Form 20-F
period 2002-12-31
STENA AB
filed 2003-05-30
CIK 1003517

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

                         Commission file number 33-99284

                                 STENA AB (PUBL)
    (Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)


                                KINGDOM OF SWEDEN
                 (Jurisdiction of incorporation or organization)

                  MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
         8(3/4)% Senior Notes due 2007 and 9(5/8)% Senior Notes due 2012
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

               50,000 ordinary shares, par value SEK 100 per share
                            (as of December 31, 2002)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days:  YES  [X]      NO [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:
                            Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

PART I.......................................................................2
Item 1.    Identity of Directors, Senior Management and Advisors.............2
Item 2.    Offer Statistics and Expected Timetable...........................2
Item 3.    Key Information...................................................2
Item 4.    Information on the Company.......................................20
Item 5.    Operating and Financial Review and Prospects.....................23
Item 6.    Directors, Senior Management and Employees.......................23
Item 7.    Major Shareholders and Related Party Transactions................23
Item 8.    Financial Information............................................23
Item 9.    The Offer and Listing............................................23
Item 10.   Additional Information...........................................23
Item 11.   Quantitative and Qualitative Disclosures About Market Risk.......23
Item 12.   Description of Securities Other than Equity Securities...........23

PART II.....................................................................23
Item 13.   Defaults, Dividend Arrearages and Delinquencies..................23
Item 14.   Material Modifications to the Rights of Security
           Holders and Use of Proceeds......................................23
Item 15.   Controls and Procedures..........................................23
Item 16.   [Reserved].......................................................23

PART III....................................................................23
Item 17.   Financial Statements.............................................23
Item 18.   Financial Statements.............................................23
Item 19.   Exhibits.........................................................23

                                  INTRODUCTION

         Unless otherwise indicated, all references in this Annual Report to "we," "us," "our," and similar terms, as well as references to the "Company," refer to Stena AB (publ) ("Stena AB") and its subsidiaries.

                           FORWARD-LOOKING INFORMATION

         This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and information relating to us based on beliefs of our management as well as assumptions made by and currently available to us. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should," and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by our targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors listed in our reports filed with the Securities and Exchange Commission (the "Commission") from time to time. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, nor assume any obligation, to revise these forward-looking statements to reflect any future events or circumstances.

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

                  Not applicable.


ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not applicable.


ITEM 3.           KEY INFORMATION


         The following selected consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2002 has been derived from the audited financial statements. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"), which differs, in certain significant respects, from generally accepted accounting principles in the United States ("US GAAP"). Reconciliation of such differences which significantly affect the determination of stockholders' equity as of December 31, 2001 and 2002 and net income for the years ended December 31, 2000, 2001 and 2002 is set forth in Note 24 to our Consolidated Financial Statements.

CURRENCY OF PRESENTATION

         We maintain our Consolidated Financial Statements in Swedish kronor. In this Annual Report, references to "SEK" or "kronor" are to Swedish kronor, references to "U.S. dollars," "dollars" or "$" are to U.S. dollars, references to "EUR" are to Euros and references to "(pound)" or "GBP" are to British pounds. For the convenience of the reader, this Annual Report contains translations of certain kronor amounts into U.S. dollars at specified rates. No representation is made that the kronor amounts have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of kronor into U.S. dollars have been made at $1.00=SEK 8.1700, the noon buying rate in New York City for cable transfers in kronor as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2003.

SELECTED FINANCIAL DATA

                                                    1998      1999     2000     2001    2002     2002
                                                    ----      ----     ----     ----    ----     ----
                                                     SEK       SEK      SEK      SEK     SEK    $ (1)
                                                                    (IN MILLIONS)
CONSOLIDATED GROUP  (2)

INCOME STATEMENT DATA (SWEDISH GAAP):
Total revenues...................................  4,634     4,274    5,760   13,104  13,425    1,643
Direct operating expenses .......................(2,253)   (1,970)  (3,177)  (8,829) (9,020)  (1,104)
Selling and administrative expenses .............  (316)     (344)    (510)  (1,421) (1,468)    (180)
Depreciation and amortization....................  (526)     (728)  (1,064)  (1,605) (1,764)    (216)
Total operating expenses.........................(3,095)   (3,042)  (4,607) (11,837)(12,252)  (1,500)
Income from operations...........................  1,539     1,232    1,153    1,267   1,173      143
Share of affiliated companies' results...........     38      (70)    (864)      131      51        6
Gain on sale of affiliated company...............     --        --    3,174       --     601       74
Interest income..................................    108       103      206      120     212       26
Interest expense.................................  (488)     (593)    (649)    (913) (1,036)    (127)
Other financial items (3)........................  (148)        55      234      196     (1)       --
Income before taxes..............................  1,046       726    3,377      805   1,001      122
Net income.......................................    651       826    3,097    1,410   1,031      126

BALANCE SHEET DATA (SWEDISH GAAP):
Cash and marketable securities (4)...............    808     1,102    2,555    3,635   3,499      429
Total assets..................................... 18,430    19,884   30,805   35,062  30,664    3,753
Total debt (5)................................... 11,480    12,408   15,878   19,028  14,756    1,806
Stockholders'  equity............................  5,005     5,631    9,270   11,110  11,589    1,419

OTHER DATA (SWEDISH GAAP):
Capital expenditures.............................(3,737)   (3,146)  (3,266)  (3,875) (2,359)    (289)
Cash dividends received (6)......................     28        29       --       --      --       --
Cash dividends paid..............................     --        --       33       50      50        6
Non-recurring items, received in cash............     --        --       10       --      --       --
Cash flow from operating activities..............    830       876    1,410    1,026   2,143      262
Cash flow from investing activities..............(2,343)   (1,405)    2,821  (1,998)     936      115
Cash flow from financing activities..............  1,493       568  (3,351)    2,014 (3,164)    (387)

CONSOLIDATED AMOUNTS (US GAAP):
Net income.......................................    627     1,036    3,602      942   1,413      173
Total assets..................................... 17,563    18,880   30,289   34,049  30,401    3,721
Stockholders' equity.............................  4,177     4,734    8,915   10,352  10,671    1,306

-------------------------------------

(1) Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 8.1700, the Noon Buying Rate on April 30, 2003.

(2) The Consolidated group includes from October 31, 2000 the Stena Line group.

(3) Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), but excluding interest income and interest expense.

(4) Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.

(5) Total debt includes short-term debt, long-term debt and capitalized lease obligations, current and noncurrent.

(6) Cash dividends received excludes dividends received on investments held for trading purposes, but includes dividends from strategic investments which up to April 2000 and October 2000, respectively, included Stena Line and Coflexip only.

RESTRICTED GROUP DATA

         We issued $175 million 10 1/2% Senior Notes due 2005 on December 20, 1995, $175 million 8 3/4% Senior Notes due 2007 on October 1, 1997 and $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002 (collectively, the "Notes"). We had repurchased approximately $72 million of our outstanding 10 1/2% Senior Notes due 2005 as of December 31, 2002 and we redeemed the remaining outstanding $103 million of the 10 1/2% Senior Notes in January 2003 at a redemption price of 102.6250% plus accrued interest to but excluding the date of redemption. Restricted Group Data represents our selected consolidated financial information excluding the property business segment (with the exception of one property). Our property operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were issued (the "Indentures"), the subsidiaries through which the property operations are conducted are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures.

         The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

SELECTED FINANCIAL DATA

                                                       2000     2001     2002     2002
                                                       ----     ----     ----     ----
                                                        SEK      SEK      SEK     $ (1)
                                                                (IN MILLIONS)
RESTRICTED GROUP

INCOME STATEMENT DATA (SWEDISH GAAP):
Revenues from operations.........................      5,086   12,133   12,400    1,518
Net gain  on sale of vessels.....................         80      155       48        6
Total revenues...................................      5,166   12,288   12,448    1,524
Direct operating expenses........................     (2,950)  (8,541)  (8,677)  (1,062)
Selling and administrative expenses..............       (457)  (1,360)  (1,397)    (171)
Depreciation and amortization....................     (1,026)  (1,552)  (1,703)    (209)
                                                      ------   ------   ------    -----
Total operating expenses.........................     (4,297) (11,435) (11,777)  (1,442)
Income from operations...........................        869      853      671       82

Share of affiliated companies' results...........       (864)     131       51        6
Gain on sale of affiliated company...............      3,174       --      601       74

Interest income..................................        199      112      207       25
Interest expense.................................       (475)    (671)    (773)     (94)
Other financial items ...........................        224      197       (2)      --
                                                      ------   ------   ------    -----
Total financial income and expense...............        (52)    (362)    (568)     (69)

Minority interest................................        123        4        1       --

Income before taxes..............................      3,250      626      756       93

Net income.......................................      2,978    1,251      855      105


-------------------------------------

(1) Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 8.1700, the Noon Buying Rate on April 30, 2003.


                                                       2000     2001     2002    2002
                                                       ----     ----     ----    ----
                                                        SEK      SEK     SEK     $ (1)
                                                                (IN MILLIONS)
RESTRICTED GROUP


BALANCE SHEET DATA (SWEDISH GAAP):
Tangible fixed assets............................     17,333   19,433  16,860    2,063
Investments in affiliated companies..............      1,869    2,184      --       --
Marketable securities............................      1,299    1,077   1,076      132
Other non-current assets.........................      2,530    1,880   2,016      247
                                                      ------   ------  ------    -----
Total non-current assets.........................     23,031   24,574  19,952    2,442

Short-term investments...........................        349      376     321       39
Cash and cash equivalents........................        915    2,131   1,880      230
Other current assets.............................      2,571    3,126   3,458      424
                                                      ------   ------  ------    -----
Total current assets.............................      3,835    5,633   5,659      693

Total assets.....................................     26,866   30,207  25,611    3,135

Total stockholders' equity.......................      9,522   11,300  11,723    1,435
Minority interest................................        207       --      --       --
Deferred income taxes............................      1,537      561     449       55

Long-term debt...................................     11,203   11,640   9,836    1,204
Other non-current liabilities....................      1,124      858     415       51
                                                      ------   ------  ------    -----
Total non-current liabilities....................     12,327   12,498  10,251    1,255

Short-term debt..................................        828    2,719     253       31
Other current liabilities........................      2,445    3,129   2,935      359
                                                      ------   ------  ------    -----
Total current liabilities........................      3,273    5,848   3,188      390

Total stockholders' equity and liabilities.......     26,866   30,207  25,611    3,135

-------------------------------------
(1) Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 8.1700, the Noon Buying Rate on April 30, 2003.

                                                             2000        2001       2002         2002
                                                             ----        ----       ----         ----
                                                             SEK         SEK        SEK          $ (1)
                                                                     (IN MILLIONS)
RESTRICTED GROUP


CONSOLIDATED STATEMENT OF CASH FLOW :
Net income ...........................................      2,978       1,251         855         105
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization ........................      1,026       1,552       1,703         209
Share of affiliated companies' results ...............        864        (131)        (51)         (6)
(Gain) on sale of affiliated company .................     (3,174)         --        (601)        (74)
(Gain) on sale of subsidiary .........................         --           5          --          --
(Gain)/loss on sale of property, vessels and equipment        (80)       (153)        (47)         (6)
(Gain)/loss on securities, net .......................       (178)       (107)         77          10
Unrealized foreign exchange (gains) losses ...........        415          56         412          50
Deferred income taxes ................................        244        (691)       (138)        (17)
Minority interest ....................................       (123)         (4)         (1)         --
Other non cash items .................................       (262)       (392)         (2)         --
Net cash flows from trading securities ...............       (227)       (227)         44           5
Changes in working capital ...........................       (318)       (247)       (424)        (52)
Net cash provided by/(used in) operating activities ..      1,165         912       1,827         224

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and .....        372         566         655          80
  equipment
Capital expenditure on property, vessels and equipment     (1,710)     (2,558)     (1,840)       (225)
Purchase of subsidiary net of cash acquired ..........        629        (212)         --          --
Proceeds from sale of subsidiary .....................         --         499          --          --
Proceeds from sale of affiliated company .............      5,449          --       2,711         332
Proceeds from sale of securities .....................        553         948         557          68
Purchase of securities ...............................       (732)       (675)       (735)        (90)
Purchase of non-current assets .......................       (296)       (100)        (39)         (5)
Sale of non-current assets ...........................         10         695          22           3
Other investing activities ...........................        (25)        (82)       (238)        (29)
Net cash used in investing activities ................      4,250        (919)      1,091         134

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt .......................      1,089       2,560       2,633         322
Principal payments on debt ...........................     (4,747)     (5,030)     (4,416)       (541)
Net change in borrowings on line-of-credit agreements      (1,087)      3,522      (1,256)       (154)
New capitalized lease obligations ....................         --          --         343          42
Principle payments capital lease obligations .........        (54)        (57)       (301)        (37)
Net change in restricted cash accounts ...............        (12)        133         (10)         (1)
Other financing activities ...........................        142          79        (166)        (20)
Net cash provided by/(used in) financing activities ..     (4,669)      1,207      (3,173)       (389)

Effect of exchange rate changes on cash and cash
equivalents ..........................................         (8)         16           4          --

Net change in cash and cash equivalents ..............        738       1,216        (251)        (31)

Cash and cash equivalents at beginning of period .....        177         915       2,131         261

Cash and cash equivalents at end of period ...........        915       2,131       1,880         230

(1) Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 8.1700, the Noon Buying Rate on April 30, 2003.

                                                            2000     2001    2002     2002
                                                            ----     ----    ----     ----
                                                            SEK      SEK     SEK      $ (1)
                                                                  (IN MILLIONS)
RESTRICTED GROUP

OTHER DATA (SWEDISH GAAP):
EBITDA (2)...............................................  1,895    2,405   2,374      291
Adjusted EBITDA (3)......................................  2,089    2,503   2,634      322

-------------------------------------

(1) Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 8.1700, the Noon Buying Rate on April 30, 2003.

(2) EBITDA is defined as income from operations plus depreciation and amortization. We have included information concerning EBITDA because certain investors use it as a measure of our ability to service our debt. EBITDA is not required under generally accepted accounting principles in Sweden or the United States and should not be considered an alternative to net income or any other measure of performance required by Swedish GAAP or US GAAP or as an indicator of our operating performance and should be read in conjunction with the consolidated statements of cash flows contained in our Consolidated Financial Statements included elsewhere herein.

         The following table presents a reconciliation of EBITDA under Swedish GAAP to Cash flow from operations, the most directly comparable financial measure calculated and prepared in accordance with Swedish GAAP.

                                                           2000     2001     2002    2002
                                                           ----     ----     ----    ----
                                                            SEK      SEK     SEK     $ (1)
                                                                    (IN MILLIONS)

EBITDA...................................................  1,895    2,405   2,374      291
Adjustments:
(Gain)/loss on sale of property, vessels and equipment...   (80)    (153)    (47)      (6)
Net cash flows from trading securities...................  (227)    (227)      44        5
Interest income and expense..............................  (276)    (559)   (566)     (69)
Foreign exchange (gains) losses..........................    527     (17)     440       54
Non cash items...........................................  (262)    (392)     (2)       --
Changes in working capital...............................  (318)    (247)   (424)     (52)
Other items..............................................   (94)      102       8        1
Cash flow from operations................................  1,165      912   1,827      224

(3) Adjusted EBITDA is EBITDA plus the sum of interest income, cash dividends received from affiliated companies and minority interest, less non-recurring items not received in cash. The following table presents a reconciliation of EBITDA under Swedish GAAP to Adjusted EBITDA:

                                                           2000     2001     2002    2002
                                                           ----     ----     ----    ----
                                                            SEK      SEK     SEK     $ (1)
                                                                    (IN MILLIONS)

EBITDA...................................................  1,895    2,405   2,374      291
Adjustments:
Interest income..........................................    199      112     207       25
Cash dividends received (a)..............................     --       --      52        6
Minority interest........................................    123        4       1       --
Non-recurring items, non-cash............................  (128)     (18)      --       --
                                                           -----    -----   -----      ---
Adjusted EBITDA..........................................  2,089    2,503   2,634      322



(a)    In 2002, cash dividends received refers to a dividend from P&O Stena
       Line.

EXCHANGE RATE INFORMATION

         The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between kronor and U.S. dollars based on the Noon Buying Rate. The exchange rate information is expressed in kronor per U.S. $1.00.

YEAR ENDED DECEMBER 31,             AVERAGE (1)          HIGH              LOW          PERIOD END
-----------------------             -----------          ----              ---          ----------
  1998...........................     7.9658            8.3530           7.5800           8.1030
  1999...........................     8.3006            8.6500           7.7060           8.5050
  2000...........................     9.2251           10.6006           8.3530           9.4440
  2001...........................    10.4328           11.0270           9.3250          10.4571
  2002...........................     9.6571           10.7290           8.6950           8.6950

  November 2002..................                       9.1690           8.9708           9.0760
  December 2002..................                       9.0750           8.6950           8.6950
  January 2003...................                       8.7920           8.4750           8.6140
  February 2003..................                       8.5650           8.4100           8.5050
  March 2003.....................                       8.7030           8.3650           8.4735
  April 2003.....................                       8.6425           8.1700           8.1700
  May 2003 (through May 29, 2003)                       8.1470           7.7479           7.7479


(1) Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

         On May 29, 2003, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 7.7479.

RISK FACTORS

         We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

         Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

         As of December 31, 2002, we and our subsidiaries had outstanding consolidated indebtedness of SEK 14,756 million ($1,697 million), of which SEK 4,667 million ($537 million) was the obligation of unrestricted subsidiaries (as defined in the indentures governing our indebtedness).

         Our indebtedness could restrict our operations and among other things, our indebtedness may:

         o limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions of vessels or other strategic acquisitions and general corporate purposes;

         o require us to dedicate all or a substantial portion of our cash flow to service our debt, which will reduce funds available for other business purposes, such as capital expenditures or acquisitions;

         o limit our flexibility in planning for or reacting to changes in the markets in which we compete;

         o place us at a competitive disadvantage relative to our competitors with less indebtedness;

         o render us more vulnerable to general adverse economic and industry conditions; and

         o make it more difficult for us to satisfy our financial obligations or be able to refinance maturing indebtedness.

         Subject to compliance with various financial and other covenants imposed by our revolving credit facilities and the agreements governing our other indebtedness, we and our subsidiaries may incur additional indebtedness from time to time, including to finance the purchase or completion of newbuildings. We have entered into shipbuilding contracts with shipyards in China and Korea for the construction of two RoRo and two RoPax vessels. The RoPax vessels were delivered in January and May 2003, respectively, and one of the RoRo newbuildings was delivered in April 2003. We also have a 75% interest in two Panamax tankers being constructed in China. We have selected a shipyard in Croatia to finish construction of an incomplete RoRo vessel we acquired in May 2002 and we expect the completed vessel to be delivered in September 2003. We have also ordered two Panamax vessels to be built in China with delivery to us expected in May

2005 and April 2006, respectively. As of December 31, 2002, our aggregate remaining yard costs for our six newbuildings and the incomplete RoRo vessel was approximately SEK 2,437 million ($276 million) payable through early 2004, of which yard payments of $63 million were paid up to December 31, 2002.

         Although certain indebtedness of ours bears a fixed rate of interest, certain other indebtedness of ours bears interest at rates that fluctuate with prevailing interest rates. As a result, our interest expense under such facilities could increase. In addition, future financing we may undertake may also provide for rates that fluctuate with prevailing interest rates that could increase. We currently hedge a portion of our interest rate exposure. However, there can be no assurance that such debt will be effectively hedged or that we will continue such hedging.

         Our incurrence of additional debt could further exacerbate the risks described in this Annual Report and could result in a material adverse effect on our business, financial condition and results of operations.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

         Although there can be no assurances, we believe that the level of borrowings available to us combined with cash from our operations will be sufficient to provide for our cash requirements. To date, we have been able to generate sufficient cash flow from operations, borrowings and refinancings to meet interest and principal payments on our indebtedness. However, our continued ability to satisfy our obligations will depend on our future operating performance and financial results that will be subject, in part, to factors beyond our control, such as interest rates and general economic, financial and business conditions, as well as other factors. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

         o refinance all or a portion of our debt;

         o obtain additional financing;

         o sell certain of our assets or operations;

         o reduce or delay capital expenditures; or

         o revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments then in effect.

The covenants in our revolving credit facilities, the agreements governing our other indebtedness and the indentures governing our notes impose restrictions on our business.

         Our revolving credit facilities, the indentures governing our notes and the instruments governing our other indebtedness contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and to take advantage of business opportunities as they arise. The restrictions these covenants place on us and our subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

         o incur liens and debt or provide guarantees in respect of obligations of any other person;

         o  issue preferred stock;

         o  pay dividends or make distributions;

         o  make redemptions and repurchases of capital stock;

         o  make loans, investments and capital expenditures;

         o  prepay, redeem or repurchase debt;

         o  engage in mergers, consolidations and asset dispositions;

         o  engage in sale-leaseback transactions and affiliate transactions;

         o change our business and issue and sell capital stock of subsidiaries; and

         o  restrict distributions from subsidiaries.

         In addition, our revolving credit facilities require us to maintain a number of financial ratios.

         If we violate these covenants and are unable to obtain waivers from our lenders, our debt under the revolving credit facilities would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations would be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Because Stena AB is a holding company, repayment of our indebtedness is dependent on cash flow generated by our subsidiaries.

         Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The indentures governing our indebtedness contain covenants that restrict the ability of our subsidiaries to enter into any agreement limiting distributions and transfers, including dividends. However, our real estate operations are conducted through unrestricted subsidiaries which are not bound by restrictive provisions of the indentures and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under the notes.

We conduct our real estate operations through subsidiaries which are not subject to certain restrictive provisions in the indentures governing our indebtedness.

         Our real estate operations are conducted through various subsidiaries. For purposes of the indentures governing our indebtedness, these subsidiaries are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of the indentures. At December 31, 2002, these unrestricted subsidiaries had outstanding indebtedness of approximately SEK
4.667 billion, substantially all of which was secured by their real property interests. Neither we nor any of our subsidiaries that has not been designated as an unrestricted subsidiary (referred to as the restricted subsidiaries) have guaranteed payment of any of this indebtedness. There is no limitation in the indentures on the amount of indebtedness such unrestricted subsidiaries may incur in the future. The indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries. The indentures contain certain limitations on our ability to make investments in unrestricted subsidiaries.

         In addition, because the covenant of the indentures prohibiting, subject to certain limitations, the creation of limitations on the ability of our subsidiaries to pay dividends does not apply to the unrestricted subsidiaries and because our real estate investments are subject to significant indebtedness, there can be no assurance that the cash flows or assets of unrestricted subsidiaries will be available to us to pay our obligations under the notes or any of our other indebtedness. The indentures also provide for designating other of our subsidiaries as unrestricted subsidiaries.

The ferry industry in areas where we operate is highly competitive.

         We compete with other ferry operators as well as different forms of transportation, including airlines, other freight carriers and fixed links such as bridges and tunnels.

         Some of these other forms of transportation are faster or may be more convenient than ferry service. In the case of competition with other ferry operators, such competition is based on the location of the routes, the rates charged, the quality and reliability of the vessel and the onshore and onboard service provided. The principal effect of this competition is to pressure our volumes and limit our ability to increase prices. Some of our competitors may have greater financial resources than us, are owned by governments or benefit from government subsidies. As a result, such competitors may be better able to withstand price competition and price volatility than us.

Rising fuel prices may adversely affect the profitability of our ferry operations.

         Fuel represents a significant cost incurred by us in the operation of our fleet. In addition, each of our four HSSs consumes significantly more fuel than a conventional ferry. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. In recent years, the prices for fuel have been increasing as well as volatile. A significant or sustained increase in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

         We seek to reduce our exposure to adverse changes in fuel prices by entering into hedging transactions. We primarily use swaps and options to hedge our exposure to variations in the price of fuel. However, there can be no assurance that such hedging activities will be successful.

Our operating results are subject to seasonal fluctuations.

         Our ferry operations are highly seasonal principally because passenger volumes are linked to tourism. The period from June through September is the peak travel season for passengers. As a result, our ferry operations generate a significantly greater portion of their revenues and substantially all of their profits in the second and third quarters and generally report losses in the first and fourth quarters.

The offshore drilling rig market is competitive and the future demand for our rigs unpredictable.

         The offshore drilling rig market is highly competitive. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes. Drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor. However, contracts for drilling projects are increasingly being negotiated directly between an oil company and its preferred contractor with quality of service, safety and suitability of equipment, as well as price, as significant factors in awarding the contract. We cannot predict the timing or extent of any changes in the industry or the future level of demand for our drilling rigs.

The shipping industry is cyclical and subject to a variety of external factors.

         Historically, the profitability of the shipping industry has been cyclical. The cyclicality of the shipping industry has been due to changes in the level and pattern of global economic growth and the highly competitive nature of the shipping industry, as well as changes in the supply of and demand for vessel capacity which impact charter rates and vessel values. The worldwide supply of vessels is influenced by the number of newbuildings and scrappings and government and industry regulation of maritime transportation practices. The overall demand for vessel capacity is influenced by global and regional economic conditions, increases and decreases in industrial and agricultural production, energy consumption, tourism patterns, political changes and armed conflicts, developments in international trade and changes in sea borne and other transportation patterns. Because many of the factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the shipping markets in which we participate, including the RoRo, RoPax, car/passenger ferry and tanker markets, as well as future charter rates and vessel values, are also unpredictable and we cannot assure you that demand for our services or vessels will increase or even remain stable.

Charter rates or utilization levels for our vessels and drilling rigs may decrease.

         Over the last decade, charter rates, vessel values and the general profitability of the shipping and offshore drilling industries have been volatile. There can be no assurance that charter rates or vessel values in the businesses in which we operate will be stable or increase over time. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the worldwide supply of vessels.

         For the five years ended December 31, 2002, our RoRo, RoPax and car/passenger ferry fleet utilization has averaged approximately 97%. In the case of our RoRo, RoPax and car/passenger ferry vessels, a substantial portion of this utilization has been through long-term charters. Prior to our acquisition of Stena Line, Stena Line was our largest customer. As a result of our acquisition of Stena Line, the vessels previously chartered to Stena Line and used in our ferry operations are no longer part of our Roll-on/Roll-off vessel operations. As of March 31, 2003, four charters for our fleet (excluding the Stena Clipper which was sold in April 2003) of six Roll-on/Roll-off vessels were due to expire over the following 12 months. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have already adversely impacted charter rates and the value of older, smaller and slower vessels.

         For the five years ended December 31, 2002, our drilling rig utilization rate has averaged approximately 96%. Three of our drilling rig charters currently expire in 2003 and the two other charter contracts expire in 2006 and 2009, respectively, subject to certain early termination rights in the case of the charter expiring in 2009. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations.

         For the five years ended December 31, 2002, the utilization for our fleet of chartered in tankers and the tankers owned by us has averaged 97%. All of our chartered in tankers are currently trading on the spot market. There can be no assurance that rates on the spot market will not decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The charters for our two owned tankers expire in 2007 and 2011, respectively.

         We actively seek new charters in an effort to maintain a high level of vessel and rig utilization. However, we cannot assure you that we will be successful in renewing charter agreements, obtaining charter agreements for our newbuildings or replacing charter agreements for our existing vessels or that future charter rates will enable our vessels to be operated profitably.

Conversions of our vessels and drilling rigs, upgrades or newbuildings may be subject to delays and cost overruns.

         From time to time we may undertake to add new capacity through conversions or upgrades to our vessels and drilling rigs or through new construction. These projects are subject to risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

    -  shortages of equipment, materials or skilled labor;

    -  unscheduled delays in the delivery of ordered materials and equipment;

    -  unanticipated cost increases;

    -  weather interferences;

    - difficulties in obtaining necessary permits or in meeting permit conditions;

    -  design and engineering problems;

    -  failure to meet agreed-upon specifications; and

    -  bankruptcy or other failures of the shipyard.

Our international operations expose us to risks and uncertainties arising from international political conflicts and economic conditions that could negatively impact our results of operations.

         Our operations are global and are affected by international economic, political and governmental conditions, especially in the countries where we and our subsidiaries are engaged in business or where our vessels operate or are registered.

         Economic conditions and fluctuations in currency exchange rates among the countries in which we conduct our ferry operations affects the travel and trade patterns of our customers. We are also subject to governmental and regulatory risks including taxation, nationalization, inflation and protectionist measures that can affect our ability to operate our current routes or alter our routes. We are further subject to political upheaval risks. For example, passenger, private car and freight traffic on our Scotland-Northern Ireland route has been affected by civil disturbances from time to time in Northern Ireland and may be so affected in the future.

         We are also subject to risks pertaining to the Middle East conflict. The tankers owned, chartered in or managed by us trade from time to time in the Arabian Gulf. In the past, political and armed conflicts in this region have included attacks on tankers and other efforts to disrupt shipping in this area. Future political instability or future hostilities in this region could adversely impact our tanker operations and therefore could have a material adverse affect on our operations.

         These circumstances may materially adversely affect our trade patterns, operations and results of operations.

Terrorist attacks, such as the attacks in New York and Washington, D.C. on September 11, 2001, and other attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability.

         On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have contributed to major instability in the U.S. and other financial markets and have resulted generally in a slow-down in travel. Leaders of the U.S. government have announced their intention to actively pursue those behind the attacks and to possibly initiate broader action against global terrorism. The attacks, the military response and future developments, or other military actions, such as the recent ongoing military actions in Iraq, may lead to further acts of terrorism in the United States or elsewhere and such developments would likely cause further instability in financial markets or further disruptions in travel patterns. Furthermore, the terrorist attacks and future developments may result in reduced demand from our customers for our services. These developments will subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

We have potential conflicts of interest with our owners that may adversely affect us.

         Our owners own other companies and have other business interests. In the past, certain of such companies have engaged in the same business as or in businesses similar to those conducted by us. In the future, due to the availability of funds, restrictions contained in debt or other instruments or for other reasons, our owners may determine to allocate a particular business opportunity, such as the acquisition of a vessel or drilling rig or the construction of a new vessel to such other companies. In addition, our owners may make these investments or engage in these businesses directly. In such event, we would not incur any debt or be subject to any risks related to such transaction, but also would not receive any cash flow or income generated by it. Further, such activities by our owners may result in other companies or our owners directly competing with us.

         In the case of corporate opportunities and conflicts of interest, Swedish corporate law requires our directors to act in our best interests. Our board of directors is advised by Swedish counsel with respect to such matters. Our eight directors and one deputy director include four directors who are neither employees nor officers of Stena AB and three directors, including our deputy director, who are appointed by the trade unions representing our employees.

The loss of the services of our key employees could materially adversely affect our revenues, results of operations and prospects.

         We rely, and expect to continue to rely, upon Dan Sten Olsson, our Chief Executive Officer, and Svante Carlsson, our Chief Financial Officer, as well as certain other key employees for the successful pursuit of our activities. The loss of any of their services could have an adverse effect on our operations. We do not maintain life insurance with respect to Messrs. Olsson or Carlsson.

Most of our onboard staff and onshore shipping staff are unionized. Strikes by them may disrupt our services and adversely affect our operations.

         The shipping industry in Sweden and other jurisdictions in which we operate is susceptible to industrial action due to the strong influence of maritime trade unions, resulting both from direct employer/employee disputes and from sympathetic industrial action which legislation in those countries currently permits. While we believe that we have good relations with our work force, we cannot assure you that we will not be adversely affected by future industrial action against efforts by our management to reduce labor costs, restrain wage increases or modify work practices.

         We are party to separate agreements covering substantially all our employees in our ferry operations in Sweden, the United Kingdom and The Netherlands. Generally, the term of these agreements is for one to two years or the agreements continue until terminated or renegotiated. In the United Kingdom, we have an agreement with our labor unions for which the pay level is negotiated on an annual basis. We negotiate labor agreements for our offshore drilling operations separately on an annual basis.

         Although we have not experienced a strike or work stoppage in the last 10 years, there can be no assurance that we will in the future be able to favorably negotiate the terms and conditions of such labor agreements or that strikes or disruptions will not occur in the future as a result of the failure to negotiate such terms or otherwise.

Currency fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

         Although we report our results of operations in kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally U.S. dollars, British pounds, Euros and Norwegian kroner. In particular, we incur significant expenses in U.S. dollars for fuel and for expenses in our tanker operations and as of December 31, 2002 approximately $888 million of our debt was denominated in dollars. Fluctuations in the exchange rates between the dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our dollar-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between kronor and other currencies. Our financial results as reported in kronor have in the past and in the future are expected to be significantly affected by changes in the exchange rate between the kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful and foreign exchange fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

We utilize various financial instruments, including hedging arrangements, to manage financial risks, which may not be successful.

         We have traditionally used various financial instruments as part of an overall risk management policy to seek to reduce our exposure to interest rate and foreign currency exchange fluctuations. To manage our interest rate risks, we utilize swaps, forward rate agreements, interest rate futures, options and interest rate collars. To manage our foreign currency exchange rate exposure, we utilize forward foreign currency exchange contracts, foreign currency options and currency swaps. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful in mitigating the risk that interest rate fluctuations will have an adverse effect on our financial statements and/or operating results.

         By utilizing hedging instruments, we potentially forego benefits that might result from fluctuations in currency exchange rates, declines in short term interest rates and declines in oil prices. Additionally, we are exposed to credit risk in the event of the failure of counterparties to meet their obligations under these arrangements. The theoretical risk is the cost of replacement at current market prices of these transactions in the event of defaults by counterparties. Although we believe the possibility of non-performance by counterparties is remote (given that we maintain a policy of entering into such arrangements only with highly rated institutions), the impact of such a default may have an adverse effect on our result of operations. There can also be no assurance that our hedging activities will be successful.

Compliance with safety, environmental and other governmental requirements may adversely affect our operations.

         The shipping industry in general, our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include:

         o the United States Oil Pollution Act of 1990 (OPA) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

         o the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by certain countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

         o the International Maritime Organization International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

         o the International Maritime Organization International Convention for the Safety of Life at Sea of 1974 (SOLAS) with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft such as the HSS ferries; and

         o the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages.

         Additional laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our vessels may be subject to requisition by the government of the flag flown by the vessel without any guarantee of compensation for lost profits.

         We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The vessels' operating certificates and licenses are renewed periodically during each vessel's required annual survey. However, government regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our ships to keep them in compliance.

Catastrophic loss and other liabilities of our business could adversely affect our results of operations.

         The operation of any oceangoing vessel carries with it an inherent risk of catastrophic maritime disaster, mechanical failure, collision, and loss of or damage to cargo.

         Additionally, in the course of operating vessels, marine disasters such as oil spills and other environmental mishaps, cargo loss or damage, business interruption due to political or other developments, as well as maritime disasters not involving us, labor disputes, strikes and adverse weather conditions could result in loss of revenues, liabilities or increased costs, personal injury, loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims. In addition, offshore drilling operations are subject to many of the same risks as shipping, including risks relating to the environment and possible catastrophic loss or liability, and are subject to the usual hazards inherent in drilling for oil and gas offshore, such as blowouts, reservoir damage, loss of well control, punchthroughs, craterings or fires.

         Although we maintain insurance which we believe is consistent with industry norms against certain of these risks, including loss of life, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered by us or the loss of income resulting from a vessel being removed from operation. We also cannot assure you that a claim will be paid or that we will be able to obtain insurance at reasonable rates in the future.

         In the event that such claims were assessed against us, all of our assets could be subject to attachment and other judicial process.

ITEM 4.           INFORMATION ON THE COMPANY

ORGANIZATION AND HISTORY

         Stena AB was incorporated as a stock corporation of limited liability in 1897 under the laws of the Kingdom of Sweden. Stena AB was acquired by the Sten A. Olsson family in 1967 to serve as a holding company for certain of the family's businesses. On

September 27, 2002, we converted into a public company. Our principal corporate offices are located at Masthuggskajen, SE-405 19 Gothenburg, Sweden and our telephone number at that address is 46-31-855000.

         We are one of the largest privately owned companies in Sweden. We are owned by certain members of the Olsson family including Dan Sten Olsson, our Chief Executive Officer. The Olsson family has been involved in various aspects of the shipping business since 1946 and we are a leading participant in the worldwide shipping industry. In addition, in order to capitalize on our experience and knowledge of the shipping industry, we have expanded our activities to include other operations related to shipping.

BUSINESS SUMMARY AND DEVELOPMENTS

         We, together with Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall"), which are also owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia Maritime AB ("Concordia"), which is 52% owned by Sessan, comprise the "Stena Sphere" of companies. The Stena Sphere of companies is engaged in shipping, ferry lines, offshore drilling, metal and paper recycling, sales of bunker fuel, real estate and financial activities.

         We own and operate one of the world's largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels, and crude oil and petroleum product tankers. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands.

         In March 1998, Stena Line combined its English Channel operations with the English Channel operations of The Peninsular and Oriental Steam Navigation Company ("P&O") to form P&O Stena Line Limited ("P&OSL"), operating two English Channel routes, including the Dover-Calais route. On August 13, 2002, we sold our 40% equity interest (50% voting rights) in P&OSL to P&O. In connection with the sale, we received approximately (pound)193 million (SEK 2.7 billion) comprised of approximately (pound)152 million for our equity interest in P&O Stena Line, (pound)30 million as repayment of an outstanding loan to P&O Stena Line and approximately (pound)11 million as dividends and interest. The transaction resulted in a gain of SEK 601 million. We used these proceeds to repay indebtedness under our revolving credit facilities.

         On May 27, 2003, we announced that we had signed a memorandum of understanding with P&O for the possible acquisition of P&O's Liverpool-Dublin and Fleetwood-Larne ferry operations on the Irish Sea. The agreement also includes five vessels and 50% of P&O's port in Cairnryan, Scotland. We propose to rebuild the port to accommodate Stena Line's two vessels as well as a new linkspan to serve P&O's operation. The transaction with P&O is subject to the negotiation of contracts, employee consultation and regulatory clearances.

BUSINESS OVERVIEW

FERRY OPERATIONS

         We operate 17 routes and 33 vessels in Scandinavia and the United Kingdom under the "Stena Line" and "Scandlines" brand names. The results of our ferry operations have improved significantly from the year ended December 31, 2000. Since that date, we have expanded our route network through acquiring and opening new routes and implemented measures designed to control costs. We have also benefited from volume improvements commencing in late 2001 after volumes declined in 1999 and 2000 following the abolition on July 1, 1999 of duty and tax free sales within the European Union. In November 2000, we established a new business segment, ferry operations. We acquired, in our acquisition of Stena Line, six vessels that were formerly part of our Roll-on/Roll-off operations. This reduced annual charter expenses by approximately SEK 382 million. In addition, we benefit from a new tax subsidy introduced in Sweden in October 2001 similar to other tax subsidy arrangements already implemented by several other countries in Northern Europe. The amount of this subsidy was approximately SEK 372 million for the 12 month period ended December 31, 2002.

         Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and duty and tax free sales on certain of our routes; and (iii) freight, which consists primarily of trailer and truck transportation. For the twelve months ended December 31, 2002, we carried a total of 12.6 million passengers, 2.4 million private cars and 1.1 million freight units on our routes. For the year ended December 31, 2002, our ferry operations generated revenues of SEK 8.5 billion which were generated from travel (40%), on board sales (24%) and freight/other (36%).

         In August 2000, we completed the acquisition of Scandlines AB, a Swedish company. Through this transaction, we acquired one route, Trelleborg-Travemunde, and 50% interests in three other routes, Helsingborg-Helsingor, Trelleborg-Sassnitz and Trelleborg-Rostock.

         Prior to October 2000, we owned an approximate 46% interest in Stena Line and another company owned by our shareholders owned a 7.5% interest in Stena Line. As of October 2000, Stena Line became one of our subsidiaries as a result of our acquisition of a majority of the outstanding shares of Stena Line. Pursuant to open market purchases of Stena Line shares, a tender offer for such shares and a statutory procedure, we acquired the entire equity interest in Stena Line. We also acquired Stena Line's $300 million Senior Notes pursuant to a tender offer and consent solicitation in the fourth quarter of 2000. In late 2001, we refinanced Stena Line and reorganized its operating units.

         On August 13, 2002, we completed the sale of our 40% equity interest (50% voting interest) in P&O Stena Line to P&O for (pound)193 million comprised of approximately (pound)152 million for our equity interest in P&O Stena Line, (pound)30 million as repayment of an outstanding loan to P&O Stena Line and approximately (pound)11 million as dividends and interest. P&O Stena Line operates two English Channel routes, including the Dover-Calais route, Europe's largest ferry route in terms of passenger traffic. We retained certain obligations in connection with P&O Stena Line, including an obligation to indemnify P&O Stena Line with respect to certain tax matters. In connection with this transaction, we also purchased from P&O North Sea Ferries Limited three RoPax vessels that we operate on our Harwich-Rotterdam route. We also agreed to certain restrictions on our business for a period of three years, including that we will not carry on or engage in tourist or freight ferry services which call at any European mainland port between Dieppe and Zeebrugge or any English port between Newhaven and Harwich.

         As of October 1, 2001 Sweden introduced a new tax subsidy system with similar effect to other arrangements already implemented by several other countries in Northern Europe. Under the new system, ferry operators receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board Swedish-flagged vessels.

BUSINESS ACTIVITIES

         We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue and percentage of total revenue for each of our business areas for the last three years.

--------------------------------------------------------------------------------------------------------
                                                        Year Ended December 31,
                                                  ------------------------------------ -----------------
(SEK in millions, except percentages)             2000(1)(2)           2001              2002
--------------------------------------------------------------------------------------------------------
Travel...........................................   2,959      42%    3,167      40%     3,413    40%
Onboard sales....................................   1,748      25     2,011      25      2,075    24%
Freight..........................................   2,232      32     2,631      33      2,898    34%
Other............................................      85       1       100       2         99     2%
                                                  ---------- ------- -------- -------- -------- --------
Total revenues...................................   7,024     100%    7,909     100%     8,485   100%
--------------------------------------------------------------------------------------------------------

(1) As of October 2000, Stena Line became a subsidiary as a result of our acquisition of a majority of the outstanding shares of Stena Line. Prior to October 31, 2000 these figures represent Stena Line's business.

(2)    Scandlines AB was included in the accounts of Stena Line as of July 2000.

         We generate travel revenue from sales of tickets for passengers, private cars, motorbikes, recreational vehicles and buses, as well as from package tour sales. Our travel revenue also includes revenue from our two Danish hotels which are marketed as part of packages for conferences or vacations and provision of travel agency services.

         We generate onboard sales from onboard duty and tax free and other retail sales, restaurants, bars, arcades and gaming. As a consequence of the abolition of duty and tax free sales in the European Union on July 1, 1999, onboard sales have declined as a percentage of our total revenues. However, our non-European Union routes such as Norway-Denmark and Sweden-Poland, have not been affected by the abolition of duty and tax free sales. Poland is expected to join the European Union during May 2004, at which time we will no longer be able to provide duty and tax free sales on that route.

         Our freight activities consist of the transportation of trucks, trailers, containers and railcars. Our freight customers are primarily large freight transport and forwarding companies. The majority of our freight cargo consists of trucks accompanied by drivers which generate a higher freight rate than unaccompanied freight. We believe that, as a result of our route network and ability to provide transportation across more than one route, we are well positioned to benefit from the future growth of European freight trade.

ROUTE NETWORK

         As of March 31, 2003, we operated 17 routes in Scandinavia and the United Kingdom. Our routes are geographically well positioned and generally located in high traffic areas.

         Sweden-Denmark. We operate ferry services on three routes. We estimate that we had an approximate 29%, 21% and 43% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Denmark for the year ended December 31, 2002.

         The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years.


-------------------------------------------------------------------------------------------------------------
                                 PASSENGERS                  PRIVATE CARS                FREIGHT UNITS
-------------------------------------------------------------------------------------------------------------
(In Thousands)               2000     2001    2002        2000    2001     2002        2000     2001    2002
-------------------------------------------------------------------------------------------------------------
Gothenburg-
   Fredrikshavn...........  2,131    1,981   2,087         438     413      433         156      156     164
Varberg-Grena.............    275      201     189          63      48       45          22       26      26
Helsingborg-
   Helsingor (1)(2).......  2,312    4,047   4,109         373     666      695          76      139     137
-------------------------------------------------------------------------------------------------------------

(1)    Operations on this route commenced July 1, 2000.

(2) Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

         The Gothenburg-Fredrikshavn route is our single largest route on a revenue basis. The Gothenburg-Fredrikshavn route is 52 nautical miles. We operate one day ferry, two RoPax vessels and one HSS 900 vessel on this route. The scheduled crossing time is approximately 3.25 hours, except in the case of the HSS 900, which makes the crossing in approximately two hours.

         The Varberg-Grena route is 65 nautical miles and has a scheduled crossing time of approximately 4.5 hours. We operate one RoPax vessel on this route.

         The Helsingborg-Helsingor route is 3 nautical miles and has a scheduled crossing time of approximately 20 minutes. This route is operated in a 50/50 partnership with Scandlines Danmark A/S. Each partner receives a 50% share of the accounting profit or loss of the partnership and receives an agreed fixed monthly management fee. We operate three vessels on this route, one is owned and operated by us, one by Scandlines Danmark A/S, and one jointly by us and Scandlines Danmark A/S.

         Sweden-Germany. We operate ferry service on five routes, including two routes operated in cooperation with Scandlines Deutschland Gmbh. We estimate that we had an approximate 42%, 43% and 29% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2002.

         The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.


-------------------------------------------------------------------------------------------------------------
                                     PASSENGERS                 PRIVATE CARS               FREIGHT UNITS
-------------------------------------------------------------------------------------------------------------
(In Thousands)                   2000    2001    2002        2000     2001    2002       2000    2001   2002
-------------------------------------------------------------------------------------------------------------
Gothenburg-Kiel.................  425     445     486          95       92      95         40      37     35
Gothenburg-
   Travemunde...................   --      --       4          --       --      --         63      61     58
Trelleborg-
   Sassnitz (1) (2).............  209     328     338          34       56      65          6      13     15
Trelleborg-
   Rostock (1) (2)..............   76     139     151          13       23      27         24      49     48
Trelleborg-
   Travemunde(1)................   14      35      50          --       --      --         15      35     53
-------------------------------------------------------------------------------------------------------------

(1)    Operations on this route commenced July 1, 2000.

(2) Represents only 50% of the volumes on this route. This route is operated under a pooling arrangement with Scandlines Deutschland AG.

         On the Gothenburg-Kiel route, we operate two large overnight RoPax vessels with cabin accommodations. The Gothenburg-Kiel route is 214 nautical miles and has a scheduled crossing time of approximately 13.5 hours. We operate two RoRo vessels on the Gothenburg-Travemunde route. The Gothenburg-Travemunde route is 265 nautical miles and has a scheduled crossing time of approximately 15 hours. Throughout the year, we operate one overnight crossing in each direction on each of these routes.

         We operate the route Trelleborg-Sassnitz in cooperation with Scandlines Deutschland Gmbh, a subsidiary of the Danish-German group of Scandlines AG, in a pooling arrangement. Pursuant to the pooling arrangement, revenue is split 50/50 between us and Scandlines Deutschland Gmbh, we each pay our own expenses and retain proceeds from on-board sales. The route is 60 nautical miles and represents the shortest distance between Sweden and Germany. The crossing time is approximately 3.5 hours. Two vessels are operating on this route, one contributed by us and one contributed by Scandlines Deutschland Gmbh.

         We operate the route Trelleborg-Rostock in cooperation with Scandlines Deutschland Gmbh under a pooling arrangement. Pursuant to the pooling arrangement, revenue is split 50/50 between us and Scandlines Deutschland Gmbh, we each pay our own expenses and retain proceeds from on-board sales. The route is 85 nautical miles and has a scheduled crossing time of 5 hours. Two vessels operate on this route, one contributed by us and one contributed by Scandlines Deutschland Gmbh.

         We operate two RoPax vessels on the freight route
Trelleborg-Travemunde. The route is 120 nautical miles and has a scheduled crossing time of 7 hours.

         Norway-Denmark. We operate ferry service on one route. We estimate that we had an approximate 15%, 11% and 16% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark for the year ended December 31, 2002.

         The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.


-------------------------------------------------------------------------------------------------------------
                                            PASSENGERS              PRIVATE CARS            FREIGHT UNITS
-------------------------------------------------------------------------------------------------------------
(In Thousands)                          2000    2001    2002      2000   2001   2002      2000   2001   2002
                                      -----------------------    --------------------    --------------------
Oslo-Fredrikshavn.....................   526     552     556        58     62     63        13     16     15
-------------------------------------------------------------------------------------------------------------

         We operate a large overnight ferry with cabin accommodations on this route. The Norway-Denmark route is 143 nautical miles and has a scheduled crossing time of approximately 12.0 hours. Throughout the year we offer a daily overnight sailing from Oslo with a day return from Fredrikshavn. Because Norway is not part of the European Union, we continue to offer duty and tax free retail sales on this route.

         Sweden-Poland. We operate ferry service on one route. We estimate that we had an approximate 46%, 34% and 25% share of the passengers, private cars and freight units volume, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2002.

         The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

-------------------------------------------------------------------------------------------------------------
                                            PASSENGERS              PRIVATE CARS            FREIGHT UNITS
-------------------------------------------------------------------------------------------------------------
(In Thousands)                          2000    2001    2002      2000   2001   2002      2000   2001   2002
                                      -----------------------    --------------------    --------------------
Karlskrona-Gdynia.....................   267     300     364        36     35     45        17     19     35
-------------------------------------------------------------------------------------------------------------

         The Karlskrona-Gdynia route is 164 nautical miles and has a scheduled crossing time of approximately 10 hours. In order to accommodate increasing volumes, in January 2002 we added a RoPax vessel to the night ferry operated on this route. Because Poland is not part of the European Union, we continue to offer duty and tax free retail sales continue on this route. However, Poland is expected to join the European Union in May 2004.

         Wales/England-Republic of Ireland. We operate ferry services on three routes. We estimate that we had an approximate 50%, 48% and 24% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales or England and the Republic of Ireland for the year ended December 31, 2002.

         The following table sets forth the volumes of passengers, private cars and freight units on our Wales-Republic of Ireland routes for the last three years.

-------------------------------------------------------------------------------------------------------------
                                            PASSENGERS              PRIVATE CARS            FREIGHT UNITS
-------------------------------------------------------------------------------------------------------------
(In Thousands)                          2000    2001    2002      2000   2001   2002      2000   2001   2002
                                      -----------------------    --------------------    --------------------
Fishguard-Rosslare...................    833     687     708       193    155    167        38     35     38
Holyhead-Dun Laoghaire...............  1,194   1,067   1,109       229    206    209        48     44     38
Holyhead-Dublin......................    175     158     206        39     31     43        52     55     66
-------------------------------------------------------------------------------------------------------------

         We operate one HSS 1500, two RoPax vessels and, in the high season, an additional conventional fast ferry on these routes. The Holyhead-Dun Laoghaire route is 58 nautical miles and has a scheduled crossing time of approximately
1.75 hours with an HSS. The Holyhead-Dublin route is 59 nautical miles with a scheduled crossing time of approximately 3.0 hours. The Fishguard-Rosslare route is approximately 54 nautical miles and has a scheduled crossing time of approximately 3.75 hours, except in the case of a conventional fast ferry which makes the crossing in approximately 1.65 hours.

         Scotland/England-Northern Ireland. We operate ferry service on one route. We estimate that we had an approximate 53%, 43% and 16% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland and Northern Ireland for the year ended December 31, 2002.

         The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

-------------------------------------------------------------------------------------------------------------
                                            PASSENGERS              PRIVATE CARS            FREIGHT UNITS
-------------------------------------------------------------------------------------------------------------
(In Thousands)                          2000    2001    2002      2000   2001   2002      2000   2001   2002
                                      -----------------------    --------------------    --------------------
Stranraer-Belfast...................   1,458   1,348   1,301       276    251    259       163    148    131
-------------------------------------------------------------------------------------------------------------

         Prior to February 2002, we operated two RoPax vessels and one HSS 1500 on this route.

         We operate one RoPax vessel and one HSS 1500 on this route. The Stranraer-Belfast route is 46 nautical miles and has a scheduled crossing time of approximately 3.25 hours, except in the case of the HSS 1500 which makes the crossing in approximately two hours.

         England-The Netherlands. We operate ferry services on three routes. We estimate that we had an approximate 34%, 41% and 15% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands or Belgium for the year ended December 31, 2002.

         The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.


-------------------------------------------------------------------------------------------------------------
                                            PASSENGERS              PRIVATE CARS            FREIGHT UNITS
-------------------------------------------------------------------------------------------------------------
(In Thousands)                          2000    2001    2002      2000   2001   2002      2000   2001   2002
                                      -----------------------    --------------------    --------------------
Harwich-Hook of Holland..................985     882     966       223    210    231       129    136    141
Killingholme-Hook of Holland(1)...........--      --      22        --     --     --         7     46     52
Harwich-Rotterdam(2)......................--      --      17        --     --     --        --     --     59
-------------------------------------------------------------------------------------------------------------

(1)    We commenced operations on this freight route in October 2000.

(2) We commenced operations on this freight route on September 15, 2002. We acquired this route in July 2002 and from August 1, 2002 to September 14, 2002 this route was operated as a Rotterdam-Felixstowe route.

         We operate two RoPax vessels and one HSS 1500 on our Harwich-Hook of Holland route. The Harwich-Hook of Holland route is 110 nautical miles and has a scheduled crossing time of approximately eight hours, except in the case of the HSS 1500, which makes the crossing in approximately 3.75 hours.

         We operate two RoPax vessels on our Killingholme-Hook of Holland route. The Killingholme-Hook of Holland route is 187 nautical miles and has a scheduled crossing time of approximately 12 hours.

         We operate three RoPax vessels on our Harwich-Rotterdam route. This route is 109 nautical miles and has a scheduled crossing time of approximately
6.75 hours.

FERRY FLEET

         As of March 31, 2003, our ferry fleet consisted of 33 vessels.

         Newbuildings. In July 2000, we ordered two RoPax vessels from a shipyard in Korea. The first of these vessels, the Stena Britannica, was delivered in January 2003, and entered service on the Harwick-Hook of Holland route replacing a vessel previously used on the route which was sold to Finnlines in Finland in March 2003. The second vessel, the Stena Adventurer, was delivered in May 2003 and is expected to be operational at the beginning of July 2003.

         HSS vessels. We currently operate three HSS 1500s and one HSS 900. HSS vessels are designed to travel with significantly less vertical motion than other fast ferries at service speeds of up to 40 knots. The HSS 1500 is currently the largest high speed ferry in service in the world and has the capacity to carry significant numbers of trucks, freight trailers, cars and buses and up to 1500 passengers. The HSS 900 can carry up to 900 passengers and 210 cars or a combination of cars and buses.

                                   HSS VESSELS

                                                                                                           SERVICE
                                                     YEAR                 PASSENGER    NUMBER OF   LANE     SPEED
VESSEL                              ROUTE            BUILT    GROSS TONS  CAPACITY      BERTHS     METERS  (KNOTS)
--------------------------  -----------------------  -----    ----------  ---------     ------     ------  -------
Stena Carisma.............  Gothenburg-Fredrikshavn   1997      8,631         900          --        --       38
Stena Discovery...........  Harwich-Hook of           1997      19,638       1,500         --        800      40
                            Holland
Stena Explorer(1).........  Holyhead-Dun              1996      19,638       1,500         --        800      40
                            Laoghaire
Stena Voyager(1)..........  Stranraer-Belfast         1996      19,638       1,500         --        800      40


(1)   Leased pursuant to long-term finance leases.

         Conventional, day and night ferries. Our fleet of conventional day and night ferries are designed to transport a combination of cars, trucks, freight trailers and passengers. This type of ferry comes in two different designs, the day ferry and the night ferry. Night ferries provide cabin accommodation for passengers.

                             CONVENTIONAL FAST FERRY

                                                                                                                   SERVICE
                                                     YEAR                 PASSENGER    NUMBER OF    CAR     LANE    SPEED
VESSEL                              ROUTE            BUILT    GROSS TONS   CAPACITY     BERTHS   CAPACITY  METERS  (KNOTS)
--------------------------  -----------------------  -----    ----------  ---------     ------   --------  ------  -------
Stena Lynx III(1).........  Fishguard-Rosslare       1996         4,113       670         --        --       --      37

(1) Chartered on contract expiring September 2003.


                                   DAY FERRIES

                                                    YEAR                                                           SERVICE
                                                    BUILT/               PASSENGER    NUMBER OF     CAR     LANE    SPEED
VESSEL                      ROUTE                 REFITTED   GROSS TONS  CAPACITY      BERTHS    CAPACITY  METERS  (KNOTS)
------------------  ----------------------------  ---------  ----------  ---------     ------    --------  ------  -------
Stena Danica        Gothenburg-Fredrikshavn       1983/2003    28,727       2,274        64         555      1,640    19.5
M/S Aurora af       Helsingborg-Helsingor            1992      10,918       1,250        --         240        535      14
Helsingborg(1)
Hamlet(2)           Helsingborg-Helsingor            1997      10,067       1,000        --         240        535      15


(1)  Chartered on long-term contract expiring January 2008.

(2)  The vessel is 50% owned by us and 50% owned by Scandlines AG.

                                  NIGHT FERRIES

                                                    YEAR                                                   SERVICE
                                                   BUILT/                 PASSENGER    NUMBER OF    LANE    SPEED
VESSEL                              ROUTE         REFITTED    GROSS TONS  CAPACITY      BERTHS     METERS  (KNOTS)
--------------------------  -------------------  ---------    ----------  ---------     ------     ------  -------
Stena Baltica              Karlskrona-Gdynia     1986/1994       31,189     1,800        1,218       900      20
(ex Koningin Beatrix).....
Stena Saga................ Oslo-Fredrikshavn     1981/2003       33,750     1,700        1,862      1,050     22


         RoPax vessels. RoPax vessels are designed to transport trucks, freight trailers, buses and cars and also provide accommodation for passengers. RoPax vessels are flexible and can adapt their capacity in line with seasonal variations in freight and passenger traffic. During the peak passenger season, the RoPax vessel acts as a ferry for passengers and cars and, during the low season, we operate this type of vessel as a freight ferry.

                                  ROPAX VESSELS


                                                                                                                       SERVICE
                                                       YEAR BUILT/                  PASSENGER    NUMBER OF     LANE    SPEED
VESSEL                              ROUTE              REFITTED       GROSS TONS    CAPACITY      BERTHS      METERS   (KNOTS)
--------------------------  -----------------------   -------------   ----------    ---------    ---------    ------   -------
Stena Jutlandica(1).......  Gothenburg-Fredrikshavn       1996          29,690        1,500          200       2,100      21.5
M/S Skane(2)..............  Trelleborg-Rostock            1998          42,705          600          550       3,297       21
Stena Britannica II(3)....  Harwich-Hook of Holland       2002          43,487          900          600       3,400       22
Stena Hollandica..........  Harwich-Hook of Holland       2001          33,360          400          452       2,918       22
Stena Forwarder(4)........  Holyhead-Dublin               2001          25,000        1,000          362       2,040       23
Stena Caledonia...........  Stranraer-Belfast             1981          12,619        1,000           -          780      19.5
Stena Europe..............  Fishguard-Rosslare          1981/2002       24,828        1,400          452       1,150       19
Stena Germanica...........  Gothenburg-Kiel             1987/1999       39,178        1,700        2,364       1,628       21
Stena Nautica.............  Varberg-Grena                 1986          19,763          900          126       1,265       18
Stena Scandinavica........  Gothenburg-Kiel             1988/1999       39,169        1,700        2,364       1,628       21
M/S Gotaland..............  Trelleborg-Travemunde       1973/1994       18,060          400          148       1,296       18
Stena Traveller...........  Karlskrona-Gdynia             1992          18,332          250          204       1,800       18
Svealand..................  Trelleborg-Travemunde         1999          25,206          366           -        2,300       23
M/S Trelleborg............  Trelleborg-Sassnitz          1982/94        20,028          900           50       1,189       17
Stena Scanrail............  Gothenburg-Fredrikshavn     1973/1996        7,504           65           26       1,000      16.5
Stena Searider............  Killingholme-Hook of        1969/1995       21,019          120          105       2,390       17
                            Holland
Stena Seatrader...........  Killingholme-Hook of          1973          17,991          221          180       2,100      17.5
                            Holland
Stena Partner.............  Harwich-Rotterdam           1978/1981       21,162          124          166       2,450       17
Stena Transfer............  Harwich-Rotterdam           1977/1981       21,162          124          166       2,450       17
Stena Transporter.........  Harwich-Rotterdam           1978/1995       16,776           80          102       1,850       17

(1) Prior to December 23, 2002, 50% of the vessel was leased pursuant to a long-term finance lease. On that date, our interest in the vessel was sold to Stena Sessan. The vessel is now chartered by us on long-term contract expiring December 2014.

(2) Chartered on long-term contract expiring in July 2005, with an option to extend until 2020.

(3)    Stena Britannica II replaced the Stena Britannica in March 2003.

(4) Chartered on long-term contract which expired April 2003, at which time the vessel was redelivered.

         RoRo vessels. The RoRo vessel is designed primarily to transport freight trailers and a limited number of passengers, primarily truck drivers.

                                  RORO VESSELS


                                                                                                                       SERVICE
                                                       YEAR BUILT/                  PASSENGER    NUMBER OF     LANE    SPEED
VESSEL                                ROUTE            REFITTED       GROSS TONS    CAPACITY      BERTHS      METERS   (KNOTS)
--------------------------  -----------------------   -------------   ----------    ---------    ---------    ------   -------
Stena Carrier.............  Gothenburg-Travemunde         1978          13,117         12           12         1,700      18
Stena Freighter...........  Gothenburg-Travemunde         1977          13,145         12           12         1,700      18
Stena Gothica(1)..........  Gothenburg-Harwich          1975/1990       14,406         12           12         2,000      16

(1) This vessel is chartered out to and operated by a joint venture between us and Tor Line AB on an annual renewable basis. Additionally, the joint venture charters out the vessel to Tor Line AB for part of each year. We and Tor Line AB share equally in the profits and losses from the joint venture.

SALES AND MARKETING

         Passengers and cars. Our travel service targets our marketing efforts to three distinct groups: individual travelers, bus operators and business travelers. The travel products and services we offer consist of day trips, package trips (ferry ticket plus shore based arrangements), cruises (ferry tickets used primarily for onboard activities) and transport (ferry ticket plus a vehicle transport). We also offer conference services and other business related services to our business travel customers.

         Our sales organization is divided into national sales offices in each of the countries where we have ferry operations and is responsible for sales and reservations, sales training and route coordination. Telephone reservations are centralized at one call center in each country. Products are sold directly to consumers and through travel agents with which we maintain various arrangements, including direct booking access. Individual customer bookings can also be made by telephone, e-mail, mail, fax and directly at each of our ferry terminals. In addition, bookings are taken over the Internet for all our routes in Scandinavia and the United Kingdom (except Poland routes).

         Freight. Our freight operations are centralized into a single freight organization. This single freight organization provides sales, marketing and reservation services to customers and coordinates freight services for customers seeking transportation across more than one route. Freight operations are handled by sales representatives in each country where we operate, as well as independent sales agents in other European countries.

OFFSHORE DRILLING

         We own and operate three third generation and two fifth generation semi-submersible drilling rigs. We took delivery of our fifth generation drilling rigs in 1999 and 2001. These rigs are currently chartered out to major oil companies under long-term contracts. We believe our excellent safety record, demonstrated by our receipt of the International Association of Drilling Contractors' Gold Award for Special Achievement in health and safety in 2001, our quality of service and modern fleet provide us with a significant competitive advantage. Our rigs are currently deployed in the United Kingdom and Norwegian sectors of the North Sea, Southeast Asia and Brazil. For the five years ended December 31, 2002, our average rig utilization rate was approximately 96%. For the twelve months ended December 31, 2002, our drilling operations generated revenues of approximately SEK 2.1 billion.

         The table below sets forth selected information with respect to our drilling rigs as of March 31, 2003:

                               DRILLING RIG FLEET

                                                                               BLOW-OUT
DRILLING RIG               GENERATION     YEAR BUILT    WATER DEPTH (FT.)     PREVENTORS            PROPELLERS         CLASS
------------------------  -------------  -------------  -----------------     ----------        --------------------   -----
Stena Clyde.............       3rd           1976             1,650         15,000 psi(1)       2 In Line Propellers    DnV
Stena Spey..............       3rd           1983             1,500           15,000 psi        2 In Line Propellers    DnV
Stena Dee...............       3rd           1984          1,500/1,800        15,000 psi        4 Azimuth Thrusters     DnV
Stena Tay...............       5th           1999             7,500           15,000 psi        8 Azimuth Thrusters     DnV
Stena Don...............       5th           2001             1,600           15,000 psi        6 Azimuth Thrusters     DnV

(1)  "psi" means pound per square inch.


         We operate our five drilling rigs from our headquarters in Aberdeen, Scotland with base offices in the Far East, Norway and Brazil. The Stena Dee and the Stena Spey are currently deployed in the North Sea and the Stena Clyde is currently contracted for work in Southeast Asia. The Stena Tay is currently deployed in Brazil and the Stena Don is currently deployed in the Norwegian sector of the North Sea. All of our drilling rigs are equipped to drill high pressure wells. As of December 31, 2002, the average age of our fleet was approximately 14 years.

         The table below sets forth the average utilization rates for our drilling rigs for each of the years indicated.

                                 RIG UTILIZATION

                                         1998           1999          2000            2001          2002
                                     ----------    ----------      ----------      ----------    ----------
Number of vessels                         3(1)          4(2)              4            5(3)             5
Total vessel days available           1,164(1)      1,324(2)          1,464           1,472         1,825
Vessel days utilized                     1,056         1,236          1,353           1,396         1,578
Vessel utilization (percentage)           90.7          93.4           92.4            94.8         86.5%
Offhire days planned                        81            65             69              31            37
Offhire days (percentage)                  7.0           4.9            4.7             2.1          2.0%
Unutilized days                             27            23             42              45           210
Unutilized days (percentage)               2.3           1.7            2.9             3.1         11.5%
Average daily rates                    117,900       107,400        116,400         121,132       134,628

---------------------------
(1)    The Stena Forth was sold in March 1998.

(2)    The Stena Tay commenced operations May 17, 1999.

(3)    The Stena Don commenced operations December 20, 2001.

         In 1999, we chartered the Stena Tay to Shell pursuant to a ten year contract. Shell has the right to terminate this contract prior to the fifth year upon providing notice and payment of termination fees. Shell can also terminate the agreement after the fifth year upon twelve months notice.

         In July 1998, we entered into a long-term contract with Statoil, a Norwegian oil company, to construct the Stena Don. The Stena Don was chartered to Statoil in December 2001 under a five year charter contract which can be extended, at Statoil's option, for an additional period of ten years in extension terms of two years each. The Stena Don is designed to work in all currently planned and producing sub-sea oilfields in the greater North Sea area.

         The Stena Dee was off-hire for a period of approximately 55 days in the first half of 2002. During this time, we took the opportunity to undertake certain upgrades. In August 2002, we entered into a short-term charter for the Stena Dee with Kerr-McGee for the completion of one development well that was completed in late October 2002.

         Selected information with respect to our drilling contracts as at March 31, 2003 is set forth below:

RIG                   CUSTOMER                        CONTRACT EXPIRATION DATE
---                   --------                        ------------------------
Stena Clyde           Shell Malaysia                  05/2003 (1)
Stena Spey            Marathon Oil (UK)               05/2003 (2)
Stena Dee             Maersk(3)                       06/2003 (4)
Stena Tay             Shell (5)                       08/2009
Stena Don             Statoil ASA (6)                 12/2006

(1) Anticipated expiration date. The parties are currently negotiating an extension of the contract for an additional seven wells which would extend the anticipated date to 06/2004.

(2) At the expiration of the Marathon Oil (UK) charter, the Stena Spey commences a charter with Chevron UK Ltd. on a five option well basis, which, if all options are exercised, expires in February 2004.

(3)    Maersk Oil UK Ltd.

(4) Following the expiration of the Maersk charter, the Stena Dee is to be chartered to Venture Production Company (North Sea) Ltd. under a contract expiring September 2003, with an option for extension by Venture for an additional 10 days.

(5)    Shell Exploration and Production Offshore Services B.V.

(6) Statoil has the option to extend the contract for 10 years in 5 additional terms of 2 years each.

         The contracts for our drilling rigs typically provide for compensation on a "day rate" basis, under which we receive a fixed fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. In December 2002, the charter rates for our drilling rigs were as follows: Stena
Clyde: $68,000; Stena Spey: $90,000; Stena Dee: $35,000; Stena Tay: $214,000;
and Stena Don: $218,500.

         Competition. The offshore drilling rig market is highly competitive, reflecting the historic oversupply of offshore drilling rigs and the ability of operators to move rigs from areas of low utilization and low dayrates to areas of greater activity and relatively higher dayrates. Although drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor, contracts for drilling projects are increasingly being negotiated directly between an oil company and its preferred contractor with quality of service, safety and suitability of equipment, in addition to price, being significant factors in awarding contracts.

SHIPPING

         Our shipping operations consist of the ownership and chartering of Roll-on/Roll-off vessels and crude oil and petroleum product tankers. To support these activities, we are also engaged in the design, purchase, sale, management and staffing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market.

ROLL-ON/ROLL-OFF VESSEL OPERATIONS

         Roll-on/Roll-off vessels permit trucks, freight trailers, buses and cars to drive directly onto and off the ship. As a result, these vessels permit more rapid loading and unloading and do not require cranes or other port facilities associated with traditional cargo handling and container ship operations. Our Roll-on/Roll-off vessel operations are divided into RoPax vessels, which carry trucks, freight trailers, buses and cars and provide accommodations for passengers, RoRo vessels, which carry freight trailers only and limited number of passengers, and car/passenger ferry vessels.

         Over the past five years, our RoRo, RoPax and car/passenger ferry fleet size has ranged from 7 to 15 vessels. As of March 31, 2003, we owned seven RoRo vessels and one RoPax vessel. As a result of the acquisition in October 2000 of a majority of the outstanding shares of Stena Line, which had previously been our largest customer, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations. In April 2003, we sold the Stena Clipper.

         The table below sets forth selected information with respect to our Roll-on/Roll-off vessel fleet as of March 31, 2003 (excluding the Stena Clipper which was sold in April 2003).

                                  RORO VESSELS

                                                                                                     SERVICE
                                                                           PASSENGER      LANE        SPEED
VESSEL                            FLAG        YEAR BUILT        DWT        CAPACITY      METERS      (KNOTS)
--------------------------  ----------------  ----------      ---------    ---------   ---------   ---------
Stena Shipper               U.K.                 1979           8,800          12        2,050        19.0
Stena Tender                Isle of Man          1983           4,700          12        1,250        15.5
Stena Timer                 Isle of Man          1984           4,700          12        1,250        15.5
Mont Ventoux(1)             U.K.                 1998          12,350          12        2,715        22.0
Cetam Massilia              Swedish              2002          12,300          12        3,000        22.0

(1)    The Sea Centurion was renamed Mont Ventoux on December 24, 2002.

         We expect that an additional RoRo vessel, the Stena Chieftain, will be completed in September 2003.

                                  ROPAX VESSEL

                                                                                                                 SERVICE
                                                                           PASSENGER    NUMBER         LANE       SPEED
VESSEL                            FLAG        YEAR BUILT        DWT        CAPACITY    OF BERTHS      METERS     (KNOTS)
--------------------------  ----------------  ----------      ---------    ---------   ----------   ----------   ---------
Pride of Aquitaine(1)               U.K.         1991          3,794        1,850      121 cabins     1,800       21.0

(1)    PO Aquitaine was renamed Pride of Aquitaine in March 2003.

         For the five years ended December 31, 2002, our average
Roll-on/Roll-off vessel utilization rate was approximately 97%. The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, including the vessels chartered to Stena Line, during the last five years.

ROLL-ON/ROLL-OFF VESSEL UTILIZATION

-------------------------------------------------------------------------------------------------
                                                   Year ended December 31,
-------------------------------------------------------------------------------------------------
                                                  1998       1999  2000(4)       2001       2002
-------------------------------------------------------------------------------------------------
Total vessel days available(1)                   4,763      5,215    4,546      2,729      2,348
Vessel days utilized(2)                          4,564      5,089    4,437      2,683      2,272
Vessel utilization (percentage)(2)                95.8       97.6     97.6       98.3       96.8
Offhire days(3)                                     82         44       67        2.6          7
Offhire days (percentage)                          1.7        0.8      1.5        1.0        0.3
Unutilized days                                    117         82       42         20         69
Unutilized days (percentage)                       2.5        1.6      0.9        0.7        2.9
-------------------------------------------------------------------------------------------------

(1) Total vessel days is determined by aggregating the number of days in each year we owned, chartered in or leased such vessels.

(2) In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.

(3)    Due to planned dry-dockings and damage.

(4) In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations.

         The customers for our Roll-on/Roll-off vessels consist primarily of operators in the international freight and passenger transportation business. Since we frequently purchase and sell our Roll-on/Roll-off vessels and because our customers charter specific vessels to suit their particular needs, our customer base varies with changes in our fleet. In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line.

         Chartering activities. Our strategy is to charter our Roll-on/Roll-off vessels on either long-term time charters or bareboat charters. We seek operationally experienced and financially stable customers to charter our Roll-on/Roll-off vessels. In the case of time charters, we provide the crew, technical management and insurance coverage. In the case of bareboat charters, the charterer provides the fuel, crew, insurance and daily maintenance of the vessel. Bareboat charters also provide us with the right to inspect our vessels on a periodic basis.

         Our operating expenses in connection with vessels chartered under time charters are higher than in the case of vessels chartered under bareboat charters. However, in the case of vessels chartered under time charters, the charter rate is generally higher because the person chartering out the vessel provides more services. As a result, there is generally no material effect on our cash flow between vessels chartered under time or bareboat charters or as a result of changes from time to bareboat charters.

         The table below sets forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off vessels as of March 31, 2003 (excluding the Stena Clipper, which was sold in April 2003).

                                  RORO VESSELS


--------------------------------------------------------------------------------
VESSEL                TYPE OF CHARTER   CHARTERER      CURRENT CHARTER PERIOD(1)
--------------------------------------------------------------------------------
Mont Ventoux          Time              Sudcargos      11/02 -- 11/03
Stena Timer           Time              Crowley(2)     11/01 -- 02/04
Stena Tender          Time              ADNATCO(3)     12/01 -- 12/04
Cetam Massilia        Time              CETAM(4)       07/02 -- 10/03
Stena Shipper         Time              Stena Line     04/03 -- 06/03

(1)    Excludes optional extension periods.

(2)    Crowley Liner Services Inc.

(3)    Abu Dhabi National Tanker Company.

(4)    Compagnie Europeenne de Transport D' Automobiles de Mer S.A.R.L.



                                 RO PAX VESSELS

-------------------------------------------------------------------------------------------------------------
VESSEL                    TYPE OF CHARTER         CHARTERER                        CURRENT  CHARTER PERIOD
-------------------------------------------------------------------------------------------------------------
Pride of Aquitaine(1)     Bareboat                P&O Ferries Limited              04/99 -- 12/05

(1)    PO Aquitaine was renamed Pride of Aquitaine in March 2003.

         Fleet management. We order new vessels to be built, purchase existing vessels, charter vessels out and sell vessels. We believe that our close relationships with customers and our ability to understand, anticipate and service customer needs provides us with important market information which can be used in determining whether to purchase, sell or reconstruct existing vessels or order newbuildings. We base our decision as to whether to purchase or sell vessels on market conditions, the size of our fleet of Roll-on/Roll-off vessels, our view of future demand, vessel values, charter rates and other factors. We typically sell vessels to operators of passenger and freight services.

         While we prefer to negotiate outright sales of our vessels for cash, we may extend financing or enter into hire/purchase contracts with purchasers of our vessels. Sales of our vessels are an integral part of our business and have provided a significant portion of our shipping revenue in past years. The market for vessel sales is highly competitive and there can be no assurance that we will be able to realize gains from the sale of vessels in the future.

         The table below sets forth for each of the years indicated information with respect to our purchases and sales of Roll-on/Roll-off vessels and the income recognized from such sales.

ROLL-ON/ROLL-OFF VESSEL SALES AND PURCHASES

                                                       1998      1999       2000        2001         2002
                                                       ----      ----       ----        ----         ----
Fleet as of January 1,..............................    12        15         14           8           7
Newbuildings delivered..............................     1         2          1          --           1
Vessels purchased...................................     3        --         --          --           --
Vessels sold(1).....................................     1         3          1           1           1
Fleet as of December 31,............................    15        14          8(2)        7          8(2)
Net gain on sale of vessels (SEK million) ..........    45       172         80          91           0

(1) In 1997, one vessel was sold on credit terms. All other vessel sales were for cash.

(2) In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations. In 2002, Stena Traveller was transferred from our Roll-on/Roll-off operations to our ferry operations.

         Newbuilding program. We ordered two RoRo newbuildings in May 1999 and another RoRo newbuilding in November 1999, all for delivery in 2002. We took delivery of the first RoRo vessel, the Stena Foreteller (now re-named Cetam Massilia), in May 2002. One of the newbuildings, the Stena Forecaster, was delivered in April 2003 and we expect that the other newbuilding will be delivered in August 2003, after the cancellation dates specified in the newbuilding contracts. These two newbuilding vessels are subject to long-term charter contracts expiring in October 2005. In May 2002, we also acquired a new RoRo vessel which had originally been ordered by us in 1995 from a shipyard in Italy, but later cancelled. The vessel was partly completed before cancellation and was acquired from the liquidator of that shipyard. The vessel is under completion at a shipyard in Croatia and is expected to be delivered in September 2003.

         Fleet changes during 2003. When the Stena Britannica (the new RoPax vessel built in Korea) was delivered and put into service April 2003, the vessel previously named Stena Britannica was transferred from our ferry operations back to our RoRo operations. We then entered into an agreement with Finnlines Oyj whereby the previous Stena Britannica was sold to Finnlines. In that transaction the Finnlines owned 1984 built RoRo vessel Oihonna was sold to us and we chartered the vessel back to Finnlines under a two year time charter. We then, but prior to delivery, sold the Oihonna, now re-named Vasaland, and entered into a two year time charter with the purchaser basically corresponding to the time charter we entered into with Finnlines.

         The RoPax vessel Svealand, previously time-chartered for our ferry operations was replaced by the RoPax vessel Ask during April 2003. The time charterparty for the Svealand was taken over by our RoRo operations which in turn chartered the vessel to third party clients.

         Competition. The Roll-on/Roll-off vessel chartering business is very competitive. Competition among companies that charter out Roll-on/Roll-off vessels depends on several factors, such as the availability of suitable vessels, charter rates, customer service and the quality of the vessels. The large number of newbuildings ordered and delivered in the industry in recent years has significantly increased competition in our Roll-on/Roll-off vessel operations and adversely impacted charter rates and the value of older, smaller and slower vessels. Some companies may decide that it is more economical to purchase rather than charter vessels, thereby decreasing demand for our chartering operations. From time to time we sell vessels to such operators. Our competitors include other ship owners and ferry line service operators who may from time to time have an unemployed vessel.

CRUDE OIL AND PETROLEUM PRODUCT TRANSPORTATION

         We own, charter in and provide commercial management services for crude oil and product tankers.

         As of March 31, 2003, we chartered in 19 Product, Aframax and Panamax tankers, leased two Product tankers pursuant to long-term finance leases and had a 50% interest in two shuttle tankers. We generally seek to maintain a fleet of 15 to 20 chartered in tankers in the Product, Aframax and Panamax classes. Our customers are generally large international oil companies, members of the Organization of Petroleum Exporting Countries and shipping companies. Our major customers include ChevronTexaco, Vela, Vitol, Alpine and Engen.

         We have agreements with ChevronTexaco that provide us until October 2003 with first call rights to bid to provide ChevronTexaco with oil transportation in specified geographic areas and Panamax cargoes worldwide at market rates.

         Our interest in two shuttle tankers is through a 50/50 joint venture with Ugland Nordic Shipping ASA, Norway, referred to herein as Ugland, a company owned by Teekay, a company active in the shuttle tanker business. One vessel, the Stena Alexita, is chartered out to Esso Norway for ten years commencing in 1998 with the option to extend the charter for an additional five years. The second vessel, Stena Natalita, is chartered out to Statoil until April 30, 2004 with an option to extend the charter for one additional three-year period.

         We have an allocation agreement with Concordia Maritime, AB, referred to herein as Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

         Newbuildings. We entered into a newbuilding contract with a shipyard in Poland for the construction of two double-hulled product tankers, dwt 10,000, to be held pursuant to long-term finance leases. The first of these, the Stena Caribbean, was delivered in June 2002 and time-chartered to ChevronTexaco for nine years. The second tanker, the Stena Calypso, was delivered in October 2002; we have chartered this vessel to ChevronTexaco for five years. We also have 75% interests in two double-hulled Panamax tankers, dwt 72,000, on order. In addition, we recently ordered two additional Panamax tankers, dwt 72,000, from a shipyard in China which we expect will be delivered in 2005 and 2006, respectively.

         Chartering activities. As of March 31, 2003, all of our chartered in tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under a charter on the spot market, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage.

         Since January 1, 2003, spot market rates have ranged from $25,000 to $70,000 per day for Aframax tankers, $15,000 to $40,000 per day for Panamax tankers and $12,000 to $24,000 per day for Product tankers. Spot market rates as of March 31, 2003 were $41,000, for the Aframax market, $24,000 for the Panamax market and $22,000 for the Product market.

         For the five years ended December 31, 2002, our average tanker utilization rate was approximately 97%. The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

                               TANKER UTILIZATION

                                                     1998     1999      2000     2001      2002
                                                   ----------------------------------------------
Total tanker days available(1)...................   7.294    6,326     5,602    5,257     5,572
Tanker days utilized.............................   6,929    6,092     5,442    5,040     5,486
Tanker utilization (percentage)(percentage)......    95.0     96.3      97.1     95.9      98.4
Offhire days(2)..................................     365      234       160      217        86
Offhire days (percentage)                             5.0      3.7       2.9      4.1       1.6

(1) Total tanker days is determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)    Due to planned drydockings and damage.

         There can be no assurance that our tankers which trade on the spot market will continue to be employed or that rates obtained by us will cover costs associated with the operation of such tankers.

         Commercial management services. We provide commercial management services for Concordia and Sessan. Commercial management includes arranging charters, fuel, documentation and port services, revenue collection and accounting services.

         Competition. International sea borne crude tanker and product tanker transportation services are provided by two main types of operators: major oil company captive fleets (both private and state owned) and independent ship owner fleets. Many of our customers also operate their own tankers and use such tankers not only to transport their own oil, but also to transport oil for third party charterers in direct competition with operators in the tanker charter market. Chartering tankers is highly competitive and is based upon price, location, vessel quality, size, condition and acceptability of the tanker and its manager to charterers.

SHIP MANAGEMENT

         As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, Northern Marine, which provides ship management services from bases in Glasgow, Scotland, Singapore and India. Ship management includes crewing, inventory control, maintenance and technical management. As of December 31, 2002, Northern Marine provided services for vessels through approximately 4,900 seafarers for us, Concordia, ChevronTexaco and several other third parties.

TECHNICAL DEVELOPMENTS & PATENTS

         Stena Teknik, our technical division, provides design, construction and other marine technology support to our shipping and off shore drilling activities. We hold several patent registrations and applications in the United States and abroad to establish and protect our proprietary rights in the shipbuilding design industry. These patent registrations and applications relate primarily to the design and construction of the HSS ferries. In addition, we currently hold patents in approximately ten European countries for other technologies relating to the construction of marine vessels.

REAL ESTATE

         General. Through our subsidiaries, we are involved in the acquisition, refurbishment and management of residential and commercial properties. For purposes of the indentures governing our indebtedness, these subsidiaries are designated unrestricted subsidiaries, as defined in the indentures. As of March 31, 2003, our real estate portfolio consists of two segments: 148 leasehold and freehold properties in Sweden and 33 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg and France. Currently, approximately 83% of our rental income comes from our properties in Sweden; with the majority of our remaining rental income being derived from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Stockholm, Malmo and Amsterdam. We also manage real property owned by the Olsson family. As of December 31, 2002, our management estimates, based on internal valuations, that the market value of properties owned by our real estate operations was SEK 8.2 billion.

         Each of our real estate subsidiaries finances its acquisitions of real property with individual mortgages from various commercial and mortgage banks on each parcel obtained. On average, approximately 75% of the value of each property is financed. In the case of the Swedish properties, approximately one-half of our properties (based on value) secure loans which are for a term of less than one year and are subject to floating interest rates and the remaining half secure loans of two to five years in duration. The debt incurred by our real estate operations is non-recourse to our restricted group. Our average loan is for a term of 2.8 years. Through the use of interest rate caps and performance swaps, the interest rates are converted into fixed rates for up to five years. Outside of Sweden, the mortgage loans are generally for a minimum period of five years. Interest rates are generally fixed for these properties.

         We lease our Swedish residential properties on an evergreen basis with a right for the tenant to give three months termination notice. Under Swedish law, after a residential tenant has leased a property, the landlord cannot evict the tenant except for good cause (e.g., non-payment of rent or failure to take care of the premises or the disturbance of other tenants). Swedish law provides for rent stabilization with respect to residential properties. Residential tenants have the right to renew their leases at rates established as a result of negotiations between voluntary landlord and tenant associations.

         Generally, our commercial properties inside and outside Sweden have similar lease arrangements. We lease commercial properties for a term of three to ten years. Under Swedish law, unless the lease provides otherwise, a tenant has no right to renew a commercial lease upon termination, but upon renewal, the landlord cannot charge a rent which is substantially above market rent. Commercial leases may generally be terminated by the landlord if the tenant is delinquent on rent payments or if the tenant fails to maintain the property. In The Netherlands and Germany, our typical commercial lease has a term of five years and often includes an option for the tenant to renew. In France and Luxembourg, our typical commercial lease runs for a period of nine years and tenants are usually given options to terminate the lease in the third and sixth years of the lease. Our commercial leases generally include annual adjustment clauses to reflect inflation.

Except in the case of our leases on properties in The Netherlands, tenants generally pay the property tax, insurance and management costs for such properties.

         Swedish properties. Our real estate portfolio in Sweden as of December 31, 2002 consisted of residential and commercial properties totaling approximately 905,000 square meters. In 2002, we acquired one property in Stockholm (approximately 35,000 square meters) and we sold fourteen properties (approximately 34,000 square meters). Eight of the properties sold were in Stockholm and six were in Malmo. Our residential properties consist primarily of multi-family rental properties (approximately 8,500 units) which in terms of square meters comprise approximately 63% of our properties in Sweden or approximately 591,000 square meters. Our commercial properties in Sweden consist of office buildings and industrial property and comprise the remaining 37% of our property portfolio in Sweden or approximately 314,000 square meters. The occupancy rates for our Swedish properties based on square meters on December 31, 2001 and on December 31, 2002 were 98%.

         Of our Swedish properties, 28 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 50 year to 90 year period. Rent is renegotiated after the first 20 years and every 10 years thereafter. Most of our leased properties have more than 50 years of the original lease term remaining.

         Other. Our other properties as of December 31, 2002 consisted of 33 commercial properties, 26 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg and southern France. Our non-Swedish properties total approximately 146,000 square meters. During 2002, we acquired five properties in The Netherlands and sold one property in The Netherlands. The occupancy rates for our non-Swedish properties based on square meters on December 31, 2001 and on December 31, 2002 were 94% and 95%, respectively.

         Property management. In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. For the years ended December 31, 2001 and December 31, 2002, such fees aggregated SEK 10 million.

INVESTMENT ACTIVITIES

         We maintain an investment portfolio of equity and debt securities. As of December 31, 2002, we had invested SEK 1,325 million in this portfolio, as compared to SEK 1,382 million as of December 31, 2001. In addition to our hedging arrangements, we actively trade in currency contracts and options. As of December 31, 2002, the notional amounts and credit exposure of such instruments were SEK 208 million and SEK 0 million, respectively, as compared to SEK 1,665 million and SEK 17 million, respectively, as of December 31, 2001.

         Results from our portfolio of debt and equity securities and our currency/interest rate trading activities for the years ended December 31, 2002, 2001 and 2000 were a loss of SEK 32 million, a gain of SEK 111 million, and a gain of SEK 189 million, respectively. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and high yield government and corporate bonds from emerging markets. We seek to maintain a diversified investment portfolio to balance our exposure to various risks and have established a series of procedures and limits we believe are designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

         Our policies regarding our investments provide that we may borrow up to 60% of the value of certain equity investments and up to 80% of the value of certain investments in debt securities. In the case of certain of our investments, various of the agreements governing our indebtedness provide that if the value of our investment decreases below an established minimum level, the lender has the right to liquidate the investment.

CLASSIFICATION OF VESSELS

         The hull and machinery of each of our vessels have been certified as being "in class" by its respective classification society: Lloyds Register or DnV. A classification society certifies that a vessel has been built and maintained in accordance with the rules of the society and is in compliance with applicable rules and regulations of the country of registry and the international conventions of which that country is a member.

         The aggregate appraised value of our Roll-on/Roll-off vessels, crude oil tankers and drilling rigs as of December 31, 2002 was SEK 14.6 billion as compared with the net book value of SEK 13.8 billion. In July 2002, we sold the tanker Stena Conductor which had an appraised value of SEK 0.1 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

         As of December 31, 2002, the book value of the other tangible fixed assets held by our restricted group was SEK 3.1 billion.

RISK OF LOSS AND INSURANCE

         General. Our business is subject to a number of risks, including mechanical failure of our vessels, collisions, property loss or damage, cargo loss or damage and business interruption due to political circumstances in foreign countries, international hostilities, terrorism or labor strikes. The operation of any ocean-going vessel or drilling rig is also subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and other liabilities arising from owning and chartering out vessels or drilling rigs in international trade. Environmental legislation enacted in the United States, which imposes virtually unlimited liability upon owners, operators and bareboat charterers trading in the U.S. market for certain oil pollution accidents in the United States, has made liability insurance for trading in the U.S. market more expensive and has caused insurers to consider reducing available liability coverage.

         We maintain insurance coverage in amounts consistent with industry practice. Our insurance coverage is maintained with underwriters in the insurance markets mainly in Sweden, Norway, the United Kingdom and the United States.

         Hull and machinery insurance. We maintain hull and machinery insurance, which insures against the risk of damage to, or total or constructive loss of, a vessel as well as damage to third parties caused by direct contact with an insured vessel. Constructive total loss occurs when the vessel is so damaged due to a casualty that the repair costs amount to at least 80% of the insured value of the vessel. We also maintain war risks insurance, which insures the risk of damage and total or constructive total loss of an insured vessel directly caused by certain warlike situations such as military use of weapons or terrorist activities. Coverage for areas designated from time to time as war zones may be excluded or additional premiums may be required with respect to travel in such zones. We maintain coverage for the full value of each vessel, the value of which is updated at least annually.

         We maintain civil and war risk hull and machinery insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned by us and vessels bareboat chartered in or leased by us pursuant to a long-term finance lease. The bareboat charterer of a vessel is responsible for obtaining adequate hull and machinery insurance. However, except for vessels bareboat chartered out to companies affiliated with us, we obtain "innocent owner insurance," to insure against the risk that the bareboat charterer's hull and machinery insurance, war risk insurance and protection and indemnity insurance are not valid due to any act or omission of the charterer.

         Loss of hire insurance. We maintain loss of hire insurance to insure against a loss of income due to damage to the hull or machinery of any Roll-on/Roll-off vessels and tankers owned by us. Our drilling rigs are covered by loss of hire insurance and vessels used in our ferry operations have loss of hire insurance at the option of the applicable route director.

         Protection and indemnity insurance. We maintain P&I insurance coverage for our shipping activities, which includes coverage against legal liability and other related expenses incurred due to the injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to third party property, pollution arising from oil or substance and salvage, towing and other related costs. Our P&I insurance coverage is arranged through four P&I mutual insurance clubs in Sweden, Norway, the United Kingdom. As a member of the club, we may be required to pay additional premiums in arrears. Our total premium is based on our own claims record, the total claims record of the members of the club and the aggregate claims record of all clubs which are members of the international association of P&I Clubs and the clubs' costs for reinsurance.

         We maintain P&I insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned, chartered in or leased pursuant to a long-term finance lease, except for vessels bareboat chartered out. The charterer of a vessel we bareboat charter-out is responsible for obtaining adequate P&I insurance. We obtain "subsidiary P&I insurance" for vessels bareboat chartered by companies not affiliated with us in order to insure the owner of a vessel bareboat chartered out against claims.

         Since February 20, 1996, the maximum exposure of all P&I clubs for liabilities to third parties has been capped at an amount based on a formula specified in the International Convention on Liability for Maritime Claims of 1976. Oil pollution coverage is also limited. Coverage for damages arising from oil pollution for vessels that are owned and bareboat chartered in is limited to $1 billion per vessel per incident. Coverage for our drilling rigs for damages arising from pollution is limited to $150 million per incident, except that coverage for the Stena Clyde is limited to $100 million per incident. We believe we have adequate oil pollution coverage.

         Our fleet of tankers is used to transport crude oil and petroleum products. The operation of these vessels, as well as our drilling rigs, could potentially result in an oil spill for which we could be liable. The Roll-on/Roll-off vessels owned and chartered out by us do not transport crude oil or petroleum products, but do carry significant quantities of diesel oil and other heavy oil used for fuel that, if spilled, would cause pollution and liability. In addition, vessels owned and chartered out by us could be involved in a collision with a tanker causing a spill of the tanker's cargo for which we could be liable. See "-Regulation."

         Claims experience. We have experienced some immaterial property losses over the past five years. These losses were covered by insurance and none of these incidents resulted in a material loss or liability for us.

         Adequacy of insurance. We believe that our current insurance coverage provides adequate protection against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with industry practice. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Consistent with industry practice, our insurance policies are subject to commercially reasonable deductibles.

REGULATION

GENERAL

         The shipping industry in general, and our business and the operation of our vessels and drilling rigs in particular, are subject to and affected by a variety of governmental regulations including numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels and drilling rigs are registered and operate. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels and drilling rigs. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the vessels and drilling rigs owned or operated by us will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations. We believe that the heightened environmental and quality concerns of insurance underwriters, regulatory bodies and charterers will result in greater inspection and safety requirements on all vessels.

ENVIRONMENTAL

         OPA '90. We are subject to the laws of various jurisdictions and international conventions regarding the discharge of materials into the environment. The most onerous of such regulations is the United States Oil Pollution Act of 1990, or OPA '90. OPA '90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA '90 affects all owners and operators whose vessels trade in the United States or its territories or possessions or whose vessels operate in the United States waters, which include the United States territorial area and the two hundred nautical mile exclusive economic zone of the United States.

         Under OPA '90, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. OPA '90 limits the liability of responsible parties to the greater of $1,500 per gross ton or $10 million per tanker. These limits of liability do not apply if the incident was proximately caused by a violation of applicable United States Federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities.

         In order to ensure that the responsible parties will meet the minimum liability amount imposed by OPA '90, responsible parties must establish evidence of financial responsibility to pay. Certificates of financial responsibility have been obtained for all of our owned or bareboat chartered vessels that trade in U.S. waters. We believe that if the need arises, certificates of financial responsibility for our other vessels could be obtained promptly. Guarantees from Shoreline Mutual (Bermuda) Limited and Arrat Ltd. are the primary vehicles through which we have satisfied the requirements under OPA '90.

         Owners, bareboat charterers or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to be operated in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge,"
(ii) describe crew training and drills and (iii) identify a qualified individual with full authority to implement removal actions. We have filed vessel response plans with the Coast Guard for the tankers owned or bareboat chartered by us that trade in United States waters and have received approval for all of such tankers to operate in United States waters.

         Under OPA '90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA '90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. Our new Product tankers, with double-hulls and diesel-electric propulsion with twin azimuth thrusters navigate in the Caribbean and call at some United States ports. These vessels are compliant with OPA '90.

         OPA '90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA '90. There is no uniform liability scheme among the states. Some states have OPA '90-like schemes for limiting liability to various amounts and some rely on common law fault-based remedies, while others impose strict and unlimited liability on an owner or operator. Some states have also established their own requirements for financial responsibility. We believe that we have been and will continue to be able to comply with applicable state laws and regulations when carrying out our operations.

         IMO. Many countries other than the United States have ratified and follow the liability scheme adopted by the International Maritime Organization
(IMO) and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (CLC). Under the CLC, a tanker's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by a discharge of persistent oil, such as crude oil, fuel oil, heavy diesel oil and lubricating oil, subject to certain complete defenses, including pollution damage resulting from an act of war, caused by a third party, or caused by the negligence or wrongful act of a government responsible for the maintenance of lights or other navigational aids. Liability is currently limited to approximately $188 per gross ton. The right to limited liability is forfeited only where the spill is caused by the owner's actual fault or the fault of a third party with whom the owner has a direct contractual relationship. Tankers trading in the territorial waters of contracting states must provide evidence of insurance covering the maximum amount for which the owner is strictly liable. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed on the basis of fault or in a manner similar to the CLC.

         On March 6, 1992, the IMO adopted regulations to the International Convention for the Prevention of Pollution from Ships (MARPOL) which set forth new and upgraded requirements for pollution prevention for tankers. These regulations went into effect on July 6, 1995. Our owned and chartered in tankers are fully compliant with the MARPOL rules.

         The International Convention on Load Lines of 1966 (ICLL), which entered into force on July 21, 1968, establishes principles and rules concerning the limits to which ships may be loaded for international voyages. The provisions take into account the potential for hazards in different maritime regions and seasonal operating conditions, and designate how, where and when assigned load lines are to be marked on each ship. Generally, the ICLL applies to all ships that are greater than 24 meters (79 feet) in length (for ships built since 1966) or greater than 150 tons gross, unless otherwise exempted by the terms of the Convention. Currently each of our ferries, freight vessels, and petroleum tankers, to which the ICLL is applicable, are operating under an International Load Line Certificate demonstrating that the vessel has been surveyed and marked in accordance with the ILCC within the past five years.

         SOLAS. The International Convention for the Safety of Life at Sea (SOLAS) establishes basic safety standards for the construction and operation of merchant ships engaged on international voyages (including our Roll-on/Roll-off vessels and tankers). SOLAS has been ratified by more than 90 countries. The SOLAS convention of 1974 (SOLAS '74) provides safety standards for construction, machinery and electrical installations, life-saving appliances, radiotelegraphy and radiotelephony, navigation and the carriage of dangerous goods. SOLAS '74 puts the primary responsibility for compliance on the flag state, but there are provisions which recognize certain rights and obligations of countries where the ships call.

         The SOLAS convention of 1990 (SOLAS '90) was adopted in 1990 to set new stability criteria for passenger carrying vessels. RoPax and car/passenger ferry vessels constructed after April 29, 1990 must be built to meet these and other requirements. RoPax and car/passenger ferry vessels that were constructed prior to April 29, 1990 are permitted to be retrofitted to comply with these SOLAS '90 regulations in stages. For example, as of October 1, 2002, a RoPax vessel constructed prior to April 29, 1990 must be in at least 90% but may be in less than 95% compliance with SOLAS '90. In accordance with the IMO SOLAS conference held in November 1995, all such vessels must be in full compliance with SOLAS '90 by October 1, 2005.

         At the 1995 SOLAS Conference, several amendments to SOLAS and IMO resolutions were adopted concerning vessel stability, arrangements of bow doors, operations, communications, lifesaving and search and rescue. In particular, Resolution No. 14, also known as the Stockholm Agreement, allows for regional agreements to establish specific stability requirements for RoPax and car/passenger ferry vessels. These regulations also require vessels to fulfill the SOLAS '90 damage stability standard, which had applied to all RoRo passenger ships built since 1990 and was extended to existing ships in accordance with an agreed phase-in program. These regulations entered into force on October 1, 2002. All of our RoPax and car/passenger ferry vessels are currently in full compliance with SOLAS '90 as well as the Stockholm Agreement.

         Amendments were adopted to SOLAS '74 in 1992 which establish greater fire safety standards for existing RoPax and multipurpose ferry vessels and newbuildings. These requirements must be complied with over a period of 12 years from 1992 to 2005. We anticipate being in full compliance with these fire and safety regulations by 2005 at an estimated cost of approximately SEK 15 million per vessel.

         Further amendments adopted to SOLAS '74 in 2000 that became effective in July 2002 stipulate, among other things, the fitting of an Automatic Identification System (AIS) and a Voyage Data Recorder (VDR) for ships engaged on international voyages. Installation of AIS and VDR is scheduled to be completed for our entire RoRo and RoPax fleet before January 1, 2004 at an estimated cost of SEK 65 million.

         In May 1994, the International Code of Safety for High Speed Craft was added to SOLAS' 74, and entered into force under tacit acceptance as Chapter X of the Convention on January 1, 1996. These regulations mandate a variety of safety measures including requirements pertaining to structural stability and fire prevention. The rapid pace of development in this sector of shipping lead to additional revisions of the Code of Safety for High Speed Craft in 2000, which entered into force on July 1, 2002. High Speed Craft to which these regulations apply are required to obtain a safety certificate and a permit to operate. The HSS ferries have been designed to be in compliance with these regulations and we have obtained applicable permits and certifications during operation of these vessels.

         Our drilling units are designed and constructed to meet all applicable rules and regulations for operation world-wide. Three of them are designed to cope with the harsh environment of the North Sea British sector and one of these three is designed to withstand the North Sea Norwegian sector environment. This unit is the semi-submersible dynamic positioned drilling unit Stena Don which was delivered during 2001.

         Norway has the most demanding rules and regulations in the world. In order to work on Norwegian Continental Shelf, the Stena Don has been fully certified to meet the regulations of the Norwegian Petroleum Directorate (NPD). The Stena Don also meets all the regulations of the Norwegian Maritime Directorate (NMD) for "marine" equipment, systems and arrangement and is also in compliance with all relevant regulations for operation on the British Continental Shelf. The Stena Don is classed with Det Norske Veritas and has all applicable class notations including class notations for dynamic positioning and drilling systems.

OTHER PROPERTIES

PORTS

         We own two ports: Holyhead and Stranraer, both located in the United Kingdom. We also own land along the quay in Hook of Holland, The Netherlands, enabling us to control our port area at Hook of Holland. In addition, we own 50% of the capital stock of a company that owns the ports of Fishguard and Rosslare and we operate the port of Fishguard in the United Kingdom. In the case of our other routes, we use port facilities owned by third parties and pay applicable port and harbor fees.

HOTELS

         We own two hotels in Denmark. The hotels are marketed as part of tour packages. In December 1998, we signed an agreement with Scandic Hotels for Scandic Hotels to operate the hotels for an initial period of four years. Scandic Hotels also work with us in relation to the marketing for the hotels.

SIGNIFICANT SUBSIDIARIES

         The following table sets forth significant subsidiaries owned, directly or indirectly, by us as of December 31, 2002:

NAME OF COMPANY                                 DOMICILE                          PERCENTAGE OWNED
---------------                                 --------                          ----------------
Stena Rederi AB                                 Sweden                            100
Stena Bulk AB                                   Sweden                            100
Stena Fastigheter AB                            Sweden                            100
Stena Line Scandinavia AB                       Sweden                            100
Stena International BV                          The Netherlands                   100
Stena Line Holding BV                           The Netherlands                   100
Stena Drilling (Holdings) Ltd                   United Kingdom                    100
Stena Ferries Ltd                               United Kingdom                    100
Stena Line Ltd                                  United Kingdom                    100
Stena Maritime AG                               Switzerland                       100
Stena Holding (Bermuda) Ltd                     Bermuda                           100
Stena Tay Ltd                                   Bermuda                           100
Stena Don LLC                                   Isle of Man                       100

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

         The following discussion and analysis should be read in conjunction with the "Selected Financial Data" section of Item 3 and our Consolidated Financial Statements and the Notes thereto. The Consolidated Financial Statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. For a discussion of the significant differences between Swedish GAAP and US

GAAP and a reconciliation of net income and stockholders equity from Swedish GAAP to US GAAP, see Note 24 to the Notes to our Consolidated Financial Statements.

         Investments in companies in which we own between 20% and 50% of the voting shares and have a significant influence are accounted for under the equity method, the same method as applied in US GAAP. See Note 9 to the Notes to our Consolidated Financial Statements.

SIGNIFICANT EVENTS

         In April 2000, we sold our investment in Coflexip to the French company Technip at EUR 119 per share, for an aggregate consideration of approximately EUR 657 million. The proceeds were used to repay an outstanding obligation of $87 million and all outstanding borrowings under our 1995 revolving credit facility. In addition, we received a dividend in May 2000 from Coflexip for its 1999 fiscal year of approximately EUR 6.4 million.

         Prior to October 2000, we owned an approximate 46% interest in Stena Line and another company owned by our shareholders owned a 7.5% interest in Stena Line. As of October 2000, Stena Line became one of our subsidiaries as a result of our acquisition of a majority of the outstanding shares of Stena Line. Pursuant to open market purchases of Stena Line shares, a tender offer for such shares and a statutory procedure, we acquired the entire equity interest in Stena Line. We also acquired Stena Line's $300 million Senior Notes pursuant to a tender offer and consent solicitation in the fourth quarter of 2000. In late 2001, we refinanced Stena Line and reorganized its operating units.

         To further strengthen our ferry operations, a number of vessel changes were made in the first quarter of 2002. The Koningin Beatrix was renamed the Stena Baltica and transferred to the Karlskrona-Gdynia route together with the Stena Traveller, which was previously chartered to a third party. The Stena Europe was transferred to the Fishguard-Rosslare route. The multipurpose ferry Stena Galloway was sold. The freight capacity of the Stena Nautica, which is employed on the Varberg-Grenaa route, was increased by approximately 100%.

         In May 2002, we took delivery of the first RoRo vessel ordered in China, the Stena Foreteller (now renamed Cetam Massilia). The vessel was chartered to a third party in June 2002.

         We also acquired in May 2002 another RoRo vessel, which was originally ordered by us in Italy in 1995, but later cancelled. The vessel was partly completed by an Italian shipyard before cancellation and was acquired from the liquidator of that shipyard. We have made arrangements to complete the vessel, now named the Chieftain, at another shipyard.

         In June 2002, we took delivery of the Stena Caribbean, a coastal tanker vessel (C-MAX) built in Poland. In October 2002, we took delivery of the Stena Calypso, the second C-MAX tanker vessel from the same ship-yard. Financing was arranged through capital leases. Both vessels were time-chartered to ChevronTexaco.

         We sold the VLCC tanker Stena Conductor in July 2002 for approximately $14 million. The proceeds of the sale were used to repay borrowings under our credit facilities.

         On August 13, 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O for approximately (pound)150 million in cash. In connection with the sale, P&O also paid Stena Line (pound)30 million for repayment of an outstanding loan to P&O Stena Line and Stena Line received approximately (pound)11 million relating to dividends and interest. The proceeds of the sale were used to repay borrowings under revolving credit facilities. Stena Line also purchased from P&O North Sea Ferries Limited three ships which operated on P&O's Felixstowe-Rotterdam freight route for total cash consideration of approximately (pound)12 million.

         In December 2002, we sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from us 1996. The sale in 2002 was made at market price and resulted in a gain for us of SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from us of SEK 33 million, to be repaid in 3 years.

         In 2002, we invested in total approximately SEK 519 million in additional properties in the Netherlands and in the south of Sweden and sold properties in the Netherlands and in Sweden for cash of approximately SEK 370 million.

         On November 6, 2002, SIBV, one of our wholly-owned subsidiaries, entered into a new $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ.) and Nordea Bank Sverige AB (publ.) act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The revolving credit facility closed on November 13, 2002. The facility was made available for the purposes of refinancing SIBV's existing debt, including the 1995 revolving credit facility, and to provide financing for general corporate purposes. The final maturity of the revolving credit facility will be on November 6, 2007, subject to options on SIBV's part to extend the facility for an additional two years with the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility. SIBV's obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

         On November 27, 2002 we issued $200 million in aggregate principal amount of 9(5/8)% Senior Notes due 2012 in a private placement pursuant to Rule 144A under the Securities Act of 1933.

         On December 12, 2002, we redeemed in full the 7.30% Senior Secured Guaranteed Notes due 2004 of Stena Tay Limited for an aggregate redemption price of approximately $89.1 million.

         As of December 31, 2002, we had repurchased $72 million out of the total outstanding $103 million aggregate principal amount of our 10 1/2% senior notes due 2005. On January 15, 2003, we redeemed our outstanding 10 1/2% Senior Notes due 2005 at a redemption price of 102.6250% plus accrued interest to but excluding the date of redemption.

RESULTS OF OPERATIONS

CONSOLIDATED GROUP                                  2000        2001       2002
                                                    ----        ----       ----
                                                           (SEK MILLIONS)
INCOME STATEMENT DATA (Swedish GAAP):

Total revenues................................     5,760      13,104     13,425
Direct operating expenses.....................    (3,177)     (8,829)    (9,020)
Selling and administrative expenses...........      (510)     (1,421)    (1,468)
Non-recurring items...........................       144          18         --
Depreciation and amortization.................    (1,064)     (1,605)    (1,764)
                                                  ------      ------     ------
Income from operations........................     1,153       1,267      1,173

BUSINESS SEGMENT DATA
REVENUES:
Ferry operations..............................       996       7,909      8,486
             Net gain (loss) on sale of
             vessels .........................        --         (16)        20
                                                  ------      ------     ------
             Total Ferry operations...........       996       7,893      8,506
Drilling     .................................     1,466       1,702      2,079
Shipping:    Roll-on/Roll-off vessels.........       696         297        247
             Crude oil tankers                     1,818       2,125      1,462
             Other shipping                           76          76        103
             Net gain on sale of vessels              80         171         28
                                                  ------      ------     ------
             Total Shipping...................     2,670       2,669      1,840
Property:    Operations.......................       598         787        886
             Net gain on sale of properties...         5          41        104
                                                  ------      ------     ------
             Total Property...................       603         828        990
Other.........................................        25          12         10
                                                  ------      ------     ------
                       Total..................     5,760      13,104     13,425

INCOME (LOSS) FROM OPERATIONS:
Ferry operations..............................      (132)        (43)       483
             Net gain (loss) on sale of
             vessels .........................        --         (16)        20
                                                  ------      ------     ------
             Total Ferry operations...........      (132)        (59)       503
Drilling......................................       392         468        278
Shipping:    Roll-on/Roll-off vessels.........       247           5        (13)
             Crude oil tankers                       375         357         (7)
             Other shipping                          (10)        (11)       (10)
             Net gain on sale of vessels              80         171         28
                                                  ------      ------     ------
             Total Shipping...................       692         522        (2)
Property......................................       284         414        501
Other.........................................       (83)        (78)      (107)
                                                  ------      ------     ------
                       Total..................     1,153       1,267      1,173

DEPRECIATION & AMORTIZATION:
Ferry operations..............................        90         772        801
Drilling......................................       509         586        747
Shipping:    Roll-on/Roll-off vessels.........       354         141        124
             Crude oil tankers                        55          39         20
             Other shipping                            4           5          5

CONSOLIDATED GROUP                                  2000        2001       2002
                                                    ----        ----       ----
                                                           (SEK MILLIONS)
INCOME STATEMENT DATA (SWEDISH GAAP):
             Total Shipping...................       413         185        149
Property......................................        39          54         62
Other.........................................        13           8          5
                                                  ------      ------     ------
                       Total..................     1,064       1,605      1,764
                                                  ------      ------     ------

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2002 TO THE YEAR ENDED DECEMBER 31,
2001

CURRENCY EFFECTS

         Our revenues and expenses, as reported in Swedish kronor (SEK), are significantly affected by fluctuations in currency exchange rates, primarily relative to the US dollar and, to a lesser extent, to the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. See also "Item 11. Quantitative and Qualitative Disclosures About Market Risk". Revenues in our ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Excluding our ferry operations, approximately 80% of our revenues and 75% of direct operating expenses are generated in US dollars while approximately 15% of our total revenues are generated in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation are presented below:


                             January-December         January-December
AVERAGE RATES                    2001                      2002                     Change
                         ----------------------    ---------------------     ----------------------
US $                             10.33                     9.72                       -6%
British pounds                   14.87                    14.58                       -2%
Euro                             9.25                      9.16                       -1%

CLOSING RATES              December 31, 2001        December 31, 2002               Change
                         ----------------------    ---------------------     ----------------------

US $                            10.6675                   8.8250                     -17%
British pounds                  15.4750                  14.1475                      -9%
Euro                            9.4190                    9.1925                      -2%

REVENUES

         Total revenues increased SEK 321 million in 2002 to SEK 13,425 million from SEK 13,104 million in 2001, or 2%. The increase in revenues in 2002 were negatively affected by the strengthening of the SEK with respect to the US dollar. Excluding our ferry operations, revenues decreased by approximately SEK 200 million as a consequence of this currency effect.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 613 million in 2002 to SEK 8,486 million from SEK 7,909 million in 2001, or 7%, principally due to increased volumes of passengers, cars and freight, including effects of increased capacity on the Karlskrona-Gdynia route and the new freight route Rotterdam-Harwich.

         Net Gain (Loss) on Sale of Vessels, Ferry operations. In 2002, we recorded gains of SEK 20 million, mainly related to the sale of the Stena Jutlandica, partly offset by a loss on the sale of the Stena Galloway. In 2001, we recorded a loss of SEK (16) million on the sale of the conventional fast ferry Felix.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 377 million in 2002 to SEK 2,079 million from SEK 1,702 million in 2001, or 22%, principally due to the delivery of the Stena Don in December 2001 and, to a lesser extent, increased dayrates for the Stena Spey and the Stena Clyde, partly offset by reduced revenues for the Stena Dee due to lower dayrates and offhire. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 686 million in 2002 to SEK 1,812 million from SEK 2,498 million in 2001, or (28)%. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 50 million to SEK 247 million from SEK 297 million, or (17)% as a consequence of the transfer of the Stena Traveller to Ferry operations in early 2002 and lower dayrate for the Sea Centurion, partly offset by revenues from the Stena Foreteller from June 2002. Revenues from crude oil tankers decreased SEK 663 million in 2002 to SEK 1,462 million from SEK 2,125 million in 2001, or (31)%, due to the sale in December 2001 of the ULCC Stena Companion and the sale in July 2002 of the VLCC Stena Conductor, together with decreased revenues in the product tanker and Aframax segments as a consequence of lower charter rates in the spot market, partly offset by the delivery in June 2002 of the Stena Caribbean and in October 2002 of the Stena Calypso and a few additional tankers chartered in.

         Net Gain on Sale of Vessels, Shipping. In 2002, we recorded gains of SEK 28 million on the sale of the VLCC tanker Stena Conductor. In 2001, we recorded gains of SEK 171 million on the sale of the RoRo vessel Stena Partner, the VLCC tanker Stena Concordia and the ULCC tanker Stena Companion.

         Property. Property revenues consist of rents for properties owned and management fees from properties managed by us. Revenues from property operations increased SEK 99 million in 2002 to SEK 886 million from SEK 787 million in 2001, or 13%, mainly due to the acquisition of additional properties in Sweden in the last quarter of 2001 and in 2002, partly offset by sales of properties.

         Net Gain on Sale of Properties. In 2002, we recorded gains on sale of properties of SEK 104 million, mainly related to sale of properties in Sweden. In 2001, we recorded gains on sales of properties of SEK 41 million.

DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 191 million in 2002 to SEK 9,020 million from SEK 8,829 million in 2001, or 2%. The increase in expenses in 2002 was partly offset by the strengthening of the SEK with respect to the US dollar.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. Direct operating expenses for ferry operations increased SEK 41 million in 2002 to SEK 6,264 million from SEK 6,223 million in 2001, partly due to higher vessel costs on certain routes as a result of vessel changes to increase capacity, offset by reduced expenses due to a tax subsidy system for social security costs for onboard personnel on Swedish flagged vessels introduced in Sweden on October 1, 2001. Direct operating expenses for ferry operations in 2002 decreased to 74% of revenues, as compared to 79% in 2001.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 405 million in 2002 to SEK 949 million from SEK 544 million in 2001, or 74%, mainly due to the delivery of the Stena Don in December 2001 and lower expenses in 2001 due to released provisions in the third quarter of SEK 76 million relating to social charges for seamen, as a consequence of a new agreement with UK authorities, partly offset by lower expenses in 2002 for the Stena Dee while it was offhire. Direct operating expenses from drilling operations in 2002 were 46% of revenues as compared to 36% in 2001, before release of provision.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 297 million in 2002 to SEK 1,451 million from SEK 1,748 million in 2001 or
(17)%. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased SEK 14 million to SEK 102 million from SEK 116 million or (12)%. Direct operating expenses in 2001 included SEK 30 million regarding the final settlement for the cancelled four Italian RoRo newbuildings and the balance of that settlement, SEK 45 million, was included as other financial expense reflecting that the final settlement amount was lower than the amount expected. Direct operating expenses in 2002 include costs for the Stena Foreteller from June 2002. Direct operating expenses associated with crude oil tankers decreased SEK 292 million to SEK 1,340 million from SEK 1,632 million, or (18)%, mainly due to lower rates for chartered vessels, the sale of the Stena Companion in December 2001 and currency effects as above. In the third quarter 2001, costs of SEK 112 million were recorded due to charter commitments made before the restructuring of StenTex, the joint-venture with Texaco, after the announced take-over of Texaco by Chevron. Direct operating expenses for crude oil operations in 2002 were 92% of revenues, as compared to 77% in 2001. Direct operating expenses for crude oil tankers include time-charter costs which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage. The change in operating expenses as a percentage of revenues reflects primarily the decline in charter rates in the spot market.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 57 million in 2002 to SEK 356 million from SEK 299 million in 2001, or 19%, primarily due to increased expenses as a result of additional properties acquired in Sweden from July to December 2001. Direct operating expenses from property operations in 2002 were 40% of property revenues, as compared to 38% in 2001.

SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 47 million in 2002 to SEK 1,468 million from SEK 1,421 million in 2001, or 3%, mainly due to expenses of SEK 33 million related to the consolidation into the group at the end of 2001 of StenTex (crude oil tanker segment).

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges increased SEK 159 million in 2002 to SEK 1,764 million from SEK 1,605 million in 2001, or 10%, mainly due to the delivery of the rig Stena Don in December 2001 and, to a lesser extent, the deliveries of the RoRo vessel Stena Foreteller in May 2002 and the C-max tanker vessels Stena Caribbean in June 2002 and Stena Calypso in October 2002, respectively, partly offset by currency effects as above the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

RESULT FROM AFFILIATED COMPANIES

         Gain on sale of affiliated companies relate to the sale in August 2002 of the 40% interest in P&O Stena Line. Share of affiliated companies' results in 2002 of SEK 51 million relate to P&O Stena Line and the period ended July 31, 2002. The share of affiliated companies' results in 2001 amounted to a gain of SEK 131 million.

FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net decreased SEK 228 million in 2002 to a loss of SEK (825) million from a loss of SEK (597) million in 2001.

         Net gain (loss) on securities in 2002 was SEK (77) million, of which SEK (11) million net realized losses and SEK (66) million net unrealized losses, mainly on high-yield bonds. Net gain on securities in 2001 amounted to a net gain of SEK 107 million, related to unrealized losses as well as realized gains from the sale of equity shares.

         Interest income in 2002 increased SEK 92 million to SEK 212 million from SEK 120 million in 2001, mainly due to interest income from P&O of SEK 102 million from the sale in August of P&O Stena Line. The sale of our investment in P&O included consideration for the shares and a dividend, both of which were included in the computation of the gain on the sale, and an interest component for the period January to August 2002 based on the sales price. The interest component of the sales proceeds was classified as interest income.

         Interest expense in 2002 increased SEK 123 million to SEK (1,036) million from SEK (913) million in 2001. Interest expense increased mainly due to interest expense for the Stena Don, delivered in December 2001 and, to a lesser extent, the Stena Foreteller, the Stena Caribbean and the Stena Calypso, delivered in May, June and October 2002, respectively, partly offset by lower interest rates and repayment of debt in August 2002 with proceeds from the sale of P&O Stena Line, the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

         In 2002, we had foreign exchange gains, net of SEK 29 million consisting of gains of SEK 45 million from currency trading and losses of SEK
(16) million from translation differences. In 2001, we had foreign exchange losses of SEK (74) million consisting of losses of SEK (78) million from translation differences and gains of SEK 4 million from currency trading.

         Other financial income (expense) of SEK 32 million in 2002 includes a SEK 174 million release of the reserve of SEK 658 million relating to the excess of acquisition value of Stena Line Senior Notes over their redemption price as acquired in late 2000. This excess value is being amortized between 2001 and early 2004, according to a plan established at the end of 2000. Other financial income (expense) in 2002 also includes amortization of financing costs of in total SEK (90) million for the issue of the Senior Notes in 1995, 1997 and 2002, the Revolving Credit Facilities in 1995, 2001 and 2002 and the 1999 Stena Tay private placement. All of these costs are amortized over the life of the borrowings. In connection with the refinancing in late 2002, the remaining balance of the deferred debt issuance costs for the 1995 revolving credit facility and the Stena Tay private placement were written off.

         Other financial income (expense) in 2001 amounted to SEK 158 million including released provisions of SEK 277 million related to the reserve of SEK 658 million as described above. Other items of in total SEK (119) million include amortized deferred financing costs, financial costs regarding the final settlement for the cancelled four Italian RoRo newbuildings and financing of a tanker as well as normal bank charges.

INCOME TAXES

         Income taxes in 2002 were SEK 30 million, consisting of net current taxes of SEK (29) million and deferred taxes of SEK 59 million. Gains from the sale of P&O Stena Line are expected to be exempt from tax after the introduction from April 1, 2002 of a new tax legislation on capital gains in the United Kingdom. Income taxes in 2001 amounted to SEK 605 million, of which SEK (74) million related to current taxes and SEK 679 million related to deferred taxes. In 2001 further tax loss carryforwards related to the shareholding in Stena Line were crystallized as a consequence of a legal reorganization in September 2001.

LIQUIDITY AND CAPITAL RESOURCES

         Our liquidity requirements principally relate to: (i) servicing debt;
(ii) financing the purchase of vessels and other assets; and (iii) funding working capital. We have in prior years met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of December 31, 2002, we had total cash and marketable securities of SEK 3,499 million as compared with SEK 3,635 million at December 31, 2001.

         Cash flows provided by operating activities increased to SEK 2,143 million in 2002 from SEK 1,026 million in 2001. Cash flows from investing activities amounted to SEK 936 million in 2002, primarily as a result of the sale of P&O Stena Line, partly offset by investments in properties and in the newbuilding program. In 2001, cash flows used in investing activities amounted to SEK (1,998) million. Total investments in RoRo, RoPax and crude oil tanker newbuildings on order as of December 31, 2002 were SEK 961 million as compared to SEK 756 million at December 31, 2001. Cash flows used in financing activities amounted to SEK (3,164) million in 2002, mainly relating to repayment of debt after the receipt of proceeds from the sale of P&O Stena Line. In 2001, cash flows provided by financing activities amounted to SEK 2,014 million.

         Total interest bearing debt as of December 31, 2002 amounted to SEK 14,756 million as compared with SEK 19,028 million at December 31, 2001. The decrease is related to net repayment of debt and currency effects as above.

         As of December 31, 2002, we had two revolving credit facilities of $600 million and $245 million, respectively. The $500 million revolving credit facility from 1995 was replaced in November 2002 by a facility of $600 million with maturity in November 2007. As of December 31, 2002, the utilized portion of this facility was $176 million, out of which $145 million was actually drawn and $31 million used for issuing of bank guarantees. As of December 31, 2001, the utilized part of the $500 million facility was $377 million, of which $342 million was actually drawn and $35 million used for issuing of bank guarantees. The $275 million revolving credit facility from 2001 has been reduced to $245 million as of December 31, 2002 and terminates in September 2006. As of December 31, 2002, the utilized part of this facility was $155 million. As of December 31, 2001, the utilized portion was $45 million. The EUR 200 million unsecured revolving credit facility taken up in 2001 was terminated in September 2002. See "Item 10. Additional Information - Material Contracts" for further description of our credit facilities.

         As of December 31, 2002, out of the original $175 million of these notes issued, $103 million remained outstanding. In January, we redeemed these outstanding notes at a redemption price of 102.625% plus accrued interest to but excluding the date of redemption.

         On November 27, 2002, we issued $200 million in aggregate principal amount of 9 5/8% Senior Notes due 2012 in a private placement pursuant to Rule 144A under the Securities Act of 1933.

         Our total purchase commitment to shipyards for all newbuildings on order as of December 31, 2002 amounted to SEK 2,437 million ($276 million), of which yard payments of SEK 553 million ($63 million) have been paid to date. We plan on financing the unpaid balance, together with additional expenses and financing costs, through existing revolving credit facilities, new capital lease agreements or new bank loans.

         We believe that, based on current levels of operating performance and anticipated market conditions, our cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on our debt, including the notes, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

LONG-TERM FINANCIAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

         Our long-term financial obligations as of December 31, 2002 were as follows:


                                                                                             MORE
                                                  TOTAL    LESS THAN  1-3 YEARS  4-5 YEARS   THAN        NOT
                                                            ONE YEAR                       5 YEARS    SPECIFIED
                                                  -----    ---------  ---------  --------- -------    ---------
                                                                          (SEK MILLION)
Long-term debt, including current maturities      14,204       231     1,556       4,694     2,585      5,138
Capital leases                                     4,417       162       345         367     3,543         --
Operating leases                                   2,030       764       555         255       456         --

Total                                             16,234       995     2,111       4,949     3,041      5,138

         Our other commercial commitments are listed in Note 20 of the Consolidated Financial Statements and relate to purchase commitments for ship newbuildings of SEK 2,437 million and guarantees of SEK 1,228 million. In connection with the sale of P&O Stena Line, we retained certain obligations, including an obligation to indemnify P&O Stena Line with respect to certain tax matters.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2001 TO THE YEAR ENDED DECEMBER 31,
2000

CURRENCY EFFECTS

         Our revenues and expenses, as reported in Swedish kronor (SEK), are significantly affected by fluctuations in currency exchange rates, primarily relative to the

US dollar and, to a lesser extent, to the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. See "-Quantitative and qualitative disclosures about market risk." Revenues in our ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Excluding our ferry operations, approximately 80% of our revenues and 75% of direct operating expenses are generated in US dollars while approximately 15% of our total revenues are generated in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation are presented below:

AVERAGE RATES

                                 January -            January -
                               December, 2000       December, 2001     Change
                               --------------       --------------     ------
US$........................          9.16               10.33           +13%
British pound..............         13.86               14.87            +7%
Euro.......................          8.45                9.25            +9%

CLOSING RATES

                              December 31, 2000    December 31, 2001    Change
                              -----------------    -----------------    ------
US$........................         9.5350             10.6675           +12%
British pound..............        14.2200             15.4750            +9%
Euro.......................         8.8570              9.4190            +6%

REVENUES

         Total revenues increased in 2001 to SEK 13,104 million from SEK 5,760 million in 2000, or by SEK 7,344 million. This increase includes SEK 6,897 million from Stena Line, which was consolidated as one of our subsidiaries as of October 31, 2000. Excluding the impact of consolidating Stena Line, total revenues were SEK 5,211 million, an increase of 9% over revenues for 2000.

         Ferry operations. Revenues for 2001 were SEK 7,909 million. Stena Line was consolidated as a subsidiary commencing on October 31, 2000 and is therefore not included in our revenues prior to that date. In 2000, our ferry operations reported total revenues of SEK 7,024 million, SEK 996 million of which was earned in November and December 2000.

         Net gain (loss) on sale of vessels, ferry operations. In 2001, we recorded a loss of SEK (16) million on the sale of the conventional fast ferry Felix.

         Drilling. Revenues from drilling operations increased in 2001 to SEK 1,702 million from SEK 1,466 million in 2000, or 16%, mainly due to increased day rates for the Stena Dee and the Stena Clyde and currency effects as above, partly offset by decreased revenues for the Stena Spey due to lower day rate. The Stena Don started its operations with Statoil in Norway on December 20, 2001.

         Shipping. Revenues from shipping operations decreased in 2001 to SEK 2,498 million from SEK 2,590 million in 2000, or 4%. Revenues from chartering out Roll-on/Roll-off vessels, excluding charter agreements with Stena Line, decreased to SEK 297 million from SEK 313 million. Revenues from crude oil tankers increased in 2001 to SEK 2,125 million from SEK 1,818 million in 2000, or 17%, due to increased revenues for Aframax, Product and Panmax tankers as a consequence of higher charter rates in the spot market and increased number of vessels together with currency effects as above, partly offset by decreased revenues for VLCC and ULCC tankers due to lower charter rates, the sale in January 2001 of the Stena Concordia and the sale in early December 2001 of the Stena Companion.

         Net gain on sale of vessels, shipping. In 2001, we recorded gains of SEK 171 million on the sale of the RoRo vessel Stena Partner, the VLCC tanker Stena Concordia and the ULCC tanker Stena Companion. In 2000, we recorded gains on sale of vessels of SEK 80 million relating to the sale of the RoPax vessel Stena Challenger.

         Property. Revenues from property operations increased in 2001 to SEK 787 million from SEK 598 million in 2000, or 32%, mainly due to increased revenues from properties acquired in Sweden during 2000 and 2001.

         Net gain on sale of properties. In 2001 we made gains of SEK 41 million on the sale of properties in Sweden. In 2000 we made gains on sale of properties in Sweden of SEK 5 million.

DIRECT OPERATING EXPENSES

         Total direct operating expenses increased in 2001 to SEK 8,928 million from SEK 3,267 million in 2000, or by SEK 5,661 million. This increase includes SEK 5,196 million from our ferry operations. Excluding Stena Line, total direct operating expenses increased in 2001 to SEK 2,705 million from SEK 2,240 million in 2000, or 21%.

         We changed our accounting policy under Swedish GAAP for dry-docking costs for vessels other than ferries as of January 1, 2002 due to a new accounting standard issued in Sweden. The method now used capitalizes dry-docking costs as incurred and amortizes such costs as depreciation and amortization expense over the period to the next scheduled dry-docking. Previously, dry-docking costs were accrued in advance and recorded as direct operating expenses. Our income statement for the years ended December 31, 2000 and 2001 have been restated to reflect the adoption of this new accounting principle. Accordingly, dry-docking costs of SEK 90 million and SEK 99 million, respectively, are classified as depreciation and amortization expense instead of as direct operating expenses.

         Ferry operations. Direct operating expenses for our ferry operations for 2001 amounted to SEK 6,223 million. The direct operating expenses of our ferry operations consist principally of personnel costs, fuel costs, vessel charter and other related vessel costs. These costs are seasonal only to the extent capacity can be adjusted during the year. Direct operating expenses for our ferry operations for 2001 were 79% of revenues.

         Drilling. Direct operating expenses from drilling operations increased in 2001 to SEK 544 million from SEK 499 million in 2000, or 9%, mainly due to increased expenses for the Stena Dee in connection with new charter, increased expenses for the Stena Clyde due to dry-docking in the first half of 2000 and currency effects as above, partly offset by released provisions of SEK 76 million relating to social charges for seamen, as a consequence of a new agreement with UK authorities. Direct operating expenses from drilling operations for 2001 were 32% of drilling revenues as compared to 34% for 2000.

         Shipping. Direct operating expenses from shipping operations increased in 2001 to SEK 1,762 million from SEK 1,422 million in 2000, or 24%. Direct operating expenses with respect to Roll-on/Roll-off vessels, excluding charter agreements with Stena Line, decreased to SEK 116 million from SEK 134 million. Direct operating expenses associated with crude oil tankers increased to SEK 1,632 million from SEK 1,342 million, or 22%. This includes costs of SEK 112 million recorded due to charter commitments made before the restructuring of StenTex, the joint venture between Stena Bulk and Texaco, after the announced take-over of Texaco by Chevron. Direct operating expenses for crude oil tankers include time-charter costs fixed for periods between 6 and 12 months and do not vary exactly as the corresponding revenues. Direct operating expenses for crude oil operations for 2001 were 77% of revenues, as compared to 74% for 2000. Excluding the extra costs of SEK 112 million, direct operating expenses for crude oil operations for 2001 would have been 72% of revenues.

         Property. Direct operating expenses from property operations increased in 2001 to SEK 299 million from SEK 235 million in 2000, or 27%, primarily due to increased expenses from properties acquired in Sweden during 2000 and 2001. Direct operating expenses from property operations in 2001 were 38% of property revenues, as compared to 39% for 2000.

SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased in 2001 to SEK 1,421 million from SEK 510 million in 2000, or by SEK 911 million. This increase includes SEK 841 million from our ferry operations. Excluding our ferry operations, selling and administrative expenses increased in 2001 to SEK 464 million from SEK 394 million in 2000, or 18%, mainly due to higher expenses for the drilling rigs and currency effects as above.

NON-RECURRING ITEMS

         Stena Line was consolidated as a subsidiary as of October 31, 2000. On consolidation, a reserve of SEK 163 million was recorded, of which SEK 145 million was released at the end of 2000 to offset operating losses in our ferry operations for the period from November 1, 2000 to December 31, 2000. The remaining provision of SEK 18 million was released in 2001.

         The non-recurring items for the year ended December 31, 2000 amount to SEK 144 million, which include the release of the provision of SEK 145 million as above, restructuring costs in our ferry operations of SEK (40) million and SEK 39 million relating to refunds from the Swedish pension insurance company SPP.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges increased in 2001 to SEK 1,506 million from SEK 974 million in 2000, or by SEK 532 million. This increase includes SEK 376 million from our ferry operations for 2001. Excluding the effects of our ferry operations, depreciation and amortization increased in 2001 to SEK 734 million from SEK 668 million in 2000, or 10%, mainly due to currency effects as mentioned above, deliveries of the RoPax vessels Stena Britannica and Stena Hollandica in September 2000 and February 2001, respectively, and properties acquired during 2000 and 2001, partly offset by the sale of the Stena Challenger in April 2000, the Stena Partner and the Stena Concordia in the first quarter of 2001 and the sale in early December 2001 of the Stena Companion. The Stena Don started its operations with Statoil in Norway on December 20, 2001.

SHARE OF AFFILIATED COMPANIES' RESULTS

         As a result of the consolidation of Stena Line as a subsidiary as of October 31, 2000, our share of the results of affiliated companies relates to P&O Stena Line, which was, until August 13, 2002, 40% owned by Stena Line. See "Information on the Company -- Ferry operations". Our share of affiliated companies' results in 2001 amounted to an income of SEK 131 million.

         Our share of affiliated companies' results in 2000 amounted to a loss of SEK (864) million, which included a loss of SEK (885) million from our ferry operations, a loss of SEK (45) million from P&O Stena Line and an income of SEK 66 million from Coflexip Stena Offshore. We sold our investment in Coflexip in April 2000 with a gain of SEK 3,174 million.

FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net decreased in 2001 to a loss of SEK
(597) million from a loss of SEK (209) million in 2000, or by SEK (388) million.

         Net gain (loss) on securities in 2001 amounted to a net gain of SEK 107 million including unrealized losses as well as realized gains from the sale of equity shares. Net gain (loss) on securities in 2000 amounted to a net gain of SEK 178 million.

         Interest income in 2001 decreased to SEK 120 million from SEK 206 million in 2000.

         Interest expense for 2001 amounted to SEK (913) million, out of which SEK (630) million was for our ferry operations. Interest expense for 2000 amounted to SEK (649) million. Excluding our ferry operations, interest expense decreased in 2001 to SEK (283) million from SEK (541) million in 2000. The decreased interest expense is mainly due to the repayment of credit facilities in April 2000 after the sale of our investment in Coflexip and the Stena Challenger and the sale of the Stena Partner and the Stena Concordia in the first quarter 2001, partly offset by investments in further shares in Stena Line, new loans for properties acquired in 2000 and 2001 as well as new loans in September 2000 and February 2001 for the Stena Britannica and the Stena Hollandica.

         In 2001 we had foreign exchange losses of SEK (74) million consisting of losses of SEK (78) million from translation differences and gains of SEK 4 million from currency trading. In 2000, we had foreign exchange gains of SEK 122 million consisting of gains of SEK 166 million from our ferry operations translation differences primarily on its $ denominated debt, gains of SEK 7 million from currency trading and losses of SEK (51) million from other translation differences.

         Other financial income (expense) in 2001 amounted to SEK 158 million including released provisions of SEK 277 million relating to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. This excess value is released between 2001 to 2004 according to a plan determined at the end of 2000. Other items of in total SEK (119) million include amortized deferred financing costs, financial costs regarding the final settlement for the cancelled four Italian RoRo newbuildings and financing of a tanker as well as normal bank charges. Other financial income (expense) for 2000 amounted to SEK (71) million.

INCOME TAXES

         Income taxes in 2001 amounted to SEK 605 million, of which SEK (74) million related to current taxes and SEK 679 million related to deferred taxes. In 2001 further tax loss carryforwards related to the shareholding in Stena Line were crystallized as a consequence of a legal reorganization in September 2001.

         Income taxes in 2000 amounted to SEK (280) million, of which SEK (30) million related to current taxes and SEK (250) million related to deferred taxes.

CRITICAL ACCOUNTING POLICIES

         Our Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The principal differences between Swedish GAAP and US GAAP are further discussed in Note 24 to our Consolidated Financial Statements appearing elsewhere in this Annual Report.

         The preparation of our Consolidated Financial Statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. The accounting principles applied by us that are deemed to be critical are discussed below:

         Vessels lives and impairment. Our vessels represent our most significant assets and we state them at cost less accumulated depreciation. Depreciation of vessels, which includes depreciation of vessels under capital leases, is computed using the straight-line method over estimated service lives of 10 to 25 years. Significant vessel improvement costs are capitalized as additions to the vessel versus being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

         Dry-docking. Within the international shipping industry, there are different methods that are used to account for dry-docking costs. We changed our accounting policy for dry-docking costs as of January 1, 2002 due to a new accounting standard issued in Sweden. We now use a method that capitalizes dry-docking costs as incurred and amortizes such costs as depreciation and amortization expense over the period to the next scheduled dry-docking. The change in accounting principle had no material impact on net income or shareholders' equity.

         Impairment of long-lived assets. We review long lived assets used in our business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value if the decline is deemed to be permanent. We estimate fair value based on independent appraisals, sales price negotiations, active markets if available, and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

         Market value of marketable securities. Under Swedish GAAP our investments in current marketable securities held for trading purposes and noncurrent marketable securities that are held for purposes other than trading are recorded at the lower of cost or market. Net unrealized gains on our marketable securities are not recognized and net unrealized losses are recognized in our income statement as gain (loss) on securities. Under US GAAP, all of our investment in current marketable securities with a readily determinable fair value are either classified as held for trading or held for purposes other than trading and carried at market value. Market value is determined using period-end sales prices on stock exchanges or dealer quotes. Changes in the market value of current marketable securities held for trading are recorded as financial income and expense in our income statement. Changes in the market value of current marketable securities held for purposes other than trading are recorded, net of deferred taxes, in stockholders' equity.

         Financial instruments. Under Swedish GAAP, we apply hedge accounting for all transactions that are economically hedged. Such transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates and currencies, such that our exposure to changes in net values of such transactions due to movements in interest or exchange rates is hedged.

         Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous US GAAP standards. Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133." Under the new US GAAP accounting standards, our hedging relationships did not qualify for hedge accounting under US GAAP during 2001 and 2002. Therefore, the adoption and ongoing application of the new US GAAP accounting standards increases the volatility of reported earnings under US GAAP. Our ambition is that certain assets, liabilities and designated derivatives will be designed to qualify for hedge accounting in the future and thereby reduce this volatility.

         The fair market values for our derivative financial instruments are generally determined based on quoted market prices or market quotes for the same or similar financial instruments.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

         In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We were required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on our financial statements.

         In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on our financial statements.

         In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on our financial statements.

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

         In January 2003, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

         The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

         We are evaluating the impact of applying FIN 46 to an existing VIE in which we acquired certain interests in December 2002 and have not yet completed this analysis. At this time, it is reasonably likely that we will be required to consolidate this VIE under US GAAP. The impact of the consolidation of the VIE under US GAAP would increase assets and liabilities by approximately $238 million. The VIE was formed principally for the limited purpose of investing primarily in debt securities and certain other eligible assets funded from the issuance by the VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. We believe that our maximum exposure to loss as a result of our association with the VIE is limited to approximately $36.1 million, which consists of our investment in certain tranches of debt issued by the VIE and the mandatorily redeemable preference shares.

         In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis,
(2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. We are assessing the impact of the adoption of EITF 00-21 on our financial position and the results of our operations.

RECONCILIATION OF SWEDISH GAAP TO US GAAP

         The differences in net income and stockholders' equity between Swedish GAAP and US GAAP result primarily from differing accounting treatments for disposal of assets, depreciation of properties, leases, income taxes, investments in debt and securities issued by Coflexip and other items. See Note 24 of the notes to our Consolidated Financial Statements for a reconciliation of net income and stockholders' equity from Swedish GAAP to US GAAP and a discussion of such differences.

         Net income determined in accordance with US GAAP would have been SEK 3,602 million in 2000, SEK 942 million in 2001 and SEK 1,413 in 2002 as compared to SEK 3,097 million, SEK 1,410 million and SEK 1,031 of net income determined under Swedish GAAP for the years ended December 31, 2000, 2001 and 2002, respectively.

         Stockholders' equity determined in accordance with US GAAP would have been SEK 10,352 million and SEK 10,671 million at December 31, 2001 and 2002, respectively. Under Swedish GAAP, stockholders' equity was SEK 11,110 million and SEK 11,589 million at December 31, 2001 and 2002, respectively.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         Under the Swedish Companies Act of 1975, our Board of Directors has ultimate responsibility for our organization and the management of our affairs. Our articles of association provide for a Board of Directors elected by our stockholders of not fewer than three nor more than nine directors and not more than three deputy directors. Swedish law provides for the appointment of additional directors by the unions representing our employees. All directors, other than union appointees, are elected by resolution of a general meeting of stockholders. The term of office of a director is one year, but a director may serve any number of consecutive terms. Directors may be removed from office by a general meeting of stockholders at any time, and vacancies on the Board, except when filled by a deputy director, may only be filled by stockholder resolution. Each year, one director is elected Chairman of the Board by resolution of a meeting of the Board of Directors. Deputy directors may attend the Board meetings, but may only vote in place of a director who is absent.

         The following table sets forth the name, year of birth and position of each of our directors and executive officers as of March 31, 2003.

NAME                           YEAR BORN                           TITLE
----                           ---------                           -----
Lennart Jeansson............      1941     Chairman of the Board of Directors
Dan Sten Olsson.............      1947     Chief Executive Officer and Director
Svante Carlsson.............      1948     Chief Financial Officer, Executive
                                           Vice President and Director
Jan Carlstein...............      1938     Director
Bengt Olof Eriksson.........      1937     Director
Stefan Lindskog.............      1951     Director
Bengt Cremonese.............      1943     Director (Employee Representative)
Jens Ole Hansen.............      1951     Director (Employee Representative)
Anna-Lena Myhr..............      1944     Deputy Director (Employee
                                           Representative)

         Certain biographical information about each of our directors and executive officers and certain other of our key employees is set forth below.

         Lennart Jeansson was appointed Chairman of the Board of Stena AB in 2000. Mr. Jeansson also serves as a director of the board of Stena Metall. Mr. Jeansson is executive vice president and deputy Chief Executive Officer of AB Volvo and a member of the board of directors of Bilia AB and Atlas Copco AB.

         Dan Sten Olsson has served as our Chief Executive Officer and a director of Stena AB since 1983. Mr. Olsson also serves as Chairman of the Board of Stena Line Holding B.V., referred to herein as Stena Line Holding, Stena Metall, Sessan and Concordia, and as a member of the Board of Directors of Stena Rederi, AB, referred to herein as Stena Rederi, Stena International, B.V., referred to herein as SIBV, Stena Bulk AB, referred to herein as Stena Bulk, AB Stena Finans, referred to herein as Stena Finans, Stena Fastigheter AB, referred to herein as Stena Fastigheter, and a number of other companies in the Stena Sphere (as defined below). Mr. Olsson served as Co-Chairman of P&O Stena Line from March 1998 until August 2002 and is also a member of the board of directors of the Swedish Ship Owner's Association. Mr. Olsson has been employed by Stena AB since 1972.

         Svante Carlsson has served as our Chief Financial Officer since 1984, and has been an Executive Vice President of Stena AB since 1989 and a Director of Stena AB since 1984. Mr. Carlsson also serves as a member of the Board of Directors of Stena Line Holding, SIBV, Stena Finans, Stena Fastigheter and a number of other companies in the Stena Sphere. Mr. Carlsson also serves as a member of the Board of Directors of SHB, Vastra Regionen, a subsidiary of Svenska Handelsbanken. He has been employed by Stena AB since 1975.

         Jan Carlstein has served as director of Stena AB since late 1999 and Managing Director of Stena Metall from 1975 to August 31, 1999.

         Bengt Olof Eriksson has served as director of Stena AB since May 1997 and served as Managing Director of Stena Fastigheter, one of our subsidiaries, from 1980 to 1997.

         Stefan Lindskog has served as a director of Stena AB since 1988. Mr. Lindskog is a partner of Wistrand Advokatbyra KB and is also a member of the Board of Directors of Stena Metall.

         Bengt Cremonese has served as a director of Stena AB and Stena Rederi representing Stena AB employees affiliated with the Swedish Ship Officers' Association since 1986. Mr. Cremonese is a Master mariner and has been employed in our ferry operations since 1972.

         Jens Ole Hansen has served as a director of Stena AB and Stena Rederi representing Stena AB employees affiliated with the Swedish Seamens' Union since 1992. Mr. Hansen is a carpenter and has been employed in our ferry operations since 1974.

         Anna-Lena Myhr has served as a deputy director of Stena AB and Stena Rederi, representing Stena AB employees affiliated with the Swedish Union of Commercial Employees since 1999. Ms. Myhr is a salary clerk and has been employed in our ferry operations since 1973.

OTHER KEY EMPLOYEES

         Mats Berglund (born 1962) was appointed executive president of Stena Rederi since January 2003. Mr. Berglund has served as Financial Manager of Concordia and worked from 1995 to 2000 in our oil and petroleum products transportation business. Mr. Berglund has served as a director of Stena Bulk since 2001 and has been employed by Stena AB since 1986.

         Gunnar Blomdahl (born 1955) has served as managing director of Stena Line Holding since January 2003. He has held a number of senior management positions at Stena Line since 1997, including as Area Director in charge of Stena Line's Irish Sea operations from 2001 to 2003 and, prior to that, as head of the Sweden-Germany route and sales and marketing director for Stena Line's Scandinavian operations.

         Carl-Otto Dahlberg (born 1949) has served as managing director of Stena RoRo AB, referred to herein as Stena RoRo, a subsidiary of Stena AB since 1989 and as a Director of Stena RoRo since 1989. Mr. Dahlberg has been employed by Stena AB since 1989.

         John Helgesson (born 1945) has served as managing director of Stena Fastigheter since June 1, 1997 and as a director of Stena Fastigheter since 1997. Mr. Helgesson has been employed by Stena AB since 1984.

         Kenneth MacLeod (born 1943) has served as managing director of Northern Marine since 1991. Mr. MacLeod also serves as a member of the board of directors of Swecal Ltd, one of our subsidiaries, and several other companies. Mr. MacLeod has been employed by Stena AB since 1983.

         Peter Olofsson (born 1951) has served as group controller of Stena AB since 1985. Mr. Olofsson also serves on the board of directors of Stena Rederi, Stena Bulk, Stena Line Holding, Stena RoRo, Stena Finans and a number of other companies in the Stena AB group. Mr. Olofsson has been employed by Stena AB since 1984.

         Harry Robertsson (born 1956) has served as the technical director of Stena Rederi since 1999. Mr. Robertsson previously worked as an engineer in the technical department of Stena Rederi since 1996 and was a project leader at Mariterm, a marine consultant, from 1989 to 1996.

         Ulf Ryder (born 1952) has served as managing director of Stena Bulk since 1983 and as a director of Stena Bulk since 1982. Mr. Ryder also serves as a member of the board of directors of Northern Marine and Skuld of Stockholm. Mr. Ryder has been employed by Stena AB since 1982.

         Tom Welo (born 1947) has served as managing director of Stena Drilling Ltd. since October 1995. Mr. Welo has a Master of Science in Naval Architecture and in Marine Engineering.

COMPENSATION OF DIRECTORS

         For the year ended December 31, 2002, the aggregate compensation paid by the Stena AB to its directors (a total of nine persons) amounted to approximately SEK 10 million. During 2002, we also made contributions to pension plans for the benefit of our directors in the aggregate amount of SEK 8 million.

EMPLOYEES

         The chart below sets forth the average number of employees in each of our principal business areas.


                                                  2000         2001       2002
                                                  ----         ----       ----

    Ferry Operations(1)....................      5,936        5,684      5,712
    Drilling...............................        387          410        508
    Shipping...............................        369          319        365
    Property Operations....................        104          114        116
    Other..................................         50           50         47
         Total.............................      6,846        6,577      6,748
                                                 -----        -----      -----

(1) The number of employees in our Ferry operations for 2000 relates to the total year, although Stena Line was only included in our results as of October 31, 2000 after our acquisition in October 2000 of a majority of the outstanding shares of Stena Line.

         In addition to the employees referred to above, Northern Marine employed approximately 2,425 persons in 2002 in external ship management services, as compared to 1,550 persons in 2001 and 1,600 persons in 2000.

         We have good relations with our work force and the labor unions representing them.

OPTIONS

No options exist to purchase securities from us.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         All of the issued and outstanding voting shares of Stena AB were owned as follows as of March 31, 2003:


                                                  NUMBER OF       PERCENTAGE
NAME OF BENEFICIAL OWNER                          SHARES          OWNERSHIP
                                                  ------          ---------
Dan Sten Olsson................................   25,500          51.0%
Madeleine Olsson Eriksson......................   12,250          24.5%
Stefan Sten Olsson Holding Ltd.................   12,250          24.5%

         The holders listed above have sole voting and investment power over the shares beneficially owned by them. Dan Sten Olsson and Madeleine Olsson Eriksson are brother and sister.

         Dan Sten Olsson is the only officer or director of Stena AB who owns any voting shares of Stena AB. All shares of Stena AB have the same voting rights.

         Our articles of association contain a restriction on the transfer of our shares. Pursuant to the articles, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and his wife Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993 or lineal descendants of Sten A. Olsson and Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the articles, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision. In addition, under the Swedish Companies Act, shareholder resolutions in the ordinary course of business require the vote of a majority of shares voting thereon, and extraordinary items (including amendments to the articles other than the amendment to the put option described above) require support by shareholders holding at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the shareholders meeting. Holders of at least 10% of the outstanding shares have the right to require us to pay dividends within certain statutory parameters.

RELATED PARTY TRANSACTIONS

         We have in the past engaged in transactions with our shareholders and other related parties, including companies in the Stena Sphere, which encompasses Sessan and Stena Metall, each of which is owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia, which is 52.2% owned by Sessan. We expect that we will continue to engage in these types of transactions in the future. Transactions between us and our affiliates are subject to certain restrictions set forth in our credit facilities and indentures governing our indebtedness. The significant transactions between us and our affiliates, including any loans or guarantees, are described below and in the Financial Statements and the notes thereto.

Concordia

         Stena Bulk, a wholly owned subsidiary of Stena AB, and Concordia were parties to an allocation agreement pursuant to which Concordia could elect to participate in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us. Pursuant to the allocation agreement, Concordia could elect to take such opportunity in its entirety, to participate equally with us or to decline to participate. Concordia's share of the allocation agreement was a loss of SEK 36 million, a loss of SEK 17 million and a loss of SEK 6 million in 2000, 2001 and 2002, respectively.

         In October 1995, an agreement was reached between us and Concordia regarding the pooling of results from the operation of Concordia Class vessels. Our share of this agreement was a gain of SEK 4 million, a loss of SEK 6 million and a gain of SEK 2 million in 2000, 2001 and 2002, respectively. This agreement was terminated in July 2002 in connection with the sale of the last remaining VLCC tanker owned by us, the Stena Conductor. We no longer own any Concordia Class vessels.

         Pursuant to agreements between us and Concordia, we market and act as the exclusive chartering agent for Concordia's tankers. We also provide technical support, crewing and insurance and other services for two of Concordia's tankers. In consideration for these services, Concordia pays us: (i) a monthly fee in respect of each tanker managed for administration, marketing, insurance claims handling, operation and technical follow-up and development services; (ii) commissions based upon the collected earnings for each tanker chartered out by us as agent for Concordia; and (iii) a commission based upon the net sale price of any tanker purchased or sold by us as agent for Concordia. We also provide administrative and operational services for tankers chartered in connection with the allocation agreement between us and Concordia described above, as well as offices and office services for Concordia's personnel and accounting services. We also receive a commission of 1% of the sales price on any vessel sold and commissions in respect of charters arranged by us. We earned fees equal to SEK 39 million, SEK 31 million and SEK 19 million in 2000, 2001 and 2002, respectively, for these services. Northern Marine provides crewing for the ULCC owned by Concordia.

         Concordia has provided ship management services to us for the Stena Concordia, the Stena Conductor and the Stena Companion. These vessels were all sold in 2001 and 2002. We paid fees equal to SEK 10 million, SEK 7 million and SEK 4 million in 2000, 2001 and 2002, respectively, for these services.

Sessan

         Since June 1999, we have served as the business manager for Sessan for its participation (50%) in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. We earned fees of SEK

1 million in 2000, 2001 and 2002, respectively, for these services. We also own interests in two shuttle tankers, one of which is also chartered to ESSO Norway.

         In October 2001, we entered into a loan agreement with Sessan. As of December 31, 2002, approximately DKK 152 million (SEK 186 million) was outstanding under the loan. The loan has been renewed until December 31, 2003. Interest is payable on the loan at a rate of LIBOR plus 1.50%.

         In December 2002, we sold our 50% interest in a RoPax vessel, Stena Jutlandica, to Sessan. Our gain from the sale was SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from us of SEK 33 million, to be repaid in 3 years.

         In December 2002, we entered into a short-term loan agreement with Sessan in accordance with which Sessan borrowed $16 million from us. The loan bore interest at a rate of 4% per annum and was secured by a mortgage over Stena Sessan Rederi AB's 50% interest in a joint venture company, Stena Spirit LLC, and a guarantee from Stena Sessan AB. The loan was repaid on April 30, 2003.

Stena Metall

         We provide management and other services to Stena Metall. In each of 2000, 2001 and 2001, we received SEK 3 million a year for such services. We purchase bunker fuel from Stena Metall; such purchases aggregated SEK 308 million, SEK 729 million, and SEK 792 million in 2000, 2001 and 2002, respectively, excluding purchases made during these years by Stena Line.

         In January 2001, we acquired 4,621,562 shares in Stena Line from Stena Metall at a total cost of SEK 37 million, the same price per share paid for Stena Line shares in our public tender for such shares. These shares represent 7.52% of the equity and 28.65% of the votes of Stena Line.

Olsson Family

         We rent office space from members of the Olsson family. In 2000, 2001 and 2002, we paid SEK 6 million, SEK 23 million and SEK 27 million, respectively, in respect of such properties, including offices for Stena Line, which was consolidated as a subsidiary as of October 31, 2000.

         We also manage certain properties owned by members of the Olsson family. In 2000, 2001 and 2002, members of the Olsson family paid us SEK 7 million, SEK 8 million and SEK 9 million, respectively, for such management services.

         We have agreed to pay Sten A. Olsson and other members of the Olsson family an annual indexed retirement benefit for life.

         In the middle of 2000, we purchased marketable securities from members of the Olsson family for SEK 26 million.

P&O Stena Line

         We guaranteed a credit line of GBP 12.5 million for P&O Stena Line, the joint venture between us and P&O for the English Channel routes. We earned fees equal to SEK 10 million, SEK 10 million and SEK 6 million in 2000, 2001 and 2002, respectively, for these services. We also guaranteed obligations of P&O Stena Fantasia (F.L.) Limited under a lease. These guarantees were released in October 2002 in connection with the sale of our interest in P&O Stena Line.

ITEM 8.           FINANCIAL INFORMATION

      CONSOLIDATED FINANCIAL STATEMENTS

         See "Item 18. Financial Statements" and pages F-1 through F-45.

      LEGAL PROCEEDINGS

         We are a party to various routine legal proceedings arising in the ordinary course of business. Such claims are generally covered by insurance, subject to customary deductibles. We were also subject to certain claims by Swedish tax authorities which were settled in an amount equal to the reserves established in our Consolidated Financial Statements. We do not believe that any liabilities that may result from such legal proceedings will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

         We are also party to litigation regarding a claim against us by Statoil, the charterer of the Stena Don, pertaining to the delivery of the Stena Don. The Stavanger City Court ruled on December 19, 2002 that Statoil was required to accept delivery of the Stena Don on December 11, 2001 and to pay charter hire accordingly. In respect of the escalation clause, the court ruled in favor of Statoil. We have appealed to the Court of Appeal in relation to these rulings, which appeal is likely to be heard in 2004. Statoil have also counter appealed against the delivery date ruling. We are also party to a dispute against Statoil, where Stena has disputed that Statoil is entitled to liquidated damages. This dispute will be heard by the Stavanger City Court in October 2003. In the event that we are found to have liability in this matter we will attempt to claim compensation from the Kvaerner shipyard, from which the rig was delivered in 2001. We also have a dispute initiated by us against Statoil through a writ to the Stavanger City Court dated 16 May 2003 on the use and payment for additional variable deckload, insurance payments and certain matters in relation to dayrates and use of certain equipment.

      DIVIDENDS

         We paid a cash dividend of SEK 50 million for each of the years ended December 31, 2000 and 2001, respectively. For the year ended December 31, 2002, we propose to declare a dividend of SEK 55 million, subject to stockholder approval.

ITEM 9.           THE OFFER AND LISTING

         We issued $175 million 10 1/2% Senior Notes due 2005 on December 20, 1995, $175 million 8 3/4% Senior Notes due 2007 on October 1, 1997 and on November 27, 2002 issued $200 million 9 5/8% Senior Notes due 2012 (collectively the "Notes"). As of December 31, 2002, we had purchased $72 million of the 10 1/2% Senior Notes and on January 15, 2003 we redeemed the outstanding $103 million at a redemption price of 102.625% plus accrued interest to but excluding the date of redemption. Neither the shares of our common stock nor the Notes are listed on any securities exchange, nor quoted through any automated quotation system. In addition, we do not intend to list its shares of common stock or the Notes on any securities exchange or to seek approval for quotation through any automated quotation system.

ITEM 10.          ADDITIONAL INFORMATION

ORGANIZATION

         We are a stock corporation of limited liability organized under the laws of the Kingdom of Sweden and governed by the Swedish Companies Act. Our registered office is in the Commune of Gothenburg, Vastra Gotaland County, Sweden. We are entered in the Swedish Company Register under number 556001-0802.

ARTICLES OF ASSOCIATION

         Our Articles of Association in Swedish, together with an English translation have been filed as Exhibit 1.1 to this Annual Report. Section 3 of our Articles of Association states that the object of Stena AB is to conduct shipping operations, ship brokerage and the chartering of vessels as well as trading in ships, metals and scrap iron, the operating of recreational and leisure facilities and other activities consistent with such operations, owning and administering fixed property and owning shares or participating in operating companies that own and administer real or moveable property. Additionally, we may engage in the research and marketing of medical and pharmaceutical products as well as activities consistent with such objectives.

DIRECTORS

         Under the Swedish Companies Act, a director may not participate in matters regarding agreements between the director and Stena AB and agreements between third parties if the director has a material interest in the matter which conflicts with the interest of the Stena AB. In addition, if a director represents, either individually or together with any other person, a legal entity, such director may not participate in discussions with respect to agreements between Stena AB and such legal entity. However, a director's recusal is not required in instances where the company is entirely owned, directly or indirectly, by the director or where the transaction giving rise to the potential conflict of interest involves the company and another entity that is part of a related group of the company.

         A director may not vote in matters affecting his or any member of the board of directors' compensation for work related to the board of directors. Compensation related to a director's position as a board member may only be approved by shareholders at a general meeting. With respect to the powers of directors, Swedish law provides that the board of directors represents Stena AB and is therefore authorized to undertake obligations on our behalf. Decisions on for example major borrowings shall thus be taken by the board of directors. The execution of such decisions has been entrusted by the board of directors to the joint exercise of two directors. Neither our Articles of Association nor Swedish law affect a director's retirement or non-retirement based on the age of the director. Additionally, directors are not required to own shares in us in order to qualify as directors of us.

SHAREHOLDER RIGHTS

         We have only one class of shares. Each share is entitled to one vote per share. There are no cumulative voting rights. Every shareholder is entitled to receive a pro rata share of any dividends declared based on the number of shares owned. If we are liquidated, the proceeds thereof will first be paid to our creditors. Any remaining amount will be distributed among the shareholders, pro rata to the number of shares held by each shareholder. The Articles of Association do not contain any provisions relating to the establishment of a sinking fund nor do they contain any provisions that discriminate against any existing or future shareholder as a result of such shareholder owning a substantial number of our shares.

         In order to change the rights of shareholders, our Articles of Association must be amended. Under the Swedish Companies Act, shareholder resolutions in the ordinary course of business require the vote of a majority of shares voting thereon, and extraordinary items (including amendments to the Articles other than the amendment to the put option described below) require support by shareholders holding at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the shareholders meeting. Holders of at least 10% of the outstanding shares have the right to require us to pay dividends within certain statutory parameters.

GENERAL MEETINGS

         Our Articles require an ordinary general meeting once a year within six months after the end of the fiscal year. Notice to convene the annual general meeting is made by posted letter, distributed no earlier than four weeks and no later than two weeks prior to the date of the meeting. The agenda of the annual general meeting includes, among other things, the election of chairman of the meeting; preparation and confirmation of the electoral register; presentation of the annual financial report, auditors' report and, if applicable, the consolidated financial report and the consolidated auditors' report; and election of the board of directors, auditors and deputy director. Anyone entitled to vote, or such person's representative, may participate and vote at the meeting.

OWNERSHIP AND TRANSFER RESTRICTIONS

         There are no limitations under Swedish law or in our Articles on the right of persons who are not citizens or residents of Sweden to own or vote our stock. However, our Articles of Association contain a restriction on the transfer of our shares. Pursuant to the Articles, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and his wife Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993 or lineal descendants of Sten
A. Olsson and Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the Articles, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision.

CHANGE IN CONTROL

         There are no provisions in our Articles that would have an effect of delaying, deferring, or preventing any change in control of us and that would only operate with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

DISCLOSURE OF SHAREHOLDINGS

         Our Articles of Association do not require shareholders to disclose their shareholdings in us.

MATERIAL CONTRACTS

         2002 revolving credit facility. On November 6, 2002, SIBV, our wholly-owned subsidiary, entered into a new $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ.) and Nordea Bank Sverige AB (publ.) act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The revolving credit facility was made available for the purposes of refinancing SIBV's existing debt, including the 1995 revolving credit facility, and to provide financing for general corporate purposes. SIBV's obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

         The final maturity of the revolving credit facility will be on November 6, 2007, subject to options on SIBV's part to extend the facility for an additional two years with the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility.

         Borrowings under the revolving credit facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin which ranges from 1.0% to 1.375% depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility gives the option to drawdown advances for periods of one, two, three or six months, or for other periods with the consent of the lenders. Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

         The obligations of SIBV under the revolving credit facility are secured by among other things, first priority security interests on the Stena Clipper, Stena Shipper, Stena Dee, Stena Spey, Stena Tay, Stena Clyde, Stena Saga, Stena Nautica, Stena Traveller, Pride of Aquitaine, Stena Don, Stena Tender and the Stena Timer, and second priority security interests on the vessels and other assets securing the 2001 revolving credit facility. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within twelve months, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of 115% of debt secured by a first mortgage therein) to 150% of the facility amount.

         The revolving credit facility imposes various financial and operating covenants upon us and certain of our subsidiaries. Among other things, the principal financial covenants (i) require us to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash, cash equivalents or certain other marketable debt or equity securities and undrawn committed facilities of not less than $50 million,
(iii) require us to maintain a minimum free net worth of at least $850 million,
(iv) permit us to incur additional consolidated debt only if pro forma consolidated cash flow divided by net interest expense following the incurrence of the additional debt is greater than 2:1, except for certain permitted debt, and (v) require us to maintain ownership of the security parties which, at the date of execution of the credit facility agreement, are members of the Stena AB group.

         The revolving credit facility also provides that (i) if the Sten A. Olsson family or an Olsson family trust ceases to own at least 75% of the voting equity in Stena AB, and if such circumstances are not cured within 150 days of notice, or (ii) if Stena AB ceases to own, directly or indirectly, 100% of the equity of SIBV, then all amounts outstanding under the revolving credit facilities must be prepaid and upon such payment the facility terminates.

         In addition, the revolving credit facility includes limitations on dividends, limitations on liens, limitations on stock repurchases and investments in unconsolidated entities or non-recourse subsidiaries and the repayment of junior debt, optional redemption or defeasance of our 8(3/4)% Senior Notes and our 9 5/8% Senior Notes, limitations on guarantees by SIBV in favor of Stena AB and subsidiaries of Stena AB which are not subsidiaries of SIBV, and limitations on incurrence of debt by our subsidiaries.

         2001 revolving credit facility. SIBV entered into a $275 million revolving credit facility in 2001 with JPMorgan Chase Bank, Nordbanken AB, Svenska Handelsbanken AB and other banking institutions as lenders. The facility is scheduled to terminate in September 2006. Borrowings under the 2001 revolving credit facility bear interest at a rate based on LIBOR plus an applicable margin of approximately 1% to 1.375% payable on the maturity of each advance or, if the advance has a term of more than six months, at intervals of six months from the drawdown of such advance. The facility gives the option to drawdown for terms of one, three, six, nine, and twelve months. The facility was used to refinance Stena Line's revolving credit facility. The obligations of SIBV under this facility are guaranteed by us and certain of our subsidiaries. The obligations of SIBV under the 2001 revolving credit facility are secured by, among other things, a first priority mortgage on the following vessels, owned either by us or one of our subsidiaries: Stena Baltica, Stena Carisma (including her linkspans), Stena Carrier, Stena Danica, Stena Europe, Stena Freighter, Stena Germanica, Stena Gothica, Stena Scandinavica, Stena Scanrail, Stena Searider and Stena Seatrader. If any of the assets securing the 2001 revolving credit facility are sold or become a total casualty or other loss, availability under the facility will be reduced, unless replacement collateral is provided.

         The 2001 revolving credit facility imposes various financial and operating covenants upon us, SIBV and certain of our other subsidiaries. The principal financial covenants: (i) require SIBV to maintain current assets plus committed undrawn facilities greater than or equal to 125% of current liabilities; (ii) require SIBV to maintain minimum cash, cash equivalents or certain other marketable debt or equity securities and undrawn committed facilities of not less than $50 million; (iii) permit us to incur additional consolidated debt only if pro forma consolidated cash flow divided by net interest expense following the incurrence of the additional debt is greater than 2.0:1.0, except for certain permitted debt; (iv) permit our subsidiaries to incur only such additional indebtedness as specified in the agreement, and (v) require us to maintain a ratio of available asset value (as calculated by a formula described in the agreement) to our unsecured debt of 2.5:1.

         The 2001 revolving credit facility provide that the failure of immediate members of the Olsson family or their legal representatives to own at least 75% of the voting equity in Stena AB, which failure is not cured within 120 days, triggers a mandatory prepayment of all outstanding advances and the termination of the facility unless all the lenders under such facility agree otherwise. In addition, if Stena AB ceases to own, directly or indirectly, 100% of the equity in SIBV, then all amounts outstanding under the revolving credit facilities become immediately payable on demand, and upon such demand the facility terminate.

         In addition, the 2001 revolving credit facility includes a cross-acceleration provision that provides that an event of default occurs if SIBV or any of the other parties to the documents relating to the facility, which includes us and certain of our subsidiaries, fails to pay our respective obligations under any debt or guarantee in respect of such debt that exceeds $15 million.

         Secured bank facility. SIBV also entered into a $75 million secured revolving bank facility with Deutsche Bank AG in 2001. The secured bank facility terminates on October 31, 2005. Advances under the facility may be borrowed for a term of one month or such other period as the lender may agree. The facility requires cash collateral equal to 100% of each advance thereunder. Borrowings under the secured bank facility bear interest at a rate based on LIBOR plus an applicable margin of 0.2% until June 2002 and LIBOR plus 0.5% thereafter. As of April 30, 2003, this facility was not utilized.

         The obligations of SIBV under this facility are guaranteed by us and secured by, among other things, a first priority mortgage on the vessel Stena Discovery, owned by one of our subsidiaries, and a cash collateral account held by SIBV in US dollars equivalent to the amounts drawn down and outstanding from time to time under the secured bank facility and interest accrued thereon for the purpose of securing the bank facility.

         The secured bank facility includes a cross-acceleration provision that provides that an event of default occurs if SIBV or any of the other parties to the documents relating to the facility, which includes us and certain of our subsidiaries, fail to pay our respective obligations under any debt, or guarantee in respect of such debt, that exceeds $15 million.

         8 3/4% Senior Notes. As of December 31, 2002, we had $175 million principal amount of 8 3/4% Senior Notes due 2007 outstanding. The notes were issued by us in October 1997 under an Indenture dated as of October 1, 1997 between us and The Chase Manhattan Bank, as Trustee. These notes mature on June 15, 2007 and interest is payable semi-annually on June 15th and December 15th of each year. The 8 3/4% Senior Notes are redeemable at any time. The 8 3/4%
Senior Notes Indenture contains certain covenants with respect to, among others, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The 8 3/4% Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with our other unsubordinated indebtedness including the 9 5/8% Senior Notes described below. Since Stena AB is a holding company and all of our operations are conducted through our subsidiaries, the 8 3/4% Senior Notes are structurally subordinated to all existing and future liabilities (including trade payables) of the subsidiaries, including those under the revolving credit facilities.

         9 5/8% Senior Notes. As of December 31, 2002, we had $200 million principal amount of 9 5/8% Senior Notes due 2012 outstanding. The notes were issued by us in November 2002 under an Indenture dated as of November 27, 2002 between us and JPMorgan ChaseBank, as Trustee. These notes mature on June 15, 2012 and interest is payable semi-annually on June 15th and December 15th of each year. The 9 5/8% Senior

Notes are redeemable at any time. The 9(5/8)% Senior Notes Indenture contains covenants similar to those of the 8(3/4)% Senior Notes Indenture. The 9(5/8)% Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with our other unsubordinated indebtedness, including the 8(3/4)% Senior Notes described above.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         None.

TAXATION

         Not Applicable.

DOCUMENTS ON DISPLAY

         We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. In accordance with these requirements, we file reports and other information with the Securities Exchange Commission. These materials, including the Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 6061. The Commission also maintains a web site that contains reports and other information regarding issuers that file electronically with the Commission. The web site address is http://www.sec.gov. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         In the course of our operations, we are exposed to various types of market risks. Our primary market risks are foreign exchange risks, interest rate risks, oil price risks, equity price risks and trading risks. We seek to manage our exposure to adverse changes in foreign currency exchange rates, interest rates and oil prices through the use of various derivative financial instruments. We conduct monitoring and control of these risks continuously in each company as well as centrally. Our positions are monitored using a variety of techniques, such as market value and sensitivity analyses. Most of our financial transactions are carried out through the central finance functions located in Gothenburg, Amsterdam, Zug in Switzerland and Aberdeen in Scotland, which conduct their operations within established risk mandates and limits. The information presented below should be read in conjunction with Note 21 to our Consolidated Financial Statements.

FOREIGN EXCHANGE RISKS

         We are exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of our operations. Our currency risk is related to changes in contracted and projected flows of payments which are denominated in currencies other than the functional currency (transaction exposure), to the translation of our monetary assets and liabilities that are denominated in such currencies (translation exposure), to the translation of net assets of foreign subsidiaries (equity exposure) and financial trading activities. The objective of our foreign exchange risk management program is to seek to manage the risk of adverse foreign exchange movements on our income and financial position.

TRANSACTION EXPOSURE

         Our revenues and expenses, as reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily in relation to the US dollar and, to a lesser extent, the British pound, the Euro and the Norwegian kronor. When the Swedish kronor appreciates against other currencies, our revenues and expenses as reported in kronor may decrease and when the krona declines against other currencies, our revenues and expenses as reported in kronor may increase. Future changes in exchange rates may also impact our reported revenues and expenses.

         We use forward exchange contracts to seek to hedge against the risk of adverse movements in currency exchange rates of future payment flows from firm commitments such as charter vessel contracts. Contracts related to hedging of anticipated sales and purchases of foreign currency normally do not exceed 12 months.

TRANSLATION EXPOSURE

         Our policy is to hedge our translation exposure risk primarily on our net exposures by currency. Our management regularly reviews our assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of adverse foreign currency fluctuations.

         We seek to manage our exposure from the risk of adverse foreign currency fluctuations arising from certain assets and liabilities denominated in foreign currencies. Group companies operate in local currencies or the US dollar. Our financial exposure is managed through us generally maintaining loans and investments in the same currency. In companies which have loans and investments in foreign currencies, hedging is carried out in accordance with our financial policy. We primarily use forward exchange contracts and currency swaps and, to a lesser extent, purchased foreign currency options to manage our foreign currency translation exposure.

         After taking into account hedging instruments as above, we recorded net translation exchange gains/(losses) of SEK (78) million and SEK (16) million for the financial years ended December 31, 2001 and 2002, respectively. This equals 0.2% and 0.1% of total assets of SEK 35,062 million and SEK 30,664 million as of December 31, 2001 and 2002, respectively.

EQUITY EXPOSURE

         When we prepare our Consolidated Financial Statements, the net assets of our foreign subsidiaries and part of affiliated companies are translated to Swedish kronor at the exchange rate in effect at the date of the balance sheet. It is our policy to primarily hedge the translation risk of these investments through the designation of long-term borrowings. The net assets of certain foreign subsidiaries are hedged through foreign exchange contracts. We record translation differences arising from net assets of foreign subsidiaries directly to stockholders' equity.

         The book value of our net assets of foreign subsidiaries, as of December 31, 2001 and 2002, was approximately SEK 9,100 million and SEK 8,223 million, respectively. The net assets are expressed mainly in British pounds, Euros and US dollars and, to a smaller degree, in Swiss francs. A 1% change in the value of the Swedish kronor against each of the functional currencies of our foreign subsidiaries would affect our stockholders' equity as of December 31, 2002 by SEK 82 million. In 2002, our stockholders' equity decreased by SEK 500 million due to exchange rate differences (see also Note 15 to our Consolidated Financial Statements included elsewhere in this Annual Report).

BUNKER FUEL EXPOSURE

         Our expenses are also significantly affected by fluctuations in price of bunker fuel oil used for propulsion, primarily in our ferry operations.

         We use fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the oil price. Contracts related to hedging of bunker fuels normally extend to 12 to 18 months but can be for terms of up to three years based on management's assessment of acceptable risk levels and future oil prices (see also Note 21 in our Consolidated Financial Statements included elsewhere in this Annual Report).

FINANCIAL TRADING ACITIVITIES

         We also from time to time buy and sell certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. We refer to such financial instruments that are not used in our program of interest rate and foreign currency risk management as 'trading' for purposes of this disclosure. All trading instruments are subject to market risk; that is, the risk that future changes in market conditions may make an instrument less valuable. We are a party to a variety of interest rate and foreign currency contracts in our trading activities.

         We recorded net gains from currency and interest rate trading activities of SEK 4 million and SEK 45 million for the financial years ended December 31, 2001 and 2002, respectively.

INTEREST RATE RISKS

         We use several types of financial instruments to seek to manage our interest rate risk such as interest rate swaps, futures, options and collars. The extent of our use of these financial instruments is determined by reference to the net exposure of our debt that is subject to interest rate risk and management's views regarding future interest rates. We use such financial instruments to seek to achieve a desired interest rate on our interest-bearing liabilities. For example, all of our interest rate swaps convert floating rate debt to a fixed rate of interest, and for those instruments changes in interest rates may affect the value of the interest rate swaps and also their cash requirements. However, interest expense in our income statement is recorded at the fixed interest rate swap agreement and, accordingly, is not affected by the change in interest rates.

         At the end of 2002, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest bearing debt consisted of approximately 60% floating rate borrowings and 40% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2002 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

EQUITY PRICE RISK

         At December 31, 2002, the fair value of our marketable securities and short-term investments (except restricted cash) amounted to SEK 720 million. The potential change in fair value resulting from a hypothetical 10 percent change of prices would be SEK 72 million. Movements in fair value of investments in shares will not, however, under Swedish GAAP result in any immediate change to our financial statements except when the fair value is less than the cost of acquisition. Gains are deferred until realized under Swedish GAAP.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.



                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

         Evaluation of Controls and Procedures. An evaluation of our disclosure controls and procedures was conducted within 90 days of the filing date of this Annual Report (the "Evaluation Date") under the supervision of our Chief Executive Officer and Chief Financial Officer.

         Limitations on Effectiveness of Controls. Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

         Effectiveness of Disclosure Controls. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date and subject to the limitations discussed above, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic filings under the Exchange Act.

         Changes in Internal Controls. Since the Evaluation Date, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.          [RESERVED]

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS

                  Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

         The following financial statements and schedules, together with the reports of KPMG thereon, are filed as part of this Annual Report.


                                                                                                   Page
                                                                                                   ----
Index to the Consolidated Financial Statements                                                     F-1

CONSOLIDATED FINANCIAL STATEMENTS - STENA AB

Report of independent accountants                                                                  F-2

Consolidated Income Statements for each of the years in the three-year                             F-3
period ended December 31, 2002

Consolidated Balance Sheets as of December 31, 2000, 2001 and 2002                                 F-4

Consolidated Statements of Cash Flows for each of the years in the three-year period ended         F-5
December 31, 2002

Notes to the Consolidated Financial Statements                                                     F-6

SCHEDULES TO STENA AB CONSOLIDATED FINANCIAL STATEMENTS

Independent accountant's report on Schedules                                                       S-1

Schedule II - Valuation and Qualifying Accounts                                                    S-2

Schedule III - Property and Accumulated Depreciation                                               S-3

         Other Schedules have been omitted because the required information is not applicable or is included in our Consolidated Financial Statements.

ITEM 19.          EXHIBITS

         The following exhibits are filed as part of this Annual Report.

Exhibit
Number
-------
1.1 Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-4 (file number 333-102110) filed with the Commission on December 20, 2002 (the "2002 Registration Statement")).*

2.1 Indenture dated as of November 27, 2002 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the Company's 9 5/8% Senior Notes due 2012 (filed as exhibit 4.1 to the 2002 Registration Statement)). *

2.2 Form of Indenture between the Registrant and The Chase Manhattan Bank, as trustee, relating to the Registrant's 8 3/4% Senior Notes due 2007 (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (file number 333-7486), filed with the Commission on September 15, 1997).*

4.1 Facility Agreement dated November 6, 2002 between Stena International B.V., as borrower, J.P. Morgan plc, Nordea Bank Sverige AB (publ) and Svenska Handelsbanken AB (publ) as Co-Arrangers, the banks and financial institutions listed therein, and the Company as guarantor (incorporated by reference to Exhibit 10.1 to the 2002 Registration Statement).*

4.2 Facility Agreement dated September 25, 2001 between Stena International B.V., as borrower, J.P. Morgan plc, Nordbanken AB (publ) and Svenska Handelsbanken AB (publ) as Co-Arrangers, the banks and financial institutions listed therein, and the Company, as guarantor (incorporated by reference to Exhibit 10.2 to the 2002 Registration Statement).*

4.3 Amendment No. 1 to the Facility Agreement dated November 6, 2002 between Stena International B.V., J.P. Morgan plc and Svenska Handelsbanken AB (publ) as Co-arrangers, the banks and financial institutions listed therein and the Company (publ), as guarantor (incorporated by reference to Exhibit 10.3 to the 2002 Registration Statement).*

8        List of Subsidiaries of the Company.**


10.1 Certification of Chief Executive Officer and Chief Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.**

-----------
*        Previously filed with the Commission and incorporated herein by reference.
**       Filed herewith.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



Date:  May 30, 2002                     STENA AB (publ)




                                        By: /s/ Dan Sten Olsson
                                            -------------------
                                            Name:  Dan Sten Olsson
                                            Title: Chief Executive Officer




                                        By: /s/ Svante Carlsson
                                            -------------------
                                            Name:  Svante Carlsson
                                            Title: Chief Financial Officer

                                 CERTIFICATIONS



I, Dan Sten Olsson, certify that:

         1. I have reviewed this annual report on Form 20-F of Stena AB (publ) (the "Registrant");

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

         4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

              a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

              a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

              b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

         6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

              Date:  May 30, 2003            /s/ Dan Sten Olsson
                                             -------------------
                                             Name:  Dan Sten Olsson
                                             Title: Chief Executive Officer

                                 CERTIFICATIONS

I, Svante Carlsson, certify that:

         1. I have reviewed this annual report on Form 20-F of Stena AB (publ) (the "Registrant");

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

         4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

              a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

              b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

              c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

              a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

              b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

         6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                 Date: May 30, 2003         /s/ Svante Carlsson
                                            ------------------------------
                                            Name:  Svante Carlsson
                                            Title: Chief Financial Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                      PAGE
                                                                                                                      ----
CONSOLIDATED FINANCIAL STATEMENTS - STENA AB (PUBL)

Report of independent accountants...................................................................................   F-2

Consolidated income statements for each of the years in the three-year period ended
   December 31, 2002................................................................................................   F-3

Consolidated balance sheets as of December 31, 2001 and 2002........................................................   F-4

Consolidated statements of cash flows for each of the years in the three-year period ended
   December 31, 2002................................................................................................   F-5

Notes to consolidated financial statements..........................................................................   F-6

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Stena AB (publ)

     We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Sweden and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with generally accepted accounting principles in Sweden.

     Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002 to the extent summarized in Note 24 to the consolidated financial statements.




                                               /s/ Thord Elmersson
Gothenburg, Sweden                             --------------------------------
April 25, 2003                                     Thord Elmersson
                                                   Authorized Public Accountant
                                                   KPMG Bohlins AB

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                              2000          2001         2002         2002
                                                                              ----          ----         ----         ----
                                                                               SEK           SEK          SEK            $
                                                                                   (IN MILLIONS)              (UNAUDITED-
                                                                                                                NOTE 1)
Revenues:
Ferry operations.....................................................          996         7,909        8,486        1,039
         Net gain (loss) on sale of vessels (Note 3).................           --           (16)          20            2
                                                                           -------       -------      -------      -------
         Total ferry operations......................................          996         7,893        8,506        1,041
Drilling.............................................................        1,466         1,702        2,079          255
Shipping: Operations.................................................        2,590         2,498        1,812          222
         Net gain on sale of vessels (Note 3)........................           80           171           28            3
                                                                           -------       -------      -------      -------
         Total shipping..............................................        2,670         2,669        1,840          225
Property:  Operations................................................          598           787          886          108
         Net gain on sale of properties (Note 3).....................            5            41          104           13
                                                                           -------       -------      -------      -------
         Total property..............................................          603           828          990          121
Other................................................................           25            12           10            1
                                                                           -------       -------      -------      -------
Total revenues.......................................................        5,760        13,104       13,425        1,643
                                                                           -------       -------      -------      -------

Direct operating expenses:
Ferry operations.....................................................       (1,027)       (6,223)      (6,264)        (767)
Drilling.............................................................         (499)         (544)        (949)        (116)
Shipping.............................................................       (1,407)       (1,748)      (1,451)        (177)
Property.............................................................         (235)         (299)        (356)         (44)
Other................................................................           (9)          (15)          --           --
                                                                           -------       -------      -------      -------
Total direct operating expenses......................................       (3,177)       (8,829)      (9,020)      (1,104)
                                                                           -------       -------      -------      -------

Selling and administrative expenses..................................         (510)       (1,421)      (1,468)        (180)
Non-recurring items..................................................          144            18           --           --
Depreciation and amortization (Note 4)...............................       (1,064)       (1,605)      (1,764)        (216)
                                                                           -------       -------      -------      -------

Total operating expenses.............................................       (4,607)      (11,837)     (12,252)      (1,500)
                                                                           -------       -------      -------      -------

Income from operations (Note 4)......................................        1,153         1,267        1,173          143
                                                                           -------       -------      -------      -------

Share of affiliated companies' results (Note 9)......................         (864)          131           51            6
Gain on sale of affiliated company (Note 9)..........................        3,174            --          601           74

Financial income and expense:
Dividends received...................................................            5             5           15            2
Gain (loss) on securities, net (Notes 10 and 13).....................          178           107          (77)         (10)
Interest income......................................................          206           120          212           26
Interest expense.....................................................         (649)         (913)      (1,036)        (127)
Foreign exchange gains (losses), net (Note 5)........................          122           (74)          29            4
Other financial income (expense), net (Note 6).......................          (71)          158           32            4
                                                                           -------       -------      -------      -------

Total financial income and expense...................................         (209)         (597)        (825)        (101)
                                                                           -------       -------      -------      -------

Minority interest ...................................................          123             4            1           --
                                                                           -------       -------      -------      -------

Income before taxes..................................................        3,377           805        1,001          122

Income taxes (Note 7)................................................         (280)          605           30            4
                                                                           -------       -------      -------      -------

Net income...........................................................        3,097         1,410        1,031          126
                                                                           =======       =======      =======      =======


The accompanying notes form an integral part of these Consolidated Financial Statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002

                                                                                             2001           2002         2002
                                                                                             -----          ----         ----
                                                                                               SEK           SEK            $
                                                                                                   (IN MILLIONS)  (UNAUDITED
                                                                                                                   NOTE 1)
                                                                          ASSETS
Noncurrent assets:
   Intangible assets................................................................            17            14            2
Tangible fixed assets:
   Property, vessels and equipment (Note 8).........................................        25,461        23,068        2,823
Financial fixed assets:
   Investments in affiliated companies (Note 9).....................................         2,184            --           --
   Marketable securities (Note 10)..................................................         1,077         1,076          132
   Other noncurrent assets (Note 11)................................................           640           732           90
                                                                                            ------        ------        -----
Total noncurrent assets.............................................................        29,379        24,890        3,047
                                                                                            ------        ------        -----
Current assets:
   Inventories......................................................................           256           240           29
   Receivables (Note 12)............................................................         1,923         2,226          272
   Prepaid expenses and accrued income..............................................           946           885          108
   Short-term investments (Note 13).................................................           376           323           40
   Cash and cash equivalents (Note 14)..............................................         2,182         2,100          257
                                                                                             -----         -----        -----
Total current assets................................................................         5,683         5,774          706
                                                                                             -----         -----        -----

Total assets........................................................................        35,062        30,664        3,753
                                                                                            ======        ======        =====

                                            STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity: (Note 15)
   Capital stock....................................................................             5             5            1
   Reserves.........................................................................        11,105        11,584        1,418
                                                                                            ------        ------        -----
Total stockholders' equity..........................................................        11,110        11,589        1,419
                                                                                            ------        ------        -----

Provisions: (Note 16)
   Deferred income taxes............................................................           724           590           72
   Other ...........................................................................           706           303           37
                                                                                            ------        ------        -----
Total provisions....................................................................         1,430           893          109
                                                                                            ------        ------        -----
Noncurrent liabilities:
Long-term debt: (Note 17)
   Property.........................................................................         4,644         4,667          571
   Other............................................................................         7,951         5,149          661
   Senior Notes ....................................................................         3,188         4,157          478
Capitalized lease obligations (Note 18).............................................           467           499           61
Other noncurrent liabilities........................................................           172           120           15
                                                                                            ------        ------        -----
Total noncurrent liabilities........................................................        16,422        14,592        1,786
                                                                                            ------        ------        -----
Current liabilities:
Short-term debt: (Note 19)
   Property.........................................................................            60            32            4
   Other............................................................................         2,651           231           28
Capitalized lease obligations (Note 18).............................................            67            21            3
Trade accounts payable..............................................................           423           569           69
Accrued costs and prepaid income....................................................         1,811         1,724          211
Income tax payable..................................................................           184            80           10
Other current liabilities...........................................................           904           933          114
                                                                                            ------        ------        -----
Total current liabilities...........................................................         6,100         3,590          439
                                                                                            ------        ------        -----

Total stockholders' equity and liabilities..........................................        35,062        30,664        3,753
                                                                                            ======        ======        =====

The accompanying notes form an integral part of these Consolidated Financial Statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                                2000         2001          2002          2002
                                                                                ----         ----          ----          ----
                                                                                 SEK          SEK           SEK          $
                                                                                                  (IN MILLIONS)  (UNAUDITED-
                                                                                                                   NOTE 1)
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...........................................................          3,097        1,410         1,031           126
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization........................................            974        1,506         1,764           216
Share of affiliated companies' results...............................            864         (131)          (51)           (6)
(Gain) on sale of affiliated company.................................         (3,174)          --          (601)          (74)
(Gain)/loss on sale of subsidiary....................................             --            5            --            --
(Gain)/loss on sale of property, vessels and equipment (Note 3)......            (83)        (194)         (151)          (18)
(Gain)/loss on securities, net.......................................           (178)        (107)           77            10
Unrealized foreign exchange (gains)/losses...........................            397           56           412            50
Deferred income taxes................................................            250         (679)          (59)           (7)
Minority interests...................................................           (123)          (4)           (1)           --
Other non cash items.................................................           (177)        (293)           (2)           --
Net cash flows from trading securities...............................           (227)        (227)           42             5
Changes in assets and liabilities, net of effects of
   dispositions of businesses:
Receivables..........................................................           (276)        (425)         (274)          (34)
Prepaid expenses and accrued income..................................            (62)          16            48             6
Inventories..........................................................             (8)          24            11             1
Trade accounts payable...............................................            (34)         255           154            19
Accrued costs and prepaid income.....................................             89         (302)         (288)          (35)
Income tax payable...................................................             16           46          (102)          (13)
Other current liabilities............................................             65           70           133            16
                                                                              ------       ------        ------         -----
Net cash provided by operating activities............................          1,410        1,026         2,143           262
                                                                              ------       ------        ------         -----
NET CASH FLOWS FROM INVESTING ACTIVITIES:
Cash proceeds from sale of property, vessels and equipment (Note 3)..            388          746           986           121
Capital expenditure on property, vessels and equipment (Note 4)......         (3,266)      (3,875)       (2,359)         (289)
Purchase of subsidiary net of cash acquired..........................            629         (212)           --            --
Proceeds from sale of subsidiary.....................................             --          499            --            --
Proceeds from sale of affiliated company.............................          5,449           --         2,711           332
Proceeds from sale of securities.....................................            553          948           557            68
Purchase of securities...............................................           (732)        (675)         (735)          (90)
Increase of noncurrent assets........................................           (296)        (100)          (39)           (5)
Decrease of noncurrent assets........................................             57          695            22             3
Other investing activities...........................................             39          (24)         (207)          (25)
                                                                              ------       ------        ------         -----
Net cash (used in)/provided by investing activities..................          2,821       (1,998)          936           115
                                                                              ------       ------        ------         -----
NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt.......................................          2,698        3,455         3,062           375
Principal payments on debt...........................................         (5,059)      (5,153)       (4,790)         (586)
Net change in borrowings on line-of-credit agreements................         (1,084)       3,555        (1,289)         (158)
Proceeds from new capitalized lease obligations......................             --           --           343            42
Principal payments on capitalized lease obligations..................            (54)         (57)         (301)          (37)
Net change in restricted cash accounts...............................            (12)         133           (10)           (1)
Other financing activities...........................................            160           81          (179)          (22)
                                                                              ------       ------       -------         -----
Net cash provided by/(used in) financing activities..................         (3,351)       2,014        (3,164)         (387)
                                                                              ------       ------       -------         -----
Effect of exchange rate changes on cash and cash equivalents.........             (7)          18             3            --
                                                                                  --           --             -            --

Net change in cash and cash equivalents..............................            873        1,060           (82)          (10)

Cash and cash equivalents at beginning of year.......................            249        1,122          2,182          267
                                                                              ------       ------        -------        -----
Cash and cash equivalents at end of year.............................          1,122        2,182          2,100          257
                                                                              ======       ======        =======        =====

The accompanying notes form an integral part of these Consolidated Financial Statements.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

        The accompanying consolidated financial statements present the financial position and results of operations of Stena AB (publ) ("Stena AB") and consolidated subsidiaries (the "Company") and have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). These accounting principles differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). See Note 24 for a discussion of the principal differences between Swedish GAAP and US GAAP that affect the Company's consolidated net income and stockholders' equity.

        Solely for the convenience of the reader, the 2002 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the April 30, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 8.1700.

    Basis of consolidation

        The consolidated financial statements include Stena AB and all companies in which Stena AB has a majority of the voting control. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method. Any resulting negative goodwill is amortized according to a plan, established in connection with the acquisition, normally over a one to four year period to offset trading losses and restructuring costs anticipated on acquisition.

    New accounting principle

        The Company changed its accounting policy under Swedish GAAP for dry-docking costs for vessels other than ferries as of January 1, 2002 due to a new accounting standard issued in Sweden. The method now used capitalizes dry-docking costs as incurred and amortizes such costs as depreciation and amortization expense over the period to the next scheduled dry-docking. Previously, dry-docking costs were accrued in advance and recorded as direct operating expenses. The income statement for the years ended December 31, 2000 and 2001 have been restated to reflect the adoption of this new accounting principle. Accordingly, dry-docking costs of SEK 90 million and SEK 99 million, respectively, are classified as depreciation and amortization expense instead of as direct operating expenses. Dry-docking costs for ferries are still capitalized as prepaid expenses and amortized as direct operating expenses due to its annual nature.

    Investment in affiliated companies

        The equity method of accounting is used in companies in which the Company owns between 20% and 50% of the voting shares and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these affiliated companies' results in the consolidated income statement. Dividends received are recorded as a reduction of the carrying value.

    Estimates and Concentrations

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply of vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company's ferry operations are highly seasonal. Each of the aforementioned factors are important considerations associated with the Company's determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


    Revenue recognition

        The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized in the period services are rendered at the rates established in the charter contracts.

        Revenues from the Company's ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered.

        Rental income from the Company's real estate operations is derived from operating leases and is recognized on a straight line basis over the life of the leases.

    Sale of vessels and properties

        Net gain (loss) on sale of vessels and properties are included as a component of revenues. Vessel and property sales are recorded when title to the asset and risk of loss has passed to the buyer and consideration has been exchanged. Assets sold but not yet delivered are shown at net book value and are classified as current assets if financed by short-term borrowings.

    Depreciation and amortization

        Property, vessels and equipment are depreciated over their total estimated useful lives as follows:

Vessels: Drilling rigs                   10-15 years
         Crude oil tankers               15 years
         RoRo vessels                    15 years
         RoPax vessels                   20 years
         HSS vessels                     20 years
         Ferries                         25 years
Equipment                                3-5 years
Buildings for own use                    50 years

         Intangible assets are amortized over 5 years. Properties being part of the Company' s real estate operations are depreciated at 1% annually based upon acquisition values.

    Impairment of long-lived assets

         The Company reviews long-lived assets used in its business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company uses appraisals carried out by independent international vessel brokers and discounted cash flows as its primary indicators of potential impairment. An impaired asset is written down to its estimated fair value if the decline in value is deemed to be permanent.

    Foreign exchange

        Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Differences arising on the translation of foreign currency borrowings that are designated as a hedge of a net investment in a foreign subsidiary are taken directly to stockholders' equity to match the corresponding exchange difference on the translation of the related net investment in the foreign subsidiary.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


    Financial instruments

       In order to qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated as and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. Unrealized gains are deferred and recognized only when realized while unrealized losses are recorded in the income statement.

       It is the Company's policy that terms and contractual maturities of financial instruments that are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

       Realized gains and losses that result from the early termination of financial instruments are deferred and are included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any related financial instrument is then marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on sale or settlement of the underlying item.

       Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense over the terms of the agreement.

    Foreign exchange risk management

       Forward exchange contracts - Assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year-end exchange rates unless related or matching forward foreign exchange contracts that are designated as a hedge have been entered into in which case the rate specified in the contract is used.

       Options - Unrealized gains or losses on options, including premiums paid or received, that are used to hedge anticipated foreign currency transactions are deferred and are recognized as an adjustment of such transaction when it actually occurs.

       Currency swaps - The Company enters into currency swaps in order to reduce its exposure in a foreign currency, to lower its funding costs or to diversify sources of funding. Interest expense on the debt is adjusted to include the payments made or received under the swap agreement.

        Gains and losses on forward exchange contracts that are designated as and are effective as a hedge of a firm commitment, primarily future cash flows from charter vessel contracts, are deferred and recognized in the income statement in the same period the hedged cash flows are received. Realized gains and losses on forward exchange contracts and purchased foreign currency options are recognized in the income statement in the period such items are closed or settled.

    Interest rate risk management

       Interest rate futures - The difference between the rate specified in an interest rate future contract that is designated as a hedge of an underlying debt obligation and the contractual rate on such debt is recorded as an adjustment of interest expense.

        Interest rate swaps - The interest receivable and interest payable under the terms of interest rate swaps are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation. The Company accounts for the amounts due from or payable to the counterparties of interest rate swaps on an accrual basis at each reporting date based on amounts computed by reference to the respective interest rate swap contract. Generally, the maturity dates of the hedged debt extends beyond the contractual term of the interest rate swaps contracts. Accrual accounting is used over the contractual life of interest rate swaps that are used in connection with the Company's overall program of interest rate management as long as the swaps are considered effective in managing the Company's interest rate risk.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        Interest rate collars and caps - Gains or losses from these interest rate financial instruments are recorded as interest expense in the period that the contracts are closed or expire. Realized gains and losses that occur from the early termination or expiration of contracts are deferred and amortized to interest expense over the terms of the agreements.

       Options - The difference between the rate specified in an option that is designated as a hedge of an underlying debt obligation and the contractual rate on such debt is recorded as an adjustment of interest expense.

    Cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Receivables

        Receivables are recorded at their expected net realizable value.

    Inventories

        Inventories are carried at the lower of cost (FIFO) or market value.

    Property, Vessels and Equipment

        Property, vessels and equipment are recorded at cost less accumulated depreciation. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to its annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

        Interest is capitalized for large-scale assets constructed for the Company's use based on the expenditures incurred during the construction period using the Company's current available rate of borrowing for the applicable project. Capitalized interest on such assets is then depreciated over the estimated useful lives of the respective assets.

        When the Company enters into a lease or other similar arrangement which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. The leased asset is classified in the balance sheet as vessels and equipment and is depreciated over its estimated useful life and the present value of the future minimum lease payments is recorded as a capital lease obligation. Rent payments are apportioned between the interest element which is charged to operations, and a capital element that is recorded as a reduction of the capital lease obligation.

    Investments

        Investments in current marketable securities held for trading purposes and noncurrent marketable securities that are held for purposes other than trading are recorded at the lower of cost or market. Net unrealized gains on a portfolio of investments are not recognized and net unrealized losses are recognized in the income statement as part of gain (loss) on securities.

    Deferred taxes

        Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

        Tax legislation in Sweden offers companies the opportunity to defer their current tax liability by making tax deductible allocations to untaxed reserves. The deferred tax on these reserves is classified as a long term liability while the remaining portion is included within restricted reserves in stockholders' equity.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 2  STRATEGIC INVESTMENTS

           The Company and two related companies, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall"), represent the three primary holding companies which are wholly owned by the Sten Allan Olsson family in Sweden. Collectively these companies are referred to as the "Stena Sphere". Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange.

         Stena Line

         From 1988 to 2000 the Company had a 45.66% equity interest and a 49.96% voting interest in Stena Line, an international passenger and freight ferry service operator. The remaining shares of Stena Line were acquired in late 2000 and early 2001 to reach a total 98.41% equity interest. Having reached more than a 90% equity interest, the remaining outstanding shares will be acquired through a normal legal procedure. Stena Line is consolidated as a subsidiary as of October 31, 2000. In September 2001, the legal ownership of Stena Line was reorganized internally, whereby a new holding company, Stena Line Holding BV, was set up as a fully owned subsidiary of Stena International BV, a subsidiary of Stena AB.

         P&O Stena Line

         In March 1998, Stena Line and P&O combined their English Channel routes, which include the Dover-Calais route, the largest ferry route in Europe in terms of passenger traffic, to form P&O Stena Line ("P&OSL"). Stena Line had a 40% equity interest in P&OSL and Stena Line and P&O each had 50% of the voting interests. Following the consolidation of Stena Line into the Stena AB group, P&OSL is an affiliated company in the Stena AB group. On August 13, 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O. Accordingly, Share of affiliated companies' results includes the Company's 40% share of the results of P&OSL through July 31, 2002.


NOTE 3  SALE OF PROPERTY, VESSELS AND EQUIPMENT


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                  2000            2001             2002
                                                                                  ----            ----             ----
                                                                                            (SEK IN MILLIONS)
Property     Cash proceeds from sale of property.............................       15             180              333
             Net book value of property sold.................................      (10)           (139)            (229)
                                                                                  ----           -----            -----
             Net gain on sale of property....................................        5              41              104
                                                                                     -              --              ---

Vessels      Cash proceeds from sale of vessels..............................      373             565              648
             Net book value of vessels sold..................................     (293)           (410)            (600)
                                                                                 -----           -----            -----
             Net gain on sale of vessels.....................................       80             155               48
                                                                                 -----           -----            -----

Equipment    Cash proceeds from sale of equipment............................       --               1                5
             Net book value of equipment sold................................      (2)              (3)              (6)
                                                                                 -----           -----            -----
             Net gain (loss) on sale of equipment............................      (2)              (2)              (1)
                                                                                 -----           -----            -----

Total        Cash proceeds from sale of property, vessels and equipment .....         388             746              986
             Net book value of assets sold...................................     (305)           (552)            (835)
                                                                                 -----           -----            -----
             Total gain......................................................       83             194              151
                                                                                 =====           =====            =====

        Net gain (loss) on sale of equipment is included in operating expenses.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 4  SEGMENT INFORMATION

        The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping and property. Ferry operations are performed through Stena Line in the Scandinavia, North Sea and Irish Sea areas and through Scandlines in the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. Property relates to investments in residential and commercial real estate, principally in Sweden and The Netherlands. Other business activities include financial activities and non-allocated central administration costs. The primary measure of profitability for these segments is income from operations. The Company's shipping operations in 2000 include revenues of SEK 394 million earned from Stena Line prior to its consolidation from October 31, 2000. There are no other significant transactions between the operating segments.


                                                                                               YEAR ENDED DECEMBER 31,
Income from operations by segment:                                                      2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                 (SEK IN MILLIONS)
Ferry operations..........................................................              (132)            (43)             483
             Net gain (loss) on sale of vessels...........................                --             (16)              20
                                                                                          --            ----               --
               Total ferry operations.....................................              (132)            (59)             503
Drilling..................................................................               392             468              278
Shipping:    Roll-on/Roll-off vessels.....................................               247               5              (13)
             Crude oil tankers............................................               375             357               (7)
             Other shipping...............................................               (10)            (11)             (10)
             Net gain on sale of vessels..................................                80             171               28
                                                                                          --             ---               --
               Total shipping.............................................               692             522               (2)
Property:    Operations...................................................               279             373              397
             Net gain on sale of properties...............................                 5              41              104
                                                                                           -              --              ---
               Total property.............................................               284             414              501
Other.....................................................................               (83)            (78)            (107)
                                                                                       -----           -----           ------

Income from operations....................................................             1,153           1,267            1,173
                                                                                       =====           =====            =====


                                                                                              YEAR ENDED DECEMBER 31,
 Depreciation and amortization by segment:                                              2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                (SEK IN MILLIONS)
Ferry operations..........................................................                90             772              801
Drilling..................................................................               509             586              747
Shipping:    Roll-on/Roll-off vessels.....................................               354             141              124
             Crude oil tankers............................................                55              39               20
             Other shipping...............................................                 4               5                5
                                                                                       -----           -----            -----
               Total shipping.............................................               413             185              149
Property..................................................................                39              54               62
Other.....................................................................                13               8                5
                                                                                       -----           -----            -----

Total.....................................................................             1,064           1,605            1,764
                                                                                       =====           =====            =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        Depreciation and amortization expense consists of the following components:

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                        2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                 (SEK IN MILLIONS)
Property..................................................................                58             120              148
Vessels...................................................................               945           1,437            1,564
Equipment.................................................................                54              42               49
                                                                                       -----           -----            -----
Total property, vessels and equipment.....................................             1,057           1,599            1,761

Intangible assets.........................................................                 7               6                3
                                                                                       -----           -----            -----

Total.....................................................................             1,064           1,605            1,764
                                                                                       =====           =====            =====

        Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 110 million, SEK 151 million, and SEK 140 million for the years ended December 31, 2000, 2001, and 2002, respectively.


                                                                                               YEAR ENDED DECEMBER 31,
 Capital expenditure by segment:                                                        2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                 (SEK IN MILLIONS)
Ferry operations..........................................................                54             371              891
Drilling..................................................................               959           1,966              196
Shipping:    Roll-on/Roll-off vessels.....................................               640             163              341
             Crude oil tankers............................................                23              48              400
             Other shipping...............................................                31               7                7
                                                                                       -----          ------            -----
               Total shipping.............................................               694             218              748
Property..................................................................             1,556           1,317              519
Other.....................................................................                 3               3                5
                                                                                       -----          ------            -----

Total.....................................................................             3,266           3,875            2,359
                                                                                       =====           =====            =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


Geographic information:

        The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and include, up to October 31, 2000, revenues earned from transactions with Stena Line. The other shipping operations are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The Company's drilling operations are conducted in Europe (North Sea), Asia Pacific and Brazil, while the Company's property operations are conducted primarily in Sweden and The Netherlands.


 Revenues:

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                            2000         2001            2002
                                                                                            ----         ----            ----
                                                                                                  (SEK IN MILLIONS)
Scandinavia.....................................................................           1,068        6,198           7,008
Europe, other...................................................................           1,177        3,191           3,530
Other markets...................................................................             844        1,046           1,047
Revenues from Stena Line (before consolidation).................................             394           --              --
Shipping (other than from Stena Line)...........................................           2,277        2,669           1,840
                                                                                           -----        -----           -----

Total...........................................................................           5,760       13,104          13,425
                                                                                           =====       ======          ======


 Identifiable assets:

                                                                                                           AS OF DECEMBER 31,
                                                                                                         2001            2002
                                                                                                         ----            ----
                                                                                                          (SEK IN MILLIONS)
Scandinavia........................................................................                    13,524          12,571
Europe, other......................................................................                    12,902          12,436
Other markets......................................................................                     4,574           3,549
Shipping operations................................................................                     1,878           2,108
Investment in affiliated companies.................................................                     2,184              --
                                                                                                       ------          ------

Total..............................................................................                    35,062          30,664
                                                                                                       ======          ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 5  FOREIGN EXCHANGE GAINS (LOSSES)

        Foreign exchange gains (losses) consist of (i) gains and losses incurred in connection with the Company's foreign currency trading activities (see Note
21) and (ii) gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                        2000             2001             2002
                                                                                        ----             ----             ----
                                                                                                (SEK IN MILLIONS)
Currency trading activities, net..........................................                 7               4               45
Translation differences...................................................               115             (78)             (16)
                                                                                         ---            ----             ----

Total                                                                                    122             (74)              29
                                                                                         ===            ====               ==



NOTE 6  OTHER FINANCIAL INCOME (EXPENSE)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                       2000             2001               2002
                                                                                       ----             ----               ----
                                                                                                (SEK IN MILLIONS)
Release of reserve for ferry operations...................................                --             277               174
Amortization of deferred financing costs..................................               (27)            (36)              (90)
Bank charges..............................................................               (11)            (23)              (20)
Other items...............................................................               (33)            (60)              (32)
                                                                                        ----            ----              ----

Total                                                                                    (71)            158                32
                                                                                        ====            ====              ====

        The reserve for ferry operations relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. See also Note 16. This excess value is released between 2001 to 2004 according to a plan determined at the end of 2000.

        Deferred financing costs include financing costs for the issue of the Senior Notes in 1995, 1997 and 2002, the Revolving Credit Facilities in 1995, 2001 and 2002 and the 1999 Stena Tay private placement. All of these costs are amortized over the life of the borrowings. In connection with the refinancing in late 2002, costs for the 1995 senior notes as acquired in 2002 were amortized together with remaining costs for the 1995 revolving credit facility and the Stena Tay private placement. See Note 11.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 7  INCOME TAXES

        Income before taxes was distributed geographically as follows:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                        2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                (SEK IN MILLIONS)
Sweden....................................................................              (218)           (570)             233
Rest of the world.........................................................             1,285           1,244              116
Share of affiliated companies' results....................................              (864)            131               51
Gain on sale of affiliated company........................................             3,174              --              601
                                                                                       -----             ---            -----
Total.....................................................................             3,377             805            1,001
                                                                                       =====             ===            =====

        Income tax (expense) benefit consists of the following:

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                        2000            2001             2002
                                                                                        ----            ----             ----
                                                                                                 (SEK IN MILLIONS)
Current:
Sweden....................................................................               (8)             (8)              (5)
Rest of the world.........................................................              (22)            (66)             (24)
                                                                                        ----            ----             ----
                                                                                        (30)            (74)             (29)
Deferred:
Sweden....................................................................             (104)            578              (55)
Rest of the world.........................................................             (146)            101              114
                                                                                       -----            ---              ---
                                                                                       (250)            679               59

Total.....................................................................             (280)            605               30
                                                                                       =====            ===               ==

        The deferred taxes in 2001 include SEK 332 million in tax losses crystallized in Sweden in connection with the reorganization of Stena Line into the Stena AB group and SEK 308 million of tax losses related to the 2001 operations of Stena Line, which could be utilised by other Swedish companies.

        The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                        2000            2001             2002
                                                                                        ----            ----             ----
Statutory income tax rate.................................................                28%            28%              28%
Differences in foreign tax rates..........................................                 3            (31)               1
Taxes related to previous years...........................................                --             (7)             (14)
Losses not currently utilized.............................................                 1              --               4
Expenses not deductible...................................................                 6               1               4
Nontaxable gains on sale of affiliated company............................               (31)             --             (14)
Nontaxable income.........................................................                (1)             --              (7)
Utilization of tax loss carryforwards.....................................                --            (61)
Share of affiliated companies' results....................................                 2             (5)              (3)
Other.....................................................................                --              --              (2)
                                                                                          --              --              ---

Effective income tax rate.................................................                 8%           (75)%             (3)%
                                                                                          ==           =====             ====

        Differences in foreign tax rates in 2001 relate to income in countries with low tax rates and losses in countries with higher tax rates. The utilization of further tax loss carryforwards in 2001 relate to Stena Line as above.

        Taxes related to previous years include recognized accrued interest in the United Kingdom, where interest is tax deductible only when paid.

        Details of the deferred tax balances and the principal sources of temporary differences are provided in Note 16.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 8  PROPERTY, VESSELS AND EQUIPMENT

                                                  ACQUISITION COST   ACCUMULATED DEPRECIATION            NET BOOK VALUE
                                                AS OF DECEMBER 31,         AS OF DECEMBER 31,        AS OF DECEMBER 31,
                                                ------------------         ------------------        ------------------
                                                 2001         2002          2001         2002         2001         2002
                                                 ----         ----          ----         ----         ----         ----
                                                                       (SEK IN MILLIONS)
Property...............................         8,152        8,246           327          425        7,825        7,821
Vessels................................        21,342       18,879         4,764        5,074       16,578       13,805
Construction in progress...............           756          961            --           --          756          961
Equipment..............................           519          575           130           94          389          481
                                               ------       ------         -----        -----       ------       ------

Total..................................        30,769       28,661         5,221        5,593       25,548       23,068
                                               ======       ======         =====        =====       ======       ======

Less assets held for sale:
Property...............................            21           --             1           --           20           --
Vessels................................            75           --             8           --           67           --
                                               ------       ------         -----        -----       ------       ------

Total..................................        30,673       28,661         5,212        5,593       25,461       23,068
                                               ======       ======         =====        =====       ======       ======

        Assets held for sale relate to assets sold in 2001, but only delivered early 2002 and therefore included as current assets (receivables). See Note 12. Gain on sale of these assets is recorded in 2002.

        The Company has agreed to acquire two RoRo vessels and two RoPax vessels, which are currently under construction at shipyards in China and Korea, respectively. In 2002, the Company acquired a RoRo vessel under construction from an Italian shipyard, which is to be completed in Croatia. Deliveries of all of these vessels are planned for 2003. The Company has also 75% interest in two Panamax tankers, which are currently under construction at a shipyard in China, for delivery in 2004. Yard payments of SEK 553 million, interest costs of SEK 58 million and other capitalized items of SEK 350 million are included in "Construction in progress" at December 31, 2002. The amount of interest capitalized on construction in progress was SEK 184 million, SEK 198 million and SEK 26 million for the years ended December 31, 2000, 2001 and 2002, respectively.

        The movements during the year ended December 31, 2002 are as follows:

                                                          PROPERTY      VESSELS   CONSTRUCTION     EQUIPMENT     TOTAL
                                                                                   IN PROGRESS
                                                                            (SEK IN MILLIONS)
Acquisition cost as of beginning of year
                                                             8,131        21,267           756         519       30,673
Additions..............................                        556           522         1,111         170        2,359
Disposals..............................                       (243)       (1,224)           --         (35)      (1,502)
Transfers/Dividend (Note 15)...........                         (2)          686          (693)          7           (2)
Translation differences................                       (196)       (2,372)         (213)        (86)      (2,867)
                                                             -----       -------         -----        ----      -------

Acquisition cost as of end of year.....                      8,246        18,879           961         575       28,661
                                                             =====        ======          ====        ====       ======

Accumulated depreciation as of
beginning of year......................                        326         4,756            --         130        5,212
Disposals..............................                        (14)         (624)           --         (29)        (667)
Translation differences................                        (35)         (759)           --         (56)        (850)
Reclassification (Note 16).............                         --           137            --          --          137
Current year depreciation..............                        148         1,564            --          49        1,761
                                                               ---         -----            --          --        -----
Accumulated depreciation as of end of
year...................................                        425         5,074            --          94        5,593
                                                             =====        ======          ====        ====       ======

Net book value as of beginning of year.                      7,805        16,511           756         389       25,461
                                                             =====        ======           ===         ===       ======
Net book value as of end of year.......                      7,821        13,805           961         481       23,068
                                                             =====        ======           ===         ===       ======

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 9  AFFILIATED COMPANIES

        Investments in affiliated companies are accounted for under the equity method whereby the Company records its share of the results of operations and eliminates dividends received and inter-company profits on vessels sold.

        The total share of affiliated companies'  results is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                2000            2001                2002
                                                                                ----            ----                ----
                                                                                          (SEK IN MILLIONS)
Stena Line..........................................................               (885)            --                --
Coflexip............................................................                 66             --                --
P&O Stena Line......................................................                (45)           131                51
                                                                                   ----            ---                --

Total...............................................................               (864)           131                51
                                                                                  =====            ===                ==

        The Stena Line results for 2000 include SEK (140) million relating to the Company' s share of results for the period from January 1, 2000 to October 31, 2000 and SEK (745) million representing an impairment charge on the Company's investment in Stena Line.

       These results have been calculated as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                2000            2001                2002
                                                                                ----            ----                ----
                                                                                          (SEK IN MILLIONS)
Stena Line:
Net income (loss)...................................................              (328)             --                --

Company share.......................................................              (150)             --                --
Intercompany profit adjustment......................................                10              --                --
                                                                                    --              --                --
Net.................................................................              (140)             --                --
                                                                                  =====             ==                ==

Coflexip:
Net income..........................................................               233              --                --

Company share.......................................................                70              --                --
Amortization of goodwill............................................                (4)             --                --
                                                                                   ---              --                --
Net.................................................................                66              --                --
                                                                                    ==              ==                ==

P&O Stena Line:
Net income (loss), total............................................               (67)            461               205

Company share before restructuring..................................               129             184                82
Share of restructuring..............................................              (166)             --                --
Amortization of goodwill............................................                (8)            (53)              (31)
                                                                                    ---           ----              ----
Net.................................................................               (45)            131                51
                                                                                   ====            ===                ==

        The net loss for Stena Line for 2000 relates to the results for the ten-month period ended October 31, 2000, prior to its consolidation as a subsidiary.

        The net loss for P&O Stena Line for 2000 relates to the Company' s share of the results for the two-month period ended December 31, 2000. The net income for P&O Stena Line for 2002 relates to the results for the period ended July 31, 2002.

        Gain on sale of affiliated company in 2000 refers to the sale of Coflexip and in 2002 to the sale of P&O Stena Line.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

        Investment in affiliated companies consists of investments in securities as follows:

                                                                            AS OF DECEMBER 31,
                                                              2001                                      2002
                                                              ----                                     ------
                                                 SHARES      % HELD   BOOK                 SHARES      % HELD   BOOK
                                                 ------      ------   VALUE                ------      ------   VALUE
                                                                      -----                                     -----
                                                                   (SEK IN MILLIONS, EXCEPT SHARE DATA)
Shares:
   P&O Stena Line..........................      5,625,000     40     1,720                 --            --      --
                                                                      -----                                       --

Debentures:
   P&O Stena Line..........................                             464                                       --
                                                                        ---                                       --

Total investment in affiliated companies                              2,184                                       --
                                                                      =====                                       ==


        The movements in Investments in affiliated companies for the year ended December 31, 2002 are as follows:

                                                                               SHARES      DEBENTURES            TOTAL
                                                                                      (SEK IN MILLIONS)          -----
Investment as of beginning of year....................                          1,720        464                 2,184
Share of affiliated companies' results................                             51         --                    51
Exchange differences..................................                           (94)        (31)                 (125)
Disposal..............................................                        (1,677)       (433)               (2,110)
                                                                              -------       -----              -------

Investment as of end of year..........................                             --         --                    --
                                                                                   ==         ==                    ==

NOTE 10  MARKETABLE SECURITIES

        The carrying value of investments in marketable securities classified as noncurrent consist of the following:

                                                                                 AS OF DECEMBER 31,
                                                                       2001                          2002
                                                                       ----                          ----
                                                            BOOK VALUE     FAIR VALUE      BOOK VALUE     FAIR VALUE
                                                            ----------     ----------      ----------     ----------
                                                                                   (SEK IN MILLIONS)
Floating rate notes (FRNs) and bonds..................             598            598             655            652
Strategic equity shares...............................             291            383             421            471
Other equity shares...................................             188            189              --             --
                                                                   ---            ---              --             --

Total.................................................           1,077          1,170           1,076          1,123
                                                                 =====          =====           =====          =====

    All noncurrent marketable securities are considered by management to be available for sale. Gains and losses realized from the sale of investments are determined by reference to the carrying value of the specific security sold.

Information regarding sales of marketable securities is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 2000            2001           2002
                                                                                 ----            ----           ----
                                                                                             (SEK IN MILLIONS)
Proceeds..............................................................            553             948            558
                                                                                  ===             ===            ===

Gross gains...........................................................            247             265             38
Gross losses..........................................................            (58)           (142)          (105)
                                                                                 ----           -----          -----

Total ................................................................            189             123            (67)
                                                                                  ===             ===           ====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002



    The movements in marketable securities for the year ended December 31, 2002 are as follows:

                                                        FRNS AND BONDS      STRATEGIC           OTHER          TOTAL
                                                        --------------      ---------           -----          ------
                                                                        EQUITY SHARES   EQUITY SHARES
                                                                        -------------   -------------
                                                                                   (SEK IN MILLIONS)
Investment as of beginning of year....................             598            291             188          1,077

Additions.............................................             517            218              --            735
Disposals.............................................            (306)           (92)           (188)          (586)
Revaluations..........................................             (63)            (2)             --            (65)
Revaluations, reversed................................              --             35              --             35
Exchange differences..................................             (91)           (29)             --           (120)
                                                                  ----           ----              --          -----

Investment as of end of year..........................             655            421              --          1,076
                                                                   ===            ===              ==          =====

    Investments in marketable securities are recorded at the lower of cost or market. Net unrealized gains on a portfolio of investments are not recognized and net unrealized losses are recognized in the income statement as part of gain
(loss) on securities and included above under Revaluations.


NOTE 11  OTHER NONCURRENT ASSETS

                                          DEFERRED TAX ASSETS    RECEIVABLES     SHARES      DEFERRED COSTS     TOTAL
                                                                           (SEK IN MILLIONS)
As of beginning of year..............               88             211            264              77            640

Additions............................               --              59            205             106            370
Movements/Disposals..................              (61)           (110)            --              32           (139)
Amortization.........................               --              --             --             (90)           (90)
Revaluations.........................               --              --             (1)             --             (1)
Exchange differences.................               --              (7)           (39)             (2)           (48)
                                                    --             ---           ----             ---           ----

As of end of year....................               27             153            429             123            732
                                                    ==             ===            ===             ===            ===

        Receivables include a loan to Sessan of SEK 33 million (see Note 25), prepaid charterhire and remaining receivables from the Swedish pension insurance company SPP, not yet utilized to offset current pension costs.

        Shares include investments in joint ventures in Norway involved in the shuttle tanker business and other non-listed shares.

        Deferred costs as of end of year include financing costs for the remaining part of the 1995 issue of the Senior Notes due 2005, the 1997 issue of the Senior Notes due 2007, the 2002 issue of the Senior Notes due 2012, and the 2001 and 2002 Revolving Credit Facilities. All of these costs are amortized over the life of the borrowings and are included as part of financial expense. See
Note 6.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 12  RECEIVABLES

                                                                                                  AS OF DECEMBER 31,
                                                                                                2001           2002
                                                                                                ----           ----
                                                                                          (SEK IN MILLIONS)
Trade.....................................................................                       902          1,016
Related parties (Note 25).................................................                        15            335
Assets held for sale:
   Vessels................................................................                        67             --
   Properties.............................................................                        20             --
Sale of subsidiary........................................................                       499            521
Other receivables.........................................................                       420            354
                                                                                                 ---            ---

Total.....................................................................                     1,923          2,226
                                                                                               =====          =====

        Trade debtors include an overdue amount of $10.8 million, which has not yet been paid by Statoil for the rig Stena Don due to another claim for liquidated damages in connection with the delivery of the rig in 2002. See Note 20.

        Sale of subsidiary relates to the reorganization of Stena Line in late 2001 and has been settled in early 2003.

        The total allowance for doubtful trade receivables was SEK 19 million at December 31, 2001 and SEK 15 million at December 31, 2002.


NOTE 13  SHORT-TERM INVESTMENTS

                                                                                                  AS OF DECEMBER 31,
                                                                                                 2001           2002
                                                                                                 ----           ----
                                                                                                   (SEK IN MILLIONS)
Restricted cash...........................................................                         71             74
Marketable debt and equity securities.....................................                        305            249
                                                                                                  ---            ---

Total.....................................................................                        376            323
                                                                                                  ===            ===

        Restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company. In addition, certain marketable debt and equity securities amounting to SEK 138 million at December 31, 2001 and SEK 59 million at December 31, 2002 have also been pledged for various long-term liabilities and commitments. See Note 20.

        Gains and losses realized from the sale of short-term investments are determined by reference to the carrying value of the specific security sold.

        Information regarding sales of short-term investments listed above is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 2000            2001           2002
                                                                                 ----            ----           ----
                                                                                          (SEK IN MILLIONS)
Proceeds..............................................................          1,095           1,812          2,464
                                                                                =====           =====          =====

Gross gains...........................................................             71               3             84
Gross losses..........................................................            (82)            (19)           (94)
                                                                                 ----            ----           ----

Total net gain (loss).................................................            (11)            (16)           (10)
                                                                                 ====            ====           ====


        Investments in marketable securities held for trading purposes are recorded at the lower of cost or market. Net unrealized gains on a portfolio of investments are not recognized and net unrealized losses are recognized in the income statement as part of gain (loss) on securities.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 14  CASH AND CASH EQUIVALENTS

                                                                                                  AS OF DECEMBER 31,
                                                                                                 2001           2002
                                                                                                 ----           ----
                                                                                                  (SEK IN MILLIONS)
Cash.................................................................................             325            702
Short-term deposits..................................................................           1,857          1,398
                                                                                                -----          -----

Total................................................................................           2,182          2,100
                                                                                                =====          =====

        Short-term deposits are defined as bank deposits that have maturities of up to three months.


NOTE 15  STOCKHOLDERS' EQUITY

        The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

        Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves of SEK 180 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where the Company operates. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

        The changes in stockholders' equity for the period December 31, 1999 to December 31, 2002 are as follows:

                                                     CAPITAL STOCK       RESTRICTED      UNRESTRICTED          TOTAL
                                                                          RESRERVES          RESERVES  STOCKHOLDERS'
                                                                                                              EQUITY
                                                                                    (SEK IN MILLIONS)
Balance at December 31, 1999....................                 5            2,122             3,504          5,631

Transfers between reserves......................                --           (1,380)            1,380             --
Transfer to charitable trust....................                --               --               (17)           (17)
Dividend paid...................................                --               --               (33)           (33)
Exchange differences............................                --               56               536            592
Net income......................................                --               --             3,097          3,097
                                                            ------         --------           -------         ------
Balance at December 31, 2000....................                 5              798             8,467          9,270

Transfers between reserves......................                --               19               (19)             --
Dividend paid...................................                --               --               (50)           (50)
Exchange differences............................                --               78               402            480
Net income......................................                --               --             1,410          1,410
                                                            ------          -------           -------         ------
Balance at December 31, 2001....................                 5              895            10,210         11,110

Transfers between reserves......................                --             (226)              226             --
Dividend paid...................................                --               --               (52)           (52)
Exchange differences............................                --              (43)             (457)          (500)
Net income......................................                --               --             1,031          1,031
                                                            ------          -------           -------         ------
Balance at December 31, 2002....................                 5              626            10,958         11,589
                                                            ======          =======           =======         ======

        Dividend paid in 2002 include SEK 50 million paid in cash and SEK 2 million in the form of a small property. The board of directors of the Company has proposed that the stockholders approve at the forth-coming stockholders' meeting that a dividend of SEK 55 million will be made in 2003 together with a transfer of SEK 5 million to the Sten A. Olsson Foundation for Culture and Science, set up in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed more than SEK 100 million to the Sten A. Olsson Foundation for Culture and Science and further support to this charitable trust is anticipated when needed.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 16  PROVISIONS

                                                                                               AS OF DECEMBER 31,
                                                                                            2001                2002
                                                                                            ----                ----
                                                                                                (SEK IN MILLIONS)
    Deferred income taxes.................................................                   724                 590
    Pensions (Note 23)....................................................                    77                  81
    Restructuring reserve ferry operations................................                   406                 222
    Other provisions......................................................                   223                  --
                                                                                             ---                  --

    Total provisions......................................................                 1,430                 893
                                                                                           =====                 ===

        Deferred income taxes are specified below. The restructuring reserve relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000 less amounts released in 2001 and 2002 (See Note 6) plus translation differences. Other provisions in 2001 include dry-docking provisions for vessels of SEK 209 million, mainly for drilling rigs. These provisions together with related deferred taxes of SEK (72) million were netted off against vessels as of January 1, 2002. See Note 8.

        The net deferred tax liability of the Company consists of the following:

                                                                                               AS OF DECEMBER 31,
                                                                                            2001                2002
                                                                                            ----                ----
                                                                                                (SEK IN MILLIONS)
     Deferred tax liabilities:
          Property, vessels and equipment.................................                 1,533               1,696
          Investments.....................................................                    77                  74
          Provisions......................................................                   141                 173
          Other...........................................................                    70                  --
                                                                                           -----               -----
    Total deferred tax liabilities........................................                 1,821               1,943

     Deferred tax assets:
          Property, vessels and equipment.................................                    10                  31
          Tax loss carryforwards..........................................                 1,422               2,055
          Investments.....................................................                    25                  45
          Provisions......................................................                   364                 247
          Other...........................................................                     8                   9
          Less deferred tax assets not recognized.........................                  (644)             (1,007)
                                                                                           -----             -------
    Total deferred tax assets recognized..................................                 1,185               1,380

    Net deferred tax liability............................................                   636                 563
                                                                                             ===                 ===

        Deferred taxes have been netted in the balance sheet on a country basis only, whereby net deferred tax assets are shown as Other noncurrent assets. See
Note 11. Deferred taxes have not been provided on the undistributed earnings of subsidiaries and associated companies because such earnings are not taxed or expected to be remitted in the foreseeable future.

        The Company's tax loss carryforwards are as follows:

                                                                                               AS OF DECEMBER 31,
                                                                                            2001                2002
                                                                                            ----                ----
                                                                                               (SEK IN MILLIONS)
    Sweden................................................................                 2,345               2,383
    Rest of the world.....................................................                 3,470               2,799
                                                                                           -----               -----

     Total ...............................................................                 5,815               5,182
                                                                                           =====               =====

        Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 448 million expire between 2004 and 2009.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 17  LONG-TERM DEBT

                                                                                                AS OF DECEMBER 31,
                                                                                             2001                 2002
                                                                                             ----                 ----
                                                                                                 (SEK IN MILLIONS)
Long-term debt - property (a).............................................                  4,644                4,667
Long-term debt - other:
  Revolving Credit Facilities (b).........................................                  4,132                2,642
  Other utilized bank credit lines (c)....................................                    144                  230
  Long-term debt - other (d)..............................................                  3,675                2,277
Total long-term debt - other..............................................                  7,951                5,149
Senior Notes (e)..........................................................                  3,188                4,157
                                                                                            -----                -----

Total long-term debt......................................................                 15,783               13,973
                                                                                           ======               ======

(a) Long-term debt -- property consists principally of bank mortgage loans on the real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and bear interest at rates from 3.64% to 6.39% with maturities through 2024.

(b) In connection with the offering of the Senior Notes at the end of 1995, Stena International BV ("SIBV"), a subsidiary of Stena AB, entered into a $250 million revolving credit facility, which was extended to $500 million in 1997. Obligations under the facility are secured by mortgages on certain vessels, rigs, certain receivables and other assets. Following sales of vessels, mortgaged as security for the facility, the limit was reduced to $428 million in 2000. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2001, the utilized portion of the facility was $377 million, of which $342 million was actually drawn and $35 million used for issuing of bank guarantees. In November 2002, this facility was cancelled and replaced by a new facility of $600 million as further described below.

         In connection with refinancing of Stena Line in September 2001, the Stena Line facilities were terminated and replaced by two new facilities, a revolving credit facility terminating in 2006 entered into by SIBV of $275 million, of which $45 million was drawn as of December 31, 2001, and an Unsecured Credit Facility through Stena AB of EUR 200 million, which was fully drawn as of December 31, 2001. As of December 31, 2002, the $275 million revolving credit facility had been reduced to $245 million, out of which $155 million was utilized. The EUR facility was fully repaid and terminated in 2002.

         In November 2002, SIBV entered into a $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ) and Nordea Bank Sverige AB
(publ) act as lead arrangers and Svenska Handelsbanken AB (publ) acts as facility agent. The facility was made available for the purposes of refinancing SIBV' s existing debt including the $428 million 1995 revolving credit facility and to provide financing for general corporate purposes. The final maturity of the revolving credit facility is on November 6, 2007, subject to options on SIBV' s part to extend the facility for an additional two years with the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility. SIBV' s obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries. As of December 31, 2002, the utilized portion of the facility was $176 million, of which $145 million was actually drawn and $31 million used for issuing of bank guarantees.

(c) As of December 31, 2002 the Company had SEK 265 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 421 million as of December 31, 2001.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


(d) "Long-term debt -- other" consists of long-term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and bear interest at rates from 2.13% to 4.97% with maturities through 2014. In 1999, a private placement of $215 million Senior Secured Guaranteed Notes due 2004 of Stena Tay Limited was entered into to finance the acquisition of the Stena Tay. As of December 31, 2001 the outstanding amount of these notes was $128 million. The remaining notes were redeemed in December 2002 for an aggregate price of $89.1 million in connection with the entry into the new $600 million revolving credit facility.

(e) In December 1995, the Company issued $175 million of Senior Notes that bear interest at 10.50% and mature on December 15, 2005. As of December 31, 2002, the Company had repurchased $72 million of these notes. In October 1997, the Company issued $175 million of Senior Notes that bear interest at 8.75% and mature on June 15, 2007. Finally, in November 2002, the Company issued $200 million of Senior Notes that bear interest at 9.625% and mature on December 1, 2012. Interest on the Senior Notes is due semi-annually in June and December each year. The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company's other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. Because Stena AB is a holding company and all of its operations are conducted through its subsidiaries, the Senior Notes are subordinated to all existing and future liabilities (including trade payable) of the subsidiaries, including those of the $600 million revolving credit facility described above. Amounts borrowed under the revolving credit facilities are obligations of SIBV and are guaranteed by Stena AB and certain subsidiaries. The Senior Notes indentures contains certain covenants with respect to, among others, the following matters:
(i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments and investments; (iii) limitations on restrictions concerning transfers and distributions by subsidiaries, limitations on certain asset distributions and other items.

        Repayment of long-term debt is required according to the following schedule:

                                                                             PROPERTY           OTHER          TOTAL
                                                                                         (SEK IN MILLIONS)
     2004...........................................................               17             240            257
     2005...........................................................               17           1,282          1,299
     2006...........................................................               17           1,601          1,618
     2007...........................................................               13           3,063          3,076
     2008 and thereafter............................................              115           2,470          2,585
     Not specified..................................................            4,488             650          5,138
                                                                                -----             ---          -----

     Total                                                                      4,667           9,306         13,973
                                                                                =====           =====         ======

        "Not specified" refers to borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2003. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 18  LEASES

        Company as lessee

        The Company leases premises, cars and certain vessels under operating leases. Leases on certain vessels have been accounted for as capital leases. The gross amount of assets under capital leases included within property, vessels and equipment as of December 31, 2001 and 2002 amounted to SEK 2,725 million and SEK 2,436 million, respectively. The accumulated depreciation related to these capital leases amounted to SEK 741 million as of December 31, 2001 and SEK 622 million as of December 31, 2002.

           Rental expense for operating leases were as follows:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                      2000            2001           2002
                                                                                      ----            ----           ----
                                                                                             (SEK IN MILLIONS)
       Rental expense.....................................................             680           1,178          1,187
                                                                                       ===           =====          =====

        As of December 31, 2002 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

                                                                                                 OPERATING        CAPITAL
                                                                                                    LEASES         LEASES
                                                                                                      (SEK IN MILLIONS)
         2003.........................................................................                 764            162
         2004.........................................................................                 359            170
         2005.........................................................................                 196            175
         2006.........................................................................                 128            180
         2007.........................................................................                 127            187
         2008 and thereafter..........................................................                 456          3,543
                                                                                                       ---          -----

         Total minimum lease commitments..............................................               2,030          4,417
                                                                                                     =====

         Less imputed interest........................................................                             (2,124)
                                                                                                                  -------

         Present value of net minimum lease payments..................................                              2,293
         Less current portion of capitalized lease obligation.........................                                (21)
                                                                                                                     ----

         Noncurrent portion of capitalized lease obligation...........................                              2,272
                                                                                                                    =====

        The operating lease obligations include chartering of crude oil tankers on timecharter basis, chartering of ferries on mainly bareboat basis as well as obligations related to rentals of properties and equipment.

        Out of the Company' s capital lease obligations of SEK 2,293 million, SEK 1,986 million relate to two HSS vessels. These lease obligations are secured by restricted cash deposits of SEK 1,773 million, that have been financed partly by bank loans of SEK 952 million and secured by ship mortgages provided by the lessors. In the Consolidated balance sheet, the restricted cash deposits have been shown net against the related lease liabilities. The net HSS lease obligations amount to SEK 213 million. Accordingly, interest income on the cash deposits of SEK 81 million have been netted against the related interest costs for the lease obligations.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        Company as lessor

        The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2002 was as follows:

                                                                            ACQUISITION      ACCUMULATED         NET BOOK
                                                                                   COST     DEPRECIATION            VALUE
                                                                                          (SEK IN MILLIONS)
     Vessels...........................................................          11,075            3,338            7,737
     Real estate.......................................................           6,544              256            6,288
                                                                                 ------            -----            -----

     Total.............................................................          17,619            3,594           14,025
                                                                                 ======            =====           ======

        As of December 31, 2002 the future minimum rentals to be received under noncancellable operating leases are as follows:

                                                                               PROPERTY          VESSELS            TOTAL
                                                                                           (SEK IN MILLIONS)
     2003..............................................................             432            1,670            2,102
     2004..............................................................             334            1,164            1,498
     2005..............................................................             227              797            1,024
     2006..............................................................             153              624              777
     2007..............................................................              85               71              156
     2008 and thereafter...............................................              94              155              249
                                                                                     --              ---              ---

     Total minimum lease rentals.......................................           1,325            4,481            5,806
                                                                                  =====            =====            =====

        The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancelable within three months.


NOTE 19  SHORT-TERM DEBT

                                                                                                 AS OF DECEMBER 31,
                                                                                             2001                 2002
                                                                                             ----                 ----
                                                                                                  (SEK IN MILLIONS)
Short-term debt - property................................................                     60                   32
Short-term debt - other:
  Current portion of long-term debt.......................................                    767                  231
  Unsecured bank credit lines.............................................                  1,884                   --
                                                                                            -----                   --
Total short-term debt - other.............................................                  2,651                  231

Total short-term debt.....................................................                  2,711                  263
                                                                                            =====                  ===

       In connection with refinancing of Stena Line in September 2001, an Unsecured Credit Facility through Stena AB of EUR 200 million was entered into. This facility was fully utilized as of December 31, 2001. See also Note 17.

        The weighted average interest rates on short-term borrowings for the years ended December 31, 2001 and 2002 were 5.39% and 4.08%, respectively.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 20 PLEDGED ASSETS, COMMITMENTS AND CONTINGENT LIABILITIES

Pledged assets

        Assets of the Company that have been pledged to cover bank mortgage loans and other credit facilities are as follows:

                                                                                           AS OF DECEMBER 31,
                                                                                         2001             2002
                                                                                         ----             ----
                                                                                            (SEK IN MILLIONS)
Mortgages on vessels......................................................             13,815           14,236
Mortgages on properties...................................................              6,179            6,251
Reservation of title......................................................              2,159            1,986
Marketable securities.....................................................                144              112
Short-term investments....................................................                209              133
                                                                                       ------           ------

Total.....................................................................             22,506           22,718

Total bank debt and capitalized lease obligations.........................             15,840           10,599

        In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.


Commitments

        Future minimum lease commitments are included in Note 18. Newbuildings on order include two RoPax vessels, three RoRo vessels and two tankers. See Note
8. The total purchase commitment for all newbuildings on order amounts to SEK 2,437 million ($276 million), of which yard payments of SEK 553 million ($63 million) were paid up to December 31, 2002.


Contingent liabilities

        Contingent liabilities of the Company as of December 31, 2001 and 2002 are as follows:

                                                                                          AS OF DECEMBER 31,
                                                                                         2001             2002
                                                                                         ----             ----
                                                                                           (SEK IN MILLIONS)
Guarantees................................................................              1,759            1,228
Pension liabilities.......................................................                479              741
Other contingent liabilities..............................................                 15              111
                                                                                        -----            -----

Total.....................................................................              2,253            2,080

        Guarantees include mainly capital leases and loans to joint ventures in Norway.

        Pension liabilities include calculated future provisions to cover deficit in pension funds for personnel employed in the UK part of Ferry operations. The amount includes the Company' s part of the total deficit of approximately GBP 94 million based upon latest available information.

        Other contingent liabilities include an amount of $10.8 million related to a claim from Statoil, the charterer of the rig Stena Don. The amount relates to a liquidated damages claim by Statoil which, most likely, will be settled through court in 2003. In the event that the Company is found to have liability in this matter, it will attempt to claim compensation from the Kvaerner shipyard, from which the rig was delivered in late 2001.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 21  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

        The Company has operations and assets in a number of countries in and outside of Europe. Consequently, the Company's profits and revenues are affected, when measured in Swedish kronor, by fluctuations in currency exchange rates, primarily relative to the US dollar, the Euro and the British pound sterling. When the Swedish kronor appreciates against other currencies, the Company's profit from foreign operations, reported in Swedish kronor, may decrease. Likewise, when the Swedish kronor declines against other currencies, the Company's profit from foreign operations reported in Swedish kronor may increase. The Company also has exposure to market risks from changes in interest rates. Certain financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. The Company also maintains trading positions in a variety of financial instruments unrelated to its risk management activities, which are also discussed below.

    Notional Amounts and Credit Exposure

        The notional amounts of derivative financial instruments presented in this Note represent face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which relate to interest rates, exchange rates, oil prices, securities prices, or financial and other indexes.

        The Company is exposed to credit related losses in the event that counterparties to the derivative financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from non-performance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements.

    Interest Rate Risk Management

        The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

                                                                                  AS OF DECEMBER 31,
                                                                         2001                              2002
                                                                         ----                              ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                            AMOUNT          EXPOSURE           AMOUNT          EXPOSURE
                                                                                  (SEK IN MILLIONS)
Interest rate swaps............................                 --                --            2,808                26
Interest rate options..........................              6,389                40            5,630                --

         The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments to seek to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as at December 31, 2002 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 9,005 million at December 31, 2002. The borrowings in this debt portfolio are denominated primarily in USD, GBP and SEK and have maturity dates ranging from 2003 to 2012. At December 31, 2002, the interest rates ranged from 2.28% to 9.63%.

        Interest rate swap agreements allow the Company to synthetically adjust floating rate receivables or borrowings into fixed rates or vice versa. Under the interest rate swaps, an agreement is made with a counterparty to exchange, at specified intervals, the difference between fixed rate and floating rate interest, (such as the London, Stockholm or Amsterdam Inter-bank Offered Rate or LIBOR, STIBOR and AIBOR respectively), calculated by reference to an agreed notional principal amount.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        The Company uses interest rate swaps to seek to achieve a desired interest rate on a portfolio of debt. The contractual terms of the interest rate swaps are determined by management based upon assessment of several factors such as views regarding future interest rates, the maturity and currency of the underlying debt portfolio, the cost of the interest rate swap and other factors.

        The Company also uses interest rate options to reduce the impact of changes in interest rates on its net interest rate exposure. Interest rate futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a financial instrument under agreed-upon terms. The writer of the option receives a premium for bearing the risk of adverse interest rate movements. Interest rate options are used when the rates available to the Company under swap agreements are too high relative to management's views of the level of future interest rates.

        The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties. The following tables summarizes the Company's interest rate swaps and options:

                               AS OF DECEMBER 31, 2001
                               -----------------------
Interest rate options
---------------------
  NOTIONAL AMOUNT    CURRENCY  RECEIVE RATE/STRIKE RATE      PAY RATE   BOUGHT/  MATURITY
  ---------------              ------------------------                 SOLD     --------
  SEK IN MILLIONS                                          STRIKE RATE
  --------------                                           -----------
                                                                %
       2,101         SEK       6 month STIBOR                5.6-7.0       B     September 2002- June 2006
       1,233         EUR       6 month EURIBOR               5.75-6.0      B     October 2003- January 2005
       3,055         USD       6 mth LIBOR                   5.0-6.25      B     June 2003- February 2005
       3,055         USD       3.75-5.0                      5.0-6.25      S     June 2003- February 2005

As of December 31, 2001, no interest rate swaps were outstanding.

                                           AS OF DECEMBER 31, 2002
                                           -----------------------
Interest rate swaps
-------------------
  NOTIONAL AMOUNT    CURRENCY  RECEIVE RATE                       PAY RATE         MATURITY
  --------------     --------  ------------                       --------         --------
  SEK IN MILLIONS
  ---------------
                                                                     %
         700         SEK       3 month STIBOR                       4.6            June 2006
         110         EUR       5.52                               6 month          December 2012
                                                                EURIBOR + 1.19
       1,766         USD       9.63                               3 month
                                                                  LIBOR + 5.0       December 2012
         233         USD       6 month LIBOR                      6 month
                                                                  LIBOR + 0.6       September 2004

Interest rate options
---------------------
  NOTIONAL AMOUNT    CURRENCY  RECEIVE RATE                      PAY RATE    BOUGHT/  LENGTH OF CONTRACT
  ---------------    --------  ------------                      --------    SOLD     ------------------
  SEK IN MILLIONS                                               STRIKE RATE
  ---------------                                               ------------
                                                                     %
       1,920         SEK       6 month STIBOR                    5.6-7.0       B      June 2003- June 2006
       1,204         EUR       6 month EURIBOR                   5.75-6.0      B      October 2003- January 2005
       2,506         USD       6 month LIBOR                     5.0-6.25      B      June 2003- January 2006
       2,506         USD       3.75-5.0                          5.0-6.25      S      June 2003- January 2006

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

    The following table is a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

                                           AS OF DECEMBER 31, 2001
                                           -----------------------                               INTEREST
     CURRENCY                        AMOUNT                      MATURITY                         RATES %
     --------                        ------                      --------                         -------
                          (SEK IN MILLIONS)
       SEK                            2,117             January 2002 - March 2006                3.95-6.39
       EUR                            2,259             April 2002 - October 2008                4.19-5.93
                                                                                                Euribor + 1.5
       USD                            2,894          September 2008 - September 2009             2.88 - 3.38



                                           AS OF DECEMBER 31, 2002
                                           -----------------------                               INTEREST
     CURRENCY                        AMOUNT                      MATURITY                         RATES %
     --------                        ------                      --------                         -------
                          (SEK IN MILLIONS)
       SEK                            2,514            January 2003 - October 2005               3.95-6.39
       EUR                            3,906           September 2005 - December 2012             3.70-5.93
       USD                            2,585          September 2008 - September 2012             2.28-9.63


    Foreign Currency Risk Management

        The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in the US dollar. The Company's foreign currency risk arises from (i) fluctuations in exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company's functional currency) and (iii) the Company's investment in foreign subsidiaries' net assets (equity exposure). The Company's policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management regularly also reviews the Company's assets and liabilities that are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company's policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

        The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.


        The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

                                                                        2001                             2002
                                                                        ----                             ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                           AMOUNT           EXPOSURE           AMOUNT          EXPOSURE
                                                          --------          --------           ------          --------
                                                                                  (SEK IN MILLIONS)
   Foreign exchange forward contracts..........              8,286                --            5,791                --
   Foreign exchange options....................                 --                --            3,961                 8

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

        The following table summarizes by major currency the contractual amounts of the Company's forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the 'sell' amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company's borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

                                                                         2001                               2002
                                                                         ----                               ----
                                                               BUY              SELL              BUY              SELL
                                                               ---              ----              ---              ----
                                                                            (SEK IN MILLIONS)
    USD.........................................             2,064             1,800            1,756             1,166
    NOK........................................                 --                47               --               140
    SEK........................................                  5                --               22             1,449
    DKK........................................                 --               164               --               377
    EUR........................................                486               171               92             1,043
    GBP........................................                248             3,302              311             1,385


    Fuel Risk Management

        The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year:

                                                                        2001                             2002
                                                                        ----                             ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                            AMOUNT          EXPOSURE           AMOUNT          EXPOSURE
                                                            ------          --------           ------          --------
                                                                                  (SEK IN MILLIONS)
   Bunker fuel options.........................                 22                17               --                --
   Bunker fuel swaps...........................              1,541                --            1,348               153

        As of December 31, 2001 the term of the contracts range from 3 to 36 months, and as of the same date approximately 85% of the cost of the estimated consumption of various types of bunker fuel was covered for 2002 and approximately 65% for each of the years 2003 and 2004. As of December 31, 2002 the term of the contracts range from 3 to 36 months, and as of the same date approximately 75% of the cost of the estimated consumption of various types of bunker fuel was covered for 2003 and approximately 60% for 2004 and 25% for 2005.


    Freight rate management

        The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreeements (FFA's). The Company enters into hedge contracts for a portion of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

                                                                        2001                             2002
                                                                        ----                             ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                            AMOUNT          EXPOSURE           AMOUNT          EXPOSURE
                                                            ------          --------           ------          --------
                                                                                  (SEK IN MILLIONS)
   OTC traded swaps............................                 --                --              140                --

        As of December 31, 2002 the term of the contracts range from 1 to 12 months, and as of the same date approximately 30% of the estimated freight volumes for 2003 were hedged.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


Trading Activities

        The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management are referred to as 'trading' for purposes of this disclosure. All trading instruments are subject to market risk; the risk that future changes in market conditions may make an instrument less valuable. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company's trading activities on derivative financial instruments is shown below.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                               2000              2001             2002
                                                                               ----              ----             ----
                                                                          NET GAINS         NET GAINS        NET GAINS
                                                                           (LOSSES)          (LOSSES)         (LOSSES)
                                                                                           (SEK IN MILLIONS)
     Forward exchange contracts...................................                7                (2)              25
     Currency options written.....................................               10                20               30
     Currency options bought......................................              (10)              (14)             (10)
                                                                                ---               ---              ---
     Total currency trading.......................................                7                 4               45

     Interest rate futures........................................                4                --               --
                                                                                ---               ---              ---
     Total interest rate trading..................................                4                --               --

     Total........................................................               11                 4               45
                                                                                ===               ===              ===

    The following table summarizes the notional amounts and credit exposure of such instruments as of December 31, each year.

                                                                      2001                               2002
                                                                      ----                               ----
                                                          NOTIONAL            CREDIT         NOTIONAL            CREDIT
                                                            AMOUNT          EXPOSURE           AMOUNT          EXPOSURE
                                                            ------          --------           ------          --------
                                                                                   (SEK IN MILLIONS)
     Forward exchange contracts................                896                10               74                --
     Currency options written..................                207                --               88                --
     Currency options bought...................                562                 7               46                --
                                                               ---                 -               --                --
     Total.....................................              1,665                17              208                --
                                                             =====                ==              ===                ==

        The following table presents the fair values of the Company's derivative financial instruments held for trading purposes and the average fair values of such instruments during each year.

                                                                   2001                                 2002
                                                                   ----                                 ----
                                                                 FAIR VALUE                          FAIR VALUE
                                                        YEAR-END            AVERAGE          YEAR-END           AVERAGE
                                                        --------            -------          --------           -------
                                                                                 (SEK IN MILLIONS)
       Forward exchange contracts..............               10                (2)               (1)                 3
       Currency options........................                7                 6                (3)                 1

        Quoted market prices are used as the fair values of financial instruments used or held for trading purposes. If quoted market prices are not available, fair values are estimated on the basis of dealer quotes, pricing models or quoted prices for financial instruments with similar characteristics.

Concentrations of Credit Risk

        Credit risk represents the accounting loss that would be recognized at each reporting date if counterparties to contracts failed to perform as agreed. Concentrations of credit risk, whether on- or off-balance sheet, arise from financial instruments for groups of customers or counterparties when they have similar characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions or other conditions. The Company does not have a significant exposure to any individual customer or counterparty or significant concentrations of credit risk.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 22  FAIR VALUE OF FINANCIAL INSTRUMENTS

        FASB Statement No. 107, 'Disclosures about Fair Value of Financial Instruments,' requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments at December 31, 2001 and 2002. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long-term debt. Other techniques, such as estimated discounted cash flows, or replacement cost have been used to determine fair value for the remaining financial instruments. The estimated fair value of the Company's off-balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

                                                                        2001                              2002
                                                                        ----                              ----
                                                         CARRYING VALUE      FAIR VALUE    CARRYING VALUE      FAIR VALUE
                                                         --------------      ----------    --------------      ----------
                                                                                (SEK IN MILLIONS)
Assets
Investment in affiliated companies, non-current......             2,184           2,184             --              --
Marketable securities................................             1,077           1,170          1,076           1,123
Receivables..........................................             1,923           1,923          2,226           2,226
Short-term investments...............................               376             381            323             323
Liabilities
Long-term debt:
  Property...........................................             4,644           4,644          4,667           4,667
  Other..............................................             7,951           7,951          5,149           5,149
  Senior Notes.......................................             3,188           3,097          4,157           4,298
Short-term debt:
  Property...........................................                60              60             32              32
  Other..............................................             2,651           2,651            231             231
Trade accounts payable...............................               423             423            569             569

Derivative financial instruments
Held for trading purposes                                            --              16             --              (4)

Held for purposes other than trading
Interest rate risk management:
 Assets..............................................                --             (43)                           (27)
 Liabilities.........................................                --              --                             --
Foreign currency risk management:
 Assets..............................................                --            (83)                            (53)
 Liabilities.........................................                --              --                             --
Bunker risk management:
 Assets..............................................                --            (85)                            136
 Liabilities.........................................                --              --                             --

        See Note 21 for further details regarding derivative financial instruments.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 23  PENSIONS

        The substantial majority of personnel in the Company is employed by Stena Line and by a wholly-owned subsidiary of the Company, Northern Marine Management, which provides crewing services to the Company' s shipping and drilling activities. The employees participate in various defined benefit and defined contribution pension plans. The total pension costs of the Company amounted to SEK 182 million and SEK 168 million for the years ended December 31, 2002 and 2001, respectively. Stena Line is consolidated as a subsidiary as of October 31, 2000.


NOTE 24  US GAAP INFORMATION

        The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                              2000             2001             2002
                                                                              ----             ----             ----
                                                                                        (SEK IN MILLIONS)
Net income under Swedish GAAP...................................             3,097            1,410            1,031
Adjustments to reconcile to US GAAP:
    Disposal of assets (a)......................................               (17)              30               11
    Depreciation of properties (b)..............................               (32)             (49)             (50)
    Leases (c)..................................................                (2)              (4)              --
    Investments in securities (d)...............................                 3              (48)             107
    Investment in Coflexip (e)..................................               562               --               --
    Investment subsidies (f)....................................                 2                2                2
    Financial instruments (g)...................................                (3)            (268)             200
    Investment in Stena Line (h)................................               (11)              --               --
    Purchase accounting Stena Line (i)..........................                 7             (243)            (114)
    Investment in P&O Stena Line (j)............................                (1)              (5)             242
    Pensions (k)................................................               (41)              21               58
    Others......................................................                15               27               26
    Tax effect of US GAAP adjustments...........................                23               69             (100)
                                                                                --               --            -----

Net income under US GAAP........................................             3,602              942            1,413
                                                                             =====              ===            =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                                                AS OF DECEMBER 31,
                                                                                               2001             2002
                                                                                               ----             ----
                                                                                                 (SEK IN MILLIONS)
Stockholders' equity under Swedish GAAP...........................................           11,110           11,589
Adjustments to reconcile to US GAAP:
    Disposal of assets (a)........................................................             (101)             (90)
    Depreciation of properties (b)................................................             (270)            (319)
    Investments in securities (d).................................................               59               39
    Investment subsidies (f)......................................................              (19)             (17)
    Financial instruments (g).....................................................             (129)              71
    Purchase accounting Stena Line (i)............................................              (73)            (212)
    Investment in P&O Stena Line (j)..............................................             (268)              --
    Pensions (k)..................................................................               28             (380)
    Others........................................................................             (138)            (104)
    Tax effect of cumulative US GAAP adjustments..................................              153               94
                                                                                             ------           ------

Stockholders' equity under US GAAP................................................           10,352           10,671
                                                                                             ======           ======

        Those differences which have a material effect on consolidated net income and stockholders' equity are described as follows:

       (a) DISPOSAL OF ASSETS - Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company' s 46% investment. For US GAAP purposes, the Company eliminates all of such gains.

        (b) DEPRECIATION OF PROPERTIES - Under Swedish GAAP, properties in the Company's real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.

        (c) LEASES - Under Swedish GAAP, certain leases are recorded as operating leases and rent expense is recognized in the income statement. Under US GAAP, any lease that meets one of four specific criteria are capitalized. Leases that are capitalized for US GAAP purposes record the leased asset and the corresponding lease obligation at inception. The asset is depreciated over its estimated useful life or the lease term, whichever is shorter, and interest expense is recorded on the lease obligation. Under Swedish GAAP, certain gains or losses that result from the sale of property that is subsequently leased back are recorded currently in the income statement. Under US GAAP, such gains and losses are deferred and recognized into income over the life of the corresponding lease.

        (d) INVESTMENTS IN SECURITIES - Under Swedish GAAP, investments in marketable securities are recorded at either cost or the lower of cost or market. Under US GAAP, all of the Company's investments in debt securities and equity securities with a readily determinable fair value are classified as either trading or available for sale and carried at market value. Changes in the market value of 'available for sale' securities are recorded as a separate component of equity, net of applicable deferred taxes. Also under US GAAP, the difference between the acquisition cost of investments in debt securities, including convertible securities, and their redemption value is amortized as an adjustment of the effective yield of the debt security.

        For US GAAP purposes, the movement in the unrealized holding gain of investments classified as available-for-sale amounted to SEK 39 million and SEK 90 million for the years ended December 31, 2001 and 2002, respectively. The accumulated effect of SFAS 115 included in the US GAAP equity amounted to SEK
(7) million and SEK (90) million for the years ended December 31, 2001 and 2002, respectively.

        (e) INVESTMENT IN COFLEXIP - For Swedish GAAP purposes, a gain on the disposition of Stena Offshore in 1994 was recognized based on the excess of the fair value of the securities received over the carrying value of the Company's investment in Stena Offshore. US GAAP did not allow full gain recognition on this transaction because the proceeds received in the form of Coflexip ordinary shares, the Convertible Notes and the Redeemable Notes represented continuing involvement in Coflexip. The gain for US GAAP purposes was limited to the amount of the consideration received that has been converted to cash and, accordingly, the carrying value in the investment in Coflexip is the Company's book value of its investment in Stena Offshore. Coflexip was sold in April 2000, after which the US GAAP differences have been reversed.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

         (f) INVESTMENT SUBSIDIES - Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel.

         (g) FINANCIAL INSTRUMENTS - Under Swedish GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has decided that none of the Groups' hedges of financial exposure qualify for hedge accounting under US GAAP during 2002. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.

        (h) INVESTMENT IN STENA LINE - For US GAAP purposes, the Company has recorded its share of Stena Line's US GAAP adjustments. After consolidation of Stena Line as of October 31, 2000, these adjustments have been reported in each respective category.

        (i) PURCHASE ACCOUNTING STENA LINE - For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company' s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. In connection with the Company's offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. That price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the Notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill is amortized to the income statement in accordance with a predetermined plan. However, for US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2001 and 2002, respectively.

        (j) INVESTMENT IN P&O STENA LINE - Under Swedish GAAP, the book value of the net assets contributed to P&O Stena Line represents the Company' s investment in the joint venture. Under US GAAP, the 1997 charge of SEK 165 million represented the excess of the book value over the estimated fair value at December 31, 1997. During 1998 a further charge of SEK 88 million was recorded due to Stena Line' s obligation to fund an amount of losses up to GBP 6.25 million from sale of vessels within P&O Stena Line. This difference results in different amounts of goodwill amortization between Swedish GAAP and US GAAP. P&O Stena Line was sold in August 2002.

        (k) PENSIONS - For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computations. Under US GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, "Employees'
Accounting for Pensions SFAS No. 87". SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded. The adjustment for minimum liability recorded as of December 31, 2002 amounts to SEK 456 million.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


NOTE 25  RELATED PARTY TRANSACTIONS

        The Company has entered into various transactions with companies in the Stena Sphere. The significant transactions between the Company and its affiliates are described below.


Concordia

        Stena Bulk AB ("Stena Bulk"), a wholly-owned subsidiary of the Company, and Concordia are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate in business opportunities identified by Stena Bulk relating to the ownership and chartering of crude oil and petroleum product tankers and bulk cargo vessels. Pursuant to the Allocation Agreement, Concordia may elect to take such opportunity in its entirety, to participate equally with Stena Bulk or to decline to participate. Concordia's share of the Allocation Agreement was a loss of SEK 36 million in 2000, a loss of SEK 17 million in 2001 and a loss of SEK 6 million in 2002.

        In October 1995, an agreement was reached between the Company and Concordia regarding the pooling of results from the operation of Concordia Class vessels. The Company's share of this agreement was a gain of SEK 4 million in 2000, a loss of SEK 6 million in 2001 and a gain of SEK 2 million in 2002. This agreement was terminated in July 2002 in connection with the sale of the last remaining VLCC tanker, the Stena Conductor.

        The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company also receives a commission of 1% of the sales price on any vessel sold and commissions in respect of charters arranged by the Company. The Company earned fees equal to SEK 39 million, SEK 31 million and SEK 19 million in 2000, 2001 and 2002, respectively, for these services.

        Concordia has provided ship management services to the Company for the Stena Concordia, the Stena Conductor and the Stena Companion. These vessels were all sold in 2001 and 2002. The Company paid fees equal to SEK 10 million, SEK 7 million and SEK 4 million in 2000, 2001 and 2002, respectively, for these services. Concordia also provides ship management services for the Stena Caribbean and the Stena Calypso, which started their operations in 2002. The Company paid fees of SEK 1 million in 2002 for these services.


 Sessan

         Since June 1999, the Company has served as the business manager for Sessan for its participation (50%) in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. The Company earned fees of SEK 1 million in each of the years 2001 and 2002 for these services.

         In October 2001, Sessan acquired an interest in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed in early 2002 by an interest bearing credit facility from the Company. As of December 31, 2002, DKK 152 million was utilized of the facility.

         In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The sale in 2002 was made at market price and resulted in a gain for the Company of SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from the Company of SEK 33 million, to be repaid in 3 years.

         In December 2002, the Company granted a short term interest bearing loan of USD 16 million to Sessan, to be used as a bridge financing for acquisition of a shuttle tanker vessel.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

Stena Metall

        The Company provides management and other services to Stena Metall. In 2000, 2001 and 2002, the Company received SEK 3 million a year for such services. The Company purchases bunker fuel from Stena Metall; such purchases aggregated SEK 308 million, SEK 729 million and SEK 792 million in 2000, 2001 and 2002, respectively. The year 2000 excludes Stena Line, which was consolidated as a subsidiary as of October 31, 2000.

        In January 2001, the Company acquired 4,621,562 shares in Stena Line from Stena Metall at a total cost of SEK 37 million, representing 7.52% of the equity and 28.65% of the votes of Stena Line.


Olsson Family

        The Company rents office space from members of the Olsson family. In 2000, 2001 and 2002, the Company paid SEK 6 million, SEK 27 million and SEK 27 million, respectively, in respect of such properties.

        The Company also manages certain properties owned by members of the Olsson family and a property owned by Stena Metall. In 2000, 2001 and 2002, members of the Olsson family and Stena Metall paid the Company SEK 7 million, SEK 8 million and SEK 9 million, respectively, for such management services.

        The Company has agreed to pay Sten A. Olsson and other members of the Olsson family an annual indexed retirement benefit for life.

        In the middle of 2000, the Company purchased marketable securities from members of the Olsson family for SEK 26 million.


P&O Stena Line

        The Company guaranteed a credit line of GBP 12.5 million for P&O Stena Line, the joint venture between Stena Line and P&O for the English Channel routes. The Company earned fees equal to SEK 10 million, SEK 10 million and SEK 6 million in 2000, 2001 and 2002, respectively, for these services. The Company also guaranteed the obligations of P&O Stena Fantasia (F.L.) Limited under a lease. These guarantees were released in October 2002 after the sale of P&O Stena Line to P&O.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 26  PERSONNEL

        The following table presents the average number of employees and wages, salaries and other remuneration of the Company.

                                                     AVERAGE NUMBER OF             REMUNERATION
                                                         EMPLOYEES                SEK IN MILLIONS
                                                    2001          2002         2001            2002
                                                    ----          ----         ----            ----
Parent Company:
Board, CEO, Executive vice president............       2             2            5               6
Other employees.................................      11            12           11              13
Subsidiaries:
Sweden..........................................   3,117         3,294          833             806
Great Britain...................................   1,806         1,643          570             527
The Netherlands.................................     681           713          175             221
Denmark.........................................     189           190           61              63
Ireland.........................................     116           106           32              33
Norway..........................................      61            61           21              23
Poland..........................................      41            49            7               7
Switzerland.....................................       6             6            8              10
Germany.........................................      12             7            2               1
Brazil..........................................       4             3            5               4
United States...................................      --             9           --              13
India...........................................      --            17           --               1
Shipborne employees.............................     531           636          273             329
                                                     ---           ---          ---             ---

Total...........................................   6,577         6,748        2,003           2,057
                                                   =====         =====        =====           =====

        Shipborne employees does not include Stena Line, where such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2002 was 3,532, to be compared with 3,544 in 2001.

        Salaries of SEK 8.0 million were paid to the Chief Executive Officer and the Executive Vice President in 2002 to be compared with SEK 7.6 million in 2001. The corresponding pension charges amounted to SEK 3.9 million in 2002 and SEK 3.7 million in 2001. The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay may amount to 24 months salary. The board members of Stena AB have been paid SEK 0.105 million in 2002, out of which SEK 0.025 million was paid to the Chairman of the board and SEK
0.010 million was paid to each of the Chief Executive Officer and the Executive Vice President.

NOTE 27  SUBSEQUENT EVENTS

        In mid January 2003, the Company prepaid as planned the remaining outstanding Senior Notes issued in 1995. As of December 31, 2002, the Company had repurchased $72 million of these notes and $103 million out of the original amount of the $175 million was redeemed in January at a redemption price of 102.625% plus accrued interest to but excluding the date of redemption.

        The first of the RoPax vessels ordered from a shipyard in Korea, the Stena Britannica, was delivered in January 2003. It entered service for Stena Line on the Harwich-Hook van Holland route at the end of February. The earlier vessel on that route with the same name was sold to Finnlines in Finland in early March. At the same time, it was agreed to acquire in the spring an old RoRo vessel, the Oihonna, from Finnlines. The remaining RoPax newbuilding from Korea is planned to be delivered in the middle of 2003 and to enter service for Stena Line on the Irish Sea as the Stena Adventurer.

        At the end of January 2003, the Company acquired additional properties in the south of Sweden at a value of SEK 110 million.

        In the middle of March 2003, the Company entered into an agreement for a possible acquisition in Sweden of shares in the listed property company Mandamus. The agreement is with a present shareholder of Mandamus, LRF, who has made an offer to the other shareholders of Mandamus to acquire all outstanding shares. If LRF acquires more than 50% of the shares in Mandamus, the Company has an obligation to buy all such shares. The maximum amount of this offer amounts to SEK 1,726 million, for which the Company has issued a guarantee.

        In the middle of April 2003, the Company entered into an agreement to build two Panamax tanker vessels at a shipyard in China for delivery in 2005 and 2006, respectively.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

NOTE 28  ADDITIONAL US GAAP DISCLOSURES

        Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

        (a)  Income Taxes

        The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

                                                                                                AS OF DECEMBER 31,
                                                                                             2001              2002
                                                                                             ----              ----
                                                                                               (SEK IN MILLIONS)
     Deferred tax liabilities:
          Property, vessels and equipment.....................................              1,498             1,658
          Investments.........................................................                 93               112
          Provisions..........................................................                141               173
          Other...............................................................                 71                --
                                                                                            -----             -----
    Total deferred tax liabilities............................................              1,803             1,943

     Deferred tax assets:
          Property, vessels and equipment.....................................                137               122
          Tax loss carryforwards..............................................              1,422             2,055
          Investments.........................................................                 25                45
          Provisions..........................................................                364               247
          Other...............................................................                 16                12
          Less deferred tax assets not recognized.............................               (644)           (1,007)
                                                                                            -----           -------
    Net deferred tax assets...................................................              1,320             1,474

    Net deferred tax liability under US GAAP..................................                483               469
                                                                                              ===               ===

        (b)  Long-term Debt

        For Swedish GAAP purposes, certain borrowings that have formal repayment dates in 2002 have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. See Note 17. Those borrowings which amount to SEK 1,795 million, SEK 3,382 million and SEK 5,138 million at December 31, 2000, 2001 and 2002 respectively would be classified as short-term in a US GAAP consolidated balance sheet.

        (c) Comprehensive Income

        The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses and available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the year ended December 31, 2001 and 2002 was SEK 1,487 million and SEK 371 million, respectively.

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


        (d) Cash payments

    Cash paid for interest and taxes was as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                  2000             2001           2002
                                                                                  ----             ----           ----
                                                                                           (SEK IN MILLIONS)
Interest.........................................................                  661            1,153          1,014

Income taxes paid................................................                    4                4            117


        (e) Pensions

         The Group has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for US GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Disclosure about Pensions and Other Post-retirement Benefits."

      Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                             2001              2002
                                                                                             ----              ----
                                                                                               (SEK IN MILLIONS)
          Service cost........................................................                 48                41
          Interest cost.......................................................                125               128
          Expected return on plan assets......................................               (156)             (161)
          Net amortization and deferral.......................................                  5               (12)
                                                                                                -              ----
    Net periodic pension cost.................................................                 22                (4)
                                                                                               ==               ===


     The changes in benefit obligation are as follows:

                                                                                               AS OF DECEMBER 31,
                                                                                             2001              2002
                                                                                             ----              ----
                                                                                                (SEK IN MILLIONS)
    Benefit obligation at beginning of year...................................              2,671             2,172
          Service cost........................................................                 48                42
          Interest cost.......................................................                125               124
          Plan amendments.....................................................                 97                89
          Actuarial gain (loss)...............................................               (456)             (209)
          Benefit paid........................................................               (120)             (103)
                                                                                            -----             -----
    Benefit obligation at end of year.........................................              2,365             2,115

    Funded status.............................................................             (2,365)           (2,115)
    Additional minimum liability..............................................                 --               552
                                                                                            -----             -----
    Amounts recognized in the consolidated balance sheets
              as accrued pension liability ...................................              2,365             2,667
                                                                                            =====             =====

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


The change in fair value of plan assets are as follows:

                                                                                               AS OF DECEMBER 31,
                                                                                             2001              2002
                                                                                             ----              ----
                                                                                                (SEK IN MILLIONS)
    Assets at beginning of year...............................................              3,011             2,279
          Actual return on plan assets........................................               (405)             (419)
          Company contributions...............................................                  6                 1
          Members contributions...............................................                  1                 1
          Benefits paid.......................................................               (119)             (102)
          Other...............................................................                 (1)               --
                                                                                            -----             -----
    Assets at end of year.....................................................              2,493             1,760
                                                                                            =====             =====

Minimum liability:

                                                                                              AS OF DECEMBER 31,
                                                                                                               2002
                                                                                                               -----
                                                                                             (SEK IN MILLIONS)
    Accumulated benefit obligation............................................                                1,949
    Fair value of plan assets.................................................                               (1,761)
                                                                                                            -------
    Unfunded accumulated benefit obligation...................................                                  188
    Net amount recognized in statement of financial position..................                                  364
                                                                                                                ---
    Additional minimum liability..............................................                                  552
    Unrecognized prior service cost...........................................                                  (96)
                                                                                                               ----
    Adjustment to shareholders' equity........................................                                  456
                                                                                                                ===


              Assumptions used in the calculation of pension obligations are as follows:

                                                                                             2001              2002
                                                                                             ----              ----
    Weighted discount rate....................................................           5.5-5.8%              5.5%
    Expected long-term rate of return on assets...............................               7.0%              7.0%
    Rates of increase in compensation levels..................................               4.5%              4.5%


        (f) Recent issued U.S. accounting standards

         The Company adopted SFAS 142 and SFAS 144 in 2002. SFAS 142 eliminates the amortization of goodwill and intangible assets with indefinite economic useful lives and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include the disposal of an individual business. As a result of the adoption of SFAS 142 and SFAS 144 the amortization of the goodwill recognized in connection with the Company's acquisition of P&O Stena Line ceased as of January 1, 2002. No impairment charges resulted from the required transitional impairment evaluations. The following reflects the impact that SFAS 142 would have had on prior period net income:

                                                    YEAR ENDED                       YEAR ENDED
                                             DECEMBER 31, 2000                DECEMBER 31, 2001
                                             --------------------------------------------------
Reported net income under US GAAP                        3,602                              942


Cease equity investee goodwill amortization                 52                               52
                                                         -----                             ----

Adjusted net income under US GAAP                        3,654                              994

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

         In connection with the sale of the interest in P&O Stena Line on August 13, 2002, a portion of the cash proceeds was determined by reference to an interest factor for the period from January 1, 2002 to date of sale. For Swedish GAAP purposes, SEK 102 million was classified in the income statement as interest income. Under US GAAP, that amount would be considered a component of the proceeds from the sale of the interest in P&O Stena Line and accordingly, would be classified as part of the gain on the sale.

         In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

         In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

         In January 2003, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a Company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

The Company is evaluating the impact of applying FIN 46 to an existing VIE in which it acquired certain interests in December 2002 and has not yet completed this analysis. At this time, it is reasonably likely that the Company will be required to consolidate this VIE under US GAAP. The impact of the consolidation of the VIE under US GAAP would increase assets and liabilities by approximately $238 million. The VIE was formed principally for the limited purpose of investing primarily in debt securities and certain other eligible assets funded from the issuance by the VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. The Company believes that its maximum exposure to loss as a result of its association with the VIE is limited to approximately $36.1 million, which consists of its investment in certain tranches of debt issued by the VIE and the mandatorily redeemable preference shares.

In November 2002, the Emerging Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial position and the results of its operations.

REPORT OF INDEPENDENT ACCOUNTANTS ON SCHEDULES



The Board of Directors
Stena AB (publ)


Under date of April 25, 2003, we reported on the Consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2001 and 2002, and the related Consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2002, which are included in this Annual Report on Form 20-F. In connection with our audits of the afore-mentioned Consolidated financial statements, we also audited the related financial statement schedules in this Annual Report on Form 20-F. These financial statements schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic Consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



                                                /s/ Thord Elmersson
                                                -------------------
Gothenburg, Sweden                              Thord Elmersson
April 25, 2003                                  Authorized Public Accountant
                                                KPMG Bohlins AB

SCHEDULE II

                      STENA AB AND CONSOLIDATED SUBSIDIARIES         SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


DESCRIPTION                                        BALANCE AT                                  BALANCE AT
                                                    BEGINNING                                         END
                                                      OF YEAR      ADDITIONS    DEDUCTIONS        OF YEAR

                                                                      (SEK IN THOUSANDS)
Allowance for Doubtful Accounts:

December 31, 2000                                       9,909         16,117       (11,337)        14,689
December 31, 2001                                      14,689          9,403        (5,402)        18,690
December 31, 2002                                      18,690          4,896        (8,438)        15,148

Provisions for maintenance and repairs:

December 31, 2000                                      74,658         99,722       (41,883)       132,497
December 31, 2001                                     132,497         89,157       (12,891)       208,763
December 31, 2002                                     208,763                     (208,763)             0



Notes:

Additions includes foreign currency translation effect

SCHEDULE III

                      STENA AB AND CONSOLIDATED SUBSIDIARIES        SCHEDULE III
                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002
                                (SEK IN MILLIONS)

Notes:

(1)     Gross amount at which carried at end of the year:

                                                    YEAR ENDED DECEMBER 31,
                                                 2000        2001        2002
                                                 ----        ----        ----
                                                      (SEK IN MILLIONS)
        Balance at beginning of year            3,578       6,691       8,131
                                               -------------------------------
        Additions:
             Additions                          1,587       1,363         556
             Additions through Stena Line       1,571
             Foreign currency effect               11         243        (196)
                                               -------------------------------
                                                6,747       8,297       8,491
                                               -------------------------------
        Deductions:
             Disposals                             56         166         243
             Dividend                                                       2
                                               -------------------------------
                                                   56         166         245
                                               -------------------------------

                                               -------------------------------
        Balance at end of year                  6,691       8,131       8,246
                                               ===============================

(2)     Accumulated depreciation:

                                                    YEAR ENDED DECEMBER 31,
                                                 2000        2001        2002
                                                 ----        ----        ----
                                                      (SEK IN MILLIONS)
        Balance at beginning of year              118         167         326
             Depreciation charged                  58         120         148
             Properties sold                       (3)         (6)        (14)
             Foreign currency effect               (6)         45         (35)
                                               -------------------------------
                                                  167         326         425
                                               ===============================

                     STENA AB AND CONSOLIDATED SUBSIDIARIES
                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002

DESCRIPTION                       ENCUMBRANCES     INITIAL COST             COSTS          TOTAL        ACCUMULATED       NET BOOK
                                                     TO COMPANY       CAPITALISED                      DEPRECIATION          VALUE

Property data                       (Mortgages)   Buildings and      Improvements           ( 1 )              ( 2 )
                                                           land
                                          TSEK             TSEK              TSEK           TSEK               TSEK
SIBV, enclosure no 1                 1,299,096        1,270,592            61,477      1,332,069            -97,129      1,234,939
SFNAB, enclosure no 2                  610,011          517,435             3,685        521,120            -28,868        492,252
SFAB, enclosure no 3                         0            8,495                 0          8,495                  0          8,495
SFFAB, enclosure nr 4                2,067,405        1,966,283           559,323      2,525,606           -114,023      2,411,583
SPBV, enclosure no 5                   374,304          407,827            28,972        436,799            -13,900        422,899
SFSAB, enclosure no 6                  880,760        1,333,494                 0      1,333,494            -25,653      1,307,841
SFHKB, enclosure no 7                  222,900          351,345                 0        351,345             -3,862        347,483
Stena Line, enclosure no 8                            1,713,526                 0      1,659,526           -131,603      1,527,923
NMM, Glasgow                                             21,064            24,251         45,315             -4,782         40,533
Stena Drilling, Aberdeen                                 14,651               448         15,099             -4,871         10,228
ScanPort, Puttgarden                                     15,296                           15,296                            15,296
EuroPort, Rodby                                           1,856                            1,856                             1,856

TOTAL                                5,454,476        7,621,863           678,156      8,246,019           -424,690      7,821,329



                                  SCHEDULE III

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002

DESCRIPTION              ENCUMBRANCES    INITIAL COST          COSTS       TOTAL    ACCUMULATED     DATE OF       DATE       LIFE ON
                                           TO COMPANY    CAPITALISED               DEPRECIATION        CON-   ACQUIRED         WHICH
                                                                                                  STRUCTION             DEPRECIATION
Property data              (Mortgages)  Buildings and   Improvements                                                     IS COMPUTED
                                                 land
                                 TSEK            TSEK           TSEK        TSEK           TSEK
Atoomweg                       98,698          83,179              0      83,179           -569        1979      07/02     100 years
Avio Trade Park               127,018         107,063          4,322     111,385        -17,124        1990      02/90     100 years
Avio Trade Park 2              50,751          42,771             99      42,870         -2,397        1986      04/98     100 years
Brain Park                     51,224          43,170            928      44,097         -6,244        1989      11/89     100 years
Eisenhowerlaan                 21,110          30,644              0      30,644           -489        1979      01/02     100 years
Haspelslaan                    51,956          69,782              0      69,782         -1,237        1986      07/01     100 years
Ottho Heldringstraat           48,179          39,254              0      39,254         -5,766        1990      01/90     100 years
Keizersgracht                  37,264          31,405          5,169      36,574         -5,350        1750      10/88     100 years
Kiotoweg                       64,010          53,945              0      53,945           -269        2002      08/02     100 years
Koninginnegracht 10            17,234          14,524         11,623      26,147         -1,480        1984      06/98     100 years
Koninginnegracht 12            40,879          25,443         11,031      36,474         -1,404        1984      06/98     100 years
Koninginnegracht 13            33,395          28,144             29      28,174         -1,683        1990      12/97     100 years
Koninginnegracht 14            35,373          47,509              0      47,509           -758        1994      09/01     100 years
Koninginnegracht 23            23,014          32,696              0      32,696           -519        1971      01/02     100 years
Markthalle                     47,001          89,230          2,824      92,054        -20,123        1987      12/87     100 years
Nacap                          30,208          25,458          1,687      27,145         -4,051        1989      07/89     100 years
New York, Lijnden              86,837          73,183             29      73,212           -785        2001      12/01     100 years
Park Voorn                     56,327          47,470              0      47,470         -7,739        1989      10/89     100 years
Paviljoensgracht               76,127          64,157            967      65,124         -2,289        1981      12/99     100 years
San Francisco, Linjden         33,636          28,347              0      28,347           -332        2002      03/02     100 years
Schipolweg                          0          67,854              0      67,854              0        1986      12/02     100 years
Stadhouderskade                80,403          67,760          6,210      73,970         -4,996        1928      10/96     100 years
Veraartlaan                    26,823          22,605          1,981      24,586           -929        1978      08/99     100 years
Volmerlaan                     35,874          35,355         14,520      49,875         -5,485        1978      02/90     100 years
Wilhelminalaan                 71,832          54,198             58      54,257         -3,931        1979      05/97     100 years
Zeestraat                      53,922          45,444              0      45,444         -1,184        1982      10/00     100 years

TOTAL SIBV                  1,299,096       1,270,592         61,477   1,332,069        -97,129



                                  SCHEDULE III
                                     encl 1

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002


DESCRIPTION         ENCUMBRANCES      INITIAL COST           COSTS      TOTAL    ACCUMULATED      DATE OF       DATE        LIFE ON
                                        TO COMPANY     CAPITALISED              DEPRECIATION         CON-   ACQUIRED          WHICH
                                                                                                STRUCTION              DEPRECIATION
Property data         (Mortgages)    Buildings and    Improvements                                                      IS COMPUTED
                                              land
                            TSEK              TSEK            TSEK       TSEK           TSEK
Erstavik  26:  8          19,000            16,032              10     16,042           -877      1971-75      12/96      100 years
Erstavik  26:  9          17,578            17,149              20     17,169           -941      1971-75      12/96      100 years
Erstavik  26: 10          17,300            16,552              20     16,572           -907      1971-75      12/96      100 years
Erstavik  26: 11          41,000            32,632              30     32,662         -1,790      1971-75      12/96      100 years
Erstavik  26: 12          36,700            31,121                     31,121         -1,706      1971-75      12/96      100 years
Erstavik  26: 13          35,300            27,907              20     27,927         -1,531      1971-75      12/96      100 years
Erstavik  26: 14          31,700            24,969              50     25,019         -1,374      1971-75      12/96      100 years
Erstavik  26: 15          32,308            24,594              20     24,614         -1,350      1971-75      12/96      100 years
Erstavik  26: 16          32,300            24,541              50     24,591         -1,348      1971-75      12/96      100 years
Erstavik  26: 17          32,000            25,221              40     25,261         -1,386      1971-75      12/96      100 years
Erstavik  26: 18          35,900            30,169                     30,169         -1,654      1971-75      12/96      100 years
Erstavik  26: 20           4,500             4,311                      4,311           -236      1971-75      12/96      100 years
Erstavik  26: 28          13,100            16,128                     16,128           -883      1971-75      12/96      100 years
Erstavik  26: 29          13,225            16,264              40     16,304           -893      1971-75      12/96      100 years
Erstavik  26: 30          13,100            16,212              20     16,232           -889      1971-75      12/96      100 years
Erstavik  26:109          35,100            27,675              10     27,685         -1,518      1971-75      12/96      100 years
Erstavik  26:110          35,000            28,578              60     28,638         -1,569      1971-75      12/96      100 years
Erstavik  26:111          31,000            24,571              30     24,601         -1,349      1971-75      12/96      100 years
Erstavik  26:113          33,100            26,058                     26,058          -1429      1971-75      12/96      100 years
Erstavik  26:115          33,000            26,618              50     26,668          -1462      1971-75      12/96      100 years
Erstavik  26:117          34,000            27,035              30     27,065          -1483      1971-75      12/96      100 years
Erstavik  26:118          33,800            26,924              10     26,934          -1476      1971-75      12/96      100 years
Erstavik  26:434                             6,174           3,175      9,349           -817      1971-75      12/96      100 years
Erstavik  26:488                                 0                          0              0      1971-75      12/96      100 years

TOTAL SFNAB              610,011           517,435           3,685    521,120        -28,868




                                  SCHEDULE III
                                     encl 2

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002

DESCRIPTION        ENCUMBRANCES       INITIAL COST           COSTS    TOTAL     ACCUMULATED      DATE OF        DATE         LIFE ON
                                        TO COMPANY     CAPITALISED             DEPRECIATION         CON-    ACQUIRED           WHICH
                                                                                               STRUCTION                DEPRECIATION
Property data        (Mortgages)     Buildings and    Improvements                                                       IS COMPUTED
                                              land
                           TSEK               TSEK            TSEK     TSEK            TSEK
Lerum 1:246-247               0              8,495               0    8,495               0    Under con           0               0

TOTAL  SFAB                   0              8,495               0    8,495               0





                                  SCHEDULE III
                                     encl 3

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002

DESCRIPTION               ENCUM-     INITIAL COST           COSTS      TOTAL     ACCUMULATED    DATE OF         DATE         LIFE ON
                         BRANCES       TO COMPANY     CAPITALISED               DEPRECIATION       CON-     ACQUIRED           WHICH
                                                                                              STRUCTION                 DEPRECIATION
Property data         (Mortgages)   Buildings and    Improvements                                                        IS COMPUTED
                                             land
                            TSEK             TSEK            TSEK       TSEK            TSEK
Jarnbrott 126:4           14,699           11,569           2,104     13,673            -966       1961     01/01/81       100 years
Kalleback 7:8             10,505            6,381             264      6,645            -508       1964     01/01/81       100 years
Hogsbo 8:9                 4,690            5,476           9,595     15,071            -577       1971     01/01/81       100 years
Kalleback 12:4             9,000            7,828             422      8,250            -637       1960     31/12/83       100 years
Kvillebacken 12:2          9,200           16,163           3,290     19,453          -1,479       1961     30/09/84       100 years
Biskopsgarden 46:4        16,680           10,446          12,442     22,888          -1,804    1968/73     31/12/85       100 years
Stampen 26:2              96,000           61,871           4,954     66,825          -5,038       1988     01/01/94       100 years
Jarnbrott 164:22          20,000           26,388             151     26,539          -2,308       1966     01/02/94       100 years
Sannegarden 15:4           9,759                0               0          0               0       1973     01/01/83       100 years
Sannegarden 15:5          18,750           37,149           2,357     39,506          -2,639       1973     01/01/83       100 years
Sannegarden 22:19          6,915                0               0          0               0       1973     01/01/83       100 years
Partille 3:234-5               0               84               0         84               0                01/01/83       100 years
Tornbotten 312 mfl             0              -47               0        -47               0                01/05/83       100 years
Askim 70:4-6             133,950          141,295           1,668    142,963          -4,145    1968/98     01/01/00       100 years
Askim 70:1                     0                1               0          1               0    1968/98     01/01/00       100 years
Askim 59:38                    0              889              81        970             -32    1968/98     01/01/00       100 years
Kardemumman 1-2           15,000           15,379               0     15,379            -366       1990     01/07/00       100 years
Ugglum 14:15               4,000            4,963           2,118      7,081            -422       1982     01/04/88       100 years
Linkarven 6                8,300            9,525             559     10,084            -848       1990     01/04/90       100 years
Jarnbrott 144:5            8,625            7,408              94      7,502            -552       1963     01/08/83       100 years
Kalleback 4:1             12,110           13,013           1,873     14,886          -1,038       1963     01/08/83       100 years
Karra 78:3                16,420           13,294           7,821     21,115          -2,154       1973     01/04/86       100 years
Kobbegarden 257:3         28,500           17,926           1,031     18,957          -1,184       1970     01/08/81       100 years
Kobbegarden 257:1         30,000                0               0          0               0       1970     01/08/81       100 years
Kobbegarden 257:2         25,000           32,851           1,925     34,776          -2,180       1970     01/08/81       100 years



                                  SCHEDULE III
                                     encl 4

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002


DESCRIPTION           ENCUMBRANCES                            COSTS      TOTAL    ACCUMULATED    DATE OF         DATE        LIFE ON
                                                        CAPITALISED              DEPRECIATION       CON-     ACQUIRED          WHICH
                                                                                               STRUCTION                DEPRECIATION
Property data           (Mortgages)   Buildings and    Improvements                                                      IS COMPUTED
                                               land
                              TSEK             TSEK            TSEK       TSEK           TSEK
Askim 70:2                  17,181                0               0          0              0       1968     01/08/81      100 years
Askim 70:3                  33,195           38,275           4,233     42,508         -2,664       1968     01/08/81      100 years
Kobbegarden 6:139           10,900            6,703          11,020     17,723         -1,351       1974     01/03/86      100 years
Backa 110:2                  3,600            4,442              11      4,453           -593       1975     01/03/88      100 years
Hogsbo 8:10                  1,150            4,620              68      4,688           -225       1960     01/01/90      100 years
Gullbergsvass 5:121         78,000           77,502          13,194     90,696         -7,220       1988     01/04/94      100 years
Kobbegarden 6:3            120,000          125,329          32,736    158,065         -7,577       1970        12/97      100 years
Helsingor 10                15,000           12,635           2,358     14,993           -801       1964     01/05/81      100 years
Kockum 20                    8,996            7,268           1,105      8,373           -408       1960     01/05/81      100 years
Concordia 16                     0            1,814             527      2,341           -120    1929/42     01/05/81      100 years
Kockum 21/22                11,700           10,473           2,007     12,480           -597       1962     01/01/82      100 years
Bjuro 9                      4,500            4,797           8,398     13,195         -1,146       1964        11/82      100 years
Jarnet 2                    14,050              798          16,147     16,945         -1,211       1991        12/83      100 years
Bilden 10                   21,000            4,563          16,091     20,654         -1,323       1963        04/84      100 years



Almen 20                    15,375            8,912           8,639     17,551         -1,056       1966        05/81      100 years
Frans Suell 14             135,000           35,853          92,934    128,787         -6,880    1906/36        02/91      100 years
Frans Suell 8                    0           20,590               0     20,590           -104    1900/79        02/94      100 years
Frans Suell 10                   0           20,837           4,407     25,244         -3,411    1900/79        02/95      100 years
Brudbuketten 6                   0            7,506           3,098     10,604           -689       1991        05/92      100 years
Solbacken 22                 6,000            7,125           3,662     10,787           -719       1964        05/92      100 years

Mariedal 3                   6,900            5,296           1,365      6,661           -442       1936        10/93      100 years
Viske 8, 9                   7,325            9,622             828     10,450           -592       1936        10/93      100 years
Marskalken 7                10,000           10,192           3,753     13,945           -765       1937        05/94      100 years
Flygfaltet 3                 3,940            4,632           1,823      6,455           -490    1960/70        05/95      100 years



                                  SCHEDULE III
                                     encl 4

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002

DESCRIPTION         ENCUMBRANCES                            COSTS      TOTAL    ACCUMULATED    DATE OF        DATE        LIFE ON
                                                      CAPITALISED              DEPRECIATION       CON-    ACQUIRED          WHICH
                                                                                             STRUCTION               DEPRECIATION
Property data         (Mortgages)   Buildings and    Improvements                                                     IS COMPUTED
                                             land
                            TSEK             TSEK            TSEK       TSEK           TSEK
Pilakern 1                65,700           33,364          19,725     53,089         -2,640       1959       05/81      100 years
Pilakern 2                   125              126           1,395      1,521            -44    1960/70       05/81      100 years
Almen 16                   5,400            4,701             462      5,163           -268       1961       05/81      100 years
Leonard 1                147,000                0                          0                      1970       11/00      100 years
Abel 14                   63,000          167,297          20,331    187,628         -5,784       1973       11/00      100 years
Abel 15                   35,000          124,363           8,439    132,802           -296       1973       11/00      100 years
Ulla 7                     8,000            8,818           1,156      9,974           -611    1960/70       01/99      100 years
Stjarnehus 8              21,000           27,311              65     27,376            -88    1960/70       01/99      100 years
Korpen 39                  9,000           11,783             682     12,465            -73    1960/70       01/99      100 years
Laboratorn 4              16,800           25,485             678     26,163           -157    1960/70       01/99      100 years
Professorn 12             11,900           18,321           1,542     19,863           -157    1960/70       01/99      100 years

Frukten 9                    790            5,326                      5,326            -20    1960/70       01/99      100 years
Flygfaltet 8                   0                0               0          0              0       1961       07/87      100 years
Flygfaltet 2               1,500            4,383              38      4,421           -595       1961       07/87      100 years
Flygfaltet 7               6,750            6,637                      6,637           -154       1989       08/00      100 years
David 19,20 o 29          22,000           11,688           2,183     13,871           -707    1929/34       01/81      100 years
Hillerod 12                5,250            4,982             359      5,341           -314       1962       01/81      100 years

Nyborg 22                 15,000           14,013           1,091     15,104           -903       1968       08/82      100 years
Solbacken 13               2,700            4,653           4,277      8,930           -645       1965       06/86      100 years
Bronsyxan 16               5,950           12,773           3,743     16,516         -1,168       1975       10/87      100 years
Hymnen 1                  22,400           10,762          14,604     25,366         -1,802    1960/70       05/94      100 years
Kantaten 1                42,000           21,472          19,377     40,849         -2,620    1960/70       05/94      100 years
Kantaten 2                33,600           15,624          14,670     30,294         -1,980    1960/70       05/94      100 years
Kantaten 3                37,800           17,407          17,069     34,476         -2,368    1960/70       05/94      100 years
Kantaten 6                27,300           15,397          15,562     30,959         -1,988    1960/70       05/94      100 years



                                  SCHEDULE III
                                     encl 4

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002


DESCRIPTION             ENCUM-     INITIAL COST            COSTS        TOTAL     ACCUMULATED    DATE OF         DATE       LIFE ON
                       BRANCES       TO COMPANY      CAPITALISED                 DEPRECIATION       CON-     ACQUIRED         WHICH
                                                                                               STRUCTION               DEPRECIATION
Property data       (Mortgages)   Buildings and     Improvements                                                        IS COMPUTED
                                           land
                          TSEK             TSEK             TSEK         TSEK            TSEK
Docenten 6              10,500            7,856            9,579       17,435          -1,004    1960/70        01/97     100 years
Laboratorn 2            14,700           10,677           12,254       22,931          -1,318    1960/70        01/97     100 years
Professorn 9            15,400           10,191           11,387       21,578          -1,370    1960/70        01/97     100 years
Professorn 11           16,800           13,862           10,123       23,985          -1,525    1960/70        01/97     100 years
Laboratorn 3            13,800           14,256           12,113       26,369          -1,633    1960/70        01/97     100 years
Altona 20 & 21          91,700           72,168           73,986      146,154          -7,539       1966        09/98     100 years
Pontus 20               91,125          126,947                       126,947          -1,649       1935        04/01     100 years
Sporren 4               49,000           85,995                        85,995          -1,502       1958        04/01     100 years
Luggude 8               20,000           27,500                        27,500            -357       1967        04/01     100 years
Hamplingen 15           12,750           17,015                        17,015            -236       1964        04/01     100 years
Utanverket 13           48,750           69,000                        69,000            -235       1958        04/01     100 years
Kolga 6                 55,000           74,494            1,280       75,774          -1,012       1935        04/01     100 years

TOTAL SFFAB          2,067,405        1,966,283          559,323    2,525,606        -114,023







                                  SCHEDULE III
                                     encl 4

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002

DESCRIPTION                   ENCUMBRANCES    INITIAL COST         COSTS    TOTAL   ACCUMULATED    DATE OF      DATE       LIFE ON
                                                TO COMPANY   CAPITALISED           DEPRECIATION       CON-  ACQUIRED         WHICH
                                                                                                 STRUCTION            DEPRECIATION
Property data                   (Mortgages)  Buildings and  Improvements                                               IS COMPUTED
                                                      land
                                      TSEK            TSEK          TSEK     TSEK          TSEK
Rue Brasseur, Luxemburg            161,411         158,149        -4,343  153,806        -4,074       1992     11/89     100 years
Sophia Antipolis, Nice              14,585          15,754           661   16,414        -1,018       1989     04/92     100 years
Subbelratherstrasse, Koln           22,473          24,662         2,505   27,166          -605       1957     03/90     100 years
Mundelheimerw, Duesseldorf          46,820          52,949             0   52,949        -3,885       1987     07/91     100 years
Schlessstrasse, Duesseldorf         60,865          67,335         8,974   76,310        -2,798       1984     06/89     100 years
WTC Sophia Antipolis                68,149          77,985        21,176   99,161        -1,519       1990     12/00     100 years
Cumulative Interest
  Capitalised                            0          10,993                 10,993          -880

TOTAL STENA PROPERTY BV            374,304         407,827        28,972  436,799       -13,900


                                  SCHEDULE III
                                     encl 5

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002


DESCRIPTION             ENCUMBRANCES     INITIAL COST          COSTS       TOTAL    ACCUMULATED    DATE OF        DATE       LIFE ON
                                           TO COMPANY    CAPITALISED               DEPRECIATION       CON-    ACQUIRED         WHICH
                                                                                                 STRUCTION              DEPRECIATION
Property data             (Mortgages)   Buildings and   Improvements                                                     IS COMPUTED
                                                 land
                                TSEK             TSEK           TSEK        TSEK           TSEK
Dillen 2                      80,000          125,302                    125,302         -4,209    1960/70       04/99     100 years
Entitan 1                     87,500          138,300                    138,300         -4,599    1960/70       04/99     100 years
Blackebergs Gard 1            15,975           20,920                     20,920           -414       1902       04/00     100 years
Forellen 2                    31,500           36,680                     36,680           -776       1981       04/00     100 years
Marknaden 1                   70,000          104,400                    104,400         -1,866       1971       04/00     100 years
Medicinaren 14                15,000           16,162                     16,162           -396       1990       04/00     100 years
Ruddammen 29                  45,675           58,696                     58,696         -1,130       1940       04/00     100 years
Vendelso 3:1716               12,000           17,589                     17,589           -440       1991       04/00     100 years
Hagern Storre 16             350,000          400,516                    400,516         -9,009       1990       04/00     100 years
Tempelriddareorden 1          17,500           26,144                     26,144           -283       1964       12/01     100 years
Tempelriddareorden 2          12,110           17,482                     17,482           -189       1964       12/01     100 years
Tempelriddareorden 3          32,900           49,556                     49,556           -536       1964       12/01     100 years
Tempelriddareorden 4          26,600           38,642                     38,642           -418       1964       12/01     100 years
Tempelriddareorden 6          12,950           19,326                     19,326           -209       1964       12/01     100 years
Tempelriddareorden 7          32,900           48,879                     48,879           -530       1964       12/01     100 years
Tempelriddareorden 8          16,450           25,177                     25,177           -273       1964       12/01     100 years
Tempelriddareorden 9          19,950           31,505                     31,505           -341       1964       12/01     100 years
Soderbymalm 3:468                  0          155,000                    155,000              0                  12/02     100 years
Grona rutan 1                  1,750            3,218                      3,218            -35       1964       12/01     100 years

TOTAL  SFSAB                 880,760        1,333,494              0   1,333,494        -25,653



                                  SCHEDULE III
                                     encl 6

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002


DESCRIPTION                  ENCUMBRANCES    INITIAL COST          COSTS     TOTAL    ACCUMULATED    DATE OF      DATE       LIFE ON
                                               TO COMPANY    CAPITALISED             DEPRECIATION       CON-  ACQUIRED         WHICH
                                                                                                   STRUCTION            DEPRECIATION
Property data                  (Mortgages)  Buildings and   Improvements                                                 IS COMPUTED
                                                     land
                                     TSEK            TSEK           TSEK      TSEK           TSEK
Haninge Soderbymalm 6:9             2,133          13,390                   13,390           -142       1955     07/01     100 years
Haninge Soderbymalm 6:10            3,979          24,720                   24,720           -269       1956     07/01     100 years
Haninge Soderbymalm 3:328           1,648           9,270                    9,270            -99       1956     07/01     100 years
Haninge Soderbymalm 3:329           1,848          11,330                   11,330           -119       1956     07/01     100 years
Haninge Soderbymalm 3:333           1,602           9,270                    9,270           -101       1957     07/01     100 years
Haninge Soderbymalm 3:372           1,990          10,300                   10,300           -112       1964     07/01     100 years
Haninge Soderbymalm 3:337          34,000          44,290                   44,290           -493       1964     07/01     100 years
Haninge Soderbymalm 9:1            23,250          29,870                   29,870           -328       1964     07/01     100 years
Haninge Soderbymalm 9:2            22,500          28,840                   28,840           -316       1964     07/01     100 years
Haninge Soderbymalm 6:13           10,500          14,573                   14,573           -156       1964     07/01     100 years
Haninge Soderbymalm 6:14           18,750          26,030                   26,030           -291       1964     07/01     100 years
Haninge Soderbymalm 6:15           11,250          15,624                   15,624           -172       1962     07/01     100 years
Haninge Soderbymalm 6:16            6,000           8,331                    8,331            -90       1962     07/01     100 years
Haninge Soderbymalm 7:16           34,500          47,694                   47,694           -515       1963     07/01     100 years
Haninge Soderbymalm 3:395           9,750          13,523                   13,523           -149       1967     07/01     100 years
Haninge Soderbymalm 3:476          39,200          44,290                   44,290           -510       1985     07/01     100 years

TOTAL SFHKB                       222,900         351,345                  351,345         -3,862




                                  SCHEDULE III
                                     encl 7

                      PROPERTY AND ACCUMULATED DEPRECIATION
                                DECEMBER 31, 2002


DESCRIPTION               ENCUMBRANCES    INITIAL COST          COSTS       TOTAL    ACCUMULATED     DATE OF       DATE      LIFE ON
                                            TO COMPANY    CAPITALISED               DEPRECIATION        CON-   ACQUIRED        WHICH
                                                                                                   STRUCTION            DEPRECIATION
Property data               (Mortgages)  Buildings and   Improvements                                                    IS COMPUTED
                                                  land
                                  TSEK            TSEK           TSEK        TSEK           TSEK
Hotel Fredrikshavn                             235,100                    235,100        -30,637                            50 years
Hotel Grena                                     37,000                     37,000         -2,309                            50 years
Other buildings, Denmark                        25,713                     25,713                                           50 years
Land improvements                               30,111                     30,111         -7,353                            20 years

Port of Stranraer                              184,111                    184,111        -53,798                            20 years
Port of Holyhead                             1,095,218                  1,095,218       -327,603                            20 years
Port of Fishguard                              272,528                    272,528        -97,226                            20 years

Hook of Holland                                 50,598                     50,598        -35,218                            20 years
Port of Helsingborg                             57,579                     57,579        -31,701                            20 years
Port of Trelleborg                              76,879                     76,879        -47,790                            20 years
Port of Gothenburg                              36,608                     36,608        -14,886                            20 years


TOTAL                                0       2,101,445              0   2,101,445       -648,522

Elim on consolidation
  Oct 31, 2000                                -387,919                   -387,919        387,919
Elim on consolidation
  Dec 31, 2002                                                            -54,000        129,000

TOTAL STENA LINE                     0       1,713,526              0   1,659,526       -131,603


                                  SCHEDULE III
                                     encl 8