Form 20-F
period 2003-12-31
STENA AB
filed 2004-06-14
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

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
9 5/8% Senior Notes due 2012 and 7½% Senior Notes due 2013
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

50,000 ordinary shares, par value SEK 100 per share
(as of December 31, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17         Item 18

Introduction

Unless otherwise indicated, all references in this Annual Report to "we," "us," "our," and similar terms, as well as references to the "Company," refer to Stena AB (publ) ("Stena AB") and its subsidiaries.

Forward-looking Information

This Annual Report includes statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as "forward-looking statements" by the use of forward-looking terminology including terms such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "plan," "project," "predict," "will" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, changes in general economic and business conditions; changes in laws and regulations; changes in currency exchange rates and interest rates; risks incident to vessel operations, including discharge of pollutants; introduction of competing services or products by other companies; changes in trading or travel patterns; increases of costs of operations or the inability to meet efficiency or cost reduction objectives, changes in our business strategy and various other factors listed in this Annual Report and in our reports filed with the Securities and Exchange Commission (the "SEC") from time to time. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, nor assume any obligation, to revise these forward-looking statements to reflect any future events or circumstances.

PART I

Item. 1    Identity of Directors, Senior Management and Advisors

Not applicable.

Item. 2    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

The following selected consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2003 has been derived from the audited financial statements. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"), which differs, in certain significant respects, from generally accepted accounting principles in the United States ("US GAAP"). Reconciliation of such differences which significantly affect the determination of stockholders' equity as of December 31, 2002 and 2003 and net income for the years ended December 31, 2001, 2002 and 2003 is set forth in Note 31 to our Consolidated Financial Statements.

Currency of Presentation

Stena AB maintains its Consolidated Financial Statements in Swedish kronor. In this Annual Report, references to "SEK" are to Swedish kronor, references to "US dollars," "dollars," "US$" or "$" are to US dollars, references to "EUR" and "euro" are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on European Union, references to "DKK" are to Danish Kronor and references to "(pounds sterling)," "pounds sterling" or "GBP" are to British pounds. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into US dollars at specified rates. No representation is made that the Swedish kronor amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of Swedish kronor into US dollars have been made at $1.00 = SEK 7.1950, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2003. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

SELECTED FINANCIAL DATA

	1999	2000	2001	2002	2003	2003
	SEK	SEK	SEK	SEK	SEK	$(1)
	(in millions)
CONSOLIDATED GROUP (2)
INCOME STATEMENT DATA (SWEDISH GAAP):
Total revenues	4,274	5,760	13,104	13,425	13,619	1,893
Direct operating expenses	(1,970)	(3,177)	(8,829)	(9,020)	(9,333)	(1,297)
Selling and administrative expenses	(344)	(510)	(1,421)	(1,468)	(1,522)	(212)
Depreciation and amortization	(728)	(1,064)	(1,605)	(1,764)	(1,742)	(242)
Total operating expenses	(3,042)	(4,607)	(11,837)	(12,252)	(12,597)	(1,751)
Income from operations	1,232	1,153	1,267	1,173	1,022	142
Share of affiliated companies' results	(70)	(864)	131	51	—	—
Gain on sale of affiliated company	—	3,174	—	601	—	—
Interest income	103	206	120	212	85	12
Interest expense	(593)	(649)	(913)	(1,036)	(824)	(115)
Other financial items (3)	55	234	196	(1)	233	33
Minority interest	(1)	123	4	1	2	—
Income before taxes	726	3,377	805	1,001	518	72
Net income	826	3,097	1,410	1,031	519	72
BALANCE SHEET DATA (SWEDISH GAAP):
Cash and marketable securities (4)	1,102	2,555	3,635	3,499	4,568	634
Total assets	19,884	30,805	35,062	30,664	30,127	4,187
Total debt (5)	12,408	15,878	19,028	14,756	14,826	2,061
Stockholders' equity	5,631	9,270	11,110	11,589	11,470	1,594
OTHER DATA (SWEDISH GAAP):
Capital expenditures	(3,146)	(3,266)	(3,875)	(2,359)	(3,148)	(437)
Cash dividends received (6)	29	—	—	52	—	—
Cash dividends declared	—	33	50	50	60	8
Non-recurring items, received in cash	—	10	—	—	—	—
Cash flow from operating activities	876	1,410	1,026	2,143	1,790	249
Cash flow from investing activities	(1,405)	2,821	(1,998)	936	(3,556)	(494)
Cash flow from financing activities	568	(3,351)	2,014	(3,164)	1,444	200
CONSOLIDATED AMOUNTS (US GAAP):
Income from operations	1,346	1,080	1,328	1,106	1,012	141
Net income	1,036	3,602	942	1,413	316	44
Total assets	18,880	30,289	34,049	30,401	30,761	4,275
Stockholders' equity	4,734	8,915	10,352	10,671	10,954	1,522

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1950, the Noon Buying Rate on December, 31 2003.

(2)	The Consolidated group includes from October 31, 2000 the Stena Line group.

(3)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), but excluding interest income and interest expense.

(4)	Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.

(5)	Total debt includes short-term debt, long-term debt and capitalized lease obligations, current and noncurrent.

(6)	Cash dividends received excludes dividends received on investments held for trading purposes, but includes dividends from strategic investments which up to April 2000 and October 2000, respectively, included Coflexip and Stena Line only.

Restricted Group Data

We issued $175 million 8¾% Senior Notes due 2007 on October 1, 1997, $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002 and $175 million 7½% Senior Notes due 2013 on December 3, 2003 (collectively, the "Notes"). In October 2003, we redeemed the outstanding $175 million 8¾% Senior Notes at a redemption price of 102.917% plus accrued interest to but excluding the date of redemption. Restricted Group Data represents our selected consolidated financial information excluding the property business segment (with the exception of one property) and, with effect from January 1, 2003, two subsidiaries, Simplon Ltd. and Stena Adactum AB, whose activities consist primarily of investing in securities. Our property operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were issued (the "Indentures"), the subsidiaries through which the property operations are conducted, together with Simplon Ltd. and Stena Adactum AB, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures.

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

SELECTED FINANCIAL DATA

	2001	2002	2003	2003
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
INCOME STATEMENT DATA (SWEDISH GAAP):
Revenues from operations	12,133	12,400	12,451	1,730
Net gain on sale of vessels	155	48	114	16
Total revenues	12,288	12,448	12,565	1,746
Direct operating expenses	(8,541)	(8,677)	(8,960)	(1,245)
Selling and administrative expenses	(1,360)	(1,397)	(1,448)	(201)
Depreciation and amortization	(1,552)	(1,703)	(1,667)	(232)
Total operating expenses	(11,435)	(11,777)	(12,075)	(1,678)
Income from operations	853	671	490	68
Share of affiliated companies´ results	131	51	—	—
Gain on sale of affiliated company	—	601	—	—
Interest income	112	207	122	17
Interest expense	(671)	(773)	(585)	(82)
Other financial items	197	(2)	163	23
Total financial income and expense	(362)	(568)	(300)	(42)
Minority interest	4	1	2	—
Income before taxes	626	756	192	26
Net income	1,251	855	274	38

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1950, the Noon Buying Rate on December, 31 2003.

	2001	2002	2003	2003
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
BALANCE SHEET DATA (SWEDISH GAAP):
Tangible fixed assets	19,433	16,860	15,927	2,214
Investments in affiliated companies	2,184	—	—	—
Marketable securities	1,077	1,076	315	44
Other non-current assets	1,880	2,016	2,549	354
Total non-current assets	24,574	19,952	18,791	2,612
Short-term investments	376	321	327	45
Cash and cash equivalents	2,131	1,880	1,623	226
Other current assets	3,126	3,458	4,151	577
Total current assets	5,633	5,659	6,101	848
Total assets	30,207	25,611	24,892	3,460
Total stockholders' equity	11,300	11,723	11,533	1,603
Deferred income taxes	561	449	838	116
Long-term debt	11,640	9,836	9,579	1,332
Other non-current liabilities	858	415	328	46
Total non-current liabilities	12,498	10,251	9,907	1,378
Short-term debt	2,719	253	357	49
Other current liabilities	3,129	2,935	2,257	314
Total current liabilities	5,848	3,188	2,614	363
Total stockholders' equity and liabilities	30,207	25,611	24,892	3,460

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1950, the Noon Buying Rate on December 31, 2003.

	2001	2002	2003	2003
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
CONSOLIDATED STATEMENT OF CASH FLOW:
Net income	1,251	855	274	38
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,552	1,703	1,667	232
Share of affiliated companies´ results	(131)	(51)	—	—
(Gain) on sale of affiliated company	—	(601)	—	—
(Gain) on sale of subsidiary	5	—	—	—
(Gain)/loss on sale of property, vessels and equipment	(153)	(48)	(114)	(16)
(Gain)/loss on securities, net	(107)	77	(138)	(19)
Unrealized foreign exchange (gains) losses	56	413	257	35
Deferred income taxes	(691)	(138)	(114)	(16)
Minority interest	(4)	(1)	(2)	—
Other non cash items	(392)	(2)	139	19
Net cash flows from trading securities	(227)	44	11	2
Changes in working capital	(247)	(424)	(886)	(123)
Net cash provided by/(used in) operating activities	912	1,827	1,094	152
Net cash flows from investing activities:
Cash proceeds from sale of property, vessels and equipment	566	653	738	103
Capital expenditure on property, vessels and equipment	(2,558)	(1,840)	(2,860)	(398)
Purchase of subsidiary net of cash acquired	(212)	—	—	—
Proceeds from sale of subsidiary	499	—	—	—
Proceeds from sale of affiliated company	—	2,711	—	—
Proceeds from sale of securities	948	557	869	121
Purchase of securities	(675)	(735)	(707)	(98)
Purchase of non-current assets	(100)	(39)	(190)	(27)
Decrease of non-current assets	695	22	—	—
Other investing activities	(82)	(238)	(151)	(21)
Net cash used in investing activities	(919)	1,091	(2,301)	(320)
Net cash flows from financing activities:
Proceeds from issuance of debt	2,560	2,633	1,795	250
Principal payments on debt	(5,030)	(4,416)	(4,273)	(594)
Net change in borrowings on line-of-credit agreements	3,522	(1,256)	1,242	173
New capitalized lease obligations	—	343	1,167	162
Principle payments capital lease obligations	(57)	(301)	(64)	(9)
Net change in restricted cash accounts	133	(10)	1,695	236
Other financing activities	79	(166)	(553)	(77)
Net cash provided by/(used in) financing activities	1,207	(3,173)	1,009	141
Effect of exchange rate changes on cash and cash equivalents	16	4	(59)	(8)
Net change in cash and cash equivalents	1,216	(251)	(257)	(35)
Cash and cash equivalents at beginning of period	915	2,131	1,880	261
Cash and cash equivalents at end of period	2,131	1,880	1,623	226

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1950, the Noon Buying Rate on December, 31 2003.

	2001	2002	2003	2003
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
OTHER DATA (SWEDISH GAAP):
Adjusted EBITDA (2)	2,503	2,634	2,281	317

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1950, the Noon Buying Rate on December, 31 2003.

(2)	"Adjusted EBITDA" is defined as income from operations plus cash dividends from affiliated companies, interest income, depreciation and amortization and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of operating income. We have included information in this Annual Report relating to Adjusted EBITDA because it conforms with the definition of Consolidated Cash Flow in the indentures governing our 9 5/8% Senior Notes due 2012 and our 7½% Senior Notes due 2013. Our ability to incur debt pursuant to these indentures is limited by a pro forma calculation of the ratio of Consolidated Cash Flow to Consolidated Interest Expense. Pursuant to these indentures, we may incur additional debt so long as the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense exceeds 2.00 to 1.00 for the restricted group subject to certain exceptions as defined in the indentures. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the consolidated statements of cash flows contained in our consolidated financial statements included elsewhere herein. The computation of Adjusted EBITDA and a reconciliation to cash flows from operating activities is presented below:

	YEAR ENDED DECEMBER 31,
(In millions)	2001	2002	2003	2003
	SEK	SEK	SEK	$
RESTRICTED GROUP
Income from operations	853	671	490	68
Adjustments:
Cash dividends received (a)	—	52	—	—
Interest income	112	207	122	17
Depreciation and amortization	1,552	1,703	1,667	232
Minority interest	4	1	2	—
Non-recurring items, non-cash	(18)	—	—	—
Adjusted EBITDA	2,503	2,634	2,281	317
Adjustments:
(Gain)/loss on sale of property, vessels and equipment	(153)	(48)	(114)	(16)
Net cash flows from trading securities	(227)	44	11	2
Interest expense	(671)	(773)	(585)	(82)
Foreign exchange (gains) losses	(18)	442	293	41
Other non-cash items	(392)	(2)	139	19
Changes in working capital	(247)	(424)	(886)	(123)
Other items	117	(46)	(45)	(6)
Cash flow from operating activities	912	1,827	1,094	152

(a) Cash dividends received excludes dividends received on investments held for trading purposes, but includes dividends from strategic investments.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and US dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per US $1.00.

YEAR ENDED DECEMBER 31,	AVERAGE (1)	HIGH	LOW
1999	8.3006	8.6500	7.7060
2000	9.2251	10.6006	8.3530
2001	10.4328	11.0270	9.3250
2002	9.6571	10.7290	8.6950
2003	8.0351	8.7920	7.1950
December 2003	—	7.5420	7.1950
January 2004	—	7.4120	7.0850
February 2004	—	7.4330	7.1380
March 2004	—	7.6620	7.3660
April 2004	—	7.7150	7.4650
May 2004	—	7.7725	7.4170

(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

On June 10, 2004, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 7.5550.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2003, we and our subsidiaries had outstanding consolidated indebtedness of SEK 14.8 billion ($2.1 billion), of which SEK 4.9 billion ($0.7 billion) was the obligation of unrestricted subsidiaries (as defined in the indentures governing our indebtedness), and our total debt as a percentage of our total capitalization was approximately 56%.

Our indebtedness could restrict our operations. Among other things, our indebtedness may:

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions of vessels or other strategic acquisitions and general corporate purposes;

•	require us to dedicate all or a substantial portion of our cash flow to service our debt, which will reduce funds available for other business purposes, such as capital expenditures or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations or be able to refinance maturing indebtedness.

Subject to compliance with various financial and other covenants imposed by our revolving credit facilities and the agreements governing our other indebtedness, we and our subsidiaries may incur additional indebtedness from time to time, including to finance the purchase or completion of new buildings, and other vessels. In 2004 we received delivery of two new tankers and two other tankers in which we have 75% interests and acquired three RoPax vessels and one RoRo vessel. We also took delivery of a RoRo vessel and acquired another RoPax vessel, both of which were subsequently sold. We also have six additional tankers on order. Our aggregate remaining cost for our six additional tankers, as of April 30, 2004, fully equipped, was approximately $196 million. We also have commitments aggregating approximately $12 million for upgrades to the Stena Dee.

Although certain indebtedness of ours bears a fixed rate of interest, certain other indebtedness of ours bears interest at rates that fluctuate with prevailing interest rates. As a result, our interest expense under such facilities could increase. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates that could increase. We currently hedge a portion of our interest rate exposure. However, there can be no assurance that such debt will be effectively hedged or that we will continue such hedging.

Our incurrence of additional debt could further increase the risks described in this Annual Report and could result in a material adverse effect on our business, financial condition and results of operations.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

Although there can be no assurances, we believe that the level of borrowings available to us combined with cash from our operations will be sufficient to provide for our cash requirements. To date, we have been able to generate sufficient cash flow from operations, borrowings and refinancing to meet interest and principal payments on our indebtedness. However, our continued ability to satisfy our obligations will depend on our future operating performance and financial results that will be subject, in part, to factors beyond our control, such as interest rates and general economic, financial and business conditions, as well as other factors. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt;

•	obtain additional financing;

•	sell certain of our assets or operations;

•	reduce or delay capital expenditures; or

•	revise or delay our strategic plans.

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

Our revolving credit facilities, the indentures governing our notes and the instruments governing our other indebtedness contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and to take advantage of business opportunities as they arise. The restrictions these covenants place on us and our subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

•	incur liens and debt or provide guaranties in respect of obligations of any other person;

•	issue preferred stock;

•	pay dividends or make distributions;

•	make redemptions and repurchases of capital stock;

•	make loans, investments and capital expenditures;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in sale-leaseback transactions and affiliate transactions;

•	change our business and issue and sell capital stock of subsidiaries; and

•	restrict distributions from subsidiaries.

In addition, our revolving credit facilities and other loans require us to maintain a number of financial ratios. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under the revolving credit facilities would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations would be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Because Stena AB is a holding company, repayment of our indebtedness is dependent on cash flow generated by our subsidiaries.

Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The indentures governing our indebtedness contain covenants that restrict the ability of our subsidiaries to enter into any agreement limiting distributions and transfers, including dividends. However, our real estate operations and certain of our investment activities are conducted through unrestricted subsidiaries which are not bound by restrictive provisions of the indentures and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under the notes.

We conduct our real estate operations and certain investment activities through subsidiaries that are not subject to certain restrictive provisions in the indentures governing our indebtedness.

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the indentures governing our indebtedness, these subsidiaries are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of the indentures. At December 31, 2003, these unrestricted subsidiaries had outstanding indebtedness of approximately SEK 4.9 billion, ($ 0.7 billion) substantially all of which, in the case of the real estate subsidiaries, was secured by their real property interests. Neither we nor any of our subsidiaries that has not been designated as an unrestricted subsidiary (referred to as the restricted subsidiaries) have guaranteed payment of any of this indebtedness. There is no limitation in the indentures on the amount of indebtedness such unrestricted subsidiaries may incur in the future. The indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries. The indentures contain certain limitations on our ability to make investments in unrestricted subsidiaries.

In addition, because the covenant of the indentures prohibiting, subject to certain limitations, the creation of limitations on the ability of our subsidiaries to pay dividends does not apply to the unrestricted subsidiaries and because our real estate investments are subject to significant indebtedness, there can be no assurance that the cash flows or assets of unrestricted subsidiaries will be available to us to pay our obligations under any of our indebtedness. The indentures also provide for designating other of our subsidiaries as unrestricted subsidiaries.

The ferry industry is highly competitive in areas where we operate.

We compete with other ferry operators as well as different forms of transportation, including airlines, other freight carriers and fixed links such as bridges and tunnels. In particular, competition from low cost airlines has increased.

Some of these other forms of transportation are faster or may be more convenient than ferry service. In the case of competition with other ferry operators, such competition is based on the location of the routes, the rates charged, the quality and reliability of the vessel and the onshore and onboard services provided. The principal effect of this competition is to affect our volumes and limit our ability to increase prices. Some of our competitors may have greater financial resources than us, are owned by governments or benefit from government subsidies. As a result, such competitors may be better able to withstand price competition and price volatility than us.

Rising fuel prices may adversely affect the profitability of our ferry operations.

Fuel represents a significant cost incurred by us in the operation of our fleet. In addition, each of our four HSS vessels consumes significantly more fuel than a conventional ferry. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In recent years, the prices for fuel have been increasing as well as volatile. A significant or sustained increase in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

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

The offshore drilling rig market is highly competitive. One of our drilling rigs is not currently subject to charter. Three of our remaining contracts expire in 2004 and our other contract expires in 2006. Our two third generation rigs are most suitable for North Sea drilling where there has been a lower level of activity in 2003. Although we have several nonbinding letters of intent for future rig charters, there can be no assurance that our letters will result in charter contracts. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes.

Drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor. Some oil companies are seeking to negotiate contracts with a lower day rate and an incentive payment payable only upon achieving specified operating goals. In these cases, in the event of rig equipment failures or if we do not achieve the stated goals, our revenues will be lower. However, contracts for drilling projects are increasingly being negotiated directly between an oil company and its preferred contractor with quality of service, safety and suitability of equipment, as well as price, as significant factors in awarding the contract. We cannot predict the timing or extent of any changes in the industry or the future level of demand for our drilling rigs.

The shipping industry is cyclical and subject to a variety of external factors.

Historically, the profitability of the shipping industry has been cyclical. The cyclicality of the shipping industry has been due to changes in the level and pattern of global economic growth and trading and the highly competitive nature of the shipping industry, as well as changes in the supply of and demand for vessel capacity which impact charter rates and vessel values. The worldwide supply of vessels is influenced by the number of newbuildings and scrappings and government and industry regulation of maritime transportation practices. The overall demand for vessel capacity is influenced by global and regional economic conditions, increases and decreases in industrial and agricultural production, energy consumption, tourism patterns, political changes and armed conflicts, developments in international trade and changes in sea borne and other trading patterns. Because many of the factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the shipping markets in which we participate, including the RoRo, RoPax, car/passenger ferry and tanker markets, as well as future charter rates and vessel values, are also unpredictable and we cannot assure you that demand for our services or vessels will increase or even remain stable.

Charter rates or utilization levels for our vessels and drilling rigs may decrease.

Over the last decade, charter rates, vessel values and the general profitability of the shipping and offshore drilling industries have been volatile. There can be no assurance that charter rates or vessel values in the businesses in which we operate will be stable or increase over time. Vessel values are strongly influenced by charter rates which in turn are influenced by the number and types of vessels generally available, costs of newbuildings, changes in trading patterns affecting the demand for particular types and sizes of vessels and technological advances in vessel design and propulsion, as well as the level and pattern of global economic growth.

For the five years ended December 31, 2003, our RoRo, RoPax and car/passenger ferry fleet utilization has averaged approximately 97% (excluding planned offhire days). In the case of our RoRo, RoPax and car/passenger ferry vessels, a substantial portion of this utilization has been through long-term charters. Prior to our acquisition of Stena Line, Stena Line was our largest customer. As a result of our acquisition of Stena Line, the vessels previously chartered to Stena Line and used in our ferry operations are no longer part of our Roll-on/Roll-off vessel operations. As of April 30, 2004, four charters for our fleet of seven owned RoRo and RoPax vessels expire in 2004, and the charters on our two remaining RoRo vessels expire in 2005. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2003, our drilling rig utilization rate has averaged approximately 88% (excluding planned offhire days). One of our drilling rigs is not currently subject to charter. Three of our drilling rig contracts expire in 2004 and the remaining contract expires in 2006. Although we are in negotiations for future rig charters, there can be no assurance that these negotiations will lead to charter contracts. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations. In 2003, we agreed with one of our customers to suspend a contract for 87 days during which the rig was offhire as a result of a gap in the customer's drilling program.

For the five years ended December 31, 2003, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged 97% (excluding planned offhire days). Although we have long term time charters in place for four of our eight owned and finance leased tankers, the other four of our tankers are currently trading on the spot market. There can be no assurance that rates on the spot market will not decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. Two of the time charters for our four owned tankers expire in 2007, and the two other time charters expire in 2008 and 2011, respectively. Although we have 10-year charter agreements with Progetra S.A. for two Aframax tankers ordered at a shipyard in Korea for delivery in 2005 and 2006, there are no charters in place for our four additional tankers on order.

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

Our international operations expose us to risks and uncertainties arising from international political conflicts, economic conditions and other events that could negatively impact our results of operations.

Our operations are global and are affected by international economic, political and governmental conditions, especially in the countries where we and our subsidiaries are engaged in business or where our vessels operate or are registered.

Economic conditions and fluctuations in currency exchange rates among the countries in which we conduct our ferry operations affects the travel and trade patterns of our customers. We are also subject to governmental and regulatory risks including taxation, nationalization, inflation and protectionist measures that can affect our ability to operate our current routes or alter our routes. We are further subject to political upheaval risks. For example, passenger, private car and freight traffic on our Scotland-Northern Ireland route has been affected by civil disturbances from time to time in Northern Ireland and may be so affected in the future. Recent health concerns such as the outbreaks of SARS and hoof and mouth disease also negatively impacted our ferry business.

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

Terrorist attacks or acts of war may adversely affect the markets in which we operate, our operations and our profitability.

The occurrence of acts of terrorism and any military response would likely cause instability in financial markets and disruptions in travel and trade patterns. Furthermore, terrorist attacks and military actions such as the ongoing occupation of Iraq, may result in reduced demand from our customers for our services. Acts of terrorism and regional military conflict may subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

We have potential conflicts of interest with our owners that may adversely affect us.

Our owners own other companies and have other business interests. In the past, certain of such companies have engaged in the same business as or in businesses similar to those conducted by us. In the future, due to the availability of funds, restrictions contained in debt or other instruments or for other reasons, our owners may determine to allocate a particular business opportunity, such as the acquisition of a vessel or drilling rig or the construction of a new vessel to such other companies. In addition, our owners may make these investments or engage in these businesses directly. In such event, we would not incur any debt or be subject to any risks related to such transaction, but also would not receive any cash flow or income generated by it. Further, such activities by our owners may result in such other companies or our owners directly competing with us.

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

We are party to separate agreements covering substantially all our employees in our ferry operations in Sweden, the United Kingdom and The Netherlands. Generally, the terms of these agreements are for one to two years or the agreements continue until terminated or renegotiated. In the United Kingdom, we have an agreement with our labor unions for which the pay level is negotiated on an annual basis. We negotiate labor agreements for our offshore drilling operations separately on an annual basis.

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

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally US dollars, British pounds, Euros and Norwegian kroner. In particular, we incur significant expenses in US dollars for fuel and for expenses in our tanker operations and as of December 31, 2003 approximately $905 million of our debt was denominated in US dollars. Fluctuations in the exchange rates between the US dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our US dollar-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results as reported in Swedish kronor in the past and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful and foreign exchange fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

We utilize various financial instruments, including hedging arrangements, to manage financial risks, which may not be successful.

We have traditionally used various financial instruments as part of an overall risk management policy to seek to reduce our exposure to interest rate and foreign currency exchange fluctuations. To manage our interest rate risks, we utilize swaps, forward rate agreements, interest rate futures, options and interest rate collars. To manage our foreign currency exchange rate exposure, we utilize forward foreign currency exchange contracts, foreign currency options and currency swaps. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that we will continue such hedging or that such hedging will be successful in mitigating the risk that interest rate fluctuations will have an adverse effect on our financial statements and/or operating results.

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

The shipping industry in general, our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include, but are not limited to:

•	the United States Oil Pollution Act of 1990 (OPA) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the protocol of 1992 (CLC) entered into by certain countries (other than the United States) relating to strict liability and limitation of liability of the shipowner for pollution damage caused by the discharge of persistent oil;

•	International Convention for the Prevention of Pollution from Ships (MARPOL 73/78) with respect to strict technical and operational requirements for tankers including an enhanced inspection regime and the requirement that all new tankers are built with double hulls;

•	the International Maritime Organization International Convention for the Safety of Life at Sea of 1974 (SOLAS) with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft such as the HSS ferries as well as recently adopted mandatory security provisions for ships engaged in international voyages and mandatory compliance with the new International Ship and Port Facility Security Code (ISPS code) and the International Safety Management (ISM) Code which sets out guidelines for the safe operation of ships;

•	the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

•	the International Convention Relating to the Carriage of Passengers and their Luggage by Sea (the Athens Convention) which, by its recent protocol has significantly increased the limits of liability of carriers and has introduced a strict liability regime with limited defenses.

In order to maintain compliance with existing and future laws, treaties and international agreements, we incur, and expect to continue to incur, substantial costs in meeting maintenance and inspection requirements, developing and implementing emergency preparedness procedures, and obtaining insurance coverage or other required evidence of financial ability sufficient to address pollution incidents.

Additional laws and regulations, both international and national, may be adopted as a result of recent oil spills from single-hull tankers, and due to heightened security concerns which could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our vessels may be subject to requisition by the government of the flag flown by the vessel without any guarantee of compensation for lost profits.

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

Although we maintain insurance which we believe is consistent with industry norms against certain of these risks, including loss of life, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered by us or the loss of income resulting from a vessel being removed from operation. We also cannot assure you that a claim will be paid or that we will be able to obtain insurance at reasonable rates in the future. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we obtain insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which would reduce our profits or cause losses.

In the event that such claims were assessed against us, all of our assets could be subject to attachment and other judicial process.

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Sweden, or that an original action can be brought in Sweden against us for liabilities under U.S. securities laws.

We are a Swedish company, all of our directors and officers are residents of Sweden and elsewhere outside the United States and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process within the United States upon us or our directors and officers, or

•	enforce judgments obtained in United States courts against us or our directors and officers based upon the civil liability provisions of the United States federal securities laws.

We have been advised by our Swedish counsel, Wistrand Advokatbyra Goteborg KB, that there is doubt:

•	whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Sweden against us or its directors and officers, and

•	whether an original action could be brought in Sweden against us or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

We are currently under investigation by the European Commission for possible violations of European Union Competition law.

On September 3, 2003, the European Commission commenced an investigation of a number of ferry operators operating ferry services in Scandinavia and between Scandinavia and Germany and on ferry services to and from the United Kingdom, including Stena. In Scandinavia and Germany the European Commission is investigating whether there is evidence of alleged market sharing agreements and related illegal practices aimed at foreclosing competition and preventing access to the Nordic ferry market. In the United Kingdom the European Commission is investigating whether there is evidence of alleged illegal practices concerning fixing of prices and/or trade conditions for cross-Channel transport services and market sharing agreements in relation to the provision of ferry services to and from the United Kingdom. On March 17, 2004, the European Commission sent an "Article 11 letter" to Stena AB requesting additional information in relation to the provision of ferry services between the United Kingdom and Continental Europe. Stena AB submitted its response to the European Commission on April 16, 2004. The Article 11 letter and Stena's response related to exchanges of carrying statistics between Stena and third parties, including competitors, as well as Stena's pricing and ticketing policies. So far, Stena has not received any request for further information from the European Commission in relation to the Scandinavian investigation. There is no strict deadline for the completion of investigations of this type by the European Commission. We do not know whether the European Commission will initiate formal proceedings; only at that stage will we be informed if there are any specific allegations against us and then have the opportunity to defend ourselves. In the case of violations of European Union competition law, the European Commission has the power to impose fines which in the case of serious violations can be substantial.

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

We are one of the largest privately held companies in Sweden. We are owned by certain members of the Olsson family including Dan Sten Olsson, our Chief Executive Officer. The Olsson family has been involved in various aspects of the shipping business since 1946 and we are a leading participant in the worldwide shipping industry. In addition, in order to capitalize on our experience and knowledge of the shipping industry, we have expanded our activities to include other operations related to shipping.

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

We own and operate one of the world's largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. For the year ended December 31, 2003, we generated revenues of SEK 13.6 billion. Cash flows from operating activities for the same period were SEK 1.8 billion, of which SEK 1.1 billion was generated by our restricted group which, for purposes of the indentures governing our indebtedness, includes all our businesses except real estate and two subsidiaries whose activities consist primarily of investing in securities.

Business Overview

Ferry Operations

We operate 18 routes with a fleet of 36 vessels in Scandinavia and the United Kingdom under the "Stena Line" and "Scandlines" brand names. Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and, on one of our routes, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2003, we carried a total of 12.6 million passengers, 2.4 million private cars and 1.2 million freight units on our routes. For the year ended December 31, 2003, our ferry operations generated revenues of SEK 8.6 billion, operating income of SEK 447 million and had depreciation and amortization expense of SEK 811 million. Ferry operation revenues were generated from travel (38%), on board sales (25%) and freight/other (37%).

Prior to October 2000, we owned an approximate 46% interest in Stena Line and another company owned by our shareholders owned a 7.5% interest in Stena Line. As of October 2000, Stena Line became one of our subsidiaries as a result of our acquisition of a majority of the outstanding shares of Stena Line. Pursuant to open market purchases of Stena Line shares, a tender offer for such shares and a statutory procedure, we acquired the entire equity interest in Stena Line in January 2001. We also acquired Stena Line's $300 million 10 5/8% Senior Notes due 2008 pursuant to a tender offer and consent solicitation in the fourth quarter of 2000. In late 2001, we refinanced Stena Line and reorganized its operating units.

As of October 1, 2001, Sweden introduced a new tax subsidy system with similar effect to other arrangements already implemented by several other countries in Northern Europe. Under the new system, ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board Swedish-flagged vessels. The amount of this subsidy was approximately SEK 398 million for the 12-month period ended December 31, 2003.

On August 13, 2002, we completed the sale of our 40% equity interest (50% voting interest) in P&O Stena Line to P&O for (pounds sterling)193 million comprised of approximately (pounds sterling)152 million for our equity interest in P&O Stena Line, (pounds sterling)30 million as repayment of an outstanding loan to P&O Stena Line and approximately (pounds sterling)11 million as dividends and interest. P&O Stena Line operated two English Channel routes, including the Dover-Calais route, Europe's largest ferry route in terms of passenger traffic. We retained certain obligations in connection with P&O Stena Line, including an obligation to indemnify P&O Stena Line with respect to certain tax matters. In connection with this transaction, we also purchased from P&O North Sea Ferries Limited three RoPax vessels that we operate on our Harwich-Rotterdam route. We also agreed to certain restrictions on our business for a period of three years, including that we will not carry on or engage in tourist or freight ferry services which call at any European mainland port between Dieppe and Zeebrugge or any English port between Newhaven and Harwich.

We agreed to establish a joint venture with P&O in October 2003 to acquire the Port of Cairnryan in Scotland from P&O for a purchase price of (pounds sterling)22 million. We and P&O will have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for Stena and P&O and each party will pay port user fees to the joint venture. The acquisition and redevelopment of the port will be principally financed with borrowings by the joint venture with Stena and P&O, each providing approximately 5% of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the acquisition is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities.

In April 2004, we completed our transaction with P&O for the acquisition of P&O's Fleetwood-Larne ferry operations on the Irish Sea, including five vessels and certain related equipment. We sold one vessel to a third party and nominated a subsidiary of our affiliate Stena Metall to purchase a vessel which we then chartered from such subsidiary. In connection with this transaction, we gave an undertaking to the Irish Competition Authority that we would not acquire P&O's Liverpool-Dublin route within the next ten years without obtaining its prior written consent.

Business Activities

We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue and percentage of total revenue for each of our business areas for the last three years.

	Year Ended December 31,
(SEK in millions, except percentages)	2001		2002		2003
Travel	3,167	40%	3,413	40%	3,242	38%
Onboard sales	2,011	25%	2,075	24%	2,144	25%
Freight	2,631	33%	2,898	34%	3,109	36%
Other	100	2%	100	2%	102	1%
Total revenues	7,909	100%	8,486	100%	8,597	100%

We generate travel revenue from sales of tickets for passengers, private cars, motorbikes, recreational vehicles and buses, as well as from package tour sales. Our travel revenue also includes revenue from our two Danish hotels which are marketed as part of packages for conferences or vacations and provision of travel agency services.

We generate onboard sales from onboard duty and tax free and other retail sales, restaurants, bars, arcades and gaming. As a consequence of the abolition of duty and tax free sales in the European Union on July 1, 1999, onboard sales have declined as a percentage of our total revenues. However, our non-European Union route, Norway-Denmark, has not been affected by the abolition of duty and tax free sales. Poland joined the European Union on May 1, 2004; accordingly, we no longer provide duty and tax free sales on our Sweden-Poland route.

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

Set forth below is certain financial and operating data for our ferry operations for the years ended December 31, 2002 and 2003:

	Year Ended December 31,
Volumes (in millions)	2002	2003	% change
Number of passengers	12.6	12.6	0.0
Private cars	2.4	2.4	0.0
Freight units	1.1	1.2	9.7
Financial (SEK in millions)
Revenues
Travel	3,413	3,242	(5.0)
On board	2,075	2,144	3.3
Freight/Port	2,998	3,211	7.1
Total revenues	8,486	8,597	1.3

Route Network

We currently operate 18 routes in Scandinavia and the United Kingdom. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.    We operate ferry services on three routes. We estimate that we had an approximate 29%, 19% and 43% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Denmark for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years:

	Passengers			Private cars			Freight units
(In Thousands)	2001	2002	2003	2001	2002	2003	2001	2002	2003
Gothenburg-Fredrikshavn	1,981	2,087	2,056	413	433	425	156	164	160
Varberg-Grena	201	189	195	48	45	45	26	26	35
Helsingborg-Helsingör (1)	4,047	4,109	4,166	666	695	704	139	137	130

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

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

The Helsingborg-Helsingor route is three nautical miles and has a scheduled crossing time of approximately 20 minutes. This route is operated in a 50/50 partnership with Scandlines Danmark A/S. Each partner receives a 50% share of the accounting profit or loss of the partnership and receives an agreed fixed monthly management fee. We operate three vessels on this route, one is chartered and operated by us, one is owned by Scandlines Danmark A/S and one is owned jointly by us and Scandlines Danmark A/S.

Sweden-Germany.    We operate ferry service on five routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 40%, 41% and 29% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2001	2002	2003	2001	2002	2003	2001	2002	2003
Gothenburg-Kiel	445	486	498	92	95	98	37	35	39
Gothenburg-Travemunde	—	4	4	—	—		61	58	61
Trelleborg-Sassnitz (1)	328	338	395	56	66	83	13	15	15
Trelleborg-Rostock (1)	139	151	147	23	27	25	49	48	51
Trelleborg-Travemunde(2)	35	50	49	—	—		35	53	54

(1)	Represents only 50% of the volumes on this route. These routes are operated under a pooling arrangement with Scandlines Deutschland AG.

(2)	In April 2003, the existing vessel, the Svealand, was replaced by the smaller vessel, the Ask.

On the Gothenburg-Kiel route, we operate two large overnight RoPax vessels with cabin accommodations. The Gothenburg-Kiel route is 214 nautical miles and has a scheduled crossing time of approximately 13.5 hours. In March and April 2004, we replaced the two RoRo vessels on the Gothenburg-Travemunde route with two new RoRo vessels. The Gothenburg-Travemunde route is 265 nautical miles and has a scheduled crossing time of approximately 15 hours. Throughout the year, we operate one overnight crossing in each direction on each of these routes.

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

We operate the route Trelleborg-Rostock in cooperation with Scandlines Deutschland GmbH under a pooling arrangement. Pursuant to the pooling arrangement, revenue is split 50/50 between us and Scandlines Deutschland GmbH, we each pay our own expenses and retain proceeds from on-board sales. The route is 85 nautical miles and has a scheduled crossing time of five hours. Two vessels operate on this route, one contributed by us and one contributed by Scandlines Deutschland GmbH.

We operate two RoPax vessels on the freight route Trelleborg-Travemunde. In April 2003, the existing vessel, Svealand, was replaced by the smaller Ask. The route is 120 nautical miles and has a scheduled crossing time of seven hours.

Norway-Denmark.    We operate ferry service on one route. We estimate that we had an approximate 14%, 10% and 13% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2001	2002	2003	2001	2002	2003	2001	2002	2003
Oslo-Fredrikshavn	552	556	554	62	63	60	16	15	14

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

Sweden-Poland.    We operate ferry service on one route. We estimate that we had an approximate 48%, 40% and 28% share of the passengers, private cars and freight units volume, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2001	2002	2003	2001	2002	2003	2001	2002	2003
Karlskrona-Gdynia	300	364	385	35	45	54	19	35	47

The Karlskrona-Gdynia route is 164 nautical miles and has a scheduled crossing time of approximately 10 hours. In order to accommodate increasing volumes, in January 2002 we added a RoPax vessel to the night ferry operated on this route. In early May 2004, we replaced the existing RoPax vessel with a new larger RoPax vessel.

Wales/England-Republic of Ireland.    We operate ferry services on three routes. We estimate that we had an approximate 49%, 49% and 20% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales or England and the Republic of Ireland for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales-Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2001	2002	2003	2001	2002	2003	2001	2002	2003
Fishguard-Rosslare	687	708	645	155	167	154	35	38	40
Holyhead-Dun Laoghaire	1,067	1,019	967	206	209	197	44	38	42
Holyhead-Dublin	158	206	242	31	43	59	55	65	64

We operate one HSS 1500, two RoPax vessels and, in the high season, an additional conventional fast ferry on these routes. During 2003, the chartered Stena Forwarder was replaced with the larger Stena Adventurer on the Holyhead-Dublin route. The Holyhead-Dun Laoghaire route is 58 nautical miles and has a scheduled crossing time of approximately 1.75 hours with an HSS. The Holyhead-Dublin route is 59 nautical miles with a scheduled crossing time of approximately 3.0 hours. The Fishguard-Rosslare route is approximately 54 nautical miles and has a scheduled crossing time of approximately 3.75 hours, except in the case of a conventional fast ferry which makes the crossing in approximately 1.65 hours.

England/Scotland-Northern Ireland.    We operate ferry service on two routes. We estimate that we had an approximate 55%, 53% and 16% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland and Northern Ireland for the year ended December 31, 2003.

We commenced operations on the Fleetwood-Larne route in April 2004.

We operate three RoPax vessels on the Fleetwood-Larne route carrying passengers, private cars and freight. The Fleetwood-Larne route is 110 nautical miles and has a scheduled crossing time of approximately 8 hours.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2001	2002	2003	2001	2002	2003	2001	2002	2003
Stranraer-Belfast(1)	1,348	1,301	1,345	251	259	261	148	131	128

(1)	Prior to February 2002, we operated two RoPax vessels and one HSS 1500 on this route.

We operate one RoPax vessel and one HSS 1500 on this route. The Stranraer-Belfast route is 46 nautical miles and has a scheduled crossing time of approximately 3.25 hours, except in the case of the HSS 1500 which makes the crossing in approximately two hours.

England-The Netherlands.    We operate ferry services on three routes. We estimate that we had an approximate 34%, 44% and 20% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands or Belgium for the year ended December 31, 2003.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2001	2002	2003	2001	2002	2003	2001	2002	2003
Harwich-Hook of Holland	882	966	879	210	231	212	136	141	147
Killingholme-Hook of Holland	—	22	26	—	—	—	46	52	58
Harwich-Rotterdam(1)	—	17	37	—	—	—	—	58	132

(1)	We commenced operations on this route on September 15, 2002. We acquired this route in July 2002 and from August 1, 2002 to September 14, 2002 this route was operated as a Rotterdam-Felixstowe route.

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

Ferry Fleet

As of April 30, 2004, our ferry fleet consisted of 36 vessels.

Newbuildings.    In July 2000, we ordered two RoPax vessels from a shipyard in Korea. The first of these vessels, the Stena Britannica, was delivered in January 2003, and entered service on the Harwich-Hook of Holland route replacing a vessel previously used on the route which was sold to Finnlines in Finland in March 2003. The second vessel, the Stena Adventurer, was delivered in May 2003 and entered service on the Holyhead-Dublin route in the beginning of July 2003, replacing the chartered Stena Forwarder. The Chieftain was completed at a shipyard in Croatia and was delivered in February 2004 and renamed Stena Freighter. We sold this vessel to a subsidiary of our affiliate Stena Metall and chartered it back on a long-term basis. The Aronte (renamed Stena Carrier) was completed at a shipyard in Croatia and delivered in 2004. The new Stena Freighter and Stena Carrier replaced existing tonnage on the Gothenburg-Travemunde route in spring 2004.

HSS vessels.    We currently operate three HSS 1500s and one HSS 900. HSS vessels are designed to travel with significantly less vertical motion than other fast ferries at service speeds of up to 40 knots. The HSS 1500 is currently the largest high speed ferry in service in the world and has the capacity to carry significant numbers of trucks, freight trailers, cars and buses and up to 1,500 passengers. The HSS 900 can carry up to 900 passengers and 210 cars or a combination of cars and buses.

HSS Vessels

Vessel	Route	Year Built	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters		Service Speed (Knots)
Stena Carisma	Gothenburg-Fredrikshavn	1997	8,631	900	—	N/A	(1)	38
Stena Discovery	Harwich-Hook of Holland	1997	19,638	1,500	—	800		40
Stena Explorer	Holyhead-Dun Laoghaire	1996	19,638	1,500	—	800		40
Stena Voyager	Stranraer-Belfast	1996	19,638	1,500	—	800		40

(1)	The Stena Carisma does not carry freight.

Conventional, day and night ferries.    Our fleet of conventional day and night ferries is designed to transport a combination of cars, trucks, freight trailers and passengers. This type of ferry comes in two different designs, the day ferry and the night ferry. Night ferries provide cabin accommodation for passengers.

Conventional Fast Ferry

Vessel	Route	Year Built	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Lynx III(1)	Fishguard-Rosslare	1996	4,113	620	—	—	35

(1)	The Stena Lynx III was previously chartered in. We purchased it in December 2003.

Day Ferries

Vessel	Route	Year Built/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Car Capacity	Lane Meters	Service Speed (Knots)
Stena Danica	Gothenburg-Fredrikshavn	1983/2003	28,727	2,274	64	555	1,640	19.5
M/S Aurora af Helsingborg(1)	Helsingborg-Helsingor	1992	10,918	1,250	—	240	535	14
Hamlet(2)	Helsingborg-Helsingor	1997	10,067	1,000	—	240	535	15

(1)	Chartered on long-term contract expiring January 2008.

(2)	The vessel is 50% owned by us and 50% owned by Scandlines AG.

Night Ferries

Vessel	Route	Year Built/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Baltica	Karlskrona-Gdynia	1986/1994	31,189	1,800	1,218	900	20
Stena Saga	Oslo-Fredrikshavn	1981/2003	33,750	1,700	1,862	1,050	22

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

RoPax Vessels

Vessel	Route	Year Built/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Jutlandica(1)	Gothenburg-Fredrikshavn	1996	29,690	1,500	200	2,100	21.5
M/S Skane(2)	Trelleborg-Rostock	1998	42,705	600	550	3,297	21
Stena Britannica	Harwich-Hook of Holland	2002	43,487	1,500	600	3,400	22
Stena Hollandica	Harwich-Hook of Holland	2001	33,360	400	452	2,918	22
Stena Adventurer(3)	Holyhead-Dublin	2003	45,532	1,500	600	3,517	22
Stena Caledonia	Stranraer-Belfast	1981	12,619	1,000	—	780	19.5
Stena Europe	Fishguard-Rosslare	1981/2002	24,828	1,400	452	1,150	19
Stena Germanica	Gothenburg-Kiel	1987/1999	39,178	1,700	2,364	1,628	21
Stena Nautica	Varberg-Grena	1986	19,763	900	126	1,265	18
Stena Scandinavica	Gothenburg-Kiel	1988/1999	39,169	1,700	2,364	1,628	21
M/S Gotaland	Trelleborg-Travemunde	1973/1994	18,060	400	148	1,296	18
Stena Traveller(4)	—	1992	18,332	250	204	1,800	18
M/S Trelleborg	Trelleborg-Sassnitz	1982/94	20,028	900	50	1,189	17
Stena Scanrail	Gothenburg-Fredrikshavn	1973/1996	7,504	65	26	1,000	16.5
Stena Searider	Killingholme-Hook of Holland	1969/1995	21,019	120	105	2,390	17
Stena Seatrader	Killingholme-Hook of Holland	1973	17,991	221	180	2,100	17.5
Stena Partner	Harwich-Rotterdam	1978/1981	21,162	124	166	2,450	17
Stena Transfer	Harwich-Rotterdam	1977/1981	21,162	124	166	2,450	17
Stena Transporter	Harwich-Rotterdam	1978/1995	16,776	80	102	1,850	17
Ask(5)	Trelleborg-Travemunde	1981	13,294	186	101	1,598	18
Stena Leader	Fleetwood-Larne	1975	12,879	45	42	1,540	17.5
Stena Seafarer	Fleetwood-Larne	1975	10,957	40	—	1,180	18.5
Stena Pioneer	Fleetwood-Larne	1975	14,426	76	76	1,540	17.5
Stena Nordica(6)	Karlskrona-Gdynia	2000	24,206	405	222	1,949	25.7

(1)	Prior to December 23, 2002, 50% of the vessel was leased pursuant to a long-term finance lease. On that date, our interest in the vessel was sold to Stena Sessan. The vessel is now chartered by us on long-term contract expiring December 2014.

(2)	Chartered on long-term contract expiring in July 2005, with an option to extend until January 2019.

(3)	Stena Adventurer, built in Korea and delivered in May 2003, was financed by a finance lease on delivery. It replaced the Stena Forwarder in July 2003 as the charter contract on the Stena Forwarder expired in April 2003.

(4)	The Stena Traveller was sold and was replaced by the Stena Nordica in May 2004.

(5)	We chartered the Ask from Scandlines Danmark A/S in April 2003 to replace the Svealand.

(6)	Chartered in vessel from Stena Metall group that began operations in early May 2004.

RoRo vessels.    The RoRo vessel is designed primarily to transport freight trailers and a limited number of passengers, primarily truck drivers.

RoRo Vessels

Vessel	Route	Built	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Carrier(1)	Gothenburg-Travemunde	2004	21,104	12	12	2,715	22
Stena Freighter(1)(2)	Gothenburg-Travemunde	2004	21,104	12	12	2,715	22

(1)	The original Stena Carrier and Stena Freighter were sold in November 2003 and chartered back to us until the newbuildings were delivered. These two vessels were delivered in 2004 and were renamed the Stena Carrier and Stena Freighter.

(2)	Chartered in vessel from Stena Metall group.

Sales and Marketing

Passengers and cars.    Our travel service targets our marketing efforts to three groups: individual travelers, bus operators and business travelers. The travel products and services we offer consist of day trips, package trips (ferry ticket plus shore based arrangements), cruises (ferry tickets used primarily for onboard activities) and transport (ferry ticket plus a vehicle transport). We also offer conference services and other business related services to our business travel customers.

Our sales organization is divided into national sales offices in each of the countries where we have ferry operations and is responsible for sales and reservations, sales training and route coordination. Telephone reservations are centralized at one call center in each country. Products are sold directly to consumers and through travel agents with which we maintain various arrangements, including direct booking access. Individual customer bookings can also be made by telephone, e-mail, mail, fax and directly at each of our ferry terminals. In addition, bookings are taken over the Internet for all our routes in Scandinavia and the United Kingdom (except the Poland route).

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

Offshore Drilling

We own and operate three third generation and two fifth generation semi-submersible drilling rigs. One of our third generation drilling rigs, the Stena Dee, is currently undergoing a $20 million upgrade. We took delivery of our fifth generation drilling rigs in 1999 and 2001. These rigs are currently chartered out to major oil companies. We believe our excellent safety record, our quality of service and fleet provide us with a significant competitive advantage. For the twelve months ended December 31, 2003, our drilling operations generated revenues of approximately SEK 1,601 million, operating income (loss) of SEK (33) million and had depreciation and amortization expense of SEK 694 million. The table below sets forth selected information with respect to our drilling rigs as of March 31, 2004.

Drilling Rig Fleet

Drilling Rig	Generation	Year Built	Water Depth (Ft.)	Blow-Out Preventors	Propellers	Class
Stena Clyde	3rd	1976	1,650	15,000 psi(1)	2 In Line Propellers	DnV
Stena Spey	3rd	1983	1,500	15,000 psi	2 In Line Propellers	DnV
Stena Dee(2)	3rd	1984	1,500	15,000 psi	4 Azimuth Thrusters	DnV
Stena Tay	5th	1999	7,500	15,000 psi	8 Azimuth Thrusters	DnV
Stena Don	5th	2001	1,600	15,000 psi	6 Azimuth Thrusters	DnV

(1)	"psi" means pound per square inch.

(2)	The information does not give effect to the upgrade currently in progress.

We operate our five drilling rigs from our headquarters in Aberdeen, Scotland. We also have base offices in the Far East and Norway and are establishing a third base office in Morocco for the Stena Tay for the final part of its contract with Shell. The Stena Spey is currently deployed in the North Sea, and the Stena Clyde is currently contracted for work in Southeast Asia. The Stena Tay is currently deployed off the shores of Morocco, and the Stena Don is currently deployed in the Norwegian sector of the North Sea. All of our drilling rigs are equipped to drill high pressure wells. As of December 31, 2003, the average age of our fleet was approximately 15 years.

The table below sets forth the average utilization rates for our drilling rigs for each of the years indicated.

Rig Utilization

	1999		2000	2001		2002	2003
Number of vessels	4	(1)	4	5	(2)	5	5
Total vessel days available	1,324		1,464	1,472		1,825	1,825
Vessel days utilized	1,236		1,353	1,396		1,578	1,337
Vessel utilization (percentage)	93.4		92.4	94.8		86.5	173.3
Offhire days planned	65		69	31		37	132
Offhire days planned (percentage)	4.9		4.7	2.1		2.0	7.2
Offhire days unutilized	23		42	45		210	356
Offhire days unutilized (percentage)	1.7		2.9	3.1		11.5	19.5
Average daily rates	107,400		116,400	121,132		134,628	144,472

(1)	The Stena Tay commenced operations May 17, 1999.

(2)	The Stena Don commenced operations December 20, 2001.

In 1999, we chartered the Stena Tay to Shell pursuant to a 10 year contract. Shell has exercised its right to terminate this contract at the end of the fifth year and the rig will cease operations with Shell in August 2004.

In July 1998, we entered into a long-term contract with Statoil, the Norwegian State Oil company, to construct the Stena Don. The Stena Don was chartered to Statoil in December 2001 under a five year charter contract which can be extended, at Statoil's option, for an additional period of 10 years in extension terms of one year each. The Stena Don is designed to work in all currently planned and producing sub-sea oilfields in the greater North Sea area.

The Stena Clyde was contracted to Shell Malaysia throughout 2003. As a result of the gap in Shell's drilling program, the contract was suspended for 87 days in 2003 during which the rig was offhire.

During 2003, the Stena Dee earned lower day rates as a result of the lack of activity in the North Sea the drilling environment for which the rig is best suited. At the conclusion of a contract in September 2003 and in the absence of a new contract, we decided to bring forward the SPS (Special Periodic Survey) from 2004 to 2003 and to commence a $20 million upgrade to comply with the requirements for the Norwegian sector of the North Sea and current market standards.

During 2003, Stena Spey worked in the North Sea for ChevronTexaco and Marathon and worked for Ramco in the Irish Sea as an accommodation platform. The unit underwent its SPS which lasted 47 days; the rig was offhire for an additional 63 days in 2003.

Selected information with respect to our drilling contracts as of April 30, 2004 is set forth below:

Rig	Customer	Contract Expiration Date
Stena Clyde	Shell Malaysia	08/31/2004 (1)
Stena Spey	Chevron (UK)	07/31/2004 (2)
Stena Dee(3)	—	—
Stena Tay	Shell	08/17/2004(4)
Stena Don	Statoil ASA	12/2006(5)

(1)	Anticipated expiration date.

(2)	Anticipated expiration date. Does not include three one well options (estimated by Chevron (UK) at 50 days each).

(3)	We have a non-binding letter of intent from Applied Drilling Technology International (a division of GlobalSantaFe Drilling UK Limited) for a project off the shores of Ireland and a further non-binding letter of intent from Chevron Texaco Norway, for a project off the shores of Norway upon completion of the Ireland project.

(4)	We have a non-binding letter of intent from Woodside Mauritania Pty Ltd for a project offshore Mauritania (estimated by Woodside at 180 days) for the Fall of 2004.

(5)	Statoil has the option to extend the contract for 10 years in 10 additional terms of one year each.

We are in negotiations for charters commencing after the conclusion of the current charters expiring in 2004. The contracts for our drilling rigs typically provide for compensation on a "day rate" basis, under which we receive a fixed fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. In April 2003, the daily charter rates for our drilling rigs are as follows: Stena Clyde: $56,000; Stena Spey: $47,000; Stena Tay: $225,000; and Stena Don: $223,000.

Competition.    The offshore drilling rig market is highly cyclical and competitive, reflecting the historic oversupply of offshore drilling rigs and the ability of operators to move rigs from areas of low utilization and low dayrates to areas of greater activity and relatively higher dayrates. Although drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor, contracts for drilling projects are also being negotiated directly between an oil company and its preferred contractor with quality of service, safety and suitability of equipment, in addition to price, being significant factors in awarding contracts.

Shipping

Our shipping operations consist of the ownership and chartering of Roll-on/Roll-off vessels and crude oil and petroleum product tankers. To support these activities, we are also engaged in the design, purchase, sale, management and staffing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market. For the year ended December 31, 2003, our shipping operations generated revenues of SEK 2.2 billion, operating income of SEK 218 million and had depreciation and amortization expenses of SEK 154 million.

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

Over the past five years, our RoRo, RoPax and car/passenger ferry fleet size has ranged from 7 to 15 vessels. As of April 30, 2004, we owned six RoRo vessels and one RoPax vessel. As of April 30, 2004, we also chartered in one RoRo and one RoPax vessel. Our charter for the RoPax vessel Svealand expired in May 2004. Upon expiration of the charter we exercised our option to purchase the vessel from its owner. Over the last five years our average utilization rate was 97% (excluding planned offhire days). We no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line, previously our largest customer, and are now used and included in our ferry operations.

The table below sets forth selected information with respect to our Roll-on/Roll-off vessel fleet as of April 30, 2004.

RoRo Vessels

Vessel(1)	Flag	Year Built		DWT	Passenger Capacity	Lane Meters	Service Speed (Knots)
Stena Shipper	U.K.	1979		8,800	12	2,050	19.0
Vasaland(2)	Sweden	1984		12,870	12	2,170	17.5
Mont Ventoux(3)	U.K.	1998		12,350	12	2,715	22.0
Stena Foreteller(4)	Sweden	2002		12,300	12	3,000	22.0
Stena Forecaster	Sweden	2003		12,300	12	3,000	22.0
Stena Forerunner	Sweden	2003		12,300	12	3,000	22.0
Stena Gothica	Sweden	1975	(5)	14,406	12	2,000	16.0

(1)	Does not include two vessels recently sold which will be delivered in May-June 2004.

(2)	The Vasaland is chartered in pursuant to a time charter for a term expiring in April 2005.

(3)	The Sea Centurion was renamed Mont Ventoux in December 2002.

(4)	The Cetam Massilia was renamed the Stena Foreteller in November 2003.

(5)	The Stena Gothica was refitted in 1990.

RoPax Vessels

Vessel	Flag	Year Built	DWT	Passenger Capacity	Number Of Berths (cabins)	Lane Meters	Service Speed (Knots)
Pride of Aquitaine(1)	U.K.	1991	3,794	1,850	121	1,800	21.0
Svealand(2)	Italy	1999	7,466	328	62	2,300	22.0

(1)	P&O Aquitaine was renamed Pride of Aquitaine in March 2003.

(2)	The Svealand was chartered in pursuant to a time charter which expired in May 2004; upon expiration of the charter, we purchased the vessel from its owner.

For the five years ended December 31, 2003, our average Roll-on/Roll-off vessel utilization rate was approximately 97% (excluding planned offhire days). The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, including the vessels chartered to Stena Line, during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	1999	2000(4)	2001	2002	2003
Total vessel days available(1)	5,215	4,546	2,729	2,348	3,059
Vessel days utilized(2)	5,089	4,437	2,683	2,272	2,948
Vessel utilization (percentage)(2)	97.6	97.6	98.3	96.8	96.4
Offhire days(3)	44	67	2.6	7	43
Offhire days (percentage)	0.8	1.5	1.0	0.3	1.4
Unutilized days	82	42	20	69	68
Unutilized days (percentage)	1.6	0.9	0.7	2.9	2.2

(1)	Total vessel days is determined by aggregating the number of days in each year we owned, chartered in or leased such vessels.

(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.

(3)	Due to planned dry-dockings and damage.

(4)	In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations.

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

The table below sets forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off vessels as of April 30, 2004.

RoRo vessels

Vessel(1)	Type of Charter	Charterer	Current Charter Period(2)
Mont Ventoux	Time	Sudcargos	11/03 – 11/04
Stena Shipper	Time	TOR Line	01/04 – 09/04
Stena Foreteller(3)	Time	British Government	03/04 – 06/04
Stena Forecaster	Time	Transfennica	06/03 – 10/05
Stena Forerunner	Time	Transfennica	10/03 – 12/05
Vasaland(4)	Time	Finnlines Oyj	04/03 – 04/05
Stena Gothica	Time	Crowley ATI	06/04 – 09/04

(1)	Does not include two vessels recently sold which will be delivered in May or June 2004.

(2)	Excludes optional extension periods.

(3)	The Cetam Massilia was renamed the Stena Foreteller in November 2003.

(4)	Chartered in vessel.

RoPax vessels

Vessel(1)	Type of Charter	Charterer	Current Charter Period(2)
Pride of Aquitaine[1]	Bareboat	P&O Ferries Limited	04/99 – 12/05
Svealand[2]	Time	Scandlines Danmark A/S	04/03 – 04/05

(1)	P&O Aquitaine was renamed Pride of Aquitaine in March 2003.

(2)	The Svealand was chartered in until May 2004; upon expiration of the charter we purchased the vessel from its owner.

Fleet management.    We order new vessels to be built, purchase existing vessels, charter vessels in, charter vessels out and sell vessels. We believe that our close relationships with customers and our ability to understand, anticipate and service customer needs provides us with important market information which can be used in determining whether to purchase, sell or reconstruct existing vessels or order newbuildings. We base our decision as to whether to purchase or sell vessels on market conditions, the size of our fleet of Roll-on/Roll-off vessels, our view of future demand, vessel values, charter rates and other factors. We typically sell vessels to operators of passenger and freight services. We also charter in vessels. The Vasaland is currently chartered in and, in turn, chartered out to third parties.

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

Roll-on/roll-off vessel sales and purchases

	1999	2000		2001		2002		2003
Fleet as of January 1	15	14		8		7		8
Newbuildings delivered	2	1		—		1		2
Vessels purchased	—	—		—		—		1
Vessels sold	3	1		1		1		3
Fleet as of December 31,	14	8	(1)	7	(1)	8	(1)	8	(2)
Net gain on sale of vessels (SEK in millions)	172	80		91		—		64

(1)	In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations.

(2)	Stena Line delivered the Stena Gothica to the Roll-on/Roll-off operations in the beginning of 2004.

Newbuilding program.    Two newbuildings, the Stena Forecaster and the Stena Forerunner, were delivered in April and August 2003, respectively. In March 2004, we sold our RoRo Newbuilding vessel, the Chieftain to a subsidiary of our affiliate Stena Metall on delivery. We chartered the vessel back (renamed the Stena Freighter) on a long-term charter for use in our ferry operations. We have no other newbuildings on order.

Fleet changes during 2003 and 2004.    In April 2003, the RoRo vessel, Stena Clipper, was sold to a third party. When the Stena Britannica (the new RoPax vessel built in Korea) was delivered and put into service in April 2003, the vessel previously named Stena Britannica was transferred from our ferry operations back to our RoRo operations. We then entered into an agreement with Finnlines Oyj whereby the previous Stena Britannica was sold to Finnlines. In that transaction the Finnlines owned 1984 built RoRo vessel Oihonna was sold to us and we chartered the vessel back to Finnlines under a two year time charter. Prior to delivery, we sold the Oihonna, now re-named Vasaland, and entered into a two year time charter with the purchaser corresponding to the time charter we entered into with Finnlines.

The RoPax vessel Svealand, previously time-chartered for our ferry operations was replaced by the RoPax vessel Ask during April 2003. The time-charter for the Svealand was taken over by our RoRo operations which in turn chartered the vessel to Scandlines AS. The time-charter expired in May 2004 upon which we exercised our option to purchase the vessel from its owner.

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

Crude oil and petroleum product transportation

We own, charter in and provide commercial management services for, crude oil and product tankers.

We own two Product tankers, lease two Product tankers pursuant to long-term finance leases and have 75% interests in two Panamax tankers and 50% interests in two shuttle tankers. We have six additional tankers on order. All of our owned and finance leased and tanker newbuildings are double hulled. As of April 30, 2004, we also chartered in 23 Product, Aframax, Panamax and Suezmax tankers.

We increased the range of size of our fleet from 15 to 20 tankers to 20 to 30 tankers to meet increasing requirements from our customers. We also decided to increase the proportion of owned ships in our fleet and since early 2003, we have entered into agreements for the purchase of 10 new tankers. Four of these new tankers were delivered in the first four months of 2004. See "Newbuildings" below. Our customers are generally large international oil companies, members of the Organization of Petroleum Exporting Countries and shipping companies. Our major customers include ChevronTexaco Corporation, the Royal Dutch/Shell Group of Companies, ConocoPhillips, BP p.l.c and CSSA Chartering and Shipping Services.

We have an allocation agreement with Concordia Maritime AB, referred to herein as Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

The table below sets forth certain information with respect to our owned and financed leased tankers.

Owned and Finance Leased Tankers

Tankers	Flag	Year Built	Type	DWT
Stena Caribbean(1)	U.K.	2002	Product	10,000
Stena Calypso(1)	U.K.	2002	Product	10,000
Stena Concord	Bermuda	2004	Product	47,400
Stena Consul	Bermuda	2004	Product	47,400
Stena Companion(2)	Bermuda	2004	Panamax	72,000
Stena Compatriot(2)	Bermuda	2004	Panamax	72,000
Stena Alexita(3)	Norway	1998	Shuttle	127,535
Stena Natalita(3)	U.K.	2001	Shuttle	108,073

(1)	Tankers held pursuant to a long term finance lease.

(2)	We have a 75% interest in each of these vessels.

(3)	Our interest in these tankers is through two 50/50 joint ventures with Ugland Nordic Shipping ASA, Norway, a company owned by Teekay which is active in the shuttle tanker business.

We have entered into 10-year charter agreements with Progetra S.A. for the Stena Arctica and the Stena Antarctica, two of our ice-class Aframax tankers. The charter term commences on the delivery of the vessels from the shipyard which is currently expected in 2005 and 2006, respectively.

The table below sets forth our existing chartering agreements with respect to our owned and finance leased tankers. Our four other tankers are currently trading on the spot market.

Charters for Owned and Finance Leased Tankers

Tanker	Type of Charter	Charter	Current charter period
Stena Caribbean	Time	Chevron Texaco	2002-2011
Stena Calypso	Time	Chevron Texaco	2002-2007
Stena Alexita	Time	Esso Norway	1998-2008
Stena Natalita	Time	Teekay Norway	2002-2007

Newbuildings.    The two 72,000 dwt Panamax tankers in which we have 75% interests were delivered in the first four months of 2004. In April 2003, we entered into an agreement to build two Panamax tankers, 72,000 dwt, at a shipyard in China for delivery in 2005 and 2006. In June 2003, we entered into an agreement to build two ice-class 1-A 113,600 dwt Aframax tankers at a shipyard in Korea for delivery in 2005 and 2006. Two of the four 47,400 dwt Product tankers which we agreed to purchase from a shipyard in Croatia were delivered in 2004. The two other Product tankers are scheduled to be delivered in 2005. Our aggregate remaining cost for our six additional tankers, as of April 30, 2004, fully equipped, was approximately $196 million.

Chartering activities.    As of April 30, 2004, all of our chartered in tankers, except for one which is on a time charter contract for two years starting April 2004, and four of our owned tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under a charter on the spot market, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage.

Since January 1, 2004, spot market rates have ranged from $24,000 to $78,000 per day for Aframax tankers, $13,000 to $42,000 per day for Panamax tankers and $10,000 to $32,000 per day for Product tankers. Spot market rates as of April 30, 2004 were $30,000 for Aframax tankers, $13,000 for Panamax tankers and $10,000 for Product tankers.

For the five years ended December 31, 2003, our average tanker utilization rate was approximately 97% (excluding planned offhire days). The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	1999	2000	2001	2002	2003
Total tanker days available	6,326	5,602	5,257	5,572	7,165
Tanker days utilized	6,092	5,442	5,040	5,486	7,047
Tanker utilization (percentage)	96.3	97.1	95.9	98.4	98.0
Offhire days[2]	234	160	217	86	118
Offhire days (percentage)	3.7	2.9	4.1	1.6	1.6

(1)	Total tanker days is determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)	Due to scheduled and unscheduled drydockings and damage.

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

Ship management

As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, Northern Marine, which provides ship management services from offices in Glasgow, Scotland, Singapore and India. Ship management includes crewing, inventory control, maintenance and technical management. As of December 31, 2003, Northern Marine provided services for vessels through approximately 3,125 seafarers for us, Concordia, ChevronTexaco and several other third parties.

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

Real estate

General.    Through our subsidiaries, we are involved in the acquisition, refurbishment and management of residential and commercial properties. For purposes of the indentures governing our indebtedness and the indenture that will govern the notes, these subsidiaries are designated unrestricted subsidiaries, as defined in the indentures. As of April 30, 2004, our real estate portfolio consists of two segments: 145 leasehold and freehold properties in Sweden and 32 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg and France. A substantial majority of our rental income comes from our properties in Sweden; the majority of our remaining rental income being derived from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Stockholm, Malmo and Amsterdam. We also manage real property owned by the Olsson family. As of December 31, 2003, our management estimates, based on internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 8.8 billion. We are increasing our investments in real estate in Sweden.

Each of our real estate subsidiaries finances its acquisitions of real property with individual mortgages from various commercial and mortgage banks on each parcel obtained. On average, approximately 75% of the value of each property is financed. In the case of the Swedish properties, approximately one-half of our properties (based on value) secure loans which are for a term of less than one year and are subject to floating interest rates and the remaining half secure loans of two to four years in duration. The debt incurred by our real estate operations is non-recourse to our restricted group. Our average loan is for a term of 1.8 years. Through the use of interest rate caps and performance swaps, the interest rates are converted into fixed rates for up to five years. Outside of Sweden, the mortgage loans are generally for a minimum period of five years. Interest rates are generally fixed for these properties.

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

Swedish properties.    Our real estate portfolio in Sweden as of April 30, 2004 consisted of residential and commercial properties totaling approximately 924,000 square meters. In March 2004, we acquired properties in Sweden for SEK 560 and sold other properties in Sweden for SEK 49 million. Properties were also acquired in The Netherlands for SEK 90 million. In 2004, we also invested an additional SEK 452 million in the shares of the public company Drott AB (publ), referred to hereafter as Drott. As a result of these investments and our prior purchases of Drott shares, our investment in Drott aggregates SEK 1,526 million. At the end of March 2004, the shareholders of Drott approved the distribution to shareholders of a new company, Bostads AB Drott, that would focus on Drott's residential properties. As a result of our investment in Drott, as of April 30, 2004 we owned approximately 14% of the new residential property company and 14% of the existing company, now named Fabege AB, which will focus on commercial properties. On May 10, 2004, we exchanged with another shareholder a portion of our shares in Fabege AB for shares in Bostads AB Drott. As a result of this transaction, as of May 10, 2004, we owned approximately 29.3% of the outstanding shares and voting stock of Bostads AB Drott and approximately 9.0% of the outstanding shares of Fabege AB (representing approximately 8.9% of its voting stock). Pursuant to Recommendations by Näringslivets Börskommitté, NBK (the Swedish Industry and Commerce Stock Exchange Committee) which are binding on listed companies (but not on unlisted companies such as the Company), a shareholder who owns 30% or more of the voting stock of a Swedish company whose shares are traded on a Swedish stock exchange or authorized marketplace is required to make an offer to purchase all outstanding shares in such company. The terms of the offer may not be less favorable than for a prior transaction conducted by the purchaser, or somebody related to the purchaser, within six months from the offer. The offer must contain a compensation alternative under which all shareholders are entitled to payment in cash. We are considering various alternatives with respect to our investments in these companies which may include selling or exchanging our shares in one or both companies or investing additional funds. Fabege has also announced a share repurchase program in which we will participate.

In 2003, we invested SEK 288 million in properties, including SEK 128 million to purchase additional properties in Sweden, SEK 32 million to purchase additional properties in the south of France and SEK 128 million in improvements to existing properties. We also sold properties in Sweden and in Germany for SEK 441 million. As of April 30, 2004, our residential properties consist primarily of multi-family rental properties (approximately 8,900 units) which in terms of square meters comprise approximately 66% of our properties in Sweden or approximately 611,000 meters. We are also seeking to convert several of our residential properties to condominiums for sale. Our commercial properties in Sweden consist of office buildings and industrial property and comprise the remaining 34% of our property portfolio in Sweden or approximately 313,000 square meters. The occupancy rates for our Swedish properties based on square meters on December 31, 2002 and on December 31, 2003 were 98% and 98%, respectively.

Of our Swedish properties, 28 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 50 year to 90 year period. Rent is renegotiated after the first 20 years and every 10 years thereafter. Most of our leased properties have more than 50 years of the original lease term remaining.

Other.    Our other properties as of April 30, 2004 consisted of 32 commercial properties, 26 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg and southern France. Our non-Swedish properties total approximately 144,000 square meters. During 2003, we acquired one property in The Netherlands and sold one property in Germany. The occupancy rates for our non-Swedish properties based on square meters on December 31, 2002 and on December 31, 2003 were 95% and 96%, respectively.

Property management.    In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. For the years ended December 31, 2002 and December 31, 2003, such fees aggregated SEK 9 million and SEK 10 million, respectively.

Investment activities

We maintain an investment portfolio of equity and debt securities. As of December 31, 2003, we had invested SEK 2.8 billion in this portfolio, as compared to SEK 1.3 billion as of December 31,2002. Our equity investments currently include both publicly traded and private companies, including Drott. The debt securities currently held by us are primarily bank floating rate notes and high yield government and corporate bonds from emerging markets. We also have a $73.1 million investment in two VIEs whose purpose is to invest primarily in high yield securities and bank loans, respectively. See "Management's discussion and analysis of financial condition and results of operations — Recent U.S. accounting pronouncements" for a discussion of the treatment of our investment in these companies for US GAAP purposes. In addition to our hedging arrangements, we actively trade in currency contracts and options. As of December 31,2003, the notional amounts of such instruments were SEK 416 million as compared to SEK 208 million, respectively, as of December 31, 2002. There was no credit exposure on these instruments at December 31, 2002 or 2003.

Results from our portfolio of debt and equity securities and our currency/interest rate trading activities for the years ended December 31, 2003, 2002 and 2001 were a gain of SEK 195 million, a loss of SEK 32 million and a gain of SEK 111 million, respectively. We seek to maintain a diversified investment portfolio to balance our exposure to various risks and have established a series of procedures and limits we believe are designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

Classification of vessels

The hull and machinery of each of our vessels have been certified as being "in class" by its respective classification society: Lloyds Register, DnV, ABS or Bureau Veritas. A classification society certifies that a vessel has been built and maintained in accordance with the rules of the society and is in compliance with applicable rules and regulations of the country of registry and the international conventions of which that country is a member.

The aggregate appraised value of our Roll-on/Roll-off vessels (including those used in our ferry operations), crude oil tankers and drilling rigs as of December 31, 2003 was SEK 13.5 billion as compared with the net book value as of December 31, 2003 of SEK 13.2 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

As of December 31, 2003, the book value of the other tangible fixed assets held by our restricted group was SEK 2.7 billion.

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

Protection and indemnity insurance.    We maintain P&I insurance coverage for our shipping activities, which includes coverage against legal liability and other related expenses incurred due to the injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to third party property, pollution arising from oil or substance and salvage, towing and other related costs. Our P&I insurance coverage is arranged through four P&I mutual insurance clubs in Sweden, Norway and the United Kingdom. As a member of the club, we may be required to pay additional premiums in arrears. Our total premium is based on our own claims record, the total claims record of the members of the club and the aggregate claims record of all clubs which are members of the international association of P&I Clubs and the clubs' costs for reinsurance.

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

Our fleet of tankers is used to transport crude oil and petroleum products. The operation of these vessels, as well as our drilling rigs, could potentially result in an oil spill for which we could be liable. The Roll-on/Roll-off vessels owned and chartered out by us do not transport crude oil or petroleum products, but do carry significant quantities of diesel oil and other heavy oil used for fuel that, if spilled, would cause pollution and liability. In addition, vessels owned and chartered out by us could be involved in a collision with a tanker causing a spill of the tanker's cargo for which we could be liable. See "Regulation."

Claims experience.    We have experienced some immaterial property losses over the past five years. These losses were covered by insurance and none of these incidents resulted in a material loss or liability for us. In February 2004 one of our ferry vessels was in a collision with another vessel. The vessel, cargo and oil spill damages are covered by insurance.

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

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2003:

Name of Company	Domicile	Percentage Owned
Stena Rederi AB	Sweden	100
Stena Bulk AB	Sweden	100
Stena Fastigheter AB	Sweden	100
Stena Line Scandinavia AB	Sweden	100
Stena International BV	The Netherlands	100
Stena Line Holding BV	The Netherlands	100
Stena Drilling (Holdings) Ltd	United Kingdom	100
Stena Ferries Ltd	United Kingdom	100
Stena North Sea Ltd.	United Kingdom	100
Stena Line Ltd	United Kingdom	100
Stena Maritime AG	Switzerland	100
Stena Holding (Bermuda) Ltd	Bermuda	100
Stena Tay Ltd	Bermuda	100
Stena Don LLC	Isle of Man	100

Regulation

General

The shipping industry in general, and our business and the operation of our vessels and drilling rigs in particular, are subject to and affected by a variety of governmental regulations including numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels and drilling rigs are registered and operate. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels and drilling rigs. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the vessels and drilling rigs owned or operated by us will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations. We believe that the increased environmental and quality concerns of insurance underwriters, regulatory bodies and charterers will result in greater inspection and safety requirements on all vessels.

Environmental

We are subject to the laws of various jurisdictions and international conventions regarding the discharge of materials into the environment. The most onerous of such regulations in the United States are the Oil Pollution Act of 1990, or OPA '90 and the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA.

OPA '90 establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade in the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States territorial area and the two hundred nautical mile exclusive economic zone of the United States.

Under OPA '90, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. OPA '90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker. These limits of liability do not apply if the incident was proximately caused by a violation of applicable United States Federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities.

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

Under OPA '90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. All of our new buildings are compliant with OPA '90.

OPA '90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA '90. There is no uniform liability scheme among the states. Some states have OPA 90-like schemes for limiting liability to various amounts and some rely on common law fault-based remedies, while others impose strict and unlimited liability on an owner or operator. Some states have also established their own requirements for financial responsibility.

CERCLA.    CERCLA applies to discharges of hazardous substances (other than oil), whether on land or at sea. CERCLA applies to owners and operators of vessels and provides for cleanup, removal and natural resource damages. CERCLA's liability regime is similar to that of OPA '90. We believe that we are in substantial compliance with OPA, CERCLA and all other applicable state and federal regulations applying to the waters of the United States and the ports where our vessels call.

IMO.    The International Maritime Organization (IMO), an agency of the United Nations is responsible for measures to improve international shipping and to prevent pollution from ships. The IMO has developed international treaties and conventions to regulate the international shipping industry which now apply to over 98% of the world's shipping. The most important of these are mentioned below.

CLC.    Many countries other than the United States have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and Protocol of 1992 (CLC). Under the CLC, a tanker's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by a discharge of persistent oil, such as crude oil, fuel oil, heavy diesel oil and lubricating oil, subject to certain complete defenses, including pollution damage resulting from an act of war, caused by a third party, or caused by the negligence or wrongful act of a government responsible for the maintenance of lights or other navigational aids. Liability is currently limited to between approximately $915 and $930 per gross ton plus $6.5 million for the first 5,000 gross tons, an amount that is subject to periodic adjustment. The right to limited liability is forfeited only where pollution damage is caused by the owner's personal act or omission committed with intent to cause such damage or recklessly and with knowledge that the damage would result. Tankers trading in the territorial waters of contracting states must provide evidence of insurance covering the maximum amount for which the owner is strictly liable. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed on the basis of fault or in a manner similar to the CLC.

MARPOL 73/78.    Annex 1 of the International Convention for the Prevention of Pollution from Ships 1973 and Protocol 1978 deals with the prevention of pollution from oil. The Convention provides stringent construction and operating standards to prevent the release of oil into the environment. We apply these regulations strictly. Under the requirements of the Convention, all new oil tankers built since 1996 are required to have double hulls. MARPOL 73/78 has been modified recently in the light of the Erika and Prestige incidents on the West Coast of Europe. In 2002 new amendments came in to force to Annex 1 of the Convention which set a global timetable for the accelerated the phase out of single hull tankers. These new regulations identify two categories of single hull tankers which are principally distinguished on the basis of whether they have protectively located segregated ballast tanks or not. Vessels fall into these categories if they are over 20,000 tons deadweight carrying heavy oil and over 30,000 tons deadweight carrying other oils. Category 3 tankers are tankers above 5,000 tons but below the tonnage of category 1 and category 2 tankers. These older single hull tankers must undergo a Condition Assessment Scheme (CAS) survey which apply to category 1 vessels continuing to trade up to 2005 and to category 2 vessels trading after 2010. However these amendments have been over taken by the 2003 MARPOL amendments which come into force on 5 April 2005. These amendments accelerate the final phasing out of category 1 tankers to 2005 and category 2 and 3 tankers to 2010 though depending on the age of the ship, these dates can be earlier.

All of our owned and finance leased tankers are double hulled vessels and all of our tankers are fully compliant with MARPOL Annex 1 Rules. This Convention has further annexes including Annex 2 Control of Pollution by Noxious Liquid Substances, Annex 4 Prevention of Pollution by Sewage and Annex 6, Prevention of Air Pollution from Ships. All our vessels are fully compliant with all requirements of the MARPOL Convention and amendments.

ICLL.    The International Convention on Load Lines of 1966 (ICLL), which entered into force on July 21, 1968, establishes principles and rules concerning the limits to which ships may be loaded for international voyages. The provisions take into account the potential for hazards in different maritime regions and seasonal operating conditions, and designate how, where and when assigned load lines are to be marked on each ship. Generally, the ICLL applies to all ships that are greater than 24 meters (79 feet) in length (for ships built since 1966) or greater than 150 tons gross, unless otherwise exempted by the terms of the Convention. Currently each of our ferries, freight vessels, and petroleum tankers, to which the ICLL is applicable, are operating under an International Load Line Certificate demonstrating that the vessel has been surveyed and marked in accordance with the ILCC within the past five years.

SOLAS.    The International Convention for the Safety of Life at Sea (SOLAS) 1974 establishes basic safety standards for the construction and operation of merchant ships engaged on international voyages (including our Roll-on/Roll-off vessels and tankers). SOLAS has been ratified by more than 90 countries. SOLAS '74 provides safety standards for construction, machinery and electrical installations, life-saving appliances, radiotelegraphy and radiotelephony, navigation and the carriage of dangerous goods. SOLAS '74 puts the primary responsibility for compliance on the flag state, but there are provisions which recognize certain rights and obligations of countries where the ships call.

The SOLAS convention of 1990 (SOLAS '90) was adopted in 1990 to set new stability criteria for passenger carrying vessels. RoPax and car/passenger ferry vessels constructed after April 29, 1990 must be built to meet these and other requirements. RoPax and car/passenger ferry vessels that were constructed prior to April 29, 1990 are permitted to be retrofitted to comply with these SOLAS '90 regulations in stages. For example, as of October 1, 2002, a RoPax vessel constructed prior to April 29, 1990 must be in at least 90% but may be in less than 95% compliance with SOLAS '90. In accordance with the IMO SOLAS conference held in November 1995, all such vessels must be in full compliance with SOLAS 90 by October 1, 2005.

At the 1995 SOLAS Conference, several amendments to SOLAS and IMO resolutions were adopted concerning RoRo passenger vessel stability, arrangements of bow doors, operations, communications, lifesaving and search and rescue. In particular, Resolution No. 14, also known as the Stockholm Agreement, allows for regional agreements to establish specific stability requirements for RoPax and car/passenger ferry vessels. These regulations also require vessels to fulfill the SOLAS '90 damage stability standard, which had applied to all RoRo passenger ships built since 1990 and was extended to existing ships in accordance with an agreed phase-in program. These regulations entered into force on October 1, 2002. All of our RoPax and car/passenger ferry vessels are currently in full compliance with SOLAS '90 as well as the Stockholm Agreement.

Amendments to SOLAS '74 establish greater fire safety standards for existing RoPax and multi-purpose ferry vessels and newbuildings. These requirements must be complied with over a period of 12 years from 1992 to 2005. Our owned vessels are in full compliance with these fire and safety regulations, and we anticipate that newbuildings and/or acquired vessels will be compliant by 2005, at an estimated cost of SEK 15 million per vessel.

Further amendments adopted to SOLAS '74 in 2000 and 2002 stipulate, among other things, the fitting of an Automatic Identification System (AIS) and a Voyage Data Recorder (VDR) for ships engaged on international voyages. Installation of AIS and VDR is scheduled to be completed for our entire fleet within the mandated schedules at an estimated cost of SEK 65 million. Additional security provisions adopted under SOLAS in December 2002 include mandatory compliance with the new International Ship and Port Facility Security Code (ISPS Code). We anticipate that our operations will be fully compliant with this requirement prior to its entry into force in July 2004.

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

Our drilling units are designed and constructed to meet all applicable rules and regulations for operation world-wide. Three of them are designed to cope with the harsh environment of the North Sea British sector, including the Stena Don which is also designed to withstand the North Sea Norwegian sector environment.

Norway has the most demanding rules and regulations in the world. In order to work on the Norwegian Continental Shelf, the Stena Don has been fully certified to meet the regulations of the Norwegian Petroleum Directorate (NPD). The Stena Don also meets all the regulations of the Norwegian Maritime Directorate (NMD) for "marine" equipment, systems and arrangement and is also in compliance with all relevant regulations for operation on the British Continental Shelf. The Stena Don is classed with Det Norske Veritas and has all applicable class notations, including class notations for dynamic positioning and drilling systems.

Finally, all of our ships and our management companies comply with Chapter IX of the SOLAS Convention entitled Management for the Safe Operation of Ships. This made the International Safety Management Code (ISM Code) mandatory and establishes safety management objectives which are to:

•	provide for safe practices in ship operation in a safe working environment;

•	establish safeguards against all identified risks; and

•	continuously improve safety management skills of personnel, including preparing for emergencies.

The code requires a Safety Management System (SMS) to be established by the shipowner or manager who has responsibility for operating the ship and which establishes a policy for achieving the objectives. This includes providing the necessary resources and shore based support and a designated person ashore having direct access to the highest level of management. The code is documented and compiled in a safety management manual which is kept on board the ship. Our vessels and management companies all are compliant with this Code and are audited regularly to ensure that this remains the case.

Athens Convention.    The International Convention relating to the Carriage of Passengers and their Luggage by Sea (PAL) 1974 has governed the liability of carriers for damage suffered by passengers carried on a seagoing vessel. The regime makes the carrier strictly liable for damage or loss suffered by a passenger if the incident causing the damage occurred during the carriage and was due to the fault or neglect of the carrier. However the carrier may limit his liability unless the carrier acted with intent to cause such damage or recklessly and with knowledge that such damage would probably result.

The original convention and the limits have been substantially altered and increased by the 2002 Protocol to the Convention. The carrier is now strictly liable for the death or personal injury to a passenger with limited defenses if the carrier can prove that the incident resulted from an act of war, hostilities, civil war, insurrection or a natural phenomena of an exceptional inevitable and irresistible character or thoroughly caused by an act of omission done with intent to cause the incident by a third party. However if the incident occurred as a result of the fault or neglect of the carrier then the limit is increased from approximately US $360,000 per passenger on each distinct occasion to approximately US $580,000 per passenger, provided that if the carrier is responsible for an act or omission with intent to cause damage or recklessly and with knowledge that damage would result, then the right to the limit is lost. A scheme of compulsory insurance has been introduced by the Convention to ensure that the carrier can meet these potential liabilities.

HNS Convention.    The International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances (HNS) 1996 is likely to come into force in the medium term. The liability aspects of the Convention are based on the CLC by establishing a regime of strict liability and the registered shipowner's right to limit liability. However, the HNS goes further than the CLC in that it covers not only pollution damage but also the risks of fire and explosion including loss of life or personal injury as well as loss or damage to property. HNS substances include oil, liquefied gases and other dangerous, hazardous or harmful materials. The present limits of liability are between US $500 and US $2,000 per gross ton though it is likely that these limits will increase once the Convention is ratified and comes into force.

Other Properties

Ports.    We own two ports: Holyhead and Stranraer, both located in the United Kingdom. We also own land along the quay in Hook of Holland, The Netherlands, enabling us to control our port area at Hook of Holland. In addition, we own 50% of the capital stock of a company that owns the ports of Fishguard and Rosslare and we operate the port of Fishguard in the United Kingdom. Additionally, in October 2003 we entered into an agreement with P&O relating to, among other things, the acquisition of a 50% ownership interest in P&O's port in Cairnryan in Scotland. Completion of the acquisition is subject to certain contractual conditions. In the case of our other routes, we use port facilities owned by third parties and pay applicable port and harbor fees.

Hotels.    We own two hotels in Denmark. The hotels are marketed as part of tour packages. We have an agreement with Scandic Hotels for Scandic Hotels to operate the hotels. Scandic Hotels also work with us in relation to the marketing for the hotels.

Item 5.    Operating and Financial Review and Prospects

General

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" section of Item 3 and our Consolidated Financial Statements and the Notes thereto. The Consolidated Financial Statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. For a discussion of the significant differences between Swedish GAAP and US GAAP and a reconciliation of net income and stockholders' equity from Swedish GAAP to US GAAP, see Note 31 to the Consolidated Financial Statements.

We generate revenue primarily from our ferry operations, chartering out our Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, selling vessels and from real estate rents. The period from June through September is the peak travel season for passengers in our ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on our results in each period.

Significant events

In August 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O for approximately (pounds sterling)152 million in cash. In connection with the sale, P&O also paid Stena Line (pounds sterling)30 million for repayment of an outstanding loan to P&O Stena Line and Stena Line received approximately (pounds sterling)11 million relating to dividends and interest. The proceeds of the sale were used to repay borrowings under revolving credit facilities. Stena Line also purchased from P&O North Sea Ferries Limited three ships which operated on P&O's Felixstowe-Rotterdam freight route for approximately (pounds sterling)12 million.

The first of the RoPax vessels ordered from a shipyard in Korea, the Stena Britannica, was delivered in January 2003 and entered service for Stena Line on the Harwich-Hook van Holland route in February. The vessel with the same name previously used on that route was sold to Finnlines in March 2003. The remaining RoPax newbuilding from Korea was delivered in May 2003 and entered service for Stena Line on the Irish Sea as the Stena Adventurer in July 2003. These two vessels were financed by new finance leases on delivery.

In November 2003, we sold two RoRo vessels used in our ferry operations, the Stena Carrier and the Stena Freighter. The conventional fast ferry Stena Lynx III, that was previously on charter, was acquired in December 2003.

In October 2003, we agreed with P&O to establish a joint venture to acquire the Port of Cairnryan in Scotland from P&O for a total purchase price of (pounds sterling)22 million. We and P&O will have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for Stena and P&O and each party will pay port user fees to the joint venture. Our acquisition and the redevelopment of the port will be principally financed with borrowings by the joint venture with Stena and P&O, each providing approximately 5% of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the transaction is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities.

In April 2003, the RoRo vessel Stena Clipper was sold to a third party and a RoRo vessel, the Oihonna, was acquired from Finnlines. The Oihanna was sold to a third party on delivery and chartered back to us. The vessel has been renamed Vasaland and has entered a long-term charter with Finnlines. We also chartered a RoPax ferry, the Svealand, and chartered it out on a long term basis to Scandlines AS.

In April 2003, the second RoRo newbuilding from China, the Stena Forecaster, was delivered from the shipyard. After final completion, the vessel was chartered to a third party in June. In August 2003, the third and final RoRo newbuilding from China, the Stena Forerunner, was delivered from the shipyard. After final completion, the vessel was chartered to a third party in October 2003.

In April 2003, we entered into agreements to build two Panamax tanker vessels at a shipyard in China for delivery in 2005 and 2006. In June 2003, we entered into agreements to build two Aframax tanker vessels at a shipyard in Korea for delivery in 2005 and 2006, respectively. In September 2003, we entered into agreements to purchase four product tankers under construction in Croatia for delivery in 2004 and 2005.

In 2003, we invested SEK 288 million in properties, including SEK 128 million to purchase additional properties in Sweden and SEK 32 million to purchase additional properties in the south of France and SEK 128 million in improvements to existing properties. We also sold properties in Sweden and in Germany for SEK 441 million. We also invested an aggregate of SEK 1,074 million in shares in the Swedish property company Drott. As of December 31, 2003, our shares in Drott represented approximately 10% of Drott's outstanding shares.

In January 2003, we redeemed the remaining outstanding 10½% Senior Notes due 2005 for an aggregate redemption price of $105.7 million. As of December 31, 2002, the Company had repurchased $72 million principal amount of these notes.

In October 2003, we redeemed all outstanding 8¾% Senior Notes due 2007 for an aggregate redemption price of $180.1 million.

In December 2003, we issued $175 million principal amount of 7½% Senior Notes due 2013.

Results of Operations

	2001	2002	2003
	(SEK IN MILLIONS)
CONSOLIDATED GROUP
Income Statement Data
(Swedish GAAP):
Total revenues	13,104	13,425	13,619
Direct operating expenses	(8,829)	(9,020)	(9,333)
Selling and administrative expenses	(1,421)	(1,468)	(1,522)
Non-recurring items	18	—	—
Depreciation and amortization	(1,605)	(1,764)	(1,742)
Income from operations	1,267	1,173	1,022
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	7,909	8,486	8,597
Net gain (loss) on sale of vessels	(16)	20	50
Total Ferry operations	7,893	8,506	8,647
Drilling	1,702	2,079	1,601
Shipping: Roll-on/Roll-off vessels	297	247	298
Crude oil tankers	2,125	1,462	1,826
Other shipping	76	103	118
Net gain on sale of vessels	171	28	64
Total Shipping	2,669	1,840	2,306
Property: Operations	787	886	932
Net gain on sale of properties	41	104	126
Total Property	828	990	1,058
Other	12	10	7
Total	13,104	13,425	13,619
Income (Loss) from Operations:
Ferry operations	(43)	483	397
Net gain (loss) on sale of vessels	(16)	20	50
Total Ferry operations	(59)	503	447
Drilling	468	278	(33)
Shipping: Roll-on/Roll-off vessels	5	(13)	(47)
Crude oil tankers	357	(7)	198
Other shipping	(11)	(10)	3
Net gain on sale of vessels	171	28	64
Total Shipping	522	(2)	218
Property operations	373	397	399
Net gain on sale of property	41	104	126
Total Property	414	501	525
Other	(78)	(107)	(135)
Total	1,267	1,173	1,022
Depreciation & Amortization:
Ferry operations	772	801	811
Drilling	586	747	694
Shipping: Roll-on/Roll-off vessels	141	124	121
Crude oil tankers	39	20	27
Other shipping	5	5	6
Total Shipping	185	149	154
Property	54	62	77
Other	8	5	6
Total	1,605	1,764	1,742

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002
Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Revenues in our ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 25% of our total revenues are generated in US dollars while approximately 40% of our total revenues are generated in SEK. Approximately 20% of our total expenses are incurred in US dollars and approximately 50% are incurred in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

Average rates	January-December 2002	January-December 2003	Change
US $	9.7243	8.0894	(17%)
British pounds	14.5797	13.1946	(10%)
euro	9.1627	9.1250	—

Closing rates	December 31, 2002	December 31, 2003	Change
US $	8.8250	7.2750	(18%)
British pounds	14.1475	12.9125	(9%)
euro	9.1925	9.0940	(1%)

Revenues

Total revenues increased SEK 194 million, or 1%, in the year ended December 31, 2003 to SEK 13,619 million from SEK 13,425 million in the year ended December 31, 2002, primarily as a result of increased revenues in shipping and ferry operations, partially offset by reduced revenues from drilling. Revenues in the year ended December 31, 2003 were adversely affected by the increase of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 111 million, or 1%, in the year ended December 31, 2003 to SEK 8,597 million from SEK 8,486 million in the year ended December 31, 2002, mainly due to increased volumes of freight, in particular from the new freight route Rotterdam-Harwich that started in the middle of 2002, partly offset by reduced number of passengers and cars and the increase of the SEK with respect to the British pound.

Net Gain on Sale of Vessels, Ferry operations.    In the year ended December 31, 2003, we recorded gains of SEK 50 million on the sale of the RoRo vessels Stena Freighter and Stena Carrier. In the year ended December 31, 2002, we recorded gains of SEK 20 million, mainly related to the sale of Stena Jutlandica.

Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 478 million, or 23%, in the year ended December 31, 2003 to SEK 1,601 million from SEK 2,079 million in the year ended December 31, 2002, mainly due to the increase of the SEK with respect to the US dollar, reduced dayrates for the Stena Dee, the Stena Spey and the Stena Clyde, the removal of the Stena Spey and the Stena Dee from service to complete their five-year surveys and offhire periods for the Stena Spey and the Stena Clyde, partly offset by increased revenues for the Stena Don. In the first quarter of 2002, the Stena Don was offhire for approximately two months due to operational difficulties after its delivery in late 2001. Total rig utilization was 73.3% in 2003 as compared to 86.5% in 2002. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 430 million, or 24%, in the year ended December 31, 2003 to SEK 2,242 million from SEK 1,812 million in the year ended December 31, 2002. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 51 million to SEK 298 million from SEK 247 million, or 21%, principally due to deliveries of the new RoRo vessels from China, the Stena Foreteller in May 2002, the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by a decrease of the SEK with respect to the US dollar and the sale of the Stena Clipper. Revenues from crude oil tankers increased SEK 364 million, or 25%, in the year ended December 31, 2003 to SEK 1,826 million from SEK 1,462 million in the year ended December 31, 2002, mainly due to increased daily charter rates in all tanker segments, the delivery of the Stena Caribbean in June 2002 and the Stena Calypso in October 2002 and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar and the sale in July 2002 of the Stena Conductor. During the year ended December 31, 2003, we had a total of 31 tankers chartered in for all or parts of the year, compared to a total of 21 tankers chartered in during the year ended December 31, 2002.

Net Gain on Sale of Vessels, Shipping.    In the year ended December 31, 2003, we recorded gains of SEK 64 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel the Oihonna (renamed the Vasaland), partly offset by a small loss on the sale of the RoRo vessel Stena Clipper. In the year ended December 31, 2002, we recorded gains of SEK 28 million on the sale of the VLCC tanker Stena Conductor.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by us. Revenues from property operations increased SEK 46 million, or 5%, in the year ended December 31, 2003 to SEK 932 million from SEK 886 million in the year ended December 31, 2002, mainly due to increased rents, partly offset by sales of properties

Net Gain (Loss) on Sale of Properties.    In the year ended December 31, 2003, we recorded gains of SEK 126 million on the sale of properties. In the year ended December 31, 2002, we recorded gains of SEK 104 million on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 313 million, or 3%, in the year ended December 31, 2003 to SEK 9,333 million from SEK 9,020 million in the year ended December 31, 2002, primarily due to increased operating expenses in our ferry operations and shipping, partly offset by decreased operating expenses in drilling and the increase of the SEK with respect to the US dollar and, to a lesser extent, with respect to the British pound.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 179 million, or 3%, in the year ended December 31, 2003 to SEK 6,443 million from SEK 6,264 million in the year ended December 31, 2002, mainly due to costs of the new Rotterdam-Harwich freight route, partly offset by an increase of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the year ended December 31, 2003 was 75% of revenues, as compared to 74% for the year ended December 31, 2002.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 139 million, or 15%, in the year ended December 31, 2003 to SEK 810 million from SEK 949 million in the year ended December 31, 2002, mainly due to an increase of the SEK with respect to the US dollar and lower expenses for the Stena Spey, the Stena Dee and the Stena Clyde due to offhire periods, partly offset by costs for the Stena Don related to the settlement of the dispute with Statoil. Direct operating expenses from drilling operations for the year ended December 31, 2003 were 51% of drilling revenues as compared to 46% for the year ended December 31, 2002 mainly due to lower utilization.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 247 million, or 17%, in the year ended December 31, 2003 to SEK 1,698 million from SEK 1,451 million in the year ended December 31, 2002. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 85 million, or 83%, in the year ended December 31, 2003 to SEK 187 million from SEK 102 million in the year ended December 31, 2002, mainly due to deliveries of new RoRo vessels from China, the Stena Foreteller in May 2002, the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by a decrease of the SEK with respect to the US dollar and the sale of the Stena Clipper. Direct operating expenses associated with crude oil tankers increased SEK 162 million, or 12%, to SEK 1,502 million from SEK 1,340 million, mainly due to increased costs resulting from a larger fleet, higher charter rates and the delivery of the Stena Caribbean in June 2002 and the Stena Calypso in October 2002, partly offset by an increase of the SEK with respect to the US dollar and the sale in July 2002 of the Stena Conductor. During the year ended December 31, 2003, we had a total of 31 tankers chartered in for all or parts of the year, compared to a total of 21 tankers chartered in during the year ended December 31, 2002. Direct operating expenses for crude oil operations for the year ended December 31, 2003 were 82% of revenues, as compared to 92% for the year ended December 31, 2002, mainly as a result of increased charter rates. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 26 million, or 7%, in the year ended December 31, 2003 to SEK 382 million from SEK 356 million in the year ended December 31, 2002, increased maintenance costs, partially offset by sales of properties. Direct operating expenses from property operations in the year ended December 31, 2003 were 41% of property revenues, as compared to 40% for the year ended December 31, 2002.

Selling and administrative expenses

Selling and administrative expenses increased SEK 54 million, or 4%, in the year ended December 31, 2003 to SEK 1,522 million from SEK 1,468 million in the year ended December 31, 2002, mainly related to increased salaries and consultants costs and legal costs in our drilling business .

Depreciation and amortization

Depreciation and amortization charges decreased SEK 22 million, or (1%), in the year ended December 31, 2003 to SEK 1,742 million from SEK 1,764 million in the year ended December 31, 2002, mainly due to increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars, partly offset by increased depreciation in the ferry and RoRo operations due to the delivery of new vessels. The new RoPax vessels Stena Britannica and Stena Adventurer entered service in our ferry operations in February and July, respectively, while the old Stena Britannica was sold in March 2003. The new RoRo vessels from China, the Stena Foreteller, the Stena Forecaster and the Stena Forerunner, were delivered in May 2002, June 2003 and October 2003, respectively. Depreciation on properties increased in 2003 to SEK 77 million from SEK 62 million in 2002, mainly as a result of investments in existing properties for new tenants which are depreciated over a shorter time period than investments in new properties.

Result from affiliated companies

Result from affiliated companies for the year ended December 31, 2002, relate to the 40% interest in P&O Stena Line, which was sold in August 2002. Our share of affiliated companies' results in the year ended December 31, 2002 amounted to a gain of SEK 51 million.

Financial income and expense, net

Financial income and expense, net increased by SEK 319 million in the year ended December 31, 2003 to SEK (506) million from SEK (825) million in the year ended December 31, 2002.

Dividends received in the year ended December 31, 2003 increased SEK 24 million to SEK 39 million from SEK 15 million in the year ended December 31, 2002 due to an increased number of investments that pay dividends. Dividends relate to short-term investments and marketable securities.

Net gain (loss) on securities in the year ended December 31, 2003 amounted to SEK 185 million, of which SEK 204 million related to net realized gains and SEK (19) million to net unrealized gains, mainly related to non-listed shares. Net gain (loss) on securities in the year ended December 31, 2002 was SEK (77) million, mainly related to unrealized losses on high-yield bonds.

Interest income in the year ended December 31, 2003 decreased SEK 127 million, or 60%, to SEK 85 million from SEK 212 million in the year ended December 31, 2002. In the year ended December 31, 2002, we had interest income of SEK 102 million from P&O relating to the sale in August 2002 of P&O Stena Line.

Interest expense for the year ended December 31, 2003 decreased SEK 212 million, or 20%, to SEK (824) million from SEK (1,036) million for the year ended December 31, 2002. Interest expense decreased mainly due to an increase of the SEK with respect to the US dollar and, to a lesser extent, reduced interest rates as a result of a decline in interest rates generally and the redemption in January 2003 of the 10½% Senior Notes due 2005.

During the year ended December 31, 2003, we had foreign exchange gains, net of SEK 27 million consisting of gains of SEK 10 million from currency trading and gains of SEK 17 million from translation differences. In the year ended December 31, 2002, we had foreign exchange gains, net of SEK 29 million consisting of gains of SEK 45 million from currency trading and losses of SEK (16) million from translation differences.

Other financial income (expense) of SEK (18) million for the year ended 2003 includes SEK 120 million relating to amortization of SEK 658 million representing the difference between the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. This excess value is being amortized between 2001 and early 2004 in the first and last quarters of each year according to a plan established at the end of 2000. The remaining other financial income (expense) for the year ended December 31, 2003 was SEK (138) million, including SEK (86) million of premium paid in connection with the redemption of the 10½% Senior Notes due 2005 and the 8¾% Senior Notes due 2007 and the write off of the remaining deferred financing costs for these notes and SEK (52) million relating to charges incurred in connection with our ongoing financing arrangements and the amortization of deferred financing charges for our existing debt and capital lease obligations. Other financial income (expense) of SEK 32 million for the year ended December 31, 2002 includes released provisions of SEK 174 million relating to the excess value for Stena Line Senior Notes and SEK 142 million relating to charges incurred in connection with our ongoing financing arrangements and the amortization of deferred financing charges for our existing debt and capital lease obligations, including deferred costs for the 1995 revolving credit facility and deferred costs and premium paid for the Stena Tay private placement.

Income taxes

Income taxes for the year ended December 31, 2003 were SEK 1 million, consisting of current taxes of SEK (58) million and deferred taxes of SEK 59 million. Income taxes in 2002 were SEK 30 million, consisting of net current taxes of SEK (29) million and deferred taxes of SEK 59 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where we generate revenues.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

Currency effects

Our revenues and expenses, as reported in Swedish kronor (SEK), are significantly affected by fluctuations in currency exchange rates, primarily relative to the US dollar and, to a lesser extent, to the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. See also "Item 11 - Quantitative and Qualitative Disclosures about Market Risk". Revenues in our ferry operations are mainly generated in SEK, British pounds, euro, Norwegian kronor and Danish kronor. Excluding our ferry operations, approximately 80% of our revenues and 75% of direct operating expenses are generated in US dollars while approximately 15% of our total revenues are generated in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation are presented below:

Average rates	2001	2002	Change
	(SEK)	(SEK)
US$	10.33	9.72	(6)%
British pound	14.87	14.58	(2)%
euro	9.25	9.16	(1)%

Closing rates	December 31, 2001	December 31, 2002	Change
	(SEK)	(SEK)
US$	10.6675	8.8250	(17)%
British pound	15.4750	14.1475	(9)%
euro	9.4190	9.1925	(2)%

Revenues

Total revenues increased SEK 321 million in 2002 to SEK 13,425 million from SEK 13,104 million in 2001, or 2%. The increase in revenues in 2002 were negatively affected by the strengthening of the SEK with respect to the US dollar. Excluding our ferry operations, revenues decreased by approximately SEK 200 million as a consequence of this currency effect.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 577 million in 2002 to SEK 8,486 million from SEK 7,909 million in 2001, or 7%, principally due to increased volumes of passengers, cars and freight, including effects of increased capacity on the Karlskrona-Gdynia route and the new freight route Rotterdam-Harwich.

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

Shipping.    Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 686 million in 2002 to SEK 1,812 million from SEK 2,498 million in 2001, or 28%. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 50 million to SEK 247 million from SEK 297 million, or 17% as a consequence of the transfer of the Stena Traveller to Ferry operations in early 2002 and lower dayrate for the Sea Centurion, partly offset by revenues from the Stena Foreteller from June 2002. Revenues from crude oil tankers decreased SEK 663 million in 2002 to SEK 1,462 million from SEK 2,125 million in 2001, or 31%, due to the sale in December 2001 of the ULCC Stena Companion and the sale in July 2002 of the VLCC Stena Conductor, together with decreased revenues in the product tanker and Aframax segments as a consequence of lower charter rates in the spot market, partly offset by the delivery in June 2002 of the Stena Caribbean and in October 2002 of the Stena Calypso and a few additional tankers chartered in.

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

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 297 million in 2002 to SEK 1,451 million from SEK 1,748 million in 2001 or 17%. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased SEK 14 million to SEK 102 million from SEK 116 million or 12%. Direct operating expenses in 2001 included SEK 30 million regarding the final settlement for the cancelled four Italian RoRo newbuildings and the balance of that settlement, SEK 45 million, was included as other financial expense reflecting that the final settlement amount was lower than the amount expected. Direct operating expenses in 2002 include costs for the Stena Foreteller from June 2002. Direct operating expenses associated with crude oil tankers decreased SEK 292 million to SEK 1,340 million from SEK 1,632 million, or 18%, mainly due to lower rates for chartered vessels, the sale of the Stena Companion in December 2001 and currency effects as above. In the third quarter 2001, costs of SEK 112 million were recorded due to charter commitments made before the restructuring of StenTex, the joint-venture with Texaco, after the announced take-over of Texaco by Chevron. Direct operating expenses for crude oil operations in 2002 were 92% of revenues, as compared to 77% in 2001. Direct operating expenses for crude oil tankers include time-charter costs which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage. The change in operating expenses as a percentage of revenues reflects primarily the decline in charter rates in the spot market.

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

Income taxes

Income taxes in 2002 were SEK 30 million, consisting of net current taxes of SEK (29) million and deferred taxes of SEK 59 million. Gains from the sale of P&O Stena Line are expected to be exempt from tax after the introduction from April 1, 2002 of a new tax legislation on capital gains in the United Kingdom. Income taxes in 2001 amounted to SEK 605 million, of which SEK (74) million related to current taxes and SEK 679 million related to deferred taxes. In 2001 further tax loss carry forwards related to the shareholding in Stena Line were crystallized as a consequence of a legal reorganization in September 2001.

Liquidity and capital resources

Our liquidity requirements principally relate to servicing debt, financing the purchase of vessels and other assets and funding working capital. We have in prior years met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and financing and refinancing arrangements. As of December 31, 2003, we had total cash and marketable securities of SEK 4,568 million as compared with SEK 3,499 million at December 31, 2002.

Cash flows provided by operating activities decreased to SEK 1,790 million in 2003 from SEK 2,143 million in 2002. Cash flows used in investing activities in 2003 amounted to SEK (3,556) million including capital expenditure of SEK (3,148) million. Cash flows from investing activities amounted to SEK 936 million in 2002, primarily as a result of the sale of P&O Stena Line. Total investments in vessel newbuildings on order as of December 31, 2003 were SEK 589 million as compared to SEK 961 million at December 31, 2002. Borrowings from the issuance of new debt, bank facilities and new capital leases in 2003 were SEK 4,843 million. We used SEK 3,186 million of this amount to repay the principal amount of existing debt. Net change in restricted cash accounts in 2003 was SEK 1,695 million due to release of funds following our acquisition from third parties of two companies which owned the capital leases on two HSS vessels leased by us. The funds released were used to repay indebtedness of SEK 1,380 million which was acquired as a part of this transaction. Cash flow used in other financing activities in 2003 was SEK (528) million consisting primarily of increased cash outflow from hedging transactions mainly due to the increase of the SEK with respect to the US dollar and the euro. In 2002, cash flows used in financing activities amounted to SEK (3,164) million.

Total interest bearing debt as of December 31, 2003 was SEK 14,826 million as compared with SEK 14,756 million at December 31, 2002. New borrowings, primarily the new capital lease obligations in British pounds for the Stena Britannica and the Stena Adventurer have to a large extent been offset by the increase of the SEK with respect to the British pound.

As of December 31, 2003, we had two revolving credit facilities. The $600 million revolving credit facility from 2002 matures in November 2007. As of December 31, 2003, $330 million was outstanding under this facility and $14 million was used for issuing bank guarantees. As of December 31, 2002, $145 million was outstanding under this facility and $31 million was used for issuing bank guarantees. The $275 million revolving credit facility from 2001 has been reduced in accordance with its terms to $215 million as of December 31, 2003 and matures in September 2006. As of December 31, 2003, $150 million was outstanding under this facility. As of December 31, 2002, $155 million was outstanding under this facility. See "Description of other indebtedness" for further description of our credit facilities.

In January 2003, we redeemed the remaining outstanding 10 1/2% Senior Notes due 2005. As of December 31, 2002, we had repurchased $72 million of the 10 1/2% Senior Notes due 2005 and $103 million out of the original amount of the $175 million was redeemed in January 2003. On October 6, 2003 we redeemed in total the outstanding 8 3/4% Senior Notes due 2007

On December 2, 2003, we issued $175 million in aggregate principal amount of 7.5% Senior Notes due 2013.

Our remaining capital expenditure commitment for newbuildings on order as of December 31, 2003 was SEK 2,099 million ($288 million), of which SEK 667 million ($92 million) is due within the next twelve months and all of which is due by 2006. We plan on financing the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements. We also have commitments of approximately 12 million for upgrades to the Stena Dee.

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

We have included information in this Annual Report with respect to Adjusted EBITDA because it conforms with the definition of Consolidated Cash Flow in the indenture governing our 9 5/8% Senior Notes due 2012 and our 7½% Senior Notes due 2013. Our ability to incur debt pursuant to the indentures governing the notes is limited by a pro forma calculation of the ratio of Consolidated Cash Flow to Consolidated Interest Expense. Under the terms of the indenture governing the notes we may incur additional debt so long as the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense exceeds 2.00 to 1.00 for the restricted group, subject to certain exceptions as defined in the indentures governing the notes. For the twelve months ended December 31, 2003, the ratio of Consolidated Cash Flow to Consolidated Interest Expense for the restricted group was 4.24 to 1.00 If we fail to meet the ratio test, our ability to incur new debt will be significantly limited.

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2003 were as follows:

	Payments due by period
	Total	Less than one year	1-3 years	4-5 years	More than 5 years	Not specified
	(SEK million)
Long-term debt, including current maturities	13,453	331	2,343	3,530	3,602	3,647
Capital leases	1,373	44	81	78	1,170	—
Operating leases	4,133	1,304	1,463	710	656	—
Purchase obligations	2,186	754	1,432	—	—	—
Other long-term liabilities	120	5	58	4	53	—
Total	21,265	2,438	5,377	4,322	5,481	3,647

Our commercial commitments are listed in Note 25 of our consolidated financial statements and relate mainly to purchase obligations for newbuildings.

Off Balance Sheet Arrangements

One of our subsidiaries and Ugland have each guaranteed the performance by one of the Stena/Ugland joint ventures of its obligations under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and Ugland have also guaranteed the repayment by the other Stena/Ugland joint venture of a $50 million loan from a group of banks. Our liability under this loan is limited to 50% of the amount outstanding under the loan agreement, including interest, charges, expenses and damages.

Application of Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The principal differences between Swedish GAAP and US GAAP are further discussed in Note 31 to our Consolidated Financial Statements.

The preparation of our Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. The accounting principles applied by us that are deemed to be critical are discussed below:

Vessels lives and impairment.    Our vessels represent our most significant assets and we state them at cost less accumulated depreciation. Depreciation of vessels, which includes depreciation of vessels under capital leases, is computed using the straight-line method over estimated service lives of 10 to 25 years. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

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

Impairment of long-lived assets.    We review long lived assets used in our business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value if the decline is deemed to be permanent. We estimate fair value based on independent appraisals, sales price negotiations, active markets if available and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

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

Revision Of Depreciable Lives Of Vessels

We have conducted a review of the estimated useful lives of our vessels. As a result of this review, we have established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions is estimated to reduce depreciation expense in 2004 by approximately SEK 255 million.

Recent U.S. Accounting Pronouncements

In January 2003, FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R) which replaces FIN 46. We are required to apply FIN 46 or FIN 46R to VIE's created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. We are required to apply FIN 46R to all entities no later than the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46R also mandates new disclosures about VIEs.

In December 2002 we acquired certain interests in a VIE (the "2002 VIE"). At this time, it is reasonably likely that we will be required to consolidate the 2002 VIE under US GAAP. The impact of the consolidation of the 2002 VIE under US GAAP would increase assets and liabilities as of December 31, 2003 by approximately $264 million. The 2002 VIE was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets funded from the issuance by the 2002 VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. We believe that our maximum exposure to loss as a result of our association with the 2002 VIE is limited to approximately $33.1 million, which consists of our investment in certain tranches of debt issued by the 2002 VIE and the mandatorily redeemable preference shares.

We have applied FIN 46 to a second VIE which was formed in August 2003 (the "2003 VIE") and we have consolidated that VIE for US GAAP purposes as of December 31, 2003. The impact of the consolidation of the 2003 VIE increased assets by approximately $100 million (SEK 719 million) and liabilities by approximately $96 million (SEK 687 million). The difference in the results of operations of the 2003 VIE between Swedish and US GAAP was insignificant. To date the 2003 VIE has been funded by bank loans and equity contributions by us and a third party. The 2003 VIE was formed for the limited purpose of investing primarily in bank loans. We believe that our maximum exposure to loss as a result of our association with the 2003 VIE is limited to approximately $40 million (SEK 288 million). The investments in the 2002 VIE and the 2003 VIE are held by an unrestricted subsidiary.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of adopting Statement 150 on our financial statements.

Reconciliation of Swedish GAAP to US GAAP

The differences in net income and stockholders' equity between Swedish GAAP and US GAAP result primarily from differing accounting treatments for disposal of assets, depreciation of properties, investments in securities, financial instruments, purchase accounting, pensions and other items. See Note 31 of the notes to our Consolidated Financial Statements for a reconciliation of net income and stockholders' equity from Swedish GAAP to US GAAP and a discussion of such differences.

Net income determined in accordance with US GAAP would have been SEK 942 million in 2001, SEK 1,413 million in 2002 and SEK 316 million in 2003 as compared to SEK 1,410 million, SEK 1,031 million and SEK 519 million of net income determined under Swedish GAAP for the years ended December 31, 2001, 2002 and 2003, respectively.

Stockholders' equity determined in accordance with US GAAP would have been SEK 10,671 million and SEK 10,954 million at December 31, 2002 and 2003, respectively. Under Swedish GAAP, stockholders' equity was SEK 11,589 and SEK 11,470 million at December 31, 2002 and 2003, respectively.

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

The following table sets forth the name, year of birth and position of each of our directors and executive officers as of March 31, 2004.

Name	Year Born	Title
Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director (1)
Svante Carlsson	1948	Chief Financial Officer, Executive Vice President and Director
Jan Carlstein	1938	Director
Bengt Olof Eriksson	1937	Director
Stefan Lindskog	1951	Director
Bengt Cremonese	1943	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Anna-Lena Myhr	1944	Deputy Director (Employee Representative)

(1)	For details of Mr. Sten Olsson's share ownership, see Item 7.

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed Chairman of the Board of Stena AB in 2000. Mr. Jeansson also serves as a director of the board of Stena Metall. Mr. Jeansson is executive vice president and deputy Chief Executive Officer of AB Volvo and a member of the board of directors of Skandia Insurance Company, Ltd.

Dan Sten Olsson has served as Chief Executive Officer and a director of Stena AB since 1983. Mr. Olsson also serves as Chairman of the Board of Stena Rederi AB referred to herein as Stena Rederi, a subsidiary of Stena AB, Stena Line Holding B.V., referred to herein as Stena Line Holding, Stena Metall, Stena Sessan AB, referred to herein as Sessan, and Concordia, and as a member of the Board of Directors of Stena Rederi, Stena International, B.V., referred to herein as SIBV, Stena Bulk AB, referred to herein as Stena Bulk, AB Stena Finans, referred to herein as Stena Finans, Stena Fastigheter AB, referred to herein as Stena Fastigheter, and a number of other companies in the Stena Sphere (as defined below). Mr. Olsson served as Co-Chairman of P&O Stena Line from March 1998 until August 2002 and is also a member of the board of directors of the Swedish Ship Owner's Association. Mr. Olsson has been employed by Stena AB since 1972.

Svante Carlsson has served as Chief Financial Officer since 1984, Executive Vice President of Stena AB since 1989 and a director of Stena AB since 1984. Mr. Carlsson also serves as a member of the Board of Directors of Stena Rederi, Stena Line Holding, SIBV, Stena Finans, Stena Fastigheter, Stena Metall, Sessan and a number of other companies in the Stena Sphere. He has been employed by Stena AB since 1975.

Jan Carlstein has served as director of Stena AB since late 1999 and Managing Director of Stena Metall from 1975 to August 31, 1999. Ms. Carlstein also serves as a member of the board of directors of Stena Metall.

Bengt Olof Eriksson has served as director of Stena AB since May 1997 and served as Managing Director of Stena Fastigheter, a subsidiary of Stena AB, from 1980 to 1997. Mr. Eriksson also serves as a member of the Board of Directors of Stena Fastigheter.

Stefan Lindskog has served as a director of Stena AB since 1988. Mr. Lindskog is a partner of Wistrand Advokatbyra Stockholm KB and is also a member of the Board of Directors of Stena Metall.

Bengt Cremonese has served as a director of Stena AB representing Stena AB employees affiliated with the Swedish Ship Officers' Association since 1986. Mr. Cremonese is a Master mariner and has been employed in our ferry operations since 1972.

Jens Ole Hansen has served as a director of Stena AB representing Stena AB employees affiliated with the Swedish Seamens' Union since 1992. Mr. Hansen is a boatswain and has been employed in our ferry operations since 1974.

Anna-Lena Myhr has served as a deputy director of Stena AB representing Stena AB employees affiliated with the Swedish Union of Commercial Employees since 1999. Ms. Myhr is a salary clerk and has been employed in our ferry operations since 1973.

Other Key Employees

Mats Berglund (born 1962) was appointed president of Stena Rederi as of January 2003. Mr. Berglund previously served as executive vice president of Stena Rederi from 2002 to 2003 and has served as Financial Manager of Concordia and worked from 1995 to 2000 in our oil and petroleum products transportation business. Mr. Berglund has served as a director of Stena Bulk since 2001 and chairman of Northern Marine Management Ltd since 2003 and has been employed in the Stena Sphere since 1986.

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

Carl-Otto Dahlberg (born 1949) has served as managing director of Stena RoRo AB, referred to herein as Stena RoRo, a subsidiary of Stena AB since 1989 and as a Director of Stena RoRo since 1989. Mr. Dahlberg has been employed in the Stena Sphere since 1989.

Claes Davidsson (born 1950) served as Director of Ship Management and HR since September 1st, 2003. Mr. Davidsson also serves as Vice Chairman of Northern Marine Management in Glasgow, Scotland. He serves as President of NMM, Sweden where he is also a member of the board of Directors. Furthermore, he is also serving a Director of the Board of Directors of Chalmers Lindholmen (technical college), Gothenburg, Sweden.

John Helgesson (born 1945) has served as managing director of Stena Fastigheter since June 1, 1997 and as a director of Stena Fastigheter since 1997. Mr. Helgesson has been employed in the Stena Sphere since 1984.

Kenneth MacLeod (born 1943) has served as managing director of Northern Marine since 1991. Mr. MacLeod also serves as a member of the board of directors of Swecal Ltd, one of our subsidiaries, and several other companies. Mr. MacLeod has been employed in the Stena Sphere since 1983.

Harry Robertsson (born 1956) has served as technical director of Stena Rederi since 1999. Mr. Robertsson is a Naval Architect M.Sc. and has worked in the technical department of Stena Rederi since 1996. He has from 1984 to 1996 held positions in a shipyard and in marine consultancy firms.

Ulf Ryder (born 1952) has served as managing director of Stena Bulk since 1983 and as a director of Stena Bulk since 1982. Mr. Ryder also serves as a member of the board of directors of Northern Marine and Skuld of Stockholm. Mr. Ryder has been employed in the Stena Sphere since 1982.

Tom Welo (born 1947) has served as managing director of Stena Drilling Ltd. since October 1995. Mr. Welo has a Master of Science in Naval Architecture and Marine Engineering.

Compensation of Directors

For the year ended December 31, 2003, the aggregate compensation paid by the Stena AB to its directors (a total of nine persons) amounted to approximately SEK 11 million. During 2003, we also made contributions to pension plans for the benefit of our directors in the aggregate amount of SEK 8 million.

Employees

The chart below sets forth the average number of employees in each of our principal business areas.

	2001	2002	2003
Ferry Operations	5,684	5,712	5,623
Drilling	410	508	533
Shipping	319	365	419
Property Operations	114	116	118
Other	50	47	57
Total	6,577	6,748	6,750

In addition to the employees referred to above, Northern Marine employed approximately 1,942 persons in 2003 in external ship management services, as compared to 2,425 persons in 2002 and 1,550 persons in 2001.

We have good relations with our work force and the labor unions representing them.

Options

No options exist to purchase securities from us.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of March 31, 2004:

Name of Beneficial Owner	Number of Shares	Percentage Ownership
Dan Sten Olsson	25,500	51.0%
Madeleine Olsson Eriksson	12,250	24.5%
Stefan Sten Olsson Holding Ltd.	12,250	24.5%

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

Related Party Transactions

We have in the past engaged in transactions with our shareholders and other related parties, including companies in the "Stena Sphere", which encompasses Stena Sessan, a shipping company, and Stena Metall, a recycling company, each of which is owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia, a tanker shipping company, which is 52.2% owned by Sessan. We expect that we will continue to engage in these types of transactions in the future. Transactions between us and our affiliates are subject to certain restrictions set forth in our credit facilities and indentures governing our indebtedness. The significant transactions between us and our affiliates, including any loans or guarantees, are described below and in the Consolidated Financial Statements and the notes thereto.

Concordia

Stena Bulk, a wholly owned subsidiary of Stena AB, and Concordia are parties to an allocation agreement pursuant to which Concordia can elect to participate in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us. Pursuant to the allocation agreement, Concordia can elect to take such opportunity in its entirety, to participate equally with us or to decline to participate. Concordia's share of the allocation agreement was a loss of SEK 17 million, a gain of SEK 5 million and a loss of SEK 5 in 2001, 2002 and 2003 respectively.

In October 1995, an agreement was reached between us and Concordia regarding the pooling of results from the operation of Concordia Class vessels. Our share of this agreement was a loss of SEK 6 million, and a gain of SEK 2 million in 2001 and 2002, respectively. This agreement was terminated in July 2002 in connection with the sale of the last remaining VLCC tanker owned by us, the Stena Conductor. We no longer own any Concordia Class vessels.

Pursuant to agreements between us and Concordia, we market and act as the exclusive chartering agent for Concordia's tankers. We also provide technical support, crewing and insurance and other services for two of Concordia's tankers. In consideration for these services, Concordia pays us: (i) a monthly fee in respect of each tanker managed for administration, marketing, insurance claims handling, operation and technical follow-up and development services; (ii) commissions based upon the collected earnings for each tanker chartered out by us as agent for Concordia; and (iii) a commission based upon the net sale price of any tanker purchased or sold by us as agent for Concordia. We also provide administrative and operational services for tankers chartered in connection with the allocation agreement between us and Concordia described above, as well as offices and office services for Concordia's personnel and accounting services. We also receive a commission of 1% of the sales price on any vessel sold and commissions in respect of charters arranged by us. We earned fees equal to SEK 31 million, SEK 22 million and SEK 19 million in 2001, 2002 and 2003, respectively, for these services.

Concordia has provided ship management services to us for the Stena Concordia, the Stena Conductor and the Stena Companion. These vessels were all sold in 2001 and 2002. We paid fees equal to SEK 7 million and SEK 4 million in 2001 and 2002, respectively, for these services. Concordia also provides shipment management services for the Stena Caribbean and the Stena Calypso, which started their operations in 2002. The Company paid fees of SEK 1 million in 2002 and SEK 2 million in 2003 for these services.

Sessan

Since June 1999, we have served as the business manager for Sessan for its participation (50%) in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager for Sessan for its participation (50%) in the shuttle tanker Stena Spirit that is charted pursuant to a 15-year contract to Petrobras in Brazil. We earned fees of SEK 1 million in 2001, 2002 and 2003, respectively, for these services. We also own interests in two shuttle tankers, one of which is also chartered to ESSO Norway.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing loan from us. As of December 31, 2003, DKK 201 million was outstanding under the loan.

In December 2002, we sold our 50% interest in a RoPax vessel, Stena Jutlandica, to Sessan. Our gain from the sale was SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from us of SEK 33 million, to be repaid in 3 years. The vessel is now chartered in by us on a long-term contract expiring December 2014, for which we paid SEK 61 million in 2003 for charterhires.

In December 2002, we entered into a short-term loan agreement with Sessan in accordance with which Sessan borrowed $16 million from us. The loan bore interest at a rate of 4% per annum and was secured by a mortgage over Stena Sessan Rederi AB's 50% interest in a joint venture company, Stena Spirit LLC, and a guarantee from Stena Sessan AB. The loan was repaid on April 30, 2003.

In 2003, we granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares of a company owned by a third party.

Stena Metall

We provide management and other services to Stena Metall. In 2001 and 2002, we received SEK 3 million a year and in 2003 SEK 1 million for such services. We purchase bunker fuel from Stena Metall; such purchases aggregated SEK 729 million, SEK 792 million and SEK 749 million in 2001, 2002 and 2003, respectively.

In January 2001, we acquired 4,621,562 shares in Stena Line AB from Stena Metall at a total cost of SEK 37 million, the same price per share paid for Stena Line shares in our public tender for such shares. These shares represent 7.52% of the equity and 28.65% of the votes of Stena Line.

In March 2004, we sold our RoRo newbuilding, the Chieftain (renamed Stena Freighter) to a subsidiary of Stena Metall on delivery and charted the vessel back on a long-term charter.

In April 2004, we chartered the Stena Nordica from a subsidiary of Stena Metall on a long-term basis.

Olsson Family

We rent office space from members of the Olsson family. In 2001, 2002 and 2003, we paid SEK 23 million, SEK 27 million and SEK 28 million, respectively, in respect of such properties.

We also manage certain properties owned by members of the Olsson family. In 2001, 2002 and 2003, members of the Olsson family paid us SEK 8 million, SEK 9 million and SEK 10 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and other members of the Olsson family an annual indexed retirement benefit for life.

P&O Stena Line

We guaranteed a credit line of GBP 12.5 million for P&O Stena Line, our former joint venture with P&O for the English Channel routes. We earned fees equal to SEK 10 million and SEK 6 million in 2001 and 2002, respectively, for these services. We also guaranteed obligations of P&O Stena Fantasia (F.L.) Limited under a lease. These guarantees were released in October 2002 in connection with the sale of our interest in P&O Stena Line.

Item 8.    Financial Information

Consolidated Financial Statements

See "Item 18. Financial Statements" and pages F-1 through F-52.

Legal Proceedings

We are a party to various routine legal proceedings arising in the ordinary course of business. Such claims are generally covered by insurance, subject to customary deductibles. We do not believe that any liabilities that may result from such legal proceedings will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

On September 3, 2003, the European Commission commenced an investigation of a number of ferry operators operating ferry services in Scandinavia and between Scandinavia and Germany and on ferry services to and from the United Kingdom, including Stena. In Scandinavia and Germany the European Commission is investigating whether there is evidence of alleged market sharing agreements and related illegal practices aimed at foreclosing competition and preventing access to the Nordic ferry market. In the United Kingdom the European Commission is investigating whether there is evidence of alleged illegal practices concerning fixing of prices and/or trade conditions for cross-Channel transport services and market sharing agreements in relation to the provision of ferry services to and from the United Kingdom. On March 17, 2004, the European Commission sent an "Article 11 letter" to Stena AB requesting additional information in relation to the provision of ferry services between the United Kingdom and Continental Europe. Stena AB submitted its response to the European Commission on April 16, 2004. The Article 11 letter and Stena's response related to the exchanges of carrying statistics between Stena and third parties, including competitors, as well as Stena's pricing and ticket policies. So far, Stena has not received any request for further information from the European Commission in relation to the Scandinavian investigation. There is no strict deadline for the completion of investigations of this type by the European Commission. We do not know whether the European Commission will initiate formal proceedings; only at that stage will we be informed if there are any specific allegations against us and then have the opportunity to defend ourselves. In the case of violations of European Union competition law, the European Commission has the power to impose fines which in the case of serious violations can be substantial.

Dividends

We paid a cash dividend of SEK 50 million and SEK 60 million for the years ended December 31, 2001 and 2002, respectively. For the year ended December 31, 2003, we propose to declare a dividend of SEK 70 million, subject to stockholder approval.

Item 9.    The Offer and Listing

We issued $175 million 8¾% Senior Notes due 2007 on October 1, 1997, $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002 and $175 million 7½% Senior Notes due 2013 on December 2, 2003 (collectively the "Notes"). The 8¾% Senior Notes were redeemed in full in October 2003 at a redemption price of 102.917% plus accrued interest to but excluding the date of redemption. Neither the shares of our common stock nor the Notes are listed on any securities exchange, nor quoted through any automated quotation system. In addition, we do not intend to list shares of our common stock or the Notes on any securities exchange or to seek approval for quotation through any automated quotation system.

Item 10.    Additional Information

Organization

We are a stock corporation of limited liability organized under the laws of the Kingdom of Sweden and governed by the Swedish Companies Act. Our registered office is in the Commune of Gothenburg, Västra Götaland County, Sweden. We are entered in the Swedish Company Register under number 556001-0802.

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

Material Contracts

2002 revolving credit facility.    On November 6, 2002, SIBV, entered into a $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ.) and Nordea Bank AB (publ.) act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The revolving credit facility was made available for the purposes of refinancing SIBV's existing debt, including the 1995 revolving credit facility, and to provide financing for general corporate purposes. SIBV's obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

The final maturity of the revolving credit facility is November 6, 2007, subject to options on SIBV's part to extend the facility for an additional two years with the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility.

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

The obligations of SIBV under the revolving credit facility are secured by among other things, first priority security interests on the Stena Shipper, Stena Dee, Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Stena Traveller, Pride of Aquitaine, Stena Don, Stena Tender and the Stena Timer, and second priority security interests on the vessels and other assets securing the 2001 revolving credit facility. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within twelve months, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of 115% of debt secured by a first mortgage therein) to 150% of the facility amount.

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

In addition, the revolving credit facility includes limitations on dividends, limitations on liens, limitations on stock repurchases and investments in unconsolidated entities or non-recourse subsidiaries and the repayment of junior debt, optional redemption or defeasance of our 9 5/8% Senior Notes due 2012, limitations on guarantees by SIBV in favor of Stena AB and subsidiaries of Stena AB which are not subsidiaries of SIBV, and limitations on incurrence of debt by our subsidiaries. As of December 31, 2003, the amount of indebtedness under the revolving credit facility was $330 million and $14 million used in connection with guarantees and letters of credit.

2001 revolving credit facility.    SIBV entered into a $275 million revolving credit facility in 2001 with JPMorgan Chase Bank, Nordea Bank AB (publ), Svenska Handelsbanken AB and other banking institutions as lenders. The facility has been reduced to $215 million and matures in September 2006. Borrowings under the 2001 revolving credit facility bear interest at a rate based on LIBOR plus an applicable margin of approximately 1% payable on the maturity of each advance or, if the advance has a term of more than six months, at intervals of six months from the drawdown of such advance. The facility gives the option to drawdown for terms of one, three, six, nine, and twelve months. The facility was used to refinance Stena Line's revolving credit facility. The obligations of SIBV under this facility are guaranteed by us and certain of our subsidiaries. The obligations of SIBV under the 2001 revolving credit facility are secured by, among other things, a first priority mortgage on the following vessels, owned either by us or one of our subsidiaries: Stena Baltica, Stena Carisma (including her linkspans), Stena Danica, Stena Europe, Stena Germanica, Stena Gothica, Stena Scandinavica, Stena Scanrail, Stena Searider and Stena Seatrader. If any of the assets securing the 2001 revolving credit facility are sold or become a total casualty or other loss, availability under the facility will be reduced, unless replacement collateral is provided.

The 2001 revolving credit facility imposes various financial and operating covenants upon us, SIBV and certain of our other subsidiaries. The principal financial covenants: (i) require SIBV to maintain current assets plus committed undrawn facilities greater than or equal to 125% of current liabilities; (ii) require SIBV to maintain minimum cash, cash equivalents or certain other marketable debt or equity securities and undrawn committed facilities of not less than $50 million; (iii) permit us to incur additional consolidated debt only if pro forma consolidated cash flow divided by net interest expense following the incurrence of the additional debt is greater than 2:1, except for certain permitted debt; (iv) permit our subsidiaries to incur only such additional indebtedness as specified in the agreement, and (v) require us to maintain a ratio of available asset value (as calculated by a formula described in the agreement) to our unsecured debt of 2.5:1.

In addition, the 2001 revolving credit facility includes a cross-acceleration provision that provides that an event of default occurs if SIBV or any of the other parties to the documents relating to the facility, which includes us and certain of our subsidiaries, fails to pay our respective obligations under any debt or guarantee in respect of such debt that exceeds $15 million.

As of December 31, 2003, the utilized portion of this facility was $150 million, all of which was drawn.

SIBV secured bank facility.    SIBV also has a $75 million secured revolving bank facility with Deutsche Bank AG. The secured bank facility terminates on October 31, 2005. Advances under the facility may be borrowed for a term of one month or such other period as the lender may agree. The facility requires cash collateral equal to 100% of each advance thereunder. Borrowings under the secured bank facility bear interest at a rate based on LIBOR plus an applicable margin of 0.2% until June 2002 and LIBOR plus 0.5% thereafter. As of March 31, 2004, this facility was not utilized.

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

Stena Adactum secured bank facility.    On October 16, 2003, our subsidiary, Stena Adactum AB, entered into a SEK 500 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility was made available for the purposes of refinancing Stena Adactum's debts which were incurred to purchase marketable Swedish securities and to finance or refinance Stena Adactum's future purchases of marketable Swedish securities. The facility matures on October 16, 2006. It bears interests at a rate based on the Stockholm Interbank Offered Rate plus an applicable margin of 1.25%. Stena Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The facility includes a cross-default provision which provides that an event of default occurs if we, Stena Adactum, or any present or future subsidiary of Stena AB fails to pay their respective indebtedness when due in respect of such debt that exceeds $15 million. As of December 31, 2003, this facility was unutilitized.

9 5/8% Senior Notes and 7½% Senior Notes.    As of April 30, 2004, we had $200 million principal amount of 9 5/8% Senior Notes due 2012 outstanding and $175 million principal amount of 7½% Senior Notes outstanding. The 9 5/8% Senior Notes, issued in November 2002, mature on December 1, 2012, and interest is payable semi-annually on June 1st and December 1st of each year. The 9 5/8% Senior Notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2007. The 7½% Senior Notes, issued in November 2003, mature on November 1, 2013, and interest is payable annually on May 1 and November 1 of each year. The 7½% Senior Notes are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The Indentures governing the 9 5/8% Senior Notes and the 7½% Senior Notes contain certain covenants with respect to, among others, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The 9 5/8% Senior Notes and the 7½% Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB's other unsubordinated indebtedness. Since Stena AB is a holding company and all of our operations are conducted through our subsidiaries, the 9 5/8% Senior Notes and the 7½% Senior Notes are structurally subordinated to all existing and future liabilities (including trade payables) of the subsidiaries, including those under the revolving credit facilities.

Change of control

The 2002 and 2001 revolving credit facilities as well as certain vessel financings provide that the failure of immediate members of the Olsson family or their legal representatives to own at least 75% of the voting equity in Stena AB, which failure is not cured within 120 days, triggers a mandatory prepayment of all outstanding advances and the termination of the facility unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in SIBV, then all amounts outstanding under the 2002 and 2001 revolving credit facilities become immediately payable on demand, and upon such demand the facilities terminate. In addition, the SEK 500 million Stena Adactum facility will become payable on demand if Stena AB ceases to own, directly or indirectly, 100% of the equity in Stena Adactum.

The Indentures governing our 9 5/8% Senior Notes and our 7½% Senior Notes require Stena AB to make an offer to purchase all notes outstanding under such indenture at 101% of their principal amount if shareholders ultimately controlled by the Olsson family do not directly or indirectly beneficially own or control more than 50% of the voting equity in Stena AB.

The secured bank facility does not contain any change of control provisions.

Other

Property-related debt.    As of December 31, 2003, we have bank mortgage loans on the real estate, buildings and land in our real estate business segment of approximately SEK 4.9 billion that are denominated in SEK and EUR and bear interest at rates from 2.70% to 6.60 % with maturities through 2035.

Other.    As of December 31, 2003, we were obligated with respect to the guarantees of lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 2.1 billion. These are denominated in US dollars, British pounds, euros and SEKs.

Exchange Controls and Other Limitations Affecting Security Holders

None.

Taxation

Not Applicable.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. In accordance with these requirements, we file reports and other information with the SEC. These materials, including the Annual Report and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding issuers that file electronically with the SEC. The web site address is http://www.sec.gov. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

In the course of our operations, we are exposed to various types of market risks. Our primary market risks are foreign exchange risks, interest rate risks, oil price risks, equity price risks and trading risks. We seek to manage our exposure to adverse changes in foreign currency exchange rates, interest rates and oil prices through the use of various derivative financial instruments. We conduct monitoring and control of these risks continuously in each company as well as centrally. Our positions are monitored using a variety of techniques, such as market value and sensitivity analyses. Most of our financial transactions are carried out through the central finance functions located in Gothenburg, Amsterdam, Zug in Switzerland and Aberdeen in Scotland, which conduct their operations within established risk mandates and limits. The information presented below should be read in conjunction with Note 26 to our Consolidated Financial Statements.

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

Transaction Exposure

Our revenues and expenses, as reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily in relation to the US dollar and, to a lesser extent, the British pound, the euro and the Norwegian kronor. When the Swedish kronor appreciates against other currencies, our revenues and expenses as reported in kronor may decrease and when the Swedish kronor declines against other currencies, our revenues and expenses as reported in Swedish kronor may increase. Future changes in exchange rates may also impact our reported revenues and expenses.

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

After taking into account hedging instruments as above, we recorded net translation exchange gains/(losses) of SEK (16) million and SEK 17 million for the financial years ended December 31, 2002 and 2003, respectively. This equals 0.1% and 0.1% of total assets of SEK 30,664 million and SEK 30,127 million as of December 31, 2002 and 2003, respectively.

Equity Exposure

When we prepare our consolidated financial statements, the net assets of our foreign subsidiaries and part of affiliated companies are translated to Swedish kronor at the exchange rate in effect at the date of the balance sheet. It is our policy to primarily maintain equity in SEK, USD, Euro, and GBP. We record translation differences arising from net assets of foreign subsidiaries directly to stockholders' equity.

The book value of our net assets of foreign subsidiaries, as of December 31, 2002 and 2003, was approximately SEK 8,223 million and SEK 9,122 million, respectively. The net assets are expressed mainly in euros, British pounds and US dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our foreign subsidiaries would affect our stockholders' equity as of December 31, 2003 by SEK 94 million. In 2003, our stockholders' equity decreased by SEK 573 million due to exchange rate differences (see also Note 18 to our Consolidated Financial Statements).

Bunker Fuel Exposure

Our expenses are also significantly affected by fluctuations in price of bunker fuel oil used for propulsion, primarily in our ferry operations.

We use fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the oil price. Contracts related to hedging of bunker fuels normally extend to 12 to 18 months but can be for terms of up to three years based on management's assessment of acceptable risk levels and future oil prices (see also Note 26 in our Consolidated Financial Statements).

Financial Trading Activities

We also from time to time buy and sell certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. We refer to such financial instruments that are not used in our program of interest rate and foreign currency risk management as "trading' for purposes of this disclosure. All trading instruments are subject to market risk; that is, the risk that future changes in market conditions may make an instrument less valuable. We are a party to a variety of interest rate and foreign currency contracts in our trading activities.

We recorded net gains from currency and interest rate trading activities of SEK 45 million and SEK 10 million for the financial years ended December 31, 2002 and 2003, respectively.

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

At the end of 2003, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest bearing debt consisted of approximately 70% floating rate borrowings and 30% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2003 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity Price Risk

At December 31, 2003, fair value of our marketable securities and short-term investments (except restricted cash) amounted to SEK 2.8 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 28 million. Movements in fair value of investments in shares will not, however, under Swedish GAAP result in any immediate change to our financial statements except when the fair value is less than the cost of acquisition. Gains are deferred until realized under Swedish GAAP.

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

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

We do not have a separate audit committee and, consequently, our entire Board of Directors fulfills audit committee functions. On April 23, 2004, the Board of Directors of Stena AB determined that Svante Carlsson qualifies as an "audit committee financial expert" within the meaning of Item 16A of Form 20-F. Mr. Carlsson is our Chief Financial Officer, an Executive Vice President of Stena AB and a member of our Board of Directors.

Item 16B.    Code of Ethics

On April 23, 2004, our Board of Directors adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Controller and Chief Accounting Officer. A copy of the Code of Ethics is filed as an exhibit to this Annual Report.

Item 16C.    Principal Accountant Fees and Services

Fees and Services

Aggregate fees for professional services rendered by auditors and advisors for the years ended December 31, 2002 and 2003 were:

	2002	2003
Audit fees	17	21
Audit related fees	4	6
Tax fees	16	16
All other fees	2	2
Total	39	45

The audit fees for the years ended December 31, 2002 and 2003 were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. In addition, fees for the year ended December 31, 2003 related to our offering of 7½% Senior Notes due 2013 amounted to SEK 3 million.

The audit related fees for the years ended December 31, 2002 and 2003 include fees for supporting guidelines concerning accounting practices and standards.

Tax fees for the years ended December 31, 2002 and 2003 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The all other fees category for the year ended December 31, 2002 and 2003 includes fees primarily related to other general consulting.

Pre-Approval Policies

Our Board of Directors has adopted policies and procedures for the approval of audit and non-audit services rendered by our independent auditors, KPMG Bohlins AB ("KPMG"). The policies and procedures require that any non-audit related services performed for the Company or its subsidiaries by KPMG shall be pre-approved by the Board of Directors. Under the policy, at the beginning of each year, the Board of Directors reviews a list of audit and non-audit related services that are subject to general pre-approval, determines limits of estimated fees per project for general pre-approval and the limits of estimated fees for interim pre-approval by a designated member of the Board. All services not within the pre-approved limits require pre-approval by the Board of Directors at their regular Board meetings except if circumstances require, interim pre-approval may be obtained from the designated Board member. The designated Board member is required to report any interim pre-approvals to the entire Board at the next scheduled Board meeting.

During 2003, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

The following financial statements and schedules, together with the reports of KPMG thereon, are filed as part of this Annual Report.

Other Schedules have been omitted because the required information is not applicable or is included in our Consolidated Financial Statements.

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report.

Exhibit
Number

1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002 (the "2002 Registration Statement")).*

2.1	Indenture dated as of November 27, 2002 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the Company's 9 5/8% Senior Notes due 2012 (filed as exhibit 4.1 to the 2002 Registration Statement)).*

2.2	Indenture dated as of December 2, 2003 between the Company and JPMorgan Chase Bank, as trustee, relating to the Company's 7½% Senior Notes due 2013 (Exhibit 4.1) (filed as exhibit 4.1 to the Company's Registration Statement on Form F-4 (file number 333-111353) filed with the SEC on December 19, 2003 (the "2003 Registration Statement")).*

4.1	Facility Agreement dated November 6, 2002 between Stena International B.V., as borrower, J.P. Morgan plc, Nordea Bank Sverige AB (publ) and Svenska Handelsbanken AB (publ) as Co-Arrangers, the banks and financial institutions listed therein, and the Company as guarantor (incorporated by reference to Exhibit 10.1 to the 2002 Registration Statement).*

4.2	Facility Agreement dated September 25, 2001 between Stena International B.V., as borrower, J.P. Morgan plc, Nordbanken AB (publ) and Svenska Handelsbanken AB (publ) as Co-Arrangers, the banks and financial institutions listed therein, and the Company, as guarantor (incorporated by reference to Exhibit 10.2 to the 2002 Registration Statement).*

4.3	Amendment No. 1 to the Facility Agreement dated November 6, 2002 between Stena International B.V., J.P. Morgan plc and Svenska Handelsbanken AB (publ) as Co-arrangers, the banks and financial institutions listed therein and the Company (publ), as guarantor (incorporated by reference to Exhibit 10.3 to the 2002 Registration Statement).*

4.4	Registration Rights Agreement, dated November 27, 2002, between the Company, J.P. Morgan Securities Inc., ABN AMRO Incorporated, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Registration Statement.*

4.5	Registration Rights Agreement, dated December 2, 2002, between the Company, J.P. Morgan Securities Inc., ABN AMRO Bank N.V., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2003 Registration Statement).*

8	List of Subsidiaries of the Company.**

11.	Code of Ethics relating to the Chief Executive Officer, Chief Financial Officer, Chief Controller and Chief Accounting Officer of Stena AB (publ.)**

12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated June 14, 2004.**

12.2	Certification of Svante Carlsson, Chief Financial Officer of Stena AB, dated June 14, 2004.**

13.1	Certification of Chief Executive Officer and Chief Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	Previously filed with the SEC and incorporated herein by reference.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 14, 2004                                                     STENA AB (publ)

By: /s/ Dan Sten Olsson

Name: Dan Sten Olsson Title: Chief Executive Officer

By: /s/ Svante Carlsson

Name: Svante Carlsson Title: Chief Financial Officer

Report of independent public accounting firm

The Board of Directors,

Stena AB (publ)

We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Standards Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is summarized in Note 31 to the consolidated financial statements.

Gothenburg, Sweden
April 23, 2004	/s/ Thord Elmersson Thord Elmersson Authorized Public Accountant KPMG Bohlins AB

Consolidated income statements
Years ended December 31, 2001, 2002 and 2003

		2001	2002	2003	2003
	Note	SEK	SEK	SEK	USD
		(In millions)			(unaudited- Note 1)
Revenues:	2
Ferry operations		7,909	8,486	8,597	1,195
Net gain (loss) on sale of vessels	3	(16)	20	50	7
Total ferry operations		7,893	8,506	8,647	1,202
Drilling		1,702	2,079	1,601	222
Shipping
Operations		2,498	1,812	2,242	312
Net gain on sale of vessels	3	171	28	64	9
Total shipping		2,669	1,840	2,306	321
Property
Operations		787	886	932	129
Net gain on sale of properties	3	41	104	126	18
Total property		828	990	1,058	147
Other		12	10	7	1
Total revenues		13,104	13,425	13,619	1,893
Direct operating expenses:
Ferry operations		(6,223)	(6,264)	(6,443)	(895)
Drilling		(544)	(949)	(810)	(113)
Shipping		(1,748)	(1,451)	(1,698)	(236)
Property		(299)	(356)	(382)	(53)
Other		(15)
Total direct operating expenses		(8,829)	(9,020)	(9,333)	(1,297)
Selling and administrative expenses	4	(1,421)	(1,468)	(1,522)	(212)
Non-recurring items		18
Depreciation and amortization	2	(1,605)	(1,764)	(1,742)	(242)
Total operating expenses		(11,837)	(12,252)	(12,597)	(1,751)
Income from operations		1,267	1,173	1,022	142
Share of affiliated companies´ results	5	131	51
Gain on sale of affiliated company	5		601
Financial income and expense:
Dividends received		5	15	39	5
Gain (loss) on securities, net	6	107	(77)	185	26
Interest income		120	212	85	12
Interest expense		(913)	(1,036)	(824)	(115)
Foreign exchange gains (losses), net	7	(74)	29	27	4
Other financial income (expense), net	8	158	32	(18)	(2)
Total financial income and expense		(597)	(825)	(506)	(70)
Minority interest		4	1	2
Income before taxes		805	1,001	518	72
Income taxes	9	605	30	1
Net income		1,410	1,031	519	72

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated balance sheets
December 31, 2002 and 2003

		2002	2003	2003
	Note	SEK	SEK	USD
			(In millions)	(unaudited- Note 1)
Assets
Noncurrent assets:
Intangible assets		14	11	2
Tangible fixed assets:	11
Vessels		13,805	13,208	1,835
Construction in progress		961	589	82
Equipment		481	592	82
Property		7,821	7,625	1,060
Total tangible fixed assets		23,068	22,014	3,059
Financial fixed assets:
Marketable securities	12	1,076	2,522	350
Other noncurrent assets	13	732	861	120
Total financial fixed assets		1,808	3,383	470
Total noncurrent assets		24,890	25,408	3,531
Current assets:
Inventories		240	235	32
Trade debtors		1,016	895	124
Other receivables	14	1,210	673	94
Prepaid expenses and accrued income	15	885	870	121
Short-term investments	16	323	328	46
Cash and cash equivalents	17	2,100	1,718	239
Total current assets		5,774	4,719	656
Total assets		30,664	30,127	4,187
Stockholders´ equity and liabilities
Stockholders' equity:	18
Capital stock		5	5	1
Restricted reserves		626	583	81
Total restricted equity		631	588	82
Retained earnings		9,927	10,363	1,440
Net income		1,031	519	72
Total unrestricted reserves		10,958	10,882	1,512
Total stockholders' equity		11,589	11,470	1,594
Provisions:	19
Deferred income taxes		590	961	133
Other		303	186	26
Total provisions		893	1,147	159
Noncurrent liabilities:
Long-term debt	20	9,816	10,423	1,449
Senior Notes	21	4,157	2,699	375
Capitalized lease obligations	22	499	1,329	185
Other noncurrent liabilities	23	120	174	24
Total noncurrent liabilities		14,592	14,625	2,033
Current liabilities:
Short-term debt	20	263	331	46
Capitalized lease obligations	22	21	44	6
Trade accounts payable		569	436	61
Income tax payable		80	31	4
Other		933	323	45
Accrued costs and prepaid income	24	1,724	1,720	239
Total current liabilities		3,590	2,885	401
Total stockholders´ equity and liabilities		30,664	30,127	4,187
Pledged assets	25	22,680	20,995	2,918
Commitments and contingent liabilities	25	2,080	2,361	328

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statements of cash flows
Years ended December 31, 2001, 2002 and 2003

		2001	2002	2003	2003
	Note	SEK	SEK	SEK	USD
			(In millions)		(unaudited- Note 1)
Net cash flows from operating activities:
Net income		1,410	1,031	519	72
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	1,605	1,764	1,742	242
Share of affiliated companies´ results		(131)	(51)
(Gain) on sale of affiliated company			(601)
(Gain)/loss on sale of tangible fixed assets	3	(194)	(151)	(241)	(34)
(Gain)/loss on securities, net		(107)	77	(185)	(26)
(Gain)/loss on sale of subsidiary		5
Unrealized foreign exchange (gains)/losses		56	412	268	37
Deferred income taxes	9	(679)	(59)	(59)	(8)
Minority interests		(4)	(1)	(2)
Other non cash items		(392)	(2)	(51)	(7)
Net cash flows from trading securities		(227)	42	11	2
Cash flow from operations before changes in working capital		1,342	2,461	2,002	278
Changes in working capital:
Receivables		(425)	(274)	542	75
Prepaid expenses and accrued income		16	48	(36)	(5)
Inventories		24	11	(1)
Trade accounts payable		255	154	(101)	(14)
Accrued costs and prepaid income		(302)	(288)	36	5
Income tax payable		46	(102)	(38)	(5)
Other current liabilities		70	133	(614)	(85)
Net cash provided by operating activities		1,026	2,143	1,790	249
Net cash flows from investing activities:
Cash proceeds from sale of tangible fixed assets	3	746	986	1,179	164
Capital expenditure on tangible fixed assets	2	(3,875)	(2,359)	(3,148)	(437)
Purchase of subsidiary net of cash acquired		499
Proceeds from sale of subsidiary		(212)
Proceeds from sale of affiliated company			2,711
Proceeds from sale of securities		948	557	1,377	191
Purchase of securities		(675)	(735)	(2,741)	(381)
Increase of noncurrent assets		(100)	(39)	(231)	(32)
Decrease of noncurrent assets		695	22
Other investing activities		(24)	(207)	8	1
Net cash (used in)/provided by investing activities		(1,998)	936	(3,556)	(494)
Net cash flows from financing activities:
Proceeds from issuance of debt		3,455	3,062	2,260	314
Principal payments on debt		(5,153)	(4,790)	(4,502)	(626)
Net change in borrowings on line-of-credit agreements		3,555	(1,289)	1,416	197
Proceeds from new capitalized lease obligations			343	1,167	162
Principal payments on capitalized lease obligations		(57)	(301)	(64)	(9)
Net change in restricted cash accounts		133	(10)	1,695	236
Other financing activities		81	(179)	(528)	(74)
Net cash provided by/(used in) financing activities	10	2,014	(3,164)	1,444	200
Effect of exchange rate changes on cash and cash equivalents		18	3	(60)	(8)
Net change in cash and cash equivalents		1,060	(82)	(382)	(53)
Cash and cash equivalents at beginning of year		1,122	2,182	2,100	292
Cash and cash equivalents at end of year		2,182	2,100	1,718	239

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles

The consolidated financial statements present the financial position and results of operations of Stena AB (publ) and consolidated subsidiaries (the "Company") and are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Swedish GAAP differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The principal differences that affect the Company's consolidated net income and stockholders' equity are disclosed in note 31.

Solely for the convenience of the reader, the 2003 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 7.1950.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or in another way has a controlling influence. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method. Any resulting negative goodwill is amortized according to a plan, established in connection with the acquisition, normally over a one to four year period to offset trading losses and restructuring costs anticipated on acquisition.

Foreign exchange

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity.

The following exchange rates have been used for consolidation purposes:

	Average rates			Closing rates
	2002	2003	%	2002	2003	%
USD	9.7243	8.0894	(17%)	8.8250	7.2750	(18%)
GBP	14.5797	13.1946	(10%)	14.1475	12.9125	(9%)
EUR	9.1627	9.1250	—	9.1925	9.0940	(1%)

Investment in associated companies

The equity method of accounting is used in companies in which the Company owns shares representing between 20% and 50% of the voting rights and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these associated companies´ results in the consolidated income statement as Share of affiliated companies´ results or in Direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

Estimates and concentrations

The preparation of financial statements in accordance with generally accepted accounting principles in Sweden requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company's ferry operations are highly seasonal. Each of the aforementioned factors are important considerations associated with the Company's determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

New accounting principles

No new accounting principles have been adopted in 2003.

Revenue recognition

The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly witin the charter period. Provision is made in advance for any on-going loss contracts. Revenues from the Company's ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered. Rental income from the Company's real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases.

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

Depreciation and amortization

Tangible fixed assets are depreciated over their total estimated economic useful lives using the straight-line method from the date when the asset is ready for use and over periods as follows:

Vessels:	Drilling rigs	10-15 years
	Crude oil tankers	15 years
	RoRo vessels	15 years
	RoPax vessels	20 years
	HSS vessels and other fast ferries	20 years
	Ferries	25 years
	Equipment	3-5 years
	Buildings for own use	50 years

Properties included in the Company´s real estate operations are depreciated at 1% annually based upon acquisition values.

Intangible assets are amortized over 5 years.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

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

Results from all types of financial derivative instruments, with the exception of those used for financial trading purposes, are either recorded as an adjustment of the value of the underlying asset or liability or as an adjustment of the revenue or expense of such item and in such period the financial instrument is intended to hedge.

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

Foreign exchange risk management

Translation exposure from net assets in foreign subsidiaries (Equity exposure) — Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure is taken directly to the stockholder's equity to match the exchange difference of the related net investment in the foreign subsidiary.

Translation exposure — Monetary assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year end exchange rates and any foreign exchange rate forwards, currency swaps or options contracts used as hedges of such items are equally marked to market at the same rate and the results thereto are recorded as an adjustment of the value of the underlying asset or liability. Any premiums or discount from foreign exchange or swap contracts are recognized as an adjustment of the Company's net interest expense.

Transaction exposure — Realized results from foreign exchange forward contracts or from currency option contracts, including premiums paid or received, that are used to hedge firm committments or anticipated transactions in foreign currency are deferred and are recognized as an adjustment of such transaction when it actually occurs. Any premiums or discount from foreign exchange or currency swap contracts are included in the operating result.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

Interest rate risk management

Interest rate derivative instruments such as interest rate forward contracts, swaps or options — The interest receivable and interest payable under the terms of any interest rate derivative contracts are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation. The Company accounts for the amounts due from or payable to the counterparties of such instruments on an accrual basis at each reporting date based on amounts computed by reference to the respective contracts. Generally, the maturity dates of the hedged debt extends beyond the contractual term of the hedge contracts. Accrual accounting is used over the contractual life of interest rate swaps or options that are used in connection with the Company's overall program of interest rate management as long as such hedge contracts are considered effective in managing the Company's interest rate risk.

Bunker fuel risk managment

The company has an exposure to the price of bunker fuels used for the operation of its vessels and uses forward contracts and options to hedge its oil price risk. Hedges are regularly taken out to match the underlying cost of physical bunker fuel supplies. Results from such hedge contracts are deferred and recognized as an adjustment of such cost when it actually occurs.

Taxes

Taxes are divided into current taxes and deferred taxes. Deferred income taxes include the tax effect of unutilized tax losses calculated at current tax rates and other temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

Accounting for subsidies

Subsidies received in connection with acquisition of vessels and ports are deducted from the cost of the investment while subsidies related to operations reduce the corresponding costs.

Tangible fixed assets

Property, vessels and equipment are recorded at cost less accumulated depreciation. Extra depreciation is recorded on impairment, if deemed to be permanent. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to its annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

On-going projects include advance payments made as well as other direct and indirect project costs including capitalized interest costs, using the Company's current available rate of borrowing for the applicable project. All other interest costs are expensed in the income statement.

Impairment of tangible and intangible fixed assets

Tangible and intangible fixed assets are reviewed on an on-going basis for impairment, to indicate if the carrying amount of an asset or a group of assets may not be recoverable. The

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

Company uses appraisals carried out by independent international vessel and property brokers and discounted cash flows as its primary indicators of potential impairment. If, at a balance sheet date, there is an indication that an asset has been impaired, the recoverable amount of the asset is estimated. An impaired asset is written down to its estimated fair value if the decline in value is deemed to be permanent.

Leasing

When the Company enters into a lease or other similar arrangement which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. Such leased assets are classified in the balance sheet as tangible fixed assets and are depreciated over the estimated useful life. The present value of the future minimum lease payments is recorded as a capital lease obligation. The assets are depreciated according to plan while rent payments are apportioned between the interest element which is charged to operations and the capital element that is recorded as a reduction of the capital lease obligation. Other leased assets are recorded as operating leases. The lease charges for such leases are expenses in the period to which they relate.

Financial fixed assets

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

Receivables

Receivables are recorded at their expected net realizable value.

Short-term investments

Short-term investments include restricted cash blocked for guarantees etc and marketable debt and equity securities. Valuation is carried at the lower of cost (FIFO) or market value.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Provisions

A provision is accounted for as a liability when there is a commitment from an activity, when it is likely that there will be an outflow of resources and when there is a reliable estimate of the amount.

Note 2    Segment information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property and finance. Ferry operations are performed through Stena Line in the

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

Scandinavia, North Sea and Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs and is operated from Aberdeen in Scotland. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. The property operations relate to investments in residential and commercial real estate, principally in Sweden and The Netherlands. Other business activities include financial activities and investments in new business areas through the unit Stena Adactum as well as non-allocated central administration costs. A primary measure of profitability for all these segments is income from operations. There are no significant transactions between the operating segments.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Income from operations by segment:
Ferry operations	(43)	483	397
Net gain (loss) on sale of vessels	(16)	20	50
Total ferry operations	(59)	503	447
Drilling	468	278	(33)
Shipping:
Roll-on/Roll-off vessels	5	(13)	(47)
Crude oil tankers	357	(7)	198
Other shipping	(11)	(10)	3
Net gain on sale of vessels	171	28	64
Total shipping	522	(2)	218
Property:
Operations	373	397	399
Net gain on sale of properties	41	104	126
Total property	414	501	525
Other	(78)	(107)	(135)
Income from operations	1,267	1,173	1,022

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Depreciation and amortization by segment:
Ferry operations	772	801	811
Drilling	586	747	694
Shipping:
Roll-on/Roll-off vessels	141	124	121
Crude oil tankers	39	20	27
Other shipping	5	5	6
Total shipping	185	149	154
Property	54	62	77
Other	8	5	6
Total	1,605	1,764	1,742

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Depreciation and amortization expense consists of the following components:
Vessels	1,437	1,564	1,513
Equipment	42	49	65
Property	120	148	162
Total tangible fixed assets	1,599	1,761	1,740
Intangible assets	6	3	2
Total	1,605	1,764	1,742

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 151 million, SEK 140 million and SEK 176 million for the years ended December 31, 2001, 2002, and 2003, respectively.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Capital expenditure by segment:
Ferry operations	371	891	1,577
Drilling	1,966	196	358
Shipping:
Roll-on/Roll-off vessels	163	341	542
Crude oil tankers	48	400	361
Other shipping	7	7	8
Total shipping	218	748	911
Property	1,317	519	288
Other	3	5	14
Total	3,875	2,359	3,148

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

Geographic information:

The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The Company's drilling operations are conducted in the North Sea, Norwegian sector (Scandinavia) and UK sector (Europe, other), Far East and other markets, while the Company's property operations are conducted primarily in Sweden and The Netherlands.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Revenues:
Scandinavia	6,198	7,008	7,387
Europe, other	3,191	3,530	3,124
Other markets	1,046	1,047	802
Shipping operations	2,669	1,840	2,306
Total	13,104	13,425	13,619

	Year ended December 31,
(SEK in millions)	2002	2003
Identifiable assets:
Scandinavia	12,571	14,562
Europe, other	12,436	9,807
Other markets	3,549	3,146
Shipping operations	2,108	2,612
Total	30,664	30,127

Note 3    Sale of tangible fixed assets

		Year ended December 31,
(SEK in millions)		2001	2002	2003
Vessels	Cash proceeds from sale of vessels	565	648	735
	Net book value of vessels sold	(410)	(600)	(621)
	Net gain on sale of vessels	155	48	114
Equipment	Cash proceeds from sale of equipment	1	5	3
	Net book value of equipment sold	(3)	(6)	(2)
	Net gain (loss) on sale of equipment	(2)	(1)	1
Property	Cash proceeds from sale of property	180	333	441
	Net book value of property sold	(139)	(229)	(315)
	Net gain on sale of property	41	104	126
Total	Cash proceeds from sale of vessels, equipment and property	746	986	1,179
	Net book value of assets sold	(552)	(835)	(938)
	Total gain	194	151	241

Net gain (loss) on sale of equipment is included in operating expenses.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 4    Selling and administrative expenses

For the year ended December 31, 2003, selling and administrative expenses include SEK 136 million relating to administration expenses. Selling expenses include costs for doubtful receivables of SEK 10 million. For the year ended December 31, 2002, selling and administrative expenses included SEK 112 million of administration expenses and selling expenses included costs for doubtful receivables of SEK 6 million.

Fees and other remuneration to auditors and advisors have developed as below. Audit fees include audit of the financial statements, the accounts and the administration by the Board of Directors and the Managing Director, other activities that the auditor is required to perform and advice that the auditor may give based on the results of the audit. Everything else is regarded as non-audit services.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Audit services	18	17	21
Non-audit services	25	22	24
Total fees and other remuneration	43	39	45

Note 5    Affiliated companies

Investments in affiliated companies relate to major investments of strategic issues. Results from other associated companies, having a more direct link to normal operations, is accounted for within direct operating expenses.

The investment in P&O Stena Line was sold in August 2002. The share of results for P&O Stena Line amounted to SEK 131 million in 2001 and SEK 51 million in 2002. In 2003, no strategic investments are included.

Note 6    Gain (loss) on securities, net

Information regarding sales of marketable securities is as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Proceeds	948	557	1,377
Gross gains	265	38	273
Gross losses	(142)	(105)	(113)
Total net gain (loss)	123	(67)	160

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 6    Gain (loss) on securities, net — continued

Information regarding sales of short-term investments listed above is as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Proceeds	1,812	2,464	2,808
Gross gains	3	84	70
Gross losses	(19)	(94)	(45)
Total net gain (loss)	(16)	(10)	25
Total net gain (loss) on securities	107	(77)	185

Note 7    Foreign exchange gains (losses)

Foreign exchange gains (losses) consist of (i) gains and losses incurred in connection with the Company's foreign currency trading activities (see Note 26) and (ii) gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Currency trading activities, net	4	45	10
Translation differences	(78)	(16)	17
Total	(74)	29	27

Note 8    Other financial income (expense)

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Release of reserve for ferry operations	277	174	120
Amortization of deferred financing costs	(36)	(56)	(50)
Bank charges	(23)	(20)	(21)
Other items	(60)	(66)	(67)
Total	158	32	(18)

The reserve for ferry operations relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. See also Note 16. This excess value is released between 2001 to 2004 according to a plan determined at the end of 2000.

Deferred financing costs include costs for the issue of senior notes, revolving credit facilities, finance leases etc. See Note 13. All of these costs are amortized over the life of the borrowings. Other items in 2003 include SEK (63) million paid as a fee for the 1995 and 1997 Senior notes, being the premium paid over nominal amount. Other items in 2002 include SEK (34) million paid as a fee for the redemption of the Stena Tay notes.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 9    Income taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Sweden	(570)	233	101
Rest of the world	1,244	116	417
Share of affiliated companies´ results	131	51
Gain on sale of affiliated company		601
Total	805	1,001	518

Income tax (expense) benefit consists of the following:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Current:
Sweden	(8)	(5)	(8)
Rest of the world	(66)	(24)	(50)
	(74)	(29)	(58)
Deferred:
Sweden	578	(55)	7
Rest of the world	101	114	52
	679	59	59
Total	605	30	1

The deferred taxes in 2001 include SEK 332 million in tax losses realized in Sweden in connection with the reorganization of Stena Line into the Stena AB group and SEK 308 million of tax losses related to the 2001 operations of Stena Line which can be utilised by other Swedish companies.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 9    Income taxes — continued

The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended December 31,
(Percentages)	2001	2002	2003
Statutory income tax rate	28	28	28
Differences in foreign tax rates	(31)	1	(33)
Taxes related to previous years	(7)	(14)	(2)
Losses not currently utilized		4	12
Expenses not deductible	1	4	7
Nontaxable gains on sale of affiliated company		(14)
Nontaxable income		(7)	(11)
Utilization of tax loss carryforwards	(61)		(2)
Share of affiliated companies´ results	(5)	(3)	(4)
Other		(2)	5
Effective income tax rate	(75)	(3)	0

Differences in foreign tax rates in 2001 relate to income in countries with low tax rates and losses in countries with higher tax rates. The utilization of further tax loss carryforwards in 2001 relate to Stena Line as above.

Taxes related to previous years include recognized accrued interest in the United Kingdom, where interest is tax deductible only when paid.

Details of the deferred tax balances and the principal sources of temporary differences are provided in Note 19.

Note 10     Cash flow specification

Total borrowings from the issuance of new debt, bank facilities and new capital leases in 2003 were SEK 4,843 million. SEK 2,249 million of this amount was used to repay the remaining balance of the 1995 Senior Notes and the total of the 1997 Senior Notes while SEK 873 million was used to repay principal amount of existing debt. Net change in restricted cash accounts in 2003 was SEK 1,695 million due to the release of funds following the acquisition from third parties of two companies which owned the capital leases on two HSS vessels leased by the Company. The funds released were used to repay indebtedness of SEK 1,380 million which was acquired as a part of this transaction.

In 2002, total borrowings from the issuance of new debt, bank facilities and new capital leases were SEK 3,405 million. SEK 216 million of this amount was used to repay part of the 1995 Senior Notes, SEK 1,243 million to repay the Stena Tay private placement, SEK 1,884 million to repay a short-term EUR facility and SEK 1,447 million was used to repay principal amount of other debt.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 11    Tangible fixed assets

The movements during the year ended December 31, 2003 are as follows:

(SEK in millions)	Vessels	Construction in progress	Equipment	Property	Total
Acquisition cost as of beginning of year	18,879	961	575	8,246	28,661
Additions	790	1,751	202	405	3,148
Disposals	(991)		(22)	(331)	(1,344)
Transfers	1,844	(1,865)	21
Translation differences	(1,874)	(258)	(50)	(162)	(2,344)
Acquisition cost as of end of year	18,648	589	726	8,158	28,121
whereof capitalized interest	652	11			663
Accumulated depreciation as of beginning of year	(5,074)		(94)	(425)	(5,593)
Disposals	370		20	16	406
Translation differences	761		21	38	820
Transfers	16		(16)
Current year depreciation	(1,513)		(65)	(162)	(1,740)
Accumulated depreciation as of end of year	(5,440)		(134)	(533)	(6,107)
Net book value as of beginning of year	13,805	961	481	7,821	23,068
Net book value as of end of year	13,208	589	592	7,625	22,014

The insured value of the whole vessel fleet as of December 31, 2003 was SEK 16 068 million to be compared to SEK 20 859 million as of December 31, 2002.

As of December 31, 2003, Construction in progress includes in total 11 newbuildings. A RoRo vessel has been acquired from an Italian shipyard to be completed in Croatia for delivery in early 2004. Four Product tankers are under construction in Croatia for delivery in 2004 to 2005. In China, the Company ordered in 2003 two Panamax tankers for delivery in 2005 to 2006 in addition to the 75% interest in the earlier ordered two Panamax tankers for delivery in 2004. Finally, two Aframax tankers are under construction in Korea for delivery in 2005 to 2006. In total, the contract amount with the shipyards amounts to SEK 2,475 million.Yard payments of SEK 376 million, interest costs of SEK 11 million and other capitalized items of SEK 202 million are included in Construction in progress at December 31, 2003.

The amount of interest capitalized on construction in progress was SEK 198 million, SEK 26 million and SEK 15 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 11    Tangible fixed assets —   continued

Property is specified as follows:

(SEK in millions)	Real estate	Buildings and land	Total
Acquisition cost as of beginning of year	6,524	1,722	8,246
Additions	288	117	405
Disposals	(331)		(331)
Translation differences	(19)	(143)	(162)
Acquisition cost as of end of year	6,462	1,696	8,158
Accumulated depreciation as of beginning of year	(249)	(176)	(425)
Disposals	16		16
Translation differences	1	37	38
Current year depreciation	(76)	(86)	(162)
Accumulated depreciation as of end of year	(308)	(225)	(533)
Net book value as of beginning of year	6,275	1,546	7,821
Net book value as of end of year	6,154	1,471	7,625

Real estate relates to the commercial properties operated by the business area Stena Fastigheter (Property). Total market value for the real estate at December 31, 2003 is approximately SEK 8,750 million, based upon valuations from different banks and internal estimates. Out of the net book value as of December 31, 2003 for real estate, SEK 4,734 million relates to Swedish properties, of which land was SEK 613 million. The tax assessment value for these properties amounted to SEK 4,801 million, out of which land was SEK 1,224 million. Out of the net book value as of December 31, 2002, SEK 4,848 million related to Swedish properties, of which land was SEK 586 million. The tax assessment value for these properties amounted to SEK 4,609 million, out of which land was SEK 1,188 million.

Buildings and land represent the group´s assets used in its business including office buildings, ferry terminals and other structures. In connection with investments in ferry terminals in the United Kingdom in 2003, subsidies of SEK 43 million have been received, which have been recorded as a reduction of the cost of the investment.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 12    Marketable securities

The carrying value of investments in marketable securities classified as noncurrent consist of the following:

	As of December 31,
	2002	2002	2003	2003
(SEK in millions)	Book value	Fair value	Book value	Fair value
Floating rate notes (FRNs) and bonds	655	652	725	743
Strategic equity shares	421	471	1,797	2,495
Total	1,076	1,123	2,522	3,238

All noncurrent marketable securities are considered by management to be available for sale. Gains and losses realized from the sale of investments are determined by reference to the carrying value of the specific security sold.

The movements in marketable securities for the year ended December 31, 2003 are as follows:

(SEK in millions)	FRNs and bonds	Strategic equity shares	Total
Investment as of beginning of year	655	421	1,076
Additions	511	2,230	2,741
Disposals	(354)	(846)	(1,200)
Revaluations	(1)	(1)	(2)
Revaluations, reversed	11		11
Exchange differences	(97)	(7)	(104)
Investment as of end of year	725	1,797	2,522

Investments in marketable securities are recorded at cost. Revaluation down to market value is recognized through the income statement if the decline in value is estimated to be permanent. Reversal of revaluation is made if deemed to be no longer needed.

Bonds include investments in interest bearing funds. The result of such funds are recorded when realized. As of December 31, 2003, bonds at a value of SEK 35 million had been pledged as securities for bank debt, to be compared with SEK 112 million as of December 31, 2002.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 12    Marketable securities —   continued

Strategic equity shares include long-term investments in listed shares as follows:

(SEK in millions)	No. of shares	Book value	Fair value
Held by parent company:
Karo Bio	174,876	6	5
Bioinvent	150,000	2	2
Vitrolife	110,000	3	3
Simon group plc	1,045,000	6	6
Dyax Corp	23,000	1	1
Incyte Genomics	28,000	2	2
Protein Design Labs	26,000	4	4
Isis Pharmaceutical	25,000	1	1
Decode Genetics	40,000	3	2
Abgenix Inc	25,000	3	2
Human Genome Sciences	24,000	2	2
		33	30
Held by subsidiaries:
Gunnebo	2,644,560	273	475
Capio	367,100	26	21
Ballingslöv	2,134,426	126	168
Song Networks	6,104,841	163	402
Song Networks, convertibles		43	60
Drott	9,131,000	1,074	1,274
Lukoil	79,700	22	28
Others		37	37
Total listed shares		1,797	2,495

Note 13    Other noncurrent assets

Other Noncurrent Assets

(SEK in millions)	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
As of beginning of year	27	153	429	123	732
Additions		207	50	75	332
Movements/Disposals		(22)	(19)	(51)	(92)
Amortization			(28)		(28)
Exchange differences	(2)	(27)	(37)	(17)	(83)
As of end of year	25	311	395	130	861

Deferred tax assets relate to unutilized tax losses carried forward.

Other receivables as of December 31, 2003 include a loan to a related party of SEK 10 million. See Note 29.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 13    Other noncurrent assets —   continued

Shares include investments in joint ventures in Norway involved in the shuttle tanker business and other non-listed shares.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings and are included as part of financial expense. In 2003, the remaining costs for the 1995 and 1997 Senior Notes were amortized. See Note 8.

Shares are specified as follows:

(SEK in millions)		No. of shares	Book value
Held by parent company:
Alligator		10,000	7
Astacorotene		33,750
Merkant		150,000
Prostalund		609,303	31
Ram one		100,000	91
Univits		3,088,670	2
			131
Held by subsidiaries:
Örgryte Bostads AB & Co KB	Sweden		3
Partrederiet SUST I DA	Norway	50%	51
Partrederiet SUST III DA	Norway	50%	64
Ugland Stena Storage A/S (USS)	Norway	50%	1
Stena Ugland Shuttle Tanker Ltd (SUST)	Cayman Islands	50%
Austen Maritime Services Pte Ltd	Singapore	50%	2
Schiphol Real Estate CV	The Netherlands		81
Chase Private Equity Fund	Cayman Islands		29
Canyon Capital	Cayman Islands		30
Other shares			3
Total non listed shares			395

Note 14    Receivables

	As of December 31,
(SEK in millions)	2002	2003
Trade debtors	1,016	895
Related parties (Note 29)	335	243
Sale of subsidiary	521
Other receivables	354	430
Total	1,210	673

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 14    Receivables —   continued

Trade debtors in 2002 include an overdue amount of $10.8 million, which has not yet been paid by Statoil for the rig Stena Don due to a claim for liquidated damages in connection with the delivery of the rig in 2002. This was settled in 2003.

The total allowance for doubtful trade receivables was SEK 15 million at December 31, 2002 and SEK 21 million at December 31, 2003.

Sale of subsidiary relates to the reorganization of Stena Line in late 2001 and was settled in early 2003.

Note 15    Prepaid expenses and accrued income

	As of December 31,
(SEK in millions)	2002	2003
Prepaid expenses	612	606
Accrued income	273	264
Total	885	870

Note 16    Short-term investments

	As of December 31,
(SEK in millions)	2002	2003
Restricted cash	74	67
Marketable debt and equity securities	249	261
Total	323	328

Restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company. In addition, certain marketable debt and equity securities amounting to SEK 95 million at December 31, 2002 and SEK 169 million at December 31, 2003 have also been pledged for various long-term liabilities and commitments. See Note 25.

As of December 31, 2003, the market value of marketable debt and equity securities amounted to SEK 265 million.

Note 17    Cash and cash equivalents

	As of December 31,
(SEK in millions)	2002	2003
Cash	702	412
Short term deposits	1,398	1,306
Total	2,100	1,718

Short-term deposits are defined as bank deposits that have maturities of up to three months.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 18    Stockholders' equity

The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where the Company operates. The unrestricted reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders' equity for the period December 31, 2000 to December 31, 2003 are as follows:

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Net income	Total
Balance at December 31, 2000	5	798	5,370	3,097	9,270
Allocation of last year´s result			3,097	(3,097)
Dividend paid			(50)		(50)
Transfers between reserves		19	(19)
Exchange differences		78	402		480
Net income				1,410	1,410
Balance at December 31, 2001	5	895	8,800	1,410	11,110
Allocation of last year´s result			1,410	(1,410)
Dividend paid			(52)		(52)
Transfers between reserves		(226)	226
Exchange differences		(43)	(457)		(500)
Net income				1,031	1,031
Balance at December 31, 2002	5	626	9,927	1,031	11,589
Allocation of last year´s result			1,031	(1,031)
Dividend paid			(60)		(60)
Transfer to charitable trust			(5)		(5)
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)		(573)
Net income				519	519
Balance at December 31, 2003	5	583	10,363	519	11,470

The board of directors of the Company has proposed that the stockholders approve at the forthcoming stockholders´ meeting that a dividend of SEK 70 million will be made in 2004 together with a transfer of SEK 10 million to the Sten A. Olsson Foundation for Culture and Science, set up in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed more than SEK 100 million to the Sten A. Olsson Foundation for Culture and Science and further support to this charitable trust is anticipated when needed.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 19    Provisions

	As of December 31,
(SEK in millions)	2002	2003
Deferred income taxes	590	961
Pensions	81	86
Restructuring reserve ferry operations	222	100
Total other provisions	303	186
Total provisions	893	1,147

(SEK in millions)	Pensions	Restruct. reserve	Total other provisions	Deferred income taxes	Total
Opening balance	81	222	303	590	893
Transfers through income statement	5	(120)	(115)	(59)	(174)
Other transfers				501	501
Exchange differences		(2)	(2)	(71)	(73)
Closing balance	86	100	186	961	1,147

The restructuring reserve relates to Ferry operations. See Note 8.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
(SEK in millions)	2002	2003
Deferred tax liabilities:
Tangible fixed assets	1,696	1,948
Financial fixed assets	74	57
Provisions	173	232
Total deferred tax liabilities	1,943	2,237
Deferred tax assets:
Tangible fixed assets	31	137
Tax loss carryforwards	2,055	1,520
Financial fixed assets	45	59
Provisions	247	110
Other	9	19
Less deferred tax assets not recognized	(1,007)	(544)
Total deferred tax assets recognized	1,380	1,301
Net deferred tax liability	563	936
Out of which:
Deferred tax assets (Note 13)	27	25
Deferred tax liabilities	590	961
	563	936

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 19    Provisions  —   continued

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. See Note 13. Deferred taxes have not been provided on the undistributed earnings of subsidiaries because such earnings are not taxed or expected to be remitted in the foreseeable future.

The Company's tax loss carryforwards are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Sweden	2,383	2,455
Rest of the world	2,799	3,078
Total	5,182	5,533

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 571 million expire between 2004 and 2010.

Note 20    Bank debt

	2002	2003	2003	2003
(SEK in millions)	Total	Current	Noncurrent	Total
Property loans (a)	4,699	20	4,900	4,920
Other loans (b)	2,508	249	1,867	2,116
Revolving credit facilities (c)	2,642		3,492	3,492
Other utilized bank credit lines (d)	230	62	164	226
	10,079	331	10,423	10,754

(a)    Property loans consist principally of bank mortgage loans on the real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and bear interest at rates from 2.70% to 6.60% with maturities through 2024.

(b)    Other loans consist of long-term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and bear interest at rates from 1.94% to 6.00% with maturities through 2014.

(c)    In September 2001, Stena International BV ("SIBV"), a subsidiary of Stena AB, entered into a $275 million revolving credit facility. Obligations under the facility are secured by mortgages on certain vessels, rigs, certain receivables and other assets. The limit was reduced as per plan to $245 million in 2002 and to $215 million in 2003. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2003, the utilized portion of the facility was $150 million, all of which was drawn. As of December 31, 2002, the utilized portion of the facility was $155 million, all of which was drawn.

In November 2002, SIBV entered into a $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ) and Nordea Bank Sverige AB (publ) act as lead arrangers and Svenska Handelsbanken AB (publ) acts as facility agent. The final maturity of the revolving credit facility is on November 6, 2007, subject to options on SIBV´s part to extend the facility for an additional two years with

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 20    Bank debt — continued

the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility. SIBV´s obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries. As of December 31, 2003, the utilized portion of the facility was $344 million, of which $330 million was actually drawn and $14 million was used for issuing of bank guarantees. As of December 31, 2002, the utilized portion of the facility was $176 million, of which $145 million was actually drawn and $31 million was used for issuing of bank guarantees.

(d)    As of December 31, 2003 the Company had SEK 949 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 265 million as of December 31, 2002.

Repayment of bank debt is required according to the following schedule:

(SEK in millions)	Property loans	Other loans	Total
2004	20	311	331
2005	506	337	843
2006	164	1,336	1,500
2007	281	2,656	2,937
2008	207	386	593
2009 and thereafter	359	544	903
Not specified	3,383	264	3,647
Total	4,920	5,834	10,754

"Not specified" includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2004. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

Note 21    Senior notes

In December 1995, the Company issued $175 million of Senior Notes at an interest rate of 10.50% and with maturity on December 15, 2005. As of December 31, 2002, the Company had repurchased $72 million of these notes and the remaining $103 million were redeemed in 2003. In October 1997, the Company issued $175 million of Senior Notes at an interest rate of 8.75% with maturity on June 15, 2007. Also these notes were redeemed in 2003. In November 2002, the Company issued $200 million of Senior Notes at an interest rate of 9.625% with maturity on December 1, 2012. In December 2003, the Company issued $175 million of Senior Notes at an interest rate of 7.5% with maturity on November 1, 2013. Interest on the Senior Notes is due semi-annually each year.

The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company's other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The Senior Notes indentures contain certain covenants with respect to, among others, the following matters: (i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments and investments; (iii) limitations on restrictions concerning transfers and distributions by subsidiaries, limitations on certain asset distributions and other items.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 22    Leases

Company as lessee:

The Company leases premises, cars and certain vessels under operating leases. Leases on certain vessels have been accounted for as capital leases. The gross amount of assets under capital leases included within property, vessels and equipment as of December 31, 2002 and 2003 amounted to SEK 2,436 million and SEK 1,725 million, respectively. The accumulated depreciation related to these capital leases amounted to SEK 622 million as of December 31, 2002 and SEK 1,635 million as of December 31, 2003.

Rental expense for operating leases were as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Rental expense	1,178	1,187	1,358

As of December 31, 2003 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

(SEK in millions)	Operating leases	Capital leases
2004	1,304	44
2005	851	41
2006	612	40
2007	401	39
2008	309	39
2009 and thereafter	656	1,170
Total minimum lease commitments	4,133	1,373

The operating lease obligations include chartering of crude oil tankers on timecharter basis, chartering of ferries principally on a bareboat basis as well as obligations related to rentals of properties and ports.

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2003 was as follows:

(SEK in millions)	Acquisition cost	Accumulated depreciation	Net book value
Vessels	10,274	3,489	6,785
Real estate	6,462	308	6,154
Total	16,736	3,797	12,939

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 22    Leases — continued

As of December 31, 2003 the future minimum rentals to be received under noncancellable operating leases were as follows:

(SEK in millions)	Vessels	Real estate	Total
2004	1,515	444	1,959
2005	880	331	1,211
2006	693	219	912
2007	59	113	172
2008	34	65	99
2009 and thereafter	89	74	163
Total minimum lease rentals	3,270	1,246	4,516

The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancelable within three months.

Note 23    Other noncurrent liabilities

	As of December 31,
(SEK in millions)	2002	2003
Prepaid income	71	59
Pension liabilities	18	22
Other liabilities	31	93
Total	120	174

Prepaid income includes SEK 51 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2002, these net proceeds amounted to SEK 63 million.

Other liabilities as of December 31, 2003 include long term loans of SEK 52 million from the minority shareholder in the investment in two Panamax tankers.

Repayment of noncurrent liabilities is required according to the following schedule:

(SEK in millions)	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	20	13	26	59
Pension liabilities	5	4	13	22
Other liabilities	53		40	93
Total	78	17	79	174

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 24    Accrued costs and prepaid income

	As of December 31,
(SEK in millions)	2002	2003
Accrued costs	1,536	1,533
Prepaid income	188	187
Total	1,724	1,720

Note 25    Pledged assets, commitments and contingent liabilities

Pledged assets

Assets of the Company that have been pledged to cover bank mortgage loans and other credit facilities are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Mortgages on vessels	14,236	14,455
Mortgages on properties	6,251	6,336
Reservation of title	1,986
Marketable securities	112	35
Short term investments	95	169
Total	22,680	20,995
Total bank debt and capitalized lease obligations	10,599	12,127

In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 1,304 million for 2004 and SEK 2,829 million from 2005. See Note 22.

As of December 31, 2003, a total of 11 vessels are included as newbuildings under Construction in progress. See Note 11. The total contract amount for these vessels amounts to SEK 2,475 million ($340 million). Yard payments of SEK 376 million ($52 million) had been made in respect of these contracts.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 25    Pledged assets, commitments and contingent liabilities — continued

Contingent liabilities

Contingent liabilities of the Company as of December31, 2002 and 2003 are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Guarantees	1,228	1,246
Pension liabilities	741	1,035
Other contingent liabilities	111	80
Total	2,080	2,361

Guarantees include mainly capital leases and loans to joint ventures in Norway.

Pension liabilities include calculated future provisions to cover deficit in pension funds for personnel employed in the UK part of Ferry operations. The amount includes the Company´s part, GBP 38.4 million, of the total deficit in a mutual ferry trade fund of approximately GBP 116 million based upon latest available information dated March 31, 2003. In addition, the Company has included another 27% of the deficit related to other external parties' share of the deficit.

In September 2003, the European Commission commenced an investigation of a number of ferry operators in Scandinavia and the United Kingdom whether there is evidence of alleged market sharing agreements and related illegal practices concerning fixing of prices, etc. The Commission has not yet initiated any formal proceedings against the Company but has the power to impose fines which in the case of serious violations can be substantial.

Note 26    Financial instruments and risk management

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

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

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

Interest Rate Risk Management

The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

	As of December 31,
	2002	2002	2003	2003
(SEK in millions)	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
Interest rate swaps	2,808	26	6,890	—
Interest rate options	5,630	—	4,034	3

The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments to seek to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as at December 31, 2003 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 11,420 million at December 31, 2003. The borrowings in this debt portfolio are denominated primarily in USD, EUR and SEK and have maturity dates ranging from 2004 to 2028. At December 31, 2003, the interest rates ranged from 2.14% to 9.63%.

Interest rate swap agreements allow the Company to synthetically adjust floating rate receivables or borrowings into fixed rates or vice versa. Under the interest rate swaps, an agreement is made with a counterparty to exchange, at specified intervals, the difference between fixed rate and floating rate interest (such as the London, Stockholm or Amsterdam Inter-bank Offered Rate or LIBOR, STIBOR and AIBOR, respectively), calculated by reference to an agreed notional principal amount.

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

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties. The following tables summarize the Company's interest rate swaps and options:

Interest rate swaps				As of December 31, 2002
Notional Amount	Currency	Receive rate /Strike rate	Pay rate Strike rate %	Maturity
SEK in millions
700	SEK	3 month STIBOR	4.6	June 2006
110	EUR	5.52	6 month EURIBOR +1.19	December 2012
1,766	USD	9.63	3 month LIBOR + 5.0	December 2012
233	USD	6 month LIBOR	6 month LIBOR + 0.6	September 2004

Interest rate options				As of December 31, 2002
Notional Amount	Currency	Receive rate	Pay rate%	Maturity
SEK in millions
1,920	SEK	6 month STIBOR	5.6 – 7.0	June 2003 – June 2006
1,204	EUR	6 month EURIBOR	5.75 – 6.0	Oct. 2003 – January 2005
233	USD	6 month LIBOR	5.0 – 6.25	September 2004
2,272	USD	6 month LIBOR	6.0 – 6.25	January 2006
		Strike 5.0%	6 month LIBOR

Interest rate swaps				As of December 31, 2003
Notional Amount	Currency	Receive rate	Pay rate Strike rate %	Length of contract
SEK in millions
700	SEK	3 month STIBOR	4.6	June 2006
460	EUR	6 month EURIBOR	6 month EURIBOR + 168 bp	September 2004 – May 2008
109	EUR	5.52	6 month EURIBOR + 1.19 bp	December 2012
596	GBP	3 month LIBOR	5.5 first 7 years	January 2028
486	GBP	3 month LIBOR	3 month LIBOR1)	May 2028
175	USD	6 month LIBOR	6 month LIBOR + 60 bp	September 2004 – May 2008
1,820	USD	3 month LIBOR	1.91	September 2005
1,820	USD	3 month LIBOR	2.95 Knock Out at 6.5	September 2008
728	USD	9.63	3 month LIBOR + 4.9925%	December 2012

1) Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

Interest rate options				As of December 31, 2003
Notional Amount	Currency	Receive rate	Pay rate Strike rate %	Length of contract
SEK in millions
1,800	SEK	3 month STIBOR	5.60 – 5.75	October 2005 – June 2006
136	EUR	6 month EURIBOR	5.75	October 2005
472	EUR	6 month EURIBOR	5.5	May 2008 – September 2008
909	EUR	6 month EURIBOR	5.75	January 2005
175	USD	6 month LIBOR	5.5	September 2004
541	USD	3 month LIBOR	pay rate 5.0	September 2004 – June 2005

The following tables are a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

	As of December 31, 2002
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,514	January 2003 – October 2005	3.95 – 6.39
EUR	3,906	September 2005 – December 2012	3.70 – 5.93
USD	2,585	September 2008 – September 2012	2.28 – 9.63

		As of December 31, 2003
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,519	February 2004 – October 2005	2.70 – 6.39
EUR	3,371	September 2005 – May 2028	3.07 – 5.52
USD	4,947	January 2004 – December 2012	2.14 – 9.63
GBP	584	January 2028	3.16

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

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit Exposure
Foreign exchange forward contracts	5,791	—	7,045	—
Foreign exchange options	3,961	8	1,209	3

The following table summarizes by major currency the contractual net amounts of the Company's forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the 'sell' amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company's borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

(SEK in millions)	2002 Buy	2002 Sell	2003 Buy	2003 Sell
USD	2,174	—	2,173	—
NOK	—	176	—	116
SEK	—	1,742	—	3,549
DKK	—	377	—	375
EUR	1,224	—	2,394	—
GBP	—	1,103	—	527

Fuel Risk Management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year:

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit exposure
Bunker fuel swaps	1,348	153	2,091	296
Bunker fuel options	—	—	193	13

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

As of December 31, 2003 the term of the contracts range from 3 to 36 months, and as of the same date the full cost of the estimated consumption of various types of bunker fuel was covered for 2004 and approximately 75% for 2005 and 70% for 2006.

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

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit Exposure
OTC traded swaps	140	—	—	3

As of December 31, 2003 there were no outstanding open positions. Credit exposure relates to closed deals with settlements during the first quarter 2004.

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

	Year ended December 31,
(SEK in millions)	2001 Net gains (losses)	2002 Net gains (losses)	2003 Net gains (losses)
Forward exchange contracts	(2)	25	(5)
Currency options written	20	30	26
Currency options bought	(14)	(10)	(11)
Total currency trading	4	45	10

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

The following table summarizes the notional amounts and credit exposure of such instruments as of December 31, each year.

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit exposure
Forward exchange contracts	74	—	130	—
Currency options written	88	—	64	—
Currency options bought	46	—	—	—
Interest rate swaps	—	—	222	—
Total	208	—	416	—

The following table presents the fair values of the Company's derivative financial instruments held for trading purposes and the average fair values of such instruments during each year.

(SEK in millions)	2002 Fair Value Year-end	2002 Fair Value Average	2003 Fair Value Year-end	2003 Fair Value Average
Forward exchange contracts	(1)	3	—	(1)
Currency options	(3)	1	(1)	—

Quoted market prices are used as the fair values of financial instruments used or held for trading purposes. If quoted market prices are not available, fair values are estimated on the basis of dealer quotes, pricing models or quoted prices for financial instruments with similar characteristics.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at each reporting date if counterparties to contracts failed to perform as agreed. Concentrations of credit risk, whether on or off balance sheet, arise from financial instruments for groups of customers or counterparties when they have similar characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions or other conditions. The Company does not have a significant exposure to any individual customer or counterparty or significant concentrations of credit risk.

Note 27    Fair value of financial instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments at December 31, 2002 and 2003. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long-term debt. Other techniques, such as estimated discounted cash flows, or replacement cost have been used to determine fair value for the remaining financial instruments. The

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 27    Fair value of financial instruments — continued

estimated fair value of the Company's off balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

	2002	2002	2003	2003
(SEK in millions)	Carrying value	Fair value	Carrying value	Fair value

Assets
Marketable securities	1,076	1,123	2,522	3,238
Receivables	2,226	2,226	1,568	1,568
Short-term investments	323	323	328	332
Liabilities
Long-term debt	9,816	9,816	10,423	10,423
Senior Notes	4,157	4,298	2,699	2,952
Short-term debt	263	263	331	331
Trade accounts payable	569	569	436	436

Derivative financial instruments
Held for trading purposes	—	(4)	—	(1)

Held for purposes other than trading
Interest rate risk management:
Assets	—	(27)	—	(110)
Liabilities	—	—	—	—
Foreign currency risk management:
Assets	—	(53)	—	(44)
Liabilities	—	—	—	—
Bunker risk management:
Assets	—	136	—	295
Liabilities	—	—	—	—

See Note 26 for further details regarding derivative financial instruments.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel

The following table presents the average number of employees of the Company.

	2002		2003
	Total	whereof females	Total	whereof females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	11	4	14	6
Subsidiaries in Sweden	3,294	1,360	3,284	1,334
Total Sweden	3,308	1,364	3,301	1,340

Subsidiaries outside of Sweden:
Great Britain	1,643	537	1,593	536
The Netherlands	713	165	701	128
Denmark	190	119	188	122
Ireland	106	38	103	38
Norway	61	43	69	40
Poland	49	36	43	30
Switzerland	6	2	5	1
Germany	7	6	12	10
Brazil	3
Egypt			3
United States	9	4	10	4
India	17		29	9
Shipborne employees	636	6	693	5
Total outside of Sweden	3,440	956	3,449	923

Total group	6,748	2,320	6,750	2,263

"Shipborne employees" refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2003 was 3,496, to be compared with 3,532 in 2002.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel —   continued

The following table presents the wages, salaries and other remuneration of the Company.

	2002			2003
(SEK in millions)	Board and CEO	Other employees	Total	Board and CEO	Other employees	Total

Parent Company	6	13	19	6	15	21
Subsidiaries in Sweden	19	787	806	25	812	837
Total Sweden	25	800	825	31	827	858

Subsidiaries outside of Sweden:
Great Britain	11	516	527	13	484	497
The Netherlands	5	216	221	6	238	244
Denmark	1	62	63	1	66	67
Ireland		33	33		33	33
Norway		23	23		29	29
Poland		7	7	1	6	7
Switzerland	3	7	10	2	10	12
Germany		1	1		2	2
Brazil		4	4
Egypt					4	4
United States	2	11	13	2	15	17
India		1	1		1	1
Shipborne employees		329	329		322	322
Total outside of Sweden	22	1,210	1,232	25	1,210	1,235

Total group	47	2,010	2,057	56	2,037	2,093

Total personnel costs	2002			2003
(SEK in millions)	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	19	2,038	2,057	21	2,072	2,093
Pension costs	6	176	182	7	239	246
Other social charges	8	229	237	9	260	269
Total	33	2,443	2,476	37	2,571	2,608

For Swedish-flagged ferry vessels employed in international shipping activities, Stena Line has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of this subsidy in 2003 was SEK 398 million, which has reduced the personnel costs.

Remuneration of Chief Executives

Salaries of SEK 8 million were paid to the Chief Executive Officer and the Executive Vice President in 2003, the same as in 2002. The corresponding pension charges amounted to SEK 4 million in each of 2003 and 2002. The Chief Executive Officer and the Executive Vice President have

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel —   continued

retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 0.150 million in 2003, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President. In 2002, the board members were paid SEK 0.105 million, out of which SEK 0.025 million was paid to the Chairman and SEK 0.010 million was paid to each of the Chief Executive Officer and the Executive Vice President.

Note 29    Related party transactions

The Company has entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall") with all its subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk AB ("Stena Bulk"), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. In 2003, this agreement has included charter contracts and the charter of a VLCC, both of which were withdrawn in September 2003. 50% of the income and 50% of the costs for this agreement is included in the Company´s income statement. The net outcome of the agreement was a loss of SEK 17 million in 2001, a gain of SEK 5 million in 2002 and a loss of SEK 5 million in 2003.

In October 1995, an agreement was reached between the Company and Concordia regarding the pooling of results from the operation of Concordia Class vessels. The Company's share of this agreement was a loss of SEK 6 million in 2001 and a gain of SEK 2 million in 2002. This agreement was terminated in July 2002 in connection with the sale of the last remaining VLCC tanker, the Stena Conductor.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company earned fees equal to SEK 31 million, SEK 22 million and SEK 19 million in 2001, 2002 and 2003, respectively, for these services.

Concordia has provided ship management services to the Company for the Stena Concordia, the Stena Conductor and the Stena Companion. These vessels were all sold in 2001 and 2002. The Company paid fees equal to SEK 7 million and SEK 4 million in 2001 and 2002, respectively, for these services. Concordia also provides ship management services for the Stena Caribbean and the Stena Calypso, which started their operations in 2002. The Company paid fees of SEK 1 million in 2002 and SEK 2 million in 2003 for these services.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 29    Related party transactions — continued

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million in each of the years 2001, 2002 and 2003 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed by an interest bearing credit facility from the Company. As of December 31, 2003, DKK 201 million was outstanding under this facility.

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The sale in 2002 was made at market price and resulted in a gain for the Company of SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from the Company of SEK 33 million, to be repaid in 3 years. The vessel is chartered back as an operating lease, for which the Company in 2003 paid charterhires of SEK 61 million.

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an external company.

Stena Metall

The Company provides management and other services to Stena Metall. In 2001 and 2002, the Company received SEK 3 million a year and in 2003 SEK 1 million for such services. The Company purchases bunker fuel from Stena Metall; such purchases aggregated SEK 729 million, SEK 792 million and SEK 749 million in 2001, 2002 and 2003, respectively.

In January 2001, the Company acquired 4,621,562 shares in Stena Line from Stena Metall at a total cost of SEK 37 million, representing 7.52% of the equity and 28.65% of the votes of Stena Line.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Chieftain, the vessel was sold to Stena Metall at market rate and chartered back on a long-term operating lease.

Olsson Family

The Company rents office space from members of the Olsson family. In 2001, 2002 and 2003, the Company paid SEK 23 million, SEK 27 million and SEK 28 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2001, 2002 and 2003, members of the Olsson family paid the Company SEK 8 million, SEK 9 million and SEK 10 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 30    Subsequent events

(a) The first of the Panamax vessels ordered from a shipyard in China, the Stena Companion was delivered in January 2004. The sister vessel Stena Compatriot was delivered in April 2004. The investment in these two vessels has been made together with the Norwegian company Fram Shipping (25%). In February 2004, the first product tanker, the Stena Concord, was delivered from the shipyard in Croatia, followed by the Stena Consul in late March. In March 2004, a 10 year charter with the Russian company Progetra was signed regarding the two Aframax vessels ordered in Korea.

In February and March 2004, additional shares were bought in the Swedish property company Drott for SEK 452 million. Together with prior purchases, the Company has invested SEK 1,526 million in Drott shares representing approximately 14% of the outstanding shares. At the end of March 2004, the shareholders of Drott approved the distribution to shareholders of a new company, Bostads AB Drott, that would focus on residential properties. As a result of the investment in Drott, as of April 30, 2004, the Company owned approximately 14% of the new residential property company and 14% of the existing company, now named Fabege AB, which will focus on commercial properties. In late March 2004, the Company acquired properties for SEK 560 million and sold properties for SEK 49 million in the south of Sweden. Properties were also acquired in The Netherlands for SEK 90 million.

The ferry vessel Stena Nautica had an accident in February 2004, when it was hit by another vessel at sea on its route from Grenaa to Varberg. No people were injured but the damages to the ship were major. After repair work at the shipyard, the vessel is scheduled to return to operation in May 2004. The damages were sufficiently covered by insurance.

In early March 2004, the Company entered into an agreement with P&O to acquire the ferry route Fleetwood-Larne in the Irish Sea together with 3 vessels operating the same route. In addition, the Company agreed to acquire from P&O another two Ropax vessels, the European Envoy and the European Ambassador. The earlier agreement with P&O, announced in spring 2003 and also including the ferry route Liverpool-Dublin, was terminated after UK competition authorities objected to the transaction.

In early March 2004, an agreement was made by Stena Adactum to acquire a Swedish retail chain store in the flower and plant business for SEK 180 million.

We have conducted a review of the estimated useful lives of our vessels. As a result of this review, we have established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions is estimated to reduce depreciation expense in 2004 by approximately SEK 255 million.

(b) Exchange or Fabege AB Shares (Unaudited)

On May 10, 2004, the Company exchanged with another shareholder a portion of its shares in Fabege AB for shares in Bostads AB Drott. As a result of this transaction, as of May 10, 2004, the Company owned approximately 29.3% of the outstanding shares of Bostads AB Drott and approximately 9.0% of the outstanding shares of Fabege AB (representing approximately 8.9% of its voting stock).

Note 31    US GAAP information

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Net income under Swedish GAAP	1,410	1,031	519
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	30	11	5
Depreciation of properties (b)	(49)	(50)	(54)
Leases (c)	(4)	—	—
Investments in securities (d)	(48)	107	(118)
Investment subsidies (e)	2	2	2
Financial instruments (f)	(268)	200	33
Purchase accounting Stena Line (g)	(243)	(114)	(86)
Investment in P&O Stena Line (h)	(5)	242	—
Pensions (i)	21	58	16
Deferred costs (j)	—	—	(48)
Capital lease transaction (k)	—	—	(28)
Others	27	26	24
Tax effect of US GAAP adjustments	69	(100)	51
Net income under US GAAP	942	1,413	316

	As of December 31,
(SEK in millions)	2002	2003
Stockholders' equity under Swedish GAAP	11,589	11,470
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	(90)	(85)
Depreciation of properties (b)	(319)	(372)
Investments in securities (d)	39	672
Investment subsidies (e)	(17)	(16)
Financial instruments (f)	71	104
Purchase accounting Stena Line (i)	(212)	(297)
Pensions (i)	(380)	(326)
Deferred costs (j)	—	(43)
Capital lease transaction (k)	—	(28)
Investment in 2003 VIE (l)	—	5
Others	(104)	(74)
Tax effect of cumulative US GAAP adjustments	94	(56)
Stockholders' equity under US GAAP	10,671	10,954

Those differences which have a material effect on consolidated net income and stockholders' equity are described as follows:

(a)	Disposal of assets — Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company´s 46% investment. For US GAAP purposes, the Company eliminates all of such gains.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

(b)	Depreciation of properties — Under Swedish GAAP, properties in the Company's real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.

(c)	Leases — Under Swedish GAAP, certain leases are recorded as operating leases and rent expense is recognized in the income statement. Under US GAAP, any lease that meets one of four specific criteria are capitalized. Leases that are capitalized for US GAAP purposes record the leased asset and the corresponding lease obligation at inception. The asset is depreciated over its estimated useful life or the lease term, whichever is shorter, and interest expense is recorded on the lease obligation. Under Swedish GAAP, certain gains or losses that result from the sale of property that is subsequently leased back are recorded currently in the income statement. Under US GAAP, such gains and losses are deferred and recognized into income over the life of the corresponding lease.

(d)	Investments in securities — Under Swedish GAAP, investments in marketable securities are recorded at either cost or the lower of cost or market. Under US GAAP, all of the Company's investments in debt securities and equity securities with a readily determinable fair value are classified as either trading or available for sale and carried at market value. Changes in the market value of 'available for sale' securities are recorded as a separate component of equity, net of applicable deferred taxes. Also under US GAAP, the difference between the acquisition cost of investments in debt securities, including convertible securities, and their redemption value is amortized as an adjustment of the effective yield of the debt security.

For US GAAP purposes, the movement in the unrealized holding gain (loss) of investments classified as available for sale amounted to SEK (90) million and SEK 547 million for the years ended December 31, 2002 and 2003, respectively. The accumulated effect of SFAS 115 included in the US GAAP equity amounted to SEK (90) million and SEK 457 million for the years ended December 31, 2002 and 2003, respectively.

(e)	Investment subsidies — Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel.

(f)	Financial instruments — Under Swedish GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has concluded that none of the Groups' hedges of financial exposure qualify for hedge accounting under US GAAP during 2003. In accordance

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.

(g)	Purchase accounting Stena Line — For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company´s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. In connection with the Company's offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. That price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the Notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill is amortized to the income statement in accordance with a predetermined plan. However, for US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2002 and 2003, respectively.

(h)	Investment in P&O Stena Line — Under Swedish GAAP, the book value of the net assets contributed to P&O Stena Line represents the Company´s investment in the joint venture. Under US GAAP, the 1997 charge of SEK 165 million represented the excess of the book value over the estimated fair value at December 31, 1997. During 1998 a further charge of SEK 88 million was recorded due to Stena Line´s obligation to fund an amount of losses up to GBP 6.25 million from sale of vessels within P&O Stena Line. This difference results in different amounts of goodwill amortization between Swedish GAAP and US GAAP. P&O Stena Line was sold in August 2002.

(i)	Pensions — For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computations. Under US GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, "Employees´ Accounting for Pensions SFAS No. 87". SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders´ equity for plans that are underfunded. The adjustment for minimum liability recorded as of December 31, 2003 amounts to SEK 408 million.

(j)	Deferred costs — The company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the rig. The company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to the dayrates and use of

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been paid by Statoil. The Company agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the contract and can be recovered from the cash flow of the contract. For US GAAP purpose, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed.

(k)	Capital lease transaction — Since 1996, the Company had leased certain vessels from two special purpose leasing entities. The leases were each accounted for as a capital lease and accordingly, the Company recorded an asset and a corresponding lease obligation on its balance sheet for both Swedish and US GAAP. In December 2003, the Company acquired the special purpose leasing entities for consideration of GBP 7 million. The leasing entities acquired by the Company had existing bank indebtedness of GBP 105 million which pursuant to the share purchase agreements the Company was obliged to procure repayment, and a deferred tax liability of GBP 45 million. The Company immediately paid the bank indebtedness. Also in December 2003, the Company transferred the vessels to a wholly owned subsidiary which, pursuant to existing law, increased the tax basis of the vessels and reduced the associated deferred tax liability.

In March 2004, proposed changes to existing tax law were announced in the United Kingdom which, if enacted, would essentially eliminate the realization of tax benefits from such inter-company transfers of assets. Under Swedish GAAP, proposed changes in tax law must be taken into consideration when determining whether a deferred tax liability should be recognized. Since the Company believes that it is probable that the tax law will restrict its ability to reduce its deferred tax liability in future periods, the full amount of the deferred tax liability has been recognized in the December 31, 2003 consolidated balance sheet under Swedish GAAP. Under US GAAP, the effect of a change in tax law is only recognized in the period of enactment. Accordingly, for US GAAP purposes, the deferred tax liability at December 31, 2003, has been reduced in accordance with the provisions of the relevant tax law in effect at that date. The effect of the reduction of the deferred tax liability is recorded as an adjustment to the carrying value of the vessel for US GAAP purposes which creates a book basis difference in the vessel when compared to Swedish GAAP. In future periods, the reduction of the carrying value of the vessels will result in lower depreciation expense for US GAAP purposes as compared to Swedish GAAP. In addition, approximately SEK 28 million of costs associated with the establishment of the post-acquisition structure were capitalized for Swedish GAAP. Under US GAAP, such costs are considered to be period costs and are expensed as incurred.

(l)	Investment in 2003 VIE — In August 2003, the Company purchased $40 million (SEK 288 million) in participating term notes in an entity, that was formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). Under Swedish GAAP the investment is accounted for in accordance with the equity method, i.e. one-line consolidation. Under US GAAP, the 2003 VIE is a variable interest entity as defined by FASB Interpretation No 46, "Consolidation of Variable Interest Entities" (FIN 46) for which Stena is deemed to be the primary beneficiary. Accordingly, the 2003 VIE is consolidated for US GAAP purposes. The impact of the consolidation of the 2003 VIE increased assets by approximately

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

$100 million (SEK 719 million) and liabilities by approximately $96 million (SEK 687 million). The difference in the results of operations of the 2003 VIE between Swedish GAAP and US GAAP was insignificant.

Note 32    Additional US GAAP Disclosures

Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

(a)	Income Taxes

The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

	As of December 31,
(SEK in millions)	2002	2003
Deferred tax liabilities:
Property, vessels and equipment	1,658	1,906
Investments	112	265
Provisions	173	232
Total deferred tax liabilities	1,943	2,403
Deferred tax assets:
Property, vessels and equipment	122	228
Tax loss carryforwards	2,055	1,520
Investments	45	59
Provisions	247	122
Other	12	26
Less deferred tax assets not recognized	(1,007)	(544)
Net deferred tax assets	1,474	1,411
Net deferred tax liability under US GAAP	469	992

(b)	Long-term Debt

For Swedish GAAP purposes, certain borrowings that have formal repayment dates in the next year have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. See Note 20. Those borrowings which amount to SEK 5,138 million and SEK 3,647 million at December 31, 2002 and 2003 respectively would be classified as short-term in a US GAAP consolidated balance sheet.

(c)	Comprehensive Income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

income generally encompasses all changes in stockholders's equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses and available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the year ended December 31, 2002 and 2003 was SEK 371 million and SEK 348 million, respectively.

(d)	Cash payments

Cash paid for interest and taxes was as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Interest	1,153	1,014	840
Income taxes paid	4	117	32

(e)	Pensions

The Group has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for US GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Dislosure about Pensions and Other Post-retirement Benefits."

Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Service cost	48	41	42
Interest cost	125	128	119
Expected return on plan assets	(156)	(161)	(117)
Net amortization and deferral	5	(12)	44
Net periodic pension cost	22	(4)	88

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

The changes in benefit obligation are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Benefit obligation at beginning of year	2,365	2,115
Service cost	42	42
Interest cost	124	117
Plan amendment	89	—
Actuarial gain (loss)	(209)	193
Benefit paid	(103)	(102)
Translation difference	(193)	(42)
Benefit obligation at end of year	2,115	2,323
Funded status	(2,115)	(2,323)
Additional minimum liability	552	488
Amounts recognized in the consolidated balance sheets as accrued pension liability	2,667	2,811

The change in fair value of plan assets are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Asset at beginning of year	2,493	1,760
Actual return on plan assets	(419)	273
Company contributions	1	3
Members contributions	1	—
Benefits paid	(102)	(107)
Translation difference	(214)	(12)
Assets at end of year	1,760	1,917

Minimum liability

	As of December 31,
(SEK in millions)	2002	2003
Accumulated benefit obligation	1,949	1,956
Fair value of plan assets	(1,761)	(1,751)
Unfunded accumulated benefit obligation	188	205
Net amount recognized in statement of financial position	364	283
Additional minimum liability	552	488
Unrecognized prior service cost	(96)	(80)
Adjustment to shareholders' equity	456	408

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

Assumptions used in the calculation of pension obligations are as follows:

(SEK in millions)	2001	2002	2003
Weighted discount rate	5.5-5.8%	5.5%	5.4-5.5%
Expected long-term rate of return on assets	7.0%	7.0%	6.7%
Rates of increase in compensation levels	4.5%	4.5%	3.75%

(f)	Consolidation of Variable Interest Entity

As more fully described in Notes 31(l) and 32(g), the investment in the 2003 VIE is consolidated for US GAAP purposes. Further information regarding the underlying assets and liabilities of the 2003 VIE that are consolidated for US GAAP purposes is as follows:

US GAAP:	SEK
Investments principally in loans	986
Other assets	21

Revolving line of credit	356
Other liabilities	331

The results of operations for the 2003 VIE were not significant.

The investment in the 2003 VIE is classified as a component of noncurrent marketable securities for Swedish GAAP purposes and amounted to SEK 288 million at December 31, 2003.

(g)	Recent issued U.S. accounting standards

In January 2003, FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R) which replaces FIN 46. We are required to apply FIN 46 or FIN 46R to VIE's created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. We are required to apply FIN 46R to all entities no later than the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46R also mandates new disclosures about VIEs.

In December 2002 we acquired certain interests in a VIE (the "2002 VIE"). At this time, it is reasonably likely that we will be required to consolidate the 2002 VIE under US GAAP. The impact of the consolidation of the 2002 VIE under US GAAP would increase assets and liabilities as of December 31, 2003 by approximately $264 million. The 2002 VIE was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets funded from the issuance by the 2002 VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. We believe that our maximum exposure to loss as a result of our association with the 2002 VIE is limited to approximately $33.1 million, which consists of our investment in certain tranches of debt issued by the 2002 VIE and the mandatorily redeemable preference shares.

We have applied FIN 46 to a second VIE which was formed in August 2003 (the "2003 VIE") and we have consolidated that VIE for US GAAP purposes as of December 31, 2003. The impact of the consolidation of the 2003 increased assets by approximately $100 million liabilities by approximately $96 million. The difference in the results of operations of the 2003 VIE between Swedish GAAP and US GAAP was insignificant. To date the 2003 VIE has been funded by bank loans and equity contributions by us and a third party. The 2003 VIE was formed for the limited purpose of investing primarily in bank loans. We believe that our maximum exposure to loss as a result of our association with the 2003 VIE is limited to approximately $40 million. The investments in the 2002 VIE and the 2003 VIE are held by an unrestricted subsidiary.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of adopting Statement 150 on our financial statements.

Report of independent public accounting firm on schedules

The Board of Directors

Stena AB (publ)

Under date of April 23, 2004, we reported on the Consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2002 and 2003, and the related Consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2003, as contained in the Annual Report on Form 20-F for the year 2003. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statements schedules are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Gothenburg, Sweden
April 23, 2004	/s/Thord Elmersson Thord Elmersson Authorized Public Accountant KPMG Bohlins AB

SCHEDULE II

SCHEDULE II

STENA AB AND CONSOLIDATED SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
	(SEK in thousands)
Allowance for Doubtful Accounts:
December 31, 2001	14,689	9,403	(5,402)	18,690
December 31, 2002	18,690	4,896	(8,438)	15,148
December 31, 2003	15,148	10,230	(4,553)	20,825
Provisions for maintenance and repairs:
December 31, 2001	132,497	89,157	(12,891)	208,763
December 31, 2002	208,763		(208,763)	0
December 31, 2003	0		0	0

Notes:

Additions includes foreign currency translation effect

SCHEDULE III

SCHEDULE III

STENA AB AND CONSOLIDATED SUBSIDIARIES
PROPERTY COST AND ACCUMULATED DEPRECIATION
December 31, 2003
(SEK in Millions)

Notes:

(1)	Gross amount at which carried at end of the year:

	Year Ended December 31,
	2001	2002	2003
	(SEK in Millions)
Balance at beginning of year	6,691	8,131	8,246
Additions:
Additions	1,363	556	405
Foreign currency effect	243	(196)	(162)
	8,297	8,491	8,489
Deductions:
Disposals	166	243	331
Dividend		2
	166	245	331
Balance at end of year	8,131	8,246	8,158

(2)	Accumulated depreciation:

	Year Ended December 31,
	2001	2002	2003
	(SEK in Millions)
Balance at beginning of year	167	326	425
Depreciation charged	120	148	162
Properties sold	(6)	(14)	(16)
Foreign currency effect	45	(35)	(38)
	326	425	533

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total Cost	Accumulated Depreciation	Net Book Value
Property data	(Mortgages)	Buildings and land	Improvements	[ 1 ]	[ 2 ]
	TSEK	TSEK	TSEK	TSEK	TSEK
SIBV, enclosure no 1	1,285,175	1,296,097	61,619	1,357,716	–108,482	1,249,234
SPBV, enclosure no 2	374,304	354,878	58,388	413,266	–13,662	399,605
SFAB, enclosure no 3	0	9,000	0	9,000	0	9,000
SFFAB, enclosure nr 4	2,155,930	2,073,397	581,939	2,655,336	–158,742	2,496,594
SFNAB, enclosure no 5	610,011	517,435	4,161	521,596	–33,617	487,979
SFSAB, enclosure no 6	891,170	1,069,892	6,676	1,076,568	–26,530	1,050,038
SFHKB, enclosure no 7	298,950	351,345	42,650	393,995	–6,435	387,560
Stena Line, enclosure no 8		1,551,887	105,861	1,659,261	–175,028	1,484,233
NMM, GLASGOW		21,064	20,566	41,630	–5,152	36,478
STENA DRILLING, ABERDEEN		12,506		12,506	–4,802	7,704
SCANPORT, PUTTGARDEN		15,132		15,132		15,132
EUROPORT, RODBY		1,832		1,832		1,832

TOTAL	5,615,541	7,274,465	881,861	8,157,838	–532,449	7,625,389

SCHEDULE III

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Atoomweg	97,640	82,287	0	82,287	–1,790	1979	07/02	100 years
Avio Trade Park	125,657	105,916	4,275	110,192	–17,379	1990	02/90	100 years
Avio Trade Park 2	50,207	42,313	98	42,410	–2,694	1986	04/98	100 years
Brain Park	50,675	42,707	918	43,625	–6,247	1989	11/89	100 years
Eisenhowerlaan	20,884	30,316	200	30,516	–968	1979	01/02	100 years
Haspelslaan	51,399	69,035	417	69,451	–1,915	1986	07/01	100 years
Ottho Heldringstraat	47,663	38,834	0	38,834	–5,763	1990	01/90	100 years
Keizersgracht	36,865	31,068	5,113	36,182	–5,364	1750	10/88	100 years
Kiotoweg	63,325	53,367	24	53,391	–1,063	2002	08/02	100 years
Koninginnegracht 10	17,049	14,368	11,498	25,867	–1,722	1984	06/98	100 years
Koninginnegracht 12	40,441	25,170	10,922	36,092	–1,677	1984	06/98	100 years
Koninginnegracht 13	33,038	27,843	29	27,872	–1,874	1990	12/97	100 years
Koninginnegracht 14	34,994	47,000	0	47,000	–1,231	1994	09/01	100 years
Koninginnegracht 23	22,767	32,346	0	32,346	–1,026	1971	01/02	100 years
Markthalle	46,497	88,274	2,794	91,068	–21,281	1987	12/87	100 years
Nacap	29,884	25,185	1,669	26,854	–4,051	1989	07/89	100 years
New York, Lijnden	85,907	72,399	165	72,564	–1,430	2001	12/01	100 years
Park Voorn	55,723	46,962	0	46,962	–7,724	1989	10/89	100 years
Paviljoensgracht	75,311	63,469	957	64,426	–2,845	1981	12/99	100 years
Rooseveltweg	0	39,120	0	39,120	–327	1995	06/03	100 years
San Francisco, Linjden	33,275	28,043	16	28,059	–768	2002	03/02	100 years
Schipolweg	0	67,127	0	67,127	–1,238	1986	12/02	100 years
Stadhouderskade	79,541	67,034	6,143	73,177	–5,402	1928	10/96	100 years
Veraartlaan	26,535	22,363	1,960	24,323	–1,144	1978	08/99	100 years
Volmerlaan	35,489	34,976	14,364	49,340	–5,682	1978	02/90	100 years
Wilhelminalaan	71,062	53,618	58	53,675	–4,292	1979	05/97	100 years
Zeestraat	53,345	44,957	0	44,957	–1,587	1982	10/00	100 years
TOTAL SIBV	1,285,175	1,296,097	61,619	1,357,716	–108,482

SCHEDULE III
enclosure 1

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Rue Brasseur, Luxemburg	161,411	158,149	–5,988	152,161	–5,239	1992	11/89	100 years
Sophia Antipolis, Nice	14,585	15,754	3,190	18,943	–1,181	1989	04/92	100 years
Subbelratherstrasse, Koln	22,473	24,662	2,212	26,873	–805	1957	03/90	100 years
Schlessstrasse, Duesseldorf	60,865	67,335	8,253	75,589	–3,927	1984	06/89	100 years
WTC Sophia Antipolis	68,149	77,985	50,722	128,707	–1,519	1990	12/00	100 years
Cumulative Interest Capitalised	0	10,993		10,993	–990
TOTAL STENA PROPERTY BV	374,304	354,878	58,388	413,266	–13,662

SCHEDULE III
enclosure 2

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Lerum 1:246–247	0	9,000	0	9,000	0	2003	200 2	0
TOTAL SFAB	0	9,000	0	9,000	0

SCHEDULE III
enclosure 3

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Jarnbrott 126:4	14,699	11,569	2,104	13,673	–1,121	1961	01/01/81	100 years
Kalleback 7:8	10,505	6,381	264	6,645	–583	1964	01/01/81	100 years
Hogsbo 8:9	4,690	5,476	9,595	15,071	–1,223	1971	01/01/81	100 years
Kalleback 12:4	9,000	7,828	422	8,250	–731	1960	31/12/83	100 years
Kvillebacken 12:2	9,200	16,163	3,396	19,559	–1,676	1961	30/09/84	100 years
Biskopsgarden 46:4	16,680	10,446	12,442	22,888	–2,151	1968/73	31/12/85	100 years
Stampen 26:2	96,000	61,871	4,954	66,825	–5,751	1988	01/01/94	100 years
Jarnbrott 164:22	20,000	26,388	151	26,539	–2,607	1966	01/02/94	100 years
Sannegarden 15:4	9,759	0	0	0	0	1973	01/01/83	100 years
Sannegarden 15:5	18,750	37,149	2,358	39,507	–2,861	1973	01/01/83	100 years
Sannegarden 22:19	6,915	0	0	0	0	1973	01/01/83	100 years
Partille 3:234–5	0	84	0	84	0		01/01/83	100 years
Tornbotten 312 mfl	0	–47	0	–47	0		01/05/83	100 years
Askim 70:4-6	120,000	141,295	1,668	142,963	–5,556	1968/98	01/01/00	100 years
Askim 70:1	0	1	0	1	0	1968/98	01/01/00	100 years
Askim 59:38	0	889	81	970	–50	1968/98	01/01/00	100 years
Kardemumman 1–2	15,000	15,379	0	15,379	–511	1990	01/07/00	100 years
Ugglum 14:15	4,000	4,963	2,652	7,615	–533	1982	01/04/88	100 years
Linkarven 6	8,300	9,525	559	10,084	–4,239	1990	01/04/90	100 years
Jarnbrott 144:5	8,625	7,408	94	7,502	–594	1963	01/08/83	100 years
Kalleback 4:1	12,110	13,013	1,874	14,887	–1,209	1963	01/08/83	100 years
Karra 78:3	16,420	13,294	7,821	21,115	–2,368	1973	01/04/86	100 years
Kobbegarden 257:3	28,500	17,926	1,030	18,956	–1,278	1970	01/08/81	100 years
Kobbegarden 257:1	30,000	0	0	0	0	1970	01/08/81	100 years
Kobbegarden 257:2	25,000	32,851	1,925	34,776	–2,383	1970	01/08/81	100 years

SCHEDULE III
enclosure 4

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Costs Capitalised			Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Askim 70:2	17,181	0	0	0	0	1968	01/08/81	100 years
Askim 70:3	33,195	38,275	4,234	42,509	–2,904	1968	01/08/81	100 years
Kobbegarden 6:139	10,900	6,703	11,271	17,974	–1,534	1974	01/03/86	100 years
Hogsbo 8:10	550	4,620	68	4,688	–264	1960	01/01/90	100 years
Gullbergsvass 5:121	78,000	77,502	13,194	90,696	–8,618	1988	01/04/94	100 years
Kobbegarden 6:3	120,000	125,329	32,735	158,064	–9,137	1970	12/97	100 years
Helsingor 10	39,500	12,635	2,631	15,266	–895	1964	01/05/81	100 years
Kockum 20	8,996	7,268	1,105	8,373	–488	1960	01/05/81	100 years
Concordia 16	0	1,814	527	2,341	–141	1929/42	01/05/81	100 years
Kockum 21/22	11,700	10,473	2,139	12,612	–732	1962	01/01/82	100 years
Bjuro 9	4,500	4,797	8,732	13,529	–1,309	1964	11/82	100 years
Jarnet 2	14,050	798	16,719	17,517	–13,497	1991	12/83	100 years
Bilden 10	21,000	4,563	17,358	21,921	–1,654	1963	04/84	100 years
Almen 20	15,375	8,912	8,814	17,726	–1,225	1966	05/81	100 years
Frans Suell 14	135,000	35,853	99,175	135,028	–9,873	1906/36	02/91	100 years
Frans Suell 8	0	20,590	0	20,590	–104	1900/79	02/94	100 years
Frans Suell 10	0	20,837	4,407	25,244	–3,411	1900/79	02/95	100 years
Brudbuketten 6	0	7,507	3,098	10,605	–793	1991	05/92	100 years
Solbacken 22	7,475	7,125	3,662	10,787	–855	1964	05/92	100 years
Mariedal 3	6,900	5,296	1,365	6,661	–527	1936	10/93	100 years
Viske 8, 9	7,325	9,622	828	10,450	–679	1936	10/93	100 years
Marskalken 7	10,000	10,192	3,753	13,945	–941	1937	05/94	100 years
Flygfaltet 3	3,940	4,632	2,525	7,157	–577	1960/70	05/95	100 years

SCHEDULE III
enclosure 4

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Costs Capitalised			Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Pilakern 1	65,700	33,364	18,897	52,261	-3,129	1959	05/81	100 years
Pilakern 2	125	126	1,395	1,521	-44	1960/70	05/81	100 years
Almen 16	5,400	4,701	462	5,163	-314	1961	05/81	100 years
Leonard 1	147,000	0		0	1970	11/00		100 years
Abel 14	63,000	167,297	20,331	187,628	-8,729	1973	11/00	100 years
Abel 15	35,000	124,363	9,112	133,475	-1,992	1973	11/00	100 years
Ulla 7	8,000	8,818	1,156	9,974	-663	1960/70	01/99	100 years
Stjarnehus 8	21,000	27,311	195	27,506	-112	1960/70	01/99	100 years
Korpen 39	9,000	11,783	776	12,559	-95	1960/70	01/99	100 years
Laboratorn 4	16,800	25,485	867	26,352	-195	1960/70	01/99	100 years
Professorn 12	11,900	18,321	1,543	19,864	-223	1960/70	01/99	100 years
Frukten 9	790	5,326		5,326	-23	1960/70	01/99	100 years
Flygfaltet 8	0	0	0	0	0	1961	07/87	100 years
Flygfaltet 2	1,500	4,383	38	4,421	-610	1961	07/87	100 years
Flygfaltet 7	6,000	6,637		6,637	-218	1989	08/00	100 years
David 19,20 o 29	22,000	11,688	2,183	13,871	-910	1929/34	01/81	100 years
Hillerod 12	5,250	4,982	359	5,341	-384	1962	01/81	100 years
Nyborg 22	15,000	14,013	1,091	15,104	-990	1968	08/82	100 years
Solbacken 13	2,700	4,653	4,544	9,197	-780	1965	06/86	100 years
Bronsyxan 16	0	12,773	3,743	16,516	-1,329	1975	10/87	100 years
Hymnen 1	22,400	10,762	14,637	25,399	-2,098	1960/70	05/94	100 years
Kantaten 1	42,000	21,472	19,439	40,911	-3,086	1960/70	05/94	100 years
Kantaten 2	33,600	15,624	14,723	30,347	-2,350	1960/70	05/94	100 years
Kantaten 3	37,800	17,407	17,124	34,531	-2,803	1960/70	05/94	100 years
Kantaten 6	27,300	15,397	15,607	31,004	-2,350	1960/70	05/94	100 years

SCHEDULE III
enclosure 4

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Docenten 6	10,500	7,856	10,052	17,908	-1,231	1960/70	01/97	100 years
Laboratorn 2	14,700	10,677	12,254	22,931	-1,591	1960/70	01/97	100 years
Professorn 9	15,400	10,191	11,384	21,575	-1,682	1960/70	01/97	100 years
Professorn 11	16,800	13,862	10,253	24,115	-1,856	1960/70	01/97	100 years
Laboratorn 3	13,800	14,256	12,113	26,369	-1,979	1960/70	01/97	100 years
Altona 20 & 21	113,000	72,168	83,208	155,376	-10,029	1966	09/98	100 years
Pontus 20	97,225	126,947	134	127,081	-2,780	1935	04/01	100 years
Sporren 4	49,000	85,995	264	86,259	-2,188	1958	04/01	100 years
Luggude 8	20,000	27,500		27,500	-561	1967	04/01	100 years
Hamplingen 15	12,750	17,015	399	17,414	-527	1964	04/01	100 years
Utanverket 13	48,750	69,000		69,000	-1,289	1958	04/01	100 years
Kolga 6	55,000	74,494	1,926	76,420	-1,111	1935	04/01	100 years
Ryttmastaren 17	31,932	31,932			-227	1970	02/04	100 years
Faltspaten 1	60,000	79,624	79,624		-681	1982	02/04	100 years
TOTAL SFFAB	2,155,930	2,073,397	581,939	2,655,336	-158,742

SCHEDULE III
enclosure 4

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Erstavik 26: 8	19,000	16,032	10	16,042	-1,024	1971-75	12/96	100 years
Erstavik 26: 9	17,578	17,149	20	17,169	-1,096	1971-75	12/96	100 years
Erstavik 26: 10	17,300	16,552	87	16,639	-1,057	1971-75	12/96	100 years
Erstavik 26: 11	41,000	32,632	30	32,662	-2,084	1971-75	12/96	100 years
Erstavik 26: 12	36,700	31,121		31,121	-1,986	1971-75	12/96	100 years
Erstavik 26: 13	35,300	27,907	20	27,927	-1,782	1971-75	12/96	100 years
Erstavik 26: 14	31,700	24,969	50	25,019	-1,597	1971-75	12/96	100 years
Erstavik 26: 15	32,308	24,594	20	24,614	-1,571	1971-75	12/96	100 years
Erstavik 26: 16	32,300	24,541	50	24,591	-1,570	1971-75	12/96	100 years
Erstavik 26: 17	32,000	25,221	449	25,670	-1,613	1971-75	12/96	100 years
Erstavik 26: 18	35,900	30,169		30,169	-1,926	1971-75	12/96	100 years
Erstavik 26: 20	4,500	4,311		4,311	-275	1971-75	12/96	100 years
Erstavik 26: 28	13,100	16,128		16,128	-1,029	1971-75	12/96	100 years
Erstavik 26: 29	13,225	16,264	40	16,304	-1,040	1971-75	12/96	100 years
Erstavik 26: 30	13,100	16,212	20	16,232	-1,036	1971-75	12/96	100 years
Erstavik 26:109	35,100	27,675	10	27,685	-1,767	1971-75	12/96	100 years
Erstavik 26:110	35,000	28,578	60	28,638	-1,827	1971-75	12/96	100 years
Erstavik 26:111	31,000	24,571	30	24,601	-1,570	1971-75	12/96	100 years
Erstavik 26:113	33,100	26,058		26,058	-1664	1971-75	12/96	100 years
Erstavik 26:115	33,000	26,618	50	26,668	-1703	1971-75	12/96	100 years
Erstavik 26:117	34,000	27,035	30	27,065	-1727	1971-75	12/96	100 years
Erstavik 26:118	33,800	26,924	10	26,934	-1719	1971-75	12/96	100 years
Erstavik 26:434	6,174	3,175		9,349	-954	1971-75	12/96	100 years
Erstavik 26:488	0	0	0			1971-75	12/96	100 years
TOTAL SFNAB	610,011	517,435	4,161	521,596	-33,617

SCHEDULE III
enclosure 5

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Blackebergs Gard 1	15,975	20,920		20,920	-565	1902	04/00	100 years
Forellen 2	31,500	36,680		36,680	-1,059	1981	04/00	100 years
Marknaden 1	70,000	104,400		104,400	-2,545	1971	04/00	100 years
Medicinaren 14	15,000	16,162		16,162	-540	1990	04/00	100 years
Ruddammen 29	45,675	58,696		58,696	-1,540	1940	04/00	100 years
Vendelso 3:1716	12,000	17,589		17,589	-600	1991	04/00	100 years
Hagern Storre 16	350,000	400,516		400,516	-13,014	1990	04/00	100 years
Tempelriddareorden 1	17,500	26,144		26,144	-544	1964	12/01	100 years
Tempelriddareorden 2	12,110	17,482		17,482	-364	1964	12/01	100 years
Tempelriddareorden 3	32,900	49,556		49,556	-1,032	1964	12/01	100 years
Tempelriddareorden 4	26,600	38,642		38,642	-804	1964	12/01	100 years
Tempelriddareorden 6	12,950	19,326		19,326	-402	1964	12/01	100 years
Tempelriddareorden 7	32,900	48,879		48,879	-1,018	1964	12/01	100 years
Tempelriddareorden 8	16,450	25,177		25,177	-525	1964	12/01	100 years
Tempelriddareorden 9	19,950	31,505		31,505	-656	1964	12/01	100 years
Soderbymalm 3:468	177,910	155,000	6,676	161,676	-1,253		12/02	100 years
Grona rutan 1	1,750	3,218		3,218	-69	1964	12/01	100 years
TOTAL SFSAB	891,170	1,069,892	6,676	1,076,568	-26,530

SCHEDULE III
enclosure 6

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Haninge Soderbymalm 6:9	15,000	13,390		13,390	-237	1955	07/01	100 years
Haninge Soderbymalm 6:10	28,000	24,720	2,212	26,932	-448	1956	07/01	100 years
Haninge Soderbymalm 3:328	9,000	9,270	1,502	10,772	-164	1956	07/01	100 years
Haninge Soderbymalm 3:329	10,000	11,330	1,856	13,186	-199	1956	07/01	100 years
Haninge Soderbymalm 3:333	9,000	9,270	777	10,047	-168	1957	07/01	100 years
Haninge Soderbymalm 3:372	9,000	10,300	1,512	11,812	-186	1964	07/01	100 years
Haninge Soderbymalm 3:337	34,000	44,290	6,644	50,934	-822	1964	07/01	100 years
Haninge Soderbymalm 9:1	29,000	29,870	4,465	34,335	-546	1964	07/01	104 years
Haninge Soderbymalm 9:2	26,000	28,840	4,438	33,278	-527	1964	07/01	105 years
Haninge Soderbymalm 6:13	10,500	14,573	2,466	17,039	-260	1964	07/01	100 years
Haninge Soderbymalm 6:14	18,750	26,030	3,991	30,021	-485	1964	07/01	100 years
Haninge Soderbymalm 6:15	11,250	15,624	2,231	17,855	-286	1962	07/01	100 years
Haninge Soderbymalm 6:16	6,000	8,331	1,193	9,524	-150	1962	07/01	100 years
Haninge Soderbymalm 7:16	34,500	47,694	7,358	55,052	-859	1963	07/01	100 years
Haninge Soderbymalm 3:395	9,750	13,523	2,005	15,528	-248	1967	07/01	100 years
Haninge Soderbymalm 3:476	39,200	44,290		44,290	-850	1985	07/01	100 years
TOTAL SFHKB	298,950	351,345	42,650	393,995	-6,435

SCHEDULE III
enclosure 7

Property Cost and Accumulated Depreciation
December 31, 2003

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed	Net Book Value
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Hotel Fredrikshavn		280,079		280,079	-99,843			50 years	180,237
Hotel Grena		57,023		57,023	-24,225			50 years	32,798
Other buildings, Denmark		79,605		79,605	-62,697			50 years	16,909
Land improvements		28,355		28,355	-8,651			20 years	19,704
Port of Stranraer		153,624		153,624	-38,873			20 years	114,751
Port of Holyhead		943,065	105,861	1,048,926	-236,416			20 years	812,510
Port of Fishguard		224,397		224,397	-73,095			20 years	151,302
Hook of Holland		56,592		56,592	-40,896			20 years	15,696
Port of Helsingborg		57,579		57,579	-37,459			20 years	20,120
Port of Trelleborg		76,879		76,879	-51,772			20 years	25,107
Port of Gothenburg		36,608		36,608	-16,825			20 years	19,783
Other				1,513	-1,196				317
Elim on consolidation Oct 31, 2000		-387,919		-387,919	387,919				0
Elim on consolidation Dec 31, 2002		-54,000		-54,000	129,000				75,000
TOTAL STENA LINE	0	1,551,887	105,861	1,659,261	-175,028				1,409,233

SCHEDULE III
enclosure 8