Form 20-F
period 2004-12-31
STENA AB
filed 2005-06-24
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

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
9 5/8% Senior Notes due 2012, 7½% Senior Notes due 2013 and 7% Senior Notes due 2016
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

50,000 ordinary shares, par value SEK 100 per share
(as of December 31, 2004)

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

The following selected consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2004 has been derived from our audited financial statements. Our Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"), which differs, in certain significant respects, from generally accepted accounting principles in the United States ("US GAAP"). Reconciliation of such differences which significantly affect the determination of stockholders' equity as of December 31, 2003 and 2004 and net income for the years ended December 31, 2002, 2003 and 2004 is set forth in Note 31 to our Consolidated Financial Statements.

Currency of Presentation

Stena AB maintains its Consolidated Financial Statements in Swedish kronor. In this Annual Report, references to "SEK" are to Swedish kronor, references to "US dollars," "dollars," "US$" or "$" are to US dollars, references to "EUR" and "euro" are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on European Union, references to "DKK" are to Danish Kronor and references to "(pounds sterling)," "pounds sterling" or "GBP" are to British pounds. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into US dollars at specified rates. No representation is made that the Swedish kronor amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of Swedish kronor into US dollars have been made at $1.00 = SEK 6.6687, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2004. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2004. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

GLOSSARY

The following are abbreviations and definitions of certain terms commonly used in the shipping industry and this annual report on Form 20-F.

Aframax tanker.    Tankers ranging in size from 80,000 dwt to 120,000 dwt.

Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat charter.    Rental or lease of an empty ship, without crew, stores or provisions with the lessee responsible for complete operation and maintenance of the vessel, including crewing.

Charter.    The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty. A vessel is "chartered in" by a lessee and "chartered out" by a lessor.

Classification society.    A private self-regulatory organization which has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or "classes" according to the society's rules for each particular type of vessel.

Contract of affreightment.    A contract between a shipowner and a shipper, whereby the shipowner undertakes to carry a cargo over a certain route on specified occasions.

DnV.    Det Norske Veritas, a Norwegian classification society.

Drydock.    Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairing of those parts of a vessel which are below the water line.

Dwt. Deadweight tonne.    A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tonnes of 1,000 kilograms. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Dynamic positioning (DP).    Computer controlled power management system which controls thrusters allowing a vessel to maintain position in most weather without anchors.

Freight unit.    Trucks, trailers, containers and railcars.

Gross ton.    Unit of 100 cubic feet or 2.831 cubic meters.

Hull.    Shell or body of a ship.

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Lane meter.    Number of useable length meters of lanes for cars, trailers or trucks, except with respect to RoRo vessels that do not carry cars.

Lightering.    To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

Linkspan.    The docking facility for the HSS vessels.

Lloyds Register.    British classification society of shipping.

Newbuilding.    A new vessel recently delivered or under construction.

Offhire.    The period a vessel is unable to perform the services for which it is immediately required under its contract. Offhire periods, which may be scheduled or unscheduled, include days spent on repairs, drydockings, special surveys, vessel upgrades, initial positioning after the purchase of a vessel and periods awaiting employment.

P&I Insurance.    Third party insurance obtained through a mutual association (P&I Club) formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

Panamax tanker.    Tankers ranging in size from 60,000 dwt to 80,000 dwt.

Product tanker.    Vessels designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals. The tanks are coated, this being a requirement of some of the products carried, and the ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

RoPax vessels.    Vessels designed to transport trucks, freight trailers, buses and cars and which also provide cabin accommodations for passengers.

RoRo vessels.    Vessels designed primarily to transport freight trailers and a limited number of passengers.

Scrapping.    The disposal of old vessel tonnage by way of sale as scrap metal.

Semi-submersible rig.    Semi-submersible rigs are floating platforms which, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the lower hulls, or pontoons, is below the water surface during drilling operations. Typically, the rig is "semi-submerged," remaining afloat, off bottom, in a position in which the lower hull is approximately 60 feet below the water line and the upper deck protrudes well above the surface. These rigs maintain their position over the well through the use of an anchoring system or a computer-controlled thruster system. Generally, first generation drilling rigs are drilling rigs that were delivered before 1973, second generation drilling rigs are drilling rigs that were delivered between 1973 and 1981, third generation drilling rigs are drilling rigs that were delivered between 1982 and 1985 and fourth generation drilling rigs are drilling rigs that have been delivered since 1986. Fifth generation drilling rigs are drilling rigs that have been delivered since 1997.

Service speed.    The average maximum speed a vessel can reach when utilized on a daily basis.

Shuttle tankers.    A tanker, usually with special fittings for mooring, which lifts oil from offshore fields and transports it to a shore side storage or refinery terminal on repeated trips.

Spot market.    The market for immediate chartering of a vessel, usually on voyage charters.

Tanker.    Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquid gas. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

Time charter.    The hire of a vessel for a specified period of time. The lessor provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage and pays for insurance, repairs and maintenance. The lessee pays for bunkering and all voyage related expenses including canal tolls and port charges.

ULCC.    Ultra large crude carrier—a tanker larger than 320,000 dwt.

VLCC.    Very large crude carrier—a tanker of 200,000 to 320,000 dwt.

SELECTED FINANCIAL DATA

	2000	2001	2002	2003	2004	2004
	SEK	SEK	SEK	SEK	SEK	$(1)
	(in millions)
CONSOLIDATED GROUP (2)
INCOME STATEMENT DATA (SWEDISH GAAP):
Total revenues	5,760	13,104	13,425	13,619	16,721	2,507
Direct operating expenses	(3,177)	(8,829)	(9,020)	(9,333)	(10,943)	(1,641)
Selling and administrative expenses	(510)	(1,421)	(1,468)	(1,522)	(1,761)	(264)
Depreciation and amortization	(1,064)	(1,605)	(1,764)	(1,742)	(1,790)	(268)
Total operating expenses	(4,607)	(11,837)	(12,252)	(12,597)	(14,494)	(2,173)
Income from operations	1,153	1,267	1,173	1,022	2,227	334
Share of affiliated companies' results	(864)	131	51	—	17	3
Gain on sale of affiliated company	3,174	—	601	—	—	—
Interest income	206	120	212	85	138	21
Interest expense	(649)	(913)	(1,036)	(824)	(980)	(147)
Other financial items (3)	234	196	(1)	233	940	140
Minority interest	123	4	1	2	(57)	(8)
Income before taxes	3,377	805	1,001	518	2,285	343
Net income	3,097	1,410	1,031	519	2,280	342
BALANCE SHEET DATA (SWEDISH GAAP):
Cash and marketable securities (4)	2,555	3,635	3,499	4,568	4,914	737
Total assets	30,805	35,062	30,664	30,127	41,848	6,275
Total debt (5)	15,878	19,028	14,756	14,826	23,024	3,453
Stockholders' equity	9,270	11,110	11,589	11,470	13,202	1,980
OTHER DATA (SWEDISH GAAP):
Capital expenditures	(3,266)	(3,875)	(2,359)	(3,148)	(3,343)	(501)
Cash dividends received (6)	—	—	52	—	—	—
Cash dividends paid	33	50	50	60	70	10
Non-recurring items, received in cash	10	—	—	—	—	—
Cash flow from operating activities	1,410	1,026	2,143	1,790	1,398	209
Cash flow from investing activities	2,821	(1,998)	936	(3,556)	(2,801)	(420)
Cash flow from financing activities	(3,351)	2,014	(3,164)	1,444	2,064	310
CONSOLIDATED AMOUNTS (US GAAP):
Income from operations	1,080	1,328	1,106	1,012	1,890	283
Net income	3,602	942	1,413	316	1,852	278
Total assets	30,289	34,049	30,401	30,761	45,319	6,796
Stockholders' equity	8,915	10,352	10,671	10,954	11,982	1,797

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.6687, the Noon Buying Rate on December, 31 2004.

(2)	The Consolidated group includes from October 31, 2000 the Stena Line group and from August 10, 2004 the Bostads AB Drott group.

(3)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), but excluding interest income and interest expense.

(4)	Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.

(5)	Total debt includes short-term debt, long-term debt and capitalized lease obligations, current and noncurrent.

(6)	Cash dividends received excludes dividends received on investments held for trading purposes, but includes dividends from strategic investments. Cash dividends in 2002 relates to P&O Stena Line, which was sold in April 2002.

Restricted Group Data

We issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002, $175 million 7½% Senior Notes due 2013 on December 3, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004 (collectively, the "Notes"). In 2004 and 2005 we repurchased $12 million and $6 million principal amount of the 9 5/8% Senior Notes due 2012, respectively. For the year ended December 31, 2004, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than Bostads AB Drott ("Drott"), acquired in 2004) and two subsidiaries, Stena Finanzverwaltungs AG and Stena Adactum AB, whose activities consist primarily of investing in securities. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were issued (the "Indentures"), the subsidiaries through which the property operations are conducted (other than Bostads AB Drott as described below), together with Stena Finanzverwaltungs AG and Stena Adactum AB, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures. In June 2005, we transferred Drott from a Restricted Subsidiary to one of the Unrestricted Subsidiaries in our real estate operations. As a result of this transfer, Drott is now an Unrestricted Subsidiary.

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

SELECTED FINANCIAL DATA

	2002	2003	2004	2004
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
INCOME STATEMENT DATA (SWEDISH GAAP):
Revenues from operations	12,400	12,451	14,397	2,159
Net gain on sale of vessels	48	114	656	98
Net gain on sale of properties	—	—	33	5
Total revenues	12,448	12,565	15,086	2,262
Direct operating expenses	(8,677)	(8,960)	(9,996)	(1,499)
Selling and administrative expenses	(1,397)	(1,448)	(1,653)	(247)
Depreciation and amortization	(1,703)	(1,667)	(1,697)	(254)
Total operating expenses	(11,777)	(12,075)	(13,348)	(2,000)
Income from operations	671	490	1,738	262
Share of affiliated companies´ results	51	—	19	3
Gain on sale of affiliated company	601	—	—	—
Interest income	207	122	168	25
Interest expense	(773)	(585)	(751)	(112)
Other financial items	(2)	163	262	39
Total financial income and expense	(568)	(300)	(321)	(48)
Minority interest	1	2	(57)	(9)
Income before taxes	756	192	1,379	208
Net income	855	274	1,629	245

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.6687, the Noon Buying Rate on December, 31 2004.

	2002	2003	2004	2004
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
BALANCE SHEET DATA (SWEDISH GAAP):
Intangible fixed assets	14	11	278	42
Tangible fixed assets	16,860	15,927	26,146	3,921
Marketable securities	1,076	315	141	21
Other non-current assets	2,002	2,538	3,928	589
Total non-current assets	19,952	18,791	30,493	4,573
Short-term investments	321	327	994	149
Cash and cash equivalents	1,880	1,623	2,304	346
Other current assets	3,458	4,151	2,930	439
Total current assets	5,659	6,101	6,228	934
Total assets	25,611	24,892	36,721	5,507
Total stockholders' equity	11,723	11,533	12,878	1,931
Deferred income taxes	449	838	1,923	288
Long-term debt	9,836	9,579	17,020	2,553
Other non-current liabilities	415	328	487	73
Total non-current liabilities	10,251	9,907	17,507	2,626
Short-term debt	253	357	73	11
Other current liabilities	2,935	2,257	4,340	651
Total current liabilities	3,188	2,614	4,413	662
Total stockholders' equity and liabilities	25,611	24,892	36,721	5,507

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.6687, the Noon Buying Rate on December 31, 2004.

	2002	2003	2004	2004
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
CONSOLIDATED STATEMENT OF CASH FLOW:
Net income	855	274	1,629	245
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,703	1,667	1,697	254
Share of affiliated companies´ results	(51)	—	(19)	(3)
(Gain) on sale of affiliated company	(601)	—	—	—
(Gain)/loss on sale of property, vessels and equipment	(48)	(114)	(686)	(103)
(Gain)/loss on securities, net	77	(138)	(212)	(32)
Unrealized foreign exchange (gains) losses	413	257	(160)	(24)
Deferred income taxes	(138)	(114)	(348)	(52)
Minority interest	(1)	(2)	57	9
Other non cash items	(2)	139	9	1
Net cash flows from trading securities	44	11	(605)	(91)
Changes in working capital	(544)	(75)	(403)	(60)
Net cash provided by operating activities	1,707	1,905	959	144
Net cash flows from investing activities:
Purchase of intangible assets	—	—	(162)	(24)
Cash proceeds from sale of property, vessels and equipment	653	738	2,403	360
Capital expenditure on property, vessels and equipment	(1,840)	(2,860)	(2,901)	(435)
Purchase of subsidiary net of cash acquired	—	—	(3,183)	(477)
Proceeds from sale of affiliated company	2,711	—	—	—
Proceeds from sale of securities	557	869	2,951	442
Purchase of securities	(735)	(707)	(1,236)	(185)
Increase of non-current assets	(39)	(190)	(111)	(17)
Decrease of non-current assets	22	—	18	3
Other investing activities	(238)	(151)	132	20
Net cash provided by/(used in) investing activities	1,091	(2,301)	(2,089)	(313)
Net cash flows from financing activities:
Proceeds from issuance of debt	2,633	1,795	2,171	325
Principal payments on debt	(4,416)	(4,273)	(1,735)	(260)
Net change in borrowings on line-of-credit agreements	(1,256)	1,242	1,675	251
Proceeds from new capitalized lease obligations	343	1,167	—	—
Principle payments on capital lease obligations	(301)	(64)	(42)	(6)
Net change in restricted cash accounts	(10)	1,695	(10)	(1)
Intercompany accounts	120	(811)	65	10
Other financing activities	(166)	(553)	(314)	(47)
Net cash provided by/(used in) financing activities	(3,053)	198	1,810	272
Effect of exchange rate changes on cash and cash equivalents	4	(59)	1	—
Net change in cash and cash equivalents	(251)	(257)	681	103
Cash and cash equivalents at beginning of year	2,131	1,880	1,623	243
Cash and cash equivalents at end of year	1,880	1,623	2,304	346

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.6687, the Noon Buying Rate on December, 31 2004.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and US dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per US $1.00.

YEAR ENDED DECEMBER 31,	AVERAGE (1)	HIGH	LOW
2000	9.2251	10.6006	8.3530
2001	10.4328	11.0270	9.3250
2002	9.6571	10.7290	8.6950
2003	8.0351	8.7920	7.1950
2004	7.3320	7.7725	6.5939
December 2004	—	6.8043	6.5939
January 2005	—	7.0069	6.6855
February 2005	—	7.1114	6.8275
March 2005	—	7.0716	6.7312
April 2005	—	7.1627	7.0118
May 2005	—	7.4108	7.0850

(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

On June 22, 2005, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 7.6708.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2004, we and our subsidiaries had outstanding consolidated indebtedness of SEK 23.0 billion ($3.5 billion), of which SEK 5.9 billion ($0.9 billion) was the obligation of unrestricted subsidiaries (as defined in the Indentures), and our total debt as a percentage of our total capitalization was approximately 64%.

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

Subject to compliance with various financial and other covenants imposed by our revolving credit facilities and the agreements governing our other indebtedness, we and our subsidiaries may incur additional indebtedness from time to time, including indebtedness to finance the purchase or completion of newbuildings, and other vessels. In 2004 we received delivery of two new tankers and two other tankers in which we have 75% interests. These four tankers were subsequently sold to Arlington Tankers Ltd. We also acquired four RoPax vessels and one RoRo vessel. We also took delivery of a RoRo vessel and acquired another RoPax vessel, both of which were subsequently sold. We also ordered two new RoPax vessels at FOSEN shipyard, Norway for delivery in 2006. In 2005 we have received delivery of two tankers and we also have four additional tankers on order. Our aggregate remaining cost, as of April 30, 2005, fully equipped, for our four additional tankers was approximately $ 116 million and for our two RoPax vessels was approximately $ 108 million.

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

The covenants in our revolving credit facilities, the agreements governing our other indebtedness and the Indentures impose restrictions on our business.

Our revolving credit facilities, the Indentures and the instruments governing our other indebtedness contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and to take advantage of business opportunities as they arise. The restrictions these covenants place on us and our subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

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

Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The Indentures contain covenants that restrict the ability of our subsidiaries to enter into any agreement limiting distributions and transfers, including dividends. However, our real estate operations and certain of our investment activities are conducted through Unrestricted Subsidiaries which are not bound by the restrictive provisions of the Indentures and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under the notes.

We conduct our real estate operations and certain investment activities through subsidiaries that are not subject to certain restrictive provisions in the Indentures.

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the Indentures, these subsidiaries are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of the Indentures. At December 31, 2004, excluding Bostads AB Drott, these unrestricted subsidiaries had outstanding indebtedness of approximately SEK 5.9 billion ($0.9 billion) substantially all of which, in the case of the real estate subsidiaries, was secured by their real property interests. Neither we nor any of our subsidiaries that has not been designated as an unrestricted subsidiary (referred to as the restricted subsidiaries) have guaranteed payment of any of this indebtedness. There is no limitation in the Indentures on the amount of indebtedness such unrestricted subsidiaries may incur in the future. The Indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries. The

Indentures contain certain limitations on our ability to make investments in unrestricted subsidiaries. In June 2005, we transferred the real estate company Drott from one of our restricted subsidiaries to an unrestricted real estate subsidiary. As a result of this transfer, Drott is now an unrestricted subsidiary.

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

Fuel represents a significant cost incurred by us in the operation of our fleet. In addition, each of our four HSS vessels consumes significantly more fuel than conventional ferries. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In recent years, the prices for fuel have been increasing as well as volatile. A significant or sustained increase in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

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

The offshore drilling rig market is highly competitive. All of our drilling rigs are currently under contract. Two of our contracts expire in 2005, however one of these drilling rigs has a contract and a letter of intent in place for work until 2006. Our other contracts expire in 2006. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes.

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

Charter rates, utilization levels and values for our vessels and drilling rigs may decrease.

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

For the five years ended December 31, 2004, our RoRo, RoPax and car/passenger ferry fleet utilization has averaged approximately 97% (excluding planned offhire days). In the case of our RoRo, RoPax and car/passenger ferry vessels, a substantial portion of this utilization has been through long-term charters. Prior to our acquisition of Stena Line, Stena Line was our largest customer. As a result of our acquisition of Stena Line, the vessels previously chartered to Stena Line and used in our ferry operations are no longer part of our Roll-on/Roll-off vessel operations. As of April 30, 2005, four charters for our fleet of nine owned RoRo and RoPax vessels (which includes one RoRo vessel in which we have a 49% ownership interest) expire in 2005, four expire in 2006 and one expires in 2007. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2004, our drilling rig utilization rate has averaged approximately 85% (excluding planned offhire days). Two of our drilling rig contracts expire in 2005 (however one rig has a contract in place and a letter of intent for work until 2006) and the remaining contracts expire in 2006. Although we are in negotiations for future rig charters, there can be no assurance that these negotiations will lead to charter contracts. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations.

For the five years ended December 31, 2004, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged 97% (excluding planned offhire days). Although we have long term time charters in place for five of our seven owned and finance leased tankers (including three tankers in which we have a 50% ownership interest), the other two of our tankers are currently trading on the spot market. There can be no assurance that rates on the spot market will not decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The time charters for our two fully owned tankers expire in 2007 and 2011. Although we have 10-year charter agreements with Progetra S.A. for two Aframax tankers ordered at a shipyard in Korea for delivery in 2005 and 2006, there are no charters in place for our two additional tankers on order.

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

Economic conditions and fluctuations in currency exchange rates among the countries in which we conduct our ferry operations affects the travel and trade patterns of our customers. We are also subject to governmental and regulatory risks including taxation, nationalization, inflation and protectionist measures that can affect our ability to operate our current routes or alter our routes. We are further subject to political risks. For example, passenger, private car and freight traffic on our Scotland-Northern Ireland route has been affected by civil disturbances from time to time in Northern Ireland and may be so affected in the future. Health concerns such as the outbreaks of SARS and hoof and mouth disease also have negatively impacted our ferry business.

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

The occurrence of acts of terrorism and any military response would likely cause instability in financial markets and disruptions in travel and trade patterns. Furthermore, terrorist attacks and military actions may result in reduced demand from our customers for our services. Acts of terrorism and regional military conflict may subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

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

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally US dollars, British pounds, Euros and Norwegian kroner. In particular, we incur significant expenses in US dollars for fuel and for expenses in our tanker operations and as of December 31, 2004 $1,273 million of our debt was denominated in US dollars. Fluctuations in the exchange rates between the US dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our US dollar-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results as reported in Swedish kronor in the past and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful and foreign exchange fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

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

The shipping industry in general, our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include, but are not limited to:

•	the United States Oil Pollution Act of 1990 (OPA) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the protocol of 1992 (CLC) entered into by certain countries (other than the United States) relating to strict liability and limitation of liability of the shipowner for pollution damage caused by the discharge of persistent oil;

•	International Convention for the Prevention of Pollution from Ships (MARPOL 73/78) with respect to strict technical and operational requirements for tankers including an enhanced inspection regime and the requirement that all new tankers are built with double hulls;

•	the International Maritime Organization International Convention for the Safety of Life at Sea of 1974 (SOLAS) with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft such as the HSS ferries as well as recently adopted mandatory security provisions for ships engaged in international voyages and mandatory compliance with the new International Ship and Port Facility Security Code (ISPS code) and the International Safety Management (ISM) Code which sets out guidelines for the safe operation of ships;

•	the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages;

•	the International Convention Relating to the Carriage of Passengers and their Luggage by Sea (the Athens Convention) which, by its recent protocol has significantly increased the limits of liability of carriers and has introduced a strict liability regime with limited defenses; and

•	the U.S. Marine Transportation Security Act of 2002 with respect to vessel security.

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

Additional laws and regulations, both international and national, may be adopted as a result of oil spills from single-hull tankers, and due to heightened security concerns which could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our vessels may be subject to requisition by the government of the flag flown by the vessel without any guarantee of compensation for lost profits.

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

On September 3, 2003, the European Commission commenced an investigation of a number of ferry operators operating ferry services in Scandinavia and between Scandinavia and Germany and on ferry services to and from the United Kingdom, including Stena. In Scandinavia and

Germany the European Commission is investigating whether there is evidence of alleged market sharing agreements and related illegal practices aimed at foreclosing competition and preventing access to the Nordic ferry market. In the United Kingdom the European Commission is investigating whether there is evidence of alleged illegal practices concerning fixing of prices and/or trade conditions for cross-Channel transport services and market sharing agreements in relation to the provision of ferry services to and from the United Kingdom. On March 17, 2004, the European Commission sent an "Article 11 letter" to Stena AB requesting additional information in relation to the provision of ferry services between the United Kingdom and Continental Europe. Stena AB submitted its response to the European Commission on April 16, 2004. The Article 11 letter and Stena's response related to exchanges of carrying statistics between Stena and third parties, including competitors, as well as Stena's pricing and ticketing policies. So far, Stena has not received any reply or further request to its April 2004 response letter to the European Commission relating to the United Kingdom and Central Europe. There is no strict deadline for the completion of investigations of this type by the European Commission. We do not know whether the European Commission will initiate formal proceedings; only at that stage will we be informed if there are any specific allegations against us and then have the opportunity to defend ourselves. In the case of violations of European Union competition law, the European Commission has the power to impose fines which in the case of serious violations can be substantial.

Item 4.    Information on the Company

History and Development of the Company

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

We, together with Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall"), which are also owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia Maritime AB ("Concordia"), which is 52% owned by Sessan, comprise the "Stena Sphere" of companies. The Stena Sphere of companies is engaged in shipping, ferry lines, offshore drilling, metal and paper recycling, sales of bunker fuel, real estate, financial activities and limited industrial operations.

We own and operate one of the world's largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. For the year ended December 31, 2004, we generated revenues of SEK 16.7 billion. Cash flows from operating activities for the same period were SEK 1.4 billion, of which SEK 1.0 billion was generated by our restricted group which, for that period, includes all our businesses except our real estate operations (other than Drott) and two subsidiaries whose activities consist primarily of investing in securities. We transferred Drott to our real estate operations in June 2005. As a result of this transfer, Drott is now an unrestricted subsidiary.

Business Overview

Ferry Operations

We operate 18 routes with a fleet of 34 vessels in Scandinavia and the United Kingdom under the "Stena Line" and "Scandlines" brand names. Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and, on one of our routes, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2004, we carried a total of 12.5 million passengers, 2.4 million private cars and 1.4 million freight units on our routes. For the year ended December 31, 2004, our ferry operations generated revenues of SEK 9.0 billion, operating income of SEK 546 million and had depreciation and amortization expense of SEK 864 million. Ferry operation revenues were generated from travel (36%), on board sales (23%) and freight/other (41%).

As of October 1, 2001, Sweden introduced a new tax subsidy system with similar effect to other arrangements already implemented by several other countries in Northern Europe. Under the new system, ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board Swedish-flagged vessels. The amount of this subsidy was approximately SEK 406 million for the 12-month period ended December 31, 2004.

We agreed to establish a joint venture with P&O in October 2003 to acquire the Port of Cairnryan in Scotland from P&O for a purchase price of GBP 22 million. We and P&O will have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for Stena and P&O and each party will pay port user fees to the joint venture. The acquisition and redevelopment of the port will be principally financed with borrowings by the joint venture with Stena and P&O, each providing approximately 5% of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the acquisition is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities.

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

	Year Ended December 31,
(SEK in millions, except percentages)	2002		2003		2004
Travel	3,413	40%	3,242	38%	3,240	36%
Onboard sales	2,075	24%	2,144	25%	2,120	23%
Freight	2,898	34%	3,109	36%	3,553	40%
Other	100	2%	102	1%	111	1%
Total revenues	8,486	100%	8,597	100%	9,024	100%

We generate travel revenue from sales of tickets for passengers, private cars, motorbikes, recreational vehicles and buses, as well as from package tour sales. Our travel revenue also includes revenue from our two Danish hotels, which are marketed as part of packages for conferences or vacations and provision of travel agency services.

We generate onboard sales from retail sales, restaurants, bars, arcades, gaming and onboard duty and tax free sales. As a consequence of the abolition of duty and tax free sales in the European Union on July 1, 1999, onboard sales have declined as a percentage of our total revenues. However, our non-European Union route, Norway-Denmark, has not been affected by the abolition of duty and tax free sales. Poland joined the European Union on May 1, 2004; accordingly, we no longer provide duty and tax free sales on our Sweden-Poland route.

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

Set forth below is certain financial and operating data for our ferry operations for the years ended December 31, 2003 and 2004:

	Year Ended December 31,
Volumes (in millions)	2003	2004	% change
Number of passengers	12.6	12.5	(0.8)
Private cars	2.4	2.4	0.4
Freight units	1.2	1.4	15.6

Financial (SEK in millions)
Revenues
Travel	3,242	3,240	(0.1)
On board	2,144	2,120	(1.1)
Freight/Other	3,211	3,664	14.1
Total revenues	8,597	9,024	5.0

Route Network

We currently operate 18 routes in Scandinavia and the United Kingdom. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.    We operate ferry services on three routes. We estimate that we had an approximate 27%, 18% and 41% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Denmark for the year ended December 31, 2004.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years:

	Passengers			Private cars			Freight units
(In Thousands)	2002	2003	2004	2002	2003	2004	2002	2003	2004
Gothenburg-Fredrikshavn	2,087	2,056	1,947	433	425	397	164	160	170
Varberg-Grena	189	195	124	45	45	29	26	35	21
Helsingborg-Helsingör(1)	4,109	4,166	4,240	695	704	756	137	130	138

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

The Gothenburg-Fredrikshavn route is our single largest route on a revenue basis. The Gothenburg-Fredrikshavn route is 52 nautical miles. We operate one day ferry, two RoPax vessels and one HSS 900 vessel on this route. The scheduled crossing time is approximately 3.25 hours, except in the case of the HSS 900, which makes the crossing in approximately two hours.

The Varberg-Grena route is 65 nautical miles and has a scheduled crossing time of approximately 4.5 hours. We operate one RoPax vessel on this route. There was no operation on this route from February to June 2004 while the Stena Nautica was repaired due to a collision.

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

Sweden-Germany.    We operate ferry service on five routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 40%, 41% and 29% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2004.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2002	2003	2004	2002	2003	2004	2002	2003	2004
Gothenburg-Kiel	486	498	476	95	98	92	35	39	34
Gothenburg-Travemunde(1)	4	4	3	—	—	—	58	61	78
Trelleborg-Sassnitz(2)	338	395	354	66	83	81	15	15	18
Trelleborg-Rostock(2)	151	147	157	27	25	26	48	51	59
Trelleborg-Travemunde(3)	50	49	46	—	—	—	53	54	51

(1)	In March and April 2004, we replaced the two RoRo vessels on this route with two new RoRo vessels.

(2)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.

(3)	In April 2003, the existing vessel, the Svealand, was replaced by a smaller vessel, the Ask.

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

We operated two RoPax vessels on the freight route Trelleborg-Travemunde until March 2005. In April 2005, one of the RoPax vessels was redelivered to its owner. To make up for this lost capacity, Stena Line has made an agreement with a third party to buy deck-space on such party's ships for our customers. The route is 120 nautical miles and has a scheduled crossing time of seven hours.

Norway-Denmark.    We operate ferry service on one route. We estimate that we had an approximate 14%, 10% and 13% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark for the year ended December 31, 2004.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2002	2003	2004	2002	2003	2004	2002	2003	2004
Oslo-Fredrikshavn	556	554	592	63	60	61	15	14	15

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

Sweden-Poland.    We operate ferry service on one route. We estimate that we had an approximate 45%, 36% and 33% share of the passengers, private cars and freight units volume, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2004.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2002	2003	2004	2002	2003	2004	2002	2003	2004
Karlskrona-Gdynia(1)	364	385	420	45	54	65	35	47	62

(1)	In early May 2004, we replaced the existing RoPax vessel with a new larger RoPax vessel

The Karlskrona-Gdynia route is 164 nautical miles and has a scheduled crossing time of approximately 10 hours. We operate one RoPax vessel and one night ferry on this route. To accommodate increasing volumes, we replaced the existing RoPax vessel with a new larger RoPax vessel in May 2004. We also rebuilt the night ferry during spring 2005 to increase car-deck capacity. Poland joined the European Union on May 1, 2004; accordingly, we no longer provide duty and tax free sales on our Sweden-Poland route.

Wales/England-Republic of Ireland.    We operate ferry services on three routes. We estimate that we had an approximate 51%, 49% and 26% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales or England and the Republic of Ireland for the year ended December 31, 2004.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales-Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2002	2003	2004	2002	2003	2004	2002	2003	2004
Fishguard-Rosslare	708	645	614	167	154	153	38	40	45
Holyhead-Dun Laoghaire	1,109	967	888	209	197	191	38	42	36
Holyhead-Dublin	206	242	354	43	59	62	65	64	115

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

Scotland/England and Northern Ireland.    We operate ferry service on two routes. We estimate that we had an approximate 54%, 49% and 32% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland/England and Northern Ireland for the year ended December 31, 2004.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2002	2003	2004	2002	2003	2004	2002	2003	2004
Stranraer-Belfast	1,301	1,345	1,321	259	261	268	131	128	128
Fleetwood-Larne(1)	—	—	50	—	—	9	—	—	95

(1)	We commenced operations on the Fleetwood-Larne route in April 2004.

We operate one RoPax vessel and one HSS 1500 on Stranraer-Belfast. This route is 46 nautical miles and has a scheduled crossing time of approximately 3.25 hours, except in the case of the HSS 1500 which makes the crossing in approximately two hours.

We commenced operations on the Fleetwood-Larne route in April 2004. We operate three RoPax vessels on the Fleetwood-Larne route carrying passengers, private cars and freight. The Fleetwood-Larne route is 110 nautical miles and has a scheduled crossing time of approximately eight hours.

England-The Netherlands.    We operate ferry services on three routes. We estimate that we had an approximate 34%, 41% and 20% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands for the year ended December 31, 2004.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2002	2003	2004	2002	2003	2004	2002	2003	2004
Harwich-Hook of Holland	966	879	849	231	212	196	141	147	155
Killingholme-Hook of Holland	22	26	26	—	—	—	52	58	57
Harwich-Rotterdam(1)	17	37	34	—	—	—	59	132	129

(1)	We commenced operations on this route on September 15, 2002. We acquired this route in July 2002 and from August 1, 2002 to September 14, 2002 this route was operated as a Rotterdam-Felixstowe route.

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

Ferry Fleet

As of April 30, 2005, our ferry fleet consisted of 34 vessels.

Newbuildings.    The Aronte (renamed Stena Carrier) was completed at a shipyard in Italy and delivered in March 2004.

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

HSS Vessels

Vessel	Route	Year Delivered	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Carisma(1)	Gothenburg-Fredrikshavn	1997	8,631	900	—	N/A	38
Stena Discovery	Harwich-Hook of Holland	1997	19,638	1,500	—	800	40
Stena Explorer	Holyhead-Dun Laoghaire	1996	19,638	1,500	—	800	40
Stena Voyager	Stranraer-Belfast	1996	19,638	1,500	—	800	40

(1)	The Stena Carisma does not carry freight.

Conventional, day and night ferries.    Our fleet of conventional day and night ferries is designed to transport a combination of cars, trucks, freight trailers and passengers. This type of ferry comes in two different designs, the day ferry and the night ferry. Night ferries provide cabin accommodation for passengers.

Conventional Fast Ferry

Vessel	Route	Year Delivered	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Lynx III	Fishguard-Rosslare	1996	4,113	620	—	—	35

Day Ferries

Vessel	Route	Year Delivered/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Car Capacity	Lane Meters	Service Speed (Knots)
Stena Danica	Gothenburg-Fredrikshavn	1983/2003	28,727	2,274	64	555	1,640	19.5
M/S Aurora af Helsingborg(1)	Helsingborg-Helsingor	1992	10,918	1,250	—	240	535	14
Hamlet(2)	Helsingborg-Helsingor	1997	10,067	1,000	—	240	535	15

(1)	Chartered on long-term contract expiring January 2008.

(2)	The vessel is 50% owned by us and 50% owned by Scandlines AG.

Night Ferries

Vessel	Route	Year Delivered/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Baltica(1)	Karlskrona-Gdynia	1986/1994	31,189	1,800	1,218	900	20
Stena Saga	Oslo-Fredrikshavn	1981/2003	33,750	1,700	1,862	1,050	22

(1)	Stena Baltica is being rebuilt to increase car-deck capacity. She is replaced by Stena Challenger – chartered on a short-term contract – and will return in operation in May.

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

RoPax Vessels

Vessel	Route	Year Delivered/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Jutlandica(1)	Gothenburg-Fredrikshavn	1996	29,690	1,500	200	2,100	21.5
Stena Scanrail	Gothenburg-Fredrikshavn	1973/1996	7,504	65	26	1,000	16.5
Stena Nautica	Varberg-Grena	1986	19,763	900	126	1,265	18
Stena Scandinavica	Gothenburg-Kiel	1988/1999	39,169	1,700	2,364	1,628	21
Stena Germanica	Gothenburg-Kiel	1987/1999	39,178	1,700	2,364	1,628	21
M/S Gotaland	Trelleborg-Travemunde	1973/1994	18,060	400	148	1,296	18
M/S Trelleborg	Trelleborg-Sassnitz	1982/94	20,028	900	50	1,189	17
M/S Skane(2)	Trelleborg-Rostock	1998	42,705	600	550	3,297	21
Stena Nordica(3)	Karlskrona-Gdynia	2000	24,206	405	222	1,949	25.7
Stena Adventurer	Holyhead-Dublin	2003	45,532	1,500	600	3,517	22
Stena Europe	Fishguard-Rosslare	1981/2002	24,828	1,400	452	1,150	19
Stena Caledonia	Stranraer-Belfast	1981	12,619	1,000	—	780	19.5
Stena Leader	Fleetwood-Larne	1975	12,879	45	42	1,540	17.5
Stena Seafarer	Fleetwood-Larne	1975	10,957	40	—	1,180	18.5
Stena Pioneer	Fleetwood-Larne	1975	14,426	76	76	1,540	17.5
Stena Searider	Killingholme-Hook of Holland	1969/1995	21,019	120	105	2,390	17
Stena Seatrader	Killingholme-Hook of Holland	1973	17,991	221	180	2,100	17.5
Stena Britannica	Harwich-Hook of Holland	2003	43,487	1,500	600	3,400	22
Stena Hollandica	Harwich-Hook of Holland	2001	33,360	400	452	2,918	22
Stena Partner	Harwich-Rotterdam	1978/1981	21,162	124	166	2,450	17
Stena Transfer	Harwich-Rotterdam	1977/1981	21,162	124	166	2,450	17
Stena Transporter	Harwich-Rotterdam	1978/1995	16,776	80	102	1,850	17

(1)	Chartered from Stena Sessan on a long-term contract expiring December 2014.

(2)	Chartered on long-term contract expiring in July 2005, with an option to extend until January 2019.

(3)	Chartered in vessel from Stena Metall group.

RoRo vessels.    The RoRo vessel is designed primarily to transport freight trailers and a limited number of passengers, primarily truck drivers.

RoRo Vessels

Vessel	Route	Year Delivered	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Carrier(1)	Gothenburg-Travemunde	2004	21,104	12	12	2,715	22
Stena Freighter(1)(2)	Gothenburg-Travemunde	2004	21,104	12	12	2,715	22

(1)	The original Stena Carrier and Stena Freighter were sold in November 2003 and chartered back to us until the newbuildings were delivered. These two vessels were delivered in 2004 and were renamed the Stena Carrier and Stena Freighter.

(2)	Chartered in vessel from Stena Metall group.

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

Our sales organization is divided into national sales offices in each of the countries where we have ferry operations and is responsible for sales and reservations, sales training and route coordination. Telephone reservations are centralized at one call center in each country. Products are sold directly to consumers and through travel agents with which we maintain various arrangements, including direct booking access. Individual customer bookings can also be made by telephone, e-mail, mail, fax and directly at each of our ferry terminals. In addition, bookings are taken over the Internet for all our routes.

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

Offshore Drilling

We own and operate two third generation, one fourth generation and two fifth generation semi-submersible drilling rigs. The Stena Dee, previously a third generation rig, underwent a $25 million upgrade to a fourth generation rig in 2004. We took delivery of our fifth generation drilling rigs in 1999 and 2001. We believe our excellent safety record, our quality of service and fleet provide us with a significant competitive advantage. For the twelve months ended December 31, 2004, our drilling operations generated revenues of SEK 1,429 million, operating income (loss) of SEK (227) million and had depreciation and amortization expense of SEK 575 million. The table below sets forth selected information with respect to our drilling rigs as of December 31, 2004

Drilling Rig Fleet

Drilling Rig	Generation	Year Built	Water Depth (Ft.)	Blow-Out Preventors	Propellers	Class
Stena Clyde	3rd	1976	1,650	15,000 psi(1)	2 In Line Propellers	DnV
Stena Spey	3rd	1983	1,500	15,000 psi	2 In Line Propellers	DnV
Stena Dee	4th	1984	1,500	15,000 psi	4 Azimuth Thrusters	DnV
Stena Tay	5th	1999	7,500	15,000 psi	8 Azimuth Thrusters	DnV
Stena Don	5th	2001	1,600	15,000 psi	6 Azimuth Thrusters	DnV

(1)	"psi" means pound per square inch.

We operate our five drilling rigs from our headquarters in Aberdeen, Scotland with a sub-office in Bergen, Norway. We also have base offices in Indonesia, Norway and Mauritania. The Stena Spey is currently deployed in the North Sea, and the Stena Clyde is currently deployed in Southeast Asia. The Stena Tay is currently deployed offshore Mauritania and the Stena Don and Stena Dee are both currently deployed in the Norwegian sector of the North Sea. All of our drilling rigs are equipped to drill high pressure wells. As of December 31, 2004, the average age of our fleet was approximately 16 years.

The table below sets forth the average utilization rates for our drilling rigs for each of the years indicated.

Rig Utilization

	2000	2001		2002	2003	2004
Number of vessels	4	5	(1)	5	5	5
Total vessel days available	1,464	1,472		1,825	1,825	1,830
Vessel days utilized	1,353	1,396		1,578	1,337	1,457
Vessel utilization (percentage)	92.4	94.8		86.5	73.3	79.6
Offhire days planned	69	31		37	132	83
Offhire days planned (percentage)	4.7	2.1		2.0	7.2	4.5
Offhire days unutilized	42	45		210	356	290
Offhire days unutilized (percentage)	2.9	3.1		11.5	19.5	15.9
Average daily rates	116,400	121,132		134,628	144,472	130,619

(1)	The Stena Don commenced operations December 20, 2001.

In 1999, we chartered the Stena Tay to Shell pursuant to a ten-year contract. Shell has exercised its right to terminate this contract at the end of the fifth year and the rig ceased operations with Shell in September 2004 and immediately commenced with Woodside in Mauritania. This contract is for 18 months firm which can be extended, at Woodside's option, for an additional period of two years in extention terms of six months each.

In July 1998, we entered into a long-term contract with Statoil, the Norwegian State Oil company, to construct the Stena Don. The Stena Don was chartered to Statoil in December 2001 under a five year charter contract which can be extended, at Statoil's option, for an additional period of ten years in extension terms of one year each. The Stena Don is designed to work in all currently planned and producing sub-sea oilfields in the greater North Sea area.

The Stena Clyde was contracted to Shell Malaysia until November 2004 and moved to Indonesia to work with ConocoPhillips for five firm wells and seven option wells. Stena Clyde is expected to complete this contract in July 2005.

During 2004, the Stena Dee was offhire until June 2004. In July 2004, the Stena Dee completed its $25 million upgrade to comply with the requirements for the Norwegian Sector of the North Sea. The unit then worked for ADTI in Ireland then ChevronTexaco in Norway before commencing with Norsk Hydro on a one year firm contract in December 2004, which can be extended, at Norsk Hydro's option, for an additional period of two years in extention term of six months each.

During 2004, the Stena Spey was offhire in January and February and worked thereafter with ChevronTexaco, ADTI and Maersk Oil & Gas and is currently contracted with Nexen through June 2005.

Selected information with respect to our drilling contracts as of April 30, 2005 is set forth below:

Rig	Customer	Contract Expiration Date
Stena Clyde	ConocoPhillips	July 2005(1)
Stena Spey	Nexen	June 2005(2)
Stena Dee	Norsk Hydro	January 2006(3)
Stena Tay	Woodside	June 2006(4)
Stena Don	Statoil ASA	December 2006(5)

(1)	Anticipated expiration date.

(2)	After June 2005, the rig has contracted with Total and has a letter of intent with ChevronTexaco for work until April 2006.

(3)	Norsk Hydro has the option to extend the charter for three years in six additional terms of six months each.

(4)	Woodside has the option to extend the contract for two years in four additional terms of six months each.

(5)	Statoil has the option to extend the contract for ten years in ten additional terms of one year each.

We are in negotiations for charters commencing after the conclusion of the current charters expiring in 2005 and 2006. The contracts for our drilling rigs typically provide for compensation on a "day rate" basis, under which we receive a fixed fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. At April 30, 2005, the daily charter rates for our drilling rigs are as follows: Stena Clyde: $74,000; Stena Spey: $85,000; Stena Tay: $130,000 to $190,000 dependent on type of well and incentive earned; Stena Don: $239,000 and Stena Dee: $161,000.

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

Shipping

Our shipping operations consist of the ownership and chartering of Roll-on/Roll-off vessels and crude oil and petroleum product tankers. To support these activities, we are also engaged in the design, purchase, sale, management and staffing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market. For the year ended December 31, 2004, our shipping operations generated revenues of SEK 4.1 billion, operating income of SEK 1.5 billion and had depreciation and amortization expenses of SEK 165 million.

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

Over the past five years, our RoRo, RoPax and car/passenger ferry fleet size has ranged from seven to 14 vessels. As of April 30, 2005, we owned six RoRo vessels and two RoPax vessels. We also have a 49% ownership in a RoRo Vessel. As of April 30, 2005, we also chartered in one RoRo and one RoPax vessel. Our charter of the RoPax vessel Svealand expired in May 2004. Upon expiration of the charter we exercised our option to purchase the vessel from its owner. Over the last five years our average utilization rate was 97% (excluding planned offhire days). We no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line, previously our largest customer, and are now used and included in our ferry operations.

The table below sets forth selected information with respect to our Roll-on/Roll-off vessel fleet as of April 30, 2005.

RoRo Vessels

Vessel(1)	Flag	Year of Delivery	DWT	Passenger Capacity	Lane Meters	Service Speed (Knots)
Stena Shipper	U.K.	1979	8,800	12	2,050	19.0
Vasaland(1)	Sweden	1984	12,870	12	2,200	18.0
Mont Ventoux	U.K.	1998	12,350	12	2,715	22.0
Stena Foreteller	Sweden	2002	12,300	12	3,000	22.0
Stena Forecaster	Sweden	2003	12,300	12	3,000	22.0
Stena Forerunner	Sweden	2003	12,300	12	3,000	22.0
LindaRosa	UK	1996	13,350	12	2,250	19.0
RoRo Gothica(2)	Marshall Island	1975	14,406	12	2,000	16.0

(1)	Vasaland is chartered in pursuant to a time charter for a term expiring in April 2006.

(2)	Stena Gothica was refitted in 1990. In October 2004 she was sold to a company in which Stena holds 49% of the shares and re-named RoRo Gothica

RoPax Vessels

Vessel	Flag	Year of Delivery	DWT	Passenger Capacity	Number Of Berths (cabins)	Lane Meters	Service Speed (Knots)
Stena Challenger(1) Pride of Aquitaine	U.K. U.K.	1995 1991	5,794 3,794	1,650 1,850	132 121	1,780 1,800	21.0 21.0
Svealand(2)	Bahamas	1999	7,466	328	62	2,300	22.5

(1)	Stena Challenger is chartered in on a bare-boat basis from P&O Ferries Ltd.

(2)	The Svealand was chartered in pursuant to a time charter which expired in May 2004; upon expiration of the charter, we purchased the vessel from its owner.

For the five years ended December 31, 2004, our average Roll-on/Roll-off vessel utilization rate was approximately 97% (excluding planned offhire days). The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, including the vessels chartered to Stena Line, during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	2000(4)	2001	2002	2003	2004
Total vessel days available(1)	4,546	2,729	2,348	3,059	3,250
Vessel days utilized(2)	4,437	2,683	2,272	2,948	3,188
Vessel utilization (percentage)(2)	97.6	98.3	96.8	96.4	98.1
Offhire days(3)	67	2.6	7	43	47
Offhire days (percentage)	1.5	1.0	0.3	1.4	1.4
Unutilized days	42	20	69	68	15
Unutilized days (percentage)	0.9	0.7	2.9	2.2	0.5

(1)	Total vessel days is determined by aggregating the number of days in each year we owned, chartered in or leased such vessels.

(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.

(3)	Due to planned dry-dockings and damage.

(4)	In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations.

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

The table below sets forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off vessels as of April 30, 2005.

RoRo vessels

Vessel	Type of charter	Charterer	Current charter period(1)
Mont Ventoux	Time	Sudcargos	11/03 – 10/05
Stena Shipper	Time	Kess	04/05 – 01/06
Stena Foreteller	Time	Transfennica	12/04 – 04/06
Stena Forecaster	Time	Transfennica	06/03 – 03/06
Stena Forerunner	Time	Transfennica	10/03 – 12/05
Vasaland(2)	Time	Finnlines Oyj	04/03 – 04/06
Linda Rosa	Time	Norse Merchant Ferries	02/05 – 09/05
RoRo Gothica(3)	Time	Crowley ATI	10/04 – 10/07

(1)	Excludes optional extension periods.

(2)	Chartered in vessel.

(3)	In October 2004, the Stena Gothica was sold to a company in which Stena hold 49% of the shares and re-named RoRo Gothica

RoPax vessels

Vessel	Type Of Charter	Charterer	Current Charter Period
Pride of Aquitaine(1)	Bareboat	P&O Ferries Limited	04/99 – 12/05
Stena Challenger(2)	Time	Stena Line	02/05 – 06/06
Svealand(3)	Time	Scandlines Danmark A/S	04/03 – 04/06

(1)	P&O Aquitaine was renamed Pride of Aquitaine in March 2003.

(2)	Chartered in vessel.

(3)	The Svealand was chartered in until June 2004; upon expiration of the charter we purchased the vessel from its owner.

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

Roll-on/roll-off vessel sales and purchases

	2000		2001	2002	2003		2004
Fleet as of January 1	14		8	7	8		8
Newbuildings delivered	1		—	1	2		1
Vessels purchased	—		—	—	1		3
Vessels sold	1		1	1	3		4
Fleet as of December 31,	8	(1)	7	8	8	(2)	8
Net gain on sale of vessels (SEK in millions)	80		91	—	64		273

(1)	In October 2000 we acquired a majority of the outstanding shares of Stena Line, which had previously been our largest customer. As of that date, we no longer include in our Roll-on/Roll-off operations the six vessels that were previously chartered to Stena Line and are now used and included in our ferry operations.

(2)	Stena Line delivered the Stena Gothica to the Roll-on/Roll-off operations in the beginning of 2004.

Newbuilding program.    In March 2004, we sold our RoRo Newbuilding vessel, the Chieftain to a subsidiary of our affiliate Stena Metall on delivery. We chartered the vessel back (renamed the Stena Freighter) on a long-term charter for use in our ferry operations. In the autumn of 2004 we ordered two RoPax vessels from a shipyard in Norway.

Competition.    The Roll-on/Roll-off vessel chartering business is very competitive. Competition among companies that charter out Roll-on/Roll-off vessels depends on several factors, such as the availability of suitable vessels, charter rates, customer service and the quality of the vessels. The large number of newbuildings ordered and delivered in the industry in recent years has significantly increased competition in our Roll-on/Roll-off vessel operations and adversely impacted charter rates and the value of older, smaller and slower vessels. Some companies may decide that it is more economical to purchase rather than charter vessels, thereby decreasing demand for our chartering operations. From time to time we sell vessels to such operators. Our competitors include other ship owners and ferry line service operators who may from time to time have an offhire vessel.

Crude oil and petroleum product transportation

We own, charter in and provide commercial management services for, crude oil and product tankers.

We own two Product tankers, lease two Product tankers pursuant to long-term finance leases and have 50% interests in three shuttle tankers. We have four additional tankers on order. All of our owned and finance leased and tanker newbuildings are double hulled. As of April 30, 2005, we also chartered in 35 Product, Aframax, Panamax and Suezmax tankers.

As of April 30, 2005, the average period of the charter contracts for the 35 chartered in tankers is 16 months. Of these 35 tankers, seven were chartered out at an average period of 12 months. The other 28 tankers are currently trading on the spot market.

We increased the range of size of our fleet from 20 to 30 tankers to 40 to 50 tankers to meet increasing requirements from our customers. We also decided to increase the proportion of owned ships in our fleet and since early 2003, we have entered into agreements for the purchase of 10 new tankers. Four of these new tankers were delivered in the first four months of 2004, but were sold in November 2004 and chartered back on five year contracts, and two were delivered in the first four months 2005. See "Newbuildings" below. Our customers are generally large international oil companies, members of the Organization of Petroleum Exporting Countries and shipping companies. Our major customers include ChevronTexaco Corporation, the Royal Dutch/Shell Group of Companies, ConocoPhillips, BP plc and CSSA Chartering and Shipping Services.

We have an allocation agreement with Concordia Maritime AB, referred to herein as Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

The table below sets forth certain information with respect to our owned and financed leased tankers.

Owned and Finance Leased Tankers

Tankers	Flag	Year Delivered	Type	DWT
Stena Caribbean(1)	U.K.	2002	Product	10,000
Stena Calypso(1)	U.K.	2002	Product	10,000
Stena Contest	Bermuda	2005	Product	47,400
Stena Concept	Bermuda	2005	Product	47,400
Nordic Rio(2)	Bahamas	2004	Shuttle	152,000
Stena Alexita(2)	Norway	1998	Shuttle	127,535
Stena Natalita(2)	Bahamas	2001	Shuttle	108,073

(1)	Tankers held pursuant to a long term finance lease.

(2)	Our interest in these tankers is through 50/50 joint ventures with Teekay Holdings Inc., Norway which is active in the shuttle tanker business.

Tankers sales and purchases

	2000	2001	2002	2003	2004
Fleet as of January 1	4	4	2	3	3
Newbuildings delivered			2		4
Vessels sold		2	1		4
Fleet as of December 31,	4	2	3	3	3

The table below sets forth our existing chartering agreements with respect to our owned and finance leased tankers. Our two other tankers, see table above, are currently trading on the spot market.

Charters for Owned and Finance Leased Tankers

Tanker	Type of Charter	Charter	Current charter period
Stena Caribbean	Time	Chevron Texaco	2002-2011
Stena Calypso	Time	Chevron Texaco	2002-2007
Stena Alexita	Time	Esso Norway	1998-2008
Stena Natalita	Time	Teekay Norway	2002-2007
Nordic Rio	Bareboat	Transpetro Brazil	2004-2017

In addition, we have entered into 10-year charter agreements with Progetra S.A. for the Stena Arctica and the Stena Antarctica, two of our ice-class Aframax tankers. The charter term commences on the delivery of the vessels from the shipyard which is currently expected in 2005 and 2006, respectively.

Newbuildings.    In April 2003, we entered into an agreement to build two Panamax tankers, 72,000 dwt, at a shipyard in China for delivery in 2005 and 2006. In June 2003, we entered into an agreement to build two ice-class 1-A 113,600 dwt Aframax tankers at a shipyard in Korea for delivery in 2005 and 2006. Two of the four 47,400 dwt Product tankers which we agreed to purchase from a shipyard in Croatia were delivered in 2004 and were sold to Arlington Tankers in November 2004. The other two were delivered in 2005. The aggregate remaining cost for our four remaining tankers, fully equipped, as of April 30, 2005, was approximately $116 million.

Chartering activities.    As of April 30, 2005, 28 of our chartered in tankers and two of our owned tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under a charter on the spot market, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a contract of affreightment, unless otherwise agreed to, the person chartering out the vessel provides and pays for the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with voyage. As of April 30, 2005, the total volume of our contracts of affreightment amounted to three to five voyages per month of 40,000 – 50,000 dwt each. As of April 30, 2005, seven of our chartered in tankers are on time charter contracts for period between six months and two years.

From January 1, 2005 to April 30, 2005, spot market rates have ranged from $24,000 to $82,000 per day for Aframax tankers, $25,000 to $55,000 per day for Panamax tankers, $18,000 to $32,000 per day for Product tankers and $24,000 to $59,000 for Suezmax tankers. Spot market rates as of April 30, 2005 were $32,000 for Aframax tankers, $24,000 for Panamax tankers, $20,000 for Product tankers and $44,500 for Suezmax tankers.

In March 2005, we entered into a Suezmax pooling agreement with Sonangol Shipping in Angola. The revenues from the pool will be split between the pool members in proportion to the number of tankers each delivered to the pool.

For the five years ended December 31, 2004, our average tanker utilization rate was approximately 97% (excluding planned offhire days). The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	2000	2001	2002	2003	2004
Total tanker days available(1)	5,602	5,257	5,572	7,165	10,026
Tanker days utilized	5,442	5,040	5,486	7,047	9,666
Tanker utilization (percentage)	97.1	95.9	98.4	98.0	96.4
Offhire days(2)	160	217	86	118	360
Offhire days (percentage)	2.9	4.1	1.6	1.6	3.6

(1)	Total tanker days is determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)	Due to scheduled and unscheduled drydockings and damage.

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

Arlington Tankers.    In November 2004 we sold two Product tankers and our 75% interests in two Panamax tankers, all of which were delivered in 2004 to Arlington Tankers Ltd. ("Arlington"), a newly formed public company organized with Concordia. The purchase price for the two Product tankers and our interests in the Panamax tankers was approximately $169.2 million in cash and 690,421 common shares of Arlington, which represent approximately 4.5% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. Under each charter, we pay a fixed charter rate which increases over the term of the charters. We also pay an additional amount equal to 50% of the amount by which the time charter revenue we earn from the operation of these vessels, less certain expenses, exceeds the charterhire we pays to Arlington or 50% of the amount by which agreed upon spot market rates for vessels of these types exceed the rates we pay under our time charters for these vessels, depending on our use of the vessels.

We also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with the sale of our tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia for five years, plus an option to extend each charter for three additional years in one year extension terms. Under the agreement, we would pay the same time charter rate (which includes the additional hire referred to above) as is currently provided in Concordia's time charters with Arlington. Our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

Ship management

As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, Northern Marine, which provides ship management services from offices in Glasgow, Scotland, Houston, Singapore and India. Ship management includes crewing, inventory control, maintenance and technical management. In August 2004, Northern Marine acquired the ship management company Universe Tankships from Concordia.

As of December 31, 2004, Northern Marine provided services for vessels through approximately 4,500 seafarers for us, Concordia, ChevronTexaco, Genmar and several other third parties.

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

Real estate

General.    Through our subsidiaries, we are involved in the acquisition, refurbishment and management of residential and commercial properties. Our real estate operations generated revenues of SEK 1,467 million, operating income of SEK 609 million and had depreciation and amortization expense of SEK 153 million, including revenues of SEK 466 million, operating income of SEK 147 million and depreciation and amortization expense of SEK 67 million from Drott. For purposes of the Indentures, these subsidiaries are designated unrestricted subsidiaries, except as discussed below. As of April 30, 2005, our real estate portfolio consists of two segments: 350 leasehold and freehold properties in Sweden and 40 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg and France. A substantial majority of our rental income comes from our properties in Sweden; the majority of our remaining rental income is derived from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Stockholm, Malmo and Amsterdam. We also manage real property owned by the Olsson family. As of December 31, 2004, our management estimates, based on internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 20.2 billion.

In 2004, we invested in the shares of the public company Drott AB (publ). At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders of the shares in Drott, a new company that would focus on residential properties. Following the distribution, Drott AB (publ) changed its name to Fabege AB and focused on commercial properties. In June 2004, we made a tender offer to the shareholders of Drott to acquire all outstanding shares at a price of SEK 150 per share. As of August 10, 2004, we consolidated Drott as a subsidiary. In December 2004, we acquired 100% of the Drott shares. The total cost of the acquisition was SEK 3,183 million which was funded with borrowings under our revolving credit facilities and other credit facilities used in our real estate operations. The Drott shares were originally acquired by our subsidiary, Stena Fastighetsförvaltning AB and included in the restricted group. We transferred Drott to our unrestricted real estate operations in June 2005. As a result of this transfer, Drott is now an unrestricted subsidiary.

Each of our real estate subsidiaries finances its acquisitions of real property with individual mortgages from various commercial and mortgage banks on each parcel obtained. On average, approximately 75% of the value of each property is financed. In the case of the Swedish properties, approximately one-half of our properties (based on value) secure loans which are for a term of less than one year and are subject to floating interest rates and the remaining half secure loans of two to five years in duration. Our average loan is for a term of 2.5 years. Through the use of interest rate caps and performance swaps, the interest rates are converted into fixed rates for up to five years. Outside of Sweden, the mortgage loans are generally for a minimum period of five years. Interest rates are generally fixed for these properties.

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

Swedish properties.    Our real estate portfolio in Sweden as of April 30, 2005 consisted of 350 residential and commercial properties totaling approximately 1,825,000 square meters. In April 2005, we agreed to sell properties in Sweden for SEK 400 million.

In 2004, we invested SEK 88 million in improvements to existing properties. As of April 30, 2005, our residential properties consist primarily of multi-family rental properties (approximately 23,000 units) which in terms of square meters comprise approximately 77% of our properties in Sweden or approximately 1,387,000 meters. Our commercial properties in Sweden consist of office buildings and warehouse property and comprise the remaining 23% of our property portfolio in Sweden or approximately 420,000 square meters. The occupancy rates for our Swedish properties based on square meters on December 31, 2003 and on December 31, 2004 were 98% and 98%, respectively.

Of our Swedish properties, 52 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 50 year to 90 year period. Rent is renegotiated after the first 20 years and every 10 years thereafter. Most of our leased properties have more than 50 years of the original lease term remaining.

Other.    Our other properties as of April 30, 2005 consisted of 39 commercial properties, 31 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg and southern France. Our non-Swedish properties total approximately 144,000 square meters. The occupancy rates for our non-Swedish properties based on square meters on December 31, 2003 and on December 31, 2004 were 95% and 96%, respectively.

Property management.    In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. For the years ended December 31, 2003 and December 31, 2004, such fees aggregated SEK 10 million and SEK 11 million, respectively.

Other businesses

Through our unrestricted subsidiary Stena Adactum AB, we invest in companies outside our traditional lines of business. Stena Adactum invests in listed companies as well as in private companies. In April 2004, Stena Adactum acquired the Swedish chain store "Blomsterlandet" in the garden and flower business. Blomsterlandet was consolidated as from January 1, 2004, and generated revenues of SEK 635 million for the twelve months ended December 31, 2004. In April 2005, Stena Adactum signed an agreement to acquire the Swedish company Envac Centralsug AB "Envac", a company in the automated waste collection business, that develops and sells underground network systems for transportation of municipal and commercial waste.

Investment activities

We maintain an investment portfolio of equity and debt securities. As of December 31, 2004, we had invested SEK 2.5 billion in this portfolio, as compared to SEK 2.8 billion as of December 31, 2003. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and high yield government and corporate bonds from emerging markets. We also have a $85.1 million investment in two VIEs whose purpose is to invest primarily in high yield securities and bank loans, respectively. In addition to our hedging arrangements, we actively trade in currency contracts and options. As of December 31, 2004, the notional amounts of such instruments were SEK 33 million as compared to SEK 416 million, respectively, as of December 31, 2003. There was no credit exposure on these instruments at December 31, 2003 or 2004.

Results from our portfolio of debt and equity securities and our currency/interest rate trading activities for the years ended December 31, 2004, 2003 and 2002 were a gain of SEK 870 million, a gain of SEK 195 million and a loss of SEK 32 million, respectively. We seek to maintain a diversified investment portfolio to balance our exposure to various risks and have established a series of procedures and limits we believe are designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

Classification of vessels

The hull and machinery of each of our vessels have been certified as being "in class" by its respective classification society: American Bureau of Shipping, Det Norske Veritas or Lloyds Register of Shipping A classification society certifies that a vessel has been built and maintained in accordance with the rules of the society and is in compliance with applicable rules and regulations of the country of registry and the international conventions of which that country is a member.

The aggregate appraised value of our Roll-on/Roll-off vessels (including those used in our ferry operations), crude oil tankers and drilling rigs as of December 31, 2004 was SEK 14.7 billion as compared with the net book value as of December 31, 2004 of SEK 12.7 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

As of December 31, 2004, the book value of the other tangible fixed assets held by our restricted group was SEK 13.4 billion including SEK 10.9 billion relating to our real estate business in Drott.

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

Hull and machinery insurance.    We maintain hull and machinery insurance, which covers the risk of damage to, or total or constructive loss of, a vessel as well as damage to third parties caused by direct contact with an insured vessel. Constructive total loss occurs when the vessel is so damaged due to a casualty that the repair costs amount to at least 80% of the insured value of the vessel. We also maintain war risks insurance, which insures the risk of damage and total or constructive total loss of an insured vessel directly caused by certain warlike situations such as military use of weapons or terrorist activities. Coverage for areas designated from time to time as war zones may be excluded or additional premiums may be required with respect to voyages in such zones. We maintain coverage for the full value of each vessel, the value of which is updated at least annually.

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

Claims experience.    We have experienced some small property losses over the past five years. These losses were all covered by insurance and none of these incidents resulted in a material loss or liability for us. In February 2004 one of our ferries was involved in a collision with another vessel. Insurances covered the damages to the vessel but not the loss of business, which was partly transferred to other routes.

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

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2004:

Name of Company	Domicile	Percentage Owned
Stena Rederi AB	Sweden	100
Stena Bulk AB	Sweden	100
Stena Fastigheter AB	Sweden	100
Stena Fastighetsförvaltning AB	Sweden	100
Bostads AB Drott	Sweden	100
Stena Line Scandinavia AB	Sweden	100
Stena International BV	The Netherlands	100
Stena Line Holding BV	The Netherlands	100
Stena Line Ltd	United Kingdom	100
Stena Drilling (Holdings) Ltd	United Kingdom	100
Stena Ferries Ltd	United Kingdom	100
Stena Ropax Ltd.	United Kingdom	100
Stena Switzerland AG	Switzerland	100
Stena Maritime AG	Switzerland	100
Stena Finanzverwaltungs AG	Switzerland	100
Stena Tay ANS	Norway	100
Stena Don LLC	Isle of Man	100

Regulation

General

The shipping industry in general, and our business and the operation of our vessels and drilling rigs in particular, are subject to and affected by a variety of governmental regulations including numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels and drilling rigs are registered and operate. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels and drilling rigs. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that these kinds of permits, licenses and certificates required for the operation of the vessels and drilling rigs owned or operated by us will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations. We believe that the increased environmental and quality concerns of insurance underwriters, regulatory bodies and charterers will result in greater inspection and safety requirements on all vessels.

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

In order to ensure that the responsible parties will meet the minimum liability amount imposed by OPA '90, responsible parties must establish evidence of financial responsibility to pay. Certificates of financial responsibility have been obtained for all of our owned or bareboat chartered vessels that trade in U.S. waters. We believe that if the need arises, certificates of financial responsibility for our other vessels could be obtained promptly. Guarantees from Shoreline Mutual (Bermuda) Limited and Arwak Ltd. are the primary vehicles through which we have satisfied the requirements under OPA '90.

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

MARPOL 73/78.    Annex 1 of the International Convention for the Prevention of Pollution from Ships 1973 and Protocol 1978 deals with the prevention of pollution from oil. The Convention provides stringent construction and operating standards to prevent the release of oil into the environment. We apply these regulations strictly. Under the requirements of the Convention, all new oil tankers built since 1996 are required to have double hulls. MARPOL 73/78 has been modified recently in the light of the Erika and Prestige incidents on the West Coast of Europe. In 2002 new amendments came in to force to Annex 1 of the Convention which set a global timetable for the accelerated the phase out of single hull tankers. These new regulations identify two categories of single hull tankers which are principally distinguished on the basis of whether they have protectively located segregated ballast tanks or not. Vessels fall into these categories if they are over 20,000 tons deadweight carrying heavy oil and over 30,000 tons deadweight carrying other oils. Category 3 tankers are tankers above 5,000 tons but below the tonnage of category 1 and category 2 tankers. These older single hull tankers must undergo a

Condition Assessment Scheme (CAS) survey which apply to category 1 vessels continuing to trade up to 2005 and to category 2 vessels trading after 2010. However these amendments have been over taken by the 2003 MARPOL amendments which came into force on 5 April 2005. These amendments accelerate the final phasing out of category 1 tankers to 2005 and category 2 and 3 tankers to 2010 though depending on the age of the ship, these dates can be earlier.

Annex VI entered into force on 19 May 2005. This new annex sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. The sulphur content of fuel oil is limited to 4.5% m/m globally. The annex also contains provisions allowing for special SOx Emission Control Areas (SECAS) to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used onboard ships must not exceed 1.5% m/m. Annex VI also sets limits on emissions of nitrogen oxides (NOx) from diesel engines and prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons (CFCs). The Annex also prohibits the incineration onboard ship of certain products, such as contaminated packaging materials and polychlorinated biphenyls (PCBs). The Stena fleet is well prepared to fulfill these new requirements.

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

Amendments to SOLAS '74 establish greater fire safety standards for existing RoPax and multi-purpose ferry vessels and newbuildings. These requirements must be complied with over a period of 12 years from 1992 to 2005. Our owned vessels are in full compliance with these fire and safety regulations.

Further amendments adopted to SOLAS '74 in 2000 and 2002 stipulate, among other things, the fitting of an Automatic Identification System (AIS) and a Voyage Data Recorder (VDR) for ships engaged on international voyages. Additional security provisions adopted under SOLAS in December 2002 include mandatory compliance with the new International Ship and Port Facility Security Code (ISPS Code). Our operations are fully compliant with these requirements.

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

Our drilling units are designed and constructed to meet all applicable rules and regulations for operation world-wide. Three of them are designed to cope with the harsh environment of the North Sea British sector, including the Stena Don and Stena Dee, which are also designed to withstand the North Sea Norwegian sector environment.

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

Other Properties

Ports.    We own two ports: Holyhead and Stranraer, located in England and Scotland respectively. We also own land along the quay in Hook of Holland, The Netherlands, enabling us to control our port area at Hook of Holland. In addition, we own 50% of the capital stock of a company that owns the ports of Fishguard and Rosslare and we operate the port of Fishguard in England. Additionally, in October 2003 we entered into an agreement with P&0 relating to, among other things, the acquisition of a 50% ownership interest in P&0's port in Cairnryan in Scotland. The completion of the acquisition is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities. In the case of our other routes, we use port facilities owned by third parties and pay applicable port and harbor fees.

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

Significant events

In August 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O for approximately GBP 152 million in cash. In connection with the sale, P&O also paid Stena Line GBP 30 million for repayment of an outstanding loan to P&O Stena Line and Stena Line received approximately GBP 11 million relating to dividends and interest. The proceeds of the sale were used to repay borrowings under revolving credit facilities. Stena Line also purchased from P&O North Sea Ferries Limited three ships which operated on P&O's Felixstowe-Rotterdam freight route for approximately GBP 12 million.

In October 2003, we agreed with P&O to establish a joint venture to acquire the Port of Cairnryan in Scotland from P&O for a total purchase price of £22 million. We and P&O each have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for us and P&O and each party will pay port user fees to the joint venture. The acquisition and redevelopment of the port is being principally financed with borrowings by the joint venture, with us and P&O each providing approximately 5% of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the acquisition is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities.

In 2004, we invested in the shares of the public company Drott AB (publ). At the end of March 2004, the shareholders of Drott AB (publ) approved the distribution to shareholders of the shares of Bostads AB Drott ("Drott"), a company that would focus on residential properties. Following the distribution, Drott AB (publ) changed its name to Fabege AB and focused on commercial properties. In June 2004, we made a tender offer to the shareholders of Drott to acquire all outstanding shares at a price of SEK 150 per share. At the end of the offer period on August 10, 2004, we acquired 94.7% of Drott's outstanding shares, representing a total investment of SEK 2,944 million. As of August 10, 2004, we consolidated Drott as a subsidiary thereby increasing our total assets by SEK 12,291 million. In December 2004 we acquired the remaining Drott shares through a compulsory purchase. From August 10, to December 31, 2004, Drott had total revenues of SEK 461 million. All of our shares in Fabege AB were sold in 2004. We transferred Drott to our unrestricted real estate operations in June 2005. As a result of this transfer, Drott is now an unrestricted subsidiary.

In April 2004, we acquired through our subsidiary Stena Adactum the Swedish chain store "Blomsterlandet" in the garden center and flower business for SEK 172 million, out of which SEK

26 million is to be paid in 2009. In October, 2004, Stena Adactum sold its investment in the IT company Song Networks. The sale generated a profit of SEK 484 million.

In November 2004, we sold our 75% interests in two of our new Panamax tankers and two of our new Product tankers all of which were delivered in 2004, to Arlington. The sale price for the two Product tankers and our interest in the Panamax tankers was approximately $169.2 million and 690,421 common shares of Arlington. In connection with the sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each.

In November 2004, we issued $250 million principal amount of 7% Senior Notes due 2016.

In December 2004 we refinanced a number of our existing credit facilities, including the 2001 and 2002 revolving credit facilities, with a new $1 billion revolving credit facility that is secured by the same assets that secured the borrowings that were refinanced.

Results of Operations

	2002	2003	2004
	SEK IN MILLIONS
CONSOLIDATED GROUP
Income Statement Data (Swedish GAAP):
Total revenues	13,425	13,619	16,721
Direct operating expenses	(9,020)	(9,333)	(10,943)
Selling and administrative expenses	(1,468)	(1,522)	(1,761)
Depreciation and amortization	(1,764)	(1,742)	(1,790)
Income from operations	1,173	1,022	2,227
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	8,486	8,597	9,024
Net gain on sale of vessels	20	50	11
Total Ferry operations	8,506	8,647	9,035
Drilling	2,079	1,601	1,429
Shipping: Roll-on/Roll-off vessels	247	298	383
Net gain on sale of vessels	—	64	273
Total Roll-on/Roll-off vessels	247	362	656
Crude oil tankers	1,462	1,826	2,994
Net gain on sale of vessels	28	—	372
Total crude oil tankers	1,490	1,826	3,366
Other shipping	103	118	115
Total Shipping	1,840	2,306	4,137
Property: Operations	886	932	1,357
Net gain on sale of properties	104	126	110
Total Property	990	1,058	1,467
Other	10	7	653
Total	13,425	13,619	16,721
Income (Loss) from Operations:
Ferry operations	483	397	535
Net gain on sale of vessels	20	50	11
Total Ferry operations	503	447	546
Drilling	278	(33)	(227)
Shipping: Roll-on/Roll-off vessels	(13)	(47)	62
Net gain on sale of vessels	—	64	273
Total Roll-on/Roll-off vessels	(13)	17	335
Crude oil tankers	(7)	198	780
Net gain on sale of vessels	28	—	372
Total crude oil tankers	21	198	1,152
Other shipping	(10)	3	(13)
Total Shipping	(2)	218	1,474
Property operations	397	399	499
Net gain on sale of property	104	126	110
Total Property	501	525	609
Other	(107)	(135)	(175)
Total	1,173	1,022	2,227
Depreciation & Amortization:
Ferry operations	801	811	864
Drilling	747	694	575
Shipping: Roll-on/Roll-off vessels	124	121	100
Crude oil tankers	20	27	58
Other shipping	5	6	7
Total Shipping	149	154	165
Property	62	77	153
Other	5	6	33
Total	1,764	1,742	1,790

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003
Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Revenues in our ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of our total revenues are generated in US dollars and approximately 30% are generated in SEK. Also, approximately 30% of our total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

Average rates	January-December 2003	January-December 2004	Change
US $	8.0894	7.4960	(7%)
British pounds	13.1946	13.4560	2%
Euro	9.1250	9.1268	—

Closing rates	December 31, 2003	December 31, 2004	Change

US $	7.2750	6.6125	(9%)
British pounds	12.9125	12.7100	(2%)
Euro	9.0940	9.0070	(1%)

Revenues

Total revenues increased SEK 3,102 million, or 23%, in the year ended December 31, 2004 to SEK 16,721 million from SEK 13,619 million in the year ended December 31, 2003, primarily as a result of increased revenues in the crude oil tanker segment, the newly acquired garden center and flower business and the consolidation in August 2004 of Drott, partly offset by reduced revenues from drilling operations. Revenues in the year ended December 31, 2004 were adversely affected by the increase of the average exchange rate of the SEK with respect to the US dollar, partly offset by the decrease of the SEK with respect to the British pound.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 427 million, or 5%, in the year ended December 31, 2004 to SEK 9,024 million from SEK 8,597 million in the year ended December 31, 2003, due to increased volumes in the freight business, in particular from the new route Fleetwood-Larne, partly offset by the weakening of the SEK against the British pound.

Net Gain on Sale of Vessels, Ferry operations.    In the year ended December 31, 2004, gains of SEK 11 million were recorded on the sale of the Stena Gothica. In the year ended December 31, 2003, gains of SEK 50 million were recorded on the sale of the RoRo vessels Stena Freighter and Stena Carrier.

Drilling.    Drilling revenues consist of charter hires for the drilling rigs. Revenues from drilling operations decreased SEK 172 million, or (11)%, in the year ended December 31, 2004 to SEK 1,429 million from SEK 1,601 million in the year ended December 31, 2003, mainly due to the increase of the SEK with respect to the US dollar, the offhire in the first half of 2004 of the Stena Dee and two months for the Stena Spey together with reduced dayrate for the Stena Tay, partly offset by increased revenues for the Stena Clyde due to a short offhire period in the year ended December 31, 2003.

Shipping.    Shipping revenues primarily represent charter hires for the owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 1,250 million, or 56%, in the year ended December 31, 2004 to SEK 3,492 million from SEK 2,242 million in the year ended December 31, 2003. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 85 million to SEK 383 million from SEK 298 million, or 29%, principally due to the deliveries of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 together with the newly chartered-in vessels the Vasaland and the Svealand in April 2003 (purchased in May 2004), partly offset by the increase of the SEK with respect to the US dollar. Revenues from crude oil tankers increased SEK 1,168 million, or 64%, in the year ended December 31, 2004 to SEK 2,994 million from SEK 1,826 million in the year ended December 31, 2003, mainly due to increased dayrates, deliveries of new tankers and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar.

Net Gain on Sale of Vessels, Shipping.    In the year ended December 31, 2004, we recorded gains of SEK 273 million on the sale of the RoRo vessels Chieftain, Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and Envoy and gains of SEK 372 million on the sale of four crude oil tankers to Arlington Tankers Ltd. In the year ended December 31, 2003, we recorded gains of SEK 64 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel Vasaland.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed. Revenues from property operations increased SEK 425 million, or 46%, in the year ended December 31, 2004 to SEK 1,357 million from SEK 932 million in the year ended December 31, 2003. The Drott company is included as of August 10, 2004 and had revenues up to end of December 31, 2004 of SEK 428 million.

Net Gain (Loss) on Sale of Properties.    In the year ended December 31, 2004, gains of SEK 110 million were recorded on the sale of properties, out of which SEK 33 million related to sales from Drott. In the year ended December 31, 2003, gains of SEK 126 million were recorded on the sale of properties.

Other.    Other revenues in the year ended December 31, 2004 of SEK 653 million relate almost entirely to the garden center and flower business, acquired as of January 1, 2004.

Direct operating expenses

Total direct operating expenses increased SEK 1,610 million, or 17%, in the year ended December 31, 2004 to SEK 10,943 million from SEK 9,333 million in the year ended December 31, 2003, mainly as a result of costs in the newly acquired garden center and flower business, increased operating expenses in the crude oil tanker segment, the acquisition as of August 10, 2004 of the property company Drott and the effects to the ferry operations of the decrease of the SEK with respect to the British pound, offset partly by the increase of the SEK with respect to the US dollar.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the seasonal requirements. Direct operating expenses for ferry operations increased SEK 264 million, or 4%, in the year ended December 31, 2004 to SEK 6,707 million from SEK 6,443 million in the year ended December 31, 2003, mainly due to the new route Fleetwood-Larne and the decrease of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the year ended December 31, 2004 were 74% of revenues, as compared to 75% for the year ended December 31, 2003.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 136 million, or 17%, in the year ended December 31, 2004 to SEK 946 million from SEK 810 million in the year ended December 31, 2003, mainly due to increased costs for repair and maintenance for the Stena Tay, increased personnel costs for the Stena Don, mainly relating to prior periods, and the amortization of deferred costs for the Stena Don with respect to the Statoil settlement in late 2003, partly offset by the increase of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the year ended December 31, 2004 were 66% of drilling revenues as compared to 51% for the year ended December 31, 2003, partly reflecting decreased revenues due to the offhire in the first half of 2004 of the Stena Dee.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 514 million, or 30%, in the year ended December 31, 2004 to SEK 2,212 million from SEK 1,698 million in the year ended December 31, 2003. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 2 million, or 1%, in the year ended December 31, 2004 to SEK 189 million from SEK 187 million in the year ended December 31, 2003, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 (purchased in May 2004) and the delivery of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003, partly offset by recuced costs for the Stena Tender and the Stena Timer, sold in June 2004. Direct operating expenses associated with crude oil tankers increased SEK 514 million, or 34%, to SEK 2,016 million from SEK 1,502 million, mainly due to increased costs resulting from a larger fleet, including deliveries of new tankers in the first quarter of 2004, and higher rates for chartered in vessels, partly offset by an increase of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the year ended December 31, 2004 were 67% of revenues, as compared to 82% for the year ended December 31, 2003. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between six months and up to five years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 127 million, or 33%, in the year ended December 31, 2004 to SEK 509 million from SEK 382 million in the year ended December 31, 2003. The Drott company is included as of August 10, 2004 and had direct operating expenses up to end of December 31, 2004 of SEK 131 million. Direct operating expenses from property operations in the year ended December 31, 2004 were 38% of property revenues, as compared to 41% for the year ended December 31.

Other.    Other direct operating expenses in the year ended December 31, 2004 of SEK 569 million relate entirely to the garden center and flower business, acquired as of January 1, 2004.

Selling and administrative expenses

Selling and administrative expenses increased by SEK 239 million, or 16%, in the year ended December 31, 2004 to SEK 1,761 million from SEK 1,522 million in the year ended December 31, 2003, mainly due to additional pension costs, increased expenses in the crude oil and property segments, costs in the garden center and flower business, acquired as of January 1, 2004 and costs in Drott, included as of August 10, 2004.

Depreciation and amortization

We have conducted a review of the estimated useful lives of our vessels. As a result of this review, new useful lives have been established for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of over 15 years; and the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives. The effect of these revisions has reduced depreciation expense in the year ended December 31, 2004 by approximately SEK 248 million.

Depreciation and amortization charges increased by SEK 48 million, or 3%, in the year ended December 31, 2004 to SEK 1,790 million from SEK 1,742 million in the year ended December 31,

2003, mainly due to an impairment charge to a hotel in the ferry operations of SEK 52 million and a building in the property segment of SEK 21 million, increased depreciation in the ferry and tanker operations due to the delivery of new vessels and as a result of the consolidation of Drott. This increase was partially offset by the change in estimated useful lives as described above and the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars.

Share of affiliated companies´ results

Share of affiliated companies´ results in the year ended December 31, 2004 refer to our portion of Drott´s results in the period from May 13 to August 10, 2004, after which Drott is consolidated as a subsidiary, together with our portion of the results of Wilh. Sonessons AB (publ).

Financial income and expense, net

Financial income and expense, net improved by SEK 604 million in the year ended December 31, 2004 to SEK 98 million from SEK (506) million in the year ended December 31, 2003.

Net gain (loss) on securities in the year ended December 31, 2004 amounted to SEK 862 million, out of which a gain of SEK 218 million was related to the sale of shares in the property company Fabege AB, a gain of SEK 484 million was related to the sale of shares in Song Networks, gains of SEK 131 million from other realized gains on securities and net unrealized gains of SEK 29 million due to reversals of previously recorded unrealized losses. Net gain (loss) on securities in the year ended December 31, 2003 was SEK 185 million.

Interest income in the year ended December 31, 2004 increased SEK 53 million to SEK 138 million from SEK 85 million for the year ended December 31, 2003 due to higher investment balances.

Interest expense for the year ended December 31, 2004 increased SEK 156 million to SEK (980) million from SEK (824) million for the year ended December 31, 2003. Interest expense for the year ended December 31, 2004 include in total SEK (132) million of interest expense in the property company Drott, consolidated as a subsidiary from August 10, 2004, together with interest expense of SEK 80 million related to borrowings under the revolving credit facility to finance the acquisition of shares in Drott. Net of the Drott acquisition, interest expense for the year ended December 31, 2004 amounted to SEK (768) million, a decrease of SEK 56 million compared to the year ended December 31, 2003. This decrease relates mainly to the increase of the SEK with respect to the US dollar and reduced interest rates as a result of a decline in interest rates generally, partly offset by increased borrowings as a consequence of investments in vessels, other properties than the Drott acquisition and the garden center and flower business.

During the year ended December 31, 2004, the Company had foreign exchange losses, net of SEK (107) million, out of which gains of SEK 8 million related to gains from currency trading and losses of SEK (115) million related to translation differences. In the year ended December 31, 2003, the Company had foreign exchange gains, net of SEK 27 million consisting of gains of SEK 10 million from currency trading and gains of SEK 17 million from translation differences.

Other financial income (expense) of SEK 149 million for the year ended December 31, 2004 includes SEK 100 million relating to the amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. The remaining other financial income (expense) for the year ended December 31, 2004 was SEK 49 million, including SEK 122 million related to our share of the results of two investments in VIEs, offset by bank fees and the amortization of deferred financing charges for the 9 5/8% Senior Notes due 2012, the 7½% Senior Notes due 2013, the 7% Senior Notes due 2016, the revolving credit facilities, bank loans and capital lease obligations. Other financial income (expense) of SEK (18) million for the year ended December 31, 2003 includes SEK

120 million of released provisions relating to the excess value for Stena Line Senior Notes and SEK (138) million of bank fees and deferred finance charges, including the remaining balance of the deferred costs for the 1995 Senior Notes, which were fully repaid in January 2003.

Income taxes

Income taxes for the year ended December 31, 2004 were SEK (5) million, consisting of current taxes of SEK (133) million and deferred taxes of SEK 128 million. Income taxes for the year ended December 31, 2003 were SEK 1 million, consisting of net current taxes of SEK (58) million and deferred taxes of SEK 59 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

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

Selling and administrative expenses

Selling and administrative expenses increased SEK 54 million, or 4%, in the year ended December 31, 2003 to SEK 1,522 million from SEK 1,468 million in the year ended December 31, 2002, mainly related to increased salaries and consultants costs and legal costs in our drilling business.

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

Liquidity and capital resources

Our liquidity requirements principally relate to servicing debt, financing the purchase of vessels and other assets and funding working capital. We have in prior years met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and financing and refinancing arrangements. As of December 31, 2004, we had total cash and marketable securities of SEK 4,914 million as compared with SEK 4,568 million at December 31, 2003.

Cash flows provided by operating activities decreased to SEK 1,398 million in 2004 from SEK 1,790 million in 2003. Cash flows used in investing activities in 2004 amounted to SEK (2,801) million including capital expenditure of SEK (3,343) million and purchase of subsidiaries of SEK (3,917) million, mainly Drott. Cash flows used in investing activities in 2003 amounted to SEK (3,556) million, including capital expenditures of SEK (3,148) million. Total investments in vessel newbuildings on order as of December 31, 2004 were SEK 501 million as compared to SEK 589 million at December 31, 2003. Cash flows provided by financing activities in 2004 amounted to SEK 2,064 million. Borrowings from the issuance of new debt and bank facilities in 2004 were SEK 4,651 million. We used SEK 1,963 million of this amount to repay the principal amount of existing debt. In 2003, cash flows provided by financing activities amounted to SEK 1,444 million.

Total interest bearing debt as of December 31, 2004 was SEK 23,024 million as compared with SEK 14,826 million at December 31, 2003. Interest bearing debt as of December 31, 2004 includes SEK 5,995 million of debt in Drott, consolidated as of August 10, 2004, together with SEK 1,435 million of debt related to the acquisition of shares in Drott. Net of Drott, total debt increased by SEK 768 million due to the weakening of the closing rate of the SEK against the US dollar and the British pound and debt repayments from the proceeds of the sales of the Stena Tender, Stena Timer and Stena Traveller and from the sale of properties, partly offset by new borrowings for the acquisition of other properties as well as three ferries acquired from P&O, the RoRo vessel Stena Carrier and the RoPax vessel Svealand.

In November 2004, we issued $250 million in aggregate principal amount of 7% Senior Notes due 2016. In December 2004, the $600 million revolving credit facility from 2002 and the $275 million revolving credit facility from 2001 were replaced by a new facility of $1 billion. As of December 31, 2004, $638 million was utilized under this facility, of which $11 million was used for issuing of bank guarantees. As of December 31, 2003, a total of $494 million was outstanding under the previous facilities, of which $14 million was used for issuing of bank guarantees. See "Description of other indebtedness" for further description of our credit facilities.

Our remaining capital expenditure commitment for newbuildings on order as of December 31, 2004 was SEK 1,886 million ($285 million), of which SEK 1,073 million ($162 million)

is due within the next twelve months and all of which is due by 2006. We plan on financing the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

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

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2004 were as follows:

	Payments due by period
	Total	Less than one year	1-3 years	4-5 years	More than 5 years	Not specified
	(SEK million)
Long-term debt, including current maturities	21,727	218	849	868	13,817	5,975
Capital leases	1,297	38	73	75	1,111	—
Operating leases	5,268	1,800	1,895	708	865	—
Purchase obligations	1,886	1,073	813	—	—	—
Other non-current liabilities	143		27	15	101	—
Total	30,321	3,129	3,657	1,666	15,894	5,975

Our commercial commitments are listed in Note 25 of our consolidated financial statements and relate mainly to purchase obligations for newbuildings.

Off Balance Sheet Arrangements

One of our subsidiaries and Ugland have each guaranteed the performance by one of the Stena/Ugland joint ventures of its obligations under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and Ugland have also guaranteed the repayment by the other Stena/Ugland joint venture of a loan from a group of banks. Our liability under this loan is limited to 50% of the amount outstanding under the loan agreement, including interest, charges, expenses and damages. As of December 31, 2004. the outstanding total loan amount was $39 million.

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

Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous US GAAP standards. Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133." Under the new US GAAP accounting standards, our hedging relationships do not qualify for hedge accounting under US GAAP. Therefore, the adoption and ongoing application of the new US GAAP accounting standards increases the volatility of reported earnings under US GAAP. Our ambition is that certain assets, liabilities and designated derivatives will be designed to qualify for hedge accounting in the future and thereby reduce this volatility.

The fair market values for our derivative financial instruments are generally determined based on quoted market prices or market quotes for the same or similar financial instruments.

Revision of Depreciable Lives of Vessels

We have conducted a review of the estimated useful lives of our vessels. As a result of this review, we have established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions reduced depreciation expense in 2004 by approximately SEK 248 million.

New Accounting Principles Adopted in 2004

As of January 1, 2004, we have adopted the new standard RR29 Employee Benefits. This has resulted in increased pension liabilities of SEK 328 million, decreased deferred tax liabilities of SEK 165 million and decreased prepaid expenses of SEK 226 million, giving a total net of SEK 389 million, which has reduced the opening balance of retained earnings.

As of January 1, 2004, we have also consolidated two financial investments according to the equity method. Total realized results up to the end of 2003 of SEK 132 million have been included as an adjustment of investments and increased retained earnings as of January 1, 2004.

The accounts of previous years have not been restated.

Recent U.S. Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. We do not expect this standard to have a material impact on our financial statements.

In December 2004, the FASB issued FASB Statement No. 123R (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date's fair value and the same attribution method used previously under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123. We have not yet determined which method we will adopt. We do not expect this standard to have a material impact on our financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. We do not expect this standard to have a material impact on our financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset retirement Obligations (FIN 47). FIN 47 requires an entity to recognize a liability for a legal obligation to perform an asset retirement activity in which the timing and (or) method of the settlement are conditional on a future event. The liability must be recognized if the fair value of the liability can be reasonably estimated. This interpretation of SFAS No. 143, Accounting for Asset Retirement Obligation, is effective no later than the end of fiscal years ending after

December 15, 2005. We are evaluating FIN 47 for any impact to the financial statements from the original 2003 adoption of SFAS No. 143.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of voluntary changes in accounting principle and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005.

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

Net income determined in accordance with US GAAP would have been SEK 1,413 million in 2002, SEK 316 million in 2003 and SEK 1,852 million in 2004 as compared to SEK 1,031 million, SEK 519 million and SEK 2,280 million of net income determined under Swedish GAAP for the years ended December 31, 2002, 2003 and 2004, respectively.

Stockholders' equity determined in accordance with US GAAP would have been SEK 10,954 million and SEK 11,982 million at December 31, 2003 and 2004, respectively. Under Swedish GAAP, stockholders' equity was SEK 11,470 and SEK 13,202 million at December 31, 2003 and 2004, respectively.

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

The following table sets forth the name, year of birth and position of each of our directors and executive officers as of April 30, 2004.

Name	Year Born	Title
Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director(1)
Svante Carlsson	1948	Chief Financial Officer, Executive Vice President and Director
Jan Carlstein	1938	Director
Bengt Olof Eriksson	1937	Director
Stefan Lindskog	1951	Director
Bengt Cremonese	1943	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Anna-Lena Myhr	1944	Deputy Director (Employee Representative)

(1)	For details of Mr. Dan Sten Olsson's share ownership, see Item 7.

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed Chairman of the Board of Stena AB in 2000. Mr. Jeansson also serves as a director of the board of Stena Metall. Mr. Jeansson is Chairman of the board of BIL Sweden, Deputy Chairman of Sixth Swedish National Pension Fund and the Board of Chalmers University of Technology Foundation. Mr. Jeansson also serves as executive vice president and deputy Chief Executive Officer of AB Volvo and as a member of the board of directors of Skandia Insurance Company, Ltd.

Dan Sten Olsson has served as Chief Executive Officer and a director of Stena AB since 1983. Mr. Olsson also serves as Chairman of the Board of Stena Rederi AB referred to herein as Stena Rederi, a subsidiary of Stena AB, Stena Line Holding B.V., referred to herein as Stena Line Holding, Stena Metall, Stena Sessan AB, referred to herein as Sessan, and Concordia, and as a member of the Board of Directors of Stena Rederi, Stena International B.V., referred to herein as SIBV, Stena Bulk AB, referred to herein as Stena Bulk, AB Stena Finans, referred to herein as Stena Finans, Stena Fastigheter AB, referred to herein as Stena Fastigheter, and a number of other companies in the Stena Sphere (as defined below). Mr. Olsson is also chairman of the board of directors of the Swedish Ship Owner's Association. Mr. Olsson has been employed by Stena AB since 1972.

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

Jan Carlstein has served as director of Stena AB since late 1999 and Managing Director of Stena Metall from 1975 to August 31, 1999. Mr. Carlstein also serves as a member of the board of directors of Stena Metall.

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

Claes Davidsson (born 1950) has served as Director of Ship Management and HR since September 1st, 2003. Mr. Davidsson also serves as Vice Chairman of Northern Marine Management Ltd. and and as a member of the board of certain of its subsidiaries and as a director of Austen Maritime PTE Ltd., Singapore. Mr. Davidsson has been employed in the Stena Sphere since 1983.

John Helgesson (born 1945) has served as managing director of Stena Fastigheter since June 1, 1997 and as a director of Stena Fastigheter since 1997. Mr. Helgesson has been employed in the Stena Sphere since 1984.

Staffan Hultgren (born 1961) has served as group controller of Stena AB since July 2004. Mr. Hultgren also serves on the board of directors of Stena Bulk, Stena Line Holding, Stena RoRo, Stena Shipping AB, Stena Rederi AB, Stena Don AB and Stena Finans. Mr. Hultgren has been employed in the Stena Sphere since July 2004.

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

Ulf Ryder (born 1952) has served as managing director of Stena Bulk since 1983 and as a director of Stena Bulk since 1982. Mr. Ryder also serves as a member of the board of directors of Northern Marine. Mr. Ryder has been employed in the Stena Sphere since 1982.

Martin Svalstedt (born 1963) has served as managing director of Stena Adactum since 2002. Mr. Svalstedt also serves as Chairman of Gislaved Folie AB and S-Invest Management i Göteborg AB, and Board member in Gunnebo AB, Ballingslöv International AB and Stena Adactum.

Tom Welo (born 1947) has served as managing director of Stena Drilling Ltd. since October 1995. Mr. Welo has a Master of Science in Naval Architecture and Marine Engineering.

Compensation of Directors

For the year ended December 31, 2004, the aggregate compensation paid by the Stena AB to its directors (a total of nine persons) amounted to approximately SEK 11 million. For the year ended December 31, 2003, the aggregate compensation paid by the Stena AB to its directors also amounted to approximately SEK 11 million.

Employees

The chart below sets forth the average number of employees in each of our principal business areas.

	2002	2003	2004
Ferry Operations	5,712	5,623	5,324
Drilling	508	533	590
Shipping	365	419	577
Property Operations	116	118	267
Other	47	57	387
Total	6,748	6,750	7,145

Beginning in 2004, "Other" in the table above includes 327 persons employed in "Blomsterlandet" which was acquired in 2004. In addition to the employees referred to above, Northern Marine employed 3,053 persons in 2004 in external ship management services, as compared to 1,942 persons in 2003 and 2,425 persons in 2002.

We have good relations with our work force and the labor unions representing them.

Options

No options exist to purchase securities from us.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of April 30, 2005:

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

Related Party Transactions

We have entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall") and their subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between us and our affiliates are described below.

Concordia

Concordia and Stena AB through Stena Bulk AB ("Stena Bulk"), a wholly owned subsidiary of ours, are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. The net outcome of the agreement was a gain of SEK 5 million in 2002, a loss of SEK 5 million in 2003 and a loss of SEK 1 million in 2004.

We provide certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. We earned fees equal to SEK 22 million, SEK 19 million and SEK 17 million in 2002, 2003 and 2004, respectively, for these services. Concordia has through its subsidiary Universe Tankships Ltd provided ship management services to we. We paid fees equal to SEK 4 million, SEK 2 million and SEK 3 million in 2002, 2003 and 2004, respectively, for these services. In August 2004, we acquired Universe Tankships Ltd from Concordia at market price.

Concordia has agreed to pay us an annual fee of $107,502 to compensate us for agreeing to charter the two V-Max VLCC tankers it charters from Arlington in the event Arlington exercises its option to terminate its charters with Concordia. In addition, Concordia has agreed to pay Northern Marine a fee of $560,000 per year (which increases 3% per year) for managing the two VLCC vessels Concordia has agreed to charter from Arlington and to reimburse Northern Marine for any expenses Northern Marine may incur in managing the two V-Max VLCC tankers in excess of the management fee paid by Arlington and for specified off hire expenses.

Sessan

Since June 1999, we have served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. We earned total fees of SEK 1 million in each of the years 2002, 2003 and 2004 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries (Helsingör-Helsingborg Shipholding AS, Danmark) in the south of Sweden. The acquistion was partly financed by an interest bearing credit facility from us. As of December 31, 2004, DKK 211 million was outstanding under this facility.

In December 2002, we sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from we in 1996. The sale in 2002 was made at market price. The sale was partly financed by an interest bearing loan to Sessan from us of SEK 33 million, which was repaid in 2004. The vessel is chartered back as an operating lease, for which we paid charterhires of SEK 61 million for each of 2003 and 2004.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 792 million, SEK 749 million and SEK 726 million in 2002, 2003 and 2004, respectively.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Stena Freighter, the vessel was sold to Stena Metall at market price and chartered back on a long-term operating lease. In 2004, we paid charterhire for such vessel of SEK 18 million to Stena Metall. In May 2004, we also chartered the RoRo vessel Stena Nordica from Stena Metall and paid charterhire of SEK 28 million.

We provide management and other services to Stena Metall. We received SEK 3 million, SEK 1 million and SEK 1 million in 2002, 2003 and 2004, respectively, for such services.

Olsson Family

We rent office space from members of the Olsson family. In 2002, 2003 and 2004, we paid SEK 27 million, SEK 28 million and SEK 28 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In 2002, 2003 and 2004, members of the Olsson family paid us SEK 9 million, SEK 10 million and SEK 11 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In spring 2004, we acquired properties in the south of Sweden at a value of SEK 587 million. These properties were sold onwards to the Olsson family with no resulting net income effect.

Arlington

In November 2004 we sold our 75% interests in two of our Panamax tankers and two of our fully owned Product tankers, all of which were delivered in 2004, to Arlington, a newly formed public company which we organized with Concordia. The purchase price for the two Product tankers and our interests in the Panamax tankers was approximately $169.2 million in cash and 690,421 common shares of Arlington, which represent 4.5% of the total outstanding shares of Arlington. In connection with this sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. We will pay a charter rate of $17,400 per day for each Panamax tanker and a charter rate of $15,500 per day for each Product tanker during the first year of the charters. This amount will increase by an amount equal to the annual increase in the fee payable under the applicable ship management agreement. We will also pay an additional amount equal to 50% of the amount by which the time charter revenue we will earn from the operation of these vessels, less certain expenses, exceeds the charterhire we will pay to Arlington or 50% of the amount by which agreed upon spot market rates for vessels of these types exceed the rates we will pay under our time charters for these vessels.

We have also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the time charters of two V-max VLCC tankers which Concordia sold to Arlington concurrently with our sale of the tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia for five years, plus an option to extend each charter for three additional years in one year extension terms. Under this agreement, we would pay the same time charter rate (which also includes the additional hire referred to above) as is currently provided in Concordia's time charters with Arlington. Our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which aggregates to $37,100 per day for the first year of the agreements and increases 5% annually.

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

On September 3, 2003, the European Commission commenced an investigation of a number of ferry operators operating ferry services in Scandinavia and between Scandinavia and Germany and on ferry services to and from the United Kingdom, including Stena. In Scandinavia and Germany the European Commission is investigating whether there is evidence of alleged market sharing agreements and related illegal practices aimed at foreclosing competition and preventing access to the Nordic ferry market. In the United Kingdom the European Commission is investigating whether there is evidence of alleged illegal practices concerning fixing of prices and/or trade conditions for cross-Channel transport services and market sharing agreements in relation to the provision of ferry services to and from the United Kingdom. On March 17, 2004, the European Commission sent an "Article 11 letter" to Stena AB requesting additional information in relation to the provision of ferry services between the United Kingdom and Continental Europe. Stena AB submitted its response to the European Commission on April 16, 2004. The Article 11 letter and Stena's response related to the exchanges of carrying statistics between Stena and third parties, including competitors, as well as Stena's pricing and ticket policies. So far, Stena has not received any reply or further request to its April 16, 2004 response letter to the European Commission relating to the United Kingdom and Central Europe. There is no strict deadline for the completion of investigations of this type by the European Commission. We do not know whether the European Commission will initiate formal proceedings; only at that stage will we be informed if there are any specific allegations against us and then have the opportunity to defend ourselves. In the case of violations of European Union competition law, the European Commission has the power to impose fines which in the case of serious violations can be substantial.

Dividends

We paid a cash dividend of SEK 60 million, SEK 70 million and SEK 195 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Item 9.    The Offer and Listing

We issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002, $175 million 7½% Senior Notes due 2013 on December 2, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004. In 2004 and 2005 we repurchased $12 million and $6 milion principal amount of the 9 5/8% Senior Notes due 2012, respectively. Neither the shares of our common stock nor the Notes are listed on any securities exchange, nor quoted through any automated quotation system. In addition, we do not intend to list shares of our common stock or the Notes on any securities exchange or to seek approval for quotation through any automated quotation system.

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

General Meetings

Our Articles require an ordinary general meeting once a year within six months after the end of the fiscal year. Notice to convene the annual general meeting shall be given by announcement in Post- och Inrikes Tidningar and in Svenska Dagbladet or another national newspaper no earlier than six weeks and at the latest four weeks prior to the meeting. The agenda of the annual general meeting includes, among other things, the election of chairman of the meeting; preparation and confirmation of the electoral register; presentation of the annual financial report, auditors' report and, if applicable, the consolidated financial report and the consolidated auditors' report; and election of the board of directors, auditors and deputy director. Anyone entitled to vote, or such person's representative, may participate and vote at the meeting.

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

Material Contracts

2004 revolving credit facility.    On December 8, 2004, SIBV and Stena (Switzerland) AG (SSAG) entered into a $ 1 billion secured revolving credit facility with a syndicate of financial institutions, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ.), Nordea Bank AB (publ.), Citigroup Global Markets LTD., DnB Nor Bank ASA and HSBC Bank plc act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The revolving credit facility was made available for the purposes of refinancing SIBV's existing debt, including the 2002 and 2001 revolving credit facilities together with certain other vessel financings, and to provide financing for general corporate purposes. SIBV's and SSAG´s obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

The final maturity of the revolving credit facility is December 8, 2011. The amount available under the facility will be reduced by $50 million on each of the dates falling 66, 72 and 78 months after signing of the facility.

Borrowings under the revolving credit facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin which ranges from 0.75% to 0.875% depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility gives the option to drawdown advances for periods of one, two, three or six months, or for other periods with the consent of the lenders. Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

The obligations of SIBV and SSAG under the revolving credit facility are secured by among other things, first priority security interests on the Stena Shipper, Stena Dee, Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Pride of Aquitaine, Stena Don, Mont Ventoux, Stena Baltica, Stena Carisma, Stena Danica, Stena Discovery, Stena Europe, Stena Forecaster, Stena Forerunner, Stena Foreteller, Stena Germanica, Stena Scandinavica, Stena Scanrail, Stena Searider, Stena Seatrader,Svealand, Linkspan 1, Linkspan 2, Newbuilding 407 A and Newbuilding 407 B. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within twelve months, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of 115% of debt secured by a first mortgage therein) to 140% of the facility amount.

The revolving credit facility imposes various financial and operating covenants upon us and certain of our subsidiaries. Among other things, the principal financial covenants (i) require us to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and cash equivalents of not less than $50 million, (iii) require our net debt to be no greater than 65% of the capitalisation, and (iv) require us to maintain ownership of the security parties which, at the date of execution of the credit facility agreement, are members of the Stena AB group.

As of December 31, 2004, the amount of indebtedness under the revolving credit facility was $627 million with $11 million being used in connection with guarantees and letters of credit.

Stena Adactum secured bank facility.    On October 16, 2003, our subsidiary, Stena Adactum AB, entered into a SEK 500 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility was made available for the purposes of refinancing Stena Adactum's debts which were incurred to purchase marketable Swedish securities and to finance or refinance Stena Adactum's future purchases of marketable Swedish securities. The facility matures on October 16, 2006. It bears interests at a rate based on the Stockholm Interbank Offered Rate plus an applicable margin of 1.25%. Stena Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The facility includes a cross-default provision which provides that an event of default occurs if we, Stena Adactum, or any present or future subsidiary of Stena AB fails to pay their respective indebtedness when due in respect of such debt that exceeds $15 million. As of December 31, 2004, SEK 160 million was utilized.

9 5/8% Senior Notes, 7½% Senior Notes and 7% Senior Notes.    As of April 30, 2005, we had $182 million principal amount of 9 5/8% Senior Notes due 2012 outstanding, $175 million principal amount of 7½% Senior Notes outstanding due 2013 and $250 million principal amount of 7% Senior Notes due 2016 outstanding. The 9 5/8% Senior Notes, issued in November 2002, mature on December 1, 2012, and interest is payable semi-annually on June 1st and December 1st of each year. The 9 5/8% Senior Notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2007. The 7½% Senior Notes, issued in November 2003, mature on November 1, 2013, and interest is payable semi-annually on May 1 and November 1 of each year. The 7½% Senior Notes are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The 7% Senior Notes, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The 7% Senior Notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2009. The Indentures governing the Notes contain certain covenants with respect to, among others, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB's other unsubordinated indebtedness. Since Stena AB is a holding company and all of our operations are conducted through our subsidiaries, the Notes are structurally subordinated to all existing and future liabilities (including trade payables) of the subsidiaries, including those under the revolving credit facilities.

Change of control

The 2004 revolving credit facility as well as certain vessel financings provide that the failure of immediate members of the Olsson family or their legal representatives to own at least 75% of the voting equity in Stena AB, which failure is not cured within 90 to120 days, triggers a mandatory prepayment of all outstanding advances and the termination of the facility unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in SIBV and/or SSAG, then all amounts outstanding under the 2004 revolving credit facility become immediately payable on demand, and upon such demand the facility terminate. In addition, the SEK 500 million Stena Adactum facility will become payable on demand if Stena AB ceases to own, directly or indirectly, 100% of the equity in Stena Adactum.

The Indentures governing our 9 5/8% Senior Notes, our 7½% Senior Notes and our 7% Senior Notes require Stena AB to make an offer to purchase all notes outstanding under such Indenture at 101% of their principal amount if shareholders ultimately controlled by the Olsson family do not directly or indirectly beneficially own or control more than 50% of the voting equity in Stena AB.

Other

Property-related debt.    As of December 31, 2004, we have bank mortgage loans on the real estate, buildings and land in our real estate business segment of approximately SEK 11.7 billion that are denominated in SEK and EUR and bear interest at rates from 2.5% to 6.4 % with maturities through 2035.

Other.    As of December 31, 2004, we were obligated with respect to lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 1.7 billion. These are denominated in US dollars, British pounds, euros and SEKs.

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

After taking into account hedging instruments as above, we recorded net translation exchange gains/(losses) of SEK (17) million and SEK (115) million for the financial years ended December 31, 2003 and 2004, respectively. This equals 0.1% and 0.3% of total assets of SEK 30,127 million and SEK 41,848 million as of December 31, 2003 and 2004, respectively.

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

The book value of our net assets of foreign subsidiaries, as of December 31, 2003 and 2004, was approximately SEK 9,122 million and SEK 9,416 million, respectively. The net assets are expressed mainly in euros, British pounds and US dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our foreign subsidiaries would affect our stockholders' equity as of December 31, 2004 by SEK 94 million. In 2004, our stockholders' equity decreased by SEK 211 million due to exchange rate differences (see also Note 18 to our Consolidated Financial Statements).

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

We recorded net gains from currency trading activities of SEK 10 million and SEK 8 million for the financial years ended December 31, 2003 and 2004, respectively.

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

At the end of 2004, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest bearing debt consisted of approximately 55% floating rate borrowings and 45% fixed rate bond loans and property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2004 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity Price Risk

At December 31, 2004, fair value of our marketable securities (except bonds) and short-term investments (except restricted cash) amounted to SEK 1.9 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 19 million. Movements in fair value of investments in shares will not, however, under Swedish GAAP result in any immediate change to our financial statements except when the fair value is less than the cost of acquisition. Gains are deferred until realized under Swedish GAAP.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Evaluation of Controls and Procedures.    An evaluation of our disclosure controls and procedures was conducted as of December 31, 2004 (the "Evaluation Date") under the supervision of our Chief Executive Officer and Chief Financial Officer.

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

Effectiveness of Disclosure Controls.    Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date and subject to the limitations discussed above, our disclosure controls and procedures are effective.

Changes in Internal Controls.    Since the Evaluation Date, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

We do not have a separate audit committee and, consequently, our entire Board of Directors fulfills audit committee functions. On April 23, 2004, the Board of Directors of Stena AB determined that Svante Carlsson qualifies as an "audit committee financial expert" within the meaning of Item 16A of Form 20-F. Mr. Carlsson is our Chief Financial Officer, an Executive Vice President of Stena AB and a member of our Board of Directors and is therefore not "independent".

Item 16B.    Code of Ethics

On April 23, 2004, our Board of Directors adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Controller and Chief Accounting Officer. A copy of the Code of Ethics is filed as an exhibit to the Annual Report filed June 14, 2004.

Item 16C.    Principal Accountant Fees and Services

Fees and Services

Aggregate fees for professional services rendered by our principal accounting firm KPMG for the years ended December 31, 2003 and 2004 were:

	2003	2004
Audit fees	21	16
Audit related fees	6	2
Tax fees	11	13
All other fees	2	6
Total	40	37

The audit fees for the years ended December 31, 2003 and 2004 were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. In addition, audit fees for the year ended December 31, 2004 include fees related to our offering of 7% Senior Notes due 2016 and audit fees for the year ended December 31, 2003 include fees related to our offering of 7½% Senior Notes due 2013.

The audit related fees for the years ended December 31, 2003 and 2004 include fees concerning accounting practices and standards.

Tax fees for the years ended December 31, 2003 and 2004 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The all other fees category for the year ended December 31, 2003 and 2004 includes fees primarily related to other general consulting.

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

During 2004, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report.

Exhibit
Number

1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002 (the "2002 Registration Statement")).*

2.1	Indenture dated as of November 27, 2002 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the Company's 9 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to the 2002 Registration Statement).*

2.2	Indenture dated as of December 2, 2003 between the Company and JPMorgan Chase Bank, as trustee, relating to the Company's 7½% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-4 (file number 333-111353) filed with the SEC on December 19, 2003 (the "2003 Registration Statement")).*

2.3	Indenture dated as of November 23, 2004 between the Company and JPMorgan Chase Bank, N.A., as trustee relating to the Company's 7½% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-4 (file number 333-121464) filed with the SEC on December 20, 2004 (the "2004 Registration Statement")). *

4.1	Facility Agreement dated December 8, 2004, between Stena International BV and Stena (Switzerland) AG as Borrowers and Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank Plc, J.P. Morgan Plc, Nordea Bank Sveriga AB publ, and Svenska Handelsbanken AB publ.**

4.2	Supplement No. 1 to $1 billion Facility Agreement dated 8 December 2004.**

4.3	Registration Rights Agreement, dated November 27, 2002, between the Company, J.P. Morgan Securities Inc., ABN AMRO Incorporated, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Registration Statement).*

4.4	Registration Rights Agreement, dated December 2, 2003, between the Company, J.P. Morgan Securities Inc., ABN AMRO Bank N.V., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2003 Registration Statement).*

4.5	Registration Rights Agreement, dated November 23, 2004 between the Company and J.P.Morgan Securities Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.3 to the 2004 Registration Statement).*

8	List of Subsidiaries of the Company.**

11.	Code of Ethics relating to the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Stena AB (publ.) (incorporated by reference to Exhibit 11 to the Company's annual report on Form 20-F filed with the SEC on June 14, 2004.)*

12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated June 22, 2005.**

12.2	Certification of Svante Carlsson, Chief Financial Officer of Stena AB, dated June 22, 2005.**

13.1	Certification of Chief Executive Officer and Chief Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	Previously filed with the SEC and incorporated herein by reference.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 22, 2005   STENA AB (publ)

By: /s/ Dan Sten Olsson Name: Dan Sten Olsson Title: Chief Executive Officer
By: /s/ Svante Carlsson Name: Svante Carlsson Title: Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements — Stena AB (publ)

Report of Independent Registered Public Accounting Firm

The Board of Directors,
Stena AB (publ)

We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2004 and the related consolidated statements of changes in stockholders equity for each of the years in the two year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004 in conformity with generally accepted accounting principles in Sweden.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2004, Stena AB (publ) prospectively adopted the Swedish Financial Accounting Standards Council's Recommendation – RR 29 Employee benefits and adopted an accounting standard to consolidate certain financial investments in accordance with the equity method.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is summarized in Note 31 to the consolidated financial statements.

Gothenburg, Sweden
April 22, 2005	/s/ Thord Elmersson Thord Elmersson Authorized Public Accountant, KPMG Bohlins AB

Consolidated Income Statements
Years ended December 31, 2002, 2003 and 2004

		2002	2003	2004	2004
	Note	SEK	SEK	SEK	USD
	(In millions)				(unaudited- Note 1)
Revenues:	2
Ferry operations
Sales		8,486	8,597	9,024	1,353
Net gain on sale of vessels	3	20	50	11	2
Total ferry operations		8,506	8,647	9,035	1,355
Drilling		2,079	1,601	1,429	214
Shipping
Operations		1,812	2,242	3,492	524
Net gain on sale of vessels	3	28	64	645	97
Total shipping		1,840	2,306	4,137	621
Property
Operations		886	932	1,357	203
Net gain on sale of properties	3	104	126	110	16
Total property		990	1,058	1,467	219
Other		10	7	653	98
Total revenues		13,425	13,619	16,721	2,507
Direct operating expenses:
Ferry operations		(6,264)	(6,443)	(6,707)	(1,006)
Drilling		(949)	(810)	(946)	(142)
Shipping		(1,451)	(1,698)	(2,212)	(332)
Property		(356)	(382)	(509)	(76)
Other				(569)	(85)
Total direct operating expenses		(9,020)	(9,333)	(10,943)	(1,641)
Selling and administrative expenses	4	(1,468)	(1,522)	(1,761)	(264)
Depreciation and amortization	2	(1,764)	(1,742)	(1,790)	(268)
Total operating expenses		(12,252)	(12,597)	(14,494)	(2,173)
Income from operations		1,173	1,022	2,227	334
Share of affiliated companies' results	5	51		17	3
Gain on sale of affiliated company	5	601
Financial income and expense:
Dividends received		15	39	36	5
Gain (loss) on securities, net	6	(77)	185	862	129
Interest income		212	85	138	21
Interest expense		(1,036)	(824)	(980)	(147)
Foreign exchange gains (losses), net	7	29	27	(107)	(16)
Other financial income (expense), net	8	32	(18)	149	22
Total financial income and expense		(825)	(506)	98	14
Minority interest	3	1	2	(57)	(8)
Income before taxes		1,001	518	2,285	343
Income taxes	9	30	1	(5)	(1)
Net income		1,031	519	2,280	342

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated balance sheets
December 31, 2003 and 2004

		2003	2004	2004
	Note	SEK	SEK	USD
			(In millions)	(unaudited- Note 1)
ASSETS
Noncurrent assets:
Intangible assets	10	11	410	61
Tangible fixed assets:	11
Vessels		13,208	12,747	1,911
Construction in progress		589	501	75
Equipment		592	587	88
Property		7,625	18,699	2,804
Total tangible fixed assets		22,014	32,534	4,878
Financial fixed assets:
Investment in affiliated companies	5		120	18
Marketable securities	12	2,522	1,539	231
Other noncurrent assets	13	861	1,108	166
Total financial fixed assets		3,383	2,767	415
Total noncurrent assets		25,408	35,711	5,354
Current assets:
Inventories		235	226	34
Trade debtors	14	895	953	143
Other receivables	14	673	764	115
Prepaid expenses and accrued income	15	870	819	123
Short-term investments	16	328	995	149
Cash and cash equivalents	17	1,718	2,380	357
Total current assets		4,719	6,137	921
Total assets		30,127	41,848	6,275
Stockholders' Equity and Liabilities
Stockholders' equity:	18
Capital stock		5	5	1
Restricted reserves		583	763	114
Total restricted equity		588	768	115
Retained earnings		10,363	10,154	1,523
Net income		519	2,280	342
Total unrestricted reserves		10,882	12,434	1,865
Total stockholders' equity		11,470	13,202	1,980
Provisions:	19
Deferred income taxes		961	2,097	314
Pension liabilities		86	399	60
Other		100
Total provisions		1,147	2,496	374
Noncurrent liabilities:
Long-term debt	20	10,423	17,421	2,612
Senior Notes	21	2,699	4,088	613
Capitalized lease obligations	22	1,329	1,259	189
Other noncurrent liabilities	23	174	143	21
Total noncurrent liabilities		14,625	22,911	3,435
Current liabilities:
Short-term debt	20	331	218	33
Capitalized lease obligations	22	44	38	6
Trade accounts payable		436	503	75
Income tax payable		31	120	18
Other		323	461	69
Accrued costs and prepaid income	24	1,720	1,899	285
Total current liabilities		2,885	3,239	486
Total stockholders' equity and liabilities		30,127	41,848	6,275
Pledged assets	25	20,995	28,782	4,316
Commitments and contingent liabilities	25	2,361	3,904	585

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statements of changes in stockholders' equity

	Capital stock	Restricted reserves	Unrestricted reserves	Total
		(SEK in millions)
Balance as of December 31, 2002	5	626	10,958	11,589
Dividend paid			(60)	(60)
Transfer to charitable trust			(5)	(5)
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)	(573)
Total changes in equity before net income		(43)	(595)	(638)
Net income			519	519
Balance as of December 31, 2003	5	583	10,882	11,470
Change of accounting principles			(257)	(257)
Dividend paid			(70)	(70)
Transfer to charitable trust			(10)	(10)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)	(211)
Total changes in equity before net income		180	(728)	(548)
Net income			2,280	2,280
Balance as of December 31, 2004	5	763	12,434	13,202

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statements of cash flows
Years ended December 31, 2002, 2003 and 2004

		2002	2003	2004	2004
	Note	SEK	SEK	SEK	USD
		(In millions)		(unaudited- Note 1)
Net cash flows from operating activities:
Net income		1,031	519	2,280	342
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	1,764	1,742	1,790	268
Share of affiliated companies' results		(51)		(17)	(3)
(Gain) on sale of affiliated company		(601)
(Gain)/loss on sale of tangible fixed assets	3	(151)	(241)	(763)	(114)
(Gain)/loss on securities, net		77	(185)	(862)	(129)
Unrealized foreign exchange (gains)/losses		412	268	(144)	(22)
Deferred income taxes	9	(59)	(59)	(128)	(19)
Minority interests		(1)	(2)	57	9
Other non cash items		(2)	(51)	14	2
Net cash flows from trading securities		42	11	(605)	(91)
Cash flow from operations before changes in working capital		2,461	2,002	1,622	243
Changes in working capital:
Receivables		(274)	542	2
Prepaid expenses and accrued income		48	(36)	(311)	(47)
Inventories		11	(1)	(43)	(6)
Trade accounts payable		154	(101)	33	5
Accrued costs and prepaid income		(288)	36	(20)	(3)
Income tax payable		(102)	(38)	52	8
Other current liabilities		133	(614)	63	9
Net cash provided by operating activities		2,143	1,790	1,398	209
Net cash flows from investing activities:
Purchase of intangible assets				(174)	(26)
Cash proceeds from sale of tangible fixed assets	3	986	1,179	2,565	385
Capital expenditure on tangible fixed assets	2	(2,359)	(3,148)	(3,343)	(501)
Purchase of subsidiary, net of cash acquired				(3,917)	(588)
Proceeds from sale of subsidiary				587	88
Proceeds from sale of affiliated company		2,711
Proceeds from sale of securities		557	1,377	4,239	635
Purchase of securities		(735)	(2,741)	(2,543)	(381)
Increase of noncurrent assets		(39)	(231)	(255)	(38)
Decrease of noncurrent assets		22		18	3
Other investing activities		(207)	8	22	3
Net cash (used in)/provided by investing activities		936	(3,556)	(2,801)	(420)
Net cash flows from financing activities:
Proceeds from issuance of debt		3,062	2,260	3,250	487
Principal payments on debt		(4,790)	(4,502)	(1,963)	(294)
Net change in borrowings on line-of-credit agreements		(1,289)	1,416	1,401	210
Proceeds from new capitalized lease obligations		343	1,167
Principal payments on capitalized lease obligations		(301)	(64)	(42)	(6)
Net change in restricted cash accounts		(10)	1,695	(10)	(1)
Other financing activities		(179)	(528)	(572)	(86)
Net cash provided by/(used in) financing activities		(3,164)	1,444	2,064	310
Effect of exchange rate changes on cash and cash equivalents		3	(60)	1
Net change in cash and cash equivalents		(82)	(382)	662	99
Cash and cash equivalents at beginning of year		2,182	2,100	1,718	258
Cash and cash equivalents at end of year		2,100	1,718	2,380	357

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2002, 2003 and 2004

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

Solely for the convenience of the reader, the 2004 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2004 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 6.6687.

New accounting principles in 2004

As of January 1, 2004, the Company has adopted the new standard RR29 Employee Benefits. This has resulted in increased pension liabilities of SEK 328 million, decreased deferred tax liabilities of SEK 165 million and decreased prepaid expenses of SEK 226 million, giving a total net of SEK 389 million, which has reduced the opening balance of retained earnings.

As of January 1, 2004, the Company has also consolidated two financial investments according to the equity method. Total realized results up to the end of 2003 of SEK 132 million have been included as an adjustment of investments and increased retained earnings as of January 1, 2004.

The accounts of previous years have not been restated.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or in another way has a controlling influence. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method, whereby any excess values are allocated to the underlying assets up to market value and any further excess value is accounted for as goodwill. These allocations can be adjusted in arrears to reflect the conditions at the time of acquisitions. Such adjustments are to be introduced without delay but no later than in the financial year following the acquisition.

Foreign exchange

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity.

Assets and liabilities in foreign currency in a legal entity are translated at year end exchange rates. Any resulting exchange differences on bank loans etc are accounted for as financial income/expense while any differences from cash paid or received in foreign currencies are included in the operating result.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

The following exchange rates have been used for consolidation purposes:

	Average rates			Closing rates
	2003	2004	%	2003	2004	%
USD	8.0894	7.4960	(7%)	7.2750	6.6125	(9%)
GBP	13.1946	13.4560	2%	12.9125	12.7100	(2%)
EUR	9.1250	9.1268	—	9.0940	9.0070	(1%)

Investment in associated companies

The equity method of accounting is used in companies in which the Company owns shares representing between 20% and 50% of the voting rights and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these associated companies' results in the consolidated income statement as Share of affiliated companies' results or in Direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

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

Revenue recognition

The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly within the charter period. Provision is made in advance for any on-going loss contracts. Revenues from the Company's ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered. Rental income from the Company's real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases. All revenues are accounted for when the economic benefit can be accurately calculated net after any discounts. Sale of vessels and properties are accounted for at delivery, when all main risks and benefits are transferred to the buyer.

Sale of vessels and properties

Net gain (loss) on sale of vessels and properties are included as a component of revenues. Assets sold but not yet delivered are shown at net book value and are classified as current assets if financed by short-term borrowings.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

Depreciation and amortization

Tangible fixed assets are depreciated over their total estimated economic useful lives using the straight-line method from the date when the asset is ready for use over the following periods:

Drilling rigs	10-20 years
Crude oil tankers	20 years
RoRo vessels	20 years
RoPax vessels	20 years
HSS vessels and other fast ferries	20 years
Ferries	25 years
Buildings for own use	50 years
Equipment	3-5 years

Properties included in the Company's real estate operations are depreciated at 1% annually based upon acquisition values.

As of January 1, 2004, the Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been extened by 5 years for tankers, RoRo vessels and one drilling rig. In addition, the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives and where recent investments are made. If the original depreciation periods had been used in 2004, there would have been additional depreciation expense of SEK 248 million.

Intangible assets are normally amortized over 5 years but up to 10 years in cases where the economic life is estimated accordingly. This relates to investments in ferry routes and trademarks, that are entered into on a long term basis, and to special purpose-built software systems, that based on experience have a useful life exceeding 5 years.

Interest expense

Interest expense is accounted for in the the period to which it relates. Interest expense during construction of vessel newbuildings is capitalized as part of the cost of investment. Direct costs for raising new loans or credit facilities are capitalized and amortized over the life of the underlying credit.

Financial instruments

To qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. Unrealized gains are deferred and recognized only when realized while unrealized losses are recorded in the income statement. It is the Company's policy that terms and contractual maturities of financial instruments which are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

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

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

Realized gains and losses that result from the early termination of financial instruments are deferred and included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any related financial instrument is then marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on sale or settlement of the underlying item.

Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense over the term of the agreement.

Foreign exchange risk management

Translation exposure from net assets in foreign subsidiaries (Equity exposure) — Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure is taken directly to stockholders' equity to match the exchange difference of the related net investment in the foreign subsidiary.

Translation exposure — Monetary assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year end exchange rates and any foreign exchange rate forwards, currency swaps or options contracts used as hedges of such items are equally marked to market at the same rate and the results thereto are recorded as an adjustment of the value of the underlying asset or liability. Any premiums or discounts from foreign exchange or swap contracts are recognized as an adjustment of the Company's net interest expense.

Transaction exposure — Realized results from foreign exchange forward contracts or from currency option contracts, including premiums paid or received, that are used to hedge firm committments or anticipated transactions in foreign currency are deferred and recognized as an adjustment of such transaction when it actually occurs. Any premiums or discounts from foreign exchange or currency swap contracts are included in the operating result.

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

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

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

Accounting for subsidies

Subsidies received in connection with the acquisition of vessels and properties are deducted from the cost of the investment while subsidies related to operations reduce the corresponding costs.

Intangible assets

Goodwill in connection with the acquisition of companies and investments in special administrative software are included as intangible fixed assets and accounted for at cost less accumulated amortization. Internally generated direct costs in connection with such investments are recorded as cost.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet when the economic benefit to the Company can be established and the cost can be properly calculated.

Property, vessels and equipment are recorded at cost less accumulated depreciation. Extra depreciation is recorded on impairment, if deemed to be permanent. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until the next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to their annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

On-going projects include advance payments made as well as other direct and indirect project costs including capitalized interest costs, using the Company's current available rate of borrowing for the applicable project. All other interest costs are expensed in the income statement.

Properties are split into real estate and buildings. Buildings refer to buildings for use by the Company in its own business.

Impairment of tangible fixed assets and intangible assets

The carrying values of tangible fixed assets and intangible assets are reviewed on an on-going basis. The Company uses appraisals carried out by independent international vessel brokers for such reviews. For properties, estimates are based on internal valuations. Should a review indicate that the carrying value of an asset may not be recoverable, discounted cash flows based upon current interest rates and future expected earnings are used as primary indicators of potential impairment. Assets having a direct joint income, e.g. a ferry route, is the smallest cash generating unit used. If, at balance sheet date, an asset has been impaired, the recoverable amount of the asset is estimated. The asset is written down to its estimated fair value. A similar approach is used for intangible assets.

Leasing

When the Company enters into a lease or other similar arrangement which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

lease. Such leased assets are classified in the balance sheet as tangible fixed assets. The present value of the future minimum lease payments is recorded as a capital lease obligation. The assets are depreciated according to plan while rent payments are apportioned between the interest element which is charged to operations and the capital element that is recorded as a reduction of the capital lease obligation.

Other leased assets are recorded as operating leases. The lease charges for such leases are expensed in the period to which they relate.

Financial fixed assets

Investments in noncurrent securities are recorded at cost. For marketable securities, current values are established. For non-listed shares, available information is used to review the carrying value. A portfolio of similar assets is written down to its estimated fair value if the decrease in value is deemed to be permanent. Previously recorded write-downs are reversed when no longer appropriate.

Inventories

Inventories are carried at the lower of cost (FIFO) or market value after any obsolescence. Inventories mainly include bunker fuel, spare parts and merchandise for sale on-board as well as products for bars and restaurants on ferries.

Receivables

Trade debtors and other receivables are recorded at cost after reduction for doubtful receivables. Receivables due after more than 12 months are recorded as noncurrent.

Short-term investments

Short-term investments include marketable debt and equity securities and restricted cash blocked for guarantees and other obligations. Valuation is carried at the lower of cost (FIFO) or market value. Unrealized gains are not recognized. Unrealized losses are included in the income statement as part of gain (loss) on securities.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Provisions

As of 2004 the Company has adopted RR 29 Employee Benefits in its financial reporting. In accordance with the new standard, defined benefit plans are accounted for by the use of consistent principles.

Post-employment benefits, such as pensions and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans, which means that the obligations remain within the Company. Costs and the obligations at the end of the period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

The amount recognised in the balance sheet is the net total of the present value of the obligations and the fair value of plan assets as either a provision or a long-term financial asset. In those circumstances when a surplus in a plan can not be fully used, only the portion of the surplus that the enterprise can recover through decreased future contributions or repayments is recognised. Set-off of a surplus in a plan against a deficit in another plan is only allowed if an enterprise has the right to use a surplus in a plan to settle a deficit in another plan, or if the obligations are to be settled on a net basis.

The pension cost and the pension obligation for defined benefit pension plans is calculated annually by independent actuaries. The obligation consists of the present value of expected future payments. The most important actuarial assumptions are stated in note 19.

Actuarial gains and losses may result upon determination of the present value of the defined benefit obligation and the fair value of plan assets. These result either from differences between the actual return and expected returns, or changes in assumptions. The portion of the accumulated actuarial gains and losses at the end of the prior year, that exceeds 10% of the larger of the present value of the defined benefit obligation and the fair value of plan assets is recognised in the result over the expected average remaining service period of the employees participating in the plan. The accounting principle described above is only applied in the consolidated financial statements. The parent company and subsidiaries report defined benefit pension plans in accordance with local rules and guidelines in the respective country.

Senior notes and bank debt

Nominal amounts are recorded as debt in the balance sheet. Debt due within 12 months is included as current debt and remaining debt as noncurrent. Direct costs for raising new debt are deferred and amortized over the length of the credit.

Any prepayment of debt reduces the nominal amount as recorded. Premiums or discounts are recorded in the income statement.

Note 2    Segment information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property and finance. Ferry operations are performed through Stena Line in the Scandinavian, the North Sea and the Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs and is operated from Aberdeen in Scotland. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. The property operations relate to investments in residential and commercial real estate, principally in Sweden but partly also in The Netherlands, France and Germany. Bostads AB Drott, acquired in 2004, has all its operations in Sweden. Other business activities include financial activities and investments in other business areas through the unit Stena Adactum, as well as non-allocated central administration costs. A primary measure of profitability for all these segments is income from operations. There are no significant transactions between the operating segments.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Income from operations by segment:
Ferry operations	483	397	535
Net gain on sale of vessels	20	50	11
Total ferry operations	503	447	546
Drilling	278	(33)	(227)
Shipping:
Roll-on/Roll-off vessels	(13)	(47)	62
Net gain on sale of vessels		64	273
Total	(13)	17	335
Crude oil tankers	(7)	198	780
Net gain on sale of vessels	28		372
Total	21	198	1,152
Other shipping	(10)	3	(13)
Total shipping	(2)	218	1,474
Property:
Operations	397	399	499
Net gain on sale of properties	104	126	110
Total property	501	525	609
Other	(107)	(135)	(175)
Income from operations	1,173	1,022	2,227

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Depreciation and amortization by segment:
Ferry operations	801	811	864
Drilling	747	694	575
Shipping:
Roll-on/Roll-off vessels	124	121	100
Crude oil tankers	20	27	58
Other shipping	5	6	7
Total shipping	149	154	165
Property	62	77	153
Other	5	6	33
Total	1,764	1,742	1,790

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Depreciation and amortization expense consists of the following components:
Vessels	1,564	1,513	1,364
Equipment	49	65	90
Property	148	162	294
Total tangible fixed assets	1,761	1,740	1,748
Intangible assets	3	2	42
Total	1,764	1,742	1,790

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 140 million, SEK 176 million and SEK 91 million for the years ended December 31, 2002, 2003, and 2004, respectively.

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Capital expenditure by segment:
Ferry operations	891	1,577	721
Drilling	196	358	515
Shipping:
Roll-on/Roll-off vessels	341	542	616
Crude oil tankers	400	361	1,005
Other shipping	7	8	5
Total shipping	748	911	1,626
Property	519	288	459
Other	5	14	22
Total	2,359	3,148	3,343

Geographic information:

The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The ferry operations and the property operations are conducted in Scandinavia and the rest of Europe. The Company's drilling operations are conducted in the Norwegian sector (Scandinavia) and the UK sector (Europe, other) of the North Sea as well as in the Far East and other markets.

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Revenues:
Scandinavia	7,008	7,387	8,839
Europe, other	3,530	3,124	3,102
Other markets	1,047	802	734
Shipping	1,840	2,306	4,046
Total	13,425	13,619	16,721

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2003	2004
Identifiable assets:
Scandinavia	14,562	26,027
Europe, other	9,807	9,678
Other markets	3,146	3,681
Shipping operations	2,612	2,462
Total	30,127	41,848

Note 3    Sale of tangible fixed assets

		Year ended December 31,
(SEK in millions)		2002	2003	2004
Vessels	Cash proceeds from sale of vessels	648	735	2,069
	Net book value of vessels sold	(600)	(621)	(1,413)
	Net gain on sale of vessels	48	114	656
Equipment	Cash proceeds from sale of equipment	5	3	1
	Net book value of equipment sold	(6)	(2)	(4)
	Net gain (loss) on sale of equipment	(1)	1	(3)
Property	Cash proceeds from sale of property	333	441	495
	Net book value of property sold	(229)	(315)	(385)
	Net gain on sale of property	104	126	110
Total	Cash proceeds from sale of vessels, equipment and property	986	1,179	2,565
	Net book value of assets sold	(835)	(938)	(1,802)
	Total gain	151	241	763

The net gain on sale of vessels in 2004 includes 100% of the results from the sale of two vessels, each owned by companies that are 25% owned by the joint venture partner Fram Shipping. Fram Shipping's share of the gain is included in the income statement as minority interest.

Net gain (loss) on sale of equipment is included in operating expenses.

Note 4    Selling and administrative expenses

For the year ended December 31, 2004, selling and administrative expenses include SEK 226 million relating to administration expenses. Selling expenses include costs for doubtful receivables of SEK 8 million. For the year ended December 31, 2003, selling and administrative expenses included SEK 136 million of administration expenses and selling expenses included costs for doubtful receivables of SEK 10 million.

Fees and other remuneration to auditors and advisors are set forth below. Audit fees include audit of the financial statements, the accounts and the administration by the Board of Directors and the Managing Director, other activities that the auditor is required to perform and advice that the auditor may give based on the results of the audit.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 4    Selling and administrative expenses   —   continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
KPMG
Audit fees	17	21	16
Audit related fees	4	6	2
Tax fees	16	11	13
Other	2	2	6
Other auditors
Tax fees		5	8
Other			1
Total	39	45	46

Note 5    Affiliated companies

Investments in affiliated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See note 13.

Bostads AB Drott was acquired throughout 2004 and is accounted for as an affiliated company for the period mid-May to mid-August 2004. For this period, the Company's share of results amounted to SEK 19 million, which is included as additional investment in real estate. In the middle of August, more than 50% of the shares had been acquired by the Company and Bostads AB Drott was consolidated as a subsidiary.

In mid-July, the Company invested in the Swedish listed company Wilh. Sonessons AB (publ). The 23% investment is accounted for according to the equity method and is reported with a three month time lag. The result of SEK (2) million was included for the last quarter of 2004. The market value of the investment as of December 31, 2004 was SEK 124 million.

The investment in P&O Stena Line was sold in August 2002. The share of results amounted to SEK 51 million in 2002.

Note 6    Gain (loss) on securities, net

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Marketable securities
Proceeds	557	1,377	4,239
Gross gains	38	273	1,135
Gross losses	(105)	(113)	(307)
Total net gain (loss)	(67)	160	828

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 6    Gain (loss) on securities, net   —   continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Short-term investments
Proceeds	2,464	2,808	4,504
Gross gains	84	70	91
Gross losses	(94)	(45)	(57)
Total net gain (loss)	(10)	25	34
Total net gain (loss) on securities	(77)	185	862

Note 7    Foreign exchange gains (losses)

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Currency trading activities, net	45	10	8
Translation differences	(16)	17	(115)
Total	29	27	(107)

Foreign exchange gains (losses) consist of gains and losses incurred in connection with the Company's foreign currency trading activities (see Note 26) and gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

Note 8    Other financial income (expense)

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Release of reserve for ferry operations	174	120	100
Amortization of deferred financing costs	(56)	(50)	(76)
Bank charges	(20)	(21)	(12)
Result from other investments			122
Other items	(66)	(67)	15
Total	32	(18)	149

The reserve for ferry operations relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. See also Note 19. This excess value has been released from 2001 to 2004.

Deferred financing costs include costs for the issuances of senior notes, revolving credit facilities, finance leases etc. See note 13. All of these costs are amortized over the life of the borrowings.

Result from other investments relate to equities and bonds in the US. See note 12.

Note 9    Income taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Sweden	233	101	525
Rest of the world	116	417	1,743
Share of affiliated companies' results	51		17
Gain on sale of affiliated company	601
Total income before taxes	1,001	518	2,285

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 9    Income taxes   —   continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Current:
For the period, Sweden		(8)	(19)
Adjustments previous years, Sweden	(5)		(6)
For the period, Rest of the world	(32)	(56)	(114)
Adjustments previous years, Rest of the world	8	6	6
Total current tax	(29)	(58)	(133)
Deferred:
For the period, Sweden	(17)	19	(378)
Adjustments previous years, Sweden	(38)	(12)	(56)
For the period, Rest of the world	43	(12)	101
Adjustments previous years, Rest of the world	71	64	461
Total deferred tax	59	59	128
Total income taxes	30	1	(5)

Cash paid for taxes in 2004 was SEK 13 million, as compared to SEK 32 million in 2003.

The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended December 31,
(Percentages)	2002	2003	2004
Statutory income tax rate	28	28	28
Differences in foreign tax rates	1	(33)	(6)
Taxes related to previous years	(14)	(2)	(6)
Losses not currently utilized	4	12	4
Expenses not deductible	4	7	3
Nontaxable gains on sale of affiliated company	(14)
Nontaxable income	(7)	(11)	(6)
Utilization of tax loss carryforwards		(2)	(1)
Restructuring			(17)
Share of affiliated companies' results	(3)	(4)	(1)
Other	(2)	5	2
Effective income tax rate	(3)	0	0

Restructuring refers to changes in the legal structure outside of Sweden, which has made it possible to release previously deferred tax liabilities included above as Adjustments previous years, Rest of the world.

Details of the deferred tax balances and the principal sources of temporary differences are provided in Note 19.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 10     Intangible fixed assets

(SEK in millions)	Goodwill	Other intang. assets	Total
Acquisition cost at the beginning of year		55	55
Purchase of company	121		121
Additions	64	123	187
Disposals		(9)	(9)
Transfers		223	223
Translation differences	(2)		(2)
Acquisition cost at the end of year	183	392	575
Accumulated amortization at the beginning of year		(44)	(44)
Disposals		8	8
Transfers		(87)	(87)
Current year amortization	(18)	(24)	(42)
Accumulated amortization at the end of year	(18)	(147)	(165)
Net book value at the beginning of year		11	11
Net book value at the end of year	165	245	410

Goodwill regarding purchase of company refers to the acquisition of the flower business "Blomsterlandet" and is amortized over 10 years. Goodwill related to the acquisition of ferry routes in the Irish Sea is amortized over 7 years. Other intangible fixed assets include a new on-line reservation system in the ferry operations, which is amortized over 7 years. Tranfers relate to reclassification of items previously accounted for as equipment.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 11    Tangible fixed assets

The movements during the year ended December 31, 2004 are as follows:

(SEK in millions)	Vessels	Construction in progress	Equipment	Property	Total
Acquisition cost at the beginning of year	18,648	589	726	8,158	28,121
Purchase of company			25	11,298	11,323
Other additions	2,244	489	120	490	3,343
Disposals	(1,794)	(175)	(104)	(423)	(2,496)
Transfers	352	(344)	(140)	4	(128)
Translation differences	(828)	(58)	(29)	(51)	(966)
Acquisition cost at the end of year	18,622	501	598	19,476	39,197
whereof capitalized interest	600	12			612
Accumulated depreciation at the beginning of year	(5,440)		(134)	(533)	(6,107)
Disposals	556		100	38	694
Re-classification	(23)				(23)
Translation differences	389		11	12	412
Transfers	7		102		109
Current year depreciation	(1,364)		(90)	(294)	(1,748)
Accumulated depreciation at the end of year	(5,875)		(11)	(777)	(6,663)
Net book value at the beginning of year	13,208	589	592	7,625	22,014
Net book value at the end of year	12,747	501	587	18,699	32,534

The insured value of the whole vessel fleet as of December 31, 2004 was SEK 14,280 million, to be compared to SEK 16,068 million as of December 31, 2003.

As of December 31, 2004, Construction in progress included eight newbuildings. Two RoRo vessels have been ordered from a shipyard in Norway for delivery in 2006. Two Product tankers are under construction in Croatia for delivery in 2005. In 2003, the Company ordered two Panamax tankers from China for delivery in 2005 to 2006. Finally, two Aframax tankers are under construction in Korea for delivery in 2005 and 2006. In total, the contract amount with the shipyards amounts to SEK 2,358 million.Yard payments of SEK 472 million, interest expense of SEK 12 million and other capitalized costs of SEK 17 million are included in Construction in progress as of December 31, 2004.

The amount of interest capitalized on construction in progress was SEK 26 million, SEK 15 million and SEK 14 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 11    Tangible fixed assets — continued

Accumulated depreciation for vessels include revaluations as follows:

MSEK	Write-ups	Write- downs	Depreciation	Total
Accumulated depreciation at the beginning of year	19	(45)	(5,414)	(5,440)
Disposals			556	556
Re-classification			(23)	(23)
Translation differences	(2)		391	389
Transfers			7	7
Current year depreciation	(2)	6	(1,368)	(1,364)
Accumulated depreciation at the end of year	15	(39)	(5,851)	(5,875)

Property is specified as follows:

(SEK in millions)	Real estate	Buildings and land	Total
Acquisition cost at the beginning of year	6,462	1,696	8,158
Purchase of company	11,245	53	11,298
Other additions	457	33	490
Disposals	(344)	(79)	(423)
Transfers	4		4
Translation differences	(22)	(29)	(51)
Acquisition cost at the end of year	17,802	1,674	19,476
Accumulated depreciation at the beginning of year	(308)	(225)	(533)
Disposals	(17)	55	38
Translation differences	1	11	12
Current year depreciation	(151)	(143)	(294)
Accumulated depreciation at the end of year	(475)	(302)	(777)
Net book value at the beginning of year	6,154	1,471	7,625
Net book value at the end of year	17,327	1,372	18,699

Real estate relates to the commercial properties operated by the business area Stena Fastigheter. The total estimated market value for the real estate as of December 31, 2004 exceeds the net book value. Out of the net book value as of December 31, 2004 for real estate, SEK 15,602 million relates to Swedish properties, of which land accounted for SEK 2,164 million. The tax assessment value for these properties amounted to SEK 11,685 million, out of which land accounted for SEK 4,166 million. Out of the net book value as of December 31, 2003, SEK 4,734 million related to Swedish properties, of which land accounted for SEK 613 million. The tax assessment value for these properties last year amounted to SEK 4,801 million, out of which land accounted for SEK 1,224 million. In connection with acquisitions of real estate in 2004, government grants of SEK 17 million have been received, which have decreased the acquisition cost of real estate.

Buildings and land represent the group´s assets used in its business including office buildings, ferry terminals etc.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 12    Marketable securities

The carrying value of investments in marketable securities classified as noncurrent consist of the following:

	As of December 31,
	2003	2003	2004	2004
(SEK in millions)	Book value	Fair value	Book value	Fair value
Bonds	725	743	893	905
Strategic equity shares	1,797	2,495	646	918
Total	2,522	3,238	1,539	1,823

The book value for bonds in 2004 include SEK 448 million relating to investments in two portfolios of equities and bonds through Canyon Capital. The balance of these investments is included as non-listed shares in note 13. The results of these portfolios is accounted for when realized.

Bonds with a book value of SEK 697 million as of December 31, 2004 have been pledged as security for bank debt. As of December 31,2003, bonds with a book value of SEK 35 million were pledged.

The movements in marketable securities for the year ended December 31, 2004 are as follows:

(SEK in millions)	FRNs and bonds	Strategic equity shares	Total
Investment at the beginning of year	725	1,797	2,522
Additions	653	1,890	2,543
Disposals	(444)	(3,005)	(3,449)
Write-down, reversed	3	38	41
Re-classification	57	(57)
Translation differences	(101)	(17)	(118)
Investment at the end of year	893	646	1,539

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 12    Marketable securities — continued

Strategic equity shares include long-term investments in listed shares as follows:

(SEK in millions)	No. of shares	Book value	Fair value
Held by parent company:
Bioinvent	850,000	7	8
Vitrolife	110,000	2	2
		9	10
Held by subsidiaries:
Gunnebo	5,289,120	273	440
Capio	367,100	26	29
Ballingslöv	2,134,426	125	209
Oriflame	50,000	78	78
Lukoil	252,500	108	125
Transneft	3,600	21	21
PPI forex fund		6	6
Total listed shares		646	918

Note 13    Other noncurrent assets

Other Noncurrent Assets

(SEK in millions)	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
At the beginning of year	25	311	395	130	861
Additions	15	15	394	101	525
Movements/Disposals	(25)	(98)	(33)	(76)	(232)
Revaluation			9		9
Re-classification		8	(12)		(4)
Translation differences		(3)	(44)	(4)	(51)
At the end of year	15	233	709	151	1,108

Deferred tax assets relate to unutilized tax losses carried forward.

Other receivables as of December 31, 2004 include a loan to a related party of SEK 10 million. See Note 29.

Shares include investments in non-listed shares and associated companies as below.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 13    Other noncurrent assets — continued

Shares are specified as follows:

(SEK in millions)		No. of shares % held	Book value
Held by parent company:
Alligator		613,334	18
Amplus		500,000	50
Merkant		150,000
Prostalund		609,303	31
Ram one		104,727	99
Univits		3,088,670	2
			200
Held by subsidiaries:
Örgryte Bostads AB & Co KB	Sweden		3
Partrederiet SUST I DA	Norway	50%	40
Partrederiet SUST III DA	Norway	50%	56
Ugland Stena Storage A/S (USS)	Norway	50%
Stena Ugland Shuttle Tanker Ltd (SUST)	Cayman Islands	50%
Austen Maritime Services Pte Ltd	Singapore	50%	2
Schiphol Real Estate CV	Holland		105
Chase Private Equity Fund	Cayman Islands		28
Canyon Capital	Cayman Islands		275
RoRo Partners Ltd	Bermuda	49%
Nordic Rio LLC	Marshall Islands	50%
Other shares
Total non listed shares			709

The SUST companies, USS and Austen Maritime are acounted for as other associated companies. The share of these companies' results is included in direct operating expenses. See note 5.

Note 14    Receivables

	As of December 31,
(SEK in millions)	2003	2004
Trade debtors	895	953
Related parties (Note 29)	243	260
Other receivables	430	504
Total	673	764

The total allowance for doubtful trade receivables was SEK 21 million at December 31, 2003 and SEK 26 million at December 31, 2004.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 15    Prepaid expenses and accrued income

	As of December 31,
(SEK in millions)	2003	2004
Prepaid expenses	606	317
Accrued income	264	502
Total	870	819

Note 16    Short-term investments

	As of December 31,
(SEK in millions)	2003	2004
Restricted cash	67	76
Marketable debt and equity securities	261	919
Total	328	995

Restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company. In addition, certain marketable debt and equity securities amounting to SEK 169 million at December 31, 2003 and SEK 738 million at December 31, 2004 have also been pledged for various long-term liabilities and commitments. See Note 25.

As of December 31, 2004, the market value of marketable debt and equity securities amounted to SEK 1,008 million, as compared to SEK 265 million as of December 31, 2003.

Marketable debt and equity securities includes the Company's investment of 5% in the shares of Arlington Tankers Ltd. See note 29.

Note 17    Cash and cash equivalents

	As of December 31,
(SEK in millions)	2003	2004
Cash	412	589
Short term deposits	1,306	1,791
Total	1,718	2,380

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

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

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 18    Stockholders' equity — continued

The changes in stockholders' equity for the period December 31, 2001 to December 31, 2004 are as follows:

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Net income	Total
Balance as of December 31, 2001	5	895	8,800	1,410	11,110
Allocation of last year's result			1,410	(1,410)
Dividend paid			(52)		(52)
Transfers between reserves		(226)	226
Exchange differences		(43)	(457)		(500)
Net income				1,031	1,031
Balance as of December 31, 2002	5	626	9,927	1,031	11,589
Allocation of last year's result			1,031	(1,031)
Dividend paid			(60)		(60)
Transfer to charitable trust			(5)		(5)
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)		(573)
Net income				519	519
Balance as of December 31, 2003	5	583	10,363	519	11,470
Allocation of last year's result			519	(519)
Change of accounting principles			(257)		(257)
Dividend paid			(70)		(70)
Transfer to charitable trust			(10)		(10)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)		(211)
Net income				2,280	2,280
Balance as of December 31, 2004	5	763	10,154	2,280	13,202

The board of directors of the Company has proposed that the stockholders approve at the forth-coming stockholders' meeting in 2005 a dividend of SEK 195 million and a transfer of SEK 30 million to the Sten A. Olsson Foundation for Culture and Science, established in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed more than SEK 110 million to the foundation and further support to this charitable trust is anticipated when needed.

The exchange differences relate to the impact of fluctuations of foreign currencies, in particular EUR, GBP and USD. See note 1. As of December 31, 2004, accumulated exchange differences since January 1, 2001 amount to SEK (1,284) million.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 19    Provisions

(SEK in millions)	Deferred income taxes	Pensions	Other provisions	Total
Opening balance	961	86	100	1,147
Transfers through income statement	(128)	(22)	(100)	(250)
Deferred income taxes in companies acquired	1,429			1,429
Change of accounting principles	(165)	328		163
Exchange differences		7		7
Closing balance	2,097	399	0	2,496

Provisions for pensions have increased in connection with the new standard RR 29 Employee Benefits. See note 1 and below.

The opening balance for Other provisions relate to a restructuring reserve for ferry operations. This provision was finally released in 2004. See note 7.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
(SEK in millions)	2003	2004
Deferred tax liabilities:
Tangible fixed assets	1,948	2,632
Financial fixed assets	57	2
Provisions	232	78
Other		98
Total deferred tax liabilities	2,237	2,810
Deferred tax assets:
Tangible fixed assets	137	90
Tax loss carryforwards	1,520	1,647
Financial fixed assets	59	144
Provisions	110	164
Other	19
Less deferred tax assets not recognized	(544)	(1,317)
Total deferred tax assets recognized	1,301	728
Net deferred tax liability	936	2,082
Out of which:
Deferred tax assets (Note 13)	25	15
Deferred tax liabilities	961	2,097
	936	2,082

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. Deferred taxes have not been provided on the undistributed earnings of subsidiaries because such earnings are not taxed or expected to be remitted in the foreseeable future.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 19    Provisions — continued

The Company's tax loss carryforwards are as follows:

	As of December 31,
(SEK in millions)	2003	2004
Sweden	2,455	1,655
Rest of the world	3,078	3,967
Total	5,533	5,622

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 365 million expire between 2005 and 2011.

Provisions for pensions and other provisions

Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Company. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. Defined benefits plans relate mainly to subsidiaries in the UK operations. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish ITP pension plan) and employees in The Netherlands.

As of 2004 the Company has adopted RR 29 Employee Benefits in its financial reporting. In accordance with the new standard, defined benefit plans are accounted for by use of consistent principles. In the financial reporting thru 2003, such plans were accounted for by applying the local rules and directives in each country. In accordance with the transition rules, a liability was established as of January 1, 2004, determined in accordance with RR 29, resulting in increased pension liabilities of SEK 328 million, decreased deferred tax liabilities of SEK 165 million and decreased prepaid expenses of SEK 226 million, resulting in a SEK 389 million reduction in retained earnings. Comparable figures for 2003 have not been restated. See note 1 for further information about the accounting principles. See also note 25.

The following tables disclose information about defined benefit plans. The information refers to assumptions applied for actuarial calculations, periodical costs and the value of obligations and plan assets at year-end. The tables also include a reconciliation of obligations and plan assets during the year and the difference between fair values and carrying amounts reported on the balance sheet date.

Assumptions applied for actuarial calculations %	2004 Sweden	2004 Great Britain	2004 Other Europe
Discount rate	5.00	4.75	5.25
Expected return on plan assets	N/A	4.25	7.10
Expected salary increases	3.00	3.50	3.75

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 19    Provisions — continued

Pension costs (SEK in millions)	Total
Current service costs	41
Interest costs	133
Expected return on plan assets	(143)
Pension costs for defined benefit plans	31
Pension costs for defined contribution plans	272
Total pension costs	303

Provision for pensions, net (SEK in millions)	Sweden	Great Britain	Other Europe	Total
Closing balance, December 31, 2003	86			86
Change of accounting principles	(1)	341	(12)	328
Opening balance, January 1, 2004	85	341	(12)	414
Current service costs	3	32	6	41
Interest costs	4	125	4	133
Expected return on plan assets		(138)	(5)	(143)
Payment of pension fees from the company		(65)	(5)	(70)
Benefit paid	(1)			(1)
Purchase of company	11			11
Other provisions	2			2
Provisions for pensions, net, December 31, 2004	104	295	(12)	387
Obligations in defined benefit plans	104	2,288	91	2,483
Fair value of plan assets		(2,000)	(105)	(2,105)

Net obligation before adjustments	104	288	(14)	378
Unrecognized (gains) and losses		(7)	(2)	(9)

Provision for pensions, net, December 31, 2004	104	295	(12)	387
whereof reported as
Prepaid expenses			12	12
Pension liabilities	104	295		399

Plan assets consist mainly of equities (58%) and bonds (39%).

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 20    Bank debt

(SEK in millions)	2003 Total	2004 Current	2004 Noncurrent	2004 Total
Property loans	4,920	26	11,723	11,749
Other loans	2,116	157	1,144	1,301
Revolving credit facilities	3,492		4,143	4,143
Other utilized bank credit lines	226	35	411	446
	10,754	218	17,421	17,639

Property loans consists principally of bank mortgage loans on real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and with maturities through 2010 and beyond. See repayment below.

Other loans consists of long term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and with maturities through 2019.

In December 2004, the Company replaced its $600 million and $275 million revolving credit facilities with a new $1 billion facility. The new credit facility expires in December 2011 but will be reduced, beginning in June 2009. Obligations under the facility are secured by mortgages on certain vessels, rigs, receivables and other assets. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2004, the utilized portion of the new facility was $638 million, of which $627 million was actually drawn and $11 million used for issuing of bank guarantees.

As of December 31, 2003, the total utilized portion of the old facilities was $494 million, of which $480 million was actually drawn and $14 million used for issuing of bank guarantees.

As of December 31, 2004 the Company had SEK 859 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 949 million as of December 31, 2003.

Repayment of bank debt is required according to the following schedule:

(SEK in millions)	Property loans	Other loans	Total
2005	26	192	218
2006	105	339	444
2007	215	190	405
2008	141	391	532
2009	251	85	336
2010 and thereafter	5,383	4,346	9,729
Not specified	5,628	347	5,975
Total	11,749	5,890	17,639

"Not specified" includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2005. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

Regarding assets pledged, see note 25.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 21    Senior notes

Since 1995, the Company is partly financed by Senior Notes issued in the US. The notes issued in 1995 and 1997 were redeemed in 2003. In November 2002, the Company issued $200 million of notes at an interest rate of 9.625% with maturity on December 1, 2012. As of December 31, 2004, the Company had repurchased $12 million of these notes. In December 2003, the Company issued $175 million of notes at an interest rate of 7.5% with maturity on November 1, 2013. In November 2004, the Company issued $250 million of notes at an interest rate of 7.0% with maturity on December 1, 2016.

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

Note 22     Leases

Company as lessee:

The operating lease obligations include chartering of crude oil tankers on a timecharter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of properties and ports.

Rental expense for operating leases were as follows:

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Rental expense	1,187	1,358	1,807

Two RoPax vessels and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of December 31, 2003 and 2004 amounted to SEK 1,725 million and SEK 1,680 million, respectively. The net book value related to these capital leases amounted to SEK 1 ,635 million as of December 31, 2003 and SEK 1,508 million as of December 31, 2004.

As of December 31, 2004 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

(SEK in millions)	Operating leases	Capital leases
2005	1,800	38
2006	1,095	36
2007	800	37
2008	394	37
2009	314	38
2010 and thereafter	865	1,111
Total minimum lease commitments	5,268	1,297

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 22     Leases — continued

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2004 was as follows:

(SEK in millions)	Cost	Accumulated depreciation	Net book value
Vessels	10,038	3,566	6,472
Real estate	18,431	1,108	17,323
Total	28,469	4,674	23,795

As of December 31, 2004 the future minimum rentals to be received under noncancellable operating leases were as follows:

(SEK in millions)	Vessels	Real estate	Total
2005	2,529	627	3,156
2006	1,185	542	1,727
2007	242	405	647
2008	180	305	485
2009	184	236	420
2010 and thereafter	229	195	424
Total minimum lease rentals	4,549	2,310	6,859

The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancelable within three months.

Note 23    Other noncurrent liabilities

	As of December 31,
(SEK in millions)	2003	2004
Prepaid income	59	56
Other liabilities	115	87
Total	174	143

Prepaid income as of December 31, 2004 includes SEK 44 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2003, these net proceeds amounted to SEK 51 million.

Repayment of noncurrent liabilities is required according to the following schedule:

(SEK in millions)	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	18	12	26	56
Other liabilities	9	3	75	87
Total	27	15	101	143

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 24    Accrued costs and prepaid income

	As of December 31,
(SEK in millions)	2003	2004
Accrued costs	1,533	1,598
Prepaid income	187	301
Total	1,720	1,899

Note 25    Pledged assets, commitments and contingent liabilities

Pledged assets

	As of December 31,
(SEK in millions)	2003	2004
Mortgages on vessels	14,455	13,648
Mortgages on properties	6,336	13,689
Reservation of title		10
Marketable securities	35	697
Short term investments	169	738
Total	20,995	28,782
Total bank debt and capitalized lease obligations	12,127	18,936

In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 1,800 million for 2005 and SEK 3,468 million from 2006. See Note 22.

As of December 31, 2004, eight vessels are included as newbuildings under Construction in progress. See Note 11. The total contract amount for these vessels amounts to SEK 2,358 million. Yard payments of SEK 472 million have been made in respect of these contracts.

Contingent liabilities

	As of December 31,
(SEK in millions)	2003	2004
Guarantees	1,246	2,559
Pension liabilities	1,035	1,166
Other contingent liabilities	80	179
Total	2,361	3,904

Guarantees include mainly newbuilding projects and capital leases.

To cover pension liabilities for employees on board vessels in UK ferry operations, Stena Line Ltd is a party to three different multi-employer industry schemes, out of which two schemes are defined benefit plans. Payments from each employer to the pension funds depend on the surplus or deficit in each of the funds. At present, it is not possible to identify the underlying assets and liabilities related to each employer on a reliable basis. Consequently, these plans are recorded as defined contribution plans and any future payments to cover deficits are recorded as contingent liabilities.

According to latest available actuarial calculations, the pension scheme for officers show a total deficit of SEK 2,466 million. It is not determined how this deficit is to be allocated between the

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 25    Pledged assets, commitments and contingent liabilities — continued

employers. A current legal case indicates the Stena Line Ltd portion to be 8.9%, equal to SEK 219 million. Payments of the deficit has not yet commenced.

The total deficit in the pension scheme for ratings is SEK 1,474 million in total, based upon latest available information dated March 31, 2003. The Stena Line Ltd portion amounts to 31.5%, equal to SEK 464 million. An additional amount of SEK 421 million has been recorded.

In September 2003, the European Commission commenced an investigation of a number of ferry operators in Scandinavia and the United Kingdom relating to alleged market sharing agreements and related illegal practices concerning fixing of prices etc. The Commission has not yet initiated any formal proceedings against the Company but has the power to impose fines which in the case of serious violations can be substantial.

Note 26    Financial instruments and risk management

The Company has operations and assets in a number of countries in and outside of Europe. Consequently, the Company's profits and revenues are affected, when measured in SEK, by fluctuations in currency exchange rates, primarily relative to the US dollar, the Euro and the British pound sterling. When the SEK appreciates against other currencies, the Company's profit from foreign operations, reported in SEK, may decrease. Likewise, when the SEK declines against other currencies, the Company's profit from foreign operations reported in SEK may increase. The Company also has exposure to market risks from changes in interest rates. Certain financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. The Company also maintains trading positions in a variety of financial instruments unrelated to its risk management activities which are also discussed below.

Notional Amounts and Credit Exposure

The notional amounts of derivative financial instruments presented in this Note represent face or contractual amounts and are therefore not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments which relate to interest rates, exchange rates, oil prices, securities prices, or financial and other indexes.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from nonperformance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

Interest Rate Risk Management

The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

	As of December 31,
(SEK in millions)	2003 Notional Amount	2003 Credit Exposure	2004 Notional Amount	2004 Credit Exposure
Interest rate swaps	6,890	—	4,548	—
Interest rate options	4,034	3	2,684	2

The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments to seek to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as of December 31, 2004 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 12,171 million as of December 31, 2004. The borrowings in this debt portfolio are denominated primarily in USD, EUR and SEK and have maturity dates ranging from 2005 to 2028. As of December 31, 2004, the interest rates ranged from 2.55% to 9.63%.

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

The Company uses interest rate swaps to seek to achieve a desired interest rate on a portfolio of debt. The contractual terms of the interest rate swaps are determined by the management based upon assessment of several factors such as the prediction of future interest rates, the maturity and currency of the underlying debt portfolio, the cost of the interest rate swap and other factors.

The Company also uses interest rate options to reduce the impact of changes in interest rates on its net interest rate exposure. Interest rate futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a financial instrument under agreed terms. The writer of the option receives a premium for bearing the risk of adverse interest rate movements. Interest rate options are used when the rates available to the Company under swap agreements are too high relative to management's views of the level of future interest rates.

The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties. The following tables summarize the Company's interest rate swaps and options:

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

Interest rate swaps				As of December 31, 2003
Notional Amount	Currency	Receive rate /Strike rate	Pay rate Strike rate %	Maturity
(SEK in millions)
700	SEK	3 month STIBOR	4.6	June 2006
460	EUR	6 month EURIBOR	6 month EURIBOR + 168 bp	September 2004 − May 2008
109	EUR	5.52	6 month EURIBOR + 1.19 bp	December 2012
596	GBP	3 month LIBOR	5.5 first 7 years	January 2028
486	GBP	3 month LIBOR	3 month LIBOR 1)	May 2028
175	USD	6 month LIBOR	6 month LIBOR + 60 bp	September 2004 − May 2008
1,820	USD	3 month LIBOR	1.91	September 2005
1,820	USD	3 month LIBOR	2.95 Knock Out at 6.5	September 2008
728	USD	9.63	3 month LIBOR + 4.9925%	December 2012

1) Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Interest rate options				As of December 31, 2003
Notional Amount	Currency	Receive rate	Pay rate %	Maturity
(SEK in millions)
1,800	SEK	3 month STIBOR	5.60 − 5.75	October 2005 − June 2006
136	EUR	6 month EURIBOR	5.75	October 2005
472	EUR	6 month EURIBOR	5.5	May 2008 – September 2008
909	EUR	6 month EURIBOR	5.75	January 2005
175	USD	6 month LIBOR	5.5	September 2004
541	USD	3 month LIBOR	pay rate 5.0	September 2004–June 2005

Interest rate swaps				As of December 31, 2004
Notional Amount	Currency	Receive rate	Pay rate %	Length of contract
(SEK in millions)
700	SEK	3 month STIBOR	4.6	June 2006
418	EUR	6 month EURIBOR	6 month EURIBOR + 168 bp	August 2005 − September 2009
102	EUR	5.52	6 month EURIBOR + 1.19 bp	December 2012
573	GBP	3 month LIBOR	5.5 first 7 years	January 2028
441	GBP	3 month LIBOR	3 month LIBOR 1)	May 2028
661	USD	3 month LIBOR	2.83 − KO 6.5	June 2008
992	USD	3 month LIBOR	3.005 − 3.09 Knock Out at 6.5	September 2008
661	USD	9.63	3 month LIBOR + 4.9925%	December 2012

1) Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

Interest rate options				As of December 31, 2004
Notional Amount	Currency	Receive rate	Pay rate %	Length of contract
(SEK in millions)
1,800	SEK	3 month STIBOR	5.60 − 5.75	October 2005 − June 2006
135	EUR	6 month EURIBOR	5.75	September 2005
342	EUR	6 month EURIBOR	5.5	September 2008
90	EUR	3.25	6 month EURIBOR	December 2009
317	USD	3 month LIBOR	payrate 5.0	February 2005 − June 2005

The following tables are a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

			As of December 31, 2003
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,519	February 2004 − October 2005	2.70 − 6.39
EUR	3,371	September 2005 − May 2028	3.07 − 5.52
USD	4,947	January 2004 − December 2012	2.14 − 9.63
GBP	584	January 2028	3.16

			As of December 31, 2004
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,519	September 2005 − October 2005	2.46 − 6.39
EUR	1,415	September 2005 − May 2028	2.15 − 5.52
USD	5,357	January 2005 − December 2012	3.14 − 9.63
GBP	575	January 2028	6.29

Foreign Currency Risk Management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in US dollars. The Company's foreign currency risk arises from (i) fluctuations in exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company's functional currency) and (iii) the Company's investment in foreign subsidiaries' net assets (equity exposure). The Company's policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management also regularly reviews the Company's assets and liabilities that are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company's policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

(SEK in millions)	2003 Notional amount	2003 Credit exposure	2004 Notional amount	2004 Credit Exposure
Foreign exchange forward contracts	7,045	—	6,734	—
Foreign exchange options	1,209	3	1,436	96

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

(SEK in millions)	2003 Buy	2003 Sell	2004 Buy	2004 Sell
USD	2,173	—	1,907	—
NOK	—	116	422	282
SEK	—	3,549	—	3,050
DKK	—	375	—	378
EUR	2,394	—	2,956	723
GBP	—	527	54	906

Fuel Risk Management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The vessels of the ferry division have an annual consumption of bunker of 350,000 tons of fueloil and 225,000 tons of gasoil. These amounts summarizes to an annual volume of about 4 million barrels. A substantial part of this is hedged on a consecutive basis. All contracts are settled monthly with volume corresponding to the underlying consumption. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

(SEK in millions)	2003 Notional amount	2004 Notional amount
Bunker fuel swaps	2,091	3,857
Bunker fuel options	193	39

Freight Rate Management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreements (FFA's). The Company enters into hedge contracts for a portion of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

(SEK in millions)	2003 Notional amount	2003 Credit exposure	2004 Notional amount	2004 Credit Exposure
OTC traded swaps	—	3	33	2

Trading Activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management are referred to as 'trading' for purposes of this disclosure. All trading instruments are subject to the market risk that future changes in market conditions may reduce the value of an investment. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company's trading activities on derivative financial instruments is shown below.

(SEK in millions)	2003 Net gains (losses)	2003 Notional amount	2004 Net gains (losses)	2004 Notional amount
Forward exchange contracts	(5)	130	(1)	—
Currency options written	26	64	9	—
Currency options bought	(11)	222	—	33
Total currency trading	10	416	8	33

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

The following table summarizes the notional amounts and credit exposure of such instruments as of December 31, each year.

(SEK in millions)	2003 Notional amount	2003 Credit exposure	2004 Notional amount	2004 Credit exposure
Forward exchange contracts	130	—	—	—
Currency options written	64	—	—	—
Currency options bought	—	—	33	—
Interest rate swaps	222	—	—	—
Total	416	—	33	—

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

Note 27    Fair value of financial instruments

FASB Statement No. 107, 'Disclosures about Fair Value of Financial Instruments,' requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as of December 31, 2003 and 2004. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long term debt. Other techniques, such as estimated discounted cash flows or replacement cost have been used to determine fair value for the remaining financial instruments. The estimated fair value of the Company's off-balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 27    Fair value of financial instruments — continued

(SEK in millions)	2003 Carrying value	2003 Fair value	2004 Carrying value	2004 Fair value
Assets
Marketable securities	2,522	3,238	1,539	1,823
Receivables	1,568	1,568	1,717	1,717
Short-term investments	328	332	995	1,084
Liabilities
Bank debt	10,754	10,754	17,639	17,639
Senior Notes	2,699	2,952	4,088	4,254
Trade accounts payable	436	436	503	503
Derivative financial instruments
Held for trading purposes	—	(1)	—	—
Held for purposes other than trading
Interest rate risk management:	—	(110)	—	(40)
Foreign currency risk management:	—	(44)	—	19
Bunker risk management:	—	295	—	746

Note 28    Personnel

The following table presents the average number of employees of the Company.

	2003		2004
	Total	No. of females	Total	No. of females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	14	6	10	3
Subsidiaries in Sweden	3,284	1,334	3,429	1,366
Total Sweden	3,301	1,340	3,442	1,369
Subsidiaries outside of Sweden:
Great Britain	1,593	536	1,621	491
The Netherlands	701	128	728	137
Denmark	188	122	188	122
Ireland	103	38	100	33
Norway	69	40	73	39
Poland	43	30	46	31
Switzerland	5	1	5	1
Germany	12	10
Brazil			2
Egypt	3		4
United States	10	4	22	5
India	29	9	35	12
Shipborne employees	693	5	879	5
Total outside of Sweden	3,449	923	3,703	876

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 28    Personnel — continued

	2003		2004
	Total	No. of females	Total	No. of females

Total group	6,750	2,263	7,145	2,245

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2004 was 3,528, to be compared with 3,496 in 2003.

The following tables present the wages, salaries and other remuneration of the employees of the Company.

	2003			2004
(SEK in millions)	Board and CEO	Other employees	Total	Board and CEO	Other employees	Total
Parent Company	6	15	21	6	11	17
Subsidiaries in Sweden	25	812	837	33	886	919
Total Sweden	31	827	858	39	897	936
Subsidiaries outside of Sweden:
Great Britain	13	484	497	18	522	540
The Netherlands	6	238	244	5	243	248
Denmark	1	66	67	1	66	67
Ireland		33	33		34	34
Norway		29	29		28	28
Poland	1	6	7	1	6	7
Switzerland	2	10	12	4	6	10
Germany		2	2
Brazil					3	3
Egypt		4	4		4	4
United States	2	15	17	3	27	30
India		1	1		1	1
Shipborne employees		322	322		376	376
Total outside of Sweden	25	1,210	1,235	32	1,316	1,348
Total group	56	2,037	2,093	71	2,213	2,284

Total personnel costs	2003			2004
(SEK in millions)	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	21	2,072	2,093	17	2,267	2,284
Pension costs	7	239	246	5	298	303
Other social charges	9	260	269	7	297	304
Total	37	2,571	2,608	29	2,862	2,891

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 28    Personnel — continued

For Swedish-flagged vessels employed in international shipping activities, the Company has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of this subsidy in 2004 was SEK 420 million, out of which SEK 406 million related to the ferry operations. The amounts received have reduced personnel costs.

Remuneration of Chief Executives

Salaries of SEK 9 million were paid to the Chief Executive Officer and the Executive Vice President in 2004 and SEK 8 million in 2003. The corresponding pension charges amounted to SEK 3 million in 2004 and SEK 4 million in 2003. The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 0.150 million in 2004, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President, the same as in 2003.

Note 29     Related party transactions

The Company has entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall") and their subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk AB ("Stena Bulk"), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. The net outcome of the agreement was a gain of SEK 5 million in 2002, a loss of SEK 5 million in 2003 and a loss of SEK 1 million in 2004.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company earned fees equal to SEK 22 million, SEK 19 million and SEK 17 million in 2002, 2003 and 2004, respectively, for these services. Concordia has through its subsidiary Universe Tankships Ltd provided ship management services to the Company. The Company paid fees equal to SEK 4 million, SEK 2 million and SEK 3 million in 2002, 2003 and 2004, respectively, for these services. In August 2004, the Company acquired Universe Tankships Ltd from Concordia at market price.

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 29     Related party transactions — continued

chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million in each of the years 2002, 2003 and 2004 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed by an interest bearing credit facility from the Company. As of December 31, 2004, DKK 211 million was outstanding under this facility.

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The sale in 2002 was made at market price. The sale was partly financed by an interest bearing loan to Sessan from the Company of SEK 33 million, which was repaid in 2004. The vessel is chartered back as an operating lease, for which the Company paid charterhires of SEK 61 million for each of 2003 and 2004.

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company.

Stena Metall

The Company purchases a substantial part of its bunker fuel from Stena Metall. Such purchases aggregated SEK 792 million, SEK 749 million and SEK 726 million in 2002, 2003 and 2004, respectively.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Stena Freighter, the vessel was sold to Stena Metall at market price and chartered back on a long-term operating lease. In 2004, the Company paid charterhire for such vessel of SEK 18 million to Stena Metall. In May 2004, the Company also chartered the RoRo vessel Stena Nordica from Stena Metall and paid in 2004 charterhire of SEK 28 million.

The Company provides management and other services to Stena Metall. The Company received SEK 3 million, SEK 1 million and SEK 1 million in 2002, 2003 and 2004, respectively, for such services.

Olsson Family

The Company rents office space from members of the Olsson family. In 2002, 2003 and 2004, the Company paid SEK 27 million, SEK 28 million and SEK 28 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2002, 2003 and 2004, members of the Olsson family paid the Company SEK 9 million, SEK 10 million and SEK 11 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In spring 2004, the Company acquired properties in the south of Sweden at a value of SEK 587 million. These properties were sold onwards to the Olsson family with no resulting net income effect.

Arlington

In November 2004 the Company sold its 75% interests in two of its Panamax tankers and two of its fully owned Product tankers to Arlington, a newly formed public company which was organized with Concordia. The purchase price for the two Product tankers and the interests in

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 29     Related party transactions — continued

_the Panamax tankers was approximately $169.2 million in cash and 690,421 common shares of Arlington, which represent 4.5% of the total outstanding shares of Arlington. In connection with this sale, the Company agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. The Company will pay a charter rate of $17,400 per day for each Panamax tanker and a charter rate of $15,500 per day for each Product tanker during the first year of the charters. This amount will increase by an amount equal to the annual increase in the fee payable under the applicable ship management agreement. The Company will also pay an additional amount equal to 50% of the amount by which the time charter revenue earned from the operation of these vessels, less certain expenses, exceeds the charterhire paid to Arlington or 50% of the amount by which agreed upon spot market rates for vessels of these types exceed the rates paid under the time charters for these vessels.

The Company has also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the time charters of two V-max VLCC tankers which Concordia sold to Arlington concurrently with our sale of the tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia for five years, plus an option to extend each charter for three additional years in one year extension terms. Under this agreement, the Company would pay the same time charter rate (which also includes the additional hire referred to above) as is currently provided in Concordia's time charters with Arlington. The Company´s subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which aggregates to $37,100 per day for the first year of the agreements and increases 5% annually.

Note 30    Subsequent events

In January 2005, the Company acquired the RoRo vessel Linda Rosa, built in Italy in 1996. The vessel will continue its charter with Norse Merchant Ferries on the Irish Sea. In February the RoPax vessel Pride of Cherbourg was chartered from P&O Ferries and subsequently renamed the Stena Challenger. This vessel replaces the Stena Baltica on the Stena Line route Karlskrona-Gdynia during spring 2005, while the Stena Baltica is being rebuilt. The Stena Challenger will then be chartered out to a third party.

In March 2005, a charter agreement in the Suez max tanker segment was signed with Sonangol Shipping in Angola. The product tankers Stena Contest and Stena Concept were delivered from the shipyard in Croatia in March and April 2005, respectively. These vessels will operate on the spot market.

In March 2005, an agreement was signed to sell five properties in Stockholm and one property in the south of Sweden at a total value of approximately SEK 400 million.

In April 2005, Stena Adactum signed an agreement to acquire the Swedish company Envac Centralsug AB ("Envac"), a company in the automated waste collection business, that develops and sells underground network systems for transportation of municipal and commercial waste. Envac operates in 16 countries and had sales in 2004 of SEK 727 million. The acquisition is subject to customary regulatory approvals.

Note 31    US GAAP information

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Net income under Swedish GAAP	1,031	519	2,280
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	11	5	(365)
Depreciation of properties (b)	(50)	(54)	(109)
Investments in securities (c)	107	(118)	18
Investment subsidies (d)	2	2	16
Financial instruments (e)	200	33	549
Purchase accounting Stena Line (f)	(114)	(86)	(67)
Investment in P&O Stena Line (g)	242	—	—
Business combinations (h)	—	—	15
Pensions (i)	58	16	(42)
Deferred costs (j)	—	(48)	15
Capital lease transaction (k)	—	(28)	(492)
Investments in VIEs (l)	—	—	132
Others	26	24	15
Tax effect of US GAAP adjustments	(100)	51	(113)
Net income under US GAAP	1,413	316	1,852

	As of December 31,
(SEK in millions)	2003	2004
Stockholders' equity under Swedish GAAP	11,470	13,202
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	(85)	(450)
Depreciation of properties (b)	(372)	(481)
Investments in securities (c)	672	319
Investment subsidies (d)	(16)	—
Financial instruments (e)	104	653
Purchase accounting Stena Line (f)	(297)	(364)
Business combinations (h)	—	15
Pensions (i)	(326)	(343)
Deferred costs (j)	(43)	(28)
Capital lease transaction (k)	(28)	(839)
Investments in VIEs (l)	5	112
Others	(74)	(58)
Tax effect of cumulative US GAAP adjustments	(56)	244
Stockholders' equity under US GAAP	10,954	11,982

Those differences which have a material effect on consolidated net income and stockholders' equity are described as follows:

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

(a) Disposal of assets — Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company´s 46% investment. For US GAAP purposes, the Company eliminates all of such gains. A disposal of an asset resulting in a gain in accordance with Swedish GAAP may not qualify as a sale under US GAAP but as a sale-lease back transaction. A gain is deferred under Swedish GAAP when there is a sale-lease back transaction where the lease is determined to be a finance lease, but the gain is recognized if the lease is determined to be an operating lease. Under US GAAP the gain is also deferred when the lease is determined to be an operating lease. The gain is deferred over the life of the lease. For US GAAP purposes, the gain recognized on the Company´s sale of tankers to Arlington Tankers Ltd in the amount of SEK 316 million for the year ended December 31, 2004 has been deferred and is being amortized over five years, the life of the lease.

(b) Depreciation of properties — Under Swedish GAAP, properties in the Company's real estate operations are depreciated at 1% per year. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.

(c) Investments in securities — Under Swedish GAAP, investments in marketable securities are recorded at either cost or the lower of cost or market. Under US GAAP, all of the Company's investments in debt securities and equity securities with a readily determinable fair value are classified as either trading or available for sale and carried at market value. Changes in the market value of 'available for sale' securities are recorded as a separate component of equity, net of applicable deferred taxes. Also under US GAAP, the difference between the acquisition cost of investments in debt securities, including convertible securities, and their redemption value is amortized as an adjustment of the effective yield of the debt security. For US GAAP purposes, the movement in the unrealized holding gain (loss) of investments classified as available for sale amounted to SEK 547million and SEK (196) million for the years ended December 31, 2003 and 2004, respectively. The accumulated effect of SFAS 115 included in the US GAAP equity amounted to SEK 457 million and SEK 261 million for the years ended December 31, 2003 and 2004, respectively.

(d) Investment subsidies — Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel. The Company sold the vessel during 2004 and the remaining adjustment to US GAAP was accounted for as a gain on sale of vessels during 2004.

(e) Financial instruments — Under Swedish GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

instruments to hedge the value of the Group's financial position. Management has concluded that none of the Group's hedges of financial exposure qualify for hedge accounting under US GAAP. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.

(f) Purchase accounting Stena Line — For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company´s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. In connection with the Company's offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. The price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill is amortized in accordance with a predetermined plan. However, for US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2003 and 2004, respectively.

(g) Investment in P&O Stena Line — Under Swedish GAAP, the book value of the net assets contributed to P&O Stena Line represents the Company´s investment in the joint venture. Under US GAAP, the 1997 charge of SEK 165 million represented the excess of the book value over the estimated fair value at December 31, 1997. During 1998, a further charge of SEK 88 million was recorded due to Stena Line´s obligation to fund an amount of losses up to GBP 6.25 million from sale of vessels within P&O Stena Line. This difference results in different amounts of goodwill amortization between Swedish GAAP and US GAAP. P&O Stena Line was sold in August 2002.

(h) Business combinations — Accounting of acquisitions of certain subsidiaries under Swedish GAAP differs from US GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

The Company has adopted SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with US GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under US GAAP. Furthermore, impairment tests have been performed for existing goodwill. No impairment loss has been recognized as a result of these tests.

(i) Pensions — The Company has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements funded through payments to a separate pension foundation. Effective in 2004, provisions for employee benefits in the consolidated statements of the Company are accounted for in accordance with RR29 Employee

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

Benefits, which conforms in all significant respects with IAS 19 Employee Benefits. See further Note 1 and Note 19. In accordance with US GAAP, pension benefits should be accounted and disclosed for in accordance with SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Disclosure about Pensions and Other Post-retirement Benefits." The differences between the accounting principles used by the Company (Swedish GAAP) and US GAAP pertain to different transition dates, and recognition of past service cost and minimum liability adjustments. For US GAAP purposes, an additional minimum liability of SEK 326 million as of December 31, 2004 has been recorded and is reported in other comprehensive income, net of tax.

(j) Deferred costs — The Company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the rig. The Company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to the dayrates and use of certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been payed by Statoil. The Company also agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the contract and can be recovered from the cash flow of the contract. For US GAAP purpose, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed.

(k) Capital lease transaction — Since 1996, the Company has leased certain vessels from two special purpose leasing entities. The leases were each accounted for as capital leases and accordingly, the Company recorded an asset and a corresponding lease obligation on its balance sheet for both Swedish and US GAAP. In December 2003, the Company acquired the special purpose leasing entities for consideration of GBP 7 million. The leasing entities acquired by the Company had existing bank indebtedness of GBP 105 million which pursuant to the share purchase agreements the Company was obliged to procure repayment, and a deferred tax liability of GBP 45 million. The Company immediately paid the bank indebtedness. Also in December 2003, the Company transferred the vessels to a wholly owned subsidiary which, pursuant to existing law, increased the tax basis of the vessels and reduced the associated deferred tax liability. Accordingly, for US GAAP purposes, the deferred tax liability at December 31, 2003, has been reduced in accordance with the provisions of the relevant tax law in effect at that date. The effect of the reduction of the deferred tax liability is recorded as an adjustment to the carrying value of the vessel for US GAAP purposes which creates a book basis difference in the vessel when compared to Swedish GAAP. The reduction of the carrying value of the vessels will result in lower depreciation expense for US GAAP purposes as compared to Swedish GAAP. Under Swedish GAAP the benefit from the resolvement of the deferred tax liability is recorded as an income tax benefit in 2004. In addition, approximately SEK 28 million of costs associated with the establishment of the post-acquisition structure were capitalized for Swedish GAAP in 2003. Under US GAAP, such costs are considered to be period costs and are expensed as incurred. These costs have been expensed under Swedish GAAP during 2004 and thereby reversing the adjustment under US GAAP.

(l) Investment in VIEs — In December 2002, the Company invested $36.1 million (SEK 272 million) in an entity that was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets (the 2002 VIE). In June 2003 and June 2004, the Company received a total of $6.4 million (SEK 48 million) in dividends from the 2002 VIE. In August 2003,

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

the Company invested an aggregate of $40 million (SEK 301 million) in participating term notes in an entity formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). In June 2004, the Company invested an additional $9 million (SEK 68 million) in the 2003 VIE.

Under Swedish GAAP the investments in the VIEs are accounted for in accordance with the equity method. The investments are included in Marketable securities and in Other assets and the share of the results as Other financial income. Under US GAAP, the VIEs are variable interest entities as defined by FASB in FIN 46R for which the Company is deemed to be the primary beneficiary. Accordingly, the VIEs are consolidated for US GAAP purposes. Under Swedish GAAP there is an adjustment to opening equity as of January 1, 2004, reflecting the income earned by the 2002 VIE up to December 31, 2003. This cumulative effect adjustment is made to US GAAP net income for the year ended December 31, 2004.

Note 32    Additional US GAAP Disclosures

Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

(a)	Income Taxes

The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

	As of December 31,
(SEK in millions)	2003	2004
Deferred tax liabilities:
Property, vessels and equipment	1,906	2,586
Investments	265	239
Provisions	232	72
Other	—	98
Total deferred tax liabilities	2,403	2,995
Deferred tax assets:
Property, vessels and equipment	547	511
Tax loss carryforwards	1,520	1,647
Investments	59	144
Provisions	122	172
Other	26	—
Less deferred tax assets not recognized	(544)	(1,317)
Net deferred tax assets	1,730	1,157
Net deferred tax liability under US GAAP	673	1,838

(b) Long-term Debt

For Swedish GAAP purposes, certain borrowings that have formal repayment dates in 2004 have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. See Note 20. Those borrowings which amount to SEK 3,647 million and SEK 5,975 million at December 31, 2003 and 2004 respectively would be classified as short-term in a US GAAP consolidated balance sheet.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 32    Additional US GAAP Disclosures — continued

(c) Comprehensive Income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses and available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the year ended December 31, 2003 and 2004 was SEK 348 million and SEK 1,436 million, respectively.

(d) Cash payments

Cash paid for interest was as follows:

	Year ended December 31,
(SEK in millions)	2002	2003	2004

Interest	1,014	840	1,053

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

Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Service cost	41	42	41
Interest cost	128	119	133
Expected return on plan assets	(161)	(117)	(143)
Net amortization and deferral	(12)	44	42
Net periodic pension cost	(4)	88	73

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 32    Additional US GAAP Disclosures — continued

The changes in benefit obligation are as follows:

	As of December 31,
(SEK in millions)	2003	2004
Benefit obligation at beginning of year	2,115	2,323
Service cost	42	41
Interest cost	119	133
Actuarial gain (loss)	193	121
Benefit paid	(102)	(99)
Translation difference	(44)	(31)
Benefit obligation at end of year	2,323	2,488
Funded status	(2,323)	(2,488)
Additional minimum liability	488	461
Amounts recognized in the consolidated balance sheets as accrued pension liability	2,811	2,949

The change in fair value of plan assets are as follows:

	As of December 31,
(SEK in millions)	2003	2004
Assets at beginning of year	1,760	1,917
Actual return on plan assets	273	270
Company contributions	3	46
Members contributions	—	5
Benefits paid	(107)	(100)
Other	(12)	(33)
Assets at end of year	1,917	2,105

Minimum liability:

	As of December 31,
(SEK in millions)	2003	2004
Accumulated benefit obligation	1,956	2,217
Fair value of plan assets	(1,751)	(1,999)
Unfunded accumulated benefit obligation	205	218
Net amount recognized in statement of financial position	283	243
Additional minimum liability	488	461
Unrecognized prior service cost	(80)	(135)
Adjustment to shareholders´ equity	408	326

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 32    Additional US GAAP Disclosures — continued

Assumptions used in the calculation of pension obligations are as follows:

	2002	2003	2004
Weighted discount rate	5.5%	5.4-5.5%	5.25%
Expected long-term rate of return on assets	7.0%	6.7%	7.1%
Rates of increase in compensation levels	4.5%	3.75%	3.75%

(f) Consolidation of Variable Interest Entity

As more fully described in Notes 31(l), the investment in the VIEs are consolidated for US GAAP purposes. Further information regarding the underlying assets and liabilities of the VIEs that are consolidated for US GAAP purposes is as follows:

	as of December 31
US GAAP:	2003	2004
Investments principally in loans and bonds	986	4,440
Other assets	21	373
Loans	356	4,214
Other liabilities	331	92

The information as of December 31, 2003, includes only the 2003 VIE. The investment in the 2003 VIE is classified as a component of noncurrent marketable securities for Swedish GAAP purposes and amounted to SEK 288 million at December 31, 2003.

(g) Recent issued U.S. accounting standards

In November 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. We do not expect this standard to have a material impact on our financial statements.

In December 2004, the FASB issued FASB Statement No. 123R (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 32    Additional US GAAP Disclosures — continued

123R would be based on the same estimate of the grant-date's fair value and the same attribution method used previously under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123. We have not yet determined which method we will adopt. We do not expect this standard to have a material impact on our financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. We do not expect this standard to have a material impact on our financial statements.

In March 2005, the FASB issued FASB Interpretation No.47, Accounting for Conditional Asset retirement Obligations (FIN 47). FIN 47 requires an entity to recognize a liability for a legal obligation to perform an asset retirement activity in which the timing and (or) method of the settlement are conditional on a future event. The liability must be recognized if the fair value of the liability can be reasonably estimated. This interpretation of SFAS No. 143, Accounting for Asset Retirement Obligation, is effective no later than the end of fiscal years ending after December 15, 2005. We are evaluating FIN 47 for any impact to the financial statements from the original 2003 adoption of SFAS No. 143.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of voluntary changes in accounting principle and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005.

Report of Independent Registered Public Accounting Firm
on Schedules

The Board of Directors

Stena AB (publ)

Under date of April 22, 2005, we reported on the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2004, and the related statement of changes in stockholders equity for each of the years in the two year period ended December 31, 2004, as contained in the Annual Report on Form 20-F for the year 2004. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audit.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Gothenburg, Sweden April 22, 2005	/s/ Thord Elmersson Thord Elmersson Authorized Public Accountant, KPMG Bohlins AB

SCHEDULE II

STENA AB AND CONSOLIDATED SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
	(SEK in thousands)
Allowance for Doubtful Accounts:
December 31, 2002	18,690	4,896	(8,438)	15,148
December 31, 2003	15,148	10,230	(4,553)	20,825
December 31, 2004	20,825	8,841	(3,656)	26,010

Notes:

Additions includes foreign currency translation effect

Schedule III

Stena AB and Consolidated Subsidiaries
Property Cost and Accumulated Depreciation
December 31, 2004
(SEK in millions)

Notes:

(1)   Gross amount at which carried at end of the year:

	Year Ended December 31,
	2002	2003	2004
	(SEK in Millions)
Balance at beginning of year	8,131	8,246	8,158
Additions:
Purchase of company			11,298
Additions	556	405	490
Foreign currency effect	(196)	(162)	(51)
	8,491	8,489	19,895
Deductions:
Disposals	243	331	423
Dividend / Transfer	2		(4)
	245	331	419

Balance at end of year	8,246	8,158	19,476

(2)   Accumulated depreciation:

	Year Ended December 31,
	2002	2003	2004
	(SEK in Millions)
Balance at beginning of year	326	425	533
Depreciation charged	148	162	294
Properties sold	(14)	(16)	(38)
Foreign currency effect	(35)	(38)	(12)
	425	533	777

Stena AB and Consolidated Subsidiaries
Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Net Book Value
Property data	(Mortgages)	Building and land	Improvements	[ 1 ]	[ 2 ]
	TSEK	TSEK	TSEK	TSEK	TSEK
SRBV, enclosure no 1	1,395,421	1,467,110	66,369	1,533,478	– 105,132	1,428,346
SPBV, enclosure no 2	462,286	489,942	36,568	526,510	– 35,553	490,957
SFAB, enclosure no 3	0	9,000	0	9,000	– 71	8,929
SFAB, enclosure nr 4	2,409,545	2,098,061	591,078	2,689,139	– 153,218	2,535,921
SFNAB, enclosure no 5	716,211	517,435	6,501	523,936	– 38,415	485,521
SFSAB, enclosure no 6	916,670	1,069,892	13,406	1,083,298	– 37,070	1,046,228
SFHKB, enclosure no 7	369,250	351,345	45,580	396,925	– 9,674	387,251
SFFAB–konc, enclosure 8	6,601,957	10,998,111		10,998,111	– 58,583	10,939,528
Stena Line, enclosure no 9		1,632,187	– 52,818	1,579,369	– 324,642	1,254,727
Adactum, enclosure 10	50,054	67,655		67,655	– 3,744	63,911
NMM, GLASGOW		20,411	20,566	40,977	– 5,847	35,130
DRILLING, ABERDEEN		11,526	0	11,526	– 5,078	6,448
SCANPORT, PUTTGARDEN		14,988		14,988		14,988
EUROPORT, RÖDBY		1,264		1,264		1,264
Total	12,921,394	18,748,928	727,249	19,476,176	– 777,028	18,699,149

SCHEDULE III

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Atoomweg	96,706	81,500	6	81,507	– 2,989	1979	07/02	100 years
Avio Trade Park	124,455	104,903	4,235	109,137	– 12,469	1990	02/90	100 years
Avio Trade Park 2	49,727	41,908	–39	41,869	– 2,102	1986	04/98	100 years
Brain Park	70,253	96,326	1,262	97,589	– 4,876	1989	11/89	100 years
Eisenhowerlaan	20,684	30,026	198	30,224	– 1,442	1979	01/02	100 years
Haspelslaan	50,908	68,374	413	68,787	– 1,843	1986	07/01	100 years
Ottho Heldringstraat	47,207	38,462	453	38,915	– 4,101	1990	01/90	100 years
Keizersgracht	36,512	30,771	5,064	35,836	– 3,769	1750	10/88	100 years
Kiotoweg	62,719	52,857	23	52,880	– 2,127	2002	08/02	100 years
Koninginnegracht 10	16,886	14,231	11,388	25,619	– 1,376	1984	06/98	100 years
Koninginnegracht 12	40,055	24,929	10,841	35,770	– 1,362	1984	06/98	100 years
Koninginnegracht 13	32,721	27,576	17	27,593	– 1,451	1990	12/97	100 years
Koninginnegracht 14	34,659	46,505	0	46,505	– 1,168	1994	09/01	100 years
Koninginnegracht 23	22,549	32,037	0	32,037	– 1,524	1971	01/02	100 years
Lichtenauerlaan	35,449	50,236	0	50,236	– 818	1997	03/04	100 years
Max Euwelaan	20,063	55,474	0	55,474	– 679	1988	05/04	100 years
Markthalle	46,052	82,133	2,767	84,900	– 35,366	1987	12/87	100 years
Nacap	29,598	24,944	1,653	26,597	– 2,884	1989	07/89	100 years
New York, Lijnden	85,085	71,706	197	71,903	– 1,416	2001	12/01	100 years
Park Voorn	55,190	46,512	0	46,512	– 5,490	1989	10/89	100 years
Paviljoensgracht	74,591	62,862	948	63,810	– 2,368	1981	12/99	100 years
Rooseveltweg	0	38,746	0	38,746	– 970	1995	06/03	100 years
San Francisco, Linjden	32,957	22,541	16	22,557	– 947	2002	03/02	100 years
Scheveningseweg	0	39,542	4,608	44,150	– 488	1988	04/04	100 years
Schipolweg	46,965	66,485	8	66,493	– 2,545	1986	12/02	100 years
Stadhouderskade	78,780	66,393	6,084	72,477	– 4,096	1928	10/96	100 years
Veraartlaan	26,281	22,149	1,941	24,090	– 947	1978	08/99	100 years
Volmerlaan	35,150	34,641	14,227	48,868	– 4,166	1978	02/90	100 years
Wilhelminalaan	70,382	53,105	57	53,162	– 3,279	1979	05/97	100 years
Zeestraat	52,834	44,527	0	44,527	– 1,378	1982	10/00	100 years
Other		5		5	6
Elim on consolidation
Dec 31, 2004		– 5,296		– 5,296	5,296
Total SRBV	1,395,421	1,467,110	66,369	1,533,478	– 105,132

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Rue Brasseur, Luxemburg	158,154	154,958	– 4,015	150,942	– 17,437	1992	04/92	100 years
Sophia Antipolis, Nice	14,291	15,436	3,325	18,761	– 2,247	1989	03/90	100 years
Subbelratherstrasse, Köln	22,020	24,164	2,454	26,618	– 3,006	1957	01/91	100 years
Schiessstrasse, Duesseldorf	59,637	70,505	8,793	79,298	– 4,443	1990	06/89	100 years
WTC Sophia Antipolis	92,895	74,267	25,522	99,788	– 7,825	1990	12/00	100 years
Font de´l orme	22,518	27,919	488	28,408	– 551	1989	09/03	100 years
Les Deux Arcs	92,772	122,693	0	122,693	– 42	2003	12/04	100 years
Other	0	2	0	2	– 2
Total SPBV	462,286	489,942	36,568	526,510	– 35,553

SCHEDULE III
enclosure 2

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Lerum 1:246–247	0	9,000	0	9,000	– 71	2004	2004	100 years
TOTAL SFAB	0	9,000	0	9,000	– 71

SCHEDULE III
enclosure 3

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial Cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Järnbrott 126:4	33,699	3,851	2,888	6,739	– 903	1961	01/01/81	100 years
Kallebäck 7:8	10,505	4,099	497	4,596	– 540	1964	01/01/81	100 years
Högsbo 8:9	4,690	4,066	9,775	13,841	– 2,327	1971	01/01/81	100 years
Kallebäck 12:4	9,000	5,055	585	5,640	–671	1960	31/12/83	100 years
Kvillebäcken 12:2	9,200	18,600	3,396	21,996	– 1,876	1961	30/09/84	100 years
Biskopsgården 46:4	16,680	13,305	14,020	27,325	– 2,501	1968/73	31/12/85	100 years
Stampen 26:2	96,000	59,348	5,786	65,134	– 6,097	1988	01/01/94	100 years
Jornbrott 164:22	39,000	26,996	649	27,645	– 2,801	1966	01/02/94	100 years
Sannegården 15:4	9,759	0	10,913	10,913	– 979	1973	01/01/83	100 years
Sannegården 15:5	18,750	24,873	– 14,068	10,805	– 1,517	1973	01/01/83	100 years
Sannegården 22:19	6,915	0	2,400	2,400	– 212	1973	01/01/83	100 years
Partille 3:234–5	0	95	1	96	0		01/01/83	100 years
Askim 70:4–6	120,000	159,164	4,922	164,086	– 7,039	1968/98	01/01/00	100 years
Askim 70:1	0	1	0	1	0	1968/98	01/01/00	100 years
Askim 59:38	0	1,000	56	1,056	–52	1968/98	01/01/00	100 years
Kardemumman 1–2	15,000	17,306	335	17,641	– 663	1990	01/07/00	100 years
Ugglum 14:15	4,000	5,835	2,686	8,521	– 636	1982	01/04/88	100 years
Linkärven 6	8,300	10,507	– 5,038	5,469	– 892	1990	01/04/90	100 years
Järnbrott 144:5	8,625	4,228	263	4,491	– 551	1963	01/08/83	100 years
Kallebäck 4:1	36,950	5,485	2,711	8,196	– 944	1963	01/08/83	100 years
Kärra 78:3	16,420	9,016	7,950	16,966	– 2,139	1973	01/04/86	100 years
Kobbegården 257:3	28,500	8,931	1,584	10,515	– 1,177	1970	01/08/81	100 years
Kobbegården 257:1	30,000	16,969	3,091	20,060	– 2,252	1970	01/08/81	100 years
Kobbegården 257:2	25,000	0	0	0	0	1970	01/08/81	100 years

SCHEDULE III
enclosure 4

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Costs Capitalised		Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Askim 70:2	27,181	0	0	0	0	1968	01/08/81	100 years
Askim 70:3	48,195	20,921	6,145	27,066	– 2,762	1968	01/08/81	100 years
Kobbegården 6:139	10,900	7,356	11,345	18,701	– 1,685	1974	01/03/86	100 years
Högsbo 8:10	550	5,207	– 56	5,151	– 178	1960	01/01/90	100 years
Gullbergsvass 5:121	78,000	87,609	15,309	102,918	– 10,059	1988	01/04/94	100 years
Kobbegården 6:3	195,000	145,133	34,235	179,368	– 10,704	1970	12/97	100 years
Helsingör 10	39,500	6,045	3,816	9,861	– 870	1964	01/05/81	100 years
Kockum 20	8,996	2,510	1,516	4,026	– 384	1960	01/05/81	100 years
Concordia 16	0	494	513	1,007	– 101	1929/42	01/05/81	100 years
Kockum 21/22	11,700	5,115	2,907	8,022	– 784	1962	01/01/82	100 years
Bjurö 9	4,500	4,906	8,770	13,676	– 1,286	1964	11/82	100 years
Järnet 2	14,050	2,921	4,795	7,716	– 1,476	1991	12/83	100 years
Bilden 10	21,000	3,103	17,231	20,334	– 1,942	1963	04/84	100 years
Almen 20	24,375	3,888	9,303	13,191	– 1,137	1966	05/81	100 years
Frans Suell 14	135,000	46,291	149,056	195,346	– 16,470	1906/36	02/91	100 years
Frans Suell 8	0	23,170	– 23,170	0	0	1900/79	02/94	100 years
Frans Suell 10	0	24,000	– 24,000	0	0	1900/79	02/95	100 years
Brudbuketten 6	0	6,861	3,197	10,058	– 833	1991	05/92	100 years
Solbacken 22	7,475	7,499	3,711	11,210	– 966	1964	05/92	100 years
Flygfältet 3	3,940	4,633	2,493	7,126	– 611	1960/70	05/95	100 years

SCHEDULE III
Enclosure 4

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Costs Capitalised		Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Pilåkern 1	83,700	16,492	21,487	37,979	−3,395	1959	05/81	100 years
Pilåkern 2	125	273	1,399	1,672	−75	1960/70	05/81	100 years
Almen 16	5,400	1,940	−1,101	839	−242	1961	05/81	100 years
Leonard 1	194,000	189,000	64,012	253,012	−10,590	1970	11/00	100 years
Abel 14	80,000	141,000	15,326	156,326	−6,458	1973	11/00	100 years
Abel 15	45,000	0		0	0	1973	11/00	100 years
Korpen 39	9,000	14,631	776	15,407	−472	1960/70	01/99	100 years
Laboratorn 4	16,800	29,251	867	30,118	−1,090	1960/70	01/99	100 years
Professorn 12	11,900	20,381	1,573	21,954	−904	1960/70	01/99	100 years
Frukten 9	790	6,445	0	6,445	−182	1960/70	01/99	100 years
Flygfältet 8	0	−173	3,067	2,894	−12	1961	07/87	100 years
Flygfältet 2	1,500	4,950	−2,987	1,963	−614	1961	07/87	100 years
Flygfältet 7	6,000	7,468	0	7,468	−283	1989	08/00	100 years
David 19,20 o 29	22,000	7,594	2,563	10,157	−1,020	1929/34	01/81	100 years
Hilleröd 12	5,250	2,466	536	3,002	−367	1962	01/81	100 years
Nyborg 22	32,000	8,668	1,798	10,466	−976	1968	08/82	100 years
Solbacken 13	2,700	5,202	4,204	9,406	−1,698	1965	06/86	100 years
Bronsyxan 16	0	14,325	4,258	18,583	−1,498	1975	10/87	100 years
Hymnen 1	22,400	10,558	14,797	25,355	−2,296	1960/70	05/94	100 years
Kantaten 1	42,000	13,685	20,151	33,836	−3,223	1960/70	05/94	100 years
Kantaten 2	33,600	9,426	15,298	24,724	−2,506	1960/70	05/94	100 years
Kantaten 3	37,800	13,798	17,601	31,399	−3,087	1960/70	05/94	100 years
Kantaten 6	27,300	11,922	16,057	27,979	−2,573	1960/70	05/94	100 years

SCHEDULE III
enclosure 4

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Docenten 6	13,500	10,040	10,193	20,233	−1,519	1960/70	01/97	100 years
Laboratorn 2	20,700	13,550	12,375	25,925	−1,869	1960/70	01/97	100 years
Professorn 9	19,400	14,272	11,467	25,739	−1,998	1960/70	01/97	100 years
Professorn 11	21,800	18,120	10,353	28,473	−2,203	1960/70	01/97	100 years
Laboratorn 3	21,800	18,812	12,274	31,086	−2,329	1960/70	01/97	100 years
Altona 20 & 21	113,000	91,135	77,785	168,920	−12,749	1966	09/98	100 years
Pontus 20	97,225	126,947	1,619	128,566	−4,168	1935	04/01	100 years
Sporren 4	49,000	85,995	513	86,508	−3,234	1958	04/01	100 years
Luggude 8	20,000	27,500	0	27,500	−765	1967	04/01	100 years
Hämplingen 15	12,750	17,015	399	17,414	−702	1964	04/01	100 years
Utanverket 13	48,750	69,000	629	69,629	−2,278	1958	04/01	100 years
Kolga 6	55,000	74,494	2,989	77,483	−1,959	1935	04/01	100 years
Ryttmästaren 17	0	32,875	0	32,875	−496	1970	02/04	100 years
Fältspaten 1	60,000	83,030	0	83,030	−1,437	1982	02/04	100 years
109 Fastigh reg		17,000	0	17,000	−213
Ongoing projekt		0	33,601	33,601
Other		−4,302	2,073	−2,229	17,368
Summa SFAB	2,409,545	2,098,061	591,078	2,689,139	−153,218

SCHEDULE III
enclosure 4

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Erstavik 26: 8	20,800	16,032	46	16,078	−1,169	1971-75	12/96	100 years
Erstavik 26: 9	21,078	17,149	90	17,239	−1,251	1971-75	12/96	100 years
Erstavik 26: 10	20,500	16,552	151	16,703	−1,214	1971-75	12/96	100 years
Erstavik 26: 11	47,500	32,632	161	32,793	−2,380	1971-75	12/96	100 years
Erstavik 26: 12	44,900	31,121	164	31,285	−2,268	1971-75	12/96	100 years
Erstavik 26: 13	42,100	27,907	156	28,063	−2,035	1971-75	12/96	100 years
Erstavik 26: 14	37,200	24,969	160	25,129	−1,823	1971-75	12/96	100 years
Erstavik 26: 15	36,208	24,594	97	24,691	−1,794	1971-75	12/96	100 years
Erstavik 26: 16	36,700	24,541	138	24,679	−1,792	1971-75	12/96	100 years
Erstavik 26: 17	36,800	25,221	546	25,767	−1,846	1971-75	12/96	100 years
Erstavik 26: 18	41,200	30,169	105	30,274	−2,198	1971-75	12/96	100 years
Erstavik 26: 20	7,000	4,311	50	4,361	−315	1971-75	12/96	100 years
Erstavik 26: 28	14,700	16,128	31	16,159	−1,174	1971-75	12/96	100 years
Erstavik 26: 29	15,225	16,264	80	16,344	−1,187	1971-75	12/96	100 years
Erstavik 26: 30	14,800	16,212	270	16,482	−1,203	1971-75	12/96	100 years
Erstavik 26:109	40,600	27,675	121	27,796	−2,018	1971-75	12/96	100 years
Erstavik 26:110	40,800	28,578	176	28,754	−2,086	1971-75	12/96	100 years
Erstavik 26:111	37,600	24,571	163	24,734	−1,793	1971-75	12/96	100 years
Erstavik 26:113	38,900	26,058	116	26,174	−1899	1971-75	12/96	100 years
Erstavik 26:115	38,900	26,618	167	26,785	−1943	1971-75	12/96	100 years
Erstavik 26:117	41,500	27,035	180	27,215	−1972	1971-75	12/96	100 years
Erstavik 26:118	41,200	26,924	158	27,082	−1962	1971-75	12/96	100 years
Erstavik 26:434		6,174	3,175	9,349	−1093	1971-75	12/96	100 years
Erstavik 26:488		0		0	0	1971-75	12/96	100 years
TOTAL SFNAB	716,211	517,435	6,501	523,936	−38,415

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Blackebergs Gård 1	41,475	20,920	509	21,429	−719	1902	04/00	100 years
Forellen 2	31,500	36,680	314	36,994	−1,373	1981	04/00	100 years
Marknaden 1	70,000	104,400	0	104,400	−3,223	1971	04/00	100 years
Medicinaren 14	15,000	16,162	0	16,162	−683	1990	04/00	100 years
Ruddammen 29	45,675	58,696	1	58,697	−1,952	1940	04/00	100 years
Vendelsö 3:1716	12,000	17,589	0	17,589	−760	1991	04/00	100 years
Hägern Större 16	350,000	400,516	1,982	402,498	−17,217	1990	04/00	100 years
Tempelriddareorden 1	17,500	26,144	0	26,144	−806	1964	12/01	100 years
Tempelriddareorden 2	12,110	17,482	0	17,482	−539	1964	12/01	100 years
Tempelriddareorden 3	32,900	49,556	0	49,556	−1,527	1964	12/01	100 years
Tempelriddareorden 4	26,600	38,642	0	38,642	−1,191	1964	12/01	100 years
Tempelriddareorden 6	12,950	19,326	−1	19,325	−596	1964	12/01	100 years
Tempelriddareorden 7	32,900	48,879	0	48,879	−1,507	1964	12/01	100 years
Tempelriddareorden 8	16,450	25,177	0	25,177	−776	1964	12/01	100 years
Tempelriddareorden 9	19,950	31,505	0	31,505	−971	1964	12/01	100 years
Söderbymalm 3:468	177,910	155,000	10,601	165,601	−3,131		12/02	100 years
Gröna rutan 1	1,750	3,218	0	3,218	−99	1964	12/01	100 years
TOTAL SFSAB	916,670	1,069,892	13,406	1,083,298	−37,070

SCHEDULE III
enclosure 6

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Haninge Söderbymalm 6:9	15,000	13,390	169	13,559	−334	1955	07/01	100 years
Haninge Söderbymalm 6:10	28,000	24,720	2,527	27,247	−663	1956	07/01	100 years
Haninge Söderbymalm 3:328	9,000	9,270	1,604	10,874	−254	1956	07/01	100 years
Haninge Söderbymalm 3:329	10,000	11,330	1,970	13,300	−307	1956	07/01	100 years
Haninge Söderbymalm 3:333	9,000	9,270	879	10,149	−248	1957	07/01	100 years
Haninge Söderbymalm 3:372	9,000	10,300	1,614	11,914	−284	1964	07/01	100 years
Haninge Söderbymalm 3:337	49,250	44,290	6,949	51,239	−1,252	1964	07/01	100 years
Haninge Söderbymalm 9:1	29,000	29,870	4,792	34,662	−834	1964	07/01	104 years
Haninge Söderbymalm 9:2	26,000	28,840	4,730	33,570	−807	1964	07/01	105 years
Haninge Söderbymalm 6:13	10,500	14,573	2,467	17,040	−401	1964	07/01	100 years
Haninge Söderbymalm 6:14	33,750	26,030	4,290	30,320	−740	1964	07/01	100 years
Haninge Söderbymalm 6:15	18,250	15,624	2,371	17,995	−435	1962	07/01	100 years
Haninge Söderbymalm 6:16	6,000	8,331	1,193	9,524	−229	1962	07/01	100 years
Haninge Söderbymalm 7:16	56,500	47,694	7,799	55,493	−1,316	1963	07/01	100 years
Haninge Söderbymalm 3:395	14,750	13,523	2,105	15,628	−379	1967	07/01	100 years
Haninge Söderbymalm 3:476	45,250	44,290	121	44,411	−1,191	1985	07/01	100 years
Totalt SFHKB	369250	351345	45580	396925	−9674

SCHEDULE III
enclosure 7

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK
Humle 24, Malmö	37,470	66,183	−4,094	1,981	2004	100 years
Höken 56, 57, Malmö	71,591	126,450	−7,822	1,984	2004	100 years
Jerusalem 69, 70 Malmö	44,502	78,602	−4,862	1,966	2004	100 years
Möllebacken 23, Malmö	74,033	130,763	−8,089	1,983	2004	100 years
Stralsund 33, Malmö	83,692	147,824	−9,145	1,974	2004	100 years
Biet 31, Malmö	9,617	16,986	−1,051	1,983	2004	100 years
Bjäre 7, Malmö	12,627	22,303	−1,380	1,940	2004	100 years
Björnen 4, Malmö	23,925	42,259	−2,614	1,986	2004	100 years
Gabriel 9, Malmö	69,506	122,766	−7,595	1,985	2004	100 years
Mården 3, Malmö	52,601	92,909	−5,748	1,988	2004	100 years
Västerfallet 11, Malmö	42,065	74,299	−4,596	1,991	2004	100 years
Västerfallet 13, Malmö	33	59	−4	1,991	2004	100 years
Axel 33, Malmö	165,178	291,750	−18,048	1,988	2004	100 years
Bornholm 6, Malmö	72,211	127,545	−7,890	1,975	2004	100 years
Granen 14, Malmö	24,273	42,873	−2,652	1,979	2004	100 years
Onsjö 4, Malmö	7,512	13,269	−821	1,940	2004	100 years
Vemmenhög 5, Malmö	24,654	43,546	−2,694	1,943	2004	100 years
Fretten 11, 13 Malmö	81,506	143,962	−8,906	1,979	2004	100 years
Nötskrikan 17, Malmö	39,984	70,622	−4,369	1,900	2004	100 years
Jägaren 1, Nöbb. 2:15	9,215	16,276	−1,007	1,980	2004	100 years
Jägaren 2-3,villebrådet 1 Lund	78,827	139,230	−8,613	1,973	2004	100 years
Kilen 18, Lund	92,584	163,529	−10,116	1,990	2004	100 years
Kilen 19, Lund	57,151	100,944	−6,245	1,992	2004	100 years
BAB Drott Syd AB	1,174,758	2,074,950	−128,361
Brita 6	10,821	19,113	−1,182	1,909	2004	100 years
Cedern 17	28,496	50,332	−3,114	1,970	2004	100 years
Danzig 22	15,633	27,612	−1,708	1,961	2004	100 years
Elefanten 41	62,042	109,584	−6,779	1,989	2004	100 years
Havsuttern 2	24,048	42,476	−2,628	1,912	2004	100 years
Heimdal 12	15,626	27,599	−1,707	1,927	2004	100 years
Hermodsdal 2	18,914	33,408	−2,067	1,963	2004	100 years
Kastanjen 4	11,420	20,171	−1,248	1,982	2004	100 years
Lars 4	16,828	29,723	−1,839	1,958	2004	100 years
Mjödet 11	61,502	108,631	−6,720	1,968	2004	100 years
Stacken 11	18,160	32,075	−1,984	1,960	2004	100 years
Vårdkasen 2	9,236	16,313	−1,009	1,968	2004	100 years
Hörby Häggenäs 9:62	134	236	−15	Other	2004	100 years
Drott Malmö AB	292,861	517,273	−32,000			100 years
Bara 1	22,852	40,362	−2,497	1,939	2004	100 years
Bara 6	17,433	30,792	−1,905	1,944	2004	100 years
Katrinetorp 1	16,232	28,670	−1,774	1,941	2004	100 years
Katrinetorp 2	15,631	27,609	−1,708	1,940	2004	100 years
Katrinetorp 3	21,053	37,185	−2,300	1,946	2004	100 years
Drott Slottstaden AB	93,201	164,618	−10,184			100 years

SCHEDULE III
enclosure 8

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK
Tolered 129:25 mfl.	52,096	92,017	−5,692	1,960	2004	100 years
Biskopsgården 7:1 mfl.	156,312	276,091	−17,080	1,968	2004	100 years
Järnbrott 117:5 mfl.	230,529	407,179	−25,189	1,962	2004	100 years
Kortedala 92:5 mfl.	64,689	114,259	−7,068	1,958	2004	100 years
Kortedala 105:5	36,633	64,704	−4,003	1,957	2004	100 years
Kortedala 105:3 mfl	140,643	248,415	−15,368	1,956	2004	100 years
Johanneberg 39:15	124,775	220,388	−13,634	1,981	2004	100 years
Backa 7:12 mfl	109,368	193,173	−11,950	1,965	2004	100 years
Backa 886:694-695	197	349	−22	Other	2004	100 years
BAB Drott Väst AB	915,244	1,616,575	−100,005			100 years
Olivedal	57,133	100,913	−6,243	1,968	2004	100 years
KB Vegabyggen	57,133	100,913	−6,243			100 years
Majorna	75,154	132,743	−8,212	1,963	2004	100 years
FAB Majäng	75,154	132,743	−8,212			100 years
tynnered	432,561	764,023	−47,264	1,967	2004	100 years
Prästhult 1:6	126	223	−14	Land	2004	100 years
Drott Smyckeparken AB	432,687	764,246	−47,278			100 years
tolered	150,789	266,336	−16,476	1,960	2004	100 years
Drott Slätta Damm AB	150,789	266,336	−16,476			100 years
Jursta 3:5 och Jursta 3:6	13,215	23,342	−1,444	Other	2004	100 years
Jursta 3:6	0	0	0	Other	2004	100 years
FAB 7043 i Alingsås	13,215	23,342	−1,444			100 years
Kungsängen 7:6, Uppsala	31,991	56,504	−3,495	1,961	2004	100 years
Luthagen 80:1, Uppsala	125,794	222,187	−13,745	1,991	2004	100 years
N Kvarngärdet, Uppsala	174,076	307,466	−19,021	1,963	2,004	100 years
Brahehus 1, Malmö	65,262	115,271	−7,131	1,957	2004	100 years
Holmen 1, Malmö	83,611	147,681	−9,136	1,982	2004	100 years
Drott Bostadsförvaltning AB	480,734	849,110	−52,528			100 years
Stora Björnen 11	9,186	16,225	−1,004	Other	2004	100 years
Vittran 1	74,714	131,965	−8,164	Other	2004	100 years
Lantbon 15	31,183	55,078	−3,407	Other	2004	100 years
Handlaren 24	19,919	35,182	−2,176	Other	2004	100 years
Båtsmannen 1-2	14,141	24,976	−1,545	Other	2004	100 years
Flaggan 3	1,499	2,648	−164	Other	2004	100 years
Geväret 3-5 & 7	16,961	29,957	−1,853	Other	2004	100 years
Gripen 24	2,371	4,188	−259	Other	2004	100 years
Gärdet 16 & 18	6,876	12,146	−751	Other	2004	100 years
Ingenjören 6	7,554	13,342	−825	Other	2004	100 years
Kruthornet 5	2,092	3,695	−229	Other	2,004	100 years
Laxen 23	3,194	5,642	−349	Other	2004	100 years
Nämndemannen 1	3,817	6,742	−417	Other	2004	100 years
Snickaren 1	6,137	10,839	−671	Other	2004	100 years
Tegen 2-4	13,742	24,271	−1,501	Other	2004	100 years
Täfteå 10:202	6,075	10,731	−664	Other	2004	100 years
Aspgärdan 19	12,446	21,983	−1,360	Other	2004	100 years
Flyttfågeln 2	26,175	46,232	−2,860	Other	2004	100 years

SCHEDULE III
enclosure 8

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK
Hygget 1	13,822	24,413	−1,510	Other	2004	100 years
Jägaren 4	2,804	4,953	−306	Other	2004	100 years
Jägaren 5	10,270	18,140	−1,122	Other	2004	100 years
Järven 18	6,194	10,940	−677	Other	2004	100 years
Järven 19	8,107	14,319	−886	Other	2004	100 years
Krukan 15	30,954	54,674	−3,382	Other	2004	100 years
Leoparden 2	8,119	14,341	−887	Other	2004	100 years
Leoparden 4	11,129	19,658	−1,216	Other	2004	100 years
Spetsen 15	4,519	7,982	−494	Other	2004	100 years
Spetsen 16	8,079	14,269	−883	Other	2004	100 years
Tranan 2-3	9,290	16,408	−1,015	Other	2004	100 years
Masen 9	14,599	25,786	−1,595	Other	2004	100 years
Sofiehem 2:156	20,518	36,241	−2,242	Other	2004	100 years
BAB Drott Nord	406,486	717,967	−44,415			100 years
Omberg, Hunneberg, Lidingö	132,245	233,582	−14,450	1,951	2004	100 years
Martallen, Sthlm	16,825	29,718	−1,838	1,944	2004	100 years
Wahrenberg 11	132,954	234,833	−14,527	1,973	2004	100 years
Ugglan Mindre 4	17,435	30,795	−1,905	1,931	2004	100 years
S:t Göran 5	13,835	24,436	−1,512	1,929	2004	100 years
Ritbesticket 1, 2	37,267	65,824	−4,072	1,939	2004	100 years
Sjukhuset 3	167,736	296,268	−18,328	1,972	2004	100 years
Höjdh 1, Orient 1-2,	129,229	228,255	−14,120	Other	2004	100 years
Tornet 10 - 12	72,166	127,466	−7,885	1,984	2004	100 years
Lillkalmar 6 - 9	15,627	27,601	−1,707	1,950	2004	100 years
Vale 9	24,651	43,541	−2,694	1,986	2004	100 years
Nässlan 16	8,415	14,864	−919	1,969	2004	100 years
Dalen 15	1,563	2,761	−171	1,929	2004	100 years
Lillkalmar 10	66,101	116,752	−7,223	1,961	2004	100 years
Menglöd 1	1,203	2,125	−131	Other	2004	100 years
Odinslund 6	49,287	87,055	−5,385	1,994	2004	100 years
Danderyd 3 : 95	1,149	2,030	−126	Other	2004	100 years
Dalkarlshugget 2	100,628	177,738	−10,995	1,965	2004	100 years
Gjutformen 2	51,085	90,231	−5,582	1,925	2004	100 years
Rosenbrödet 1	13,083	23,109	−1,430	1,965	2004	100 years
Smörrutan 1	20,671	36,511	−2,259	1,967	2004	100 years
Väduren 13	22,247	39,294	−2,431	1,910	2004	100 years
Wienerbrödet 1	66,986	118,317	−7,319	1,963	2004	100 years
Wienerkransen 3	47,433	83,780	−5,183	1,964	2004	100 years
Adlern Mindre 16	15,032	26,550	−1,642	1,890	2004	100 years
Drabanten 9	18,035	31,855	−1,971	1,907	2004	100 years
Pagen 2	27,654	48,845	−3,022	1,889	2004	100 years
Wienerkransen 1	22,732	40,151	−2,484	1,969	2004	100 years
Stativet 4	156,184	275,864	−17,066	1,968	2004	100 years
Pumpan 1	114,248	201,793	−12,483	1,983	2004	100 years
Kurland 21	19,248	33,998	−2,103	1,888	2004	100 years

SCHEDULE III
enclosure 8

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK
Tylöskog 3	10,818	19,107	−1,182	1,942	2004	100 years
Mösseberg 13	8,414	14,861	−919	1,935	2004	100 years
Snasahögarna 7	9,015	15,923	−985	1,937	2004	100 years
Jakobsberg 2:1164	32,188	56,852	−3,517	1,958	2004	100 years
Gullfaxe 2	6,023	10,639	−658	1,985	2004	100 years
Järvakrogen 2	9,186	16,224	−1,004	1,946	2004	100 years
Sikreno 8	−6,160	−10,880	673	1,989	2004	100 years
Stockshem 10	75,426	133,224	−8,242	1,989	2004	100 years
BAB Drott Öst	1,727,865	3,051,891	−188,797			100 years
Kålroten 8	81,159	143,349	−8,868	1,924	2004	100 years
Midgård 19	15,632	27,610	−1,708	1,903	2004	100 years
Ångpannan 9	11,231	19,837	−1,227	1,914	2004	100 years
Spiken 3	12,023	21,236	−1,314	1,944	2004	100 years
Stenkvista 11	24,645	43,530	−2,693	1,961	2004	100 years
Ådra Kvarn	144,690	255,562	−15,810			100 years
Grönfinken 1	141,237	249,464	−15,432	1,966	2004	100 years
Sparven 5	24,054	42,486	−2,628	1,939	2004	100 years
Montebello	165,291	291,950	−18,061			100 years
Täckeråker 1:8, 1:9, 2:11	785	1,387	−86	Other	2004	100 years
Täckeråker 2:14	2,740	4,840	−299	Other	2004	100 years
FAB Sture i Nacka	3,525	6,227	−385			100 years
Näsbypark 73:5	0	0	0	Other	2004	100 years
FAB Facklan	0	0	0			100 years
Sfären 1-9, Solna	170,076	300,401	−18,583	1,991	2004	100 years
Drott Stocksundet AB	170,076	300,401	−18,583			100 years
Tvålflingan rest	103,698	183,159	−11,331	1,972	2004	100 years
Drott Västberga KB	103,698	183,159	−11,331			100 years
Autopiloten 5,9, Stockholm	16,234	28,674	−1,774	1,990	2004	100 years
Skarpnäcks Jubileumsbostäder HB	16,234	28,674	−1,774			100 years
Stockhem 11	55,188	97,477	−6,030	1,938	2004	100 years
FAB Bardunen HB	55,188	97,477	−6,030			100 years
Wahrenberg 9-10	123,128	217,479	−13,454	1,973	2004	100 years
Wahrenberg 10 HB	123,128	217,479	−13,454			100 years
Elim on consolidation
Dec 31, 2004		−662,785	662,785

Total SFFAB	6,601,957	10,998,111	−58,583

SCHEDULE III
enclosure 8

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Initial cost to company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Hotel Fredrikshavn		257,978	14,934	272,913	−164,128			50 years
Hotel Grenå		53,980		53,980	−36,968			50 years
Other buildings, Denmark		77,800		77,800	−60,027			50 years
Land improvements		28,123		28,123	−9,692			20 years
Port of Stranraer		151,215		151,215	−42,382			20 years
Port of Holyhead		1,032,476	10,049	1,042,525	−259,270			20 years
Port of Fishguard		220,878	−2,135	218,742	−75,396			20 years
Other		0	1,213	1,213	−1,126			20 years
Hook of Holland		56,050		56,050	−41,090			20 years
Port of Helsingborg		57,579		57,579	−40,336			20 years
Port of Trelleborg		76,879	−76,879	0	0			20 years
Port of Gothenburg		36,608		36,608	−17,799			20 years
Other		24,541		24,541	−18,348
Elim on consolidation
Oct 31, 2000		−387,919		−387,919	387,919
Elim on consolidation
Dec 31, 2002		−54,000		−54,000	54,000
Total Stena Line		1,632,187	−52,818	1,579,369	−324,642

SCHEDULE III
enclosure 9

Property and Accumulated Depreciation
December 31, 2004

Description	Encumbrances	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is Computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Backa 170:2	22,400	26,507	−1,473			100 years
Olskroken 35:5	14,000	9,488	−888			100 years
Arendal Rud 2:6	0	8,459	−637			100 years
Strand Norum 33:4	6,300	9,196	−235			100 years
Ryda 9:13	3,354	1,428	−114			100 years
Galeasen 1	4,000	5,693	−397			100 years
Investment in rented property	0	5,502	0			100 years
Surplus value Olskroken	0	1,382	0			104 years
Total Adactum	50,054	67,655	−3,744

SCHEDULE III
enclosure 10