Form 20-F
period 2005-12-31
STENA AB
filed 2006-06-30
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

Commission file number 33-99284

STENA AB (publ)

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

Kingdom of Sweden

(Jurisdiction of incorporation or organization)

Masthuggskajen, SE-405 19 Gothenburg, Sweden

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
9 5/8% Senior Notes due 2012, 7½% Senior Notes due 2013 and 7% Senior Notes due 2016
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

50,000 ordinary shares, par value SEK 100 per share
(as of December 31, 2005)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
    Yes         No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act.

Yes         No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17          Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes        No

Introduction

Unless otherwise indicated, all references in this Annual Report to ‘‘we,’’ ‘‘us,’’ ‘‘our,’’ and similar terms, as well as references to the ‘‘Company,’’ refer to Stena AB (publ) (‘‘Stena AB’’) and its subsidiaries.

Forward-looking Information

This Annual Report includes statements that are, or may be deemed to be, ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as ‘‘forward-looking statements’’ by the use of forward-looking terminology including terms such as ‘‘anticipate,’’ ‘‘should,’’ ‘‘likely,’’ ‘‘foresee,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘continue,’’ ‘‘could,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘project,’’ ‘‘predict,’’ ‘‘will’’ or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, changes in general economic and business conditions; changes in laws and regulations; changes in currency exchange rates and interest rates; risks incident to vessel operations, including discharge of pollutants; introduction of competing services or products by other companies; changes in trading or travel patterns; increases of costs of operations or the inability to meet efficiency or cost reduction objectives; changes in our business strategy; and various other factors listed in this Annual Report and in our reports filed with the Securities and Exchange Commission (the ‘‘SEC’’) from time to time. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, nor assume any obligation, to revise these forward-looking statements to reflect any future events or circumstances.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

The following selected consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2005 has been derived from the audited financial statements. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden (‘‘Swedish GAAP’’), which differs, in certain significant respects, from generally accepted accounting principles in the United States (‘‘US GAAP’’). Reconciliation of such differences which significantly affect the determination of stockholders' equity as of December 31, 2004 and 2005 and net income for the years ended December 31, 2003, 2004 and 2005 is set forth in Note 31 to our Consolidated Financial Statements.

Currency of Presentation

Stena AB maintains its Consolidated Financial Statements in Swedish kronor. In this Annual Report, references to ‘‘SEK’’ are to Swedish kronor, references to ‘‘US dollars,’’ ‘‘dollars,’’ ‘‘US$’’ or ‘‘$’’ are to US dollars, references to ‘‘EUR’’ and ‘‘euro’’ are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on European Union, references to ‘‘DKK’’ are to Danish Kronor and references to ‘‘(pounds sterling),’’ ‘‘pounds sterling’’ or ‘‘GBP’’ are to British pounds. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into US dollars at specified rates. No representation is made that the Swedish kronor amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of Swedish kronor into US dollars have been made at $1.00 = SEK 7.9370, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2005. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2005. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

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

Charter.    The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty. A vessel is ‘‘chartered in’’ by a lessee and ‘‘chartered out’’ by a lessor.

Classification society.    A private self-regulatory organization which has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or ‘‘classes’’ according to the society's rules for each particular type of vessel.

Contract of affreightment.    A contract between a shipowner and a shipper, whereby the shipowner undertakes to carry a cargo over a certain route on specified occasions.

DnV.    Det Norske Veritas, a Norwegian classification society.

Drillship.    Maritime vessel modified to include a drilling rig and special station-keeping equipment. The vessel is typically capable of operating in deep water, or ultra-deep water up to 10,000 or 12,000ft. A drillship must stay relatively stationary on location in the water for extended periods of time. This positioning may be accomplished with multiple anchors, dynamic propulsion (thrusters) or a combination of these. Drillships typically carry larger payloads than semisubmersible drilling rigs.

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

Lloyds Register.    British ship classification society.

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

Pool.    A co-operation between two or more parties whereby each party supplies its vessels to the pool and the revenues from the pool are split between the pool members in proportion to the number and characteristics of tankers each delivered to the pool.

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

Semi-submersible rig.    Semi-submersible rigs are floating platforms which, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the lower hulls, or pontoons, is below the water surface during drilling operations. Semi-submersible rigs are capable of operating in the ‘‘submerged’’ mode sitting on the seabed in water depths of approximately 40 to 50 feet. Typically, the rig is ‘‘semi-submerged,’’ remaining afloat, off bottom, in a position in which the lower hull is approximately 60 feet below the water line and the upper deck protrudes well above the surface. These rigs maintain their position over the well through the use of an anchoring system or a computer-controlled thruster system. Semi-submersible rigs are divided into five generations which are determined by rig design and the year of delivery of the units. Generally, first generation drilling rigs are drilling rigs that were delivered before 1973, second generation drilling rigs are drilling rigs that were delivered between 1973 and 1981, third generation drilling rigs are drilling rigs that were delivered between 1982 and 1985 and fourth generation drilling rigs are drilling rigs that have been delivered since 1986. Fifth generation drilling rigs are drilling rigs that have been delivered since 1997.

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

ULCC.    Ultra large crude carrier — a tanker larger than 320,000 dwt.

VLCC.    Very large crude carrier — a tanker of 200,000 to 320,000 dwt.

SELECTED FINANCIAL DATA

	2001	2002	2003	2004	2005	2005
	SEK	SEK	SEK	SEK	SEK	$(1)
	(in millions)
CONSOLIDATED GROUP(2)
INCOME STATEMENT DATA (SWEDISH GAAP):
Total revenues	13,104	13,425	13,619	16,721	19,619	2,472
Direct operating expenses	(8,829)	(9,020)	(9,333)	(10,943)	(12,631)	(1,592)
Selling and administrative expenses	(1,421)	(1,468)	(1,522)	(1,761)	(1,861)	(234)
Depreciation and amortization	(1,605)	(1,764)	(1,742)	(1,790)	(2,734)	(345)
Total operating expenses	(11,837)	(12,252	(12,597)	(14,494)	(17,226)	(2,171)
Income from operations	1,267	1,173	1,022	2,227	2,393	301
Share of affiliated companies' results	131	51	—	17	21	3
Gain on sale of affiliated company	—	601	—	—	—	—
Interest income	120	212	85	382	567	71
Interest expense	(913)	(1,036)	(824)	(1,135)	(1,395)	(176)
Other financial items(3)	196	(1)	212	965	876	111
Minority interest	4	1	2	(77)	(21)	(3)
Income before taxes	805	1,001	497	2,379	2,441	307
Net income	1,410	1,031	510	2,359	2,268	286
BALANCE SHEET DATA (SWEDISH GAAP):
Cash and marketable securities(4)	3,635	3,499	4,568	5,088	9,252	1,166
Investment in VIEs(5)	—	—	—	4,440	5,753	725
Total assets	35,062	30,664	30,127	46,311	54,812	6,906
Debt in VIEs(5)	—	—	—	3,925	4,844	610
Other debt(6)	19,028	14,756	14,826	23,024	26,793	3,376
Stockholders' equity(7)	11,110	11,589	11,470	13,419	15,132	1,906
OTHER DATA (SWEDISH GAAP):
Capital expenditures	(3,875)	(2,359)	(3,148)	(3,343)	(5,152)	(649)
Cash dividends received(8)	—	52	—	—	—	—
Cash dividends paid	50	50	60	70	195	25
Cash flow from operating activities	1,026	2,143	1,790	1,456	2,403	303
Cash flow from investing activities	(1,998)	936	(3,556)	(5,331)	(2,948)	(371)
Cash flow from financing activities	2,014	(3,164)	1,444	4,536	1,850	233
CONSOLIDATED AMOUNTS (US GAAP):
Income from operations	1,328	1,106	1,171	2,340	2,165	273
Net income	942	1,413	316	1,852	2,008	253
Total assets	34,049	30,401	30,761	45,319	55,229	6,958
Stockholders' equity	10,352	10,671	10,954	11,982	14,913	1,879

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.9370, the Noon Buying Rate on December, 31 2005.

(2)	The Consolidated group includes from 2004 the Bostads AB Drott group (‘‘Drott’’) and investments in variable interests entities (‘‘VIEs’’).

(3)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), In 2005, we changed our accounting policy to value financial instruments at market value. The accounts for 2003 and 2004 have been restated.

(4)	Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.

(5)	We have invested in three VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. The accounts for 2004 have been restated.

(6)	Other debt includes short-term debt, long-term debt and capitalized lease obligations, current and noncurrent.

(7)	Certain pension liabilities, which were previously accounted for as contingent liabilities, have been recorded as pension liabilities in the consolidated balance sheet as of December 31, 2005. The change has been recorded directly against stockholders' equity and deferred tax liabilities, respectively.

(8)	Cash dividends received excludes dividends received on investments held for trading purposes, but includes dividends from strategic investments. Cash dividends in 2002 relates to P&O Stena Line, which was sold in April 2002.

Restricted Group Data

We issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002, $175 million 7½% Senior Notes due 2013 on December 3, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004 (collectively, the ‘‘Notes’’). In 2004 and 2005 we repurchased $12 million and $6 million principal amount of the 9 5/8% Senior Notes due 2012, respectively. For the year ended December 31, 2005 Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than three small properties) and three subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the Indentures under which the Notes were issued (the ‘‘Indentures’’), the subsidiaries through which the property operations are conducted (other than the three small properties), together with Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures. The Drott group (‘‘Drott’’) was acquired in August 2004. Effective as of January 1, 2005, the Company transferred Drott from the Restricted group to the Unrestricted group.

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

SELECTED FINANCIAL DATA

	2003	2004	2005	2005
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
INCOME STATEMENT DATA (SWEDISH GAAP):
Revenues from operations	12,451	14,397	15,352	1,934
Net gain on sale of vessels	114	656	316	40
Net gain on sale of properties	—	33	145	18
Total revenues	12,565	15,086	15,813	1,992
Direct operating expenses	(8,960)	(9,998)	(10,761)	(1,355)
Selling and administrative expenses	(1,448)	(1,653)	(1,586)	(200)
Depreciation and amortization	(1,667)	(1,697)	(2,357)	(297)
Total operating expenses	(12,075)	(13,348)	(14,704)	(1,852)
Income from operations	490	1,738	1,109	140
Share of affiliated companies' results	—	19	—	—
Interest income	122	168	224	28
Interest expense	(585)	(751)	(690)	(87)
Other financial items(2)	133	343	658	83
Total financial income and expense	(330)	(240)	192	24
Minority interest	2	(57)	(1)	—
Income before taxes	162	1,460	1,300	164
Net income	256	1,695	1,298	164

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.9370, the Noon Buying Rate on December 31, 2005.

(2)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense). In order to present the accounts in a true and fair view, we decided to introduce in 2005 valuation of financial instruments at market. The accounts for 2003 and 2004 have been restated.

	2004	2005	2005
	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
BALANCE SHEET DATA (SWEDISH GAAP):
Intangible fixed assets	278	307	39
Tangible fixed assets	26,146	17,007	2,143
Marketable securities	155	370	47
Other noncurrent assets	3,928	5,385	678
Total noncurrent assets	30,507	23,069	2,907
Short-term investments	1,083	1,369	172
Cash and cash equivalents	2,304	3,608	455
Other current assets	2,930	5,416	682
Total current assets	6,317	10,393	1,309
Total assets	36,824	33,462	4,216
Total stockholders' equity(2)	12,965	13,556	1,708
Deferred income taxes	1,939	247	31
Other provisions	399	1,876	236
Long-term debt	17,020	14,120	1,779
Other noncurrent liabilities	88	91	11
Total noncurrent liabilities	17,108	14,211	1,790
Short-term debt	73	680	86
Other current liabilities	4,340	2,892	365
Total current liabilities	4,413	3,572	451
Total stockholders' equity and liabilities	36,824	33,462	4,216

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.9370, the Noon Buying Rate on December 31, 2005.

(2)	Certain pension liabilities, which were previously accounted for as contingent liabilities, have been recorded as pension liabilities in the consolidated balance sheet as of December 31, 2005. The change has been recorded directly against stockholders' equity and deferred tax liabilities, respectively.

	2003	2004	2005	2005
	SEK	SEK	SEK	$(1)
	(in millions)
RESTRICTED GROUP
CONSOLIDATED STATEMENT OF CASH FLOW :
Net income	256	1,695	1,298	164
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,667	1,697	2,357	297
Share of affiliated companies' results	—	(19)	—	—
(Gain)/loss on sale of property, vessels and equipment	(114)	(686)	(461)	(58)
(Gain)/loss on securities, net	(108)	(293)	(682)	(86)
Unrealized foreign exchange (gains) losses	257	(160)	112	14
Deferred income taxes	(126)	(333)	2	—
Minority interest	(2)	57	1	—
Other non cash items	139	9	(117)	(15)
Net cash flows from trading securities	11	(605)	86	11
Changes in working capital	(75)	(403)	(212)	(27)
Net cash provided by/(used in) operating activities	1,905	959	2,384	300
Net cash flows from investing activities:
Purchase of intangible assets	—	(162)	(78)	(10)
Cash proceeds from sale of property, vessels and equipment	738	2,403	1,406	177
Capital expenditure on property, vessels and equipment	(2,860)	(2,901)	(3,176)	(400)
Purchase of subsidiary net of cash acquired	—	(3,183)	(756)	(95)
Sale of subsidiary	—	—	325	41
Proceeds from sale of securities	869	2,951	591	74
Purchase of securities	(707)	(1,236)	(456)	(57)
Increase of non-current assets	(190)	(111)	(130)	(17)
Decrease of non-current assets	—	18	14	2
Other investing activities	(151)	132	32	5
Net cash used in investing activities	(2,301)	(2,089)	(2,228)	(280)
Net cash flows from financing activities:
Proceeds from issuance of debt	1,795	2,171	148	19
Principal payments on debt	(4,273)	(1,735)	(222)	(28)
Net change in borrowings on line-of-credit agreements	1,242	1,675	3,243	409
New capitalized lease obligations	1,167	—	—	—
Principal payments capital lease obligations	(64)	(42)	(41)	(5)
Net change in restricted cash accounts	1,695	(10)	37	5
Intercompany accounts	(811)	65	(1,634)	(206)
Dividends paid	(60)	(70)	(195)	(25)
Other financing activities	(493)	(244)	(245)	(31)
Net cash provided by financing activities	198	1,810	1,091	138
Effect of exchange rate changes on cash and cash equivalents	(59)	1	57	7
Net change in cash and cash equivalents	(257)	681	1,304	165
Cash and cash equivalents at beginning of year	1,880	1,623	2,304	290
Cash and cash equivalents at end of year	1,623	2,304	3,608	455

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.9370, the Noon Buying Rate on December 31, 2005.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and US dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per US $1.00.

YEAR ENDED DECEMBER 31,	AVERAGE(1)	HIGH	LOW
2001	10.4328	11.0270	9.3250
2002	9.6571	10.7290	8.6950
2003	8.0351	8.7920	7.1950
2004	7.3320	7.7725	6.5939
2005	7.5200	8.2434	6.6855
December 2005	—	8.1162	7.8323
January 2006	—	7.8097	7.5385
February 2006	—	7.9656	7.6487
March 2006	—	7.9604	7.6491
April 2006	—	7.7580	7.3579
May 2006	—	7.3929	7.1975

(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

On June 26, 2006, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 7.3877.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2005, we had outstanding consolidated indebtedness of SEK 31.6 billion ($4.0 billion), of which SEK 16.8 billion ($2.1 billion) was the obligation of unrestricted subsidiaries (as defined in the Indentures governing our indebtedness). Our total debt as a percentage of our total capitalization was approximately 68%. For the restricted group, the debt as a percentage of total capitalization was approximately 52%.

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

Subject to compliance with various financial and other covenants imposed by our revolving credit facilities and the agreements governing our other indebtedness, we may incur additional indebtedness from time to time, including to finance the purchase or completion of newbuildings, and other vessels. As of April 30, 2006, the remaining cost for one tanker we had on order was approximately $21 million and the remaining cost for four RoPax vessels on order, fully equipped was approximately $216 million. In addition, our aggregate remaining cost, as of April 30, 2006, fully equipped, for two drillships on order was approximately $990 million. Since April 30, 2006, the tanker newbuilding has been delivered.

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

Our revolving credit facilities, the Indentures and the instruments governing our other indebtedness contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and to take advantage of business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

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

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the Indentures, these subsidiaries (other than three small properties) are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of the Indentures. We transferred Drott to the unrestricted group as of January 1, 2005. At December 31, 2005, these unrestricted subsidiaries had outstanding indebtedness of approximately SEK 16.8 billion ($2.1 billion) substantially all of which, in the case of the real estate subsidiaries, was secured by their real property interests. Neither we nor any of our subsidiaries that has not been designated as an unrestricted subsidiary (referred to as the restricted subsidiaries) have guaranteed payment of any of this indebtedness. There is no limitation in the Indentures on the amount of indebtedness such unrestricted subsidiaries may incur in the future. The Indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries. The Indentures contain certain limitations on our ability to make investments in unrestricted subsidiaries.

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

We seek to reduce our exposure to adverse changes in fuel prices by entering into hedging transactions to cover our fuel requirements. We primarily use swaps and options to hedge our exposure to variations in the price of fuel. However, there can be no assurance that such hedging activities will be successful. Recent increases in fuel prices have required us to take an impairment charge with respect to certain of our HSS vessels.

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

The offshore drilling rig market is highly competitive. All of our drilling rigs are currently under contract. One of our contracts expires in 2006, one expires in 2010 and our other contracts expire in 2007. The first of our two drillship newbuildings has a contract in place for four years starting from delivery which is expected in December 2007. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes.

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

For the five years ended December 31, 2005, our RoRo, RoPax and car/passenger ferry fleet utilization has averaged approximately 97% (excluding planned offhire days). In the case of our RoRo, RoPax and car/passenger ferry vessels, a substantial portion of this utilization has been through long-term charters. As of April 30, 2006, three charters for our fleet of eight owned RoRo and RoPax vessels (which includes one RoRo vessel in which we have a 49% ownership interest) expire in 2006, two expire in 2007, two in 2008 and one in 2010. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2005, our drilling rig utilization rate has averaged approximately 84% (excluding planned offhire days). One of our contracts expires in 2006, one expires in 2010 and our other contracts expire in 2007. The first of our two newbuilding drillships has a contract in place for four years starting from delivery which is expected in December 2007. Although we are in negotiations for future rig charters, there can be no assurance that these negotiations will lead to charter contracts. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations.

For the five years ended December 31, 2005, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged 97% (excluding planned offhire days). Although we have long term time charters in place for five of our six owned and finance leased tankers (including three tankers in which we have a 50% ownership interest), 33 of our 39 chartered in tankers are currently trading on the spot market. There can be no assurance that rates on the spot market will not decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The time charters for our two finance leased tankers expire in 2007 and 2011.

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

Our operations are global and are affected by international economic, political and governmental conditions, especially in the countries where we are engaged in business or where our vessels operate or are registered.

Economic conditions and fluctuations in currency exchange rates among the countries in which we conduct our ferry operations affect the travel and trade patterns of our customers. We are also subject to governmental and regulatory risks including taxation, nationalization, inflation and protectionist measures that can affect our ability to operate our current routes or alter our routes. We are further subject to political risks. For example, passenger, private car and freight traffic on our Scotland-Northern Ireland route has been affected by civil disturbances from time to time in Northern Ireland and may be so affected in the future. Health concerns such as the outbreaks of SARS and hoof and mouth disease also have negatively impacted our ferry business.

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

In the case of corporate opportunities and conflicts of interest, Swedish corporate law requires our directors to act in our best interests. Our board of directors is advised by Swedish counsel with respect to such matters. Our eight directors and one deputy director include four directors who are neither employees nor officers of Stena AB and three directors, including our deputy director, who is appointed by the trade unions representing our employees.

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

The shipping industry in Sweden and other jurisdictions in which we operate is susceptible to industrial action due to the strong influence of maritime trade unions. While we believe that we have good relations with our work force, we cannot assure you that we will not be adversely affected by future industrial action against efforts by our management to reduce labor costs, restrain wage increases or modify work practices.

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

Although we have not experienced any major strike or work stoppage for many years, there can be no assurance that we will in the future be able to favorably negotiate the terms and conditions of such labor agreements or that strikes or disruptions will not occur in the future as a result of the failure to negotiate such terms or otherwise.

Currency fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally US dollars, British pounds, Euros and Norwegian kroner. In particular, we incur significant expenses in US dollars for fuel and for expenses in our tanker operations. As of December 31, 2005 approximately $2.1 billion of our debt was denominated in US dollars. Fluctuations in the exchange rates between the US dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our US dollar-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results as reported in Swedish kronor in the past and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful and foreign exchange fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

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

We maintain an investment portfolio of equity and debt securities and market fluctuations may have a material effect on our financial statements and our financial results.

As of December 31, 2005, the fair value of our marketable securities and short-term investments amounted to SEK 5.2 billion, as compared to SEK 2.4 billion as of December 31, 2004. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and high yield government and corporate bonds from emerging markets. We have also invested in three VIEs, whose purpose is to invest primarily in high yield securities and bank loans. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. As of December 31, 2005, total assets of these VIEs amounted to SEK 6.2 billion, which partly was financed by bank debt in the VIEs of SEK 4.8 billion. We seek to maintain a diversified investment portfolio to balance our exposure to various risks and have established a series of procedures and limits we believe are designed to manage the risks of these activities on a day-to-day basis. Investments however are subject to various risks and fluctuations and are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

Compliance with safety, environmental and other governmental requirements may adversely affect our operations.

The shipping industry in general, and our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include, but are not limited to:

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

We, together with Stena Sessan AB (‘‘Sessan’’) and Stena Metall AB (‘‘Stena Metall’’), which are also owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia Maritime AB (‘‘Concordia’’), which is 52% owned by Sessan, comprise the ‘‘Stena Sphere’’ of companies. The Stena Sphere of companies is engaged in shipping, ferry lines, offshore drilling, metal and paper recycling, sales of bunker fuel, real estate, financial activities and limited industrial operations.

We own and operate one of the world's largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. For the year ended December 31, 2005, we generated revenues of SEK 19.6 billion. Cash flows from operating activities for the same period were SEK 2.4 billion, all of which was generated by our restricted group which, for purposes of the Indentures governing our indebtedness, includes all our businesses except our real estate operations (other than three small properties) and three subsidiaries whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. We transferred Drott to the unrestricted group as of January 1, 2005.

Since January 1, 2003, our principal capital expenditures and divestitures have consisted of the purchase and sale of vessels, the purchase and sale of real property and the acquisition of other companies. From January 1, 2003 until March 31, 2006, we have invested approximately SEK 10.1 billion for the purchase of vessels, SEK 3.6 billion for the purchase of real estate and SEK 3.8 billion for the acquisitions of the Drott, Blomsterlandet and Envac Centralsug AB companies. During the same period, we have divested vessels for total consideration of SEK 2.0 billion (excluding sale-leaseback transactions) and real estate for total consideration of SEK 4.9 billion. As of the date of this Annual Report, our capital expenditures in progress consist of two drillships under construction in Korea, two RoPax vessels under construction in Norway and two RoPax vessels ordered in Russia. We expect that the substantial portion of the purchase price of our newbuildings will be financed by the existing revolving credit facility, new capital lease agreements, new bank loans or other financing arrangements.

Business Overview

Ferry Operations

We operate 18 routes with a fleet of 34 vessels in Scandinavia and the United Kingdom under the ‘‘Stena Line’’ and ‘‘Scandlines’’ brand names. Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and, on one of our routes, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2005, we carried a total of 11.5 million passengers, 2.2 million private cars and 1.5 million freight units on our routes. For the year ended December 31, 2005, our ferry operations generated revenues of SEK 9.0 billion, operating income (loss) of SEK (7), including impairment charges for our HSS vessels of SEK 765 million due to high oil prices. Total depreciation and amortization expense (including impairment charges) amounted to SEK 1,578 million. Ferry operation revenues were generated from travel (35%), onboard sales (20%) and freight/other (45%).

Pursuant to a tax subsidy system in Sweden, our ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board Swedish-flagged vessels. The amount of this subsidy was approximately SEK 402 million for the 12-month period ended December 31, 2005.

We agreed to establish a joint venture with P&O in October 2003 to acquire the Port of Cairnryan in Scotland from P&O for a purchase price of GBP 22 million. We and P&O will have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for Stena and P&O and each party will pay port user fees to the joint venture. The acquisition and redevelopment of the port will be principally financed with borrowings by the joint venture with Stena and P&O each providing approximately 5% of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the acquisition is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities.

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

	Year Ended December 31,
(SEK in millions, except percentages)	2003		2004		2005
Travel	3,242	38%	3,240	36%	3,139	35%
Onboard sales	2,144	25%	2,120	23%	1,828	20%
Freight	3,109	36%	3,553	40%	3,970	44%
Other	102	1%	111	1%	108	1%
Total revenues	8,597	100%	9,024	100%	9,045	100%

We generate travel revenue from sales of tickets for passengers, private cars, motorbikes, recreational vehicles and buses, as well as from package tour sales. Our travel revenue also includes revenue from our two Danish hotels, which are marketed as part of packages for conferences or vacations and provision of travel agency services. In July 2005, the smaller hotel was sold to a third-party.

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

Set forth below is certain financial and operating data for our ferry operations for the years ended December 31, 2004 and 2005:

	Year Ended December 31,
Volumes (in millions)	2004	2005	% change
Number of passengers	12.5	11.5	(8.0)
Private cars	2.4	2.2	(8.3)
Freight units	1.4	1.5	7.1
Financial (SEK in millions)
Revenues
Travel	3,240	3,139	(3.1)
Onboard	2,120	1,828	(13.8)
Freight/Other	3,664	4,078	11.3
Total revenues	9,024	9,045	0.2

Route Network

We currently operate 18 routes in Scandinavia and the United Kingdom. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.    We operate ferry services on three routes. We estimate that we had an approximate 25%, 15% and 40% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Denmark for the year ended December 31, 2005.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years:

	Passengers			Private cars			Freight units
(In Thousands)	2003	2004	2005	2003	2004	2005	2003	2004	2005
Gothenburg-Fredrikshavn	2,056	1,947	1,597	425	397	342	160	170	161
Varberg-Grena	195	124	170	45	29	39	35	21	40
Helsingborg-Helsingör(1)	4,166	4,240	4,009	704	756	711	130	138	137

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

The Gothenburg-Fredrikshavn route is our single largest route on a revenue basis. The Gothenburg-Fredrikshavn route is 52 nautical miles. We operate one day ferry, two RoPax vessels and one HSS 900 vessel on this route. The scheduled crossing time is approximately 3.25 hours, except in the case of the HSS 900, which makes the crossing in approximately two hours.

The Varberg-Grena route is 65 nautical miles and has a scheduled crossing time of approximately 4.5 hours. We operate one RoPax vessel on this route. There was no operations on this route from February 2004 to June 2004 due to repairs being made on the vessel.

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

Sweden-Germany.    We operate ferry service on five routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 43%, 48% and 29% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2005.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2003	2004	2005	2003	2004	2005	2003	2004	2005
Gothenburg-Kiel	498	476	474	98	92	94	39	34	35
Gothenburg-Travemunde	4	3	4	—	—	—	61	78	82
Trelleborg-Sassnitz(1)	395	354	330	83	81	79	15	18	18
Trelleborg-Rostock(1)	147	157	166	25	26	27	51	59	67
Trelleborg-Travemunde(2)	49	46	35	—	—	—	54	51	54

(1)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.

(2)	In April 2005, one of the two RoPax vessels was redelivered to its owner. To make up for this lost capacity, Stena Line has made an agreement with a third party to buy deck-space on such party’s ships for our customers.

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

We operated two RoPax vessels on the freight route Trelleborg-Travemunde until March, 2005. In April 2005, one of the Ropax vessels was redelivered to its owner. To make up for this lost capacity, Stena Line has made an agreement with a third party to buy deck-space on such party’s ships for our customers. The route is 120 nautical miles and has a scheduled crossing time of seven hours.

Norway-Denmark.    We operate ferry service on one route. We estimate that we had an approximate 11%, 7% and 9% share of the volume of passengers, private cars and freight units,

respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark/Germany for the year ended December 31, 2005.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2003	2004	2005	2003	2004	2005	2003	2004	2005
Oslo-Fredrikshavn	554	592	487	60	61	52	14	15	16

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

Sweden-Poland.    We operate ferry service on one route. We estimate that we had an approximate 38%, 33% and 31% share of the passengers, private cars and freight units volume, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2005.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2003	2004	2005	2003	2004	2005	2003	2004	2005
Karlskrona-Gdynia(1)	385	420	361	54	65	72	47	62	73

(1)	The Stena Baltica was rebuilt during spring 2005 to increase car-deck capacity.

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

Wales/England-Republic of Ireland.    We operate ferry services on three routes. We estimate that we had an approximate 54%, 52% and 28% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales or England and the Republic of Ireland for the year ended December 31, 2005.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales/England-Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2003	2004	2005	2003	2004	2005	2003	2004	2005
Fishguard-Rosslare	645	614	589	154	153	142	40	45	52
Holyhead-Dun Laoghaire	967	888	850	197	191	184	42	36	38
Holyhead-Dublin	242	354	343	59	62	60	64	115	136

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

Scotland/England-Northern Ireland.    We operate ferry service on two routes. We estimate that we had an approximate 55%, 52% and 35% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland/England and Northern Ireland for the year ended December 31, 2005.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2003	2004	2005	2003	2004	2005	2003	2004	2005
Stranraer-Belfast	1,345	1,321	1,236	261	268	260	128	128	125
Fleetwood-Larne(1)	—	50	62	—	9	9	—	95	134

(1)	We commenced operations on the Fleetwood-Larne route in April 2004.

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

England-The Netherlands.    We operate ferry services on three routes. We estimate that we had an approximate 32%, 36% and 17% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands for the year ended December 31, 2005.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2003	2004	2005	2003	2004	2005	2003	2004	2005
Harwich-Hook of Holland	879	849	738	212	196	160	147	155	161
Killingholme-Hook of Holland	26	26	26	—	—	—	58	57	58
Harwich-Rotterdam	37	34	39	—	—	—	132	129	135

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

Ferry Fleet

As of April 30, 2006, our ferry fleet consisted of 34 vessels.

Newbuildings.    Two RoPax vessels of 3,100 lanemetres are being built. They are expected to be put into service on the route Hook of Holland-Killingholme in July and December 2006 respectively.

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

Conventional Fast Ferry

Vessel	Route	Year Delivered	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Lynx III	Fishguard-Rosslare	1996	4,113	620	—	—	35

Day Ferries

Vessel	Route	Year Delivered/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Car Capacity	Lane Meters	Service Speed (Knots)
Stena Danica	Gothenburg-Fredrikshavn	1983/2003	28,727	2,274	64	555	1,640	19.5
M/S Aurora af Helsingborg(1)	Helsingborg-Helsingor	1992	10,918	1,250	—	240	535	14
Hamlet(2)	Helsingborg-Helsingor	1997	10,067	1,000	—	240	535	15

(1)	Chartered on long-term contract expiring January 2008.

(2)	The vessel is 50% owned by us and 50% owned by Scandlines AG.

Night Ferries

Vessel	Route	Year Delivered/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Baltica(1)	Karlskrona-Gdynia	1986/2005	31,189	1,800	949	1,590	20
Stena Saga(2)	Oslo-Fredrikshavn	1981/2006	33,750	1,700	1,862	1,050	22

(1)	Stena Baltica has been rebuilt to increase car-deck capacity.

(2)	In early 2006, the onboard area at Stena Saga was refurbished.

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

RoPax Vessels

Vessel	Route	Year Delivered/ Refitted	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Jutlandica(1)	Gothenburg-Fredrikshavn	1996	29,690	1,500	200	2,100	21.5
Stena Scanrail	Gothenburg-Fredrikshavn	1973/1996	7,504	65	26	1,000	16.5
Stena Nautica	Varberg-Grena	1986	19,763	900	126	1,265	18
Stena Scandinavica	Gothenburg-Kiel	1988/1999	39,169	1,700	2,364	1,628	21
Stena Germanica	Gothenburg-Kiel	1987/1999	39,178	1,700	2,364	1,628	21
M/S Gotaland	Trelleborg-Travemunde	1973/1994	18,060	400	148	1,296	18
M/S Trelleborg	Trelleborg-Sassnitz	1982/94	20,028	900	50	1,189	17
M/S Skane(2)	Trelleborg-Rostock	1998	42,705	600	550	3,297	21
Stena Nordica(3)	Karlskrona-Gdynia	2000	24,206	405	222	1,949	25.7
Stena Adventurer	Holyhead-Dublin	2003	45,532	1,500	600	3,517	22
Stena Europe	Fishguard-Rosslare	1981/2002	24,828	1,400	452	1,150	19
Stena Caledonia	Stranraer-Belfast	1981	12,619	1,000	—	780	19.5
Stena Leader	Fleetwood-Larne	1975	12,879	45	42	1,540	17.5
Stena Seafarer	Fleetwood-Larne	1975	10,957	40	—	1,180	18.5
Stena Pioneer	Fleetwood-Larne	1975	14,426	76	76	1,540	17.5
Stena Searider	Killingholme-Hook of Holland	1969/1995	21,019	120	105	2,390	17
Stena Seatrader	Killingholme-Hook of Holland	1973	17,991	221	180	2,100	17.5
Stena Britannica	Harwich-Hook of Holland	2003	43,487	1,500	600	3,400	22
Stena Hollandica	Harwich-Hook of Holland	2001	33,360	400	452	2,918	22
Stena Partner	Harwich-Rotterdam	1978/1981	21,162	124	166	2,450	17
Stena Transfer	Harwich-Rotterdam	1977/1981	21,162	124	166	2,450	17
Stena Transporter	Harwich-Rotterdam	1978/1995	16,776	80	102	1,850	17

(1)	Chartered from Stena Sessan on a long-term contract expiring December 2014.

(2)	The long-term charter contract expired in July 2005. Stena Line has exercised the option to extend the contract until January 2019.

(3)	Chartered in vessel from Stena Metall group.

RoRo vessels.    The RoRo vessel is designed primarily to transport freight trailers and a limited number of passengers, primarily truck drivers.

RoRo Vessels

Vessel	Route	Year Delivered	Gross Tons	Passenger Capacity	Number Of Berths	Lane Meters	Service Speed (Knots)
Stena Carrier	Gothenburg-Travemunde	2004	21,104	12	12	2,715	22
Stena Freighter(1)	Gothenburg-Travemunde	2004	21,104	12	12	2,715	22

(1)	Chartered in vessel from Stena Metall group.

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

Our sales organization is divided into national sales offices in each of the countries where we have ferry operations and is responsible for sales and reservations, sales training and route coordination. Telephone reservations are centralized at one call center in each country. Products are sold directly to consumers and through travel agents with which we maintain various arrangements, including direct booking access. Individual customer bookings can also be made by telephone, internet, e-mail, mail, fax and directly at each of our ferry terminals.

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

Hotels.    We sold one of our two owned hotels in Denmark in July 2005. The remaining hotel is marketed as part of tour packages. We have an agreement with Scandic Hotels to operate the hotel. Scandic Hotels also work with us in relation to the marketing of the hotel.

Offshore Drilling

We own and operate two third generation, one fourth generation and two fifth generation semi-submersible drilling rigs. Stena Dee, previously a third generation rig, underwent a $25 million upgrade to a fourth generation rig in 2004. We took delivery of our fifth generation drilling rigs in 1999 and 2001. We believe our excellent safety record, our quality of service and fleet provide us with a significant competitive advantage. For the twelve months ended December 31, 2005, our drilling operations generated revenues of SEK 1.9 billion, operating income (loss) of SEK (2) million and had depreciation and amortization expense of SEK 590 million. The table below sets forth selected information with respect to our drilling rigs as at December 31, 2005.

Drilling Rig Fleet

Drilling Rig	Generation	Year Built	Water Depth (Ft.)	Blow-Out Preventors	Propellers	Class
Stena Clyde	3rd	1976	1,650	15,000 psi(1)	2 In Line Propellers	DnV
Stena Spey	3rd	1983	1,500	15,000 psi	2 In Line Propellers	DnV
Stena Dee	4th	1984	1,500	15,000 psi	4 Azimuth Thrusters	DnV
Stena Tay	5th	1999	7,500	15,000 psi	8 Azimuth Thrusters	DnV
Stena Don	5th	2001	1,600	15,000 psi	6 Azimuth Thrusters	DnV

(1)	‘‘psi’’ means pound per square inch.

We operate our five drilling rigs from our headquarters in Aberdeen, Scotland with a sub-office in Bergen, Norway. We also have base offices in Australia, Norway and Houston. Stena Spey is currently deployed in the North Sea, and Stena Clyde is currently deployed in Australia. Stena Tay is currently working in the U.S. gulf of Mexico and Stena Don and Stena Dee are both currently deployed in the Norwegian sector of the North Sea. All of our drilling rigs are equipped to drill high pressure wells. As of December 31, 2005, the average age of our fleet was approximately 17 years.

The table below sets forth the average utilization rates for our drilling rigs for each of the years indicated.

Rig Utilization

	2001		2002	2003	2004	2005
Number of vessels	5	(1)	5	5	5	5
Total vessel days available	1,472		1,825	1,825	1,830	1,825
Vessel days utilized	1,396		1,578	1,337	1,457	1,591
Vessel utilization (percentage)	94.8		86.5	73.3	79.6	87.2
Offhire days planned	31		37	132	83	126
Offhire days planned (percentage)	2.1		2.0	7.2	4.5	6.9
Offhire days unutilized	45		210	356	290	108
Offhire days unutilized (percentage)	3.1		11.5	19.5	15.9	5.9
Average daily rates	121,132		134,628	144,472	130,619	154,451

(1)	Stena Don commenced operations December 20, 2001.

In September 2004 we chartered Stena Tay to Woodside in Mauritania. This contract was for 18 months firm which could be extended, at Woodside’s option, for an additional period of two years in extension term of six months each. In August 2005 we agreed with Woodside that the contract would terminate on March 31, 2006 with no options to be exercised. In September 2005 we entered into a contract with Total E&P Services for the Stena Tay. The duration of this contract is 4 years firm plus 1 year option.

In July 1998, we entered into a long-term contract with Statoil, the Norwegian State Oil company, to construct Stena Don. Stena Don was chartered to Statoil in December 2001 under a five year charter contract which can be extended, at Statoil's option, for an additional period of ten years in extension terms of one year each. Stena Don is designed to work in all currently planned and producing sub-sea oilfields in the greater North Sea area.

Stena Clyde was contracted in Indonesia to work with ConocoPhillips for five firm wells and seven option wells. Stena Clyde completed this contract in July 2005. The unit then carried out its classification survey and modifications were also made to enable the rig to work in Australia. Towards the end of October 2005 Stena Clyde commenced a six firm well plus two option well contract with Peak. We also obtained a contract for twelve months firm plus six months option with Apache in Australia.

In January 2005 Stena Dee commenced a one year firm contract with Norsk Hydro. This contract can be extended, at Norsk Hydro’s option, for an additional period of six extension periods of six months each. Two of the six options have been declared.

During 2005, Stena Spey worked on short term contracts with Maersk Oil & Gas, Nexen and Total UK through October 2005. The rig then commenced a seven month firm contract with Chevron which was subsequently extended by a further 12 months firm period. This contract can be extended by mutual agreement of rates and terms by a deadline four months after commencement of the second term of 12 months.

Selected information with respect to our drilling contracts as of April 30, 2006 is set forth below:

Rig	Customer	Contract Expiration Date
Stena Clyde	Peak	September 2006
	Apache	September 2007(1)
Stena Spey	Chevron	April 2007
Stena Dee	Norsk Hydro	January 2007(2)
Stena Tay	Total	January 2010(3)
Stena Don	Statoil ASA	December 2006(4)

(1)	Firm contract + 1x6 months option.

(2)	Firm contract + 4x6 months option.

(3)	Firm contract + 1 year option.

(4)	Statoil has the option to extend the contract for ten years in ten additional terms of one year each. Negotiations have commenced with Statoil in May 2006 regarding the option rate.

The contracts for our drilling rigs typically provide for compensation on a ‘‘day rate’’ basis, under which we receive a fixed fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. At April 30, 2006, the daily charter rates for our drilling rigs are as follows: Stena Clyde: $170,000; Stena Spey: $90,000; Stena Tay: $425,000 to $500,000 dependent on incentive earned; Stena Don: $239,000 and Stena Dee: $163,500.

Additions and Disposals.    In August 2005 we entered into a contract with Samsung Heavy Industries, Korea for the construction of a deepwater dynamically positioned drillship which is scheduled for delivery in December 2007, with an option for a second identical drillship with delivery in June 2008. The option for the second drillship was exercised in March 2006.

The first Drillship has been awarded a contract for 4 years firm plus 1 year option with day rates of $450,000 to $500,000 depending on incentives.

In February 2006 we entered into a Memorandum of Agreement to sell and bareboat-charter back Stena Dee with Songa Offshore ASA. The sale was completed in May 2006. The bareboat charter will enable Stena Dee to fulfill its contract with Norsk Hydro.

Competition.    The offshore drilling rig market is highly cyclical and competitive, reflecting the historic oversupply of offshore drilling rigs and the ability of operators to move rigs from areas of low utilization and low day rates to areas of greater activity and relatively higher day rates. Although drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor, contracts for drilling projects are also being negotiated directly between an oil company and its preferred contractor with quality of service, safety and suitability of equipment, in addition to price, being significant factors in awarding contracts.

Shipping

Our shipping operations consist of the ownership and chartering of Roll-on/Roll-off vessels and crude oil and petroleum product tankers. To support these activities, we are also engaged in the design, purchase, sale, management and staffing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market. For the year ended December 31, 2005, our shipping operations generated revenues of SEK 4.7 billion, operating income of SEK 1.1 billion and had depreciation and amortization expenses of SEK 176 million.

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

Over the past five years, our RoRo and RoPax fleet size has been approximately ten vessels. As of April 30, 2006, we owned six RoRo vessels. We also have a 49% ownership in a RoRo Vessel. As of April 30, 2006, we also chartered in one RoPax vessel. Over the last five years our average utilization rate was 97% (excluding planned offhire days).

The table below sets forth selected information with respect to our Roll-on/Roll-off vessel fleet as of April 30, 2006.

RoRo Vessels

Vessel	Flag	Year of Delivery	DWT	Passenger Capacity	Lane Meters	Service Speed (Knots)
Stena Shipper	U.K.	1979	8,800	12	2,050	19.0
Stena Forwarder	U.K.	1998	12,300	12	2,715	22.0
Stena Foreteller	Sweden	2002	12,300	12	3,000	22.0
Stena Forecaster	Sweden	2003	12,300	12	3,000	22.0
Stena Forerunner	Sweden	2003	12,300	12	3,000	22.0
Mont Ventoux	U.K	1996	13,300	12	2,250	19.0
RoRo Gothica(1)	Marshall Island	1975	14,400	12	2,000	16.0

(1)	Stena Gothica was refitted in 1990. In October 2004 she was sold to a company in which Stena holds 49% of the shares and re-named RoRo Gothica

RoPax Vessels

Vessel	Flag	Year of Delivery	DWT	Passenger Capacity	Number Of Berths (cabins)	Lane Meters	Service Speed (Knots)
Stena Challenger(1)	U.K.	1995	5,800	1,650	132	1,780	21.0

(1)	Stena Challenger is chartered on a bare-boat basis from P&O Ferries Ltd.

For the five years ended December 31, 2005, our average Roll-on/Roll-off vessel utilization rate was approximately 97% (excluding planned offhire days). The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, including the vessels chartered to Stena Line, during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	2001	2002	2003	2004	2005
Total vessel days available(1)	2,729	2,348	3,059	3,250	3,886
Vessel days utilized(2)	2,683	2,272	2,948	3,188	3,758
Vessel utilization (percentage)(2)	98.3	96.8	96.4	98.1	96.7
Offhire days(3)	2.6	7	43	47	109
Offhire days (percentage)	1.0	0.3	1.4	1.4	2.8
Unutilized days	20	69	68	15	19
Unutilized days (percentage)	0.7	2.9	2.2	0.5	0.5

(1)	Total vessel days are determined by aggregating the number of days in each year we owned, chartered in or leased such vessels.

(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.

(3)	Due to planned dry-dockings and damage.

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

The table below sets forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off vessels as of April 30, 2006.

RoRo vessels

Vessel	Type of charter	Charterer	Current charter period(1)
Stena Shipper	Time	Kess	02/06 – 08/06
Stena Forwarder	Time	Trasmed	10/05 – 10/06
Stena Foreteller(1)	Time	Transfennica	12/04 – 06/06
Stena Forecaster	Time	Transfennica	06/03 – 11/08
Stena Forerunner	Time	Transfennica	10/03 – 12/08
Mont Ventoux	Time	Sudcargos	11/05 – 11/07
RoRo Gothica(2)	Time	Crowley ATI	10/05 – 10/07

(1)	Excludes optional extension periods.

(2)	In October 2004, the Stena Gothica was sold to a company in which Stena hold 49% of the shares and re-named RoRo Gothica.

RoPax vessels

Vessel	Type Of Charter	Charterer	Current Charter Period
Stena Challenger(1)	Bareboat	Toll, New Zealand	02/05 – 06/10

(1)	Chartered in vessel.

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

Roll-on/roll-off vessel sales and purchases

	2001	2002	2003		2004	2005
Fleet as of January 1	8	7	8		8	8
Newbuildings delivered	—	1	2		1	—
Vessels purchased	—	—	1		3	1
Vessels sold	1	1	3		4	1
Fleet as of December 31,	7	8	8	(1)	8	8
Net gain on sale of vessels (SEK in millions)	91	—	64		273	191

(1)	Stena Line delivered the Stena Gothica to the Roll-on/Roll-off operations in the beginning of 2004.

Newbuilding program.    In March 2004, we sold our RoRo Newbuilding vessel, the Chieftain to a subsidiary of our affiliate Stena Metall on delivery. We chartered the vessel back (renamed the Stena Freighter) on a long-term charter for use in our ferry operations. In the autumn of 2004 we ordered two RoPax vessels from a shipyard in Norway for the account of Stena Line. The newbuilding process is managed by us. In August 2004 we ordered two RoPax vessels from a shipyard in St. Petersburg including options for two additional vessels.

Acquisitions and sales.    In March 2006, an agreement to acquire a newbuilt RoPax vessel from the Visentini shipyard in Italy, was made. The vessel is expected to be delivered in January, 2007. In April 2006, the RoPax vessel Svealand was sold.

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

We own one Crude oil tanker, lease two Product tankers pursuant to long-term finance leases and have 50% interests in three shuttle tankers. We have one additional tanker on order, which is sold and will be delivered to the new owner upon delivery from the shipyard. All of our owned and finance leased tankers are double hulled. As of April 30, 2006, we also chartered in 38 Product, Aframax, Panamax and Suezmax tankers.

As of April 30, 2006, the average period of the charter contracts for the 38 chartered in tankers was 27 months. Of these 38 tankers, seven were chartered out at an average period of 35 months. The other 31 tankers are currently trading on the spot market.

Our customers are generally large international oil companies, members of the Organization of Petroleum Exporting Countries and shipping companies. Our major customers include Chevron Corporation, the Royal Dutch/Shell Group of Companies, ConocoPhillips, BP plc, Neste Oil and Total.

We have an allocation agreement with Concordia Maritime AB, referred to herein as Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

The table below sets forth certain information with respect to our owned and financed leased tankers as of April 30, 2006.

Owned and Finance Leased Tankers

Tankers	Flag	Year Delivered	Type	DWT
Stena Caribbean(1)	U.K.	2002	Product	10,000
Stena Calypso(1)	U.K.	2002	Product	10,000
Stena Arctica	Sweden	2005	Ice Aframax	117,000
Nordic Rio(2)	Bahamas	2004	Shuttle	152,000
Stena Alexita(2)	Norway	1998	Shuttle	128,000
Stena Natalita(2)	U.K.	2001	Shuttle	108,000

(1)	Tankers held pursuant to a long term finance lease.

(2)	Our interest in these tankers is through two 50/50 joint ventures with TeeKay Holdings Inc.

Tankers sales and purchases

	2001		2002		2003		2004		2005
Fleet as of January 1	4	(1)	3	(3)	4	(3)	4	(3)	5	(4)
Newbuildings delivered	1	(2)	2				5	(1)	4
Vessels purchased
Vessels sold	2		1				4		1
Fleet as of December 31	2	(3)	4	(3)	4	(3)	5	(4)	8	(4)

(1)	Includes one vessel in which we have a 50% interest

(2)	Includes one vessel in which we have a 50% interest

(3)	Includes two vessels in which we have a 50% interest

(4)	Includes three vessels in which we have a 50% interest

Charters for Owned and Finance Leased Tankers

Tanker	Type of Charter	Charter	Current charter period
Stena Caribbean	Time	Chevron Texaco	2002-2011
Stena Calypso	Time	Chevron Texaco	2002-2007
Stena Arctica	Time	Progetra S.A	2006
Nordic Rio	Bareboat	Transpetro Brazil	2004-2017
Stena Alexita	Time	Esso Norway	1998-2008
Stena Natalita	Time	Teekay Norway	2002-2007

In addition, we have entered into 10-year charter agreements with Progetra S.A. for Stena Atlantica and Stena Antarctica, two ice-class Aframax tankers which are chartered in on a long term bareboat charter by us. The charter term commences on the delivery of the vessels from the shipyard which is currently expected in 2006.

Newbuildings.    In April 2003, we entered into an agreement to build two Panamax tankers, 72,000 dwt, at a shipyard in China for delivery in 2005 and 2006. The vessels were delayed from the shipyard. The first vessel, Stena Compass, was delivered in February 2006 and was sold to a third party upon delivery from the shipyard. The second vessel, Stena Compassion, was delivered in June 2006 and was sold to a third party upon delivery from the shipyard. Both vessels are chartered back to us from the new owner for a period of 30 months.

In June 2003, we entered into an agreement to build two ice-class 1-A 117,000 dwt Aframax tankers at a shipyard in Korea for delivery in 2005 and 2006. Both vessels were delivered in 2005. The first vessel was sold on delivery from the shipyard.

Two 47,400 dwt Product tankers, Stena Contest and Stena Concept which we agreed to purchase from a shipyard in Croatia were delivered in March and April 2005. Both vessels were sold to Arlington Tankers and delivered to the new owners in January 2006. The vessels were chartered back to us from the new owner for a period of three years.

The aggregate remaining cost for our remaining Panamax tanker, fully equipped, as of April 30, 2006, was approximately $21 million.

Chartering activities.    As of April 30, 2006, 7 of 38 of our chartered in tankers and none of our owned tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a charter on the spot market or under contracts of affreightment, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. As of April 30, 2006, the total volume of contracts of affreightment amounts to 15-17 voyages per month of 30,000 – 40,000 dwt each. As of April 30, 2006, seven of our chartered in tankers are on time charter contracts for period between four months and ten years.

Since January 1, 2006, spot market rates have ranged from $20,000 to $63,000 per day for Aframax tankers, $26,000 to $44,000 per day for Panamax tankers, $19,000 to $48,000 per day for Product tankers and $36,000 to $80,000 for Suezmax tankers. Spot market rates as of April 30, 2006 were $25,000 for Aframax tankers, $28,000 for Panamax tankers, $26,000 for Product tankers and $49,000 for Suezmax tankers.

In March 2005, we entered into a Suezmax pooling agreement with Sonangol Shipping (Sonangol Shipping Girassol Ltd, Sonangol Shipping Luanda Ltd, Sonangol Shipping Kizomba Ltd) in Angola. The revenues from the pool will be split between the pool members in proportion to the number of tankers each delivered to the pool. The pool has been in full operation since July 2005.

For the five years ended December 31, 2005, our average tanker utilization rate was approximately 97% (excluding planned offhire days). The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	2001	2002	2003	2004	2005
Total tanker days available(1)	5,257	5,572	7,165	10,026	14,083
Tanker days utilized	5,040	5,486	7,047	9,666	13,853
Tanker utilization (percentage)	95.9	98.4	98.4	96.4	98.4
Offhire days(2)	217	86	118	360	230
Offhire days (percentage)	4.1	1.6	1.6	3.6	1.6

(1)	Total tanker days is determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)	Due to scheduled and unscheduled dry-dockings and damage.

There can be no assurance that our tankers that trade on the spot market will continue to be employed or that rates obtained by us will cover costs associated with the operation of such tankers.

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

Arlington Tankers.    In November 2004 we sold two Product tankers and our 75% interests in two Panamax tankers, to Arlington Tankers Ltd (‘‘Arlington’’), a newly formed public company organized with Concordia. The purchase price for the two Product tankers and our interests in the Panamax tankers was approximately $169.2 million in cash and 690,421 common shares of Arlington, which represent approximately 4.5% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. Under each charter, we pay a fixed charter rate which increases over the term of the charters. We also pay an additional amount equal to 50% of the amount by which the time charter revenue we earn from the operation of these vessels, less certain expenses, exceeds the charterhire we pay to Arlington or 50% of the amount by which agreed upon spot market rates for vessels of these types exceed the rates we pay under our time charters for these vessels, depending on our use of the vessels.

We also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with the sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia for five years, plus an option to extend each charter for three additional years in one year extension terms. Under the agreement, we would pay the same time charter rate (which includes the additional hire referred to above) as is currently provided in Concordia’s time charters with Arlington. Our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

As mentioned above, we sold two additional Product tankers to Arlington for delivery in January 2006. In connection with this sale, we agreed to time charter both vessels from Arlington for a period of three years with options to extend each charter for 54 additional months in extension terms of 30 months and thereafter one year each. Under each charter, we pay a fixed charter rate which increases over the term of the charters. As with the vessels sold in 2004, our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

We also agreed with Arlington to adjust the charter periods for the vessels sold in 2004, from five year each, to four years for two of the vessels and six years for the other two vessels.

Ship management

As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, Northern Marine, which provides ship management services from offices in Glasgow, Scotland, Houston, Singapore and India. Ship management includes crewing, inventory control, maintenance and technical management.

As of December 31, 2005, Northern Marine provided services for  112 vessels through approximately 5,200 seafarers for us, Concordia, Chevron, Genmar, Tecnip and several other third parties.

Technical developments & patents

Stena Teknik, our technical division, provides design, construction and other marine technology support to our shipping and offshore drilling activities. We hold several patent registrations and applications in the United States and abroad to establish and protect our proprietary rights in the shipbuilding design industry. These patent registrations and applications relate primarily to the design and construction of the HSS ferries.

Real estate

General.    Through our subsidiaries, we are involved in the acquisition, selling, constructing, refurbishment and management of residential and commercial properties. Our real estate operations generated revenues of SEK 2.7 billion, operating income of SEK 1.4 billion and had depreciation and amortization expense of SEK 337 million. The above amounts include gain on sale of properties of SEK 813 million and write-downs of SEK 180 million. For purposes of the Indentures, these subsidiaries are designated unrestricted subsidiaries, except as discussed below. As of April 30, 2006, our real estate portfolio consists of two segments: 344 leasehold and freehold properties in Sweden and 40 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg and France. A substantial majority (85%) of our rental income comes from our properties in Sweden; the majority of our remaining rental income is from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Malmo, Stockholm, Uppsala, Umea, Halmstad, Amsterdam and Sophia Antipolis in France. We also manage real property owned by the Olsson family. As of December 31, 2005, our management estimates, based on external and internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 19.2 billion.

In 2004, we acquired the public company Bostad AB Drott (publ). We transferred Drott to the unrestricted group as of January 1, 2005.

Each of our real estate subsidiaries finances its acquisitions of real property with individual mortgages from various commercial and mortgage banks on each parcel obtained. On average, approximately 57% of the market value of each property is financed. In the case of the Swedish properties, approximately 37% of our properties (based on value) secure loans which are for a term of less than one year and are subject to floating interest rates and approximately 63% of our properties have secure loans of four to ten years in duration. Our average loan is for a term of 5.4 years. For the non-Swedish properties, the mortgage loans are generally for a minimum period of five years. Interest rates are generally fixed for these properties.

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

Generally, our commercial properties inside and outside Sweden have similar lease arrangements. We lease commercial properties for a term of three to ten years. Under Swedish law, unless the lease provides otherwise, a tenant has no right to renew a commercial lease upon termination, but upon renewal, the landlord cannot charge a rent which is substantially above market rent. Commercial leases may generally be terminated by the landlord if the tenant is delinquent on rent payments or if the tenant fails to maintain the property. In The Netherlands and Germany, our typical commercial lease has a term of five years and often includes an option for the tenant to renew. In France and Luxembourg, our typical commercial lease runs for a period of nine years and tenants are usually given options to terminate the lease in the third and sixth years of the lease. Our commercial leases inside and outside of Sweden generally include annual adjustment clauses to reflect inflation. Except in the case of our leases on properties in Sweden and The Netherlands, tenants generally pay the property tax, insurance and management costs for such properties.

Swedish properties.    Our real estate portfolio in Sweden as of April 30, 2006 consisted of 344 residential and commercial properties totaling approximately 2,220,000 square meters.

In 2005, we invested SEK 191 million in new properties and improvements to existing properties. As of April 30, 2006, our residential properties consist primarily of multi-family rental properties (approximately 24,000 units) which in terms of square meters comprise approximately 75% of our properties in Sweden or approximately 1,663,000 square meters. Our commercial properties in Sweden consist mainly of office buildings and warehouse properties and comprise the remaining 25% of our property portfolio in Sweden or approximately 557,000 square meters. The occupancy rates for our Swedish properties based on square meters on December 31, 2004 and on December 31, 2005 were 98% and 98%, respectively.

Of our Swedish properties, 37 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 60 years period with the right of renewal every 40 years. Rent is renegotiated after the first 20 years and every 10 years thereafter. In practice the leases are forever.

Other.    Our other properties as of April 30, 2005 consisted of 40 commercial properties, 32 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg and southern France. Our non-Swedish properties total approximately 160,000 square meters. The occupancy rates for our non-Swedish properties based on square meters on December 31, 2004 and on December 31, 2005 were 90% and 89%, respectively.

Property management.    In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. For the years ended December 31, 2004 and December 31, 2005, such fees aggregated SEK 11 million and SEK 13 million, respectively.

Other businesses

Through our unrestricted subsidiary Stena Adactum AB, we invest in companies outside our traditional lines of business. Stena Adactum invests in listed companies as well as in private companies. In April 2004, Stena Adactum acquired the Swedish chain store ‘‘Blomsterlandet’’ in the garden and flower business. Blomsterlandet was consolidated as from January 1, 2004, and generated revenues of SEK 747 million for the twelve months ended December 31, 2005. In May 2005, Stena Adactum acquired the Swedish company Envac Centralsug AB (‘‘Envac’’), a company in the automated waste collection business that develops and sells underground network systems for transportation of municipal and commercial waste. Envac was consolidated as from June 1, 2005, and generated revenues of SEK 523 million for the seven months ended December 31, 2005. In December 2005, we entered into a contract to acquire five wind power systems (windmills) to be delivered in early 2007. No revenues were generated from this operation during 2005.

Investment activities

We maintain an investment portfolio of marketable debt and equity securities. As of December 31, 2005, the fair value of these investments amounted to SEK 5.2 billion, as compared to SEK 2.4 billion as of December 31, 2004. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and high yield government and corporate bonds from emerging markets.

We have also invested in three VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. The accounts for 2004 have been restated. As of December 31, 2005, total assets of these VIEs amounted to SEK 6.2 billion, which partly was financed by bank debt in the VIEs of SEK 4.8 billion.

In addition to our hedging arrangements, we actively trade in currency contracts and options. As of December 31, 2005, the notional amounts of such instruments were SEK 657 million as compared to SEK 33 million as of December 31, 2004.

Results from our portfolio of debt and equity securities, VIEs and our currency/interest rate trading activities for the years ended December 31, 2005, 2004 and 2003 were a gain of SEK

943 million, a gain of SEK 1,068 million and a gain of SEK 174 million. We seek to maintain a diversified investment portfolio to balance our exposure to various risks and have established a series of procedures and limits we believe are designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

Classification of vessels

The hull and machinery of each of our vessels have been certified as being ‘‘in class’’ by its respective classification society: American Bureau of Shipping, Det Norske Veritas or Lloyds Register of Shipping. A classification society certifies that a vessel has been built and maintained in accordance with the rules of the society and is in compliance with applicable rules and regulations of the country of registry and the international conventions of which that country is a member.

The aggregate appraised value of our Roll-on/Roll-off vessels (including those used in our ferry operations), crude oil tankers and drilling rigs as of December 31, 2005 was SEK 21.0 billion as compared with the net book value as of December 31, 2005 of SEK 13.6 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

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

Hull and machinery insurance.    We maintain hull and machinery insurance, which covers the risk of damage to, or total or constructive loss of, a vessel as well as damage to third parties caused by direct contact with an insured vessel. This insurance also covers claims arising from collision with other vessels and salvage, towing, and other related costs. Constructive total loss occurs when the vessel is so damaged due to a casualty that the repair costs amount to at least 80% of the insured value of the vessel. We also maintain war risks insurance, which insures the risk of damage and total or constructive total loss of an insured vessel directly caused by certain warlike situations such as military use of weapons or terrorist activities. Coverage for areas designated from time to time as war zones may be excluded or additional premiums may be required with respect to voyages in such zones. We maintain coverage for the full value of each vessel, the value of which is updated at least annually.

We maintain civil and war risk hull and machinery insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned by us and vessels bareboat chartered in or leased by us pursuant to a long-term finance lease. The bareboat charterer of a vessel is responsible for obtaining adequate hull and machinery insurance. We obtain ‘‘innocent owner insurance,’’ to insure against the risk that the bareboat charterer's hull and machinery insurance, war risk insurance and protection and indemnity insurance are not valid due to any act or omission of the charterer.

Loss of hire insurance.    We maintain loss of hire insurance to insure against a loss of income due to damage to the hull or machinery of any Roll-on/Roll-off vessels and tankers owned by us. Our drilling rigs are covered by loss of hire insurance and vessels used in our ferry operations have loss of hire insurance at the option of the applicable route director.

Protection and indemnity insurance.    We maintain P&I insurance coverage for our shipping activities, which includes coverage against legal liability and other related expenses incurred due to the injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to third party property, pollution arising from oil or substance. Our P&I insurance coverage is arranged through four P&I mutual insurance clubs in Sweden, Norway and the United Kingdom. As a member of the club, we may be required to pay additional premiums in arrears. Our total premium is based on our own claims record, the total claims record of the members of the club and the aggregate claims record of all clubs which are members of the international association of P&I Clubs and the clubs’ costs for reinsurance.

We maintain P&I insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned, chartered in or leased pursuant to a long-term finance lease, except for vessels bareboat chartered out. The charterer of a vessel we bareboat charter-out is responsible for obtaining adequate P&I insurance. We obtain ‘‘subsidiary P&I insurance’’ for vessels bareboat chartered by companies not affiliated with us in order to insure the owner of a vessel bareboat chartered out against claims.

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

Our fleet of tankers is used to transport crude oil and petroleum products. The operation of these vessels, as well as our drilling rigs, could potentially result in an oil spill for which we could be liable. The Roll-on/Roll-off vessels owned and chartered out by us do not transport crude oil or petroleum products, but do carry significant quantities of diesel oil and other heavy oil used for fuel that, if spilled, would cause pollution and liability. In addition, vessels owned and chartered out by us could be involved in a collision with a tanker causing a spill of the tanker's cargo for which we could be liable. See ‘‘Regulation.’’

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

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2005:

Name of Company	Domicile	Percentage Owned
Stena Rederi AB	Sweden	100
Stena Bulk AB	Sweden	100
Stena Fastigheter AB	Sweden	100
Bostads AB Drott	Sweden	100
Stena Line Scandinavia AB	Sweden	100
AB Stena Finans	Sweden	100
Stena Adactum AB	Sweden	100
Stena International BV	The Netherlands	100
Stena Line Holding BV	The Netherlands	100
Stena Line Ltd	United Kingdom	100
Stena Drilling (Holdings) Ltd	United Kingdom	100
Stena Ferries Ltd	United Kingdom	100
Stena Ropax Ltd.	United Kingdom	100
Stena Luxembourg SARL	Luxembourg	100
Stena Switzerland AG	Switzerland	100
Stena Maritime AG	Switzerland	100
Stena Finanzverwaltungs AG	Switzerland	100
Stena Tay Cyprus Ltd	Cyprus	100
Stena Don Cyprus Ltd	Cyprus	100

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

OPA '90 establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA ‘90 affects all owners and operators whose vessels trade in the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States territorial area and the two hundred nautical mile exclusive economic zone of the United States.

Under OPA '90, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. OPA '90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker. These limits of liability do not apply if the incident was proximately caused by a violation of applicable United States Federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities.

In order to ensure that the responsible parties will meet the minimum liability amount imposed by OPA '90, responsible parties must establish evidence of financial responsibility to pay. Certificates of financial responsibility have been obtained for all of our owned or bareboat chartered vessels that trade in U.S. waters. We believe that if the need arises, certificates of financial responsibility for our other vessels could be obtained promptly. Guarantees from Shoreline Mutual (Bermuda) Limited and Arvak Ltd. are the primary vehicles through which we have satisfied the requirements under OPA '90.

Owners, bareboat charterers or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to be operated in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a ‘‘worst case’’ scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a ‘‘worst case discharge,’’ (ii) describe crew training and drills and (iii) identify a qualified individual with full authority to implement removal actions. We have filed vessel response plans with the Coast Guard for the tankers owned or bareboat chartered by us that trade in United States waters and have received approval for all of such tankers to operate in United States waters.

Under OPA '90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA ‘90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. All of our new buildings are compliant with OPA '90.

OPA '90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA '90. There is no uniform liability scheme among the states. Some states have OPA ‘90-like schemes for limiting liability to various amounts and some rely on common law fault-based remedies, while others impose strict and unlimited liability on an owner or operator. Some states have also established their own requirements for financial responsibility.

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

Annex VI entered into force on 19 May 2005. This new annex sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. The sulphur content of fuel oil is limited to 4.5% m/m globally. The annex also contains provisions allowing for special SOx Emission Control Areas (SECAS) to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used onboard ships must not exceed 1.5% m/m. Annex VI also sets limits on emissions of nitrogen oxides (NOx) from diesel engines and prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons (CFCs). The Annex also prohibits the incineration onboard ship of certain products, such as contaminated packaging materials and polychlorinated biphenyls (PCBs). Our fleet is well prepared to fulfill these new requirements.

EU Directive 2005/33/EC amends the Directive 1999/32/EC as regards the sulphur content of marine fuels and entered into force July 6th of 2005. The 2005/33/EC Directive does to a great extent mirror the Marpol Annex VI regulation on sulphur oxide emissions and sulphur emission control areas and was originally drafted as a means to speed up the ratification of Marpol Annex VI. Given that the Stena fleet is well prepared to meet Annex VI requirements, the amended EU Directive 2005/33/EC does not pose any problem.

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

The SOLAS convention of 1990 (SOLAS '90) was adopted in 1990 to set new stability criteria for passenger carrying vessels. RoPax and car/passenger ferry vessels constructed after April 29, 1990 must be built to meet these and other requirements. RoPax and car/passenger ferry vessels that were constructed prior to April 29, 1990 were permitted to be retrofitted to comply with these SOLAS '90 regulations in stages. In accordance with the IMO SOLAS conference held in November 1995, all such vessels must be in full compliance with SOLAS ‘90.

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

In May 1994, the International Code of Safety for High Speed Craft was added to SOLAS ‘74, and entered into force under tacit acceptance as Chapter X of the Convention on January 1, 1996. These regulations mandate a variety of safety measures including requirements pertaining to structural stability and fire prevention. The rapid pace of development in this sector of shipping lead to additional revisions of the Code of Safety for High Speed Craft in 2000, which entered into force on July 1, 2002. High Speed Craft to which these regulations apply are required to obtain a safety certificate and a permit to operate. The HSS ferries have been designed to be in compliance with these regulations and we have obtained applicable permits and certifications during operation of these vessels.

Our drilling units are designed and constructed to meet all applicable rules and regulations for operation world-wide. Three of them are designed to cope with the harsh environment of the North Sea British sector, including the Stena Don and Stena Dee, which are also designed to withstand the North Sea Norwegian sector environment.

Norway has the most demanding rules and regulations in the world. In order to work on the Norwegian Continental Shelf, the Stena Don has been fully certified to meet the regulations of the Norwegian Petroleum Directorate (NPD). The Stena Don also meets all the regulations of the Norwegian Maritime Directorate (NMD) for ‘‘marine’’ equipment, systems and arrangement and is also in compliance with all relevant regulations for operation on the British Continental Shelf. The Stena Don is classed with Det Norske Veritas and has all applicable class notations, including class notations for dynamic positioning and drilling systems.

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

Item 4A.    Unresolved Staff Comments

Not Applicable

Item 5.    Operating and Financial Review and Prospects

General

The following discussion and analysis should be read in conjunction with the ‘‘Selected Financial Data’’ section of Item 3 and our Consolidated Financial Statements and the Notes thereto. The Consolidated Financial Statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. For a discussion of the significant differences between Swedish GAAP and US GAAP and a reconciliation of net income and stockholders’ equity from Swedish GAAP to US GAAP, see Note 31 to the Consolidated Financial Statements.

We generate revenue primarily from our ferry operations, chartering out our Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, selling vessels and from real estate rentals. The period from June through September is the peak travel season for passengers in our ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on our results in each period.

Significant events

In January 2005, we acquired the RoRo vessel Linda Rosa, built in Italy in 1996. The vessel was renamed the Mont Ventoux in August 2005, after renaming the previous Mont Ventoux the Stena Forwarder. In February 2005, the RoPax vessel Pride of Cherbourg was chartered from P&O Ferries and subsequently renamed the Stena Challenger. This vessel was first used to replace the Stena Baltica on the Stena Line route Karlskrona-Gdynia during spring 2005, while the Stena Baltica was being rebuilt. Beginning in late June 2005, the Stena Challenger was chartered out to a third party.

In March 2005, the product tanker Stena Contest was delivered from the Uljanik shipyard in Croatia. The fourth and final product tanker from this shipyard, the Stena Concept, was delivered in April 2005. Both of these tankers operate on the spot market. Effective from July 2005, we entered into a Suezmax pooling agreement with Sonangol Shipping in Angola.

In May 2005, Stena Adactum acquired Envac, a company in the automated waste collection business that develops and sells underground network systems for the transportation of municipal and commercial waste. The cost of the acquisition was approximately SEK 575 million. Envac operates in 16 countries and had sales in 2004 and 2005 of SEK 727 million and SEK 785 million, respectively.

In August 2005, we ordered a drillship, the Stena DrillMAX, from the Samsung shipyard in Korea for delivery at the end of 2007. The total investment will be approximately USD

600 million, the biggest single investment in a vessel in our history. An advance payment of USD 79 million was paid to the shipyard at order. The remaining amount is to be paid as interim payments and at delivery and is expected to be financed from a new financing.

During the autumn of 2005, we renegotiated the contract for the drilling rig Stena Tay with its charterer Woodside in order to achieve a redelivery of the rig in early 2006. In November 2005, we signed an agreement with the French oil company TOTAL for a four year contract at a substantially higher charter rate than before.

In August 2005, we ordered two RoPax vessels from a shipyard in St. Petersburg, Russia for delivery in 2008. The order includes an option for two additional RoPax vessels. The newbuildings are of similar design to the vessels currently on order with the Fosen shipyard in Norway, which are scheduled to be delivered from 2006. In October 2005, the RoPax vessel Pride of Acquitaine was sold to a third-party.

In November 2005, we took delivery of the aframax tanker Stena Arctica from the Hyundai shipyard in Korea. After final completion in December 2005, the vessel was chartered to the Russian company Progetra. The sister vessel was delivered in December 2005 and subsequently sold to the Russian shipping company Sovcomflot under the name SCF Baltica.

In 2005, a large number of properties were sold and purchased, mainly in Sweden. In total, properties were sold for a total price of SEK 3,629 million. Total investments in properties were SEK 1.889 million, out of which SEK 1,606 million related to properties acquired.

Results of Operations

	2003	2004	2005
	SEK in millions
CONSOLIDATED GROUP
Income Statement Data (Swedish GAAP):
Total revenues	13,619	16,721	19,619
Direct operating expenses	(9,333)	(10,943)	(12,631)
Selling and administrative expenses	(1,522)	(1,761)	(1,861)
Depreciation and amortization	(1,742)	(1,790)	(2,734)
Income from operations	1,022	2,227	2,393
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	8,597	9,024	9,045
Net gain on sale of vessels	50	11	—
Total Ferry operations	8,647	9,035	9,045
Drilling	1,601	1,429	1,871
Shipping: Roll-on/Roll-off vessels	298	383	458
Net gain on sale of vessels	64	273	191
Total Roll-on/Roll-off vessels	362	656	649
Crude oil tankers	1,826	2,994	3,804
Net gain on sale of vessels	—	372	124
Total crude oil tankers	1,826	3,366	3,928
Other shipping	118	115	143
Total Shipping	2,306	4,137	4,720
Property: Operations	932	1,357	1,882
Net gain on sale of properties	126	110	813
Total Property	1,058	1,467	2,695
Other	7	653	1,288
Total	13,619	16,721	19,619
Income (Loss) from Operations:
Ferry operations	397	535	(7)
Net gain on sale of vessels	50	11	—
Total Ferry operations	447	546	(7)
Drilling	(33)	(227)	(2)
Shipping: Roll-on/Roll-off vessels	(47)	62	104
Net gain on sale of vessels	64	273	191
Total Roll-on/Roll-off vessels	17	335	295
Crude oil tankers	198	780	742
Net gain on sale of vessels	—	372	124
Total crude oil tankers	198	1,152	866
Other shipping	3	(13)	(7)
Total Shipping	218	1,474	1,154
Property operations	399	499	579
Net gain on sale of property	126	110	813
Total Property	525	609	1,392
Other	(135)	(175)	(144)
Total	1,022	2,227	2,393
Depreciation & Amortization:
Ferry operations	811	864	1,578
Drilling	694	575	590
Shipping: Roll-on/Roll-off vessels	121	100	124
Crude oil tankers	27	58	41
Other shipping	6	7	11
Total Shipping	154	165	176
Property	77	153	337
Other	6	33	53
Total	1,742	1,790	2,734

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Revenues in our ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of our total revenues are generated in US dollars and approximately 35% of are generated in SEK. Approximately 35% of our total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

Average rates	January-December 2004	January-December 2005	Change
US $	7.4960	7.4775	—
British pounds	13.4560	13.5782	1%
Euro	9.1268	9.2849	2%

Closing rates	December 31, 2004	December 31, 2005	Change
US $	6.6125	7.9525	20%
British pounds	12.7100	13.7325	8%
Euro	9.0070	9.4300	5%

Revenues

Total revenues increased SEK 2,898 million, or 17%, in the year ended December 31, 2005 to SEK 19,619 million from SEK 16,721 million in the year ended December 31, 2004, as a result of increased revenues in all business areas.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 21 million in the year ended December 31, 2005 to SEK 9,045 million from SEK 9,024 million in the year ended December 31, 2004, due to increased volumes in the freight business activity, partly related to the acquisition of the Fleetwood-Larne ferry operation on the Irish Sea acquired from P&O in April 2004, partly offset by decreased volumes in passengers, cars and onboard sales.

Net Gain on Sale of Vessels, Ferry Operations.    In the year ended December 31, 2005, no vessel sales were made. In the year ended December 31, 2004 gains of SEK 11 million were recorded on the sale of the Stena Gothica.

Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 442 million, or 31%, in the year ended December 31, 2005 to SEK 1,871 million from SEK 1,429 million in the year ended December 31, 2004, mainly due to new contracts at higher dayrates for the Stena Dee and the Stena Spey, which had offhire periods in the year ended December 31, 2004, partly offset by lower revenues for the Stena Tay due to an offhire period in 2005 to install new equipment. The change in dayrates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 913 million, or 26%, in the year ended December 31, 2005 to SEK 4,405 million from SEK 3,492 million in the year ended December 31, 2004. Revenues from chartering out

Roll-on/Roll-off vessels increased SEK 75 million to SEK 458 million from SEK 383 million, or 20%, mainly due to charter hire received for the Linda Rosa/Mont Ventoux which was delivered in January 2005 and charter hire received for the Stena Challenger which was chartered in from January 2005. Revenues from crude oil tankers increased SEK 810 million, or 27%, in the year ended December 31, 2005 to SEK 3,804 million from SEK 2,994 million in the year ended December 31, 2004, mainly due to charter hire received for the additional tankers chartered in and charter hire received for the six tanker newbuildings delivered in the period January 2004 to April 2005. In the year ended December 31, 2005, 39 tankers were operated (chartered or owned), compared to 33 tankers in the year ended December 31, 2004.

Net Gain on Sale of Vessels, Shipping.    In the year ended December 31, 2005, gains of SEK 191 million were recorded on the sale of the RoRo vessel Pride of Aquitaine and SEK 124 million on the crude oil tanker Stena Antarctica. In the year ended December 31, 2004, gains of SEK 273 million were recorded on the sale of the RoRo vessels Chieftain, Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and European Envoy and gains of SEK 372 million on the sale of four crude oil tankers to Arlington.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by us. Revenues from property operations increased SEK 525 million, or 39%, in the year ended December 31, 2005 to SEK 1,882 million from SEK 1,357 million in the year ended December 31, 2004, due to the acquisition in August 2004 of Drott, which had revenues for the year ended December 31, 2005 of SEK 952 million as compared to SEK 428 million for the year ended December 31, 2004.

Net Gain on Sale of Properties.    In the year ended December 31, 2005, gains of SEK 813 million were recorded on the sale of properties. Properties sold mainly relate to Drott. In the year ended December 31, 2004, gains of SEK 110 million were recorded.

Other.    Other revenues in the year ended December 31, 2005 were SEK 1,288 million, which includes SEK 747 million related to the garden center and flower business ‘‘Blomsterlandet’’ and SEK 523 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other revenues in the year ended December 31, 2004 were SEK 653 million, which relate almost entirely to Blomsterlandet.

Direct operating expenses

Total direct operating expenses increased SEK 1,688 million in the year ended December 31, 2005 to SEK 12,631 million from SEK 10,943 million in the year ended December 31, 2004, or 15%, as a result of increased operating expenses in all operations except for the Ferry Operations and the RoRo business.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 142 million, or (2%), in the year ended December 31, 2005 to SEK 6,565 million from SEK 6,707 million in the year ended December 31, 2004, mainly due to decreased expenses for costs of goods sold on the vessels and package tour costs together with lower charter and redundancy costs, partly offset by higher personnel costs. Direct operating expenses for ferry operations for the year ended December 31, 2005 was 73% of revenues, as compared to 74% for the year ended December 31, 2004.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 166 million, or 18%, in the year ended December 31, 2005 to SEK 1,112 million from SEK 946 million in the year ended December 31, 2004, mainly due to increased expenses for the Stena Dee, which was offhire in 2004, and partly due to increased personnel costs in Norway for the Stena Don. Direct operating expenses from drilling operations for the year ended December 31, 2005 were 59% of drilling revenues as compared to 66% for the year ended December 31, 2004.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 854 million, or 39%, in the year ended December 31, 2005 to SEK 3,066 million from SEK 2,212 million in the year ended December 31, 2004. Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 2 million in the year ended December 31, 2005 to SEK 187 million from SEK 189 million in the year ended December 31, 2004, mainly due to reduced charterhire for the Svealand, which previously was chartered in but acquired by us in June 2004, and the sale of the RoRo vessels Stena Tender and Stena Timer in June 2004, partly offset by increased expenses for the Linda Rosa/Mont Ventoux and the Stena Challenger. Direct operating expenses associated with crude oil tankers increased SEK 855 million, or 42%, to SEK 2,871 million from SEK 2,016 million, mainly due to increased expenses resulting from a larger fleet and increased market rates for chartered in vessels. Direct operating expenses for crude oil operations for the year ended December 31, 2005 were 75% of revenues, as compared to 67% for the year ended December 31, 2004. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 301 million, or 59%, in the year ended December 31, 2005 to SEK 810 million from SEK 509 million in the year ended December 31, 2004, mainly due to the acquisition in August 2004 of Drott, which had direct operating expenses for the year ended December 31, 2005 of SEK 433 million as compared to SEK 131 million for the year ended December 31, 2004. Total direct operating expenses from property operations in the year ended December 31, 2005 were 43% of property revenues, as compared to 38% for the year ended December 31, 2004.

Other.    Other direct operating expenses in the year ended December 31, 2005 were SEK 1,078 million, which includes SEK 693 million related to the garden center and flower business ‘‘Blomsterlandet’’ and SEK 375 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other direct operating expenses in the year ended December 31, 2004 were SEK 569 million which relates almost entirely to Blomsterlandet.

Selling and administrative expenses

Selling and administrative expenses increased SEK 100 million, or 6%, in the year ended December 31, 2005 to SEK 1,861 million from SEK 1,761 million in the year ended December 31, 2004, mainly due to increased expenses in the drilling and shipping areas due to increased business activities and the acquisition of Envac. Total selling and administrative expenses in the year ended December 31, 2005 were 10% of total revenues, as compared to 11% for the year ended December 31, 2004.

Depreciation and amortization

Depreciation and amortization charges increased SEK 944 million, or 53%, in the year ended December 31, 2005 to SEK 2,734 million from SEK 1,790 million in the year ended December 31, 2004, mainly due to impairment charges related to the HSS vessels of SEK 765 million and impairment charges for real estate of SEK 180 million together with depreciation for Drott and Envac. Depreciation and amortization charges in the year ended December 31, 2004 included impairment charges related to a hotel in the ferry operations of SEK 52 million and a building in the property segment of SEK 21 million.

Share of affiliated companies' results

Share of affiliated companies' results in the year ended December 31, 2005 refer to our portion of the results of Wilh. Sonessons AB (publ) and Ballingslöv AB (publ). Share of affiliated companies' results in the year ended December 31, 2004 refer to our portion of Drott's results in the period from May 13 to August 10, 2004, after which Drott is consolidated as a subsidiary, together with our portion of the results of Wilh. Sonessons AB (publ).

Financial income and expense, net

Financial income and expense, net decreased by SEK 164 million in the year ended December 31, 2005 to SEK 48 million from SEK 212 million in the year ended December 31, 2004.

Net gain (loss) on securities in the year ended December 31, 2005 was SEK 921 million, of which SEK 211 million related to realized gains on marketable debt and equity securities and SEK 710 million related to unrealized gains and losses. Net gain (loss) on securities in the year ended December 31, 2004 amounted to SEK 1,060 million, of which SEK 218 million related to realized gains on the sale of shares in the property company Fabege AB, SEK 484 million related to the sale of shares in Song Networks and SEK 131 million related to other realized gains on securities and SEK 227 million related to unrealized gains and losses.

Interest income in the year ended December 31, 2005 increased SEK 185 million to SEK 567 million from SEK 382 million in the year ended December 31, 2004, mainly related to increased interest income in our investments in VIEs.

Interest expense for the year ended December 31, 2005 increased SEK 260 million to SEK (1,395) million from SEK (1,135) million for the year ended December 31, 2004, mainly related to interest expense in the newly acquired companies Drott and Envac as well as interest expense for those acquisitions as such, together with interest expense in our investments in VIEs.

During the year ended December 31, 2005, foreign exchange gains (losses), net amounted to SEK (3) million, of which gains of SEK 22 million from currency trading and losses of SEK (25) million from translation differences. In the year ended December 31, 2004, the Company had foreign exchange gains (losses), net of SEK (107) million, of which SEK 8 million from currency trading and SEK (115) million from translation differences.

Other financial income (expense) of SEK (121) million for the year ended December 31, 2005 includes SEK (57) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (24) million for the year ended December 31, 2004 includes SEK (82) million related to amortization of deferred finance charges and SEK 100 million relating to amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price.

Income taxes

Income taxes for the year ended December 31, 2005 were SEK (173) million, consisting of current taxes of SEK (88) million and deferred taxes of SEK (85) million. Income taxes for the year ended December 31, 2004 were SEK (20) million, consisting of current taxes of SEK (133) million and deferred taxes of SEK 113 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Revenues in our ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of our total revenues are generated in US dollars and approximately 30% of are generated in SEK. Also, approximately 30% of our total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

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

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 514 million, or 30%, in the year ended December 31, 2004 to SEK 2,212 million from SEK 1,698 million in the year ended December 31, 2003. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 2 million, or 1%, in the year ended December 31, 2004 to SEK 189 million from SEK 187 million in the year ended December 31, 2003, mainly due to the newly chartered-in vessels the Vasaland and the Svealand in April 2003 (purchased in May 2004) and the delivery of the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003, partly offset by reduced costs for the Stena Tender and the Stena Timer, sold in June 2004. Direct operating expenses associated with crude oil tankers increased SEK 514 million, or 34%, to SEK 2,016 million from SEK 1,502 million, mainly due to increased costs resulting from a larger fleet, including deliveries of new tankers in the first quarter of 2004, and higher rates for chartered in vessels, partly offset by an increase of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the year ended December 31, 2004 were 67% of revenues, as compared to 82% for the year ended December 31, 2003. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between six months and up to five years in advance, while revenues in the spot market vary with each voyage.

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

Depreciation and amortization charges increased by SEK 48 million, or 3%, in the year ended December 31, 2004 to SEK 1,790 million from SEK 1,742 million in the year ended

December 31, 2003, mainly due to exceptional depreciation on impairment of a hotel in the ferry operations of SEK 52 million and a building in the property segment of SEK 21 million. Net of these exceptional items, depreciation and amortization charges decreased SEK 25 million, or 1%, in the year ended December 31, 2004 to SEK 1,717 million, due to the change in estimated useful lives as described above and the increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars, partly offset by increased depreciation in the ferry operations and the crude oil tanker segment due to the delivery of new vessels and to depreciation related to the property company Drott, included as of August 10, 2004 and the garden center and flower business, acquired as of January 1, 2004.

Result from affiliated companies

Share of affiliated companies' results in the year ended December 31, 2004 refer to our portion of Drott's results in the period from May 13 to August 10, 2004, after which Drott is consolidated as a subsidiary, together with our portion of the results of Wilh. Sonessons AB (publ).

Financial income and expense, net

Financial income and expense, net improved by SEK 739 million in the year ended December 31, 2004 to SEK 212 million from SEK (527) million in the year ended December 31, 2003.

Net gain (loss) on securities in the year ended December 31, 2004 amounted to SEK 1,060 million, of which SEK 218 million related to realized gains on the sale of shares in the property company Fabege AB, SEK 484 million related to the sale of shares in Song Networks, SEK 131 million related to other realized gains on securities and SEK 227 million related to net unrealized gains and losses. Net gain (loss) on securities in the year ended December 31, 2003 was SEK 164 million.

Interest income in the year ended December 31, 2004 increased SEK 297 million to SEK 382 million from SEK 85 million for the year ended December 31, 2003, mainly related to interest income in our investments in VIEs.

Interest expense for the year ended December 31, 2004 increased SEK 311 million to SEK (1,135) million from SEK (824) million for the year ended December 31, 2003. Interest expense for the year ended December 31, 2004 include in total SEK (155) million of interest expense in our investments in VIEs, SEK (132) million of interest expense in the property company Drott, consolidated as a subsidiary from August 10, 2004, together with interest expense of SEK (80) million related to borrowings under the revolving credit facility to finance the acquisition of shares in Drott. Net of the VIEs and the Drott acquisition, interest expense for the year ended December 31, 2004 amounted to SEK (768) million, a decrease of SEK 56 million compared to the year ended December 31, 2003. This decrease relates mainly to the increase of the SEK with respect to the US dollar and reduced interest rates as a result of a decline in interest rates generally, partly offset by increased borrowings as a consequence of investments in vessels, other properties than the Drott acquisition and the garden center and flower business.

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

Other financial income (expense) of SEK (24) million for the year ended December 31, 2004 includes SEK 100 million relating to the amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price and SEK (51) million related to our investments in VIE's. The remaining other financial income (expense) for the year ended December 31, 2004 was SEK (73) million, including bank fees and the amortization of deferred financing charges for the 9 5/8% Senior Notes due 2012, the 7½ % Senior Notes due 2013, the 7% Senior Notes due 2016, the revolving credit facilities, bank loans and capital lease obligations. Other financial income (expense) of SEK (18) million for the year ended December 31, 2003 includes SEK 120 million of released provisions relating to the excess value for Stena Line Senior Notes and SEK (138) million of bank fees and deferred finance charges, including the remaining balance of the deferred costs for the 1995 Senior Notes, which were fully repaid in January 2003.

Income taxes

Income taxes for the year ended December 31, 2004 were SEK (20) million, consisting of current taxes of SEK (133) million and deferred taxes of SEK 113 million. Income taxes for the year ended December 31, 2003 were SEK 13 million, consisting of net current taxes of SEK (58) million and deferred taxes of SEK 71 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and capital resources

Our liquidity requirements principally relate to servicing debt, financing the purchase of vessels and other assets and funding working capital. We have in prior years met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and financing and refinancing arrangements.

As of December 31, 2005, we had total cash and marketable securities of SEK 9,252 million as compared with SEK 5,088 million at December 31, 2004. We have also invested in three VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. As of December 31, 2005, total assets of these VIEs amounted to SEK 6,213 million.

Cash flows provided by operating activities increased to SEK 2,403 million in 2005 from SEK 1,456 million in 2004. Cash flows used in investing activities in 2005 amounted to SEK (2,948) million including capital expenditure of SEK (5,152) million and purchase of subsidiaries of SEK (518) million. Cash flows used in investing activities in 2004 amounted to SEK (5,331) million, including capital expenditures of SEK (3,343) million and purchase of subsidiaries of SEK (3,917) million, mainly related to Drott. Total investments in vessel newbuildings on order as of December 31, 2005 were SEK 1,280 million as compared to SEK 501 million at December 31, 2004. Cash flows provided by financing activities in 2005 amounted to SEK 1,850 million. In 2004, cash flows provided by financing activities amounted to SEK 4,536 million.

Total interest bearing debt as of December 31, 2005 was SEK 26,793 million excluding the debt in the VIEs as compared with SEK 23,024 million at December 31, 2004. Interest bearing debt in the VIEs as of December 31, 2005 was SEK 4,844 million as compared with SEK 3,925 million at December 31, 2004. Total debt increased partly due to the weakening of the closing rate of the SEK against the US dollar, the British pound and the Euro. As of December 31, 2005, $859 million was utilized under the $1 billion revolving credit facility, of which $10 million was used for issuing of bank guarantees.As of December 31, 2004, a total of $638 million was outstanding under this facility, of which $11 million was used for issuing of bank guarantees. See ‘‘Description of other indebtedness’’ for further description of our credit facilities.

Our remaining capital expenditure commitment for newbuildings on order as of December 31, 2005 was SEK 4,442 million ($559 million), of which SEK 2,767 million ($348 million) is due within the next twelve months and all of which is due by 2007. We plan on financing the unpaid balance, together with additional expenses and financing costs, through cash from operations, the existing revolving credit facility, new capital lease agreements, new bank loans or other financing arrangements.

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

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2005 were as follows:

	Payments due by period
	Total	Less than one year	1-3 years	4-5 years	More than 5 years	Not specified
	(SEK million)
Long-term debt, including current maturities	25,428	834	1,296	854	21,609	835
Debt in VIEs	4,844	—	—	—	4,844	—
Capital leases	1,365	40	81	83	1,161	—
Operating leases	8,766	2,765	3,140	1,295	1,566	—
Purchase obligations	4,442	2,768	1,674	—	—	—
Other non-current liabilities	286	—	186	30	70	—
Total	45,131	6,407	6,377	2,262	29,250	835

Our commercial commitments are listed in Note 25 of our consolidated financial statements and relate mainly to purchase obligations for newbuildings.

Off Balance Sheet Arrangements

One of our subsidiaries and Ugland have each guaranteed the performance by one of the Stena/Ugland joint ventures of its obligations under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and Ugland have also guaranteed the repayment by the other Stena/Ugland joint venture of a loan from a group of banks. Our liability under this loan is limited to 50% of the amount outstanding under the loan agreement, including interest, charges, expenses and damages. As of December 31, 2005, the outstanding total loan amount was $42.5 million.

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

Under US GAAP, our hedging relationships do not qualify for hedge accounting Therefore, the application of US GAAP accounting standards increases the volatility of reported earnings under US GAAP. Our ambition is that certain assets, liabilities and designated derivatives will be designed to qualify for hedge accounting in the future and thereby reduce this volatility.

The fair market values for our derivative financial instruments are generally determined based on quoted market prices or market quotes for the same or similar financial instruments.

New Swedish GAAP Accounting Principles in 2005

Swedish GAAP changed for valuation of financial instruments in 2004 to allow not only accounting at cost but also, as an alternative, at market. In order to present the accounts in a true and fair view, the Company has decided to introduce accounting at market in the 2005 accounts. Unrealized results on shares, bonds etc are included in the income statement, except for certain strategic investments, which are revalued directly against stockholders' equity. The accounts for previous years have been restated.

Certain pension liabilities for employees within the UK ferry operations of the Company were accounted for as contingent liabilities in 2004 due to the lack of information on the portion of the liability attributable to the Company. New information was released for these pension plans in 2005. As of October 1, 2005, the liabilities have therefore been recorded as pension liabilities in the balance sheet. The change has been recorded directly against stockholders' equity and deferred tax liabilities, respectively.

Due to a change in Swedish GAAP as of January 1, 2005, the Company has consolidated in full two US financial investments in variable interest entities (‘‘VIE's’’), that in 2004 were consolidated according to the equity method. The accounts for 2004 have been restated.

Revision of Depreciable Lives of Vessels

In 2004, we conducted a review of the estimated useful lives of our vessels. As a result of this review, we established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions reduced depreciation expense in 2004 by approximately SEK 248 million and net income by approximately SEK 191 million.

Recent U.S. Accounting Pronouncements

In December 2004, the FASB issued SFAS 153, ‘‘Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29’’. APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for nonmonetary asset exchanges under U.S. GAAP occurring after December 31, 2005.

In February 2006, the FASB issued SFAS No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments’’. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:

-	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

-	Establishes a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

-	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

-	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest (that is itself a derivative financial instrument).

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. We are currently evaluating the impact adoption of SFAS No. 155 will have on our financial position and results of operations.

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

Net income determined in accordance with US GAAP would have been SEK 316 million in 2003, SEK 1,852 million in 2004 and SEK 2,008 million in 2005 as compared to SEK 510 million, SEK 2,359 million and SEK 2,268 million of net income determined under Swedish GAAP for the years ended December 31, 2003, 2004 and 2005, respectively.

Stockholders' equity determined in accordance with US GAAP would have been SEK 11,982 million and SEK 14,913 million at December 31, 2004 and 2005, respectively. Under Swedish GAAP, stockholders' equity was SEK 13,419 and SEK 15,132 million at December 31, 2004 and 2005, respectively.

Item 6.    Directors, Senior Management and Employees

Under the Swedish Companies Act of 2005, our Board of Directors has ultimate responsibility for our organization and the management of our affairs. Our articles of association provide for a Board of Directors elected by our stockholders of not fewer than three nor more than nine directors and not more than three deputy directors. Swedish law provides for the appointment of additional directors by the unions representing our employees. All directors, other than union appointees, are elected by resolution of a general meeting of stockholders. The term of office of a director is one year, but a director may serve any number of consecutive terms. Directors may be removed from office by a general meeting of stockholders at any time, and vacancies on the Board, except when filled by a deputy director, may only be filled by stockholder resolution. Each year, one director is elected Chairman of the Board by resolution of a meeting of the Board of Directors. Deputy directors may attend the Board meetings, but may only vote in place of a director who is absent.

The following table sets forth the name, year of birth and position of each of our directors and executive officers as of April 30, 2006.

Name	Year Born	Title
Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director(1)
Svante Carlsson	1948	Chief Financial Officer, Executive Vice President and Director
Jan Carlstein	1938	Director
Bengt Olof Eriksson	1937	Director
Stefan Lindskog	1951	Director
Jörgen Lorén	1961	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Anna-Lena Myhr	1944	Deputy Director (Employee Representative)

(1)    For details of Mr. Dan Sten Olsson's share ownership, see Item 7.

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed Chairman of the Board of Stena AB in 2000. Mr. Jeansson also serves as a director of the board of Stena Metall. Mr. Jeansson is Chairman of the board of BIL Sweden, the Volvo Pensionsstiftelse, Deputy Chairman of Sixth Swedish National Pension Fund and the Board of Chalmers University of Technology Foundation. He also serves as director in Volvo Lastvagnar AB, Volvo Construction Equipment, Svenskt Näringsliv and Orkla ASA.

Dan Sten Olsson has served as Chief Executive Officer and a director of Stena AB since 1983. Mr. Olsson also serves as member or chairman of the Board of a majority of the significant companies in the Stena Sphere (as defined below) Mr. Olsson is also chairman of the board of directors of the Swedish Ship Owner's Association. Mr. Olsson has been employed by Stena AB since 1972.

Svante Carlsson has served as Chief Financial Officer since 1984, Executive Vice President of Stena AB since 1989 and a director of Stena AB since 1984. Mr. Carlsson also serves as a member of the Board of Directors of many other companies in the Stena Sphere (as defined below). He has been employed by Stena AB since 1975.

Jan Carlstein has served as director of Stena AB since late 1999 and Managing Director of Stena Metall from 1975 to August 31, 1999. Mr. Carlstein also serves as a member of the board of directors of Stena Metall.

Bengt Olof Eriksson has served as director of Stena AB since May 1997 and served as Managing Director of Stena Fastigheter, a subsidiary of Stena AB, from 1980 to 1997. Mr. Eriksson also serves as a member of the Board of Directors of Stena Fastigheter up to June 2006 when he will resign from his position.

Stefan Lindskog has served as a director of Stena AB since 1988. Mr. Lindskog is a partner of Wistrand Advokatbyra Stockholm KB and is also a member of the Board of Directors of Stena Metall.

Jörgen Lorén has served as a director of Stena AB representing Stena AB employees affiliated with the Swedish Ship Officers' Association since 2006. Mr. Lovén is a Master mariner and has been employed in our ferry operations since 1985.

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

Carl-Otto Dahlberg (born 1949) has served as managing director of Stena RoRo AB, referred to herein as Stena RoRo, a subsidiary of Stena AB since 1989 and as a Director of Stena RoRo since 1989. Mr. Dahlberg has been employed in the Stena Sphere since 1989. Mr. Dahlberg has resigned as managing director of Stena RoRo as of 15 May 2006.

Claes Davidsson (born 1950) has served as Director of Ship Management and HR since 2003. Mr. Davidsson also serves as Chairman of Northern Marine Management Ltd (‘‘NMM’’) in Glasgow, Scotland and of Austen Maritime PTE Ltd., Singapore. He also serves as a director of certain NMM subsidiaries. Mr. Davidsson has been employed in the Stena Sphere since 1983.

John Helgesson (born 1945) has served as managing director of Stena Fastigheter since June 1, 1997 and as a director of Stena Fastigheter since 1997. Mr. Helgesson also serves as director in the Swedish Property Owner’s Association and the Scandinavian International Property Association. Mr. Helgesson has been employed in the Stena Sphere since 1987.

Staffan Hultgren (born 1961) has served as chief controller of Stena AB since July 2004. Mr. Hultgren also serves on the board of directors of many of our companies. Mr. Hultgren has been employed in the Stena Sphere since 2004.

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

Ulf Ryder (born 1952) has served as managing director of Stena Bulk since 1983 and as a director of Stena Bulk since 1982. Mr. Ryder also serves as a member of the board of directors of Northern Marine. Mr. Ryder has been employed in the Stena Sphere since 1982. Mr. Ryder has as of 15 May 2005 been appointed deputy manager director of Stena Rederi.

Christer Schoug (born 1956) has served as shipping coordinator in Stena Rederi since 2005 and has as of 15 May been appointed as director and managing director of Stena RoRo AB and deputy managing director of Stena Rederi. Mr Schoug also serves as vice chairman of Northern Marine Management in Glasgow, Scotland, and as chairman of the board of certain of its subsidiaries. Mr Schoug has been employed in the Stena Sphere since 1995.

Martin Svalstedt (born 1963) has served as managing director of Stena Adactum since 2002. Mr. Svalstedt also serves as Chairman of Gislaved Folie AB, S-Invest Trading AB and Willh.

Sonesson AB, and as Board member in Gunnebo AB, Ballingslöv International AB, Envac Centralsug AB and Stena Adactum.

Tom Welo (born 1947) has served as managing director of Stena Drilling Ltd. since October 1995. Mr. Welo has a Master of Science in Naval Architecture and Marine Engineering.

Compensation of Directors

For the year ended December 31, 2005, the aggregate compensation paid by the Stena AB to its directors (a total of nine persons) amounted to approximately SEK 12 million. For the year ended December 31, 2004, the aggregate compensation paid by the Stena AB to its directors amounted to approximately SEK 11 million.

Employees

The chart below sets forth the average number of employees in each of our principal business areas.

	2003	2004	2005
Ferry Operations	5,623	5,324	5,540
Drilling	533	590	649
Shipping	419	577	569
Property Operations	118	267	264
Other	57	387	656
Total.	6,750	7,145	7,678

For 2004, ‘‘Other’’ in the table above includes 327 persons employed in ‘‘Blomsterlandet’’ which was acquired in 2004. For 2005, ‘‘Other’’ in the table above includes 403 persons employed in ‘‘Blomsterlandet’’ and 183 persons employed in ‘‘Envac’’ which was acquired in 2005. In addition to the employees referred to above, Northern Marine employed 4,172 persons in 2005 in external ship management services, as compared to 3,053 persons in 2004 and 1,942 persons in 2003.

We have good relations with our work force and the labor unions representing them.

Options

No options exist to purchase securities from us.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of April 30, 2006:

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

Related Party Transactions

We have entered into certain transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB (‘‘Sessan’’) and Stena Metall AB (‘‘Stena Metall’’) and their subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB (‘‘Concordia’’) which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company, through Stena Bulk AB (‘‘Stena Bulk’’), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the ‘‘Allocation Agreement’’) pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No 50% agreements were made in 2004 or 2005. The net outcome of the agreement including results on forward contracts was a loss of SEK 5 million in 2003, a loss of SEK 1 million in 2004 and a loss of SEK 1 million in 2005.

We provide certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. We earned fees equal to SEK 19 million, SEK 17 million and SEK 13 million in 2003, 2004 and 2005, respectively, for these services.

Concordia has, through its subsidiary Universe Tankships Ltd, provided ship management services to us. We paid fees equal to SEK 2 million and SEK 3 million in 2003 and 2004, respectively, for these services. In August 2004, we acquired Universe Tankships Ltd from Concordia at market price.

Sessan

Since June 1999, we have served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. We earned total fees of SEK 1 million in each of the years 2003, 2004 and 2005 for these services.

In 2001 and 2002, Sessan acquired all the shares in the shipping company HH Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing credit facility from us. As of December 31, 2005, DKK 211 million was outstanding under this facility, the same as of December 31, 2004.

In December 2002, we sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The vessel is chartered back as an operating lease, for which we paid charterhires of SEK 61 million for each of the years 2003, 2004 and 2005, respectively.

In 2003, we granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company. This loan was still outstanding as of December 31, 2005.

Sessan has invested in shares in the Swedish company Meda AB (‘‘Meda’’). In 2005, a new share issue in Meda was guaranteed by us. In connection with the new issue, we purchased shares in Meda (see note 13). Sessan has the option to buy these shares at a price of 10% above the price paid by us.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 749 million, SEK 726 million and SEK 1,127 million in 2003, 2004 and 2005, respectively.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Stena Freighter, the vessel was sold to Stena Metall and chartered back on a long-term operating lease. We paid charterhire to Stena Metall for this vessel of SEK 18 million and SEK 22 million in 2004 and 2005, respectively. In May 2004, we also chartered the RoRo vessel Stena Nordica from Stena Metall and paid charterhire of SEK 28 million and SEK 41 million in 2004 and 2005, respectively.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2003, 2004 and 2005 for these services.

Olsson Family

We rent office space from members of the Olsson family. In 2003, 2004 and 2005, we paid SEK 28 million, SEK 28 million and SEK 29 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In 2003, 2004 and 2005, members of the Olsson family paid us SEK 10 million, SEK 11 million and SEK 13 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In 2004, we acquired properties in Sweden, that were subsequently sold to the Olsson family at a value of SEK 587 million. This transaction did not result in any net gain or loss in our consolidated accounts.

Arlington

In November 2004, we sold four tankers to Arlington Tankers Ltd (‘‘Arlington’’), a newly formed public company. At the same time Concordia sold two VLCC tankers to Arlington. The purchase was partly paid with shares in Arlington representing an ownership of approximately 5% for us and 10% for Concordia. In connection with the sale, we agreed to charter the four sold tankers from Arlington for periods between four and six years. In addition to the contractual charterhire there is also a profitsharing arrangement in place meaning that we will pay 50% of the trading result above the charterhire calculated in accordance with agreed criteria.

We also agreed with Arlington, in certain circumstances at Arlington's option, to take over the remaining terms of the time charters of two V-Max VLCC tankers which Concordia sold to Arlington concurrently with the sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia for five years, plus an option to extend each charter for three additional years in one year extension terms. Under the agreement, we would pay the same time charter rate (which includes the additional hire referred to above) as is currently provided in Concordia’s time charters with Arlington. Our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

We sold two additional Product tankers to Arlington for delivery in January 2006. In connection with this sale, we agreed to time charter both vessels from Arlington for a period of three years with options to extend each charter for 54 additional months in extension terms of 30 months and thereafter one year each. Under each charter, we pay a fixed charter rate which increases over the term of the charters. As with the vessels sold in 2004, our subsidiary, Northern Marine, has agreed to manage all six of Arlington's tankers during the terms of the charters for a fixed daily fee per vessel which increases 5% annually.

We also agreed with Arlington to adjust the charter periods for the vessels sold in 2004, from five year each, to four years for two of the vessels and six years for the other two vessels.

Item 8.    Financial Information

Consolidated Financial Statements

See ‘‘Item 18. Financial Statements’’ and pages F-1 through F-59.

Legal Proceedings

We are a party to various routine legal proceedings arising in the ordinary course of business. Such claims are generally covered by insurance, subject to customary deductibles. We do not believe that any liabilities that may result from such legal proceedings will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

On September 3, 2003, the European Commission commenced an investigation of a number of ferry operators operating ferry services in Scandinavia and between Scandinavia and Germany and on ferry services to and from the United Kingdom, including Stena. In Scandinavia and Germany the European Commission was investigating whether there was evidence of alleged market sharing agreements and related illegal practices aimed at foreclosing competition and preventing access to the Nordic ferry market. On January 9, 2006, the European Commission informed us in writing that it had decided not to continue the examination of this case. In the United Kingdom, the European Commission was investigating whether there was evidence of alleged illegal practices concerning fixing of prices and/or trade conditions for cross-Channel transport services and market sharing agreements in relation to the provision of ferry services to and from the United Kingdom. After having requested and received further information from Stena on this case, the European Commission informed in writing on August 4, 2005, that the file would be closed.

Thus, both cases on competition matters have now been closed.

Dividends

We paid a cash dividend of SEK 70 million, SEK 195 million and SEK 215 million for the years ended December 31, 2003, 2004 and 2005, respectively.

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

Directors

Under the Swedish Companies Act, a director may not participate in matters regarding agreements between the director and Stena AB and agreements between third parties if the director has a material interest in the matter which conflicts with the interest of Stena AB. In addition, if a director represents, either individually or together with any other person, a legal entity, such director may not participate in discussions with respect to agreements between Stena AB and such legal entity. However, a director's recusal is not required in instances where the company is entirely owned, directly or indirectly, by the director or where the transaction giving rise to the potential conflict of interest involves the company and another entity that is part of a related group of the company.

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

Material Financial Contracts

Revolving credit facility.    On December 8, 2004, SIBV and Stena (Switzerland) AG (SSAG) entered into a $1 billion secured revolving credit facility with a syndicate of financial institutions, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ.), Nordea Bank AB (publ.), Citigroup Global Markets LTD., DnB Nor Bank ASA and HSBC Bank plc act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The revolving credit facility was made available for the purposes of refinancing SIBV's existing debt, including the 2002 and 2001 revolving credit facilities together with certain other vessel financings, and to provide financing for general corporate purposes. SIBV's and SSAG's obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

The final maturity of the revolving credit facility is January 13, 2013. Borrowings under the revolving credit facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin which ranges from 0.60% to 0.725% depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility gives the option to drawdown advances for periods of one, two, three or six months, or for other periods with the consent of the lenders. Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

The obligations of SIBV and SSAG under the revolving credit facility are secured by among other things, first priority security interests on the Stena Shipper, Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Stena Don, Mont Ventoux, Stena Baltica, Stena Carisma, Stena Danica, Stena Discovery, Stena Europe, Stena Forecaster, Stena Forerunner, Stena Foreteller, Stena Germanica, Stena Scandinavica, Stena Scanrail, Stena Searider, Stena Seatrader, Linkspan 1 and Linkspan 2. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within twelve months, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of 115% of debt secured by a first mortgage therein) to 140% of the facility amount.

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

As of December 31, 2005, the amount of indebtedness under the revolving credit facility was $849 million and $10 million used in connection with guarantees and letters of credit.

Stena Adactum secured bank facility.    On October 16, 2003, our subsidiary, Stena Adactum AB, entered into a SEK 500 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility was made available for the purposes of refinancing Stena Adactum's debts which were incurred to purchase marketable Swedish securities and to finance or refinance Stena Adactum's future purchases of marketable Swedish securities. The facility matures on October 16, 2006. It bears interests at a rate based on the Stockholm Interbank Offered Rate plus an applicable margin of 1.25%. Stena Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The facility includes a cross-default provision which provides that an event of default occurs if we, Stena Adactum, or any present or future subsidiary of Stena AB fails to pay their respective indebtedness when due in respect of such debt that exceeds $15 million. As of December 31, 2005, SEK 500 million was utilized.

The funding of the VIEs.    As of December 31, 2005, the entities Canyon Capital CDO-2002 Ltd and Canyon Capital CLO-2004 Ltd had issued senior secured notes to fund its portfolio investments in the U.S. high yield bond and corporate loan markets. In addition, Canyon Capital CDO-2006 Ltd is in the process of building an additional asset portfolio and is expected to issue senior secured notes later in 2006 to replace existing bank loans. The total outstanding debt for all three VIEs as of December 31, 2005 amounted to SEK 4,844 million, as compared with SEK 3,925 million as of December 31, 2004. The remaining funding for the VIEs has been provided by the Company and other investors as subordinated secured notes and preferred share capital.

Canyon Capital CDO-2002 Ltd issued senior secured notes maturing in May 2014, consisting of $222 million Class A notes, $11.1 million Class B notes and $11.2 million Class C notes. The Class A and B notes bear interest at a variable interest rate of Libor plus a margin of 0.60% and 3.75%, respectively, and the Class C notes bear a fixed interest rate of 12.88%. Interest is payable semiannually. Canyon Capital CLO-2004 Ltd issued notes maturing in October 2016, consisting of

$200 million Class A1 notes, $68.5 million Class A2 notes, $36 million Class B notes, $29 million Class C notes and $16 million Class D senior secured notes. The Class A, B, and C notes bear interest at a variable interest rate of Libor plus a margin of 0.37%, 1.25% and 2.50%, respectively, and the Class D notes bear a fixed interest rate of 12.88%. All the notes issued by Canyon Capital CLO-2004 Ltd are redeemable without penalty in October 2008. Canyon Capital CLO-2006 Ltd has drawn bank loans with a variable interest rate of Libor plus an applicable margin of 0.35%. All notes are secured by the underlying securities held by each VIE and the notes are rated by Moody’s and Standard & Poor’s with credit rating ranging from AAA to BB. The Managers monitor certain key ratios of the underlying portfolio relating to diversity, average rating quality, minimum yield and other criteria to comply with the rating requirements.

9 5/8% Senior Notes, 7½% Senior Notes and 7% Senior Notes.    As of April 30, 2006, we had $182 million principal amount of 9 5/8% Senior Notes due 2012 outstanding, $175 million principal amount of 7½% Senior Notes outstanding due 2013 and $250 million principal amount of 7% Senior Notes due 2016 outstanding. The 9 5/8% Senior Notes, issued in November 2002, mature on December 1, 2012, and interest is payable semi-annually on June 1st and December 1st of each year. The 9 5/8% Senior Notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2007. The 7 1/2% Senior Notes, issued in November 2003, mature on November 1, 2013, and interest is payable semi-annually on May 1 and November 1 of each year. The 7 5/8% Senior Notes are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The 7% Senior Notes, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The 7% Senior Notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2009. The Indentures governing the Notes contain certain covenants with respect to, among others, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB's other unsubordinated indebtedness. Since Stena AB is a holding company and all of our operations are conducted through our subsidiaries, the Notes are structurally subordinated to all existing and future liabilities (including trade payables) of the subsidiaries, including those under the revolving credit facilities.

Change of control

The 2004 revolving credit facility as well as certain vessel financings provide that the failure of immediate members of the Olsson family or their legal representatives to own at least 75% of the voting equity in Stena AB, which failure is not cured within 90 to 120 days, triggers a mandatory prepayment of all outstanding advances and the termination of the facility unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in SIBV and/or SSAG, then all amounts outstanding under the 2004 revolving credit facility become immediately payable on demand, and upon such demand the facility terminate. In addition, the SEK 500 million Stena Adactum facility will become payable on demand if Stena AB ceases to own, directly or indirectly, 100% of the equity in Stena Adactum.

The Indentures governing our 9 5/8% Senior Notes, our 7½% Senior Notes and our 7% Senior Notes require Stena AB to make an offer to purchase all notes outstanding under such Indenture at 101% of their principal amount if shareholders ultimately controlled by the Olsson family do not directly or indirectly beneficially own or control more than 50% of the voting equity in Stena AB.

Other

Property-related debt.    As of December 31, 2005, we have bank mortgage loans on the real estate, buildings and land in our real estate business segment of approximately SEK 11.2 billion that are denominated in SEK and EUR with maturities through 2011 and onwards.

Other.    As of December 31, 2005, we were obligated with respect to lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 1.3 billion. These are denominated in US dollars, British pounds and euros.

Exchange Controls and Other Limitations Affecting Security Holders

None.

Taxation

Not Applicable.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. In accordance with these requirements, we file reports and other information with the SEC. These materials, including the Annual Report and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding issuers that file electronically with the SEC. The web site address is http://www.sec.gov. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 202-551-8090.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

In the course of our operations, we are exposed to various types of market risks. Our primary market risks are foreign exchange risks, interest rate risks, oil price risks, equity price risks and trading risks. We seek to manage our exposure to adverse changes in foreign currency exchange rates, interest rates and oil prices through the use of various derivative financial instruments. We conduct monitoring and control of these risks continuously in each company as well as centrally. Our positions are monitored using a variety of techniques, such as market value and sensitivity analyses. Most of our financial transactions are carried out through the central finance functions located in Gothenburg, Amsterdam, Zug in Switzerland and Luxembourg, which conduct their operations within established risk mandates and limits. The information presented below should be read in conjunction with Note 26 to our Consolidated Financial Statements.

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

After taking into account hedging instruments as above, we recorded net translation exchange gains/(losses) of SEK (115) million and SEK (25) million for the financial years ended December 31, 2004 and 2005, respectively. This equals 0.2% and less than 0.1% of total assets of SEK 46.3 billion and SEK 54.8 billion as of December 31, 2004 and 2005, respectively.

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

The book value of our net assets of foreign subsidiaries, as of December 31, 2004 and 2005, was approximately SEK 9.4 billion and SEK 9.6 billion, respectively. The net assets are expressed mainly in euros, British pounds and US dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our foreign subsidiaries would affect our stockholders' equity as of December 31, 2005 by SEK 96 million. In 2005, our stockholders' equity increased by SEK 442 million due to exchange rate differences (see also Note 18 to our Consolidated Financial Statements).

Bunker Fuel Exposure

Our expenses are also significantly affected by fluctuations in price of bunker fuel oil used for propulsion, primarily in our ferry operations.

We use fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the oil price. Contracts related to hedging of bunker fuels normally extend to 12 to 18 months but can be for terms of up to three years based on management's assessment of acceptable risk levels and future oil prices (see also Note 27 to our Consolidated Financial Statements).

Financial Trading Activities

We also from time to time buy and sell certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. We refer to such financial instruments that are not used in our program of interest rate and foreign currency risk management as ‘‘trading’’ for purposes of this disclosure. All trading instruments are subject to market risk; that is, the risk that future changes in market conditions may make an instrument less valuable. We are a party to a variety of interest rate and foreign currency contracts in our trading activities.

We recorded net gains from currency trading activities of SEK 8 million and SEK 22 million for the years ended December 31, 2004 and 2005, respectively.

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

At the end of 2005, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest bearing debt consisted of approximately 55% floating rate borrowings and 45% fixed rate bond loans and property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2005 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity Price Risk

At December 31, 2005, fair value of our marketable securities and short-term investments (except restricted cash) amounted to SEK 5.2 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 52 million. At December 31, 2005, fair value of our investments in VIE's amounted to SEK 5.8 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 58 million.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Evaluation of Controls and Procedures.    An evaluation of our disclosure controls and procedures was conducted as of December 31, 2005 (the ‘‘Evaluation Date’’) under the supervision of our Chief Executive Officer and Chief Financial Officer.

Limitations on Effectiveness of Controls.    Our Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all errors and all instances of fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

We do not have a separate audit committee and, consequently, our entire Board of Directors fulfills audit committee functions. On April 23, 2004, the Board of Directors of Stena AB determined that Svante Carlsson qualifies as an ‘‘audit committee financial expert’’ within the meaning of Item 16A of Form 20-F. Mr. Carlsson is our Chief Financial Officer, an Executive Vice President of Stena AB and a member of our Board of Directors and is therefore not ‘‘independent’’.

Item 16B.    Code of Ethics

On April 23, 2004, our Board of Directors adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Controller and Chief Accounting Officer. A copy of the Code of Ethics is filed as an exhibit to the Annual Report filed June 14, 2004.

Item 16C.    Principal Accountant Fees and Services

Fees and Services

Aggregate fees for professional services rendered by auditors and advisors for the years ended December 31, 2004 and 2005 were:

	2004	2005
KPMG:
Audit fees	16	25
Audit related fees	2	2
Tax fees	13	18
All other fees	6	6
Total KPMG.	37	51
Other auditors
Tax fees	8	10
All other fees	1	5
Grand total	46	66

The audit fees for the years ended December 31, 2004 and 2005 were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. The audit related fees for the years ended December 31, 2004 and 2005 include fees for supporting guidelines concerning accounting practices and standards.

Tax fees for the years ended December 31, 2004 and 2005 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The all other fees category for the year ended December 31, 2004 and 2005 includes fees primarily related to other general consulting.

Pre-Approval Policies

Our Board of Directors has adopted policies and procedures for the approval of audit and non-audit services rendered by our independent auditors, KPMG Bohlins AB (‘‘KPMG’’). The policies and procedures require that any non-audit related services performed for the Company by KPMG shall be pre-approved by the Board of Directors. Under the policy, at the beginning of each year, the Board of Directors reviews a list of audit and non-audit related services that are subject to general pre-approval, determines limits of estimated fees per project for general pre-approval and the limits of estimated fees for interim pre-approval by a designated member of the Board. All services not within the pre-approved limits require pre-approval by the Board of Directors at their regular Board meetings except if circumstances require, interim pre-approval may be obtained from the designated Board member. The designated Board member is required to report any interim pre-approvals to the entire Board at the next scheduled Board meeting.

During 2005, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report.

Exhibit
Number

1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002 (the ‘‘2002 Registration Statement’’)).*

2.1	Indenture dated as of November 27, 2002 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the Company's 9 5/8% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to the 2002 Registration Statement).*

2.2	Indenture dated as of December 2, 2003 between the Company and JPMorgan Chase Bank, as trustee, relating to the Company's 7½% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-4 (file number 333-111353) filed with the SEC on December 19, 2003 (the ‘‘2003 Registration Statement’’)).*

2.3	Indenture dated as of November 23, 2004 between the Company and JPMorgan Chase Bank, N.A., as trustee relating to the Company’s 7% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (file number 333-121464) filed with the SEC on December 20, 2004 (the ‘‘2004 Registration Statement’’)).*

4.1	Facility Agreement dated December 8, 2004, between Stena International BV and Stena (Switzerland) AG as Borrowers and Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank Plc, J.P. Morgan Plc, Nordea Bank Sverige AB publ, and Svenska Handelsbanken AB pul.*

4.2	Registration Rights Agreement, dated November 27, 2002, between the Company, J.P. Morgan Securities Inc., ABN AMRO Incorporated, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Registration Statement).*

4.3	Registration Rights Agreement, dated December 2, 2003, between the Company, J.P. Morgan Securities Inc., ABN AMRO Bank N.V., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2003 Registration Statement).*

4.4	Registration Rights Agreement, dated November 23, 2004 between the Company and J.P.Morgan Securities Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.3 to the 2004 Registration Statement).*

8	List of Subsidiaries of the Company.**

11.	Code of Ethics relating to the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Stena AB (publ) (incorporated by reference to Exhibit 11 to the Company’s annual report on Form 20-F filed with the SEC on June 14, 2004.)*

12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated June 29, 2006.**

12.2	Certification of Svante Carlsson, Chief Financial Officer of Stena AB, dated June 29, 2006.**

13.1	Certification of Chief Executive Officer and Chief Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	Previously filed with the SEC and incorporated herein by reference.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 29, 2006                                         STENA AB (publ)

By: /s/ Dan Sten Olsson
Name: Dan Sten Olsson Title: Chief Executive Officer
By: /s/ Svante Carlsson
Name: Svante Carlsson Title: Chief Financial Officer

Consolidated Financial Statements

Stena AB (publ)

Report of Independent Registered Public Accounting Firm

The Board of Directors,
Stena AB (publ)

We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2005 and the related consolidated statements of changes in stockholders' equity for each of the years in the two year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2005 in conformity with generally accepted accounting principles in Sweden.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2005, Stena AB (publ) retroactively adopted a new accounting principle for financial instruments and investment securities whereby these instruments are valued at market value. Furthermore, effective January 1, 2005, Stena AB (publ) decided to retroactively fully consolidate two variable interest entities (‘‘VIE's’’).

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is summarized in Note 31 to the consolidated financial statements.

Gothenburg, Sweden
April 25, 2006, except for note 31 and note 32
for which the date is June 28, 2006

/s/ Thord Elmersson
Thord Elmersson
Authorized Public Accountant
KPMG Bohlins AB

Stena AB (publ) Consolidated Financial Statements

Consolidated Income Statements

Years ended December 31, 2003, 2004 and 2005

(In millions)	Note	2003 SEK	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
Revenues
Ferry operations
Sales		8,597	9,024	9,045	1,140
Net gain on sale of vessels	3	50	11
Total ferry operations		8,647	9,035	9,045	1,140
Drilling		1,601	1,429	1,871	236
Shipping
Operations		2,242	3,492	4,405	555
Net gain on sale of vessels	3	64	645	315	40
Total shipping		2,306	4,137	4,720	595
Property
Operations		932	1,357	1,882	237
Net gain on sale of properties	3	126	110	813	102
Total property		1,058	1,467	2,695	339
Other		7	653	1,288	162
Total revenues	2	13,619	16,721	19,619	2,472
Direct operating expenses:
Ferry operations		(6,443)	(6,707)	(6,565)	(827)
Drilling		(810)	(946)	(1,112)	(140)
Shipping		(1,698)	(2,212)	(3,066)	(387)
Property		(382)	(509)	(810)	(102)
Other			(569)	(1,078)	(136)
Total direct operating expenses		(9,333)	(10,943)	(12,631)	(1,592)
Selling and administrative expenses	4	(1,522)	(1,761)	(1,861)	(234)
Depreciation and amortization	2	(1,742)	(1,790)	(2,734)	(345)
Total operating expenses		(12,597)	(14,494)	(17,226)	(2,171)
Income from operations		1,022	2,227	2,393	301
Share of affiliated companies’ results	5		17	21	3
Financial income and expense
Dividends received		39	36	79	10
Gain (loss) on securities, net	6	164	1,060	921	116
Interest income		85	382	567	71
Interest expense		(824)	(1,135)	(1,395)	(176)
Foreign exchange gains (losses), net	7	27	(107)	(3)
Other financial income (expense), net	8	(18)	(24)	(121)	(15)
Total financial income and expense		(527)	212	48	6
Minority interest	3,12	2	(77)	(21)	(3)
Income before taxes		497	2,379	2,441	307
Income taxes	9	13	(20)	(173)	(21)
Net income		510	2,359	2,268	286

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB (publ) Consolidated Financial Statements

Consolidated Balance Sheets

December 31, 2004 and 2005

(In millions)	Note	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
ASSETS
Noncurrent assets:
Intangible assets	10	410	806	102
Tangible fixed assets:	11
Vessels		12,747	13,585	1,712
Construction in progress		501	1,280	161
Equipment		587	626	79
Property		18,699	17,275	2,176
Total tangible fixed assets		32,534	32,766	4,128
Financial fixed assets:
Investment in affiliated companies	5	120	332	42
Investment in VIEs	12	4,440	5,753	725
Marketable securities	13	1,375	3,295	415
Other noncurrent assets	14	910	1,440	181
Total financial fixed assets		6,845	10,820	1,363
Total noncurrent assets		39,789	44,392	5,593
Current assets:
Inventories		226	325	41
Short-term receivables
Trade debtors	15	953	2,092	264
Other receivables	15	764	1,156	145
Prepaid expenses and accrued income	15	866	890	112
Total short-term receivables		2,583	4,138	521
Short-term investments	16	1,333	2,213	279
Cash and cash equivalents	17	2,380	3,744	472
Total current assets		6,522	10,420	1,313
Total assets		46,311	54,812	6,906
STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders' equity:	18
Capital stock		5	5	1
Restricted reserves		763	926	116
Retained earnings		10,292	11,933	1,503
Net income		2,359	2,268	286
Total stockholders' equity		13,419	15,132	1,906
Minority interest	12	113	131	17
Provisions:	19
Deferred income taxes		2,179	1,517	191
Pension liabilities		399	1,882	237
Other provisions			46	6
Total provisions		2,578	3,445	434

Stena AB (publ) Consolidated Financial Statements

(In millions)	Note	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
Noncurrent liabilities:
Long-term debt	20	17,421	19,773	2,492
Debt in VIEs	20	3,925	4,844	610
Senior Notes	21	4,088	4,821	607
Capitalized lease obligations	22	1,259	1,325	167
Other noncurrent liabilities	23	143	286	36
Total noncurrent liabilities		26,836	31,049	3,912
Current liabilities:
Short-term debt	20	218	834	105
Capitalized lease obligations	22	38	40	5
Trade accounts payable		503	902	114
Income tax payable		120	198	25
Other		482	533	67
Accrued costs and prepaid income	24	2,004	2,548	321
Total current liabilities		3,365	5,055	637
Total stockholders’ equity and liabilities		46,311	54,812	6,906
Pledged assets	25	33,483	36,411	4,588
Commitments and contingent liabilities	25	3,904	2,233	281

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB (publ) Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Total
Balance as of December 31, 2003	5	583	11,407	11,995
Change of accounting principles in 2004			(257)	(257)
Dividend paid			(70)	(70)
Transfer to charitable trust			(10)	(10)
Revaluation of financial instruments			(387)	(387)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)	(211)
Total changes in equity before net income		180	(1,115)	(935)
Net income			2,359	2,359
Balance as of December 31, 2004	5	763	12,651	13,419
Dividend paid			(195)	(195)
Transfer to charitable trust			(30)	(30)
Change of accounting principles for pensions			(1,075)	(1,075)
Revaluation of financial instruments			303	303
Transfers between reserves		96	(96)
Exchange differences		67	375	442
Total changes in equity before net income		163	(718)	(555)
Net income			2,268	2,268
Balance as of December 31, 2005	5	926	14,201	15,132

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB (publ) Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005

(In millions)	Note	2003 SEK	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
Net cash flows from operating activities:
Net income		510	2,359	2,268	286
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	1,742	1,790	2,734	345
Share of affiliated companies’ results			(17)	(21)	(3)
(Gain)/loss on sale of tangible fixed assets	3	(241)	(763)	(1,128)	(142)
(Gain)/loss on securities, net		(164)	(1,060)	(921)	(116)
Unrealized foreign exchange (gains)/losses		268	(144)	138	17
Deferred income taxes	9	(71)	(113)	85	11
Minority interests		(2)	78	21	3
Other non cash items		(51)	141	(8)	(1)
Net cash flows from trading securities		11	(605)	(428)	(54)
Cash flow from operations before changes in working capital		2,002	1,666	2,740	346
Changes in working capital:
Receivables		542	2	(821)	(104)
Prepaid expenses and accrued income		(36)	(311)	43	5
Inventories		(1)	(43)	(52)	(7)
Trade accounts payable		(101)	33	219	28
Accrued costs and prepaid income		36	(15)	246	31
Income tax payable		(38)	52	55	7
Other current liabilities		(614)	72	(27)	(3)
Net cash provided by operating activities		1,790	1,456	2,403	303
Net cash flows from investing activities:
Purchase of intangible assets			(174)	(78)	(10)
Cash proceeds from sale of tangible fixed assets	3	1,179	2,565	4,570	576
Capital expenditure on tangible fixed assets	2	(3,148)	(3,343)	(5,152)	(649)
Purchase of subsidiary, net of cash acquired	26		(3,917)	(518)	(65)
Proceeds from sale of subsidiary	26		587
Investments in affiliated companies				(67)	(8)
Proceeds from sale of securities		1,377	6,108	4,227	532
Purchase of securities		(2,741)	(7,008)	(5,777)	(728)
Increase of noncurrent assets		(231)	(255)	(130)	(16)
Decrease of noncurrent assets			18	14	2
Other investing activities		8	88	(37)	(5)
Net cash (used in)/provided by investing activities		(3,556)	(5,331)	(2,948)	(371)

Stena AB (publ) Consolidated Financial Statements

(In millions)	Note	2003 SEK	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
Net cash flows from financing activities:
Proceeds from issuance of debt		2,260	5,822	1,277	161
Principal payments on debt		(4,502)	(2,017)	(1,549)	(195)
Net change in borrowings on line-of-credit agreements		1,416	1,401	2,287	288
Proceeds from new capitalized lease obligations		1,167
Principal payments on capitalized lease obligations		(64)	(42)	(41)	(5)
Net change in restricted cash accounts		1,695	(51)	23	3
Dividends paid		(60)	(70)	(195)	(25)
Other financing activities		(468)	(507)	48	6
Net cash provided by/(used in) financing activities		1,444	4,536	1,850	233
Effect of exchange rate changes on cash and cash equivalents		(60)	1	59	7
Net change in cash and cash equivalents		(382)	662	1,364	172
Cash and cash equivalents at beginning of year		2,100	1,718	2,380	300
Cash and cash equivalents at end of year		1,718	2,380	3,744	472

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB (publ) Consolidated Financial Statements

Note 1    Summary of Significant Accounting Principles

These consolidated financial statements present the financial position and results of operations of Stena AB (publ) and consolidated subsidiaries (the ‘‘Company’’) and are prepared in accordance with generally accepted accounting principles in Sweden (‘‘Swedish GAAP’’).

Solely for the convenience of the reader, the 2005 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2005 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 7.9370.

New accounting principles in 2005

Swedish GAAP changed for valuation of financial instruments in 2004 to allow not only accounting at cost but also, as an alternative, at market. In order to present the accounts in a true and fair view, the Company has decided to introduce accounting at market in the 2005 accounts. Unrealized results on shares, bonds etc are included in the income statement, except for certain strategic investments, which are revalued directly against stockholders’ equity. The accounts for previous years have been restated.

Certain pension liabilities for employees within the UK ferry operations of the Company were accounted for as contingent liabilities in 2004 due to the lack of information on the portion of the liability attributable to the Company. New information was released for these pension plans in 2005. As of October 1, 2005, the liabilities have therefore been recorded as pension liabilities in the balance sheet. The change has been recorded directly against stockholders’ equity and deferred tax liabilities, respectively.

Due to a change in Swedish GAAP as of January 1, 2005, the Company has consolidated in full two US financial investments in variable interest entities (‘‘VIEs’’), that in 2004 were consolidated according to the equity method. The accounts for 2004 have been restated. See also note 12 and 18.

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

Stena AB (publ) Consolidated Financial Statements (Continued)

Note 1    Summary of Significant Accounting Principles — continued

The following exchange rates have been used for consolidation purposes:

	Average rates			Closing rates
	2004	2005	%	2004	2005	%
USD	7.4960	7.4775	—	6.6125	7.9525	20%
GBP	13.4560	13.5782	1%	12.7100	13.7325	8%
EUR	9.1268	9.2849	2%	9.0070	9.4300	5%

Investment in associated companies

The equity method of accounting is used for companies in which the Company owns shares representing between 20% and up to a maximum of 50% of the voting rights and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these associated companies’ results in the consolidated income statement as Share of affiliated companies’ results or in Direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

Estimates and concentrations

The preparation of financial statements in accordance with Swedish GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company’s ferry operations are highly seasonal. Each of the aforementioned factors are important considerations associated with the Company's determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

Revenue recognition

The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly within the charter period. Provision is made in advance for any on-going loss contracts. Revenues from the Company’s ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered. Rental income from the Company's real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases. All revenues are accounted for when the economic benefit can be accurately calculated net after any discounts. Sale of vessels and properties are accounted for at delivery, when all main risks and benefits are transferred to the buyer. Net gain (loss) on sale of vessels and properties are included as a component of revenues.

Construction contracts regarding projects for external parties are accounted for according to the percentage of completion method, i e to include a portion of expected results. Any expected losses are expensed.

Dividends on shares are accounted for when received in cash and are included in the financial net in the income statement.

Stena AB (publ) Consolidated Financial Statements (Continued)

Note 1    Summary of Significant Accounting Principles — continued

Depreciation and amortization

Tangible fixed assets are depreciated over their total estimated economic useful lives using the straight-line method from the date when the asset is ready for use and over the following periods:

Vessels:
Drilling rigs	10-20 years
Crude oil tankers	20 years
RoRo vessels	20 years
RoPax vessels	20 years
HSS vessels and other fast ferries	20 years
Ferries	25 years
Other tangible fixed assets:
Buildings for own use	50 years
Equipment	3-5 years

Properties included in the Company’s real estate operations are depreciated at 1% annually based upon acquisition values.

Intangible assets are normally amortized over 5 years but up to 20 years in cases where the economic life is estimated accordingly. This relates to investments in ferry routes and trademarks, that are entered into on a long term basis, and to special purpose-built software systems, that based on experience have a useful life exceeding 5 years. 20 years relate to amortization of certain goodwill on acquisition only.

Interest expense

Interest expense is accounted for in the period to which it relates. Interest expense related to construction of vessel newbuildings is capitalized as part of the cost of investment. Direct costs for raising new loans or credit facilities are capitalized and amortized over the life of the underlying credit.

Financial instruments

To qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. As of 2005, unrealized results are recognized in the income statement except for certain long-term investments, for which the unrealized results are recorded directly to stockholders’ equity. It is the Company’s policy that terms and contractual maturities of financial instruments which are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

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

Stena AB (publ) Consolidated Financial Statements (Continued)

Note 1    Summary of Significant Accounting Principles — continued

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

Foreign exchange risk management

Equity exposure — Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure are taken directly to stockholders' equity to match the exchange difference of the related net investment in the foreign subsidiary.

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

Transaction exposure — Realized results from foreign exchange forward contracts or from currency option contracts, including premiums paid or received, that are used to hedge firm commitments or anticipated transactions in foreign currency are deferred and recognized as an adjustment of such transaction when it actually occurs. Any premiums or discounts from foreign exchange or currency swap contracts are included in the operating result.

Interest rate risk management

Interest rate derivative instruments such as interest rate forward contracts, swaps or options are used to hedge future interest payments. The interest receivable and interest payable under the terms of any interest rate derivative contracts are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation.

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

Bunker fuel risk management

The Company has exposure to the price of bunker fuels used for the operation of its vessels and uses forward contracts and options to hedge its oil price risk. Hedges are regularly taken out to match the underlying cost of physical bunker fuel supplies. Results from such hedge contracts are deferred and recognized as an adjustment of such cost when it actually occurs.

Taxes

Taxes are divided into current taxes and deferred taxes. Deferred income taxes include the tax effect of unutilized tax losses calculated at current tax rates and other temporary differences

Stena AB (publ) Consolidated Financial Statements (Continued)

Note 1    Summary of Significant Accounting Principles — continued

between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

Accounting for subsidies

Subsidies received in connection with the acquisition of vessels and properties are deducted from the cost of the investment while subsidies related to operations reduce the corresponding costs. Subsidies are recognized in the accounts when they can be properly estimated.

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

Property, vessels and equipment are recorded at cost less accumulated depreciation. Additional depreciation is recorded on impairment, if deemed to be permanent. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until the next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to their annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

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

Impairment of tangible fixed assets and intangible assets

The carrying values of tangible fixed assets and intangible assets are reviewed on an on-going basis. For vessels, the Company uses appraisals carried out by independent international brokers for such reviews. For properties, estimates are based on internal and external valuations. If a review indicates that the carrying value of an asset may not be recoverable, discounted cash flows based upon current interest rates and future expected earnings are used as primary indicators of potential impairment. Assets having a direct joint income, e.g. a ferry route, is the smallest cash generating unit used. If, on the balance sheet date, an asset has been impaired, the recoverable amount of the asset is estimated. The asset is written down to its estimated fair value. A similar approach is used for intangible assets.

Leasing

When the Company enters into a lease or other similar arrangement which includes taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. Such leased assets are classified in the balance sheet as tangible fixed assets. The present value of the future minimum lease payments is recorded as a capital lease obligation. The assets are depreciated according to plan while rent payments are apportioned between the interest element which is charged to operations and the capital element that is recorded as a reduction of the capital lease obligation.

Stena AB (publ) Consolidated Financial Statements (Continued)

Note 1    Summary of Significant Accounting Principles — continued

Other leased assets are recorded as operating leases. The lease charges for such leases are expensed in the period to which they relate.

Financial fixed assets

Marketable securities including long-term bonds and equities are valued at market, whereby the current year unrealized results are included in the income statement as gain (loss) on securities, except for certain strategic holdings, where the result in booked directly to stockholders’ equity.

Investments in other noncurrent securities are recorded at cost. Available information is used to review the carrying value. A portfolio of similar assets is written down to its estimated fair value if the decrease in value is deemed to be permanent. Previously recorded write-downs are reversed when no longer appropriate.

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

Construction contracts regarding projects for external parties are accounted for as accrued income using the percentage of completion method.

Short-term investments

Short-term investments include marketable debt and equity securities and restricted cash blocked for guarantees and other obligations. Valuation is carried at market. Gains and losses are included in the income statement as gain (loss) on securities.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Provisions for pensions

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

The amount recognized in the balance sheet is the net total of the present value of the obligations and the fair value of plan assets as either a provision or a long-term financial asset. In those circumstances when a surplus in a plan can not be fully used, only the portion of the surplus that the enterprise can recover through decreased future contributions or repayments is recognized. Set-off of a surplus in a plan against a deficit in another plan is only allowed if an enterprise has the right to use a surplus in a plan to settle a deficit in another plan, or if the obligations are to be settled on a net basis.

Stena AB (publ) Consolidated Financial Statements (Continued)

Note 1    Summary of Significant Accounting Principles — continued

The pension cost and the pension obligation for defined benefit pension plans is calculated annually by independent actuaries. The obligation consists of the present value of expected future payments. The most important actuarial assumptions are stated in note 19.

Actuarial gains and losses may result upon determination of the present value of the defined benefit obligation and the fair value of plan assets. These result either from differences between the actual return and expected returns, or changes in assumptions. The portion of the accumulated actuarial gains and losses at the end of the prior year that exceeds 10% of the larger of the present value of the defined benefit obligation and the fair value of plan assets is recognized in the result over the expected average remaining service period of the employees participating in the plan. The accounting principle described above is only applied in the consolidated financial statements. The parent company and subsidiaries report defined benefit pension plans in accordance with local rules and guidelines in their respective countries.

Senior notes and bank debt

Nominal amounts are recorded as debt in the balance sheet. Debt due within 12 months is included as current debt and remaining debt as noncurrent. Direct costs for raising new debt are deferred and amortized over the length of the credit.

Any prepayment of debt reduces the nominal amount as recorded. Premiums or discounts are recorded in the income statement.

Stena AB (publ) Consolidated Financial Statements

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

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Income from operations by segment:
Ferry operations	397	587	813
Impairment charges		(52)	(765)
Additional operating expenses			(55)
Net gain on sale of vessels	50	11
Total ferry operations	447	546	(7)
Drilling	(33)	(227)	(2)
Shipping: Roll-on/Roll-off vessels	(47)	62	104
Net gain on sale of vessels	64	273	191
Total	17	335	295
Crude oil tankers	198	780	742
Net gain on sale of vessels		372	124
Total	198	1,152	866
Other shipping	3	(13)	(7)
Total shipping	218	1,474	1,154
Property: Operations	399	520	759
Impairment charges		(21)	(180)
Net gain on sale of properties	126	110	813
Total property	525	609	1,392
Other	(135)	(175)	(144)
Income from operations	1,022	2,227	2,393

As a consequence of the high oil prices in 2005, impairment charges of SEK 765 million were recorded with respect to the HSS vessels together with direct operating expenses of SEK 55 million. In 2005, impairment charges for real estate of EK 180 million were also recorded. In 2004, impairment charges for real estate of SEK 21 million and of buildings in the ferry operations of SEK 52 million were recorded. All impairment charges are accounted for as depreciation.

Stena AB (publ) Consolidated Financial Statements  — continued

Note 2    Segment Information — continued

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Depreciation and amortization by segment:
Ferry operations	811	864	1,578
Drilling	694	575	590
Shipping: Roll-on/Roll-off vessels	121	100	124
Crude oil tankers	27	58	41
Other shipping	6	7	11
Total shipping	154	165	176
Property	77	153	337
Other	6	33	53
Total	1,742	1,790	2,734

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Depreciation and amortization expense consists of the following components:
Vessels	1,513	1,364	2,084
Equipment	65	90	173
Property	162	294	393
Total tangible fixed assets	1,740	1,748	2,650
Intangible assets	2	42	84
Total	1,742	1,790	2,734

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 176 million, SEK 91 million and SEK 90 million for the years ended December 31, 2003, 2004, and 2005, respectively.

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Capital expenditure by segment:
Ferry operations	1,577	721	409
Drilling	358	515	1,197
Shipping: Roll-on/Roll-off vessels	542	616	474
Crude oil tankers	361	1,005	1,067
Other shipping	8	5	24
Total shipping	911	1,626	1,565
Property	288	459	1,889
Other	14	22	92
Total	3,148	3,343	5,152

Stena AB (publ) Consolidated Financial Statements  — continued

Note 2    Segment Information — continued

	Year ended December 31,
(SEK in millions)	2004	2005
Total assets by segment:
Ferry operations	9,978	9,645
Drilling	5,146	6,959
Shipping: Roll-on/Roll-off vessels	1,692	1,995
Crude oil tankers	1,173	2,365
Other shipping	202	273
Total shipping	3,067	4,633
Property	17,375	16,023
Other	10,745	17,552
Total	46,311	54,812

Geographic information:

The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The ferry operations and the property operations are conducted in Scandinavia and the rest of Europe. The Company's drilling operations are conducted in the Norwegian sector (Scandinavia) and the UK sector (Europe, other) of the North Sea as well as other markets. The Company’s US investments in VIEs are included in Other markets.

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Revenues:
Scandinavia	7,387	8,839	10,816
Europe, other	3,124	3,068	3,321
Other markets	802	677	762
Shipping	2,306	4,137	4,720
Total	13,619	16,721	19,619

	Year ended December 31,
(SEK in millions)	2004	2005
Total assets:
Scandinavia	26,339	28,062
Europe, other	9,739	7,362
Other markets	7,771	11,885
Shipping operations	2,462	7,503
Total	46,311	54,812

Stena AB (publ) Consolidated Financial Statements  — continued

Note 3    Sale of tangible fixed assets

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Vessels Cash proceeds from sale of vessels	735	2,069	863
Net book value of vessels sold	(621)	(1,413)	(548)
Net gain on sale of vessels	114	656	315
Equipment Cash proceeds from sale of equipment	3	1	3
Net book value of equipment sold	(2)	(4)	(3)
Net gain (loss) on sale of equipment	1	(3)
Property Cash proceeds from sale of property	441	495	3,629
Net book value of property sold	(315)	(385)	(2,816)
Net gain on sale of property	126	110	813
Total Cash proceeds from sale of vessels, equipment and property	1,179	2,565	4,495
Net book value of assets sold	(938)	(1,802)	(3,367)
Total gain	241	763	1,128

The net gain on sale of vessels in 2004 includes 100% of the results from the sale of two vessels, each owned by companies that are 25% owned by the joint venture partner Fram Shipping. Fram Shipping’s share of the gain is included in the income statement as minority interest.

Net gain (loss) on sale of equipment is included in operating expenses.

Total cash proceeds include sales costs of SEK 75 million, which is not included in the consolidated statement of cash flow for 2005.

Note 4    Selling and administrative expenses

For the year ended December 31, 2005, selling and administrative expenses include SEK 231 million relating to administration expenses. Selling expenses include costs for doubtful receivables of SEK 14 million. For the year ended December 31, 2004, selling and administrative expenses included SEK 226 million of administration expenses and selling expenses included costs for doubtful receivables of SEK 8 million.

Fees and other remuneration to auditors and advisors are set forth below. Audit fees include audit of the financial statements, the accounts and the administration by the Board of Directors and the Managing Director, other activities that the auditor is required to perform and advice that the auditor may give based on the results of the audit.

	Year ended December 31,
(SEK in millions)	2003	2004	2005
KPMG
Audit fees	21	16	25
Audit related fees	6	2	2
Tax fees	11	13	18
Other	2	6	6

Stena AB (publ) Consolidated Financial Statements  — continued

Note 4    Selling and administrative expenses — continued

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Other auditors
Tax fees	5	8	10
Other		1	5
Total	45	46	66

Note 5    Affiliated companies

Investments in affiliated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See note 13.

Bostads AB Drott (‘‘Drott’’) was acquired throughout 2004 and was accounted for as an affiliated company for the period from mid-May to mid-August 2004. For this period, the Company’s share of results amounted to SEK 19 million, which was included as additional investment in real estate. In the middle of August 2004, more than 50% of the shares of Drott had been acquired by the Company and Drott was consolidated as a subsidiary.

In 2004, the Company purchased more than 20% of the shares of the Swedish listed company Wilh. Sonessons AB (publ), which therefore is accounted for as an affiliated company. As of December 31, 2005, the investment represents 23.2% of the capital and 26.7% of the votes. The market value of the investment as of December 31, 2005 was SEK 247 million. The Company’s share of results amounted to SEK 3 million.

In June 2005, the Company purchased additional shares of the Swedish listed company Ballingslöv AB (publ) and it is now accounted for as an affiliated company. As of December 31, 2005, the investment represents 22.5% of the capital and the votes. The market value of the investment as of December 31, 2005 was SEK 386 million. The Company’s share of results amounted to SEK 18 million.

The investments in Sonessons and Ballingslöv are pledged as security for bank debt. The results of these companies are reported with a three month time lag.

Stena AB (publ) Consolidated Financial Statements

Note 6    Gain (loss) on securities, net

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Investment in VIEs
Total net gain (loss)		104	26
Marketable securities
Proceeds	1,377	4,239	421
Gross gains	248	1,144	342
Gross losses	(113)	(307)	(19)
Total net gain (loss)	135	837	323
Short-term investments
Proceeds	2,808	4,504	8,396
Gross gains	74	176	671
Gross losses	(45)	(57)	(99)
Total net gain (loss)	29	119	572
Total net gain (loss) on securities	164	1,060	921

As of January 1, 2005, financial instruments are valued at market. Unrealized results on shares, bonds etc are included in the income statement, except for certain strategic investments, which are revalued directly against stockholders’ equity. See note 1 new accounting principles. The accounts for previous years have been restated.

Note 7    Foreign Exchange Gains (Losses)

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Currency trading activities, net	10	8	22
Translation differences	17	(115)	(25)
Total	27	(107)	(3)

Foreign exchange gains (losses) consist of gains and losses incurred in connection with the Company's foreign currency trading activities (see note 27) and gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

Note 8    Other Financial Income (Expense)

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Amortization of deferred financing costs	(50)	(82)	(57)
Bank charges	(21)	(12)	(13)
Release of reserve for ferry operations	120	100
Other items	(67)	(30)	(51)
Total	(18)	(24)	(121)

Deferred financing costs include costs for Senior Notes, revolving credit facilities, finance leases etc. See note 14. All of these costs are amortized over the life of the borrowings.

In 2005, full consolidation of the investments in VIEs has been made. See note 1, new accounting principles, and note 12. In 2004, consolidation was based upon the equity method, whereby the Company’s part of the result was accounted for only.

Stena AB (publ) Consolidated Financial Statements

Note 8    Other Financial Income (Expense) — continued

The reserve for ferry operations relates to the excess of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. This excess value was released from 2001 to 2004.

Note 9    Income Taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Sweden	57	580	1,167
Rest of the world	440	1,782	1,253
Share of affiliated companies’ results		17	21
Total income before taxes	497	2,379	2,441

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Current:
For the period, Sweden	(8)	(19)	(11)
Adjustments previous years, Sweden		(6)
For the period, Rest of the world	(56)	(114)	(85)
Adjustments previous years, Rest of the world	6	6	8
Total current tax	(58)	(133)	(88)
Deferred:
For the period, Sweden	31	(393)	202
Adjustments previous years, Sweden	(12)	(56)	(58)
For the period, Rest of the world	(12)	101	(54)
Adjustments previous years, Rest of the world	64	461	(175)
Total deferred tax	71	113	(85)
Total income taxes	13	(20)	(173)

Cash paid for taxes in 2005 was SEK 74 million, as compared to SEK 32 million in 2004.

Stena AB (publ) Consolidated Financial Statements

Note 9    Income Taxes — continued

The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended December 31,
(Percentages)	2003	2004	2005
Statutory income tax rate	28	28	28
Differences in foreign tax rates	(36)	(5)	(2)
Taxes related to previous years	(2)	(6)	(2)
Losses not currently utilized	12	4	7
Expenses not deductible	7	3	6
Nontaxable income	(11)	(6)	(15)
Utilization of tax loss carryforwards	(2)	(1)	(3)
Restructuring		(17)	(24)
Share of affiliated companies’ results	(4)	(1)	5
Other	5	2	7
Effective income tax rate	(3)	1	7

Restructuring in 2005 refer to effects of changes in the legal structure for the drilling operations. Restructuring in 2004 refers to changes in the legal structure outside of Sweden, which made it possible to release previously deferred tax liabilities included above as Adjustments previous years, Rest of the world.

Note 10    Intangible fixed assets

(SEK in millions)	Goodwill	Other intangible assets	Total
Acquisition cost at the beginning of year	183	392	575
Purchase of company	390		390
Additions		78	78
Disposals		(32)	(32)
Translation differences	3	4	7
Acquisition cost at the end of year	576	442	1,018
Accumulated amortization at the beginning of year	(18)	(147)	(165)
Disposals		32	32
Translation differences		5	5
Current year amortization	(33)	(51)	(84)
Accumulated amortization at the end of year	(51)	(161)	(212)
Net book value at the beginning of year	165	245	410
Net book value at the end of year	525	281	806

Goodwill regarding purchase of company refers to the acquisition of Envac and is amortized over 20 years. Goodwill regarding the flower business ‘‘Blomsterlandet’’ is amortized over 10 years. Goodwill related to the acquisition of ferry routes in the Irish Sea is amortized over 7 years. Other intangible fixed assets include an on-line reservation system in the ferry operations, which is also amortized over 7 years.

Stena AB (publ) Consolidated Financial Statements

Note 11    Tangible fixed assets

The movements during the year ended December 31, 2005 are as follows:

(SEK in millions)	Vessels	Construction in progress	Equipment	Property	Total
Acquisition cost at the beginning of year	18,622	501	598	19,476	39,197
Adjustment of acquisition value				(524)	(524)
Purchase of company			9		9
Other additions	2,070	963	150	1,969	5,152
Disposals	(735)		(85)	(2,977)	(3,797)
Transfers	304	(304)	38	(38)
Translation differences	1,964	120	94	408	2,586
Acquisition cost at the end of year	22,225	1,280	804	18,314	42,623
whereof capitalized interest	711	40		21	772
Accumulated depreciation at the beginning of year	(5,875)		(11)	(777)	(6,663)
Disposals	187		82	161	430
Translation differences	(868)		(54)	(52)	(974)
Transfers			(22)	22
Current year depreciation	(2,084)		(173)	(393)	(2,650)
Accumulated depreciation at the end of year	(8,640)		(178)	(1,039)	(9,857)
Net book value at the beginning of year	12,747	501	587	18,699	32,534
Net book value at the end of year	13,585	1,280	626	17,275	32,766

The insured value of the whole vessel fleet as of December 31, 2005 was SEK 21,612 million, to be compared to SEK 16,068 million as of December 31, 2004.

As of December 31, 2005, Construction in progress included five newbuildings. The Company has ordered two Panamax tankers from China for delivery in 2006. Two RoRo vessels have been ordered from a shipyard in Norway for delivery also in 2006. Finally, a drillship is under construction in Korea for delivery at the end of 2007. In total, the contract amount with the shipyards amounts to SEK 5,663 million. Yard payments of SEK 1,221 million, interest expense of SEK 40 million and other capitalized costs of SEK 19 million are included in Construction in progress as of December 31, 2005. The amount of interest capitalized on construction in progress was SEK 15 million, SEK 14 million and SEK 34 million for the years ended December 31, 2003, 2004 and 2005, respectively. Additionally, SEK 1 million was capitalized on real estate newbuildings.

Accumulated depreciation for vessels include revaluations as follows:

MSEK	Write-ups vessels	Write-downs		Total
		vessels	properties
Accumulated depreciation at the beginning of year	15	(39)	(73)	(97)
Translation differences	3			3
Depreciation on write-ups and write-downs from previous years	(3)	5		2
Current year depreciation		(765)	(180)	(945)
Accumulated depreciation at the end of year	15	(799)	(253)	(1,037)

Stena AB (publ) Consolidated Financial Statements

Note 11    Tangible fixed assets — continued

Property is specified as follows:

(SEK in millions)	Real estate	Buildings and land	Total
Acquisition cost at the beginning of year	17,802	1,674	19,476
Adjustment of acquisition value	(524)		(524)
Other additions	1,889	80	1,969
Disposals	(2,919)	(58)	(2,977)
Transfers		(38)	(38)
Translation differences	267	141	408
Acquisition cost at the end of year	16,515	1,799	18,314
Accumulated depreciation at the beginning of year	(475)	(302)	(777)
Disposals	122	39	161
Transfers		22	22
Translation differences	(11)	(41)	(52)
Current year depreciation	(335)	(58)	(393)
Accumulated depreciation at the end of year	(699)	(340)	(1,039)
Net book value at the beginning of year	17,327	1,372	18,699
Net book value at the end of year	15,816	1,459	17,275

Real estate relates to the commercial properties operated by the business area Stena Fastigheter. The total estimated market value for the real estate as of December 31, 2005 exceeds the net book value. Out of the net book value as of December 31, 2005 for real estate, SEK 14,152 million relates to Swedish properties, of which land was SEK 563 million. The tax assessment value for these properties amounted to SEK 13,027 million, out of which land was SEK 4,687 million. Out of the net book value as of December 31, 2004, SEK 15,602 million related to Swedish properties, of which land was SEK 2,164 million. The tax assessment value for these properties last year amounted to SEK 11,685 million, out of which land was SEK 4,166 million.

Buildings and land represent the group’s assets used in its business including office buildings, ferry terminals etc.

Note 12    Investment in VIEs

Since late 2002, the Company has invested in variable interest entities through the US company Canyon Capital. The VIEs have taken up bank loans and invested in various corporate loans and high yield bonds in the US capital market. The bank loans are secured by the purchased securities. As of 2005, Swedish GAAP has changed so that full consolidation of these VIEs has been necessary. The financial statements for 2004 have been restated accordingly. The full consolidation means that total income and cost together with total assets and liabilities are included in the Company’s accounts. The minority share of the results is deducted in the income statement while the minority part of total equity is shown as a liability in the balance sheet. In 2004 the equity method of consolidation was used, whereby the Company’s part of the results of the VIEs was accounted for in the income statement and the net investment as financial fixed assets in the balance sheet. See note 13 and 14.

Investments in a Collateral Debt Obligation (‘‘CDO’’) and a Collateral Loan Obligation (‘‘CLO’’) began in December 2002 and August 2003, respectively. The VIEs were in full operation at the end of 2003 and in June 2004, respectively. Another CLO was set up in October 2005, but is not yet in full operation. The minority shares amount to 13.7%, 15.4% and 5%, respectively.

Stena AB (publ) Consolidated Financial Statements

Note 12    Investment in VIEs — continued

The full consolidation of the VIEs as of December 31, 2005 has had the following impact:

(SEK in millions)
Interest income	396
Interest expense	(199)
Other financial income and expense	(35)
Minority interest	(19)
Net income	143
Investment in VIEs	5,753
Short-term investments	316
Other assets	144
Total assets	6,213
Retained earnings	694
Net income	143
Total stockholders' equity	837
Minority interest	124
Debt in VIEs	4,844
Other debt	408
Total liabilities	5,252
Total stockholders’ equity and liabilities	6,213

Short-term investments refer to cash and cash equivalents in the VIEs. This cash is not available to the Company and is therefore included as restricted cash.

Debt in VIEs refers to bank debt. These loans are secured by the underlying securities without any additional recourse to the Company.

The underlying bank loans and bonds in the VIEs are recorded at market. Together with other strategic investments, unrealized gains and losses are recorded directly to stockholders’ equity. See note 13.

Note 13    Marketable securities

(SEK in millions)	Bonds	Strategic equity shares	Total
Opening balance	893	646	1,539
Valuation at market	12	272	284
Reclassification of investments in VIEs	(448)		(448)
Investment at the beginning of year	457	918	1,375
Additions	578	1,019	1,597
Disposals	(240)	(49)	(289)
Reclassification		(16)	(16)
Revaluation of financial instruments	13	462	475
Translation differences	44	109	153
Investment at the end of year	852	2,443	3,295

As of January 1, 2005, financial instruments are valued at market. In 2005, full consolidation of investments in VIEs has been made, that in 2004 partly were accounted for as marketable securities. See note 1, new accounting principles, and note 12 and 14. The accounts for previous years have been restated.

Stena AB (publ) Consolidated Financial Statements

Note 13    Marketable securities — continued

Shares with a book value of SEK 706 million as of December 31, 2005 have been pledged as security for bank debt. As of December 31, 2004, shares with a book value of SEK 755 million were pledged as security for bank debt.

Reclassification refers to shares in Arlington Tankers, that were included as short-term investments in 2004, and shares in Ballingslöv, that in 2005 have been accounted for as an affiliated company following further purchases of shares.

Strategic equity shares include long-term investments in listed shares as follows:

(SEK in millions)	No. of shares	Book value
Held by parent company
Bioinvent	2,240,000	27
Vitrolife	110,000	3
Total		30
Strategic investments
Gunnebo AB	5,751,320	451
Gunnebo Industrier AB	1,191,327	140
Oriflame	500,000	115
Meda AB	4,545,270	300
Arlington Tankers Ltd	690,421	118
Other investments
Lukoil RUS	131,000	62
Lukoil ADR	1,131,000	527
Neste Oil	343,000	77
Vallourec	27,800	122
Nat Oilwell	170,000	85
Rowan Inc	244,300	69
Schlumberger	90,000	69
Sberbank	4,850	51
HSBC Growth Fund		156
Jardine	470,000	39
Other		32
Total listed shares		2,443

Note 14    Other noncurrent assets

Other Noncurrent Assets

(SEK in millions)	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
At the beginning of year	15	233	709	151	1,108
Reclassification of investments in VIEs			(275)	77	(198)
Investment at the beginning of year	15	233	434	228	910
Additions		39	161	150	350
Disposals	(15)	(30)	(4)		(49)
Revaluation			(5)		(5)
Amortization through the income statement				(57)	(57)
Re-classification	249	(5)		(31)	213
Translation differences		40	14	24	78
At the end of year	249	277	600	314	1,440

Stena AB (publ) Consolidated Financial Statements

Note 14    Other noncurrent assets — continued

In 2004, investments in VIEs were partly accounted for as other noncurrent assets but are now specified separately. See note 1 change of accounting principles and notes 12 and 13. The financial statements for 2004 have been restated accordingly.

Deferred tax assets relate to unutilized tax losses carried forward. Reclassification of deferred tax assets refers to netting against deferred tax liabilities. See note 19.

Other receivables as of December 31, 2005 include a loan to a related party of SEK 10 million.

Shares include investments in non-listed shares and associated companies.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings.

Shares are specified as follows:

(SEK in millions)		No. of shares	Book value
Held by parent company:
Alligator		1,004,445	21
Alligator, convertibles		708,889	3
Amplus		883,818	100
Prostalund		913,954	34
Ram one		113,292	108
Univits		3,088,670	2
			268
Held by subsidiaries:		% held
Örgryte Bostads AB & Co KB	Sweden		3
Partrederiet SUST I DA	Norway	50%	54
Partrederiet SUST III DA	Norway	50%	62
Ugland Stena Storage A/S (USS)	Norway	50%
Stena Ugland Shuttle Tanker Ltd (SUST)	Cayman Islands	50%
Austen Maritime Services Pte Ltd	Singapore	50%	5
Schiphol Real Estate CV	Holland		173
Chase Private Equity Fund	Cayman Islands		28
RoRo Partners Ltd	Bermuda	49%
Nordic Rio LLC	Marshall Islands	50%	7
Other shares
Total non listed shares			600

Companies held between 20% and 50% are accounted for as other associated companies. The share of these companies’ results is included in direct operating expenses. See note 5.

Stena AB (publ) Consolidated Financial Statements

Note 15    Short-term receivables

	As of December 31,
(SEK in millions)	2004	2005
Trade debtors	953	2,092
Related parties (Note 29)	260	270
Other receivables	504	886
Total	764	1,156
Prepaid expenses	317	497
Accrued income	549	393
Total	866	890
Total short-term receivables	2,583	4,138

The total allowance for doubtful trade receivables was SEK 26 million as of December 31, 2004 and SEK 52 million as of December 31, 2005.

Note 16    Short-term Investments

	As of December 31,
(SEK in millions)	2004	2005
Marketable debt and equity securities	1,008	1,856
Restricted cash	325	357
Total	1,333	2,213

Starting in 2005, marketable debt and equity securities are valued at market. See note 1 new accounting principles. The accounts for 2004 have been restated accordingly, thereby increasing the book value of marketable debt and equity securities by SEK 89 million. Certain marketable debt and equity securities amounting to SEK 819 million as of December 31, 2004 and SEK 1,179 million as of December 31, 2005 have been pledged as security for bank debt. See Note 25.

Restricted cash as of December 31, 2005 includes SEK 315 million of cash and cash equivalents in the VIEs, which is not available to the Company. As of December 31, 2004 such restricted cas amounted to SEK 249 million. Other restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company.

Note 17    Cash and Cash Equivalents

	As of December 31,
(SEK in millions)	2004	2005
Cash	589	877
Short term deposits	1,791	2,867
Total	2,380	3,744

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

Stena AB (publ) Consolidated Financial Statements

Note 18    Stockholders' Equity

The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

The changes in stockholders' equity for the period December 31, 2002 to December 31, 2005 are as follows:

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Net income	Total
Balance as of December 31, 2002	5	626	9,927	1,031	11,589
Change of accounting principles for financial instruments				34	34
Opening balance as of January 1, 2003	5	626	9,927	1,065	11,623
Allocation of last year’s result			1,065	(1,065)
Dividend paid			(60)		(60)
Transfer to charitable trust			(5)		(5)
Revaluation of financial instruments			500		500
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)		(573)
Net income				510	510
Balance as of December 31, 2003	5	583	10,897	510	11,995
Allocation of last year’s result			510	(510)
Change of accounting principles in 2004			(257)		(257)
Dividend paid			(70)		(70)
Transfer to charitable trust			(10)		(10)
Revaluation of financial instruments			(387)		(387)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)		(211)
Net income				2,359	2,359
Balance as of December 31, 2004	5	763	10,292	2,359	13,419
Allocation of last year’s result			2,359	(2,359)
Dividend paid			(195)		(195)
Transfer to charitable trust			(30)		(30)
Change of accounting principles for pensions			(1,075)		(1,075)
Revaluation of financial instruments			303		303
Transfers between reserves		96	(96)
Exchange differences		67	375		442
Net income				2,268	2,268
Balance as of December 31, 2005	5	926	11,933	2,268	15,132

Restricted reserves include the equity part of untaxed reserves (net of applicable deferred taxes) and legal reserves.

Change of accounting principles in 2005 refers to valuation of financial instruments at market, full consolidation of investments in VIEs and accounting for certain pension liabilities, see note 1. Revaluation of financial instruments at market have been made as of December 31, 2002 after which the financial statements of 2003 and 2004 have been restated. Accounting for pension liabilities have been made as of October 1, 2005. See note 19. Change of accounting principles in 2004 refers to pension accounting and equity accounting of VIEs.

Stena AB (publ) Consolidated Financial Statements

Note 18    Stockholders' Equity — continued

The board of directors of the Company has proposed that the stockholders approve at the forth-coming stockholders’ meeting in 2006 a dividend of SEK 215 million and a transfer of SEK 25 million to the Sten A. Olsson Foundation for Culture and Science, established in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed SEK 160 million to the foundation and further support to this charitable trust is anticipated when needed.

The exchange differences relate to the impact of fluctuations of foreign currencies, in particular EUR, GBP and USD. See note 1. As of December 31, 2005, accumulated exchange differences since January 1, 2002 amount to SEK (842) million. As of December 31, 2004, accumulated exchange differences since January 1, 2002 amounted to SEK (1,284) million.

Stena AB (publ) Consolidated Financial Statements

Note 19    Provisions

(SEK in millions)	Deferred income taxes	Provisions for pensions	Other provisions	Total
Opening balance	2,097	399		2,496
Change of accounting principles for financial instruments	82			82
Opening balance as of January 1, 2005	2,179	399		2,578
Change of accounting principles for pensions	(461)	1,536		1,075
Provisions in companies acquired			46	46
Adjustment of acquisition value	(524)			(524)
Reclassification	249			249
Payment of pension fees and benefit paid		(136)		(136)
Other provisions		(14)		(14)
Changes in noncurrent assets		23		23
Transfers through income statement	85	50		135
Exchange differences	(11)	24		13
Closing balance	1,517	1,882	46	3,445

Provisions for pensions have increased in connection with a change in accounting principles related to a pension scheme in the United Kingdom. See note 1and below. Deferred taxes related to this as well as to the introduction of new accounting principles for financial instruments have adjusted the opening balance for deferred taxes while changes in the year are included in the income statement. Other provisions relate to companies acquired by Stena Adactum.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
(SEK in millions)	2004	2005
Deferred tax liabilities:
Tangible fixed assets	2,632	2,092
Financial fixed assets	68	206
Provisions	78
Other	114	91
Total deferred tax liabilities	2,892	2,389
Deferred tax assets:
Tangible fixed assets	90	136
Tax loss carryforwards	1,647	1,182
Financial fixed assets	144	77
Provisions	164	306
Less deferred tax assets not recognized	(1,317)	(580)
Total deferred tax assets recognized	728	1,121
Net deferred tax liability	2,164	1,268
Out of which:
Deferred tax assets (note 14)	15	249
Deferred tax liabilities	2,179	1,517

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. Deferred taxes have not been provided on the undistributed earnings of subsidiaries because such earnings are not taxed or expected to be remitted in the foreseeable future.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 19    Provisions — continued

The Company's tax loss carryforwards are as follows:

	As of December 31,
(SEK in millions)	2004	2005
Sweden	1,655	1,989
Rest of the world	3,967	2,707
Total	5,622	4,696

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 354 million expire between 2006 and 2011.

Provisions for pensions and other provisions

Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Company. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. Defined benefits plans relate mainly to subsidiaries in the UK operations. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish PRI pension plan) and employees in The Netherlands.

Provisions for pensions have increased in connection with a change in accounting principles related to pensions in the United Kingdom. In 2004, these funds were reported as contingent liabilities. See note 1 new accounting principles.

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

Assumptions applied for actuarial calculations %	Sweden		Great Britain		Other Europe
	2004	2005	2004	2005	2004	2005
Discount rate	5.00	3.50	4.75	5.00	5.25	4.25
Expected return on plan assets	—	—	4.25	7.50	7.10	4.50
Expected salary increases	3.00	3.25	3.50	3.75	3.75	3.85

Pension costs (SEK in millions)	Total
Current service costs	53
Interest costs	149
Expected return on plan assets	(154)
Actuarial gains and losses	2
Pension costs for defined benefit plans	50
Pension costs for defined contribution plans	231
Total pension costs	281

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 19    Provisions — continued

Provision for pensions, net (SEK in millions)	Sweden	Great Britain	Other Europe	Total
Closing balance, December 31, 2004	104	295	(12)	387
Change of accounting principles	(1)	1,536	1	1,536
Opening balance, October 1, 2005	103	1,831	(11)	1,923
Current service costs	5	41	7	53
Interest costs	9	135	5	149
Expected return on plan assets	(5)	(144)	(5)	(154)
Actuarial gains and losses	1	1		2
Exchange differences		23	1	24
Payment of pension fees from the company	(7)	(90)	(6)	(103)
Benefit paid	(3)	(29)	(1)	(33)
Other provisions	(13)	(1)		(14)
Provisions for pensions, net, December 31, 2005	90	1,767	(10)	1,847
Obligations in defined benefit plans	126	9,125	135	9,386
Fair value of plan assets	(36)	(7,729)	(135)	(7,900)
Net obligation before adjustments	90	1,396		1,486
Unrecognized (gains) and losses		371	(10)	361
Provision for pensions, net, December 31, 2005	90	1,767	(10)	1,847
whereof reported as
Other non-current assets	(25)		(10)	(35)
Provision for pensions	115	1,767		1,882

Plan assets consist of equities (54%), bonds (38%) and other assets (8%).

Note 20    Bank debt

(SEK in millions)	2004 Total	2005 Current	2005 Noncurrent	2005 Total
Property loans	11,749	138	11,073	11,211
Other loans	1,301	267	1,381	1,648
Revolving credit facilities	4,143		6,753	6,753
Other utilized bank credit lines	446	429	566	995
	17,639	834	19,773	20,607

Repayment of bank debt:

(SEK in millions)	Property loans	Other loans	Total
2006	138	696	834
2007	144	269	413
2008	399	484	883
2009	160	109	269
2010	477	108	585
2011 and thereafter	9,677	7,111	16,788
Not specified	216	619	835
Total	11,211	9,396	20,607

Property loans consist principally of bank mortgage loans on real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and with maturities through 2011 and beyond. Other loans consist of long-term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and with maturities through 2011 and beyond.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 20    Bank debt — continued

Since December 2004, the Company has a revolving credit facility of $1 billion. The facility was renegociated in January 2006 and extended to January 2013. Obligations under the facility are secured mainly by mortgages on certain vessels and rigs. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2005, the utilized portion of the facility was $859 million, of which $849 million was actually drawn and $10 million used for issuing of bank guarantees. As of December 31, 2004, the utilized portion of the facility was $638 million, of which $627 million was actually drawn and $11 million used for issuing of bank guarantees. As of December 31, 2005 the Company had SEK 700 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 859 million as of December 31, 2004.

‘‘Not specified’’ includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2006. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

Regarding pledged assets, see note 25.

Note 21    Senior notes

Since 1995, the Company is partly financed by Senior Notes issued in the US. The notes issued in 1995 and 1997 were redeemed in 2003. In November 2002, the Company issued $200 million of notes at an interest rate of 9.625% with maturity on December 1, 2012. As of December 31, 2005, the Company had repurchased approximately $17.7 million aggregate principal amount of these notes, of which $5.6 million as purchased in 2005. In December 2003, the Company issued $175 million of notes at an interest rate of 7.5% with maturity on November 1, 2013. In November 2004, the Company issued $250 million of notes at an interest rate of 7.0% with maturity on December 1, 2016. As of December 31, 2005, total Senior Notes amounted to $607 million. As of December 31, 2004, total Senior Notes amounted to $613 million.

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

Rental expense for operating leases were as follows:

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Rental expense	1,358	1,807	2,619

Two RoPax vessels and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of December 31, 2004 and 2005 amounted to SEK 1,680 million and SEK

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 22    Leases — continued

1,832 million, respectively. The net book value related to these capital leases amounted to SEK 1 508 million as of December 31, 2004 and SEK 1,550 million as of December 31, 2005.

As of December 31, 2005 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

(SEK in millions)	Operating leases	Capital leases
2006	2,765	40
2007	1,897	40
2008	1,243	41
2009	753	41
2010	542	42
2011 and thereafter	1,566	1,161
Total minimum lease commitments	8,766	1,365

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2005 was as follows:

(SEK in millions)	Cost	Accumulated depreciation	Net book value
Vessels	12,979	4,876	8,103
Real estate	17,044	699	16,345
Total	30,023	5,575	24,448

As of December 31, 2005 the future minimum rentals to be received under noncancellable operating leases were as follows:

(SEK in millions)	Vessels	Real estate	Total
2006	3,323	837	4,160
2007	1,922	527	2,449
2008	1,418	362	1,780
2009	1,418	212	1,630
2010	291	138	429
2011 and thereafter	892	119	1,011
Total minimum lease rentals	9,264	2,195	11,459

The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancellable within three months.

Note 23    Other noncurrent liabilities

	As of December 31,
(SEK in millions)	2004	2005
Prepaid income	56	52
Other liabilities	87	234
Total	143	286

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 23    Other noncurrent liabilities — continued

Prepaid income as of December 31, 2005 includes SEK 41 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2004, these net proceeds amounted to SEK 44 million.

Repayment of noncurrent liabilities is required according to the following schedule:

(SEK in millions)	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	16	11	25	52
Other liabilities	170	19	45	234
Total	186	30	70	286

Note 24    Accrued costs and prepaid income

	As of December 31,
(SEK in millions)	2004	2005
Accrued costs	1,703	2,188
Prepaid income	301	360
Total	2,004	2,548

Note 25    Pledged Assets, Commitments and Contingent Liabilities

Pledged assets

The following assets have been pledged as securities for bank debt:

	As of December 31,
(SEK in millions)	2004	2005
Mortgages on vessels	13,648	14,472
Mortgages on properties	13,689	13,535
Chattel mortgages	10	412
Investment in affiliated companies	122	302
Marketable securities	755	706
Short term investments	819	1,179
Reservation of title		52
Total assets pledged for normal bank debt	29,043	30,658
Investment in VIEs	4,440	5,753
Total assets pledged for bank debt	33,483	36,411
Normal bank debt and capitalized lease obligations	18,936	21,972
Debt in VIEs	3,925	4,844
Total bank debt and capitalized lease obligations	22,861	26,816

In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 2,765 million for 2006 and SEK 6,001million from 2007. See note 22.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 25    Pledged Assets, Commitments and Contingent Liabilities — continued

As of December 31, 2005, a total of five vessels are included as newbuildings under Construction in progress. See note 11. The total contract amount for these vessels amounts to SEK 5,663 million. Yard payments of SEK 1,221 million have been made in respect of these contracts.

Contingent liabilities

	As of December 31,
(SEK in millions)	2004	2005
Guarantees	2,559	2,074
Pension liabilities	1,166
Other contingent liabilities	179	159
Total	3,904	2,233

Guarantees mainly refer to newbuilding projects and capital leases.

Certain pension liabilities for employees on board vessels in UK ferry operations were accounted for as contingent liabilities in 2004. New information was released for these defined benefit plans in 2005. As of October 1, 2005, these liabilities have therefore been recorded as pension liabilities in the balance sheet. See note 1, new accounting principles.

Note 26    Consolidated statements of cash flows

Purchase of subsidiaries

	As of December 31,
(SEK in millions)	2004	2005
Assets and liabilities acquired:
Intangible assets	121	390
Tangible fixed assets	11,226	9
Financial fixed assets	10	5
Inventories	75	49
Current receivables	345	344
Cash and cash equivalents	18	59
Total assets	11,795	856
Provisions	1,564	5
Long-term debt	58	3
Current liabilities	6,774	260
Total provisions and liabilities	8,396	268
Minority interest	25	1
Total consideration	3,374	587
Less: Provision	(26)	(10)
Purchase price paid	3,348	577
Less: Cash acquired	(18)	(59)
Reduction of cash and cash equivalents	3,330	518

In 2004, companies were acquired and subsequently sold at a value of SEK 587 million. This has not affected the balance sheet and is therefore not included above.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 26    Consolidated statements of cash flows — continued

Cash payments

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Interest	840	1,053	1,430

Note 27    Financial Instruments and Risk Management

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

Notional Amounts and Credit Exposure

The notional amounts of derivative financial instruments presented in this Note represent face or contractual amounts and are therefore not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments which relate to interest rates, exchange rates, oil prices, security prices, or financial and other indexes.

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

Interest Rate Risk Management

The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

	As of December 31,
(SEK in millions)	2004 Notional Amount	2004 Credit Exposure	2005 Notional Amount	2005 Credit Exposure
Interest rate swaps	4,548	—	6,412	58
Interest rate options	2,684	2	1,541	5
Total	7,232	2	7,953	63

The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments in order to achieve a

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 27    Financial Instruments and Risk Management — continued

desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as of December 31, 2005 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 12,183 million as of December 31, 2005. The borrowings in this debt portfolio are denominated primarily in USD, EUR and SEK and have maturity dates ranging from 2006 to 2011 and onwards. As of December 31, 2005, the interest rates ranged from 2.00% to 9.63%.

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

The Company uses interest rate swaps in order to achieve a desired interest rate on a portfolio of debt. The contractual terms of the interest rate swaps are determined by the management based upon assessment of several factors such as the prediction of future interest rates, the maturity and currency of the underlying debt portfolio, the cost of the interest rate swap and other factors.

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

The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties and vessels. The following tables summarize the Company's interest rate swaps and options:

Interest rate swaps

As of December 31, 2004:	Notional amount SEK in millions	Currency	Receive rate/Strike rate	Pay rate Strike rate %	Maturity
	700	SEK	3 month STIBOR	4.6	June 2006
	418	EUR	6 month EURIBOR	6 month EURIBOR+168 bp	August 2005-September 2009
	102	EUR	5.52	6 month EURIBOR+1.19 bp	December 2012
	573	GBP	3 month LIBOR	5.5 first 7 years	January 2028
	441	GBP	3 month LIBOR	3 month LIBOR 1)	May 2028
	661	USD	3 month LIBOR	2.83 - KO 6.5	June 2008
	992	USD	3 month LIBOR	3.005 -3.09 Knock Out at 6.5	September 2008
	661	USD	9.63	3 month LIBOR+4.9925%	December 2012
Total	4,548

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 27    Financial Instruments and Risk Management — continued

As of December 31, 2005:	Notional amount SEK in millions	Currency	Receive rate	Pay rate Strike rate %	Maturity
	700	SEK	3 month STIBOR	4.6	June 2006
	371	EUR	6 month EURIBOR	6 month EURIBOR+168 bp	August 2005-September 2009
	106	EUR	5.52	6 month EURIBOR+1.19 bp	December 2012
	604	GBP	3 month LIBOR	5.5 first 7 years	January 2028
	448	GBP	3 month LIBOR	3 month LIBOR 1)	May 2028
	795	USD	3 month LIBOR	2.83 - KO 6.5	June 2008
	1,193	USD	3 month LIBOR	3.005 -3.09 Knock Out at 6.5	September 2008
	795	USD	9.63	3 month LIBOR+4.9925%	December 2012
	200	SEK	1.72	3.25	November 2010
	1,200	SEK	1.70-1.72	3.23-3.63	November 2015
Total	6,412

1)	Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Interest rate options

As of December 31, 2004:	Notional amount SEK in millions	Currency	Receive rate	Pay rate %	Maturity
	1,800	SEK	3 month STIBOR	5.60-5.75	October 2005-June 2006
	135	EUR	6 month EURIBOR	5.75	September 2005
	342	EUR	6 month EURIBOR	5.5	September 2008
	90	EUR	3.25	6 month EURIBOR	December 2009
	317	USD	3 month LIBOR	payrate 5.0	February 2005-June 2005
Total	2,684

As of December 31, 2005:	Notional amount SEK in millions	Currency	Receive rate	Pay rate Strike rate %	Maturity
	700	SEK	3 month STIBOR	5.60	June 2006
	94	EUR	6 month EURIBOR	3.25	March 2010
	371	EUR	6 month EURIBOR	5.5	September 2008
	376	EUR	3.25	6 month EURIBOR	January-October 2010
Total	1,541

The following tables are a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

As of December 31, 2004:	Currency	Amount (SEK in millions)	Maturity	Interest rates %
	SEK	2,519	September 2005-October 2005	2.46-6.39
	EUR	1,415	September 2005 - May 2028	2.15-5.52
	USD	5,357	January 2005 - December 2012	3.14-9.63
	GBP	575	January 2028	6.29
Total		9,866

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 27    Financial Instruments and Risk Management — continued

As of December 31, 2005:	Currency	Amount (SEK in millions)	Maturity	Interest rates %
	SEK	1,402	January 2006 - June 2006	2.00-4.325
	EUR	1,907	January 2006 - May 2028	1.45-2.84
	USD	8,271	January 2005 - December 2012	4.89-9.63
	GBP	604	January 2028	6.04
Total		12,184

In addition to interest instruments as above, the VIEs investing in different securities, see note 12, have also entered into certain hedging instruments. To reduce the potential negative effects from changes in the USD interest rate level on the value of the underlying bond portfolios, interest rate swaps have been entered into at a volume equal to the underlying fixed rate bonds.

The following table summarizes interest rate swaps entered into for this purpose:

As of December 31, 2005:	Currency	Amount (SEK in millions)	Receive rate	Pay rate %	Maturity
swap	USD	1,455	6m Libor	4.85	May 2010
swap	USD	318	3m Libor	5.03	October 2015

The same contracts were also outstanding as of December 31, 2004.

Foreign Currency Risk Management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in US dollars. The Company's foreign currency risk arises from:

•	fluctuations in exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure)

•	certain financial assets and liabilities when converting such balances to each company’s functional currency (translation exposure)

•	the Company's investment in foreign subsidiaries' net assets (equity exposure)

The Company's policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management also regularly reviews the Company's assets and liabilities which are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company's policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 27    Financial Instruments and Risk Management — continued

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

(SEK in millions)	2004 Notional amount	2004 Credit exposure	2005 Notional amount	2005 Credit Exposure
Foreign exchange forward contracts	6,734	—	8,896	59
Foreign exchange options	1,436	96	2,094	86

The following table summarizes by major currency the contractual net amounts of the Company's forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the 'sell' amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company’s borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

(SEK in millions)	2004 Buy	2004 Sell	2005 Buy	2005 Sell
USD	1,907	—	—	1,416
NOK	424	282	512	480
SEK	—	3,052	—	1,919
DKK	—	378	—	384
EUR	2,956	723	4,767	564
GBP	54	906	469	934
JPY	—	—	—	27
OTH	—	—	119	143
Total	5,341	5,341	5,867	5,867

Fuel Risk Management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The vessels of the ferry division have an annual consumption of bunker of 350,000 tons of fueloil and 225,000 tons of gasoil. These amounts summarizes to an annual volume of about 4 millions barrels. A substantial part of this is hedged on a consecutive basis. All contracts are settled monthly with volume corresponding to the underlying consumption. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year.

(SEK in millions)	2004 Notional amount	2004 Credit exposure	2005 Notional amount	2005 Credit Exposure
Bunker fuel swaps	3,857	684	1,604	1,822
Bunker fuel options	39	62	389	—

Freight rate management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreements. The Company enters into hedge contracts for a portion

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 27    Financial Instruments and Risk Management — continued

of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

(SEK in millions)	2004 Notional amount	2004 Credit exposure	2005 Notional amount	2005 Credit Exposure
OTC traded swaps	33	2	10	—

Trading Activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management are referred to as 'trading' for purposes of this disclosure. All trading instruments are subject to the market risk; that future changes in market conditions may reduce the value of an investment. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company's trading activities on derivative financial instruments is shown below.

(SEK in millions)	2004 Net gains (losses)	2004 Notional amount	2005 Net gains (losses)	2005 Notional amount
Forward exchange contracts	(1)	—	1	169
Currency options written	9	—	19	159
Currency options bought	—	33	(5)	80
Interest swaps	—	—	7	249
Total currency trading	8	33	22	657

Quoted market prices are used as the fair values of financial instruments used or held for trading purposes. If quoted market prices are not available, fair values are estimated on the basis of dealer quotes, pricing models or quoted prices for financial instruments with similar characteristics.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at each reporting date if counterparties to contracts failed to perform as agreed. Concentrations of credit risk, whether on or off balance sheet, arise from financial instruments for groups of customers or counterparties when they have similar characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions or other conditions. The Company does not have a significant exposure to any individual customer or counterparty or significant concentrations of credit risk except in the case of positive value relating to the commodity contracts. In these cases the counterparty risk is reduced by received cash collaterals.

Fair value of Financial Instruments

FASB Statement No. 107, 'Disclosures about Fair Value of Financial Instruments,' requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as of December 31, 2004 and 2005. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 27    Financial Instruments and Risk Management — continued

short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long term debt. Other techniques, such as estimated discounted cash flows or replacement cost have been used to determine fair value for the remaining financial instruments. The estimated fair value of the Company's off-balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties, and current foreign currency exchange rates.

(SEK in millions)	2004 Carrying value	2004 Fair value	2005 Carrying value	2005 Fair value
Liabilities
Senior Notes	4,088	4,254	4,821	4,776
Derivative financial instruments Held for trading purposes	—	—	—	(2)
Held for purposes other than trading:
Interest rate risk management:	(40)	(40)	63	63
Foreign currency risk management:	19	19	145	145
Bunker risk management:	—	746	—	1,822

Note 28    Personnel

The following table presents the average number of employees of the Company.

	2004 Total	No. of females	2005 Total	No. of females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	10	3	10	3
Subsidiaries in Sweden	3,429	1,366	3,788	1,602
Total Sweden	3,442	1,369	3,801	1,605
Subsidiaries outside of Sweden:
Great Britain	1,621	491	1,612	459
The Netherlands	728	137	743	131
Denmark	188	122	170	109
Ireland	100	33	95	36
Norway	73	39	90	49
Poland	46	31	47	32
Switzerland	5	1	4	1
Spain			71	16
Russia	2		4	1
China			20	2
Singapore			6	1
Korea			13	1
United States	22	5	23	6
India	35	12	70	36
Other	4		16	3
Shipborne employees	879	5	893	6
Total outside of Sweden	3,703	876	3,877	889
Total group	7,145	2,245	7,678	2,494

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 28    Personnel — continued

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2005 was 3,508 as compared to 3,528 in 2004.

The following tables present the wages, salaries and other remuneration of the employees of the Company.

	2004			2005
(SEK in millions)	Board and CEO	Other Employees	Total	Board and CEO	Other employees	Total
Parent Company	6	11	17	7	18	25
Subsidiaries in Sweden	33	886	919	30	1,014	1,044
Total Sweden	39	897	936	37	1,032	1,069
Subsidiaries outside of Sweden:
Great Britain	18	522	540	19	558	577
The Netherlands	5	243	248	8	254	262
Denmark	1	66	67	2	68	70
Ireland		34	34		34	34
Norway		28	28	1	40	41
Poland	1	6	7		6	6
Switzerland	4	6	10	9	2	11
Spain				1	21	22
Russia		3	3		5	5
China					5	5
Singapore				1	1	2
Korea					3	3
United States	3	27	30	3	24	27
India		1	1		3	3
Other		4	4		11	11
Shipborne employees		376	376		461	461
Total outside of Sweden	32	1,316	1,348	44	1,496	1,540
Total group	71	2,213	2,284	81	2,528	2,609

Total personnel costs	2004			2005
(SEK in millions)	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	17	2,267	2,284	24	2,584	2,608
Pension costs	5	298	303	12	269	281
Other social charges	7	297	304	10	371	381
Total	29	2,862	2,891	46	3,224	3,270

For Swedish-flagged vessels employed in international shipping activities, the Company has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees working on board such vessels. The amount of this subsidy in 2005 was SEK 424 million, out of which SEK 402 million relates to ferry operations. In 2004, the amount of the subsidy was SEK 420 million, out of which SEK 406 million relates to ferry operations. The amounts received have reduced personnel costs.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 28    Personnel — continued

Remuneration of Chief Executives

Salaries of SEK 10 million were paid to the Chief Executive Officer and the Executive Vice President in 2005 and SEK 9 million in 2004. The corresponding pension charges amounted to SEK 5 million in 2005 and SEK 3 million in 2004. The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then in effect. The period of notice of termination for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 0.158 million in 2005, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President. In 2004, the board members of Stena AB were paid SEK 0.150 million, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President.

Note 29	Related Party Transactions

The Company has entered into certain transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB (‘‘Sessan’’) and Stena Metall AB (‘‘Stena Metall’’) and their subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB (‘‘Concordia’’) which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company, through Stena Bulk AB (‘‘Stena Bulk’’), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the ‘‘Allocation Agreement’’) pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No 50% agreements were made in 2004 or 2005. The net outcome of the agreement including results on forward contracts was a loss of SEK 5 million in 2003, a loss of SEK 1 million in 2004 and a loss of SEK 1 million in 2005.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company earned fees equal to SEK 19 million, SEK 17 million and SEK 13 million in 2003, 2004 and 2005, respectively, for these services.

Concordia has, through its subsidiary Universe Tankships Ltd, provided ship management services to the Company. The Company paid fees equal to SEK 2 million and SEK 3 million in 2003 and 2004, respectively, for these services. In August 2004, the Company acquired Universe Tankships Ltd from Concordia at market price.

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million in each of the years 2003, 2004 and 2005 for these services.

In 2001 and 2002, Sessan acquired all the shares in the shipping company HH Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing credit facility from the Company. As of December 31, 2005, DKK 211 million was outstanding under this facility, the same as of December 31, 2004.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 29	Related Party Transactions — continued

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The vessel is chartered back as an operating lease, for which the Company paid charterhires of SEK 61 million for each of the years 2003, 2004 and 2005, respectively.

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company. This loan was still outstanding as of December 31, 2005.

Sessan has invested in shares in the Swedish company Meda AB (‘‘Meda’’). In 2005, a new share issue in Meda was guaranteed by the Company. In connection with the new issue, the Company purchased shares in Meda (see note 13). Sessan has the option to buy these shares at a price of 10% above the price paid by the Company.

Stena Metall

The Company purchases a substantial part of its bunker fuel from Stena Metall. Such purchases aggregated SEK 749 million, SEK 726 million and SEK 1,127 million in 2003, 2004 and 2005, respectively.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Stena Freighter, the vessel was sold to Stena Metall and chartered back on a long-term operating lease. The Company paid charterhire to Stena Metall for this vessel of SEK 18 million and SEK 22 million in 2004 and 2005, respectively. In May 2004, the Company also chartered the RoRo vessel Stena Nordica from Stena Metall and paid charterhire of SEK 28 million and SEK 41 million in 2004 and 2005, respectively.

The Company provides management and other services to Stena Metall. The Company received SEK 1 million in each of the years 2003, 2004 and 2005 for these services.

Olsson Family

The Company rents office space from members of the Olsson family. In 2003, 2004 and 2005, the Company paid SEK 28 million, SEK 28 million and SEK 29 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2003, 2004 and 2005, members of the Olsson family paid the Company SEK 10 million, SEK 11 million and SEK 13 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In 2004, the Company acquired properties in Sweden, that were subsequently sold to the Olsson family at a value of SEK 587 million. This transaction had no influence on the consolidated accounts for the Company.

Arlington

In November 2004, the Company sold four tankers to Arlington Tankers Ltd (‘‘Arlington’’), a newly formed US public company. At the same time Concordia sold two VLCC tankers to Arlington. The purchase was partly paid with shares in Arlington representing an ownership of approximately 5 % for the Company and 10 % for Concordia. In connection with the sale, the Company agreed to charter the four sold tankers from Arlington for periods between four and six years. In addition to the contractual charterhire there is also a profitsharing arrangement in place meaning that the Company will pay 50 % of the trading result above the charterhire calculated in accordance with agreed criteria.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 30	Subsequent events

The two product tankers Stena Contest and Stena Concept which were delivered from the shipyard in the spring 2005 were sold to Arlington in January 2006. An agreement to sell two tanker newbuildings under construction at the Dalian shipyard in China were made in late 2005. Delivery to the new owner, a greek shipping company, was made of the Stena Compass in February 2006, while delivery of the Stena Compassion was made in June 2006.

In February 2006 the Company entered into a Memorandum of Agreement to sell and bareboat-charter back Stena Dee with Songa Offshore ASA. The sale was completed in May 2006. The bareboat charter will enable Stena Dee to fulfill its contract with Norsk Hydro.

In March 2006 the Company exercised its option with Samsung Heavy Industries in Korea for the construction of a second deepwater dynamically positioned drillship for delivery in June 2008. At the end of March 2006, a five year leasing agreement was signed for the Stena DrillMAX, the first drillship ordered in 2005.

In March 2006 an agreement was signed to sell the RoPax vessel Svealand to DFDS. The sale was completed at the end of April 2006. An agreement was also signed with the Italian shipyard Visentini to acquire a RoPax vessel under construction at its delivery in 2007.

In the three months ended March 31, 2006, properties were acquired at an amount of approximately SEK 700 million, mainly in Gothenburg and Stockholm. Properties were sold at an amount of approximately SEK 400 million.

Stena AB (publ) Consolidated Financial Statements

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

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Net income under Swedish GAAP	510	2,359	2,268
Adjustments to reconcile to US GAAP:
Disposal of assets(a)	5	(365)	80
Depreciation of properties(b)	(54)	(109)	(34)
Investments in securities(c)	(97)	(76)	(388)
Investment subsidies(d)	2	16	—
Financial instruments(e)	33	549	1,295
Purchase accounting Stena Line(f)	(86)	(67)	34
Business combinations(g)	—	15	33
Pensions(h)	16	(42)	(1,533)
Deferred costs(i)	(48)	15	15
Capital lease transaction(j)	(28)	(492)	73
Investments in VIEs(k)	—	132	—
Others	24	15	16
Tax effect of US GAAP adjustments	39	(98)	149
Net income under US GAAP	316	1,852	2,008

	As of December 31,
(SEK in millions)	2004	2005
Stockholders' equity under Swedish GAAP	13,419	15,132
Adjustments to reconcile to US GAAP:
Disposal of assets(a)	(450)	(370)
Depreciation of properties(b)	(481)	(515)
Investments in securities(c)	—	—
Investment subsidies(d)	—	—
Financial instruments(e)	674	1,822
Purchase accounting Stena Line(f)	(364)	(330)
Business combinations(g)	15	48
Pensions(h)	(343)	(71)
Deferred costs(i)	(28)	(13)
Capital lease transaction(j)	(839)	(766)
Investments in VIEs(k)	112	—
Others	(59)	(56)
Tax effect of cumulative US GAAP adjustments	326	32
Stockholders' equity under US GAAP	11,982	14,913

Those differences which have a material effect on consolidated net income and stockholders' equity are described as follows:

(a)	Disposal of assets – Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 31    US GAAP Information — continued

1995, which under Swedish GAAP have been eliminated to the extent of the Company's 46% investment. For US GAAP purposes, the Company eliminates all of such gains. A disposal of an asset resulting in a gain in accordance with Swedish GAAP may not qualify as a sale under US GAAP but as a sale-lease back transaction. A gain is deferred under Swedish GAAP when there is a sale-lease back transaction where the lease is determined to be a finance lease, but the gain is recognized if the lease is determined to be an operating lease. Under US GAAP the gain is also deferred when the lease is determined to be an operating lease. The gain is deferred over the life of the lease. For US GAAP purposes, the gain recognized on the Company's sale of tankers to Arlington Tankers Ltd in the amount of SEK 316 million for the year ended December 31, 2004 has been deferred and is being amortized over five years, the life of the lease.

(b)	Depreciation of properties – Under Swedish GAAP, properties in the Company's real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.

(c)	Investments in securities – Under Swedish GAAP, the Company changed the accounting principles for the valuation of financial instruments at market in 2005. The accounts for 2003 and 2004 have been restated. Changes in the market value of certain marketable securities are revalued through the income statement. Under US GAAP, changes in the market value of these investments are classified as 'available for sale' securities and are recorded as a separate component of equity, net of applicable deferred taxes.

(d)	Investment subsidies – Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel. The Company sold the vessel during 2004 and the remaining adjustment to US GAAP was accounted for as an additional gain on sale of vessels during 2004.

(e)	Financial instruments – Under Swedish GAAP, the Company changed the accounting principles for the valuation of financial instruments at market in 2005 and the result is recorded as a separate component in the equity. The accounts for 2003 and 2004 have been restated. Unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future bunker fuel risks are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on such contracts which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Management has concluded that none of the Groups' hedges of financial exposure qualify for hedge accounting under US GAAP. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.

(f)	Purchase accounting Stena Line – For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company's carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. The increase in depreciation expense amounted to SEK 11 million, SEK 11 million and SEK 11 million for the years ended December 31, 2003, 2004 and 2005, respectively. In connection with the Company's offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. The price paid by the Company to acquire the Senior Notes is deemed to be

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 31    US GAAP Information — continued

the fair value of the notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill has been amortized into income over four years. However, For US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million, SEK 45 million and SEK 45 million for the years ended December 31, 2003, 2004 and 2005, respectively.

(g)	Business combinations – Accounting of acquisitions of certain subsidiaries under Swedish GAAP differs from US GAAP. The difference is attributable primarily to reporting and amortization of goodwill. In accordance with SFAS 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of net income and Stockholders' equity under US GAAP. Furthermore, impairment tests have been performed for existing goodwill. No impairment loss has been recognized as a result of these tests.

(h)	Pensions – The Company has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements funded through payments to a separate pension foundation. Effective in 2004, provisions for employee benefits in the consolidated financial statements of the Company are accounted for in accordance with RR29 Employee Benefits, which conforms in all significant respects with IAS 19 Employee Benefits. See further Note 1 and Note 19. In accordance with US GAAP, pension benefits should be accounted and disclosed for in accordance with SFAS No. 87 ‘‘Employers Accounting for Pensions’’ and SFAS No. 132 ‘‘Employers Disclosure about Pensions and Other Post-retirement Benefits.’’ The differences between the accounting principles used by the Company (Swedish GAAP) and US GAAP pertain to different transition dates, and recognition of past service cost and minimum liability adjustments. Certain pension liabilities for employees within the UK ferry operations of the company were previously accounted for as contingent liabilities due to the lack of information on the portion of the liability attributable to the Company. New information was released for this pension scheme in 2005 and the portion of the liability and assets attributable to the Company have been recorded in the consolidated balance sheet. Under Swedish GAAP, the change has been recorded directly against stockholders' equity and deferred tax liabilities, respectively. From October 1, 2005 the pension scheme will be accounted for as a multiple-employer plan. For U.S. GAAP purposes, the change in 2005 is viewed as the withdrawal from a multi-employer plan and the establishment of a multiple-employer plan with the unfunded benefit obligation of SEK 1,536 million as of October 1, 2005 (SEK 1,075 million, net of tax) being recognized immediately in net income.

(i)	Deferred costs – The Company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the rig. The Company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to the dayrates and use of certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been paid by Statoil. The Company also agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 31    US GAAP Information — continued

contract and can be recovered from the cash flow of the contract. For US GAAP purpose, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed.

(j)	Capital lease transaction – Since 1996, the Company has leased certain vessels from two special purpose leasing entities. The leases were each accounted for as capital leases and accordingly, the Company recorded an asset and a corresponding lease obligation on its balance sheet for both Swedish and US GAAP. In December 2003, the Company acquired the special purpose leasing entities for consideration of GBP 7 million. The leasing entities acquired by the Company had existing bank indebtedness of GBP 105 million which pursuant to the share purchase agreements the Company was obliged to procure repayment, and a deferred tax liability of GBP 45 million. The Company immediately paid the bank indebtedness. Also in December 2003, the Company transferred the vessels to a wholly owned subsidiary which, pursuant to existing law, increased the tax basis of the vessels and reduced the associated deferred tax liability. Accordingly, for US GAAP purposes, the deferred tax liability at December 31, 2003, has been reduced in accordance with the provisions of the relevant tax law in effect at that date. The effect of the reduction of the deferred tax liability is recorded as an adjustment to the carrying value of the vessel for US GAAP purposes which creates a book basis difference in the vessel when compared to Swedish GAAP. The reduction of the carrying value of the vessels will result in lower depreciation expense for US GAAP purposes as compared to Swedish GAAP. Under Swedish GAAP the benefit from the resolvement of the deferred tax liability is recorded as an income tax benefit in 2004. In addition, approximately SEK 28 million of costs associated with the establishment of the post-acquisition structure were capitalized for Swedish GAAP in 2003. Under US GAAP, such costs are considered to be period costs and are expensed as incurred. These costs have been expensed under Swedish GAAP during 2004 and thereby reversing the adjustment under US GAAP.

(k)	Investment in VIEs
The company changed the Swedish GAAP accounting principle for consolidation of VIE's in 2005. VIE's are consolidated now for Swedish as well as for US GAAP. The accounts for 2004 have been restated. The difference in 2004 net income was due to the change in accounting principles under Swedish GAAP that allowed the transition to be recorded as a cumulative effect in shareholders equity and under US GAAP to be recorded in net income. The Company choose not to restate the unrealized portion of the gain in securities in Swedish GAAP. This adjustment was made in prior year's for US GAAP purposes.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 31    US GAAP Information — continued

The condensed consolidated financial statements under US GAAP are presented as follows:

Income statement – US GAAP	Year ended December 31,
(SEK in millions)	2003	2004	2005
Total revenues	13,379	15,955	18,491
Net gain sale of vessels	119	291	395
Net gain sale of property	146	113	935
Direct operating expenses	(9,196)	(10,447)	(11,525)
Selling and administrative expenses	(1,506)	(1,803)	(3,393)
Depreciation and amortization	(1,771)	(1,769)	(2,738)
Total operating expenses	(12,473)	(14,019)	(17,656)
Income from operations	1,171	2,340	2,165
Share of affiliated companies' results		17	21
Interest income	85	382	567
Interest expense	(824)	(1,135)	(1,395)
Other financial items	(157)	1,015	695
Total financial income and expense	(896)	262	(133)
Minority interest	2	(57)	(21)
Income taxes	39	(710)	(24)
Net income	316	1,852	2,008

Balance sheet – US GAAP	As of December 31,
(SEK in millions)	2004	2005
Intangible fixed assets	410	806
Tangible fixed assets	30,943	31,372
Marketable securities	1,375	3,284
Investment in VIE's	4,552	5,753
Other noncurrent assets	1,517	3,594
Total noncurrent assets	38,797	44,809
Short-term investments	1,333	2,213
Cash and cash equivalents	2,380	3,744
Other current assets	2,809	4,463
Total current assets	6,522	10,420
Total assets	45,319	55,229
Total stockholders' equity	11,982	14,913
Minority Interest	114	131
Deferred income taxes	1,853	1,485
Pension liabilities	742	1,953
Other provisions	0	46
Long-term debt	20,718	29,928
Other noncurrent liabilities	570	883
Total noncurrent liabilities	21,288	30,811
Short-term debt	6,231	1,709
Other current liabilities	3,109	4,181
Total current liabilities	9,340	5,890
Total stockholders' equity and liabilities	45,319	55,229

Stena AB (publ) Consolidated Financial Statements

Note 32    Additional US GAAP Disclosures

Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

(a) Income Taxes

The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

	As of December 31,
(SEK in millions)	2004	2005
Deferred tax liabilities:
Property, vessels and equipment	2,632	2,091
Investments	159	666
Provisions	78	—
Other	90	88
Total deferred tax liabilities	2,959	2,845
Deferred tax assets:
Property, vessels and equipment	266	327
Tax loss carryforwards	1,647	1,182
Investments	144	599
Provisions	463	77
Other	—	—
Total deferred tax assets	2,520	2,185
Less deferred tax assets not recognized	(1,317)	(581)
Net deferred tax assets	1,203	1,604
Net deferred tax liability under US GAAP	1,756	1,241
Out of which:
Deferred tax assets	97	244
Deferred tax liabilities	1,853	1,485
Net deferred tax liability	1,756	1,241

The valuation allowance (deferred tax assets not recognized) was SEK 1,007 million as of January 1, 2003. The valuation allowance increased/(decreased) by SEK (463) million, SEK 773 million and SEK (736) million during the years ending December 31, 2003, 2004 and 2005, respectively.

The determination of the amount of unrecognized deferred tax liability in respect of the cumulative amount of undistributed earnings of subsidiaries that would be taxed on remittance is not practicable.

(b) Long-term Debt

For Swedish GAAP purposes, certain borrowings have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. See Note 20. Those borrowings which amount to SEK 5,975 million and SEK 835 million at December 31, 2004 and 2005 respectively would be classified as short-term in a US GAAP consolidated balance sheet.

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 32    Additional US GAAP Disclosures — continued

(c) Net gain on sale of vessels and property

For Swedish GAAP purposes net gain on sale of vessels and property are included as a component of revenues. For US GAAP purposes these net gains would be excluded from revenues and included as a separate component of income from operations.

(d) Comprehensive Income

The Company has adopted SFAS No. 130, ‘‘Reporting Comprehensive Income’’, which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders equity (except those arising from transactions with the owners) and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP was as follows:

	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance as of January 1, 2003		(1,332)
Net income	316
Available for sale securities	51	51
Minimum liability, pensions	88	88
Foreign currency translation adjustment	(607)	(607)
Comprehensive income 2003	(152)
Balance as of December 31, 2003		(1,800)
Net income	1,852
Available for sale securities	99	99
Minimum liability, pensions	82	82
Foreign currency translation adjustment	(210)	(210)
Comprehensive income 2004	1,823
Balance as of December 31, 2004		(1,829)
Net income	2,008
Available for sale securities	116	116
Minimum liability, pensions	326	326
Foreign currency translation adjustment	441	441
Comprehensive income 2005	2,891
Balance as of December 31, 2005		(946)

Available for sale securities are presented net of tax of SEK (18) million, SEK (27) million and SEK 2 million for 2003, 2004 and 2005, respectively.

(e) Pensions

Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 32    Additional US GAAP Disclosures — continued

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Service cost	42	41	53
Interest cost	119	133	149
Change in pension plans	—	—	1,536
Expected return on plan assets	(117)	(143)	(199)
Net amortization and deferral	44	42	122
Net periodic pension cost	88	73	1,661

The changes in benefit obligation are as follows:

	As of December 31,
(SEK in millions)	2004	2005
Benefit obligation at beginning of year	2,323	2,488
Service cost	41	53
Interest cost	133	149
Actuarial gain (loss)	121	126
Change in pension plans	—	6,598
Benefit paid	(99)	(33)
Translation difference	(31)	472
Benefit obligation at end of year	2,488	9,853
Additional minimum liability	461	—
Amounts recognized in the consolidated balance sheets as accrued pension liability	2,949	9,853

The change in fair value of plan assets are as follows:

	As of December 31,
(SEK in millions)	2004	2005
Assets at beginning of year	1,917	2,105
Actual return on plan assets	270	199
Company contributions	46	62
Members contributions	5	4
Change in pension plans	—	5,062
Benefits paid	(100)	(33)
Actuarial gain (loss)	—	320
Other	(33)	181
Assets at end of year	2,105	7,900

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 32    Additional US GAAP Disclosures — continued

Minimum liability:

	As of December 31,
(SEK in millions)	2004	2005
Accumulated benefit obligation	2,217	—
Fair value of plan assets	(1,999)	—
Unfunded accumulated benefit obligation	218	—
Net amount recognized in consolidated balance sheets	243	—
Additional minimum liability	461	—
Unrecognized prior service cost	(135)	—
Adjustment to stockholders´ equity	326	—

Assumptions used in the calculation of pension obligations are as follows:

	2003	2004	2005
Weighted discount rate	5.4-5.5%	5.25%	4.25-5.00%
Expected long-term rate of return on assets	6.7%	7.1%	4.50-7.50%
Rates of increase in compensation levels	3.75%	3.75%	3.25-3.85%

(f) Recently issued U.S. accounting standards

In December 2004, the FASB issued SFAS 153, ‘‘Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29’’. APB Opinion No. 29 provided an exception to the basic fair value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value measurement for exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective for nonmonetary asset exchanges occurring after December 31, 2005.

In February 2006, the FASB issued SFAS No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments’’. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:

–	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

–	Establishes a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

–	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

–	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest (that is itself a derivative financial instrument).

Stena AB (publ) Consolidated Financial Statements  — (continued)

Note 32    Additional US GAAP Disclosures — continued

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact adoption of SFAS No. 155 will have on its financial position and results of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULES

The Board of Directors

Stena AB (publ)

Under date of April 25, 2006, we reported on the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2005, and the related statement of changes in stockholders' equity for each of the years in the two year period ended December 31, 2005, as contained in the Annual Report on Form 20-F for the year 2005. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audit.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Thord Elmersson
Gothenburg, Sweden April 25, 2006	Thord Elmersson Authorized Public Accountant KPMG Bohlins AB

Schedule II

Stena AB and Consolidated Subsidiaries
Valuation and Qualifying Accounts
Years ended December 31, 2003, 2004 and 2005

Description	Balance at Beginning of Year	Additions	Companies acquired	Deductions	Balance at End of Year
	(SEK in thousands)

Allowance for Doubtful Accounts:
December 31, 2003	15,148	10,230		(4,553)	20,825
December 31, 2004	20,825	8,841		(3,656)	26,010
December 31, 2005	26,010	17,342	19,626	(10,746)	52,232

Notes:

Additions includes foreign currency translation effect

Schedule III

Stena AB and Consolidated Subsidiaries
Property Cost and Accumulated Depreciation
December 31, 2005
(SEK in millions)

Notes:

(1)   Gross amount at which carried at end of the year:

	Year ended December 31,
	2003	2004	2005
	(SEK in millions)
Balance at beginning of year	8,246	8,158	19,476
Additions:
Purchase of companies		11,298	(524)
Additions	405	490	1,969
Foreign currency effect	(162)	(51)	408
	8,489	19,895	21,329
Deductions:
Disposals	331	423	2,977
Transfers		(4)	38
	331	419	3,015

Balance at end of year	8,158	19,476	18,314

(2)   Accumulated depreciation:

	Year ended December 31,
	2003	2004	2005
	(SEK in millions)
Balance at beginning of year	425	533	777
Depreciation charged	162	294	393
Properties sold	(16)	(38)	(161)
Transfers			(22)
Foreign currency effect	(38)	(12)	52
	533	777	1,039

Stena AB and Consolidated Subsidiaries
Property and Accumulated Depreciation
December 31, 2005

Description	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Net book value
Property data	Buildings and land	Improvements	[1]	[2]
	TSEK	TSEK	TSEK	TSEK
SRBV, enclosure no 1	1,638,904	62,480	1,701,383	(104,221)	1,597,162
SPBV, enclosure no 2	487,653	65,208	552,861	(35,553)	517,308
Adra Kvarn, enclosure no 3	195,273	0	195,273	(21,019)	174,254
SFAB, enclosure nr 4	2,178,165	627,058	2,805,223	(245,474)	2,559,749
SFNAB, enclosure no 5	517,435	19,039	536,474	(44,129)	492,345
SFSAB, enclosure no 6	932,354	32,779	965,133	(38,228)	926,905
SFHKB, enclosure no 7	351,345	47,805	399,150	(12,809)	386,341
SFFAB group, enclosure 8	9,319,028		9,319,028	(156,947)	9,162,081
Stena Line, enclosure no 9	1,607,970	26,196	1,634,166	(362,137)	1,272,030
Adactum, enclosure 10	113,758		113,758	(3,399)	110,359
NMM, GLASGOW	39,294	20,566	59,860	(7,663)	52,197
DRILLING, ABERDEEN	14,450	0	14,450	(7,006)	7,444
SCANPORT, PUTTGARDEN	15,692		15,692		15,692
EUROPORT, R|$$|ADODBY	1,318		1,318		1,318
Total	17,412,639	901,130	18,313,769	(1,038,586)	17,275,184

SCHEDULE III

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to Company	Costs capitalised	Total	Accumulated Depreciation	Date of Construction	Date acquired	Life on which Depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Atoomweg	101,248	85,328	7	85,334	(4,402)	1979	07/02	100 years
Brain Park 30	42,011	57,778	3,306	61,085	(561)	1989	11/89	100 years
Brain Park 80	22,070	18,600	1,476	20,075	(4,875)
Brain Park 120	30,477	25,685	3,264	28,949	(6,794)
Eisenhowerlaan	21,656	31,436	208	31,644	(2,016)	1979	01/02	100 years
Haspelslaan	53,298	75,314	432	75,746	(1,724)	1986	07/01	100 years
Ottho Heldringstraat	49,424	47,370	746	48,115	(3,283)	1990	01/90	100 years
Keizersgracht	38,227	38,860	5,302	44,162	(3,071)	1750	10/88	100 years
Kiotoweg	65,664	55,339	(874)	54,465	(3,342)	2002	08/02	100 years
Koninginnegracht 10	17,679	17,509	11,923	29,432	(1,206)	1984	06/98	100 years
Koninginnegracht 12	41,936	28,715	11,350	40,065	(1,209)	1984	06/98	100 years
Koninginnegracht 13	34,258	31,564	17	31,582	(1,245)	1990	12/97	100 years
Koninginnegracht 14	36,287	51,150	0	51,150	(1,138)	1994	09/01	100 years
Koninginnegracht 23	23,608	33,541	0	33,541	(2,128)	1971	01/02	100 years
Lichtenauerlaan	37,114	52,595	1,267	53,862	(1,841)	1997	03/04	100 years
Max Euwelaan	42,011	58,079	3,649	61,728	(1,827)	1988	05/04	100 years
Markthalle	48,215	85,990	(2,644)	83,346	(37,871)	1987	12/87	100 years
Nacap	30,988	31,113	1,730	32,843	(2,310)	1989	07/89	100 years
Nacap01	0	108,130	0	108,130	(326)
New York, Lijnden	89,081	78,130	206	78,336	(1,413)	2001	12/01	100 years
Nieuwezijds Kolk	51,812	71,483	0	71,483	(805)			100 years
Park Voorn	57,782	58,195	0	58,195	(4,391)	1989	10/89	100 years
Paviljoensgracht	78,094	70,436	992	71,428	(2,136)	1981	12/99	100 years
Rooseveltweg	30,644	23,600	1,677	25,277	(1,711)	1995	06/03	100 years
San Francisco, Linjden	34,505	41,399	(9,710)	31,689	(803)	2002	03/02	100 years
Scheveningseweg	33,532	69,607	4,824	74,431	(1,265)	1988	04/04	100 years
Schipolweg	49,170	76,985	(27)	76,959	(4,045)	1986	12/02	100 years
Stadhouderskade	82,480	40,566	6,370	46,936	(3,455)	1928	10/96	100 years
Veraartlaan	27,516	25,031	2,032	27,063	(851)	1978	08/99	100 years
Volmerlaan	36,801	43,670	14,895	58,565	(3,422)	1978	02/90	100 years
Wilhelminalaan	73,688	61,617	60	61,676	(2,782)	1979	05/97	100 years
Zeestraat	55,316	49,381	0	49,381	(1,278)	1982	10/00	100 years
Other		5		5	6
Elim on consolidation
Dec 31, 2004		(5,296)		(5,296)	5,296
Total SRBV	1,436,592	1,638,904	62,480	1,701,383	(104,221)

SCHEDULE III
encl 1

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to Company	Costs Capitalised	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which Depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Hogehilweg	47,150	72,265	0	72,265	(473)	1986	09/05	100 years
Rue Brasseur, Luxemburg	165,582	162,235	(4,215)	158,020	(17,437)	1992	04/92	100 years
Sophia Antipolis, Nice	14,962	16,161	3,482	19,642	(2,247)	1989	03/90	100 years
Schiessstrasse, Duesseldorf	62,438	73,603	9,206	82,809	(4,443)	1990	06/89	100 years
WTC Sophia Antipolis	97,257	77,855	56,177	134,032	(7,825)	1990	12/00	100 years
Font de´l orme	23,575	29,313	511	29,824	(551)	1989	09/03	100 years
Les Deux Arcs	97,129	128,485	47	128,532	(42)	2003	12/04	100 years
Other	0	2	0	2	(2)
Total SPBV	460,943	487,653	65,208	552,861	(35,553)

SCHEDULE III
encl 2

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Kålroten 8	123,300	134,725		134,725	0			100 years
Stenkvista 11	19,210	40,891		40,891	0			100 years
Sparven 5	16,000	31,194		31,194	0			100 years
Elim on consolidation		(11,537)		(11,537)	(21,019)
	0		0	0	0
TOTAL |$$|AOAdra Kvarn	158,510	195,273	0	195,273	(21,019)

SCHEDULE III
encl 3

Schedule III

Property and Accumulated Depreciation
December 31, 2005

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Järnbrott 126:4	33,699	3,071	2,888	5,959	(75)	1961	01/01/81	100 years
Kallebäck 7:8	10,505	4,042	497	4,539	(306)	1964	01/01/81	100 years
Högsbo 8:9	4,690	3,793	9,775	13,568	(2,731)	1971	01/01/81	100 years
Kallebäck 12:4	9,000	4,740	585	5,325	(366)	1960	31/12/83	100 years
Kvillebäcken 12:2	9,200	18,600	3,396	21,996	(2,077)	1961	30/09/84	100 years
Biskopsgården 46:4	16,680	13,305	14,020	27,325	(2,959)	1968/73	31/12/85	100 years
Stampen 26:2	116,000	58,549	5,786	64,335	(5,874)	1988	01/01/94	100 years
Järnbrott 164:22	39,000	26,771	649	27,420	(2,819)	1966	01/02/94	100 years
Sannegården 15:4	9,759	0	10,913	10,913	(1,087)	1973	01/01/83	100 years
Sannegården 15:5	18,750	23,450	(14,068)	9,382	(188)	1973	01/01/83	100 years
Sannegården 22:19	7,500	0	2,400	2,400	(233)	1973	01/01/83	100 years
Partille 3:234-5	0	96	1	97	0		01/01/83	100 years
Askim 70:4-6	120,000	159,164	4,922	164,086	(8,491)	1968/98	01/01/00	100 years
Askim 70:1	0	1	0	1	0	1968/98	01/01/00	100 years
Askim 59:38	0	1,000	56	1,056	(70)	1968/98	01/01/00	100 years
Kardemumman 1-2	15,000	17,306	335	17,641	(810)	1990	01/07/00	100 years
Ugglum 14:15	4,000	5,835	2,686	8,521	(760)	1982	01/04/88	100 years
Linkärven 6	8,300	10,484	(5,038)	5,446	(918)	1990	01/04/90	100 years
Järnbrott 144:5	8,625	3,887	263	4,150	(205)	1963	01/08/83	100 years
Kallebäck 4:1	36,950	4,708	2,711	7,419	(132)	1963	01/08/83	100 years
Kärra 78:3	16,420	8,444	7,950	16,394	(1,733)	1973	01/04/86	100 years
Kobbegården 257:3	28,500	7,990	1,584	9,574	(349)	1970	01/08/81	100 years
Kobbegården 257:1	30,000	16,426	3,091	19,517	(1,972)	1970	01/08/81	100 years
Kobbegården 257:2	25,000	(1,124)	0	(1,124)	1,124	1970	01/08/81	100 years

SCHEDULE III
encl 4

Property and Accumulated Depreciation
December 31, 2005

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Askim 70:2	27,181	26,435	0	26,435	(2,462)	1968	01/08/81	100 years
Askim 70:3	48,195	(7,387)	6,145	(1,242)	1,242	1968	01/08/81	100 years
Kobbegården 6:139	10,900	7,225	11,345	18,570	(1,746)	1974	01/03/86	100 years
Högsbo 8:10	550	5,207	(56)	5,151	(218)	1960	01/01/90	100 years
Gullbergsvass 5:121	78,000	88,227	15,309	103,536	(11,455)	1988	01/04/94	100 years
Kobbegården 6:3	195,000	146,028	34,235	180,263	(12,275)	1970	12/97	100 years
Helsingör 10	39,500	5,350	3,816	9,166	(427)	1964	01/05/81	100 years
Kockum 20	8,996	2,030	1,516	3,546	18	1960	01/05/81	100 years
Concordia 16	0	(513)	513	0	0	1929/42	01/05/81	100 years
Kockum 21/22	23,700	4,543	2,907	7,450	(365)	1962	01/01/82	100 years
Bjurö 9	4,500	4,781	8,770	13,551	(1,295)	1964	11/82	100 years
Järnet 2	14,050	15,041	4,795	19,836	(13,701)	1991	12/83	100 years
Bilden 10	21,000	2,773	17,231	20,004	(1,981)	1963	04/84	100 years
Almen 20	24,375	3,309	9,303	12,612	(713)	1966	05/81	100 years
Frans Suell 14	135,000	45,932	149,056	194,988	(19,458)	1906/36	02/91	100 years
Frans Suell 8	0	23,170	(23,170)	0	0	1900/79	02/94	100 years
Frans Suell 10	0	24,000	(24,000)	0	0	1900/79	02/95	100 years
Brudbuketten 6	0	6,698	3,197	9,895	(769)	1991	05/92	100 years
Solbacken 22	10,475	7,418	3,711	11,129	(935)	1964	05/92	100 years
Mariedal 3	0	5,991	(5,991)	0	0	1936	10/93	100 years
Viske 8, 9	0	10,856	(10,856)	0	0	1936	10/93	100 years
Marskalken 7	0	11,927	(11,927)	0	0	1937	05/94	100 years
Flygfältet 3	3,940	4,566	2,493	7,059	(672)	1960/70	05/95	100 years

SCHEDULE III
encl 4

Property and Accumulated Depreciation
December 31, 2005

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Pilåkern 1	83,700	14,549	21,487	36,036	(2,177)	1959	05/81	100 years
Pilåkern 2	125	269	1,399	1,668	(90)	1960/70	05/81	100 years
Almen 16	5,400	3,383	(1,101)	2,282	(6)	1961	05/81	100 years
Leonard 1	194,000	202,039	64,012	266,051	(15,565)	1970	11/00	100 years
Abel 14	80,000	142,313	15,326	157,639	(8,188)	1973	11/00	100 years
Abel 15	45,000	0		0	0	1973	11/00	100 years
Korpen 39	9,000	14,631	776	15,407	(504)	1960/70	01/99	100 years
Laboratorn 4	16,800	29,251	867	30,118	(1,145)	1960/70	01/99	100 years
Professorn 12	11,900	20,663	1,573	22,236	(979)	1960/70	01/99	100 years
Frukten 9	790	6,445	0	6,445	(185)	1960/70	01/99	100 years
Flygfältet 8	0	(187)	3,067	2,880	(2)	1961	07/87	100 years
Flygfältet 2	0	4,950	(2,987)	1,963	(631)	1961	07/87	100 years
Flygfältet 7	6,000	7,468	0	7,468	(348)	1989	08/00	100 years
Hilleröd 12	5,250	2,202	536	2,738	(174)	1962	01/81	100 years
Nyborg 22	32,000	8,070	1,798	9,868	(521)	1968	08/82	100 years
Solbacken 13	2,700	4,386	4,204	8,590	(1,028)	1965	06/86	100 years
Bronsyxan 16	0	14,281	4,258	18,539	(1,655)	1975	10/87	100 years
Hymnen 1	22,400	10,278	14,797	25,075	(2,289)	1960/70	05/94	100 years
Kantaten 1	42,000	12,618	20,151	32,769	(2,516)	1960/70	05/94	100 years
Kantaten 2	33,600	8,600	15,298	23,898	(1,977)	1960/70	05/94	100 years
Kantaten 3	37,800	13,142	17,601	30,743	(2,812)	1960/70	05/94	100 years
Kantaten 6	27,300	11,313	16,057	27,370	(2,273)	1960/70	05/94	100 years

SCHEDULE III
encl 4

Property and Accumulated Depreciation
December 31, 2005

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Docenten 6	13,500	10,039	10,193	20,232	(1,785)	1960/70	01/97	100 years
Laboratorn 2	20,700	13,550	12,375	25,925	(2,146)	1960/70	01/97	100 years
Professorn 9	19,400	14,272	11,467	25,739	(2,313)	1960/70	01/97	100 years
Professorn 11	21,800	18,486	10,353	28,839	(2,557)	1960/70	01/97	100 years
Laboratorn 3	21,800	18,811	12,274	31,085	(2,678)	1960/70	01/97	100 years
Altona 20 & 21	113,000	92,661	77,785	170,446	(29,281)	1966	09/98	100 years
Pontus 20	97,225	127,844	1,619	129,463	(5,480)	1935	04/01	100 years
Sporren 4	49,000	85,995	513	86,508	(44,505)	1958	04/01	100 years
Luggude 8	20,000	27,500	0	27,500	(969)	1967	04/01	100 years
Hämplingen 15	12,750	17,015	399	17,414	(877)	1964	04/01	100 years
Utanverket 13	48,750	70,107	629	70,736	(2,872)	1958	04/01	100 years
Kolga 6	55,000	75,428	2,989	78,417	(2,920)	1935	04/01	100 years
Ryttmästaren 17	0	32,874	0	32,874	(836)	1970	02/04	100 years
Fältspaten 1	60,000	83,032	0	83,032	(2,195)	1982	02/04	100 years
Masthugget 712:30		17,000	0	17,000	(1,062)			100 years
Ongoing project		(33,601)	33,601	0	0			100 years
Other		447	2,073	2,520	328			100 years
Other			(2,073)	(2,073)	2,073			100 years
Hjälten 1	0	88,095		88,095	(60)			100 years
Hjälmen 1	0	27,476		27,476	(12)			100 years
Gropen 1	0	13,048		13,048	(10)			100 years
Grottan 14	0	4,482		4,482	(3)			100 years
Gnistan 10	0	4,060		4,060	(3)			100 years
Gästgivaren 1	0	4,648		4,648	(3)			100 years
Halmstad 6:4 mfl	0	85		85	0			100 years
Summa SFAB	2,421,630	2,178,165	627,058	2,805,223	(245,474)

SCHEDULE III
encl 4

Property and Accumulated Depreciation
December 31, 2005

Description		Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data		(Mortgages)	Buildings and land	Improvements
		TSEK	TSEK	TSEK	TSEK	TSEK
Erstavik	26: 8	20,800	16,032	688	16,720	(1,441)	1971-75	12/96	100 years
Erstavik	26: 9	21,078	17,149	700	17,849	(1,528)	1971-75	12/96	100 years
Erstavik	26: 10	20,500	16,552	785	17,337	(1,497)	1971-75	12/96	100 years
Erstavik	26: 11	47,500	32,632	730	33,362	(2,789)	1971-75	12/96	100 years
Erstavik	26: 12	44,900	31,121	164	31,285	(2,550)	1971-75	12/96	100 years
Erstavik	26: 13	42,100	27,907	156	28,063	(2,288)	1971-75	12/96	100 years
Erstavik	26: 14	37,200	24,969	160	25,129	(2,050)	1971-75	12/96	100 years
Erstavik	26: 15	36,208	24,594	97	24,691	(2,016)	1971-75	12/96	100 years
Erstavik	26: 16	36,700	24,541	138	24,679	(2,014)	1971-75	12/96	100 years
Erstavik	26: 17	36,800	25,221	546	25,767	(2,078)	1971-75	12/96	100 years
Erstavik	26: 18	41,200	30,169	105	30,274	(2,471)	1971-75	12/96	100 years
Erstavik	26: 20	7,000	4,311	81	4,392	(360)	1971-75	12/96	100 years
Erstavik	26: 28	14,700	16,128	627	16,755	(1,439)	1971-75	12/96	100 years
Erstavik	26: 29	15,225	16,264	678	16,942	(1,454)	1971-75	12/96	100 years
Erstavik	26: 30	14,800	16,212	878	17,090	(1,494)	1971-75	12/96	100 years
Erstavik	26:109	40,600	27,675	121	27,796	(2,268)	1971-75	12/96	100 years
Erstavik	26:110	40,800	28,578	445	29,023	(2,399)	1971-75	12/96	100 years
Erstavik	26:111	37,600	24,571	163	24,734	(2,016)	1971-75	12/96	100 years
Erstavik	26:113	38,900	26,058	116	26,174	(2,135)	1971-75	12/96	100 years
Erstavik	26:115	38,900	26,618	167	26,785	(2,184)	1971-75	12/96	100 years
Erstavik	26:117	41,500	27,035	180	27,215	(2,217)	1971-75	12/96	100 years
Erstavik	26:118	41,200	26,924	158	27,082	(2,206)	1971-75	12/96	100 years
Erstavik	26:434		6,174	3,197	9,371	(1,235)	1971-75	12/96	100 years
Erstavik	26:488		0		0	0	1971-75	12/96	100 years
Pågående projekt				7,959	7,959	0
TOTAL SFNAB		716,211	517,435	19,039	536,474	(44,129)

SCHEDULE III
encl 5

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Blackebergs Gård 1	41,475	20,920	509	21,429	(873)	1,902	04/00	100 years
Hägern Större 16	350,000	400,516	1,982	402,498	(21,420)	1,990	04/00	100 years
Tempelriddareorden 1	17,500	26,144	0	26,144	(1,067)	1,964	12/01	100 years
Tempelriddareorden 2	12,110	17,482	0	17,482	(714)	1,964	12/01	100 years
Tempelriddareorden 3	32,900	49,556	0	49,556	(2,024)	1,964	12/01	100 years
Tempelriddareorden 4	26,600	38,642	0	38,642	(1,577)	1,964	12/01	100 years
Tempelriddareorden 6	12,950	19,326	(1)	19,325	(789)	1,964	12/01	100 years
Tempelriddareorden 7	32,900	48,879	0	48,879	(1,996)	1,964	12/01	100 years
Tempelriddareorden 8	16,450	25,177	0	25,177	(1,028)	1,964	12/01	100 years
Tempelriddareorden 9	19,950	31,505	0	31,505	(1,286)	1,964	12/01	100 years
Söderbymalm 3:468	177,910	155,000	23,542	178,542	(5,243)		12/02	100 years
Gröna rutan 1	1,750	3,218	0	3,218	(131)	1,964	12/01	100 years
Skansen 18	0	95,989		95,989	(80)		09/05	100 years
Pågående projekt			6,747	6,747	0
TOTAL SFSAB	742,495	932,354	32,779	965,133	(38,228)

SCHEDULE III
encl 6

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Haninge Söderbymalm 6:9	15,000	13,390	253	13,643	(434)	1,955	07/01	100 years
Haninge Söderbymalm 6:10	28,000	24,720	2,682	27,402	(874)	1,956	07/01	100 years
Haninge Söderbymalm 3:328	9,000	9,270	1,657	10,927	(339)	1,956	07/01	100 years
Haninge Söderbymalm 3:329	10,000	11,330	2,035	13,365	(409)	1,956	07/01	100 years
Haninge Söderbymalm 3:333	9,000	9,270	933	10,203	(326)	1,957	07/01	100 years
Haninge Söderbymalm 3:372	9,000	10,300	1,667	11,967	(378)	1,964	07/01	100 years
Haninge Söderbymalm 3:337	49,250	44,290	7,182	51,472	(1,662)	1,964	07/01	100 years
Haninge Söderbymalm 9:1	29,000	29,870	4,949	34,819	(1,107)	1,964	07/01	100 years
Haninge Söderbymalm 9:2	26,000	28,840	4,886	33,726	(1,072)	1,964	07/01	100 years
Haninge Söderbymalm 6:13	10,500	14,573	2,554	17,127	(534)	1,964	07/01	100 years
Haninge Söderbymalm 6:14	33,750	26,030	4,430	30,460	(983)	1,964	07/01	100 years
Haninge Söderbymalm 6:15	18,250	15,624	2,449	18,073	(577)	1,962	07/01	100 years
Haninge Söderbymalm 6:16	6,000	8,331	1,235	9,566	(303)	1,962	07/01	100 years
Haninge Söderbymalm 7:16	56,500	47,694	8,057	55,751	(1,750)	1,963	07/01	100 years
Haninge Söderbymalm 3:395	14,750	13,523	2,175	15,698	(503)	1,967	07/01	100 years
Haninge Söderbymalm 3:476	45,250	44,290	649	44,939	(1,558)	1,985	07/01	100 years
Pågående projekt			12	12	0
Totalt SFHKB	369,250	351,345	47,805	399,150	(12,809)

SCHEDULE III
encl 7

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Humle 24, Malmö	39,126	60,969	(2,082)	1,981	2004	100 years
Höken 56, 57, Malmö	78,370	122,123	(4,700)	1,984	2004	100 years
Jerusalem 69, 70 Malmö	38,250	76,393	(2,075)	1,966	2004	100 years
Möllebacken 23, Malmö	81,106	126,386	(4,963)	1,983	2004	100 years
Stralsund 33, Malmö	90,102	140,404	(2,997)	1,974	2004	100 years
Björnen 4, Malmö	25,715	40,071	(646)	1,986	2004	100 years
Gabriel 9, Malmö	74,573	116,205	(1,923)	1,985	2004	100 years
Mården 3, Malmö	56,361	87,827	(1,404)	1,988	2004	100 years
Axel 33, Malmö	177,181	276,098	(4,572)	1,988	2004	100 years
Bornholm 6, Malmö	77,337	120,513	(1,821)	1,975	2004	100 years
Granen 14, Malmö	28,293	44,089	(4,318)	1,979	2004	100 years
Fretten 11, 13 Malmö	88,167	137,389	(3,551)	1,979	2004	100 years
Nötskrikan 17, Malmö	43,669	68,048	(2,449)	1,900	2004	100 years
Jägaren 1, Nöbb. 2:15	12,981	19,041	(3,907)	1,980	2004	100 years
Jägaren 2-3,villebrådet 1 Lund	94,843	139,113	(9,936)	1,973	2004	100 years
Kilen 18, Lund	108,976	159,842	(8,096)	1,990	2004	100 years
Kilen 19, Lund	66,385	100,066	(6,400)	1,992	2004	100 years
Cedern 17	99,240	48,906	(2,236)	1,970	2004	100 years
Danzig 22	15,975	26,559	(927)	1,961	2004	100 years
Elefanten 41	72,000	109,068	(7,436)	1,989	2004	100 years
Heimdal 12	11,900	24,045	(5,894)	1,927	2004	100 years
Hermodsdal 2	21,675	32,739	(1,488)	1,963	2004	100 years
Lars 4	14,790	28,436	(973)	1,958	2004	100 years
Mjödet 11	75,225	107,644	(6,493)	1,968	2004	100 years
Stacken 11	21,420	31,507	(1,397)	1,960	2004	100 years
Vårdkasen 2	11,050	15,949	(817)	1,968	2004	100 years
Hörby Häggenäs 9:62	0	221	(1)	Other	2004	100 years
Tolered 129:25 mfl.	80,750	225,051	(14,538)	1,960	2004	100 years
Järnbrott 117:5 mfl.	282,200	407,191	(29,282)	1,962	2004	100 years

SCHEDULE III
encl 8

Schedule III

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Kortedala 92:5 mfl.	70,550	126,288	(20,155)	1,958	2004	100 years
Kortedala 105:5	41,752	64,142	(3,817)	1,957	2004	100 years
Kortedala 105:3 mfl	157,998	242,728	(12,137)	1,956	2004	100 years
Johanneberg 39:15	140,269	208,482	(3,415)	1,981	2004	100 years
Backa 7:12 mfl	142,450	184,517	(3,267)	1,965	2004	100 years
Backa 886:694-695	0	328	(1)	Other	2004	100 years
tynnered	557,600	730,446	(20,458)	1,967	2004	100 years
Prästhult 1:6	0	210	0	Land	2004	100 years
tolered	183,600	270,075	(20,493)	1,960	2004	100 years
Jursta 3:5 och Jursta 3:6	0	22,996	(27)	Other	2004	100 years
Jursta 3:6	0	34	0	Other	2004	100 years
Kungsängen 7:6, Uppsala	32,400	53,673	(10,673)	1,961	2004	100 years
Luthagen 80:1, Uppsala	125,600	221,437	(15,374)	1,991	2004	100 years
N Kvarngärdet, Uppsala	233,555	302,481	(15,940)	1,963	2,004	100 years
Brahehus 1, Malmö	59,450	114,220	(7,361)	1,957	2004	100 years
Holmen 1, Malmö	90,400	149,777	(12,831)	1,982	2004	100 years
Stora Björnen 11	7,604	12,223	(206)	Other	2004	100 years
Vittran 1	57,000	83,034	(1,429)	Other	2004	100 years
Lantbon 15	1,500	30,648	(528)	Other	2004	100 years
Handlaren 24	22,262	28,577	(480)	Other	2004	100 years
Bätsmannen 1-2	13,989	20,202	(329)	Other	2004	100 years
Geväret 3-5 & 7	18,407	22,276	(371)	Other	2004	100 years
Gärdet 16 & 18	7,712	8,675	(143)	Other	2004	100 years
Ingenjören 6	7,129	9,366	(156)	Other	2004	100 years
Laxen 23	3,956	4,435	(73)	Other	2004	100 years
Nämndemannen 1	4,113	5,616	(92)	Other	2004	100 years
Snickaren 1	6,432	7,887	(131)	Other	2004	100 years
Tegen 2-4	15,368	17,646	(295)	Other	2004	100 years
Täfteå 10:202	0	8,769	(152)	Other	2004	100 years
Aspgärdan 19	13,300	19,992	(325)	Other	2004	100 years

SCHEDULE III
encl 8

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Flyttfågeln 2	56,600	82,914	(1,306)	Other	2004	100 years
Hygget 1	31,100	47,704	(12,704)	Other	2004	100 years
Jägaren 4	7,000	3,777	(60)	Other	2004	100 years
Jägaren 5	16,400	27,825	(445)	Other	2004	100 years
Järven 18	10,000	7,961	(127)	Other	2004	100 years
Järven 19	10,300	28,228	(6,228)	Other	2004	100 years
Krukan 15	23,000	29,142	(568)	Other	2004	100 years
Leoparden 2	12,100	11,975	(197)	Other	2004	100 years
Leoparden 4	10,300	19,539	(325)	Other	2004	100 years
Spetsen 15	5,700	8,081	(128)	Other	2004	100 years
Spetsen 16	10,300	14,367	(231)	Other	2004	100 years
Tranan 2-3	11,500	20,353	(305)	Other	2004	100 years
Masen 9	1,516	18,656	(300)	Other	2004	100 years
Sofiehem 2:156	19,000	9,676	(135)	Other	2004	100 years
Flyttfågeln 11	27,500	28,000	(165)	Other	2,004	100 years
Hygget 11	10,000	17,000	(101)	1,951	2004	100 years
Martallen, Sthlm	16,292	28,444	(833)	1,931	2004	100 years
Källsmora 1:92 (ryttarfastighet)	0	350	(1)	1,929	2004	100 years
Wahrenberg 11	155,200	232,906	(15,220)	1,939	2004	100 years
Sjukhuset 3	222,510	300,781	(25,860)	1,950	2004	100 years
Tornet 10 - 12	81,940	135,772	(17,711)	1,969	2004	100 years
Lillkalmar 6 - 9	12,900	24,583	(1,530)	1,929	2004	100 years
Vale 9	20,000	44,638	(4,220)	1,961	2004	100 years
Lillkalmar 10	48,535	101,388	(6,999)	Other	2004	100 years
Menglöd 1	0	5,871	(3,985)	1,965	2004	100 years
Odinslund 6	62,900	85,819	(5,057)	1,925	2004	100 years
Danderyd 3 : 95	0	3,471	(1,589)	1,965	2004	100 years
Dalkarlshugget 2	127,500	177,383	(2,647)	1,967	2004	100 years
Gjutformen 2	43,095	35,975	(471)	1,910	2004	100 years
Rosenbrödet 1	0	21,903	(335)	1,963	2004	100 years

SCHEDULE III
encl 8

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Smörrutan 1	26,500	34,652	(535)	1,964	2004	100 years
Wienerbrödet 1	79,500	112,215	(1,770)	1,907	2004	100 years
Wienerkransen 3	52,105	79,267	(1,185)	1,889	2004	100 years
Wienerkransen 1	0	37,934	(635)	1,888	2004	100 years
Stativet 4	138,000	261,220	(11,220)	1,942	2004	100 years
Tylöskog 3	1,048	16,063	(324)	1,958	2004	100 years
Jakobsberg 2:1164	36,000	53,739	(5,740)	1,989	2004	100 years
Järvakrogen 2	9,500	15,343	(224)	Other	2004	100 years
Sikreno 8	6,205	4,216	(67)	1,924	2004	100 years
Stockshem 10	0	89,450	(14,450)	1,903	2004	100 years
Skansen 18	0	632,965	0	1,970	2005	100 years
Tåckeråker 1:8, 1:9, 2:11	85	1,557	(21)	1,991	2004	100 years
Tåckeråker 2:14	36	4,548	(12)	Other	2,004	100 years
Pelaren - Uppdelad i Pylonen 1 och Tornet 1	0	45,514	0	1,972	2004	100 years
Näsbypark 73:5	0	345	0	1,990	2004	100 years
Sfären 1-9, Solna	235,000	381,866	(104,269)	1,938	2004	100 years
Tvälflingan 5	0	214,591	(34,591)	1,973	2004	100 years
Autopiloten 5,9, Stockholm	21,996	46,416	(20,103)	Other	2,004	100 years
Stockhem 11	76,415	123,263	(66,263)	Other	2,004	100 years
Wahrenberg 9-10	132,700	308,483	(129,483)	Other	2,004	100 years
Other		80,611	(31,076)
Elim on consolidation
Dec 31, 2004		(662,785)	662,785

	5,770,334	9,319,028	(156,947)

SCHEDULE III
encl 8

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Hotel Fredrikshavn		257,978	14,934	272,913	(164,128)			50 years
Hotel Grenå		53,980		53,980	(36,968)			50 years
Other buildings, Denmark		77,800		77,800	(60,027)			50 years
Land improvements		28,123		28,123	(9,692)			20 years
Port of Stranraer		151,215		151,215	(42,382)			20 years
Port of Holyhead		1,032,476	10,049	1,042,525	(259,270)			20 years
Port of Fishguard		220,878		220,878	(77,531)			20 years
Other		0	1,213	1,213	(1,126)			20 years
Hook of Holland		56,050		56,050	(41,090)			20 years
Port of Helsingborg		57,579		57,579	(40,336)			20 years
Port of Trelleborg		76,879	0	76,879	(76,879)			20 years
Port of Gothenburg		36,608		36,608	(17,799)			20 years
Elim on consolidation
Oct 31, 2000		(387,919)		(387,919)	387,919
Elim on consolidation
Dec 31, 2002		(54,000)		(54,000)	54,000
Other		324		324	23,171

Total Stena Line		1,607,970	26,196	1,634,166	(362,137)

SCHEDULE III
encl 9

Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Backa 170:2	22,400	26,507	(1,473)			100 years
Olskroken 35:5	14,000	9,488	(888)			100 years
Arendal Rud 2:6	0	8,459	(637)			100 years
Strand Norum 33:4	6,300	9,196	(235)			100 years
Ryda 9:13	3,354	1,428	(114)			100 years
Galeasen 1	4,000	5,693	(397)			100 years
Investment in rented property	0	19,782	726			100 years
Surplus value Olskroken	0	1,382	0			100 years
Energy		31,140	0			100 years
Envac		683	(381)			100 years

Total Adactum	50,054	113,758	(3,399)

SCHEDULE III
encl 10