Form 20-F
period 2006-12-31
STENA AB
filed 2007-04-30
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

Commission file number 33-99284

STENA AB (publ)

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

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
9.625% Senior Notes due 2012, 7.5% Senior Notes due 2013 and 7% Senior Notes due 2016
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

50,000 ordinary shares, par value SEK 100 per share
(as of December 31, 2006)

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

The following selected consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2006 has been derived from the audited financial statements. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden (‘‘Swedish GAAP’’), which differs, in certain significant respects, from generally accepted accounting principles in the United States (‘‘US GAAP’’). Reconciliation of such differences which significantly affect the determination of stockholders’ equity as of December 31, 2005 and 2006 and net income for the years ended December 31, 2004, 2005 and 2006 is set forth in Note 31 to our Consolidated Financial Statements.

Currency of Presentation

Stena AB maintains its Consolidated Financial Statements in Swedish kronor. In this Annual Report, references to ‘‘SEK’’ are to Swedish kronor, references to ‘‘US dollars,’’ ‘‘dollars,’’ ‘‘US$’’ or ‘‘$’’ are to US dollars, references to ‘‘EUR’’, ‘‘euro’’ or ‘‘€’’ are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on European Union, references to ‘‘DKK’’ are to Danish Kronor, references to ‘‘NOK’’ are to Norwegian Kronor and references to ‘‘pounds sterling’’, ‘‘GBP’’ or ‘‘£’’ are to British pounds. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into US dollars at specified rates. No representation is made that the Swedish kronor amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of Swedish kronor into US dollars have been made at $1.00 = SEK 6.8342, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2006. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2006. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

GLOSSARY

The following are abbreviations and definitions of certain terms used in this Annual Report on Form 20-F.

Aframax tanker.    Tankers ranging in size from 80,000 dwt to 120,000 dwt.

Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat charter.    The rental or lease of an empty ship, without crew, stores or provisions, with the lessee responsible for complete operation and maintenance of the vessel, including crewing.

Charter.    The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty. A vessel is ‘‘chartered in’’ by a lessee and ‘‘chartered out’’ by a lessor.

Classification society.    A private self-regulatory organization that has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or ‘‘classes’’ according to the society’s rules for each particular type of vessel.

Contract of affreightment.    A contract between a shipowner and a shipper, whereby the shipowner undertakes to carry a cargo over a certain route on specified occasions.

Drillship.    A maritime vessel modified to include a drilling rig and special station-keeping equipment. The vessel is typically capable of operating in deep water, or ultra-deep water up to 10,000 or 12,000ft. A drillship must stay relatively stationary on location in the water for extended periods of time. This positioning may be accomplished with multiple anchors, dynamic propulsion (thrusters) or a combination of these. Drillships typically carry larger payloads than semi-submersible drilling rigs.

Drydock.    A large basin where fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairing of those parts of a vessel which are below the water line.

Dwt. Deadweight tonne.    A unit of a vessel’s capacity, for cargo, fuel oil, stores and crew, measured in metric tonnes of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Dynamic positioning (DP).    An advanced satellite navigation system that controls thrusters to maintain a vessel’s position in most weather without anchors.

Freight unit.    Trucks, trailers, containers and railcars.

Gross ton.    Unit of 100 cubic feet or 2.831 cubic meters.

High speed vessel (HSS).    A ship, usually built from aluminium and often multi-hull, designed to have excellent motion characteristics in heavy seas. HSS vessels operate at speeds of over 30 knots and primarily target the passenger market.

Hull.    The shell or body of a ship.

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Lane meter.    The number of useable length meters of lanes for cars, trailers or trucks, except with respect to RoRo vessels that do not carry cars.

Lightering.    To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

Linkspan.    The docking facility for the HSS vessels.

Lloyds Register.    British ship classification society.

Newbuilding.    A new vessel recently delivered or under construction.

Offhire.    The period an offshore drilling rig or vessel is unable to perform the services for which it is immediately required under its contract. Offhire periods, which may be scheduled or unscheduled, include days spent on repairs, drydockings, special surveys, vessel upgrades, initial positioning after the purchase of a vessel and periods awaiting employment.

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

Semi-submersible rig.    Floating platforms that, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the lower hulls, or pontoons, is below the water surface during drilling operations. These rigs maintain their position over the well through the use of an anchoring system or a computer-controlled thruster system.

Semi-submersible rigs are divided into six generations, which are determined by rig design and the year of delivery of the units. Generally, first generation drilling rigs are drilling rigs that were delivered before 1973, second generation drilling rigs are drilling rigs that were delivered between 1973 and 1981, third generation drilling rigs are drilling rigs that were delivered between 1982 and 1985 and fourth generation drilling rigs are drilling rigs that have been delivered since 1986. Fifth generation drilling rigs are drilling rigs that have been delivered since 1997. Sixth generation drilling rigs are drilling rigs that have been delivered after 2005.

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

Utilization rate.    The total number of days an offshore drilling rig or vessel is in operation during a given period, divided by the total number of days in the period that the offshore drilling rig or vessel is owned or chartered in.

Variable interest entities (VIEs).    Our investments in companies whose purpose is to make investments, primarily in high yield securities and corporate bank loans.

VLCC.    Very large crude carrier — a tanker of 200,000 to 320,000 dwt.

SELECTED FINANCIAL DATA

	YEAR ENDED DECEMBER 31,
	2002	2003	2004	2005	2006	2006
	SEK	SEK	SEK	SEK	SEK	USD(1)
	(in millions)
CONSOLIDATED GROUP(2)
INCOME STATEMENT DATA (SWEDISH GAAP):
Total revenues	13,425	13,619	16,721	19,619	22,895	3,350
Direct operating expenses	(9,020)	(9,333)	(10,943)	(12,631)	(13,547)	(1,982)
Selling and administrative expenses	(1,468)	(1,522)	(1,761)	(1,861)	(2,127)	(311)
Depreciation and amortization	(1,764)	(1,742)	(1,790)	(2,734)	(2,634)	(386)
Total operating expenses	(12,252)	(12,597)	(14,494)	(17,226)	(18,308)	(2,679)
Income from operations	1,173	1,022	2,227	2,393	4,587	671
Share of affiliated companies’ result	51	—	17	21	27	4
Gain on sale of affiliated company	601	—	—	—	—	—
Interest income	212	85	382	567	737	108
Interest expense	(1,036)	(824)	(1,135)	(1,395)	(1,649)	(241)
Other financial items(3)	(1)	212	965	876	1,027	150
Minority interest	1	2	(77)	(21)	(23)	(3)
Income before taxes	1,001	497	2,379	2,441	4,707	689
Net income	1,031	510	2,359	2,268	4,339	635
BALANCE SHEET DATA (SWEDISH GAAP):
Cash and marketable securities(4)	3,499	4,568	5,088	9,252	9,148	1,338
Investments in VIEs(5)	—	—	4,440	5,753	7,341	1,074
Total assets	30,664	30,127	46,311	54,812	60,417	8,840
Debt in VIEs(5)	—	—	3,925	4,844	6,302	922
Other debt(6)	14,756	14,826	23,024	26,793	24,469	3,580
Stockholders’ equity(7)	11,589	11,470	13,419	15,132	18,587	2,720
OTHER FINANCIAL DATA (SWEDISH GAAP):
Capital expenditures	(2,359)	(3,148)	(3,343)	(5,152)	(8,148)	(1,192)
Cash dividends paid	(50)	(60)	(70)	(195)	(215)	(32)
Cash flow from operating activities	2,143	1,790	1,456	2,403	3,567	522
Cash flow from investing activities	936	(3,556)	(5,331)	(2,948)	(7,287)	(1,066)
Cash flow from financing activites	(3,164)	1,444	4,536	1,850	1,092	159
CONSOLIDATED AMOUNTS (US GAAP):
Income from operations	1,106	1,171	2,340	2,165	3,635	532
Net income	1,413	316	1,852	2,008	3,016	441
Total assets	30,401	30,761	45,319	55,229	60,282	8,821
Stockholders´equity	10,671	10,954	11,982	14,913	17,551	2,568

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.8342, the noon buying rate on December 31, 2006.
(2)	The Consolidated Group includes from 2004 the Bostads AB Drott group (‘‘Drott’’) and investments in variable interest entities (‘‘VIEs’’).
(3)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), In 2005 we changed our accounting policy to value financial instruments at market value. The accounts for 2003 and 2004 have been restated.
(4)	Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.
(5)	As of December 2006 we had invested in three VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. The accounts for 2004 have been restated.
(6)	Other debt includes short-term debt, long-term debt and capitalized lease obligations, current and non-current.
(7)	Certain pension liabilities, which were previously accounted for as contingent liabilities, have been recorded as pension liabilities in the consolidated balance sheet as of December 31, 2005 and as of December 31, 2006. The change has been recorded directly against shareholders’ equity and deferred tax liabilities, respectively.

Restricted Group Data as of December 31, 2006

We issued $200 million 9.625% Senior Notes due 2012 in November, 2002, $175 million 7.5% Senior Notes due 2013 in December, 2003 and $250 million 7% Senior Notes due 2016 in November, 2004. In 2004, 2005 and 2006 we repurchased $12 million, $6 million and $5 million principal amount of the 9.625% Senior Notes due 2012, respectively. For the year ended December 31, 2006 Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and three subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which these senior notes were issued, the subsidiaries through which the property operations are conducted (other than the three small properties), together with Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum AB, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our 9.625% senior notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of 6.125% senior notes due 2017 and €102 million of 5.875% senior notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures. As of the date of this Annual Report, we are seeking consents from the holders of our senior notes due 2013 and 2016 to amend the indentures relating to these notes. Such amendments require the consent of the holders of a majority in principal amount of each of such senior notes.

SELECTED RESTRICTED GROUP FINANCIAL DATA

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

	YEAR ENDED DECEMBER 31,
	2004	2005	2006	2006(1)
	SEK	SEK	SEK	USD
	(in millions)
RESTRICTED GROUP
INCOME STATEMENT DATA (SWEDISH GAAP):
Revenues from operations	14,397	15,352	16,731	2,448
Net gain on sale of vessel	656	316	2,313	338
Net gain on sale of properties	33	145	63	9
Total revenues	15,086	15,813	19,107	2,795
Direct operating expenses	(9,998)	(10,761)	(11,289)	(1,652)
Selling and administrative expenses	(1,653)	(1,586)	(1,776)	(260)
Depreciation and amortization	(1,697)	(2,357)	(2,401)	(351)
Total operating expenses	(13,348)	(14,704)	(15,455)	(2,263)
Income from operations	1,738	1,109	3,641	532
Share of affiliated companies´results	19	—	—	—
Interest income	168	224	292	43
Interest expense	(751)	(690)	(753)	(110)
Other financial items(2)	343	658	371	54
Total financial income and expense	(240)	192	(90)	(13)
Minority interest	(57)	(1)	(2)	0
Income before taxes	1,460	1,300	3,549	519
Net income	1,695	1,298	3,332	487

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.8342, the noon buying rate on December 31, 2006.
(2)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), In 2005 we changed our accounting policy to value financial instruments at market value. The accounts for 2004 have been restated.

	YEAR ENDED DECEMBER 31,
	2005	2006	2006(1)
	SEK	SEK	USD
	(in millions)
RESTRICTED GROUP
BALANCE SHEET DATA (SWEDISH GAAP):
Intangible fixed assets	307	222	32
Tangible fixed assets	17,007	17,569	2,571
Marketable securities	370	456	67
Other noncurrent assets	5,285	11,396	1,668
Total noncurrent assets	23,069	29,643	4,338
Short-term investments	1,369	1,243	182
Cash and cash equivalents	3,608	657	96
Other current assets	5,416	3,885	568
Total current assets	10,393	5,785	846
Total assets	33,462	35,428	5,184
Total stockholders’ equity	13,556	15,689	2,296
Deferred income taxes	247	420	61
Other provisions	1,876	3,822	559
Long-term debt	14,120	9,796	1,433
Other noncurrent liabilities	91	881	129
Total noncurrent liabilities	14,211	10,677	1,562
Short-term debt	680	1,798	263
Other current liabilities	2,892	3,022	443
Total current liabilities	3,572	4,820	706
Total stockholders’ equity and liabilities	33,462	35,428	5,184

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.8342, the noon buying rate on December 31, 2006.

	2004	2005	2006	2006
	SEK	SEK	SEK	USD(1)
	(in millions)
RESTRICTED GROUP
CONSOLIDATED STATEMENT OF CASH FLOW:
Net income	1,695	1,298	3,332	488
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,697	2,357	2,401	351
Share of affiliated companies´ results	(19)	—	—	—
(Gain)/loss on sale of property, vessels and equipment	(686)	(461)	(2,376)	(348)
(Gain)/loss on securities, net	(293)	(682)	(289)	(42)
Unrealized foreign exchange (gains) losses	(160)	112	(124)	(18)
Deferred income taxes	(333)	2	49	7
Minority interest	57	1	2	0
Other non cash items	9	(117)	(311)	(46)
Net cash flows from trading securities	(605)	86	645	95
Changes in working capital	(403)	(212)	299	44
Net cash provided by/(used in) operating activities	959	2,384	3,628	531
Net cash flows from investing activities:
Purchase of intangible assets	(162)	(78)	(20)	(3)
Cash proceeds from sale of property, vessels and equipment	2,403	1,406	4,585	671
Capital expenditure on property, vessels and equipment	(2,901)	(3,176)	(6,367)	(932)
Purchase of subsidiary net of cash acquired	(3,183)	(756)	3	0
Sale of subsidiary	—	325	—	—
Proceeds from sale of securities	2,951	591	6	1
Purchase of securities	(1,236)	(456)	(94)	(14)
Increase of non-current assets	(111)	(130)	(148)	(22)
Decrease of non-current assets	18	14	12	2
Other investing activities	132	32	32	5
Net cash used in investing activities	(2,089)	(2,228)	(1,992)	(292)
Net cash flows from financing activities:
Proceeds from issuance of debt	2,171	148	2,220	325
Principal payments on debt	(1,735)	(222)	(245)	(36)
Net change in borrowings on line-of-credit agreements	1,675	3,243	(4,024)	(589)
Principal payments capital lease obligations	(42)	(41)	(39)	(6)
Net change in restricted cash accounts	(10)	37	(382)	(56)
Intercompany accounts	65	(1,634)	(1,553)	(227)
Dividends paid	(70)	(195)	(215)	(31)
Other financing activities	(244)	(245)	(122)	(18)
Net cash provided by financing activities	1,810	1,091	(4,360)	(638)
Effect of exchange rate changes on cash and cash equivalents	1	57	(228)	(33)
Net change in cash and cash equivalents	681	1,304	(2,952)	(432)
Cash and cash equivalents at beginning of year	1,623	2,304	3,609	528
Cash and cash equivalents at end of year	2,304	3,608	657	96

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.8342, the noon buying rate on December 31, 2006.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and US dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per US $1.00.

YEAR ENDED DECEMBER 31,	AVERAGE(1)	HIGH	LOW
2002	9.6571	10.7290	8.6950
2003	8.0351	8.7920	7.1950
2004	7.3320	7.7725	6.5939
2005	7.5200	8.2434	6.6855
2006	7.3098	7.9656	6,7674
November 2006	—	7.2754	6.8609
December 2006	—	6.9204	6.7674
January 2007	—	7.0829	6.7818
February 2007	—	7.1177	6.9140
March 2007	—	7.1345	6.9285
April 2007	—	7.0272	6.6756

(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

On April 30, 2007, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 6.6934.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2006, we had outstanding consolidated indebtedness (excluding VIEs) of SEK 24.5 billion ($3.6 billion), of which SEK 12.9 billion ($1.9 billion) was the obligation of unrestricted subsidiaries (as defined in the indentures governing our indebtedness). Our total debt (excluding VIEs) as a percentage of our total capitalization was approximately 57%. For the restricted group, the debt as a percentage of total capitalization was approximately 43%.

Our indebtedness could restrict our operations and make it more difficult for us to fulfill our obligations under the notes. Among other things, our indebtedness may:

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions of vessels or other strategic acquisitions and general corporate purposes;

•	require us to dedicate all or a substantial portion of our cash flow to service our debt, which will reduce funds available for other business purposes, such as capital expenditures and acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes, or be able to refinance maturing indebtedness.

Subject to compliance with various financial and other covenants imposed by our revolving credit facility, the agreements governing our other indebtedness and the indentures governing our senior notes, we and our subsidiaries may incur additional indebtedness from time to time, including to finance the purchase or completion of newbuildings and other vessels. As of March 31, 2007, the total remaining cost for our newbuilding program was $1.4 billion plus €561 million. The remaining cost for the RoPax vessel on order from a shipyard in Norway, fully equipped, was approximately €30 million. In March 2006, we entered into an agreement to acquire a newbuilt RoPax vessel from an Italian shipyard with expected delivery in May 2007. As of March 31, 2007, the remaining cost for the vessel, fully equipped, was approximately €65 million. As of March 31, 2007, the remaining unpaid cost of two RoPax super ferries we ordered from a shipyard in Germany in November 2006 was approximately €400 million. As of March 31, 2007, the aggregate remaining cost for our three DrillMAX drillships on order from a shipyard in Korea, fully equipped, was approximately $1.4 billion, and the remaining cost of extension of the second of two of our RoPax vessels was €66 million. The first of our RoPax vessels being extended was redelivered to us in March 2007 at a cost of €42 million.

Although certain indebtedness of ours bears a fixed rate of interest, certain other indebtedness of ours bears interest at rates that fluctuate with prevailing interest rates. As a result, our interest expense under such facilities could increase. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates, which could increase. We currently hedge a portion of our interest rate exposure. However, there can be no assurance that such debt will be effectively hedged or that we will continue such hedging.

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

Our revolving credit facilities, the indentures governing our senior notes due 2013 and 2016 and the instruments governing certain of our other indebtedness contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and to take advantage of business opportunities as they arise. The restrictions these covenants place on us include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

•	incur liens and debt or provide guarantees in respect of obligations of any other person;

•	issue preferred stock;

•	pay dividends or make distributions;

•	make redemptions and repurchases of capital stock;

•	make loans, investments and capital expenditures;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in sale-leaseback transactions and affiliate transactions;

•	change our business and issue and sell capital stock of subsidiaries; and

•	restrict distributions from subsidiaries.

The indentures governing our senior notes due 2017 and 2019 also contain covenants with respect to, among other things, limitations on consolidated and subsidiary debt and limitations on liens in respect of capital market indebtedness.

In addition, our revolving credit facilities and other loans require us to maintain a number of financial ratios. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under the revolving credit facilities would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Because Stena AB is a holding company, repayment of our indebtedness is dependent on cash flow generated by our subsidiaries.

Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The indentures governing our senior notes due 2013 and 2016 contain covenants that restrict the ability of our subsidiaries to enter into any agreement limiting distributions and transfers, including dividends; the indentures governing our senior notes due 2017 and 2019 do not contain these covenants. However, our real estate operations and certain of our investment activities are conducted through unrestricted subsidiaries which are not bound by restrictive provisions of these indentures and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under our senior notes.

We conduct our real estate operations and certain investment activities through subsidiaries that are not subject to certain restrictive provisions in the Indentures.

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the indentures governing our senior notes, the subsidiaries that conduct our real estate operations (other than one small property) and the subsidiaries that conduct certain investment activities are designated as unrestricted subsidiaries. As a result, these unrestricted subsidiaries are not bound by the restrictive provisions of our indentures. As of December 31, 2006, these unrestricted subsidiaries had outstanding indebtedness (including VIEs) of approximately SEK 19.2 billion ($2.8 billion), all of which was non-recourse to Stena AB and its restricted subsidiaries; in the case of the real estate subsidiaries, such debt was secured by their real property interests. Neither we nor any of our restricted subsidiaries have guaranteed payment of any of this indebtedness. There is no limitation in the indentures on the amount of indebtedness our unrestricted subsidiaries may incur in the future. The indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries. The indentures governing our senior notes due 2013 and 2016 contain certain limitations on our ability to make investments in unrestricted subsidiaries.

In addition, because the covenant of the indentures governing our senior notes due 2013 and 2016 prohibiting, subject to certain limitations, the creation of limitations on the ability of our subsidiaries to pay dividends does not apply to the unrestricted subsidiaries and because our real estate investments are subject to significant indebtedness, there can be no assurance that the cash flows or assets of unrestricted subsidiaries will be available to us to pay our obligations under any of our indebtedness. All our our indentures also provide for designating other of our subsidiaries as unrestricted subsidiaries.

The ferry industry is highly competitive in areas where we operate.

We compete with other ferry operators and with different providers and forms of transportation, including airlines, other freight carriers and fixed links such as bridges and tunnels. In particular, competition from low cost airlines has increased.

Some of these other forms of transportation are faster and/or less expensive or may be more convenient than ferry service. In the case of competition with other ferry operators, such competition is based on the location of the routes, the rates charged, the quality and reliability of the vessel and the onshore and onboard services provided. The principal effect of this competition is to affect our volumes and limit our ability to increase prices. Some of our competitors may have greater financial resources than us, be owned by governments or benefit from government subsidies. As a result, such competitors may be better able to withstand price competition and price volatility than we are.

Rising fuel prices may adversely affect the profitability of our ferry operations.

Fuel represents a significant cost incurred by us in the operation of our fleet. In addition, HSS vessels consume significantly more fuel than conventional ferries. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In recent years, prices for fuel have increased substantially and have been volatile. Further or sustained increase in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

We seek to reduce our exposure to adverse changes in fuel prices by entering into hedging transactions. We primarily use swaps and options to hedge our exposure to variations in the price of fuel. However, there can be no assurance that such hedging activities will be successful, and at times our bunker fuel requirements are not fully hedged. Increases in fuel prices have required us to take impairment charges with respect to our three HSS 1500 vessels, one of which was taken out of service in January 2007 because it is unprofitable to operate that vessel on its route at current bunker fuel prices. The depreciation and amortization charges in the year ended December 31, 2006 included an impairment charge of SEK 710 million and SEK 765 million in the year ended December 31, 2005 related to the HSS vessels.

In addition, as a substantial portion of our existing bunker hedges will expire in the next two years, if bunker prices remain at current levels or increase, our bunker expenses will be significantly higher in future years.

Our operating results are subject to seasonal fluctuations.

Our ferry operations are highly seasonal, principally because passenger volumes are linked to tourism. The period from June through September is the peak travel season for passengers. As a result, our ferry operations generate a significantly greater portion of their revenues and substantially all of their profits in the second and third quarters and generally report losses in the first and fourth quarters.

The offshore drilling rig market is competitive, and the future demand for our drilling units is unpredictable.

The offshore drilling rig market is highly competitive. All our drilling units, except our drillship ordered in October 2006 for delivery in the second quarter of 2009, are currently under contract, with expiration dates ranging from 2008 to 2011. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes. No assurances can be given with respect to future demand for such rigs or the prices at which they may be contracted after the existing contracts expire.

Drilling contracts generally are awarded on a competitive bid basis with price competition as the primary factor. Some oil companies are seeking to negotiate contracts with a lower day rate and an incentive payment payable only upon achieving specified operating goals. In these cases, in the event of rig equipment failures or if we do not achieve the stated goals, our revenues will be lower. However, contracts for drilling projects are increasingly being negotiated directly between an oil company and its preferred contractor, with suitability of equipment, quality of service, safety and suitability of equipment and price being significant factors in awarding the contract. We cannot predict the timing or extent of any changes in the industry or the future level of demand for our drilling rigs.

Charter rates, utilization levels and values for our vessels and drilling rigs may decrease.

Over the last decade, charter rates, vessel values and the general profitability of the shipping and offshore drilling industries have been volatile. There can be no assurance that charter rates or vessel values in the businesses in which we operate will be stable or increase over time. Vessel values are strongly influenced by charter rates, which in turn are influenced by the number and types of vessels generally available, costs of newbuildings, changes in trading patterns affecting the demand for particular types and sizes of vessels and technological advances in vessel design and propulsion, as well as the level and pattern of global economic growth.

In the case of our RoRo, RoPax and car/passenger ferry vessels, a substantial portion of our vessel utilization has been through long-term charters. For the five years ended December 31, 2006, the RoRo vessels have averaged a utilization rate of approximately 97%. As of December 31, 2006, all of the vessels in our fleet of seven owned RoRo and RoPax vessels (including one RoRo vessel in which we have a 49% ownership interest) were under charter, with expiration dates ranging from 2007 to 2012. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2006, our drilling rig utilization rate has averaged approximately 84%. All our drilling units are currently under contract, except our drillship ordered in October 2006 for delivery in the second quarter of 2009, with expiration dates ranging from 2008 to 2011. There can be no assurance that we will be able to enter into future rig charter contracts after our current contracts expire. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations.

For the five years ended December 31, 2006, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged approximately 98%. Although we have long-term time charters in place for five of our six owned and finance leased tankers (including three tankers in which we have a 50% ownership interest), 29 of our 34 chartered in tankers were trading on the spot market as of March 31, 2007. There can be no assurance that rates on the spot market will not decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The time charters for our two finance leased tankers expire in 2007 and 2011.

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

From time to time we may undertake to add new capacity through conversions or upgrades to our vessels and drilling rigs or through new construction. These projects are subject to risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	unanticipated cost increases;

•	weather interferences;

•	difficulties in obtaining necessary permits or in meeting permit conditions;

•	design and engineering problems;

•	failure to meet agreed-upon specifications; and

•	bankruptcy or other failures of the shipyard.

The shipping industry is cyclical and subject to a variety of external factors.

Historically, the profitability of the shipping industry has been cyclical. The cyclicality of the shipping industry has been due to changes in the level and pattern of global economic growth and trading and the highly competitive nature of the shipping industry, as well as changes in the supply of and demand for vessel capacity, which impact charter rates and vessel values. The worldwide supply of vessels is influenced by the number of newbuildings and scrappings and government and industry regulation of maritime transportation practices. The overall demand for vessel capacity is influenced by global and regional economic conditions, increases and decreases in industrial and agricultural production, energy consumption, tourism patterns, political changes and armed conflicts, developments in international trade and changes in sea borne and other trading patterns. Because many of the factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the shipping markets in which we participate, including the RoRo, RoPax, car/passenger ferry and tanker markets, as well as future charter rates and vessel values, are also unpredictable, and we cannot assure you that demand for our services or vessels will increase or even remain stable.

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

Economic conditions and fluctuations in currency exchange rates among the countries in which we conduct our ferry operations affect the travel and trade patterns of our customers. We are also subject to governmental and regulatory risks, including taxation, nationalization, inflation and protectionist measures that can affect our ability to operate our current routes or alter our routes. We are further subject to political upheaval risks.

We are subject to risks pertaining to the Middle East conflict. The tankers owned, chartered in or managed by us trade from time to time in the Arabian Gulf. In the past, political and armed conflicts in this region have included attacks on tankers and other efforts to disrupt shipping in this area. Future political instability or future hostilities in this region could adversely impact our tanker operations and therefore could have a material adverse affect on our operations.

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

Our owners own other companies and have other business interests. In the past, certain of such companies have engaged in the same business as or in businesses similar to those conducted by us. In the future, due to the availability of funds, restrictions contained in debt or other instruments or for other reasons, our owners may determine to allocate a particular business opportunity, such as the acquisition of a vessel or drilling rig or the construction of a new vessel to such other companies. In addition, our owners may make these investments or engage in these businesses directly. In such event, we would not receive any cash flow or income generated by the investment, and such activities by our owners may result in such other companies or our owners directly competing with us.

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

The shipping industry in Sweden and other jurisdictions in which we operate are susceptible to industrial action due to the strong influence of maritime trade unions. While we believe that we have good relations with our work force, we cannot assure you that we will not be adversely affected by future industrial action against efforts by our management to reduce labor costs, restrain wage increases or modify work practices.

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

Although we have not experienced any major strike or work stoppage in the last ten years, there can be no assurance that we will in the future be able to favorably negotiate the terms and conditions of such labor agreements or that strikes or disruptions will not occur in the future as a result of the failure to negotiate such terms or otherwise.

Currency fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally US dollars, British pounds, euro and Norwegian kroner. In particular, we incur significant expenses in US dollars for fuel and for expenses in our tanker operations, and as of December 31, 2006, approximately $1.1 billion of our debt was denominated in US dollars, excluding the debt pertaining to our VIEs. Fluctuations in the exchange rates between the US dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our US dollar-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results as reported in Swedish kronor in the past have been and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful, and foreign exchange fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

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

By utilizing hedging instruments, we potentially forego benefits that might result from fluctuations in currency exchange rates, declines in short-term interest rates and declines in oil prices. Additionally, we are exposed to credit risk in the event of the failure of counterparties to meet their obligations under these arrangements. The theoretical risk is the cost of replacement at current market prices of these transactions in the event of defaults by counterparties.

Although we believe the possibility of non-performance by counterparties is remote (given that we maintain a policy of entering into such arrangements only with highly rated institutions), the impact of such a default may have an adverse effect on our result of operations.

We maintain an investment portfolio of equity and debt securities, and market fluctuations may have a material effect on our financial statements and our financial results.

As of December 31, 2006, the fair value of our marketable securities and short-term investments (including restricted cash of SEK 882 million) amounted to SEK 8.3 billion, as compared to SEK 5.5 billion (including restricted cash of SEK 357 million) as of December 31, 2005. Our investments in equities include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and high yield government and corporate bonds from emerging markets. We have also invested in VIEs; which we consolidate, whose purpose is to make investments, primarily in high yield securities and bank loans. As of December 31, 2006, we had investments in three VIEs who’s total assets amounted to SEK 8.1 billion, which was financed by US dollar denominated notes issued by the VIEs in an aggregate amount of SEK 6.3 billion (which is non-recourse to Stena). In early 2007, we invested in a new, fourth VIE. We seek to maintain a diversified investment portfolio to balance our exposure to various risks. However, investments are subject to various risks and fluctuations and are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

The shipping industry in general, and our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include, but are not limited to:

•	the United States Oil Pollution Act of 1990 (OPA) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the protocol of 1992 (CLC) entered into by certain countries (other than the United States) relating to strict liability and limitation of liability of the shipowner for pollution damage caused by the discharge of persistent oil;

•	International Convention for the Prevention of Pollution from Ships (MARPOL 73/78) with respect to strict technical and operational requirements for tankers, including an enhanced inspection regime and the requirement that all new tankers are built with double hulls;

•	the International Maritime Organization International Convention for the Safety of Life at Sea of 1974 (SOLAS) with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft, such as the HSS ferries, as well as recently adopted mandatory security provisions for ships engaged in international voyages and mandatory compliance with the new International Ship and Port Facility Security Code (ISPS code) and the International Safety Management (ISM) Code, which sets out guidelines for the safe operation of ships;

•	the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages;

•	the International Convention Relating to the Carriage of Passengers and their Luggage by Sea (the Athens Convention), which by its recent protocol has significantly increased the limits of liability of carriers and has introduced a strict liability regime with limited defenses; and

•	the U.S. Marine Transportation Security Act of 2002 with respect to vessel security.

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

Additional laws and regulations, both international and national, may be adopted as a result of oil spills from single-hull tankers and due to heightened security concerns, which could limit our ability to do business or increase our cost of doing business and have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our vessels may be subject to requisition by the government of the flag flown by the vessel without any guarantee of compensation for lost profits.

We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The vessels’ operating certificates and licenses are renewed periodically during each vessel’s required annual survey. However, government regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance.

Catastrophic loss and other liabilities of our business could adversely affect our results of operations.

The operation of any oceangoing vessel carries with it an inherent risk of catastrophic maritime disaster, mechanical failure, collision and loss of or damage to cargo.

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

Although we maintain insurance that we believe is consistent with industry norms against certain of these risks, including loss of life, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered by us or the loss of income resulting from a vessel being removed from operation. We also cannot assure you that a claim will be paid or that we will be able to obtain insurance at reasonable rates in the future. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we obtain insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which would reduce our profits or cause losses.

In the event that such claims were assessed against us, all our assets could be subject to attachment and other judicial process.

We cannot assure you that a judgment of a United States court for liabilities under United States securities laws would be enforceable in Sweden, or that an original action can be brought in Sweden against us for liabilities under United States securities laws.

We are a Swedish company, all our directors and officers are residents of Sweden and elsewhere outside the United States and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for you to:

•	effect service of process within the United States upon us or our directors and officers, or

•	enforce judgments obtained in United States courts against us or our directors and officers based upon the civil liability provisions of the United States federal securities laws.

We have been advised by our Swedish counsel, Wistrand Advokatbyra Goteborg KB, that:

•	a judgment of a United States court would not be enforceable in Sweden against us or our directors and officers, but would be accepted on an evidential basis in a Swedish legal action, and

•	there is doubt whether an original action could be brought in Sweden against us or our directors and officers to enforce liabilities based solely upon the United States federal securities laws.

Item 4.    Information on the Company

History and Development of the Company

Stena AB was incorporated as a stock corporation of limited liability in 1897 under the laws of the Kingdom of Sweden. Stena AB was acquired by the Sten A. Olsson family in 1967 to serve as a holding company for certain of the family’s businesses. Our principal corporate offices are located at Masthuggskajen, SE-405 19 Gothenburg, Sweden and our telephone number at that address is 46-31-855000.

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

We, together with Stena Sessan AB (‘‘Sessan’’) and Stena Metall AB (‘‘Stena Metall’’), which are also owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia Maritime AB (‘‘Concordia’’), which is 52% owned by Sessan, comprise the ‘‘Stena Sphere’’ of companies. The Stena Sphere of companies is engaged in shipping, ferry operations, offshore drilling, metal and paper recycling, sales of bunker fuel, real estate, financial activities and industrial operations.

We own and operate one of the world’s largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. For the year ended December 31, 2006, we generated revenues of SEK 22.9 billion including net gains on sale of assets of SEK 2.5 billion. Cash flows from operating activities for the same period were SEK 3.6 billion.

Since January 1, 2004, our principal capital expenditures and divestitures have consisted of the purchase and sale of vessels, the purchase and sale of real property and the acquisition of other companies. From January 1, 2004 through December 31, 2006, we have invested approximately SEK 12.0 billion for the purchase of vessels, SEK 4.2 billion for the purchase of real estate and SEK 3.8 billion for the acquisitions of the Drott, Blomsterlandet and Envac Centralsug AB (‘‘Envac’’) companies. During the same period, we have sold vessels for total consideration of SEK 7.3 billion and real estate for total consideration of SEK 4.8 billion. As of the date of this Annual Report, April 30, 2007, our capital expenditures in progress consist of three drillships under construction in Korea, one RoPax vessel under construction in Norway, two SuperFerries under construction in Germany, one newbuilt RoPax vessel that we have entered into an agreement to buy from an Italian shipyard and the lengthening of one of our RoPax vessels. We expect that the substantial portion of the purchase price of our newbuildings will be financed by the existing revolving credit facility, new capital lease agreements, new bank loans or other financing arrangements.

Business Overview

Ferry Operations

We operate 18 routes with a fleet of 34 vessels (excluding the HSS vessel Stena Discovery that was taken out of service in January 2007) in Scandinavia and the United Kingdom under the ‘‘Stena Line’’ and ‘‘Scandlines’’ brand names. Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and, on our Norway-Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2006, we carried a total of 11.4 million passengers, 2.2 million private cars and 1.6 million freight units on our routes. For the year ended December 31, 2006, our ferry operations generated revenues of SEK 9.4 billion and operating income of SEK 393 million, including impairment charges for our HSS vessels of SEK 710 million due to high oil prices. Total depreciation and amortization expense (including impairment charges) amounted to SEK 1.6 billion for the year ended December 31, 2006. Ferry operation revenues were generated from travel revenues (35%), onboard sales (19%) and freight/other (46%).

Pursuant to a tax subsidy system in Sweden, our ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work onboard Swedish-flagged vessels. The amount of this subsidy was SEK 412 million for year ended December 31, 2006.

Business Activities

We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue for each of our business areas for the three years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
(SEK in millions)	2004	2005	2006
Travel	3,240	3,139	3,248
Onboard sales	2,120	1,828	1,795
Freight/other	3,664	4,078	4,370
Total revenues	9,024	9,045	9,413

Set forth below is certain operating data for our ferry operations for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
Volumes (in millions)	2004	2005	2006
Number of passengers	12.5	11.5	11.4
Private cars	2.4	2.2	2.2
Freight units	1.4	1.5	1.6

Route Network

We currently operate 18 routes in Scandinavia and the United Kingdom. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.    We operate ferry services on three routes. We estimate that we had an approximate 23%, 14% and 39% share of the volume of passengers, private cars and freight units, respectively, transported between Sweden and Denmark for the year ended December 31, 2006.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Gothenburg-Fredrikshavn	1,947	1,597	1,569	397	342	330	170	161	166
Varberg-Grena	124	170	170	29	39	42	21	40	39
Helsingborg-Helsingör(1)	4,240	4,009	3,933	756	711	693	138	137	142

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

Sweden-Germany.    We operate ferry service on five routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 43%, 47% and 27% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2006.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Gothenburg-Kiel	476	474	487	92	94	93	34	35	35
Gothenburg-Travemunde	3	4	4	—	—	—	78	82	89
Trelleborg-Sassnitz(1)	354	330	331	81	79	79	18	18	18
Trelleborg-Rostock(1)	157	166	164	26	27	25	59	67	70
Trelleborg-Travemunde(2)	46	35	28	—	—	—	51	54	44

(1)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.
(2)	In April 2005, one of the two RoPax vessels was redelivered to its owner. To make up for this lost capacity, Stena Line entered into an agreement with a third party to buy deck-space on such party’s ships for our customers.

Norway-Denmark.    We operate ferry service on one route. We estimate that we had an approximate 10%, 6% and 8% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark/Germany for the year ended December 31, 2006. Because Norway is not part of the European Union, we continue to offer duty and tax free retail sales on this route.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Oslo-Fredrikshavn	592	487	488	61	52	49	15	16	16

Sweden-Poland.    We operate ferry service on one route. We estimate that we had an approximate 41%, 30% and 31% share of the passengers, private cars and freight units volume, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2006.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Karlskrona-Gdynia(1)	420	361	413	65	72	74	62	73	87

(1)	Stena Baltica, which operates on this route, was rebuilt during spring 2005 to increase car-deck capacity.

Wales/England-Republic of Ireland.    We operate ferry services on three routes. We estimate that we had an approximate 55%, 54% and 27% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales or England and the Republic of Ireland for the year ended December 31, 2006.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales/England-Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Fishguard-Rosslare	614	589	584	153	142	139	45	52	57
Holyhead-Dun Laoghaire	888	850	760	191	184	170	36	38	24
Holyhead-Dublin(1)	354	343	426	62	60	78	115	136	152

(1)	A second vessel was added to the route Holyhead-Dublin in October 2006.

Scotland/England-Northern Ireland.    We operate ferry services on two routes. We estimate that we had an approximate 56%, 53% and 37% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland/England and Northern Ireland for the year ended December 31, 2006.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Stranraer-Belfast	1,321	1,236	1,212	268	260	261	128	125	125
Fleetwood-Larne(1)	50	62	58	9	9	8	95	134	138

(1)	We commenced operations on the Fleetwood-Larne route in April 2004.

England-The Netherlands.    We operate ferry services on three routes. We estimate that we had an approximate 31%, 33% and 19% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands for year ended December 31, 2006.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Harwich-Hook of Holland(1)	849	738	736	196	160	153	155	161	165
Killingholme-Hook of Holland(2)	26	26	32	—	—	—	57	58	61
Harwich-Rotterdam	34	39	37	—	—	—	129	135	130

(1)	In January 2007, one HSS vessel was taken out of service and during the first half year 2007 the two ropaxes on the route will be extended to 4,100 lm each.
(2)	In August 2006, a newly built Ropax vessel replaced one of the existing vessels on the route.

Ferry Fleet

As of March 31, 2007 our ferry fleet consisted of 35 vessels including one HSS vessel taken out of operation in January 2007. The table below sets forth certain information about our ferries as of March 31, 2007.

Ferry Fleet

Type of vessel	Number of vessels	Average age (years)
HSS Vessels	4	11
Conventional Fast Ferry	1	11
Day Ferries	3	16
Night Ferries	2	24
RoRo Vessels	2	3
RoPax Vessels	23	22

Newbuildings.    In the third quarter of 2004 we ordered two RoPax vessels. The first vessel was delivered in August 2006, and the second vessel is scheduled for delivery in May 2007. In November 2006 we ordered two RoPax ‘‘super ferry’’ vessels of 5,500 lane meters, the world’s largest in route traffic. The first is scheduled for delivery in the beginning of 2010 and the second during the second half of 2010.

Conventional, day and night ferries.    Our fleet of conventional day and night ferries is designed to transport a combination of cars, trucks, freight trailers and passengers. This type of ferry comes in two different designs, the day ferry and the night ferry. Night ferries provide cabin accommodation for passengers.

HSS vessels.    We currently operate two HSS 1500s and one HSS 900. We own another HSS 1500 vessel which was taken out of service in January 2007 due to an increase in fuel prices and a decline in passenger traffic volumes. HSS vessels are designed to travel with significantly less vertical motion than other fast ferries at service speeds of up to 40 knots. The HSS 1500 is currently the largest high speed ferry in service in the world and has the capacity to carry significant numbers of trucks, freight trailers, cars and buses and up to 1,500 passengers. The HSS 900 can carry up to 900 passengers and 210 cars or a combination of cars and buses.

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

Sales and Marketing

Passengers and cars.    Our travel service targets our marketing efforts to three groups: individual travelers, bus operators and business travelers. The travel products and services we offer consist of day trips, package trips (ferry ticket plus shore based arrangements), cruises (ferry tickets used primarily for onboard activities) and transport (ferry ticket including a vehicle transport). We also offer conference services and other business related services to our business travel customers.

Our sales organization is divided into national sales offices in each of the countries where we have ferry operations and is responsible for sales and reservations, sales training and route coordination. Telephone reservations are centralized at one call center in each country. Products are sold directly to consumers and through travel agents with whom we maintain various arrangements, including direct booking access. Individual customer bookings can also be made by telephone, internet, e-mail, mail, fax and directly at each of our ferry terminals.

Freight.    Our freight sales organization is divided into four sales regions. The freight organization provides sales, marketing and reservation services to customers and coordinates freight services for customers seeking transportation across more than one route. Freight operations are handled by sales representatives in each country where we operate, as well as independent sales agents in other European countries.

Other Properties

Ports.    We own two ports: Holyhead and Stranraer, located in England and Scotland, respectively. We also own land along the quay in Hook of Holland, The Netherlands, enabling us to control our port area at Hook of Holland. In addition, we own 50% of the capital stock of a company owning the ports of Fishguard and Rosslare, and we operate the port of Fishguard in Wales. In October 2003, we entered into an agreement with P&O relating to, among other things, the acquisition of a 50% ownership interest in P&O’s port in Cairnryan in Scotland. The completion of the acquisition is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities. In the case of our other routes, we use port facilities owned by third parties and pay applicable port and harbor fees.

Hotels.    In July 2005, we sold one of our two owned hotels in Denmark. The remaining hotel is marketed as part of tour packages. We have an agreement with Scandic Hotels to operate the hotel, Scandic Hotels also work with us in relation to the marketing of the hotel.

Offshore Drilling

We own and operate two third generation and two fifth generation semi-submersible drilling rigs. We sold Stena Dee (renamed Songa Dee), a fourth generation rig, on May 2, 2006 to Songa Offshore ASA and currently bareboat-charter the rig to enable us to fulfill our contract with Norsk Hydro. We believe our quality of service, excellent safety record and fleet provide us with a significant competitive advantage. For the year ended December 31, 2006, our drilling operations generated, including a net gain on sale of assets of SEK 1.5 billion, revenues of SEK 4.5 billion, operating income of SEK 2.3 billion, and had depreciation and amortization expenses of SEK 633 million.

The table below sets forth selected information with respect to our drilling rigs as of March 31, 2007.

Drilling Rig Fleet

Drilling Rig	Generation	Year Built	Maximum Water Depth (Ft.)	Class
Owned
Stena Clyde	3rd	1976	1,650	DnV
Stena Spey	3rd	1983	1,500	DnV
Stena Tay	5th	1999	7,500	DnV
Stena Don	5th	2001	1,600	DnV
Chartered
Songa Dee (formerly Stena Dee)	4th	1984	1,500	DnV

Our headquarters is in Aberdeen, Scotland with a sub-office in Bergen, Norway. We also have base offices in Australia, Norway, Nigeria and Houston. All of the drilling rigs are equipped to drill high pressure wells. As of December 31, 2006, the average age of our fleet was approximately 18 years.

The table below sets forth the average utilization rates for our drilling rigs for each of the past five years.

Rig Utilization

	2002	2003	2004	2005	2006
Total vessel days available	1,825	1,825	1,830	1,825	1,825
Vessel days utilized	1,578	1,337	1,457	1,591	1,683
Vessel utilization (percentage)	86.5	73.3	79.6	87.2	92.2
Offhire days planned	37	132	83	126	102
Offhire days planned (percentage)	2.0	7.2	4.5	6.9	5.6
Unutilized days	210	356	290	108	40
Unutilized days (percentage)	11.5	19.5	15.9	5.9	2.2
Average daily rates	135,000	144,000	131,000	154,000	241,000

The table below sets forth selected information with respect to our drilling contracts as of March 31, 2007.

Rig	Customer	Expected Contract Expiration Date
Stena Clyde	Peak	May 2007
	Apache	May 2008 (plus six-month option)
Stena Spey	Chevron	June 2009/2010(1)
Songa Dee	Norsk Hydro	July 2008 (plus six-month option)
Stena Tay	Total	January 2010 (plus one-year option)
Stena Don	Statoil ASA	December 2009 (plus one-year option)

(1)	2 or 3 Years Firm from June 2007.

The contracts for our drilling rigs typically provide for compensation on a ‘‘day rate’’ basis, under which we receive a fixed fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. As at March 31, 2007, the daily charter rates for our drilling rigs were as follows: Stena Clyde: $170,000; Stena Spey: $146,000; Stena Tay: $425,000 to $475,000 depending on the incentive earned;Stena Don: $431,000; Songa Dee: $171,000.

Newbuildings.    In August 2005 we entered into a contract with Samsung Heavy Industries (SHI), Korea, for the construction of an ultra deepwater dynamically positioned drillship (Stena DrillMAX), which is scheduled for delivery in December 2007. We exercised an option in March 2006 for a second DrillMAX vessel for delivery in June 2008, and in October 2006 we exercised an option for a third DrillMAX vessel for delivery in June 2009. Our DrillMAX vessels can move more quickly between drilling locations than semi-submersible rigs and include a second derrick that enable them to perform exploration and development work more efficiently.

As of March 31, 2007 financing is in place for 80% of the total investment for all three drillships by way of a combination of Export Credit Agency financings, bank financing and mezzanine debt.

We have a contract with Repsol for the first DrillMAX vessel for four years firm with a one year option at day rates of $450,000 to $500,000, depending on the incentive earned, and a contract with Chevron for our second drillship for a minimum of three years firm, with options up to eight years at agreed day rates ranging from $515,000 for three years to $422,000 for eight years. The length of contract will be declared prior to commencement.

Competition.    The offshore drilling rig market is highly cyclical and competitive, reflecting the historic oversupply of offshore drilling rigs and the ability of operators to move rigs from areas of low utilization and low day rates to areas of greater activity and relatively higher day rates. Although drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor, contracts for drilling projects are also being negotiated directly between an oil company and its preferred contractor with suitability of equipment, quality of service safety, and price being significant factors in awarding contracts.

Shipping

Our shipping operations consist of the ownership and chartering of Roll-on/Roll-off vessels and crude oil and petroleum product tankers. To support these activities, we are also engaged in the design, purchase, sale, management and crewing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market. For the year ended December 31, 2006, our shipping operations generated, including net gain on sale of assets of SEK 830 million, revenues of SEK 5.1 billion, operating income of SEK 1.2 billion, and had depreciation and amortization expenses of SEK 145 million.

Roll-on/Roll-off Vessel Operations

Roll-on/Roll-off vessels permit trucks, freight trailers, buses, cars, and, to a certain extent, containers on chassis to drive directly onto and off the ship. Our Roll-on/Roll-off vessel operations are divided into RoPax vessels, which carry trucks, freight trailers, buses and cars and provide accommodations for passengers; RoRo vessels, which carry predominantly freight trailers only and limited number of passengers; and car/passenger ferry vessels.

Over the past five years, our RoRo and RoPax fleet size ranged from six to eight vessels. As of March 31, 2007, we owned six RoRo vessels. We also had a 49% ownership in one RoRo vessel.

For the five years ended December 31, 2006, our average Roll-on/Roll-off vessel utilization rate was approximately 97%. The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, including the vessels chartered to Stena Line, during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	2002	2003	2004	2005	2006
Total vessel days available(1)	2,348	3,059	3,250	3,886	3,135
Vessel days utilized(2)	2,272	2,948	3,188	3,758	3,070
Vessel utilization (percentage)(2)	96.8	96.4	98.1	96.7	97,9
Offhire days(3)	7	43	47	109	50
Offhire days (percentage)	0.3	1.4	1.4	2.8	1,6
Unutilized days	69	68	15	19	15
Unutilized days (percentage)	2.9	2.2	0.5	0.5	0,5

(1)	Total vessel days are determined by aggregating the number of days in each year we owned, chartered in or leased such vessels.
(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.
(3)	Due to planned dry-dockings and damage.

The customers for our Roll-on/Roll-off vessels consist primarily of operators in the international freight and passenger transportation business. Because we frequently purchase and sell our Roll-on/Roll-off vessels, and because our customers charter specific vessels to suit their particular needs, our customer base varies with changes in our fleet.

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

The tables below set forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off vessels as of March 31, 2007.

RoRo Vessels

Vessel	Type of charter	Current charter expiration date
Stena Shipper	Time	February 2008
Stena Forwarder	Time	February 2012
Stena Foreteller	Time	May 2011
Stena Forecaster	Time	September 2012
Stena Forerunner	Time	October 2012
Mont Ventoux	Time	November 2007
RoRo Gothica(1)	Time	October 2007

(1)	In October 2004, Stena Gothica was sold to a company in which Stena hold 49% of the shares and re-named RoRo Gothica.

RoPax Vessels

Vessel	Type of charter	Current charter expiration date
Stena Challenger(1)	Bareboat	June 2010

(1)	Chartered in vessel.

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

The table below sets forth certain information with respect to our purchases and sales of Roll-on/Roll-off vessels and the net gain from such sales for the past five years. We do not include in the table any transfers of Roll-on/Roll-off vessels from our Roll-on/Roll-off vessel operations to our ferry operations.

Roll-on/Roll-off Vessel Sales and Purchases

	2002	2003	2004	2005	2006
Fleet as of January 1	7	8	8	8	8
Newbuildings delivered	1	2
Vessels purchased		1	2	1
Vessels sold		3	3	1	1
Transfer from Ferry Operations			1
Fleet as of December 31,	8	8	8	8	7
Net gain on sale of vessels (SEK in millions)	—	64	273	191	213

Newbuilding program.    Newbuildings ordered for Stena’s ferry operations are managed by the RoRo division. We have a contract for the purchase of two additional RoPax vessels which we ordered in 2005. However, as a result of the builder’s delay in performance, we have not made any payment for these vessels and we do not expect that this contract will be fulfilled. Accordingly, where we disclose amounts payable by us for newbuildings in this Annual Report we do not include these two vessels.

Recent acquisitions and sales.    In March 2006, we entered into an agreement to acquire a newbuilt RoPax vessel from the Visentini shipyard in Italy. The vessel is expected to be delivered in May 2007. In April 2006 we sold the RoPax vessel Svealand.

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

Crude Oil and Petroleum Product Transportation

We own, charter in and provide commercial management services for crude oil and product tankers. As of March 31, 2007, we lease two product tankers pursuant to long-term finance leases and have 50% interests in one crude oil tanker and three shuttle tankers. All our owned and finance leased tankers are double hulled. As of March 31, 2007, we also chartered in 34 Product, Aframax, Panamax and Suezmax tankers.

As of March 31, 2007, the average period of the charter contracts for the 34 chartered in tankers was 23 months. Of these 34 tankers, five were chartered out at an average period of 21 months. The other 29 tankers are currently trading on the spot market.

Our customers are generally large international oil companies, members of the Organization of Petroleum Exporting Countries and shipping companies. Our major customers include Chevron Corporation, the Royal Dutch/Shell Group of Companies, ConocoPhillips, BP plc, Neste Oil and Total.

We have an allocation agreement with Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

The table below sets forth certain information with respect to our owned and financed leased tankers as of March 31, 2007.

Owned and Finance Leased Tankers

Tankers	Year Delivered	Type	DWT
Stena Caribbean(1)	2002	Product	10,000
Stena Calypso(1)	2002	Product	10,000
Stena Arctica(2)	2005	Ice Aframax	117,000
Nordic Rio(3)	2004	Shuttle	152,000
Stena Alexita(3)	1998	Shuttle	128,000
Stena Natalita(3)	2001	Shuttle	108,000

(1)	Tankers held pursuant to a long-term finance lease.
(2)	Our interest is through 50/50 joint venture with Neste Oil Oyj.
(3)	Our interest in these tankers is through two 50/50 joint ventures with TeeKay.

The table below sets forth certain information with respect to our tanker sales and purchases on an annual basis for the past five years.

Tankers Sales and Purchases

	2002		2003		2004		2005		2006
Fleet as of January 1	3	(2)	4	(2)	4	(2)	5	(3)	8	(3)
Newbuildings delivered	2				5	(1)	4		2
Vessels sold	1				4		1		5	(1)
Fleet as of December 31	4	(2)	4	(2)	5	(3)	8	(3)	6	(4)

(1)	Includes one vessel in which we have a 50% interest
(2)	Includes two vessels in which we have a 50% interest
(3)	Includes three vessels in which we have a 50% interest
(4)	Includes four vessels in which we have a 50% interest

The table below sets forth certain information with respect to our tanker charters as of March 31, 2007.

Charters for Owned and Finance Leased Tankers

Tanker	Type of Charter	Current charter expiration date
Stena Caribbean	Time	July 2011
Stena Calypso	Time	November 2007
Stena Arctica	Time	December 2016
Nordic Rio	Bareboat	July 2017
Stena Alexita	Time	November 2008
Stena Natalita	Time	March 2009

In addition, we have entered into 10-year charter agreements with Argo Shipping International Corp. for Stena Atlantica and Stena Antarctica, two ice-class Aframax tankers that are chartered in on a long-term bareboat charter by us. The charter term commenced on the delivery of the vessels from the shipyard during 2006.

Recent acquisitions and sales.    Two Panamax tankers were delivered from the shipyard in February 2006 and June 2006, respectively. Both vessels were sold to a third party upon delivery from the shipyard and are chartered back to us from the new owner for a period of 30 months.

Our owned ice-class Aframax tanker was sold to a Joint Venture company with Neste Oil, in which we have a 50% interest, in August 2006. The vessel is on time charter to Neste Oil for a period of ten years.

Two product tankers were sold to Arlington and delivered to the new owners in January 2006. The vessels were chartered back to us from the new owner for a period of three years with options for an additional 4.5 years.

Chartering activities.    As of March 31, 2007, 29 of our 34 chartered in tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a charter on the spot market or under contracts of affreightment, the party chartering out the vessel provides the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. As of March 31, 2007, the total volume of contracts of affreightment amounted to 15-20 voyages per month of 30,000 – 40,000 dwt each. As of March 31, 2007, five of our chartered in tankers were on time charter contracts for periods between 5 months and ten years.

From January 1, 2007 until March 31, 2007, spot market rates have ranged from $31,000 to $53,000 per day for Aframax tankers, $31,000 to $44,000 per day for Panamax tankers, $25,000 to $32,000 per day for Product tankers and $34,000 to $107,000 for Suezmax tankers. Spot market rates as of March 31, 2007 were $52,000 for Aframax tankers, $33,000 for Panamax tankers, $32,000 for Product tankers and $107,000 for Suezmax tankers.

In March 2005, we entered into a Suezmax pooling agreement with Sonangol Shipping (Sonangol Shipping Girassol Ltd, Sonangol Shipping Luanda Ltd, Sonangol Shipping Kizomba Ltd) in Angola. The revenues from the pool will be split between the pool members in proportion to the number of tankers each delivered to the pool. The pool has been in operation since July 2005.

For the five years ended December 31, 2006, our average tanker utilization rate was approximately 98%. The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker Utilization

	Year ended December 31,
	2002	2003	2004	2005	2006
Total tanker days available(1)	5,572	7,165	10,026	14,083	15,851
Tanker days utilized	5,486	7,047	9,666	13,853	15,520
Tanker utilization (percentage)	98.4	98.4	96.4	98.4	97.9
Offhire days(2)	86	118	360	230	331
Offhire days (percentage)	1.6	1.6	3.6	1.6	2.1

(1)	Total tanker days is determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.
(2)	Due to scheduled and unscheduled dry-dockings and damage.

There can be no assurance that our tankers that trade on the spot market will continue to be employed or that rates obtained by us will cover costs associated with the operation of such tankers.

Commercial management services.    We provide commercial management services for Concordia and Sessan and to other third parties. Commercial management includes arranging charters, fuel, documentation and port services, revenue collection and accounting services.

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

Arlington.    In November 2004 we sold two Product tankers and our 75% interests in two Panamax tankers to Arlington Tankers Ltd. (‘‘Arlington’’), a public company organized with Concordia. The purchase price for the two Product tankers and our interests in the Panamax tankers was approximately $169 million in cash and 690,421 common shares of Arlington, which represent approximately 4.5% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. Under each charter, we pay a fixed charter rate which increases over the term of the charters. We also pay an additional amount equal to 50% of the amount by which the time charter revenue we earn from the operation of these vessels, less certain expenses, exceeds the charterhire we pay to Arlington or 50% of the amount by which agreed-upon spot market rates for vessels of these types exceed the rates we pay under our time charters for these vessels, depending on our use of the vessels.

We also agreed with Arlington, in certain circumstances at Arlington’s option, to take over the remaining terms of the time charters of two V-Max VLCC tankers that Concordia sold to Arlington concurrently with the sale of tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia for five years, plus an option to extend each charter for three additional years in one year extension terms. Under the agreement, we would pay the same time charter rate (which includes the additional hire referred to above) as is currently provided in Concordia’s time charters with Arlington. Our subsidiary, Northern Marine Management, has agreed to manage all six of Arlington’s tankers during the terms of the charters for a fixed daily fee per vessel that increases 5% annually.

We sold two additional Product tankers to Arlington in January 2006. In connection with this sale, we agreed to time charter both vessels from Arlington for a period of three years with options to extend each charter for 54 additional months in extension terms of 30 months and thereafter one year each. Under each charter, we pay a fixed charter rate that increases over the term of the charters. Northern Marine Management has agreed to manage all six of Arlington’s tankers during the terms of the charters for a fixed daily fee per vessel that increases 5% annually.

We also agreed with Arlington to adjust the charter periods for the vessels sold in 2004, from five years each, to four years for two of the vessels and six years for the other two vessels.

As of March 31, 2007 we owned approximately 4.9% of Arlington’s outstanding shares. This amount does not include the approximate 9.9% of Arlington’s outstanding shares owned by Concordia.

Ship management

As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, Northern Marine Management, which provides ship management services from offices in Glasgow, Scotland, Houston, Singapore and India. Ship management includes crewing, inventory control, maintenance and technical management.

As of December 31, 2006, Northern Marine Management provided services for approximately 100 vessels through approximately 5,500 seafarers for us, Concordia, Chevron, Technip and several other third parties.

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

Real estate

General.    We are involved in the acquisition, selling, constructing, refurbishment and management of residential and commercial properties. For 2006, our real estate operations, including net gain on sale of properties of SEK 194 million, generated revenues of SEK 2.2 billion, and operating income of SEK 952 million, which include depreciation and amortization expenses of SEK 174 million. Substantially all our real estate operations are conducted through our unrestricted subsidiaries. As of March 31, 2007, our real estate portfolio consisted of two segments: 286 leasehold and freehold properties in Sweden and 47 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg and France. A substantial majority (89%) of our rental income comes from our properties in Sweden; the majority of our remaining rental income is from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Malmo, Stockholm, Uppsala, Umea, Halmstad, Amsterdam and Sophia Antipolis in France. We also manage real property owned by the Olsson family. As of December 31, 2006, our management estimates, based on external and internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 22 billion.

Each of our real estate subsidiaries finances its acquisitions of real property with individual mortgages from various commercial and mortgage banks.

Swedish properties.    Our real estate portfolio in Sweden as of March 31, 2007 consisted of 286 residential and commercial properties totaling approximately 1,870,000 square meters.

In 2006, we invested SEK 960 million in new properties and improvements to existing properties. As of March 31, 2007, our residential properties consisted primarily of multi-family rental properties (approximately 21,000 units) that, in terms of square meters, comprise approximately 79% of our properties in Sweden or approximately 1,469,000 square meters. Our commercial properties in Sweden consist mainly of office buildings and warehouse properties and comprise the remaining 21% of our property portfolio in Sweden or approximately 401,000 square meters. The occupancy rate for our Swedish properties based on square meters as of December 31, 2005 and December 31, 2006 was 98%.

Of our Swedish properties, 41 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 60 year period with a right of renewal every 40 years. Rent is renegotiated after the first 20 years and every 10 years thereafter. In practice the leases are indefinite.

Other.    As of March 31, 2007, our other properties consisted of 47 commercial properties, 40 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg and southern France. Our non-Swedish properties total approximately 194,000 square meters. The occupancy rates for our non-Swedish properties, based on square meters, as of December 31, 2005 and December 31, 2006 were 89% and 88%, respectively. Stena Realty B.V. also invests indirectly in real estate. It holds a 10.50% stake in the Acre Fund, which is majority owned by Schiphol Airport. The Acre Fund owns approximately 195,000 square meters of office and warehouse space at the Schiphol Airport. Stena Realty BV also owned as at December 31, 2006 a 9% stake in the Stockholm Stock market quoted company Ruric which develops and invests in real estate in St. Petersburg Russia. Our shareholding in Ruric was sold in March 2007.

During 2006 we committed to invest SEK 140 million in a fund managed by ING that will develop residential complexes in China.

Property management.    In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. For each of the years ended December 31, 2005 and December 31, 2006, such fees aggregated SEK 13 million.

Other businesses

General.    Through our unrestricted subsidiary Stena Adactum (‘‘Adactum’’), we invest in new businesses outside our traditional lines of business. For the year ended December 31, 2006, the Adactum operations, generated revenues of SEK 1.7 billion, which includes SEK 836 million related to the garden center and flower business ‘‘Blomsterlandet’’ and SEK 853 million related to Envac, and operating loss of SEK (0.2) million, which include depreciation and amortization expenses of SEK 69 million. Adactum makes long-term investments in listed companies as well as private companies. In April 2004, Adactum acquired Blomsterlandet and in June 2005, Adactum acquired Envac. Both Blomsterlandet and Envac are fully consolidated. In December 2005, we entered into a contract through Adactum to acquire five wind power systems (windmills). Operation of the windmills commenced in early 2007.

Investment activities

We maintain an investment portfolio of marketable securities and other short-term investments. As of December 31, 2006, the fair value of these investments (including restricted cash of SEK 882 million) amounted to SEK 8.3 billion, as compared to SEK 5.5 billion (including restricted cash of SEK 357 million) as of December 31, 2005. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and bonds.

We have also invested in VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. As of December 31, 2006, we had invested in three VIEs who’s total assets amounted to SEK 8.1 billion, which partly was financed by US dollar denominated notes issued by the VIEs in an aggregated amount of SEK 6.3 billion. In early 2007, we invested in a new, fourth VIE.

In addition to our hedging arrangements, we actively trade in currencies and to a lesser extent in interest rates. As of December 31, 2006, the notional amounts of such instruments were SEK 47 million as compared to SEK 657 million as of December 31, 2005.

The net gain on our portfolio of debt and equity securities and investment in VIEs together with dividends received and the results from our currency and interest rate trading activities, for the years ended December 31, 2004, 2005 and 2006, amounted to a gain of SEK 1.1 billion, a gain of SEK 1.0 billion and a gain of SEK 1.1 billion, respectively. We seek to maintain an investment portfolio that is well diversified with regards to asset classes and geographical markets to balance our exposure to various risks and have established a series of procedures and limits we believe are designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks, currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

Our current policies regarding our investments include limits on leverage, limits on percentage of debt securities and certain types of equity securities in our portfolio and limits on the transaction amounts by any single trader. In the case of certain of our investments, various agreements governing our indebtedness provide that if the value of our investment decreases below an established minimum level, the lender has the right to liquidate the investment.

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

The aggregate appraised value of our Roll-on/Roll-off vessels (including those used in our ferry operations), crude oil tankers and drilling rigs as of December 31, 2006, was approximately

SEK 21 billion as compared with the net book value as of December 31, 2006 of SEK 10.3 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

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

We maintain civil and war risk hull and machinery insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned by us and vessels bareboat chartered in or leased by us pursuant to a long-term finance lease. The bareboat charterer of a vessel is responsible for obtaining adequate hull and machinery insurance. We obtain ‘‘innocent owner insurance’’ to insure against the risk that the bareboat charterer’s hull and machinery insurance, war risk insurance and protection and indemnity insurance are not valid due to any act or omission of the charterer.

Loss of hire insurance.    We maintain loss of hire insurance to insure against a loss of income due to damage to the hull or machinery of any Roll-on/Roll-off vessels and tankers owned by us. Our drilling rigs are covered by loss of hire insurance, and vessels used in our ferry operations have loss of hire insurance at the option of the applicable route director.

Protection and indemnity insurance.    We maintain P&I insurance coverage for our shipping activities, which includes coverage against legal liability and other related expenses incurred due to the injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to third party property, or pollution arising from oil or other substance. Our P&I insurance coverage is arranged through four P&I mutual insurance clubs in Sweden, Norway and the United Kingdom. As a member of the club, we may be required to pay additional premiums in arrears. Our total premium is based on our own claims record, the total claims record of the members of the club and the aggregate claims record of all clubs that are members of the international association of P&I Clubs and the clubs’ costs for reinsurance.

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

Since February 20, 1996, the maximum exposure of all P&I clubs for liabilities to third parties has been capped at an amount based on a formula specified in the International Convention on Liability for Maritime Claims of 1976. Oil pollution coverage is also limited. Coverage for damages arising from oil pollution for vessels that are owned and bareboat chartered in is limited to $1 billion per vessel per incident. Coverage for our drilling rigs for damages arising from pollution is limited to $150 million per incident, except that coverage for Stena Clyde is limited to $100 million per incident. We believe we have adequate oil pollution coverage.

Our fleet of tankers is used to transport crude oil and petroleum products. The operation of these vessels, as well as our drilling rigs, could potentially result in an oil spill for which we could be liable. The Roll-on/Roll-off vessels owned and chartered out by us do not transport crude oil or petroleum products, but do carry significant quantities of diesel oil and other heavy oil used for fuel that, if spilled, would cause pollution and liability. In addition, vessels owned and chartered out by us could be involved in a collision with a tanker causing a spill of the tanker’s cargo for which we could be liable. See ‘‘Regulation.’’

Claims experience.    We have experienced some immaterial property losses over the past five years. These losses were all covered by insurance and none of these incidents resulted in a material loss or liability for us. In February 2004 one of our ferries was involved in a collision with another vessel. Insurance covered the damages to the vessel but not the loss of business, which was partly transferred to other routes.

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

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2006:

Name of Company	Domicile	Percentage Owned
Stena Bulk AB	Sweden	100
AB Stena Finans	Sweden	100
Stena Fastigheter AB	Sweden	100
Bostads AB Drott	Sweden	100
Stena Line Scandinavia AB	Sweden	100
Stena Adactum AB	Sweden	100
Stena Don AB	Sweden	100
Stena International SARL	Luxembourg	100
Stena Line Holland BV	The Netherlands	100
Stena Line Ltd	United Kingdom	100
Stena Drilling (Holdings) Ltd	United Kingdom	100
Stena Switzerland AG	Switzerland	100
Stena Maritime AG	Switzerland	100
Stena Finanzverwaltungs AG	Switzerland	100
Stena Tay (Hungary) Kft	Hungary	100

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

Environmental

We are subject to the laws of various jurisdictions and international conventions regarding the discharge of materials into the environment. The most onerous of such regulations in the United States are the Oil Pollution Act of 1990, or OPA ‘90 and the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA.

OPA ‘90.    OPA ‘90 establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA ‘90 affects all owners and operators whose vessels trade in the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States territorial area and the two hundred nautical mile exclusive economic zone of the United States.

Under OPA ‘90, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. OPA ‘90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker. These limits of liability do not apply if the incident was proximately caused by a violation of applicable United States Federal safety, construction or operating regulations or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities.

In order to ensure that the responsible parties will meet the minimum liability amount imposed by OPA ‘90, responsible parties must establish evidence of financial responsibility to pay. Certificates of financial responsibility have been obtained for all our owned or bareboat chartered vessels that trade in U.S. waters. We believe that if the need arises, certificates of financial responsibility for our other vessels could be obtained promptly. Guarantees from Shoreline Mutual (Bermuda) Limited and Arvak Ltd. are the primary vehicles through which we have satisfied the requirements under OPA ‘90.

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

Under OPA ‘90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA ‘90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. All our new buildings are compliant with OPA ‘90.

OPA ‘90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA ‘90. There is no uniform liability scheme among the states. Some states have OPA ‘90-like schemes for limiting liability to various amounts and some rely on common law fault-based remedies, while others impose strict and unlimited liability on an owner or operator. Some states have also established their own requirements for financial responsibility.

CERCLA.    CERCLA applies to discharges of hazardous substances (other than oil), whether on land or at sea. CERCLA applies to owners and operators of vessels and provides for cleanup, removal and natural resource damages. CERCLA’s liability regime is similar to that of OPA ‘90. We believe that we are in substantial compliance with OPA, CERCLA and all other applicable state and federal regulations applying to the waters of the United States and the ports where our vessels call.

IMO.    The International Maritime Organization (IMO), an agency of the United Nations, is responsible for measures to improve international shipping and to prevent pollution from ships. The IMO has developed international treaties and conventions to regulate the international shipping industry which now apply to over 98% of the world’s shipping. The most important of these are mentioned below.

CLC.    Many countries other than the United States have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil

Pollution Damage of 1969 and Protocol of 1992 (CLC). Under the CLC, a tanker’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by a discharge of persistent oil, such as crude oil, fuel oil, heavy diesel oil and lubricating oil, subject to certain complete defenses, including pollution damage resulting from an act of war, caused by a third party, or caused by the negligence or wrongful act of a government responsible for the maintenance of lights or other navigational aids. Liability is currently limited to between approximately $915 and $930 per gross ton plus $6.5 million for the first 5,000 gross tons, an amount that is subject to periodic adjustment. The right to limited liability is forfeited only where pollution damage is caused by the owner’s personal act or omission committed with intent to cause such damage or recklessly and with knowledge that the damage would result. Tankers trading in the territorial waters of contracting states must provide evidence of insurance covering the maximum amount for which the owner is strictly liable. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern and liability is imposed on the basis of fault or in a manner similar to the CLC.

MARPOL 73/78.    Annex 1 of the International Convention for the Prevention of Pollution from Ships 1973 and Protocol 1978 deals with the prevention of pollution from oil. The Convention provides stringent construction and operating standards to prevent the release of oil into the environment. Under the requirements of the Convention, all new oil tankers built since 1996 are required to have double hulls. MARPOL 73/78 was modified following the Erika and Prestige incidents on the West Coast of Europe in 1999 and 2002, respectively. In 2002, new amendments came in to force to Annex 1 of the Convention which set a global timetable for the accelerated the phase out of single hull tankers. These new regulations identify two categories of single hull tankers which are principally distinguished on the basis of whether they have protectively located segregated ballast tanks or not. Vessels fall into these categories if they are over 20,000 tons deadweight carrying heavy oil and over 30,000 tons deadweight carrying other oils. Category 3 tankers are tankers above 5,000 tons but below the tonnage of category 1 and category 2 tankers. These older single hull tankers must undergo a Condition Assessment Scheme (CAS) survey which apply to category 1 vessels continuing to trade up to 2005 and to category 2 vessels trading after 2010. However, these amendments have been over taken by the 2003 MARPOL amendments which came into force on 5 April 2005. These amendments accelerate the final phasing out of category 1 tankers to 2005 and category 2 and 3 tankers to 2010, although depending on the age of the ship, these dates can be earlier.

All our owned and finance leased tankers are double hulled vessels and all our tankers are fully compliant with MARPOL Annex 1 Rules. This Convention has further annexes including Annex 2 Control of Pollution by Noxious Liquid Substances, Annex 4 Prevention of Pollution by Sewage and Annex 6, Prevention of Air Pollution from Ships. All our vessels are fully compliant with all requirements of the MARPOL Convention and amendments.

Annex VI entered into force on 19 May 2005. This new annex sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. The sulphur content of fuel oil is limited to 4.5% m/m globally. The annex also contains provisions allowing for special SOx Emission Control Areas (SECAS) to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used onboard ships must not exceed 1.5% m/m. Annex VI also sets limits on emissions of nitrogen oxides (NOx) from diesel engines and prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons (CFCs). The Annex also prohibits the incineration onboard ship of certain products, such as contaminated packaging materials and polychlorinated biphenyls (PCBs). Our fleet is in compliance with these new requirements.

EU Directive 2005/33/EC amends the Directive 1999/32/EC as regards the sulphur content of marine fuels and entered into force July 6, 2005. The 2005/33/EC Directive to a great extent mirrors the Marpol Annex VI regulation on sulphur oxide emissions and sulphur emission control areas and was originally drafted as a means to speed up the ratification of Marpol Annex VI in compliance with the amended EU Directive.

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

SOLAS.    The International Convention for the Safety of Life at Sea (SOLAS) 1974 establishes basic safety standards for the construction and operation of merchant ships engaged on international voyages (including our Roll-on/Roll-off vessels and tankers). SOLAS has been ratified by more than 90 countries. SOLAS ‘74 provides safety standards for construction, machinery and electrical installations, life-saving appliances, radiotelegraphy and radiotelephony, navigation and the carriage of dangerous goods. SOLAS ‘74 puts the primary responsibility for compliance on the flag state, but there are provisions which recognize certain rights and obligations of countries where the ships call.

The SOLAS convention of 1990 (SOLAS ‘90) was adopted in 1990 to set new stability criteria for passenger carrying vessels. RoPax and car/passenger ferry vessels constructed after April 29, 1990 must be built to meet these and other requirements. RoPax and car/passenger ferry vessels that were constructed prior to April 29, 1990 were permitted to be retrofitted to comply with these SOLAS ‘90 regulations in stages. In accordance with the IMO SOLAS conference held in November 1995, all such vessels must be in full compliance with SOLAS ‘90.

At the 1995 SOLAS Conference, several amendments to SOLAS and IMO resolutions were adopted concerning RoRo passenger vessel stability, arrangements of bow doors, operations, communications, lifesaving and search and rescue. In particular, Resolution No. 14, also known as the Stockholm Agreement, allows for regional agreements to establish specific stability requirements for RoPax and car/passenger ferry vessels. These regulations also require vessels to fulfill the SOLAS ‘90 damage stability standard, which had applied to all RoRo passenger ships built since 1990 and was extended to existing ships in accordance with an agreed phase-in program. All our RoPax and car/passenger ferry vessels are currently in full compliance with SOLAS ‘90 as well as the Stockholm Agreement.

Amendments to SOLAS ‘74 establish greater fire safety standards for existing RoPax and multi-purpose ferry vessels and newbuildings. Our owned vessels are in full compliance with these fire and safety regulations.

Further amendments adopted to SOLAS ‘74 in 2000 and 2002 stipulate, among other things, the fitting of an Automatic Identification System (AIS) and a Voyage Data Recorder (VDR) for ships engaged on international voyages. Additional security provisions adopted under SOLAS in December 2002 include mandatory compliance with the new International Ship and Port Facility Security Code (ISPS Code). Our operations are fully compliant with these requirements.

In May 1994, the International Code of Safety for High Speed Craft was added to SOLAS’ 74, and entered into force under tacit acceptance as Chapter X of the Convention on January 1, 1996. These regulations mandate a variety of safety measures including requirements pertaining to structural stability and fire prevention. The rapid pace of development in this sector of shipping led to additional revisions of the Code of Safety for High Speed Craft in 2000, which entered into force on July 1, 2002. High Speed Craft to which these regulations apply are required to obtain a safety certificate and a permit to operate. Our HSS ferries have been designed to be in compliance with these regulations and we have obtained applicable permits and certifications during operation of these vessels.

Our drilling units are designed and constructed to meet all applicable rules and regulations for operation world-wide. Three of them are designed to operate in the harsh environment of the North Sea British sector, including Stena Don and Songa Dee, which are also designed to operate in the North Sea Norwegian sector environment.

Norway has the most demanding rules and regulations in the world. In order to work on the Norwegian Continental Shelf, Stena Don has been fully certified to meet the regulations of the Norwegian Petroleum Directorate (NPD). Stena Don also meets all the regulations of the Norwegian Maritime Directorate (NMD) for ‘‘marine’’ equipment, systems and arrangement and is also in compliance with all relevant regulations for operation on the British Continental Shelf. Stena Don is classed with Det Norske Veritas and has all applicable class notations, including class notations for dynamic positioning and drilling systems.

Finally, all our ships and our management companies comply with Chapter IX of the SOLAS Convention entitled Management for the Safe Operation of Ships. This made the International Safety Management Code (ISM Code) mandatory and establishes safety management objectives which are to:

•	provide for safe practices in ship operation in a safe working environment;

•	establish safeguards against all identified risks; and

•	continuously improve safety management skills of personnel, including preparing for emergencies.

The code requires a Safety Management System (SMS) to be established by the shipowner or manager who has responsibility for operating the ship and which establishes a policy for achieving the objectives. This includes providing the necessary resources and shore based support and a designated person ashore having direct access to the highest level of management. The code is documented and compiled in a safety management manual which is kept onboard the ship. Our vessels and management companies all are compliant with this Code and are audited regularly to ensure that this remains the case.

Athens Convention.    The International Convention relating to the Carriage of Passengers and their Luggage by Sea (PAL) 1974 has governed the liability of carriers for damage suffered by passengers carried on a seagoing vessel. The regime makes the carrier strictly liable for damage or loss suffered by a passenger if the incident causing the damage occurred during the carriage and was due to the fault or neglect of the carrier. However, the carrier may limit his liability unless the carrier acted with intent to cause such damage or recklessly and with knowledge that such damage would probably result.

The original convention and the limits have been substantially altered and increased by the 2002 Protocol to the Convention. The carrier is now strictly liable for the death or personal injury to a passenger with limited defenses if the carrier can prove that the incident resulted from an act of war, hostilities, civil war, insurrection or a natural phenomena of an exceptional inevitable and irresistible character or thoroughly caused by an act of omission done with intent to cause the incident by a third party. However, if the incident occurred as a result of the fault or neglect of the carrier then the limit is increased from approximately US $360,000 per passenger on each distinct occasion to approximately US $580,000 per passenger, provided that if the carrier is responsible for an act or omission with intent to cause damage or recklessly and with knowledge that damage would result, then the right to the limit is lost. A scheme of compulsory insurance has been introduced by the Convention to ensure that the carrier can meet these potential liabilities.

HNS Convention.    The International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances (HNS) 1996 is likely to come into force in the medium term. The liability aspects of the Convention are based on the CLC by establishing a regime of strict liability and the registered shipowner’s right to limit liability. However, the HNS goes further than the CLC in that it covers not only pollution damage but also the risks of fire and explosion including loss of life or personal injury as well as loss or damage to property. HNS substances include oil, liquefied gases and other dangerous, hazardous or harmful materials. The present limits of liability are between US $500 and US $2,000 per gross ton though it is likely that these limits will increase once the Convention is ratified and comes into force.

Item 4A.	Unresolved Staff Comments

None.

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

Significant events

Ferry Operations

In the third quarter of 2004 we ordered two RoPax vessels from a shipyard in Norway for use by Stena Line. The newbuilding process is managed by our RoRo division. The first of these vessels was delivered in August 2006 and commenced operations on our Killingholme – Hoek van Holland route as Stena Trader. The second vessel is expected to be delivered in May 2007.

In November 2006, we entered into a contract with Aker Yards in Germany to build two Super Ferries to be used by Stena Line. The total investment is approximately €460 million, of which €400 million remains to be paid as of December 31, 2006. Deliveries are scheduled for the first and third quarter of 2010. The contract includes options for two additional vessels of the same type.

The depreciation and amortization charges in the year ended December 31, 2006, included an impairment charge of SEK 710 million related to the HSS vessels.

Shipping

Roll-on/Roll-off vessel operations.    In March 2006, we entered into an agreement to acquire a newbuilt RoPax vessel from the Visentini shipyard in Italy. The vessel is expected to be delivered in May 2007. In April 2006, we sold the RoPax vessel Svealand.

Crude oil and petroleum product transportation.    In addition to the four tankers sold to Arlington in 2004, we sold two additional product tankers to Arlington which were delivered in January 2006. The vessels were chartered back to us for a period of three years with options for an additional 4.5 years.

Two Panamax tankers were delivered from the shipyard in February 2006 and June 2006, respectively. Both vessels were sold to a third party upon delivery from the shipyard and are chartered back to us from the new owner for a period of 30 months.

Our owned ice-class Aframax tanker was sold to a joint venture company with Neste Oil, in which we have a 50% interest, in August 2006. The vessel is on time charter to Neste Oil for a period of ten years.

Offshore drilling

In August 2005, we ordered a drillship, Stena DrillMAX, from the SHI shipyard in Korea for delivery at the end of 2007. The total investment is expected to be approximately $600 million. 80% of our investment in this vessel is financed by a combination of Export Credit Agency financings, bank financing and mezzanine debt.

In March 2006, the Company ordered a second Stena DrillMAX vessel from the SHI shipyard in Korea. The total investment is expected to be approximately $630 million, with delivery scheduled for mid-2008. In October 2006, we entered into financing arrangements for this drillship structured in the same way as the financing for the first drillship.

In May 2006, the Company sold the drilling rig Stena Dee to the Norwegian company Songa Offshore for a net consideration of $267.3 million. The rig was chartered back to us for a period to end no later than 2008 to complete its present charter contract with Norsk Hydro.

In October 2006, the Company ordered a third Stena DrillMAX vessel from the SHI shipyard in Korea. The total investment is expected to be approximately $710 million with delivery in June 2009. In March 2007, we entered into financing arrangements for this drillship structured similarly to the financing for the first two DrillMAX vessels for 80% of the total investment.

Real estate

In the year ended December 31, 2006, we acquired properties for approximately SEK 1.6 billion, mainly in Gothenburg, Stockholm and the Netherlands. During the same period properties were sold for approximately SEK 674 million.

Other businesses

In April 2004, our subsidiary Adactum acquired the Swedish chain store S-Invest AB (‘‘Blomsterlandet’’), a garden center and flower business for SEK 172 million, of which SEK 26 million is to be paid in 2009.

In June 2005, Adactum acquired Envac Centralsug AB (‘‘Envac’’), a company in the automated waste collection business that develops and sells underground network systems for the transportation of municipal and commercial waste. The cost of the acquisition was approximately SEK 577 million. Envac operates in 16 countries and had sales in 2005 and 2006 of SEK 785 million and SEK 853 million, respectively.

Financial activities

In February 2007, we purchased approximately $177 million of our 9.625% senior notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of 6.125% senior notes due 2017 and €102 million of 5.875% senior notes due 2019. As of the date of this Annual Report, we are seeking consents from the holders of our senior notes due 2013 and 2016 to amend the indentures relating to these notes. Such amendments require the consent of the holders of a majority in principal amount of each of such senior notes.

Results of Operations

	Year ended December 31,
	2004	2005	2006
	(SEK in millions)
CONSOLIDATED GROUP
Income Statement Data (Swedish GAAP):
Total revenues	16,721	19,619	22,895
Direct operating expenses	(10,943)	(12,631)	(13,547)
Selling and administrative expenses	(1,761)	(1,861)	(2,127)
Depreciation and amortization	(1,790)	(2,734)	(2,634)
Income from operations	2,227	2,393	4,587
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	9,024	9,045	9,413
Net gain (loss) on sale of vessels	11	—	—
Total Ferry operations	9,035	9,045	9,413
Drilling operations	1,429	1,871	3,027
Net gain on sale of vessels	—	—	1,483
Total Drilling operations	1,429	1,871	4,510
Shipping Roll-on/Roll-off vessels	383	458	373
Net gain on sale of vessels	273	191	219
Total Roll-on/Roll-off vessels	656	649	592
Crude Oil tankers	2,994	3,804	3,764
Net gain on sale of vessels	372	124	611
Total crude oil tankers	3,566	3,928	4,375
Other Shipping	115	143	146
Total Shipping	4,137	4,720	5,113
Property operations	1,357	1,882	1,970
Net gain on sale of properties	110	813	194
Total Property	1,467	2,695	2,164
Other	653	1,288	1,695
Total	16,721	19,619	22,895
Income (Loss) from Operations:
Ferry operations	535	(7)	393
Net gain (loss) on sale of vessels	11	—	—
Total Ferry operations	546	(7)	393
Drilling operations	(227)	(2)	774
Net gain on sale of vessels	—	—	1,483
Total Drilling operations	(227)	(2)	2,257
Shipping: Roll-on/Roll-off vessels	62	104	89
Net gain on sale of vessels	273	191	219
Total Roll-on/Roll-off vessels	335	295	308
Crude oil tankers	780	742	284
Net gain on sale of vessels	372	124	611
Total crude oil tankers	1,152	866	895
Other shipping	(13)	(7)	(8)
Total Shipping	1,474	1,154	1,195
Property operations	499	579	758
Net gain on sale of property	110	813	194
Total Property	609	1,392	952
Other	(175)	(144)	(210)
Total	2,227	2,393	4,587
Depreciation & Amortization:
Ferry operations	864	1,578	1,613
Drilling	575	590	633
Shipping: Roll-on/Roll-off vessels	100	124	99
Crude oil tankers	58	41	34
Other shipping	7	11	12
Total Shipping	165	176	145
Property	153	337	174
Other	33	53	69
Total	1,790	2,734	2,634

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Revenues in our ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 40% of our total revenues are generated in US dollars and approximately 30% of are generated in SEK. Approximately 35% of our total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although we seek to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

Average rates	January-December 2005	January-December 2006	Change
US $	7.4775	7.3766	(1)%
British pounds	13.5782	13.5752	0%
Euro	9.2849	9.2549	0%

Closing rates	December 31, 2005	December 31, 2006	Change
US $	7.9525	6.8725	(14)%
British pounds	13.7325	13.4875	(2)%
Euro	9.4300	9.0500	(4)%

Revenues

Total revenues increased SEK 3,276 million, or 17%, in the year ended December 31, 2006 to SEK 22,895 million from SEK 19,619 million in the year ended December 31, 2005, mainly as a result of gains on sale of vessels and increased operating revenues in almost all business segments, partly offset by decreased gains on sale of properties.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 368 million, or 4%, in the year ended December 31, 2006 to SEK 9,413 million from SEK 9,045 million in the year ended December 31, 2005, due to increased volumes in the freight business activity, partly offset by decreased volumes in passengers, cars and onboard sales.

Offshore Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 1,156 million, or 62%, in the year ended December 31, 2006 to SEK 3,027 million from SEK 1,871 million in the year ended December 31, 2005, mainly due to new contracts at higher day rates for Stena Tay and Stena Clyde, as well as higher utilization rates across the fleet. The change in dayrates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Net Gain on Sale of Vessels, Drilling.    In the year ended December 31, 2006 gains of SEK 1,483 million were recorded on the sale of the drilling rig Stena Dee. In the year ended December 31, 2005, no vessel sales were made.

Shipping.    Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 122 million, or 3%, in the year ended December 31, 2006 to SEK 4,283 million from SEK 4,405 million in the year ended December 31, 2005.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 85 million, or 19%, to SEK 373 million from SEK 458 million mainly due to the sale of the RoPax vessels Pride of Aquitaine in October 2005, Svealand in April 2006, and the redelivery of Vasaland in April 2006, partly offset by higher charter hire received for Stena Challenger and Mont Ventoux.

Revenues from crude oil tankers decreased SEK 40 million, or 1%, to SEK 3,764 million from SEK 3,804 million. In the year ended December 31, 2006, 42 tankers were operated (chartered or owned), compared to 39 tankers in the year ended December 31, 2005.

Net Gain on Sale of Vessels, Shipping.    In the year ended December 31, 2006, gains of SEK 830 million were recorded on the sale of the RoPax vessel Svealand and the tanker vessels Stena Contest, Stena Concept, Stena Compass, Stena Compassion and Stena Arctica. In the year ended December 31, 2005, gains of SEK 315 million were recorded on the sale of the RoRo vessel Pride of Aquitaine and on the crude oil tanker Stena Antarctica.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by us. Revenues from property operations increased SEK 88 million, or 5%, in the year ended December 31, 2006 to SEK 1,970 million from SEK 1,882 million in the year ended December 31, 2005, mainly related to increased number of properties and increased rents.

Net Gain on Sale of Properties.    In the year ended December 31, 2006, gains of SEK 194 million were recorded on the sale of properties. In the year ended December 31, 2005, gains of SEK 813 million were recorded, mainly related to properties acquired in the purchase of Drott.

Other.    Other revenues in the year ended December 31, 2006 were SEK 1,695 million, which includes SEK 836 million related to the garden center and flower business ‘‘Blomsterlandet’’ and SEK 853 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other revenues in the year ended December 31, 2005 were SEK 1,288 million which includes SEK 747 million related to the garden center and flower business ‘‘Blomsterlandet’’ and SEK 523 million related to Envac.

Direct operating expenses

Total direct operating expenses increased SEK 916 million in the year ended December 31, 2006 to SEK 13,547 million from SEK 12,631 million in the year ended December 31, 2005, or 7%, as a result of increased operating expenses in all operations except for the Ferry Operations and the RoRo business.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 166 million, or 3%, in the year ended December 31, 2006 to SEK 6,399 million from SEK 6,565 million in the year ended December 31, 2005, mainly due to decreased personnel related costs. The decrease is also due to a an impairment charge related to the HSS vessels of SEK 55 million, recorded in the year ended December 2005. Direct operating expenses for ferry operations for the year ended December 31, 2006 was 68% of revenues, as compared to 73% for the year ended December 31, 2005.

Offshore Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 331 million, or 30%, in the year ended December 31, 2006 to SEK 1,443 million from SEK 1,112 million in the year ended December 31, 2005. The increase is mainly due to higher expenses for Stena Tay and Stena Clyde, related to their new contracts in the US Gulf of Mexico/Nigeria and Australia, respectively. Direct operating expenses from drilling operations for the year ended December 31, 2006 were 48% of drilling revenues as compared to 59% for the year ended December 31, 2005.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 371 million, or 12%, in the year ended December 31, 2006 to SEK 3,437 million from SEK 3,066 million in the year ended December 31, 2005.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased SEK 34 million, or 18%, in the year ended December 31, 2006 to SEK 153 million from SEK 187 million in the year ended December 31, 2005, mainly due to the sale of the RoPax vessel Svealand in April 2006 and the redelivery of Vasaland in April 2006. Direct operating expenses for Roll-on/Roll-off vessels for the year ended December 31, 2006 were 41% of revenues, the same as for the year ended December 31, 2005.

Direct operating expenses associated with crude oil tankers increased SEK 405 million, or 14%, in the year ended December 31, 2006 to SEK 3,276 million from SEK 2,871 million, mainly due to increased expenses resulting from higher market rates for chartered in vessels and bunker fuel costs. Direct operating expenses for crude oil operations for the year ended December 31, 2006 were 87% of revenues, as compared to 75% for the year ended December 31, 2005. Direct operating expenses for crude oil tankers include time-charter costs, which are fixed for periods between 6 months and up to 10 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 76 million, or 9%, in the year ended December 31, 2006 to SEK 886 million from SEK 810 million in the year ended December 31, 2005, mainly related to an increased number of properties and increased heating costs. Total direct operating expenses from property operations in the year ended December 31, 2006 were 45% of property revenues, as compared to 43% for the year ended December 31, 2005.

Other.    Other direct operating expenses in the year ended December 31, 2006 were SEK 1,382 million, which includes SEK 761 million related to the garden center and flower business ‘‘Blomsterlandet’’ and SEK 615 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other direct operating expenses in the year ended December 31, 2005 were SEK 1,078 million, which includes SEK 693 million related to the garden center and flower business ‘‘Blomsterlandet’’ and SEK 375 million related to Envac.

Selling and administrative expenses

Selling and administrative expenses increased SEK 266 million, or 14%, in the year ended December 31, 2006 to SEK 2,127 million from SEK 1,861 million in the year ended December 31, 2005, mainly due to expenses in Envac, acquired in May 2005, together with increased personnel costs. The increase is also related to costs of SEK 52 million referring to the acquisition bid of the German/Danish Company Scandlines. Total selling and administrative expenses in the year ended December 31, 2006 were 9% of total revenues, as compared to 10% for the year ended December 31, 2005.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 100 million, or 4%, in the year ended December 31, 2006 to SEK 2,634 million from SEK 2,734 million in the year ended December 31, 2005. Depreciation and amortization charges in the year ended December 31, 2006 includes impairment charges related to the HSS vessels of SEK 710 million. Depreciation and amortization charges in the year ended December 31, 2005 included impairment charges related to the HSS vessels of SEK 765 million and impairment charges for real estate of SEK 180 million. The decrease in total depreciation and amortization is mainly due to decreased impairment charges.

Share of affiliated companies´ results

Share of affiliated companies´ results in the year ended December 31, 2006 and December 31, 2005 refers to our portion of the results of Midelfart Sonesson AB (publ) and Ballingslöv AB (publ).

Financial income and expense, net

Financial income and expense, net increased by SEK 68 million in the year ended December 31, 2006 to SEK 116 million from SEK 48 million in the year ended December 31, 2005.

Net gain (loss) on securities in the year ended December 31, 2006 was SEK 982 million, of which SEK 532 million related to realized gains on marketable debt and equity securities and SEK 450 million related to unrealized gains and losses. Net gain (loss) on securities in the year ended December 31, 2005 amounted to SEK 921 million, of which SEK 211 million related to realized gains on marketable debt and equity securities and SEK 710 million related to unrealized gains and losses.

Interest income in the year ended December 31, 2006 increased SEK 170 million to SEK 737 million from SEK 567 million in the year ended December 31, 2005, mainly related to increased interest income in our investments in VIEs.

Interest expense for the year ended December 31, 2006 increased SEK 254 million to SEK (1,649) million from SEK (1,395) million for the year ended December 31, 2005. This includes interest expense for the debt in VIEs, which increased SEK 143 million to SEK (342) million from SEK (199) million, partly as a result of the investment in the VIEs. Other interest expense increased SEK 111 million to SEK (1,307) million from SEK (1,196) million.

During the year ended December 31, 2006, foreign exchange gains (losses), net amounted to SEK 110 million, of which gains of SEK 7 million from currency trading and gains of SEK 103 million from translation differences. In the year ended December 31, 2005, foreign exchange gains (losses), net amounted to SEK (3) million, of which gains of SEK 22 million from currency trading and losses of SEK (25) million from translation differences.

Other financial income (expense) of SEK (167) million for the year ended December 31, 2006 includes SEK (45) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (121) million for the year ended December 31, 2005 includes SEK (57) million related to amortization of deferred finance charges.

Income taxes

Income taxes for the year ended December 31, 2006 were SEK (368) million, consisting of current taxes of SEK (299) million and deferred taxes of SEK (69) million. The effective tax rate in 2006 was approximately 8%. Income taxes for the year ended December 31, 2005 were SEK (173) million, consisting of current taxes of SEK (88) million and deferred taxes of SEK (85) million. The effective tax rate in 2005 was approximately 7%.The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

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

Average rates	January-December 2004	January-December 2005	Change
US $	7.4960	7.4775	0%
British pounds	13.4560	13.5782	1%
Euro	9.1268	9.2849	2%

Closing rates	December 31, 2004	December 31, 2005	Change
US $	6.6125	7.9525	20%
British pounds	12.7100	13.7325	8%
Euro	9.0070	9.4300	5%

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

Share of affiliated companies´ results

Share of affiliated companies´ results in the year ended December 31, 2005 refer to our portion of the results of Wilh. Sonessons AB (publ) and Ballingslöv AB (publ). Share of affiliated companies´ results in the year ended December 31, 2004 refer to our portion of Drott´s results in the period from May 13 to August 10, 2004, after which Drott is consolidated as a subsidiary, together with our portion of the results of Wilh. Sonessons AB (publ).

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

Other financial income (expense) of SEK (121) million for the year ended December 31, 2005 includes SEK (57) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (24) million for the year ended December 31, 2004 includes SEK (82) million related to amortization of deferred finance charges and SEK 100 million relating to amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10.625% Senior Notes due 2008 acquired in late 2000 over their redemption price.

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

As of December 31, 2006, we had total cash and marketable securities of SEK 9,148 million as compared with SEK 9,252 million at December 31, 2005. We have also invested in VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. As of December 31, 2006, we had invested in three VIEs who’s total assets amounted to SEK 8,073 million compared to SEK 6,213 million as of December 31, 2005.

Cash flows provided by operating activities increased to SEK 3,567 million in 2006 from SEK 2,403 million in 2005. Cash flows used in investing activities in 2006 amounted to SEK (7,287) million including capital expenditure of SEK (8,148) million. Cash flows used in investing activities in 2005 amounted to SEK (2,948) million including capital expenditure of SEK (5,152) million and purchase of subsidiaries of SEK (518) million. Cash flows provided by financing activities in 2006 amounted to SEK 1,092 million as compared with SEK 1,850 million in 2005.

Total interest bearing debt as of December 31, 2006 was SEK 24,469 million excluding the debt in the VIEs as compared with SEK 26,793 million at December 31, 2005. Interest bearing debt in the VIEs as of December 31, 2006 was SEK 6,302 million as compared with SEK 4,844 million at December 31, 2005. Total debt decreased partly due to the strengthening of the closing rate of the SEK against the US dollar and to a lesser extent versus the Euro. As of December 31, 2006, $402 million was utilized under the $1 billion revolving credit facility, of which $16 million was used for issuing of bank guarantees.As of December 31, 2005, a total of $859 million was outstanding under this facility, of which $10 million was used for issuing of bank guarantees. See ‘‘Description of other indebtedness’’ for further description of our credit facilities.

Our remaining capital expenditure commitment for newbuildings on order as of December 31, 2006 was SEK 12,423 million ($1,818 million), of which SEK 5,378 million ($787 million) is due within the next twelve months, SEK 3,863 million ($565 million) is due during 2008 and SEK 3,182 million ($466 million) is due in 2009 and thereafter. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facility, capital lease agreements, new bank loans or other financing arrangements; financing for 63 % of the unpaid balance has already been arranged.

We believe that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2006 were as follows:

	Payments due by period
	Total	Less than one year	1-3 years	4-5 years	More than 5 years	Not specified
	(SEK million)
Long-term debt, including current maturities	23,185	1,853	1,397	764	16,286	2,885
Debt in VIEs	6,302		395	1,216	4,691
Capital leases	1,284	38	77	82	1,087
Operating leases	7,191	2,319	2,279	1,334	1,259
Purchase obligations	12,713	5,668	7,045
Other non-current liabilities	932		771	34	127
Total	51,607	9,878	11,964	3,430	23,450	2,885

Our commercial commitments are listed in Note 25 of our consolidated financial statements and relate mainly to purchase obligations for newbuildings.

Off Balance Sheet Arrangements

One of our subsidiaries and Ugland have each guaranteed the performance by one of the Stena/Ugland joint ventures of its obligations under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and Ugland have also guaranteed the repayment by the other Stena/Ugland joint venture of a loan from a group of banks. Our liability under this loan is limited to 50% of the amount outstanding under the loan agreement, including interest, charges, expenses and damages. As of December 31, 2006, the outstanding total loan amount was $37 million.

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

Recent US GAAP accounting pronouncements

In June 2006, FASB Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109’’ (FIN 48) was issued. FIN 48 requires tax benefits from an uncertain position to be recognised if it is ‘more likely than not’ that the position is sustainable, based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in recognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 first applies for the Company from January 1, 2007. The Company is currently assessing the impact of adopting FIN 48.

In February 2006, the FASB issued Statement of Financial Accounting Standard (‘‘SFAS’’) 155 ‘‘Accounting for Certain Hybrid Financial Instruments’’ (SFAS 155). SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise have to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognised in earnings. Additionally, SFAS 155 requires that interest in securitised financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation (previously these were exempt from SFAS 133). SFAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company is currently assessing the impact of adopting SFAS 155.

In September 2006, the FASB issued SFAS 157 ‘‘Fair Value Measurements.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value.’’ SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adoption of this on the Company’s financial condition, results of operation or liquidity.

In September 2006, the FASB issued SFAS 158 ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,’’ an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. During 2006, the Company adopted the recognition and disclosure provisions of SFAS 158, which resulted in a SEK 312 million decrease in accumulated other comprehensive income and shareholders equity, a SEK 445 million increase in accrued pension liability, and a SEK 133 million decrease in deferred income taxes. The Company will adopt the measurement date provisions of SFAS 158 for the fiscal year ended December 31, 2008.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (‘‘SFAS 159’’) which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The following balance sheet items are within the scope of SFAS 159:

•	Recognized financial assets and financial liabilities unless a special exception applies

•	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments

•	Non-financial insurance contracts

•	Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument

SFAS 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. The Company is currently assessing the impact of adopting SFAS 159.

Reconciliation of Swedish GAAP to US GAAP

The differences in net income and stockholders’ equity between Swedish GAAP and US GAAP result primarily from differing accounting treatments for disposal of assets, depreciation of properties, investments in securities, financial instruments, purchase accounting, pensions and other items. See Note 31 of the notes to our Consolidated Financial Statements for a reconciliation of net income and stockholders’ equity from Swedish GAAP to US GAAP and a discussion of such differences.

Net income determined in accordance with US GAAP would have been SEK 1,852 million in 2004, SEK 2,008 million in 2005 and SEK 3,016 million in 2006 as compared to SEK 2,359 million, SEK 2,268 million and SEK 4,339 million of net income determined under Swedish GAAP for the years ended December 31, 2004, 2005 and 2006, respectively.

Stockholders’ equity determined in accordance with US GAAP would have been SEK 14,913 million and SEK 17,551 million at December 31, 2005 and 2006, respectively. Under Swedish GAAP, stockholders’ equity was SEK 15,132 and SEK 18,587 million at December 31, 2005 and 2006, respectively.

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

The following table sets forth the name, year of birth and position of each of our directors and executive officers as of March 31, 2007.

Name	Year born	Title
Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director(1)
Svante Carlsson	1948	Chief Financial Officer, Executive Vice President and Director
Jan Carlstein	1938	Director
Bengt Olof Eriksson	1937	Director
Stefan Lindskog	1951	Director
Jörgen Lorén	1961	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Anna-Lena Myhr	1944	Deputy Director (Employee Representative)

(1)	For details of Mr. Dan Sten Olsson’s share ownership, see Item 7.

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed chairman of the board of Stena AB in 2000. Mr. Jeansson also serves as a director on the board of Stena Metall. Mr. Jeansson is chairman of the boards of BIL Sweden and the Volvo Pensionsstiftelse and deputy chairman of Sixth Swedish National Pension Fund. He also serves as director of Volvo Lastvagnar AB, Volvo Construction Equipment, Svenskt Näringslov and Orkla ASA.

Dan Sten Olsson has served as chief executive officer and a director of Stena AB since 1983. Mr. Olsson also serves as member or chairman of the board of a majority of the significant companies in the Stena Sphere. Mr. Olsson is also Chairman of the Board of the Swedish Ship Owner’s Association. Mr. Olsson has been employed by Stena AB since 1972.

Svante Carlsson has served as chief financial officer since 1984, Executive Vice President of Stena AB since 1989 and a director of Stena AB since 1984. Mr. Carlsson also serves as a member of the board of directors of many other companies in the Stena Sphere. He has been employed by Stena AB since 1975.

Jan Carlstein has served as a director of Stena AB since late 1999 and managing director of Stena Metall from 1975 to August 31, 1999. Mr. Carlstein also serves as a member of the board of directors of Stena Metall.

Bengt Olof Eriksson has served as a director of Stena AB since May 1997 and served as Managing Director of Stena Fastigheter, a subsidiary of Stena AB, from 1981 to 1997. Mr. Eriksson also served as a member of the board of directors of Stena Fastigheter from June 1997 to June 2006.

Stefan Lindskog has served as a director of Stena AB since 1988. Mr. Lindskog is a partner of Wistrand Advokatbyra Stockholm KB and is also a member of the board of directors of Stena Metall.

Jörgen Lorén has served as a director of Stena AB, representing Stena AB employees affiliated with the Swedish Ship Officers’ Association, since 2006. Mr. Lorén is a Master Mariner and has been employed in our ferry operations since 1985.

Jens Ole Hansen has served as a director of Stena AB, representing Stena AB employees affiliated with the Swedish Seamens’ Union, since 1992. Mr. Hansen is a boatswain and has been employed in our ferry operations since 1974.

Anna-Lena Myhr has served as a deputy director of Stena AB, representing Stena AB employees affiliated with the Swedish Union of Commercial Employees, since 1999. Ms. Myhr is a salary clerk and has been employed in our ferry operations since 1973.

Other Key Employees

Christel Armstrong Darvik (born 1953) has served as managing director of Stena Fastigheter since October 1, 2006. She is a member of the board of directors of Specialfastigheter Sverige AB. Mrs. Armstrong Darvik has been employed in the Stena Sphere since 2006.

Gunnar Blomdahl (born 1955) has served as managing director of Stena Line Holding B.V. since January 2003. He has held a number of senior management positions at Stena Line since 1997, including as Area Director in charge of Stena Line’s Irish Sea operations from 2001 to 2003 and, prior to that, as head of the Sweden-Germany route and sales and marketing director for Stena Line’s Scandinavian operations.

Claes Davidsson (born 1950) has served as director of Ship Management and HR since 2003. Mr. Davidsson also serves as chairman of Northern Marine Management Ltd in Glasgow, Scotland and of Austen Maritime PTE Ltd., Singapore. Mr. Davidsson has been employed in the Stena Sphere since 1983.

John Helgesson (born 1945) has served as managing director of Stena Fastigheter since June 1, 1997 and as a director of Stena Fastigheter since 1997. Mr. Helgesson also serves as a director of the Swedish Property Owner’s Association and the Scandinavian International Property Association. Mr. Helgesson resigned as managing director of Stena Fastigheter in October 2006 and now serves as chairman of Stena Realty and vice chairman of Stena Fastigheter AB.

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

Harry Robertsson (born 1956) has served as technical director of Stena Rederi since 1999. Mr. Robertsson is a Naval Architect M.Sc. and has worked in the technical department of Stena Rederi since 1996. From 1984 to 1996 he has held positions in a shipyard and in marine consultancy firms.

Ulf Ryder (born 1952) has served as managing director of Stena Bulk since 1983 and as a director of Stena Bulk since 1982. Mr. Ryder also serves as a member of the board of directors of Northern Marine. Mr. Ryder has been employed in the Stena Sphere since 1982. In May 2006 Mr. Ryder was appointed deputy managing director of Stena Rederi.

Christer Schoug (born 1956) has served as shipping coordinator in Stena Rederi since 2005 and since May 2006 as director and managing director of Stena RoRo AB and deputy managing director of Stena Rederi. Mr. Schoug also serves as vice chairman of Northern Marine Management in Glasgow, Scotland. Mr. Schoug has been employed in the Stena Sphere since 1995.

Martin Svalstedt (born 1963) has served as managing director of Adactum since 2002. Mr. Svalstedt also serves as chairman of Gislaved Folie AB, S-Invest Trading AB and Midelfart Sonesson AB, and as board member in Gunnebo AB, Ballingslöv International AB, Envac Centralsug AB and Adactum.

Tom Welo (born 1947) has served as managing director of Stena Drilling Ltd. since October 1995. Mr. Welo has a Master of Science in Naval Architecture and Marine Engineering.

Compensation of Directors

For the year ended December 31, 2006, the aggregate compensation paid by the Stena AB to its directors (a total of nine persons) amounted to approximately SEK 12 million. For the year ended December 31, 2005, the aggregate compensation paid by the Stena AB to its directors amounted to approximately SEK 12 million.

Audit Committee

Following a decision by the board on December 20, 2006, an audit committee was established. At the same time the board approved the charter for the audit committee.

Lennart Jeansson (chairman of the board of Stena AB), Jan Carlstein (member of the board of Stena AB), Staffan Hultgren (chief controller for Stena AB) and Anne-Marie Pouteaux (outside counsel to the Company and company secretary in Stena AB) are members of the audit committee. Mr. Lennart Jeansson acts as chairman of the audit committee.

Pursuant to the charter, the overall objectives and responsibilities of the audit committee are to assist the board in fulfilling its oversight responsibility relating to the Company´s accounting matters, the system of internal controls, the management’s monitoring and controlling of business risks, corporate governance activity and legal and regulatory requirements to the extent applicable to financial matters.

The audit committee is appointed by and can be removed by the board of directors and shall have at least three meetings per year.

Employees

The chart below sets forth the average number of employees in each of our principal business areas.

	2004	2005	2006
Ferry Operations	5,324	5,540	5,564
Drilling	590	649	665
Shipping	577	569	626
Property Operations	267	264	283
Other	387	656	907
Total	7,145	7,678	8,045

For 2004, ‘‘Other’’ in the table above includes 327 persons employed in ‘‘Blomsterlandet’’ which was acquired in 2004. For 2005, ‘‘Other’’ in the table above includes 403 persons employed in ‘‘Blomsterlandet’’ and 183 persons employed in ‘‘Envac’’ which was acquired in 2005. For 2006, ‘‘Other’’ in the table above includes 439 employed in ‘‘Blomsterlandet and 388 persons employed in ‘‘Envac’’. In addition to the employees referred to above, Northern Marine Management employed 4,475 persons in 2006 in external ship management services, as compared to 4,172 persons in 2005 and 3,053 persons in 2004.

We have good relations with our work force and the labor unions representing them.

Options

No options exist to purchase securities from us.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of March 31, 2007:

Name of beneficial owner	Number of shares	Percentage ownership
Dan Sten Olsson	25,500	51.0%
Madeleine Olsson Eriksson	12,250	24.5%
Stefan Sten Olsson Holding Ltd	12,250	24.5%

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

Concordia

Concordia and the Company through Stena Bulk AB (‘‘Stena Bulk’’), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the ‘‘Allocation Agreement’’) pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No agreements were made in 2005 or 2006. The net outcome of the agreement including results on forward contracts was a loss of SEK 1 million in 2004 and a loss of SEK 1 million in 2005 and SEK 0 million in 2006.

We provide certain services to Concordia such as administration, marketing, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia’s personnel and certain financial and other services. We earned fees equal to SEK 17 million, SEK 13 million and SEK 25 million in 2004, 2005 and 2006 respectively, for these services.

Sessan

Since June 1999, we have served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. We earned total fees of SEK 1 million in each of the years 2004, 2005 and 2006 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed by an interest bearing credit facility from us. As of December 31, 2006, DKK 213 million was outstanding under this facility as compared to DKK 211 million as of December 31, 2005.

In December 2002, we sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from us in 1996. The vessel is chartered back as an operating lease, for which we paid charterhire of SEK 61 million for each of the years 2004 and 2005 and SEK 59 million for 2006.

Sessan has invested in shares in the company Meda AB (‘‘Meda’’). In 2005, a new share issue in Meda was guaranteed by the Company. In connection with the new issue, the Company purchased shares in Meda. Sessan had the option to buy these shares at a price of 10% above the price paid by the Company. This option was exercised in 2006.

In 2003 we granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company. During the year, Stena aquired shares in Ballingslöv at a market value of SEK 35 million from Sessan. At the same time the loan of SEK 10 million was repaid.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 726 million, SEK 1,127 million and SEK 1,840 million in 2004, 2005 and 2006, respectively.

We paid charterhire for vessels to Stena Metall equal to SEK 46 million in 2004 and SEK 63 million each of the years 2005 and 2006.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2004, 2005 and 2006 for these services.

Olsson Family

We rent office space from members of the Olsson family. In 2004, 2005 and 2006. we paid SEK 28 million, SEK 29 million and SEK 32 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In 2004, 2005 and 2006, members of the Olsson family paid us SEK 11 million, SEK 13 million and SEK 12 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In 2004, we acquired properties in Sweden, that were subsequently sold to the Olsson family at a value of SEK 587 million. This transaction had no impact on our consolidated accounts.

In 2005, the Company sold a property to the family of SEK 96 million. The sale was made at market price.

In 2006, we acquired shares in Gunnebo and Gunnebo Industrier at a market value of SEK 18 million from the family.

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

Dividends

We paid a cash dividend of SEK 70 million, SEK 195 million and SEK 215 million for the years ended December 31, 2004, 2005 and 2006, respectively. The dividends are made out of unrestricted earnings in the stockholders equity and paid out the year after the respective financial year.

Item 9.    The Offer and Listing

Not applicable.

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

Directors

Under the Swedish Companies Act, a director may not participate in matters regarding agreements between the director and Stena AB and agreements between third parties if the director has a material interest in the matter which conflicts with the interest of Stena AB. In addition, if a director represents, either individually or together with any other person, a legal entity, such director may not participate in discussions with respect to agreements between Stena AB and such legal entity. However, a director’s recusal is not required in instances where the company is entirely owned, directly or indirectly, by the director or where the transaction giving rise to the potential conflict of interest involves the company and another entity that is part of a related group of the company.

A director may not vote in matters affecting his or any member of the board of directors’ compensation for work related to the board of directors. Compensation related to a director’s position as a board member may only be approved by shareholders at a general meeting. With respect to the powers of directors, Swedish law provides that the board of directors represents Stena AB and is therefore authorized to undertake obligations on our behalf. Decisions on for example major borrowings shall thus be taken by the board of directors. The execution of such decisions has been entrusted by the board of directors to the joint exercise of two directors. Neither our Articles of Association nor Swedish law affect a director’s retirement or non-retirement based on the age of the director. Additionally, directors are not required to own shares in us in order to qualify as directors of us.

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

General Meetings

Our Articles require an ordinary general meeting once a year within six months after the end of the fiscal year. Notice to convene the annual general meeting shall be given by announcement in Post-och Inrikes Tidningar and in Svenska Dagbladet or another national newspaper no earlier than six weeks and at the latest four weeks prior to the meeting. The agenda of the annual general meeting includes, among other things, the election of chairman of the meeting; preparation and confirmation of the electoral register; presentation of the annual financial report, auditors’ report and, if applicable, the consolidated financial report and the consolidated auditors’ report; and election of the board of directors, auditors and deputy director. Anyone entitled to vote, or such person’s representative, may participate and vote at the meeting.

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

Material Financial Contracts

Revolving credit facility.    On December 8, 2004, Stena Holland BV (formerly Stena International B.V.) and Stena (Switzerland) AG (‘‘SSAG’’) entered into a $1 billion secured revolving credit facility with a syndicate of financial institutions, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ), Nordea Bank AB (publ), Citigroup Global Markets Limited, DnB NOR Bank ASA and HSBC Bank plc act as lead arrangers and Svenska Handelsbanken AB (publ) acts as facility agent. The revolving credit facility was made available for the purposes of refinancing Stena Holland BV’s existing debt, including the 2002 and 2001 revolving credit facilities together with certain other vessel financings, and to provide financing for general corporate purposes. Stena Holland BV’s and SSAG’s obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

The final maturity of the revolving credit facility is January 28, 2013. Borrowings under the revolving credit facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin, which ranges from 0.60% to 0.725% depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility gives the option to drawdown advances for periods of one, two, three or six months, or for other periods with the consent of the lenders. Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

The obligations of Stena Holland BV and SSAG under the revolving credit facility are secured by, among other things, first priority security interests on Stena Shipper, Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Stena Don, Stena Forwarder, Stena Baltica, Stena Carisma (and its linkspans), Stena Danica, Stena Discovery, Stena Europe, Stena Forecaster, Stena Forerunner, Stena Foreteller, Stena Germanica, Stena Scandinavica, Stena Scanrail, Stena Searider, Stena Seatrader and the Holyhead and Stranraer ports. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of any debt secured by a prior mortgage therein) to 140% of the facility amount.

The revolving credit facility imposes various financial and operating covenants upon us and certain of our subsidiaries. Among other things, the principal financial covenants (i) require us to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and cash equivalents of not less than $50 million, (iii) require our net debt to be no greater than 65% of the capitalisation, and (iv) require us to maintain ownership of the security parties that, at the date of execution of the credit facility agreement, are members of the Stena AB group.

As of December 31, 2006, the amount of indebtedness under the revolving credit facility was $386 million and $16 million used in connection with guarantees and letters of credit. As of December 31, 2005, a total of $859 million was utilized under this facility, of which $10 million was used for issuing of bank guarantees.

Adactum secured bank facility.    On October 16, 2006, Adactum entered into a new secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ) with a total principle amount of SEK 450 million. The facility matures on October 16, 2009. It bears interest at a rate based on Stockholm Interbank Offered Rates plus an applicable margin of 0.75%. Stena Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The facility includes a cross-default provision that provides that an event of default occurs if we, Adactum or any present or future subsidiary of Stena AB fail to pay our respective indebtedness when due in respect of such debt that exceeds $15 million. As of December 31, 2006, SEK 160 million was utilized.

Debt in VIE’s.    As of December 31, 2006 we had investment in three VIEs: Canyon Capital CDO-2002, Canyon Capital CLO-2004 and Canyon Capital CLO-2006. In early 2007, we invested in a new, fourth VIE. The assets and liabilities of the VIEs are consolidated in our financial statements, although the debt of the VIEs is non-recourse to Stena.

As of December 31, 2006, Canyon Capital CDO-2002 Ltd, Canyon Capital CLO-2004 Ltd and Canyon Capital CLO-2006 Ltd (created in August 2006), had issued senior secured notes to fund their portfolio investments in the US high yield bond and corporate loan markets. The total outstanding debt for all three VIEs as of December 31, 2006 amounted to SEK 6,302 million, as compared with SEK 4,844 million as of December 31, 2005. The remaining funding for the VIEs has been provided by the Company and other investors as subordinated notes and preferred share capital.

Canyon Capital CDO-2002 Ltd issued senior secured notes maturing in May 2014, consisting of $222 million Class A notes, $11.1 million Class B notes and $11.2 million Class C notes. The Class

A and B notes bear interest at a variable interest rate of Libor, plus a margin of 0.60% and 3.75%, respectively, and the Class C notes bear a fixed interest rate of 12.88%. Interest is payable semiannually. Canyon Capital CLO-2004 Ltd issued notes maturing in October 2016, consisting of $200 million Class A1 notes, $68.5 million Class A2 notes, $36 million Class B notes, $29 million Class C notes and $16 million Class D senior secured notes. The Class A, B, and C notes bear interest at a variable interest rate of Libor, plus a margin of 0.37%, 1.25% and 2.50%, respectively, and the Class D notes bear a fixed interest rate of 12.88%. Canyon Capital CLO-2006 Ltd issued senior secured notes maturing in August 2020, consisting of $266 million Class A notes, $15.2 million Class B notes, $22.8 million Class C notes, $22.8 million Class D notes and 13.3 million Class E notes. The notes bear interest at a variable rate of LIBOR plus a margin of 0.25-0.27% for Class A notes and 0.42%, 0.70%, 1.60% and 3.75% for Class B, C, D and E notes, respectively. Interest is payable semi-annually. All notes are secured by the underlying securities held by each VIE.

9.625% Senior Notes, 7.5% Senior Notes and 7% Senior Notes.    As of December 31, 2006, we had $177 million principal amount of 9.625% senior notes due 2012 outstanding, $175 million principal amount of 7.5% senior notes due 2013 outstanding and $250 million principal amount of 7% senior notes due 2016 outstanding. In February 2007, we purchased approximately $177 million of our 9.625% senior notes due 2012 pursuant to a tender offer and consent solicitation, representing approximately 99% of these outstanding senior notes. The 7.5% senior notes, issued in November 2003, mature on November 1, 2013, and interest is payable semi-annually on May 1 and November 1 of each year. The 7.5% senior notes are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The 7% senior notes, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The 7% senior notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2009. The indentures governing these senior notes contain certain covenants with respect to, among others, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness. Since Stena AB is a holding company and all our operations are conducted through our subsidiaries, the notes are structurally subordinated to all existing and future liabilities (including trade payables) of the subsidiaries, including those under the revolving credit facility.

6.125% Senior Notes and 5.875% Senior Notes.    On February 8, 2007, we completed an offering of €300 million of our 6.125% senior notes due 2017 and on February 14, 2007, we completed an offering of €102 million of our 5.875% senior notes due 2019. Interest is payable semi-annually on February 1 and August 1 of each year. The indentures governing the notes contain certain covenants with respect to, among others, limitations on consolidated and subsidiary indebtedness and limitations on liens on capital markets indebtedness. The notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness. Since Stena AB is a holding company and all our operations are conducted through our subsidiaries, the notes are structurally subordinated to all existing and future liabilities (including trade payables) of the subsidiaries, including those under the revolving credit facility.

Consent solicitation for senior notes due 2013 and 2016.     As of the date of this Annual Report, we are seeking consents from the holders of our senior notes due 2013 and 2016 to amend the indentures relating to these notes to conform the covenants in these notes. Such amendments require the consent of the holders of a majority in principal amount of each of such senior notes.

Change of control

The 2004 revolving credit facility as well as certain vessel financings provide that the failure of immediate members of the Olsson family or their legal representatives to own at least 75% of the voting equity in Stena AB, which failure is not cured within 90 to 120 days, triggers a mandatory prepayment of all outstanding advances and the termination of the facility unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in Stena International Sarl and/or SSAG, then all amounts outstanding under the 2004 revolving credit facility become immediately payable on demand, and upon such demand the facility terminate. In addition, the SEK  450 million Stena Adactum facility will become payable on demand if Stena AB ceases to own, directly or indirectly, 100% of the equity in Stena Adactum.

The indentures governing all of our senior notes require Stena AB to make an offer to purchase all notes outstanding under such Indenture at 101% of their principal amount if shareholders ultimately controlled by the Olsson family do not directly or indirectly beneficially own or control at least 50% of the voting equity in Stena AB.

Other

Property-related debt.    As of December 31, 2006, we have bank mortgage loans on the real estate, buildings and land in our real estate business segment of approximately SEK 12.3 billion that are denominated in SEK and EUR with maturities from 2008 through 2024.

Other.    As of December 31, 2006, we were obligated with respect to lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 4.5 billion. These are denominated in US dollars, British pounds and euros.

Exchange Controls and Other Limitations Affecting Security Holders

None.

Taxation

Not Applicable.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. In accordance with these requirements, we file reports and other information with the SEC. These materials, including the Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports and other information regarding issuers that file electronically with the SEC. The web site address is http://www.sec.gov. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 202-551-8090.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

In the course of our operations, we are exposed to various types of market risks. Our primary market risks are foreign exchange risks, interest rate risks, oil price risks, equity price risks and trading risks. We seek to manage our exposure to adverse changes in foreign currency exchange rates, interest rates and oil prices through the use of various derivative financial instruments. We conduct monitoring and control of these risks continuously in each company as well as centrally. Our positions are monitored using a variety of techniques, such as market value and sensitivity analyses. All our financial transactions are carried out through the central finance functions located in Sweden, Luxembourg, Switzerland and the Netherlands, which conduct their operations within established risk mandates and limits. The information presented below should be read in conjunction with Note 27 to our consolidated financial statements.

Foreign Exchange Risks

We are exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of our operations. Our currency risk is related to changes in contracted and projected flows of payments denominated in currencies other than the functional currency (transaction exposure), to the translation of our monetary assets and liabilities that are denominated in such currencies (translation exposure), to the translation of net assets of foreign subsidiaries (equity exposure) and financial trading activities. The objective of our foreign exchange risk management program is to seek to manage the risk of adverse foreign exchange movements on our income and financial position.

Transaction Exposure

Our revenues and expenses, as reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily in relation to the US dollar and, to a lesser extent, the British pound, the Euro and the Norwegian kronor. When the Swedish kronor appreciates against other currencies, our revenues and expenses as reported in Swedish kronor may decrease and when the Swedish kronor declines against other currencies, our revenues and expenses as reported in Swedish kronor may increase. Future changes in exchange rates may also impact our reported revenues and expenses.

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

We seek to manage our exposure from the risk of adverse foreign currency fluctuations arising from certain assets and liabilities denominated in foreign currencies. Group companies operate in local currencies or in US dollars. Our financial exposure is managed through us generally maintaining loans and investments in the same currency. In companies with loans and investments in foreign currencies, hedging is carried out in accordance with our financial policy. We primarily use forward exchange contracts and currency swaps and, to a lesser extent, purchased foreign currency options to manage our foreign currency translation exposure.

After taking into account hedging instruments as above, we recorded net translation exchange gains/(losses) of SEK (25) million and SEK 102 million for the financial years ended December 31, 2005 and 2006, respectively. This equals 0.05% and 0.2 % of total assets of SEK 54,812 million and SEK 60,417 million as of December 31, 2005 and 2006, respectively.

Equity Exposure

When we prepare our consolidated financial statements, the net assets of our foreign subsidiaries and part of affiliated companies are translated to Swedish kronor at the exchange rate in effect on the date of the balance sheet. To the extent that the currency exposure from the net assets of certain foreign subsidiaries is hedged, we use foreign exchange contracts. We record translation differences arising from net assets of foreign subsidiaries directly to stockholders’ equity.

The book value of our net assets of foreign subsidiaries, as of December 31, 2005 and 2006, was approximately SEK 9.6 billion and SEK 12.8 billion, respectively. The net assets are expressed mainly in Swedish kronor, Euro, British pounds and US dollars. A 1% change in the value of the

Swedish kronor against each of the functional currencies of our foreign subsidiaries would affect our shareholders’ equity as of December 31, 2006 by SEK 128 million. In 2006, our shareholders’ equity decreased by SEK 858 million due to exchange rate differences (see also Note 18 to our audited consolidated financial statements).

Bunker Fuel Exposure

Our expenses are also significantly affected by fluctuations in price of bunker fuel oil used for propulsion, primarily in our ferry operations.

We use fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the price of oil. Contracts related to hedging of bunker fuels normally extend to 12 to 18 months but can be for terms of up to three years based on management’s assessment of acceptable risk levels and future oil prices (see also Note 27 in our audited consolidated financial statements).

Financial Trading Activities

We also from time to time buy and sell certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. We refer to such financial instruments that are not used in our program of interest rate and foreign currency risk management as ‘trading’ for purposes of this Annual Report. All trading instruments are subject to market risk; that is, the risk that future changes in market conditions may make an instrument less valuable. We are a party to a variety of interest rate and foreign currency contracts in our trading activities.

We recorded net gains from currency and interest rate trading activities of SEK 22 million and SEK 7 million for the financial years ended December 31, 2005 and 2006, respectively.

Interest Rate Risks

We use several types of financial instruments to seek to manage our interest rate risk, such as interest rate swaps, futures, options and collars. The extent of our use of these financial instruments is determined by reference to the net exposure of our debt that is subject to interest rate risk and management’s views regarding future interest rates. We use such financial instruments to seek to achieve a desired interest rate on our interest-bearing liabilities. For example, all our interest rate swaps convert floating rate debt to a fixed rate of interest, and for those instruments changes in interest rates may affect the value of the interest rate swaps. However, interest expense in our income statement is recorded at the fixed interest rate swap agreement and, accordingly, is not affected by the change in interest rates.

At the end of 2006, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest bearing debt consisted of approximately 55% floating rate borrowings and 45% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2006 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity Price Risk

At December 31, 2006, the fair value of our marketable securities and short-term investments (excluding restricted cash) amounted to SEK 7.4 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 74 million. Under current GAAP, movements in fair value of these investments will result in an immediate change to our financial statements.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Evaluation of Controls and Procedures.    An evaluation of our disclosure controls and procedures was conducted as of December 31, 2006 (the ‘‘Evaluation Date’’) under the supervision of our Chief Executive Officer and Chief Financial Officer.

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

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

On April 25, 2007, our Board of Directors determined that Staffan Hultgren qualifies as an ‘‘audit committee financial expert’’ within the meaning of Item 16A of Form 20-F. Mr. Hultgren is our chief controller and is therefore not ‘‘independent’’.

Item 16B.    Code of Ethics

On April 23, 2004, our Board of Directors adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Controller and Chief Accounting Officer. A copy of the Code of Ethics is filed as an exhibit to the Annual Report filed June 14, 2004.

Item 16C.    Principal Accountant Fees and Services

Fees and Services

Aggregate fees for professional services rendered by auditors and advisors for the years ended December 31, 2005 and 2006 were:

	2005	2006
KPMG:
Audit fees	25	23
Audit related fees	2	1
Tax fees	18	17
All other fees	6	2
Total KPMG	51	43
Other auditors
Tax fees	10	16
All other fees	5	4
Grand total	66	63

The audit fees for the years ended December 31, 2005 and 2006 were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. The audit related fees for the years ended December 31, 2005 and 2006 include fees for supporting guidelines concerning accounting practices and standards.

Tax fees for the years ended December 31, 2005 and 2006 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The all other fees category for the year ended December 31, 2005 and 2006 includes fees primarily related to other general consulting.

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

During 2006, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not   Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not   Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements and schedules, together with the reports of KPMG thereon, are filed as part of this Annual Report.

Other Schedules have been omitted because the required information is not applicable or is included in our Consolidated Financial Statements.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report.

Exhibit Number
1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002 (the ‘‘2002 Registration Statement’’)).*
2.1	Indenture dated as of November 27, 2002 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the Company’s 9.625% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to the 2002 Registration Statement).*
2.2	Indenture dated as of December 2, 2003 between the Company and JPMorgan Chase Bank, as trustee, relating to the Company’s 7.5% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (file number 333-111353) filed with the SEC on December 19, 2003 (the ‘‘2003 Registration Statement’’)).*

2.3	Indenture dated as of November 23, 2004 between the Company and JPMorgan Chase Bank, N.A., as trustee relating to the Company’s 7 % Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (file number 333-121464) filed with the SEC on December 20, 2004 (the ‘‘2004 Registration Statement’’)). *
2.4	Indenture dated as of February 8, 2007 between the Company and Deutsche Bank AG, as trustee relating to the Company’s 6.125% Senior Notes due 2017 **
2.5	Indenture dated as of February 14, 2007 between the Company and Deutsche Bank AG, as trustee relating to the Company’s 5.875% Senior Notes due 2019 **
4.1	Facility Agreement dated December 8, 2004, between Stena International BV and Stena (Switzerland) AG as Borrowers and Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank Plc, J.P. Morgan Plc, Nordea Bank Sverige AB publ, and Svenska Handelsbanken AB publ.*
4.2	Registration Rights Agreement, dated November 27, 2002, between the Company, J.P. Morgan Securities Inc., ABN AMRO Incorporated, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Registration Statement).*
4.3	Registration Rights Agreement, dated December 2, 2003, between the Company, J.P. Morgan Securities Inc., ABN AMRO Bank N.V., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2003 Registration Statement).*
4.4	Registration Rights Agreement, dated November 23, 2004 between the Company and J.P.Morgan Securities Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.3 to the 2004 Registration Statement).*
8	List of Subsidiaries of the Company.**
11.	Code of Ethics relating to the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Stena AB (publ) (incorporated by reference to Exhibit 11 to the Company’s annual report on Form 20-F filed with the SEC on June 14, 2004.)*
12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated April 30, 2007.**
12.2	Certification of Svante Carlsson, Chief Financial Officer of Stena AB, dated April 30, 2007.**
13.1	Certification of Chief Executive Officer and Chief Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	Previously filed with the SEC and incorporated herein by reference.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 30, 2007	STENA AB (publ)

By: /s/ Dan Sten Olsson
Name: Dan Sten Olsson Title: Chief Executive Officer
By: /s/ Svante Carlsson
Name: Svante Carlsson Title: Chief Financial Officer

FINAL

Consolidated Financial Statements

Stena AB (publ)

Report of Independent Registered Public Accounting Firm

The Board of Directors,
Stena AB (publ)

We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2006 and the related consolidated statements of changes in stockholders equity for each of the years in the two year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006 in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is summarized in Note 31 to the consolidated financial statements.

Gothenburg, Sweden
April 25, 2007
KPMG Bohlins AB

Thord Elmersson
Authorized Public Accountant

Consolidated Income Statements
Years ended December 31, 2004, 2005 and 2006

(In millions)	Note	2004 SEK	2005 SEK	2006 SEK	2006 USD (unaudited- Note 1)
Revenues:
Ferry
Operations		9,024	9,045	9,413	1,377
Net gain on sale of vessels	3	11
Total ferry operations		9,035	9,045	9,413	1,377
Drilling
Operations		1,429	1,871	3,027	443
Net gain on sale of vessels	3			1,483	217
Total drilling		1,429	1,871	4,510	660
Shipping
Operations		3,492	4,405	4,283	627
Net gain on sale of vessels	3	645	315	830	121
Total shipping		4,137	4,720	5,113	748
Property
Operations		1,357	1,882	1,970	288
Net gain on sale of properties	3	110	813	194	29
Total property		1,467	2,695	2,164	317
Other		653	1,288	1,695	248
Total revenues	2	16,721	19,619	22,895	3,350
Direct operating expenses:
Ferry operations		(6,707)	(6,565)	(6,399)	(936)
Drilling		(946)	(1,112)	(1,443)	(211)
Shipping		(2,212)	(3,066)	(3,437)	(503)
Property		(509)	(810)	(886)	(130)
Other		(569)	(1,078)	(1,382)	(202)
Total direct operating expenses		(10,943)	(12,631)	(13,547)	(1,982)
Selling and administrative expenses	4	(1,761)	(1,861)	(2,127)	(311)
Depreciation and amortization	2	(1,790)	(2,734)	(2,634)	(386)
Total operating expenses		(14,494)	(17,226)	(18,308)	(2,679)
Income from operations	2	2,227	2,393	4,587	671
Share of affiliated companies´ results	5	17	21	27	4
Financial income and expense:
Dividends received		36	79	103	15
Gain (loss) on securities, net	6	1,060	921	982	144
Interest income		382	567	737	108
Interest expense		(1,135)	(1,395)	(1,649)	(241)
Foreign exchange gains (losses), net	7	(107)	(3)	110	16
Other financial income (expense), net	8	(24)	(121)	(167)	(25)
Total financial income and expense		212	48	116	17
Minority interest	3,12	(77)	(21)	(23)	(3)
Income before taxes		2,379	2,441	4,707	689
Income taxes	9	(20)	(173)	(368)	(54)
Net income		2,359	2,268	4,339	635

Consolidated Balance Sheets
December 31, 2005 and 2006

		December 31
(In millions)	Note	2005 SEK	2006 SEK	2006 USD (unaudited- Note 1)
ASSETS
Noncurrent assets:
Intangible assets	10	806	688	101
Tangible fixed assets:	11
Vessels		13,585	10,277	1,504
Construction in progress		1,280	5,658	828
Equipment		626	628	92
Property		17,275	17,948	2,626
Total tangible fixed assets		32,766	34,511	5,050
Financial fixed assets:
Investment in affiliated companies	5	332	397	58
Investment in VIEs	12	5,753	7,341	1,074
Marketable securities	13	3,295	5,802	849
Other noncurrent assets	14	1,440	3,520	515
Total financial fixed assets		10,820	17,060	2,496
Total noncurrent assets		44,392	52,259	7,647
Current assets:
Inventories		325	317	46
Short-term receivables
Trade debtors	15	2,092	2,007	294
Other receivables	15	1,156	1,617	237
Prepaid expenses and accrued income	15	890	871	127
Total short-term receivables		4,138	4,495	658
Short-term investments	16	2,213	2,462	360
Cash and cash equivalents	17	3,744	884	129
Total current assets		10,420	8,158	1,193
Total assets	2	54,812	60,417	8,840
STOCKHOLDERS´ EQUITY AND LIABILITIES
Stockholders’ equity:	18
Capital stock		5	5	1
Reserves		926	842	123
Retained earnings		11,933	13,401	1,961
Net income		2,268	4,339	635
Total stockholders’ equity		15,132	18,587	2,720
Minority interest	12	131	162	24
Provisions:	19
Deferred income taxes		1,517	1,709	250
Pension liabilities		1,882	2,205	323
Other provisions		46	1,668	244
Total provisions		3,445	5,582	817

		December 31
(In millions)	Note	2005 SEK	2006 SEK	2006 USD (unaudited- Note 1)
Noncurrent liabilities:
Long-term debt	20	19,773	18,427	2,696
Debt in VIEs	12	4,844	6,302	922
Senior Notes	21	4,821	2,905	425
Capitalized lease obligations	22	1,325	1,246	182
Other noncurrent liabilities	23	286	932	136
Total noncurrent liabilities		31,049	29,812	4,361
Current liabilities:
Short-term debt	20	834	642	94
Senior Notes	21		1,211	177
Capitalized lease obligations	22	40	38	6
Trade accounts payable		902	1,036	152
Income tax payable	9	198	166	24
Other current liabilities		533	424	62
Accrued costs and prepaid income	24	2,548	2,757	403
Total current liabilities		5,055	6,274	918
Total stockholders´ equity and liabilities		54,812	60,417	8,840

Consolidated Statements of Changes in Stockholders´ Equity
Years ended December 31, 2005 and 2006

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Total
Balance as of December 31, 2004	5	763	12,651	13,419
Dividend paid			(195)	(195)
Transfer to charitable trust			(30)	(30)
Change of accounting principles for pensions			(1,075)	(1,075)
Revaluation of financial instruments			303	303
Transfers between reserves		96	(96)
Exchange differences		67	375	442
Total changes in equity before net income		163	(718)	(555)
Net income			2,268	2,268
Balance as of December 31, 2005	5	926	14,201	15,132
Dividend paid			(215)	(215)
Transfer to charitable trust			(25)	(25)
Reclassifications			177	177
Change of accounting principles for pensions			(349)	(349)
Revaluation of financial instruments			386	386
Transfers between reserves		(82)	82
Exchange differences		(2)	(856)	(858)
Total changes in equity before net income		(84)	(800)	(884)
Net income			4,339	4,339
Balance as of December 31, 2006	5	842	17,740	18,587

Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2005 and 2006

(In millions)	Note	2004 SEK	2005 SEK	2006 SEK	2006 USD (unaudited- Note 1)
Net cash flows from operating activities:
Net income		2,359	2,268	4,339	635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	1,790	2,734	2,634	386
Share of affiliated companies´ results		(17)	(21)	(27)	(4)
(Gain)/loss on sale of tangible fixed assets	3	(763)	(1,128)	(2,512)	(368)
(Gain)/loss on securities, net		(1,060)	(921)	(982)	(144)
Unrealized foreign exchange (gains)/losses		(144)	138	(142)	(21)
Deferred income taxes	9	(113)	85	69	10
Minority interests		78	21	23	3
Other non cash items		141	(8)	(332)	(49)
Net cash flows from trading securities		(605)	(428)	229	34
Cash flow from operations before changes in working capital		1,666	2,740	3,299	482
Changes in working capital:
Receivables		2	(821)	(589)	(86)
Prepaid expenses and accrued income		(311)	43	(17)	(2)
Inventories		(43)	(52)	6	1
Trade accounts payable		33	219	167	25
Accrued costs and prepaid income		(15)	246	398	58
Income tax payable		52	55	(11)	(2)
Other current liabilities		72	(27)	314	46
Net cash provided by operating activities		1,456	2,403	3,567	522
Net cash flows from investing activities:
Purchase of intangible assets		(174)	(78)	(21)	(3)
Cash proceeds from sale of tangible fixed assets	3	2,565	4,570	5,023	735
Capital expenditure on tangible fixed assets	2	(3,343)	(5,152)	(8,148)	(1,192)
Purchase of subsidiary, net of cash acquired	26	(3,917)	(518)
Proceeds from sale of subsidiary	26	587
Investments in affiliated companies			(67)	(49)	(7)
Proceeds from sale of securities		6,108	4,227	7,043	1,031
Purchase of securities		(7,008)	(5,777)	(10,968)	(1,605)
Increase of noncurrent assets		(255)	(130)	(148)	(22)
Decrease of noncurrent assets		18	14	12	2
Other investing activities		88	(37)	(31)	(5)
Net cash used in investing activities		(5,331)	(2,948)	(7,287)	(1,066)
Net cash flows from financing activities:
Proceeds from issuance of debt		5,822	1,277	6,076	889
Principal payments on debt		(2,017)	(1,549)	(404)	(59)

(In millions)	Note	2004 SEK	2005 SEK	2006 SEK	2006 USD (unaudited- Note 1)
Net change in borrowings on line-of-credit agreements		1,401	2,287	(3,842)	(562)
Principal payments on capitalized lease obligations		(42)	(41)	(39)	(6)
Net change in restricted cash accounts		(51)	23	(610)	(89)
Dividends paid		(70)	(195)	(215)	(32)
Other financing activities		(507)	48	126	18
Net cash provided by financing activities		4,536	1,850	1,092	159
Effect of exchange rate changes on cash and cash equivalents		1	59	(232)	(34)
Net change in cash and cash equivalents		662	1,364	(2,860)	(419)
Cash and cash equivalents at beginning of year		1,718	2,380	3,744	548
Cash and cash equivalents at end of year		2,380	3,744	884	129

The accompanying notes form an integral part of these Consolidated Financial Statements.

Note 1    Summary of Significant Accounting Principles

The consolidated financial statements present the financial position and results of operations of Stena AB (publ) and consolidated subsidiaries (the ‘‘Company’’) and are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP).

Solely for the convenience of the reader, the 2006 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2006 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 6.8342.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or in another way has a controlling influence. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method, whereby any excess values are allocated to the under-lying assets up to market value and any further excess value is accounted for as goodwill. These allocations can be adjusted in arrears to reflect the conditions at the time of acquisitions. Such adjustments are to be introduced without delay but no later than in the financial year following the acquisition.

Foreign exchange

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates and income statement items are translated at average exchange rates prevailing during the year, except for sale of vessels, which are translated at the average exchange rate for the quarter in which the vessel is delivered. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders’ equity.

Assets and liabilities in foreign currency in a legal entity are translated at year end exchange rates. Any resulting exchange differences on bank loans etc are accounted for as financial income/expense while any differences from cash paid or received in foreign currencies are included in the operating result.

The following exchange rates have been used for consolidation purposes:

	Average rates			Closing rates
	2005	2006	%	2005	2006	%
USD	7.4775	7.3766	(1%)	7.9525	6.8725	(14%)
GBP	13.5782	13.5752	0%	13.7325	13.4875	(2%)
EUR	9.2849	9.2549	0%	9.4300	9.0500	(4%)

Investment in associated companies

The equity method of accounting is used for companies in which the Company owns shares representing between 20% and up to a maximum of 50% of the voting rights and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these associated companies´ results in the consolidated income statement as Share of affiliated companies´ results or in Direct operating expenses. Investments in affiliated companies that relates to major strategic investments are recorded as Share of affiliated companies´ results. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

Estimates and concentrations

The preparation of financial statements in accordance with Swedish GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at

Note 1    Summary of Significant Accounting Principles — continued

the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company’s ferry operations are highly seasonal. Each of these factors are important considerations associated with the Company’s determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

Revenue recognition

The Company’s shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly within the charter period. Provision is made in advance for any on-going loss contracts. Revenues from the Company’s ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered. Rental income from the Company’s real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases. All revenues are accounted for when the economic benefit can be accurately calculated net after any discounts. Sale of vessels and properties are accounted for at delivery, when all main risks and benefits are transferred to the buyer. Net gain (loss) on sale of vessels and properties are included as a component of revenues.

Construction contracts regarding projects for external parties are accounted for according to the percentage of completion method, i e to include a portion of expected results. Any expected losses are expensed.

Sale of goods is accounted for at the time of delivery to the customer according to the terms of sale.

Dividends on shares are accounted for when received in cash and are included in financial income and expense in the income statement.

Depreciation and amortization

Tangible fixed assets are depreciated over their total estimated economic useful lives using the straight-line method from the date when the asset is ready for use and over the following periods:

Vessels
Drilling rigs	10-20 years
Crude oil tankers	20 years
RoRo vessels	20 years
RoPax vessels	20 years
HSS vessels and other fast ferries	10-20 years
Other ferries	25 years
Other tangible fixed assets:
Buildings for own use	50 years
Equipment	3-5 years

Properties included in the Company´s real estate operations are depreciated at 1% annually based upon acquisition values.

Note 1    Summary of Significant Accounting Principles — continued

Intangible assets are normally amortized over 5 years but over up to 20 years in cases where the economic life is estimated accordingly. This relates to investments in ferry routes and trademarks, that are entered into on a long term basis, and to special purpose-built software systems, that based on experience have a useful life exceeding 5 years.

Financial expenses

Financial expenses is accounted for in the the period to which it relates. Financial expenses related to construction of vessel newbuildings is capitalized as part of the cost of investment. Direct costs for raising new loans or credit facilities are capitalized and amortized over the life of the underlying credit.

Financial instruments

To qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. Unrealized results are recognized in the income statement except for certain long-term investments, for which the unrealized results are recorded directly to stockholders´ equity. It is the Company’s policy that terms and contractual maturities of financial instruments which are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

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

Foreign exchange risk management

Equity exposure

Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to stockholders’ equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure are taken directly to stockholders’ equity to match the exchange difference of the related net investment in the foreign subsidiary. Any premiums or discounts from foreign exchange or swap contracts are recognized as an adjustment of the Company’s net interest expense.

Translation exposure

Monetary assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year end exchange rates and any foreign exchange rate forwards,

Note 1    Summary of Significant Accounting Principles — continued

currency swaps or options contracts used as hedges of such items are equally marked to market at the same rate and the results thereto are recorded as an adjustment of the value of the underlying asset or liability. Any premiums or discounts from foreign exchange or swap contracts are recognized as an adjustment of the Company’s net interest expense.

Transaction exposure

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

The Company accounts for the amounts due from or payable to the counterparties of such instruments on an accrual basis at each reporting date based on amounts computed by reference to the respective contracts. Generally, the maturity dates of the hedged debt extends beyond the contractual term of the hedge contracts. Accrual accounting is used over the contractual life of interest rate swaps or options that are used in connection with the Company’s overall program of interest rate management as long as such hedge contracts are considered effective in managing the Company’s interest rate risk.

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

Note 1    Summary of Significant Accounting Principles — continued

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

On-going projects include advance payments made as well as other direct and indirect project costs including capitalized finanical expenses, using the Company’s current available rate of borrowing for the applicable project. All other interest costs are expensed in the income statement.

Properties are split into real estate and buildings. Buildings and port terminals refer to buildings for use by the Company in its own business.

Impairment of tangible fixed assets and intangible assets

The carrying values of tangible fixed assets and intangible assets are reviewed on an on-going basis. For vessels, the Company uses appraisals carried out by independent international vessel brokers for such reviews. For properties, estimates are based on internal or external valuations. If a review indicates that the carrying value of an asset may not be recoverable, discounted cash flows based upon estimated capital expenses and future expected earnings are used as primary indicators of potential impairment. Assets having a direct joint income, e.g a ferry route, is the smallest cash generating unit used. If, on the balance sheet date, an asset has been impaired, the recoverable amount of the asset is estimated. The asset is written down to its estimated fair value. A similar approach is used for intangible assets.

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

Financial fixed assets

Marketable securities including long-term bonds and equities are valued at market, whereby the current year unrealized results are included in the income statement as gain (loss) on securities, except for certain strategic holdings, where the result in booked directly to stockholders´ equity.

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

Note 1    Summary of Significant Accounting Principles — continued

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

Provisions for pensions

In accordance with the Swedish accounting standard RR 29 Employee Benefits, defined benefit plans are accounted for by the use of consistent principles.

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

The Company participates in different multi-employer plans in Great Britain. One of the plans has been accounted for as defined contribution plan but new information about this scheme makes it possible to account this as a defined benefit plan. The change has been treated according to RR 5 and URA 44 as a change in accounting principle as from October 1, 2006.

Note 1    Summary of Significant Accounting Principles — continued

Senior notes and bank debt

Nominal amounts are recorded as debt in the balance sheet. Debt due within 12 months is included as current debt and remaining debt as noncurrent. Direct costs for raising new debt are deferred and amortized over the length of the credit.

Any prepayment of debt reduces the nominal amount as recorded. Premiums or discounts are recorded in the income statement.

Note 2    Segment Information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property and finance. Ferry operations are performed through Stena Line in the Scandinavian, the North Sea and the Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs and is operated from Aberdeen in Scotland. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. The property operations relate to investments in residential and commercial real estate, principally in Sweden but partly also in The Netherlands, France, Luxembourg and Germany. Other business activities include financial activities and investments in other business areas through the unit Stena Adactum, as well as non-allocated central administration costs. A primary measure of profitability for all these segments is income from operations. There are no significant transactions between the operating segments.

		Year ended December 31,
(SEK in millions)		2004	2005	2006
Income from operations by segment:
Ferry Operations		587	813	1,103
	Impairment charges	(52)	(765)	(710)
	Additional operating expenses		(55)
	Net gain on sale of vessels	11
	Total ferry operations	546	(7)	393
Drilling		(227)	(2)	774
	Net gain on sale of vessels			1,483
	Total Drilling	(227)	(2)	2,257
Shipping:	Roll-on/Roll-off vessels	62	104	89
	Net gain on sale of vessels	273	191	219
	Total	335	295	308
	Crude oil tankers	780	742	284
	Net gain on sale of vessels	372	124	611
	Total	1,152	866	895
	Other shipping	(13)	(7)	(8)
	Total shipping	1,474	1,154	1,195
Property:	Operations	520	759	758
	Impairment charges	(21)	(180)
	Net gain on sale of properties	110	813	194
	Total property	609	1,392	952
Other		(175)	(144)	(210)
Income from operations		2,227	2,393	4,587

As a consequence of the high oil prices, impairment charges related to the HSS vessels were recorded of SEK SEK 710 million in 2006 and SEK 765 million in 2005. In 2005, additional direct operating costs related to the HSS vessels of SEK 55 million and impairment charges for real estate for SEK 180 million were also recorded. In 2004, impairment charges for real estate of SEK 21 million and of buildings in the ferry operations of SEK 52 million were recorded. All impairment charges are accounted for as depreciation.

Note 2    Segment Information — continued

		Year ended December 31,
	(SEK in millions)	2004	2005	2006
	Depreciation and amortization by segment:
	Ferry operations	864	1,578	1,613
	Drilling	575	590	633
Shipping:	Roll-on/Roll-off vessels	100	124	99
	Crude oil tankers	58	41	34
	Other shipping	7	11	12
	Total shipping	165	176	145
	Property	153	337	174
	Other	33	53	69
	Total	1,790	2,734	2,634

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Depreciation and amortization expense consists of the following components:
Vessels	1,364	2,084	2,121
Equipment	90	173	137
Property	294	393	234
Total tangible fixed assets	1,748	2,650	2,492
Intangible assets	42	84	142
Total	1,790	2,734	2,634

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 91 million, SEK 90 million and SEK 92 million for the years ended December 31, 2004, 2005, and 2006, respectively.

		Year ended December 31,
(SEK in millions)		2004	2005	2006
	Capital expenditure by segment:
	Ferry operations	721	409	1,438
	Drilling	515	1,197	4,519
Shipping:	Roll-on/Roll-off vessels	616	474	32
	Crude oil tankers	1,005	1,067	353
	Other shipping	5	24	104
	Total shipping	1,626	1,565	489
	Property	459	1,889	1,625
	Other	22	92	77
	Total	3,343	5,152	8,148

Note 2    Segment Information — continued

Capital expenditures in 2006 for property includes SEK 230 million related to ongoing newbuilding projects for real estate. See note 11.

		Year ended December 31,
	(SEK in millions)	2005	2006
	Total assets by segment:
	Ferry operations	9,645	8,933
	Drilling	6,959	11,336
Shipping:	Roll-on/Roll-off vessels	1,995	2,386
	Crude oil tankers	2,365	983
	Other shipping	273	79
	Total shipping	4,633	3,448
	Property	16,023	17,118
	Other	17,552	19,582
	Total	54,812	60,417

Geographic information:

The Company’s shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The ferry operations and the property operations are conducted in Scandinavia and the rest of Europe. The Company’s drilling operations are conducted in the Norwegian sector (Scandinavia) and the UK sector (Europe, other) of the North Sea as well as in the Far East and other markets. The Company´s investments in VIEs are included in Other markets.

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Revenues:
Scandinavia	6,806	8,509	8,390
Europe, other	5,101	5,628	7,499
Other markets	677	762	2,177
Shipping	4,137	4,720	4,829
Total	16,721	19,619	22,895

	Year ended December 31,
(SEK in millions)	2005	2006
Total assets:
Scandinavia	28,062	22,717
Europe, other	7,362	16,275
Other markets	11,885	18,752
Shipping operations	7,503	2,673
Total	54,812	60,417

Note 3    Sale of tangible fixed assets

		Year ended December 31,
(SEK in millions)		2004	2005	2006
Vessels	Cash proceeds from sale of vessels	2,069	863	4,335
	Net book value of vessels sold	(1,413)	(548)	(2,022)
	Net gain on sale of vessels	656	315	2,313
Equipment	Cash proceeds from sale of equipment	1	3	6
	Net book value of equipment sold	(4)	(3)	(5)
	Net gain (loss) on sale of equipment	(3)		1
Real Estate	Cash proceeds from sale of properties	495	3,629	674
	Net book value of properties sold	(385)	(2,816)	(480)
	Net gain on sale of properties	110	813	194
Buildings	Cash proceeds from sale of buildings			6
	Net book value of buildings sold			(2)
	Net gain on sale of buildings			4
Total	Cash proceeds from sale of vessels, equipment and property	2,565	4,495	5,021
	Net book value of assets sold	(1,802)	(3,367)	(2,509)
	Total gain	763	1,128	2,512

The net gain on sale of vessels in 2004 includes 100% of the results from the sale of two vessels, each owned by companies that are 25% owned by the joint venture partner Fram Shipping. Fram Shipping´s share of the gain is included in the income statement as minority interest.

Net gain (loss) on sale of equipment and buildings is included in direct operating expenses.

Total cash proceeds include sales costs of SEK 75 million and SEK 2 million, which is not included in the consolidated statement of cash flow for 2005 and 2006, respectively.

Note 4    Selling and administrative expenses

For the year ended December 31, 2006, selling and administrative expenses include SEK 300 million relating to central administration expenses. Selling expenses include costs for doubtful receivables of SEK 24 million. For the year ended December 31, 2005, selling and administrative expenses included SEK 231 million of central administration expenses and selling expenses included costs for doubtful receivables of SEK 14 million.

	Year ended December 31,
(SEK in millions)	2004	2005	2006
KPMG
Audit fees	16	25	23
Audit related fees	2	2	1
Tax consultancy fees	13	18	17
Other	6	6	2
Other auditors
Tax consultancy fees	8	10	16
Other	1	5	4
Total	46	66	63

Note 5    Affiliated companies

Investments in affiliated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See note 14.

In 2004, the Company invested in more than 20% in the Swedish listed company Midelfart Sonesson AB (publ) (the name was changed from Wilh. Sonessons AB in 2006), which therefore is accounted for as an affiliated company. As of December 31, 2006, the investment represents 22.7% of the capital and 26.4% of the votes. As of December 31, 2005 the investment represented 23.2 % and 26.7% of the votes. The market value of the investment as of December 31, 2006 was SEK 243 million. As of December 2005 the market value was SEK 247 million. The Company´s share of results amounted to SEK 0 million in 2006 and SEK 3 million in 2005.

In June 2005, the Company invested in further shares of the Swedish listed company Ballingslöv AB (publ), which therefore is accounted for as an affiliated company. As of December 31, 2006, the investment represents 25.0 % of the capital and the votes. As of December 31, 2005 the investment represented 22.5%. The market value of the investment as of December 31, 2006 and 2005 was SEK 545 million and SEK 386 respectively. The Company´s share of results as per December 31, 2006 and 2005 amounted to SEK 27 million and SEK 18 million respectively.

The investments in Sonesson and Ballingslöv are pledged as security for bank debt. The results of these companies are reported with a three month time lag.

Note 6    Gain (loss) on securities, net

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Investment in VIEs
Total net gain (loss)	104	26	3
Marketable securities
Proceeds	4,239	421	2,125
Gross gains	1,144	342	915
Gross losses	(307)	(19)	(121)
Total net gain (loss)	837	323	794
Short-term investments
Proceeds	4,504	8,396	6,648
Gross gains	176	671	467
Gross losses	(57)	(99)	(282)
Total net gain (loss)	119	572	185

Total net gain (loss) on securities	1,060	921	982

Note 7    Foreign Exchange Gains (Losses)

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Currency trading activities, net	8	22	7
Translation differences	(115)	(25)	103
Total	(107)	(3)	110

Foreign exchange gains (losses) consist of gains and losses incurred in connection with the Company’s foreign currency trading activities (see Note 27) and gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

Note 8    Other Financial Income (Expense)

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Amortization of deferred financing costs	(82)	(57)	(45)
Bank charges	(12)	(13)	(15)
Release of reserve for ferry operations	100
Other items	(30)	(51)	(107)
Total	(24)	(121)	(167)

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

Note 9    Income Taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Sweden	580	1,167	2,288
Rest of the world	1,782	1,253	2,392
Share of affiliated companies´ results	17	21	27
Total income before taxes	2,379	2,441	4,707

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Current:
For the period, Sweden	(19)	(11)	(54)
Adjustments previous years, Sweden	(6)
For the period, Rest of the world	(114)	(85)	(308)
Adjustments previous years, Rest of the world	6	8	63
Total current tax	(133)	(88)	(299)
Deferred:
For the period, Sweden	(393)	202	11
Adjustments previous years, Sweden	(56)	(58)	79
For the period, Rest of the world	101	(54)	(199)
Adjustments previous years, Rest of the world	461	(175)	40
Total deferred tax	113	(85)	(69)

Total income taxes	(20)	(173)	(368)

Cash paid for taxes in 2006 was SEK 92 million, as compared to SEK 74 million in 2005.

The reconciliation of the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended December 31,
(Percentages)	2004	2005	2006
Statutory income tax rate	28	28	28
Differences in foreign tax rates	(5)	(2)	(6)
Taxes related to previous years	(6)	(2)	(1)
Losses not currently utilized	4	7	4
Expenses not deductible	3	6	2
Nontaxable income	(6)	(15)	(9)
Utilization of tax loss carryforwards	(1)	(3)	(3)
Restructuring	(17)	(24)	(7)
Share of affiliated companies´ results	(1)	5
Other	2	7
Effective income tax rate	1	7	8

The principle reason why the effective income tax rate is lower than the statutory income tax rate is that international shipping activities and results from sales of shares are tax exempt in many countries.

Note 10    Intangible fixed assets

(SEK in millions)	Goodwill	Other intangible assets	Total
Acquisition cost at the beginning of year	576	442	1,018
Purchase of company	5		5
Additions		21	21
Translation differences	(1)	(1)	(2)
Acquisition cost at the end of year	580	462	1,042
Accumulated amortization at the beginning of year	(51)	(161)	(212)
Current year amortization	(41)	(101)	(142)
Accumulated amortization at the end of year	(92)	(262)	(354)
Net book value at the beginning of year	525	281	806
Net book value at the end of year	488	200	688

Goodwill related to ferry operations and the acquisition of ferry routes in the Irish Sea is amortized over 7 years. Goodwill related to Blomsterlandet and Envac is amortized over 10 and 20 years, respectively. Investments in other intangible fixed assets include an on-line reservation system in the ferry operations, which is amortized over 7 years. Remaining intangible assets are amortized over 5 years.

Note 11    Tangible fixed assets

The movements during the year ended December 31, 2006 are as follows:

(SEK in millions)	Vessels	Construction in progress	Equipment	Property	Total
Acquisition cost at the beginning of year	22,225	1,280	804	18,314	42,623
Other additions	976	5,489	158	1,525	8,148
Disposals	(2,955)		(41)	(523)	(3,519)
Transfers	700	(703)	94	(91)
Translation differences	(1,603)	(408)	(70)	(150)	(2,231)
Acquisition cost at the end of year	19,343	5,658	945	19,075	45,021
whereof capitalized interest	625	226		20	871
Accumulated depreciation at the beginning of year	(8,640)		(178)	(1,039)	(9,857)
Disposals	933		36	41	1,010
Translation differences	762		41	26	829
Transfers			(79)	79
Current year depreciation	(2,121)		(137)	(234)	(2,492)
Accumulated depreciation at the end of year	(9,066)		(317)	(1,127)	(10,510)
Net book value at the beginning of year	13,585	1,280	626	17,275	32,766
Net book value at the end of year	10,277	5,658	628	17,948	34,511

The insured value of the whole vessel fleet as of December 31, 2006 was SEK 19,227 million, as compared to SEK 21,612 million as of December 31, 2005.

As of December 31, 2006, Construction in progress included six newbuildings: one RoRo-vessel under construction in Norway for delivery in 2007; three drillships under construction in Korea for delivery in 2007, 2008 and 2009; and two RoPax ships ordered from a shipyard in Germany for

Note 11    Tangible fixed assets — continued

delivery in 2010. Construction in progress also included rebuilding of two RoPax-vessels (‘‘extension program’’) and the construction of real estate in Stockholm. In total, the contract amounted with the shipyards amounts to SEK 17,162 million. Yard payments of SEK 5,146 million, real estate projects of SEK 229 million, capitalized interest of SEK 226 million and other capitalized costs of SEK 57 million are included in Construction in progress as of December 31, 2006.

The amount of interest capitalized on construction in progress was SEK 14 million, SEK 34 million and SEK 239 million for the years ended December 31, 2004, 2005 and 2006, respectively. Additionally, SEK 1 million was capitalized on real estate newbuildings for 2005. No capitalization was made in 2006.

Write-ups of vessels were made in 1996 against corresponding write-downs of other vessels. As of December 31, 2005, total write-ups were SEK 15 million, all related to the drilling rig Stena Dee. After the sale of this rig in 2006, the remaining write-ups were expensed.

Property is specified as follows:

(SEK in millions)	Real estate	Buildings and land	Total
Acquisition cost at the beginning of year	16,515	1,799	18,314
Other additions	1,395	130	1,525
Disposals	(503)	(20)	(523)
Transfers	(91)		(91)
Translation differences	(102)	(48)	(150)
Acquisition cost at the end of year	17,214	1,861	19,075
Accumulated depreciation at the beginning of year	(699)	(340)	(1,039)
Disposals	23	18	41
Transfers	79		79
Translation differences	6	20	26
Current year depreciation	(170)	(64)	(234)
Accumulated depreciation at the end of year	(761)	(366)	(1,127)
Net book value at the beginning of year	15,816	1,459	17,275
Net book value at the end of year	16,453	1,495	17,948

Real estate relates to the commercial properties operated by the business unit Stena Fastigheter. The total estimated market value for the real estate as of December 31, 2006 exceeds the net book value. Out of the net book value as of December 31, 2006 for real estate, SEK 14,217 million relates to Swedish properties, of which land represents SEK 1,350 million. The tax assessment value for these properties amounted to SEK 11,478 million, of which land represents SEK 4,035 million. Land represents SEK 1,275 million of the net book value as of December 31, 2005 of SEK 14,152 million related to Swedish properties. The tax assessment value for these properties last year amounted to SEK 11,183 million, out of which land SEK 3,969 million.

Buildings and land represent the group´s assets used in its business including office buildings, ferry terminals etc.

Note 12    Investment in VIEs

Since late 2002, the Company has invested in variable interest entities (‘‘VIEs’’). The VIEs have invested in different debt securities, including high yield bonds. The VIEs have issued debt securities which are secured by their assets. As of 2005, Swedish GAAP has changed the way in which the VIEs are consolidated. The minority share of the results is deducted in the income statement while the minority part of total equity is shown as a liability in the balance sheet.

Note 12    Investment in VIEs — continued

The consolidation of the VIEs has had the following impact:

(SEK in millions)	2005	2006
Financial income and expense	162	145
Minority interest	(19)	(19)
Net income	143	126
Investment in VIEs	5,753	7,341
Short-term investments	316	486
Other assets	144	246
Total assets	6,213	8,073
Retained earnings	694	968
Net income	143	126
Total stockholders’ equity	837	1,094
Minority interest	124	152
Debt of VIEs	4,844	6,302
Other debt	408	525
Total liabilities	5,252	6,827
Total stockholders´ equity and liabilities	6,213	8,073

Short-term investments refer to cash and cash equivalents in the VIEs. This cash is not available to the Company and is therefore included as restricted cash.

Debt of VIEs refers to secured notes issued by the VIEs and secured bank loans borrowed by the VIEs. These obligations are secured by pledges of the VIEs assets and are not guaranteed by the Company.

The underlying equities and bonds in the VIEs are recorded at market. Together with other strategic investments, unrealized gains and losses are recorded directly to stockholders´ equity. See note 13.

Note 13    Marketable securities

(SEK in millions)	Bonds	Strategic equity shares	Total
Opening balance	852	2,443	3,295
Additions		3,473	3,473
Disposals	(164)	(1,759)	(1,923)
Reclassification	(639)	745	106
Revaluation of financial instruments		1,134	1,134
Translation differences	(49)	(234)	(283)
Investment at the end of year		5,802	5,802

Financial instruments are valued at market.

As of December 31, 2006 shares with a book value of SEK 1,025 million have been pledged as security for bank debt. As of December 31, 2005, shares with a book value of SEK 706 million were pledged as security for bank debt.

Reclassification refers to transfer from noncurrent to short-term regarding bonds and from short-term to noncurrent regarding shares.

Note 13    Marketable securities — continued

Strategic equity shares include long-term investments in listed shares as follows:

(SEK in millions)	No. of shares	Book value
Held by parent company
Bioinvent	2,240,000	24
Vitrolife	110,000	4
Total		28
Strategic investments
Gunnebo	8,001,320	644
Gunnebo Industrier	1,191,324	240
Oriflame	500,000	141
Arlington Tankers	690,421	111
Other investments
Lukoil	382,000	232
Sandvik	4,383,800	436
Dogus Otomotive	1,979,629	55
Vyksa Metallurgical plant	9,507	91
Chelyabinsk Pipe	3,118,194	71
Explorer Financial Fund	20,500	114
Schibsted	842,400	206
Assa Abloy	1,200,400	179
Vestas Wind Systems	1,235,400	358
Munters	112,000	36
Lindab	2,800,000	365
Toyota Motor	137,000	63
Expro	3,293,594	393
H&M B	400,000	138
Alstom	141,000	131
Volvo A	807,600	392
Orkla	280,000	108
H&M (Bonds)	170,000,000	316
Ruric	416,242	145
HSBC Growth Fund	3,269,831	200
Vallourec	139,000	165
Schlumberger	180,000	79
Sberbank	4,850	114
Sistema	290,000	64
Other		187
Total listed shares		5,802

Note 14    Other noncurrent assets

Other Noncurrent Assets

(SEK in millions)	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
At the beginning of year	249	277	600	314	1,440
Additions		1,763	133	270	2,166
Disposals	(22)	(38)		(167)	(227)
Revaluation through the income statement		(6)	29	(45)	(22)
Reclassification	158	3	20		181
Translation differences	(6)	(6)	(28)	22	(18)
At the end of year	379	1,993	754	394	3,520

Deferred tax assets relate to unutilized tax losses carried forward. Reclassifications include netting against deferred tax liabilities. See note 19.

Other receivables as of December 31, 2006 include receivables related to sales of subsidiaries amounting to SEK 1,548 million. The purchase price has been determined but there have not been any payments during 2006. Other receivables as of December 31, 2005 include a loan to a related party of SEK 10 million. The loan has been repaid during 2006.

Shares include investments in non-listed shares and associated companies.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings.

Note 14    Other noncurrent assets — continued

Shares are specified as follows:

(SEK in millions)		No. of shares or % held	Book value
Held by parent company:
Alligator		1,510,470	29
Amplus		895,719	121
Prostalund		2,741,862	39
Ram one		117,565	131
Örgryte Idrottssällskap		1,000,000	10
Health Invest		500,000	55
Univits		3,088,670	2
			387
Held by subsidiaries:
Örgryte Bostads AB & Co KB	Sweden		3
Partrederiet SUST I DA	Norway	50%	33
Partrederiet SUST III DA	Norway	50%	49
Ugland Stena Storage A/S (USS)	Norway	50%
Schiphol Real Estate CV	Holland	540	167
Stena Ugland Shuttle
Tanker Ltd (SUST)	Cayman Islands	50%
Chase Private Equity Fund	Cayman Islands	3,634,257	24
Glacia Limited	Bermuda	50%	54
RoRo Partners Ltd	Bermuda	49%
Austen Maritime Services Pte Ltd	Singapore	50%	8
China Opportunity Fund	China	5.71%	18
EQT China	China	4.72%	2
Nordic Rio LLC	Marshall Islands	50%	9
Total non listed shares			754

Companies held between 20% and 50%, and that are not strategic, are accounted for as other associated companies. The share of these companies´ results is included in direct operating expenses. See note 5.

Note 15    Short-term receivables

	As of December 31,
(SEK in millions)	2005	2006
Trade debtors	2,092	2,007
Related parties (Note 29)	270	259
Other short-term receivables	886	1,358
Total other recievables	1,156	1,617
Prepaid expenses	497	321
Accrued income	393	550
Total	890	871
Total short-term receivables	4,138	4,495

Note 15    Short-term receivables — continued

The total allowance for doubtful trade receivables was SEK 52 million as of December 31, 2005 and SEK 46 million as of December 31, 2006.

Note 16    Short-term investments

	As of December 31,
(SEK in millions)	2005	2006
Marketable debt and equity securities	1,856	1,580
Restricted cash	357	882
Total	2,213	2,462

Certain marketable debt and equity securities amounting to SEK 192 million at December 31, 2005 and SEK 547 million at December 31, 2006 have been pledged as security for bank debt. See Note 25.

Restricted cash as of December 31, 2006 includes SEK 486 million of cash and cash equivalents in the VIEs, which is not available to the Company. As of December 31, 2005 such restricted cash amounted to SEK 315 million. Other restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company.

Note 17    Cash and cash equivalents

	As of December 31,
(SEK in millions)	2005	2006
Cash	877	752
Short term deposits	2,867	132
Total	3,744	884

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

Note 18    Stockholders’ equity

The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

The changes in stockholders’ equity for the period December 31, 2003 to December 31, 2006 are as follows:

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Net income	Total
Balance as of December 31, 2003	5	583	10,897	510	11,995
Allocation of last year´s result			510	(510)
Change of accounting principles in 2004			(257)		(257)
Dividend paid			(70)		(70)
Transfer to charitable trust			(10)		(10)
Revaluation of financial instruments			(387)		(387)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)		(211)
Net income				2,359	2,359
Balance as of December 31, 2004	5	763	10,292	2,359	13,419
Allocation of last year´s result			2,359	(2,359)
Dividend paid			(195)		(195)
Transfer to charitable trust			(30)		(30)
Change of accounting principles for pensions			(1,075)		(1,075)
Revaluation of financial instruments			303		303
Transfers between reserves		96	(96)
Exchange differences		67	375		442
Net income				2,268	2,268
Balance as of December 31, 2005	5	926	11,933	2,268	15,132
Allocation of last year´s result			2,268	(2,268)
Dividend paid			(215)		(215)
Transfer to charitable trust			(25)		(25)
Reclassification			177		177
Revaluation of financial instruments			386		386
Change of accounting principles for pensions			(349)		(349)
Transfers between reserves		(82)	82
Exchange differences		(2)	(856)		(858)
Net income				4,339	4,339
Balance as of December 31, 2006	5	842	13,401	4,339	18,587

Restricted reserves include the equity part of untaxed reserves (net of applicable deferred taxes) and legal reserves.

Reclassification refers to investments in VIEs.

Regarding pensions see note 19.

The board of directors of the Company has proposed that the stockholders approve at the forth-coming stockholders´ meeting in 2007 a dividend of SEK 550 million and a transfer of SEK 55 million to the Sten A. Olsson Foundation for Culture and Science, established in October 1996

Note 18    Stockholders’ equity — continued

to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed SEK 195 million to the foundation and further support to this charitable trust is anticipated when needed.

The exchange differences relate to the impact of fluctuations of foreign currencies, in particular EUR, GBP and USD. See note 1. As of December 31, 2006, accumulated exchange differences since January 1, 2002 amounted to SEK (1,700) million. As of December 31, 2005, accumulated exchange differences since January 1, 2002 amounted to SEK (842) million.

The accumulated revaluation of financial instruments as per December 31, 2006 amounts to SEK 901 million and as per 31 December 2005 to SEK 515 million.

Note 19    Provisions

(SEK in millions)	Deferred income taxes	Provisions for pensions	Other provisions	Total
Opening balance	1,517	1,882	46	3,445
Changes in accounting principle for pensions	(148)	498		350
Reclassification	158			158
Payment of pension fees and benefit paid		(167)		(167)
Other provisions	(60)	(12)	1,625	1,553
Changes in non-current assets		21		21
Transfers through income statement	243	15	(3)	255
Exchange differences	(1)	(32)		(33)
Closing balance	1,709	2,205	1,668	5,582

Provisions for pensions have increased in connection with change in accounting principles related to Great Britain. See below. Deferred taxes related to this as well as to the introduction of new accounting principles for financial instruments have adjusted the opening balance for deferred taxes while changes in the year are included in the income statement. The increase in other provisions relate to provisions for income related to the financing of the drillships Stena DrillMax I and II. The provisions will be dissolved during the time of the future leasing periods.

The reclassifiction refers to net accounting against deferred tax assets. See note 14.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
(SEK in millions)	2005	2006
Deferred tax liabilities:
Tangible fixed assets	2,092	2,124
Financial fixed assets	206	388
ta bort rad
Other	91	261
Total deferred tax liabilities	2,389	2,773
Deferred tax assets:
Tangible fixed assets	136	481
Tax loss carryforwards	1,182	815
Financial fixed assets	77	623
Provisions	306	40
Other		122
Less deferred tax assets not recognized	(580)	(638)
Total deferred tax assets recognized	1,121	1,443
Net deferred tax liability	1,268	1,330
Out of which:
Deferred tax assets (Note 14)	249	379
Deferred tax liabilities	1,517	1,709

Note 19    Provisions — continued

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets.

The Company’s tax loss carryforwards are as follows:

	As of December 31,
(SEK in millions)	2005	2006
Sweden	1,989	1,248
Rest of the world	2,707	1,973
Total	4,696	3,221

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 275 million expire between 2007 and 2012.

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

The Company participates in different multi-employer plans in Great Britain. One of the plans has been accounted for as defined contribution plan but new information about this scheme makes it possible to account this as a defined benefit plan. The change has been treated according to RR 5 and URA 44 as a change in accounting principle as from October 1, 2006.

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

Assumptions applied for actuarial calculations %	Sweden		Great Britain		Other Europe
	2005	2006	2005	2006	2005	2006
Discount rate	3.50	3.90	5.00	5.20	4.25	3.75
Expected return on plan assets	—	—	7.50	7.50	4.50	4.50
Expected salary increases	3.25	3.00	3.75	3.95	3.85	3.50

Note 19    Provisions — continued

Pension costs (SEK in millions)	2005	2006
Current service costs	53	45
Interest costs	149	502
Expected return on plan assets	(154)	(533)
Actuarial gains and losses	2	1
Pension costs for defined benefit plans	50	15
Pension costs for defined contribution plans	231	237
Total pension costs	281	252

Obligations for pensions, net (SEK in millions)	Sweden	Great Britain	Other Europe	Total
Obligations, January 1, 2005	104	295	(12)	387
Change in accounting principles	(1)	1,536	1	1,536
Balance sheet, net, January 1, 2005	103	1,831	(11)	1,923
Current service costs	5	41	7	53
Interest costs	9	135	5	149
Expected return on plan assets	(5)	(144)	(5)	(154)
Actuarial gains and losses	1	1		2
Exchange differences		23	1	24
Payment of pension fees from the company	(7)	(90)	(6)	(103)
Benefits payed	(3)	(29)	(1)	(33)
Other provisions	(13)	(1)		(14)
Obligations for pensions, net, December 31, 2005	90	1,767	(10)	1,847
Change in accounting principles		498		498
Balance sheet, net, October 1, 2006	90	2,265	(10)	2,345
Current service costs	7	32	6	45
Interest costs	9	487	6	502
Expected return on plan assets	(7)	(520)	(6)	(533)
Actuarial gains and losses		1		1
Exchange differences		(30)	(1)	(31)
Payment of pension fees from the company	(7)	(151)		(158)
Benefits payed	(3)		(6)	(9)
Other provisions	(1)	(1)	(11)	(13)
Obligations for pensions, net, December 31, 2006	88	2,083	(22)	2,149

Note 19    Provisions — continued

Provisions for pensions (SEK in millions)	Sweden	Great Britain	Other Europe	Total
Net provisions for pensions, January 1, 2005	104	295	(12)	387
Current value of funded obligations	126	9,125	135	9,386
Fair value of plan assets	(36)	(7,729)	(135)	(7,900)
Provisions, net	90	1,396		1,486
Unrecognized acturial gains and losses		371	(10)	361
Net provisions for pensions, December 31, 2005	90	1,767	(10)	1,847
Current value of funded obligations	227	12,448	131	12,806
Fair value of plan assets	(193)	(10,723)	(132)	(11,048)
Provisions, net	34	1,725	(1)	1,758
Unrecognized acturial gains and losses	54	358	(21)	391
Net provisions for pensions, December 31, 2006	88	2,083	(22)	2,149
whereof reported as
Other non-current assets	(34)		(22)	(56)
Provisions for pensions	122	2,083		2,205

Note 20      Bank debt

(SEK in millions)	2005 Total	2006 Current	2006 Noncurrent	2006 Total
Property loans	11,211	38	12,300	12,338
Other loans	1,648	311	3,280	3,591
Revolving credit facilities	6,753		2,656	2,656
Other utilized bank credit lines	995	293	191	484
	20,607	642	18,427	19,069

Repayment of bank debt:

(SEK in millions)	Property loans	Other loans	Total
2007	38	604	642
2008	375	485	860
2009	273	264	537
2010	391	191	582
2011	41	141	182
2012 and thereafter	11,182	2,199	13,381
Not specified	38	2,847	2,885
Total	12,338	6,731	19,069

Property loans consists principally of bank mortgage loans on real estate, buildings and land in the Company’s real estate business segment. These loans are denominated in SEK and EUR and with maturities through 2012 and beyond. Other loans consists of long term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and with maturities through 2012 and beyond.

The Company has a revolving credit facility of $1 billion. The facility was renegotiated in January 2006 and expires in January 2013. Obligations under the facility are secured mainly by mortgages on certain vessels and rigs. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2006, the utilized portion of the facility was $402 million, of which $386 million was actually drawn and $16 million used for issuing of bank guarantees. As of December 31, 2005, the utilized portion of the facility was $859 million, of which $849 million

Note 20      Bank debt — continued

was actually drawn and $10 million used for issuing of bank guarantees. As of December 31, 2006 the Company had SEK 1 416 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 700 million as of December 31, 2005.

‘‘Not specified’’ includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2007. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis. ‘‘Not specified’’ also includes the utilized portion of the Revolving Credit Facility of $1 billion.

Regarding assets pledged, see note 25.

Note 21      Senior notes

In November 2002, the Company issued $200 million of notes at an interest rate of 9.625% with maturity on December 1, 2012. As of December 31, 2006, the Company had repurchased approximately $22.7 million of these notes.

In December 2003, the Company issued $175 million of notes at an interest rate of 7.5% with maturity on November 1, 2013. In November 2004, the Company issued $250 million of notes at an interest rate of 7.0% with maturity on December 1, 2016. As of December 31, 2006, total Senior Notes amounted to $602 million. As of December 31, 2005, total Senior Notes amounted to $607 million.

In February 2007, the Company issued European Senior Notes through an offering of €300 million of notes at an interest rate of 6.125% due February 1, 2017. At the same time the remaining 9.625% Senior Notes due 2012 of $177 million were repurchased. Another offering was issued in February 2007 of € 102 million of notes at an interest of 5.875% and issue price 98.5%, due on February 1, 2019.

The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company’s other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures for Senior Notes due 2012 and 2013 contain certain covenants with respect to, among others, the following matters: (i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments, investments and liens; (iii) limitations on restrictions concerning transfers and sales by subsidiaries, limitations on certain asset distributions and other items. The indentures for the Senior Notes due 2017 and 2019 contain certain covenants with respect to, among other matters: (i) limitations on consolidated and subsidiary debt and (ii) limitations on liens in respect of capital markets indebtedness.

Note 22      Leases

Company as lessee:

The operating lease obligations include chartering of crude oil tankers on a timecharter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of properties and ports.

Rental expense for operating leases were as follows:

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Rental expense	1,807	2,619	2,980

Two RoPax vessels and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of December 31, 2005 and 2006 amounted to SEK 1,832 million and SEK 1,756 million, respectively. The net book value related to these capital leases amounted to SEK 1 550 million as of December 31, 2005 and SEK 1,393 million as of December 31, 2006.

Note 22      Leases — continued

As of December 31, 2006 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

(SEK in millions)	Operating leases	Capital leases
2007	2,319	38
2008	1,366	38
2009	913	39
2010	703	40
2011	631	42
2012 and thereafter	1,259	1,087
Total minimum lease commitments	7,191	1,284

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2006 was as follows:

(SEK in millions)	Cost	Accumulated depreciation	Net book value
Vessels	9,529	4,032	5,497
Real estate	17,214	761	16,453
Total	26,743	4,793	21,950

As of December 31, 2006 the future minimum rentals to be received under noncancellable operating leases were as follows:

(SEK in millions)	Vessels	Real estate	Total
2007	4,341	662	5,003
2008	3,896	516	4,412
2009	2,988	269	3,257
2010	544	175	719
2011	352	131	483
2012 and thereafter	494	173	667
Total minimum lease rentals	12,615	1,926	14,541

In addition to the minimum lease rentals as above, the Company has entered into lease agreements for the Stena Drillmax I and the Stena DrillMax II, currently under construction.

The amounts in the table above exclude amounts from the Company’s portfolio of residential rental properties since those lease agreements are generally cancelable within three months.

Note 23      Other noncurrent liabilities

	As of December 31,
(SEK in millions)	2005	2006
Prepaid income	52	113
Other liabilities	234	819
Total	286	932

Prepaid income as of December 31, 2006 includes SEK 34 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2005, these net proceeds amounted to SEK 41 million.

Note 23      Other noncurrent liabilities — continued

Other noncurrent liabilities include a net debt amount to SEK 690 million regarding capital leases for the drillships Stena DrillMax I and II.

Repayment of noncurrent liabilities is required according to the following schedule:

(SEK in millions)	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	20	20	73	113
Other liabilities	751	14	54	819
Total	771	34	127	932

Note 24      Accrued costs and prepaid income

	As of December 31,
(SEK in millions)	2005	2006
Accrued costs	2,188	2,210
Prepaid income	360	547
Total	2,548	2,757

Note 25      Pledged assets, commitments and contingent liabilities

Pledged assets

The following assets have been pledged as securities for bank debt:

	As of December 31,
(SEK in millions)	2005	2006
Mortgages on vessels	14,472	10,046
Mortgages on properties	13,535	14,202
Chattel mortgages	14	137
Investment in affiliated companies	302	352
Marketable securities	706	1,025
Trade debtors	398	344
Short term investments	192	547
Reservation of title	52	52
Total assets pledged for normal bank debt	29,671	26,705
Investment in VIEs	5,753	7,341
Total assets pledged for bank debt	35,424	34,046
Normal bank debt and capitalized lease obligations	21,972	20,353
Debt in VIEs	4,844	6,302
Total bank debt and capitalized lease obligations	26,816	26,655

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 2,319 million for 2007 and SEK 4,872 million from 2008. See Note 22.

As of December 31, 2006, a total of seven vessels were on order from different shipyards. Two vessels were being rebuilt (extension program). The total contract amount for these vessels

Note 25      Pledged assets, commitments and contingent liabilities — continued

amounts to SEK 17,569 million. Yard payments of SEK 5,146 million have been made in respect of these contracts. In addition, the Company has made commitments regarding financial investments at an amount of SEK 290 million.

Contingent liabilities

	As of December 31,
(SEK in millions)	2005	2006
Guarantees	2,074	1,209
Other contingent liabilities	159	16
Total	2,233	1,225

Guarantees include mainly newbuilding projects in associated companies and guarantee commitments for equipment delivered.

Note 26      Consolidated statements of cash flows

Purchase of subsidiaries

	As of December 31,
(SEK in millions)	2004	2005	2006
Assets and liabilities acquired:
Intangible assets	121	390
Tangible fixed assets	11.226	9
Financial fixed assets	10	5
Inventories	75	49
Current receivables	345	344
Cash and cash equivalents	18	59
Total assets	11.795	856
Provisions	1.564	5
Long-term debt	58	3
Current liabilities	6.774	260
Total provisions and liabilities	8.396	268
Minority interest	25	1
Total consideration	3.374	587
Less: Provision	(26)	(10)
Purchase price paid	3.348	577
Less: Cash aquired	(18)	(59)
Reduction of cash and cash equivalents	3.330	518

In 2004, companies were acquired and subsequently sold at a value of SEK 587 million. This has not affected the balance sheet and is therefore not included above.

In 2006, no subsidiaries were purchased.

Cash payments

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Interest	1,053	1,430	1,845

Note 27      Financial instruments and risk management

The Company has operations and assets in a number of countries in and outside of Europe. Consequently, the Company’s profits and revenues are affected, when measured in SEK, by fluctuations in currency exchange rates, primarily relative to the US dollar, the Euro and the British pound sterling. When the SEK appreciates against other currencies, the Company’s profit from foreign operations, reported in SEK, may decrease. Likewise, when the SEK declines against other currencies, the Company’s profit from foreign operations reported in SEK may increase. The Company also has exposure to market risks from changes in interest rates. Certain financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. The Company also maintains trading positions in a variety of financial instruments unrelated to its risk management activities which are also discussed below.

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

Interest Rate Risk Management

The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

	As of December 31,
(SEK in millions)	2005 Notional Amount	2005 Credit Exposure	2006 Notional Amount	2006 Credit Exposure
Interest rate swaps	6,412	58	7,700	19
Interest rate options	1,541	5	4,258	76
Total	7,953	63	11,958	95

The extent of the utilization of interest rate products is determined by reference to the Company’s net exposure of its debt subject to interest rate risk and management’s views regarding future interest rates. The Company uses interest rate instruments to seek to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as of December 31, 2006 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 12,929 million as of December 31, 2006. The borrowings in this debt portfolio are denominated primarily in USD, EUR and SEK and have maturity dates ranging from 2007 to 2012 and onwards. As of December 31, 2006, the interest rates ranged from 3.48% to 9.63%.

Interest rate swap agreements allow the Company to synthetically adjust floating rate receivables or borrowings into fixed rates or vice versa. Under the interest rate swaps, an agreement is made with a counterparty to exchange, at specified intervals, the difference between fixed rate and

Note 27      Financial instruments and risk management — continued

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

The Company also uses interest rate options to reduce the impact of changes in interest rates on its net interest rate exposure. Interest rate futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a financial instrument under agreed terms. The writer of the option receives a premium for bearing the risk of adverse interest rate movements. Interest rate options are used when the rates available to the Company under swap agreements are too high relative to management’s views of the level of future interest rates.

The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties. The following tables summarize the Company’s interest rate swaps and options:

Interest rate swaps

As of December 31, 2005:	Notional amount (SEK in millions)	Currency	Receive rate	Pay rate %	Length of contract
	700	SEK	3 month STIBOR	4.6	June 2006
	371	EUR	6 month EURIBOR	6 month EURIBOR+168 bp	August 2005-September 2009
	106	EUR	5.52	6 month EURIBOR+1.19 bp	December 2012
	604	GBP	3 month LIBOR	5.5 first 7 years	January 2028
	448	GBP	3 month LIBOR	3 month LIBOR -0,14	May 2028
	795	USD	3 month LIBOR	2.83 – KO 6.5	June 2008
	1,193	USD	3 month LIBOR	3.005 -3.09 Knock Out at 6.5	September 2008
	795	USD	9.63	3 month LIBOR+4.9925	December 2012
	200	SEK	1.72	3.25	November 2010
	1,200	SEK	1.70-1.72	3.23-3.63	November 2015
Total	6,412

As of December 31, 2006:	Notional amount (SEK in millions)	Currency	Receive rate	Pay rate %	Length of contract
	1,400	SEK	3.03-3.05%	3.23-3.63	November 2015
	306	EUR	6m Euribor	6m Euribor+1.68	September 2009
	96	EUR	5.52%	6m Euribor+1.19	December 2012
	289	EUR	6m Euribor	3.83-3.92	October 2013
	453	EUR	6m Euribor	4.133	December 2014
	593	GBP	3m Libor	5.5	January 2011
	440	GBP	3m Libor	3 month LIBOR -0.14	May 2028
	1,718	USD	3m Libor	2.83 – max 6.5	September 2008
	687	USD	9.63%	3m Libor+5.0	December 2012
	1,718	USD	7%	4.75+(BMA) *	December 2016
Total	7,700

*	BMA = Indexed return based on the interest difference between LIBOR and US municipality bonds

Note 27      Financial instruments and risk management — continued

Interest rate options

As of December 31, 2005:	Notional amount (SEK in millions)	Currency	Receive rate	Pay rate %	Length of contract
	700	SEK	3 month STIBOR	5.60	June 2006
	94	EUR	6 month EURIBOR	3.25	March 2010
	371	EUR	6 month EURIBOR	5.5	September 2008
	376	EUR	3.25	6 month EURIBOR	January-October 2010
Total	1,541

As of December 31, 2006:	Notional amount (SEK in millions)	Currency	Receive rate	Pay rate Strike rate %	Length of contract
	3,500	SEK	3m Stibor	4.0	November 2011
	91	EUR	6m Euribor	3.25	March 2010
	305	EUR	6m Euribor	strike 5,50	September 2008
	362	EUR	3.25%	6m Euribor	October 2010
Total	4,258

The following tables are a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

As of December 31, 2005:	Currency	Amount (SEK in millions)	Maturity	Interest rates %
	SEK	1,402	January 2006 - June 2006	2.00-4.325
	EUR	1,907	January 2006 - May 2028	1.45-2.84
	USD	8,271	January 2006 - December 2012	4.89-9.63
	GBP	604	January 2028	6.04
Total		12,184

As of December 31, 2006:	Currency	Amount (SEK in millions)	Maturity	Interest rates %
	SEK	3,560	January 2007 - June 2007	3.48-7.75
	EUR	2,112	January 2007 - May 2028	3.90-5.52
	USD	6,680	January 2007 - December 2012	5.92-9.63
	GBP	592	January 2028	5.32
Total		12,944

In addition to interest instruments as above, the VIEs investing in different debt securities, see note 12, have also entered into certain hedging instruments. To reduce the potential negative effects on the actual values of these entities, interest swaps have been entered into at a volume similar to the underlying fixed rate bonds.

Note 27      Financial instruments and risk management — continued

The following table summarizes interest rate swaps entered into for this purpose:

As of December 31, 2006:	Currency	Amount (SEK in millions)	Receive rate	Pay rate %	Length of contract
swap	USD	1,260	6m Libor	4.85	May 2010
swap	USD	275	3m Libor	5.03	October 2015

The same contracts were also outstanding as of December 31, 2005.

Foreign Currency Risk Management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company’s revenues and expenses are denominated in US dollars. The Company’s foreign currency risk arises from (i) fluctuations in exchange rates on the value of the Company’s sales and purchases in foreign currencies (transaction exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company’s functional currency) and (iii) the Company’s investment in foreign subsidiaries’ net assets (equity exposure). The Company’s policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management also regularly reviews the Company’s assets and liabilities that are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company’s policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

(SEK in millions)	2005 Notional amount	2005 Credit exposure	2006 Notional amount	2006 Credit Exposure
Foreign exchange forward contracts	8,896	59	12,246	195
Foreign exchange options	2,094	86	6,155

The following table summarizes by major currency the contractual net amounts of the Company’s forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The ‘buy’ amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the ‘sell’ amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company’s borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

Note 27      Financial instruments and risk management — continued

(SEK in millions)	2005 Buy	2005 Sell	2006 Buy	2006 Sell
USD		1,416	1,606	187
NOK	512	480	181	487
SEK		1,919		2,952
DKK		384		640
EUR	4,767	564	3,824	118
GBP	469	934	176	1,239
JPY		27		51
OTH	119	143	30	143
Total	5,867	5,867	5,817	5,817

Fuel Risk Management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The vessels of the ferry division have an annual consumption of bunker of 350,000 tons of fueloil and 130,000 tons of gasoil. These amounts summarizes to an annual volume of about 3.5 millions barrels. A substatial part of this is hedged on a consecutive basis. All contracts are settled monthly with volume corresponding to the underlying consumption. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year.

(SEK in millions)	2005 Notional amount	2005 Credit exposure	2006 Notional amount	2006 Credit Exposure
Bunker fuel swaps	1,604	1,822	765	771
Bunker fuel options	389

Freight Rate Management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreeements (FFA’s). The Company enters into hedge contracts for a portion of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

(SEK in millions)	2005 Notional amount	2005 Credit exposure	2006 Notional amount	2006 Credit Exposure
OTC traded swaps	10		60

Trading Activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company’s program of interest rate and foreign currency risk management are referred to as ‘trading’ for purposes of this disclosure. All trading instruments are subject to the market risk, including that future changes in market conditions may reduce the value of an investment. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company’s trading activities on derivative financial instruments is shown below.

Note 27      Financial instruments and risk management — continued

(SEK in millions)	2005 Net gain/ (loss)	2005 Notional amount	2006 Net gain/ (loss)	2006 Notional amount
Forward exchange contracts	1	169	(4)	47
Currency options written	19	159	20
Currency options bought	(5)	80	(4)
Interest swaps	7	249	(5)
Total trading	22	657	7	47

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

Fair value of Financial Instruments

FASB Statement No. 107, ‘Disclosures about Fair Value of Financial Instruments,’ requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company’s financial instruments as of December 31, 2005 and 2006. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long term debt. Other techniques, such as estimated discounted cash flows or replacement cost have been used to determine fair value for the remaining financial instruments. The estimated fair value of the Company’s off-balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

(SEK in millions)	2005 Carrying value	2005 Fair value	2006 Carrying value	2006 Fair value
Liabilities
Senior Notes	4,821	4,776	4,116	4,241
Derivative financial instruments Held for trading purposes		(2)
Held for purposes other than trading:
Interest rate risk management:	63	63	95	95
Foreign currency risk management:	145	145	182	182
Bunker risk management		1,822		771

Note 28    Personnel

The following table presents the average number of employees of the Company.

	2005 Total	No. of females	2006 Total	No. of females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	10	3	15	6
Subsidiaries in Sweden	3,788	1,602	3,856	1,601
Total Sweden	3,801	1,605	3,874	1,607
Subsidiaries outside of Sweden:
Great Britain	1,612	459	1,671	457
The Netherlands	743	131	758	121
Denmark	170	109	178	113
Ireland	95	36	93	36
Norway	90	49	99	50
Poland	47	32	49	32
Switzerland	4	1	6	1
Spain	71	16	134	28
Portugal			6	3
France			4	1
Luxembourg			2
Russia	4	1	3	1
China	20	2	52	11
Singapore	6	1	18	4
Korea	13	1	29	4
United States	23	6	22	6
India	70	36	68	38
United Arab Erimates			14	4
Other	16	3	15	2
Shipborne employees	893	6	950	10
Total outside of Sweden	3,877	889	4,171	922
Total group	7,678	2,494	8,045	2,529

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2006 was 3,471 as compared to 3,508 in 2005.

Note 28    Personnel — continued

The following tables presents the wages, salaries and other remuneration of the employees of the Company.

	2005			2006
(SEK in millions)	Board and CEO	Other employees	Total	Board and CEO	Other employees	Total
Parent Company	7	18	25	8	22	30
Subsidiaries in Sweden	30	1,014	1044	34	1,071	1105
Total Sweden	37	1,032	1069	42	1,093	1135
Subsidiaries outside of Sweden:
Great Britain	19	558	577	18	609	627
The Netherlands	8	254	262	8	258	266
Denmark	2	68	70	2	71	73
Ireland		34	34		35	35
Norway	1	40	41	1	46	47
Poland		6	6	1	8	9
Switzerland	9	2	11	9	2	11
Spain	1	21	22	2	40	42
Portugal					2	2
France					2	2
Luxembourg				1	1	2
Russia		5	5		11	11
China		5	5	2	10	12
Singapore	1	1	2	1	10	11
Korea		3	3	2	7	9
United States	3	24	27	2	30	32
India		3	3		3	3
United Arab Erimates				1	4	5
Other		11	11		10	10
Shipborne employees		461	461		510	510
Total outside of Sweden	44	1,496	1,540	50	1,669	1,719
Total group	81	2,528	2,609	92	2,762	2,854

Total personnel costs	2005			2006
(SEK in millions)	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	24	2,585	2,609	30	2,824	2,854
Pension costs	12	269	281	4	248	252
Other social charges	10	370	380	11	378	389
Total	46	3,224	3,270	45	3,450	3,495

For Swedish-flagged vessels employed in international shipping activities, the Company has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of this subsidy in 2006 was SEK 443 million, out of which SEK 412 million related to the ferry operations. In 2005, the amount of the subsidy was SEK 424 million, out of which SEK 402 million related to the ferry operations. The amounts received have reduced personnel costs.

Note 28    Personnel — continued

Remuneration of Chief Executives

Salaries of SEK 9 million were paid to the Chief Executive Officer and the Executive Vice President in 2006 and SEK 10 million in 2005. The corresponding pension charges amounted to SEK 6 million in 2006 and SEK 5 million in 2005. The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 200,000 in 2006, out of which SEK 40,000 was paid to the Chairman of the Board and SEK 20,000 was paid to each of the Chief Executive Officer and the Executive Vice President. In 2005, the board members of Stena AB were paid SEK 158,000, out of which SEK 30,000 was paid to the Chairman of the Board and SEK 15,000 was paid to each of the Chief Executive Officer and the Executive Vice President. The Chairman of the Board has invoiced SEK 375,000 and SEK 350,000 for consultations for the years 2006 and 2005, respectively.

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

Concordia

Concordia and the Company through Stena Bulk AB (‘‘Stena Bulk’’), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the ‘‘Allocation Agreement’’) pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No agreements were made in 2005 or 2006. The net outcome of the agreement including results on forward contracts was a loss of SEK 1 million in 2004, a loss of SEK 1 million in 2005 and SEK 0 million in 2006.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia’s personnel and certain financial and other services. The Company earned fees equal to SEK 17 million, SEK 13 million and SEK 25 million in 2004, 2005 and 2006 respectively, for these services.

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million in each of the years 2004, 2005 and 2006 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed by an interest bearing credit facility from the Company. As of December 31, 2006, DKK 213 million was outstanding under this facility, as compared to DKK 211 million as of December 31, 2005.

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The vessel is chartered back as an operating lease, for which the Company paid charterhire of SEK 61 million for each of the years 2004 and 2005 and SEK 59 million for 2006.

Note 29    Related Party Transactions — continued

Sessan has invested in shares in the Swedish company Meda AB (‘‘Meda’’). In 2005, a new share issue in Meda was guaranteed by the Company. In connection with the new issue, the Company purchased shares in Meda. Sessan had the option to buy these shares at a price of 10% above the price paid by the Company. This option was utilized during 2006.

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company. During the year, the Company aquired shares in Ballingslöv at a market value of SEK 35 million from Sessan. At the same time the loan of SEK 10 million was repaid.

Stena Metall

The Company purchases a substantial part of its bunker fuel from Stena Metall. Such purchases aggregated SEK 726 million, SEK 1,127 million and SEK 1,840 million in 2004, 2005 and 2006, respectively.

The Company paid charterhire for vessels to Stena Metall at an amount of SEK 46 million in 2004 and of SEK 63 million each of the years 2005 and 2006.

The Company provides management and other services to Stena Metall. The Company received SEK 1 million in each of the years 2004, 2005 and 2006 for these services.

Olsson Family

The Company rents office space from members of the Olsson family. In 2004, 2005 and 2006, the Company paid SEK 28 million, SEK 29 million and SEK 32 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2004, 2005 and 2006, members of the Olsson family paid the Company SEK 11 million, SEK 13 million and SEK 12 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In 2004, the Company acquired properties in Sweden, that were subsequently sold to the Olsson family at a value of SEK 587 million. This transaction had no impact on the consolidated accounts for the Company.

In 2005, the Company sold a property to the family of SEK 96 million. The sale was made at market price.

During the year, the Company aquired shares in Gunnebo and Gunnebo Industrier at a market value of SEK 18 million from the family.

Note 30    Subsequent events

On February 8, 2007, the Company completed an offering of €300 million of the 6.125% Senior Notes due 2017. The Company used a portion of the proceeds of the offering of the notes to repurchase approximately $177 million of the 9 5/8% Senior Notes due 2012 in a tender offer and consent solicitation.

Pursuant to our tender offer and consent solicitation, the Company amended the indenture governing our 9 5/8% Senior Notes due 2012 to eliminate the principal restrictive covenants.

On February 14, 2007, the Company completed an offering of €102 million of our 5.875% Senior Notes due 2019.

In March 2007, the Company commenced a solicitations of consents from the holders of the Senior Notes due 2013 and 2016.

Note 30    Subsequent events — continued

In March 2007 the Company entered into financing arrangements for the third drillship on order, structured similarly to the financings of the first two drillMAX vessels.

Note 31    US GAAP Information

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to net income and stockholders’ equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Net income under Swedish GAAP	2,359	2,268	4,339
Adjustments to reconcile to US GAAP:
Disposal of assets(a)	(365)	80	(295)
Depreciation of properties(b)	(109)	(34)	(153)
Investments in securities(c)	(76)	(388)	(503)
Investment subsidies(d)	16	—	—
Financial instruments(e)	549	1,295	(1,011)
Purchase accounting Stena Line(f)	(67)	34	111
Business combinations(g)	15	33	35
Pensions(h)	(42)	(1,533)	(494)
Deferred costs(i)	15	15	13
Capital lease transaction(j)	(492)	73	766
Investments in VIEs(k)	132	—	—
Others	15	16	36
Tax effect of US GAAP adjustments	(98)	149	172
Net income under US GAAP	1,852	2,008	3,016

	As of December 31,
(SEK in millions)	2005	2006
Stockholders’ equity under Swedish GAAP	15,132	18,587
Adjustments to reconcile to US GAAP:
Disposal of assets(a)	(370)	(664)
Depreciation of properties(b)	(515)	(668)
Financial instruments(e)	1,822	771
Purchase accounting Stena Line(f)	(330)	(219)
Business combinations(g)	48	83
Pensions(h)	(71)	(512)
Deferred costs(i)	(13)	—
Capital lease transaction(j)	(766)	—
Others	(56)	(20)
Tax effect of cumulative US GAAP adjustments	32	193
Stockholders’ equity under US GAAP	14,913	17,551

Those differences which have a material effect on consolidated net income and stockholders’ equity are described as follows:

(a)	Disposal of assets – Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation

Note 31    US GAAP Information — continued

of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company’s 46% investment. For US GAAP purposes, the Company eliminates all of such gains. A disposal of an asset resulting in a gain in accordance with Swedish GAAP may not qualify as a sale under US GAAP but as a sale-lease back transaction. A gain is deferred under Swedish GAAP when there is a sale-lease back transaction where the lease is determined to be a finance lease, but the gain is recognized if the lease is determined to be an operating lease. Under US GAAP the gain is also deferred when the lease is determined to be an operating lease. The gain is deferred over the life of the lease. For US GAAP purposes, the gain recognized on the Company’s sale of tankers to Arlington Tankers Ltd is the amount of SEK 316 million for the year ended December 31, 2004 has been deferred and is being amortized over five years, the life of the lease. In 2006 Stena Contest, Stena Concept, Stena Compass och Stena Compassion were sold and the gain on the sale- and leaseback will be realeased over the charter periods until 2008. The gains amounted to SEK 108, 106, 161 and 157 millions, respectively.
(b)	Depreciation of properties – Under Swedish GAAP, properties in the Company’s real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.
(c)	Investments in securities – Under Swedish GAAP, the Company changed the accounting principles 2005 for the valuation of financial instruments at market. The accounts for 2004 have been restated. Changes in the market value of certain marketable securities are revalued through the income statement. Under US GAAP, changes in the market value of these investments are classified as ’available for sale’ securities and are recorded as a separate component of equity, net of applicable deferred taxes.
(d)	Investment subsidies – Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel. The Company sold the vessel during 2004 and the remaining adjustment to US GAAP was accounted for as an additional gain on sale of vessels during 2004.
(e)	Financial instruments – Under Swedish GAAP, the Company changed the accounting principles 2005 for the valuation of financial instruments at market and the result is recorded as a separate component in the equity. The accounts for 2004 have been restated. Unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future bunker fuel risks are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on such contracts which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Management has concluded that none of the Groups’ hedges of financial exposure qualify for hedge accounting under US GAAP during 2006. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.
(f)	Purchase accounting Stena Line – For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company’s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. The increase in depreciation expense amounted to SEK 11 million, SEK 11 million

Note 31    US GAAP Information — continued

and SEK 11 million for the years ended December 31, 2004, 2005 and 2006, respectively. In connection with the Company’s offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. The price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill has been amortized into income over four years. However, For US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2004, 2005 and 2006, respectively.
(g)	Business combinations – Accounting of acquisitions of certain subsidiaries under Swedish GAAP differs from US GAAP. The difference is attributable primarily to reporting and amortization of goodwill. In accordance with SFAS 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders’ equity under US GAAP. Furthermore, impairment tests have been performed for existing goodwill. No impairment loss has been recognized as a result of these tests.
(h)	Pensions – The Company has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements funded through payments to a separate pension foundation. Effective in 2004, provisions for employee benefits in the consolidated statements of the Company are accounted for in accordance with RR29 Employee Benefits, which conforms in all significant respects with IAS 19 Employee Benefits. See further Note 1 and Note 19. In accordance with US GAAP, pension benefits should be accounted and disclosed for in accordance with SFAS No. 87 ‘‘Employers Accounting for Pensions’’ and SFAS No. 132 ‘‘Employers Disclosure about Pensions and Other Post-retirement Benefits.’’ The differences between the accounting principles used by the Company (Swedish GAAP) and US GAAP pertain to different transition dates, and recognition of past service cost and minimum liability adjustments. Certain pension liabilities for employees within the UK ferry operations of the company were previously accounted for as contingent liabilities due to the lack of information on the portion of the liability attributable to the Company. New information was released for this pension scheme in 2005 and the portion of the liability attributable to the Company has been recorded as pension liabilities in the consolidated balance sheet. Under Swedish GAAP, the change has been recorded directly against stockholders’ equity and deferred tax liabilities, respectively. From October 1, 2005 the pension scheme will be accounted for as a multiple-employer plan. For U.S. GAAP purposes, the change in 2005 is viewed as the withdrawal from a multi-employer plan and the establishment of a multiple-employer plan with the unfunded benefit obligation of SEK 1,536 million as of October 1, 2005 being recognized, net of tax SEK 1,075 million, immediately in net income. Certain pension liabilities for employees within the UK ferry operations of the company were previously accounted for as contingent liabilities due to the lack of information on the portion of the liability attributable to the Company. New information was released for this pension scheme in 2006 and the portion of the liability attributable to

Note 31    US GAAP Information — continued

the Company has been recorded as pension liabilities in the consolidated balance sheet. Under Swedish GAAP, the change has been recorded directly against stockholders’ equity and deferred tax liabilities, respectively. From October 1, 2006 the pension scheme will be accounted for as a multiple-employer plan. For U.S. GAAP purposes, the change in 2006 is viewed as the withdrawal from a multi-employer plan and the establishment of a multiple-employer plan with the unfunded benefit obligation of SEK 498 million as of October 1, 2006 being recognized, net of tax SEK 349, immediately in net income. SFAS 158 ‘‘Employers’ accounting for defined benefit pension and other postretirement plans’’ was issued by the FASB in September 2006. Statement SFAS 158 requires an employer to recognize the funded status of pension and other postretirement benefit plans (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The adoption of SFAS 158 resulted in a charge to equity reported in accordance with US GAAP with SEK 312 million. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position for fiscal years ending after December 15, 2008, with limited exceptions. Stena is in the process of evaluating their processes and the changes required to meet these requirements.
(i)	Deferred costs – The Company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the rig. The Company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to the dayrates and use of certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been paid by Statoil. The Company also agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the contract and can be recovered from the cash flow of the contract. For US GAAP purpose, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed. As per 31 December, 2006 the total provison has been released.
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

Note 31    US GAAP Information — continued

establishment of the post-acquisition structure were capitalized for Swedish GAAP in 2003. Under US GAAP, such costs are considered to be period costs and are expensed as incurred. These costs have been expensed under Swedish GAAP during 2004 and thereby reversing the adjustment under US GAAP.
During 2006 the HSS vessels have been written-down in Swedish GAAP and under US GAAP these write-downs were reversed since there is no longer a book value difference. The total write-down in accordance with US GAAP has been realeased.
(k)	Investment in VIEs
The company changed the Swedish GAAP accounting principle for consolidation of VIE’s in 2005. VIE’s are consolidated now for Swedish as well as for US GAAP in 2005. The difference in 2004 net income was due to the change in accounting principles under Swedish GAAP that allowed the transition to be recorded as a cumulative effect in shareholders equity and under US GAAP to be recorded in net income. The Company choose not to restate the unrealized portion of the gain in securities in Swedish GAAP. This adjustment was made in prior year’s for US GAAP purposes.

The condensed consolidated financial statements under US GAAP are presented as follows:

Income statement – US GAAP	Year ended December 31,
(SEK in millions)	2004	2005	2006
Total revenues	15,955	18,491	20,388
Net gain sale of vessels	291	395	2,018
Net gain sale of property	113	935	194
Direct operating expenses	(10,447)	(11,525)	(14,469)
Selling and administrative expenses	(1,803)	(3,393)	(2,621)
Depreciation and amortization	(1,769)	(2,738)	(1,875)
Total operating expenses	(14,019)	(17,656)	(18,965)
Income from operations	2,340	2,165	3,635
Share of affiliated companies’ results	17	21	27
Interest income	382	567	738
Interest expense	(1135)	(1,395)	(1,649)
Other financial items	1,015	695	484
Total financial income and expense	262	(133)	(427)
Minority Interest	(57)	(21)	(23)
Income taxes	(710)	(24)	(196)
Taxes
Net income	1,852	2,008	3,016

Note 31    US GAAP Information — continued

Balance sheet – US GAAP	As of December 31,
(SEK in millions)	2005	2006
Intangible fixed assets	806	688
Tangible fixed assets	31,372	33,616
Marketable securities	3,284	5,791
Investment in VIE´s	5,753	7,341
Other noncurrent assets	3,594	4,688
Total noncurrent assets	44,809	52,124
Short-term investments	2,213	2,462
Cash and cash equivalents	3,744	884
Other current assets	4,463	4,812
Total current assets	10,420	8,158
Total assets	55,229	60,282
Total stockholders’ equity	14,913	17,551
Minority Interest	131	162
Deferred income taxes	1,485	1,516
Pension liabilities	1,953	2,718
Other provisions	46	1,667
Long-term debt	29,928	25,995
Other noncurrent liabilities	883	1,515
Total noncurrent liabilities	30,811	27,510
Short-term debt	1,709	4,776
Other current liabilities	4,181	4,382
Total current liabilities	5,890	9,158
Total stockholders´ equity and liabilities	55,229	60,282

Note 32    Additional US GAAP Disclosures

Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

(a) Income Taxes

The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

	As of December 31,
(SEK in millions)	2005	2006
Deferred tax liabilities:
Property, vessels and equipment	2,091	2,124
Investments	666	580
Other	88	261
Total deferred tax liabilities	2,845	2,966
Deferred tax assets:
Property, vessels and equipment	327	710
Tax loss carryforwards	1,182	815
Investments	599	647
Provisions	77	173
Other	—	122
Total deferred tax assets	2,185	2,334
Less deferred tax assets not recognized	(581)	(638)
Net deferred tax assets	1,604	1,829
Net deferred tax liability under US GAAP	1,241	1,137
Out of which
Deferred tax assets	244	379
Deferred tax liability	1,485	1,516
Net deferred tax liability	1,241	1,137

The valuation increased/(decreased) by SEK 773 million, SEK (736) million and SEK 57 million during the years ending December 31, 2004, 2005 and 2006, respectively.

The determination of the amount of unrecognized deferred tax liability in respect of the cumulative amount of undistributed earnings of subsidiaries that would be taxed on remittance is not practicable.

(b) Long-term Debt

For Swedish GAAP purposes, certain borrowings that have formal repayment dates in 2006 have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. See Note 20. Those borrowings which amount to SEK 835 million and SEK 2,885 million at December 31, 2005 and 2006 respectively would be classified as short-term in a US GAAP consolidated balance sheet.

(c) Net gain on sale of vessels and property

For Swedish GAAP purposes net gain on sale of vessels and property are included as a component of revenues. For US GAAP purposes these net gains would be excluded from revenues and included as a separate component of income from operations.

(d) Comprehensive Income

The Company has adopted Statement of Financial Accounting (‘‘SFAS’’) No. 130, ‘‘Reporting Comprehensive Income’’, which establishes standards for the reporting and presentation of

Note 32    Additional US GAAP Disclosures — continued

comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders’ equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses and available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP was as follows:

	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2003		(1,800)
Net income	1,852
Available for sale securities	99	99
Minimum liability, pensions	82	82
Foreign currency translation adjustment	(210)	(210)
Comprehensive income 2004	1,823
Balance as of December 31, 2004		(1,829)
Net income	2,008
Available for sale securities	116	116
Minimum liability, pensions	326	326
Foreign currency translation adjustment	441	441
Comprehensive income 2005	2,891
Balance as of December 31, 2005		(946)
Net income	3,016
Adoption of SFAS 158, pensions		(312)
Available for sale securities	498	498
Foreign currency translation adjustment	(887)	(887)
Comprehensive income 2006	2,627
Balances as of December 31, 2006		(1,647)

The tax effect in comprehensive income was SEK (25) million, SEK (29) million and SEK (144) million in 2004, 2005 and 2006, respectively.

(e) Pensions

Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

	Year ended December 31,
(SEK in millions)	2004	2005	2006
Service cost	41	53	45
Interest cost	133	149	502
Change in pension plans	—	1,536	498
Expected return on plan assets	(143)	(199)	(533)
Net amortization and deferral	42	122	(66)
Net periodic pension cost	73	1,661	446

Note 32    Additional US GAAP Disclosures — continued

The changes in benefit obligation are as follows:

	As of December 31,
(SEK in millions)	2005	2006
Benefit obligation at beginning of year	2,488	9,364
Service cost	53	45
Interest cost	149	502
Actuarial gain (loss)	126	(54)
Change in pension plans	6,598	3,284
Benefit paid	(33)	(9)
Translation difference	(17)	66
Benefit obligation at end of year	9,364	13,198
Funded status	(9,364)	(13,198)
Additional minimum liability	—	—
Amounts recognized in the consolidated balance sheets as accrued pension liability	9,364	13,198

The change in fair value of plan assets are as follows:

	As of December 31,
(SEK in millions)	2005	2006
Assets at beginning of year	2,105	8,006
Actual return on plan assets	199	603
Company contributions	62	97
Members contributions	4	4
Change in pension plans	5,062	2,786
Benefits paid	(33)	(167)
Actuarial gain (loss)	426	(391)
Other	181	111
Assets at end of year	8,006	11,049

Assumptions used in the calculation of pension obligations are as follows:

	2004	2005	2006
Weighted discount rate	5.25%	4.25-5.00%	3.90%-5.20%
Expected long-term rate of return on assets	7.1%	4.50-7.50%	7.50%
Rates of increase in compensation levels	3.75%	3.25-3.85%	3.00-3.95%

(f) Recent issued U.S. accounting standards

In June 2006, FASB Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109’’ (FIN 48) was issued. FIN 48 requires tax benefits from an uncertain position to be recognised if it is ‘more likely than not’ that the position is sustainable, based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in recognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 first applies for the Company from January 1, 2007. The Company is currently assessing the impact of adopting FIN 48.

Note 32    Additional US GAAP Disclosures — continued

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155). SFAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise have to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognised in earnings. Additionally, SFAS 155 requires that interest in securitised financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation (previously these were exempt from SFAS 133). SFAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company is currently assessing the impact of adopting SFAS 155.

In September 2006, the FASB issued SFAS 157 ‘‘Fair Value Measurements.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value.’’ SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of adoption of this on the Company’s financial condition, results of operation or liquidity.

In September 2006, the FASB issued SFAS 158 ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,’’ an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS 158 requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. During 2006, the Company adopted the recognition and disclosure provisions of SFAS 158, which resulted in a SEK 312 million decrease in accumulated other comprehensive income and shareholders equity, a SEK 445 million increase in accrued pension liability, and a SEK 133 million decrease in deferred income taxes. The Company will adopt the measurement date provisions of SFAS 158 for the fiscal year ended December 31, 2008.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (‘‘SFAS 159’’) which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The following balance sheet items are within the scope of SFAS 159:

•	Recognized financial assets and financial liabilities unless a special exception applies

•	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments

•	Non-financial insurance contracts

•	Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument

SFAS 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. The Company is currently assessing the impact of adopting SFAS 159.

Schedule I

Report of Independent Registered Public Accounting Firm on Schedules

The Board of Directors
Stena AB (publ)

Under date of April 25, 2007, we reported on the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2006, and the related statement of changes in stockholders’ equity for each of the years in the two year period ended December 31, 2006, as contained in the Annual Report on Form 20-F for the year 2006. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audit.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Gothenburg, Sweden
April 25, 2007
KPMG Bohlins AB

Thord Elmersson
Authorized Public Accountant

Schedule II

Stena AB and Consolidated Subsidiaries
Valuation and Qualifying Accounts
Years ended December 31, 2004, 2005 and 2006

Description	Balance at Beginning of Year	Additions	Companies acquired	Deductions	Balance at End of Year
	(SEK in thousands)

Allowance for Doubtful Accounts:
December 31, 2004	20,825	8,841		(3,656)	26,010
December 31, 2005	26,010	17,342	19,626	(10,746)	52,232
December 31, 2006	52,232	22,198		(28,012)	46,418

Notes:

Additions includes foreign currency translation effect

Schedule III

Stena AB and Consolidated Subsidiaries
Property Cost and Accumulated Depreciation
December 31, 2006
(SEK in millions)

Notes:

(1)   Gross amount at which carried at end of the year:

	Year ended December 31,
	2004	2005	2006
	(SEK in millions)
Balance at beginning of year	8,158	19,476	18,314
Additions:
Purchase of companies	11,298	(524)	0
Additions	490	1,969	1,525
Foreign currency effect	(51)	408	(150)
	19,895	21,329	19,689
Deductions:
Disposals	423	2,977	523
Transfers	(4)	38	91
	419	3,015	614

Balance at end of year	19,476	18,314	19,075

(2)   Accumulated depreciation:

	Year ended December 31,
	2004	2005	2006
	(SEK in millions)
Balance at beginning of year	533	777	1,039
Depreciation charged	294	393	234
Properties sold	(38)	(161)	(41)
Transfers		(22)	(79)
Foreign currency effect	(12)	52	(26)
	777	1,039	1,127
Net book value	18,699	17,275	17,948

Stena AB and Consolidated Subsidiaries
Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Net book value
Property data	(Mortgages) TSEK	TSEK	TSEK	[ 1 ] TSEK	[ 2 ] TSEK
SFAB, enclosure no 1	2,639,545	3,137,624	664,109	3,801,733	(276,738)	3,524,995
SFNAB, enclosure no 2	716,211	517,435	22,622	540,057	(49,473)	490,584
SFSAB, enclosure no 3	742,495	932,354	36,784	969,138	(47,586)	921,552
SFHKB, enclosure no 4	369,250	351,345	48,631	399,976	(16,095)	383,881
SFFAB group, enclosure no 5	5,553,983	8,604,222		8,604,222	(210,328)	8,393,894
Total Stena Fastigheter group	10,021,484	13,542,980	772,146	14,315,126	(600,220)	13,714,906
SRBV, enclosure no 6	1,757,627	1,975,410	57,891	2,033,302	(131,805)	1,901,496
SPBV, enclosure no 7	449,337	775,749	89,468	865,217	(29,759)	835,458
Total Stena Realty group	2,206,964	2,751,159	147,360	2,898,519	(161,565)	2,736,954
Total real estate	12,228,447	16,294,139	919,506	17,213,645	(761,785)	16,451,860
Stena Line, enclosure no 8		1,531,081	11,772	1,542,853	(343,246)	1,199,608
Adactum, enclosure no 9		229,404		229,404	(6,014)	223,390
NMM, Glasgow		59,034		59,034	(9,232)	49,802
Stena Drilling, Aberdeen		13,236		13,236	(6,886)	6,350
Scan-Port, Germany		15,059		15,059		15,059
Euro-Port, Denmark		1,266		1,266		1,266
Total buildings and land		1,849,080	11,772	1,860,852	(365,378)	1,495,475
Total		18,143,219	931,278	19,074,497	(1,127,162)	17,947,335

SCHEDULE III

Property and Accumulated Depreciation
December 31, 2006

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Järnbrott 126:4	33,699	3,071	2,888	5,959	(78)	1961	01/01/81	100 years
Kallebäck 7:8	10,505	4,042	497	4,539	(316)	1964	01/01/81	100 years
Högsbo 8:9	4,690	3,793	9,775	13,568	(2,824)	1971	01/01/81	100 years
Kallebäck 12:4	9,000	4,740	585	5,325	(378)	1960	31/12/83	100 years
Kvillebäcken 12:2	9,200	18,600	3,396	21,996	(2,147)	1961	30/09/84	100 years
Biskopsgården 46:4	16,680	13,305	14,020	27,325	(3,059)	1968/73	31/12/85	100 years
Stampen 26:2	97,500	58,549	5,786	64,335	(6,073)	1988	01/01/94	100 years
Järnbrott 164:22	39,000	26,771	649	27,420	(2,915)	1966	01/02/94	100 years
Sannegården 15:4	9,759	0	10,913	10,913	(1,124)	1973	01/01/83	100 years
Sannegården 15:5	18,750	23,450	−14,068	9,382	(194)	1973	01/01/83	100 years
Sannegården 22:19	3,115	0	2,400	2,400	(241)	1973	01/01/83	100 years
Partille 3:234-5	0	96	1	97	0		01/01/83	100 years
Askim 70:4-6	120,000	159,164	4,922	164,086	(8,779)	1968/98	01/01/00	100 years
Askim 70:1	0	1	0	1	0	1968/98	01/01/00	100 years
Askim 59:38	0	1,000	56	1,056	(72)	1968/98	01/01/00	100 years
Kardemumman 1-2	15,000	17,306	335	17,641	(837)	1990	01/07/00	100 years
Ugglum 14:15	4,000	5,835	2,686	8,521	(786)	1982	01/04/88	100 years
Linkärven 6	0	10,484	−5,038	5,446	(949)	1990	01/04/90	100 years
Järnbrott 144:5	8,625	3,887	263	4,150	(212)	1963	01/08/83	100 years
Kallebäck 4:1	36,950	4,708	2,711	7,419	(136)	1963	01/08/83	100 years
Kärra 78:3	16,420	8,444	7,950	16,394	(1,792)	1973	01/04/86	100 years
Kobbegården 257:3	28,500	7,990	1,584	9,574	(361)	1970	01/08/81	100 years
Kobbegården 257:1	30,000	16,426	3,091	19,517	(2,039)	1970	01/08/81	100 years
Kobbegården 257:2	25,000	−1,124	0	−1,124	1,162	1970	01/08/81	100 years

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2006

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Askim 70:2	27,181	26,435	0	26,435	(2,546)	1968	01/08/81	100 years
Askim 70:3	48,195	−7,387	6,145	−1,242	1,284	1968	01/08/81	100 years
Kobbegården 6:139	0	7,225	11,345	18,570	(1,805)	1974	01/03/86	100 years
Högsbo 8:10	550	5,207	−56	5,151	(225)	1960	01/01/90	100 years
Gullbergsvass 5:121	78,000	88,227	15,309	103,536	(11,844)	1988	01/04/94	100 years
Kobbegården 6:3	195,000	146,028	34,235	180,263	(14,078)	1970	12/97	100 years
Helsingör 10	39,500	5,350	3,816	9,166	(441)	1964	01/05/81	100 years
Kockum 20	8,996	2,030	1,516	3,546	19	1960	01/05/81	100 years
Kockum 21/22	23,700	4,543	2,907	7,450	(377)	1962	01/01/82	100 years
Bjurö 9	4,500	4,781	8,770	13,551	(1,339)	1964	11/82	100 years
Järnet 2	4,050	15,041	4,795	19,836	(14,166)	1991	12/83	100 years
Bilden 10	21,000	2,773	17,231	20,004	(2,048)	1963	04/84	100 years
Almen 20	24,375	3,309	9,303	12,612	(737)	1966	05/81	100 years
Frans Suell 14	135,000	45,932	149,056	194,988	(20,118)	1906/36	02/91	100 years
Frans Suell 8	0	23,170	−23,170	0	0	1900/79	02/94	100 years
Frans Suell 10	0	24,000	−24,000	0	0	1900/79	02/95	100 years
Brudbuketten 6	0	6,698	3,197	9,895	(795)	1991	05/92	100 years
Solbacken 22	10,475	7,418	3,711	11,129	(967)	1964	05/92	100 years
Flygfältet 3	3,940	4,566	2,493	7,059	(695)	1960/70	05/95	100 years

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2006

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Pilåkern 1	83,700	14,549	21,487	36,036	(2,251)	1959	05/81	100 years
Pilåkern 2	125	269	1,399	1,668	(93)	1960/70	05/81	100 years
Almen 16	5,400	3,383	−1,101	2,282	(6)	1961	05/81	100 years
Leonard 1	194,000	202,039	64,012	266,051	(18,226)	1970	11/00	100 years
Abel 14	80,000	142,313	15,326	157,639	(9,764)	1973	11/00	100 years
Abel 15	45,000	0		0	0	1973	11/00	100 years
Korpen 39	9,000	14,631	776	15,407	(658)	1960/70	01/99	100 years
Laboratorn 4	16,800	29,251	867	30,118	(1,446)	1960/70	01/99	100 years
Professorn 12	11,900	20,663	1,573	22,236	(1,201)	1960/70	01/99	100 years
Frukten 9	790	6,445	0	6,445	(249)	1960/70	01/99	100 years
Flygfältet 8	0	−187	3,067	2,880	(2)	1961	07/87	100 years
Flygfältet 2	0	4,950	−2,987	1,963	(652)	1961	07/87	100 years
Flygfältet 7	6,000	7,468	0	7,468	(423)	1989	08/00	100 years
Hilleröd 12	5,250	2,202	536	2,738	(180)	1962	01/81	100 years
Nyborg 22	32,000	8,070	1,798	9,868	(539)	1968	08/82	100 years
Solbacken 13	2,700	4,386	4,204	8,590	(1,063)	1965	06/86	100 years
Bronsyxan 16	0	14,281	4,258	18,539	(1,711)	1975	10/87	100 years
Hymnen 1	22,400	10,278	14,797	25,075	(2,367)	1960/70	05/94	100 years
Kantaten 1	42,000	12,618	20,151	32,769	(2,601)	1960/70	05/94	100 years
Kantaten 2	33,600	8,600	15,298	23,898	(2,044)	1960/70	05/94	100 years
Kantaten 3	37,800	13,142	17,601	30,743	(2,907)	1960/70	05/94	100 years
Kantaten 6	27,300	11,313	16,057	27,370	(2,350)	1960/70	05/94	100 years

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2006

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Docenten 6	13,500	10,039	10,193	20,232	(1,987)	1960/70	01/97	100 years
Laboratorn 2	20,700	13,550	12,375	25,925	(2,405)	1960/70	01/97	100 years
Professorn 9	19,400	14,272	11,467	25,739	(2,570)	1960/70	01/97	100 years
Professorn 11	21,800	18,486	10,353	28,839	(2,845)	1960/70	01/97	100 years
Laboratorn 3	21,800	18,811	12,274	31,085	(2,989)	1960/70	01/97	100 years
Altona 20 & 21	113,000	92,661	77,785	170,446	(30,985)	1966	09/98	100 years
Pontus 20	97,225	127,844	1,619	129,463	(6,775)	1935	04/01	100 years
Sporren 4	49,000	85,995	513	86,508	(45,370)	1958	04/01	100 years
Luggude 8	20,000	27,500	0	27,500	(1,244)	1967	04/01	100 years
Hämplingen 15	12,750	17,015	399	17,414	(1,051)	1964	04/01	100 years
Utanverket 13	48,750	70,107	629	70,736	(3,579)	1958	04/01	100 years
Kolga 6	55,000	75,428	2,989	78,417	(3,704)	1935	04/01	100 years
Ryttmästaren 17	0	32,874	0	32,874	(1,165)	1970	02/04	100 years
Fältspaten 1	60,000	83,032	0	83,032	(3,025)	1982	02/04	100 years
Masthugget 712:30		17,000	0	17,000	(1,232)		2005	100 years
Ongoing project		−21,988	33,601	11,613	(116)		2005	100 years
Other		447	2,073	2,520	303		2005	100 years
Other			4,452	4,452	(45)		2005	100 years
Hjälten 3	124,000	193,705		193,705	(1,997)		2005	100 years
Hjälmen 3	81,200	60,415	1,446	61,861	(631)		2005	100 years
Gropen 2	26,400	28,690		28,690	(297)		2005	100 years
Grottan 16	14,400	9,855	820	10,675	(110)		2005	100 years
Gnistan 13	12,800	8,927		8,927	(92)		2005	100 years
Gästgivaren 3	11,200	10,220		10,220	(105)		2005	100 years
Halmstad 6:4 mfl	0	188		188	(2)		2005	100 years
Gårdsten 58:1		546,000		546,000	(5,005)		2006	100 years
Tynnered 13:2		260,000		260,000	(1,950)		2006	100 years
Total SFAB	2,639,545	3,137,624	664,109	3,801,733	(276,738)

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages) TSEK	Buildings and land TSEK	Improvements TSEK	TSEK	TSEK
Erstavik 26: 8	20,800	16,032	688	16,720	(1,650)	1971-75	12/96	100 years
Erstavik 26: 9	21,078	17,149	700	17,849	(1,744)	1971-75	12/96	100 years
Erstavik 26: 10	20,500	16,552	785	17,337	(1,717)	1971-75	12/96	100 years
Erstavik 26: 11	47,500	32,632	1,010	33,642	(3,169)	1971-75	12/96	100 years
Erstavik 26: 12	44,900	31,121	164	31,285	(2,832)	1971-75	12/96	100 years
Erstavik 26: 13	42,100	27,907	430	28,337	(2,568)	1971-75	12/96	100 years
Erstavik 26: 14	37,200	24,969	160	25,129	(2,276)	1971-75	12/96	100 years
Erstavik 26: 15	36,208	24,594	97	24,691	(2,238)	1971-75	12/96	100 years
Erstavik 26: 16	36,700	24,541	138	24,679	(2,236)	1971-75	12/96	100 years
Erstavik 26: 17	36,800	25,221	631	25,852	(2,318)	1971-75	12/96	100 years
Erstavik 26: 18	41,200	30,169	105	30,274	(2,744)	1971-75	12/96	100 years
Erstavik 26: 20	7,000	4,311	81	4,392	(402)	1971-75	12/96	100 years
Erstavik 26: 28	14,700	16,128	627	16,755	(1,644)	1971-75	12/96	100 years
Erstavik 26: 29	15,225	16,264	678	16,942	(1,661)	1971-75	12/96	100 years
Erstavik 26: 30	14,800	16,212	878	17,090	(1,722)	1971-75	12/96	100 years
Erstavik 26:109	40,600	27,675	206	27,881	(2,527)	1971-75	12/96	100 years
Erstavik 26:110	40,800	28,578	627	29,205	(2,703)	1971-75	12/96	100 years
Erstavik 26:111	37,600	24,571	163	24,734	(2,239)	1971-75	12/96	100 years
Erstavik 26:113	38,900	26,058	116	26,174	(2,371)	1971-75	12/96	100 years
Erstavik 26:115	38,900	26,618	167	26,785	(2,425)	1971-75	12/96	100 years
Erstavik 26:117	41,500	27,035	180	27,215	(2,462)	1971-75	12/96	100 years
Erstavik 26:118	41,200	26,924	158	27,082	(2,450)	1971-75	12/96	100 years
Erstavik 26:434		6,174	3,197	9,371	(1,375)	1971-75	12/96	100 years
Erstavik 26:488		0		0	0	1971-75	12/96	100 years
Ongoing projects			10,636	10,636	0
TOTAL SFNAB	716,211	517,435	22,622	540,057	(49,473)

SCHEDULE III
enclosure 2

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages) TSEK	Buildings and land TSEK	Improvements TSEK	TSEK	TSEK
Blackebergs Gård 1	41,475	20,920	3,545	24,465	(1,028)	1902	04/00	100 years
Hägern Större 16	350,000	400,516	1,982	402,498	(25,623)	1990	04/00	100 years
Tempelriddareorden 1	17,500	26,144	90	26,234	(1,333)	1964	12/01	100 years
Tempelriddareorden 2	12,110	17,482	70	17,552	(893)	1964	12/01	100 years
Tempelriddareorden 3	32,900	49,556	163	49,719	(2,528)	1964	12/01	100 years
Tempelriddareorden 4	26,600	38,642	74	38,716	(1,967)	1964	12/01	100 years
Tempelriddareorden 6	12,950	19,326	69	19,395	(986)	1964	12/01	100 years
Tempelriddareorden 7	32,900	48,879	146	49,025	(2,492)	1964	12/01	100 years
Tempelriddareorden 8	16,450	25,177	82	25,259	(1,284)	1964	12/01	100 years
Tempelriddareorden 9	19,950	31,505	52	31,557	(1,604)	1964	12/01	100 years
Söderbymalm 3:468	177,910	155,000	28,147	183,147	(7,604)		12/02	100 years
Gröna rutan 1	1,750	3,218	8	3,226	(164)	1964	12/01	100 years
Skansen 18	0	95,989		95,989	(80)		09/05	100 years
Ongoing projects			2,356	2,356	0
TOTAL SFSAB	742,495	932,354	36,784	969,138	(47,586)

SCHEDULE III
enclosure 3

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages) TSEK	Buildings and land TSEK	Improvements TSEK	TSEK	TSEK
Haninge Söderbymalm 6:9	15,000	13,390	253	13,643	(538)	1955	07/01	100 years
Haninge Söderbymalm 6:10	28,000	24,720	2,682	27,402	(1,092)	1956	07/01	100 years
Haninge Söderbymalm 3:328	9,000	9,270	1,657	10,927	(426)	1956	07/01	100 years
Haninge Söderbymalm 3:329	10,000	11,330	2,035	13,365	(516)	1956	07/01	100 years
Haninge Söderbymalm 3:333	9,000	9,270	933	10,203	(407)	1957	07/01	100 years
Haninge Söderbymalm 3:372	9,000	10,300	1,667	11,967	(474)	1964	07/01	100 years
Haninge Söderbymalm 3:337	49,250	44,290	7,182	51,472	(2,083)	1964	07/01	100 years
Haninge Söderbymalm 9:1	29,000	29,870	4,949	34,819	(1,388)	1964	07/01	104 years
Haninge Söderbymalm 9:2	26,000	28,840	4,886	33,726	(1,345)	1964	07/01	105 years
Haninge Söderbymalm 6:13	10,500	14,573	2,554	17,127	(671)	1964	07/01	100 years
Haninge Söderbymalm 6:14	33,750	26,030	4,430	30,460	(1,233)	1964	07/01	100 years
Haninge Söderbymalm 6:15	18,250	15,624	2,449	18,073	(722)	1962	07/01	100 years
Haninge Söderbymalm 6:16	6,000	8,331	1,235	9,566	(379)	1962	07/01	100 years
Haninge Söderbymalm 7:16	56,500	47,694	8,057	55,751	(2,196)	1963	07/01	100 years
Haninge Söderbymalm 3:395	14,750	13,523	2,175	15,698	(630)	1967	07/01	100 years
Haninge Söderbymalm 3:476	45,250	44,290	1,094	45,384	(1,995)	1985	07/01	100 years
Ongoing projects			393	393	0
Totalt SFHKB	369,250	351,345	48,631	399,976	(16,095)

SCHEDULE III
enclosure 4

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Höken 56, 57, Malmö	78,370	117,740	(5,921)	1984	2004	100 years
Jerusalem 69, 70 Malmö	38,250	74,515	(2,839)	1966	2004	100 years
Möllebacken 23, Malmö	81,106	121,751	(6,227)	1983	2004	100 years
Stralsund 33, Malmö	90,102	137,777	(4,401)	1974	2004	100 years
Björnen 4, Malmö	25,715	39,531	(1,047)	1986	2004	100 years
Gabriel 9, Malmö	74,573	114,590	(3,085)	1985	2004	100 years
Mården 3, Malmö	56,361	86,656	(2,282)	1988	2004	100 years
Axel 33, Malmö	177,181	272,258	(7,333)	1988	2004	100 years
Bornholm 6, Malmö	77,337	119,012	(3,026)	1975	2004	100 years
Granen 14, Malmö	28,293	39,878	(4,759)	1979	2004	100 years
Fretten 11, 13 Malmö	88,167	134,199	(4,925)	1979	2004	100 years
Nötskrikan 17, Malmö	43,669	65,776	(3,129)	1900	2004	100 years
Jägaren 1, Nöbb. 2:15	12,981	15,174	(4,097)	1980	2004	100 years
Jägaren 2-3, villebrådet 1 Lund	94,843	129,526	(11,327)	1973	2004	100 years
Kilen 18, Lund	108,976	152,156	(9,694)	1990	2004	100 years
Kilen 19, Lund	66,385	93,919	(7,401)	1992	2004	100 years
Cedern 17	99,240	46,797	(2,725)	1970	2004	100 years
Danzig 22	15,975	25,728	(1,193)	1961	2004	100 years
Elefanten 41	72,000	101,906	(8,527)	1989	2004	100 years
Hermodsdal 2	21,675	31,335	(1,815)	1963	2004	100 years
Lars 4	14,790	27,652	(1,257)	1958	2004	100 years
Mjödet 11	75,225	101,424	(7,569)	1968	2004	100 years
Stacken 11	21,420	30,191	(1,712)	1960	2004	100 years
Vårdkasen 2	11,050	15,173	(976)	1968	2004	100 years
Hörby Häggenäs 9:62	0	220	(3)	Other	2004	100 years

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Tolered 129:25 mfl.	80,750	210,513	(16,789)	1960	2004	100 years
Järnbrott 117:5 mfl.	282,200	378,930	(33,354)	1962	2004	100 years
Kortedala 92:5 mfl.	70,550	106,420	(21,418)	1958	2004	100 years
Kortedala 105:5	41,752	60,488	(4,458)	1957	2004	100 years
Kortedala 105:3 mfl	157,998	231,214	(14,564)	1956	2004	100 years
Johanneberg 39:15	140,269	205,620	(5,500)	1981	2004	100 years
Backa 7:12 mfl	142,450	181,734	(5,112)	1965	2004	100 years
Backa 886:694-695	0	328	(4)	Other	2004	100 years
Tynnered	557,600	711,904	(27,762)	1967	2004	100 years
Prästhult 1:6	0	210	(2)	Land	2004	100 years
Tolered	183,600	250,250	(23,194)	1960	2004	100 years
Jursta 3:5 och Jursta 3:6	0	22,969	(257)	Other	2004	100 years
Jursta 3:6	0	34	(0)	Other	2004	100 years
Kungsängen 7:6, Uppsala	32,400	52,644	(11,210)	1961	2004	100 years
Luthagen 80:1, Uppsala	125,600	206,620	(17,588)	1991	2004	100 years
N Kvarngärdet, Uppsala	204,000	287,312	(18,965)	1963	2004	100 years
Brahehus 1, Malmö	59,450	107,148	(8,503)	1957	2004	100 years
Holmen 1, Malmö	90,400	137,316	(14,329)	1982	2004	100 years
Stora Björnen 11	7,604	12,017	(328)	Other	2004	100 years
Vittran 1	57,000	81,605	(2,259)	Other	2004	100 years
Lantbon 15	1,500	30,120	(834)	Other	2004	100 years
Handlaren 24	22,262	28,097	(766)	Other	2004	100 years
Båtsmannen 1-2	12,590	19,873	(531)	Other	2004	100 years
Geväret 3-5 & 7	18,407	21,905	(594)	Other	2004	100 years
Gärdet 16 & 18	7,712	8,532	(230)	Other	2004	100 years
Ingenjören 6	7,129	9,210	(250)	Other	2004	100 years
Laxen 23	3,456	4,362	(117)	Other	2004	100 years
Nämndemannen 1	4,113	5,524	(148)	Other	2004	100 years
Tegen 2-4	14,473	17,351	(471)	Other	2004	100 years
Täfteå 10:202	0	8,617	(240)	Other	2004	100 years
Aspgärdan 19	13,300	19,667	(525)	Other	2004	100 years

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Flyttfågeln 2	56,600	81,608	(2,135)	Other	2004	100 years
Hygget 1	31,100	35,000	(13,181)	Other	2004	100 years
Jägaren 4	7,000	3,717	(98)	Other	2004	100 years
Jägaren 5	16,400	27,380	(723)	Other	2004	100 years
Järven 18	10,000	7,834	(207)	Other	2004	100 years
Järven 19	10,300	22,000	(6,510)	Other	2004	100 years
Krukan 15	23,000	28,574	(859)	Other	2004	100 years
Leoparden 2	12,100	11,778	(317)	Other	2004	100 years
Leoparden 4	10,300	19,214	(520)	Other	2004	100 years
Spetsen 15	5,700	7,953	(209)	Other	2004	100 years
Spetsen 16	10,300	14,136	(375)	Other	2004	100 years
Tranan 2-3	11,500	20,048	(509)	Other	2004	100 years
Masen 9	1,516	18,356	(487)	Other	2004	100 years
Sofiehem 2:156	19,000	9,541	(232)	Other	2004	100 years
Flyttfågeln 11	20,000	27,835	(445)	Other	2004	100 years
Hygget 75	5,000	16,899	(271)	1951	2004	100 years
Martallen, Sthlm	7,826	27,838	(1,117)	1931	2004	100 years
Källsmora 1:92 (ryttarfastighet)	0	349	(5)	1929	2004	100 years
Wahrenberg 11	155,200	218,275	(17,549)	1939	2004	100 years
Sjukhuset 3	222,510	275,664	(28,868)	1950	2004	100 years
Tornet 10-12	81,940	118,381	(19,069)	1969	2004	100 years
Vale 9	20,000	40,582	(4,666)	1961	2004	100 years
Odinslund 6	62,900	80,980	(5,915)	1925	2004	100 years
Danderyd 3:95	0	1,887	(1,624)	1965	2004	100 years
Dalkarlshugget 2	127,500	175,181	(4,421)	1967	2004	100 years
Rosenbrödet 1	0	21,626	(554)	1963	2004	100 years
Smörrutan 1	26,500	34,209	(882)	1964	2004	100 years
Wienerbrödet 1	79,500	110,742	(2,892)	1907	2004	100 years
Wienerkransen 3	52,105	78,292	(1,978)	1889	2004	100 years
Wienerkransen 1	0	37,399	(1,014)	1888	2004	100 years
Stativet 4	138,000	256,736	(13,832)	1942	2004	100 years

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Jakobsberg 2:1164	36,000	53,053	(6,277)	1989	2004	100 years
Järvakrogen 2	9,500	15,159	(377)	Other	2004	100 years
Sikreno 8	6,205	4,121	(109)	1924	2004	100 years
Stockshem 10	0	77,037	(15,345)	1903	2004	100 years
Skansen 18	0	632,965	(6,330)	1970	2005	100 years
Täckeråker 1:8, 1:9, 2:11	85	1,539	(37)	1991	2004	100 years
Täckeråker 2:14	36	4,548	(57)	Other	2004	100 years
Pelaren – Uppdelad i Pylonen 1 och Tornet 1	0	45,514	(455)	2005	2004	100 years
Näsbypark 73:5	0	345	(3)	1990	2004	100 years
Sfären 1-9, Solna	235,000	278,350	(108,088)	1938	2004	100 years
Tvålflingan 5	0	195,624	(36,737)	1973	2004	100 years
Autopiloten 5,9, Stockholm	21,996	26,427	(20,567)	Other	2004	100 years
Stockhem 11	76,415	74,563	(67,496)	Other	2004	100 years
Wahrenberg 9-10	132,700	194,527	(132,568)	Other	2004	100 years
Other		285,170	25,004
Elim on consolidation Dec 31, 2004		(628,152)	628,152
Total SFFAB	5,553,983	8,604,222	(210,328)

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Archimedeslaan	66,745	98,907	0	98,907	(1,644)	1996	03/06	100 years
Atoomweg	77,097	81,889	6	81,896	(5,446)	1979	07/02	100 years
Brain Park 30	49,253	55,995	3,396	59,391	(987)	1988	05/04	100 years
Brain Park 80	22,090	17,850	1,416	19,266	(4,976)	1989	11/89	100 years
Brain Park 120	34,925	24,650	5,810	30,460	(7,017)	1989	11/89	100 years
Breguetlaan	30,161	37,123	0	37,123	(369)	1992	04/06	100 years
Cessnalaan	32,139	47,625	0	47,625	(749)	1997	01/006	100 years
Eisenhowerlaan	21,088	30,169	199	30,369	(2,420)	1979	01/02	100 years
Haspelslaan	51,296	72,758	415	73,172	(2,343)	1986	07/01	100 years
Ottho Heldringstraat	76,509	45,358	715	46,074	(3,876)	1990	01/90	100 years
Hogehilweg 6	48,335	59,493	0	59,493	(663)	1986	07/06	100 years
Keizersgracht	33,897	37,211	5,089	42,300	(3,634)	1750	10/88	100 years
Kiotoweg	49,208	53,109	−839	52,270	(4,269)	2002	08/02	100 years
Koninginnegracht 10	24,233	16,955	11,443	28,398	(1,534)	1984	06/98	100 years
Koninginnegracht 12	33,835	27,734	10,893	38,626	(1,550)	1984	06/98	100 years
Koninginnegracht 13	26,100	30,403	17	30,420	(1,556)	1990	12/97	100 years
Koninginnegracht 14	34,679	49,422	0	49,422	(1,556)	1994	09/01	100 years
Koninginnegracht 23	22,352	32,190	0	32,190	(2,552)	1971	01/02	100 years
Lichtenauerlaan	44,094	50,476	1,165	51,641	(2,665)	1997	03/04	100 years
Max Euwelaan	50,548	55,739	3,461	59,200	(2,782)	1988	05/04	100 years
Markthalle	46,272	82,525	−2,537	79,988	(37,155)	1987	12/87	100 years
Nacap	25,158	29,789	1,661	31,449	(2,728)	1989	07/89	100 years
Nacap01	95,025	103,773	14	103,787	(2,189)	1989	11/05	100 years
New York, Lijnden, 2 ihop	68,014	75,441	198	75,639	(1,959)	2001	12/01	100 years
Nieuwezijds Kolk	60,274	68,602	42	68,645	(1,809)	1996	04/05	100 years
Park Voorn	43,996	55,704	0	55,704	(5,179)	1989	10/89	100 years
Park Voorn 9	16,956	25,126	0	25,126	(319)	1989	02/06	100 years
Paviljoensgracht	60,358	67,965	952	68,917	(2,773)	1981	12/99	100 years

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
San Francisco, Lijnden	7,857	22,649	−14,303	8,346	(613)	2002	03/02	100	years
Scheveningseweg	38,975	39,730	4,630	44,361	(1,962)	1988	04/04	100	years
Schipolweg	104,075	66,802	24	66,826	(5,202)	1986	12/02	100	years
Stadhouderskade	68,557	74,093	6,113	80,207	(4,263)	1928	10/96	100	years
Rooseveltweg	35,596	38,931	1,609	40,540	(2,325)	1995	06/03	100	years
Rooseveltweg 11	47,299	58,218	0	58,218	(327)	2002	08/06	100 years
Veraartlaan	22,787	24,164	1,950	26,114	(1,102)	1978	08/99	100 years
Volmerlaan	95,441	41,959	14,295	56,254	(4,130)	1978	02/90	100 years
Westblaak	0	67,887	0	67,887	(42)	1976	12/06	100 years
Wilhelminalaan	50,286	59,330	57	59,387	(3,448)	1979	05/97	100 years
Zeestraat	42,118	47,666	0	47,666	(1,690)	1982	10/00	100 years
	0	0	0	0	0
Elim on consolidation
Dec 31, 2004		0		0	0
Total SRBV	1,757,627	1,975,410	57,891	2,033,302	(131,805)

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Hogehilweg	45,250	69,353	4,561	73,914	(2,019)	1986	09/05	100 years
Rue Brasseur, Luxemburg	158,909	155,697	−4,035	151,662	(15,943)	1992	04/92	100 years
Sophia Antipolis, Nice	14,359	15,509	3,341	18,851	(2,055)	1989	03/90	100 years
Schiessstrasse, Duesseldorf	59,922	70,820	8,826	79,646	(4,063)	1990	06/89	100 years
WTC Sophia Antipolis	93,338	74,631	69,235	143,866	(7,155)	1990	12/00	100 years
Font de´l orme	29,594	28,061	7,495	35,556	(504)	1989	09/03	100 years
Les Deux Arcs	93,215	123,282	45	123,327	(38)	2003	12/04	100 years
Marco Polo	176,475	238,397	0	238,397	(1)	2003	12/06	100 years
Total SPBV	449,337	775,749	89,468	865,217	(29,759)

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Hotel Fredrikshavn		269,633		269,633	(174,162)			50 years
Hotel Grenå		0		0	0			50 years
Other buildings, Denmark		79,293		79,293	(66,362)			50 years
Port of Stranraer		160,465		160,465	(53,714)			20 years
Port of Holyhead		1,122,521	10,428	1,132,949	(333,376)			20 years
Port of Fishguard		232,122		232,122	(91,854)			20 years
Other		0	1,344	1,344	(1,252)			20 years
Hook of Holland		53,874		53,874	(37,693)			20 years
Port of Helsingborg		57,579		57,579	(46,096)			20 years
Port of Gothenburg		36,608		36,608	(19,750)			20 years
Elim on consolidation
Oct 31, 2000		(387,919)		(387,919)	387,919
Elim on consolidation
Dec 31, 2002		(54,000)		(54,000)	54,000
Other		(39,094)		(39,094)	39,094
Total Stena Line		1,531,081	11,772	1,542,853	(343,246)

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Backa 170:2	29,400	26,593	(2,296)			50 years
Olskroken 35:5	12,500	9,488	(1,374)			50 years
Strand Norum 33:4	8,250	12,350	(706)			50 years
Ryda 9:13	600	2,471	(181)			50 years
Galeasen 1	4,000	6,010	(632)			50 years
Umeå Tolvmansgården 4	0	6,189	(56)			30 years
Stockholm Hjässan 18	0	8,500	0			30 years
Nacka Sicklaön 349:5	0	3,825	0			30 years
Arendal Rud 2:6 (ofri grund, pantsatt arrendekontrakt)	0	8,459	(985)			50 years
Valsätra 1:12 (ofri grund, pantsatt arrendekontrakt)	0	16,302	(439)			30 years
Investment in rented property	0	9,437	1,276			10-20 years
Surplus value Olskroken	0	1,501	(240)			50 years
Energy		117,596	0			20 years
Envac		683	(381)			20 years
Total Adactum	54,750	229,404	(6,014)

SCHEDULE III
enclosure 5