Form 20-F
period 2007-12-31
STENA AB
filed 2008-04-29
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

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

50,000 ordinary shares, par value SEK 100 per share
(as of December 31, 2007)

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

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

The following selected consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2007 has been derived from the audited financial statements. The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Sweden (‘‘Swedish GAAP’’), which differs, in certain significant respects, from generally accepted accounting principles in the United States (‘‘US GAAP’’). Reconciliation of such differences which significantly affect the determination of shareholders’ equity as of December 31, 2006 and 2007 and net income for the years ended December 31, 2005, 2006 and 2007 is set forth in Note 31 to our Consolidated Financial Statements.

Currency of Presentation

Stena AB maintains its Consolidated Financial Statements in Swedish kronor. In this Annual Report, references to ‘‘SEK’’ are to Swedish kronor, references to ‘‘US dollars,’’ ‘‘dollars,’’ ‘‘US$’’ or ‘‘$’’ are to US dollars, references to ‘‘EUR’’, ‘‘Euro’’ or ‘‘€’’ are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on European Union, references to ‘‘DKK’’ are to Danish Kronor, references to ‘‘NOK’’ are to Norwegian Kronor and references to ‘‘pounds sterling’’, ‘‘GBP’’ or ‘‘£’’ are to British pounds. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into US dollars at specified rates. No representation is made that the Swedish kronor amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of Swedish kronor into US dollars have been made at $1.00 = SEK 6.4568, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2007. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2007. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

GLOSSARY

The following are abbreviations and definitions of certain terms used in this Annual Report.

Aframax tanker.    Tankers ranging in size from 80,000 dwt to 120,000 dwt.

American Bureau.    American ship classification society.

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

Conventional, day and night ferries.    Designed to transport a combination of cars, trucks, freight trailers and passengers. This type of ferry comes in two different designs, the day ferry and the night ferry. Night ferries also provide cabin accommodation for passengers.

DnV.    Norwegian ship classification society.

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

High speed vessel (HSS ).    A ship, usually built from aluminium and often multi-hull, designed to have excellent motion characteristics in heavy seas. HSS vessels operate at speeds of over 30 knots and primarily target the passenger market.

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

Protection and Indemnity (P&I) Insurance.    Third party insurance obtained through a mutual association (P&I Club) formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

Roll-on/Roll-off (RoRo) vessels.    Vessels designed primarily to transport freight trailers and a limited number of passengers. Designed to permit trucks, freight trailers, buses, cars, and, to a certain extent, containers on chassis to drive directly onto and off the vessel.

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

Semi-submersible rigs are divided into six generations, which are determined by rig design and the year of delivery of the units. Generally, first generation drilling rigs are drilling rigs that were delivered before 1973, second generation drilling rigs are drilling rigs that were delivered or upgraded between 1973 and 1981, third generation drilling rigs are drilling rigs that were delivered or upgraded between 1982 and 1985 and fourth generation drilling rigs are drilling rigs that have been delivered or upgraded since 1986. Fifth generation drilling rigs are drilling rigs that have been delivered or upgraded since 1997. Sixth generation drilling rigs are drilling rigs that have been delivered or upgraded after 2005.

Senior Notes.    Collectively, the Senior Notes due 2012, the Senior Notes due 2013, the Senior Notes due 2016, the Senior Notes due 2017 and the Senior Notes due 2019.

Senior Notes due 2012.    Our 9.625% Senior Notes due 2012.

Senior Notes due 2013.    Our 7.5% Senior Notes due 2013.

Senior Notes due 2016.    Our 7% Senior Notes due 2016.

Senior Notes due 2017.    Our 6.125% Senior Notes due 2017.

Senior Notes due 2019.    Our 5.875% Senior Notes due 2019.

Service speed.    The average maximum speed a vessel can reach when utilized on a daily basis.

Shuttle tankers.    A tanker, usually with special fittings for mooring, which lifts oil from offshore fields and transports it to a shore side storage or refinery terminal on repeated trips.

Spot market.    The market for immediate chartering of a vessel, usually on voyage charters.

Suezmax tanker.    Tankers ranging in size from 120,000 dwt to 165,000 dwt.

Super Ferry.    RoPax vessel designed with 5,500 lane meters.

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

VLCC.    Very large crude carrier — a tanker of 200,000 to 320,000 dwt.

SELECTED FINANCIAL DATA

	YEAR ENDED DECEMBER 31,
	2003	2004	2005	2006	2007	2007
	SEK	SEK	SEK	SEK	SEK	USD(1)
	(in millions)
CONSOLIDATED GROUP(2)
INCOME STATEMENT DATA (SWEDISH GAAP):
Total revenues	13,619	16,721	19,619	22,895	22,005	3,408
Direct operating expenses	(9,333)	(10,943)	(12,631)	(13,547)	(14,372)	(2,226)
Selling and administrative expenses	(1,522)	(1,761)	(1,861)	(2,127)	(2,177)	(337)
Depreciation and amortization	(1,742)	(1,790)	(2,734)	(2,634)	(1,703)	(264)
Total operating expenses	(12,597)	(14,494)	(17,226)	(18,308)	(18,252)	(2,827)
Income from operations	1,022	2,227	2,393	4,587	3,753	581
Share of affiliated companies’ result	—	17	21	27	(61)	(9)
Interest income	85	382	567	737	919	142
Interest expense	(824)	(1,135)	(1,395)	(1,649)	(1,670)	(259)
Other financial items(3)	212	965	876	1,027	959	147
Minority interest	2	(77)	(21)	(23)	(21)	(3)
Income before taxes	497	2,379	2,441	4,707	3,879	601
Net income	510	2,359	2,268	4,339	3,389	525
BALANCE SHEET DATA (SWEDISH GAAP):
Cash and marketable securities(4)	4,568	5,088	9,252	9,148	11,562	1,791
Investments in VIEs(5)	—	4,440	5,753	7,341	9,251	1,433
Total assets	30,127	46,311	54,812	60,417	75,180	11,644
Debt in VIEs(5)	—	3,925	4,844	6,302	8,021	1,242
Other debt(6)	14,826	23,024	26,793	24,469	32,793	5,079
Shareholders’ equity	11,470	13,419	15,132	18,587	21,306	3,300
OTHER FINANCIAL DATA (SWEDISH GAAP):
Capital expenditures	(3,148)	(3,343)	(5,152)	(8,148)	(8,315)	(1,288)
Cash dividends paid	(60)	(70)	(195)	(215)	(550)	(85)
Cash flow from operating activities	1,790	1,456	2,405	3,579	4,586	710
Cash flow from investing activities	(3,556)	(5,331)	(2,950)	(7,299)	(12,862)	(1,992)
Cash flow from financing activites	1,444	4,536	1,850	1,092	7,654	1,185
CONSOLIDATED AMOUNTS (US GAAP):
Income from operations	1,171	2,340	2,165	3,635	4,103	635
Net income	316	1,852	1,990	2,979	3,342	518
Total assets	30,761	45,319	55,229	60,196	75,108	11,632
Shareholders’ equity	10,954	11,982	14,913	17,465	20,475	3,171

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.4568, the Noon Buying Rate on December 31, 2007.
(2)	The Consolidated Group includes from 2004 the Bostads AB Drott group (‘‘Drott’’) and investments in VIEs.
(3)	Other financial items refer to financial income (expense), including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense), In 2005, we changed our accounting policy to value financial instruments at market value. The accounts for 2004 have been restated.
(4)	Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.
(5)	As of December 2007, we had invested in four VIEs. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. The accounts for 2004 have been restated.
(6)	Other debt includes short-term debt, long-term debt and capitalized lease obligations, current and non-current.

Restricted Group Data as of December 31, 2007

We issued $200 million Senior Notes due 2012 in November, 2002, $175 million Senior Notes due 2013 in December, 2003 and $250 million Senior Notes due 2016 in November, 2004. In 2005 and 2006 we repurchased $6 million and $5 million principal amount of the Senior Notes due 2012, respectively. For the year ended December 31, 2007, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and four subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg S.á.r.l. (‘‘Stena Investment’’), Stena Royal S.á.r.l. (‘‘Stena Royal’’), and Stena Adactum AB (‘‘Adactum’’), whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than one small property), together with Stena Finanzverwaltungs AG, Stena Investment, Stena Royal and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our Senior Notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of Senior Notes due 2017 and €102 million of Senior Notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures.

As of December 31, 2007, we had outstanding, $170.8 million principal amount of Senior Notes due 2013 and $172.0 million principal amount of Senior Notes due 2016. During 2007, we repurchased $ 4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016. In the first quarter of 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of March 31, 2008, there were $152.8 million of our Senior Notes due 2013 outstanding and $129 million of our Senior Notes due 2016 outstanding.

SELECTED RESTRICTED GROUP FINANCIAL DATA

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

	YEAR ENDED DECEMBER 31,
	2005	2006	2007	2007(1)
	SEK	SEK	SEK	USD
	(in millions)
RESTRICTED GROUP
INCOME STATEMENT DATA (SWEDISH GAAP):
Revenues from operations	15,352	16,731	17,550	2,717
Net gain on sale of vessel	316	2,313	253	40
Net gain on sale of properties	145	63	—	—
Total revenues	15,813	19,107	17,803	2,757
Direct operating expenses	(10,761)	(11,289)	(11,735)	(1,817)
Selling and administrative expenses	(1,586)	(1,776)	(1,773)	(275)
Depreciation and amortization	(2,357)	(2,401)	(1,458)	(226)
Total operating expenses	(14,704)	(15,455)	(14,966)	(2,318)
Income from operations	1,109	3,641	2,837	439
Interest income	224	292	543	84
Interest expense	(690)	(753)	(591)	(92)
Other financial items(2)	658	371	(129)	(20)
Total financial income and expense	192	(90)	(177)	(27)
Minority interest	(1)	(2)	(2)	0
Income before taxes	1,300	3,549	2,658	412
Net income	1,298	3,332	2,206	342

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.4568, the Noon Buying Rate on December 31, 2007.
(2)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).

	YEAR ENDED DECEMBER 31,
	2006	2007	2007(1)
	SEK	SEK	USD
	(in millions)
RESTRICTED GROUP
BALANCE SHEET DATA (SWEDISH GAAP):
Intangible fixed assets	222	177	27
Tangible fixed assets	17,569	22,641	3,507
Marketable securities	456	610	94
Other noncurrent assets	11,396	13,932	2,158
Total noncurrent assets	29,643	37,360	5,786
Short-term investments	1,243	2,559	397
Cash and cash equivalents	657	505	78
Other current assets	3,885	6,560	1,016
Total current assets	5,785	9,624	1,491
Total assets	35,428	46,984	7,277
Total shareholders’ equity	15,689	18,830	2,917
Deferred income taxes	420	973	151
Other provisions	3,822	4,536	703
Long-term debt	9,796	17,246	2,671
Other noncurrent liabilities	881	828	128
Total noncurrent liabilities	10,677	18,074	2,799
Short-term debt	1,798	935	145
Other current liabilities	3,022	3,634	562
Total current liabilities	4,820	4,569	707
Total shareholders’ equity and liabilities	35,428	46,984	7,277

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.4568, the Noon Buying Rate on December 31, 2007.

	2005	2006	2007	2007
	SEK	SEK	SEK	USD(1)
	(in millions)
RESTRICTED GROUP
CONSOLIDATED STATEMENT OF CASH FLOW:
Net income	1,298	3,332	2,206	341
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,357	2,401	1,458	226
(Gain)/loss on sale of property, vessels and equipment	(461)	(2,376)	(261)	(40)
(Gain)/loss on securities, net	(682)	(289)	58	9
Unrealized foreign exchange (gains) losses	112	(124)	(149)	(23)
Deferred income taxes	2	49	341	53
Minority interest	1	2	3	0
Other non cash items	(36)	(196)	125	19
Provision for pensions	(81)	(115)	(221)	(34)
Net cash flows from trading securities	86	645	(699)	(108)
Changes in working capital	(212)	299	1,377	213
Net cash provided by/(used in) operating activities	2,384	3,628	4,238	656
Net cash flows from investing activities:
Purchase of intangible assets	(78)	(20)	(37)	(6)
Cash proceeds from sale of property, vessels and equipment	1,406	4,585	821	127
Capital expenditure on property, vessels and equipment	(3,176)	(6,367)	(7,299)	(1,130)
Purchase of subsidiary net of cash acquired	(756)	3	—	—
Sale of subsidiary	325	—	—	—
Proceeds from sale of securities	591	6	95	15
Purchase of securities	(456)	(94)	(233)	(36)
Increase of non-current assets	(130)	(148)	(38)	(6)
Decrease of non-current assets	14	12	10	2
Other investing activities	32	32	(18)	(3)
Net cash used in investing activities	(2,228)	(1,992)	(6,699)	(1,037)
Net cash flows from financing activities:
Proceeds from issuance of debt	148	2,220	6,915	1,071
Principal payments on debt	(222)	(245)	(2,352)	(364)
Net change in borrowings on line-of-credit agreements	3,243	(4,024)	55	8
Principal payments capital lease obligations	(41)	(39)	(38)	(6)
Net change in restricted cash accounts	37	(382)	(692)	(107)
Intercompany accounts	(1,634)	(1,553)	(1,123)	(174)
Dividends paid	(195)	(215)	(550)	(85)
Other financing activities	(245)	(122)	(313)	(49)
Net cash provided by financing activities	1,091	(4,360)	1,902	294
Effect of exchange rate changes on cash and cash equivalents	57	(228)	407	63
Net change in cash and cash equivalents	1,304	(2,952)	(152)	(24)
Cash and cash equivalents at beginning of year	2,304	3,609	657	102
Cash and cash equivalents at end of year	3,608	657	505	78

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.4568, the Noon Buying Rate on December 31, 2007.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and US dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per US $1.00.

YEAR ENDED DECEMBER 31,	AVERAGE(1)	HIGH	LOW
2003	8.0351	8.7920	7.1950
2004	7.3320	7.7725	6.5939
2005	7.5200	8.2434	6.6855
2006	7.3098	7.9656	6.7674
2007	6.7575	7.1060	6.2356
October 2007	—	6.5156	6.3608
November 2007	—	6.4111	6.2356
December 2007	—	6.6089	6.3636
January 2008	—	6.5289	6.3080
February 2008	—	6.5116	6.1643
March 2008	—	6.1598	5.9360
(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

On April 25, 2008, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 5.9758.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2007, we had outstanding consolidated indebtedness (excluding VIEs) of SEK 32.8 billion, of which SEK 14.6 billion was the obligation of unrestricted subsidiaries (as defined in the indentures governing our indebtedness). Our total debt (excluding VIEs) as a percentage of our total capitalization was approximately 61%. For the Restricted Group, the debt as a percentage of total capitalization was approximately 49%.

Our indebtedness could restrict our operations and make it more difficult for us to fulfill our obligations under our Senior Notes. Among other things, our indebtedness may:

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions of vessels or other strategic acquisitions and general corporate purposes;

•	require us to dedicate all or a substantial portion of our cash flow to service our debt, which will reduce funds available for other business purposes, such as capital expenditures and acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations, including those relating to our Senior Notes, or be able to refinance maturing indebtedness.

Subject to compliance with various financial and other covenants imposed by our revolving credit facilities, the agreements governing our other indebtedness and the indentures governing our Senior Notes, we and our subsidiaries may incur additional indebtedness from time to time, including to finance the purchase or completion of newbuildings and other vessels. As of March 31, 2008, the remaining unpaid cost for the two Super Ferries we ordered from a shipyard in Germany in November 2006 was approximately €340 million, the total remaining cost for the two RoPax vessels we ordered from a shipyard in Korea in August 2007 was approximately $168 million and the aggregate remaining cost for our two DrillMAX drillships on order from a shipyard in Korea, fully equipped, was approximately $568 million.

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

The covenants in our revolving credit facilities, the agreements governing our other indebtedness and the indentures governing our Senior Notes impose restrictions on our business.

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

In addition, our revolving credit facilities and other loans require us to maintain a number of financial ratios. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under the revolving credit facilities and these other loans would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Since Stena AB is a holding company, repayment of our indebtedness is dependent on cash flow generated by our subsidiaries.

Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The indentures governing our Senior Notes due 2013 and 2016 contain covenants that restrict the ability of our subsidiaries to enter into agreements limiting distributions and transfers, including dividends; the indentures governing our Senior Notes due 2017 and 2019 do not contain these covenants. However, our real estate operations and certain of our investment activities are conducted through unrestricted subsidiaries which are not bound by restrictive provisions of these indentures and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under our Senior Notes.

We conduct our real estate operations and certain investment activities through subsidiaries that are not subject to certain restrictive provisions in the Indentures.

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the indentures governing our Senior Notes, the subsidiaries that conduct our real estate operations (other than one small property) and the subsidiaries that conduct a large portion of our investment activities are designated as unrestricted subsidiaries. As a result, these unrestricted subsidiaries are not bound by the restrictive provisions of our indentures. As of December 31, 2007, these unrestricted subsidiaries had outstanding indebtedness (including VIEs) of approximately SEK 22.6 billion, all of which was non-recourse to Stena AB and its restricted subsidiaries. Such debt of the real estate subsidiaries is secured by their real property interests, the debt of Adactum is secured by its investments in listed shares, and the credit facility of Stena Royal is secured by its medium and long-term investment portfolios. Neither we nor any of our restricted subsidiaries have guaranteed payment of any of this indebtedness. There is no limitation in the indentures on the amount of indebtedness our unrestricted subsidiaries may incur in the future. The indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries.

The indentures governing our Senior Notes due 2013 and 2016 contain certain limitations on our ability to make investments in unrestricted subsidiaries. As a result of these limitations, we may be unable to finance our real estate operations or our other businesses conducted through unrestricted subsidiaries in the event that these businesses require capital. Such businesses may not be able to obtain alternate sources of financing on reasonable terms or at all, particularly as any debt financing must be non-recourse to Stena AB.

In addition, because the covenant of the indentures governing our Senior Notes due 2013 and 2016 prohibiting, subject to certain limitations, the creation of limitations on the ability of our subsidiaries to pay dividends does not apply to the unrestricted subsidiaries, and because our real estate investments are subject to significant indebtedness, there can be no assurance that the cash flows or assets of unrestricted subsidiaries will be available to us to pay our obligations under any of our indebtedness. All our indentures also provide for designating other of our subsidiaries as unrestricted subsidiaries. The indentures governing our other Senior Notes do not contain any prohibitions on the creation of limitations on the ability of our subsidiaries to pay dividends.

The ferry industry is highly competitive in areas where we operate.

We compete with other ferry operators and forms of transportation, including airlines, other freight carriers and fixed links such as bridges and tunnels. In particular, competition from low cost airlines has increased.

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

Rising fuel prices will adversely affect the profitability of our ferry operations.

Fuel represents a significant cost incurred by us in the operation of our fleet. Fuel prices increased substantially in 2007 and in the first quarter of 2008 and may continue to increase. In addition, HSS vessels consume significantly more fuel than conventional ferries. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In recent years, prices for fuel have increased substantially and have been volatile. Further or sustained increase in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

We seek to reduce our exposure to adverse changes in fuel prices by entering into hedging transactions. We primarily use swaps and options to hedge our exposure to variations in the price of fuel. However, there can be no assurance that such hedging activities will be successful, and at times our bunker fuel requirements are not fully hedged. Increases in fuel prices have required us to take impairment charges with respect to our three HSS 1500 vessels, one of which was taken out of service in January 2007 because it is unprofitable to operate that vessel on its route at then and current bunker fuel prices. The depreciation and amortization charges in the year ended December 31, 2006 included an impairment charge of SEK 710 million and SEK 765 million in the year ended December 31, 2005 related to the HSS vessels. There were no impairment charges in 2007.

In addition, as a substantial portion of our existing bunker hedges will expire in the next three years, if bunker prices remain at current levels or increase, our bunker expenses will be significantly higher in future years.

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

The offshore drilling rig market is highly competitive. All our drilling units are currently under contract, with expiration dates ranging from 2008 to 2014. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes. No assurances can be given with respect to future demand for such rigs or the prices at which they may be contracted after the existing contracts expire.

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

In the case of our RoRo, and RoPax vessels, a substantial portion of our vessel utilization has been through long-term charters. For the five years ended December 31, 2007, the RoRo and RoPax vessels have averaged a utilization rate of approximately 97.5%. As of March 31, 2008, all of the vessels in our fleet of nine owned and chartered in RoRo and RoPax vessels (including one RoRo vessel in which we have a 50% ownership interest, one RoRo vessel in which we have a

50% ownership interest and one finance leased RoPax vessel) were under charter, with expiration dates ranging from October 2008 to December 2012. In addition we owned the laid up HSS vessel, Stena Discovery, which was taken out of operation by Stena Line in January 2007. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2007, our drilling rig utilization rate has averaged approximately 85%. All our drilling units are currently under contract with expiration dates ranging from 2008 to 2014. There can be no assurance that we will be able to enter into future rig charter contracts after our current contracts expire. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations.

For the five years ended December 31, 2007, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged approximately 98%. Although we have long-term time charters in place for five of our ten owned and finance leased tankers (including five tankers in which we have a 50% ownership interest), 26 of our 33 chartered in tankers were trading on the spot market as of March 31, 2008. There can be no assurance that rates on the spot market will not decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The time charters for our two finance leased tankers expire in 2011 and 2013. We expect a significant number of new tankers to be delivered in the coming years, which could have a negative effect on charter rates.

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

We are subject to risks pertaining to the Middle East conflict. The tankers owned, chartered in or managed by us trade from time to time in the Arabian Gulf. In the past, political and armed conflicts in this region have included attacks on tankers and other efforts to disrupt shipping in this area. Future political instability or future hostilities in this region could adversely impact our tanker operations and therefore could have a material adverse effect on our operations.

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

An inability to attract or retain qualified crew members, or a loss of key members of our management team, could materially adversely affect our revenues, results of operations and prospects.

There is a limited supply of qualified crew members for our vessels and rigs. If we are unable to attract and retain sufficient qualified crew, our operations could be adversely affected.

In addition, we rely, and expect to continue to rely, upon Dan Sten Olsson, our Chief Executive Officer, Svante Carlsson, our Executive Vice President and Head of Strategy, and Staffan Hultgren, our Director of Business Administration, as well as certain other key employees for the successful pursuit of our activities. The loss of any of their services could have an adverse effect on our operations. We do not maintain life insurance with respect to Messrs. Olsson, Carlsson or Hultgren.

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

Currency fluctuations may have a material adverse effect on our financial position and/or our operating margins.

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally US dollars, British pounds, Euros and Norwegian kroner. In particular, we incur significant expenses in US dollars for fuel and for expenses in our tanker and offshore drilling operations, and as of December 31, 2007, approximately SEK 10.9 billion of our debt was denominated in US dollars, excluding the debt of our VIEs. Fluctuations in the exchange rates between the US dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our US dollar-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results, as reported in Swedish kronor, in the past have been and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful, and foreign exchange fluctuations may have a material adverse effect on our financial results and/or our operating margins.

We utilize various financial instruments, including hedging arrangements, to manage financial risks, that may not be successful.

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

We maintain an investment portfolio of equity and debt securities, and market fluctuations may have a material effect on our financial position and our financial results.

As of December 31, 2007, the fair value of our marketable securities and short-term investments (including restricted cash of SEK 1.2 billion) amounted to SEK 10.9 billion, as compared to SEK 8.3 billion (including restricted cash of SEK 882 million) as of December 31, 2006. Our investments in equities include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and high yield government and corporate bonds. We have also invested in VIEs, which we consolidate, whose purpose is to make investments, primarily in high yield securities and bank loans. As of December 31, 2007, we had investments in four VIEs whose total assets amounted to SEK 9.8 billion, which was financed in part by US dollar-denominated notes issued by the VIEs in an aggregate amount of SEK 8.0 billion (which is non-recourse to Stena AB). We seek to maintain a diversified investment portfolio to balance our exposure to various risks. However, investments are subject to various risks and fluctuations and are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

We maintain a significant portfolio of debt and equity securities, and our experience in investments in businesses outside our traditional ferry operations, shipping, drilling and other lines of business is limited. If our investment portfolio is not successful, our financial position and results of operations could be materially and adversely affected, even if our core business is performing well.

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

The shipping industry in general, and our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include, but are not limited to:

•	the United States Oil Pollution Act of 1990 (‘‘OPA ‘90’’) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

•	the Comprehensive Environmental Response Compensation and Liability Act (‘‘CERCLA ‘90’’) which applies to discharges of hazardous substances (other than oil), whether on land or at sea. CERCLA applies to owners and operators of vessels and provides for cleanup, removal and natural resource damages. CERCLA’s liability regime is similar to that of OPA ‘90;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the protocol of 1992 (‘‘CLC’’) entered into by certain countries (other than the United States) relating to strict liability and limitation of liability of the shipowner for pollution damage caused by the discharge of persistent oil;

•	International Convention for the Prevention of Pollution from Ships of 1973 and Protocol 1978 (‘‘MARPOL 73/78’’) with respect to strict technical and operational requirements for tankers, including an enhanced inspection regime and the requirement that all new tankers have to be built with double hulls;

•	the International Maritime Organization International Convention for the Safety of Life at Sea (‘‘SOLAS’’) of 1974 with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft, such as the HSS ferries, as well as recently adopted mandatory security provisions for ships engaged in international voyages and mandatory compliance with the new International Ship and Port Facility Security Code (ISPS code) and the International Safety Management (ISM) Code, which sets out guidelines for the safe operation of ships;

•	the International Convention on Load Lines of 1966 (‘‘ICLL’’) with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages;

•	the International Convention Relating to the Carriage of Passengers and their Luggage by Sea (the ‘‘Athens Convention’’), relating to the limits of liability of carriers, which has introduced a strict liability regime with limited defenses; and

•	the U.S. Maritime Transportation Security Act of 2002 (‘‘MTSA’’) with respect to vessel security.

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

Catastrophic loss and other events in our business could adversely affect our results of operations.

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

Item 4.    Information on the Company

History and Development of the Company

Stena AB was incorporated as a stock corporation of limited liability in 1897 under the laws of the Kingdom of Sweden. Stena AB was acquired by the Sten A. Olsson family in 1967 to serve as a holding company for certain of the Olsson family’s businesses. Our principal corporate offices are located at Masthuggskajen, SE-405 19 Gothenburg, Sweden and our telephone number at that address is 46-31-855000.

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

We, together with Stena Sessan AB (‘‘Sessan’’) and Stena Metall AB (‘‘Stena Metall’’), which are also owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia Maritime AB, a Swedish Company (‘‘Concordia’’), which is 52% owned by Sessan, comprise the ‘‘Stena Sphere’’ of companies. The Stena Sphere of companies is engaged in shipping, ferry operations, offshore drilling, metal and paper recycling, sales of bunker fuel, real estate, financial activities and industrial operations.

We own and operate one of the world’s largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. For the year ended December 31, 2007, we generated revenues of SEK 22.0 billion including net gains on sale of assets of SEK 350 million. Cash flows from operating activities for the same period were SEK 4.6 billion.

Since January 1, 2005, our principal capital expenditures and divestitures have consisted of the purchase and sale of vessels, the purchase and sale of real property. From January 1, 2005 through December 31, 2007, we have invested approximately SEK 16.9 billion for the purchase of vessels and SEK 4.8 billion for the purchase of real estate. During the same period, we have sold vessels for total consideration of SEK 3.8 billion and real estate for total consideration of SEK 4.7 billion. As of the date of this Annual Report, April 29, 2008, our capital expenditures in progress consist of two drillships under construction in Korea, two Super Ferries under construction in Germany and two RoPax vessels under construction in Korea. We expect that the substantial portion of the purchase price of our newbuildings will be financed by the existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Business Overview

Ferry Operations

We currently operate 18 routes with a fleet of 35 vessels in Scandinavia, the United Kingdom, Poland, The Netherlands and the Republic of Ireland under the ‘‘Stena Line’’ and ‘‘Scandlines’’ brand names. Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and, on our Norway-Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2007, we carried a total of 11.4 million passengers, 2.2 million private cars and 1.6 million freight units on our routes. For the year ended December 31, 2007, our ferry operations generated revenues of SEK 10.0 billion, including net gain on sale of vessels of SEK 146 million, generated operating income of SEK 1.4 billion and had depreciation and amortization expense of SEK 820 million. For the year ended December 31, 2007, ferry operation revenues were generated from travel revenues (34%), onboard sales (19%), freight/other (46%) and net gain on sale of vessels (1%).

Pursuant to a tax subsidy system in Sweden, our ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work onboard Swedish-flagged vessels. The amount of this subsidy was SEK 430 million for the year ended December 31, 2007.

Business Activities

We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue for each of our business areas for the three years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,
(SEK in millions)	2005	2006	2007
Travel	3,139	3,248	3,372
Onboard sales	1,828	1,795	1,849
Freight/other	4,078	4,370	4,647
Net gain sale of assets			146
Total revenues	9,045	9,413	10,014

Set forth below is certain operating data for our ferry operations for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,
Volumes (in thousands)	2005	2006	2007
Number of passengers	11,517	11,432	11,374
Private Cars	2,229	2,194	2,204
Freight units	1,522	1,558	1,621
Route Network

We currently operate 18 routes in Scandinavia and the United Kingdom. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.    We operate ferry services on three routes. We estimate that we had an approximate 21%, 12% and 39% share of the volume of passengers, private cars and freight units, respectively, transported between Sweden and Denmark for the year ended December 31, 2007.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2005	2006	2007	2005	2006	2007	2005	2006	2007
Gothenburg-Fredrikshavn	1,597	1,569	1,565	342	330	331	161	166	184
Varberg-Grena	170	170	168	39	42	43	40	39	39
Helsingborg-Helsingör(1)	4,009	3,933	4,059	711	693	705	137	142	152
(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

Sweden-Germany.    We operate ferry services on five routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 42%, 48% and 28% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2007.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2005	2006	2007	2005	2006	2007	2005	2006	2007
Gothenburg-Kiel	474	487	500	94	93	98	35	35	39
Gothenburg-Travemunde	4	4	5	—	—	—	82	89	98
Trelleborg-Sassnitz(1)	330	331	352	79	79	88	18	18	21
Trelleborg-Rostock(1)	166	164	169	27	25	25	67	70	80
Trelleborg-Travemunde(2)	35	28	31	—	—	—	54	44	53
(1)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.
(2)	In April 2005, one of the two RoPax vessels was redelivered to its owner. To make up for this lost capacity, Stena Line entered into an agreement with a third party to buy deck-space on such party’s ships for our customers.

Norway-Denmark/Germany.    We operate ferry services on one route. We estimate that we had an approximate 12%, 8% and 10% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark/Germany for the year ended December 31, 2007. Because Norway is not part of the European Union, we continue to offer duty and tax free retail sales on this route.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2005	2006	2007	2005	2006	2007	2005	2006	2007
Oslo-Fredrikshavn	487	488	572	52	49	62	16	16	18

Sweden-Poland.    We operate ferry services on one route. We estimate that we had an approximate 41%, 30% and 30% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2007.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2005	2006	2007	2005	2006	2007	2005	2006	2007
Karlskrona-Gdynia(1)	361	413	429	72	74	80	73	87	94
(1)	Stena Baltica, which operates on this route, was rebuilt during spring 2005 to increase car-deck capacity.

During the second quarter of 2007, the RoPax vessel Finnarrow was chartered in to meet the increased demand for freight capacity on the route.

Wales/England-Republic of Ireland.    We operate ferry services on three routes. We estimate that we had an approximate 54%, 53% and 27% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales/England and the Republic of Ireland for the year ended December 31, 2007.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales/England-Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2005	2006	2007	2005	2006	2007	2005	2006	2007
Fishguard-Rosslare	589	584	597	142	139	152	52	57	54
Holyhead-Dun Laoghaire	850	760	735	184	170	180	38	24	17
Holyhead-Dublin(1)	343	426	410	60	78	76	136	152	155
(1)	A second vessel was added to the route Holyhead-Dublin in October 2006.
(2)	The 2007 private car volumes include 12,000 small commercial vehicles that were included in freight units in 2005 and 2006.

Scotland/England-Northern Ireland.     We operate ferry services on two routes. We estimate that we had an approximate 55%, 49% and 28% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland/England and Northern Ireland for the year ended December 31, 2007.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2005	2006	2007	2005	2006	2007	2005	2006	2007
Stranraer-Belfast	1,236	1,212	1,217	260	261	269	125	125	115
Fleetwood-Larne(1)	62	58	61	9	8	9	134	138	143
(1)	We commenced operations on the Fleetwood-Larne route in April 2004.
(2)	The 2007 private car volumes include 12,000 small commercial vehicles that were included in freight units in 2005 and 2006.

England-The Netherlands.    We operate ferry services on three routes. We estimate that we had an approximate 21%, 23% and 16% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands for the year ended December 31, 2007.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2005	2006	2007	2005	2006	2007	2005	2006	2007
Harwich-Hook of Holland(1)	738	736	428	160	153	88	161	165	173
Killingholme-Hook of Holland(2)	26	32	44	—	—	—	58	61	76
Harwich-Rotterdam	39	37	33	—	—	—	135	130	110
(1)	In January 2007, one HSS vessel was taken out of service and during the first half year 2007 two RoPax vessels operating on the route were extended to 4,100 lane meters each.
(2)	In August 2006, a newly built RoPax vessel replaced one of the existing vessels on the route and in June 2007 a second newly built RoPax vessel replaced the remaining existing vessel on this route.

Ferry Fleet

As of March 31, 2008 our ferry fleet consisted of 35 vessels in operation. The table below sets forth certain information about our ferries as of March 31, 2008.

Ferry Fleet

Type of vessel	Number of vessels	Average age (years)
HSS Vessels	3	11
Conventional Fast Ferry	1	11
Day Ferries	3	16
Night Ferries	2	24
RoRo Vessels	2	3
RoPax Vessels	24	19

Newbuildings.    In the third quarter of 2004, we ordered two RoPax vessels. The first vessel was delivered in August 2006, and the second vessel was delivered in June 2007. In November 2006, we ordered two Super Ferries of 5,500 lane meters each, currently the world’s largest in route traffic. The first is scheduled for delivery in the beginning of 2010 and the second during the second half of 2010. In August 2007, we ordered two RoPax vessels scheduled for delivery during the first and third quarter of 2011.

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

Recent acquisitions and sales

In August 2007, we sold the RoRo vessel Stena Carrier to Stena Metall, realizing a net gain of SEK 116 million. The vessel is bareboat chartered back for a period of 10 years.

In November 2007, we sold the RoPax vessel Stena Searider to an Italian operator, realizing a net gain of SEK 30 million.

On January 1, 2008, Stena Line acquired 100% of the shares in Sembo, a Swedish package holiday company, for SEK 61 million. We expect that this acquisition will enable Stena Line to offer Northern Europe´s widest range of destinations for package holidays with cars.

On January 15, 2008, we exercised our option to acquire the day ferry Aurora, operating on our Helsingborg-Helsingör route.

Sales and Marketing

Passengers and cars.    Our travel service targets our marketing efforts to three groups: individual travelers, bus operators and business travelers. The travel products and services we offer consist of day trips, package trips (ferry ticket plus shore based arrangements), cruises (ferry tickets used primarily for onboard activities) and transport (only the ferry ticket). We also offer conference services and other business related services to our business travel customers.

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

Freight.    Our freight sales organization is divided into three sales regions. The freight organization provides sales, marketing and reservation services to customers and coordinates freight services for customers seeking transportation across more than one route. Freight operations are handled by sales representatives in each country where we operate, as well as independent sales agents in other European countries.

Other Properties

Ports.    We own two ports: Holyhead and Stranraer, located in England and Scotland, respectively. We also own land along the quay in Hook of Holland, The Netherlands, enabling us to control our port area at Hook of Holland. In addition, we own 50% of the capital stock of a company owning the ports of Fishguard and Rosslare, and we operate the port of Fishguard in Wales. We are currently looking at a number of options to enhance the long term future of our Scotland-Northern Ireland route. In the case of our other routes, we use port facilities owned by third parties and pay applicable port and harbor fees.

Hotels.    In July 2005, we sold one of the two hotels we owned in Denmark. The remaining hotel is marketed as part of tour packages. We have an agreement with Scandic Hotels to operate the hotel. Scandic Hotels also work with us in relation to the marketing of the hotel.

Offshore Drilling

We currently own and operate two third generation and two fifth generation semi-submersible drilling rigs and one sixth generation drillship. We sold Stena Dee (renamed Songa Dee), a fourth generation rig, in May 2006 to Songa Offshore ASA and currently bareboat-charter the rig to enable us to fulfill our contract with StatoilHydro. We believe our quality of service, excellent safety record and fleet provide us with a significant competitive advantage. For the year ended December 31, 2007, our drilling operations generated revenues of SEK 3.8 billion, operating income of SEK 1.4 billion, and had depreciation and amortization expenses of SEK 493 million.

The table below sets forth selected information with respect to our drilling rigs as of March 31, 2008.

Drilling Rig Fleet

Drilling Rig	Generation	Year Built	Maximum Water Depth (Ft.)	Class
Owned
Stena Clyde	3rd	1976	1,650	DnV
Stena Spey	3rd	1983	1,500	DnV
Stena Tay	5th	1999	7,500	DnV
Stena Don	5th	2001	1,600	DnV
Stena DrillMAX	6th	2007	10,000	DnV
Chartered
Songa Dee(formerly Stena Dee)	4th	1984	1,500	DnV

Our headquarters is in Aberdeen, Scotland with offices in Norway, Luxembourg, Cyprus and Hungary. We also have base offices in Australia, Norway, West Africa, the United States and Brazil. All of the drilling rigs are equipped to drill high pressure wells. As of December 31, 2007, the average age of our owned and chartered fleet was approximately 16 years.

For the five years ended December 31, 2007, our average rig utilization rate was approximately 85%. The table below sets forth the average utilization rates for our drilling rigs for each of the past five years.

Rig Utilization

	2003	2004	2005	2006	2007
Total vessel days available	1,825	1,830	1,825	1,825	1,825
Vessel days utilized	1,337	1,457	1,591	1,683	1,714
Vessel utilization (percentage)	73.3	79.6	87.2	92.2	93.9
Offhire days planned	132	83	126	102	47
Offhire days planned (percentage)	7.2	4.5	6.9	5.6	2.6
Unutilized days	356	290	108	40	64
Unutilized days (percentage)	19.5	15.9	5.9	2.2	3.5
Average daily rates in USD	144,000	131,000	154,000	241,000	329,000

The table below sets forth selected information with respect to the drilling contracts for our rigs in operation as of March 31, 2008.

Rig	Customer	Expected Contract Expiration Date
Stena Clyde	Apache	November 2008
Stena Clyde	Murphy	January 2009
Songa Dee	StatoilHydro	January 2009
Stena Don	StatoilHydro	December 2009 (plus one-year option)
Stena Tay	Total	January 2010 (plus one-year option)
Stena Spey	Chevron	August 2010
Stena DrillMAX	Repsol	December 2011 (plus one-year option)

The contracts for our drilling rigs typically provide for compensation on a ‘‘day rate’’ basis, under which we receive a fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. As at March 31, 2008, the daily charter rates for our drilling rigs were as follows: Stena Clyde: $185,000; Stena Spey: $355,000; Stena Tay: $535,000 to $585,000 depending on the incentive earned; Stena Don: $445,000 ; Songa Dee: $185,000 ; Stena DrillMAX: $495,000 to $545,000, depending on the incentive earned.

Newbuildings.    We have ordered three DrillMAX drillships, one of which was delivered in December 2007, with the other two scheduled for delivery in the third quarter of 2008 and mid 2009, respectively. Our DrillMAX drillships can move more quickly between drilling locations than semi-submersible rigs and include a second mast that enables them to perform exploration and development work more efficiently.

Financing is in place for 80% of the total investment in our remaining two DrillMAX drillships on order by way of a combination of Export Credit Agency financings, bank financing and mezzanine debt.

We have a contract with Chevron for our second DrillMAX drillship, to be named Stena Carron, for a period of five years firm, with an option for three additional years at a dayrate of $450,000 for the five year firm period and $390,000 for the three year option period. The third DrillMAX drillship, to be named Stena Forth, has been chartered to Hess Corporation for a five year period at a day rate of $498,500 to $538,500, subject to achievement of certain performance incentives.

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

Shipping

Our shipping operations consist of the ownership and chartering of crude oil and petroleum product tankers and Roll-on/Roll-off vessels. To support these activities, we are also engaged in the design, purchase, sale, management and crewing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market. For the year ended December 31, 2007, our shipping operations generated revenues of SEK 3.8 billion, including net gain on sale of vessels of SEK 107 million, generated operating income of SEK 290 million, and had depreciation and amortization expenses of SEK 137 million.

Crude Oil and Petroleum Product Transportation

We own, charter in and provide commercial management services for crude oil and product tankers. As of March 31, 2008, we owned three product tankers and leased two product tankers pursuant to long-term finance leases and we also had 50% interests in one crude oil tanker and four shuttle tankers. All our owned and finance leased tankers are double hulled. As of March 31, 2008, we also chartered in 33 Product, Aframax, Panamax and Suezmax tankers.

As of March 31, 2008, the average period of the charter contracts for the 33 chartered in tankers was 24 months. Of these tankers, 7 were chartered out at an average period of 42 months. The other 26 tankers are currently trading on the spot market.

Our customers are generally large international oil companies, members of the Organization of Petroleum Exporting Countries and shipping companies. Our customers include Chevron Corporation, the Royal Dutch/Shell Group of Companies, ConocoPhillips, BP plc, Neste Oil and Total.

We have an allocation agreement with Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

The table below sets forth certain information with respect to our owned and finance leased tankers as of March 31, 2008.

Owned and finance leased tankers

Tankers	Year Built	Type	DWT
Stena Conquest(1)	2003	Product	47,400
Stena Conqueror(1)	2003	Product	47,400
Stena Concert(1)	2004	Product	47,400
Stena Caribbean(2)	2002	Product	9,996
Stena Calypso(2)	2002	Product	9,996
Stena Arctica(3)	2005	Ice Aframax	117,099
Nordic Rio(4)	2004	Shuttle	152,000
Stena Alexita(4)	1998	Shuttle	127,535
Stena Natalita(4)	2001	Shuttle	108,073
Navion Gothenburg(4)	2007	Shuttle	152,000
(1)	Owned tankers
(2)	Tankers held pursuant to a long-term finance lease.
(3)	Our interest is through a 50/50 joint venture with Neste Oil Oyj.
(4)	Our interest in these tankers is through two 50/50 joint ventures with TeeKay.

The table below sets forth certain information with respect to our owned and finance leased tanker sales and purchases on an annual basis for the past five years.

Tankers sales and purchases

	2002		2003		2004		2005		2006		2007
Fleet as of January 1	3	(2)	4	(2)	4	(2)	5	(3)	8	(3)	6	(4)
Newbuildings delivered	2				5	(1)	4		2		3
Vessels sold	1				4		1		4	(1)	1
Fleet as of December 31	4	(2)	4	(2)	5	(3)	8	(3)	6	(4)	8	(5)
(1)	Includes one vessel in which we have a 50% interest.
(2)	Includes two vessels in which we have a 50% interest.
(3)	Includes three vessels in which we have a 50% interest.
(4)	Includes four vessels in which we have a 50% interest.
(5)	Includes five vessels in which we have a 50% interest.

The table below sets forth certain information with respect to our tanker charters as of March 31, 2008.

Charters for owned and finance leased tankers

Tanker	Type of charter	Current charter expiration date
Stena Conquest	Spot	n/a
Stena Conqueror	Spot	n/a
Stena Concert	Spot	n/a
Stena Alexita	Time	November 2008
Stena Natalita	Time	February 2009
Stena Caribbean	Time	July 2011
Stena Calypso	Time	January 2013
Stena Arctica	Time	December 2016
Nordic Rio	Bareboat	July 2017
Navion Gothenburg	Bareboat	July 2020

In addition, we have entered into 8.5-year charter agreements (with an option to extend the charter for 1.5 years) with Argo Shipping International Corp. for Stena Atlantica and Stena Antarctica, two ice-class Aframax tankers that are chartered in on a long-term bareboat charter by us. The charter term commenced on the delivery of the vessels from the shipyard during 2006.

Recent acquisitions and sales.    Two Panamax tankers were delivered from the shipyard in February 2006 and June 2006, respectively. Both vessels were sold to a third party upon delivery from the shipyard and are chartered back to us from the new owner for a period of 30 months.

Our owned ice-class Aframax tanker was sold to a joint venture company with Neste Oil in which we have a 50% interest in August 2006. The vessel is on time charter to Neste Oil for a period of ten years.

Two product tankers were sold to Arlington and delivered to them in January 2006. The vessels were chartered back to us from Arlington for a period of three years with options for an additional 4.5 years.

In June 2007, we purchased two newbuilt 16,500 dwt product tankers for an aggregated purchase price of $37.5 million. The vessels were delivered from Taizhou Maple Leaf Shipyard in Zhejiang, China, during the third quarter of 2007, and sold in November 2007 and January 2008, respectively, to an Iraqi operator, for a total price of $20 million each.

In 2006, we increased our investment in the shuttle tanker segment by buying a 50% interest in Navion Gothenburg, a newbuilt Suezmax tanker that has been converted to a shuttle tanker. The other 50% is owned by TeeKay. The vessel was delivered at the end of July 2007 and has been chartered out to Petrobras for thirteen years.

In October 2007, we entered into an agreement to acquire three medium range tankers, Stena Italica (renamed after our acquisition Stena Concert), Stena Conqueror and Stena Conquest, which we previously had on time charter from the seller. The aggregated purchase price for the three vessels was $152 million. This sale was completed in the first quarter of 2008.

Chartering activities.    As of March 31, 2008, 26 of our 33 chartered in tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a charter on the spot market or under contracts of affreightment, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. As of March 31, 2008, the total number of vessels on contracts of affreightment amounted to 8. As of March 31, 2008, 6 of our chartered in tankers were on time charter contracts with remaining periods ranging from 3 months to 8 years.

From January 1, 2008 until March 31, 2008, spot market rates have ranged from $25,000 to $70,000 per day for Aframax tankers, $7,000 to $26,000 per day for Panamax tankers, $12,000 to $19,000 per day for Product tankers and $27,000 to $83,000 for Suezmax tankers. Spot market rates at March 31, 2008, were $31,000 for Aframax tankers, $8,500 for Panamax tankers, $14,500 for Product tankers and $37,000 for Suezmax tankers.

In March 2005, we entered into a Suezmax pooling agreement with Sonangol Shipping (Sonangol Shipping Girassol Ltd, Sonangol Shipping Luanda Ltd, and Sonangol Shipping Kizomba Ltd) in Angola. The revenues from the pool are split between the pool members in proportion to the number of tankers each delivered to the pool. The pool has been in operation since July 2005.

In January 2008, we entered into a Panamax pooling agreement with the same partner, Sonangol Shipping. The revenues from the pool are split between the pool in proportion to the number of tankers each delivered to the pool and a tanker index.

For the five years ended December 31, 2007, our average tanker utilization rate was approximately 98%.

The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	2003	2004	2005	2006	2007
Total tanker days available(1)	7,165	10,026	14,083	15,851	15,550
Tanker days utilized	7,047	9,666	13,853	15,520	15,389
Tanker utilization (percentage)	98.4	96.4	98.4	97.9	99.0
Offhire days planned(2)	74	270	143	228	97
Offhire days planned (percentage)	1.0	2.7	1.0	1.5	0.6
Unutilized days	44	90	87	103	64
Unutilized days (percentage)	0.6	0.9	0.6	0.6	0.4
(1)	Total tanker days are determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.
(2)	Due to planned dry-dockings.

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

Arlington Tankers Ltd.    In November 2004, we sold two Product tankers and our 75% interests in two Panamax tankers to Arlington, a newly formed public company organized with Concordia. The purchase price for the two Product tankers and our interests in the Panamax tankers was approximately $169 million in cash and 690,421 common shares of Arlington, which represent approximately 4.5% of the total outstanding shares of Arlington. The common shares of Arlington trade on the New York Stock Exchange under the symbol ATB. In connection with this sale, we agreed to time charter the four tankers from Arlington for a period of five years with options to extend each charter for three additional years in extension terms of one year each. Under each charter, we pay a fixed charter rate which increases over the term of the charters. We also pay an additional amount equal to 50% of the amount by which the time charter revenue we earn from the operation of these vessels, less certain expenses, exceeds the charterhire we pay to Arlington or 50% of the amount by which agreed-upon spot market rates for vessels of these types exceed the rates we pay under our time charters for these vessels, depending on our use of the vessels.

We also agreed with Arlington, in certain circumstances at Arlington’s option, to take over the remaining terms of the time charters of two V-Max VLCC tankers that Concordia sold to Arlington concurrently with the sale of our tankers, after the end of the third year and prior to commencement of the fourth year of such charters. These vessels are currently time chartered to Concordia through 2009, plus an option to extend each charter for three additional years in one year extension terms. Under the agreement, we would pay the same time charter rate (which includes the additional hire referred to above) as is currently provided in Concordia’s time charters with Arlington. Our subsidiary, Northern Marine Management Ltd. (‘‘NMM’’), has agreed to manage all six of Arlington’s tankers during the terms of the charters for a fixed daily fee per vessel that increases 5% annually.

We sold two additional Product tankers to Arlington in January 2006. In connection with this sale, we agreed to time charter both vessels from Arlington for a period of three years with options to extend each charter for 54 additional months in extension terms of 30 months and thereafter one year each. Under each charter, we pay a fixed charter rate that increases over the term of the charters. NMM has agreed to manage all eight of Arlington’s tankers during the terms of the charters for a fixed daily fee per vessel that increases 5% annually.

We also agreed with Arlington to adjust the charter periods for the vessels sold in 2004, from five years each, to four years for two of the vessels and six years for the other two vessels.

We currently own 8.1% of the outstanding shares of Arlington and Concordia, currently owns 9.9% of the outstanding shares of Arlington.

Roll-on/Roll-off Vessel Operations

Roll-on/Roll-off vessels permit trucks, freight trailers, buses, cars, and, to a certain extent, containers on chassis to drive directly onto and off the ship. Our Roll-on/Roll-off vessel operations are divided into RoPax vessels, which carry trucks, freight trailers, buses and cars and provide accommodations for passengers; RoRo vessels, which carry predominantly freight trailers only and limited number of passengers.

Over the past five years, the fleet size within our Roll-on/Roll-off operations has ranged from six to ten vessels. As of March 31, 2008, we owned four RoRo vessels and one HSS vessel, Stena Discovery, which was taken out of operation by Stena Line in January 2007. We also had one finance leased RoPax vessel, a 50% ownership in one RoRo vessel and one RoRo vessel in which we had a 50% ownership. As of March 31, 2008, we also chartered in one RoRo vessel and one RoPax vessel.

For the five years ended December 31, 2007, our average Roll-on/Roll-off vessel utilization rate was approximately 97.5%. The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, excluding the HSS vessel Stena Discovery, during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	2003	2004	2005	2006	2007
Total vessel days available(1)	3,059	3,250	3,886	3,135	3,152
Vessel days utilized(2)	2,948	3,188	3,758	3,070	3,101
Vessel utilization (percentage)(2)	96.4	98.1	96.7	97.9	98.4
Offhire days(3)	43	47	109	50	41
Offhire days (percentage)	1.4	1.4	2.8	1.6	1.3
Unutilized days	68	15	19	15	10
Unutilized days (percentage)	2.2	0.5	0.5	0.5	0.3
(1)	Total vessel days are determined by aggregating the number of days in each year we owned, chartered in or leased such vessels (hence variation in fleet size affects total number of days available).
(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.
(3)	Due to planned dry-dockings.

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

The tables below set forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off and RoPax vessels, i.e, excluding the laid up HSS vessel, Stena Discovery, as of March 31, 2008.

RoRo Vessels

Vessel	Type of charter	Current charter expiration date
Crowley Shipper (ex Stena Shipper)(1)	Time	December 2012
RoRo Gothica(2)	Time	October 2008
Mont Ventoux(3)	Time	November 2009
Stena Foreteller	Time	May 2011
Stena Forwarder	Time	February 2012
Stena Forecaster	Time	September 2012
Stena Forerunner	Time	October 2012
(1)	In March 2008, Stena Shipper was sold to a company in which Stena holds 50% of the shares and renamed Crowley Shipper.
(2)	In October 2004, Stena Gothica was sold to a company in which Stena holds 50% of the shares and renamed RoRo Gothica.
(3)	In August 2007, Mont Ventoux was sold and chartered back for a period of 10 years.

RoPax Vessels

Vessel	Type of charter	Current charter expiration date
Borja(1)	Time	February 2010
Stena Challenger(2)	Bareboat	June 2010
(1)	Finance leased vessel.
(2)	Chartered in vessel.

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

The table below sets forth certain information with respect to our purchases and sales of vessels within our Roll-on/Roll-off operations and the net gain from such sales for the past five years. We do not include in the table any transfers of Roll-on/Roll-off vessels from our Roll-on/Roll-off vessel operations to our ferry operations.

Vessel Sales and Purchases Roll-on/Roll-off Operations

	2003	2004	2005	2006	2007
Fleet as of January 1	8	8	8	8	7
Newbuildings delivered	2	—	—	—	—
Vessels purchased	1	2	1	—	1
Vessels sold	3	3	1	1	1
Transfer from Ferry Operations	—	1	—	—	1
Fleet as of December 31, 2007	8	8	8	7	8
Net gain on sale of vessels (SEK in millions)	64	273	191	219	100

Recent acquisitions and sales.    In March 2006, we entered into an agreement to acquire a newbuilt RoPax vessel from the Visentini shipyard in Italy. In May 2007, we took delivery of the vessel Stena Ausonia, renamed BORJA, on a three year charter. We have exercised an option with the owner to acquire the vessel at the end of the three year charter for €45 million.

In August 2007, we sold the RoRo vessel Mont Ventoux to Stena Metall, realizing a net gain of SEK 100 million. The vessel is bareboat chartered back for a period of 10 years.

In March 2008, we sold the RoRo vessel Stena Shipper to a company in which we hold 50% of the shares for a sales price of $11.5 million. The vessel has been renamed Crowley Shipper.

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

Ship management

As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, NMM, which provides ship management services from offices in Glasgow, St. Petersburg, Aberdeen, Gothenburg, Houston, Singapore, Manilla, Hamburg and Mumbai. Ship management includes crewing, inventory control, maintenance and technical management.

As of December 31, 2007, NMM provided services for approximately 120 vessels and approximately 7,100 seafarers for us, Concordia, Chevron, Technip and several other third parties.

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

Real estate

General.     We are involved in the acquisition, selling, constructing, refurbishment and management of residential and commercial properties. In the year ended December 31, 2007, our real estate operations, including net gain on sale of properties of SEK 97 million, generated revenues of SEK 2.1 billion and operating income of SEK 867 million, which include depreciation and amortization expenses of SEK 170 million. Substantially all our real estate operations are conducted through our unrestricted subsidiaries. As of March 31, 2008, our real estate portfolio consisted of two segments: 291 leasehold and freehold properties in Sweden and 46 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg and France. A substantial majority (89%) of our rental income comes from our properties in Sweden; the majority of our remaining rental income is from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Malmo, Stockholm, Uppsala, Umea, Halmstad, Amsterdam and Sophia Antipolis in France. We also manage properties owned by the Olsson family. As of December 31, 2007, our management estimates, based on external and internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 22.6 billion. As of December 31, 2007, the book value of these properties totaled SEK 17.1 billion.

Each of our real estate subsidiaries finances its acquisitions of real property with equity contributions and individual mortgages from various commercial and mortgage banks, which are non-recourse to Stena AB and the Restricted Group.

Swedish properties.    Our real estate portfolio in Sweden as of March 31, 2008, consisted of 291 residential and commercial properties totaling approximately 1,920,000 square meters.

As of March 31, 2008, our residential properties consisted primarily of multi-family rental properties (approximately 21,800 units) that, in terms of square meters, comprise approximately 79% of our properties in Sweden or approximately 1,513,000 square meters. Our commercial properties in Sweden consist mainly of office buildings and comprise the remaining 21% of our property portfolio in Sweden or approximately 407,000 square meters. The occupancy rate for our Swedish properties, based on square meters, as of December 31, 2006 and December 31, 2007 was 98%.

Of our Swedish properties, 39 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 60 year period with a right of renewal every 40 years. Rent is renegotiated after the first 20 years and every 10 years thereafter. In practice the leases are indefinite.

International.    As of March 31, 2008, our properties outside Sweden consisted of 46 commercial properties, 39 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg and southern France. Our non-Swedish properties total approximately 192,000 square meters. The occupancy rates for our non-Swedish properties, based on square meters, as of December 31, 2006 and December 31, 2007, were 88% and 89%, respectively.

Stena Realty B.V. also invests indirectly in real estate. It holds a 10.5% stake in the Acre Fund, which is majority owned by Schiphol Airport. The Acre Fund owns approximately 195,000 square meters of office and warehouse space at the Schiphol Airport. Stena Realty B.V. also owned as at December 31, 2006 a 9% stake in the Stockholm Stock market quoted company Ruric which develops and invests in real estate in St. Petersburg, Russia. Our shareholding in Ruric was sold in March 2007.

During 2006 and 2007, we invested $20 million in a fund managed by ING for development of residential complexes in China. Today the fund is developing nine large residential areas in China totaling 2.3 million square meters. In 2007, we committed to an additional investment in the fund of $35 million, of which, as of March 31, 2008, $1 million remained to be paid. Thereby we increased our stake in the fund from 5.7% to 11.25%.

In July 2007, we invested €100 million to acquire a 7.07% stake in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in the Netherlands. 80% of the offices are located in the four major Dutch cities and includes the World Trade Center in Amsterdam and the head office of Nationale Nederlanden, The Netherlands’ tallest building, in Rotterdam. External bank financing is in place for 55% of our investment.

In July 2007, we committed to invest €14 million in a new office building (5,400 square meters) in southern France with occupancy currently scheduled to take place during the second quarter of 2008. This building is expected to meet the highest environmental standards recently introduced in France.

Property management.    In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. For each of the years ended December 31, 2006 and December 31, 2007, such fees aggregated to SEK 12.

New Businesses Adactum

General.    Through our unrestricted subsidiary Adactum, we make long-term investments in listed as well as private companies in new businesses outside our traditional lines of business. The aim is to create value for the Company in industries outside our core business by building strong, profitable companies that can create platforms for new business areas in the Company. We contribute mainly capital and active ownership to these businesses. In the year ended

December 31, 2007, Adactum generated revenues of SEK 2.1 billion and operating income of SEK 72 million, which include depreciation and amortization expenses of SEK 75 million. As of March 31, 2008, Adactum had direct investments in five private companies, of any significance, of which three are wholly-owned subsidiaries, and held significant ownership interests in four listed companies. Adactum’s investments are financed through equity contributions and debt that is non-recourse to Stena AB and the Restricted Group.

Investments in private companies.    In April 2004, Adactum acquired Blomsterlandet through which we are creating a chain of retailers with one of Sweden’s most extensive range of indoor and outdoor plants. Since our acquisition, the number of garden centers in Sweden has increased from 18 to 40. Revenue of Blomsterlandet increased in the year ended December 31, 2007 to SEK 961 million, representing an increase of 15% compared to SEK 836 million for the year ended December 31, 2006.

In June 2005, Adactum acquired Envac, which operates automated household and municipal waste collection systems with activities in 30 countries. The company has grown extensively over the past year, particularly in the Asian market. Revenue in Envac increased in the year ended December 31, 2007 to SEK 1.1 billion, representing an increase of 33% compared to SEK 853 million for the year ended December 31, 2006.

In December 2005, we entered into a contract to acquire five wind power systems (windmills) for a total investment of SEK 140 million. Through our subsidiary Stena Renewable Energy, in January 2007, we commenced successful operations of Sweden’s largest land-based wind power generating plan, near Ludvika, Sweden. In November 2007, we ordered twelve more wind power systems to be installed at the same location for an aggregate investment of SEK 340 million. Operations of these new systems is expected to commence end of 2008.

In June 2007, Adactum acquired a 45% interest in MPP MediaTec Group AB (‘‘MediaTec’’) for a total investment of approximately SEK 340 million. MediaTec is a newly formed group comprised of three leading Swedish companies in the media technology industry and is one of Europe’s largest groups in this field. The business areas within MediaTec are Outside Broadcast, Large Display Solutions and Event & Exhibition Technology. The group had a proforma combined turnover of SEK 810 million in 2007 and approximately 270 employees.

Investments in listed companies.    Our listed holdings held through Adactum in Ballingslöv International AB (publ) (manufacturer of kitchens, bathrooms and storage units), Gunnebo AB (publ) (developer of security products and systems), Gunnebo Industrier AB (publ) (manufacturer of chain/lifting components and fastening systems) and Midelfart Sonesson AB (publ) (manufacturer of health and beauty products) had a total market value of SEK 1.2 billion as of December 31, 2007. During the year ended December 31, 2007, we invested a total of SEK 399 million in these companies.

Recent acquisitions.    In October 2007, Adactum acquired 10% of the shares in SentoClone for a total investment of SEK 55 million. SentoClone is a Life Science research company focusing on the development and marketing of a method for treating cancer based on the utilization of the patient’s immune system.

Investment activities

We maintain an investment portfolio of marketable securities and other short-term investments. As of December 31, 2007, the fair value of these investments (including restricted cash of SEK 1.2 billion) amounted to SEK 10.9 billion, as compared to SEK 8.3 billion (including restricted cash of SEK 882 million) as of December 31, 2006. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and bonds.

We have also invested in VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005, these VIEs are consolidated as subsidiaries. As of December 31, 2007, total assets of these VIEs amounted to SEK 9.8 billion, which was financed in part by US dollar denominated notes issued by the VIEs in an aggregated amount of SEK 8.0 billion.

In addition to our hedging arrangements, we actively trade in currencies and to a lesser extent in interest rates. As of December 31, 2007, the notional amounts of such instruments were SEK 1,698 million as compared to SEK 47 million as of December 31, 2006.

The net gain on our portfolio of debt and equity securities and investment in VIEs, together with dividends received and the results from our currency and interest rate trading activities, for the years ended December 31, 2005, 2006 and 2007, amounted to a gain of SEK 1.0 billion, a gain of SEK 1.1 billion and a gain of SEK 1.2 billion, respectively. We seek to maintain an investment portfolio that is well diversified with regards to asset classes and geographical markets to balance our exposure to various risks and have established a series of procedures and limits designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

Recent significant events.    In the first quarter of 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of March 31, 2008, there were $152.8 million of our Senior Notes due 2013 outstanding and $129 million of our Senior Notes due 2016 outstanding.

Classification of vessels

The hull and machinery of each of our vessels have been certified as being ‘‘in class’’ by its respective classification society: American Bureau, DnV or Lloyds Register. A classification society certifies that a vessel has been built and maintained in accordance with the rules of the society and is in compliance with applicable rules and regulations of the country of registry and the international conventions of which that country is a member.

The aggregate appraised value of our owned and finance leased vessels and drilling rigs, as of December 31, 2007, was approximately SEK 28.1 billion as compared with the net book value as of December 31, 2007, of SEK 15.2 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

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

Hull and machinery insurance.    We maintain hull and machinery insurance, which covers the risk of damage to, or total or constructive loss of a vessel as well as damage to third parties caused by direct contact with an insured vessel. This insurance also covers claims arising from collision with other vessels and salvage, towing and other related costs. Constructive total loss occurs when the vessel is so damaged due to a casualty that the repair costs amount to at least 80% of the insured value of the vessel. We also maintain war risks insurance, which insures the risk of damage and total or constructive total loss of an insured vessel directly caused by certain warlike situations, such as military use of weapons or terrorist activities. Coverage for areas designated from time to time as war zones may be excluded or additional premiums may be required with respect to voyages in such zones. We maintain coverage for the full value of each vessel, the value of which is updated at least annually.

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

Loss of hire insurance.    We maintain loss of hire insurance to insure against a loss of income due to damage to the hull or machinery of any Roll-on/Roll-off vessels and tankers owned by us. Some of our drilling rigs are covered by loss of hire insurance, and vessels used in our ferry operations have loss of hire insurance at the option of the applicable route director.

Protection and indemnity (P&I) insurance.    We maintain P&I insurance coverage for our shipping activities, which includes coverage against legal liability and other related expenses incurred due to the injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to third party property, or pollution arising from oil or other substances. Our P&I insurance coverage is arranged through four P&I mutual insurance clubs in Sweden, Norway and the United Kingdom. As a member of the club, we may be required to pay additional premiums in arrears. Our total premium is based on our own claims record, the total claims record of the members of the club and the aggregate claims record of all clubs that are members of the international association of P&I Clubs and the clubs’ costs for reinsurance.

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

Since February 20, 1996, the maximum exposure of all P&I clubs for liabilities to third parties has been capped at an amount based on a formula specified in the International Convention on Liability for Maritime Claims of 1976. Oil pollution coverage is also limited. Coverage for damages arising from oil pollution for vessels that are owned and bareboat chartered in is limited to $1 billion per vessel per incident. Coverage for our drilling rigs/drillships for damages arising from pollution is limited to $150 million per incident, except that coverage for Stena Clyde is limited to $100 million per incident. We believe we have adequate oil pollution coverage.

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

Claims experience.    We have experienced some immaterial property losses over the past five years. These losses were all covered by insurance and none of these incidents resulted in a material loss or liability for us. In 2004, one of our ferries was involved in a collision with another vessel. Insurance covered the damages to the vessel but not the loss of business, which was partly transferred to other routes.

Adequacy of insurance.    We believe that our current insurance coverage provides adequate protection against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with industry practice. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Consistent with industry practice, our insurance policies are subject to deductibles that we believe are commercially reasonable.

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2007:

Name of Company	Domicile	Percentage Owned
AB Stena Finans	Sweden	100
Stena Fastigheter AB	Sweden	100
Stena Line Scandinavia AB	Sweden	100
Stena Adactum AB	Sweden	100
Stena Don AB	Sweden	100
Stena International S.á.r.l.	Luxembourg	100
Stena Investment Lux S.á.r.l.	Luxembourg	100
Stena Line Holland BV	The Netherlands	100
Stena Realty BV	The Netherlands	100
Stena Line Ltd	United Kingdom	100
Stena (UK) Ltd	United Kingdom	100
Stena North Sea Ltd	United Kingdom	100
Stena (Switzerland) AG	Switzerland	100
Stena Maritime AG	Switzerland	100
Stena Finanzverwaltungs AG	Switzerland	100
Stena Tay (Hungary) Kft	Hungary	100
Stena Cyprus Holding Ltd	Cyprus	100
Stena DrillMax I Ltd	Bermuda	100
Stena DrillMax II Ltd	Bermuda	100
Stena DrillMax III Ltd	Bermuda	100

Regulation

General

The shipping industry in general, and our business and the operation of our vessels and drilling rigs in particular, are subject to and affected by a variety of governmental regulations, including numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels and drilling rigs are registered and operate. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels and drilling rigs. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that these kinds of permits, licenses and certificates required for the operation of the vessels and drilling rigs owned or operated by us will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations. We believe that the increased environmental and quality concerns of insurance underwriters, regulatory bodies and charterers will result in greater inspection and safety requirements on all vessels.

Environmental

We are subject to the laws of various jurisdictions and international conventions regarding the discharge of materials into the environment. The most onerous of such regulations are OPA ’90, CERCLA and MTSA.

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

Under OPA ‘90, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. The 2006 amendments to OPA ‘90 limit the liability of responsible parties as follows:

•	Single-hull vessels (including a single-hull vessel fitted with double sides only or a double bottom only)

o	a vessel of 3000 gross tons or smaller: the greater amount of $3000 per gross ton or $6,000,000; and

o	a vessel greater than 3000 gross tons: the greater amount of $3,000 per gross ton or $22,000,000.

•	Other vessels than single-hull vessels

o	a vessel of 3000 gross tons or smaller: the greater amount of $1,900 per gross ton or $4,000,000; and

o	a vessel greater than 3000 gross tons: the greater amount of $1,900 per gross ton or $6,000,000.

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

Under OPA ‘90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015), based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA ‘90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. All our newbuildings are compliant with OPA ‘90.

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

MTSA.    MTSA is intended to protect U.S. ports and waterways from a terrorist attack. It mandates that certain foreign-flagged vessels, such as liquefied natural gas (‘‘LNG’’) and oil tankers, entering U.S. waterways meet specific security requirements and comply with the International Ship and Port Security code.

IMO.    The International Maritime Organization (‘‘IMO’’), an agency of the United Nations, is responsible for measures to improve international shipping and to prevent pollution from ships. The IMO has developed international treaties and conventions to regulate the international shipping industry which now apply to over 98% of the world’s shipping. The most important of these are mentioned below.

CLC.    Many countries other than the United States have ratified and follow the liability scheme adopted by the IMO and set out in CLC. Under CLC, a tanker’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by a discharge of persistent oil, such as crude oil, fuel oil, heavy diesel oil and lubricating oil, subject to certain complete defenses, including pollution damage resulting from an act of war, caused by a third party, or caused by the negligence or wrongful act of a government responsible for the maintenance of lights or other navigational aids. CLC liability is currently limited to between approximately $915 and $930 per gross ton plus $6.5 million for the first 5,000 gross tons, an amount that is subject to periodic adjustment. The right to limited liability is forfeited only where pollution damage is caused by the owner’s personal act or omission committed with intent to cause such damage or recklessly and with knowledge that the damage would result. Tankers trading in the territorial waters of contracting states must provide evidence of insurance covering the maximum amount for which the owner is strictly liable. In jurisdictions where CLC has not been adopted, various legislative schemes or common law govern and liability is imposed on the basis of fault or in a manner similar to CLC.

MARPOL 73/78.    Annex 1 of MARPOL 73/78 deals with the prevention of pollution from oil. MARPOL 73/78 provides stringent construction and operating standards to prevent the release of oil into the environment. Under the requirements of MARPOL 73/78, all new oil tankers built since 1996 are required to have double hulls. MARPOL 73/78 was modified following the Erika and Prestige incidents on the West Coast of Europe in 1999 and 2002, respectively. In 2002, new amendments came in to force to Annex 1 of MARPOL 73/78which set a global timetable for the accelerated the phase out of single hull tankers. These new regulations identify two categories of single hull tankers which are principally distinguished on the basis of whether they have protectively located segregated ballast tanks. Vessels fall into these categories if they are over 20,000 dwt carrying heavy oil and over 30,000 dwt carrying other oils. Category 3 tankers are tankers above 5,000 dwt but below the tonnage of category 1 and category 2 tankers. These older single hull tankers must undergo a Condition Assessment Scheme (‘‘CAS’’) survey which applies to category 1 vessels continuing to trade up to 2005 and to category 2 vessels trading after 2010. However, these amendments have been over taken by the 2003 MARPOL amendments which came into force on April 5, 2005. These amendments accelerate the final phasing out of category 1 tankers to 2005 and category 2 and 3 tankers to 2010, although depending on the age of the ship, these dates can be earlier.

All our owned and finance leased tankers are double hulled vessels and all our tankers are fully compliant with MARPOL 73/78 Annex 1 Rules. This Convention has further annexes including Annex 2 Control of Pollution by Noxious Liquid Substances, Annex 4 Prevention of Pollution by Sewage and Annex 6, Prevention of Air Pollution from Ships. All our vessels are fully compliant with all requirements of the MARPOL 73/78 and its amendments.

Annex VI of MARPOL entered into force on May 19, 2005. This new annex sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. The sulphur content of fuel oil is limited to 4.5% m/m globally. Annex VI also contains provisions allowing for special SOx Emission Control Areas (SECAS) to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used onboard ships must not exceed 1.5% m/m. Annex VI also sets limits on emissions of nitrogen oxides (NOx) from diesel engines and prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons (CFCs). Annex VI also prohibits the incineration onboard ship of certain products, such as contaminated packaging materials and polychlorinated biphenyls (PCBs). Our fleet is in compliance with these new requirements.

EU Directive 2005/33/EC amends the Directive 1999/32/EC as regards the sulphur content of marine fuels and entered into force on July 6, 2005. The 2005/33/EC Directive to a great extent mirrors the MARPOL Annex VI regulation on sulphur oxide emissions and sulphur emission control areas and was originally drafted as a means to speed up the ratification of MARPOL Annex VI in compliance with the amended EU Directive.

ICLL.    ICLL, which entered into force on July 21, 1968, establishes principles and rules concerning the limits to which ships may be loaded for international voyages. The provisions take into account the potential for hazards in different maritime regions and seasonal operating conditions, and designate how, where and when assigned load lines are to be marked on each ship. Generally, the ICLL applies to all ships that are greater than 24 meters (79 feet) in length (for ships built since 1966) or greater than 150 tons gross, unless otherwise exempted by the terms of ICLL. Currently each of our ferries, freight vessels, and petroleum tankers, to which the ICLL is applicable, are operating under an International Load Line Certificate demonstrating that the vessel has been surveyed and marked in accordance with ICLL within the past five years.

SOLAS.    SOLAS ‘74 establishes basic safety standards for the construction and operation of merchant ships engaged on international voyages (including our Roll-on/Roll-off vessels and tankers). SOLAS ‘74 has been ratified by more than 90 countries. SOLAS ‘74 provides safety standards for construction, machinery and electrical installations, life-saving appliances, radiotelegraphy and radiotelephony, navigation and the carriage of dangerous goods. SOLAS ‘74 puts the primary responsibility for compliance on the flag state, but there are provisions which recognize certain rights and obligations of countries where the ships call.

SOLAS ‘90 was adopted in 1990 to set new stability criteria for passenger carrying vessels. RoPax and car/passenger ferry vessels constructed after April 29, 1990 must be built to meet these and other requirements. RoPax and car/passenger ferry vessels that were constructed prior to April 29, 1990 were permitted to be retrofitted to comply with these SOLAS ‘90 regulations in stages. In accordance with the SOLAS convention held in November 1995, all such vessels must be in full compliance with SOLAS ‘90.

At the SOLAS ’95 convention, several amendments to SOLAS and IMO resolutions were adopted concerning RoRo passenger vessel stability, arrangements of bow doors, operations, communications, lifesaving and search and rescue. In particular, Resolution No. 14, also known as the Stockholm Agreement, allows for regional agreements to establish specific stability requirements for RoPax and car/passenger ferry vessels. These regulations also require vessels to fulfill the SOLAS ‘90 damage stability standard, which had applied to all RoRo passenger ships built since 1990 and was extended to existing ships in accordance with an agreed phase-in program. All our RoPax and car/passenger ferry vessels are currently in full compliance with SOLAS ‘90 as well as the Stockholm Agreement.

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

In May 1994, the International Code of Safety for High Speed Craft was added to SOLAS’ 74, and entered into force under tacit acceptance as Chapter X of the SOLAS convention held on January 1, 1996. These regulations mandate a variety of safety measures including requirements pertaining to structural stability and fire prevention. The rapid pace of development in this sector of shipping led to additional revisions of the Code of Safety for High Speed Craft in 2000, which entered into force on July 1, 2002. High Speed Craft to which these regulations apply are required to obtain a safety certificate and a permit to operate. Our HSS ferries have been designed to be in compliance with these regulations and we have obtained applicable permits and certifications during operation of these vessels.

SOLAS was further amended in May 2006 (effective January 1, 2008) with respect to Long Range Identification and Tracking (‘‘LRIT’’). SOLAS regulation on LRIT establishes a multilateral agreement for sharing LRIT information, including the ship’s identity, location and date and time of the position, for security and search and rescue purposes. The amendment contains a phased-in implementation schedule for ships constructed before the entry into force of the amendment.

Our drilling units are designed and constructed to meet all applicable rules and regulations for operation world-wide. Three of them are designed to operate in the harsh environment of the North Sea British sector, including Stena Don and Songa Dee, which are also designed to operate in the North Sea Norwegian sector environment.

Norway has the most demanding rules and regulations in the world. In order to work on the Norwegian Continental Shelf, Stena Don has been fully certified to meet the regulations of the Norwegian Petroleum Directorate (‘‘NPD’’). Stena Don also meets all the regulations of the Norwegian Maritime Directorate (‘‘NMD’’) for ‘‘marine’’ equipment, systems and arrangement and is also in compliance with all relevant regulations for operation on the British Continental Shelf. Stena Don is classed with Det Norske Veritas and has all applicable class notations, including class notations for dynamic positioning and drilling systems.

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

Athens Convention.    The Athens convention has governed the liability of carriers for damage suffered by passengers carried on a seagoing vessel. The Athens convention makes the carrier strictly liable for damage or loss suffered by a passenger if the incident causing the damage occurred during the carriage and was due to the fault or neglect of the carrier. However, the carrier may limit its liability unless the carrier acted with intent to cause such damage or recklessly and with knowledge that such damage would probably result.

The Athens convention and the limits have been substantially altered and increased by the 2002 Protocol to the Athens convention. The carrier is now strictly liable for the death or personal injury to a passenger with limited defenses if the carrier can prove that the incident resulted from an act of war, hostilities, civil war, insurrection or a natural phenomena of an exceptional inevitable and irresistible character or thoroughly caused by an act of omission done with intent to cause the incident by a third party. However, if the incident occurred as a result of the fault or neglect of the carrier then the limit is increased from approximately $395,000 per passenger on each distinct occasion to approximately $632,000 per passenger (exact amounts are determined by the applicable daily conversion rate of USD to SDRs, the unit of account used for liability under the Athens convention), provided that if the carrier is responsible for an act or omission with intent to cause damage or recklessly and with knowledge that damage would result, then the right to the limit is lost. A scheme of compulsory insurance has been introduced by the Athens Convention to ensure that the carrier can meet these potential liabilities.

HNS Convention.    The International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances (‘‘HNS’’) 1996 is likely to come into force in the medium term. The liability aspects of HNS are based on the CLC by establishing a regime of strict liability and the registered shipowner’s right to limit liability. However, the HNS goes further than the CLC in that it covers not only pollution damage, but also the risks of fire and explosion including loss of life or personal injury as well as loss or damage to property. HNS substances include oil, liquefied gases and other dangerous, hazardous or harmful materials. The present limits of liability are between US $500 and US $2,000 per gross ton though it is likely that these limits will increase once HNS is ratified and comes into force.

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

General

The following discussion and analysis should be read in conjunction with the ‘‘Selected Financial Data’’ section of Item 3 and our Consolidated Financial Statements and the Notes

thereto. Our Consolidated Financial Statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from US GAAP. For a discussion of the significant differences between Swedish GAAP and US GAAP and a reconciliation of net income and shareholders’ equity from Swedish GAAP to US GAAP, see Note 31 to our Consolidated Financial Statements.

We generate revenue primarily from our ferry operations, chartering out our tankers, Roll-on/Roll-off vessels and drilling rigs, managing tankers, selling vessels and from real estate rentals. The period from June through September is the peak travel season for passengers in our ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs or real estate also may have an impact on our results in each period.

Significant events

Ferry Operations

In the third quarter of 2004 we ordered two RoPax vessels from a shipyard in Norway for use by Stena Line. The newbuilding process is managed by our RoRo division. The first of these vessels was delivered in August 2006 and commenced operations on our Killingholme-Hoek van Holland route as Stena Trader. The second vessel, Stena Traveller, was delivered in June 2007 and also put in service on the Hoek van Holland-Killingholme between Holland and the UK.

In November 2006, we entered into a contract with Aker Yards in Germany to build two Super Ferries to be used by Stena Line. The total investment is approximately €460 million, of which €400 million remains to be paid as of December 31, 2007. Deliveries are scheduled for the first and third quarter of 2010. The contract includes options for two additional vessels of the same type.

Depreciation and amortization charges in the years ended December 31, 2005 and 2006 included impairment charges of SEK 765 million and SEK 710 million, respectively, related to the HSS vessels, one of which was taken out of service in January 2007 because it was unprofitable to operate that vessel on its route at then current bunker fuel prices. There were no impairment charges in 2007.

In March and June 2007, respectively, Stena Britannica and Stena Hollandica returned to service after having been lengthened. The investments related thereto amounted to SEK 344 million and SEK 544 million, respectively.

In August 2007, two RoPax vessels were ordered from the Samsung shipyard in Korea. The estimated aggregated investment is approximately €220 million with expected delivery in the first and third quarter of 2011.

In August 2007, Stena Carrier was sold to Stena Metall with a gain of SEK 116 million. The vessel is chartered back for a period of ten years.

In November 2007, Stena Searider was sold to an Italian shipping company with a gain of SEK 30 million.

In November 2007, an agreement was reached to acquire 100% of the shares in Sembo, a Swedish package holiday company. The acquisition of SEK 61 million became effective on January 1, 2008.

Shipping

Roll-on/Roll-off vessel operations.    In March 2006, we entered into an agreement to acquire a newbuilt RoPax vessel from the Italian shipyard, Visentini. The vessel, BORJA, was delivered in May 2007. The vessel is first chartered for three years and will then be acquired for €45 million.

In April 2006, we sold the RoPax vessel Svealand.

In August 2007, Mont Ventoux was sold to Stena Metall. The vessel is chartered back for a period of ten years.

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

Our owned ice-class Aframax tanker was sold in August 2006 to a joint venture company with Neste Oil, in which we have a 50% interest. The vessel is on time charter to Neste Oil for a period of ten years.

In 2006, we increased our investments by SEK 32 million in the shuttle tanker segment by acquiring a 50% share of Navion Gothenburg, a new-built Suezmax tanker that has been converted into a shuttle tanker. The remaining 50% is owned by TeeKay. The vessel was delivered at the end of July 2007 and is chartered out to Petrobas for a period of thirteen years.

In June 2007, two newly built, 16,500 dwt product tankers were acquired for $37.5 million from a shipyard in China. The vessels were sold in November 2007 and January 2008, respectively, to an Iraqi operator for $20 million each.

In October 2007, an agreement was signed to acquire three medium range tankers, Stena Italica (renamed after our acquisition to Stena Concert), Stena Conqueror and Stena Conquest that Stena Bulk AB (‘‘Stena Bulk’’) already chartered from the seller. The aggregated purchase price for all three vessels is $152 million and was completed in the first quarter of 2008.

Offshore drilling

In August 2005, we ordered a drillship, Stena DrillMAX, from the SHI shipyard in Korea which was delivered in December 2007. The total investment was approximately $660 million. 80% of our investment in this vessel is financed by a combination of Export Credit Agency financings, bank financing and mezzanine debt. In April 2006, we entered into a four-year firm contract, with an option for one additional year, with Repsol for Stena DrillMAX at day rates currently between $495,000 to $545,000, based on achievement of certain performance incentives.

In March 2006, we ordered a second Stena DrillMAX drillship, to be named Stena Carron, from the SHI shipyard in Korea. The total investment is expected to be approximately $680 million, with delivery scheduled for the third quarter of 2008. In October 2006, we entered into financing arrangements for this drillship structured in the same way as the financing for the first drillship. In July 2006, we entered into a five-year firm contract, with an option for three additional years, with Chevron for the second drillship at a dayrate of $450,000 for the five years firm period and $390,000 for the three year option period.

In May 2006, we sold the drilling rig Stena Dee to the Norwegian company Songa Offshore for a net consideration of $267.3 million. The rig was chartered back to us until January 2009 to complete its present charter contract with StatoilHydro.

In October 2006, we ordered a third Stena DrillMAX drillship, to be named Stena Forth, from the SHI shipyard in Korea. The total investment is expected to be approximately $760 million with delivery scheduled for mid 2009. In March 2007, we entered into financing arrangements for this drillship structured similarly to the financing for the first two DrillMAX drillships. In September 2007, we entered into a five-year firm contract with Hess Corporation for the third DrillMAX drillship at day rates between $498,500 and $538,500, based on achievement of certain performance incentives.

Real estate

In the year ended December 31, 2005, we purchased and sold a large number of properties, mainly in Sweden. Properties were sold for a total price of SEK 3.9 billion. Total investments in properties were SEK 1.9 billion, of which SEK 1.6 billion related to properties acquired.

In the year ended December 31, 2006, we acquired properties for approximately SEK 1.6 billion, mainly in Gothenburg, Stockholm and The Netherlands. During the same period properties were sold for approximately SEK 674 million.

In the year ended December 31, 2007, we acquired properties for approximately SEK 455 million, mainly in Gothenburg and Stockholm. During the same period properties were sold for approximately SEK 343 million.

During 2006 and 2007, we invested $20 million in a fund managed by ING for development of residential complexes in China. In 2007, we committed to an additional investment in the fund of $35 million, of which, as of February 29, 2008, $1 million remained to be paid.

In July 2007, we invested €100 million in a 7.07% share in the ING Dutch Office Fund which owns a portfolio of prime office buildings in The Netherlands.

New businesses: Adactum

In June 2005, Adactum acquired Envac, a company in the automated waste collection business that develops and sells underground network systems for the transportation of municipal and commercial waste. The cost of the acquisition was approximately SEK 577 million.

In December 2005, we entered into a contract to acquire five wind power systems (windmills) for a total price of SEK 140 million. In January 2007, through our subsidiary Stena Renewable Energy, we commenced operations of those power systems, currently Sweden’s largest land-based wind power generating plant, near Ludvika, Sweden.

In June 2007, Adactum acquired a 45% share in MediaTec for SEK 340 million. MediaTec is a recently formed group consisting of three leading Swedish companies in the media technology sector and is one of Europe’s biggest groups in this area.

In October 2007, Adactum acquired a 10% share in SentoClone for SEK 55 million. SentoClone is a life research company that focuses on developing and marketing a method based on using patients’ own immune systems to fight cancer.

In November 2007, Adactum ordered 12 additional windmills through its subsidiary Stena Renewable Energy for approximately SEK 340 million, for operation near the existing wind farm in Ludvika, Sweden. The windmills are expected to commence operation by the end of 2008.

Financial activities

On February 8, 2007, we completed an offering of €300 million of our Senior Notes due 2017. We used a portion of the proceeds of the offering to repurchase approximately $177 million of our Senior Notes due 2012, substantially all of these notes then outstanding, pursuant to a tender offer and consent solicitation. Pursuant to the tender offer and consent solicitation, we amended the indenture governing our Senior Notes due 2012 to eliminate the principal restrictive covenants.

On February 14, 2007, we completed an offering of €102 million of Senior Notes due 2019.

On September 28, 2007, our unrestricted subsidiary Stena Royal entered into a new $350 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility matures on September 28, 2012, and we have an option to extend it for up to two additional years. The medium and long-term investment portfolios in Stena Royal are pledged as securityfor the facility. The facility includes a cross-default provision ($30 million threshold) with respect to debt of Stena AB, Stena Royal or any present or future subsidiary of Stena AB.

In 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016. The notes carry an interest rate of 7.5% and 7%, respectively, and are due for repayment in 2013 and 2016, respectively. After these repurchases, we had outstanding $170.8 million of our Senior Notes due 2013 and $172 million of our Senior Notes due 2016.

In the first quarter of 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of March 31, 2008, there were $152.8 million of our Senior Notes due 2013 outstanding and $129 million of our Senior Notes due 2016 outstanding.

Results of Operations

	Year ended December 31,
	2005	2006	2007
	(SEK in millions)
CONSOLIDATED GROUP
Income Statement Data (Swedish GAAP):
Total revenues	19,619	22,895	22,005
Direct operating expenses	(12,631)	(13,547)	(14,372)
Selling and administrative expenses	(1,861)	(2,127)	(2,177)
Depreciation and amortization	(2,734)	(2,634)	(1,703)
Income from operations	2,393	4,587	3,753
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	9,045	9,413	9,868
Net gain (loss) on sale of vessels	—	—	146
Total Ferry operations	9,045	9,413	10,014
Drilling operations	1,871	3,027	3,842
Net gain on sale of vessels	—	1,483	—
Total Drilling operations	1,871	4,510	3,842
Shipping Roll-on/Roll-off vessels	458	373	413
Net gain on sale of vessels	191	219	100
Total Roll-on/Roll-off vessels	649	592	513
Crude Oil tankers	3,804	3,764	3,265
Net gain on sale of vessels	124	611	7
Total crude oil tankers	3,928	4,375	3,272
Other Shipping	143	146	152
Total Shipping	4,720	5,113	3,937
Property operations	1,882	1,970	1,989
Net gain on sale of properties	813	194	97
Total Property	2,695	2,164	2,086
New Businesses operations	1,283	1,692	2,118
Other	5	3	8
Total	19,619	22,895	22,005
Income (Loss) from Operations:
Ferry operations	(7)	393	1,266
Net gain (loss) on sale of vessels	—	—	146
Total Ferry operations	(7)	393	1,412
Drilling operations	(2)	774	1,390
Net gain on sale of vessels	—	1,483	—
Total Drilling operations	(2)	2,257	1,390
Shipping: Roll-on/Roll-off vessels	104	89	86
Net gain on sale of vessels	191	219	100
Total Roll-on/Roll-off vessels	295	308	186
Crude oil tankers	742	284	109
Net gain on sale of vessels	124	611	7
Total crude oil tankers	866	895	116
Other shipping	(7)	(8)	(14)
Total Shipping	1,154	1,195	288
Property operations	579	758	771
Net gain on sale of property	813	194	97
Total Property	1,392	952	868
New Businesses operations	46	59	72
Other	(190)	(269)	(277)
Total	2,393	4,587	3,753
Depreciation & Amortization:
Ferry operations	1,578	1,613	820
Drilling	590	633	493
Shipping: Roll-on/Roll-off vessels	124	99	105
Crude oil tankers	41	34	18
Other shipping	11	12	14
Total Shipping	176	145	137
Property	337	174	170
New Businesses operations	43	60	75
Other	10	9	8
Total	2,734	2,634	1,703

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Approximately 29% of our total revenues are generated in US dollars and approximately 29% are generated in SEK. Approximately 29% of our total expenses are incurred in US dollars and approximately 33% are incurred in SEK. Although we seek to hedge the net effects of fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

Average rates	January-December 2006	January-December 2007	Change
US $	7.3766	6.7607	(8)%
British pounds	13.5752	13.5281	0%
Euro	9.2549	9.2481	0%

Closing rates	December 31, 2006	December 31, 2007	Change
US $	6.8725	6.4342	(6)%
British pounds	13.4875	12.8146	(5)%
Euro	9.0500	9.4508	4%

Revenues

Total revenues from operations increased SEK 1,267 million, or 6%, in the year ended December 31, 2007 to SEK 21,655 million from SEK 20,388 million in the year ended December 31, 2006, mainly due to increased operating revenues in the offshore drilling operations. Gains recorded on vessel sales during 2007 amounted to SEK 253 million compared to SEK 2,313 million during 2006., Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 455 million, or 5%, in the year ended December 31, 2007, to SEK 9,868 million from SEK 9,413 million in the year ended December 31, 2006, mainly due to higher revenues from the freight and travel business due to higher volumes of freight units and higher ticket and freight prices and increased revenues from onboard sales.

Net Gain on Sale of Vessels, Ferry Operations.    In year ended December 31, 2007, gains of SEK 146 million were recorded on the sale of the vessels Stena Carrier and Stena Searider. In the year ended December 31, 2006, no vessel sales were made.

Offshore Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 815 million, or 27%, in the year ended December 31, 2007 to SEK 3,842 million from SEK 3,027 million in the year ended December 31, 2006, mainly due to new contracts at higher day rates for the Stena Don, Stena Spey and the Stena Tay, offset in part by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Net Gain on Sale of Vessels, Drilling.    In the year ended December 31, 2007, no vessel sales were made. In the year ended December 31, 2006, gains of SEK 1,483 million were recorded on the sale of the drilling rig Stena Dee.

Shipping.    Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 453 million, or 11%, in the year ended December 31, 2007 to SEK 3,830 million from SEK 4,283 million in the year ended December 31, 2006.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 39 million, or 10%, in the year ended December 31, 2007, to SEK 412 million from SEK 373 million in the year ended December 31, 2006, mainly due to the delivery of the newbuilt RoPax vessel Borja in May 2007, partly offset by the sale of the RoPax vessel Svealand and the redelivery of Vasaland in April 2006, respectively.

Revenues from crude oil tankers decreased SEK 500 million, or 13%, in the year ended December 31, 2007, to SEK 3,264 million from SEK 3,764 million in the year ended December 31, 2006, mainly due to lower charter rates in the spot market, together with the weakening of the US dollar with respect to the SEK. In the year ended December 31, 2007, the Company operated an average of 41 tankers (chartered in or owned), compared to 42 tankers (chartered in or owned) in the year ended December 31, 2006.

Net Gain on Sale of Vessels, Shipping.    In the year ended December 31, 2007, gains of SEK 107 million were recorded on the sale of the RoRo vessel Mont Ventoux and on the sale of one of two newbuilt product tankers, delivered from a shipbuilder in China. In the year ended December 31, 2006, gains of SEK 830 million were recorded on the sale of the RoPax vessel Svealand and the tanker vessels Stena Contest, Stena Concept, Stena Compass, Stena Compassion and Stena Arctica.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 19 million, or 1%, in the year ended December 31, 2007 to SEK 1,989 million from SEK 1,970 million in the year ended December 31, 2006, mainly related to increased number of properties and higher rents.

Net Gain on Sale of Properties.    In the year ended December 31, 2007, gains of SEK 97 million were recorded on the sale of properties. In the year ended December 31, 2006, gains of SEK 194 million were recorded on the sale of properties.

New Businesses Adactum.    Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 426 million, or 25%, in the year ended December 31, 2007 to SEK 2,118 million from SEK 1,692 million, in the year ended December 31, 2007, mainly due to increased business activities in all subsidiaries. Of the total revenues in the year ended December 31, 2007, SEK 961 million were related to Blomsterlandet, SEK 1,137 million to Envac and SEK 17 million to Stena Renewable Energy as compared to SEK 836 million related to Blomsterlandet, SEK 853 million related to Envac and SEK 3 million related to ‘‘Stena Renewable Energy’’ in the year ended December 31, 2006.

Direct operating expenses

Total direct operating expenses increased SEK 825 million, or 6%, in the year ended December 31, 2007 to SEK 14,372 million from SEK 13,547 million in the year ended December 31, 2006, mainly as a result of increased operating expenses in all operations except for shipping operations and the property business.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 412 million, or 6%, in the year ended December 31, 2007 to SEK 6,811 million from SEK 6,399 million in the year ended December 31, 2006, mainly due to increased expenses for bunker, personnel and port operations. Direct operating expenses for ferry operations for the year ended December 31, 2007 was 69% of revenues, as compared to 68% for the year ended December 31, 2006.

Offshore Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 285 million, or 20%, in the year ended December 31, 2007 to SEK 1,728 million from SEK 1,443 million in the year ended December 31, 2006. The increase is mainly due to increased personnel expenses for the rigs and external charter hire expenses and a drydock provision for the rig Stena Dee, together with personnel training costs for the DrillMAX drillships, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses from drilling operations for the year ended December 31, 2007 were 45% of drilling revenues as compared to 48% for the year ended December 31, 2006.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 263 million, or 8%, in the year ended December 31, 2007 to SEK 3,174 million from SEK 3,437 million in the year ended December 31, 2006.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased SEK 34 million, or 22%, in the year ended December 31, 2007 to SEK 187 million from SEK 153 million in the year ended December 31, 2006, mainly due to the delivery of the newbuilt RoPax vessel Borja in May 2007 and charter hire costs for the RoRo vessel Mont Ventoux, which was sold and chartered back in August 2007, partly offset by the sale of the RoPax vessel Svealand and the redelivery of Vasaland in April 2006, respectively. Direct operating expenses for Roll-on/Roll-off vessels for the year ended December 31, 2007 were 45% of revenues as compared to 41% for the year ended December 31, 2006.

Direct operating expenses associated with crude oil tankers decreased SEK 296 million, or 9%, in the year ended December 31, 2007 to SEK 2,980 million from SEK 3,276 million, mainly due to the weakening of the US dollar with respect to the SEK, partly offset by increased costs for bunker fuel. Direct operating expenses for crude oil operations for the year ended December 31, 2007 were 91% of revenues, as compared to 87% for the year ended December 31, 2006. Direct operating expenses for crude oil tankers include time-charter costs, which are fixed for periods between 6 months and up to 10 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations decreased SEK 2 million in the year ended December 31, 2007 to SEK 884 million from SEK 886 million in the year ended December 31, 2006, mainly related to increased maintenance costs, partly offset by lower energy costs due to warmer weather. Total direct operating expenses from property operations in the year ended December 31, 2007 were 44% of property revenues, as compared to 45% for the year ended December 31, 2006.

New Businesses Adactum.    Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations increased SEK 380 million, or 28%, in the year ended December 31, 2007 to SEK 1,756 million from SEK 1,376 million in the year ended December 31, 2006, mainly due to increased business activity in all subsidiaries. Of the total operating expenses in the year ended December 31, 2007, SEK 874 million were related to Blomsterlandet, SEK 872 million to Envac and SEK 1 million to Stena Renewable Energy as compared to SEK 761 million related to Blomsterlandet and SEK 615 million to Envac in the year ended December 31, 2006. Direct operating expenses for Adactum operations for the year ended December 31, 2007 were 83% of revenues, as compared to 81% for the year ended December 31, 2006.

Selling and administrative expenses

Selling and administrative expenses increased SEK 50 million, or 2%, in the year ended December 31, 2007 to SEK 2,177 million from SEK 2,127 million in the year ended December 31, 2006, mainly due to increased personnel costs, together with increased consultancy costs, partly offset by costs referring to the acquisition bid of the German/Danish Company Scandlines made in 2006. Total selling and administrative expenses in the year ended December 31, 2007 were 10% of total revenues, as compared to 9% for the year ended December 31, 2006.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 931 million, or 35%, in the year ended December 31, 2007 to SEK 1,703 million from SEK 2,634 million in the year ended December 31, 2006, mainly due to the write-down of SEK 710 million of the HSS vessels made in 2006, offset in part by depreciation for new vessels delivered. Depreciation and amortization charges also decreased as a result of the sale of the drilling rig Stena Dee and an extension of the useful life of the drilling rig Stena Don of five years as of January 1, 2007. The weakening of the US dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs that are denominated in US dollars, together with the sales of tankers and RoPax vessels also contributed to the decrease of depreciation and amortization charges.

Share of affiliated companies’ results

Share of affiliated companies´ results in the year ended December 31, 2007 refer to the Company’s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv International AB (publ), Gunnebo AB (publ) and MediaTec. Share of affiliated companies’ results in the year ended December 31, 2006 refer to the Company’s portion of the results of Midelfart Sonesson AB (publ) and Ballingslöv International AB (publ) As of December 31, 2007, the Company’s ownership of Midelfart Sonesson AB (publ) had decreased to 22.4% and the ownership in Ballingslöv International AB (publ) had increased to 28.6%. As of December 31, 2006, the ownership of these companies was 22.7% and 25.0%, respectively.

In the year ended December 31, 2007, Adactum increased its ownership in the listed company Gunnebo AB (publ.) to 24.9%. As of December 31, 2006, the ownership of this company was 18.5%. As of May 22, 2007, the investment in Gunnebo AB (publ) has been reclassified as an affiliated company.

In June 2007, Adactum acquired a 45% interest in MediaTec for at total investment of SEK 338 million. The investment in MediaTec is accounted for as an affiliated company.

Financial income and expense, net

Financial income and expense, net increased by SEK 92 million in the year ended December 31, 2006 to SEK 208 million from SEK 116 million in the year ended December 31, 2005.

Net gain (loss) on securities in the year ended December 31, 2007 was SEK 950 million, of which SEK 656 million related to realized gains on marketable debt and equity securities and SEK 294 million related to unrealized gains and losses. Net gain (loss) on securities in the year ended December 31, 2006, was SEK 982 million, of which SEK 532 million related to realized gains on marketable debt and equity securities and SEK 450 million related to unrealized gains and losses.

Interest income in the year ended December 31, 2007 increased SEK 181 million to SEK 919 million from SEK 738 million in the year ended December 31, 2006, mainly related to increased interest income in our investments in VIEs and higher liquidity during the year.

Interest expense for the year ended December 31, 2007 increased SEK 21 million to SEK (1,670) million from SEK (1,649) million for the year ended December 31, 2006. This includes interest expense for the debt in VIEs, which increased SEK 74 million to SEK (416) million from SEK (342) million, partly as a result of the investment in the VIEs. Other interest expense decreased SEK 53 million to SEK (1,254) million from SEK (1,307) million.

During the year ended December 31, 2007, foreign exchange gains (losses), net amounted to SEK 28 million, of which gains of SEK 13 million from currency trading and gains of SEK 15 million from translation differences. In the year ended December 31, 2006, foreign exchange gains (losses), net amounted to SEK 110 million, of which gains of SEK 7 million from currency trading and gains of SEK 103 million from translation differences.

Other financial income (expense) of SEK (230) million for the year ended December 31, 2007 includes expenses of SEK (97) million for the repurchase of the Senior Notes due 2012 and

SEK (59) million related to amortization of the deferred financing charges for our Senior Notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (167) million for the year ended December 31, 2006 includes SEK (45) million related to amortization of deferred finance charges.

Income taxes

Income taxes for the year ended December 31, 2007 were SEK (490) million, consisting of current taxes of SEK (151) million and deferred taxes of SEK (339) million. The effective tax rate in 2007 was approximately 13%. Income taxes for the year ended December 31, 2006 were SEK (368) million, consisting of current taxes of SEK (299) million and deferred taxes of SEK (69) million. The effective tax rate in 2006 was approximately 8%.The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

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

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 368 million, or 4%, in the year ended December 31, 2006 to SEK 9,413 million from SEK 9,045 million in the year ended December 31, 2005, mainly due to increased volumes in the freight business activity, partly offset by decreased volumes in passengers, cars and onboard sales.

Offshore Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 1,156 million, or 62%, in the year ended December 31, 2006 to SEK 3,027 million from SEK 1,871 million in the year ended December 31, 2005, mainly due to new contracts at higher day rates for Stena Tay and Stena Clyde, as well as higher utilization rates across the fleet. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

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

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 85 million, or 19%, in the year ended December 31, 2006, to SEK 373 million from SEK 458 million in the year ended December 31, 2005, mainly due to the sale of the RoPax vessels Pride of Aquitaine in October 2005, Svealand in April 2006, and the redelivery of Vasaland in April 2006, partly offset by higher charter hire received for Stena Challenger and Mont Ventoux.

Revenues from crude oil tankers decreased SEK 40 million, or 1%, to SEK 3,764 million in the year ended December 31, 2006, from SEK 3,804 million in the year ended December 31, 2005. In the year ended December 31, 2006, 42 tankers were operated (chartered or owned), compared to 39 tankers in the year ended December 31, 2005.

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

New Businesses Adactum.    Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 409 million, or 32%, in the year ended December 31, 2006 to SEK 1,692 million from SEK 1,283 million, in the year ended December 31, 2005, mainly due to increased business activities in all subsidiaries. Of the total revenues in the year ended December 31, 2006, SEK 836 million were related to Blomsterlandet, SEK 853 million to Envac and SEK 3 million to Stena Renewable Energy, as compared to SEK 747 million related to Blomsterlandet and SEK 523 million to Envac in the year ended December 31, 2005.

Direct operating expenses

Total direct operating expenses increased SEK 916 million, or 7%, in the year ended December 31, 2006 to SEK 13,547 million from SEK 12,631 million in the year ended December 31, 2005, as a result of increased operating expenses in all operations except for the Ferry Operations and the RoRo business.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 166 million, or 3%, in the year ended December 31, 2006 to SEK 6,399 million from SEK 6,565 million in the year ended December 31, 2005, mainly due to decreased personnel related costs. The decrease is also due to a an impairment charge related to the HSS vessels of SEK 55 million, recorded in the year ended December 2005. Direct operating expenses for ferry operations for the year ended December 31, 2006 were 68% of revenues, as compared to 73% for the year ended December 31, 2005.

Offshore Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 331 million, or 30%, in the year ended December 31, 2006 to SEK 1,443 million from SEK 1,112 million in the year ended December 31, 2005. The increase is mainly due to higher expenses for Stena Tay and Stena Clyde, related to their new contracts in the US Gulf of Mexico,

Nigeria and Australia, respectively. Direct operating expenses from drilling operations for the year ended December 31, 2006, were 48% of drilling revenues, as compared to 59% for the year ended December 31, 2005.

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

New Businesses Adactum.    Direct operating expenses for Adactum consists of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations increased SEK 302 million, or 28%, in the year ended December 31, 2006 to SEK 1,376 million from SEK 1,074 in the year ended December 31, 2005, mainly due to increased business activity in all subsidiaries. Of the total operating expenses in the year ended December 31, 2006, SEK 761 million were related to Blomsterlandet, SEK 615 million to Envac, as compared to SEK 693 million related to Blomsterlandet and SEK 375 million to Envac in the year ended December 31, 2005.

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

Share of affiliated companies’ results

Share of affiliated companies’ results in the year ended December 31, 2006 and December 31, 2005 refers to our portion of the results of Midelfart Sonesson AB (publ) and Ballingslöv International AB (publ).

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

As of December 31, 2007, we had total cash and marketable securities of SEK 11,562 million as compared with SEK 9,148 million as of December 31, 2006.

Cash flows provided by operating activities increased to SEK 4,586 million in 2007 from SEK 3,579 million in 2006. Cash flows used in investing activities in 2007 amounted to SEK (12,862) million, including capital expenditure of SEK (8,315) million. Cash flows used in investing activities in 2006 amounted to SEK (7,299) million, including capital expenditure of SEK (8,148) million. Cash flows provided by financing activities in 2007 amounted to SEK 7,654 million as compared with SEK 1,092 million in 2006.

Total interest bearing debt as of December 31, 2007, was SEK 32,793 million, excluding the debt in the VIEs, as compared with SEK 24,469 million at December 31, 2006. Interest bearing debt in the VIEs as of December 31, 2007 was SEK 8,021 million, as compared with SEK 6,302 million at December 31, 2006. Total debt increased partly due to the strengthening of the closing rate of the SEK against the US dollar, but also due to the increased investments. As of December 31, 2007, $574 million was utilized under the $1 billion revolving credit facility plus $21 million used for issuing of bank guarantees and letters of credit. As of December 31, 2006, $386 million was outstanding under this facility plus $16 million used for issuing of bank guarantees and letters of credit. In 2007, Stena Royal, a subsidiary in the unrestricted group, entered into a new revolving credit facility of $350 million, of which $109 million was utilized as of December 31, 2007. See Description of other indebtedness for further description of our credit facilities.

Our remaining capital expenditure commitment for newbuildings on order as of December 31, 2007, was SEK 8,453 million ($1,309 million), of which SEK 2,977 million ($461 million) is due within the next twelve months, SEK 2,188 million ($339 million) is due during 2009 and SEK 3,287 million ($509 million) is due in 2010 and thereafter. We plan to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, the existing revolving credit facilities, capital lease agreements, new bank loans or other financing arrangements; financing for 58% of the unpaid balance has already been arranged.

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

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2007 were as follows:

	Payments due by period
	Total	Less than one year	1-3 years	4-5 years	More than 5 years	Not specified
	(SEK million)
Long-term debt, including current maturities	30,332	1,379	1,421	1,718	20,547	5,267
Debt in VIEs	8,021		721	3,176	4,124
Capital leases	2,461	350	711	394	1,006
Operating leases	9,668	2,616	2,630	1,453	2,969
Purchase obligations	8,453	2,977	5,010	466
Other non-current liabilities	886		755	12	119
Total	59,821	7,322	11,248	7,219	28,765	5,267

Our commercial commitments are listed in Note 25 of our Consolidated Financial Statements and relate mainly to purchase obligations for newbuildings.

Off Balance Sheet Arrangements

One of our subsidiaries and TeeKay have each guaranteed the performance of the obligations of one of the Stena/TeeKay joint ventures under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and TeeKay have also guaranteed the repayment by the other Stena/TeeKay joint ventures of loans from a group of banks. Our liability under these loans is limited to 50% of the amount outstanding under the loan agreements, including interest, charges, expenses and damages. As of December 31, 2007, the outstanding total loan amounts were $230 million.

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

The preparation of our Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. The accounting principles applied by us that are deemed to be critical are discussed below.

Vessels lives.    Our vessels represent our most significant assets and we state them at cost less accumulated depreciation. Depreciation of vessels, which includes depreciation of vessels under capital leases, is computed using the straight-line method over estimated service lives of 10 to 25 years. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of long-lived assets.    We review long lived assets used in our business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value if the decline is deemed to be permanent. We estimate fair value based on independent appraisals, sales price negotiations, active markets, if available, and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Financial instruments.    Under Swedish GAAP, we apply hedge accounting for all transactions that are economically hedged. Such transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates and currencies, such that our exposure to changes in net values of such transactions due to movements in interest or exchange rates is hedged. Under US GAAP, our hedging relationships do not qualify for hedge accounting. Therefore, the application of US GAAP increases the volatility of reported earnings.

The fair market values for our derivative financial instruments are generally determined based on quoted market prices or market quotes for the same or similar financial instruments.

Recent US GAAP accounting pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No 157 are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007. We are currently assessing what the impact of the adoption of SFAS No. 157 will be on our financial position and results of operations.

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS No. 158. Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The Company has not yet adopted the measurement date provisions which are not effective until fiscal year 2008. The Company does not anticipate a material effect on its financial statements as a result of adoption of the measurement date provisions of SFAS No. 158.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The fair value option established by SFAS No. 159 permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently assessing what the impact of the adoption of SFAS No. 159 will be on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combination. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. We are still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS No. 161 expands the current disclosure framework in SFAS No. 133. SFAS No. 161 is effective prospectively for periods beginning on or after November 15, 2008.

Reconciliation of Swedish GAAP to US GAAP.

The differences in net income and shareholders’ equity between Swedish GAAP and US GAAP result primarily from differing accounting treatments for disposal of assets, depreciation of properties, investments in securities, financial instruments, purchase accounting, pensions and other items. See Note 31 of the notes to our Consolidated Financial Statements for a reconciliation of net income and shareholders’ equity from Swedish GAAP to US GAAP and a discussion of such differences.

Net income determined in accordance with US GAAP would have been SEK 1,990 million for the year ended December 31, 2005, SEK 2,979 million for the year ended December 31, 2006 and SEK 3,342 million for the year ended December 31, 2007, as compared to SEK 2,268 million, SEK 4,339 million and SEK 3,389 million of net income determined under Swedish GAAP for the years ended December 31, 2005, 2006 and 2007, respectively.

Shareholders’ equity determined in accordance with US GAAP would have been SEK 17,465 million and SEK 20,475 million at December 31, 2006 and 2007, respectively. Under Swedish GAAP, shareholders’ equity was SEK 18,587 and SEK 21,306 million at December 31, 2006 and 2007, respectively.

Reporting in accordance with IFRS as of 2008

The Company’s financial reporting is up to 2007 prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Effective from January 1, 2008, Stena will prepare the financial reports in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) as endorsed by the EU and issued by the International Accounting Standards Board (IASB).

Effective as of January 1, 2008, the parent company will prepare its financial reports in accordance with RFR 2, Accounting for legal entities. Due to the nature of the Company’s operations, the transition will not have any significant impact.

Stena has since 1995 issued Senior Notes in the United States and in connection therewith is required to file an annual report on Form 20-F with the SEC. In accordance with the Swedish and American rules, companies that change the accounting principles into IFRS have to report one comparative year. This means that the opening balance is January 1, 2007.

The below presentation is focused on the areas where Stena’s current accounting principles are expected to be affected by the implementation of IFRS. The most significant areas are further explained in the opening balance as of January 1, 2007 and the restatement of balance sheet and income statement for the year ended 2007.

Restatements and transition effects, First-time adoption of International Financial Reporting Standards (IFRS 1)

In accordance with IFRS’s transitions rules (IFRS 1), restatement of previous periods have been made. The general rule is that restatement of the financial reporting for the periods after the transition date should be made as if IFRS had been applied historically. There are, however, certain exemptions from the general rule of which Stena has chosen. These exemptions are further described in the accounting principles;

•	Non-amortization of intangible assets with indefinite useful lives

•	Post employee benefits

•	Cumulative translation differences

Significant changes in accounting principles which has an impact on the Company’s financial reports

Minority interests

In accordance with IAS 27, minority interests are presented as a separate component of shareholders’ equity and is included in the net income of the year in the income statement.

Non-amortization of intangible assets with indefinite useful lives

According to Swedish GAAP, all intangible assets have been amortized over their estimated useful lives. In accordance with IFRS, intangible assets which considered to have indefinite useful lives should not be amortized. These kind of assets are tested annually for impairment. The Company has chosen not to apply IFRS 3, Business Combinations retrospectively according to the IFRS transition rules. The Company has decided that intangible assets with indefinite useful lives should include only goodwill which is why amortization charged to the income statement under Swedish GAAP for the period January 1, 2007 and for the year 2007 are reversed and added back to the carrying value of goodwill.

Post Employee benefits

In accordance with IFRS 1 transition rules actuarial gains and losses arising prior to January 1, 2007 could be set to zero and charged to equity in the opening balance. The Company has applied this rule to all pension plans in the group in the opening balance as of January 1, 2007.

Financial Instruments

In accordance with the Swedish Annual Accounts Act, it is possible to account for financial instruments at fair value and there are only a few adjustments which are made in accordance with IFRS. The bunker fuel hedges have previously not been accounted for in accordance with Swedish GAAP, i.e., they have been treated as off-balance items. The Company applies hedge accounting for these contracts which is why these are accounted for in the equity accounts according to IFRS. For foreign exchange hedges as well as interests rate swaps contracts, hedge accounting is not applied which is why these results are reported through Income Statement according to IFRS.

Properties

At the date of transition to IFRS, properties are accounted for at fair value in accordance with IAS 40, Investment Properties, fair value adjustments are reported as other income and expenses and repair and maintenance cost in according to plan should be reversed and reported as capitalized expenses. No depreciation is made on properties. The properties are tested annually for impairment. Depreciation for the period January 1, 2007 and for the year 2007 has been added back to the carrying value. Impairment tests have been made as of January 1, 2007 and December 31, 2007.

Net gain sale of assets

Sale of assets is not the core business which is why this sale is reported net as other income in accordance with IAS 18, Revenues.

Cumulative translation differences

IFRS 1 provides an option as to treat the effects of Changes in Foreign Exchange Rates. A first time adopter can set the cumulative translation difference to zero for foreign operations and this option has been applied by the Company for the opening balance January 1, 2007.

Definition of liquid funds in the consolidated cash flow statements

The definition of liquid funds in the Company’s consolidated cash flow statements is identical to the definition in IAS 7, Cash flow statements. Liquid funds consist of cash, bank assets and short term investments which can be converted to cash within 90 days.

Consolidated Balance Sheet SEK (in millions)	Note	Swedish GAAP Jan1, 2007	IFRS adjustment	IFRS	Swedish GAAP Dec 31, 2007	IFRS adjustment	IFRS
Assets
Intangible assets	a	688	41	729	620	41	661
Vessels, buildings and equipment	b	18,058	95	18,153	23,245	102	23,347
Property	c, k	16,453	4,872	21,325	16,995	5,560	22,555
Investments in affiliated companies		397		397	1,403		1,403
Investments in VIE’s		7,341		7,341	9,251		9,251
Marketable securities		5,802		5,802	7,674		7,674
Other non current assets	d, g, h	3,520	815	4,335	5,474	(39)	5,435
Total fixed assets		52,259	5,823	58,082	64,662	5,664	70,326
Inventories		317		317	418		418
Trade debtors		2,007		2,007	2,670		2,670
Other receivables	d, g	1,617	(72)	1,545	2,444	753	3,197
Prepaid expenses and accrued income	b	871	(95)	776	1,098	(102)	996
Total short-term receivables		4,812	(167)	4,645	6,630	651	7,281
Short-term investments		2,462		2,462	3,180		3,180
Cash and cash equivalents		884		884	708		708
Total assets		60,417	5,656	66,073	75,180	6,315	81,495
Shareholders’ equity and liabilities
Share Capital		5		5	5		5
Restricted reserves		842		842	716		716
Retained earnings		13,401	4,371	17,772	17,196	3,964	21,160
Net income		4,339		4,339	3,389	464	3,853
Minority interest	f	162		162	171		171
Total shareholders’ equity	e	18,749	4,371	23,120	21,477	4,428	25,905
Non-current liabilities
Long-term debt		18,427		18,427	23,335		23,335
Debt in VIE’s		6,302		6,302	8,021		8,021
Senior Notes	g	2,905	(17)	2,888	6,012	(39)	5,973
Capitalized lease obligations		1,246		1,246	2,307		2,307
Other noncurrent liabilities		932		932	886		886
Provisions for Pension	h	2,205	(391)	1,814	1,886	(391)	1,495
Other provisions		1,668		1,668	2,713		2,713
Deferred income taxes	i	1,709	1,706	3,415	2,219	2,340	4,559
Total noncurrent liabilities		35,394	1,298	36,692	47,379	1,910	49,289
Short-term debt	g	642		642	985	(23)	962
Senior Notes	g	1,211	(13)	1,198
Capitalized lease obligations		38		38	154		154
Trade accounts payable		1,036		1,036	1,113		1,113
Income tax payable		166		166	116		116
Other		424		424	599		599
Accrued costs and prepaid income		2,757		2,757	3,357		3,357
Total current liabilities		6,274	(13)	6,261	6,324	(23)	6,301
Total liabilities		41,668	1,285	42,953	53,703	1,887	55,590
Total shareholders’ equity and liabilities		60,417	5,656	66,073	75,180	6,315	81,495

Consolidated Income Statement SEK (in millions)	Note	Swedish Dec 31, 2007	Adjustments	IFRS
Revenues	j	22,005	(350)	21,655
Other income	c, j	48	806	854
Total direct operating expenses	k	(15,820)	100	(15,720)
Selling and administration expenses	a, l	(2,363)	216	(2,147)
Other operating expenses		(117)		(117)
Share of affiliated companies’ results		(61)		(61)
Income from operations		3,692	772	4,464
Gain (loss) on securities, net		1,141		1,141
Interest income		945		945
Interest expense	m	(1,878)	(145)	(2,023)
Total financial income and expenses		208	(145)	63
Minority interest		(21)		(21)
Income before taxes		3,879	627	4,506
Income taxes		(490)	(163)	(653)
Net income		3,389	464	3,853
Notes:
a	In accordance with IFRS 3, Business Combinations, intangible assets are divided in two categories; those with definite useful life and those with indefinite useful life. Goodwill is, in accordance with IAS 38, (Intangible Assets), an asset with indefinite useful life which is why goodwill is not amortized. Goodwill is tested annually for impairment. The restatements and transition effects attributable to this accounting change therefore result in the reversal of goodwill amortization charged to the income statement for the period January 1, 2007 to December 31, 2007. Amortization of goodwill was, as of January 1, 2007, SEK 41 million and for December 31, 2007, SEK 41 million which has been reversed and has increased the carrying amount.
b	Adjustments of capitalized expenses related to periodic repair and maintenance of vessels and rigs, i.e, dry-docking. These expenses have been capitalized during different periods and, therefore, there is an adjustment between prepaid expenses and fixed assets, vessels.
c	Properties are reported at fair value from date of transition January 1, 2008. In accordance with current accounting principles, properties have been reported at net book value and the effects attributable to this accounting change is, as of January 1, 2007, SEK 4,872 million and for December 31, 2007, SEK 5,560 million. The changes in fair value are reported as other income and the impact during 2007 is SEK 456 million.
d	At the date of transition to IFRS, the bunker fuel hedges have been reported at fair value and the total impact is SEK 771 million as of January 1, 2007 and SEK 776 million for December 31, 2007.
e	Reconciliation of shareholders’ equity

Specification of changes in equity, net after tax, according to IFRS

Consolidated Group SEK (in millions)	Jan 1, 2007	Dec 31, 2007
Goodwill	41	41
Pensions	274	274
Bunker fuel hedge	579	582
Property at fair value	3,473	3,567
Other financial instruments	4
Interest hedges		(36)
Total adjustments on shareholders’ equity	4,371	4,428
f	In accordance with Swedish GAAP, the minority interests are reported after shareholders’ equity, but in accordance with IFRS the minority is a component of the shareholder’s equity.
g	Adjustment regarding capitalized borrowing costs which, in accordance with IAS 23, Borrowing Costs, should be reported together with the loan to which it relates.
h	Adjustment of defined benefit plans, which means that actuarial gains and losses could be set to zero in the opening balance as of January 1, 2007. This principle is applied on all defined benefit plans.

i	Specification of deferred taxes

The impact on deferred taxes according to IFRS. The effective tax rate is on average 28%.

Consolidated Group SEK (in millions)	Jan 1, 2007	Dec 31, 2007
Pensions	117	117
Bunker fuel hedge	193	194
Property at fair value	1,399	1,993
Other financial instruments	(3)
Interest hedges		36
	1,706	2,340
j	Adjustment regarding sale of fixed assets between revenues and other income as of December 31, 2007. The sale of fixed assets are vessels SEK 253 million and properties SEK 97 million.
k	Adjustment in accordance with IAS 40 regarding capitalization of repair and maintenance costs in according to plan.
l	Reversal of amortization and depreciation related to goodwill and properties.
m	Hedge accounting is not applied for foreign exchange and interest hedges which is why these are reported through the income statement.

Item 6.    Directors, Senior Management and Employees

Under the Swedish Companies Act of 2005, our board of directors has ultimate responsibility for our organization and the management of our affairs. Our Articles of Association provide for a board of directors elected by our shareholders of not fewer than three nor more than nine directors and not more than three deputy directors. Swedish law provides for the appointment of additional directors by the unions representing our employees. All directors, other than union appointees, are elected by resolution of a general meeting of shareholders. The term of office of a director is one year, but a director may serve any number of consecutive terms. Directors may be removed from office by a general meeting of shareholders at any time, and vacancies on the board, except when filled by a deputy director, may only be filled by shareholder resolution. Each year, one director is elected chairman of the board by resolution of a meeting of the board of directors. Deputy directors may attend the board meetings, but may only vote in place of a director who is absent.

The following table sets forth the name, year of birth and position of each of our directors and executive officers as of March 31, 2008.

Name	Year born	Title
Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director(1)
Svante Carlsson	1948	Executive Vice President and Director
Jan Carlstein	1938	Director
Bengt Olof Eriksson	1937	Director
Anne-Marie Pouteaux	1951	Director
Jörgen Lorén	1961	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Anna-Lena Myhr	1944	Deputy Director (Employee Representative)
(1)	For details of Mr. Dan Sten Olsson’s share ownership, see ‘‘Item 7. Major Shareholders and Related Party Transactions.’’

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed chairman of the board of Stena AB in 2000. Mr. Jeansson also serves as a director on the board of Stena Metall. Mr. Jeansson is chairman of the boards of

BIL Sweden and the Volvo Pensionsstiftelse and chairman of Sixth Swedish National Pension Fund. He also serves as director of Volvo Lastvagnar AB, Volvo Construction Equipment, Svenskt Naringsliv and Orkla ASA.

Dan Sten Olsson has served as chief executive officer and a director of Stena AB since 1983. Mr. Olsson also serves as member or chairman of the board of a majority of the significant companies in the Stena Sphere. Mr. Olsson is also Chairman of the Board of the Swedish Ship Owner’s Association. Mr. Olsson has been employed by Stena AB since 1972.

Svante Carlsson has served as chief financial officer from 1984 to December 31, 2007, Executive Vice President of Stena AB since 1989 and a director of Stena AB since 1984. Mr. Carlsson also serves as a member of the board of directors of many other companies in the Stena Sphere. He has been employed by Stena AB since 1975. Mr. Carlsson resigned as chief financial officer of Stena AB on December 31, 2007. He remains as Executive Vice President and holds the position of Head of Strategy.

Jan Carlstein has served as a director of Stena AB since 1999 and Managing Director of Stena Metall from 1975 to August 31, 1999. Mr. Carlstein also serves as a member of the board of directors of Stena Metall.

Bengt Olof Eriksson has served as a director of Stena AB since 1997 and served as Managing Director of Stena Fastigheter, a subsidiary of Stena AB, from 1981 to 1997. Mr. Eriksson also served as a member of the board of directors of Stena Fastigheter from 1997 to 2006.

Anne-Marie Pouteaux has served as a director of Stena AB since February 2008. Mrs. Pouteaux is a partner of Wistrand Advokatbyra Göteborg KB and is also a member of the board of directors of Stena Bulk AB.

Jörgen Lorén has served as a director of Stena AB, representing Stena AB employees affiliated with the Swedish Ship Officers’ Association, since 2006. Mr. Lorén is a Master Mariner and has been employed in our ferry operations since 1985.

Jens Ole Hansen has served as a director of Stena AB, representing Stena AB employees affiliated with the Swedish Seamen’s Union, since 1992. Mr. Hansen is a boatswain and has been employed in our ferry operations since 1974.

Anna-Lena Myhr has served as a deputy director of Stena AB, representing Stena AB employees affiliated with the Swedish Union of Commercial Employees, since 1999. Ms. Myhr is a salary clerk and has been employed in our ferry operations since 1973.

Other Key Employees

Christel Armstrong Darvik (born 1953) has served as Managing Director of Stena Fastigheter AB since October 1, 2006. She is a member of the board of directors of Specialfastigheter Sverige AB. Mrs. Armstrong Darvik has been employed in the Stena Sphere since 2006.

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

Peter Claesson (born 1965) has served as Director of Finance of Stena AB since January 1, 2008. Mr. Claesson was recruited from Trelleborg Group, where he was employed for 15 years, the last year of which he was part of the group management as head of Group Treasury. Mr. Claesson serves on the board of directors of many of our companies. Mr. Claesson has been employed in the Stena Sphere since 2008.

Claes Davidsson (born 1950) has served as Director of Ship Management and HR since 2003. Mr. Davidsson also serves as chairman of NMM in Glasgow, Scotland and of Austen Maritime PTE Ltd., Singapore. Mr. Davidsson has been employed in the Stena Sphere since 1983.

Staffan Hultgren (born 1961) has served as Director of Business Administration and principal financial officer since January 1, 2008. Previously, he served as chief controller of Stena AB. Mr. Hultgren also serves on the boards of directors of many of our companies. Mr. Hultgren has been employed in the Stena Sphere since 2004.

Kenneth MacLeod (born 1943) has served as Managing Director of NMM since 1991. Mr. MacLeod also serves as a member of the board of directors of several of our companies. Mr. MacLeod has been employed in the Stena Sphere since 1983.

Harry Robertsson (born 1956) has served as Technical Director of Stena Rederi since 1999. Mr. Robertsson is a Naval Architect M.Sc. and has worked in the technical department of Stena Rederi since 1996. From 1984 to 1996 he held positions in a shipyard and in marine consultancy firms.

Ulf Ryder (born 1952) has served as Managing Director of Stena Bulk since 1983 and as a director of Stena Bulk since 1982. Mr. Ryder also serves as a member of the board of directors of NMM. Mr. Ryder has been employed in the Stena Sphere since 1982. In 2006 Mr. Ryder was appointed deputy managing director of Stena Rederi.

Christer Schoug (born 1956) has served as shipping coordinator in Stena Rederi since 2005 and since 2006 as director and Managing Director of Stena RoRo AB and deputy managing director of Stena Rederi. Mr. Schoug also serves as vice chairman of NMM in Glasgow, Scotland. Mr. Schoug has been employed in the Stena Sphere since 1995.

Martin Svalstedt (born 1963) has served as Managing Director of Adactum since 2002. Mr. Svalstedt also serves as chairman of Ballingslöv International AB (publ), Envac, Gunnebo AB (publ), S-Invest Trading AB and Stena Renewable AB and as board member in Midelfart Sonesson AB (publ), Mediatec, SentoClone AB, Gislaved Folie AB and Adactum.

Tom Welo (born 1947) has served as Managing Director of Stena Drilling Ltd. since 1995. Mr. Welo has a Master of Science in Naval Architecture and Marine Engineering.

Compensation of Directors

For the year ended December 31, 2007, the aggregate compensation paid by the Stena AB to its directors (a total of nine persons) amounted to approximately SEK 13 million. For the year ended December 31, 2006, the aggregate compensation paid by the Stena AB to its directors amounted to approximately SEK 12 million.

Audit Committee

Following a decision by the board on December 20, 2006, we established an audit committee. At the same time, the board approved the charter for the audit committee.

Lennart Jeansson (chairman of the board of Stena AB), Jan Carlstein (member of the board of Stena AB), Staffan Hultgren (director of Business Administration for Stena AB) and Anne-Marie Pouteaux (outside counsel to the Company and member of the board of Stena AB) are members of the audit committee. Mr. Lennart Jeansson acts as chairman of the audit committee.

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

The audit committee is appointed by and can be removed by the board of directors and shall have at least three meetings per year.

Employees

The chart below sets forth the average number of employees in each of our principal business areas for the three years ended December 31, 2007.

	2005	2006	2007
Ferry operations	5,540	5,564	5,710
Drilling	649	665	755
Shipping	569	626	738
Property operations	264	283	261
New businesses Adactum	592	833	968
Other	64	74	87
Total	7,678	8,045	8,519
In addition to the employees referred to above, NMM employed 4,842 persons in 2007 in external ship management services, as compared to 4,475 persons in 2006 and 4,172 persons in 2005.

We have good relations with our work force and the labor unions representing our employees.

Options

No options exist to purchase securities from us.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of March 31, 2008:

Name of beneficial owner	Number of shares	Percentage ownership
Dan Sten Olsson	25,500	51.0%
Madeleine Olsson Eriksson	12,250	24.5%
Stefan Sten Olsson Holding Ltd	12,250	24.5%

The holders listed above have sole voting and investment power over the shares beneficially owned by them. Dan Sten Olsson and Madeleine Olsson Eriksson are brother and sister. Stefan Sten Olsson Holding Ltd. is a company incorporated in the British Virgin Islands whose sole shareholder is the Stena Trust. The settlor and sole beneficiary of the Stena Trust is Mr. Stefan Sten Olsson. Stefan Sten Olsson is the  brother of Dan Sten Olsson and Madeleine Olsson Eriksson.

Dan Sten Olsson is the only officer or director of Stena AB who owns any voting shares of Stena AB. All shares of Stena AB have the same voting rights.

Our Articles of Association contain a restriction on the transfer of our shares. Pursuant to the articles, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and his wife Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993 or lineal descendants of Sten A. Olsson and Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the Articles of Association, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision. In addition, under the Swedish Companies Act, shareholder resolutions in the ordinary course of business require the vote of a majority of shares voting thereon, and extraordinary items (including amendments to the Articles of Association other than the amendment to the put option described above) require support by shareholders holding at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the shareholders meeting. Holders of at least 10% of the outstanding shares have the right to require us to pay dividends within certain statutory parameters.

Related Party Transactions

We have entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Sessan and Stena Metall and their subsidiaries. Another significant company within the Stena Sphere is Concordia which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk AB , a wholly owned subsidiary of the Company, are parties to an allocation agreement (the ‘‘Allocation Agreement’’) pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No agreements were made in 2006 or 2007.

We provide certain services to Concordia such as administration, marketing, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia’s personnel and certain financial and other services. We earned fees equal to SEK 13 million, SEK 25 million and SEK 22 million in 2005, 2006 and 2007, respectively, for these services.

Sessan

Since June 1999, we have served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. We earned total fees of SEK 1 million in each of the years 2005, 2006 and 2007 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing credit facility from us. As of December 31, 2007, DKK 219 million was outstanding under this facility, as compared to DKK 213 million as of December 31, 2006.

In December 2002, we sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from us in 1996. The vessel is chartered back as an operating lease, for which we paid charterhire of SEK 61 million for the year 2005 and SEK 59 million for each of the years 2006 and 2007.

Sessan has invested in shares in the Swedish company Meda AB (‘‘Meda’’). In 2005, a new share issue in Meda was guaranteed by us. In connection with the new issue, we purchased shares in Meda. Sessan had the option to buy these shares at a price of 10% above the price paid by us. This option was exercised during 2006.

In 2003, we granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company. During 2006, we acquired shares in Ballingslöv International AB (publ) at a market value of SEK 35 million from Sessan. At the same time the loan of SEK 10 million was repaid.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 1,127 million, SEK 1,840 million and SEK 1,781 million in 2005, 2006 and 2007, respectively.

We paid charterhire for vessels to Stena Metall at an amount of SEK 63 million for each of the years 2005 and 2006 and of SEK 89 million for 2007.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2005, 2006 and 2007 for these services.

During 2007, two vessels, Stena Carrier and Mont Ventoux, were sold to Stena Metall at market value and chartered back as operational leases.

Olsson Family

We rent office space from members of the Olsson family. In 2005, 2006 and 2007, we paid SEK 29 million, SEK 32 million and SEK 40 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In 2005, 2006 and 2007, members of the Olsson family paid us SEK 13 million, SEK 12 million and SEK 12 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In 2005, the Company sold a property to the Olsson family for SEK 96 million. The sale was made at market price.

In 2006, we acquired shares in Gunnebo AB (publ) and Gunnebo Industrier AB (publ) at a market value of SEK 18 million from the Olsson family.

Item 8.    Financial Information

Consolidated Financial Statements

See ‘‘Item 18. Financial Statements’’ and pages F-1 through F-[•].

Legal Proceedings

In August 2007, Transocean Offshore Deepwater Drilling Inc. (‘‘Transocean’’) brought suit against Stena Drilling Limited in the United States District Court for the Southern District of Texas (‘‘the Texas Action’’). Transocean alleges that we have infringed four U.S. patents owned by Transocean by virtue of certain acts of selling and offering for sale the Stena DrillMAX I, II and III vessels. In September 2007, we filed a motion to dismiss the Texas Action on jurisdiction grounds. If granted, the dismissal would not foreclose the possibility of Transocean asserting future claims of patent infringement in connection with the DrillMAX vessels in the U.S. or other jurisdictions where Transocean holds counterparts to the U.S. patents.

In March 2007, Transocean initiated legal proceedings against Samsung Heavy Industries Co., Ltd. (‘‘Samsung’’) in South Korea (‘‘the Korean Action’’) alleging that Samsung has infringed certain South Korean patents that are counterparts to the U.S. patents asserted in the Texas Action. According to the Korean Action, among the allegedly infringing acts are Samsung’s construction of the DrillMAX I, II and III vessels. We have intervened in the Korean Action in order to clarify our obligation, if any, to indemnify Samsung for damages or expenses arising out of any finding of infringement relating to the DrillMAX vessels. As of the date of this Annual Report, neither case is at a stage where it is possible to provide a meaningful evaluation of the likelihood of an unfavorable outcome. However, we believe it is highly unlikely that any unfavorable outcome in these cases will materially impact our ability to perform our obligations under current customer contracts for the DrillMAX vessels.

We are also a party to various routine legal proceedings arising in the ordinary course of business. Such claims are generally covered by insurance, subject to customary deductibles. We do not believe that any liabilities that may result from such legal proceedings will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

Dividends

We paid a cash dividend of SEK 195 million, SEK 215 million and SEK 550 million for the years ended December 31, 2005, 2006 and 2007, respectively. The dividends are made out of unrestricted earnings in the shareholders’ equity and paid out the year after the respective financial year.

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

Articles of Association

Our Articles of Association in Swedish, together with an English translation, have been filed as Exhibit 1.1 to this Annual Report. Section 3 of our Articles of Association states that the object of Stena AB is to conduct shipping operations, ship brokerage and the chartering of vessels as well as trading in ships, metals and scrap iron, the operating of recreational and leisure facilities and other activities consistent with such operations, owning and administering fixed property and owning shares or participating in operating companies that own and administer real or moveable property. Additionally, we may engage in the research and marketing of medical and pharmaceutical products as well as activities consistent with such objectives.

Directors

Under the Swedish Companies Act, a director may not participate in matters regarding agreements between the director and Stena AB and agreements between third parties if the director has a material interest in the matter that conflicts with the interest of Stena AB. In addition, if a director represents, either individually or together with any other person, a legal entity, such director may not participate in discussions with respect to agreements between Stena AB and such legal entity. However, a director’s recusal is not required in instances where the company is entirely owned, directly or indirectly, by the director or where the transaction giving rise to the potential conflict of interest involves the company and another entity that is part of a related group of the company.

A director may not vote in matters affecting his or any member of the board of directors’ compensation for work related to the board of directors. Compensation related to a director’s position as a board member may only be approved by shareholders at a general meeting. With respect to the powers of directors, Swedish law provides that the board of directors represents Stena AB and is, therefore, authorized to undertake obligations on our behalf. Decisions on major borrowings, for example, shall thus be taken by the board of directors. The execution of such decisions has been entrusted by the board of directors to the joint exercise of two directors. Neither our Articles of Association nor Swedish law affect a director’s retirement or non-retirement based on the age of the director. Additionally, directors are not required to own shares in us in order to qualify as directors of us.

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

In order to change the rights of shareholders, our Articles of Association must be amended. Under the Swedish Companies Act, shareholder resolutions in the ordinary course of business require the vote of a majority of shares voting thereon, and extraordinary items (including amendments to the Articles of Association other than the amendment to the put option described below) require support by shareholders holding at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the shareholders meeting. Holders of at least 10% of the outstanding shares have the right to require us to pay dividends within certain statutory parameters.

General Meetings

Our Articles of Association require an ordinary general meeting once a year within six months after the end of the fiscal year. Notice to convene the annual general meeting shall be given by announcement in Post-och Inrikes Tidningar and in Svenska Dagbladet or another national newspaper no earlier than six weeks and at the latest four weeks prior to the meeting. The agenda of the annual general meeting includes, among other things, the election of chairman of the meeting; preparation and confirmation of the electoral register; presentation of the annual financial report, auditors’ report and, if applicable, the consolidated financial report and the consolidated auditors’ report; and election of the board of directors, auditors and deputy director. Anyone entitled to vote, or such person’s representative, may participate and vote at the meeting.

Ownership and Transfer Restrictions

There are no limitations under Swedish law or in our Articles of Association on the right of persons who are not citizens or residents of Sweden to own or vote our stock. However, our Articles of Association contain a restriction on the transfer of our shares. Pursuant to the Articles of Association, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and his wife Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993 or lineal descendants of Sten A. Olsson and Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the Articles of Association, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision.

Change in Control

There are no provisions in our Articles of Association that would have an effect of delaying, deferring, or preventing any change in control of us and that would only operate with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Disclosure of Shareholdings

Our Articles of Association do not require shareholders to disclose their shareholdings in us.

Material Financial Contracts

Revolving credit facility.    On December 8, 2004, Stena Holland BV (formerly Stena International B.V.) and Stena (Switzerland) AG (‘‘SSAG’’) entered into a $1 billion secured revolving credit facility with a syndicate of financial institutions, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ), Nordea Bank AB (publ), Citigroup Global Markets Limited, DnB NOR Bank ASA and HSBC Bank plc act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The $1 billion revolving credit facility was made available for the purposes of refinancing Stena Holland BV’s existing debt, including the 2002 and 2001 revolving credit facilities, together with certain other vessel financings, and to provide financing for general corporate purposes. Stena Holland BV’s and SSAG’s obligations under the $1 billion revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

The final maturity of the $1 billion revolving credit facility is January 28, 2013. Borrowings under the $1 billion revolving credit facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin, which ranges from 0.60% to 0.725%, depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility gives the option to drawdown advances for periods of one, two, three or six months, or for other periods with the consent of the lenders. Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

The obligations of Stena Holland BV and SSAG under the $1 billion revolving credit facility are secured by, among other things, first priority security interests on Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Stena Don, Stena Forwarder, Stena Baltica, Stena Carisma (and its linkspans), Stena Danica, Stena Discovery, Stena Europe, Stena Forecaster, Stena Forerunner, Stena Foreteller, Stena Germanica, Stena Scandinavica, Stena Scanrail, Stena Seatrader and the Holyhead and Stranraer ports. In the event that an asset securing the $1 billion revolving credit facility is sold or declared a total loss, availability under the $1 billion revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of any debt secured by a prior mortgage therein) to 140% of the facility amount.

The $1 billion revolving credit facility imposes various financial and operating covenants upon the Restricted Group. Among other things, the principal financial covenants (i) require us to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and cash equivalents of not less than $50 million, (iii) require our net debt to be no greater than 65% of the capitalization, and (iv) require us to maintain ownership of the security parties that, at the date of execution of the credit facility agreement, are members of the Stena AB group.

As of December 31, 2007, the amount of indebtedness under the $1 billion revolving credit facility was $575 million plus $21 million used in connection with guarantees and letters of credit.

Adactum secured bank facility.    On October 16, 2006, Adactum entered into a new secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ) with a total principle amount of SEK 450 million. The facility matures on October 16, 2009 and bears interest at a rate based on Stockholm Interbank Offered Rates plus an applicable margin of 0.75%. Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The shares in listed companies held by Adactum are pledged as security for the facility. The facility includes a cross-default provision ($15 million threshold) with respect to debt of Stena AB, Adactum or any present or future subsidiary of Stena AB. As of December 31, 2007, SEK 450 million under the facility was utilized. The facility is non-recourse to Stena AB.

Stena Royal secured bank facility.    On September 28, 2007, Stena Royal , an unrestricted subsidiary, entered into a new $350 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility matures on September 28, 2012, subject to our option to extend it for up to two additional years. The facility bears interest at a rate based on LIBOR, EURIBOR or Stockholm Interbank Offered Rates as applicable depending on currency drawn down plus an applicable margin of 0.45% to 0.70% depending on the ratio between the aggregated drawn down amount and the value of the underlying security. Stena Royal may select every time it borrows funds under the facility an interest period of three or six months or such other period as may be agreed up to a maximum of twelve months. Interest is payable at the end of the relevant interest period. The medium and long-term investment portfolios of shares in listed companies held by Stena Royal are pledged as security for the facility. The facility includes a cross-default provision ($30 million threshold) with respect to debt of Stena AB, Stena Royal or any present or future subsidiary of Stena AB. As of December 31, 2007, $109 million was utilized under the facility.

Debt in VIEs.    As of December 31, 2007, we had investments in four VIEs: Canyon Capital CDO-2002, Canyon Capital CLO-2004, Canyon Capital CLO-2006 and Canyon Capital CLO-2007. The assets and liabilities of the VIEs are consolidated in our financial statements, although the debt of the VIEs is non-recourse to Stena AB.

As of December 31, 2007, Canyon Capital CDO-2002 Ltd, Canyon Capital CLO-2004 Ltd and Canyon Capital CLO-2006 Ltd, had issued senior secured notes to fund their portfolio investments in the US high yield bond and corporate loan markets.

As of December 31, 2007, the total outstanding debt of all VIEs was SEK 8,021 million. The remaining funding for the VIEs has been provided by us and other investors as subordinated secured notes and preferred share capital.

Canyon Capital CDO-2002 Ltd issued senior secured notes maturing in May 2014, consisting of $222 million Class A notes, $10.9 million Class B notes and $11.2 million Class C notes. The Class A and B notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.60% and 3.75%, respectively, and the Class C notes bear a fixed interest rate of 12.88%. Interest is payable semiannually. Canyon Capital CLO-2004 Ltd issued notes maturing in October 2016, consisting of $200 million Class A1 notes, $77.5 million Class A2 notes, $36 million Class B notes, $29 million Class C notes and $16 million Class D senior secured notes. The Class A, B, and C notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.37%, 1.25% and 2.50%, respectively, and the Class D notes bear a fixed interest rate of 12.88%. Canyon Capital CLO-2006 Ltd issued senior secured notes maturing in August 2020, consisting of $266 million Class A notes, $15.2 million Class B notes, $22.8 million Class C notes, $22.8 million Class D notes and 13.3 million Class E notes. The notes bear interest at a variable rate of LIBOR plus a margin of 0.25-0.27% for Class A notes and 0.42%, 0.70%, 1.60% and 3.75% for Class B, C, D and E notes, respectively. Interest is payable semi-annually. Each series of notes is secured by the underlying securities held by the issuing VIE. Canyon Capital CLO-2007 is still in its ramp-up phase and is expected to close by the fourth quarter of 2008. Short term funding is provided by the arranging bank.

Senior Notes due 2013 and Senior Notes due 2016.    As of December 31, 2007, we had outstanding, $170.8 million principal amount of Senior Notes due 2013 and $172.0 million principal amount of Senior Notes due 2016. In 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016. In the first quarter of 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of March 31, 2008, there were $152.8 million of our Senior Notes due 2013 outstanding and $129 million of our Senior Notes due 2016 outstanding. The Senior Notes due 2013, issued in November 2003, mature on November 1, 2013, and interest is payable semi-annually on May 1 and November 1 of each year. The Senior Notes due 2014, are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The Senior Notes due 2016, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The Senior Notes due 2016 are redeemable at our option, in whole or in part, at any time on or after December 1, 2009. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. These senior notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

Senior Notes due 2017 and Senior Notes due 2019.    As of December 31, 2007, we had outstanding €300 million principal amount of Senior Notes due 2017 and € 102 million principal amount of Senior Notes due 2019. The Senior Notes due 2017, issued in February 2007, mature on February 1, 2017, and interest is payable semi-annually on February 1 and August 1 of each year. The Senior Notes due 2019, issued in February 2007, mature on February 1, 2019, and interest is payable semi-annually on February 1 and August 1 of each year. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary indebtedness and limitations on liens on capital markets indebtedness. These senior notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

Change of control

The $1 billion revolving credit facility as well as certain vessel financings provide that the failure of immediate members of the Olsson family or their legal representatives to own at least 75% of the voting equity in Stena AB, which failure is not cured within 90 to 120 days, triggers a mandatory prepayment of all outstanding advances and the termination of the facility unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in Stena International S.á.r.l. and/or SSAG, then all amounts outstanding under the $1 billion revolving credit facility become immediately payable on demand, and upon such demand the facility terminates. In addition, the SEK 450 million Adactum facility will become payable on demand if Stena AB ceases to own, directly or indirectly, 100% of the equity in Adactum.

The indentures governing all of our Senior Notes require Stena AB to make an offer to purchase all notes outstanding under such Indenture at 101% of their principal amount if shareholders ultimately controlled by the Olsson family do not directly or indirectly beneficially own or control at least 50% of the voting equity in Stena AB.

Other

Property-related debt.    As of December 31, 2007, we had bank facilities and mortgage loans secured by the real estate, buildings and land in our real estate business segment of approximately SEK 13.0 billion that are denominated in SEK and Euros, with maturities from 2008 through 2024. These facilities and loans are non-recourse to Stena AB.

Other.    As of December 31, 2007, we were obligated with respect to the guarantees of lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 8.1 billion. These are denominated in US dollars, British pounds, Euro and SEK.

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

After taking into account hedging instruments as above, we recorded net translation exchange gains/(losses) of SEK 102 million and SEK 15 million for the financial years ended December 31, 2006 and 2007, respectively. This equals 0.2% and 0.02% of total assets of SEK 60,417 million and SEK 75,180 million as of December 31, 2006 and 2007, respectively.

Equity Exposure

When we prepare our Consolidated Financial Statements, the net assets of our foreign subsidiaries and part of affiliated companies are translated to Swedish kronor at the exchange rate in effect on the date of the balance sheet. To the extent that the currency exposure from the net assets of certain foreign subsidiaries is hedged, we use foreign exchange contracts. We record translation differences arising from net assets of foreign subsidiaries directly to shareholders’ equity.

The book value of our net assets of subsidiaries denominated in a foreign currency, as of December 31, 2006 and 2007, was approximately SEK 12.8 billion and SEK 15.8 billion, respectively. The net assets are expressed mainly in Swedish kronor, Euro, British pounds and US dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our foreign subsidiaries would affect our shareholders’ equity as of December 31, 2007 by SEK 158 million. In 2007, our shareholders’ equity increased by SEK 58 million due to exchange rate differences and after net impact of equity hedge adjustments (see also Note 18 to our Consolidated Financial Statements).

Bunker Fuel Exposure

Our expenses are also significantly affected by fluctuations in price of bunker fuel oil used for propulsion, primarily in our ferry operations.

We use fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the price of oil. Contracts related to hedging of bunker fuels normally extend to 12 to 18 months, but can be for terms of up to three years based on management’s assessment of acceptable risk levels and future oil prices (see also Note 27 in our Consolidated Financial Statements).

Financial Trading Activities

We also from time to time buy and sell certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. We refer to such financial instruments that are not used in our program of interest rate and foreign currency risk management as ‘trading’ for purposes of this offering memorandum. All trading instruments are subject to market risk; that is, the risk that future changes in market conditions may make an instrument less valuable. We are a party to a variety of interest rate and foreign currency contracts in our trading activities.

We recorded net gains from currency and interest rate trading activities of SEK 7 million and SEK 14 million for the financial years ended December 31, 2006 and 2007, respectively.

Interest Rate Risks

We use several types of financial instruments to seek to manage our interest rate risk, such as interest rate swaps, futures, options and collars. The extent of our use of these financial instruments is determined by reference to the net exposure of our debt that is subject to interest rate risk and management’s views regarding future interest rates. We use such financial instruments to seek to achieve a desired interest rate risk profile on our interest-bearing liabilities. For example, all our interest rate swaps convert floating rate debt to a fixed rate of interest, and for those instruments changes in interest rates may affect the value of the interest rate swaps. However, interest expense in our income statement is recorded at the fixed interest rate swap agreement and, accordingly, is not affected by the change in interest rates.

At the end of 2007, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest bearing debt consisted of approximately 50% floating rate borrowings and 50% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2007 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity Securities Price Risk

At December 31, 2007, the fair value of our marketable securities and short-term investments (excluding restricted cash) amounted to SEK 9.6 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 96 million. Under current Swedish GAAP, movements in fair value of these investments will result in an immediate change to our financial statements.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Evaluation of Controls and Procedures.    An evaluation of our disclosure controls and procedures was conducted as of December 31, 2007 (the ‘‘Evaluation Date’’) under the supervision of our Chief Executive Officer and Director of Business Administration.

Limitations on Effectiveness of Controls.    Our Chief Executive Officer and Director of Business Administration do not expect that our disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Effectiveness of Disclosure Controls.    Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Director of Business Administration have concluded that, as of the Evaluation Date and subject to the limitations discussed above, our disclosure controls and procedures are effective.

Changes in Internal Controls.    Since the Evaluation Date, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Effectiveness of Internal Control Over Financial Reporting.    The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of the Evaluation Date based on the framework in COSO, The Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation of our internal control over financial reporting, the Company’s management has concluded that, as of the Evaluation Date and subject to the limitations discussed above, our internal control over financial reporting is effective.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

On April 25, 2008, our Board of Directors determined that Staffan Hultgren qualifies as an ‘‘audit committee financial expert’’ within the meaning of Item 16A of this Annual Report. Mr. Hultgren is our Director of Business Administration and is, therefore, not ‘‘independent’’.

Item 16B.    Code of Ethics

On April 23, 2004, our Board of Directors adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Controller and Chief Accounting Officer. A

copy of the Code of Ethics is filed as an exhibit to the Annual Report filed June 14, 2004. We have amended our code of ethics to provide that the code now applies to our Chief Executive Officer, Principal Financial Officer, Director of Business Administration, Director of Finance and Chief Accounting Officer. A copy of our amended code is filed as an exhibit to this Annual Report.

Item 16C.    Principal Accountant Fees and Services

Fees and Services

Aggregate fees for professional services rendered by auditors and advisors for the years ended December 31, 2006 and 2007 were:

SEK in million	2006	2007
KPMG:
Audit fees	23	21
Tax service fees	17	25
Other audit related service fees	7	7
Total KPMG	47	53
Other auditors
Tax service fees	16	14
Other service fees	4	9
Grand total	67	76

The audit fees for the years ended December 31, 2006 and 2007 were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. The other audit related service fees for the years ended December 31, 2006 and 2007 include fees for supporting guidelines concerning accounting practices and standards.

Tax service fees for the years ended December 31, 2006 and 2007 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The Other fees category for the year ended December 31, 2006 and 2007 includes fees primarily related to other general consulting.

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

During 2007, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report.

Exhibit Number
1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002 (the ‘‘2002 Registration Statement’’)).*
2.1	Indenture dated as of November 27, 2002 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the Company’s 9.625% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to the 2002 Registration Statement).*
2.2	Indenture dated as of December 2, 2003 between the Company and JPMorgan Chase Bank, as trustee, relating to the Company’s 7.5% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (file number 333-111353) filed with the SEC on December 19, 2003 (the ‘‘2003 Registration Statement’’)).*

Exhibit Number
2.3	Indenture dated as of November 23, 2004 between the Company and JPMorgan Chase Bank, N.A., as trustee relating to the Company’s 7% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (file number 333-121464) filed with the SEC on December 20, 2004 (the ‘‘2004 Registration Statement’’)).*
2.4	Indenture dated as of February 8, 2007 between the Company and Deutsche Bank AG, as trustee relating to the Company’s 6.125% Senior Notes due 2017*
2.5	Indenture dated as of February 14, 2007 between the Company and Deutsche Bank AG, as trustee relating to the Company’s 5.875% Senior Notes due 2019*
4.1	Facility Agreement dated December 8, 2004, between Stena International BV and Stena (Switzerland) AG as Borrowers and Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank Plc, J.P. Morgan Plc, Nordea Bank Sverige AB publ, and Svenska Handelsbanken AB publ.*
4.2	Registration Rights Agreement, dated November 27, 2002, between the Company, J.P. Morgan Securities Inc., ABN AMRO Incorporated, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Registration Statement).*
4.3	Registration Rights Agreement, dated December 2, 2003, between the Company, J.P. Morgan Securities Inc., ABN AMRO Bank N.V., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2003 Registration Statement).*
4.4	Registration Rights Agreement, dated November 23, 2004 between the Company and J.P.Morgan Securities Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.3 to the 2004 Registration Statement).*
8	List of Subsidiaries of the Company.**
11 .	Code of Ethics relating to the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Stena AB (publ) (incorporated by reference to Exhibit 11 to the Company’s annual report on Form 20-F filed with the SEC on June 14, 2004.)*
11.1	Amended Code of Ethics relating to the Chief Executive Officer, Principal Financial Officer and Chief Accounting Officer of Stena AB (publ).**
12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated April 29, 2008.**
12.2	Certification of Staffan Hultgren, Principal Financial Officer of Stena AB, dated April 29, 2008.**
13.1	Certification of Chief Executive Officer and Principal Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	Previously filed with the SEC and incorporated herein by reference.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 29, 2008	STENA AB (publ)
By: /s/ Dan Sten Olsson
Name: Dan Sten Olsson Title: Chief Executive Officer
By: /s/ Staffan Hultgren
Name: Staffan Hultgren Title: Principal Financial Officer

FINAL

Consolidated Financial Statements

Stena AB (publ)

Report of Independent Registered Public Accounting Firm

The Board of Directors,
Stena AB (publ)

We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2007 and the related consolidated statements of changes in shareholders’ equity for each of the years in the two year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2007 and the changes in shareholders’ equity for each of the years in the two year period ended December 31, 2007, in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Gothenburg, Sweden
April 29, 2008
KPMG Bohlins AB

Thord Elmersson
Authorized Public Accountant

Consolidated Income Statements

	Years ended December 31
SEK million	Note	2005 SEK	2006 SEK	2007 SEK	2007 USD (unaudited- Note 1)
Revenues
Ferry
Operations		9,045	9,413	9,868	1,528
Net gain on sale of vessels	3			146	23
Total ferry operations		9,045	9,413	10,014	1,551
Drilling
Operations		1,871	3,027	3,842	595
Net gain on sale of vessels	3		1,483
Total drilling		1,871	4,510	3,842	595
Shipping
Operations		4,405	4,283	3,830	593
Net gain on sale of vessels	3	315	830	107	17
Total shipping		4,720	5,113	3,937	610
Property
Operations		1,882	1,970	1,989	308
Net gain on sale of properties	3	813	194	97	15
Total property		2,695	2,164	2,086	323
New Businesses
Operations		1,283	1,692	2,118	328
Total New Businesses		1,283	1,692	2,118	328
Other		5	3	8	1
Total revenues	2	19,619	22,895	22,005	3,408
Direct operating expenses
Ferry operations		(6,565)	(6,399)	(6,811)	(1,055)
Drilling		(1,112)	(1,443)	(1,728)	(268)
Shipping		(3,066)	(3,437)	(3,174)	(492)
Property		(810)	(886)	(884)	(137)
New Businesses				(1,756)	(272)
Other		(1,078)	(1,382)	(19)	(3)
Total direct operating expenses		(12,631)	(13,547)	(14,372)	(2,227)
Gross profit		6,988	9,348	7,633	1,181
Selling and administrative expenses	4	(1,861)	(2,127)	(2,177)	(337)
Depreciation and amortization		(2,734)	(2,634)	(1,703)	(263)
Income from operations	2	2,393	4,587	3,753	581
Share of affiliated companies’ results	5	21	27	(61)	(9)
Financial income and expense:
Dividends received		79	103	211	33
Gains (loss) on securities, net	6	921	982	950	147
Interest income		567	737	919	142
Interest expense		(1,395)	(1,649)	(1,670)	(259)
Foreign exchange gains (losses), net	7	(3)	110	28	4
Other financial income (expense), net	8	(121)	(167)	(230)	(35)
Finance net		48	116	208	32
Minority interest	12	(21)	(23)	(21)	(3)
Income before taxes		2,441	4,707	3,879	601
Income taxes	9	(173)	(368)	(490)	(76)
Net income		2,268	4,339	3,389	525

The accompanying notes form an integral part of these Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years ended December 31
SEK million	Note	2005 SEK	2006 SEK	2007 SEK	2007 USD (unaudited- Note 1)
Net cash flows from operating activities
Net income		2,268	4,339	3,389	525
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2	2,734	2,634	1,703	264
Share of affiliated companies´ results		(21)	(27)	61	9
Dividend from affiliated companies		2	12	12	2
(Gain)/loss on sale of tangible fixed assets	3	(1,128)	(2,512)	(366)	(57)
(Gain)/loss on securities, net		(921)	(982)	(950)	(147)
Unrealized foreign exchange (gains)/losses		138	(142)	(156)	(24)
Deferred income taxes	9	85	69	339	52
Minority interests		21	23	21	3
Provision for pensions		(81)	(115)	(221)	(34)
Other non cash items		73	(217)	122	19
Net cash flows from trading securities		(428)	229	(425)	(66)
Cash flow from operations before changes in working capital		2,742	3,311	3,529	546
Changes in working capital
Receivables		(821)	(589)	(1,094)	(169)
Prepaid expenses and accrued income		43	(17)	(251)	(39)
Inventories		(52)	6	(104)	(16)
Trade accounts payable		219	167	87	13
Accrued costs and prepaid income		246	398	1,547	240
Income tax payable		55	(11)	(44)	(7)
Other current liabilities		(27)	314	916	142
Net cash provided by operating activities		2,405	3,579	4,586	710
Net cash flows from investing activities
Purchase of intangible assets		(78)	(21)	(53)	(8)
Cash proceeds from sale of tangible fixed assets	3	4,570	5,023	1,211	188
Capital expenditure on tangible fixed assets	2	(5,152)	(8,148)	(8,315)	(1,288)
Purchase of subsidiary, net of cash acquired	26	(518)
Investments in affiliated companies		(67)	(49)	(697)	(108)
Proceeds from sale of securities		4,227	7,043	5,439	842
Purchase of securities		(5,777)	(10,968)	(9,245)	(1,432)
Increase of noncurrent assets		(130)	(148)	(1,171)	(182)
Decrease of noncurrent assets		14	12	10	2
Other investing activities		(39)	(43)	(41)	(6)
Net cash used in investing activities		(2,950)	(7,299)	(12,862)	(1,992)
Net cash flows from financing activities
Proceeds from issuance of debt		1,277	6,076	9,868	1,528
Principal payments on debt		(1,549)	(404)	(2,688)	(416)
Net change in borrowings on line-of-credit agreements		2,287	(3,842)	1,783	276
Principal payments on capitalized lease obligations		(41)	(39)	(38)	(6)
Net change in restricted cash accounts		23	(610)	(420)	(65)
Dividends paid		(195)	(215)	(550)	(85)
Other financing activities		48	126	(301)	(47)
Net cash provided by financing activities		1,850	1,092	7,654	1,185
Effect of exchange rate changes on cash and cash equivalents		59	(232)	446	69
Net change in cash and cash equivalents		1,364	(2,860)	(176)	(28)
Cash and cash equivalents at beginning of year		2,380	3,744	884	138
Cash and cash equivalents at end of year		3,744	884	708	110

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

	Years ended December 31
SEK millions	Note	2006 SEK	2007 SEK	2007 USD (unaudited- Note 1)
ASSETS
Noncurrent assets:
Intangible assets	10	688	620	96
Tangible fixed assets:	11
Vessels		10,277	15,241	2,360
Construction in progress		5,658	5,821	902
Equipment		628	867	134
Property		17,948	18,311	2,836
Total tangible fixed assets		34,511	40,240	6,232
Financial fixed assets:
Investment in affiliated companies	5	397	1,403	217
Investment in VIEs	12	7,341	9,251	1,433
Marketable securities	13	5,802	7,674	1,189
Other noncurrent assets	14, 19	3,520	5,474	848
Total financial fixed assets		17,060	23,802	3,687
Total noncurrent assets		52,259	64,662	10,015
Current assets:
Inventories		317	418	65
Short-term receivables
Trade debtors	15	2,007	2,670	413
Other receivables	15	1,617	2,444	378
Prepaid expenses and accrued income	15	871	1,098	170
Total short-term receivables		4,495	6,212	961
Short-term investments	16	2,462	3,180	493
Cash and cash equivalents	17	884	708	110
Total current assets		8,158	10,518	1,629
Total assets	2	60,417	75,180	11,644
STOCKHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:	18
Share capital		5	5	1
Reserves		842	716	112
Retained earnings		13,401	17,196	2,662
Net income		4,339	3,389	525
Total shareholders’ equity		18,587	21,306	3,300
Minority interest	12	162	171	26
Provisions:	19
Deferred income taxes		1,709	2,219	344
Pension liabilities		2,205	1,886	292
Other provisions		1,668	2,713	420
Total provisions		5,582	6,818	1,056

	Years ended December 31
SEK millions	Note	2006 SEK	2007 SEK	2007 USD (unaudited- Note 1)
Noncurrent liabilities:
Long-term debt	20	18,427	23,335	3,614
Debt in VIEs	12	6,302	8,021	1,243
Senior Notes	21	2,905	6,012	931
Capitalized lease obligations	22	1,246	2,307	357
Other noncurrent liabilities	23	932	886	137
Total noncurrent liabilities		29,812	40,561	6,282
Current liabilities:
Short-term debt	20	642	985	153
Senior Notes	21	1,211
Capitalized lease obligations	22	38	154	24
Trade accounts payable		1,036	1,113	172
Income tax payable		166	116	18
Other current liabilities		424	599	93
Accrued costs and prepaid income	24	2,757	3,357	520
Total current liabilities		6,274	6,324	980
Total shareholders’ equity and liabilities		60,417	75,180	11,644
Pledged assets	25	34,046	43,312	6,708
Commitments and contingent liabilities	25	1,225	1,693	262

The accompanying notes form an integral part of these Consolidated Financial Statements

Consolidated statements of changes
in shareholders´ equity

	Years ended December 31, 2006 and 2007
SEK million	Share capital	Restricted reserves	Unrestricted reserves	Total
Balance as of December 31, 2005	5	926	14,201	15,132
Dividend paid			(215)	(215)
Transfer to charitable trust			(25)	(25)
Reclassifications			177	177
Change of accounting principles for pensions			(349)	(349)
Revaluation of financial instruments			386	386
Transfers between reserves		(82)	82
Exchange differences		(2)	(856)	(858)
Total changes in equity before net income		(84)	(800)	(884)
Net income			4,339	4,339
Balance as of December 31, 2006	5	842	17,740	18,587
Dividend paid			(550)	(550)
Transfer to charitable trust			(55)	(55)
Share of associated company			(89)	(89)
Revaluation of financial instruments			(34)	(34)
Transfers between reserves		(132)	132
Exchange differences		6	(213)	(207)
Hedge of net investment in foreign subsidiaries			265	265
Total changes in equity before net income		(126)	(544)	(670)
Net income			3,389	3,389
Balance as of December 31, 2007	5	716	20,585	21,306

Notes
All amounts in SEK millions (SEK million).

1    Summary of Significant Accounting Principles

Our Consolidated Financial Statements present the financial position and results of operations of Stena AB (publ) and consolidated subsidiaries (the ‘‘Company’’) and are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Effective January 1, 2008, the Company will apply the EU-approved International Financial Reporting Standards (IFRS).

Solely for the convenience of the reader, our Consolidated Financial Statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2007 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 6.4568.

Basis of consolidation

Our Consolidated Financial Statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or in another way has a controlling influence. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method, whereby any excess values are allocated to the underlying assets up to market value and any further excess value is accounted for as goodwill. These allocations can be adjusted in arrears to reflect the conditions at the time of acquisitions. Such adjustments are to be introduced without delay, but no later than in the financial year following the acquisition.

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

Assets and liabilities in foreign currency in a legal entity are translated at year end exchange rates. Any resulting exchange differences on bank loans, etc. are accounted for as financial income/expense, while any differences from cash paid or received in foreign currencies are included in the operating result.

The following exchange rates have been used for consolidation purposes

	Average rates		Change in
	2006	2007	%
USD	7.3766	6.7607	(8)
GBP	13.5752	13.5281	—
EUR	9.2549	9.2481	—

	Closing rates		Change in
	2006	2007	%
USD	6.8725	6.4342	(6)
GBP	13.4875	12.8146	(5)
EUR	9.0500	9.4508	4

Investment in associated companies

The equity method of accounting is used for companies in which the Company owns shares representing between 20% and up to a maximum of 50% of the voting rights and/or has a

1    Summary of Significant Accounting Principles — continued

significant influence. The Company records its proportionate share of the net income (loss) of these associated companies´ results in the consolidated income statement as share of affiliated companies´ results or in direct operating expenses. Investments in affiliated companies that relate to major strategic investments are recorded as share of affiliated companies´ results. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

Estimates and concentrations

The preparation of financial statements in accordance with Swedish GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

The Company operates in the shipping and offshore drilling industries, which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company’s ferry operations are highly seasonal. Each of these factors are important considerations associated with the Company’s determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means, such as by obtaining long-term charter contracts.

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

Construction contracts regarding projects for external parties are accounted for according to the percentage of completion method, i.e., to include a portion of expected results. Any expected losses are expensed.

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

Intangible assets are normally amortized over 5 years but over up to 20 years in cases where the economic life is estimated accordingly. This relates to investments in ferry routes and trademarks that are entered into on a long term basis, and to special purpose-built software systems that based on experience have a useful life exceeding 5 years.

Financial expenses

Financial expenses are accounted for in the period to which it relates. Financial expenses related to construction of vessel newbuildings are capitalized as part of the cost of investment. Direct costs for raising new loans or credit facilities are capitalized and amortized over the life of the underlying credit.

Financial instruments

To qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. Unrealized results are recognized in the income statement, except for certain long-term investments, for which the unrealized results are recorded directly to stockholders´ equity. It is the Company’s policy that terms and contractual maturities of financial instruments which are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

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

1    Summary of Significant Accounting Principles — continued

Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense over the term of the agreement.

Foreign exchange risk management

Equity exposure

Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to shareholders’ equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure are taken directly to shareholders’ equity to match the exchange difference of the related net investment in the foreign subsidiary. Any premiums or discounts from foreign exchange or swap contracts are recognized as an adjustment of the Company’s net interest expense.

Translation exposure

Monetary assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year end exchange rates and any foreign exchange rate forwards, currency swaps or options contracts used as hedges of such items are equally marked-to-market at the same rate and the results thereto are recorded as an adjustment of the value of the underlying asset or liability. Any premiums or discounts from foreign exchange or swap contracts are recognized as an adjustment of the Company’s net interest expense.

Transaction exposure

Realized results from foreign exchange forward contracts or from currency option contract, including premiums paid or received, that are used to hedge firm commitments or anticipated transactions in foreign currency are deferred and recognized as an adjustment of such transaction when it actually occurs. Any premiums or discounts from foreign exchange or currency swap contracts are included in the operating result.

Interest rate risk management

Interest rate derivative instruments such as interest rate forward contracts, swaps or options are used to hedge future interest payments. The interest receivable and interest payable under the terms of any interest rate derivative contracts are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation.

The Company accounts for the amounts due from or payable to the counterparties of such instruments on an accrual basis at each reporting date based on amounts computed by reference to the respective contracts. Generally, the maturity dates of the hedged debt extend beyond the contractual term of the hedge contracts. Accrual accounting is used over the contractual life of interest rate swaps or options that are used in connection with the Company’s overall program of interest rate management as long as such hedge contracts are considered effective in managing the Company’s interest rate risk.

Bunker fuel risk management

The Company has exposure to the price of bunker fuel used for the operation of its vessels and uses forward contracts and options to hedge its oil price risk. Hedges are regularly taken out to match the underlying cost of physical bunker fuel supplies. Results from such hedge contracts are deferred and recognized as an adjustment of such cost when it actually occurs.

Taxes

Taxes are divided into current taxes and deferred taxes. Deferred income taxes include the tax effect of unutilized tax losses calculated at nominal local tax rates and other temporary

1    Summary of Significant Accounting Principles — continued

differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

Accounting for subsidies

Subsidies received in connection with the acquisition of vessels and properties are deducted from the cost of the investment while subsidies related to operations reduce the corresponding costs. Subsidies are recognized in the accounts when they can be properly estimated.

Intangible assets

Goodwill in connection with the acquisition of companies and investments in special administrative software are included as intangible fixed assets and accounted for at cost less accumulated amortization. Internally generated direct costs in connection with such investments are recorded at cost.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet when the economic benefit to the Company can be established and the cost can be properly calculated.

Property, vessels and equipment are recorded at cost less accumulated depreciation. Additional depreciation is recorded on impairment, if deemed to be permanent. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over two to five years. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to their annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

On-going projects include advance payments made as well as other direct and indirect project costs, including capitalized financial expenses, using the Company’s current available rate of borrowing for the applicable project. All other interest costs are expensed in the income statement.

Properties are split into real estate and buildings. Buildings and port terminals refer to buildings for use by the Company in its own business.

Impairment of tangible fixed assets and intangible assets

The carrying values of tangible fixed assets and intangible assets are reviewed on an on-going basis. For vessels, the Company uses appraisals carried out by independent international vessel brokers for such reviews. For properties, estimates are based on internal or external valuations. If a review indicates that the carrying value of an asset may not be recoverable, discounted cash flows based upon estimated capital expenses and future expected earnings are used as primary indicators of potential impairment. Assets having a direct joint income, e.g., a ferry route, is the smallest cash generating unit used. If, on the balance sheet date, an asset has been impaired, the recoverable amount of the asset is estimated. The asset is written down to its estimated fair value. A similar approach is used for intangible assets.

Leasing

When the Company enters into a lease or other similar arrangement which includes taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. Such leased assets are classified in the balance sheet as tangible fixed assets. The present value of the future minimum lease payments is recorded as a capital lease obligation. The assets are depreciated according to plan while rent payments are apportioned between the interest element, which is charged to operations, and the capital element that is recorded as a reduction of the capital lease obligation.

1    Summary of Significant Accounting Principles — continued

Other leased assets are recorded as operating leases. The lease charges for such leases are expensed in the period to which they relate.

Financial fixed assets

Marketable securities, including long-term bonds and equities, are valued at market, whereby the current year unrealized results are included in the income statement as gain (loss) on securities, except for certain strategic holdings, where the result in booked directly to shareholders´ equity.

Investments in other noncurrent securities are recorded at cost. Available information is used to review the carrying value. A portfolio of similar assets is written down to its estimated fair value if the decrease in value is deemed to be permanent. Previously recorded write-downs are reversed when no longer appropriate.

Inventories

Inventories are carried at the lower of cost (FIFO) or market value after any obsolescence. Inventories mainly include bunker fuel, spare parts and merchandise for sale on-board, as well as products for bars and restaurants on ferries.

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

Post-employment benefits, such as pensions and other benefits, are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans, which means that the obligations remain within the Company. Costs and the obligations at the end of the period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis.

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

Actuarial gains and losses may result upon determination of the present value of the defined benefit obligation and the fair value of plan assets. These result either from differences between the actual return and expected return, or changes in assumptions. The portion of the accumulated actuarial gains and losses at the end of the prior year that exceeds 10% of the larger of the present value of the defined benefit obligation and the fair value of plan assets is recognised in the result over the expected average remaining service period of the employees participating in the plan. The accounting principle described above is only applied in the consolidated financial statements. All companies report defined benefit pension plans in accordance with local rules and guidelines in the respective country.

Senior notes and bank debt

Nominal amounts are recorded as debt in the balance sheet. Debt due within 12 months is included as current debt and remaining debt as noncurrent. Direct costs for raising new debt are deferred and amortized over the length of the credit.

Any prepayment of debt reduces the nominal amount as recorded. Premiums or discounts are recorded in the income statement.

The same accounting principles were applied last year.

2    Segment Information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property and finance. Ferry operations are performed through Stena Line in the Scandinavian, the North Sea and the Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs and is operated from Aberdeen in Scotland. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. The property operations relate to investments in residential and commercial real estate, principally in Sweden but partly also in The Netherlands, France, Luxembourg and Germany. New Businesses include financial activities and investments in other business areas through the unit Adactum. Other include non-allocated central administration costs. A primary measure of profitability for all these segments is income from operations. There are no significant transactions between the operating segments.

2    Segment Information — continued

Income from operations by segment

	Year ended December 31
SEK million	2005	2006	2007
Ferry operations	813	1,103	1,266
Impairment charges	(765)	(710)
Additional operating expenses	(55)
Net gain on sale of vessels			146
Total ferry operations	(7)	393	1,412
Drilling	(2)	774	1,390
Net gain on sale of vessels		1,483
Total Drilling	(2)	2,257	1,390
Shipping:
Roll-on/Roll-off vessels	104	89	86
Net gain on sale of vessels	191	219	100
Total	295	308	186
Crude oil tankers	742	284	109
Net gain on sale of vessels	124	611	7
Total	866	895	116
Other shipping	(7)	(8)	(12)
Total shipping	1,154	1,195	290
Property Operations	759	758	770
Impairment charges	(180)
Net gain on sale of properties	813	194	97
Total property	1,392	952	867
New Businesses Operations	46	59	72
Total New Businesses	46	59	72
Other	(190)	(269)	(278)
Income from operations	2,393	4,587	3,753

As a consequence of the high oil prices, impairment charges related to the HSS vessels were recorded of SEK 710 million in 2006 and SEK 765 million in 2005. In 2005, additional direct operating costs related to the HSS vessels of SEK 55 million and impairment charges for real estate for SEK 180 million were also recorded. All impairment charges are accounted for as depreciation. There were no impairment charges recorded in 2007.

2    Segment Information — continued

Depreciation and amortization by segment

		Year ended December 31
	SEK million	2005	2006	2007
	Ferry operations	1,578	1,613	820
	Drilling	590	633	493
Shipping:	Roll-on/Roll-off vessels	124	99	105
	Crude oil tankers	41	34	18
	Other shipping	11	12	14
	Total shipping	176	145	137
	Property	337	174	170
	New Businesses	43	60	75
	Other	10	9	8
	Total	2,734	2,634	1,703

Depreciation and amortization expense consists of the following components

		Year ended December 31
	SEK million	2005	2006	2007
	Vessels	2,084	2,121	1,201
	Equipment	173	137	157
Property:	Real Estate	335	170	169
	Buildings and land	58	64	55
	Total property	393	234	224
	Total tangible fixed assets	2,650	2,492	1,582
	Intangible assets	84	142	121
	Total	2,734	2,634	1,703

Depreciation of vessels and real estate is included in direct operating expenses, while depreciation and amortization of intangible assets, equipment and buildings and land is included in selling and administrative expenses.

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 90 million, SEK 92 million and SEK 170 million for the years ended December 31, 2005, 2006, and 2007, respectively.

2    Segment Information — continued

Capital expenditure by segment

		As of December 31
	SEK million	2005	2006	2007
	Ferry operations	409	1,438	1,240
	Drilling	1,197	4,519	5,179
Shipping:	Roll-on/Roll-off vessels	474	32	1,111
	Crude oil tankers	1,067	353	275
	Other shipping	24	18	6
	Total shipping	1,565	403	1,392
	Property	1,889	1,625	840
	New Businesses	91	156	176
	Other	1	7	15
	Total	5,152	8,148	8,842

Capital expenditures in 2007 for property include SEK 89 million related to ongoing newbuilding projects for real estate. For the year December 31, 2006, capital expenditures for property included SEK 230 million related to ongoing newbuilding projects for real estate. See Note 11.

Total assets by segment

		Year ended December 31
		2006	2007
	Ferry operations	8,933	9,417
	Drilling	11,336	14,078
Shipping:	Roll-on/Roll-off vessels	2,386	2,765
	Crude oil tankers	983	1,128
	Other shipping	79	234
	Total shipping	3,448	4,127
	Property	17,118	18,887
	New Businesses	2,897	3,574
	Other	16,685	25,097
	Total	60,417	75,180

Geographic information:

The Company’s shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The ferry operations and the property operations are conducted in Scandinavia and the rest of Europe. The Company’s drilling operations are conducted in the Norwegian sector (Scandinavia) and the UK sector (Europe, other) of the North Sea as well as in the Far East and other markets. The Company’s investments in VIEs are included in Other markets.

2    Segment Information — continued

Revenues

	Year ended December 31
SEK million	2005	2006	2007
Scandinavia	8,509	8,390	9,471
Europe, other	5,628	7,499	6,405
Other markets	762	2,177	2,192
Shipping	4,720	4,829	3,937
Total	19,619	22,895	22,005

Total assets

	As of December 31
SEK million	2006	2007
Scandinavia	22,717	26,456
Europe, other	16,275	19,558
Other markets	18,752	25,611
Shipping operations	2,673	3,555
Total	60,417	75,180

3    Sale of tangible fixed assets

		Year ended December 31
SEK million		2005	2006	2007
Vessels	Cash proceeds from sale of vessels	863	4,335	793
	Net book value of vessels sold	(548)	(2,022)	(540)
	Net gain on sale of vessels	315	2,313	253
Equipment	Cash proceeds from sale of equipment	3	6	18
	Net book value of equipment sold	(3)	(5)	(9)
	Net gain (loss) on sale of equipment		1	9
Real Estate	Cash proceeds from sale of properties	3,629	674	364
	Net book value of properties sold	(2,816)	(480)	(267)
	Net gain on sale of properties	813	194	97
Buildings	Cash proceeds from sale of buildings		6	17
	Net book value of buildings sold		(2)	(10)
	Net gain on sale of buildings		4	7
Total	Cash proceeds from sale of vessels, equipment and property	4,495	5,021	1,192
	Net book value of assets sold	(3,367)	(2,509)	(826)
Total gain		1,128	2,512	366

3    Sale of tangible fixed assets — continued

Net gain on sale of equipment and buildings is included in other operating income.

Total cash proceeds include sales costs of SEK 2 million and SEK 19 million, which is not included in the consolidated statement of cash flow for 2006 and 2007, respectively.

4    Selling and administrative expenses

For the year ended December 31, 2007, selling and administrative expenses include SEK 259 million relating to central administration expenses. Selling expenses include costs for doubtful receivables of SEK 3 million. For the year ended December 31, 2006, selling and administrative expenses included SEK 300 million of central administration expenses and selling expenses included costs for doubtful receivables of SEK 24 million.

Fees and other remuneration to auditors and advisors are set forth below.

	Year ended December 31
SEK million	2005	2006	2007
KPMG
Audit fees	25	23	21
Tax services	18	17	25
Other audit related services	8	7	7
Other auditors
Tax services	10	16	14
Other services	5	4	9
Total	66	67	76

5    Associated companies

Investments in associated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See Note 14.

In 2004, the Company invested in more than 20% of the Swedish listed company Midelfart Sonesson AB (publ), which therefore is accounted for as an associated company. As of December 31, 2007, the investment represents 22.4% of the capital and 25.1% of the votes. As of December 31, 2006 the investment represented 22.7% and 26.4% of the votes. The total value of the market value of the investment as of December 31, 2007 was SEK 122 million. As of December 31, 2006 the total share of the market value was SEK 243 million. The Company’s share of results amounted to SEK (107) million in 2007 and SEK 0 million in 2006.

In June 2005, the Company invested in further shares in the Swedish listed company Ballingslöv AB (publ). The share of capital increased to more than 20% and is accounted for as an associated company. As of December 31, 2007, the investment represents 28.6% of the capital and the votes.
As of December 31, 2006, the investment represented 25.0%. The market value of the investment as of December 31, 2007 and 2006 was SEK 631 million and SEK 545 million, respectively. The Company’s share of results as per December 31, 2007 and 2006 amounted to SEK 44 million and SEK 27 million, respectively.

In May 2007, the Company invested in further shares in Gunnebo AB (publ). The share of capital increased to more than 20% and is accounted for as an associated company. As of December 31, 2007, the investment represents 24.9% of the capital and the votes. As of December 31, 2006, the investment represented 18.5%. The market value of the investment as of December 31, 2007 and 2006, was SEK 735 million and SEK 644 million, respectively. The Company’s share of results as per December 31, 2007 amounted to SEK 5 million.

5    Associated companies — continued

In June 2007, the company acquired 45% of the share in the newly formed company Mediatec. The value of the investment as of December 31, 2007 was SEK 338 million. The Company’s share of results as per December 31, 2007 amounted to SEK (2) million. As of December 31, 2007, the investment represents 45% of the capital and votes.

The investments in Midelfart Sonesson, Ballingslöv and Gunnebo are pledged as security for bank debt. The results of these companies are reported with a three month time lag, with the exception of Midelfart Sonesson, which as of December 31, 2007 also included the share of the result for the fourth quarter of 2007.

6    Gain (loss) on securities, net

	Year ended December 31,
SEK million	2005	2006	2007
Investment in VIEs
Total net gain (loss)	26	3	(22)
Marketable securities
Proceeds	421	2,125	1,947
Gross gains	342	915	1,277
Gross losses	(19)	(121)	(283)
Total net gain (loss)	323	794	(994)
Short-term investments
Proceeds	8,396	6,648	5,752
Gross gains	671	467	115
Gross losses	(99)	(282)	(137)
Total net gain (loss)	572	185	(22)
Total net gain (loss) on securities	921	982	950

7    Foreign exchange gains (losses)

	Year ended December 31,
SEK million	2005	2006	2007
Currency trading activities, net	22	7	13
Translation differences	(25)	103	15
Total	(3)	110	28

Foreign exchange gains (losses) consist of gains and losses incurred in connection with the Company’s foreign currency trading activities (see Note 27) and gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

8    Other financial income (expense)

	Year ended December 31,
SEK million	2005	2006	2007
Amortization of deferred financing costs	(57)	(45)	(59)
Bank charges	(13)	(15)	(20)
Other financial items	(51)	(107)	(152)
Total	(121)	(167)	(230)

The VIEs are described in Note 12.

Interest expenses for vessels and properties under construction have been capitalized as cost of acquisition. See Note 11.

Deferred financing costs include costs for the issuances of Senior Notes, revolving credit facilities, finance leases, etc. See Note 14. All of these costs are amortized over the life of the borrowings.

Exchange differences include result of trading of foreign exchange contracts and other financial instruments.

9    Income taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31
SEK million	2005	2006	2007
Sweden	1,167	2,288	563
Rest of the world	1,253	2,392	3,376
Share of affiliated companies´ results	21	27	(60)
Total income before taxes	2,441	4,707	3,879
Current:
For the period, Sweden	(11)	(54)	(10)
Adjustments previous years, Sweden			(1)
For the period, Rest of the world	(85)	(308)	(277)
Adjustments previous years, Rest of the world	8	63	137
Total current tax	(88)	(299)	(151)
Deferred:
For the period, Sweden	202	11	(22)
Adjustments previous years, Sweden	(58)	79
For the period, Rest of the world	(54)	(199)	(246)
Adjustments previous years, Rest of the world	(175)	40	(71)
Total deferred tax	(85)	(69)	(339)
Total income taxes	(173)	(368)	(490)

Cash paid for taxes in 2007 was SEK 176 million, as compared to SEK 92 million in 2006.

9    Income taxes — continued

The reconciliation of the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

Percentage	2005	2006	2007
Statutory income tax rate	28	28	28
Differences in foreign tax rates	(2)	(6)	(9)
Taxes related to previous years	(2)	(1)	(1)
Losses not currently utilized	7	4	1
Expenses not deductible	6	2	4
Nontaxable income	(15)	(9)	(6)
Utilization of tax loss carryforwards	(3)	(3)	(1)
Restructuring	(24)	(7)	(5)
Share of affiliated companies´ results	5
Other	7		2
Effective income tax rate	7	8	13
The principle reason why the effective income tax rate is lower than the statutory income tax rate is that the international shipping activities and results from sales of shares are tax exempt in many countries.

10    Intangible fixed assets

SEK million	Goodwill	Other intangible assets	Total
Acquisition cost at the beginning of year	580	462	1,042
Purchase of company	14		14
Additions		39	39
Disposals		(14)	(14)
Translation differences	(1)	1
Acquisition cost at the end of year	593	488	1,081
Accumulated amortization at the beginning of year	(92)	(262)	(354)
Disposals		14	14
Current year amortization	(41)	(80)	(121)
Accumulated amortization at the end of year	(133)	(328)	(461)
Net book value at the beginning of year	488	200	688
Net book value at the end of year	460	160	620

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

11    Tangible fixed assets

The movements during the year ended December 31, 2007 are as follows:

SEK million	Vessels	Constrution in progress	Equipment	Property	Total
Acquisition cost at the beginning of year	19,343	5,658	945	19,075	45,021
Other additions	1,461	6,329	252	800	8,842
Disposals	(833)		(126)	(360)	(1,319)
Transfers	5,510	(5,636)	140	(14)
Translation differences	(573)	(530)	(37)	70	(1,070)
Acquisition cost at the end of year	24,908	5,821	1,174	19,571	51,474
whereof capitalized interest	972	451		24	1,447
Accumulated depreciation at the beginning of year	(9,066)		(317)	(1,127)	(10,510)
Disposals	293		117	84	494
Translation differences	330		27	7	364
Transfers	(23)		23
Current year depreciation	(1,201)		(157)	(224)	(1,582)
Accumulated depreciation at the end of year	(9,667)		(307)	(1,260)	(11,234)
Net book value at the beginning of year	10,277	5,658	628	17,948	34,511
Net book value at the end of year	15,241	5,821	867	18,311	40,240

The insured value of the whole vessel fleet as of December 31, 2007 was SEK 31,841 million, as compared to SEK 19,227 million as of December 31, 2006.

Other additions include SEK 527 million relating to the new vessel BORJA which is classified as a finance lease agreement.

As of December 31, 2007, Construction in progress included six newbuildings: two RoPax-vessels, ‘‘Superferries’’, under construction in Germany for delivery in 2010; two drillships under construction in Korea for delivery in 2008 and 2009; and two RoPax vessels ordered from a shipyard in Korea for delivery in 2011. Construction in progress also includes construction of real estate in Stockholm and France. In total, the contract amount with the shipyards amounts to SEK 13,261 million. Yard payments of SEK 4,809 million, real estate projects of SEK 221 million, capitalized interest of SEK 451 million and other capitalized costs of SEK 340 million are included in Construction in progress as of December 31, 2007.

The amount of interest capitalized on construction in progress was SEK 654 million and SEK 239 million for the years ended December 31, 2007 and 2006, respectively. Additionally, SEK 2 million was capitalized on real estate newbuildings for 2007. No capitalization was made in 2006.

11    Tangible fixed assets — continued

Property is specified as follows:

SEK million	Real estate	Buildings and land	Total
Acquisition cost at the beginning of year	17,214	1,861	19,075
Other additions	751	49	800
Disposals	(349)	(11)	(360)
Transfers	104	(118)	(14)
Translation differences	130	(60)	70
Acquisition cost at the end of year	17,850	1,721	19,571
Accumulated depreciation at the beginning of year	(761)	(366)	(1,127)
Disposals	82	2	84
Translation differences	(7)	14	7
Current year depreciation	(169)	(55)	(224)
Accumulated depreciation at the end of year	(855)	(405)	(1,260)
Net book value at the beginning of year	16,453	1,495	17,948
Net book value at the end of year	16,995	1,316	18,311

Real estate relates to the commercial properties operated by the business unit Stena Fastigheter. The total estimated market value for the real estate as of December 31, 2007 exceeds the net book value. Out of the net book value as of December 31, 2007 for real estate, SEK 14,580 million relates to Swedish properties, of which land represents SEK 1,767 million. The tax assessment value for these properties amounted to SEK 14,538 million, of which land represents SEK 4,231 million. Land represented SEK 1,350 million of the net book value as of December 31, 2006 of SEK 14,217 million related to Swedish properties. The tax assessment value for these properties last year amounted to SEK 11,478 million, out of which land SEK 4,035 million.

Buildings and land represent the group’s assets used in its business including office buildings, ferry terminals, etc.

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

The investments in the CDO (‘‘Collateral Debt Obligation’’) and CLO (‘‘Collateral Loan Obligation’’) started in December 2002, August 2003 and October 2005. They where established during 2003, June 2004 and August 2006. The latest CLO was started in November 2006. The minority interest for the CDO/CLOs are 13.7%, 15.4%, 11.3% and 5%, respectively.

12    Investment in VIEs — continued

The consolidation of the VIEs has had the following impact:

SEK million	2006	2007
Financial income and expense	145	150
Minority interest	(19)	(16)
Net income	126	134
Investment in VIEs	7,341	9,251
Short-term investments	486	178
Other assets	246	360
Total assets	8,073	9,789
Retained earnings	1,145	1,113
Net income	126	134
Total shareholders’ equity	1,271	1,247
Minority interest	152	158
Debt of VIEs	6,302	8,021
Other debt	348	363
Total liabilities	6,650	8,384
Total shareholders’ equity and liabilities	8,073	9,789

Short-term investments refer to cash and cash equivalents in the VIEs. This cash is not available to the Company and is therefore included as restricted cash.

Debt of VIEs refers to secured notes issued by the VIEs and secured bank loans borrowed by the VIEs. These obligations are secured by pledges of the assets of the VIEs and are not guaranteed by the Company.

The underlying bonds in the VIEs are recorded at market value. Together with other similar investments, unrealized gains and losses for the underlying bonds are recorded directly to shareholders’ equity. The corporate loans are, as per December 31, 2007, recorded at cost in the balance sheet and no revaluation is done. The market value of the corporate loans is SEK 347 million lower than cost.

13    Marketable securities

SEK million	Strategic equity shares
Opening balance	5,802
Additions	3,383
Disposals	(1,746)
Reclassification	(557)
Revaluation of financial instruments	624
Translation differences	168
Investment at the end of year	7,674

Financial instruments are valued at market.

As of December 31, 2007 shares with a book value of SEK million 173 have been pledged as security for bank debt. As of December 31, 2006, shares with a book value of SEK 1,025 million were pledged as security for bank debt.

Reclassification refers to transfer from noncurrent to associated companies regarding Gunnebo AB (publ.) see further Note 5.

13    Marketable securities — continued

Strategic equity shares include long-term investments in listed shares as follows:

SEK million	No. of shares	Book value
Held by parent company:
Bioinvent	2,240,000	42
Vitrolife	110,000	3
Total		45
Strategic investments
Gunnebo Industrier	1,222,044	173
Arlington Tankers	1,252,988	178
Other investments
Vestas Wind Systems	1,225,400	857
Sandvik	5,276,100	587
Expro	4,333,305	574
Outotec	1,603,637	570
Orkla	4,150,000	518
Lindab	3,230,600	476
Volvo A	4,038,000	436
H&M B	1,030,000	405
H&M Bonds	170,000,000	385
Q-cells	352,000	325
Lukoil	580,000	322
Vallourec	139,000	243
Schibsted	832,400	232
Explorer Financial Fund	33,999	196
HSBC Growth Fund	814,520	181
Unified Energy System	11,050,000	137
Assa Abloy	990,800	129
X5 Retail	514,669	121
Schlumberger	180,000	114
East Capital Exploration BTA	850,000	85
Technip	150,000	77
Sistema	290,000	77
ABB	400,000	74
Jardine Strategic	470,000	47
Sberbank	2,450,000	21
Renewable Energy
Corporation	60,000	20
Skeie Drilling & Production	603,000	14
Hafslund	60,000	11
Other		44
Total listed shares		7,674

14    Other noncurrent assets

SEK million	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
At the beginning of year	379	1,993	754	394	3,520
Additions		928	1,165	225	2,318
Disposals	(36)	(203)	(8)	(13)	(260)
Revaluation through the income statement		(209)	(40)		(249)
Reclassification	257	(281)			(24)
Translation differences		152	26	(9)	169
At the end of year	600	2,380	1,897	597	5,474

Deferred tax assets relate to unutilized tax losses carried forward. Reclassifications include netting against deferred tax liabilities. See Note 19.

Other receivables as of December 31, 2007 include receivables related to sales of subsidiaries amounting to SEK 1,961 million. Other receivables as of December 31, 2006 include receivables related to sales of subsidiaries amounting to SEK 1,548 million.

Shares include investments in non-listed shares and associated companies.

Reclassification refers to classification from long term to short-term receivables.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings.

14    Other noncurrent assets — continued

Shares are specified as follows:

SEK million		No. of shares or % held	Book value
Held by parent company:
Alligator		1,643,670	32
Amplus		895,719	114
Prostalund		3,655,816
Ram one		124,818	140
Health Invest		500,000	32
Univits		3,088,670	2
			320
Held by subsidiaries:
SentoClone	Sweden	10%	55
Örgryte Bostads AB & Co KB	Sweden		3
Austen Maritime Services Pte Ltd	Singapore	50%	9
Partrederiet SUST I DA	Norway	50%	24
Partrederiet SUST III DA	Norway	50%	48
Ugland Stena Storage A/S (USS)	Norway	50%
Stena Ugland Shuttle Tankers	Norway
Nordic Rio LLC	Marshall Islands	50%	11
Stena Sonangol Suezmax pool LLC	Marshall Islands	50%
Navion	Marshall Islands	50%	32
ING DUTCH OFFICE FUNDS	Netherlands	7,07%	965
Schiphol Real Estate CV	Netherlands	540	193
China Opportunity Fund	China	5,71%	75
EQT China	China	4,72%	15
Tanker Ltd (SUST)	Cayman Islands	50%
Chase Private Equity Fund	Cayman Islands	3,729,232	25
ICE Canyon emerging market CLO	Cayman Islands	10%	64
Glacia Limited	Bermuda	50%	52
RoRo Partners Ltd	Bermuda	49%	3
Other			3
Total non listed shares			1,897

Companies held between 20% and 50%, and that are not strategic, are accounted for as other associated companies. The share of these companies’ results is included in direct operating expenses. See Note 5.

15    Short-term receivables

	As of December 31
SEK million	2006	2007
Trade debtors	2,007	2,670
Related parties (Note 29)	259	279
Other short-term receivables	1,358	2,165
Total other receivables	1,617	2,444
Prepaid expenses	321	342
Accrued income	550	756
Total	871	1,098
Total short-term receivables	4,495	6,212

The total allowance for doubtful trade receivables was SEK 39 million as of December 31, 2007 and SEK 46 million as of December 31, 2006.

16    Short-term investments

	As of December 31
SEK million	2006	2007
Marketable debt and equity securities	1,580	1,945
Restricted cash	882	1,235
Total	2,462	3,180

Certain marketable debt and equity securities and restricted cash amounting to SEK 2,063 million at December 31, 2007 and SEK 547 million at December 31, 2006 have been pledged as security for bank debt. See Note 25.

Restricted cash as of December 31, 2007 includes SEK 178 million of cash and cash equivalents in the VIEs, which is not available to the Company. As of December 31, 2006, such restricted cash amounted to SEK 486 million. Other restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company.

17    Cash and cash equivalents

	As of December 31
SEK million	2006	2007
Cash	752	604
Short term deposits	132	104
Total	884	708

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

18    Shareholders’ equity

The changes in shareholders´ equity for the period December 31, 2004 to December 31, 2007 are as follows:

	Share	Restricted	Unrestricted
SEK million	capital	reserves	reserves	Net Income	Total
Balance as of December 31, 2004	5	763	10,292	2,359	13,419
Allocation of last year’s result			2,359	(2,359)
Dividend paid			(195)		(195)
Transfer to charitable trust			(30)		(30)
Revaluation of financial instruments			303		303
Change of accounting principles for pensions			(1,075)		(1,075)
Transfers between reserves		96	(96)
Exchange differences		67	375		442
Net income				2,268	2,268
Balance as of December 31, 2005	5	926	11,933	2,268	15,132
Allocation of last year’s result			2,268	(2,268)
Dividend paid			(215)		(215)
Transfer to charitable trust			(25)		(25)
Reclassifications			177		177
Change of accounting principles for pensions			(349)		(349)
Revaluation of financial instruments			386		386
Transfers between reserves		(82)	82
Exchange differences		(2)	(856)		(858)
Net income				4,339	4,339
Balance as of December 31, 2006	5	842	13,401	4,339	18,587
Allocation of last year’s result			4,339	(4,339)
Dividend paid			(550)		(550)
Transfer to charitable trust			(55)		(55)
Share of associated company			(89)		(89)
Revaluation of financial instruments			(34)		(34)
Transfers between reserves		(132)	132
Exchange differences		6	(213)		(207)
Hedge of net investment in foreign subsidiaries			265		265
Net income				3,389	3,389
Balance as of December 31, 2007	5	716	17,196	3,389	21,306

Restricted reserves include the equity part of untaxed reserves (net of applicable deferred taxes) and legal reserves.

Share of associated company refers to adjustment of the share of Gunnebo AB (publ) as the ownership increased to 20% of the capital and the share was reclassified as associated company.

Regarding pensions see Note 19.

The board of directors of the Company has proposed that the shareholders approve at the forth-coming shareholders´ meeting in 2008 a dividend of SEK 390 million and a transfer of SEK 40 million to the Sten A. Olsson Foundation for Culture and Science, established in October 1996 to make contributions to art and science projects and other public good purposes

18    Shareholders’ equity — continued

as a gift according to the Companies Act Chapter 17 paragraph 5. Since 1996, the Stena Sphere has contributed SEK 235 million to the foundation and further support to this charitable trust is anticipated when needed.

The exchange differences relate to the impact of fluctuations of foreign currencies, in particular EUR, GBP and USD. See Note 1. As of December 31, 2007, accumulated exchange differences since January 1, 2002 amounted to SEK (1,972) million. As of December 31, 2006, such accumulated exchange differences amounted to SEK (1,700) million.

The accumulated revaluation of financial instruments as per December 31, 2007 amounts to SEK 867 million and as per December 31 2006 to SEK 901 million.

19    Provisions

SEK million	Deferred income taxes	Provisions for pensions	Other provisions	Total
Opening balance	1,709	2,205	1,668	5,582
Payment of pension fees and benefit paid		(286)		(286)
Other provisions	171	1	959	1,131
Changes in non-current assets		13	5	18
Transfers through income statement	339	61		400
Exchange differences		(108)	81	(27)
Closing balance	2,219	1,886	2,713	6,818

Other provisions relate to provisions for income related to the financing of the DrillMAX vessels Stena Carron, Stena Forth and the vessels Stena Trader and Stena Traveller. The provisions will be dissolved during the time of the future leasing periods.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
SEK million	2006	2007
Deferred tax liabilities:
Tangible fixed assets	2,124	2,428
Financial fixed assets	388	202
Other	261	396
Total deferred tax liabilities	2,773	3,026
Deferred tax assets:
Tangible fixed assets	481	626
Tax loss carryforwards	815	817
Financial fixed assets	623	32
Provisions	40	484
Other	122
Less deferred tax assets not recognized	(638)	(552)
Total deferred tax assets recognized	1,443	1,407
Net deferred tax liability	1,330	1,619
Out of which:
Deferred tax assets (Note 14)	379	600
Deferred tax liabilities	1,709	2,219

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. Calculation of deferred taxes is based on local nominal tax rate.

19    Provisions — (continued)

The Company’s tax loss carryforwards are as follows:

	As of December 31,
SEK million	2006	2007
Sweden	1,248	1,290
Rest of the world	1,973	1,847
Total	3,221	3,137

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 821 million expire between 2008 and 2016.

Provisions for pensions and other provisions

Post-employment benefits, such as pensions, healthcare and other benefits, are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Company. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. Defined benefits plans relate mainly to subsidiaries in the UK operations. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish PRI pension plan) and employees in The Netherlands.

The Company participates in different multi-employer plans in Great Britain. One of the plans was accounted for as defined contribution plan, but new information in 2006 about this scheme makes it possible to account this as a defined benefit plan. The change was treated according to RR 5 and URA 44 as a change in ccounting principle as from October 1, 2006.

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

	Sweden		Great Britain		Other Europe
Assumptions applied for actuarial calculations %	2006	2007	2006	2007	2006	2007
Discount rate	3.90	4.40	5.20	5.80	3.75	5.20
Expected return on plan assets	—	—	7.50	7.50	4.50	5.80
Expected salary increases	3.00	3.00	3.95	4.30	3.50	3.50

Pension costs SEK million	2006	2007
Current service costs	45	62
Interest costs	502	719
Expected return on plan assets	(533)	(719)
Actuarial gains and losses	1	(1)
Pension costs for defined benefit plans	15	61
Pension costs for defined contribution plans	237	260
Total pension costs	252	321

19    Provisions — (continued)

Obligations for pensions, net (SEK million)	Sweden	Great Britain	Other Europe	Total
Obligations, January 1, 2006	90	1,767	(10)	1,847
Change in accounting principles		498		498
Balance sheet, net, October 1, 2006	90	2,265	(10)	2,345
Current service costs	7	32	6	45
Interest costs	9	487	6	502
Expected return on plan assets	(7)	(520)	(6)	(533)
Actuarial gains and losses		1		1
Exchange differences		(30)	(1)	(31)
Payment of pension fees from the company	(7)	(151)		(158)
Benefits paid	(3)		(6)	(9)
Other provisions	(1)	(1)	(11)	(13)
Obligations for pensions, net, December 31, 2006	88	2,083	(22)	2,149
Current service costs	7	49	6	62
Interest costs	12	701	6	719
Expected return on plan assets	(12)	(700)	(7)	(719)
Actuarial gains and losses	(2)	1		(1)
Exchange differences		(106)	(2)	(108)
Payment of pension fees from the company	(11)	(269)	2	(278)
Benefits paid	(3)		(5)	(8)
Other provisions			1	1
Obligations for pensions, net, December 31, 2007	79	1,759	(21)	1,817

(Provisions for pensions, net) SEK million	Sweden	Great Britain	Other Europe	Total
Net provisions for pensions, January 1, 2006	90	1,767	(10)	1,847
Current value of funded obligations	227	12,448	131	12,806
Fair value of plan assets	(193)	(10,723)	(132)	(11,048)
Provisions, net	34	1,725	(1)	1,758
Unrecognized actuarial gains and losses	54	358	(21)	391
Net provisions for pensions, December 31, 2006	88	2,083	(22)	2,149
Current value of funded obligations	307	11,020	147	11,474
Fair value of plan assets	(227)	(10,144)	(134)	(10,505)
Provisions, net	80	876	13	969
Unrecognized actuarial gains and losses	(1)	883	(34)	848
Net provisions for pensions, December 31, 2007	79	1,759	(21)	1,817
whereof reported as other non-current assets	(47)		(22)	(69)
Provisions for pensions	126	1,759	1	1,886

20    Bank debt

SEK million	2006 Total	2007 Current	2007 Noncurrent	2007 Total
Property loans	12,338	150	12,855	13,005
Other loans	3,591	614	5,863	6,477
Revolving credit facilities	2,656		4,400	4, 400
Other utilized bank credit lines	484	221	217	438
Total	19,069	985	23,335	24,320

20    Bank debt — (continued)

Repayment of bank debt:

SEK million	Property loans	Other loans	Total
2008	150	835	985
2009	286	358	644
2010	411	366	777
2011	42	302	723
2012	709	286	995
2013 and thereafter	10,828	4,101	14,929
Not specified	200	5,067	5,267
Total	13,005	11,315	24,320

Property loans consist principally of bank mortgage loans on real estate, buildings and land in the Company’s real estate business segment. These loans are denominated in SEK and EUR and with maturities through 2013 and beyond. Other loans consist of long term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and with maturities through 2013 and beyond.

The Company has a revolving credit facility of $1 billion. The facility was renegotiated in January 2006 and expires in January 2013. Obligations under the facility are secured mainly by mortgages on certain vessels and rigs. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2007, the utilized portion of the facility was USD 596 million, of which USD 575 million was actually drawn and USD 21 million used for issuing of bank guarantees. As of December 31, 2006, the utilized portion of the facility was USD 402 million, of which USD 386 million was actually drawn and USD 16 million used for issuing of bank guarantees. As of 2007, the Company has an additional revolving credit facility of USD 350 million and the utilized portion of the facility was USD 109 million. As of December 31, 2007, the Company had SEK 875 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 1,416 million as of December 31, 2006.

‘‘Not specified’’ includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2008. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis. ‘‘Not specified’’ also includes the utilized portion of the Revolving Credit Facilities.

Regarding assets pledged, see Note 25.

21    Senior notes

Stena AB (publ) has since 1995 financed the business with issuance of Senior Notes in the USA. Loans issued in 1995 and 1997 have been repaid by the end of 2003.

In November 2002, the Company issued $200 million of notes at an interest rate of 9.625% with maturity on December 1, 2012.

In November 2003, the Company issued $175 million of notes at an interest rate of 7.5% with maturity on November 1, 2013. In November 2004, the Company issued $250 million of notes at an interest rate of 7.0% with maturity on December 1, 2016. In 2007, USD 4.2 million and USD 78 million, respectively, was repaid. Thereafter the Senior Notes amounted to USD 170.8 million and USD 172 million, respectively.

In February 2007, a decision was taken to issue bonds on the European market. On February 8, 2007, the Company completed an offering of EUR 300 million of our Senior Notes due 2017. The

21    Senior notes — (continued)

Company used a portion of the proceeds of the offering of the notes to purchase our Senior Notes due 2012 in a tender offer and consent solicitation. The loan was accounted for as short-term Senior Notes as per December 31, 2006.

On February 14, 2007, the Company completed an offering of EUR 102 million of our Senior Notes due 2019. The Company used these proceeds for general corporate purposes.

For the loans in the USA there are no pledged securities but certain ratios between operating income and interest expense must be fulfilled in order to ensure further borrowing possibilities. These ratios do not include the Property operations and certain financial investments.

The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company’s other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures for our Senior Notes due 2012 and 2013 contain certain covenants with respect to, among others, the following matters: (i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments and investments; (iii) limitations on restrictions concerning transfers and distributions by subsidiaries, limitations on certain asset distributions and other items. The indentures for our Senior Notes due 2017 and 2019 contain certain covenants with respect to, among other matters: (i) limitations on consolidated and subsidiary debt and (ii) limitations on liens in respect of capital markets indebtedness.

For the loans in Europe there are no pledged securities, however there is one condition for the interest cover ratio of 2:1.

22    Leases

Company as lessee:

The operating lease obligations include chartering of crude oil tankers on a time charter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of properties and ports.

Two RoPax vessels and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of December 31, 2006 and 2007 amounted to SEK 1,756 million and SEK 7,990 million, respectively. The net book value related to these capital leases amounted to SEK 1,393 million as of December 31, 2006 and SEK 7,461 million as of December 31, 2007.

Rental expense for operating leases were as follows:

	Year ended December 31,
SEK million	2005	2006	2007
Rental expense	2,619	2,980	2,991

22    Leases — (continued)

As of December 31, 2007 the future minimum lease commitments under non cancellable operating leases and capital leases were as follows:

SEK million	Operating leases	Capital leases
2008	2,616	350
2009	1,584	155
2010	1,046	556
2011	743	116
2012	710	278
2013 and thereafter	2,969	1,006
Total minimum lease commitments	9,668	2,461

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2007 was as follows:

SEK million	Cost	Accumulated depreciation	Net book value
Vessels	13,800	4,312	9,488
Real estate	17,850	855	16,995
Total	31,650	5,167	26,483

As of December 31, 2007 the future minimum rentals to be received under non cancellable operating leases were as follows:

SEK million	Vessels	Real estate	Total
2008	4,421	623	5,044
2009	3,289	550	3,839
2010	898	403	1,301
2011	365	268	633
2012	308	169	477
2013 and thereafter	253	190	443
Total minimum lease rentals	9,534	2,203	11,737

In addition to the minimum lease rentals as above, the Company has entered into lease agreements for the DrillMAX vessels Stena Carron and Stena Forth, currently under construction.

The amounts in the table above exclude amounts from the Company’s portfolio of residential rental properties since those lease agreements are generally cancellable within three months.

23    Other noncurrent liabilities

	As of December 31,
SEK million	2006	2007
Prepaid income	113	93
Other liabilities	819	793
Total	932	886

23    Other noncurrent liabilities — (continued)

Prepaid income as of December 31, 2007 includes SEK 26 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2006, these net proceeds amounted to SEK 34 million.

Other noncurrent liabilities include a net debt amount to SEK 621 million as per December 31, 2007 and SEK 690 million as per December 31, 2006 regarding capital leases for the DrillMAX vessels Stena Carron and Stena Forth.

Repayment of noncurrent liabilities is required according to the following schedule:

SEK million	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	33	7	53	93
Other liabilities	722	5	66	793
Total	755	12	119	886

24    Accrued costs and prepaid income

	As of December 31,
SEK million	2006	2007
Accrued costs	2,210	2,818
Prepaid income	547	539
Total	2,757	3,357

25    Pledged assets, commitments and contingent liabilities

Pledged assets

The following assets have been pledged as securities for bank debt:

	As of December 31,
SEK million	2006	2007
Mortgages on vessels	10,046	15,717
Mortgages on properties	14,202	14,336
Chattel mortgages	137	210
Investment in affiliated companies	352	1,188
Marketable securities	1,025	173
Trade debtors	344	322
Short term investments	547	2,063
Reservation of title	52	52
Total assets pledged for normal bank debt	26,705	34,061
Investment in VIEs	7,341	9,251
Total assets pledged for bank debt	34,046	43,312
Normal bank debt and capitalized lease obligations	20,353	26,781
Debt in VIEs	6,302	8,021
Total bank debt and capitalized lease obligations	26,655	34,802

25    Pledged assets, commitments and contingent liabilities — (continued)

In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports, etc., amount to SEK 2,616 million for 2008 and SEK 7,052 million for 2009. See Note 22.

As of December 31, 2007, a total of six vessels were on order from different shipyards. The total contract amount for these vessels amounts to SEK 13,261 million. Yard payments of SEK 4,809 million have been made in respect of these contracts.

Contingent liabilities

	As of December 31,
SEK million	2006	2007
Guarantees	1,209	1,361
Other contingent liabilities	16	332
Total	1,225	1,693

Guarantees include mainly newbuilding projects in associated companies and guarantee commitments for equipment delivered.

26    Consolidated statements of cash flows

Purchase of subsidiaries

	As of December 31
SEK million	2005	2006	2007
Assets and liabilities acquired:
Intangible assets	390
Tangible fixed assets	9
Financial fixed assets	5
Inventories	49
Current receivables	344
Cash and cash equivalents	59
Total assets	856
Provisions	5
Long-term debt	3
Current liabilities	260
Total provisions and liabilities	268
Minority interest	1
Total consideration	587
Less: Provision	(10)
Purchase price paid	577
Less: Cash acquired	(59)
Reduction of cash and cash equivalents	518

In 2006 and 2007, no subsidiaries were purchased.

Cash payments

	Year ended December 31
SEK million	2005	2006	2007
Interest	1,430	1,845	2,327

27    Financial instruments and risk management

The Company uses financial instruments to reduce the risk of major adverse effect on its results from price changes in the currency, interest rate and oil markets.

As a basic principle fixed assets are financed with long term funding in the form of issued bonds, bank debt and leasing liabilities.

Each subsidiary’s assets are financed in local currency and to the extent that assets and liabilities in foreign currency cannot be matched, the net exposure is hedged with financial derivative contracts.

To achieve a desired currency mix and interest fixing profile the Company uses various types of interest rate derivatives such as fixed rate swaps, cross currency Interest rate swaps. Interest rate options are also used either to cap or to lock in a range of the interest rate level.

Currency risks arise when converting foreign currency denominated profit and loss or balance sheet items to SEK and when converting cash flows in foreign currency. These risks are reduced by hedging with forward foreign exchange contracts or with currency options.

Fluctuations in the price of bunker fuel, which predominantly affects the Ferry operations, are managed by fixed price agreements with the supplier for the various grades of bunker fuels or by using financial derivatives for crude oil.

27    Financial instruments and risk management — continued

As part of the tanker operations the Company also uses, to a limited extent, contracts for freight rates, forward freight agreements.

The Financial risk management is carried out within the scope of the Company’s financial policies and guidelines by the treasury units in Switzerland, Holland, Luxembourg and Sweden.

Credit risks

All Financial instruments are dealt with counterparties who are considered to be creditworthy institutions (A as a minimum long term rating with Standard & Poors) and terms and conditions are defined in ISDA agreements or similar. In the normal course of business, none of the parties demand collateral for credit exposures from financial instruments. However, for credit risks relating to oil derivative contracts the Company holds collateral of SEK 727 million for 2007 and SEK 261 million for 2006.

The following table summarizes the notional volume and credit risks of financial derivative instruments

	December 31, 2006		December 31, 2007
SEK million	Notional amount	Credit risk	Notional amount	Credit risk
Currency forward contracts	12,246	195	15,221	184
Currency options	6,155		7,146	59
Interest rate swaps	7,700	19	9,146
Interest rate options	4,258	76	4,239	103
Commodity fixed price swaps – oil	765	771	895	420
Commodity options – oil			9,456	356
Forward freight agreements	60		19	2
Total	31,184	1,061	46,122	1,124

Interest rate risk management

The Company holds fixed assets in ships and real estate in USD, SEK, EUR and GBP and as a consequence the debt portfolio and the accompanying interest rate risks are distributed by the same currencies. In order to manage this risk and to achieve desired interest rate levels the Company’s management makes regular assessments of the interest rate risks. This exposure is adjusted with interest rate derivatives which to the largest possible extent is matched against the maturity profiles of the underlying debt.

27    Financial instruments and risk management — continued

The following tables summarize the interest rate contracts for hedging of the interest rate exposure of the Company’s debt portfolio in various currencies:

December 31, 2006

	Notional amounts
Type of instrument	Currency	SEK million	Receive rate, %	Pay rate, %	Option bought/sold	Length of contracts
swap	SEK	1,400	3.03 – 3.05	3.23 – 3.63		November 2015
cap	SEK	3,500	3m Stibor	4.0	bought	November 2011
swap	EUR	306	6m Euribor	6m Euribor+1.68		September 2009
swap	EUR	96	5.52	6m Euribor+1.19		December 2012
swap	EUR	289	6m Euribor	3.83 – 3.92		October 2013
swap	EUR	453	6m Euribor	4.13		December 2014
cap	EUR	305	6m Euribor	strike 5.50	bought	September 2008
cap	EUR	362	3.25	6m Euribor	bought	October 2010
cap	EUR	91	6m Euribor	3.25	bought	March 2010
swap	GBP	593	3m Libor	5.5		January 2011
swap	GBP	440	3m Libor	3m Libor – 0.14		May 2028
swap	USD	1,718	3m Libor	2.83 – max 6.5		September 2008
swap	USD	687	9.63	3m Libor+5.0		December 2012
swap	USD	1,718	7.00	4.75+(BMA)*		December 2016
Total		11,958

December 31, 2007

	Notional amounts
Type of Instrument	Currency	SEK million	Receive rate, %	Pay rate, %	Option bought/sold	Length of contracts
swap	SEK	1,400	4.45 – 4.48	3.23 – 3.63		November 2015
cap	SEK	3,500	3m Stibor	4	bought	November 2011
swap	EUR	267	6m Euribor	6m Euribor+1.68		September 2008
swap	EUR	98	5.52	6m Euribor+1.19		December 2012
swap	EUR	348	6m Euribor	3.83 – 3.92		January 2013
cap	EUR	267	6m Euribor	strike 5.50	bought	September 2008
cap	EUR	378	3.25	6m Euribor	bought	October 2010
cap	EUR	95	6m Euribor	3.25	bought	March 2010
swap	GBP	563	3m Libor	6.03		January 2011
swap	GBP	418	3m Libor	3m Libor – 0.14		May 2028
swap	EUR	2,835	6.13	3.5+(index)*		February 2023
swap	USD	1,609	7	4.75+(BMA)*		December 2016
swap	USD	1,609	3m Libor	2.83 – 3.09		September 2008
Total		13,387
*	BMA = Index return based on the interest rate differential between USD Libor and US Municipality bonds
*	index = Index return based on i) 12 versus 15 months forward of 3 months USD Libor interest rate, ii) 2 versus 5 years EUR swap rate differential, and iii) 10 years GBP versus 6 months CHF interest rate differential. This swap was closed in March 2008.

27    Financial instruments and risk management — continued

In addition to interest instruments as above, the VIEs investing in different debt securities, see Note 12, have also entered into certain hedging instruments. To reduce the potential negative effects on the actual values of these entities, interest swaps have been entered into at an amount equal to that of the underlying fixed rate bonds.

The following table summarizes interest rate swaps entered into for this purpose:

December 31, 2007

	Notional amounts
Type of instrument	Currency	SEK million	Receive rate	Pay rate, %	Option bought/sold	Length of contracts
swap	USD	944	6m Libor	4.85		November 2010
cap	USD	376		Strike 10		November 2012
swap	USD	257	3m Libor	5.03		October 2015
cap	USD	238		Strike 7		December 2015

Foreign currency risk management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company’s revenues and expenses are denominated in US dollars, but also in GBP and EUR. The Company’s foreign currency risk arises from (i) the Company’s investment in foreign subsidiaries’ net assets (equity exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances into each company’s functional currency) and (iii) fluctuations in exchange rates on the value of the Company’s sales and purchases in foreign currencies (transaction exposure)

The Company’s policy is to hedge its translation exposure which mainly arises from USD borrowings in companies with SEK and EUR as their functional currency.

The Company also hedges a substantial part of its transaction exposure in USD, GBP, EUR, NOK, DKK from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations (USD). The Company’s transaction exposure mainly originates from the Ferry operations.

27    Financial instruments and risk management — continued

The following two tables summarize by major currency the contractual net amounts of the Company’s forward exchange and option contracts to hedge the translation- and transaction exposures. The tables contain both forward foreign exchange contracts and currency options.

Outstanding currency hedge contracts for translation exposure – net positions

SEK million	2006 bought	2006 sold	2007 bought	2007 sold
USD	1,606			226
EUR	3,824		7,409
GBP		1,239		1,078
DKK		640		961
NOK		487		1,518
SEK		2,870		3,476
JPY		51
OTH		143		150
Total	5,430	5,430	7,409	7,409

Outstanding currency hedge contracts for transaction exposure – net positions

SEK million	2006 bought	2006 sold	2007 bought	2007 sold
USD		187		161
EUR		118		38
GBP	176			57
NOK	181		162
SEK		82	118
Other	30			24
Total	387	387	280	280

Bunker fuel risk management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The vessels of the ferry operations have an annual consumption of bunker fuel of 350,000 tons of fuel oil and 130,000 tons of gasoil which combined converts to an annual volume of about 3.5 millions barrels. A substantial part of this is hedged on a consecutive basis. All contracts are settled monthly at a volume corresponding to the underlying consumption.

27    Financial instruments and risk management — continued

The following table presents the notional amounts financial instruments used for fuel risk management:

Outstanding hedge contracts for bunker fuel exposure

SEK million	December 31, 2006 Notional amount	December 31, 2007 Notional amount
Fixed price swaps	765	895
Bought call options		3,783
Bought put options		232
Sold call options		1,928
Sold put options		3,514

Freight rate management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreements (FFA’s). The Company enters into contracts as a means to reduce or change the market exposure for chartered in tonnage. The maximum tenor of the contracts are 12 months.

The following table presents the notional amounts of financial instruments used for freight rate management:

	December 31, 2006		December 31, 2007
	Notional	Credit	Notional	Credit
SEK million	amount	risk	amount	risk
OTC traded swaps	60		19	2

Trading activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits on a short-term basis. Such financial instruments that are not used in the Company’s program of interest rate and foreign currency risk management are referred to as ‘trading’ for purposes of this disclosure. All trading positions are taken within the limits of the Company’s financial trading policy. All positions are recorded at fair value and the unrealized gains and losses are part of the quarterly results. A summary of the results of the Company’s trading activities on derivative financial instruments is shown below.

Outstanding trading result and trading positions

	2006		2007
SEK million	Net gain/(loss)	Notional amount	Net gain/(loss)	Notional amount
Foreign exchange spot and forwards	(4)	47	11	1,083
Currency options (net of bought and sold)	16		8	615
Interest rate instruments	(5)		(5)
Total trading	7	47	14	1,698

27    Financial instruments and risk management — continued

Fair value of financial instruments

The table below summarizes the fair value of balance sheet items in the case where the fair value differs from the carrying value and in addition, the fair value of all financial derivative instruments. When establishing the fair value, the quoted market prices as of 31 December have been used. The fair value calculation is based on the closing price, i.e., the market value that would have been received or paid if such instrument was sold or terminated on the closing date. The fair value of financial derivatives are recorded directly against shareholder’s equity after deduction of tax effects.

	December 31, 2006		December 31, 2007
SEK million	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Senior notes	4,116	4,241	6,012	5,354
Derivative financial instruments
Held for trading purposes
Held for purposes other than trading
Interest rate risk management	95	95	44	44
Foreign currency risk management	182	182	242	242
Bunker fuel risk management		771		776

28    Personnel

The following table presents the average number of employees of the Company.

	2006		2007
	Total	No. of females	Total	No. of females
Parent Company:
Board, CEO, Executive vice president	3		2
Other employees	15	6	22	11
Subsidiaries in Sweden	3,856	1,601	4,106	1,762
Total Sweden	3,874	1,607	4,130	1,773
Subsidiaries outside of Sweden:
Great Britain	1,671	457	1,684	474
The Netherlands	758	121	732	117
Denmark	178	113	182	112
Ireland	93	36	90	33
Norway	99	50	91	57
Poland	49	32	59	39
Switzerland	6	1	6	1
Spain	134	28	152	34
Portugal	6	3	12	3
France	4	1	4	1
Luxembourg	2		7	1
Russia	3	1	3	1
China	52	11	71	16
Singapore	18	4	18	4
Korea	29	4	43	10
United States	22	6	26	7
India	68	38	81	47
United Arab Emirates	14	4	26	5
Other	15	2	8	1
Ship borne employees	950	10	1,094	11
Total outside of Sweden	4,171	922	4,389	974
Total group	8,045	2,529	8,519	2,747

Ship borne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of ship borne employees in Stena Line in 2007 was 3,706 as compared to 3,471 in 2006.

28    Personnel — continued

The following tables present the wages, salaries and other remuneration of the employees of the Company.

	2006			2007
SEK million	Board and CEO	Other employees	Total	Board and CEO	Other employees	Total
Parent company	8	22	30	8	29	37
Subsidiaries in Sweden	34	1,071	1,105	41	1,145	1,186
Total Sweden	42	1,093	1,135	49	1,174	1,223
Subsidiaries outside of Sweden:
Great Britain	18	609	627	17	650	667
The Netherlands	8	258	266	5	262	267
Denmark	2	71	73	2	78	80
Ireland		35	35		36	36
Norway	1	46	47	1	56	57
Poland	1	8	9	1	10	11
Switzerland	9	2	11	6	2	8
Spain	2	40	42	2	45	47
Portugal		2	2		2	2
France		2	2		3	3
Luxembourg	1	1	2	4	8	12
Russia		11	11		1	1
China	2	10	12	2	12	14
Singapore	1	10	11	1	3	4
Korea	2	7	9	1	11	12
United States	2	30	32	3	22	25
India		3	3		5	5
United Arab Emirates	1	4	5	7		7
Other		10	10		5	5
Ship borne employees		510	510		672	672
Total outside of Sweden	50	1,669	1,719	52	1,883	1,935
Total group	92	2,762	2,854	101	3,057	3,158

Total personnel costs

	2006			2007
SEK million	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	30	2,824	2,854	37	3,121	3,158
Pension costs	4	248	252	12	307	319
Other social charges	11	378	389	14	402	416
Total	45	3,450	3,495	63	3,830	3,893

For Swedish-flagged vessels employed in international shipping activities, the Company has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of this subsidy in 2007 was SEK 462 million, out of which SEK 430 million related to the ferry operations. In 2006, the

28    Personnel — continued

amount of the subsidy was SEK 443 million, out of which SEK 412 million related to the ferry operations. The amounts received have reduced personnel costs.

Remuneration of Chief Executives

Salaries of SEK 10 million were paid to the Chief Executive Officer and the Executive Vice President in 2007 and SEK 9 million in 2006. The corresponding pension charges amounted to SEK 6 million in 2007 and SEK 6 million in 2006. The aggregate compensation paid by Stena AB (publ) to its directors (a total of nine persons) amounted to SEK 13 million in 2007 and SEK 12 million in 2006, of total salaries paid to other employees SEK 33 million were paid to other officers than the Chief Executive Officer, the Executive vice President and the board members in 2007. The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 180,000 in 2007, out of which SEK 40,000 was paid to the Chairman of the Board and SEK 20,000 was paid to each of the Chief Executive Officer and the Executive Vice President. In 2006, the board members of Stena AB were paid SEK 200,000, out of which SEK 40,000 was paid to the Chairman of the Board and SEK 20,000 was paid to each of the Chief Executive Officer and the Executive Vice President. The Chairman of the Board has invoiced SEK 475,000 and SEK 375,000 for consultations for the years 2007 and 2006, respectively.

29    Related Party Transactions

The Company has entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Olsson family in Sweden, Sessan and Stena Metall and their subsidiaries. Another significant company within the Stena Sphere is Concordia which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk, a wholly owned subsidiary of the Company, are parties to an allocation agreement (the ‘‘Allocation Agreement’’) pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No agreements were made in 2005, 2006 or 2007.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia’s personnel and certain financial and other services. The Company earned fees equal to SEK 13 million, SEK 25 million and SEK 22 million in 2005, 2006 and 2007 respectively, for these services.

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million for the years 2005, 2006 and 2007 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing credit facility from the Company. As of December 31, 2007, DKK 219 million was outstanding under this facility, as compared to DKK 213 million as of December 31, 2006.

29    Related Party Transactions — continued

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The vessel is chartered back as an operating lease, for which the Company paid charter hire of SEK 61 million for 2005 and SEK 59 million for each of the years 2006 and 2007.

Sessan has invested in shares in the Swedish company Meda. In 2005, a new share issue in Meda was guaranteed by the Company. In connection with the new issue, the Company purchased shares in Meda. Sessan had the option to buy these shares at a price of 10% above the price paid by the Company. This option was exercised during 2006.

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company. During 2006, the Company acquired shares in Ballingslöv at a market value of SEK 35 million from Sessan. At the same time the loan of SEK 10 million was repaid.

Stena Metall

The Company purchases a substantial part of its bunker fuel from Stena Metall. Such purchases aggregated SEK 1,127 million, SEK 1,840 million and SEK 1,781 million in 2005, 2006 and 2007, respectively.

During 2007 two vessels, Stena Carrier and Mont Ventoux, were sold to Stena Metall at market value and chartered back as operational leases.

The Company paid charter hire for vessels to Stena Metall at an amount of SEK 63 million for the years 2005 and 2006 and SEK 89 million or 2007.

The Company provides management and other services to Stena Metall. The Company received SEK 1 million in each of the years 2005, 2006 and 2007 for these services.

Olsson Family

The Company rents office space from members of the Olsson family. In 2005, 2006 and 2007, the Company paid SEK 29 million, SEK 32 million and SEK 40 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2005, 2006 and 2007, members of the Olsson family paid the Company SEK 13 million, SEK 12 million and SEK 12 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In 2006, the Company acquired shares in Gunnebo and Gunnebo Industrier at a market value of SEK 18 million from the Olsson family.

30    Subsequent events

Stena Bulk took delivery of the three medium range tankers, Stena Italica, Stena Conqueror and Stena Conquest in the first quarter of 2008.

In the first quarter of 2008, the Company repurchased USD 18 million of the Senior Notes due 2013 and USD 43 million of the Senior Notes due 2016.

After the year-end, the financial leases for Stena DrillMax and the RoPax vessels Stena Trader and Stena Traveller have been terminated. As a consequence of the termination of the leases, the income that the five-year lease would have generated will be accounted for in the first quarter of 2008.

30    Subsequent events — continued

In the first quarter of 2008 properties were acquired for SEK 185 million and sold for SEK 800 million. In addition, Stena Property made an indicative bid of the Municipal housing companies in Stockholm.

In March 2008, Stena Shipper was sold to a company in which Stena holds 50% of the shares and the vessel was renamed Crowley Shipper.

Since part of Stena´s holdings are listed, the downturn of the world´s exchanges in the beginning of 2008 has had an impact on Stena.

Note 31    US GAAP Information

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to net income and shareholders’ equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

	Year ended December 31,
(SEK in millions)	2005	2006	2007
Net income under Swedish GAAP	2,268	4,339	3,389
Adjustments to reconcile to US GAAP:
Disposal of assets(a)	80	(295)	65
Depreciation of properties(b)	(34)	(153)	(99)
Investments in securities(c)	(388)	(503)	(454)
Financial instruments(d)	1,295	(1,011)	189
Purchase accounting Stena Line(e)	34	111	34
Business combinations(f)	33	35	36
Pensions(g)	(1,533)	(494)	—
Deferred costs(h)	15	13	—
Capital lease transaction(i)	73	766	—
Equity method investments(j)	(18)	(37)	(3)
Others	16	36	(1)
Tax effect of US GAAP adjustments	149	172	186
Net income under US GAAP	1,990	2,979	3,342

	As of December 31,
(SEK in millions)	2006	2007
Shareholders’ equity under Swedish GAAP	18,587	21,306
Adjustments to reconcile to US GAAP:
Disposal of assets(a)	(664)	(599)
Depreciation of properties(b)	(668)	(767)
Financial instruments(d)	771	776
Purchase accounting Stena Line(e)	(219)	(186)
Business combinations(f)	83	119
Pensions(g)	(512)	(510)
Others	(20)	—
Equity method investments	(86)	—
Tax effect of cumulative US GAAP adjustments	193	336
Shareholders’ equity under US GAAP	17,465	20,475

Those differences which have a material effect on consolidated net income and stockholders’ equity are described as follows:

(a)	Disposal of assets – Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company’s 46% investment. For US GAAP purposes, the Company eliminates all of such gains. A disposal of an asset resulting in a gain in accordance with Swedish GAAP may not qualify as a sale under US GAAP but as a sale-lease back transaction. A gain is deferred under Swedish GAAP when there is a sale-lease back transaction where the lease is determined to be a finance lease, but the gain is recognized if the lease is determined to be an operating lease.

Note 31    US GAAP Information — continued

Under US GAAP the gain is also deferred when the lease is determined to be an operating lease. The gain is deferred over the life of the lease. For US GAAP purposes, the gain recognized on the Company’s sale of tankers to Arlington Tankers Ltd in the amount of SEK 316 million for the year ended December 31, 2004 has been deferred and is being amortized over five years, the life of the lease. In 2006, Stena Contest, Stena Concept, Stena Compass and Stena Compassion were sold and the gain on the sale- and leaseback will be recognized over the charter periods until 2008. The gains amounted to SEK 108, 106, 161 and 157 millions, respectively.

In 2007, Mount Ventoux and Stena Carrier were sold and the gain on the sale- and leaseback will be recognized over the charter periods until 2017. The gains amounted to SEK 100 and 116 millions, respectively.

(b)	Depreciation of properties – Under Swedish GAAP, properties in the Company’s real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.
(c)	Investments in securities – Under Swedish GAAP, the Company changed its accounting principles in 2005 for the valuation of financial instruments at market. Changes in the market value of certain marketable securities are revalued through the income statement. Under US GAAP, changes in the market value of these investments are classified as ’available for sale’ securities and for which unrealized gains and losses are recorded as a separate component of equity, net of applicable deferred taxes.
(d)	Financial instruments – Under Swedish GAAP, the Company changed its accounting principles in 2005 for the valuation of financial instruments at market and the result is recorded as a separate component in the equity. Unrealized gains and losses on forward exchange contracts and foreign currency options that hedge future bunker fuel risks are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on such contracts that do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Management has concluded that none of the Company’s hedges of financial exposure qualify for hedge accounting under US GAAP during 2005, 2006 and 2007. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.
(e)	Purchase accounting Stena Line – For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company’s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% interest in Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. The increase in depreciation expense resulting from the step up in the book basis of the underlying asset amounted to SEK 11 million, SEK 11 million and SEK 11 million for each of the years ended December 31, 2005, 2006 and 2007.

In connection with the Company’s offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. The price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill has been amortized into income over four years. However, For US GAAP purposes, the excess of the fair value of an acquired

Note 31    US GAAP Information — continued

business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2005, 2006 and 2007.

(f)	Business combinations – Accounting of acquisitions of certain subsidiaries under Swedish GAAP differs from US GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

In accordance with SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill and other intangible assets with indefinite useful lives should not be amortized, but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net Income and Shareholders’ equity under US GAAP. Furthermore, impairment tests have been performed for existing goodwill. No impairment loss has been recognized as a result of these tests.

(g)	Pensions – The Company has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements funded through payments to a separate pension foundation. Effective in 2004, provisions for employee benefits in the consolidated statements of the Company are accounted for in accordance with RR29 Employee Benefits, which conforms in all significant respects with IAS 19 Employee Benefits. See further Note 1 and Note 19. In accordance with US GAAP, pension benefits should be accounted and disclosed for in accordance with SFAS No. 87 ‘‘Employers Accounting for Pensions’’ and SFAS No. 132 ‘‘Employers Disclosure about Pensions and Other Post-retirement Benefits.’’ The differences between the accounting principles used by the Company (Swedish GAAP) and US GAAP pertain to different transition dates, and recognition of past service cost and minimum liability adjustments.

Certain pension liabilities for employees within the UK ferry operations of the Company were previously accounted for as contingent liabilities due to the lack of information on the portion of the liability attributable to the Company. New information was released for this pension scheme in 2005 and the portion of the liability attributable to the Company has been recorded as pension liabilities in the consolidated balance sheet. Under Swedish GAAP, the change has been recorded directly against stockholders’ equity and deferred tax liabilities, respectively. From October 1, 2005, the pension scheme will be accounted for as a multiple-employer plan.

For U.S. GAAP purposes, the change in 2005 is viewed as the withdrawal from a multi-employer plan and the establishment of a multiple-employer plan, with the unfunded benefit obligation of SEK 1,536 million as of October 1, 2005 being recognized, net of tax SEK 1,075, immediately in net income.

SFAS No.158 ‘‘Employers’ accounting for defined benefit pension and other postretirement plans’’ was issued by the FASB in September 2006. SFAS No.158 requires an employer to recognize the funded status of pension and other postretirement benefit plans (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. During 2006, the Company adopted the recognition and disclosure provisions of SFAS No.158. The adjustments as of December 31, 2007 were a SEK 357 million decrease in accumulated other comprehensive income and shareholders equity, a SEK 510 million increase in accrued pension liability, and a SEK 153 million decrease in deferred income taxes. The Company will adopt the measurement date provisions of SFAS No. 158 for the fiscal year ended December 31, 2008. The differences between Swedish and

Note 31    US GAAP Information — continued

US GAAP in 2007 are that no corridor method is applied under US GAAP and that there are different implementation dates for SFAS 87 and RR 29.

(h)	Deferred costs – The Company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the rig. The Company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to the dayrates and use of certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been paid by Statoil. The Company also agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the contract and can be recovered from the cash flow of the contract. For US GAAP purpose, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed. As of December 31, 2006, the total provison has been released.
(i)	Capital lease transaction – Since 1996, the Company has leased certain vessels from two special purpose leasing entities. The leases were each accounted for as capital leases and, accordingly, the Company recorded an asset and a corresponding lease obligation on its balance sheet for both Swedish and US GAAP. In December 2003, the Company acquired the special purpose leasing entities for consideration of GBP 7 million. The leasing entities acquired by the Company had existing bank indebtedness of GBP 105 million that, pursuant to the share purchase agreements, the Company was obliged to procure repayment, and a deferred tax liability of GBP 45 million. The Company immediately paid the bank indebtedness. Also in December 2003, the Company transferred the vessels to a wholly owned subsidiary that, pursuant to existing law, increased the tax basis of the vessels and reduced the associated deferred tax liability.

Accordingly, for US GAAP purposes, the deferred tax liability at December 31, 2003, has been reduced in accordance with the provisions of the relevant tax law in effect at that date. The effect of the reduction of the deferred tax liability is recorded as an adjustment to the carrying value of the vessel for US GAAP purposes which creates a book basis difference in the vessel when compared to Swedish GAAP. The reduction of the carrying value of the vessels will result in lower depreciation expense for US GAAP purposes, as compared to Swedish GAAP. Under Swedish GAAP the benefit from the resolvement of the deferred tax liability is recorded as an income tax benefit in 2004. In addition, approximately SEK 28 million of costs associated with the establishment of the post-acquisition structure were capitalized for Swedish GAAP in 2003. Under US GAAP, such costs are considered to be period costs and are expensed as incurred. These costs have been expensed under Swedish GAAP during 2004, thereby reversing the adjustment under US GAAP.

During 2006, the HSS vessels have been written-down in Swedish GAAP and under US GAAP these write-downs were reversed since there is no longer a book value difference. The total write-down in accordance with US GAAP has been recognized.

(j)	Equity method investments – Once an investor obtains a share exceeding 20% the shareholding is recorded in accordance with the equity method. Under Swedish GAAP the accumulated difference from prior periods is recorded as an adjustment to shareholders equity but under US GAAP this amount should be adjusted for retroactively for presentation under the equity method. The accumulated adjustment as of December 31, 2006 was SEK (86) and the income statement was adjusted by SEK (18) million, SEK (37) million and SEK (3) million for the years 2005, 2006 and 2007, respectively.

Note 31    US GAAP Information — continued

The condensed consolidated financial statements under US GAAP are presented as follows:

Income statement – US GAAP	Year ended December 31,
(SEK in millions)	2005	2006	2007
Total revenues	18,491	20,388	21,655
Net gain sale of vessels	395	2,018	318
Net gain sale of property	935	194	97
Direct operating expenses	(11,525)	(14,469)	(14,144)
Selling and administrative expenses	(3,393)	(2,621)	(2,177)
Depreciation and amortization	(2,738)	(1,875)	(1,732)
Total operating expenses	(17,656)	(18,965)	(18,053)
Income from operations	2,165	3,635	4,017
Share of affiliated companies’ results	3	(10)	(64)
Interest income	567	738	919
Interest expense	(1,395)	(1,649)	(1,670)
Other financial items	695	484	465
Total financial income and expense	(133)	(427)	(286)
Income before tax	2,035	3,198	3,667
Income taxes	(24)	(196)	(304)
Minority interest	(21)	(23)	(21)
Net income	1,990	2,979	3,342

Balance sheet – US GAAP	As of December 31,
(SEK in millions)	2006	2007
Intangible fixed assets	688	620
Tangible fixed assets	33,616	39,392
Marketable securities	5,791	7,674
Investment in VIE’s	7,341	9,251
Other noncurrent assets	4,602	7,653
Total noncurrent assets	52,038	64,590
Short-term investments	2,462	3,180
Cash and cash equivalents	884	708
Other current assets	4,812	6,630
Total current assets	8,158	10,518
Total assets	60,196	75,108
Total shareholders’ equity	17,465	20,475
Minority Interest	162	171
Deferred income taxes	1,516	1,882
Pension liabilities	2,718	2,396
Other provisions	1,667	2,713
Long-term debt	25,995	29,347
Other noncurrent liabilities	1,515	11,800
Total noncurrent liabilities	27,510	41,147
Short-term debt	4,776	985
Other current liabilities	4,382	5,339
Total current liabilities	9,158	6,324
Total shareholders’ equity and liabilities	60,196	75,108

32    Additional US GAAP Disclosures

Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

(a) Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no material effect on the consolidated financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the 12-month period ended December 31, 2007, the Company did not have any material unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized. The Company records interest and penalties related to unrecognized tax benefits in tax expenses in the consolidated financial statements. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file income tax returns in various tax jurisdictions, particularly in Sweden and the UK. The income tax returns in Sweden are open to examination by the local tax authorities for the tax years beginning in 2002 and in the UK income tax returns for the tax years beginning in 1997.

The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

	As of December 31,
(SEK in millions)	2006	2007
Deferred tax liabilities:
Property, vessels and equipment	2,124	2,585
Investments	580	202
Other	262	337
Total deferred tax liabilities	2,966	3,124
Deferred tax assets:
Property, vessels and equipment	710	883
Tax loss carryforwards	815	817
Investments	647	509
Provisions	40	185
Other	255	—
Total deferred tax assets	2,467	2,394
Less deferred tax assets not recognized	(638)	(552)
Net deferred tax assets	1,829	1,842
Net deferred tax liability under US GAAP	1,137	1,282
Out of which
Deferred tax assets	379	600
Deferred tax liability	1,516	1,882
Net deferred tax liability	1,137	1,282

The valuation allowances (deferred tax not recognized) were SEK 1,317 million as of January 1, 2005.

The valuation (decreased)/increased by SEK (736) million, SEK 57 million and SEK (86) million during the years ending December 31, 2005, 2006 and 2007, respectively.

32    Additional US GAAP Disclosures — continued

The determination of the amount of unrecognized deferred tax liability in respect of the cumulative amount of undistributed earnings of subsidiaries that would be taxed on remittance is not practicable.

Income before tax in accordance with US GAAP:

	2005	2006	2007
Sweden	2,139	1,562	742
Rest of the world	(104)	1,636	2,925
Total	2,035	3,198	3,667

(b) Long-term Debt

For Swedish GAAP purposes, certain borrowings that have formal repayment dates in 2008 have been classified as long-term, because the Company intends to refinance those borrowings on a long-term basis. See Note 20. Those borrowings, which amount to SEK 2,885 million and SEK 5,267 million at December 31, 2006 and 2007, respectively, would be classified as short-term in a US GAAP consolidated balance sheet.

(c) Net gain on sale of vessels and property

For Swedish GAAP purposes, net gain on sale of vessels and property are included as a component of revenues. For US GAAP purposes these net gains would be excluded from revenues and included as a separate component of income from operations.

(d) Comprehensive Income

The Company has adopted SFAS No. 130, ‘‘Reporting Comprehensive Income’’, which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders’ equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses and available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP was as follows:

32    Additional US GAAP Disclosures — continued

	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2004		(1,829)
Net income	1,990
Available for sale securities	116	116
Minimum liability, pensions	326	326
Foreign currency translation adjustment	441	441
Comprehensive income 2005	2,873
Balance as of December 31, 2005		(946)
Net income	2,979
Adoption of SFAS 158, pensions		(312)
Available for sale securities	498	498
Foreign currency translation adjustment	(887)	(887)
Comprehensive income 2006	2,590
Balances as of December 31, 2006		(1,647)
Net income	3,342
Pensions, SFAS 158	(45)	(45)
Available for sale securities	291	291
Foreign currency translation adjustment	(148)	(148)
Comprehensive income 2007	3,440
Balances as of December 31, 2007		(1,549)

(e) Pensions

Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

	Year ended December 31,
(SEK in millions)	2005	2006	2007
Service cost	53	45	62
Interest cost	149	502	719
Change in pension plans	1,536	498
Expected return on plan assets	(199)	(533)	(719)
Net amortization and deferral	122	(66)
Net periodic pension cost	1,661	446	62

32    Additional US GAAP Disclosures — continued

The changes in benefit obligation are as follows:

	As of December 31,
(SEK in millions)	2006	2007
Benefit obligation at beginning of year	9,364	13,198
Service cost	45	62
Interest cost	502	719
Actuarial gain (loss)	(54)	65
Change in pension plans	3,284
Benefit paid	(9)	(8)
Translation difference	66	(1,714)
Benefit obligation at end of year	13,198	12,322
Funded status	(13,198)	(12,322)
Additional minimum liability	—	—
Amounts recognized in the consolidated balance sheets as accrued pension liability	13,198	12,322

The change in fair value of plan assets are as follows:

	As of December 31,
(SEK in millions)	2006	2007
Assets at beginning of year	8,006	11,049
Actual return on plan assets	603	719
Company contributions	97	278
Members contributions	4	4
Change in pension plans	2,786
Benefits paid	(167)	(8)
Actuarial gain (loss)	(391	(848)
Other	111	(689)
Assets at end of year	11,049	10,505

Assumptions used in the calculation of pension obligations are as follows:

	2005	2006	2007
Weighted discount rate	4.25-5.00%	3.90%-5.20%	4.40%-5.80%
Expected long-term rate of return on assets	4.50-7.50%	7.50%	5.00%-7.50%
Rates of increase in compensation levels	3.25-3.85%	3.00-3.95%	3.00%-4.30%

(f) Material Financial Contracts

Revolving credit facility.    On December 8, 2004, Stena Holland BV (formerly Stena International B.V.) and Stena (Switzerland) AG (‘‘SSAG’’) entered into a $1 billion secured revolving credit facility with a syndicate of financial institutions, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ), Nordea Bank AB (publ), Citigroup Global Markets Limited, DnB NOR Bank ASA and HSBC Bank plc act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The $1 billion revolving credit facility was made available for the purposes of refinancing Stena Holland BV’s existing debt, including the 2002 and 2001 revolving credit facilities, together with certain other vessel financings, and to provide financing for general corporate purposes. Stena Holland BV’s and SSAG’s obligations under the $1 billion revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

32    Additional US GAAP Disclosures — continued

The final maturity of the $1 billion revolving credit facility is January 28, 2013. Borrowings under the $1 billion revolving credit facility bear interest at a rate equal to the aggregate of LIBOR plus an applicable margin, which ranges from 0.60% to 0.725%, depending on the level of utilization of the facility. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable at six-month intervals. The facility gives the option to drawdown advances for periods of one, two, three or six months, or for other periods with the consent of the lenders. Commitment fees and guarantee indemnity fees will be based on the level of utilization of the facility.

The obligations of Stena Holland BV and SSAG under the $1 billion revolving credit facility are secured by, among other things, first priority security interests on Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Stena Don, Stena Forwarder, Stena Baltica, Stena Carisma (and its linkspans), Stena Danica, Stena Discovery, Stena Europe, Stena Forecaster, Stena Forerunner, Stena Foreteller, Stena Germanica, Stena Scandinavica, Stena Scanrail, Stena Seatrader and the Holyhead and Stranraer ports. In the event that an asset securing the $1 billion revolving credit facility is sold or declared a total loss, availability under the $1 billion revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of any debt secured by a prior mortgage therein) to 140% of the facility amount.

The $1 billion revolving credit facility imposes various financial and operating covenants upon the Restricted Group. Among other things, the principal financial covenants (i) require us to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and cash equivalents of not less than $50 million, (iii) require our net debt to be no greater than 65% of the capitalization, and (iv) require us to maintain ownership of the security parties that, at the date of execution of the credit facility agreement, are members of the Stena AB group.

As of December 31, 2007, the amount of indebtedness under the $1 billion revolving credit facility was $575 million plus $21 million used in connection with guarantees and letters of credit.

Adactum secured bank facility.    On October 16, 2006, Adactum entered into a new secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ) with a total principle amount of SEK 450 million. The facility matures on October 16, 2009 and bears interest at a rate based on Stockholm Interbank Offered Rates plus an applicable margin of 0.75%. Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The shares in listed companies held by Adactum are pledged as security for the facility. The facility includes a cross-default provision ($15 million threshold) with respect to debt of Stena AB, Adactum or any present or future subsidiary of Stena AB. As of December 31, 2007, SEK 450 million under the facility was utilized. The facility is non-recourse to Stena AB.

Stena Royal secured bank facility.    On September 28, 2007, Stena Royal, an unrestricted subsidiary, entered into a new $350 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility matures on September 28, 2012, subject to our option to extend it for up to two additional years. The facility bears interest at a rate based on LIBOR, EURIBOR or Stockholm Interbank Offered Rates as applicable depending on currency drawn down plus an applicable margin of 0.45% to 0.70% depending on the ratio between the aggregated drawn down amount and the value of the underlying security. Stena Royal may select every time it borrows funds under the facility an interest period of three or six months or such other period as may be agreed up to a maximum of twelve months. Interest is payable at the end of the relevant interest period. The medium and long-term investment portfolios of shares in listed companies held by Stena Royal are pledged as

32    Additional US GAAP Disclosures — continued

security for the facility. The facility includes a cross-default provision ($30 million threshold) with respect to debt of Stena AB, Stena Royal or any present or future subsidiary of Stena AB. As of December 31, 2007, $109 million was utilized under the facility.

Debt in VIEs.     As of December 31, 2007, we had investments in four VIEs: Canyon Capital CDO-2002, Canyon Capital CLO-2004, Canyon Capital CLO-2006 and Canyon Capital CLO-2007. The assets and liabilities of the VIEs are consolidated in our financial statements, although the debt of the VIEs is non-recourse to Stena AB.
As of December 31, 2007, Canyon Capital CDO-2002 Ltd, Canyon Capital CLO-2004 Ltd and Canyon Capital CLO-2006 Ltd, had issued senior secured notes to fund their portfolio investments in the US high yield bond and corporate loan markets.

As of December 31, 2007, the total outstanding debt of all VIEs was SEK 8,021 million. The remaining funding for the VIEs has been provided by us and other investors as subordinated secured notes and preferred share capital.

Canyon Capital CDO-2002 Ltd issued senior secured notes maturing in May 2014, consisting of $222 million Class A notes, $10.9 million Class B notes and $11.2 million Class C notes. The Class A and B notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.60% and 3.75%, respectively, and the Class C notes bear a fixed interest rate of 12.88%. Interest is payable semiannually. Canyon Capital CLO-2004 Ltd issued notes maturing in October 2016, consisting of $200 million Class A1 notes, $77.5 million Class A2 notes, $36 million Class B notes, $29 million Class C notes and $16 million Class D senior secured notes. The Class A, B, and C notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.37%, 1.25% and 2.50%, respectively, and the Class D notes bear a fixed interest rate of 12.88%. Canyon Capital CLO-2006 Ltd issued senior secured notes maturing in August 2020, consisting of $266 million Class A notes, $15.2 million Class B notes, $22.8 million Class C notes, $22.8 million Class D notes and 13.3 million Class E notes. The notes bear interest at a variable rate of LIBOR plus a margin of 0.25-0.27% for Class A notes and 0.42%, 0.70%, 1.60% and 3.75% for Class B, C, D and E notes, respectively. Interest is payable semi-annually. Each series of notes is secured by the underlying securities held by the issuing VIE. Canyon Capital CLO-2007 is still in its ramp-up phase and is expected to close by the fourth quarter of 2008. Short term funding is provided by the arranging bank.

Senior Notes due 2013 and Senior Notes due 2016.    As of December 31, 2007, we had outstanding, $170.8 million principal amount of Senior Notes due 2013 and $172.0 million principal amount of Senior Notes due 2016. In 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016. In the first quarter of 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of March 31, 2008, there were $152.8 million of our Senior Notes due 2013 outstanding and $129 million of our Senior Notes due 2016 outstanding. The Senior Notes due 2013, issued in November 2003, mature on November 1, 2013, and interest is payable semi-annually on May 1 and November 1 of each year. The Senior Notes due 2014, are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The Senior Notes due 2016, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The Senior Notes due 2016 are redeemable at our option, in whole or in part, at any time on or after December 1, 2009. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. These senior notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

32    Additional US GAAP Disclosures — continued

Senior Notes due 2017 and Senior Notes due 2019.    As of December 31, 2007, we had outstanding €300 million principal amount of Senior Notes due 2017 and € 102 million principal amount of Senior Notes due 2019. The Senior Notes due 2017, issued in February 2007, mature on February 1, 2017, and interest is payable semi-annually on February 1 and August 1 of each year. The Senior Notes due 2019, issued in February 2007, mature on February 1, 2019, and interest is payable semi-annually on February 1 and August 1 of each year. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary indebtedness and limitations on liens on capital markets indebtedness. These senior notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

(g) Investment Securities

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale and held-to-maturity debt securities by major security type and class of security at December 31, 2007 and 2006 were as follows:

(SEK in millions)	Fair value*	Unrealized gains	Unrealized losses
At December 31, 2007
Available for sale:
Debt securities	1,993	23	(83)
Marketable/ Equity securities	7,674	608	(185)
	9,667	631	(268)
At December 31, 2006
Available for sale:
Debt securities	2,077	83	(19)
Equity securities	5,802	747	(86)
	7,879	830	(105)
*The carrying amount of available-for-sale securities is equal to the fair-value

(SEK in millions)	Carrying amount	Gross unrealized holding gains	Gross unrealized holding (losses)	Fair value
At December 31, 2007
Held to maturity:
Corporate debt securities	7,258	2	(348)	6,912
	7,258	2	(348)	6,912
At December 31, 2006
Held to maturity:
Corporate debt securities	5,264	28	(10)	5,282
	5,264	28	(10)	5,282

The fair values of debt securities (both available-for-sale and held-to-maturity investments) and equity securities are based on quoted market prices at the reporting date for those or similar investments.

Proceeds from the sale of investment securities available for sale and held to maturity were SEK 5,439 million and SEK 7,043 million in 2007 and 2006, respectively; net realized gains/losses included in other income in 2007 and 2006 were SEK 22 million and SEK 3 million respectively.

32    Additional US GAAP Disclosures — continued

The Company also maintains a SEK 3,180 million portfolio of investment securities classified as trading. These investments are subject to price volatility associated with any interest-bearing instrument. Net realized gains/losses on trading securities during the years ended December 31, 2007 and 2006 were SEK 106 million and SEK 397 million, respectively, and are included in financial income. Net unrealized gains/losses on trading securities held at year end and included in financial income for 2007 and 2006 were SEK (128) million and SEK (212) million, respectively.

(h) Shareholders equity

The Company’s consolidated shareholders’ equity include an amount of SEK 1,219 million and SEK 1,198 million for the years ended 2006 and 2007, respectively, representing their share of the equity method investments and the investments in VIE’s. The Company does not have control over the dividends to be distributed out of such funds.

(i) Recent issued U.S. accounting standards

In September 2006, FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007. We are currently assessing what the impact of the adoption of SFAS No. 157 will be on our financial position and results of operations.

In September 2006, FASB issued SFAS No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’’. Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. The Company has not yet adopted the measurement date provisions which are not effective until fiscal year 2008. The Company does not anticipate a material effect on its financial statements as a result of adoption of the measurement date provisions of SFAS No. 158.

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. The fair value option established by SFAS No. 159 permits, but does not require, all entities to choose to measure eligible items at fair value at specified election dates. An entity would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently assessing what the impact of the adoption of SFAS No. 159 will be on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), ‘‘Business Combinations’’. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. We are still assessing the impact of this pronouncement.

32    Additional US GAAP Disclosures — continued

In December 2007, the FASB issued SFAS No. 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements’’ – An Amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161, ‘‘Disclosures about Derivative Instruments and Hedging Activities’’. SFAS No. 161 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in SFAS No. 133. SFAS No. 161 is effective prospectively for periods beginning on or after November 15, 2008.

Schedule I

Report of Independent Registered Public Accounting Firm on Schedules

The Board of Directors
Stena AB (publ)

Under date of April 29, 2008 we reported on the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2007, and the related statement of changes in shareholders’ equity for each of the years in the two year period ended December 31, 2007, as contained in the Annual Report on Form 20-F for the year 2007. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Gothenburg, Sweden
April 29, 2008
KPMG Bohlins AB

Thord Elmersson
Authorized Public Accountant

Schedule II

Stena AB and Consolidated Subsidiaries
Valuation and Qualifying Accounts
Years ended December 31, 2005, 2006 and 2007

Description	Balance at Beginning of Year	Additions	Companies acquired	Deductions	Balance at End of Year
	(SEK in thousands)
Allowance for Doubtful Accounts:
December 31, 2005	26,010	17,342	19,626	(10,746)	52,232
December 31, 2006	52,232	22,198		(28,012)	46,418
December 31, 2007	46,418	2,760		(10,561)	38,617

Notes:

Additions includes foreign currency translation effect

Schedule III

Stena AB and Consolidated Subsidiaries
Property Cost and Accumulated Depreciation
December 31, 2007
(SEK in millions)

Notes:

(1)   Gross amount at which carried at end of the year:

	Year ended December 31,
	2005	2006	2007
	(SEK in millions)
Balance at beginning of year	19,476	18,314	19,075
Additions:
Purchase of companies	(524)	0	0
Additions	1,969	1,525	800
Foreign currency effect	408	(150)	70
	21,329	19,689	19,945
Deductions:
Disposals	2,977	523	360
Transfers	38	91	14
	3,015	614	374
Balance at end of year	18,314	19,075	19,571

(2)   Accumulated depreciation:

	Year ended December 31,
	2005	2006	2007
	(SEK in millions)
Balance at beginning of year	777	1,039	1,127
Depreciation charged	393	234	224
Properties sold	(161)	(41)	(84)
Transfers	(22)	(79)	0
Foreign currency effect	52	(26)	(7)
	1,039	1,127	1,260
Net book value	17,275	17,948	18,311

Stena AB and Consolidated Subsidiaries
Property and Accumulated Depreciation
December 31, 2005

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Net book value
Property data	(Mortgages) TSEK	TSEK	TSEK	[ 1 ] TSEK	[ 2 ] TSEK
SFAB, enclosure no 1	2,504,725	3,008,654	650,525	3,659,179	(289,295)	3,369,884
SFNAB, enclosure no 2	716,211	542,708	11,986	554,694	(54,815)	499,879
SFSAB, enclosure no 3	742,495	1,742,017	49,086	1,791,103	(68,420)	1,722,683
SFHKB, enclosure no 4	369,250	351,345	48,238	399,583	(19,386)	380,197
SFFAB group, enclosure no 5	5,553,983	8,089,080	256,066	8,345,146	(218,832)	8,126,314
Total Stena Fastigheter group	9,886,664	13,733,804	1,015,901	14,749,705	(650,748)	14,098,957
SRBV, enclosure no 6	1,835,467	2,065,055	99,468	2,164,523	(175,110)	1,989,413
SPBV, enclosure no 7	752,761	824,932	111,939	936,871	(29,759)	907,111
Total Stena Realty group	2,588,228	2,889,987	211,406	3,101,394	(204,869)	2,896,525
Total real estate	12,474,892	16,623,792	1,227,307	17,851,099	(855,617)	16,995,482
Stena Line, enclosure no 8		1,484,216	1,968	1,486,184	(379,737)	1,106,447
Adactum, enclosure no 9		146,251		146,251	(7,526)	138,725
NMM, Glasgow		57,348		57,348	(10,630)	46,718
Stena Drilling, Aberdeen		13,776		13,776	(7,316)	6,460
Scan-Port, Germany		15,726		15,726		15,726
Euro-Port, Denmark		1,322		1,322		1,322
Total buildings and land		1,718,639	1,968	1,720,607	(405,209)	1,315,398
Total		18,342,431	1,229,275	19,571,706	(1,260,826)	18,310,880

SCHEDULE III

Property and Accumulated Depreciation
December 31, 2006

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Järnbrott 126:4	33,699	12,501	2,888	15,389	(1,383)	1961	01/01/81	100 years
Kallebäck 7:8	10,505	7,155	497	7,652	(843)	1964	01/01/81	100 years
Kallebäck 12:4	9,000	8,545	585	9,130	(952)	1960	31/12/83	100 years
Stampen 26:2	97,500	73,253	6,114	79,367	(8,753)	1988	01/01/94	100 years
Järnbrott 164:22	39,000	29,488	649	30,137	(3,710)	1966	01/02/94	100 years
Sannegården 15:4	9,759	0	10,913	10,913	(1,303)	1973	01/01/83	100 years
Sannegården 15:5	18,750	40,662	−14,068	26,594	(2,298)	1973	01/01/83	100 years
Sannegården 22:19	3,115	−1	2,400	2,399	(277)	1973	01/01/83	100 years
Partille 3:234-5	0	95	1	96	0		01/01/83	100 years
Askim 70:4-6	120,000	159,164	4,922	164,086	(11,396)	1968/98	01/01/00	100 years
Askim 70:1	0	1	0	1	0	1968/98	01/01/00	100 years
Askim 59:38	0	1,000	56	1,056	(106)	1968/98	01/01/00	100 years
Linkärven 6	0	14,061	−5,038	9,023	(4,340)	1990	01/04/90	100 years
Järnbrott 144:5	8,625	8,008	263	8,271	(806)	1963	01/08/83	100 years
Kallebäck 4:1	36,950	15,122	2,711	17,833	(1,455)	1963	01/08/83	100 years
Kobbegården 257:3	28,500	19,369	1,584	20,953	(1,748)	1970	01/08/81	100 years
Kobbegården 257:1	30,000	29,094	3,091	32,185	(3,108)	1970	01/08/81	100 years
Kobbegården 257:2	25,000	0	0	0	0	1970	01/08/81	100 years

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2006

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Askim 70:2	27,181	−21,412	47,847	26,435	(3,008)	1968	01/08/81	100 years
Askim 70:3	48,195	14,452	6,145	20,597	(1,136)	1968	01/08/81	100 years
Kobbegården 6:139	0	9,180	11,345	20,525	(2,312)	1974	01/03/86	100 years
Gullbergsvass 5:121	78,000	90,011	15,309	105,320	(14,689)	1988	01/04/94	100 years
Kobbegården 6:3	195,000	146,028	34,235	180,263	(15,596)	1970	12/97	100 years
Helsingör 10	39,500	15,940	3,816	19,756	(1,706)	1964	01/05/81	100 years
Kockum 20	8,996	7,840	3,589	11,429	(661)	1960	01/05/81	100 years
Kockum 21/22	23,700	11,464	2,907	14,371	(1,260)	1962	01/01/82	100 years
Bilden 10	21,000	6,759	18,159	24,918	(3,258)	1963	04/84	100 years
Almen 20	24,375	10,307	9,303	19,610	(1,683)	1966	05/81	100 years
Frans Suell 14	135,000	49,575	155,299	204,874	(25,140)	1906/36	02/91	100 years
Frans Suell 8	0	23,170	−23,170	0	0	1900/79	02/94	100 years
Frans Suell 10	0	24,000	−24,000	0	0	1900/79	02/95	100 years
Solbacken 22	10,475	7,470	3,711	11,181	(1,255)	1964	05/92	100 years

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2006

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Pilåkern 1	83,700	38,037	21,487	59,524	(5,524)	1959	05/81	100 years
Pilåkern 2	125	313	1,399	1,712	(120)	1960/70	05/81	100 years
Almen 16	5,400	5,066	−1,101	3,965	(361)	1961	05/81	100 years
Leonard 1	194,000	202,400	65,871	268,271	(26,668)	1970	11/00	100 years
Abel 14	80,000	142,339	16,293	158,632	(11,921)	1973	11/00	100 years
Abel 15	45,000	0	0	0	0	1973	11/00	100 years
Korpen 39	9,000	15,019	776	15,795	(1,230)	1960/70	01/99	100 years
Laboratorn 4	16,800	30,008	867	30,875	(2,661)	1960/70	01/99	100 years
Professorn 12	11,900	21,182	1,573	22,755	(2,096)	1960/70	01/99	100 years
Hilleröd 12	5,250	5,388	536	5,924	(576)	1962	01/81	100 years
Nyborg 22	32,000	15,307	1,798	17,105	(1,436)	1968	08/82	100 years
Solbacken 13	2,700	4,796	4,204	9,000	(1,393)	1965	06/86	100 years
Hymnen 1	22,400	13,660	14,797	28,457	(3,297)	1960/70	05/94	100 years
Kantaten 1	42,000	25,523	21,378	46,901	(4,633)	1960/70	05/94	100 years
Kantaten 2	33,600	18,592	15,298	33,890	(3,632)	1960/70	05/94	100 years
Kantaten 3	37,800	21,070	17,601	38,671	(4,421)	1960/70	05/94	100 years
Kantaten 6	27,300	18,666	16,057	34,723	(3,659)	1960/70	05/94	100 years

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2006

Description	Encum- brances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of con- struction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Docenten 6	13,500	10,040	10,193	20,233	(2,323)	1960/70	01/97	100 years
Laboratorn 2	20,700	13,550	12,375	25,925	(2,708)	1960/70	01/97	100 years
Professorn 9	19,400	14,272	11,965	26,237	(2,963)	1960/70	01/97	100 years
Professorn 11	21,800	18,487	10,353	28,840	(3,338)	1960/70	01/97	100 years
Laboratorn 3	21,800	18,811	12,274	31,085	(3,388)	1960/70	01/97	100 years
Altona 20 & 21	113,000	95,572	80,096	175,668	(33,363)	1966	09/98	100 years
Pontus 20	97,225	128,950	2,106	131,056	(8,355)	1935	04/01	100 years
Luggude 8	20,000	27,500	0	27,500	(1,377)	1967	04/01	100 years
Hämplingen 15	12,750	17,550	849	18,399	(1,284)	1964	04/01	100 years
Utanverket 13	48,750	70,107	629	70,736	(4,226)	1958	04/01	100 years
Kolga 6	55,000	75,402	3,552	78,954	(4,720)	1935	04/01	100 years
Ryttmästaren 17	0	39,196	581	39,777	(1,864)	1970	02/04	100 years
Fältspaten 1	60,000	83,030	0	83,030	(3,708)	1982	02/04	100 years
Masthugget 712:30		17,000	0	17,000	(2,763)	2005	2005	100 years
Hjälten 3	124,000	163,595		163,595	(3,016)		2005	100 years
Hjälmen 3	81,200	89,033	1,446	90,479	(1,573)		2005	100 years
Gropen 2	26,400	28,659		28,659	(558)		2005	100 years
Grottan 16	14,400	9,032	820	9,852	(180)		2005	100 years
Gnistan 13	12,800	8,923		8,923	(165)		2005	100 years
Gästgivaren 3	11,200	10,400		10,400	(195)		2005	100 years
Halmstad 6:4 mfl	0	0		0	0		2005	100 years
Gårdsten 58:1		545,839	16,425	562,264	(41,398)		2006	100 years
Tynnered 13:2		265,945	5,966	271,911	(3,187)		2006	100 years
Gårda 19:7		104,351		104,351	0
Consolidation		−236,259		−236,259	25,167
Total SFAB	2,504,725	3,008,654	650,525	3,659,179	−289,295
SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Erstavik 26: 8	20,800	16,032	688	16,720	(1,860)	1971-75	12/96	100 years
Erstavik 26: 9	21,078	17,149	700	17,849	(1,960)	1971-75	12/96	100 years
Erstavik 26: 10	20,500	16,552	785	17,337	(1,937)	1971-75	12/96	100 years
Erstavik 26: 11	47,500	32,632	1,010	33,642	(3,549)	1971-75	12/96	100 years
Erstavik 26: 12	44,900	31,121	164	31,285	(3,113)	1971-75	12/96	100 years
Erstavik 26: 13	42,100	27,907	430	28,337	(2,848)	1971-75	12/96	100 years
Erstavik 26: 14	37,200	24,969	160	25,129	(2,502)	1971-75	12/96	100 years
Erstavik 26: 15	36,208	24,594	97	24,691	(2,461)	1971-75	12/96	100 years
Erstavik 26: 16	36,700	24,541	138	24,679	(2,458)	1971-75	12/96	100 years
Erstavik 26: 17	36,800	25,221	631	25,852	(2,560)	1971-75	12/96	100 years
Erstavik 26: 18	41,200	30,169	105	30,274	(3,016)	1971-75	12/96	100 years
Erstavik 26: 20	7,000	4,311	81	4,392	(444)	1971-75	12/96	100 years
Erstavik 26: 28	14,700	16,128	627	16,755	(1,849)	1971-75	12/96	100 years
Erstavik 26: 29	15,225	16,264	678	16,942	(1,867)	1971-75	12/96	100 years
Erstavik 26: 30	14,800	16,212	878	17,090	(1,951)	1971-75	12/96	100 years
Erstavik 26:109	40,600	27,675	206	27,881	(2,785)	1971-75	12/96	100 years
Erstavik 26:110	40,800	28,578	627	29,205	(3,005)	1971-75	12/96	100 years
Erstavik 26:111	37,600	24,571	163	24,734	(2,461)	1971-75	12/96	100 years
Erstavik 26:113	38,900	26,058	116	26,174	(2,606)	1971-75	12/96	100 years
Erstavik 26:115	38,900	26,618	167	26,785	(2,667)	1971-75	12/96	100 years
Erstavik 26:117	41,500	27,035	180	27,215	(2,706)	1971-75	12/96	100 years
Erstavik 26:118	41,200	26,924	158	27,082	(2,694)	1971-75	12/96	100 years
Erstavik 26:434		6,174	3,197	9,371	(1,516)	1971-75	12/96	100 years
Erstavik 26:488		0		0	0	1971-75	12/96	100 years
Ongoing projects		25,273		25,273	0
TOTAL SFNAB	716,211	542,708	11,986	554,694	(54,815)

SCHEDULE III
enclosure 2

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Blackebergs Gård 1	41,475	17,885	3,545	21,430	(1,182)	1902	04/00	100 years
Hågern Större 16	350,000	400,516	1,982	402,498	(29,854)	1990	04/00	100 years
Tempelriddareorden 1	17,500	26,144	90	26,234	(1,604)	1964	12/01	100 years
Tempelriddareorden 2	12,110	17,482	70	17,552	(1,074)	1964	12/01	100 years
Tempelriddareorden 3	32,900	49,556	163	49,719	(3,039)	1964	12/01	100 years
Tempelriddareorden 4	26,600	38,642	74	38,716	(2,361)	1964	12/01	100 years
Tempelriddareorden 6	12,950	19,326	69	19,395	(1,186)	1964	12/01	100 years
Tempelriddareorden 7	32,900	48,879	146	49,025	(2,995)	1964	12/01	100 years
Tempelriddareorden 8	16,450	25,178	82	25,260	(1,544)	1964	12/01	100 years
Tempelriddareorden 9	19,950	31,505	52	31,557	(1,924)	1964	12/01	100 years
Söderbymalm 3:468	177,910	151,592	42,805	194,397	(10,197)		12/02	100 years
Gröna rutan 1	1,750	3,218	8	3,226	(197)	1964	12/01	100 years
Skansen 18	0	562,094		562,094	(11,263)		09/05	100 years
Ekebo	0	350,000		350,000	0
TOTAL SFSAB	742,495	1,742,017	49,086	1,791,103	(68,420)

SCHEDULE III
enclosure 3

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Haninge Söderbymalm 6:9	15,000	13,390	253	13,643	(643)	1955	07/01	100 years
Haninge Söderbymalm 6:10	28,000	24,720	2,682	27,402	(1,312)	1956	07/01	100 years
Haninge Söderbymalm 3:328	9,000	9,270	1,657	10,927	(512)	1956	07/01	100 years
Haninge Söderbymalm 3:329	10,000	11,330	2,035	13,365	(620)	1956	07/01	100 years
Haninge Söderbymalm 3:333	9,000	9,270	933	10,203	(488)	1957	07/01	100 years
Haninge Söderbymalm 3:372	9,000	10,300	1,667	11,967	(569)	1964	07/01	100 years
Haninge Söderbymalm 3:337	49,250	44,290	7,182	51,472	(2,504)	1964	07/01	100 years
Haninge Söderbymalm 9:1	29,000	29,870	4,949	34,819	(1,670)	1964	07/01	104 years
Haninge Söderbymalm 9:2	26,000	28,840	4,886	33,726	(1,618)	1964	07/01	105 years
Haninge Söderbymalm 6:13	10,500	14,573	2,554	17,127	(809)	1964	07/01	100 years
Haninge Söderbymalm 6:14	33,750	26,030	4,430	30,460	(1,484)	1964	07/01	100 years
Haninge Söderbymalm 6:15	18,250	15,624	2,449	18,073	(868)	1962	07/01	100 years
Haninge Söderbymalm 6:16	6,000	8,331	1,235	9,566	(456)	1962	07/01	100 years
Haninge Söderbymalm 7:16	56,500	47,694	8,057	55,751	(2,642)	1963	07/01	100 years
Haninge Söderbymalm 3:395	14,750	13,523	2,175	15,698	(757)	1967	07/01	100 years
Haninge Söderbymalm 3:476	45,250	44,290	1,094	45,384	(2,434)	1985	07/01	100 years
Ongoing projects				0	0
Totalt SFHKB	369,250	351,345	48,238	399,583	(19,386)

SCHEDULE III
enclosure 4

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Accumulated Depreciation	Date of construction	Date acquired	Life on which Depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK
Höken 56, 57, Malmö	78,370	125,347		(7,081)	1984	2004	100 years
Jerusalem 69, 70 Malmö	38,250	64,718		(3,143)	1966	2004	100 years
Möllebacken 23, Malmö	81,106	143,412		(7,721)	1983	2004	100 years
Stralsund 33, Malmö	90,102	143,888		(5,614)	1974	2004	100 years
Björnen 4, Malmö	25,715	41,124		(1,359)	1986	2004	100 years
Gabriel 9, Malmö	74,573	119,639		(3,973)	1985	2004	100 years
Mården 3, Malmö	56,361	98,602	84	(11,199)	1988	2004	100 years
Axel 33, Malmö	177,181	324,405	418	(50,298)	1988	2004	100 years
Bornholm 6, Malmö	77,337	123,864	133	(3,820)	1975	2004	100 years
Granen 14, Malmö	28,293	43,690	1,286	(5,077)	1979	2004	100 years
Fretten 11, 13 Malmö	88,167	140,862	0	(6,146)	1979	2004	100 years
Nötskrikan 17, Malmö	43,669	69,833	0	(3,754)	1900	2004	100 years
Jägaren 1, Nöbb. 2:15	12,981	15,828	640	(3,818)	1980	2004	100 years
Jägaren 2-3, villebrådet 1 Lund	94,843	130,038	14,092	(11,612)	1973	2004	100 years
Kilen 18, Lund	108,976	164,215	0	(11,310)	1990	2004	100 years
Kilen 19, Lund	66,385	102,943	594	(8,379)	1992	2004	100 years
Cedern 17	99,240	49,058	0	(12,010)	1970	2004	100 years
Danzig 22	15,975	27,818	291	(4,926)	1961	2004	100 years
Elefanten 41	72,000	135,257	14,161	(27,108)	1989	2004	100 years
Hermodsdal 2	21,675	34,775	435	(8,740)	1963	2004	100 years
Lars 4	14,790	29,554	409	(5,178)	1958	2004	100 years
Mjödet 11	75,225	131,451	6,550	(27,921)	1968	2004	100 years
Stacken 11	21,420	33,212	42	(8,465)	1960	2004	100 years
Vårdkasen 2	11,050	17,950	823	(4,117)	1968	2004	100 years
Hörby Häggenäs 9:62	0	228	0	(4)	Other	2004	100 years
Tolered 129:25 mfl.	80,750	91,425	179,827	(14,857)	1960	2004	100 years
Järnbrott 117:5 mfl.	282,200	405,101	0	(37,548)	1962	2004	100 years
Kortedala 92:5 mfl.	70,550	129,592	0	(22,874)	1958	2004	100 years
Kortedala 105:5	41,752	65,786	0	(5,165)	1957	2004	100 years
Kortedala 105:3 mfl	157,998	248,833	653	(17,228)	1956	2004	100 years

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Accumulated Depreciation	Date of construction	Date acquired	Life on which Depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK
Johanneberg 39:15	140,269	207,628	85	(6,993)	1981	2004	100 years
Backa 7:12 mfl	142,450	200,091	3,320	(7,099)	1965	2004	100 years
Backa 886:694-695	0	0	0	0	Other	2004	100 years
Tynnered	557,600	764,489	934	(34,134)	1967	2004	100 years
Prästhult 1:6	0	217	0	(2)	Land	2004	100 years
Tolered	183,600	248,530	31,289	(26,119)	1960	2004	100 years
Jursta 3:5 och Jursta 3:6	0	30,090		(12,653)	Other	2004	100 years
Jursta 3:6	0	0		0	Other	2004	100 years
Kungsängen 7:6, Uppsala	32,400	53,295		(11,566)	1961	2004	100 years
Luthagen 80:1, Uppsala	125,600	221,150		(19,649)	1991	2004	100 years
N Kvarngärdet, Uppsala	204,000	350,139		(22,403)	1963	2004	100 years
Brahehus 1, Malmö	59,450	117,841		(9,977)	1957	2004	100 years
Holmen 1, Malmö	90,400	153,803		(16,078)	1982	2004	100 years
Stora Björnen 11	7,604	12,223		(421)	Other	2004	100 years
Vittran 1	57,000	83,035		(2,872)	Other	2004	100 years
Lantbon 15	1,500	37,013		(3,550)	Other	2004	100 years
Handlaren 24	22,262	28,577		(988)	Other	2004	100 years
Båtsmannen 1-2	12,590	20,201		(675)	Other	2004	100 years
Geväret 3-5 & 7	18,407	22,276		(757)	Other	2004	100 years
Gärdet 16 & 18	7,712	8,674		(291)	Other	2004	100 years
Ingenjören 6	7,129	9,366		(314)	Other	2004	100 years
Laxen 23	3,456	4,435		(150)	Other	2004	100 years
Nämndemannen 1	4,113	5,616		(190)	Other	2004	100 years
Tegen 2-4	14,473	17,647		(599)	Other	2004	100 years
Täfteå 10:202	0	7,769		(275)	Other	2004	100 years
Aspgärdan 19	13,300	19,992		(683)	Other	2004	100 years
Flyttfågeln 2	56,600	82,287		(3,141)	Other	2004	100 years
Hygget 1	31,100	36,020		(1,679)	Other	2004	100 years
SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Accumulated Depreciation	Date of construction	Date acquired	Life on which Depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK
Jägaren 4	7,000	3,777		(131)	Other	2004	100 years
Jägaren 5	16,400	27,824		(976)	Other	2004	100 years
Järven 18	10,000	12,962		(481)	Other	2004	100 years
Järven 19	10,300	22,453		(1,000)	Other	2004	100 years
Krukan 15	23,000	37,950		(9,812)	Other	2004	100 years
Leoparden 2	12,100	11,975		(416)	Other	2004	100 years
Leoparden 4	10,300	19,539		(683)	Other	2004	100 years
Spetsen 15	5,700	7,081		(232)	Other	2004	100 years
Spetsen 16	10,300	14,367		(489)	Other	2004	100 years
Tranan 2-3	11,500	15,899		(533)	Other	2004	100 years
Masen 9	1,516	19,316		(615)	Other	2004	100 years
Sofiehem 2:156	19,000	20,154		(10,579)	Other	2004	100 years
Flyttfågeln 11	20,000	28,840		(613)	Other	2004	100 years
Hygget 75	5,000	17,510		(375)	1951	2004	100 years
Martallen, Sthlm	7,826	21,860		(1,185)	1931	2004	100 years
Källsmora 1:92 (ryttarfastighet)	0	208		(2)	1929	2004	100 years
Wahrenberg 11	155,200	232,575		(19,878)	1939	2004	100 years
Sjukhuset 3	222,510	316,713		(32,780)	1950	2004	100 years
Tornet 10-12	81,940	139,266		(20,620)	1969	2004	100 years
Vale 9	20,000	30,234		(3,616)	1961	2004	100 years
Odinslund 6	62,900	88,343		(6,772)	1925	2004	100 years
Danderyd 3:95	0	0		0	1965	2004	100 years
Dalkarlshugget 2	127,500	219,196		(5,814)	1967	2004	100 years
Rosenbrödet 1	0	26,519		(698)	1963	2004	100 years
Smörrutan 1	26,500	46,538		(1,216)	1964	2004	100 years
Wienerbrödet 1	79,500	132,250		(3,677)	1907	2004	100 years
Wienerkransen 3	52,105	96,654		(2,485)	1889	2004	100 years
Wienerkransen 1	0	39,103		(1,301)	1888	2004	100 years
Stativet 4	138,000	262,788		(18,989)	1942	2004	100 years

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Accumulated Depreciation	Date of construction	Date acquired	Life on which Depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK
Jakobsberg 2:1164	36,000	53,683		(6,527)	1989	2004	100 years
Järvakrogen 2	9,500	12,867		(370)	Other	2004	100 years
Sikreno 8	6,205	7,170		(2,826)	1924	2004	100 years
Stockshem 10	0	113,498		(29,070)	1903	2004	100 years
Skansen 18	0	0		0	1970	2005	100 years
Täckeråker 1:8, 1:9, 2:11	85	12,418		(10,219)	1991	2004	100 years
Täckeråker 2:14	36	3,959		(48)	Other	2004	100 years
Pelaren – Uppdelad i Pylonen 1 och Tornet 1	0	55,290		(1,218)	1972	2004	100 years
Näsbypark 73:5	0	0		0	1990	2004	100 years
Sfären 1-9, Solna	235,000	418,046		(133,638)	1938	2004	100 years
Tvålflingan 5	0	186,983		(36,570)	1973	2004	100 years
Autopiloten 5,9, Stockholm	21,996	47,849		(21,694)	Other	2004	100 years
Stockhem 11	76,415	123,986		(68,581)	Other	2004	100 years
Wahrenberg 9-10	132,700	283,831		(105,497)	Other	2004	100 years
Other		(509,094)		238,945
Elim on consolidation Dec 31, 2004		(628,152)		628,152
Total SFFAB	5,553,983	8,089,080	256,066	(218,832)

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Archimedeslaan	69,701	103,288	1,086	104,373	(3,782)	1996	03/06	100 years
Atoomweg	80,512	85,516	7	85,523	(6,963)	1979	07/02	100 years
Brain Park 30	51,434	58,801	3,546	62,348	(1,746)	1988	05/04	100 years
Brain Park 80	23,069	18,641	1,479	20,120	(5,507)	1989	11/89	100 years
Brain Park 120	36,471	25,742	6,067	31,809	(7,868)	1989	11/89	100 years
Breguetlaan	31,497	38,768	22	38,790	(980)	1992	04/06	100 years
Cessnalaan	33,562	49,734	0	49,734	(1,564)	1997	01/006	100 years
Eisenhowerlaan	22,022	31,505	208	31,714	(3,034)	1979	01/02	100 years
Haspelslaan	53,567	76,068	492	76,560	(3,577)	1986	07/01	100 years
Ottho Heldringstraat	79,897	46,784	1,237	48,021	(5,315)	1990	01/90	100 years
Hogehilweg 6	50,476	62,128	773	62,901	(2,082)	1986	07/06	100 years
Keizersgracht	35,398	38,306	5,314	43,620	(4,977)	1750	10/88	100 years
Kiotoweg	51,387	55,461	676	56,137	(5,311)	2002	08/02	100 years
Koninginnegracht 10	25,306	17,629	11,950	29,579	(2,231)	1984	06/98	100 years
Koninginnegracht 12	35,334	28,902	11,375	40,277	(2,270)	1984	06/98	100 years
Koninginnegracht 13	27,256	31,635	17	31,652	(2,233)	1990	12/97	100 years
Koninginnegracht 14	36,215	51,682	0	51,682	(2,387)	1994	09/01	100 years
Koninginnegracht 23	23,342	33,615	0	33,615	(3,198)	1971	01/02	100 years
Lichtenauerlaan	46,047	52,711	1,216	53,928	(3,723)	1997	03/04	100 years
Max Euwelaan	52,787	58,208	3,614	61,821	(3,983)	1988	05/04	100 years
Markthalle	48,321	91,737	−2,649	89,088	(39,647)	1987	12/87	100 years
Nacap	26,273	30,686	1,734	32,420	(3,732)	1989	07/89	100 years
Nacap01	99,233	108,369	462	108,831	(4,247)	1989	11/05	100 years
New York, Lijnden, 2 ihop	71,026	78,905	207	79,112	(3,032)	2001	12/01	100 years
Nieuwezijds Kolk	62,943	71,641	44	71,685	(2,972)	1996	04/05	100 years
Park Voorn	45,945	57,360	0	57,360	(7,076)	1989	10/89	100 years
Park Voorn 9	17,707	26,239	244	26,483	(703)	1989	02/06	100 years
Paviljoensgracht	63,031	70,913	994	71,907	(4,096)	1981	12/99	100 years

SCHEDULE III
enclosure 6

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
San Francisco, Lijnden	8,205	23,652	−16,888	6,764	(578)	2002	03/02	100 years
Scheveningseweg	40,701	41,490	4,835	46,325	(2,830)	1988	04/04	100 years
Schipolweg	108,684	69,760	25	69,786	(6,817)	1986	12/02	100 years
Stadhouderskade	71,593	76,876	12,055	88,931	(5,964)	1928	10/96	100 years
Rooseveltweg	37,173	40,655	1,681	42,336	(3,142)	1995	06/03	100 years
Rooseveltweg 11	49,394	60,796	9	60,805	(1,366)	2002	08/06	100 years
Veraartlaan	23,796	25,205	2,037	27,242	(1,625)	1978	08/99	100 years
Volmerlaan	99,668	43,308	14,928	58,236	(5,756)	1978	02/90	100 years
Westblaak	0	70,893	30,609	101,502	(1,348)	1976	12/06	100 years
Wilhelminalaan	52,513	61,663	60	61,723	(4,914)	1979	05/97	100 years
Zeestraat	43,983	49,782	0	49,782	(2,532)	1982	10/00	100 years
	0	0	0	0	0
Elim on consolidation
Dec 31, 2004		0		0	0
Total SRBV	1,835,467	2,065,055	99,468	2,164,523	(175,110)

SCHEDULE III
enclosure 6

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Hogehilweg	47,254	72,424	5,185	77,609	(3,809)	1986	09/05	100 years
Rue Brasseur, Luxemburg	165,947	162,593	9,888	172,481	(15,943)	1992	04/92	100 years
Sophia Antipolis, Nice	14,995	16,196	3,489	19,685	(2,055)	1989	03/90	100 years
Schiessstrasse, Duesseldorf	62,576	73,755	9,217	82,972	(4,063)	1990	06/89	100 years
WTC Sophia Antipolis	97,472	78,032	81,470	159,501	(7,155)	1990	12/00	100 years
Font de’l orme	30,904	29,382	7,827	37,209	(504)	1989	09/03	100 years
Les Deux Arcs	97,343	128,769	47	128,817	(38)	2003	12/04	100 years
Marco Polo	184,291	248,983	0	248,983	(1)	2003	12/06	100 years
Ecolucioles	99,233	87,223	0	87,223	0
Total SPBV	752,761	824,932	111,939	936,871	−29,759

SCHEDULE III
enclosure 7

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Initial cost to company	Costs capitalised	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK
Hotel Fredrikshavn		281,631		281,631	(185,159)			50 years
Hotel Grenå		0		0	0			50 years
Other buildings, Denmark		82,821		82,821	(70,957)			50 years
Port of Stranraer		152,459		152,459	(55,180)			40 years
Port of Holyhead		1,076,426		1,076,426	(344,477)			40 years
Port of Fishguard		220,541		220,541	(92,900)			40 years
Other		0	1,968	1,968	(1,241)			40 years
Hook of Holland		56,261		56,261	(40,185)			20 years
Port of Helsingborg		57,579		57,579	(48,963)			20 years
Port of Gothenburg		36,608		36,608	(20,725)			20 years
Other		903		903	(964)
Elim on consolidation
Oct 31, 2000		(387,919)		(387,919)	387,919
Elim on consolidation
Dec 31, 2002		(54,000)		(54,000)	54,000
Other		(39,094)		(39,094)	39,094
Total Stena Line		1,484,216	1,968	1,486,184	(379,737)
SCHEDULE III
enclosure 8

Property and Accumulated Depreciation
December 31, 2006

Description	Encumbrances	Total	Accumulated Depreciation	Date of construction	Date acquired	Life on which depreciation is computed
Property data	(Mortgages)	Buildings and land
	TSEK	TSEK	TSEK
Backa 170:2	29,400	26,593	(2,708)			50 years
Olskroken 35:5	12,500	0	0			50 years
Strand Norum 33:4	8,250	12,503	(967)			50 years
Ryda 9:13	600	2,479	(235)			50 years
Galeasen 1	4,000	6,010	(754)			50 years
Umeå Tolvmansgården 4	5,250	7,417	(231)			30 years
Stockholm Hjässan 18	18,900	26,785	(69)			30 years
Nacka Sicklaön 349:5	12,600	18,497	0			30 years
Arendal Rud 2:6 (ofri grund, pantsatt arrendekontrakt)	0	8,459	(1,159)			50 years
Valsätra 1:12 (ofri grund, pantsatt arrendekontrakt)	0	16,302	(942)			30 years
Lidingö 3:390 (ofri grund)		1,455	(25)			30 years
Mölnlycke Solsten 1:153		5,303	0			30 years
Investment in rented property	0	13,736	(19)			10-20 years
Envac		683	(398)			20 years
Elim		29	(19)
Total Adactum	91,500	146,251	(7,526)

SCHEDULE III
enclosure 9