Form 20-F/A
period 2007-12-31
STENA AB
filed 2008-11-03
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No ☒

TABLE OF CONTENTS

		Page
	Explanatory Note	4
Item 19.	Exhibits	5

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 originally filed with the Securities and Exchange Commission on April 29, 2008, is being filed solely for the purposes of re-signing Exhibits 12.1, 12.2, and 13.1. These Exhibits were not originally electronically signed, but are otherwise identical to those now filed.

This Amendment is not intended to revise other information presented in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 as originally filed, which remains unchanged. This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

4

Item 19.	Exhibits

The following exhibits are filed as part of this Amendment No. 1 to the Annual Report on Form 20-F/A.

Exhibit Number
12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated November 3, 2008.*
12.2	Certification of Staffan Hultgren, Director of Business Administration of Stena AB, dated November 3, 2008.*
13.1	Certification of Chief Executive Officer and Chief Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: November 3, 2008	STENA AB (publ)

	By:	/s/ Dan Sten Olsson
	Name:	Dan Sten Olsson
	Title:	Chief Executive Officer

	By:	/s/ Staffan Hultgren
	Name:	Staffan Hultgren
	Title:	Principal Financial Officer