Form 20-F
period 2008-12-31
STENA AB
filed 2009-04-30
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to

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

50,000 ordinary shares, par value SEK 100 per share
(as of December 31, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                                                                                                                                                       Yes ☐     No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                                               Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:                                            Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. (Check one):

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:                                                                                                         Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                                                                     Yes ☐     No ☒

Introduction

Unless otherwise indicated, all references in this Annual Report to “we,” “us,” “our,” and similar terms, as well as references to the “Company,” refer to Stena AB (publ) (“Stena AB”) and its subsidiaries.

Forward-looking Information

This Annual Report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by the use of forward-looking terminology including terms such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, changes in general economic and business conditions and markets; changes in laws and regulations; changes in currency exchange rates and interest rates; risks incident to vessel operations, including discharge of pollutants; introduction of competing services or products by other companies; changes in trading or travel patterns; increases of costs of operations or the inability to meet efficiency or cost reduction objectives; changes in our business strategies; and various other factors listed in this Annual Report and in our reports filed with the Securities and Exchange Commission (the “SEC”) from time to time. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, nor assume any obligation, to revise these forward-looking statements to reflect any future events or circumstances.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

The following selected consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2008 has been derived from the audited financial statements. The financial statements for the years 2004, 2005 and 2006 were prepared in accordance with accounting principles generally accepted in Sweden which were reconciled to generally accepted accounting standards in the United States. The financial statements for the years 2007 and 2008 were prepared in accordance with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards

Board (“IASB”), (see Note 1 and Note 36 for more information), which are applied as from January 1, 2007. The Consolidated Financial Statements are prepared in accordance with IFRS.

Currency of Presentation

Stena AB maintains its Consolidated Financial Statements in Swedish kronor. In this Annual Report, references to “SEK” are to Swedish kronor, references to “dollars,” “US$” or ”$” are to US dollars, references to “EUR”, “Euro” or ”€” are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on European Union, references to “DKK” are to Danish Kronor, references to “NOK” are to Norwegian Kronor and references to “pounds sterling”, “GBP” or ”£” are to British pounds. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into US dollars at specified rates. No representation is made that the Swedish kronor amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates. Unless otherwise stated, the translations of Swedish kronor into US dollars have been made at $1.00 = SEK 7.8770, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2008. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2008. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

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

Charter.  The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty. A vessel is “chartered in” by a lessee and “chartered out” by a lessor.

Classification society.  A private self-regulatory organization that has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or “classes” according to the society’s rules for each particular type of vessel.

Contract of affreightment.  A contract between a shipowner and a shipper, whereby the shipowner undertakes to carry a cargo over a certain route on specified occasions.

Conventional, day and night ferries.  Ferries designed to transport a combination of cars, trucks, freight trailers and passengers. This type of ferry comes in two different designs: the day ferry and the night ferry. Night ferries also provide cabin accommodation for passengers.

DnV.  Norwegian ship classification society.

DrillMAX.  Sixth generation, high specification, ultra-deepwater drillships, designed by Stena for world wide operations in harsh environments, including Norway.

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

Drydock.  A large basin where fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairing of those parts of a vessel that are below the water line.

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

Hull.  The shell or body of a ship.

IFRS.  International Financial Reporting Standards.

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

Semi-submersible rigs are divided into six generations, which are determined by rig design and the year of delivery of the units. Generally, first generation drilling rigs are drilling rigs that were delivered before 1973, second generation drilling rigs are drilling rigs that were delivered or upgraded between 1973 and 1981, third generation drilling rigs are drilling rigs that were delivered or upgraded between 1982 and 1985, fourth generation drilling rigs are drilling rigs that have been delivered or upgraded between 1986 and 1996, fifth generation drilling rigs are drilling rigs that have been delivered or upgraded between 1997 and 2005 and sixth generation drilling rigs are drilling rigs that have been delivered or upgraded since 2006.

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

Shuttle tankers.  A tanker, usually with special fittings for mooring, that lifts oil from offshore fields and transports it to a shore side storage or refinery terminal on repeated trips.

Special purpose entities (SPEs).  Our investments in companies whose purpose is to make investments, primarily in high yield securities and corporate bank loans.

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

VLCC.  Very large crude carrier — a tanker of 200,000 dwt to 320,000 dwt.

SELECTED FINANCIAL DATA

	YEAR ENDED DECEMBER 31,
	2004(1)	2005(1)	2006(1)	2007(2)	2008(2)	2008(2)
	SEK	SEK	SEK	SEK	SEK	USD(3)
	(in millions)

CONSOLIDATED GROUP

INCOME STATEMENT DATA:
Total revenues	16,721	19,619	22,895	22,402	26,472	3,362
Direct operating expenses	(10,943)	(12,631)	(13,547)	(14,085)	(16,679)	(2,118)
Selling and administrative expenses	(1,761)	(1,861)	(2,127)	(2,177)	(2,920)	(371)
Depreciation and amortization	(1,790)	(2,734)	(2,634)	(1,680)	(2,501)	(318)
Total operating expenses	(14,494)	(17,226)	(18,308)	(17,942)	(22,100)	(2,807)
Income from operations	2,227	2,393	4,587	4,460	4,372	555
Share of associated companies’ result	17	21	27	(61)	(80)	(10)
Interest income	382	567	737	919	957	121
Interest expense	(1,135)	(1,395)	(1,649)	(1,739)	(2,260)	(287)
Other financial items(4)	965	876	1,027	882	(1,611)	(205)
Minority interest	(77)	(21)	(23)	(21)	7	1
Income before taxes	2,379	2,441	4,707	4,440	1,385	174
Net income	2,359	2,268	4,339	3,808	1,752	225

BALANCE SHEET DATA
Cash and marketable securities(5)	5,088	9,252	9,148	11,562	9,174	1,165
Investments in SPEs(6)	4,440	5,753	7,341	9,251	9,973	1,266
Total assets	46,311	54,812	60,417	81,524	97,369	12,361
Debt in SPEs(6)	3,925	4,844	6,302	8,021	9,492	1,205
Other debt(7)	23,024	26,793	24,469	32,731	45,490	5,775
Shareholders’ equity	13,419	15,132	18,587	26,215	27,087	3,439

OTHER FINANCIAL DATA
Capital expenditures	(3,343)	(5,152)	(8,148)	(8,368)	9,696	1,231
Cash dividends paid	(70)	(195)	(215)	(550)	(390)	(50)
Cash flow from operating activities	1,456	2,405	3,579	4,586	5,381	686
Cash flow used in investing activities	(5,331)	(2,950)	(7,299)	(12,862)	(7,397)	(939)
Cash flow from financing activities	4,536	1,850	1,092	8,064	2,714	342

CONSOLIDATED AMOUNTS (US GAAP)
Income from operations	2,340	2,165	3,635
Net income	1,852	1,990	2,979
Total assets	45,319	55,229	60,196
Shareholders’ equity	11,982	14,913	17,465

(1)	According to Swedish GAAP.

(2)	According to IFRS.

(3)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.8770, the Noon Buying Rate on December 31, 2008.

(4)	Other financial items refer to financial income (expense), including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).

(5)	Cash and marketable securities consist of cash and cash equivalents, short-term investments and marketable securities.

(6)	As of December 2008, we had invested in four SPEs.

(7)	Other debt includes short-term interest bearing debt, long-term interest bearing debt and capitalized lease obligations, current and non-current.

Restricted Group Data as of December 31, 2008

We issued $200 million Senior Notes due 2012 in November, 2002, $175 million Senior Notes due 2013 in December, 2003 and $250 million Senior Notes due 2016 in November, 2004. In 2005 and 2006 we repurchased $6 million and $5 million principal amount, respectively, of the Senior Notes due 2012. For the year ended December 31, 2008, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and four subsidiaries, Mondaldi Ltd, Stena Investment Luxembourg S.á.r.l. (“Stena Investment”), Stena Royal S.á.r.l. (“Stena Royal”), and Stena Adactum AB (“Adactum”), whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than one small property), together with Mondaldi Ltd, Stena Investment, Stena Royal and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

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

During 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78.0 million of our Senior Notes due 2016. As of December 31, 2007, we had outstanding $170.8 million principal amount of Senior Notes due 2013 and $172.0 million principal amount of Senior Notes due 2016.

During 2008, we repurchased $17.7 million of our Senior Notes due 2013 and $43.3 million of our Senior Notes due 2016. As of December 31, 2008, we had outstanding $153.1 million principal amount of Senior Notes due 2013 and $128.7 million principal amount of Senior Notes due 2016. As of March 31, 2009, there were $153.1 million of our Senior Notes due 2013 outstanding and $128.7 million of our Senior Notes due 2016 outstanding.

SELECTED RESTRICTED GROUP FINANCIAL DATA

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

	YEAR ENDED DECEMBER 31,
	2006(1)	2007(2)	2008(2)	2008(2)
	SEK	SEK	SEK	USD(3)
	(in millions)

RESTRICTED GROUP

INCOME STATEMENT DATA :
Revenues from operations	16,731	17,550	20,617	2,617
Net gain on sale of vessel	2,313	253	203	26
Net gain on sale of properties	63	—	—	—
Total revenues	19,107	17,803	20,820	2,643
Direct operating expenses	(11,289)	(11,547)	(13,083)	(1,661)
Selling and administrative expenses	(1,776)	(1,773)	(2,109)	(268)
Depreciation and amortization	(2,401)	(1,645)	(2,376)	(302)
Total operating expenses	(15,455)	(14,966)	(17,568)	(2,231)
Income from operations	3,641	2,838	3,252	412
Interest income	292	543	474	60
Interest expense	(753)	(643)	(887)	(113)
Other financial items(4)	371	(237)	206	26
Total financial income and expense	(90)	(337)	(207)	(27)
Minority interest	(2)	(2)	(3)	0
Income before taxes	3,549	2,499	3,042	385
Net income	3,332	2,077	3,010	381

(1)	According to Swedish GAAP.

(2)	According to IFRS.

(3)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.8770, the Noon Buying Rate on December 31, 2008.

(4)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).

	YEAR ENDED DECEMBER 31,
	2007(1)	2008(1)	2008(1)
	SEK	SEK	USD(2)
	(in millions)

RESTRICTED GROUP

BALANCE SHEET DATA:
Intangible fixed assets	177	398	51
Tangible fixed assets	22,744	33,541	4,259
Marketable securities	610	885	112
Other noncurrent assets	13,936	13,654	1,734

Total noncurrent assets	37,467	48,478	6,156

Short-term investments	2,559	3,618	458
Cash and cash equivalents	505	917	116
Other current assets	7,200	9,716	1,234

Total current assets	10,264	14,251	1,808

Total assets	47,731	62,729	7,964

Total shareholders’ equity	19,599	23,672	3,006
Deferred income taxes	1,400	778	99
Other provisions	4,149	3,140	399

Long-term debt	17,003	27,225	3,456
Other noncurrent liabilities	828	2,591	329

Total noncurrent liabilities	17,831	29,816	3,785

Short-term debt	1,115	972	123
Other current liabilities	3,637	4,350	552

Total current liabilities	4,752	5,322	675

Total shareholders’ equity and liabilities	47,731	62,729	7,964

(1)	According to IFRS.

(2)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.8770, the Noon Buying Rate on December 31, 2008.

	YEAR ENDED DECEMBER 31,
	2007(1)	2008(1)	2008(1)
	SEK	SEK	USD(2)
	(in millions)

RESTRICTED GROUP

CONSOLIDATED STATEMENT OF CASH FLOW:
Net income	2,077	3,010	381
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,645	2,376	302
(Gain)/loss on sale of property, vessels and equipment	(253)	(203)	(26)
(Gain)/loss on securities, net	58	(180)	(23)
Unrealized foreign exchange (gains) losses	(149)	(125)	(16)
Deferred income taxes	335	(164)	(21)
Minority interest	3	3	0
Other non cash items	65	(165)	(21)
Provision for pensions	(221)	(235)	(29)
Net cash flows from trading securities	(699)	994	126
Changes in working capital	1,377	(185)	(22)

Net cash provided by/(used in) operating activities	4,238	5,126	651

Net cash flows from investing activities:
Purchase of intangible assets	(37)	(44)	(6)
Cash proceeds from sale of property, vessels and equipment	821	692	88
Capital expenditure on property, vessels and equipment	(7,299)	(7,878)	(1,000)
Purchase of subsidiary net of cash acquired	—	(53)	(7)
Proceeds from sale of securities	95	691	88
Purchase of securities	(233)	(1,448)	(184)
Increase of non-current assets	(38)	(589)	(75)
Decrease of non-current assets	10	424	54
Other investing activities	(18)	(990)	(126)

Net cash used in investing activities	(6,699)	(9,195)	(1,168)

Net cash flows from financing activities:
Proceeds from issuance of debt	6,915	6,418	815
Principal payments on debt	(2,352)	(1,093)	(139)
Net change in borrowings on line-of-credit agreements	440	120	15
Proceeds from new capitalized lease obligations	—	46	6
Principal payments capital lease obligations	(38)	(686)	(87)
Net change in restricted cash accounts	(692)	(1,922)	(244)
Intercompany accounts	(1,123)	1,353	172
Dividends paid	(550)	(390)	(49)
Other financing activities	(313)	618	78

Net cash provided by financing activities	2,287	4,464	567

Effect of exchange rate changes on cash and cash equivalents	22	17	2

Net change in cash and cash equivalents	(152)	412	52

Cash and cash equivalents at beginning of year	657	505	64

Cash and cash equivalents at end of year	505	917	116

(1)	According to IFRS.

(2)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.8770, the Noon Buying Rate on December 31, 2008.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and US dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per US $1.00.

YEAR ENDED DECEMBER 31,	AVERAGE(1)	HIGH	LOW

2004	7.3320	7.7725	6.5939
2005	7.5200	8.2434	6.6855
2006	7.3098	7.9656	6.7674
2007	6.7575	7.1060	6.2356
2008	6.5935	8.4858	5.8346
October 2008	—	8.0805	6.9107
November 2008	—	8.4380	7.5957
December 2008	—	8.4858	7.6754
January 2009	—	8.5146	7.5740
February 2009	—	9.0981	7.9613
March 2009	—	9.3294	7.9144

(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

On April 28, 2009, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 8.1816.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2008, we had outstanding consolidated indebtedness (excluding SPEs) of SEK 45.5 billion, of which SEK 16.6 billion was the obligation of unrestricted subsidiaries (as defined in the indentures governing our indebtedness). Our total interest bearing debt (excluding SPEs) as a percentage of our total capitalization (excluding SPEs) was approximately 60%. For the Restricted Group, the total interest bearing debt as a percentage of total capitalization was approximately 54%.

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

Subject to compliance with various financial and other covenants imposed by our revolving credit facilities, the agreements governing our other indebtedness and the indentures governing our Senior Notes, we and our subsidiaries may incur additional indebtedness from time to time, including to finance the purchase or completion of newbuildings and other vessels. As of March 31, 2009, the remaining unpaid cost for the two Superferries we ordered from a shipyard in Germany in November 2006 was approximately €331 million, the total remaining cost for the two RoPax vessels we ordered from a shipyard in Korea in August 2007 was approximately €187 million and the aggregate remaining cost for our two DrillMAX drillships on order from a shipyard in Korea, fully equipped, was approximately $1.4 billion.

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

Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The indentures governing our Senior Notes due 2013 and 2016 contain covenants that restrict the ability of our subsidiaries to enter into agreements limiting distributions and transfers, including dividends; the indentures governing our Senior Notes due 2017 and 2019 do not contain these covenants. However, our real estate operations and certain of our investment activities are conducted through unrestricted subsidiaries that are not bound by restrictive provisions of these indentures and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under our Senior Notes.

We conduct our real estate operations and certain investment activities through subsidiaries that are not subject to certain restrictive provisions in our indentures.

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the indentures governing our Senior Notes, the subsidiaries that conduct our real estate operations (other than one small property) and the subsidiaries that conduct a large portion of our investment activities are designated as unrestricted subsidiaries. As a result, these unrestricted subsidiaries are not bound by the restrictive provisions of our indentures. As of December 31, 2008, these unrestricted subsidiaries had outstanding indebtedness (including SPEs) of approximately SEK 26.1 billion, all of which was non-recourse to Stena AB and its restricted subsidiaries. Such debt of the real estate subsidiaries is secured by their real property interests, the debt of Adactum is secured by its investments in listed shares, and the credit facility of Stena Royal is secured by its medium and long-term investment portfolios. Neither we nor any of our restricted subsidiaries have guaranteed payment of any of this indebtedness. There is no limitation in the indentures on the amount of indebtedness our unrestricted subsidiaries may incur in the future. The indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries.

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

In addition, because the covenant of the indentures governing our Senior Notes due 2013 and 2016 prohibiting, subject to certain limitations, the creation of limitations on the ability of our subsidiaries to pay dividends does not apply to the unrestricted subsidiaries, and because our real estate investments are subject to significant indebtedness, there can be no assurance that the cash flows or assets of the unrestricted subsidiaries will be available to us to pay our obligations under any of our indebtedness. All our indentures also provide for designating other of our subsidiaries as unrestricted subsidiaries. The indentures governing our other Senior Notes do not contain any prohibitions on the creation of limitations on the ability of our subsidiaries to pay dividends.

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

Fuel represents a significant cost incurred by us in the operation of our fleet. Fuel prices increased substantially in 2007 and in the first half of 2008 after which it significantly decreased. Fuel prices may however continue to increase. In addition, HSS vessels consume significantly more fuel than conventional ferries. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In recent years, prices for fuel have increased substantially and have been volatile. Further or sustained increases in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects resulting in loss of carryings.

We seek to reduce our exposure to adverse changes in fuel prices by entering into hedging transactions. We primarily use swaps and options to hedge our exposure to variations in the price of fuel. However, there can be no assurance that such hedging activities will be successful, and at times our bunker fuel requirements are not fully hedged. Increases in fuel prices have required us to take impairment charges with respect to our three HSS 1500 vessels, one of which was taken out of service in January 2007 because it was unprofitable to operate that vessel on its route. The depreciation and amortization charges in the year ended December 31, 2006 included an impairment charge of SEK 710 million. There were no impairment charges related to these vessels in 2007 or in 2008.

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

The offshore drilling rig market is highly competitive. All our drilling units are currently under contract, with expiration dates ranging from the end of 2009 to 2014. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes. No assurances can be given with respect to future demand for such rigs or the prices at which they may be contracted after the existing contracts expire.

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

In the case of our RoRo and RoPax vessels, the substantial portion of our vessel utilization has been through long-term charters. For the five years ended December 31, 2008, the RoRo and RoPax vessels have averaged a utilization rate of approximately 97.9%. As of March 31, 2009, all of the vessels in our fleet of nine owned and chartered in RoRo and RoPax vessels (including one RoRo vessel in which we have a 50% ownership interest and one finance leased RoPax vessel) were under charter, with expiration dates ranging from November 2009 to December 2012. In addition, we own the laid up HSS vessel, Stena Discovery, which was taken out of operation by Stena Line in January 2007. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2008, our drilling rig utilization rate has averaged approximately 89.2%. All our drilling units are currently under contract with expiration dates ranging from the end of 2009 to 2014. There can be no assurance that we will be able to enter into future rig charter contracts after our current contracts expire. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations. We expect a significant number of new drilling rigs to be delivered in the coming years, which could have a negative effect on charter rates.

For the five years ended December 31, 2008, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged approximately 98.0%. Although we have long-term time charters in place for seven of our ten owned and finance leased tankers (including five tankers in which we have a 50% ownership interest), 25 of our 31 chartered in tankers were trading on the spot market as of March 31, 2009. There can be no assurance that rates on the spot market will not decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The time charters for our two finance leased tankers expire in 2011 and 2013. We expect a significant number of new tankers to be delivered in the coming years, which could have a negative effect on charter rates.

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

Our financial results may be affected by general changes in the global financial markets and economies.

Our results may be affected by disruptions in the global financial markets and changes in the world economies.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business .

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and early 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “ war and strikes “ listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs for employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally US dollars, British pounds, Euros and Norwegian kroner. In particular, we incur significant expenses in US dollars for fuel and for expenses in our tanker and offshore drilling operations, and as of December 31, 2008, approximately SEK 18.0 billion of our debt was denominated in US dollars, excluding the debt of our SPEs. Fluctuations in the exchange rates between the US dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our US dollar-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results, as reported in Swedish kronor, in the past have been and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful, and foreign exchange fluctuations may have a material adverse effect on our financial results and/or our operating margins.

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

Although we seek to reduce the risk of non-performance by counterparties by maintaining a policy of entering into such arrangements only with highly rated institutions, one of our counterparties could default which could have an adverse effect on our result of operations.

We maintain an investment portfolio of equity and debt securities, and market fluctuations may have a material effect on our financial position and our financial results.

As of December 31, 2008, the fair value of our marketable securities and short-term investments (including restricted cash of SEK 4.7 billion) amounted to SEK 7.7 billion, as compared to SEK 10.9 billion (including restricted cash of SEK 1.2 billion) as of December 31, 2007. Our investments in equities include both publicly traded and private companies. The debt securities currently held by us are primarily floating rate notes and high yield corporate bonds. We have also invested in SPEs, which we consolidate, whose purpose is to make investments, primarily in high yield securities and bank loans. As of December 31, 2008, we had investments in four SPEs whose total assets amounted to SEK 10.0 billion, which were financed in part by US dollar-denominated notes issued by the SPEs in an aggregate amount of SEK 9.5 billion (which is non-recourse to Stena AB). We seek to maintain a diversified investment portfolio to balance our exposure to various risks. However, investments are subject to various risks and fluctuations and are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

•	the United States Oil Pollution Act of 1990 (“OPA ’90”) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

•	the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA ’90”) which applies to discharges of hazardous substances (other than oil), whether on land or at sea. CERCLA applies to owners and operators of vessels and provides for cleanup, removal and natural resource damages. CERCLA’s liability regime is similar to that of OPA ’90;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the protocol of 1992 (“CLC”) entered into by certain countries (other than the United States) relating to strict liability and limitation of liability of the shipowner for pollution damage caused by the discharge of persistent oil;

•	International Convention for the Prevention of Pollution from Ships of 1973 and Protocol 1978 (“MARPOL 73/78”) with respect to strict technical and operational requirements for tankers, including an enhanced inspection regime and the requirement that all new tankers have to be built with double hulls;

•	the International Maritime Organization International Convention for the Safety of Life at Sea (“SOLAS”) of 1974 with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft, such as the HSS ferries, as well as recently adopted mandatory security provisions for ships engaged in international voyages and mandatory compliance with the new International Ship and Port Facility Security Code (ISPS code) and the International Safety Management (ISM) Code, which sets out guidelines for the safe operation of ships;

•	the International Convention on Load Lines of 1966 (“ICLL”) with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages;

•	the International Convention Relating to the Carriage of Passengers and their Luggage by Sea (the “Athens Convention”), relating to the limits of liability of carriers, which has introduced a strict liability regime with limited defenses; and

•	the U.S. Maritime Transportation Security Act of 2002 (“MTSA”) with respect to vessel security.

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

Additional laws and regulations, both international and national, may be adopted as a result of oil spills and heightened security concerns, which could limit our ability to do business or increase our cost of doing business and have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our vessels may be subject to requisition by the government of the flag flown by the vessel without any guarantee of compensation for lost profits.

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

Although we maintain insurance that we believe is consistent with industry norms against certain of these risks, including loss of life, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered by us or the loss of income resulting from any of those events. We also cannot assure you that a claim will be paid or that we will be able to obtain insurance at reasonable rates in the future. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we obtain insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which would reduce our profits or cause losses.

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

We, together with Stena Sessan AB (“Sessan”) and Stena Metall AB (“Stena Metall”), which are also owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia Maritime AB (publ), a Swedish Company (“Concordia”), which is 52% owned by Sessan, comprise the “Stena Sphere” of companies. The Stena Sphere of companies is engaged in shipping, ferry operations, offshore drilling, metal and paper recycling, sales of bunker fuel, real estate, financial activities and industrial operations.

We own and operate one of the world’s largest international passenger and freight ferry services and own and charter drilling rigs, Roll-on/Roll-off vessels and crude oil and petroleum product tankers. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. For the year ended December 31, 2008, we generated revenues of SEK 26.5 billion including net gains on sale of assets of SEK 372 million and net valuation of investment properties of SEK (294) million. Cash flows from operating activities for the same period were SEK 5.4 billion.

Since January 1, 2006, our principal capital expenditures and divestitures have consisted of the purchase and sale of vessels and the purchase and sale of real property. From January 1, 2006 through December 31, 2008, we have invested approximately SEK 21.5 billion for the purchase of vessels and SEK 3.9 billion for the purchase of real estate. During the same period, we have sold vessels for total consideration of SEK 5.8 billion and real estate for total consideration of SEK 1.9 billion. As of the date of this Annual Report, April 30, 2009, our capital expenditures in progress consist of two drillships under construction in Korea, two Superferries under construction in Germany and two RoPax vessels under construction in Korea. We expect that the substantial portion of the purchase price of our newbuildings will be financed by the existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Business Overview

Ferry Operations

We currently operate 18 routes with a fleet of 35 vessels in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland under the “Stena Line”, “Scandlines”and “HH-Ferries” brand names. Our ferry operations generate revenues from three principal business activities: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of retail sales, restaurants, bars, arcades, gaming and, on our Norway-Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2008, we carried a total of 11.2 million passengers, 2.2 million private cars and 1.6 million freight units on our routes. For the year ended December 31, 2008, our ferry operations generated revenues of SEK 10.3 billion, generated operating income of SEK 718 million and had depreciation and amortization expense of SEK 1.1 billion. For the year ended December 31, 2008, ferry operation revenues were generated from travel revenues (36%), onboard sales (18%) and freight/other (46%).

Pursuant to a tax subsidy system in Sweden, our ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work onboard Swedish-flagged vessels. The amount of this subsidy was SEK 430 million for the year ended December 31, 2008.

Business Activities

We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue for each of our business areas for the three years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
(SEK in millions)	2006	2007	2008

Travel	3,248	3,372	3,661
Onboard sales	1,795	1,849	1,837
Freight/other	4,370	4,647	4,810
Net gain sale of assets		146

Total revenues	9,413	10,014	10,308

Set forth below is certain operating data for our ferry operations for the years ended December 31, 2006, 2007 and 2008.

	Year Ended December 31,
Volumes (in thousands)	2006	2007	2008

Number of passengers	11,432	11,374	11,173
Private Cars	2,194	2,204	2,204
Freight units	1,558	1,621	1,575

Route Network

We currently operate 18 routes in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.  We operate ferry services on three routes. We estimate that we had an approximate 21%, 13% and 41% share of the volume of passengers, private cars and freight units, respectively, transported between Sweden and Denmark for the year ended December 31, 2008. This includes the volumes of HH-Ferries A/S (“HH-Ferries”) as from the acquisition date of October 2, 2008.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2006	2007	2008	2006	2007	2008	2006	2007	2008

Gothenburg-Fredrikshavn	1,569	1,565	1,405	330	331	290	166	184	178
Varberg-Grena	170	168	172	42	43	43	39	39	42
Helsingborg-Helsingör(1)	3,933	4,059	3,958	693	705	677	142	152	147
HH-Ferries(2)			346			130			25

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

(2)	Volumes as from acquisition date of October 2, 2008.

Sweden-Germany.  We operate ferry services on five routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 41%, 48% and 25% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2008.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2006	2007	2008	2006	2007	2008	2006	2007	2008

Gothenburg-Kiel	487	500	468	93	98	89	35	39	36
Gothenburg-Travemunde	4	5	5	—	—	—	89	98	80
Trelleborg-Sassnitz(1)	331	352	343	79	88	85	18	21	19
Trelleborg-Rostock(1)	164	169	152	25	25	21	70	80	74
Trelleborg-Travemunde	28	31	27	—	—	—	44	53	43

(1)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.

Norway-Denmark/Germany.  We operate ferry services on one route. We estimate that we had an approximate 12%, 8% and 11% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark/Germany for the year ended December 31, 2008. Because Norway is not part of the European Union, we continue to offer duty and tax free retail sales on this route.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2006	2007	2008	2006	2007	2008	2006	2007	2008

Oslo-Fredrikshavn	488	572	564	49	62	61	16	18	17

Sweden-Poland.  We operate ferry services on one route. We estimate that we had an approximate 40%, 27% and 27% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2008.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2006	2007	2008	2006	2007	2008	2006	2007	2008

Karlskrona- Gdynia(1)	413	429	375	74	80	70	87	94	87

(1)	Stena Nordica was taken out of service on this route as of October 20, 2008.

During the second quarter of 2007, the RoPax vessel Finnarrow was chartered in to meet the increased demand for freight capacity on the route. During the fourth quarter of 2008, the RoPax vessel Stena Nordica was moved to the Holyhead-Dublin route, after which time the route is operated by two vessels.

Wales/England-Republic of Ireland.  We operate ferry services on three routes. We estimate that we had an approximate 54%, 52% and 28% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales/England and the Republic of Ireland for the year ended December 31, 2008.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales/England and the Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2006	2007	2008	2006	2007	2008	2006	2007	2008

Fishguard-Rosslare	584	597	554	139	152	143	57	54	50
Holyhead-Dun Laoghaire	760	735	627	170	180	152	24	17	14
Holyhead-Dublin(1)	426	410	445	78	76	84	152	155	162

(1)	A second vessel was added to the Holyhead-Dublin route in October 2006. In November 2008, Stena Seatrader was taken out of service and replaced by Stena Nordica with higher capacity both for freight and passengers.

Scotland/England-Northern Ireland.  We operate ferry services on two routes. We estimate that we had an approximate 54%, 47% and 28% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland/England and Northern Ireland for the year ended December 31, 2008.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2006	2007	2008	2006	2007	2008	2006	2007	2008

Stranraer-Belfast	1,212	1,217	1,104	261	269	244	125	115	108
Fleetwood-Larne	58	61	58	8	9	8	138	143	138

England-The Netherlands.  We operate ferry services on three routes. We estimate that we had an approximate 24%, 26% and 16% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands for the year ended December 31, 2008.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2006	2007	2008	2006	2007	2008	2006	2007	2008

Harwich-Hook of Holland(1)	736	428	473	153	88	95	165	173	160
Killingholme-Hook of Holland(2)	32	44	63	—	—	—	61	76	87
Harwich-Rotterdam	37	33	35	—	—	—	130	110	107

(1)	In January 2007, one HSS vessel was taken out of service and during the first half year 2007 two RoPax vessels operating on the route were extended to 4,100 lane meters each.

(2)	In August 2006, a newly built RoPax vessel replaced one of the existing vessels on the route and, in June 2007, a second newly built RoPax vessel replaced the remaining existing vessel on this route.

Ferry Fleet

As of March 31, 2009 our ferry fleet consisted of 35 vessels in operation. The table below sets forth certain information about our ferries as of March 31, 2009.

Ferry Fleet

	Number of	Average age
Type of vessel	vessels	(years)

HSS Vessels	3	12
Conventional Fast Ferry	1	12
Day Ferries	5	18
Night Ferries	2	25
RoRo Vessels	2	4
RoPax Vessels	22	20

Total	35	18

Newbuildings.  In the third quarter of 2004, we ordered two RoPax vessels. The first vessel was delivered in August 2006, and the second vessel was delivered in June 2007. In November 2006, we ordered two Superferries of 5,500 lane meters each, currently the world’s largest in route traffic. The first is scheduled for delivery in the beginning of 2010 and the second during the second half of 2010. In August 2007, we ordered two RoPax vessels scheduled for delivery during the first and third quarters of 2011.

Vessel changes.  As of March 1, 2009, capacity on the Harwich-Rotterdam route was reduced when a RoPax vessel was taken out of service.

HSS vessels.  We currently operate two HSS 1500s and one HSS 900. We own another HSS 1500 vessel that was taken out of service in January 2007 due to an increase in fuel prices and a decline in passenger traffic volumes. HSS vessels are designed to travel with significantly less vertical motion than other fast ferries at service speeds of up to 40 knots. The HSS 1500 is currently the largest high speed ferry in service in the world and has the capacity to carry significant numbers of trucks, freight trailers, cars and buses and up to 1,500 passengers. The HSS 900 can carry up to 900 passengers and 210 cars or a combination of cars and buses.

Recent acquisitions and sales

On January 1, 2008, Stena Line acquired 100% of the shares in Sembo, a Swedish package holiday company, for SEK 61 million. We expect that this acquisition will enable Stena Line to offer Northern Europe’s widest range of destinations for package holidays with cars.

On January 15, 2008, we exercised our option to acquire the day ferry Aurora, operating on our Helsingborg-Helsingör route.

On October 2, 2008, Stena Line acquired HH-Ferries, a ferry company operating on the Helsingborg-Helsingör route, from the Stena Sessan AB Group, for SEK 61 million.

In December, 2008, Stena Line acquired the RoRo vessels Stena Carrier and Stena Freighter as well as the Ropax vessel Stena Nordica from Stena Metall.

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

Hotels.  In July 2005, we sold one of the two hotels we owned in Denmark. The remaining hotel is marketed as part of tour packages. We have an agreement with Scandic Hotels to operate the hotel. Scandic Hotels also works with us in relation to the marketing of the hotel.

Offshore Drilling

We currently own and operate two third generation and two fifth generation semi-submersible drilling rigs and two sixth generation drillships. We sold Stena Dee (renamed Songa Dee), a fourth generation rig, in May 2006 to Songa Offshore ASA and bareboat-chartered the rig until mid March 2009 to enable us to fulfill our contract with StatoilHydro. We believe our quality of service, excellent safety record and fleet provide us with a significant competitive advantage. For the year ended December 31, 2008, our drilling operations generated revenues of SEK 6.1 billion, operating income of SEK 2.4 billion, and had depreciation and amortization expenses of SEK 1.0 billion.

The table below sets forth selected information with respect to our drilling rigs as of March 31, 2009.

Drilling Rig Fleet

			Maximum
			Water
Drilling Rig/Drillship	Generation	Year Built	Depth (Ft.)	Class

Stena Clyde	3rd	1976	1,650	DnV
Stena Spey	3rd	1983	1,500	DnV
Stena Tay	5th	1999	7,500	DnV
Stena Don	5th	2001	1,600	DnV
Stena DrillMAX	6th	2007	10,000	DnV
Stena Carron	6th	2008	10,000	DnV

Our headquarters is in Aberdeen, Scotland with offices in Norway, Luxembourg, Cyprus and Hungary. We also have base offices in Australia, Norway, West Africa, the United States and Brazil. All of the drilling rigs are equipped to drill high pressure wells. As of December 31, 2008, the average age of our owned and chartered fleet was approximately 14 years.

For the five years ended December 31, 2008, our average rig utilization rate was approximately 89%. The table below sets forth the average utilization rates for our drilling rigs for each of the past five years.

Rig Utilization

	2004	2005	2006	2007	2008

Total vessel days available	1,830	1,825	1,825	1,825	2,328
Vessel days utilized	1,457	1,591	1,683	1,714	2,171
Vessel utilization (percentage)	79.6	87.2	92.2	93.9	93.3

Offhire days planned	83	126	102	47	104
Offhire days planned (percentage)	4.5	6.9	5.6	2.6	4.5
Unutilized days	290	108	40	64	53
Unutilized days (percentage)	15.9	5.9	2.2	3.5	2.2
Average daily rates in USD	131,000	154,000	241,000	329,000	404,000

The table below sets forth selected information with respect to the drilling contracts for our rigs in operation as of March 31, 2009.

Rig	Customer	Expected Contract Expiration Date

Stena Clyde	Apache	February 2011
Stena Don	StatoilHydro	December 2009 (plus one-year option)
Stena Tay	Total	January 2011
Stena Spey	Chevron	August 2010
Stena DrillMAX	Repsol	December 2011 (plus one-year option)
Stena Carron	Chevron	June 2014 (plus 1 x 3 year option)

The contracts for our drilling rigs typically provide for compensation on a “day rate” basis, under which we receive a fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. As at March 31, 2009, the daily charter rates for our drilling rigs were as follows: Stena Clyde: $450,000; Stena Spey: $355,000; Stena Tay: $325,000 to $375,000, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs; Stena Don: $445,000; Stena DrillMAX: $450,000 to $500,000, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs, and Stena Carron: $485,000, excluding dayrate adjustment related to changes in operating costs.

Newbuildings.  We have ordered four DrillMAX drillships, of which one was delivered in December 2007, one in August 2008, with the other two scheduled for delivery mid 2009 and end 2011, respectively. Our DrillMAX drillships can move more quickly between drilling locations than semi-submersible rigs and include a second mast that enables them to perform exploration and development work more efficiently.

Financing is in place for approximately 80% of the total investment in our remaining two DrillMAX drillships on order by way of a combination of Export Credit Agency financings, bank financing and, for the first of these drillships also mezzanine debt.

We have a contract with Hess Corporation (“Hess”) for our third DrillMAX drillship, to be named Stena Forth, for a period of five years firm, at a dayrate of $498,500 to $538,500, depending on the incentive earned and excluding dayrate adjustments related to changes in operating costs. The fourth DrillMAX drillship, to be named Stena DrillMAX ICE, has yet to be contracted.

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

Shipping

Our shipping operations consist of the ownership and chartering of crude oil and petroleum product tankers and Roll-on/Roll-off vessels. To support these activities, we are also engaged in the design, purchase, sale, management and crewing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market. For the year ended December 31, 2008, our shipping operations generated revenues of SEK 4.2 billion, including net gain on sale of vessels of SEK 203 million, generated operating income of SEK 373 million, and had depreciation and amortization expenses of SEK 287 million.

Crude Oil and Petroleum Product Transportation

We own, charter in and provide commercial management services for crude oil and product tankers. As of March 31, 2009, we owned three product tankers and leased two product tankers pursuant to long-term finance leases and we also had 50% interests in one crude oil tanker and four shuttle tankers. Through our 35% ownership in Paradise Tankers we have interests in three Panamax tankers and two Dry Cargo Panamaxes. All our owned and finance leased tankers are double hulled. As of March 31, 2009, we also chartered in 31 Product, Aframax, Panamax and Suezmax tankers.

As of March 31, 2009, the average period of the charter contracts for the 31 chartered in tankers was 20 months. Of these tankers, 6 were chartered out at an average period of 34 months. The other 25 tankers are currently trading on the spot market and are partly covered by Contracts of Affreightment (CoA).

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

The table below sets forth certain information with respect to our owned and finance leased tankers as of March 31, 2009.

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

Tankers sales and purchases

	2004		2005		2006		2007		2008

Fleet as of January 1	4	(1)	5	(2)	8	(2)	6	(3)	8	(4)
Newbuildings delivered/vessels bought	5	(5)	4		2		3		4
Vessels sold	4		1		4	(5)	1		2
Fleet as of December 31	5	(2)	8	(2)	6	(3)	8	(4)	10	(4)

(1)	Includes two vessels in which we have a 50% interest.

(2)	Includes three vessels in which we have a 50% interest.

(3)	Includes four vessels in which we have a 50% interest.

(4)	Includes five vessels in which we have a 50% interest.

(5)	Includes one vessel in which we have a 50% interest.

The table below sets forth certain information with respect to our tanker charters as of March 31, 2009.

Charters for owned and finance leased tankers

Tanker	Type of charter	Current charter expiration date

Stena Conquest	Spot	n/a
Stena Conqueror	Spot	n/a
Stena Concert	Spot	n/a
Stena Alexita	Time	November 2010
Stena Natalita	Time	February 2011
Stena Caribbean	Time	July 2011
Stena Calypso	Time	January 2013
Stena Arctica	Time	December 2016
Nordic Rio	Bareboat	July 2017
Navion Gothenburg	Bareboat	July 2020

In addition, we have entered into 8.5-year charter agreements (with an option to extend the charter for 1.5 years) with Argo Shipping International Corp. for Stena Atlantica and Stena Antarctica, two ice-class Aframax tankers that are chartered in on a long-term bareboat charter by us. The charter term commenced on the delivery of the vessels from the shipyard during 2006.

Recent acquisitions and sales.  In June 2007, we purchased two newbuilt 16,500 dwt Product tankers for an aggregate purchase price of $37.5 million. The vessels were delivered from Taizhou Maple Leaf Shipyard in Zhejiang, China, during the third quarter of 2007, and sold in November 2007 and January 2008, respectively, to a third party.

In 2006, we increased our investment in the Shuttle tanker segment by buying a 50% interest in Navion Gothenburg, a newbuilt Suezmax tanker that has been converted to a Shuttle tanker. The other 50% is owned by TeeKay. The vessel was delivered at the end of July 2007 and has been chartered out to Petrobras for thirteen years.

In October 2007, we entered into an agreement to acquire three medium range tankers, Stena Italica (renamed after our acquisition Stena Concert), Stena Conqueror and Stena Conquest, which we previously had on time charter from the seller. The aggregate purchase price for the three vessels was $151 million. This acquisition was completed in the first quarter of 2008.

In September 2008, we acquired two 13,000 dwt Product tankers for an aggregate purchase price of $56 million. We intend to sell the tankers to a third party upon delivery in 2009.

In 2008, gains of SEK 167 million were recorded on the sale of Stena Confidence and one Product tanker.

In October 2008, we acquired thirty-five percent (35%) equity ownership stake in the privately held Greek shipping company Paradise Tankers Holding Corp. for $52 million. The acquisition provides us with full commercial control of three newly built Panamax tankers and two dry-cargo bulk carriers.

Chartering activities.  As of March 31, 2009, 25 of our 31 chartered in tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a charter on the spot market or under contracts of affreightment, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. As of March 31, 2009, the total number of vessels on contracts of affreightment amounted to 6. As of March 31, 2009, 6 of our chartered in tankers were on time charter contracts with remaining periods ranging from 20 months to 7 years.

From January 1, 2009 until March 31, 2009, spot market rates have ranged from $8,000 to $30,000 per day for Aframax tankers, $6,000 to $23,000 per day for Panamax tankers, $4,000 to $13,000 per day for Product tankers and $25,000 to $50,000 for Suezmax tankers. Spot market rates at March 31, 2009, were $16,000 for Aframax tankers, $8,000 for Panamax tankers, $4,000 for Product tankers and $25,000 for Suezmax tankers.

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

For the five years ended December 31, 2008, our average tanker utilization rate was approximately 98%.

The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	2004	2005	2006	2007	2008

Total tanker days available(1)	10,026	14,083	15,851	15,550	15,826
Tanker days utilized	9,666	13,853	15,520	15,389	15,537
Tanker utilization (percentage)	96.4	98.4	97.9	99.0	98.1
Offhire days planned(2)	270	143	228	97	229
Offhire days planned (percentage)	2.7	1.0	1.5	0.6	1.4
Unutilized days	90	87	103	64	60
Unutilized days (percentage)	0.9	0.6	0.6	0.4	0.4

(1)	Total tanker days are determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)	Due to planned dry-dockings.

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

Arlington Tankers Ltd (“Arlington Tankers”) and General Maritime Corporation.  General Maritime Corporation (“General Maritime”) and Arlington Tankers, in which we owned 1,252,988 shares jointly announced on August 6, 2008, that they had entered into a definitive agreement whereby the two companies would combine in a stock-for-stock combination. Under the terms of the definitive agreement, shareholders of General Maritime received 1.340 shares of the combined company, which retains the name of General Maritime, for each share of General Maritime held, and shareholders of Arlington Tankers received one share of the combined company for each share of Arlington Tankers held. The transaction closed in December, 2008.

We currently charter 6 vessels from General Maritime which we previously chartered from Arlington Tankers. Under each charter, we pay a fixed charter rate that increases over the term of the charters. We also pay an additional amount equal to 50% of the amount by which the time charter revenue we earn from the operation of these vessels, less certain expenses, exceeds the charterhire we pay to General Maritime or 50% of the amount by which agreed-upon spot market rates for vessels of these types exceed the rates we pay under our time charters for these vessels, depending on our use of the vessels. Northern Marine Management Ltd. (“NMM”) manages these vessels during the terms of the charters for a fixed daily fee per vessel that increases 5% annually. The additional charterhire arrangements and the NMM management arrangements are the same as were in effect with Arlington Tankers.

We currently own 2.2% of the outstanding shares of the new combined company General Maritime and Concordia, currently owns 2.7% of the outstanding shares of General Maritime.

Roll-on/Roll-off Vessel Operations

Roll-on/Roll-off vessels permit trucks, freight trailers, buses, cars, and, to a certain extent, containers on chassis to drive directly onto and off the ship. Our Roll-on/Roll-off vessel operations are divided into RoPax vessels, which carry trucks, freight trailers, buses and cars and provide accommodations for passengers; and RoRo vessels, which carry predominantly freight trailers only and limited number of passengers.

Over the past five years, the fleet size within our Roll-on/Roll-off operations has ranged from six to ten vessels. As of March 31, 2009, we owned five RoRo vessels, one RoPax vessel and one HSS vessel, Stena Discovery, which was taken out of operation by Stena Line in January 2007. We also had one finance leased RoPax vessel, one RoRo vessel in which we had a 50% ownership, and we also chartered in one RoPax vessel.

For the five years ended December 31, 2008, our average Roll-on/Roll-off vessel utilization rate was approximately 97.9%. The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, excluding the HSS vessel Stena Discovery, during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	2004	2005	2006	2007	2008

Total vessel days available(1)	3,250	3,886	3,135	3,152	2,641
Vessel days utilized(2)	3,188	3,758	3,070	3,101	2,593
Vessel utilization (percentage)(2)	98.1	96.7	97.9	98.4	98.2
Offhire days(3)	47	109	50	41	23
Offhire days (percentage)	1.4	2.8	1.6	1.3	0.9
Unutilized days	15	19	15	10	25
Unutilized days (percentage)	0.5	0.5	0.5	0.3	0.9

(1)	Total vessel days are determined by aggregating the number of days in each year we owned, chartered in or leased such vessels (hence variation in fleet size affects total number of days available).

(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.

(3)	Due to planned dry-dockings.

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

The tables below set forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off and RoPax vessels, excluding the laid up HSS vessel, Stena Discovery, as of March 31, 2009.

RoRo Vessels

Vessel	Type of charter	Current charter expiration date

Crowley Shipper (ex Stena Shipper)(1)	Time	December 2012
Mont Ventoux(2)	Time	November 2009
Stena Foreteller	Time	May 2011
Ark Forwarder	Time	February 2012
Stena Forecaster	Time	September 2012
Stena Forerunner	Time	October 2012

(1)	In March 2008, Stena Shipper was sold to a company in which Stena holds 50% of the shares and renamed Crowley Shipper.

(2)	In December 2008, we acquired the company that owned Mont Ventoux from Stena Metall.

RoPax Vessels

Vessel	Type of charter	Current charter expiration date

Borja(1)	Time	February 2010
Stena Challenger(2)	Bareboat	June 2010
Seatrade (ex Stena Seatrader)	Bareboat	December 2012

(1)	Finance leased vessel.

(2)	Chartered in vessel.

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

Vessel Sales and Purchases Roll-on/Roll-off Operations

	2004	2005	2006	2007	2008

Fleet as of January 1	8	8	8	7	8
Newbuildings delivered	—	—	—	—	—
Vessels purchased	2	1	—	1	1
Vessels sold	3	1	1	1	1
Transfer from Ferry Operations	1	—	—	1	1
Fleet as of December 31,	8	8	7	8	9
Net gain on sale of vessels (SEK in millions)	273	191	219	100	33

Recent acquisitions and sales.  In March 2006, we entered into an agreement to acquire a newbuilt RoPax vessel from the Visentini shipyard in Italy. In May 2007, we took delivery of the vessel Stena Ausonia, renamed BORJA, on a three year charter. We have exercised an option with the owner to acquire the vessel at the end of the three year charter for €45 million.

In August 2007, we sold the RoRo vessel Mont Ventoux to Stena Metall, realizing a net gain of SEK 100 million. The vessel is bareboat chartered back for a period of 10 years. In December 2008, we acquired the company that owned Mont Ventoux from Stena Metall.

In March 2008, we sold the RoRo vessel Stena Shipper to a company in which we hold 50% of the shares for a sales price of $11.5 million. The vessel has been renamed Crowley Shipper.

In December 2008 Stena Seatrader (renamed Seatrade) was acquired by the Greek company Ventouris Ferries on a Hire Purchase basis.

In November 2008 we contracted to sell Stena Discovery for delivery during the first half of 2009.

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

As of December 31, 2008, NMM provided services for approximately 120 vessels and approximately 7,000 seafarers for us, Concordia, Chevron, Technip and several other third parties.

Technical developments & patents

Stena Teknik, our technical division, provides design, construction and other marine technology support to our shipping and offshore drilling activities. We hold several patent registrations and applications in the United States and abroad to establish and protect our proprietary rights in the shipbuilding design industry. These patent registrations and applications relate primarily to the design and construction of the HSS ferries and hull forms.

Real estate

General.  We are involved in the acquisition, selling, construction, refurbishment and management of residential and commercial properties. In the year ended December 31, 2008, our real estate operations, including net gain on sale of properties of SEK 169 million and net valuation of investment properties of SEK (294) million, generated revenues of SEK 2.1 billion and operating income of SEK 1.0 billion. After the adaptation of IFRS accounting principles as of January 1, 2008, no depreciation is charged to our real estate operations as the properties are held at market value. Substantially all our real estate operations are conducted through our unrestricted subsidiaries. As of March 31, 2009, our real estate portfolio consisted of two segments: 277 leasehold and freehold properties in Sweden; and 47 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg, France and Hungary. A substantial majority (88%) of our rental income comes from our properties in Sweden; the majority of our remaining rental income is from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Malmo, Stockholm, Uppsala, Halmstad, Amsterdam and Sophia Antipolis in France. We also manage properties owned by the Olsson family. As of December 31, 2008, our management estimates, based on external and internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 23.3 billion, which equals the book value of these properties.

Each of our real estate subsidiaries finances its acquisitions of real property with equity contributions and individual mortgages from various commercial and mortgage banks, which are non-recourse to Stena AB and the Restricted Group.

Swedish properties.  Our real estate portfolio in Sweden as of December 31, 2008 consisted of 277 residential and commercial properties totaling approximately 1,900,000 square meters.

As of March 31, 2009, our residential properties consisted primarily of multi-family rental properties (approximately 21,600 units) that, in terms of square meters, comprise approximately 79% of our properties in Sweden or approximately 1,500,000 square meters. Our commercial properties in Sweden consist mainly of office buildings and comprise the remaining 21% of our property portfolio in Sweden or approximately 400,000 square meters. The occupancy rates for our Swedish properties, based on square meters, as of December 31, 2007 and December 31, 2008, were 97% and 96%, respectively.

Of our Swedish properties, 39 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 60 year period with a right of renewal every 40 years. Rent is renegotiated after the first 20 years and every 10 years thereafter. In practice the leases are indefinite.

International.  As of March 31, 2009, our properties outside Sweden consisted of 47 commercial properties, 38 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg, southern France and Hungary. Our non-Swedish properties total approximately 196,000 square meters. The occupancy rates for our non-Swedish properties, based on square meters, as of December 31, 2007 and December 31, 2008, were 89% and 93%, respectively.

Stena Realty B.V. also invests indirectly in real estate. We hold a stake in the Acre Fund, which is majority owned by Schiphol Airport. The Acre Fund owns approximately 192,000 square meters of office and warehouse space at the Schiphol Airport. In July 2008 we invested a further €18 million, resulting in an increase of our stake in the fund from 10.5% to 20.8%. External bank financing is in place for 29.4% of our total investment.

From 2006 through 2008, we invested in total € 37 million in a fund, managed by ING, for development of residential complexes in China. Today the fund is developing ten large residential areas in China totaling 2.3 million square meters. As of March 31, 2009, € 2 million remained to be paid under our current commitment. Our stake in the fund has increased from 5.7% in 2006 to 11.25% in 2008.

Since 2007 we have held a stake in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in The Netherlands. 80% of the offices are located in the four major Dutch cities and includes the World Trade Center in Amsterdam and the head office of Nationale Nederlanden, The Netherlands’ tallest building, in Rotterdam. During the year 2008 the ING Dutch Office Fund was expanded by 47%, by acquiring a large property portfolio from a Dutch pension fund, which became also participant in the fund. Our stake in the fund decreased from 7.07% in 2007 to 4.75% in 2008. External bank financing is in place for 55% of our investment.

In September 2008, we invested €7 million in a large prime office building (2,900 square meters) in the central business district of Budapest, Hungary.

Property management.  In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. Such fee aggregated to SEK 12 million for each of the years ended December 31, 2007 and December 31, 2008.

New Businesses Adactum

General.  Through our unrestricted subsidiary Adactum, we make long-term investments in listed as well as private companies in new businesses outside our traditional lines of business. The aim is to create value for the Company in industries outside our core business by building strong, profitable companies that can create platforms for new business areas in the Company. We contribute mainly capital and active ownership to these businesses. In the year ended December 31, 2008, Adactum generated revenues of SEK 3.7 billion and operating income of SEK 107 million, which includes depreciation and amortization expenses of SEK 125 million. As of March 31, 2009, Adactum had direct investments in six private companies, of which four are subsidiaries (three wholly owned), and held significant ownership interests in two listed companies. Adactum’s investments are financed through equity contributions and debt that is non-recourse to Stena AB and the Restricted Group.

Investments in private companies.  In April 2004, Adactum acquired Blomsterlandet AB (“Blomsterlandet”) through which we are creating a chain of retailers with one of Sweden’s most extensive range of indoor and outdoor plants. Since our acquisition, the number of garden centers in Sweden has increased from 18 to 42. Revenue of Blomsterlandet increased in the year ended December 31, 2008, to SEK 1.0 billion, representing an increase of 9% compared to SEK 961 million for the year ended December 31, 2007.

In June 2005, Adactum acquired Envac AB (“Envac”), which operates automated household and municipal waste collection systems with activities in 20 countries. Envac has grown extensively over the past year, particularly in the Asian and Middle East market. Revenue in Envac increased in the year ended December 31, 2008, to SEK 1.3 billion, representing an increase of 17% compared to SEK 1.1 billion for the year ended December 31, 2007.

In December 2005, we entered into a contract to acquire five wind power systems (windmills) for a total investment of SEK 140 million. Through our subsidiary Stena Renewable AB (“Stena Renewable”), in January 2007, we commenced successful operations of Sweden’s largest land-based wind power generating plant, near Ludvika, Sweden. In November 2007, we ordered twelve more wind power systems that have been installed at the same location for an aggregate investment of SEK 340 million. Operations of these new systems commenced at the end of 2008 and ownership passed in the beginning of 2009. Revenue in Stena Renewable for the year ended December 31, 2008 was SEK 30 million, representing an increase of 77% compared to SEK 17 million for the year ended December 31, 2007.

In June 2007, Adactum acquired a 45% interest in MPP MediaTec AB (“MediaTec”) for a total investment of approximately SEK 340 million. MediaTec is a newly formed group comprised of three leading Swedish companies in the media technology industry and is one of Europe’s largest groups in this field. The business areas within MediaTec are Outside Broadcast, Large Display Solutions and Event & Exhibition Technology. Turnover in MediaTec increased in the year ended December 31, 2008, to SEK 905 million, representing an increase of 12% compared to SEK 811 million for the year ended December 31, 2007.

As of December 31, 2007, Adactum held 29% of the shares in Ballingslöv International AB (publ) (“Ballingslöv”) (manufacturer of kitchens, bathrooms and storage units), a company listed on the Stockholm stock exchange. By the end of June 2008, an additional 51% of the shares were acquired through a formal takeover bid for a total investment of SEK 1.0 billion. As a result thereof, Ballingslöv became a subsidiary of Adactum as of the third quarter of 2008 and was subsequently delisted. The aggregate investment of SEK 1.3 billion represents 80% of the shares. Revenue in Ballingslöv for the year ended December 31, 2008, amounted to SEK 2.8 billion, of which SEK 1.3 billion has been accounted for in Adactum, compared to the year ended December 31, 2007, of SEK 2.9 billion.

In October 2007, Adactum acquired 10% of the shares in SentoClone AB (“SentoClone”) for a total investment of SEK 55 million. In November 2008 an additional 9% of the shares were acquired for an investment of SEK 65 million. Stena Adactum owns 19% of SentoClone. SentoClone is a Life Science research company focusing on the development and marketing of a method for treating cancer based on the utilization of the patient’s immune system.

Investments in listed companies.  Our listed holdings held through Adactum in Gunnebo AB (publ) (developer of security products and systems) and Midelfart Sonesson AB (publ) (manufacturer of health and beauty products) had a total market value of SEK 235 million as of December 31, 2008. No additional investments, of any significance, were made in these companies during the year ended December 31, 2008.

Gunnebo Industrier AB (publ) (manufacturer of chain/lifting components and fastening systems), in which we held 14% of the shares by the end of December 31, 2007, was divested in August 2008 for a total proceeds amounting to SEK 226 million.

Investment activities

We maintain an investment portfolio of marketable securities and other short-term investments. As of December 31, 2008, the fair value of these investments (including restricted cash of SEK 4.7 billion) amounted to SEK 7.7 billion, as compared to SEK 10.9 billion (including restricted cash of SEK 1.2 billion million) as of December 31, 2007. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and bonds.

We have also invested in SPEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. Due to changes in Swedish GAAP in 2005, these SPEs are consolidated as subsidiaries. As of December 31, 2008, total assets of these SPEs amounted to SEK 10.0 billion, which was financed in part by US dollar-denominated notes issued by the SPEs in an aggregate amount of SEK 9.5 billion.

In addition to our hedging arrangements, we actively trade in currencies and to a lesser extent in interest rates. As of December 31, 2008, the notional amounts of such instruments were SEK 263 million as compared to SEK 1.7 billion as of December 31, 2007.

The net gain on our portfolio of debt and equity securities and investment in SPEs, together with dividends received and the results from our currency and interest rate trading activities, for the years ended December 31, 2006, 2007 and 2008, amounted to a gain of SEK 1.1 billion, a gain of SEK 1.2 billion and a loss of SEK 1.4 billion, respectively. We seek to maintain an investment portfolio that is well diversified with regards to asset classes and geographical markets to balance our exposure to various risks, and have established a series of procedures and limits designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

Classification of vessels

The hull and machinery of each of our vessels have been certified as being “in class” by its respective classification society: American Bureau, DnV or Lloyds Register. A classification society certifies that a vessel has been built and maintained in accordance with the rules of the society and is in compliance with applicable rules and regulations of the country of registry and the international conventions of which that country is a member.

The aggregate appraised value of our owned and finance leased vessels and drilling rigs, as of December 31, 2008, was approximately SEK 42.6 billion as compared with the net book value as of December 31, 2008, of SEK 24.4 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

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

We maintain civil and war risk hull and machinery insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned by us and vessels bareboat chartered in or leased by us pursuant to a long-term finance lease. The bareboat charterer of a vessel is responsible for obtaining adequate hull and machinery insurance. We obtain “innocent owner insurance” to insure against the risk that the bareboat charterer’s hull and machinery insurance, war risk insurance and protection and indemnity insurance are not valid due to any act or omission of the charterer.

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

We maintain P&I insurance in respect of all Roll-on/Roll-off vessels, tankers and drilling rigs owned, chartered in or leased pursuant to a long-term finance lease, except for vessels bareboat chartered out. The charterer of a vessel we bareboat charter-out is responsible for obtaining adequate P&I insurance. We obtain “subsidiary P&I insurance” for vessels bareboat chartered by companies not affiliated with us in order to insure the owner of a vessel bareboat chartered out against claims.

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

Our fleet of tankers is used to transport crude oil and petroleum products. The operation of these vessels, as well as our drilling rigs, could potentially result in an oil spill for which we could be liable. The Roll-on/Roll-off vessels owned and chartered out by us do not transport crude oil or petroleum products, but do carry significant quantities of diesel oil and other heavy oil used for fuel that, if spilled, would cause pollution and liability. In addition, vessels owned and chartered out by us could be involved in a collision with a tanker causing a spill of the tanker’s cargo for which we could be liable. See “Regulation.”

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

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2008:

Name of Company	Domicile	Percentage Owned

AB Stena Finans	Sweden	100%
Stena Fastigheter AB	Sweden	100%
Stena Line Scandinavia AB	Sweden	100%
Stena Adactum AB	Sweden	100%
Envac AB	Sweden	100%
Stena Roro AB	Sweden	100%
Stena Bulk AB	Sweden	100%
Stena Don AB	Sweden	100%
Stena International S.á.r.l.	Luxembourg	100%
Stena Investment Lux S.á.r.l.	Luxembourg	100%
Stena Holland BV	The Netherlands	100%
Stena Realty BV	The Netherlands	100%
Stena (UK) Ltd	United Kingdom	100%
Stena Line Ltd	United Kingdom	100%
Stena (Switzerland) AG	Switzerland	100%
Stena Maritime AG	Switzerland	100%
Stena Spey Drilling Ltd	Cyprus	100%
Stena Tay (Hungary) Kft	Hungary	100%
Stena DrillMax I Kft	Hungary	100%
Stena DrillMax II Ltd	Hungary	100%
Stena DrillMax III Ltd	Bermuda	100%

Regulation

General

The shipping industry in general, and our business and the operation of our vessels and drilling rigs in particular, are subject to and affected by a variety of governmental regulations, including numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels and drilling rigs are registered and operate. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact on the resale price or useful life of our vessels and drilling rigs. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the vessels and drilling rigs owned or operated by us will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations. We believe that the increased environmental and quality concerns of insurance underwriters, regulatory bodies and charterers will result in greater inspection and safety requirements on all vessels.

Environmental

We are subject to the laws of various jurisdictions and international conventions regarding the discharge of materials into the environment. The most onerous of such regulations are OPA ’90, CERCLA and MTSA.

OPA ’90.  OPA ’90 establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA ’90 affects all owners and operators whose vessels trade in the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States territorial area and the two hundred nautical mile exclusive economic zone of the United States.

Under OPA ’90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. The 2006 amendments to OPA ’90 limit the liability of responsible parties as follows:

•	Single-hull vessels (including a single-hull vessel fitted with double sides only or a double bottom only)

ο	a vessel of 3000 gross tons or smaller: the greater amount of $3000 per gross ton or $6,000,000; and

ο	a vessel greater than 3000 gross tons: the greater amount of $3,000 per gross ton or $22,000,000.

•	Other vessels than single-hull vessels

ο	a vessel of 3000 gross tons or smaller: the greater amount of $1,900 per gross ton or $4,000,000; and

ο	a vessel greater than 3000 gross tons: the greater amount of $1,900 per gross ton or $6,000,000.

These limits of liability do not apply if the incident was proximately caused by a violation of applicable United States Federal safety, construction or operating regulations or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities.

In order to ensure that the responsible parties will meet the minimum liability amount imposed by OPA ’90, responsible parties must establish evidence of financial responsibility to pay. Certificates of financial responsibility have been obtained for all our owned or bareboat chartered vessels that trade in U.S. waters. We believe that if the need arises, certificates of financial responsibility for our other vessels could be obtained promptly. Guarantees from Shoreline Mutual (Bermuda) Limited and Arvak Ltd. are the primary vehicles through which we have satisfied the requirements under OPA ’90.

Owners, bareboat charterers or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to be operated in compliance with their Coast Guard approved plans. Such response plans must, among other things, (i) address a “worst case” scenario and identify and provide, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”, (ii) describe crew training and drills and (iii) identify a qualified individual with full authority to implement removal actions. We have filed vessel response plans with the Coast Guard for the tankers owned or bareboat chartered by us that trade in United States waters and have received approval for all of such tankers to operate in United States waters.

Under OPA ’90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015), based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA ’90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. All our newbuildings are compliant with OPA ’90.

OPA ’90 expressly provides that individual states are entitled to enforce their own pollution liability laws, even if inconsistent with or imposing greater liability than OPA ’90. There is no uniform liability scheme among the states. Some states have OPA ’90-like schemes for limiting liability to various amounts and some rely on common law fault-based remedies, while others impose strict and unlimited liability on an owner or operator. Some states have also established their own requirements for financial responsibility.

CERCLA.  CERCLA applies to discharges of hazardous substances (other than oil), whether on land or at sea. CERCLA applies to owners and operators of vessels and provides for cleanup, removal and natural resource damages. CERCLA’s liability regime is similar to that of OPA ’90. We believe that we are in substantial compliance with OPA, CERCLA and all other applicable state and federal regulations applying to the waters of the United States and the ports where our vessels call.

MTSA.  MTSA is intended to protect U.S. ports and waterways from a terrorist attack. It mandates that certain foreign-flagged vessels, such as liquefied natural gas (“LNG”) and oil tankers, entering U.S. waterways meet specific security requirements and comply with the International Ship and Port Security code.

IMO.  The International Maritime Organization (“IMO”), an agency of the United Nations, is responsible for measures to improve international shipping and to prevent pollution from ships. The IMO has developed international treaties and conventions to regulate the international shipping industry which now apply to over 98% of the world’s shipping. The most important of these are mentioned below.

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

MARPOL 73/78.  Annex 1 of MARPOL 73/78 deals with the prevention of pollution from oil. MARPOL 73/78 provides stringent construction and operating standards to prevent the release of oil into the environment. Under the requirements of MARPOL 73/78, all new oil tankers built since 1996 are required to have double hulls. MARPOL 73/78 was modified following the Erika and Prestige incidents on the West Coast of Europe in 1999 and 2002, respectively. In 2002, new amendments came in to force to Annex 1 of MARPOL 73/78 that set a global timetable for the accelerated the phase out of single hull tankers. These new regulations identify two categories of single hull tankers which are principally distinguished on the basis of whether they have protectively located segregated ballast tanks. Vessels fall into these categories if they are over 20,000 dwt carrying heavy oil and over 30,000 dwt carrying other oils. Category 3 tankers are tankers above 5,000 dwt but below the tonnage of category 1 and category 2 tankers. These older single hull tankers must undergo a Condition Assessment Scheme (“CAS”) survey which applies to category 1 vessels continuing to trade up to 2005 and to category 2 vessels trading after 2010. However, these amendments have been over taken by the 2003 MARPOL amendments which came into force on April 5, 2005. These amendments accelerate the final phasing out of category 1 tankers to 2005 and category 2 and 3 tankers to 2010, although depending on the age of the ship, these dates can be earlier.

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

Annex VI of MARPOL entered into force on May 19, 2005. This new annex sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. The sulphur content of fuel oil is today limited to 4.5% m/m globally with a decided global reduction to 3.5% by 2012. Annex VI also contains provisions allowing for special SOx Emission Control Areas (SECAs) to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used onboard ships must not exceed 1.5% m/m until December 31, 2009; thereafter the sulphur content of the fuel must not exceed 1.0% until 2014. From 2015, the level is further lowered to 0.1% within SECAs. By 2009, the English Channel, the North Sea and the Baltic are the only SECAs in the world. The additional cost of fuel to comply with the 0.1% regulation (2015) will be significant and for shipping operators in competition with land based transport alternatives, the regulation is feared to be negative in terms of transported freight volumes. Annex VI also sets limits on emissions of nitrogen oxides (NOx) from diesel engines and prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons (CFCs). Annex VI also prohibits the incineration onboard ship of certain products, such as contaminated packaging materials and polychlorinated biphenyls (PCBs). Our fleet is in compliance with these new requirements.

EU Directive 2005/33/EC amends the Directive 1999/32/EC as regards the sulphur content of marine fuels and entered into force on July 6, 2005. The IMO regulations on sulphur content in marine fuels under MARPOL Annex VI have, to some extent, made Directive 2005/33/EC redundant, with some notable exceptions as to the requirement on sulphur content when at berth in a EU port. The EU Directive is therefore expected to be revised during 2009/2010.

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

SOLAS.  SOLAS ’74 establishes basic safety standards for the construction and operation of merchant ships engaged on international voyages (including our Roll-on/Roll-off vessels and tankers). SOLAS ’74 has been ratified by more than 90 countries. SOLAS ’74 provides safety standards for construction, machinery and electrical installations, life-saving appliances, radiotelegraphy and radiotelephony, navigation and the carriage of dangerous goods. SOLAS ’74 puts the primary responsibility for compliance on the flag state, but there are provisions which recognize certain rights and obligations of countries where the ships call.

SOLAS ’90 was adopted in 1990 to set new stability criteria for passenger carrying vessels. RoPax and car/passenger ferry vessels constructed after April 29, 1990 must be built to meet these and other requirements. RoPax and car/passenger ferry vessels that were constructed prior to April 29, 1990 were permitted to be retrofitted to comply with these SOLAS ’90 regulations in stages. In accordance with the SOLAS convention held in November 1995, all such vessels must be in full compliance with SOLAS ’90.

At the SOLAS ’95 convention, several amendments to SOLAS and IMO resolutions were adopted concerning RoRo passenger vessel stability, arrangements of bow doors, operations, communications, lifesaving and search and rescue. In particular, Resolution No. 14, also known as the Stockholm Agreement, allows for regional agreements to establish specific stability requirements for RoPax and car/passenger ferry vessels. These regulations also require vessels to fulfill the SOLAS ’90 damage stability standard, which had applied to all RoRo passenger ships built since 1990 and was extended to existing ships in accordance with an agreed phase-in program. All our RoPax and car/passenger ferry vessels are currently in full compliance with SOLAS ’90 as well as the Stockholm Agreement.

Amendments to SOLAS ’74 establish greater fire safety standards for existing RoPax and multi-purpose ferry vessels and newbuildings. Our owned vessels are in full compliance with these fire and safety regulations.

Further amendments adopted to SOLAS ’74 in 2000 and 2002 stipulate, among other things, the fitting of an Automatic Identification System (AIS) and a Voyage Data Recorder (VDR) for ships engaged on international voyages. Additional security provisions adopted under SOLAS in December 2002 include mandatory compliance with the new International Ship and Port Facility Security Code (ISPS Code). Our operations are fully compliant with these requirements.

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

SOLAS was further amended in May 2006 (effective January 1, 2008) with respect to Long Range Identification and Tracking (“LRIT”). SOLAS regulation on LRIT establishes a multilateral agreement for sharing LRIT information, including the ship’s identity, location and date and time of the position, for security and search and rescue purposes. The amendment contains a phased-in implementation schedule for ships constructed before the entry into force of the amendment.

Our drilling units are designed and constructed to meet all applicable rules and regulations for operation world-wide. Three of them are designed to operate in the harsh environment of the North Sea British sector and are also designed to operate in the North Sea Norwegian sector environment.

Norway has the most demanding rules and regulations in the world. In order to work on the Norwegian Continental Shelf, Stena Don has been fully certified to meet the regulations of the Norwegian Petroleum Directorate (“NPD”). Stena Don also meets all the regulations of the Norwegian Maritime Directorate (“NMD”) for “marine” equipment, systems and arrangement and is also in compliance with all relevant regulations for operation on the British Continental Shelf. Stena Don is classed with Det Norske Veritas and has all applicable class notations, including class notations for dynamic positioning and drilling systems.

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

HNS Convention.  The International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances (“HNS”) 1996 is likely to come into force in the medium term. The liability aspects of HNS are based on the CLC by establishing a regime of strict liability and the registered shipowner’s right to limit liability. However, the HNS goes further than the CLC in that it covers not only pollution damage, but also the risks of fire and explosion including loss of life or personal injury as well as loss or damage to property. HNS substances include oil, liquefied gases and other dangerous, hazardous or harmful materials. The present limits of liability are between US $500 and US $2,000 per gross ton though it is likely that these limits will increase once HNS is ratified and comes into force.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

General

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” section of Item 3 and our Consolidated Financial Statements and the Notes thereto. Our Consolidated Financial Statements as of and for the years ended December 31, 2007 and 2008, have been prepared in accordance with IFRS as issued by the IASB. This is the first Annual Report on Form 20-F applying IFRS (for more information see Notes 1 and 36 in the F-pages).

We generate revenue primarily from our ferry operations, chartering out our drilling rigs, tankers, and Roll-on/Roll-off vessels and managing tankers, selling vessels and from real estate rentals. The period from June through September is the peak travel season for passengers in our ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs or real estate also may have an impact on our results in each period.

Significant events

Ferry Operations

In March and June 2007, respectively, Stena Britannica and Stena Hollandica returned to service after having been lengthened. The investments related thereto amounted to SEK 344 million and SEK 544 million, respectively.

In August 2007, two RoPax vessels were ordered from the Samsung Heavy Industries Co., Ltd (“SHI”) shipyard in Korea. The estimated aggregated investment is approximately €220 million with expected delivery in the first and third quarter of 2011.

In August 2007, Stena Carrier was sold to Stena Metall with a gain of SEK 116 million. The vessel is chartered back for a period of ten years.

In November 2007, Stena Searider was sold to an Italian shipping company with a gain of SEK 30 million.

On January 1, 2008, Stena Line acquired 100% of the shares in Sembo, a Swedish package holiday company, for SEK 61 million.

On January 15, 2008, Stena Line exercised an option to acquire the day ferry Stena Aurora, operating on the Helsinborg-Helsingör route.

In October 2008, Stena Line acquired the Swedish ferry operator HH-Ferries from Sessan for SEK 61 million.

In December 2008, Stena Line acquired the RoRo vessels Stena Carrier and Stena Freighter as well as the RoPax vessel Stena Nordica from Stena Metall.

Shipping

Crude oil and petroleum product transportation.  In June 2007, two newly built, 16,500 dwt product tankers were acquired for $37.5 million from a shipyard in China. The vessels were sold in November 2007 and January 2008, respectively, to a third party operator for $20 million each.

In October 2007, an agreement was signed to acquire three medium range tankers, Stena Italica (renamed after our acquisition to Stena Concert), Stena Conqueror and Stena Conquest that Stena Bulk AB (“Stena Bulk”) already chartered from the seller. The aggregate purchase price for all three vessels was $151 million and the acquisition was completed in the first quarter of 2008.

In September 2008, Stena Bulk acquired two 13,000 dwt product tankers for an aggregate purchase price of $56 million. We intend to sell the tankers to a third party upon delivery in 2009.

In 2008, gains of SEK 167 million were recorded on the sale of Stena Confidence and one Product tanker.

In October 2008, we acquired a thirty-five percent (35%) equity ownership stake in the privately held Greek shipping company Paradise Tankers Holding Corp. for $52 million. The acquisition provides us with full commercial control of three newly built Panamax tankers and two dry-cargo bulk carriers.

Roll-on/Roll-off vessel operations.  In August 2007, Mont Ventoux was sold to Stena Metall and chartered back. In December 2008, we acquired the company that owned the vessel from Stena Metall.

In 2008, gains of SEK 34 million were recorded on the sale of the RoRo vessel Stena Shipper.

In December 2008, Stena Seatrader (renamed Seatrade) was acquired by the Greek company Ventouris Ferries on a Hire Purchase basis.

In November 2008, we contracted to sell Stena Discovery for delivery during the first half of 2009.

Offshore drilling

In October 2006, we ordered a third Stena DrillMAX drillship, to be named Stena Forth, from the SHI shipyard in Korea. The total investment is expected to be approximately $790 million with delivery scheduled for mid 2009. In March 2007, we entered into financing arrangements for this drillship by way of a combination of Export Credit Agency financings, bank financing and mezzanine debt. In September 2007, we entered into a five-year firm contract with Hess for the third DrillMAX drillship at day rates between $498,500 and $538,500, based on achievement of certain performance incentives.

In May 2008, we ordered a fourth “ice-classed” DrillMAX vessel, to be named Stena DrillMAX ICE, from the SHI shipyard in Korea. The total investment is expected to be approximately $1.2 billion, with delivery scheduled for the fourth quarter of 2011. In November 2008, we entered into financing arrangements for this drillship by way of a combination of Export Credit Agency financings and bank financing, of in total $850 million.

Real estate

In the year ended December 31, 2007, we acquired properties for approximately SEK 455 million, mainly in Gothenburg and Stockholm. During the same period properties were sold for approximately SEK 343 million.

During 2006 and 2008, we invested a total amount of $52 million, including $43 million which was paid in the year 2008, in a fund managed by ING for development of residential complexes in China. Our stake in the fund has increased from 5.7% in 2006 to 11.25% in 2008.

As of March 31, 2009, $3 million remained to be paid under our commitment of $55 million and we have received a $3 million capital repayment from the fund.

In July 2007, we invested €100 million in a 7.07% share in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in The Netherlands. Our stake in the fund decreased from 7.07% in 2007 to 4.75% in 2008.

In the year ended December 31, 2008, we acquired properties for approximately SEK 1.1 billion, including two large municipal property portfolios in Stockholm, against stiff competition, and a commercial property in Malmö. The total purchase price for these three portfolios was SEK 519 million. During the same period, properties were sold for approximately SEK 851 million, with a net gain of SEK 169 million.

In 2008, we acquired a property in Hungary, which is a new country for our property investments.

New businesses: Adactum

In December 2005, we entered into a contract to acquire five wind power systems (windmills) for a total price of SEK 140 million. In January 2007, through our subsidiary Stena Renewable, we commenced operations of those power systems, currently Sweden’s largest land-based wind power generating plant, near Ludvika, Sweden.

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

In November 2007, Adactum ordered 12 additional windmills through its subsidiary Stena Renewable for approximately SEK 340 million for operation, near the existing wind farm in Ludvika, Sweden. The windmills commenced operation in the fourth quarter of 2008.

On May 16, 2008, Adactum made a public cash offer, in accordance with the provisions governing mandatory bids, to acquire the remaining shares in the affiliated company Ballingslöv. After closing of the bid for Ballingslöv, Adactum had increased its interest in the share of capital of Ballingslöv to 80.2% as of July 10, 2008. Ballingslöv has been accounted for as a subsidiary as of the third quarter of 2008.

In September 2008, Adactum accepted a bid for the shares held in Gunnebo Industrier AB (publ). The profit on the sale of the shares amounted to SEK 158 million. In 2008, Adactum wrote down the shares in the associated company Gunnebo AB (publ) by SEK 140 million due to the decreased market value of the shares.

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

On September 28, 2007, our unrestricted subsidiary Stena Royal entered into a new $350 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility matures on September 28, 2012, and we have an option to extend it for up to two additional years. The medium and long-term investment portfolios in Stena Royal are pledged as security for the facility. The facility includes a cross-default provision ($30 million threshold) with respect to debt of Stena AB, Stena Royal or any present or future subsidiary of Stena AB.

In 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016. The notes carry an interest rate of 7.5% and 7%, respectively, and are due in 2013 and 2016, respectively. After these repurchases, we had outstanding $170.8 million of our Senior Notes due 2013 and $172 million of our Senior Notes due 2016.

In the first quarter of 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of December 31, 2008, there were $153.1 million of our Senior Notes due 2013 outstanding and $128.7 million of our Senior Notes due 2016 outstanding.

In early 2008, the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller were terminated. As a consequence of the termination of the leases, the income that the five-year leases would have generated has been reported in the Finance net in 2008.

General Maritime and Arlington Tankers, in which we owned 1,252,988 shares, jointly announced on August 6, 2008, that they had entered into a definitive agreement whereby the two companies would combine in a stock-for-stock combination. Under the terms of the definitive agreement, shareholders of General Maritime received 1.340 shares of the combined company for each share of General Maritime held, and shareholders of Arlington Tankers received one share of the combined company for each share of Arlington Tankers held. The transaction was closed in December, 2008.

In 2008, 11,191,939 shares (3.7% of the votes) in Meda AB (publ.) were acquired for SEK 392 million. Sessan has an option to acquire these shares at a minimum price of SEK 38.50 per share.

During 2008, we invested in the Weavering Capital Macro Fixed Income fund. On March 11, 2009, the British hedge fund company Weavering Capital UK decided to close its Macro Fixed Income fund due to liquidity problems. The auditing firm PricewaterhouseCoopers has been appointed as liquidators of the fund. To date, no clear picture has emerged of what actually happened. We regard the chance of recouping the major part of the investment as limited. Accordingly, our whole investment will be written down. The write-down of our holding in the fund, SEK 85 million as of December 31, 2008, will be expensed in 2009.

Our 2008 result was negatively affected by the extreme disruption in the global financial markets and the sharp deterioration of the real economy in the second half of the year. Overall lower activities on the capital markets and falling values on equities led to a decrease in the net financial results.

Results of Operations

	Year ended December 31,
	2007	2008
	(SEK in millions)

CONSOLIDATED GROUP
Income Statement Data (IFRS):
Total revenues	22,402	26,472
Direct operating expenses	(14,085)	(16,679)
Selling and administrative expenses	(2,177)	(2,920)
Depreciation and amortization	(1,680)	(2,501)

Income from operations	4,460	4,372
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	9,868	10,309
Drilling operations	3,842	6,087
Shipping Roll-on/Roll-off vessels	412	426
Crude Oil tankers	3,264	3,547
Other Shipping	154	198

Total Shipping	3,830	4,171
Property operations	1,989	2,085
New Businesses operations	2,118	3,694
Other	8	48

Total revenues	21,655	26,394
Other income:
Net gain on sale of assets	350	372
Net valuation on investment properties	397	(294)

Total other income	747	78

Total income	22,402	26,472
Income (Loss) from Operations:
Ferry operations	1,267	781
Impairment charges	—	(63)
Net gain (loss) on sale of vessels	146

Total Ferry operations	1,413	718
Drilling operations	1,389	2,388
Net gain on sale of vessels	—	—

Total Drilling operations	1,389	2,388
Shipping: Roll-on/Roll-off vessels	86	104
Net gain on sale of vessels	100	33

Total Roll-on/Roll-off vessels	186	137
Crude oil tankers	109	135
Impairment charges	—	(85)
Net gain on sale of vessels	7	170

Total crude oil tankers	116	220
Other shipping	(13)	16

Total Shipping	289	373
Property operations	1,041	1,163
Net valuations on investment properties	397	(294)
Net gain on sale of properties	97	169

Total Property	1,535	1,038
New Businesses operations	108	107
Other	(274)	(252)

Total	4,460	4,372
Depreciation & Amortization:
Ferry operations	1,007	1,064
Drilling	493	1,016
Shipping: Roll-on/Roll-off vessels	105	107
Crude oil tankers	18	167
Other shipping	14	13

Total Shipping	137	287
New Businesses operations	39	125
Other	4	9

Total	1,680	2,501

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

Currency effects

Our revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Approximately 32% of our total revenues are generated in US dollars and approximately 23% are generated in SEK. Approximately 31% of our total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although we seek to hedge the net effects of fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

	January-December	January-December
Average rates	2007	2008	Change

US $	6.7607	6.5808	(3)%
British pounds	13.5281	12.0912	(11)%
Euro	9.2481	9.6055	4%

Closing rates	December 31, 2007	December 31, 2008	Change

US $	6.4342	7.8212	22%
British pounds	12.8146	11.4303	(11)%
Euro	9.4508	10.9500	16%

Revenues

Total revenues from operations increased SEK 4,739 million, or 22%, in the year ended December 31, 2008, to SEK 26,394 million from SEK 21,655 million in the year ended December 31, 2007, as a result of increased operating revenues in all business segments, partly offset by the weakening of the British pound against the SEK.

Ferry operations.  Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 441 million, or 4%, in the year ended December 31, 2008, to SEK 10,309 million from SEK 9,868 million in the year ended December 31, 2007, mainly due to higher revenues from the freight and travel business due to higher ticket and freight prices, partly offset by the weakening of the British pound against the SEK, together with decreased revenues from onboard sales due to lower volumes of passengers.

Offshore Drilling.  Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 2,245 million, or 58%, in the year ended December 31, 2008, to SEK 6,087 million from SEK 3,842 million in the year ended December 31, 2007, mainly due to the commencement of operations for the first and second DrillMAX vessels delivered, Stena DrillMAX and Stena Carron, together with a new contract at higher day rates for the Stena Spey, partly offset by an offhire period for the Stena Spey in the first quarter 2008. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.  Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 341 million, or 9%, in the year ended December 31, 2008, to SEK 4,171 million from SEK 3,830 million in the year ended December 31, 2007.

Revenues from crude oil tankers increased SEK 283 million, or 9%, in the year ended December 31, 2008, to SEK 3,547 million from SEK 3,264 million in the year ended December 31,

2007, mainly due to higher charter rates in the spot market, partly offset by the weakening of the US dollar with respect to the SEK. In the year ended December 31, 2008, we operated an average of 40 tankers (chartered in or owned), compared to 41 tankers (chartered in or owned) in the year ended December 31, 2007.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 14 million, or 3%, in the year ended December 31, 2008, to SEK 426 million from SEK 412 million in the year ended December 31, 2007, mainly due to the delivery of the new built RoPax vessel Borja in May 2007, partly offset by the sale of the RoRo vessel Stena Shipper in the first quarter of 2008.

Property.  Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 96 million, or 5%, in the year ended December 31, 2008, to SEK 2,085 million from SEK 1,989 million in the year ended December 31, 2007, mainly related to changes in the portfolio of properties and higher rents.

New Businesses Adactum.  Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 1,576 million, or 74%, in the year ended December 31, 2008, to SEK 3,694 million from SEK 2,118 million, in the year ended December 31, 2007, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased business activity in all other subsidiaries. Of the total revenues in the year ended December 31, 2008, SEK 1,285 million were related to Ballingslöv, SEK 1,049 million to Blomsterlandet, SEK 1,330 million to Envac and SEK 30 million to Stena Renewable as compared to SEK 961 million related to Blomsterlandet, SEK 1,137 million related to Envac and SEK 17 million related to Stena Renewable in the year ended December 31, 2007.

Other income

Net valuation on investment property.  As a result of revaluation to fair value according to IAS 40 “Investment properties”, we had net losses of SEK 294 million in the year ended December 31, 2008, as compared to SEK net gains of SEK 397 million for year ended December 31, 2007, mainly due to increased maintenance and sales and purchases of new properties and a general decrease in investment property market values.

Net gain/loss on sale of assets

Net Gain on Sale of Vessels, Ferry Operations.  In the year ended December 31, 2008, no vessel sales were made. In year ended December 31, 2007, gains of SEK 146 million were recorded on the sale of the vessels Stena Carrier and Stena Searider.

Net Gain on Sale of Vessels, Shipping.  In the year ended December 31, 2008, gains of SEK 203 million were recorded on the sale of the product tanker, Stena Confidence and on the sale of the RoRo vessel Stena Shipper. In the year ended December 31, 2007, gains of SEK 107 million were recorded on the sale of the RoRo vessel Mont Ventoux and on the sale of one of two newbuilt product tankers, delivered from a shipbuilder in China.

Net Gain on Sale of Properties.  In the year ended December 31, 2008, gains of SEK 169 million were recorded on the sale of properties. In the year ended December 31, 2007, gains of SEK 97 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 2,594 million, or 18%, in the year ended December 31, 2008, to SEK 16,679 million from SEK 14,085 million in the year ended December 31, 2007, mainly as a result of increased operating expenses in all operations except for shipping operations and the property business.

Ferry operations.  Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 860 million, or 13%, in the year ended December 31, 2008, to SEK 7,483 million from SEK 6,623 million in the year ended December 31, 2007, mainly due to increased expenses for bunker, personnel and port operations. Direct operating expenses for ferry operations for the year ended December 31, 2008, was 73% of revenues, as compared to 67% for the year ended December 31, 2007.

Offshore Drilling.  Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 529 million, or 31%, in the year ended December 31, 2008, to SEK 2,258 million from SEK 1,729 million in the year ended December 31, 2007. The increase is mainly due to costs related to the operation of the first two DrillMAX vessels Stena DrillMAX and Stena Carron, together with increased personnel expenses and costs for maintenance and repair for the rigs. Direct operating expenses from drilling operations for the year ended December 31, 2008, were 37% of drilling revenues as compared to 45% for the year ended December 31, 2007.

Shipping.  Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 155 million, or 5%, in the year ended December 31, 2008, to SEK 3,329 million from SEK 3,174 million in the year ended December 31, 2007.

Direct operating expenses associated with crude oil tankers increased SEK 147 million, or 5%, in the year ended December 31, 2008, to SEK 3,127 million from SEK 2,980 million in the year ended December 31, 2007, mainly due to increased expenses resulting from higher market rates for chartered in vessels and bunker fuel costs. Direct operating expenses for crude oil operations for the year ended December 31, 2008, were 88% of revenues, as compared to 91% for the year ended December 31, 2007. Direct operating expenses for crude oil tankers include time-charter costs, which are fixed for periods between 6 months and up to 10 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased SEK 5 million, or 3%, in the year ended December 31, 2008, to SEK 182 million from SEK 187 million in the year ended December 31, 2007, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007 and charter hire costs for the RoRo vessel Mont Ventoux, which was sold and chartered back in August 2007, partly offset by the sale of the RoRo vessel Stena Shipper in the first quarter of 2008. Direct operating expenses for Roll-on/Roll-off vessels for the year ended December 31, 2008, were 43% of revenues as compared to 45% for the year ended December 31, 2007.

Property.  Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations decreased SEK 45 million or 6% in the year ended December 31, 2008, to SEK 739 million from SEK 784 million in the year ended December 31, 2007, mainly related to increased planned maintenance, activated to the balance sheet according to IFRS standards, which results in reduced operating expenses, partly offset by increased extra single maintenance costs during 2008 of SEK 50 million. Total direct operating expenses from property operations in the year ended December 31, 2008, were 35% of property revenues, as compared to 39% for the year ended December 31, 2007.

New Businesses Adactum.  Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations increased SEK 1,102 million, or 63%, in the year ended December 31, 2008, to SEK 2,858 million from SEK 1,756 million in the year ended December 31, 2007, mainly due to the consolidation of

Ballingslöv as of July 10, 2008, together with increased business activity in all subsidiaries. Of the total operating expenses in the year ended December 31, 2008, SEK 904 million were related to Ballingslöv, SEK 977 million to Blomsterlandet, SEK 975 million to Envac and SEK 2 million to Stena Renewable as compared to SEK 874 million related to Blomsterlandet, SEK 872 million to Envac and SEK 1 million to Stena Renewable in the year ended December 31, 2007. Direct operating expenses for Adactum operations for the year ended December 31, 2008, were 77% of revenues, as compared to 83% for the year ended December 31, 2007.

Selling and administrative expenses

Selling and administrative expenses increased SEK 742 million, or 34%, in the year ended December 31, 2008, to SEK 2,920 million from SEK 2,178 million in the year ended December 31, 2007, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased personnel and consultancy costs and higher costs for advertising. Excluding Ballingslöv, selling and administrative expenses increased 19% in year ended December 31, 2008. Total selling and administrative expenses in the year ended December 31, 2008, were 11% of total revenues, as compared to 10% for the year ended December 31, 2007.

Depreciation and amortization

Depreciation and amortization charges increased SEK 821 million, or 49%, in the year ended December 31, 2008, to SEK 2,501 million from SEK 1,680 million in the year ended December 31, 2007, mainly due to depreciation charges for the two first delivered DrillMAX vessels Stena DrillMAX and Stena Carron, together with other new vessels delivered and the consolidation of Ballingslöv as of July 10, 2008. The weakening of the US dollar against the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in US dollars, partly offset the increase in depreciation and amortization charges.

Share of associated companies’ results

Share of associated companies’ results in the year ended December 31, 2008, refer to our portion of the results of Midelfart Sonesson AB (publ), Gunnebo AB (publ), MediaTec and Ballingslöv until it was accounted for as a subsidiary as of the third quarter of 2008. Share of associated companies’ results in the year ended December 31, 2007, refer to our portion of the results of Midelfart Sonesson AB (publ), Ballingslöv, Gunnebo AB (publ) and MediaTec. As of December 31, 2008, our ownership of Midelfart Sonesson AB (publ) was 22.9%. As of December 31, 2007, our ownership of Midelfart Sonesson AB (publ) was 22.4% and the ownership in Ballingslöv was 28.6%. In the year ended December 31, 2008, Adactum increased its ownership in the listed company Gunnebo AB (publ) to 25.3%. In the year ended December 31, 2007, Adactum ownership in Gunnebo AB (publ) was 24.9%.

In June 2007, Adactum acquired a 45% interest in MediaTec for at total investment of SEK 338 million. In the year ended December 31, 2008, its ownership decreased to 42.8%.

Financial income and expense, net

Financial income and expense, net decreased by SEK 2,976 million in the year ended December 31, 2008, to SEK (2,914) million from SEK 62 million in the year ended December 31, 2007.

Net gain (loss) on securities in the year ended December 31, 2008, was SEK (1,785) million, of which SEK (815) million related to realized losses on marketable debt and equity securities, SEK (1,995) million related to unrealized gains and losses and SEK 1,025 million related to the termination of the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller. Net gain (loss) on securities in the year ended December 31, 2007, was

SEK 950 million, of which SEK 656 million related to realized gains on marketable debt and equity securities and SEK 294 million related to unrealized gains and losses.

Interest income in the year ended December 31, 2008, increased SEK 38 million to SEK 957 million from SEK 919 million in the year ended December 31, 2007.

Interest expense for the year ended December 31, 2008, increased SEK 521 million to SEK (2,260) million from SEK (1,739) million for the year ended December 31, 2007. This includes interest expense for the debt in SPEs, which decreased SEK (51) million to SEK (365) million from SEK (416) million, partly as a result of the investment in the SPEs. Other interest expense increased SEK 527 million to SEK (1,895) million from SEK (1,323) million, due to increased financing of investments.

During the year ended December 31, 2008, foreign exchange gains (losses), net amounted to SEK 582 million, of which gains of SEK 340 million were derived from currency trading and gains of SEK 242 million from translation differences. In the year ended December 31, 2007, foreign exchange gains (losses), net amounted to SEK (49) million, of which gains of SEK 34 million were derived from currency trading and losses of SEK (83) million from translation differences.

Other financial income (expense) of SEK (693) million for the year ended December 31, 2008, includes expenses of SEK (84) million related to amortization of the deferred financing charges for our Senior Notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs and SEK (524) million related to bunker hedges. Other financial income (expense) of SEK (230) million for the year ended December 31, 2007, includes expenses of SEK (97) million for the repurchase of the Senior Notes due 2012 and SEK (59) million related to amortization of the deferred financing charges for our Senior Notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in SPEs.

Income taxes

Income taxes for the year ended December 31, 2008, were SEK 367 million (tax benefit), consisting of current taxes of SEK (253) million and deferred taxes of SEK 620 million. The effective tax rate in 2008 was approximately (27)%. Income taxes for the year ended December 31, 2007, were SEK (632) million (tax expense), consisting of current taxes of SEK (151) million and deferred taxes of SEK (481) million. The effective tax rate in 2007 was approximately 14%.The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and capital resources

Our liquidity requirements principally relate to servicing debt, financing the purchase of vessels and other assets and funding working capital. We have in prior years met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and financing and refinancing arrangements.

As of December 31, 2008, we had total cash, short-term investments and marketable securities of SEK 9,174 million as compared with SEK 11,562 million as of December 31, 2007.

Cash flows provided by operating activities increased to SEK 5,381 million in 2008 from SEK 4,586 million in 2007. Cash flows used in investing activities in 2008 amounted to SEK (7,397) million, including capital expenditure of SEK (9,696) million. Cash flows used in investing activities in 2007 amounted to SEK (12,862) million, including capital expenditure of SEK (8,368) million. Cash flows provided by financing activities in 2008 amounted to SEK 2,714 million as compared with SEK 8,064 million in 2007.

Total interest bearing debt as of December 31, 2008, was SEK 45,490 million, excluding the debt in the SPEs, as compared with SEK 32,731 million at December 31, 2007. Interest bearing debt in the SPEs as of December 31, 2008, was SEK 9,492 million, as compared with SEK 8,021 million at December 31, 2007. Total debt increased partly due to the strengthening of the closing rate of the US dollar against the SEK, but also due to the increased investments. As of December 31, 2008, $676 million was utilized under the $1 billion revolving credit facility plus $18 million used for issuing of bank guarantees and letters of credit. As of December 31, 2007, $596 million was outstanding under this facility plus $21 million used for issuing of bank guarantees and letters of credit. In 2007, Stena Royal, a subsidiary in the unrestricted group, entered into a new revolving credit facility of $350 million, of which $90 million was utilized as of December 31, 2008, as compared with $109 million as of December 31, 2007. See “Description of other indebtedness” for further description of our credit facilities.

Our remaining capital expenditure commitment for newbuildings on order as of December 31, 2008, was SEK 12,931 million ($1,642 million), of which SEK 4,168 million ($529 million) is due within the next twelve months, SEK 5,048 million ($641 million) is due during 2010 and SEK 3,715 million ($472 million) is due in 2011 and thereafter. We plan to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, the existing revolving credit facilities, capital lease agreements, new bank loans or other financing arrangements; financing for 66% of the unpaid balance has already been arranged.

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

Trend information

Charter rates for RoRo and RoPax vessels and freight volumes and rates in Northern Europe increased in the period between 2001 and July 2008. In particular, freight volumes increased by an average of approximately 5% per year during the period. Demand, driven by increases in global and regional trade, increased charter rates and freight volumes and rates on these vessels beyond previous levels. Freight volumes in Northern Europe have in the past increased by approximately two times GDP growth in this area and a general economic downturn or slowdown could lead to decreased freight volumes and rates for our ferry operations and lower charter rates for our chartered out RoRo and RoPax vessels. In the third quarter of 2008, freight volumes and rates and charter rates began to fall as a result of the global recession. All of our RoRo and RoPax vessels are on fixed charter contracts with expirations ranging from November 2009 (for one vessel) to 2012. In 2008, approximately 54% of the revenues of our ferry line business were generated by non-freight business. Going forward, the RoRo and ferry line freight businesses are exposed to the current economic climate and competition for customers’ products. There can be no assurance that freight volume and rates and charter rates will not decrease from current levels or that we will be able to charter our RoRo and RoPax vessels when our current charter contracts expire.

Charter rates for tankers increased in the period between February 2008 and August 2008 which marked the end of a “super cycle“ for the tanker market. Demand, driven by increases in global trade and demand for crude oil, increased charter rates to levels beyond previous market highs. In October 2008, charter rates began to fall as a result of increased capacity and reduced demand for crude oil. By the end of 2008, rates stabilized at a lower level which generally continued for the first two months of 2009. The decline in charter rates during the second half of 2008 was also affected by the expected over-capacity of available tankers. Going forward, the tanker industry is exposed to the projected decrease in worldwide oil consumption, possible further decreases in OPEC production and deliveries of additional newbuildings. Our tankers subject to long term charters are not expected to be affected by the current events in the tanker market until the current charters expire. Tankers trading in the spot market are subject to changes in the demand for vessels and changes in market rates.

Charter rates for drilling rigs increased in the period between 2005 and 2008, primarily driven by increased offshore exploration and development activities as a consequence of increased demand for oil and depletion of existing offshore fields. In particular, charter rates for newer, larger rigs that are equipped to operate in deep water have increased over the last few years. Recently, new charter rates have begun to be slightly affected by lower crude prices, reduced exploration as a result of lower exploration budgets on the part of oil companies and reduced forecasted demand for oil. All of our six drilling units are on time charter with expirations ranging from December 2009 to June 2014. One of our DrillMAX newbuildings on order is not currently contracted. This unit is scheduled to be delivered end of 2011. The demand for drilling units has been volatile and demand for drilling units and charter rates historically have fluctuated significantly with long-term sustained oil price changes. There can be no assurance that we will be able to obtain charters for our newbuilding not currently subject to charter at rates equal to our current day rates. We also cannot assure you that we will be able to charter our drilling units when our current charter contracts expire.

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2008 were as follows:

	Payments due by period

		Less than			More than	Not
	Total	one year	1-2 years	3-5 years	5 years	specified

	(SEK million)

Property loans	13,486	327	568	1,548	11,043
Other bank loans	16,329	660	2,272	3,107	10,003	287
Revolving credit facility	5,843					5,843
Other credit facilities	402	402
Capital leases	2,126	135	703	322	966
Operating leases	9,282	2,733	2,542	1,126	2,881
Trade accounts payable	1,220	1,220
Total	48,688	5,477	6,085	6,103	24,893	6,130

Our commercial commitments are listed in Note 31 of our Consolidated Financial Statements and relate mainly to purchase obligations for newbuildings.

Off-Balance Sheet Arrangements

One of our subsidiaries and TeeKay have each guaranteed the performance of the obligations of one of the Stena/TeeKay joint ventures under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and TeeKay have also guaranteed the repayment by the other Stena/TeeKay joint ventures of loans from a group of banks. Our liability under these loans is limited to 50% of the amount outstanding under the loan agreements, including interest, charges, expenses and damages. As of December 31, 2008, the outstanding total loan amounts were $178 million.

Application of Critical Accounting Policies

Reporting in accordance with IFRS as of 2008

Our financial reporting up to 2007 was prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Effective from January 1, 2008, Stena prepares the financial reports in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (IFRIC) as issued by the International Accounting Standards Board (IASB).

The change of accounting standards also include a change of one comparative year meaning that opening balance in accordance with IFRS is January 1, 2007.

The preparation of our Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. The accounting principles applied by us that are deemed to be critical are discussed below.

Vessels lives.  Our vessels represent our most significant assets, together with the investment properties, and we state them at cost less accumulated depreciation. Depreciation of vessels, which includes depreciation of vessels under capital leases, is computed using the straight-line method over estimated service lives of 10 to 25 years. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Investment properties.  Our investment properties, that is properties held in order to generate rental income or increase in value or a combination of these, are valued continuously at fair value (estimated market value). These properties are initially valued at acquisition cost. Fair value is based on the estimated market value on balance sheet date, which means the value at which a property could be transferred between well-informed parties that are independent of each other and that have an interest in the transaction being carried out. Changes in fair value are reported in the income statement, with an impact on changes in value of properties.

Impairment of Goodwill.  Goodwill is comprised of the amount by which the acquisition cost exceeds the fair value of the Group’s portion of the acquired subsidiary’s identifiable net assets at acquisition date. Goodwill is tested annually for impairment and is recognised at acquisition cost less accumulated impairment losses. Goodwill is allocated to cash generating units during impairment testing. This allocation refers to those cash generating units, determined in accordance with the Group’s operating segments, which are expected to benefit by the business combination in which the goodwill item arose.

Impairment of non-financial assets.  We review long lived assets used in our business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value if the decline is deemed to be permanent. We estimate fair value based on independent appraisals, sales price negotiations, active markets, if available, and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Derivative instruments and hedging measures.  We apply hedge accounting to reduce the risks associated with the volatility of the reported result which would, otherwise, arise as a consequence of the valuation of the derivative at fair value, while the hedged item, in normal cases, has yet to be recognized in the balance sheet (cash flow hedges) or recognized in the balance sheet at amortized cost.

All derivatives that do not meet the hedging criteria are marked to fair market values that are generally determined based on quoted market prices or market quotes for the same or similar financial instruments.

Impairment of financial assets.  We make an assessment on each balance sheet date regarding whether there exists any objective evidence that a write-down requirement has arisen for a financial asset or a group of financial assets. As regards shares classified as available-for-sale assets, any significant or extended decline in the fair value of a share to a level below its acquisition value is regarded as an indication that a write-down requirement exists. If such evidence is present for available-for-sale financial assets, the accumulated loss — calculated as the difference between acquisition cost and current fair value, less any previous impairment charges reported in the income statement — is subtracted from equity and reported in the income statement. Impairment of equity instruments, which is reported in the income statement, is not reversed in the income statement.

IFRS that have been issued but are not yet effective

Several new or changed accounting regulations and interpretations have been notified but are yet to come into force. Those regulations coming into force on January 1, 2009 but which are not expected to have any material impact on the Group are as follows:

•	Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations. Effective date January 1, 2009.
•	Revised IAS 1 Presentation of Financial Statements. Effective date January 1, 2009.
•	Revised IAS 23 Borrowing Cost. Effective date January 1, 2009.
•	Amendments to IAS 27 Cost of an Investment in a subsidiary, jointly controlled entity or associate. Effective date January 1, 2009.
•	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation. Effective date January 1, 2009.
•	Amendments to IAS 39 Financial instruments: Recognition and Measurement . Effective date January 1, 2009.
•	IFRIC 15 Agreements for the Construction of Real Estate. Effective date January 1, 2009.
•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation. Becomes mandatory for Stena 2009.

Several new or changed accounting regulations and interpretations have been notified by IASB, and come into force January 1, 2010 or later. The impact they will have on the Group is yet to be determined:

•	Revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. Becomes mandatory for Stena 2010.
•	IFRIC 17 Distribution of Non-cash Assets to Owners, Becomes mandatory for Stena 2010.
•	IFRIC 18 Transfers of Assets from Customers. Becomes mandatory for Stena 2010.
•	The effects of the revised IFRS 3 and the revised IAS 27 has not yet been evaluated. The other above described new standards, revised standards and intepretations will not have a material affect on the Financial Statements.

Item 6.	Directors, Senior Management and Employees

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

The following table sets forth the name, year of birth and position of each of our directors and executive officers as of March 31, 2009.

Name	Year born	Title

Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director(1)
Svante Carlsson	1948	Executive Vice President and Director
Sune Carlsson	1941	Director
Åke Plyhm	1951	Director
Anne-Marie Pouteaux	1951	Director
Jörgen Lorén	1961	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Pia Carlsson	1969	Deputy Director (Employee Representative)

(1)	For details of Mr. Dan Sten Olsson’s share ownership, see “Item 7. Major Shareholders and Related Party Transactions.”

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed chairman of the board of Stena AB in 2000. Mr. Jeansson also serves as a director on the board of Stena Metall. Mr. Jeansson is chairman of the boards of BIL Sweden, Haléns Holding and the Volvo Pensionsstiftelse and chairman of Sixth Swedish National Pension Fund. He is also vice chairman of Mählers International Mr. Jeansson also serves as director of Volvo Lastvagnar AB, Volvo Construction Equipment, Svenskt Naringsliv and Orkla ASA. Mr Jeansson is a member of the Swedish Council for the Sale of Shares in State-owned Companies.

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

Sune Carlsson has served as a director of Stena AB since June 2008 Mr. Carlsson is a former President and CEO of AB SKF and Executive Vice President of ASEA AB and ABB Ltd.

Mr. Carlsson is chairman of the board of Atlas Copco AB and also serves as a director of Investor AB and Autoliv Inc.

Åke Plyhm has served as a director of Stena AB since June 2008. Mr. Plyhm also serves as a member of the board of directors of Stena Line Holding BV. Mr Plyhm is chairman of the board of Aditro AB, SentoClone and the IT and Telecom sector in the Swedish Enterprise Federation. Mr Plyhm also serves as a director of the board of Saab Combitech AB, ITH/Immune Therapy Holdings and Litorina Holding AB. Mr Plyhm is a member of the board of the Swedish Enterprise Federation and a member of the Royal Swedish Academy of Engineering Sciences Business Executive Council.

Anne-Marie Pouteaux has served as a director of Stena AB since February 2008. Mrs. Pouteaux is a partner of Wistrand Advokatbyrå Göteborg KB and is also a member of the board of directors of Stena Bulk AB.

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

Pia Carlsson has served as a deputy director of Stena AB, representing Stena AB employees affiliated with the Swedish Union of Commercial Employees, since 2009. Ms. Carlsson is a freight forwarding agent and has been employed in our ferry operations since 1990.

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

Bo Severed (born 1955) has served as Managing Director of Stena RoRo since 2008. Mr. Severed also serves on the boards of directors of several of our companies, including NMM and Stena Bulk. He was a member of the board of Stena Line Holding BV from 1998 to 2008. Mr. Severed has held various executive positions within Stena Line including Managing Director from 1998 and 2003. Mr. Severed was employed in the Stena Sphere during the majority of the years 1988 to 2003 and then rejoined the Stena Sphere in 2008.

Martin Svalstedt (born 1963) has served as Managing Director of Adactum since 2002. Mr. Svalstedt also serves as chairman of Ballingslöv , Envac, Gunnebo AB (publ), S-Invest Trading AB and Stena Renewable and as board member in Midelfart Sonesson AB (publ), MediaTec, SentoClone, Gislaved Folie AB and Adactum.

Tom Welo (born 1947) has served as Managing Director of Stena Drilling Ltd. since 1995. Mr. Welo has a Master of Science in Naval Architecture and Marine Engineering.

Compensation of Directors

For the year ended December 31, 2008, the aggregate compensation paid by the Stena AB to its directors (a total of nine persons) amounted to approximately SEK 11 million. For the year ended December 31, 2007, the aggregate compensation paid by the Stena AB to its directors amounted to approximately SEK 13 million.

Audit Committee

Following a decision by the board on December 20, 2006, we established an audit committee. At the same time, the board approved the charter for the audit committee.

Lennart Jeansson (chairman of the board of Stena AB), John Lindkvist (Chief Financial Officer of Stena Metall AB), Staffan Hultgren (Director of Business Administration for Stena AB) and Anne-Marie Pouteaux (outside counsel to the Company and member of the board of Stena AB) are members of the audit committee. Mr. Lennart Jeansson acts as chairman of the audit committee.

Pursuant to the charter, the overall objectives and responsibilities of the audit committee are to assist the board in fulfilling its oversight responsibility relating to the Company’s accounting matters, the system of internal controls, the management’s monitoring and controlling of business risks, corporate governance activity and legal and regulatory requirements to the extent applicable to financial matters.

The audit committee is appointed by and can be removed by the board of directors and shall have at least three meetings per year.

Employees

The chart below sets forth the average number of employees in each of our principal business areas for the three years ended December 31, 2008.

	2006	2007	2008

Ferry operations	5,564	5,710	5,778
Drilling	665	755	968
Shipping	626	738	842
Property operations	283	261	262
New businesses Adactum	833	968	1,791
Other	74	87	101

Total	8,045	8,519	9,742

In addition to the employees referred to above, NMM employed 4,816 persons in 2008 in external ship management services, as compared to 4,842 persons in 2007 and 4,475 persons in 2006.

We have good relations with our work force and the labor unions representing our employees.

Options

No options exist to purchase securities from us.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of March 31, 2009:

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

Our Articles of Association contain a restriction on the transfer of our shares. Pursuant to the articles, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and his wife Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993 or lineal descendants of Sten A. Olsson and the late Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the Articles of Association, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision. In addition, under the Swedish Companies Act, shareholder resolutions in the ordinary course of business require the vote of a majority of shares voting thereon, and extraordinary items (including amendments to the Articles of Association other than the amendment to the put option described above) require support by shareholders holding at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the shareholders meeting. Holders of at least 10% of the outstanding shares have the right to require us to pay dividends within certain statutory parameters.

Related Party Transactions

We have entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Sessan and Stena Metall and their subsidiaries. Another significant company within the Stena Sphere is Concordia which is 52% owned by Sessan. Shares in Concordia are listed on Nasdaq OMX Stockholm. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk AB , a wholly owned subsidiary of the Company, are parties to an allocation agreement (the “Allocation Agreement”) pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No agreements were made in 2007 or 2008. The net outcome of the agreement including results of forward contracts was SEK 0 million in both of the years 2007 and 2008.

We provide certain services to Concordia such as administration, marketing, commercial management, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia’s personnel and certain financial and other services. We earned fees equal to SEK 25 million in each of the years 2007 and 2008, respectively, for these services.

Sessan

Since June 1999, we have served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. We earned total fees of SEK 3 million in each of the years 2007 and 2008 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH-Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing credit facility from us. As of December 31, 2007, DKK 219 million was outstanding under this facility. In October, 2008, HH Ferries was acquired by Stena Line. The purchase price was SEK 61 million and at the same time the loan was repaid.

In December 2002, we sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from us in 1996. The vessel is chartered back as an operating lease, for which we paid charterhire of SEK 59 million for each of the years 2007 and 2008.

Sessan has invested in shares in the Swedish company Meda AB (“Meda”). In 2005, a new share issue in Meda was guaranteed by us. In connection with the new issue, we purchased shares in Meda. Sessan had the option to buy these shares at a price of 10% above the price paid by us. This option was exercised during 2006. In 2008, there was a new share issue in the amount of SEK 1,511 million. Meda and Stena AB guaranteed the new share issue through a guarantee commitment. The new share issue was oversubscribed and Stena AB did not need to fulfill the commitment. However, Stena Investment Cyprus acquired 11,191,939 shares (3.7% of the votes) in Meda for SEK 392 million. Sessan has an option to acquire the shares to a price for a minimum of SEK 38.50 per share.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 1,781 million and SEK 3,012 million in 2007 and 2008, respectively.

We paid charterhire for vessels to Stena Metall at an amount of SEK 89 million for 2007 and of SEK 139 million for 2008.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2007 and 2008 for these services.

During 2007, two vessels, Stena Carrier and Mont Ventoux, were sold to Stena Metall at market value and chartered back as operational leases.

On December 19, 2008, Stena Rederi AB (“Stena Rederi”) acquired the companies that owned the vessels Stena Nordica, Stena Freighter, Stena Carrier and Stena Mont Ventoux from Stena Metall. The companies were acquired at a market value of SEK 1,443 million. After the acquisition, Stena Rederi has a long-term liability of SEK 682 million to Stena Metall. The loan bears interest at a market rate and is due August 31, 2010. At the time of the acquisition, Stena Rederi assumed the bank loans amounting to SEK 761 million for the acquired owning companies.

Olsson Family

We rent office space from members of the Olsson family. In 2007 and 2008, we paid SEK 40 million and SEK 45 million, respectively, in each of the years in respect of such properties.

We manage certain properties owned by members of the Olsson family. In each of the years 2007 and 2008,members of the Olsson family paid us SEK 12 million for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

Item 8.	Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-73.

Legal Proceedings

In August 2007, Transocean Offshore Deepwater Drilling Inc. (“Transocean”) brought suit against Stena Drilling Limited (“Stena”) in the United States District Court for the Southern District of Texas (“the Texas Action”). Transocean alleged that Stena infringed four U.S. patents owned by Transocean by virtue of certain acts of selling and/or offering for sale the Stena DrillMAX I, II and III vessels. In September 2007, Stena answered Transocean’s complaint and filed a motion to dismiss the Texas Action on jurisdiction grounds. In May 2008, Stena’s motion to dismiss the Texas Action was granted, and Transocean’s claims against Stena were dismissed for lack of jurisdiction.

Subsequently, in November 2008, Transocean filed a second patent infringement suit against Stena, the second suit naming Stena Drilling Limited, Stena DrillMAX Limited, and Stena DrillMAX III Limited as defendants (the “Stena Defendants”). The second suit was also filed in the United States District Court for the Southern District of Texas (the “second Texas Action”). Transocean alleges that the Stena Defendants infringe four U.S. patents owned by Transocean by virtue of certain acts of selling, offering for sale, and/or using the DrillMAX I in the United States and selling and/or offering for sale the DrillMAX III within the United States. The Stena Defendants answered Transocean’s complaint in the second Texas Action in December 2008. Additionally, Stena DrillMAX III Limited (“Stena III”) filed a motion to dismiss Transocean’s claims against it based on Transocean’s failure to properly allege that Stena III had committed any purported act of infringement within the United States. Stena III’s motion to dismiss remains pending. If granted, the dismissal would not foreclose the possibility of Transocean asserting future claims of patent infringement against Stena III in the event Stena III operates the DrillMAX III within the United States or within any other jurisdiction where Transocean holds counterparts to the U.S. patents. The second Texas Action is in the initial phases, as it is not scheduled for trial until August/September 2010.

In March 2007, Transocean initiated legal proceedings against Samsung Heavy Industries Co., Ltd. (“SHI”) in South Korea (the “Korean Action”) alleging that SHI has infringed Transocean’s Korean patent that is a counterpart to the U.S. patents asserted in the Texas Action and in the second Texas Action. According to the Korean Action, among the allegedly infringing acts are SHI’s construction of the DrillMAX I, II and III vessels. Stena has intervened in the Korean Action in order to clarify its obligation, if any, to indemnify SHI for damages or expenses arising out of any finding of infringement relating to the DrillMAX vessels. Additionally, both SHI and Stena initiated patent invalidation proceedings in the Korean Intellectual Property Office (“KIPO”) seeking to have Transocean’s Korean patent declared invalid. SHI’s and Stena’s invalidation proceedings were merged into a single proceeding before a KIPO tribunal.

In June 2008, the KIPO tribunal issued its decision holding that Transocean’s Korean patent was invalid based on failure to satisfy the written description requirements of the Korean patent laws. Subsequently, Transocean’s infringement claims against SHI were dismissed by the South Korean court in July 2008. The grounds for dismissal provided by the court were substantially similar to the grounds for invalidation provided by the KIPO tribunal. Transocean has appealed both the KIPO tribunal’s invalidation decision and the South Korean court’s dismissal of Transocean’s infringement claims. Both appeals are proceeding, and as of the date of this Annual Report, neither case is at a stage where it is possible to provide a meaningful evaluation of the likelihood of an unfavorable outcome.

We believe it is highly unlikely that any unfavorable outcome in any of these cases will materially impact Stena’s ability to perform its obligations under current customer contracts for the DrillMAX vessels.

We are also a party to various routine legal proceedings arising in the ordinary course of business. Such claims are generally covered by insurance, subject to customary deductibles. There are also on-going tax issues with tax authorities in the Group. We do not believe that any liabilities that may result from such legal proceedings will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

Dividends

We paid a cash dividend of SEK 215 million, SEK 550 million and SEK 390 million for the years ended December 31, 2006, 2007 and 2008, respectively. The dividends are made out of unrestricted earnings in the shareholders’ equity and paid out the year after the respective financial year.

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

Ownership and Transfer Restrictions

There are no limitations under Swedish law or in our Articles of Association on the right of persons who are not citizens or residents of Sweden to own or vote our stock. However, our Articles of Association contain a restriction on the transfer of our shares. Pursuant to the Articles of Association, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and his wife, the late Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993 or lineal descendants of Sten A. Olsson and the late Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the Articles of Association, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision.

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

Material Financial Contracts

Revolving credit facility.  On December 8, 2004, Stena Holland BV (formerly Stena International B.V.) and Stena (Switzerland) AG (“SSAG”) entered into a $1 billion secured revolving credit facility with a syndicate of financial institutions, for which J.P. Morgan plc,

Svenska Handelsbanken AB (publ), Nordea Bank AB (publ), Citigroup Global Markets Limited, DnB NOR Bank ASA and HSBC Bank plc act as lead arrangers and Svenska Handelsbanken AB (publ.) acts as facility agent. The $1 billion revolving credit facility was made available for the purposes of refinancing Stena Holland BV’s existing debt, including the 2002 and 2001 revolving credit facilities, together with certain other vessel financings, and to provide financing for general corporate purposes. Stena Holland BV’s and SSAG’s obligations under the $1 billion revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

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

The obligations of Stena Holland BV and SSAG under the $1 billion revolving credit facility are secured by, among other things, first priority security interests on Stena Spey, Stena Clyde, Stena Tay, Stena Saga, Stena Nautica, Stena Don, Stena Forwarder, Stena Baltica, Stena Carisma (and its linkspans), Stena Danica, Stena Discovery, Stena Europe, Stena Forecaster, Stena Forerunner, Stena Foreteller, Stena Germanica, Stena Scandinavica, Stena Scanrail, Seatrade and the Holyhead and Stranraer ports. In the event that an asset securing the $1 billion revolving credit facility is sold or declared a total loss, availability under the $1 billion revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of any debt secured by a prior mortgage therein) to 140% of the facility amount. As of December 31, 2008, the value of the collateral securing the $1 billion revolvíng credit facility well exceeded 140% of the facility amount.

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

As of December 31, 2008, the amount of indebtedness under the $1 billion revolving credit facility was $640 million plus $18 million used in connection with guarantees and letters of credit.

Adactum secured bank facility.  On October 16, 2006, Adactum entered into a new secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ) with a total principle amount of SEK 450 million. The facility matures on October 16, 2009 and bears interest at a rate based on Stockholm Interbank Offered Rates plus an applicable margin of 0.75%. Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The shares in listed companies held by Adactum are pledged as security for the facility. The facility includes a cross-default provision ($15 million threshold) with respect to debt of Stena AB, Adactum or any present or future subsidiary of Stena AB. As of December 31, 2008 SEK 90 million under the facility was utilized. The facility is non-recourse to Stena AB.

Stena Royal secured bank facility.  On September 28, 2007, Stena Royal , an unrestricted subsidiary, entered into a new $350 million secured revolving credit facility with Svenska

Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility matures on September 28, 2012, subject to our option to extend it for up to two additional years. The facility bears interest at a rate based on LIBOR, EURIBOR or Stockholm Interbank Offered Rates as applicable depending on currency drawn down plus an applicable margin of 0.45% to 0.70% depending on the ratio between the aggregated drawn down amount and the value of the underlying security. Stena Royal may select every time it borrows funds under the facility an interest period of three or six months or such other period as may be agreed up to a maximum of twelve months. Interest is payable at the end of the relevant interest period. The medium and long-term investment portfolios of shares in listed companies held by Stena Royal are pledged as security for the facility. The facility includes a cross-default provision ($30 million threshold) with respect to debt of Stena AB, Stena Royal or any present or future subsidiary of Stena AB. As of December 31, 2008, $90 million was utilized under the facility.

Debt in SPEs.  As of December 31, 2008, we had investments in four SPEs: Canyon Capital CDO-2002, Canyon Capital CLO-2004, Canyon Capital CLO-2006 and Canyon Capital CLO-2007. The assets and liabilities of the SPEs are consolidated in our financial statements, although the debt of the SPEs is non-recourse to Stena AB.

As of December 31, 2008, Canyon Capital CDO-2002 Ltd, Canyon Capital CLO-2004 Ltd and Canyon Capital CLO-2006 Ltd, had issued senior secured notes to fund their portfolio investments in the US high yield bond and corporate loan markets.

As of December 31, 2008, the total outstanding debt of all SPEs was SEK 9.5 billion. The remaining funding for the SPEs has been provided by us and other investors as subordinated secured notes and preferred share capital.

Canyon Capital CDO-2002 Ltd issued senior secured notes maturing in May 2014, consisting of $222 million Class A notes, $10.9 million Class B notes and $11.2 million Class C notes. The Class A and B notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.60% and 3.75%, respectively, and the Class C notes bear a fixed interest rate of 12.88%. Interest is payable semiannually. Canyon Capital CLO-2004 Ltd issued notes maturing in October 2016, consisting of $200 million Class A1 notes, $77.5 million Class A2 notes, $36 million Class B notes, $29 million Class C notes and $16 million Class D senior secured notes. The Class A, B, and C notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.37%, 1.25% and 2.50%, respectively, and the Class D notes bear a fixed interest rate of 12.88%. Canyon Capital CLO-2006 Ltd issued senior secured notes maturing in August 2020, consisting of $266 million Class A notes, $15.2 million Class B notes, $22.8 million Class C notes, $22.8 million Class D notes and 13.3 million Class E notes. The notes bear interest at a variable rate of LIBOR plus a margin of 0.25-0.27% for Class A notes and 0.42%, 0.70%, 1.60% and 3.75% for Class B, C, D and E notes, respectively. Interest is payable semi-annually. Each series of notes is secured by the underlying securities held by the issuing SPE. Canyon Capital CLO-2007 is fully invested and the long term financing was expected to close by the fourth quarter of 2008 but was delayed due to current conditions in the financial markets. Intermediate funding has been provided by the arranging bank until March 31, 2011.

Senior Notes due 2013 and Senior Notes due 2016.  As of December 31, 2008, we had outstanding, $153 million principal amount of Senior Notes due 2013 and $129 million principal amount of Senior Notes due 2016. In 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016. In 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. The Senior Notes due 2013, issued in November 2003, mature on November 1, 2013, and interest is payable semi-annually on May 1 and November 1 of each year. The Senior Notes due 2014, are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The Senior Notes due 2016, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The Senior Notes due 2016 are redeemable at our option, in whole or in part, at any time on or after December 1, 2009. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. These senior notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

Senior Notes due 2017 and Senior Notes due 2019.  As of December 31, 2008 we had outstanding € 300 million principal amount of Senior Notes due 2017 and € 102 million principal amount of Senior Notes due 2019. The Senior Notes due 2017, issued in February 2007, mature on February 1, 2017 and interest is payable semi-annually on February 1 and August 1 of each year. The Senior Notes due 2019, issued in February 2007, mature on February 1, 2019 and interest is payable semi-annually on February 1 and August 1 of each year. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary indebtedness and limitations on liens on capital markets indebtedness. These senior notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

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

Other

Property-related debt.  As of December 31, 2008, we had bank facilities and mortgage loans secured by the real estate, buildings and land in our real estate business segment of approximately SEK 13.5 billion that are denominated in SEK and Euros, with maturities from 2009 through 2024. These facilities and loans are non-recourse to Stena AB.

Other interest bearing debt.  As of December 31, 2008, we were obligated with respect to the guarantees of lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 19.5 billion. These are denominated in US dollars, British pounds, Euro and SEK.

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

In the course of our operations, we are exposed to various types of market risks. Our primary market risks are foreign exchange risks, interest rate risks, oil price risks, equity price risks and trading risks. We seek to manage our exposure to adverse changes in foreign currency exchange rates, interest rates and oil prices through the use of various derivative financial instruments. We conduct monitoring and control of these risks continuously in each company as well as centrally. Our positions are monitored using a variety of techniques, such as market value and sensitivity analyses. The majority of our financial transactions are carried out through the central finance functions located in Sweden, Luxembourg, Switzerland, The Netherlands and Cyprus, which conduct their operations within established risk mandates and limits. The information presented below should be read in conjunction with Note 33 to our Consolidated Financial Statements.

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

We seek to manage our exposure from the risk of adverse foreign currency fluctuations arising from certain assets and liabilities denominated in foreign currencies. Group companies operate in local currencies, including in US dollars. Our financial exposure is managed through us generally maintaining loans and investments in the same currency. In companies with loans and investments in foreign currencies, hedging is carried out in accordance with our financial policy. We primarily use forward exchange contracts and currency swaps and, to a lesser extent, purchased foreign currency options to manage our foreign currency translation exposure.

After taking into account hedging instruments as above, we recorded net translation exchange gains of SEK 15 million and SEK 241 million for the financial years ended December 31, 2007 and 2008, respectively. This equals 0.02% and 0.25% of total assets of SEK 81.5 billion and SEK 97.4 billion as of December 31, 2007 and 2008, respectively.

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

The book value of our net assets of subsidiaries denominated in a foreign currency, as of December 31, 2007 and 2008, was approximately SEK 15.8 billion and SEK 18.6 billion, respectively. The net assets are expressed mainly in Swedish kronor, Euro, British pounds and US dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our foreign subsidiaries would affect our shareholders’ equity as of December 31, 2008 by SEK 186 million. In 2008, our shareholders’ equity increased by SEK 3.1 billion due to exchange rate differences and after net impact of equity hedge adjustments (see also our Consolidated Statement of Changes in Shareholders’ Equity).

Bunker Fuel Exposure

Our expenses are also significantly affected by fluctuations in price of bunker fuel oil used for propulsion, primarily in our ferry operations.

We use fixed price swaps and option contracts to seek to hedge against the risk of adverse movements in the price of oil. Contracts related to hedging of bunker fuels normally extend to 12 to 24 months, but can be for terms of up to three years based on management’s assessment of acceptable risk levels and future oil prices (see also Note 33 in our Consolidated Financial Statements).

Financial Trading Activities

We also from time to time buy and sell certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. We refer to such financial instruments that are not used in our program of interest rate and foreign currency risk management as ‘trading’. All trading instruments are subject to market risk; that is, the risk that future changes in market conditions may make an instrument less valuable. We are a party to a variety of interest rate and foreign currency contracts in our trading activities.

We recorded net gains from currency and interest rate trading activities of SEK 14 million and SEK 92 million for the financial years ended December 31, 2007 and 2008, respectively.

Interest Rate Risks

We use several types of financial instruments to seek to manage our interest rate risk, such as interest rate swaps, futures, options and collars. The extent of our use of these financial instruments is determined by reference to the net exposure of our debt that is subject to interest rate risk and management’s views regarding future interest rates. We use such financial instruments to seek to achieve a desired interest rate risk profile on our interest-bearing liabilities. For those instruments changes in interest rates may affect the value of the interest rate swaps. Where hedge accounting is not applied, such changes in value are recorded in the income statement. At the end of 2008, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest bearing debt consisted of approximately 42% floating rate borrowings, 13% fixed rate borrowings and 45% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2008 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity Securities Price Risk

At December 31, 2008, the fair value of our marketable securities and short-term investments (excluding restricted cash) amounted to SEK 2.3 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 23 million. Movements in fair value of these investments will result in an immediate change to our financial statements.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Controls and Procedures.  An evaluation of our disclosure controls and procedures was conducted as of December 31, 2008 (the “Evaluation Date”) under the supervision of our Chief Executive Officer and Director of Business Administration.

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

On April 25, 2008, our Board of Directors determined that Staffan Hultgren qualifies as an “audit committee financial expert” within the meaning of Item 16A of this Annual Report. Mr. Hultgren is our Director of Business Administration and is, therefore, not “independent”.

Item 16B.	Code of Ethics

On April 23, 2004, our Board of Directors adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Controller and Chief Accounting Officer. A copy of the Code of Ethics is filed as an exhibit to the Annual Report filed June 14, 2004. We have amended our code of ethics to provide that the code now applies to our Chief Executive Officer, Principal Financial Officer, Director of Business Administration, Director of Finance and Chief Accounting Officer. A copy of our amended code is filed as an exhibit to the Annual Report filed April 29, 2008.

Item 16C.	Principal Accountant Fees and Services

Fees and Services

Aggregate fees for professional services rendered by auditors and advisors for the years ended December 31, 2007 and 2008 were:

SEK in million	2007	2008

KPMG:
Audit fees	21	20
Tax service fees	25	20
Other audit related service fees	7	6

Total KPMG	53	46

Other auditors
Audit fees	—	2
Tax service fees	14	11
Other service fees	9	5

Grand total	76	64

The audit fees for the years ended December 31, 2007 and 2008, were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. The other audit related service fees for the years ended December 31, 2007 and 2008 include fees for supporting guidelines concerning accounting practices and standards.

Tax service fees for the years ended December 31, 2007 and 2008, were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The Other fees category for the year ended December 31, 2007 and 2008, includes fees primarily related to other general consulting.

Pre-Approval Policies

Our Board of Directors has adopted policies and procedures for the approval of audit and non-audit services rendered by our independent auditors, KPMG AB (“KPMG”). The policies and procedures require that any non-audit related services performed for the Company by KPMG shall be pre-approved by the Board of Directors. Under the policy, at the beginning of each year, the Board of Directors reviews a list of audit and non-audit related services that are subject to general pre-approval, determines limits of estimated fees per project for general pre-approval and the limits of estimated fees for interim pre-approval by a designated member of the Board. All services not within the pre-approved limits require pre-approval by the Board of Directors at their regular Board meetings except if circumstances require, interim pre-approval may be obtained from the designated Board member. The designated Board member is required to report any interim pre-approvals to the entire Board at the next scheduled Board meeting.

During 2008, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Not Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements and schedules, together with the reports of KPMG thereon, are filed as part of this Annual Report.

Other Schedules have been omitted because the required information is not applicable or is included in our Consolidated Financial Statements.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report.

Exhibit
Number

1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002 (the “2002 Registration Statement”)).*

2.1	Indenture dated as of November 27, 2002 between the Registrant and JPMorgan Chase Bank, as trustee, relating to the Company’s 9.625% Senior Notes due 2012 (incorporated by reference to Exhibit 4.1 to the 2002 Registration Statement).*

2.2	Indenture dated as of December 2, 2003 between the Company and JPMorgan Chase Bank, as trustee, relating to the Company’s 7.5% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (file number 333-111353) filed with the SEC on December 19, 2003 (the “2003 Registration Statement”)).*

Exhibit
Number

2.3	Indenture dated as of November 23, 2004, between the Company and JPMorgan Chase Bank, N.A., as trustee relating to the Company’s 7% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (file number 333-121464) filed with the SEC on December 20, 2004 (the “2004 Registration Statement”)).*

2.4	Indenture dated as of February 8, 2007, between the Company and Deutsche Bank AG, as trustee relating to the Company’s 6.125% Senior Notes due 2017*

2.5	Indenture dated as of February 14, 2007, between the Company and Deutsche Bank AG, as trustee relating to the Company’s 5.875% Senior Notes due 2019*

4.1	Facility Agreement dated December 8, 2004, between Stena International BV and Stena (Switzerland) AG as Borrowers and Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank Plc, J.P. Morgan Plc, Nordea Bank Sverige AB publ, and Svenska Handelsbanken AB publ.*

4.2	Registration Rights Agreement, dated November 27, 2002, between the Company, J.P. Morgan Securities Inc., ABN AMRO Incorporated, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Registration Statement).*

4.3	Registration Rights Agreement, dated December 2, 2003, between the Company, J.P. Morgan Securities Inc., ABN AMRO Bank N.V., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2003 Registration Statement).*

4.4	Registration Rights Agreement, dated November 23, 2004, between the Company and J.P.Morgan Securities Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.3 to the 2004 Registration Statement).*

4.5	Multi Currency Revolving Credit Facility, dated September 28, 2007, between Stena Royal S.A.R.L. and Svenska Handelsbanken AB (publ).**

4.6	Amendment No. 1 to Multi Currency Revolving Credit Facility, dated December 17, 2007, between Stena Royal S.A.R.L. and Svenska Handelsbanken AB (publ).**

8	List of Subsidiaries of the Company.**

11 .	Code of Ethics relating to the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Stena AB (publ) (incorporated by reference to Exhibit 11 to the Company’s annual report on Form 20-F filed with the SEC on June 14, 2004.)*

11.1	Amended Code of Ethics relating to the Chief Executive Officer, Principal Financial Officer and Chief Accounting Officer of Stena AB (publ).*

12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated April 30, 2009.**

12.2	Certification of Staffan Hultgren, Principal Financial Officer of Stena AB, dated April 30, 2009.**

13.1	Certification of Chief Executive Officer and Principal Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	Previously filed with the SEC and incorporated herein by reference.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 30, 2009	STENA AB (publ)

By:	/s/ Dan Sten Olsson
Name: Dan Sten Olsson
Title: Chief Executive Officer

By:	/s/ Staffan Hultgren
Name: Staffan Hultgren
Title: Principal Financial Officer

FINAL

Consolidated Financial Statements

Stena AB (publ)

Report of Independent Registered Public Accounting Firm

The Board of Directors and shareholders
Stena AB:

We have audited the accompanying consolidated balance sheets of Stena AB (the “Company”) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 36 to the consolidated financial statements, the Company has changed its basis of accounting to IFRS as issued by the IASB during the year ended December 31, 2008. Consequently, the Company’s consolidated financial statements for 2007 referred to above have been restated to conform with IFRS as issued by the IASB. Prior to adoption of this new basis of accounting, the Company prepared financial statements in accordance with accounting principles generally accepted in Sweden.

Gothenburg, Sweden
April 21, 2009
KPMG AB

Thomas Thiel

Stena AB ►Group

Consolidated Income Statements

	Years ended 31 December
		2007	2008	2008
In millions	Note	SEK	SEK	USD1)

Revenues
Ferry		9,868	10,309	1,309
Drilling		3,842	6,087	773
Shipping		3,830	4,171	530
Property		1,989	2,085	265
New Businesses		2,118	3,694	469
Other		8	48	6

Total revenues		21,655	26,394	3,352
Net gain on sales of assets	4	350	372	47

Total other income		350	372	47

Net valuation on investment properties	14	397	(294)	(37)

Total income	3	22,402	26,472	3,362

Direct operating expenses
Ferry		(6,623)	(7,483)	(950)
Drilling		(1,729)	(2,258)	(287)
Shipping		(3,174)	(3,329)	(422)
Property		(784)	(739)	(94)
New Businesses		(1,756)	(2,858)	(363)
Other		(19)	(12)	(2)

Total direct operating expenses		(14,085)	(16,679)	(2,118)

Gross profit		8,317	9,793	1,244

Selling expenses	19	(764)	(1,131)	(144)
Administrative expenses	5	(1,413)	(1,789)	(227)
Depreciation and amortization	3	(1,680)	(2,501)	(318)

Income from operations	3,34	4,460	4,372	555
Share of associated companies’ results	6	(61)	(80)	(10)
Result from securities and receivables accounted for as fixed assets	7	1,064	(1,990)	(253)
Other interest income and similar profit/loss items	8	944	1,383	176
Interest expense and similar profit/loss items	9	(1,946)	(2,307)	(293)

Finance net		1	(2,994)	(380)

Income before taxes		4,461	1,378	175

Income taxes	10	(632)	367	49
Net income		3,829	1,745	224
Earnings attributable to:
Equity holders of the Parent Company		3,808	1,752	225

Minority interests	15	21	(7)	(1)

Net Income		3,829	1,745	224

1)	Unaudited-Note 1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB ►Group

Consolidated Balance Sheets

	31 December
		2007	2008	2008
In millions	Note	SEK	SEK	USD(1)

ASSETS
Noncurrent assets:
Intangible assets:	11
Goodwill		531	1,512	192
Trademarks			842	107
Distribution agreements			489	62
Other intangible assets		159	195	25

Total intangible assets		690	3,038	386
Tangible fixed assets:
Vessels	12	15,343	24,391	3,096
Construction in progress	12	5,821	7,555	959
Equipment	12	732	1,373	174
Buildings and land	13	359	898	100
Ports	13	1,092	946	120

Total tangible fixed assets		23,347	35,163	4,449

Property	14	22,555	23,320	2,975
Financial fixed assets:
Investment in associated companies	6	1,403	932	118
Investment in SPEs	15	9,251	9,973	1,266
Marketable securities	16	7,674	2,650	336
Other noncurrent assets	17,23	5,435	5,771	733

Total financial fixed assets		23,763	19,326	2,453
Total noncurrent assets		70,355	80,847	10,263
Current assets:
Inventories	18	418	675	86
Trade debts	19	2,670	3,649	463
Other current receivables	19	3,197	3,532	448
Prepaid expenses and accrued income	19	996	1,694	215
Short-term investments	20	3,180	5,093	647
Cash and cash equivalents	21	708	1,431	182
Fixed assets held for sale	22		448	57

Total current assets		11,169	16,522	2,098
Total assets	3	81,524	97,369	12,361

1)	Unaudited-Note 1

The accompanying notes form an integral part of these Consolidated Financial Statements.

	31 December
		2007	2008	2008
In millions	Note	SEK	SEK	USD(1)

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share capital		5	5	1
Reserves		1,615	1,172	131
Retained earnings		20,766	24,165	3,083
Net income		3,829	1,745	224

Equity attributable to equity holders of the company		26,215	27,087	3,439

Minority interest	15	171	367	47

Total shareholders’ equity		26,386	27,454	3,486
Noncurrent liabilities:
Deferred income taxes	23	4,127	3,571	453
Pension liabilities	24	1,475	1,267	161
Other provisions	25	2,713	2,029	257
Long-term debt	26	23,312	34,671	4,402
Debt in SPEs	15	8,021	9,492	1,205
Senior Notes	27	5,973	6,622	841
Capitalized lease obligations	28	2,307	1,991	253
Other noncurrent liabilities	29	886	2,654	336

Total noncurrent liabilities		48,814	62,297	7,908
Current liabilities:
Short-term debt	26	985	1,389	176
Capitalized lease obligations	28	154	135	17
Trade accounts payable		1,113	1,220	155
Income tax payable		116	79	10
Other current liabilities		599	1,951	248
Accrued costs and prepaid income	30	3,357	2,844	361
Total current liabilities		6,324	7,618	967

Total shareholders’ equity and liabilities		81,524	97,369	12,361
Pledged assets	31
Commitments and contingent liabilities	31

1)	Unaudited-Note 1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Years ended 31 December
		2007	2008	2008
In millions	Note	SEK	SEK	USD1)

Net cash flows from operating activities
Net income		3,829	1,745	224
Depreciation and amortization	3	1,680	2,501	318
Net valuation of investment properties		(397)	294	37
Share of affiliated companies’ results		61	80	10
Dividend from affiliated companies		12	38	5
(Gain) on sale of tangible fixed assets	4	(350)	(372)	(47)
(Gain)/loss on securities, net		(950)	1,785	227
Unrealized foreign exchange (gains)/losses		(79)	79	10
Deferred income taxes	10	482	(620)	(79)
Provision for pensions		(221)	(233)	(30)
Other non cash items		(113)	(74)	(9)
Net cash flows from trading securities		(425)	565	72

Cash flow from operations before changes in working capital		3,529	5,788	738

Changes in working capital:
Receivables		(1,094)	(80)	(10)
Prepaid expenses and accrued income		(251)	(514)	(65)
Inventories		(104)	(355)	(45)
Trade accounts payable		87	(155)	(20)
Accrued costs and prepaid income		1,547	26	3
Income tax payable		(44)	(55)	(7)
Other current liabilities		916	726	92

Net cash provided by operating activities		4,586	5,381	686

Net cash flows from investing activities:
Purchase of intangible assets		(53)	(54)	(7)
Cash proceeds from sale of tangible fixed assets	4	1,211	1,560	198
Capital expenditure on tangible fixed assets		(8,315)	(9,642)	(1,224)
Purchase of subsidiary, net of cash acquired	32	—	(605)	(77)
Investments in affiliated companies		(697)	(402)	(51)
Proceeds from sale of securities		5,439	7,353	933
Purchase of securities		(9,245)	(4,744)	(602)
Increase of noncurrent assets		(1,171)	(1,272)	(161)
Decrease of noncurrent assets		10	424	54
Other investing activities		(41)	(15)	(2)

Net cash used in investing activities		(12,862)	(7,397)	(939)

Net cash flows from financing activities:
Proceeds from issuance of debt		9,868	9,827	1,247
Principal payments on debt		(2,688)	(3,631)	(461)
Net change in borrowings on line-of-credit agreements		2,193	(188)	(24)
Proceeds from new capitalized lease obligations		—	46	6
Principal payments on capitalized lease obligations		(38)	(687)	(87)
Net change in restricted cash accounts		(420)	(2,896)	(368)
Dividends paid		(550)	(390)	(50)
Other financing activities		(301)	633	79

Net cash provided by financing activities		8,064	2,714	342

Effect of exchange rate changes on cash and cash equivalents		36	25	3
Net change in cash and cash equivalents		(176)	723	92
Cash and cash equivalents at beginning of year		884	708	90

Cash and cash equivalents at end of year		708	1,431	182

1)	Unaudited-Note 1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB ►Group

Consolidated statements of changes
in shareholders’ equity

	Attributable to equity holders of the company
					Retained
					earnings
	Share	Fair value	Hedging	Translation	including		Minority	Total
SEK million	capital	reserve	reserve	reserve	Net income	Total	interest	equity

Closing balance as per 31 December, 2006 according to previous accounting principles	5	901		842	16,839	18,587	162	18,749

Effect on transition to IFRS			579	(842)	4,621	4,358		4,358

Closing balance as per 31 December, 2006	5	901	579		21,460	22,945	162	23,107
Exchange differences arising on the translation of foreign operations, net of tax				(46)		(46)	(12)	(58)
Share of associated company					(89)	(89)		(89)
Change in Hedging reserve, net of tax bunker hedge valuation			3			3		3
Change in fair value reserve, net of tax		(66)				(66)		(66)
Change in net investment hedge, net of tax			265			265		265

Net income recognised directly in equity		(66)	268	(46)	(89)	67	(12)	55
Net income					3,808	3,808	21	3,829

Total recognised income and expense		(66)	268	(46)	3,719	3,875	9	3,884
Dividend					(550)	(550)		(550)
Transfer to charitable trust					(55)	(55)		(55)

Closing balance as per 31 December, 2007	5	835	847	(46)	24,574	26,215	171	26,386
Exchange differences arising on the translation of foreign operations, net of tax				3,156		3,156	36	3,192
Acquisition of subsidiaries							167	167
Change in Hedging reserve, net of tax bunker hedge valuation			(1,189)			(1,189)		(1,189)
interest swap hedge			(139)			(139)		(139)
Change in fair value reserve, net of tax		(2,077)				(2,077)		(2,077)
Change in net investment hedge, net of tax			(201)			(201)		(201)

Net income recognised directly in equity		(2,077)	(1,529)	3,156		(450)	203	(247)
Net income					1,752	1,752	(7)	1,745

Total recognised income and expense		(2,077)	(1,529)	3,156	1,752	1,302	196	1,498
Dividend					(390)	(390)		(390)
Transfer to charitable trust					(40)	(40)		(40)

Closing balance as per 31 December, 2008	5	(1,242)	(682)	3,156	25,917	27,087	367	27,454
Dividend per share (SEK):
2007	11,000
2008	7,800

The accompanying notes form an integral part of these Consolidated Financial Statements.

	Fair value	Hedging	Translation
SEK million	reserve	reserve	reserve

Specification of the reserves:
Closing balance as per 31 December, 2006	901	579
Exchange differences arising on the translation of foreign operations, net of tax			(67)
Change in Hedging reserve, net of tax valuation of bunker hedges		635
taken to profit and loss, operating expenses		(632)
Change in fair value reserve, net of tax valuation available for sale shares	(66)

Change in net investment hedge, net of tax		265

Closing balance as per 31 December, 2007	835	847	(67)
Exchange differences arising on the translation of foreign operations, net of tax			3,163
Change in Hedging reserve, net of tax valuation of bunker hedges		(607)
taken to profit and loss, operating expenses		(582)
valuation of interest swap hedge		(139)
Change in fair value reserve, net of tax valuation available for sale shares	(2,077)

Change in net investment hedge, net of tax		(201)

Closing balance as per 31 December, 2008	(1,242)	(682)	3,096

Fair value reserve

This reserve arises on the valuation of available-for-sale financial assets. When an available-for-sale asset is sold, the portion of the reserve that relates to that financial asset and is effectively realized, is recognized in profit or loss. When an available-for-sale asset is impaired, the portion of the reserve that relates to that financial asset is recognized in the income statement.

Hedging reserve

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in profit or loss when the hedged transaction impacts the profit or loss. Hedge accounting is applied for certain bunker fuel purchases and certain interest swap instruments.

Translation reserve

Exchange differences relating to the translation from the functional currencies of the Stena Group’s foreign subsidiaries into SEK are accumulated to the translation reserve. Upon the sale of a foreign operation, the accumulated translation amounts are recycled to the income statement and included in the gain or loss on the disposal.

The accompanying notes form an integral part of these Consolidated Financial Statements.

Notes
Amounts are shown in SEK millions unless otherwise stated

1  Summary of Significant Accounting Principles

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including statements from the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB. The Group has applied IFRS as from 1 January 2007 and this is the Group’s first financial statement in accordance with IFRS. The conversion to IFRS has taken place voluntarily, in accordance with the Swedish Annual Accounts Act, 7:33. The effects of the conversion to IFRS are reported in Note 36. IAS 33, Earnings Per Share, is not applied, since Stena AB is not a listed company.

Further supplementary disclosures have been provided in accordance with the Swedish Financial Accounting Standards Council’s recommendation RFR 1.1 Supplementary Accounting Rules for Groups, and the relevant statements from the Swedish Financial Reporting Board. In accordance with IAS 1, the companies of the Stena Group apply uniform accounting principles, irrespective of local legislation. The principles below have been applied consistently for all the years covered by this Financial Report.

The Parent Company’s financial statements have been prepared according to the same accounting principles applied for the Group. All exceptions are described in the section “Parent Company’s accounting principles”.

The Financial Report and Consolidated Financial Statements were approved for issue by the Board of Directors on 21 April, 2009. The balance sheets and income statements will be adopted by the Annual General Meeting on 11 June 2009.

In conjunction with the preparation of this financial statement, senior management has made estimates and assumptions which affect the carrying amounts of assets and liabilities, as well as contingent liabilities at the date of the financial statement and recognised revenues and costs. The actual future outcome of specific transactions may differ from the outcome estimated at the date of preparation of this financial statement. Differences of this type will impact the outcome of financial statements in forthcoming accounting periods. Areas involving a high degree of assessment, which are complex or in which the assumptions and estimations are of material significance to the consolidated financial statements are stated in Note 2.

The Group’s financial statements are based on acquisition cost, with the exception of available-for-sale financial assets, financial assets and financial liabilities valued at fair value through the income statement and investment properties, which are recognised at fair value.

Solely for the convenience of the reader, the 2008 financial statements have been translated from Swedish kronor (SEK) into United States dollars (USD) using the 31 December, 2008 Noon Buying Rate of the Federal Reserve Bank of New York of USD 1.00=SEK 7.8770.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or, in any other way, has a controlling influence.

As regards companies acquired or divested during the year, the following applies:

•	companies acquired during the year have been included in the consolidated income statement as of the date upon which control was gained.

•	companies divested during the year are included in the consolidated income statement until the date upon which Stena’s control ceased.

1  Summary of Significant Accounting Principles — continued

The Group’s consolidated financial statements include the financial statements for the Parent Company and its directly or indirectly owned subsidiaries after:

•	elimination of inter-company transactions and

•	amortisation of acquired surplus values

Equity in the Group includes equity in the Parent Company and the portion of equity in the subsidiaries arising after the acquisition.

Minority shareholdings are recognised in equity as a separate category. The minority share of profit/loss for the year is specified following the net profit/loss for the year in the income statement.

Business combinations and goodwill

All business combinations have been reported in accordance with the purchase method. Stena applies IFRS 3, Business Combinations, to acquisitions effected after 1 January 2007, in accordance with the transitional regulations of IFRS 1. Stena has chosen not to restate earlier acquisitions.

The consolidated financial statements have been prepared according to the purchase method. This method entails that the assets, liabilities and contingent liabilities owned by the acquiring company at acquisition date are valued to determine their group acquisition value, which requires that estimates be made. The valuation of acquired land, buildings and equipment is carried out either by an external party or by an internal party on the basis of available market information. The reporting of financial assets and liabilities, as well as inventories, is based on available market information. The fair value of significant intangible fixed assets is determined either with the help of independent valuation experts or internally, through the use of generally accepted valuing methods, which are usually based on future cash flows.

In the event that the acquisition cost exceeds the market value of the identified assets, liabilities and contingent liabilities, the difference is accounted for as goodwill.

In the event that the fair value of the acquired net assets exceeds the acquisition cost, the acquirer shall identify and value the acquired assets again. Any remaining surplus in a revaluation shall immediately be taken up as income. The acquisition analysis (the method utilised for the allocation of acquisition cost to acquired identified net assets and goodwill), shall, in accordance with IFRS, be completed within twelve months of acquisition date. Once the acquisition analysis has been reviewed and approved by management, goodwill is allocated to cash generating units and impairment testing is carried out at least once per year from the date upon which this allocation is completed. Goodwill is not amortised.

Associated companies

The equity method of accounting is used for companies in which the Company owns shares representing between 20% and up to a maximum of 50% of the voting rights and/or has a significant interest. This method entails that investments are initially reported at acquisition value. The Group’s investment in associated companies includes goodwill identified on acquisition, net of any accumulated impairment loss. See “impairment of non-financial assets” including goodwill below. The carrying amount is subsequently increased or decreased to reflect the owner company’s share of the associated companies’ gains or losses after the acquisition. The Group’s share of the associated companies’ net income is reported in the consolidated income statement under the line “Result from associated companies”, in the finance net. Received dividends are settled against the book value of the respective participations.

1  Summary of Significant Accounting Principles — continued

Translation of foreign operations

The functional currency of Stena AB and the Group is the Swedish krona (SEK). All foreign subsidiaries report in their functional currencies, the currency used in the primary economic environment of the companies. In consolidation, all balance sheet items have been translated into SEK at the closing rate of exchange. Profit/loss items have been translated using average exchange rates. Translation differences resulting from this translation since 1 January 2007, the date of the changeover to IFRS, are reported as a separate item in equity. Such translation differences are reported in the income statement upon disposal of the foreign operations.

Segment reporting

IFRS 8 Operating segment, effective date 1 January 2009, has been applied in preparing these consolidated financial statements. Operating income is reported in such a manner as to correspond with the internal reporting submitted to the chief operating decision-maker. The chief operating decision-maker is the function responsible for the allocation of resources and the assessment of the operating segments’ results. In the Group, this function has been identified as Stena AB’s Board of Directors, which takes strategic decisions.

The Group’s primary segments, its business areas, comply with internal control and reporting. This forms the basis of the identification of primary risks and the varying returns that exist in the business, and is based on the various business models for the Group’s end clients. The segments are responsible for operating profit/loss, EBITDA (operating income before amortisation) and for those assets utilised in their operations, whilst net financial income, taxes and equity are not reported per segment. Operating profit/loss and assets for the segment are consolidated in accordance with the same principles as the rest of the Group as a whole. Operating profit/loss that is not included in the segment is reported under Other and covers Group-wide activities, including Group management and central staff. Sales between segments take place on market conditions and at market prices.

The Stena Group’s business areas and, thereby, its segments are:

•	Ferry operations

•	Drilling operations

•	Shipping operations

•	Property operations

•	New businesses — Adactum

Revenue recognition

Revenue includes the fair value of amounts received or to be received regarding services and goods sold in the Group’s operating activities. Revenue is reported excluding value-added tax, returns and discounts and after elimination of internal Group sales.

The Group reports revenue when the amount can be measured in a reliable way, it is probable that future economic benefits will fall to the Company and specific criteria have been fulfilled for each of the Group’s operations. Revenue amounts are not considered to be reliably measurable until all commitments regarding sales have been met or have fallen due. The Group bases its judgements on historical outcome, thereby considering the type of client, type of transaction, and special circumstances in each individual case.

1  Summary of Significant Accounting Principles — continued

The Group’s shipping and drilling revenues are derived from charter contracts. Revenue is recognised evenly within the charter period. Provisions are made in advance for any ongoing loss contracts.

Revenues from the Group’s ferry operations consist of ticket sales, onboard sales, and freight revenues and are recognised in the period in which services are rendered.

IFRIC 13 Customer Loyalty Programmes, addresses the accounting by Stena Line that operates customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. The fair value of the total consideration received in the initial sales transaction is allocated between the award credits and the sale of the goods or services. The revenue related to the award credits granted is recognised in profit or loss when the risk of a claim being made expires.

Rental income from the Company’s real estate operations is derived from leases and is recognised on a straight line basis over the life of the leases.

Sales of goods are recognised at the date upon which the Group company sells a product to the customer in accordance with the terms of sale. Sales are usually paid for in cash or by credit card.

Contract assignments in progress from operations within the Adactum Group are recognised according to the percentage of completion method on all of the assignments in which outcome can be calculated in a satisfactory manner. Revenues and costs are reported in the income statement in relation to the assignment’s degree of completion. The degree of completion is determined on the basis of assignment costs incurred in relation to the estimated assignment costs for the entire assignment. Anticipated losses are expensed immediately.

Sales of vessels and properties are recognised in other income. Revenue recognition takes place when all material benefits and risks have been transferred to the buyer.

Interest income is recognised as income in finance net distributed over the term with application of the effective interest method.

Dividend income is recognised when the right to payment is received and reported in net financial income/expense.

Tangible fixed assets

Tangible fixed assets are recognised in the balance sheet when, on the basis of available information, it is likely that the future economic benefit associated with the holding accrues to the Group and the acquisition cost of the asset can be reliably calculated.

Vessels, equipment and real estate used in business operations are recorded at acquisition cost less accumulated depreciation and any impairment charges. Acquisition expenditure is capitalised upon acquisition. Repairs and maintenance costs for tangible fixed assets are charged to the income statement for the year.

Dry-docking costs for vessels are capitalised and amortised over a period of two to five years. For vessels, the Company uses appraisals carried out by independent vessel brokers. If a review indicates that the net book value of an asset exceeds its recoverable amount, discounted cash flows based upon estimated capital expenses and future expected earnings are utilised. Assets having a direct joint income, e.g. a ferry route, the smallest cash generating unit used. If a write-down requirement arises on balance sheet date, the recoverable amount of the asset is estimated and the asset is written down to this value. Impairment is reversed if any change is made to the calculations used to determine recoverable amount.

1  Summary of Significant Accounting Principles — continued

Construction in progress include advance payments, as well as other direct and indirect project costs, including financial expenses, which are capitalised on the basis of the actual borrowing cost.

Real estate used in business operations is split into buildings and land and port terminals and refers to properties used by the Company in its own operations.

Tangible fixed assets are depreciated according to plan, using the straight-line method. The residual values and useful lives of the assets are tested on every balance sheet date and adjusted when needed. No depreciation is carried out regarding land. No residual values are deemed to be present.

Depreciation takes place from the date upon which the asset is ready for use and over the following periods:

Vessels and other tangible fixed assets:

Drilling rigs	15-20 years
Drilling rig vessels	15-20 years
Crude oil tankers	20 years
RoRo vessels	20 years
RoPax vessels	20 years
HSS vessels and other fast ferries	10-20 years
Other ferries	25 years
Buildings	50 years
Port terminals	50 years
Equipment	3-10 years

Investment property

Investment properties, that is properties held in order to generate rental income or increase in value or a combination of these, are valued continuously at fair value (estimated market value). These properties are initially valued at acquisition cost. Fair value is based on the estimated market value on balance sheet date, which means the value at which a property could be transferred between well-informed parties that are independent of each other and that have an interest in the transaction being carried out. Changes in fair value are reported in the income statement, with an impact on changes in value of properties.

The term investment properties, which mainly includes residential and office buildings, also includes land and buildings, land improvements and permanent equipment, service facilities etc in the building or at the site.

Sales and purchases of properties are reported when the risks and benefits associated with ownership are transferred to the buyer or seller, which normally takes place on the day of taking possession as long as this does not conflict with the conditions of the sales contract.

Profit or loss arising upon the sale or disposal of investment properties is comprised of the difference between the sale price and the most recently determined valuation (carrying amount based on the most recently determined translation to fair value). Income arising from sales or disposals is reported in the income statement as net gain on sale of assets.

In the event that Stena utilises a portion of a property for its own administration, such a property will only be considered to be an investment property if an insignificant portion is used for administrative means. In any other case, the property will be classified as building used in business operations.

1  Summary of Significant Accounting Principles — continued

Additional expenses are added to the carrying amount only when it is likely that future economic benefits associated with the asset will accrue to the Company and when acquisition cost can be reliably calculated. Other expenses are recognised as costs in the period in which they arise. One decisive factor for the assessment of when an additional expense may be added to the carrying amount is whether this expense refers to the change of identified components, or parts of these, in which case such expenses are capitalised. Expenses are also added to carrying amount in cases where new components are created.

The valuation of investment properties at fair value (assessed market value) utilises an internal valuation model which has been tested through the reconciliation of assumptions with external property valuers, as well as through external valuation. The internal valuation is determined on an earnings basis, which means that each individual property’s net operating expense is divided by the required return for the property in question. Assumptions have been made in the calculation of net operating expense regarding operating and maintenance expenses, as well as vacancies. These assumptions have been based on historical outcome, budget and normalised costs. Different required returns have been utilised for different markets and types of properties.

Intangible fixed assets

Goodwill

Goodwill is comprised of the amount by which the acquisition cost exceeds the fair value of the Group’s portion of the acquired subsidiary’s identifiable net assets at acquisition date. Goodwill on the acquisition of subsidiaries is recognised as an intangible asset. Goodwill is tested annually for impairment and is recognised at acquisition cost less accumulated impairment losses. Impairment of goodwill is not reversed. Profit or loss on the disposal of a unit includes the remaining carrying amount of the goodwill referring to the unit divested.

Goodwill is allocated to cash generating units during impairment testing. This allocation refers to those cash generating units, determined in accordance with the Group’s operating segments, which are expected to benefit by the business combination in which the goodwill item arose.

Trademarks

Trademarks acquired are reported at fair value on acquisition date. Amortisation is performed over periods of 20 to 40 years.

Trademarks have a definable useful lifetime and are reported at acquisition value less accumulated amortisation. Amortisation takes place from the date on which the trademark was acquired by the Stena Group over its estimated useful lifetime, as follows:

Kvik	40 years
Ballingslöv	40 years
JKE	20 years
3BO	20 years
Multiform	20 years
Swenova	20 years
Drömekjökkenet	20 years
Paula Rosa	20 years
Sembo	40 years

1  Summary of Significant Accounting Principles — continued

Computer software

Acquired software is capitalised on the basis of acquisition and implementation costs. These costs are amortised over the asset’s useful life, which is judged to be between three and five years, in accordance with the straight line method. The value of computer software is tested on a yearly basis, with regard to the write-down requirement, or more frequently, if there exist indications that the intangible asset may have decreased in value.

Distribution agreements

Distribution agreements are reported at acquisition cost, less accumulated amortisation. Amortisation takes place according to the straight line method over the asset’s estimated useful life of 20 years.

Customer relations

Customer relations are reported at acquisition cost, less accumulated amortisation. Amortisation of customer relations takes place according to the straight line method over the asset’s estimated useful life of 15 years. Useful life is reviewed on a yearly basis. Useful life is based on historical experience of the utilisation of similar assets, area of application and other specific characteristics of the asset.

Maintenance of intangible assets

Expenses for maintenance of intangible assets are expensed as they arise.

Impairment of non-financial assets

Assets with indeterminable useful lives, for example goodwill, are not amortised; rather they are reviewed on a yearly basis with consideration of any write-down requirements. Assets that are amortised are tested with consideration of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is carried out in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value, minus selling expenses, and its value in use. In the assessment of write-down requirements, assets are grouped on the lowest level at which there exist separate identifiable cash flows (cash generating units). For other financial assets than goodwill that have previously been impaired, an assessment is carried out on each balance sheet date to determine whether a reversal should be made.

Borrowing costs

Financial expenses are reported in the period in which they arise. Financial expenses regarding new construction projects of vessels and properties are capitalised as a portion of the acquisition cost. Expenses for the financing of long-term loans and credits are capitalized and amortized over the term of the financing.

Accounting for subsidies

Any subsidies received in conjunction with new acquisitions of vessels, properties or port installations are reported as a decrease of the acquisition cost, whilst subsidies relating to operating activities reduce the corresponding costs. Recognition takes place when the subsidy can be reliably calculated.

For Swedish-flagged vessels employed in international shipping activities, the company has received subsidies, equal to all security costs and income taxes payable by the employers on

1  Summary of Significant Accounting Principles — continued

behalf of employees who work on board such vessels. The amounts received have reduced the personnel costs.

Fixed assets held for sale

Fixed assets are classified as assets held for sale when their carrying amounts will be recovered through a sales transaction and a sale is considered highly likely. They are recognised at the lowest of book value and fair value less selling costs, if their carrying amount will be recovered primarily through a sales transaction and not through continuous usage.

Financial assets and liabilities

General

A financial instrument is any form of agreement giving rise to a financial asset in a company and a financial liability or equity instrument in another company. Financial assets in the consolidated balance sheet are comprised of cash and cash equivalents, trade debts, other financial assets, shares and derivative assets. Financial liabilities arise through requirements regarding the repayments of cash or of other financial assets. In the consolidated balance sheet, financial liabilities consist of trade accounts payable, loans, financial leasing liabilities, bonds and derivative liabilities.

Accounting

Financial assets and liabilities are reported in the balance sheet when the Group becomes party to the instrument’s contractual terms. Financial assets and liabilities are reported on settlement date, with the exception of derivatives, which are reported on trade date. Financial instruments are initially reported at fair value, which usually corresponds to acquisition cost on acquisition date. Transaction costs are included in the acquisition cost of all financial instruments not valued at fair value in the income statement. Netting of financial liabilities and assets only takes place when there is a contractual possibility and when the intention is to net the gross amounts of the liabilities or assets. A financial asset is derecognised from the balance sheet when the rights of the contract are realised, fall due or when the Company loses control over them. This also applies to portions of a financial asset. A financial liability is derecognised in the balance sheet when the commitment specified in the agreement is discharged or in any other manner extinguished. This also applies to portions of a financial liability.

Classification of financial assets

Financial assets in the group are divided into the following categories:

•	Financial assets at fair value through the income statement

—  Trading

—	Assets classified as financial assets at the acquisition date at fair value through the income statement,

•	Assets held to maturity

•	Loans receivable and trade debts

•	Available-for-sale financial assets

The basis for classification is formed of the aim of the acquisition of the financial instrument. The classification is carried out by senior management on initial recognition date.

1  Summary of Significant Accounting Principles — continued

Financial assets at fair value through the income statement

Financial assets belonging to this category are valued and continuously reported at fair value through the income statement.

The category is divided into two subcategories:

1) trading and 2) assets classified as financial assets at fair value through the income statement at acquisition date. Trading consists of financial assets acquired with the primary intention of being sold in the short term and those derivative instruments to which hedge accounting is not applied. The trading shares are classified as short-term investments in the balance sheet and changes in fair value are reported in the income statement under gains (loss) on securities.

Financial assets classified as financial assets at fair value through the income statement at acquisition date are classified as current assets if they are available for sale or are expected to be realised within 12 months of balance sheet date. Fair value option is applied based on the Groups investment policy and evaluation. These assets are classified as Marketable securities in the balance sheet and changes in fair value are reported in the income statement under gains (loss) on securities.

Internally, the Group follows up and reports on these assets on the basis of their fair values and, consequently, considers that this valuation and recognition in the income statement and balance sheet provides readers of the Financial Report with the most relevant information. Changes in fair value are reported in the income statement in the financial net.

Assets held to maturity

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available for sale.

Held-to-maturity assets are measured at fair value, where unrealized changes in fair values are recorded in the fair value reserve in equity, whereas interest revenue from available for sale debt instruments are recorded in the income statement using the effective interest rate method. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Assets in this category are classified as Investments in SPEs in the balance sheet.

Loan receivables and trade debts

Loans and receivables are financial assets, that are not designated as derivatives, that have fixed or fixable payments and that are not listed on an active market. Receivables are reported under current assets, with the exception of receivables with a maturity date later than 12 months after balance sheet date, which are classified as financial fixed assets. Loans receivables and trade debts are listed in the balance sheet under other receivables and trade debts. Assets in this category are valued at amortised cost, with allowances for bad debt losses and loan losses, when applicable.

Available-for-sale financial assets

Investments in certain shares (with the exception of participations in subsidiaries and associated companies) and bonds are categorised as available-for-sale financial assets. Changes in fair value, with the exception of impairment charges, are reported directly in equity for these instruments. When these financial instruments are sold, the accumulated gains or losses are

1  Summary of Significant Accounting Principles — continued

derecognised in equity and recognised in the income statement. These assets are classified as Marketable securities in the balance sheet and changes in fair value are reported in the equity in the fair value reserve.

Receivables and liabilities in foreign currency

Transactions in foreign currency are translated in accordance with current exchange rates per transaction date.

Both in the individual Group companies and in the Group’s annual accounts, receivables and liabilities in foreign currency are translated at the closing rate of exchange. Related exchange rate differences on current payments are included in operating income, while differences in financial receivables and liabilities are reported among financial items. All exchange rate differences affect net profit/loss for the year. An exception is formed by that portion of the difference consisting of an effective hedging of net investments, where recognition takes place directly against equity.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

Currency swap agreements are valued at market rates, unrealised exchange gains are recognised in the balance sheet as current receivables, and unrealised exchange losses are presented as current liabilities.

The following currency exchange rates have been applied in the Group’s annual accounts:

	Average rates		Change in

	2007	2008	%

USD	6.7607	6.5808	(3)
GBP	13.5281	12.0912	(11)
EUR	9.2481	9.6055	4

	Closing rates		Change in

	2007	2008	%

USD	6.4342	7.8212	22
GBP	12.8146	11.4303	(11)
EUR	9.4508	10.9500	16

Financial liabilities

Financial liabilities in the group are divided into the following categories:

•	Financial liabilities at fair value through the income statement, held for sale,

•	Other financial liabilities

The basis for classification is formed based on the purpose of the acquisition of the financial instrument. The classification is carried out by senior management on initial recognition date.

1  Summary of Significant Accounting Principles — continued

Financial liabilities at fair value through the income statement

The liabilities are classified under current liabilities, unless the group has an unconditional right to defer the payment of the liabilities to at least 12 months after balance sheet date.

Other financial liabilities

The liabilities in the balance sheet, trade accounts payables, are initially reported at fair value.

Financial liabilities are recognised initially at fair value, net of transaction costs incurred. Financial liabilities are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the liabilities using the effective interest method.

The liabilities in the balance sheet, long-term and short-term debt, debt in SPEs and senior notes, are initially reported at fair value, net after transactions costs and, subsequently, at amortised cost.

Loan amounts are reported as liabilities in the balance sheet, where liabilities with a term of over 12 months are reported as long-term and all others as short-term.

The premature redemption of liabilities reduces the outstanding liabilities by a nominal principal loan amount. Any premiums or discounts are taken up as income.

Derecognition

Financial assets are derecognised in the balance sheet when the agreed rights to cash flows have ceased or been transferred and when essentially all the risks and advantages associated with the ownership of the financial asset have been transferred. Financial liabilities are derecognised from the balance sheet when they have been extinguished.

Derivative instruments and hedging measures

The Stena Group applies hedge accounting to reduce the risks associated with the volatility of the reported results which would, otherwise, arise as a consequence of the valuation of the derivative at fair value, while the hedged item, in normal cases, has yet to be recognised in the balance sheet (cash flow hedges) or recognised in the balance sheet at amortised cost. The Stena Group applies the following hedge accounting models:

•	Cash flow hedging and

•	Hedging of foreign net investments

To apply hedge accounting, future-oriented hedge relationships must be anticipated to be very effective and must historically have been proven to be effective hedgings within the span of 80 — 125%. A regular review of efficiency is carried out regarding hedging instruments and their correlation with the underlying exposure. Financial instruments that do not fulfil the criteria for hedge accounting are market valued and reported in the income statement. Unrealized results are reported against the income statement.

Cash flow hedging

For the Stena Group’s so-called bunker hedgings and certain currency and interest rate swaps, hedge accounting is applied. The hedged item, in this case, consists of a highly probable forecast consumption of bunker fuels and loans. The Group is exposed to the price of bunker fuels for vessel operations and uses a fixed price contract, swaps and options to hedge its oil price risk. Hedging contracts are regularly entered into, so as to match the underlying cost of

1  Summary of Significant Accounting Principles — continued

delivery of bunker fuel. Hedging contracts, forming an effective hedge, are valued and reported directly against equity in the so-called hedge reserve until the hedged item affects the income statement, that is, when the purchase takes place. In conjunction with the purchase, the accumulated fair value of the hedging instruments is removed from the hedging reserve and reported in item Direct operating expenses in the income statement as an adjustment of the cost of bunker fuel for the current period.

Positive or negative values of the derivatives are accounted for as an other non-current asset or other non-current liability. The short-term part of the hedged item is accounted for as other current receivables or other current liabilities.

The Group’s policy is that terms and due dates for financial instruments held and classified as hedge contracts for interest and currency exposure, as far as possible, shall correspond with the underlying exposure’s maturity profile.

Results of operations from all types of financial derivative instruments, with the exception of those contracts referring to financial trading, are reported either as an adjustment of the value of the underlying asset or liability, or as an adjustment of the revenue or costs for the period and for those transactions the contracts are designated to hedge.

Realised gains and losses from such financial instruments that have terminated or closed prematurely are allocated to a particular period and are included either in the adoption of the balance sheet value of underlying assets/liabilities in the Group’s consolidated balance sheet or in the income statement when the underlying cash flow accrues. If an underlying asset or liability is sold or redeemed, the relevant financial instruments are market valued and the result is reported as an adjustment of the market or redemption value of the underlying asset or liability.

Hedging of net investments

Hedging of net investments in foreign operations is reported in the same manner as cash flow hedges. The gains or losses attributable to the effective part of the hedging are reported under equity. Gains or losses attributable to the ineffective portion of hedging are directly reported in the income statement as financial items.

Accumulated gains or losses within equity are reported in the income statement when the foreign operations, or portions of these operations, are sold.

Fair value determination of financial instruments valued at fair value in the balance sheet

(i)	Financial instruments listed on an active market

For financial instruments listed on an active market, fair value is determined on the basis of the asset’s listed buying rate on balance sheet date, with no addition for any transaction costs (for example brokerage) on acquisition date. A financial instrument is considered to be listed on an active market if the listed prices are easily available on a stock exchange, with a trader, broker, industry organisation, company providing current price information or supervisory authority, and if these prices represent actual and regular market transactions carried out under arm’s length conditions. Any future transaction costs from disposals are not considered. The fair value of financial liabilities is determined on the basis of the listed selling rate.

(ii)	Financial instruments not listed on an active market

If the market for a financial instrument is not active, the Company determines fair value by utilising a valuation technique. The valuation techniques employed are based, as far as possible, on market information, with company specific information being used to the least extent

1  Summary of Significant Accounting Principles — continued

possible. The Company calibrates valuation techniques at regular intervals and tests their validity by comparing the outcome of these valuation techniques with prices from observable current market transactions in the same instruments. The valuation models applied are calibrated so that fair value on initial recognition date amounts to the transaction price, with changes in fair value subsequently being continuously reported on the basis of changes in the underlying market risk parameters.

(iii)	Financial instruments not listed

If there are no similar financial instruments on a quoted market, the valuation is based on estimated discounted cash-flows. Fair value is determined by hypothesizing what a market price would be if there was a market i.e. calculated fair value is a prediction instead of an observation.

Derivatives and hedge accounting

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either: (a) hedges of a particular risk associated with a recognised asset; (b) liability or a highly probable forecast transaction (cash flow hedge); or (c) hedges of a net investment in a foreign operation (net investment hedge).

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 33. Movements on the hedging reserve in shareholders’ equity are shown in Consolidated Statements of changes in Shareholders Equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Impairment of financial assets

The Group makes an assessment on each balance sheet date regarding whether there exists any objective evidence that a write-down requirement has arisen for a financial asset or a group of financial assets. As regards shares classified as available-for-sale assets, any significant or extended decline in the fair value of a share to a level below its acquisition value is regarded as an indication that a write-down requirement exists. If such evidence is present for available-for-sale financial assets, the accumulated loss — calculated as the difference between acquisition cost and current fair value, less any previous impairment charges reported in the income statement — is subtracted from equity and reported in the income statement. Impairment of equity instruments, which is reported in the income statement, is not reversed in the income statement.

1  Summary of Significant Accounting Principles — continued

Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks. The Group’s overall risk management policy focuses on the unpredictability of the financial markets and aims to minimise potential adverse effects on the Group’s financial results. The Group employs derivative instruments to hedge exposure to certain risks.

Risk management is handled by a central finance department, Stena Finans, in accordance with policies determined by the Board of Directors. Stena Finans identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board of Directors prepares written policies for both overall risk management and for risk management of specific areas such as currency risk, interest rate risk, the utilisation of derivative and non-derivative financial instruments and the investment of excess liquidity.

Translation differences from net investments:

Translation differences from the exposure of net assets in foreign subsidiaries are reported directly in the Group’s equity. Results from the translation of forward currency contracts or exchange rate differences from borrowings in foreign currency are transferred to translation differences in net financial income when the hedgings are no longer considered to be effective.

Forward deductions or increases from currency swaps or forward agreements are reported as interest income or interest expenses in the Group’s net financial income.

Translation differences from translation exposure:

Monetary assets and liabilities in foreign currency arising as a result of the operations of the Company are translated at the closing rate of exchange. Derivative instruments attributable to the financial hedging of the value of these balance sheet items, such as currency swaps, currency forward agreements or currency option contracts, are valued at fair value, which includes translation at the closing rate of exchange, while changes in fair value are reported gross as exchange rate differences in the Group’s net financial income, where the translation of monetary assets and liabilities is also reported. Forward allowances or increases from currency swaps or forward agreements are reported as interest income or interest expenses in the Group’s net financial income.

Transaction exposure

Realised results from currency forward agreements or currency option contracts, including paid or received premiums from option contracts, which are intended to hedge expected or contracted future cash flows in foreign currency, are allocated to a particular period and reported as an adjustment of the underlying transaction when it takes place. Forward deductions or increases from these currency swaps or forward agreements are reported in the Group’s operating profit/loss. Unless accounted for as a cash-flow hedge.

Interest rate risk

Financial instruments for interest rates, such as futures, swaps or different types of interest rate options, are used to hedge future interest rate payments. Interest income or interest expenses under these contracts are allocated to specific periods and reported as an adjustment of the interest expense on the underlying liability. The Group reports accrued interest amounts from counterparties per the end of the accounting period, calculated in accordance with the conditions in the contracts. Generally, the underlying liabilities have a longer duration than the

1  Summary of Significant Accounting Principles — continued

financial hedging contracts and allocation of accrued interest over a period of time is carried out as long as the hedging contracts are considered to form an effective portion of the Group’s overall risk management.

Oil price risk

The Group is exposed to the price of bunker fuel used for the operation of its vessels and uses forward contracts, swaps and options to hedge its oil price risk. Hedge contracts are regularly entered into to match the underlying costs of deliveries of bunker fuel. The hedge contracts are valued and reported directly against equity if an effective hedge. The results of these contracts are allocated to specific periods and matched against underlying exposure. The contracts are settled on a monthly basis and reported as an adjustment of the cost for bunker fuel for the current period.

Income taxes

General

The Group’s total tax consists of current tax calculated on taxable profit and deferred tax. Current tax and changes in deferred tax are reported in the income statement, with the exception of those deferred taxes reported directly against equity. Deferred tax includes unutilised deficits from the translation of tax assessment to current tax rates, and other temporary differences between book residual value and fiscal residual value. The tax value of unutilised loss carry-forward is capitalised to the degree it is probable that this will entail lower tax payments in the near future.

Significant assessments are required from management in the calculation of income tax liabilities, income taxes recoverables and deferred tax for provisions and receivables. This process requires the assessment of the Group’s tax exposure of current tax and the adoption of temporary differences created by various taxation and accounting regulations. In particular, management must assess the likelihood that deferred tax assets can be settled against surpluses in future tax assessment.

Current tax

All companies within the Group calculate income tax in accordance with the tax regulations and ordinances in force in those countries where the profit is taxed.

Deferred taxes

The Group uses the balance sheet method to calculate deferred taxes. The balance sheet method implies that deferred tax assets and liabilities are valued according to the tax rates adopted or announced on balance sheet date and which are expected to apply to the period in which the acquisition is executed or the liability settled. The tax rates are applied to the existing differences between the accounting or fiscal value of an asset or liability, as well as to loss carry-forwards. These loss carry-forwards can be used to reduce future taxable income. Deferred tax assets are reported to the extent that it is probable that a sufficient taxable surplus will exist to allow for accounting of such receivables.

Leasing

Any leasing agreements in which the economic risks and benefits associated with ownership are essentially transferred to the lessee are defined as financial leases. Assets leased under financial leasing agreements are classified in the consolidated balance sheet as tangible fixed assets. The commitment to pay future minimum lease payments is reported as long and short-term

1  Summary of Significant Accounting Principles — continued

liabilities. The assets are depreciated according to plan, while rental payments are reported as interest and repayments of liabilities.

Other leased assets are reported as operating leasing agreements, which implies that the leasing charges are expensed over the term of the lease on the basis of utilisation.

Inventories

Inventories are valued at the lower of acquisition cost, according to the first-in, first-out method (FIFO), or net realisable value, less deductions for any obsolescence. The acquisition cost for finished goods, products in process and work in progress consists of raw materials, direct salaries, other direct expenses, and related indirect manufacturing expenses (based on normal manufacturing capacity). Borrowing costs are not included. The net realisable value is the estimated sales price in the operating activities, with deductions for applicable variable selling expenses. Inventories mainly include bunker fuel, spare parts, merchandise for onboard sale, products for bars and restaurants onboard the vessels and finished goods and products in process. Costs for inventories include transfers from equity of any gains or losses from cash flow hedges that comply with the conditions for hedge accounting as regards purchases of raw material.

Trade debts

Trade debts are initially reported at fair value. A provision against trade debts is made when there exist objective evidence that the Group will be unable to receive all the amounts that are due in accordance with the original conditions of the receivable. The amount of the allocation consists of the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted by the effective interest rate. The allocated amount is reported in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and other short-term investments with an original maturity of three months or less.

Employee benefits

Post-employment benefits, such as pensions and other benefits, are predominantly settled by the means of regular payments to independent authorities or bodies thereby assuming pension commitments towards the employees — that is to say, through so-called defined contribution plans. The Company thus pays set fees to a separate legal entity and has no commitment to pay any further fees. Expenses are charged to the Group’s profit/loss at the rate that the benefits are earned. The remaining portion of post-employment benefits consists of so-called defined benefit plans, in which the commitments remain with the Company. Remuneration to employees and former employees is paid on the basis of salary at retirement date and number of years of service. The Company bears the risk for ensuring that the remuneration undertaken is paid. For defined benefit plans, the Company’s costs and the value of outstanding commitments on balance sheet date are calculated on the basis of actuarial assumptions intended at determining the present value of issued commitments.

The amount recognised in the balance sheet is the net total of the estimated present value of the commitments and the fair value of the plan assets, either as a provision or as a long-term financial receivable. In cases in which a surplus in a plan cannot be fully utilised, only that portion of the surplus that the company can recover through decreased future contributions or repayments is recognised. The set-off of a surplus in a plan against a deficit in another plan is

1  Summary of Significant Accounting Principles — continued

allowed only if a company has the right to utilise a surplus in a plan to settle a deficit in another plan, or if the commitments are to be settled on a net basis.

The pension expense and the pension commitment for defined benefit pension plans are calculated annually by independent actuaries. The commitment consists of the present value of expected future payments. The most important actuarial assumptions are stated in Note 24. Actuarial gains and losses may result upon determination of the present value of the defined benefit commitment and the fair value of plan assets. These result either from differences between the actual return and expected returns, or changes in assumptions. The Group applies the Corridor method which means that a portion of the accumulated actuarial gains and losses at the end of the prior year exceeding 10% of the greater of the present value of the defined benefit commitment and the fair value of plan assets is recognised in profit/loss over the expected average remaining period of service of the employees participating in the plan. The accounting principle described above is applied only in the consolidated financial statements. All companies report defined benefit pension plans in accordance with local rules and guidelines in the respective country.

Accounts payable

Accounts payable are initially reported at fair value and subsequently at amortised cost.

Provisions

Generally, provisions are reported when there is an undertaking as a result of a historical event, in which it is probable that an outflow of resources will be required to settle the undertaking and the amount can be reliably estimated. Provisions are made in the amount that represents the best estimate of the amount required to settle the existing commitment on balance sheet date. Where there is doubt in the estimates referring to forthcoming events outside the Group’s control, the actual outcome may differ significantly.

When a commitment does not meet the criteria for recognition in the balance sheet, it may be considered to comprise a contingent liability and be disclosed. These commitments derive from historical events and their existence will be confirmed only when one or several uncertain future events, which are not entirely within the Group’s control, take place or fail to take place. Contingent liabilities also include existing commitments where an outflow of resources is not likely or a sufficiently reliable estimate of the amount cannot be made.

IFRS that have been issued but are not yet effective:

Several new or changed accounting regulations and interpretations have been notified but are yet to come into force. Those regulations coming into force on 1 January 2009 but which are not expected to have any material impact on the Group are as follows:

—	Amendments to IFRS 2 Share-based Payment — Vestings Conditions and Cancellations. Effective date 1 January 2009.

—	Revised IAS 1 Presentation of Financial Statements. Effective date 1 January 2009.

—	Revised IAS 23 Borrowing Cost. Effective date 1 January 2009.

—	Amendments to IAS 27 Cost of an Investment in a subsidiary, jointly controlled entity or associate. Effective date 1 January 2009.

—	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation. Effective date 1 January 2009

1  Summary of Significant Accounting Principles — continued

—	Amendments to IAS 39 Financial instruments: Recognition and Measurement . Effective date 1 January 2009.

—	IFRIC 15 Agreements for the Construction of Real Estate. Effective date 1 January 2009.

—	IFRIC 16 Hedges of a Net Investment in a Foreign Operation. Becomes mandatory for Stena 2009.

Several new or changed accounting regulations and interpretations have been notified by IASB, and come into force 1 January 2010 or later. The impact they will have on the Group is yet to be determined:

—	Revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. Becomes mandatory for Stena 2010.

—	IFRIC 17 Distribution of Non-cash Assets to Owners, Becomes mandatory for Stena 2010.

—	IFRIC 18 Transfers of Assets from Customers. Becomes mandatory for Stena 2010.

The effects of the revised IFRS 3 and the revised IAS 27 has not yet been evaluated. The other above described new standards, revised standards and interpretations will not have a material affect on the Financial Statements.

2  Critical accounting estimates and judgements

Estimates and judgements are evaluated continuously and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the prevailing circumstances.

The Board of Directors and Company management make estimates and assumptions concerning future developments in conjunction with the preparation of the annual accounts, in accordance with generally accepted accounting principles. The resulting accounting estimates will, by definition, seldom equal the actual results. Those estimations and assumptions implying a significant risk for material adjustments in the carrying amounts of assets and liabilities during the next financial period are discussed below.

a)	Impairment testing for goodwill

According to IFRS intangible assets are to be defined as having either definite or indefinite lives. Intangible assets with indefinite useful lives are not amortized but instead tested annually for impairment. Goodwill, according to IFRS, has by definition an indefinite useful life and is therefore not amortized. Acquired trademarks have been deemed to have definite useful lives and are amortized over a period of 20-40 years. Trademarks and intangible assets that are being amortized are tested for impairment when circumstances indicate that the value of the intangible asset is impaired. The impairment tests include significant judgements made by management. Future events could cause management to conclude that impairment indicators exist and that an intangible asset is impaired. Any resulting impairment loss could have a material impact on the financial condition and result of operations. The Company’s intangible assets on 31 December, 2008 amounted to SEK 3,038 million and amortization amounted to SEK 106 million. The amount for goodwill, which is included in intangible assets, amounts to SEK 1,512 million. However, no impairment test of the goodwill has been performed in 2008 since the acquisition of all material goodwill occurred in the middle of 2008.

2  Critical accounting estimates and judgements — continued

b)	Impairment testing of vessels

Twice a year, or if an indication of a write-down requirement exists, Stena makes an assessment of whether or not a write-down requirement exists as regards the value of vessels. See further the description under Note 1, headed “Impairment of non-financial assets”.

The recoverable amount is determined on the basis of calculations of value in use. These calculations are based on estimated future cash flows. Impairment charges of SEK 148 million were recorded for three crude oil tankers and one RoPax vessel during 2008. If the estimated discount rate, a so-called WACC interest rate, had been 1% higher than the assumed interest rate of 7,5%, it would not have produced a further write-down requirement on the carrying amount.

c)	Retirement benefits

If the discount rate used increased/decreased by 0.25% from management’s assessments, the carrying amount on the pension commitments would be estimated at SEK 300 million higher and SEK 285 million lower, respectively.

d)	Deferred taxes

In the preparation of the financial statements, Stena prepares a calculation of income tax, including a calculation of every fiscal area in which the Group operates, as well as of deferred taxes attributable to temporary differences. Deferred tax assets that are primarily attributable to loss carry forwards and temporary differences are reported if the tax assets can be expected to be recovered through future taxable income. Changes in the assumptions regarding forecast future taxable income, as well as changes in tax rates, may result in significant differences in the valuation of deferred taxes.

e)	Provisions

Generally, provisions are reported when there is an undertaking as the result of a historical event, where it is likely that an outflow of resources will be required to settle the undertaking and a reliable amount can be reliably estimated. Provisions are made in the amount that represents the best estimate of the amount required to settle the existing commitment on balance sheet date. Where there is doubt in the estimates referring to forthcoming events outside the Group’s control, the actual outcome may differ significantly.

When a commitment does not meet the criteria for reporting in the balance sheet, the amount can be considered to comprise a contingent liability and be disclosed. These commitments originate from events that have taken place and their existence will be confirmed only when one or several uncertain future events, which do not lie entirely within the Group’s control, take place or fail to take place. Contingent liabilities also include present commitments where an outflow of resources is not likely or a sufficiently reliable estimate of the amount cannot be made.

f)	Fair value of derivative instruments or other financial instruments

The Group calculates discounted cash flows for different available-for-sale financial assets which are not traded on an active market.

g)	Valuation of properties

The fair value of an investment property can only be set at the date of sale. The valuation of investment properties is based on accepted principles and assumptions, therefore, the fair value

2  Critical accounting estimates and judgements — continued

is not the exact value but an estimate. In a normal market the fair value of a property is within a range of +/- 5% to 10% and in a less liquid market the range can be even larger. For Stena a fair value within the range of +/- 5% is equal to SEK 1,166 million.

3  Segment Information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property, new businesses and finance. There are no significant transactions between the operating segments.

Ferry operations are performed through Stena Line in the Scandinavian, the North Sea and the Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. The Company is one of the world’s largest ferry operators with focus on transporting passengers and freight. The business currently consists of 18 strategically located ferry routes, 35 vessels and four ports in Scandinavia and the UK.

Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs.

Drilling is operated through Stena Drilling, headquartered in Aberdeen, Scotland. The Company is one of the world’s leading companies in the development, construction and operation of offshore drilling rigs and drillships. The fleet consists of four ultra-deepwater drillships and five semi-submersible drilling rigs. The first two drillships were delivered in December 2007 and August 2008, with further units to be delivered in 2009 and an enhanced, ice-class version in 2011.

Drilling revenues consist of charter hires for drilling rigs and vessels. Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs.

Shipping includes the ownership and chartering of crude oil tankers and Roll-on/Roll-off vessels. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels.

Stena Bulk, with seven offices in six countries, is one of the world’s leading tanker shipping companies. With the help of Stena Teknik, the Group’s own design department, pioneering tankers are developed to meet the customers’ need for safe transportation and innovative logistics. The Company controls a fleet of around 70 tankers and is active in all segments of the tanker market.

Stena RoRo provides vessels, innovative solutions and project management. The Company’s customers are operators and ship owners around the world.

Northern Marine Management (NMM) is the Company’s international ship management company based in Glasgow, Scotland, a global centre of excellence in marine management. With an extensive portfolio of clients and a wide range of vessels under management, the Company is a market leader in quality services. The Company operates a high tech fleet of approximately 120 vessels from its worldwide network of offices including Aberdeen, Göteborg, Houston, Mumbai, Manila, Singapore and St. Petersburg.

Stena Teknik is a common resource for all maritime areas within the Company. The operation consists of new construction and conversion projects, marine technical advice and purchasing as well as research and development within marine areas. The staff is highly educated and has sound knowledge of ship design, ship operations, project management, shipyards, ship classification societies, procurement and contracting.

3  Segment Information — continued

Shipping revenues primarily represent charter hires for owned and chartered in vessels and management fees for vessels managed by the Company. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs.

Property operations relate to investments in residential and commercial real estate.

Property operations are performed in Sweden, through Stena Fastigheter and in Europe through Stena Realty. The company owns a total of 2.1 million sqm, mainly in Sweden, and manages a further 300,000 sqm on behalf of associated companies. The property portfolio consists of approximately 24,300 homes and commercial properties. The company is one of Sweden’s largest privately-owned property companies.

The Company is also a real estate investment company that operates in a number of countries outside Sweden. Today the Company has investments in China, France, Germany, Hungary, Luxembourg and the Netherlands. The majority of the investments are through direct ownership of properties but in some cases we chose to make indirect investments. This business is managed by our offices in Amsterdam and Sophia Antipolis (France).

Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Property expenses consist primarily of maintenance, heating and personnel costs.

New Businesses include financial activities and investments in other business areas outside our traditional lines of business through the unit Stena Adactum.

Stena Adactum is Stena’s investment company, with long-term investments in listed and non-listed companies. The objective is to build strong, profitable companies that can create platforms for new business areas within the Stena Sphere, contributing primarily with financial strength and active ownership. Stena Adactum consists of four subsidiaries (three wholly owned), three associated companies (whereof two are listed) and some other long-term holdings. The four subsidiaries are all operating in different range of businesses.

•	Blomsterlandet through which the Company is creating a chain of retailers with one of Sweden’s most extensive range of indoor and outdoor plants.

•	Envac which operates automated household and municipal waste collection systems with activities in 30 countries.

•	Stena Renewable through which the Company commenced successful operations of Sweden’s largest land-based wind power generating plan, near Ludvika, Sweden. In total 17 wind power systems (windmills) have been installed and are in operation at this location.

•	Ballingslöv which is an international group in the field of kitchens, bathrooms and storage products with an ambition to become one of the leading players in the European market. The Company has one manufacturing site in Ballingslöv, one in Great Britain and five in Denmark.

Other includes non-allocated central administration costs.

Primary measures of profitability for all these segments are “Income from operations” and “EBITDA”. These measurements are also the information reported to the Company’s Chief operating decision-maker. In the Group this function has been identified as Stena AB’s Board of Directors, which takes strategic decisions.

3  Segment Information — continued

Income from operations by segment

	Year ended 31 December
SEK million	2007	2008

Ferry operations
Operations	1,267	781
Impairment charges		(63)

Net gain on sale of vessels	146

Total ferry operations	1,413	718
Drilling
Operations	1,389	2,388

Total Drilling	1,389	2,388
Shipping
RoRo vessels	86	104
Net gain on sale of vessels	100	33

Total	186	137
Crude oil tankers	109	135
Impairment charges		(85)
Net gain on sale of vessels	7	170

Total	116	220
Other shipping	(13)	16

Total shipping	289	373
Property
Operations	1,041	1,163
Net valuation on investment properties	397	(294)
Net gain on sale of properties	97	169

Total property	1,535	1,038

New Businesses
Operations	108	107

Total New Businesses	108	107

Other	(274)	(252)

Income from operations	4,460	4,372

Impairment charges of SEK 148 million were recorded for three crude oil tankers and one RoPax vessel during 2008.

All impairment charges are accounted for as depreciation. There were no impairment charges recorded in 2007.

3  Segment Information — continued

Reconciliation between EBITDA* and Income from operations by segment

		Year ended 31 December
SEK million		2007	2008

Ferry operations	EBITDA	2,420	1,782
	Depreciation and amortization	(1,007)	(1,064)

	Income from operations	1,413	718
Drilling	EBITDA	1,882	3,404
	Depreciation and amortization	(493)	(1,016)

	Income from operations	1,389	2,388
Shipping	EBITDA	426	660
	Depreciation and amortization	(137)	(287)

	Income from operations	289	373
Property	EBITDA	1,535	1,038
	Depreciation and amortization

	Income from operations	1,535	1,038
New Businesses	EBITDA	147	232
	Depreciation and amortization	(39)	(125)

	Income from operations	108	107
Other	EBITDA	(270)	(243)
	Depreciation and amortization	(4)	(9)

	Income from operations	(274)	(252)
Total	EBITDA	6,140	6,873
	Depreciation and amortization	(1,680)	(2,501)

	Income from operations	4,460	4,372

*	EBITDA equals herein Income from operations before depreciation and amortization.

Depreciation and amortization by segment

		Year ended 31 December
SEK million		2007	2008

Ferry operations		1,007	1,064
Drilling		493	1,016
Shipping:	RoRo vessels	105	107
	Crude oil tankers	18	167
	Other shipping	14	13
	Total shipping	137	287

New Businesses		39	125
Other		4	9

Total		1,680	2,501

3  Segment Information — continued

Depreciation and amortization expense consists of the following components

	Year ended 31 December

SEK million	2007	2008

Vessels	1,389	2,096
Equipment	157	232
Buildings, land and ports	49	67

Total tangible fixed assets	1,595	2,395
Intangible assets	85	106

Total	1,680	2,501

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 170 million and SEK 271 million for the years ended 31 December, 2007, and 2008, respectively.

Investments in tangible fixed assets by segment

		Year ended 31 December

SEK million		2007	2008

	Ferry operations	1,240	2,880
	Drilling	5,179	4,777
Shipping:	RoRo vessels	1,111	257
	Crude oil tankers	275	1,353
	Other shipping	6	1

	Total shipping	1,392	1.611
	Property	941	1,357
	New Businesses	176	408
	Other	15	9

	Total	8,943	11,042

Additions in 2008 for property includes SEK 292 million related to ongoing newbuilding projects for real estate. For the year ended 31 December, 2007, additions for property included SEK 89 million related to ongoing newbuilding projects for real estate. See Note 14.

Total assets by segment

		Year ended 31 December
SEK million		2007	2008

	Ferry operations	9,417	12,974
	Drilling	14,078	23,237
Shipping	RoRo vessels	2,765	1,875
	Crude oil tankers	1,128	2,807
	Other shipping	234	170

	Total shipping	4,127	4,852
	Property	24,447	25,767
	New Businesses	3,682	6,911
	Other	25,773	23,628

	Total	81,524	97,369

3  Segment Information — continued

Geographic information

The Company’s shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The ferry operations and the property operations are conducted in Scandinavia and the rest of Europe. The Company’s drilling operations are conducted in the Norwegian sector (Scandinavia) and the UK sector (Europe, other) of the North Sea as well as in the Far East and other markets. The Company’s investments in SPEs are included in Other markets.

Total income

	Year ended 31 December
SEK million	2007	2008

Scandinavia	9,975	11,129
Europe, other	6,405	7,169
Other markets	2,192	4,003
Shipping	3,830	4,171

Total	22,402	26,472

Total assets

	As of 31 December
SEK million	2007	2008

Scandinavia	31,580	35,431
Europe, other	20,066	22,511
Other markets	26,323	34,764
Shipping operations	3,555	4,663

Total	81,524	97,369

4  Sale of tangible fixed assets

		Year ended 31 December
SEK million		2007	2008

Vessels	Cash proceeds from sale of vessels	793	686
	Net book value of vessels sold	(540)	(483)

	Net gain on sale of vessels	253	203

Property	Cash proceeds from sale of properties	364	868
	Net book value of properties sold	(267)	(699)

	Net gain on sale of properties	97	169

Total	Cash proceeds from sale of vessels, equipment and property	1,157	1,554
	Net book value of assets sold	(807)	(1,182)

Total gain		350	372

Total cash proceeds include sales costs of SEK 19 million and SEK 7 million, which is not included in the consolidated statement of cash flow for 2007 and 2008, respectively.

5  Administrative expenses

For the year ended 31 December, 2008, administrative expenses include R&D costs amounting to SEK 32 million. For the year ended 31 December, 2007, administrative expenses include R&D costs amounting to SEK 22 million.

Fees and other remuneration to auditors and advisors are set forth below.

	Year ended 31 December
SEK million	2007	2008

KPMG
Audit fees	21	20
Tax services	25	20
Other audit related services	7	6
Other auditors
Audit fees		2
Tax services	14	11
Other services	9	5

Total	76	64

6  Investment in associated companies

Investments in associated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See note 3.

In 2004, the Company invested in more than 20% of the Swedish listed company Midelfart Sonesson AB (publ), which therefore is accounted for as an associated company. As of 31 December, 2008, the investment represents 22.9% of the capital and 25.5% of the votes. The total market value of the investment as of 31 December, 2008 was SEK 57 million. As of 31 December, 2007 the total market value of the shares was SEK 122 million. The Company’s share of results amounted to SEK 4 million in 2008 and SEK (107) million in 2007.

In May 2007, the Company invested in further shares in Gunnebo AB (publ). The share of capital increased and is accounted for as an associated company. As of 31 December, 2008, the investment represents 25.3% of the capital and the votes. The market value of the investment as of 31 December, 2008 and 2007 was SEK 179 million and SEK 735 million respectively. The shares in Gunnebo was written down by SEK 140 million in 2008 due to the decreased market value of the shares. The Company’s share of results in 2008 amounted to SEK (116) million and SEK 5 million in 2007.

In June 2007, the company acquired 45% of the shares in the newly formed company MPP Mediatec Group. The value of the investment as of 31 December, 2008 was SEK 338 million. The Company’s share of results in 2008 was SEK 7 million and SEK (2) million in 2007. As per 31 December, 2008 the investment represents 42.7% of the capital and votes.

Between May and July 2008 another 51.6% of the capital and the votes were acquired through a formal takeover bid in Ballingslöv AB (publ). As a result hereof Ballingslöv AB (publ) became a subsidiary of the Company as per 30 June, 2008 and subsequently delisted. As of 31 December, 2008, the investment represents 80.2% of the capital and the votes. As of 31 December, 2007 the investment represented 28.6%. The market value of the investment as of 31 December, 2007 was SEK 631 million. The Company’s share of results as per 30 June, 2008 amounted to SEK 24 million and SEK 45 million as per 31 December, 2007.

The investments in Midelfart Sonesson and Gunnebo are pledged as security for bank debt. The results of these companies are reported with a three month time lag.

6  Investment in associated companies — continued

Investments in associated companies

	As of 31 December
SEK million	2007	2008

Opening balance	397	1,403
Increase — reclassification to associated company	501
Investments	738	406
Revaluation	(61)	(141)
Dividend	(12)	(38)
Share of profit	(60)	60
Exchange differences	(11)	(28)
Other movements	(89)
Reclassifications to subsidiaries		(730)

Closing balance	1,403	932

For the year ended 31 December, 2008, Investments in associated companies include Goodwill amounting to SEK million 404. For the year ended 31 December, 2007, Investments in associated companies include Goodwill amounting to SEK 717 million.

The Group’s share of the results of its associates and its share of the assets (including goodwill) and liabilities are as follows:

	Country of					% Interest
Name	incorporation	Assets	Liabilities	Revenues	Profit /(loss)	held

2007
Midelfart Sonesson AB (publ)	Sweden	1,538	1,039	1,659	(322)	22%
Gunnebo AB (publ)	Sweden	4,837	3,695	7,025	128	25%
MPP Mediatec Group AB1)	Sweden	845	577	316	(17)	45%
Ballingslöv International AB (publ	Sweden	2,388	1,532	2,892	211	29%

1) MPP Mediatec Group AB was acquired in 2007 and only the fourth quarter is shown above.

2008
Midelfart Sonesson AB (publ)	Sweden	1,427	922	1,458	17	23%
Gunnebo AB (publ)	Sweden	5,262	4,189	6,903	115	25%
MPP Mediatec Group AB	Sweden	1,061	765	905	12	43%

7  Result from securities and receivables accounted for as financial fixed assets

	Year ended 31 December
SEK million	2007	2008

Dividends	112	109
Realised result from sale of available for sale shares	550	(780)
Unrealized result from financial instruments	423	(1,372)
Interest income	173	175
Exchange differences	(194)	(122)

Total	1,064	(1,990)

Dividends refers to dividend income from financial assets held at fair value through income statement and available for sale shares valued through equity.

7  Result from securities and receivables accounted for as financial fixed assets —continued

Unrealized result from financial instruments refers to available for sale shares valued at fair value through the income statement.

8  Other interest and similar profit/loss items

	Year ended 31 December
SEK million	2007	2008

Dividends	98	177
Realized result from sale of trading shares	106	(35)
Unrealized result from financial instruments1)	(128)	(848)
Interest income from investments in SPEs	661	667
Gain on termination of leases		1,025
Other interest income	85	115
Exchange differences	122	282

Total	944	1,383

Dividends refers to dividend income from shares held for trading. The provision for income related to the financing of the DrillMAX vessel Stena DrillMAX and the vessels Stena Traveller and Stena Trader was resolved during the year when the leasing contracts were terminated.

1) Unrealized result from financial instruments by category are as follows:

	Year ended 31 December
SEK million	2007	2008

Trading shares	(128)	(623)
Ineffective share of bunker hedges		(225)

	(128)	(848)

9  Interest expense and similar profit/loss items

	Year ended 31 December
SEK million	2007	2008

Interest expenses from investments in SPEs	(416)	(365)
Other interest expenses	(1,271)	(1,815)
Unrealized result of valuation of interest swaps	(52)	(81)
Amortization of deferred financing costs	(59)	(83)
Bank charges	(20)	(20)
Realized bunker costs, trading		(299)
Exchange differences	23	421
Other financial items	(151)	(65)

Total	(1,946)	(2,307)

Deferred financing costs include costs for the issuances of Senior Notes, revolving credit facilities, finance leases etc.

See Note 33. All of these costs are amortized over the life of the borrowings.

10  Income taxes

Income before taxes was distributed geographically as follows:

	Year ended 31 December
SEK million	2007	2008

Sweden	897	733
Rest of the world	3,564	645

Total income before taxes	4,461	1,378
Current:
For the period, Sweden	(10)	(29)
Adjustments previous years, Sweden	(1)	(1)
For the period, Rest of the world	(277)	(249)
Adjustments previous years, Rest of the world	137	26

Total current tax	(151)	(253)
Deferred:
For the period, Sweden	(116)	351
For the period, Rest of the world	(294)	323
Adjustments previous years, Rest of the world	(71)	(54)
Total deferred tax	(481)	620

Total income taxes	(632)	367

Cash paid for taxes in 2008 was SEK 90 million, as compared to SEK 176 million in 2007. Changes in tax rates used to calculate deferred tax had an impact of SEK 46 million in 2008, which primarily related to the changed tax rate in Sweden for 2009. In 2007, the impact was SEK 14 million and primarily related to the changed tax rate in the United Kingdom for 2008.

The reconciliation of the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended 31 December
Percentage	2007	2008

Statutory income tax rate	28	28
Differences in foreign tax rates	(8)	(22)
Taxes related to previous years	(1)
Losses not currently utilized	1	26
Expenses not deductible	3	5
Nontaxable income	(6)	(29)
Utilization of tax loss carry forwards	(1)
Restructuring	(5)	(30)
Other	3	(5)

Effective income tax rate	14	(27)

The principle reason why the effective income tax rate is lower than the statutory income tax rate for 2007 and 2008 is that the international shipping activities and capital gains, sales of financial instruments are to a large extent tax exempt in many countries.

11  Intangible fixed assets

The movements during the years ended 31 December, 2007 and 2008 are as follows:

						Other
			Distribution	Customer	IT	intangible
SEK million	Goodwill	Brands	agreements	relations	investments	assets	Total

Acquisition costs
Opening balance as per 1 January, 2007	589				377	41	1,007
Purchase of company	14						14
Additions					39		39
Disposals					(14)		(14)
Translation differences	(1)				1

Closing balance as per 31 December, 2007	602				403	41	1,046
Purchase of company (Note 32)	986	860	560	10	67	2	2,485
Additions	2				53	1	56
Translation differences	(25)				(1)	7	(19)

Closing balance as per 31 December, 2008	1,565	860	560	10	522	51	3,568
Accumulated amortization
Opening balance as per 1 January, 2007	(71)				(193)	(21)	(285)
Disposals					14		14
Current year amortization					(72)	(13)	(85)

Closing balance as per 31 December, 2007	(71)				(251)	(34)	(356)

Purchase of company (Note 32)		(4)	(47)		(34)		(86)
Translation differences	18						18
Current year amortization		(14)	(24)	(2)	(53)	(13)	(106)

Closing balance as per 31 December, 2008	(53)	(18)	(71)	(2)	(338)	(48)	(530)
Net book value as per 31 December, 2007	531				152	7	690
Net book value as per 31 December, 2008	1,512	842	489	8	184	3	3,038

Goodwill is allocated to the Group’s cash-generating units (CGUs) identified by segment.

A segment-level summary of the goodwill allocation is presented below.

SEK million	2007	2008

New Businesses	511	1,273
Ferry operations	20	239

Total	531	1,512

12  Vessels, Construction in progress and Equipment

The movements during the year ended 31 December, 2007 and 2008 are as follows:

		Construction
SEK million	Vessels	in progress	Equipment	Total

Acquisition costs
Opening balance as per 1 January, 2007	21,118	5,658	1,587	28,363
Additions	1,461	6,329	252	8,042
Disposals	(833)		(126)	(959)
Transfers	5,510	(5,636)	140	14
Translation differences	(566)	(530)	(37)	(1,133)

Closing balance as per 31 December, 2007	26,690	5,821	1,816	34,327
Additions	6,089	3,473	428	9,990
Purchase of company (Note 32)	173	1	803	977
Disposals	(978)		(71)	(1,049)
Transfers	3,003	(3,365)	99	(263)
Translation differences	3,740	1,625	211	5,576

Closing balance as per 31 December, 2008	38,717	7,555	3,286	49,558
Accumulated depreciation
Opening balance as per 1 January, 2007	(10,746)		(1,094)	(11,840)
Disposals	293		117	410
Translation differences	330		27	357
Transfers	(23)		23
Current year depreciation	(1,201)		(157)	(1,358)

Closing balance as per 31 December, 2007	(11,347)		(1,084)	(12,431)
Disposals	495		64	559
Purchase of company (Note 32)	(120)		(560)	(680)
Additions	(232)			(232)
Translation differences	(1,099)		(108)	(1,207)
Transfers	73		7	80
Current year depreciation	(2,096)		(232)	(2,328)

Closing balance as per 31 December, 2008	(14,326)		(1,913)	(16,239)
Net book value as per 31 December, 2007	15,343	5,821	732	21,896
Closing balance as per 31 December, 2008	24,391	7,555	1,373	33,319

The insured value of the whole vessel fleet as of 31 December, 2008 was SEK 44,372 million, as compared to SEK 31,841 million as of 31 December, 2007.

As of 31 December, 2008, Construction in progress included six newbuildings: two RoPax-vessels, Superferries, under construction in Germany for delivery in 2010; two drillships under construction in Korea for delivery in 2009 and 2011; and two RoPax ships ordered from a shipyard in Korea for delivery in 2011. Construction in progress also includes construction of real estate in Stockholm. In total, the contract amount with the shipyards amounts to SEK 18,858 million. Yard payments of SEK 6,506 million, real estate projects of SEK 377 million, capitalized interest of SEK 258 million and other capitalized costs of SEK 414 million are included in Construction in progress as of 31 December, 2008.

The amount of interest capitalized on construction in progress was SEK 412 million and SEK 654 million for the years ended 31 December, 2008 and 2007, respectively. Additionally, SEK

12  Vessels, Construction in progress and Equipment — continued

2 million was capitalized on real estate newbuildings for 2008, amounted to SEK 2 million as per 31 December, 2007.

Valuation certificates issued on 31 December, 2008 by independent valuation institution indicate that the values in the vessel fleet exceeds net book value with SEK 18,201 million, as compared to SEK 12,735 million as of 31 December, 2007.

Part of the vessels net book value as of 31 December, 2008 refers to vessels held in accordance with financial leasing agreements, see Note 28 Leases.

Equipment is specified as follows:

		Other
SEK million	Windmills	equipment	Total

Acquisition costs
Opening balance as per 1 January, 2007		1,587	1,587
Additions	22	230	252
Disposals		(126)	(126)
Transfers	118	22	140
Translation differences		(37)	(37)

Closing balance as per 31 December, 2007	140	1,676	1,816
Additions		428	428
Purchase of company (Note 32)		803	803
Disposals		(71)	(71)
Transfers		99	99
Translation differences		211	211

Closing balance as per 31 December, 2008	140	3,146	3,286
Accumulated depreciation
Opening balance as per 1 January, 2007		(1,094)	(1,094)
Disposals		117	117
Translation differences		27	27
Transfers		23	23
Current year depreciation	(7)	(150)	(157)

Closing balance as per 31 December, 2007	(7)	(1,077)	(1,084)
Disposals		64	64
Purchase of company (Note 32)		(560)	(560)
Transfers		7	7
Translation differences		(108)	(108)
Current year depreciation	(7)	(225)	(232)

Closing balance as per 31 December, 2008	(14)	(1,899)	(1,913)
Net book value as per 31 December, 2007	133	599	732
Net book value as per 31 December, 2008	126	1,247	1,373

13  Buildings and land together with Ports

The movements during the year ended 31 December, 2007 and 2008 are as follows:

	Buildings
SEK million	and land	Ports

Acquisition costs
Opening balance as per 1 January, 2007	853	1,933
Additions	49
Disposals	(11)
Transfers	(118)
Translation differences	(20)	(57)

Closing balance as per 31 December, 2007	753	1,876
Additions	203	16
Purchase of company (Note 32)	405
Transfers	47
Translation differences	63	(203)

Closing balance as per 31 December, 2008	1,471	1,689
Accumulated depreciation
Opening balance as per 1 January, 2007	(378)	(778)
Disposals	2
Translation differences	8	17
Current year depreciation	(26)	(23)

Closing balance as per 31 December, 2007	(394)	(784)
Purchase of company (Note 32)	(102)
Translation differences	(51)	87
Transfers	(5)
Current year depreciation	(21)	(46)

Closing balance as per 31 December, 2008	(573)	(743)
Net book value as per 31 December, 2007	359	1,092
Net book value as per 31 December, 2008	898	946

Buildings and land together with ports represent the group’s assets used in its business including office buildings, ferry terminals etc.

Out of the net book value as of 31 December, 2008 for buildings and land, SEK 265 million relates to Swedish buildings and land.

The tax assessment value for these buildings and land amounted to SEK 102 million. Out of the net book value as of 31 December, 2007 for buildings and land, SEK 163 million relates to Swedish buildings and land. The tax assessment value for buildings and land last year amounted to SEK 68 million. Ports are only located in Great Britain so the tax assessment value is not presented.

14  Property

	As of 31 December,
SEK million	2007	2008

Opening balance at Fair value	21,325	22,555
Additions	852	1,065
Reclassification construction in progress	103	141
Disposals	(267)	(699)
Unrealized fair value adjustments	397	(294)
Exchange differences	145	552

Closing balance at fair value	22,555	23,320

Investment Property — impact on the result

	As of 31 December,
SEK million	2007	2008

Rental Income	1,989	2,085
Direct cost	(784)	(739)

Total	1,205	1,346

Investment properties are residential and commercial properties which are held to earn rentals or for capital appreciation or both.

Valuation of the investment properties was done at year end by assessing each individual property’s fair value. The valuation method is based on the direct yield method and the net operating income is based on market rental income with a deduction for rental vacancy level of 1% for residential properties and 10% for commercial properties. The assessment of the yield requirements is based on information obtained about the market yield requirements in respect of the purchase and sale of comparable properties in similar locations.

The rate of return depends on the character of property and where it is located. At the valuation as of 31 December, 2008, the following rates of return have been used:

Rate of return %
Location	Residential	Commercial

Sweden	3.00—6.00	5.25—8.25
Eurozon	n/a	6.00—12.00

The estimated market value of investment properties is SEK 23,320 million compared to last year SEK 22,555 million.

To test the valuation, external valuations have been obtained. The external valuations cover 20% of the total property value in absolute terms but these selected properties represent 80% of the properties in terms of property types, technical standard and building design.

A comparison between the internal and external valuations reveals that Stena’s valuations are within the value range stated by the external valuation companies.

The tax assessment value for the Swedish properties amounted to SEK 15,649 million, of which land represented SEK 4,562 million. For the year ended 31 December 2007, the tax assessment value for these properties amounted to SEK 14,538 million, out of which land SEK 4,231 million.

15  Investment in SPEs

Since late 2002, the Company has invested in special purpose entities (“SPEs”). The SPEs have invested in different debt securities, including high yield bonds. The SPEs have issued debt securities which are secured by their assets. The minority share of the results is deducted in the income statement while the minority part of total equity is shown as a liability in the balance sheet.

The investments in the CDO (“Collateral Debt Obligation”) and CLO (“Collateral Loan Obligation”) started in December 2002, August 2003 and October 2005. They where established during 2003, June 2004 and August 2006. The latest CLO was started in November 2006. The minority interest for the CDO/CLOs are 13.7%, 15.4%, 11.3% and 5% respectively.

The consolidation of the SPEs has had the following impact:

	Year ended 31 December,
SEK million	2007	2008

Financial income and expense	150	(43)
Minority interest	(16)	8

Net income	134	(35)

Investment in SPEs1)	9,251	9,973
Short-term investments2)	178	1,290
Other assets	360	240

Total assets	9,789	11,503

Retained earnings	1,113	574
Net income	134	(35)

Total shareholders’ equity	1,247	539

Minority interest	158	181

Debt of SPEs3)	8,021	9,492
Other debt	363	1,291

Total liabilities	8,384	10,783

Total shareholders’ equity and liabilities	9,789	11,503

	As of 31 December,
SEK million	2007	2008

The investment in SPEs are classified as follows:
Corporate Fixed Income Securities classified as “available for sale” and revalued in equity:	1,992	1,268
Senior Bank Debt classified as “held to maturity” and kept at cost in the balance sheet	7,259	8,705

Total	9,251	9,973

1)	Investment in SPEs are recorded at market value with gains and losses recorded to profit and loss. Investments in other securities are recorded to market value with gains and losses recorded to shareholders’ equity. The corporate loans are recorded at cost in the balance sheet and tested for impairment at each reporting date. The market value of the corporate loans is SEK 3,488 million lower than cost.

2)	Refers to cash and cash equivalents in the SPEs. This cash is not available to the Company and is therefore included as restricted cash.

3)	Debt of SPEs refers to secured notes issued by the SPEs and secured bank loans borrowed by the SPEs. These obligations are secured by pledges of the assets of the SPEs and are not guaranteed by the Stena AB Group.

16  Marketable securities

	As of 31 December,
SEK million	2007	2008

Opening balance	5,802	7,674
Additions	3,383	2,732
Disposals	(1,746)	(5,807)
Reclassification	(557)	192
Revaluation of financial assets through profit or loss	66	(1,474)
Revaluation of financial assets through shareholders’ equity	558	(1,146)
Translation differences	168	479

Investment at the end of year	7,674	2,650

SEK million	2007	2008

Marketable securities are classified as:
Financial assets at fair value through the income statement	4,463	1,923
Available-for-sale financial assets	3,211	727

Total	7,674	2,650

Marketable securities refer to the Stena AB groups listed shares, these are recorded at fair value.

As of 31 December, 2008 shares with a book value of SEK 700 million have been pledged as security for bank debt. As of 31 December, 2007, shares with a book value of SEK 173 million were pledged as security for bank debt.

Marketable securities as of 31 December, 2008 are as follows:

SEK million	No. of shares	Book value

Held by parent company:
Bioinvent	2,240,000	33
Vitrolife	110,000	3

Total		36

16  Marketable securities — continued

SEK million	No. of shares	Book value

General Maritime1)	1,252,988	217
Meda	11,191,939	431
Corral Finans AB FRN	488,594	281
Statoil	1,301,151	166
Schlumberger	420,000	139
Sistema 28.01.11	200,000	110
Outotec	1,025,247	122
Q-cells	407,000	112
Alfa Laval	1,415,000	96
X5 Retail	1,395,486	94
Songa 24.03.11	136,000	90
Brightside GRP	25,789,473	63
Vestas	136,300	61
HSBC Growth Fund	834,388	60
Sandvik	1,172,100	57
Explorer Financial Fund	33,999	56
Sberbank	10,150,000	55
Comstar	1,695,102	41
Technip	150,000	36
SBM Offshore	307,317	31
Jardine Strategic	470,000	30
Eos Russia BTA	1,799,884	29
Citigroup	500,000	27
Remora	1,437,383	24
Hexagon	561,813	21
Carlsberg	80,000	20
East Capital Explorer	450,000	18
Renewable Energy	245,000	18
Iofina	5,195,000	15
Hafslund	160,000	13
Black Earth Farming	700,000	13
Dockwise	3,112,500	13
Sistema	290,000	13
Petrobas	34,000	7
Alpcot	425,000	5
M Video	540,000	4
Other		26

Total listed shares		2,650

1)	At the end of 2008, there was limited trading in Arlington Tankers. Arlington Tankers was acquired by General Maritime in december 2008. This entailed that the holding has been valued, using the alternative method, on the basis of anticipated future cash flows. Previously recognised accumulated profit or loss is redistributed from equity to the income statement at the point in time at which the investments are removed from the balance sheet.

17  Other noncurrent assets

	Deferred	Other	Available for	Deferred
SEK million	tax assets	receivables	sale shares	costs	Total

Opening balance as per 1 January, 2007	379	2,854	754	348	4,335
Additions		928	1,165	225	2,318
Disposals	(36)	(203)	(8)	(13)	(260)
Revaluation through the income statement		(206)	(40)		(246)
Reclassification	298	(1,184)			(886)
Translation differences		152	25	(3)	174

Closing balance as per 31 December, 2007	641	2,341	1,896	557	5,435
Additions	2	821	1,152	635	2,610
Disposals	(2)	(113)	(119)	(648)	(882)
Revaluation through the income statement	337	(12)	(31)		294
Reclassification	(527)	(730)			(1,257)
Translation differences		(780)	319	32	(429)

Closing balance as per 31 December, 2008	451	1,527	3,217	576	5,771

Deferred tax assets relate to unutilized tax losses carried forward. Reclassifications include netting against deferred tax liabilities. See Note 10.

Other receivables as of 31 December, 2008 include receivables related to sales of subsidiaries amounting to SEK 1,063 million. Other receivables as of 31 December, 2007 include receivables related to sales of subsidiaries amounting to SEK 1,961 million.

Available for sale shares include investments in non-listed shares. These shares are accounted for as Available for sale shares valued through the equity.

Companies held between 20% and 50%, and that are not Available for sale shares valued through equity, are accounted for as other associated companies. The share of these companies’ results is included in direct operating expenses. See Note 6.

Shares are specified as follows:

SEK million	No. of shares or % held	Book value

Held by parent company:
Alligator	1,643,670	32
Ram one	126,149	110
Health Invest	504,510	36

Total		178

17  Other noncurrent assets — continued

Shares are specified as follows:

SEK million			No. of shares or % held	Book value

Held by subsidiaries:
SentoClone	Sweden		10%	120
Örgryte Bostads AB & Co KB	Sweden			3
Austen Maritime Services Pte Ltd	Singapore		50%
Partrederiet SUST I DA	Norway		50%	48
Partrederiet SUST III DA	Norway		50%	50
Ugland Stena Storage A/S (USS)	Norway		50%
Stena Ugland Shuttle Tankers	Norway
Nordic Rio LLC	Marshall Islands		50%	21
Stena Sonangol Suezmax pool LLC	Marshall Islands		50%
Navion	Marshall Islands		50%	39
ING DUTCH OFFICE FUNDS	Netherlands		5%	1,144
Schiphol Real Estate CV	Netherlands		540	413
China Opportunity Fund	China		11%	408
EQT China	China		5%	45
Tanker Ltd (SUST)	Cayman Islands		50%
Chase Private Equity Fund	Cayman Islands		3,729,232	23
ICE Canyon emerging market CLO	Cayman Islands		10%	37
Southern Rock	Gibraltar		59,021	57
Paradise	Liberia		35%	435
Weavering Macro fixed income fund	Cayman Islands	nom	USD 10 million	85
Glacia Limited	Bermuda		50%	68
RoRo Partners Ltd	Bermuda		49%	9
Caribbean partners	Bermuda			13
Other				21

Total non listed shares				3,217

18  Inventory

	As of 31 December
SEK million	2007	2008

Bunker and lubricating oil	156	110
Inventories of goods for sale	155	187
Raw materials and consumables	99	226
Products in progress	7	57
Finished products	1	95

Total	418	675

19  Short-term receivables

	As of 31 December
SEK million	2007	2008

Trade debts
Outstanding but not due	2,130	3,148
Due up to 30 days	374	257
Due more than 30 days	166	244

Total	2,670	3,649

Other receivables
Related parties (Note 35)	279	144
Other short-term receivables	2,918	3,388

Total	3,197	3,532

Prepaid expenses and accrued income
Prepaid expenses	240	769
Accrued income	756	925
Total	996	1,694

Total short-term receivables	6,863	8,875

Book value of trade debts corresponds to fair value. The total allowance for doubtful trade receivables was SEK 91 million as of 31 December, 2008 and SEK 39 million as of 31 December, 2007.

Selling expenses as of 31 December, 2008 include costs for doubtful receivables of SEK 42 million, and SEK 3 million as of 31 December, 2007.

20  Short-term investments

	As of 31 December
SEK million	2007	2008

Marketable debt and equity securities, trading	1,945	380
Restricted cash	1,235	4,713

Total	3,180	5,093

Book value of Short-term investments corresponds to fair value. Marketable debt and equity securities are classified as “Financial assets at fair value through the income statement”.

Certain marketable debt and equity securities and restricted cash amounting to SEK 1,343 million at 31 December, 2008 and SEK 2,063 million at 31 December, 2007 have been pledged as security for bank debt. See Note 31.

Restricted cash as of 31 December, 2008 includes SEK 1,290 million of cash and cash equivalents in the SPEs, which is not available to the Company. As of 31 December, 2007 such restricted cash amounted to SEK 178 million. Other restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company.

21  Cash and cash equivalents

	As of 31 December
SEK million	2007	2008

Cash	604	1,206
Short term deposits	104	225

Total	708	1,431

21  Cash and cash equivalents — continued

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

22  Fixed assets held for sale

Fixed assets held for sale refers to two tankers from the segment Crude oil tankers with a net booked value of SEK 448 million and the fast ferry Stena Discovery from the segment Ferry operations which is fully impaired. These assets are recorded at the lower of carrying amount and fair value with a deduction for selling costs, which in 2008 did not lead to any impairment. These three vessels are expected to be delivered during the second quarter of 2009.

23  Deferred Tax Liabilities

The net deferred tax liability of the Company consists of the following:

	As of 31 December
SEK million	2007	2008

Deferred tax liabilities:
Tangible fixed assets	3,972	3,943
Financial fixed assets	332	89
Provisions	234	275
Other	396	414

Total deferred tax liabilities	4,934	4,721

Deferred tax assets:
Tangible fixed assets	626	123
Tax loss carryforwards	817	1,956
Financial fixed assets	73	276
Provisions	484	288
Less deferred tax assets not recognized	(552)	(1,042)

Total deferred tax assets recognized	1,448	1,601

Net deferred tax liability	3,486	3,120

Out of which:
Deferred tax assets (Note 17)	641	451
Deferred tax liabilities	4,127	3,571

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets.

Calculation of deferred taxes is based on local nominal tax rate.

23  Deferred Tax Liabilities — continued

Changes in tax rates used to calculate deferred tax had an impact of SEK 46 million in 2008, which primarily related to changed tax rate in Sweden for 2009. In 2007, the impact was SEK 14 million and primarily related to changed tax rate in the United Kingdom for 2008.

	2007			2008
Taxes on Profit before tax	Taxes charged to	Taxes charged	Total	Taxes charged to	Taxes charged	Total
SEK million	income statement	to equity	taxes	income statement	to equity	taxes

Current taxes	(151)		(151)	(253)		(253)
Deferred taxes	(481)	63	(418)	620	(254)	366

	(632)	63	(569)	367	(254)	113

The Company’s gross value of tax loss carryforwards are as follows:

	As of 31 December
SEK million	2007	2008

Sweden	1,290	2,724
Rest of the world	1,847	8,457

Total	3,137	11,181

Most tax loss carryforwards can be carried forward indefinitely.

Tax loss carryforwards of SEK 5,079 million expire between 2009 and 2016.

24  Employee benefits

Provisions for pensions and other provisions:

Post-employment benefits, such as pensions, health care and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Company. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. The assumptions include discount rate, inflation, salary growth, long-term return on plan assets, mortality rates and other factors. Discount rate assumptions are based on long-term high quality corporate bonds and government bond yield available at year end. The assets consist mainly of long-term high corporate bonds, government bonds and equities and the asset allocation for each pension scheme is defined in an investment policy document.

Stena has commitments for retirement pensions and family pensions for office personnel in Sweden which are secured through an insurance policy with Alecta. According to a statement from the Swedish Financial Reporting Board, UFR 3, this is a defined benefit plan covering several employers, and a so-called multi employer plan. Alecta is currently unable to provide defined benefit accounting for such participants, and therefore premiums paid to Alecta are accounted for as defined contribution expense. Fees for the year paid covering such arrangements were SEK 30 million for each of the years 2008 and 2007. Alecta’s profit in the form of the so-called collective consolidation level amounted to 112% and 152% for 2008 and 2007, respectively. The collective consolidation level comprises the fair value of Alecta’s assets as a percentage of the insurance commitments calculated in accordance with Alecta’s insurance calculation principles and assumptions which are not in conformity with IAS 19.

24  Employee benefits — continued

The following tables disclose information about defined benefit plans. The information refers to assumptions applied for actuarial calculations, periodical costs and the value of obligations and plan assets at year-end. The tables also include a reconciliation of obligations and plan assets during the year and the difference between fair values and carrying amounts reported on the balance sheet date. Costs for pensions are reported as administration costs.

	Sweden		Great Britain		Other Europe
Assumptions applied for actuarial calculations %	2007	2008	2007	2008	2007	2008

Discount rate	4.40	4.00	5.80	6.50	5.20	5.80
Expected return on plan assets	—	—	7.50	7.50	5.80	5.10
Expected salary increases	3.00	3.00	4.30	3.75	3.50	3.50

Pension costs
SEK million	2007	2008

Current service costs	62	57
Interest costs	719	673
Expected return on plan assets	(719)	(690)
Actuarial gains and losses	(1)	(1)

Total pension costs for defined benefit plans	61	39
Pension costs for defined contribution plans	319	322

Total pension costs	380	361

Obligations for pensions, net
SEK million	Sweden	Great Britain	Other Europe	Total

Obligations, 31 December 2006	88	2,083	(22)	2,149
Impact of Transition to IFRS	(24)	(408)	21	(411)

Obligations, 1 January 2007	64	1,675	(1)	1,738

Current service costs	7	49	6	62
Interest costs	12	701	6	719
Expected return on plan assets	(12)	(700)	(7)	(719)
Actuarial gains and losses	(1)			(1)
Exchange differences		(106)	(2)	(108)
Payment of pension fees from the company	(11)	(269)	2	(278)
Benefits payed	(4)		(5)	(9)
Other provisions			1	1

Obligations for pensions, net, 31 December, 2007	55	1,350		1,405
Current service costs	8	44	5	57
Interest costs	14	651	8	673
Expected return on plan assets	(12)	(670)	(8)	(690)
Actuarial gains and losses	(1)			(1)
Exchange differences		(151)	1	(150)
Payment of pension fees from the company	(13)	(250)	(8)	(271)
Benefits payed	(4)			(4)
Business combinations	55	36		91
Other provisions		11		11

Obligations for pensions, net, 31 December, 2008	102	1,021	(2)	1,121

24  Employee benefits — continued

Provision for pensions, net
SEK million	Sweden	Great Britain	Other Europe	Total

Net provisions for pensions, 1 January, 2007	64	1,675	(1)	1,738
Current value of funded obligations	307	11,020	147	11,474
Fair value of plan assets	(227)	(10,144)	(134)	(10,505)

Provisions, net	80	876	13	969
Unrecognized actuarial gains and losses	(26)	475	(13)	436

Net provisions for pensions, 31 December, 2007	54	1,351		1,405

Current value of funded obligations	390	8,880	144	9,414
Fair value of plan assets	(155)	(8,009)	(160)	(8,324)
Provisions for pensions	235	871	(16)	1,090

Unrecognized acturial gains and losses	(133)	150	14	31

Net provisions for pensions, 31 December, 2008	102	1,021	(2)	1,121

whereof reported as
Other non-current assets	(116)	(28)	(2)	(146)
Provisions for pensions	218	1,049		1,267

25  Other Provisions

	As of 31 December
SEK million	2007	2008

Opening balance	1,668	2,713
Additions	964	387
Disposals		(1,284)
Exchange differences	81	213

Closing balance	2,713	2,029

Other provisions relate to provisions for income related to the financing of the DrillMAX vessels Stena Carron and Stena Forth. The provisions will be resolved during the time of the future leasing periods.

2007 also included provisions for income related to the financing of the DrillMAX vessel Stena DrillMAX and the vessels Stena Traveller and Stena Trader. The leasing contracts were terminated and the provisions for these vessels have been taken to the finance net in the Income statement.

26  Bank debt

	2007	2007	2007	2008	2008	2008
SEK million	Current	Noncurrent	Total	Current	Noncurrent	Total

Property loans	150	12,855	13,005	327	13,159	13,486
Other loans	614	5,840	6,454	660	15,383	16,043
Revolving credit facilities		4,400	4,400		5,843	5,843
Other utilized bank credit lines	221	217	438	402	286	688

Total	985	23,312	24,297	1,389	34,671	36,060

Schedule for repayment of bank debt is presented in Note 33, Liquidity risks.

The carrying amounts of the group’s borrowings are denominated in the following currencies:

26  Bank debt — continued

	As of 31 December
SEK million	2007	2008

SEK	11,474	12,534
GBP	952	771
USD	7,997	15,784
EUR	3,874	6,016
Other currencies		955

Total	24,297	36,060

Regarding assets pledged, see note 31.

27  Senior notes

Stena AB (publ.) has since 1995 financed the business with issuance of Senior Notes in the USA. Loans issued in 1995 and 1997 have been repaid by the end of 2003.

In November 2002, the Company issued USD 200 million of notes at an interest rate of 9.625% with maturity on 1 December, 2012.

In November 2003, the Company issued USD 175 million of notes at an interest rate of 7.5% with maturity on 1 November, 2013. In November 2004, the Company issued USD 250 million of notes at an interest rate of 7.0% with maturity on 1 December, 2016. In 2008 USD 18 million and USD 43 million, respectively, was repaid. Thereafter the Senior Notes amounted to USD 153.1 million and USD 128.7 million, respectively.

In February 2007, a decision was taken to issue bonds on the European market. On February 8, 2007, the Company completed an offering of EUR 300 million at an interest rate of 6.125% of Senior Notes due 2017. The Company used a portion of the proceeds of the offering of the notes to purchase our Senior Notes due 2012 in a tender offer and consent solicitation.

On February 14, 2007, the Company completed an offering of EUR 102 million at an interest rate of 5.875% Senior Notes due 2019. The Company intends to use these proceeds for general corporate purposes.

The Senior Notes are not secured. In general, a minimum ratio related to cash flow and interest expense must be met in order to make further borrowings.

					Carrying amount
			Fair value		SEK million
Issued-Maturity			As of 31 December		As of 31 December
(million)	Nominal	Interest	2007	2008	2007	2008

2003 – 2013	USD 175	7,50%	USD 168	USD 101	1,103	1,206
2004 – 2016	USD 250	7,00%	USD 165	USD 82	1,108	1,014
2007 – 2017	EUR 300	6,125%	EUR 257	EUR 124	2,807	3,285
2007 – 2019	EUR 102	5,875%	EUR 82	EUR 36	955	1,117

Total					5,973	6,622

28  Leases

Company as lessee:

The operating lease obligations include chartering of crude oil tankers on a timecharter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of properties and ports.

28  Leases — continued

Rental expense for operating leases were as follows:

	Year ended 31 December
SEK million	2007	2008

Rental expense	2,991	2,863

Four RoPax vessels, two Drillship and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of 31 December, 2007 and 2008 amounted to SEK 7,990 million and SEK 8,471 million, respectively. The net book value related to these capital leases amounted to SEK 7,461 million as of 31 December, 2007 and SEK 7,626 million as of 31 December, 2008.

As of 31 December, 2007 the future minimum lease commitments under non-cancellable operating leases and capital leases were as follows:

	Operating	Capital
SEK million	leases	leases

2008	2,616	154
2009	1,584	155
2010	1,046	556
2011	743	116
2012	710	278
2013 and thereafter	2,969	1,202

Total minimum lease commitments	9,668	2,461

As of 31 December, 2008 the future minimum lease commitments under non-cancellable operating leases and capital leases were as follows:

	Operating	Capital
SEK million	leases	leases

2009	2,733	135
2010	1,674	615
2011	868	88
2012	577	80
2013	549	242
2014 and thereafter	2,881	966

Total minimum lease commitments	9,282	2,126

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of 31 December, were as follows:

	2007			2008

		Accumulated	Net book		Accumulated	Net book
SEK million	Cost	depreciation	value	Cost	depreciation	value

Vessels	13,800	(4,312)	9,488	24,151	(6,552)	17,599
Real estate	22,555		22,555	23,320		23,320

Total	36,355	(4,312)	32,043	47,471	(6,552)	40,919

28  Leases — continued

As of 31 December, 2007 the future minimum rentals to be received under non-cancellable operating leases were as follows:

SEK million	Vessels	Real estate	Total

2008	4,421	623	5,044
2009	3,289	550	3,839
2010	898	403	1,301
2011	365	268	633
2012	308	169	477
2013 and thereafter	253	190	443

Total minimum lease rentals	9,534	2,203	11,737

As of 31 December, 2008 the future minimum rentals to be received under non-cancellable operating leases were as follows:

SEK million	Vessels	Real estate	Total

2009	7,518	713	8,231
2010	5,781	639	6,420
2011	1,854	467	2,321
2012	2,068	298	2,366
2013	817	165	982
2014 and thereafter		253	253

Total minimum lease rentals	18,038	2,535	20,573

In addition to the minimum lease rentals as above, the Company has entered into lease agreements for the DrillMAX vessel Stena Forth, currently under construction.

The amounts in the table above exclude amounts from the Company’s portfolio of residential rental properties since those lease agreements are generally cancellable within three months.

29  Other noncurrent liabilities

	As of 31 December
SEK million	2007	2008

Prepaid income	93	103
Other liabilities	793	2,551

Total	886	2,654

Other noncurrent liabilities include a net debt amount of SEK 203 million as per 31 December, 2008 regarding capital leases for the DrillMAX vessel Stena Forth and SEK 621 million as per 31 December, 2007 regarding capital leases for the DrillMAX vessels Stena Carron and Stena Forth. Other noncurrent liabilities also include a loan from related parties, Stena Metall, amount to SEK 682 million as per 31 December, 2008.

Repayment of noncurrent liabilities is required according to the following schedule:

	1-3	3-5	More than
SEK million	years	years	5 years	Total

Prepaid income	8	35	60	103
Other liabilities	2,492	8	51	2,551

Total	2,500	43	111	2,654

30  Accrued costs and prepaid income

	As of 31 December
SEK million	2007	2008

Accrued costs
Charter hire/running costs	9	7
Interest costs	821	605
Accrued personnel costs	342	252
Other accrued costs	1,647	1,211

	2,819	2,075
Prepaid income
Prepaid charter hire	(4)	184
Other prepaid income	542	585

	538	769

Total accrued costs and prepaid income	3,357	2,844

31  Pledged assets, commitments and contingent liabilities

Pledged assets

The following assets have been pledged as securities for bank debt:

	As of 31 December
SEK million	2007	2008

Shares in subsidiaries	576	1,897
Mortgages on vessels	13,839	21,722
Mortgages on properties	14,336	15,376
Chattel mortgages	210	463
Investment in affiliated companies	1,188	752
Marketable securities	173	700
Trade debtors	322	391
Short term investments	2,063	1,343
Reservation of title	52	52
Assets pledged, other		795

Total assets pledged for normal bank debt	32,759	43,391
Investment in SPEs	9,251	9,973

Total assets pledged for bank debt	42,010	53,464
Normal bank debt and capitalized lease obligations	26,781	38,186
Debt in SPEs	8,021	9,492

Total bank debt and capitalized lease obligations	34,802	47,678

In addition, certain guarantees have also been issued to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc. amount to SEK 2,733 million for 2009 and SEK 6,549 million from 2010. See Note 28.

As of 31 December, 2008, a total of six vessels were on order from different shipyards. The total contract amount for these vessels amounts to SEK 18,858 million. Yard payments of SEK 5,927 million have been made in respect of these contracts.

31  Pledged assets, commitments and contingent liabilities — continued

For credit risks relating to oil derivative contracts the Company has posted collateral of SEK 785 million in 2008 which is presented as restricted cash under short-term investments, see Note 20.

Contingent liabilities

	As of 31 December
SEK million	2007	2008

Guarantees	1,361	752
Other contingent liabilities	332	2,306

Total	1,693	3,058

Guarantees include mainly newbuilding projects in associated companies and guarantee commitments for equipment delivered. There are also on-going tax issues with tax authorities in the Group.

32  Consolidated statements of cash flows

Purchase of subsidiaries

Ballingslöv:

On 16 May 2008, Stena Adactum made a public cash offer to acquire the remaining shares in the affiliated company Ballingslöv AB (publ). Adactum increased its interest in the share of capital of Ballingslöv from 28.6% to 48% during the second quarter of 2008. After closing of the bid for Ballingslöv, Adactum increased its interest in the share of capital of Ballingslöv to 80.2% as of 31 December, 2008. Ballingslöv has been accounted for as a subsidiary as of the third quarter of 2008.

The acquisition of Ballingslöv is in line with Adactum’s strategy to make long-term investments to build strong and profitable companies. Ballingslöv had at the time for the acquisition 1,446 employees. Ballingslöv is an international group in the field of kitchens, bathrooms and storage products with an ambition to become one of the leading players in the European market. Ballingslöv has one manufacturing site in Ballingslöv in Sweden, one in Great Britain and five in Denmark. The total purchase price was SEK 1,321 million, whereof SEK 1,034 million relates to acquisitions during 2008. The costs directly linked to the acquisition come in addition to this and have amounted to SEK 5 million. The difference between the purchase price paid and the adjusted fair value of acquired net assets, with deduction for minority interest, is SEK 644 million and refers to goodwill. The value of the goodwill is still preliminary.

Ballingslöv’s total income and EBITDA for 2008 from the date of the acquisition were SEK 1,285 million and SEK 55 million respectively. If Ballingslöv had been acquired at 1 January, 2008, the corresponding figures would have been SEK 2,774 million and SEK 232 million respectively.

Sembo:

On 1 January, 2008 Stena Line acquired 100% of the shares in Sembo AB. Sembo has its headquarters in Helsingborg and 55 employees. Sembo is a package holiday company. The acquisition is in line with Stena Lines’ strategy to strengthen and develop the products supplied. The acquisition enables Stena Line to offer more than 200 new destinations throughout Europe. The purchase price was SEK 61 million. The difference between the purchase price paid and the adjusted fair value of acquired net assets is SEK 37 million and refers to goodwill. The value of the goodwill is still preliminary. Sembos total income and EBITDA for 2008 from the date of the acquisition were SEK 330 million and SEK (2) million respectively.

32  Consolidated statements of cash flows — continued

Steneo AB (HH Ferries):

On 1 October, 2008 Stena Line Holding BV acquired 100% of the shares in Steneo AB, including the subsidiaries Helsingborg-Helsingör Shipholding A/S, HH-Ferries A/S and HH-Ferries AB. The Steneo Group has 200 employees. Steneo is the holding company in the group and HH-Ferries runs the ferry route Helsingborg-Helsingör with two ferries. The acquisition creates possibilities in achieving synergies by combining and integrating the HH Ferry operation with Stena Lines present operation. The purchase price was SEK 61 million. The difference between the purchase price paid and the adjusted fair value of acquired net assets is SEK 191 million and refers to goodwill. The value of the goodwill is still preliminary.

Steneo’s total income and EBITDA for 2008 from the date of the acquisition are SEK 58 million and SEK (8) million respectively. If Steneo had been acquired at 1 January, 2008, the corresponding figures would have been SEK 279 million and SEK 2 million respectively.

The total value of the acquired assets and liabilities is presented in the below table which also shows the cash flow impact of the acquisitions. All acquired assets and liabilities were reported according to IFRS, alternatively no differences compared to IFRS, at the time of the acquisition.

		Adjustment to	Adjusted
SEK million	Book value	fair value	fair value

Assets and liabilities acquired:
Intangible assets	370	990	1,360
Tangible fixed assets	505	24	529
Financial fixed assets	128		128
Inventories	280		280
Current receivables	541		541
Cash and cash equivalents	165		165
Provisions	(207)		(207)
Long-term debt	(1,266)		(1,266)
Current liabilities	(510)		(510)
Deferred tax		(283)	(283)

Acquired net assets	6	731	737
Minority interest			(167)
Goodwill			872
Purchase price			(765)
Costs directly linked to the acquisitions			(5)
Cash and cash equivalents in the acquired businesses			165

Effect on the Group’s cash and cash equivalents			(605)

No subsidiaries were purchased in 2007.

Cash payments

	Year ended 31 December
SEK million	2007	2008

Interest	2,327	2,594

33  Financial instruments and risk management

The Company uses financial instruments to reduce the risk of major adverse effect on its results from price changes in the currency, interest rate and oil markets.

As a basic principle, fixed assets are financed with long term funding in the form of issued bonds, bank debt and leasing liabilities.

33  Financial instruments and risk management — continued

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

Currency risks arise when converting foreign currency denominated P/L or balance sheet items to SEK and when converting cash flows in foreign currency. These risks are reduced by hedging with forward foreign exchange contracts or with currency options.

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

Credit risks

All financial instruments are dealt with counterparties who are considered to be creditworthy institutions where terms and conditions are documented. In the normal course of business, none of the parties demand collateral for credit exposures from financial instruments. All financial derivatives are traded within the framework of established ISDA agreements, where positive and negative market values are netted.

In the tables below credit risk refers to net positive market values per counterparty.

The following table summarizes the notional volume and credit risks of financial derivative instruments

	31 December 2007		31 December 2008

	Notional	Credit	Notional	Credit
SEK million	amount	risk	amount	risk

Currency forward contracts	15,221	184	29,472	536
Currency options		59
Interest rate swaps	9,146		8,722
Interest rate options	4,239	103	4,048	5
Commodity fixed price swaps – oil	895	420	1,764
Commodity options – oil		356
Forward freight agreements	19	2	45

Total	29,520	1,124	44,050	541

Interest rate risk management

The Company holds fixed assets in ships and real estate in USD, SEK, EUR and GBP and as a consequence the debt portfolio and the accompanying interest rate risks are distributed by the same currencies. In order to manage this risk and to achieve desired interest rate levels the Company’s management makes regular assessments of the interest rate risks. This exposure is adjusted with interest rate derivatives which to the largest possible extent are matched against the maturity profiles of the underlying debt.

33  Financial instruments and risk management — continued

The following tables summarize the interest rate contracts for hedging of the interest rate exposure of the Company’s debt portfolio in various currencies:

As of 31 December, 2007

Type of	Notional amounts				Option	Length of
instrument	Currency	SEK million	Receive rate, %	Pay rate, %	bought/sold	contract

swap	SEK	1,400	4.45 – 4.48	3.23 – 3.63		November 2015
cap	SEK	3,500	3m Stibor	4	bought	November 2011
swap	EUR	267	6m Euribor	6m Euribor+1.68		September 2008
swap	EUR	98	5.52	6m Euribor+1.19		December 2012
swap	EUR	348	6m Euribor	3.83 – 3.92		January 2013
cap	EUR	267	6m Euribor	strike 5.50	bought	September 2008
cap	EUR	378	3.25	6m Euribor	bought	October 2010
cap	EUR	95	6m Euribor	3.25	bought	March 2010
swap	GBP	563	3m Libor	6.03		January 2011
swap	GBP	418	3m Libor	3m Libor (0.14)		May 2028
swap	EUR	2,835	6.13	3.5+(index)(1)		February 2023
swap	USD	1,609	7	4.75+(BMA)(2)		December 2016
swap	USD	1,609	3m Libor	2.83-3.09		September 2008

Total		13,387

As of 31 December, 2008

Type of	Notional amounts				Option	Length of
instrument	Currency	SEK million	Receive rate, %	Pay rate, %	bought/sold	contract

swap	SEK	1,400	3m Stibor	3,23 – 3,63		November 2015
swap	GBP	1,829	6m Libor	GBP real rate(3)		june 2013
cap	SEK	3,500	3m Stibor	4	bought	November 2011
swap	EUR	438	3m Euribor	6m Euribor		November 2009
swap	USD	1,564	3m Libor	3,66 – 3,72		June 2011
swap	EUR	108	5,52	6m Euribor+1,19		December 2012
swap	EUR	400	6m Euribor	3,83-4,12		March 2017
cap	EUR	438	3,25	6m Euribor	bought	October 2010
cap	EUR	110	6m Euribor	3,25	bought	March 2010
swap	GBP	460	3m Libor	6,03		January 2011
swap	EUR	567	3m Libor +0,86	3m Libor – 0,14		May 2028
swap	USD	1,955	7	4,75+(BMA)(2)		December 2016

Total		12,769

(1)	index= Index return based on i) 12 versus 15m forward of 3 months USD Libor interest rate ii) 2 year vs 5 y EUR swap rate differential and iii) 10y GBP vs 6 months CHF interest rate differential. This swap was closed in March 2008.

(2)	BMA= Index return based on the interest rate differential between USD Libor and US Municipality bonds.

(3)	Consists of two swaps which results in net transaction whereby Stena pays a fixed real rate in GBP. The swap was closed in January 2009.

33  Financial instruments and risk management — continued

In addition to interest instruments, the SPEs investing in different debt securities, see note 12, have also entered into certain hedging instruments. To reduce the potential negative effects on the actual values of these entities, interest swaps have been entered into at an amount equal to that of the underlying fixed rate bonds.

The following table summarizes interest rate swaps entered into for this purpose:

As of 31 December, 2008:

	Amount				Length of
	Currency	(SEK in millions)	Receive rate %	Pay rate %	contract

swap	USD	859	6m Libor	4.85	November 2010
cap	USD	457		Strike 10	November 2012
swap	USD	312	3m Libor	5.03	October 2015
cap	USD	289		Strike 7	December 2015

Foreign currency risk management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company’s revenues and expenses are denominated in US dollars, but also in GBP and EUR. The Company’s foreign currency risk arises from (i) the Company’s investment in foreign subsidiaries’ net assets (equity exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company’s functional currency) and (iii) fluctuations in exchange rates on the value of the Company’s sales and purchases in foreign currencies (transaction exposure).

The Company’s policy is to hedge its translation exposure which mainly arises from USD borrowings in companies with SEK and EUR as their functional currency.

The Company also hedges a substantial part of its transaction exposure in USD, GBP, EUR, NOK and DKK from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations (USD). The Company’s transaction exposure mainly originates from the Ferry operations.

The following two tables summarize by major currency the contractual net amounts of the Company’s forward exchange and option contracts to hedge the translation- and transaction exposures. The tables contain both forward foreign exchange contracts and currency options.

Outstanding currency hedge contracts for translation exposure — net positions

	2007	2007	2008	2008
SEK million	bought	sold	bought	sold

USD		226		3,000
EUR	7,409		8,062
GBP		1,078		1,554
DKK		961		171
NOK		1,518		294
SEK		3,476		2,962
JPY				15
Other		150		66

Total	7,409	7,409	8,062	8,062

33  Financial instruments and risk management — continued

Outstanding currency hedge contracts for transaction exposure – net positions

	2007	2007	2008	2008
SEK million	bought	sold	bought	sold

USD		161	2,323
EUR		38		957
GBP		57		979
NOK	162		70
SEK	118			336
Other		24		121

Total	280	280	2,393	2,393

Bunker fuel risk management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The vessels of the ferry operations have an annual consumption of bunker of 330,000 tons of fuel oil and 100,000 tons of gas oil which combined converts to an annual volume of about 2.8 million barrels. A substantial part of this is hedged on a consecutive basis. All contracts are settled monthly at a volume corresponding to the underlying consumption. The following table presents the notional amounts financial instruments used for fuel risk management as of 31 December each year.

Outstanding hedge contracts for bunker fuel exposure

	2007	2008
SEK million	Notional amount	Notional amount

Fixed price swaps (Bought fixed, sold floating)	895	1,833
Bought call options	3,783	2,631
Bought put options	232	141
Sold call options	1,928	1,245
Sold put options	3,514	1,019

Freight rate management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of freight forward agreements (FFA’s). The Company enters into contracts as a means to reduce or change the market exposure for chartered in tonnage. The maximum tenor of the contracts are 12 months. The following table presents the notional amounts of financial instruments used for freight rate management as of 31 December each year:

The following table presents the notional amounts of financial instruments used for freight rate management:

	2007	2007	2008	2008
	Notional	Credit	Notional	Credit
SEK million	amount	risk	amount	risk

OTC traded swaps	19	2	45

Trading activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits on a short-term basis. Such financial instruments that are not used in the Company’s program of interest rate and foreign currency risk management are

33  Financial instruments and risk management — continued

referred to as ‘trading’ for purposes of this disclosure. All trading positions are taken within the limits of the Company’s financial trading policy. All positions are recorded at fair value and the unrealized gains and losses are part of the quarterly results. A summary of the results of the Company’s trading activities on derivative financial instruments is shown below.

	2007	2007	2008	2008
	Net	Notional	Net	Notional
SEK million	gain/(loss)	amount	gain/(loss)	amount

Foreign exchange spot and forwards	11	1,083	83	319
Currency options (net of bought and sold)	8	615	10	(56)
Interest rate instruments	(5)		(1)

Total trading	14	1,698	92	263

Fair value of financial instruments

The table below summarizes the fair value of balance sheet items in the case where the fair value differs from the carrying value and in addition, the fair value of all financial derivative instruments. When establishing the fair value, the quoted market prices as of 31 December have been used. The fair value calculation is based on the closing price, i.e. the market value that would have been received or paid if such instrument was sold or terminated on the closing date. The fair values of financial derivatives with an effective hedge are recorded directly against shareholder’s equity after deduction of tax effects.

	2007		2008
	Carrying	Fair	Carrying	Fair
SEK million	value	value	value	value

Liabilities
Senior notes	6,012	5,354	6,622	3,183
Derivative financial instruments
Held for trading purposes
Interest rate derivatives
Currency derivatives			5	5
Commodity derivatives			(222)	(222)
Held for purposes other than trading:
Interest rate risk management	44	44	(403)	(403)
Foreign currency risk management	242	242	752	752
Bunker fuel risk management		776	(668)	(668)

Share price risk

A change of +/−10% in the market value of all our equity holdings within Short-term investments and Marketable Securities, will have an effect of +/– SEK 155 million on profit before tax and +/−SEK 50 million recognized in shareholders’ equity.

Liquidity risks

Liquidity risk is managed by maintaining an adequate level of cash and cash equivalents, available financing through unutilized committed credit facilities and the possibility to sell short term marketable holdings in equities and bonds. Due to the dynamic character of the business, the need for financing flexibility is satisfied by arranging part of the company’s funding in the form of committed Revolving Credit Facilities, under which short term requirements for liquidity can be met.

33  Financial instruments and risk management — continued

The management regularly monitors the company’s liquidity reserves, based on anticipated cash flows. This is carried out on both operational company level and centrally at the treasury department in line with the limits set up for on a group wide basis. Further, it is the policy of the group to calculate future cash flows in all major currencies and quantify the liquidity needed to meet those cash flows, to monitor balance sheet liquidity ratios in relation to both internal and external minimum levels and to maintain plans for debt financing.

The table below shows the group’s financial debts and the net market value of derivatives classified as financial short term debt, sorted by the remaining years until the agreed maturity date. The figures shown in the table are based on agreed confirmations and constitute undiscounted cash flows. Cash flows in foreign currency is converted to SEK by using the closing exchange rates.

	Less than	Between 1	Between 2	More than
As per 31 december 2008	1 year	and 2 years	and 5 years	5 years	Not specified

Property loans	327	568	1,548	11,043
Other bankloans	660	2,272	3,107	10,003	287
Revolving Credit Facility					5,843
Other credit facilities	402
Financial leasing debt	135	615	410	966
Trade accounts payable	1,220

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

The Company has a revolving credit facility of $1 billion. The facility was renegotiated in January 2006 and expires in January 2013. Obligations under the facility are secured mainly by mortgages on certain vessels and rigs. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of 31 December, 2008, the utilized portion of the facility was USD 676 million, of which USD 658 million was actually drawn and USD 18 million used for issuing of bank guarantees. As of 31 December, 2007, the utilized portion of the facility was USD 596 million, of which USD 575 million was actually drawn and USD 21 million used for issuing of bank guarantees. As of 2007 the Company has an additional revolving credit facility of USD 350 million and the utilized portion of the facility as of 31 December,2008, was USD 90 million. As of 31 December, 2007, the utilized portion of the facility was USD 109 million. As of 31 December, 2008 the Company had SEK 1,748 million in other unutilized, mainly uncommitted, overdraft facilities and other similar lines of credit, as compared to SEK 875 million as of 31 December, 2007.

“Not specified” includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2009. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis. “Not specified” also includes the utilized portion of the Revolving Credit Facilities.

34  Personnel

The following table presents the average number of employees of the Company:

	2007		2008

		No. of		No. of
	Total	females	Total	females

Parent Company:
Board, CEO, Executive vice president	2		2
Other employees	22	11	25	13
Subsidiaries in Sweden	4,106	1,762	4,460	1,879
Total Sweden	4,130	1,773	4,487	1,892

Subsidiaries outside of Sweden:
Great Britain	1,684	474	1,764	502
The Netherlands	732	117	759	118
Denmark	182	112	585	237
Ireland	90	33	82	31
Norway	91	57	92	41
Poland	59	39	62	41
Switzerland	6	1	7	1
Spain	152	34	150	25
Portugal	12	3	12	3
France	4	1	8	3
Luxembourg	7	1	13	2
Russia	3	1	2	1
China	71	16	86	17
Singapore	18	4	40	12
Korea	43	10	75	8
United States	26	7	29	7
India	81	47	89	35
United Arab Emirates	26	5	48	8
Other	8	1	6	3
Ship borne employees	1,094	11	1,345	3

Total outside of Sweden	4,389	974	5,254	1,098

Total group	8,519	2,747	9,741	2,990

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2008 was 3,836 as compared to 3,706 in 2007.

34  Personnel — continued

The following tables present the wages, salaries and other remuneration of the employees of the Company:

	2007			2008

	Board	Other		Board	Other
SEK million	and CEO	employees	Total	and CEO	employees	Total

Parent company	8	29	37	8	35	43
Subsidiaries in Sweden	41	1,145	1,186	49	1,315	1,364

Total Sweden	49	1,174	1,223	57	1,350	1,407

Subsidiaries outside of Sweden:
Great Britain	17	650	667	28	724	752
The Netherlands	5	262	267	5	269	274
Denmark	2	78	80	7	229	236
Ireland		36	36		37	37
Norway	1	56	57	1	53	54
Poland	1	10	11	1	12	13
Switzerland	6	2	8	7	2	9
Spain	2	45	47	2	48	50
Portugal		2	2		3	3
France		3	3		4	4
Luxembourg	4	8	12	4	18	22
Russia		1	1		3	3
China	2	12	14	3	14	17
Singapore	1	3	4	4	14	18
Korea	1	11	12	2	22	24
United States	3	22	25	6	31	37
India		5	5	1	4	5
United Arab Emirates	7		7	3	19	22
Other		5	5		3	3
Ship borne employees		672	672		784	784

Total outside of Sweden	52	1,883	1,935	74	2,293	2,367

Total group	101	3,057	3,158	131	3,643	3,774

	2007			2008

Total personnel costs	Parent			Parent
SEK million	company	Subsidiaries	Total	company	Subsidiaries	Total

Wages, salaries and other remuneration	37	3,121	3,158	43	3,731	3,774
Pension costs	12	307	319	13	309	322
Other social charges	14	402	416	16	455	471

Total	63	3,830	3,893	72	4,495	4,567

For Swedish-flagged vessels employed in international shipping activities, the Company has received subsidies equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of the subsidies in 2008 was SEK 456 million, out of which SEK 427 million related to the ferry operations. In 2007, the amount of the subsidy was SEK 462 million, out of which SEK 430 million related to the ferry operations. The amounts received have reduced personnel costs.

34  Personnel — continued

Remuneration of Chief Executives

Salaries of SEK 9 million were paid to the Chief Executive Officer and the Executive Vice President in 2008 and SEK 10 million in 2007. The corresponding pension charges amounted to SEK 7 million in 2008 and SEK 6 million in 2007. The aggregate compensation paid by the Stena AB to its directors (a total of ten persons) amounted to SEK 11 million in 2008 and SEK 13 million in 2007. Of total salaries paid to other employees SEK 37 million were paid to other officers than the Chief Executive Officer, the Executive Vice President and the board members in 2008 (a total of seven persons) and SEK 33 million in 2007.

The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 220,000 in 2008, out of which SEK 40,000 was paid to the Chairman of the Board and SEK 20,000 was paid to each of the Chief Executive Officer and the Executive Vice President. In 2007, the board members of Stena AB were paid SEK 180,000, out of which SEK 40,000 was paid to the Chairman of the Board and SEK 20,000 was paid to each of the Chief Executive Officer and the Executive Vice President.

The Chairman of the Board has invoiced SEK 2,769,000 and SEK 475,000 for consultations for the years 2008 and 2007, respectively.

Women comprised 20% in 2008 compared to 22% in 2007 of the total number of Board members. Of chief directors other than the Chief Executive Officer, the Executive Vice President and the board members women comprised 11% for 2008 and 2007.

35  Related Party Transactions

The Company has entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Olsson family in Sweden, Stena Sessan AB (“Sessan”) and Stena Metall AB (“Stena Metall”) and their subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB (“Concordia”) which is 52% owned by Sessan. Shares in Concordia are listed on Nasdaq OMX Stockholm. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk AB (“Stena Bulk”), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the “Allocation Agreement”) pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No agreements were made in 2008 or 2007. The net outcome of the agreement including results on forward contracts was SEK 0 million in 2008 and SEK 0 million in 2007.

The Company provides certain services to Concordia such as administration, marketing, insurance, technical support and commercial management for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia’s personnel and certain financial and other services. The Company earned fees equal to SEK 25 million and SEK 25 million in 2008 and 2007 respectively, for these services.

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO in Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that

35  Related Party Transactions — continued

is chartered pursuant to a 15-year contract to Petrobas in Brazil. The Company earned total fees of SEK 2.7 million for the years 2008 and 2007 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing credit facility from the Company. As of 31 December, 2007, DKK 219 million was outstanding under this facility. In October 2008, HH Ferries was acquired by Stena Line. The purchase price was SEK 61 million and at the same time the loan was repaid.

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The vessel is chartered back as an operating lease, for which the Company paid charter hire of SEK 59 million for the year 2008 and SEK 59 million for the year 2007.

Sessan has invested in shares in the Swedish company Meda AB (“Meda”). In 2008 there was a new share issue to an amount of SEK 1,511 million in Meda and Stena AB guaranteed the new share issue through a guarantee commitment. The new share issue was oversubscribed and Stena AB did not need to fulfil the commitment. However, Stena Investment Cyprus acquired 11,191,939 shares (3.7% of the votes) in Meda for an amount of SEK 392 million. Stena Sessan has an option to acquire the shares to a price from SEK 38.50 per share as the lowest.

Stena Metall

The Company purchases a substantial part of its bunker fuel from Stena Metall. Such purchases aggregated SEK 3,012 million and SEK 1,781 million in 2008 and 2007, respectively.

During 2007 two vessels, Stena Carrier and Mont Ventoux, were sold to Stena Metall at market value and chartered back as operational leases.

At 19 December, 2008, Stena Rederi AB (“Stena Rederi”) acquired the owning companies of the vessels Stena Nordica, Stena Carrier, Stena Freighter and Stena Mont Venoux from Stena Metall. The companies were acquired at a total market value of SEK 1,443 million. After the acquisition Stena Rederi has a long-term liability of SEK 682 million to Stena Metall. The loan bears interest at a market rate and is due 31 August, 2010. At the same time of the acquisition Stena Rederi has taken over the bank loans amounting to SEK 761 million for the acquired owning companies.

The Company paid charter hire for vessels to Stena Metall at an amount of SEK 139 million for 2008 and of SEK 89 million for 2007.

The Company provides management and other services to Stena Metall. The Company received SEK 1 million in each of the years 2008 and 2007 for these services.

Olsson Family

The Company rents office space from members of the Olsson family. In 2008 and 2007, the Company paid SEK 45 million and SEK 40 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2008 and 2007, members of the Olsson family paid the Company SEK 12 million, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

36  Reporting in accordance with IFRS as from 2008

The Stena AB Group’s financial reporting through 2007 were prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Effective from 1 January, 2008 Stena prepares its financial reports in accordance with International Financial Reporting

36  Reporting in accordance with IFRS as from 2008 — continued

Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) as issued by the IASB.

Effective from 1 January, 2008 the parent company prepares its financial reports in accordance with RFR 2, Accounting for legal entities. Due to the nature of the company’s operation the transition has not had any significant impact.

Stena AB (publ.) has since 1995 issued Senior Notes in the USA. As a result, the Group files an annual report with the SEC. In accordance with the Swedish and American rules, companies that change accounting principles into IFRS have to report one comparative year. This means that the opening balance is 1 January, 2007.

The below presentation is focused on the areas where Stena AB Group’s current accounting principles are affected by the implementation of IFRS. The most significant areas are further explained in the opening balance as of 1 January, 2007 and the restatement of balance sheet and income statement for the year ended 2007.

Restatements and transition effects, First-time adoption of International Financial Reporting Standards (IFRS 1)

In accordance with IFRS’s transitions rules, (IFRS 1) restatement of previous periods have been made. The general rule is that restatement of the financial reporting for the periods after the transition date should be made as if IFRS has been applied historically. There are, however, certain exemptions from the general rule of which Stena has chosen. These exemptions are further described in the accounting principles;

•	Non-amortization of intangible assets with indefinite useful lives

•	Post Employee benefits

•	Cumulative translation differences

Significant changes in accounting principles, which has an impact on the Group’s financial reports

Minority interests

In accordance with IAS 27, minority interests are presented as a separate component of shareholders’ equity and is included in the net income of the year in the income statement.

Non-amortization of intangible assets with indefinite useful lives

According to Swedish GAAP, all intangible assets have been amortized over their estimated useful lives. In accordance with IFRS, intangible assets which are considered to have indefinite useful lives have not been amortized. These kind of assets are tested annually for impairment. Stena AB Group has chosen not to apply IFRS 3, Business Combinations retrospectively according to the IFRS transition rules. Stena AB Group has decided that intangible assets with indefinite useful lives should include only goodwill which is why amortization charged to the income statement under Swedish GAAP for the period 1 January, 2007 and for the year 2007 are reversed and added back to the carrying value of goodwill.

Post Employee benefits

In accordance with IFRS 1, transition rules, actuarial gains and losses arising prior to 1 January, 2007 could be set to zero and charged to equity. Stena AB Group has applied this rule to all pension plans in the opening balance as of 1 January, 2007.

Financial Instruments

In accordance with the Swedish Annual Accounts Act, it is possible to account for financial instruments at fair value so there are only a few adjustments which are made in accordance

36  Reporting in accordance with IFRS as from 2008 — continued

with IFRS. The bunker hedges have previously not been accounted for in accordance with Swedish GAAP i.e. they have been treated as off-balance items. The Group applies hedge accounting for effective contracts so these are accounted for through equity according to IFRS. For foreign exchange hedges, hedge accounting is not applied why these results are reported through Income Statement according to IFRS.

Properties

At the date of transition to IFRS, Properties are accounted at fair value in accordance with IAS 40, Investment properties, fair value adjustments are reported as other income and expenses and repair and maintenance cost according to plan should be reversed and reported as capitalized expenses. No depreciations are made on Properties. The properties are tested annually for impairment. Depreciations for the period 1 January, 2007 and for the year 2007 have been added back to the carrying value. Impairment tests have been made as of 1 January, 2007 and 31 December, 2007.

Net gain sale of assets

Sale of assets is not the core business so this sale is reported net as other income in accordance with IAS 18, Revenues.

Cumulative translation differences

IFRS 1 provides an option how to treat the effects of Changes in Foreign Exchange Rates. A first time adopter can set the cumulative translation difference to zero for foreign operations and this option has been applied in the Stena AB Group for the opening balance 1 January, 2007.

Definition of liquid funds in the consolidated cash flow statements

The definition of liquid funds in the Stena AB Group’s consolidated cash flow statements is identical to the definition in IAS 7, Cash flow statements. Liquid funds consist of cash, bank assets and short term investments which can be converted to cash within 90 days.

36  Reporting in accordance with IFRS as from 2008 — continued

Restated Consolidated Balance sheets

		Swedish			Swedish
		GAAP		IFRS	GAAP		IFRS
		1 January,	IFRS	1 January,	31 December,	IFRS	31 December,
SEK million	Note	2007	adjustments	2007	2007	adjustments	2007

Assets
Intangible assets	a	688	41	729	620	70	690
Vessels, buildings and equipment	b	18,058	95	18,153	23,245	102	23,347
Property	c, k	16,453	4,872	21,325	16,995	5,560	22,555
Investments in affiliated companies		397		397	1,403		1,403
Investments in SPE’s		7,341		7,341	9,251		9,251
Marketable securities		5,802		5,802	7,674		7,674
Other non current assets	d, g, h	3,520	815	4,335	5,474	(39)	5,435

Total fixed assets		52,259	5,823	58,082	64,662	5,693	70,355
Inventories		317		317	418		418
Trade debtors		2,007		2,007	2,670		2,670
Other receivables	d, g	1,617	(72)	1,545	2,444	753	3,197
Prepaid expenses and accrued income	b	871	(95)	776	1,098	(102)	996

Total short-term receivables		4,812	(167)	4,645	6,630	651	7,281
Short-term investments		2,462		2,462	3,180		3,180
Cash and cash equivalents		884		884	708		708

Total assets		60,417	5,656	66,073	75,180	6,344	81,524
Shareholders’ Equity and Liabilities
Share Capital		5		5	5		5
Reserves		1,743	(263)	1,480	2,457	(842)	1,615
Retained earnings		12,500	4,621	17,121	15,455	5,311	20,766
Net income		4,339		4,339	3,389	440	3,829
Minority interest	f	162		162	171		171

Total shareholders’ equity	e	18,749	4,358	23,107	21,477	4,909	26,386
Non-current liabilities
Long-term debt	g	18,427		18,427	23,335	(23)	23,312
Debt in SPE’s		6,302		6,302	8,021		8,021
Senior Notes	g	2,905	(17)	2,888	6,012	(39)	5,973
Capitalized lease obligations		1,246		1,246	2,307		2,307
Other noncurrent liabilities		932		932	886		886
Provisions for Pension	h	2,205	(411)	1,794	1,886	(411)	1,475
Other provisions		1,668		1,668	2,713		2,713
Deferred income taxes	i	1,709	1,737	3,446	2,219	1,908	4,127

Total noncurrent liabilities		35,394	1,309	36,703	47,379	1,435	48,814

36  Reporting in accordance with IFRS as from 2008 — continued

		Swedish			Swedish
		GAAP		IFRS	GAAP		IFRS
		1 January,	IFRS	1 January,	31 December,	IFRS	31 December,
SEK million	Note	2007	adjustments	2007	2007	adjustments	2007

Short-term debt		642		642	985		985
Senior Notes		1,211	(12)	1,199
Capitalized lease obligations		38		38	154		154
Trade accounts payable		1,036		1,036	1,113		1,113
Income tax payable		166		166	116		116
Other		424		424	599		599
Accrued costs and prepaid income		2,757		2,757	3,357		3,357

Total current liabilities		6,274	(12)	6,262	6,324		6,324
Total liabilities		41,668	1,285	42,953	53,703	1,435	55,138

Total shareholders’ equity and liabilities		60,417	5,656	66,072	75,180	6,344	81,524

Restated Consolidated Income statements

		Swedish
		31 December,		IFRS
SEK million	Note	2007	Adjustments	2007

Revenues	j	22,005	(350)	21,655
Other income	c, j	48	747	795
Total direct operating expenses	k	(15,820)	93	(15,727)
Selling and administration expenses	a, l	(2,363)	216	(2,147)
Other operating expenses		(117)		(117)
Share of affiliated companies’ results		(61)		(61)
Income from operations		3,692	706	4,398
Gain (loss) on securities, net		1,141		1,141
Interest income		945		945
Interest expense	m	(1,878)	(145)	(2,023)

Total financial income and expenses		208	(145)	63
Minority interest		(21)	21	0

Income before taxes		3,879	582	4,461
Income taxes		(490)	(142)	(632)

Net income		3,389	440	3,829
Minority Interests			(21)	(21)

Net income after minority interest		3,389	419	3,808

Notes:

a	In accordance with IFRS 3, Business Combinations, intangible assets are divided in two categories; those with definite useful life and those with indefinite useful life. Goodwill is in accordance with IAS 38, Intangible assets, an asset with indefinite useful life so amortizations should not be applied. Goodwill is tested annually for impairment. The restatements and transition effects attributable to this accounting change therefore result in reversal of goodwill amortization charged to the income statement for the period 1 January, 2007 to 31 December, 2007. Amortization of goodwill was as of 1 January, 2007, SEK 41 million and for 31 December, 2007, SEK 70 million which has been reversed and therefore increased the carrying amount.

b	Adjustments of capitalized expenses related to periodic repair and maintenance of vessels and rigs i.e. dry-docking. These expenses have been capitalized during different periods and therefore there is an adjustment between prepaid expenses and fixed assets, vessels.

c	Properties are reported at fair value from date of transition 1 January, 2008. In accordance with current accounting principles, properties have been reported at net book value and the effects attributable to this accounting change is as of 1 January, 2007, SEK 4,872 million and for 31 December, 2007, SEK 5,560 million. The changes in fair value are reported as other income and the impact during 2007 is SEK 397 million.

36  Reporting in accordance with IFRS as from 2008 — continued

d	At date of transition into IFRS, the bunker fuel hedges have been reported at fair value and the total impact is SEK 771 million as of 1 January, 2007 and SEK 776 million for 31 December, 2007.

e	Reconciliation of shareholders’ equity

Specification of changes in equity, net after tax, according to IFRS:

Group	1 January, 2007	31 December, 2007

Goodwill	41	70
Pensions	288	288
Bunker fuel hedge	579	582
Property at fair value	3,450	4,005
Translation reserve	(842)	(842)
Retained earnings	842	842
Interest hedges		(36)

Total adjustments on shareholders’ equity	4,358	4,909

f	In accordance with Swedish GAAP, the minority interests are reported after shareholders’ equity but in accordance with IFRS the minority is a component of the shareholder’s equity.

g	Adjustment regarding capitalized borrowing costs which, in accordance with IAS 23, Borrowing Costs, should be reported together with the loan to which it relates.

h	Adjustment of defined benefit plans, which means that actuarial gains and losses could be set to zero in the opening balance as of 1 January, 2007. This principle is applied on all defined benefit plans.

i	Specification of deferred taxes

The impact on deferred taxes according to IFRS. The effective tax rate is on average 28%.

Group	1 January, 2007	31 December, 2007

Pensions	123	123
Bunker fuel hedge	193	194
Property at fair value	1,421	1,555
Interest hedges		36

	1,737	1,908

j	Adjustment regarding sale of fixed assets between revenues and other income as of 31 December, 2007. The sale of fixed assets were vessels SEK 253 million and properties SEK 97 million.

k	Adjustment in accordance with IAS 40 regarding capitalization of repair and maintenance in according to plan.

l	Reversal of amortization and depreciation related to goodwill and properties.

m	Hedge accounting is not applied for foreign exchange hedges which is why these are reported through the income statement.

Report of Independent Registered Public Accounting Firm on Schedules

The Board of Directors
Stena AB (publ)

Under date of April 21, 2009, we reported on the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008, as contained in the Annual Report on Form 20-F for the year 2008. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 36 to the consolidated financial statements, the Company has changed its basis of accounting to IFRS as issued by the IASB during the year ended December 31, 2008. Consequently, the Company’s consolidated financial statements for 2007 referred to above have been restated to conform with IFRS as issued by the IASB. Prior to adoption of this new basis of accounting, the Company prepared financial statements in accordance with accounting principles generally accepted in Sweden.

Gothenburg, Sweden
April 21, 2009
KPMG AB

Thomas Thiel
Authorized Public Accountant

Schedule II

Stena AB and Consolidated Subsidiaries
Valuation and Qualifying Accounts
Years ended December 31, 2007 and 2008

	Balance at				Balance at
	Beginning		Companies		End
Description	of Year	Additions	acquired	Deductions	of Year
		(SEK in thousands)

Allowance for Doubtful Accounts:

December 31, 2007	46,418	2,760		(10,561)	38,617
December 31, 2008	38,617	41,681	17,839	(6,964)	91,173

Notes:

Additions includes foreign currency translation effect

Schedule III

Stena AB and Consolidated Subsidiaries
Property Cost and Accumulated Depreciation
December 31, 2008
(SEK in millions)

Note:

(1) Fair value at which carried at end of the year:

	As of 31 December
SEK million	2007	2008

Opening balance at fair value	21,325	22,555
Additions	852	1,065
Reclassification construction in progress	103	141
Disposals	(267)	(699)
Unrealized fair value adjustments	397	(294)
Exchange differences	145	552

Closing balance at fair value	22,555	23,320

Stena AB and Consolidated Subsidiaries
Property and Accumulated Depreciation
December 31, 2008

		Market	Initial cost	Costs		Accumulated	Net book
Description	Encumbrances	Value	to company	capitalised	Total	Depreciation	value
Property data	(Mortgages)
	TSEK	(1)
		TSEK	TSEK	TSEK	TSEK	TSEK	TSEK

SFAB, enclosure no 1	3,273,860	5,469,500
SFNAB, enclosure no 2	716,211	1,135,700
SFSAB, enclosure no 3	1,114,085	2,580,700
SFHKB, enclosure no 4	369,250	793,800
SFFAB group, enclosure no 5	5,442,297	9,723,200
Total Stena Fastigheter group	10,915,703	19,702,900

SRBV, enclosure no 6	2,666,506	2,562,058
SPBV, enclosure no 7	872,173	1,452,005
Total Stena Realty group	3,538,679	4,014,064

Assets under construction		(397,000)
Total real estate	14,454,381	23,319,964

Stena Line, enclosure no 8	83,121		596,682	161,545	758,227	(432,148)	326,079
Adactum, enclosure no 9	201,351		152,043	453,529	605,572	(119,826)	485,746
NMM, Glasgow	8,996		46,718	5,746	52,464	(10,914)	41,550
Stena Drilling, Aberdeen			6,460	29,775	36,235	(10,011)	26,224
Stena UK, London			598	184	782	(180)	602
Scan-Port, Germany			15,726	2,495	18,221	0	18,221
Total buildings and land	293,468		818,227	653,274	1,471,501	(573,079)	898,422

Total	14,747,849	23,319,964	818,227	653,274	1,471,501	(573,079)	898,422

SCHEDULE III

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Järnbrott 126:4	33,699	62,200	1961	01/01/81
Kallebäck 7:8	10,505	13,000	1964	01/01/81
Kallebäck 12:4	9,000	23,100	1960	31/12/83
P-huset på Masthugget 712:30	0	25,200
Stampen 26:2	97,500	150,900	1988	01/01/94
Järnbrott 164:22	39,000	51,300	1966	01/02/94
Sannegården 15:4	9,759	59,100	1973	01/01/83
Sannegården 15:5	18,750	42,300	1973	01/01/83
Sannegården 22:19	3,115	25,000	1973	01/01/83
Partille 3:234-5	0	200		01/01/83
Askim 229:2	120,000	247,700	1968/98	01/01/00
Askim 70:1	0	200	1968/98	01/01/00
Askim 59:38	0	1,000	1968/98	01/01/00
Järnbrott 144:5	8,625	24,600	1963	01/08/83
Kallebäck 4:1	36,950	57,100	1963	01/08/83
Kobbegården 257:3	45,000	64,600	1970	01/08/81
Kobbegården 257:1	60,000	84,500	1970	01/08/81
Kobbegården 257:2	45,000	57,400	1970	01/08/81
Kobbegården 151:2	60
Lerum Hallegården 1:246	0	700
Askim 70:2	27,181	165,200	1968	01/08/81
Askim 70:3	48,195	–3,100	1968	01/08/81
Kobbegården 6:139	0	22,700	1974	01/03/86
Gullbergsvass 5:121	78,000	106,700	1988	01/04/94
Kobbegården 6:3	195,000	273,200	1970	12/97
Helsingör 10	39,500	79,100	1964	01/05/81
Kockum 20	8,996	35,600	1960	01/05/81
Kockum 21/22	23,700	41,800	1962	01/01/82
Bilden 10	21,000	21,800	1963	04/84
Almen 20	24,375	41,200	1966	05/81
Frans Suell 14	135,000	252,900	1906/36	02/91
Solbacken 22	10,475	8,500	1964	05/92
Pilåkern 1	83,700	195,500	1959	05/81
Pilåkern 2	0	400	1960/70	05/81
Almen 16	5,400	20,900	1961	05/81
Leonard 1	194,000	285,100	1970	11/00
Abel 14	80,000	188,100	1973	11/00
Abel 15	45,000	0	1973	11/00
Korpen 39	0	17,600	1960/70	01/99

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Laboratorn 4	16,800	37,600	1960/70	01/99
Professorn 12	11,900	20,900	1960/70	01/99
Hilleröd 12	5,250	35,800	1962	01/81
Nyborg 22	32,000	79,300	1968	08/82
Solbacken 13	0	11,900	1965	06/86
Hymnen 1	22,400	46,400	1960/70	05/94
Kantaten 1	42,000	81,700	1960/70	05/94
Kantaten 2	33,600	75,800	1960/70	05/94
Kantaten 3	37,800	86,100	1960/70	05/94
Kantaten 6	27,300	52,800	1960/70	05/94
Monbijou 18	50,000	87,800
Bjärred 40:22	11,900	14,000
Bjärred 9:6, 9:9-10	55,700	63,900
Karstorp 22:19	0	2,700
Karstorp 22:31	0	2,700
Lomma 28:46	23,000	28,900
Lomma 30:55	5,200	7,200
Lomma 35:61	5,300	7,100
Vinstorp 26:50-52	24,500	30,100
Vinstorp 28:29, 33:1	24,400	31,500
Docenten 6	13,500	28,300	1960/70	01/97
Laboratorn 2	20,700	43,100	1960/70	01/97
Professorn 9	19,400	39,000	1960/70	01/97
Professorn 11	21,800	41,200	1960/70	01/97
Laboratorn 3	21,800	46,400	1960/70	01/97
Altona 20 & 21	113,000	153,500	1966	09/98
Pontus 20	97,225	159,500	1935	04/01
Luggude 8	20,000	36,800	1967	04/01
Hämplingen 15	12,750	24,700	1964	04/01
Utanverket 13	48,750	77,100	1958	04/01
Kolga 6	55,000	85,400	1935	04/01
Ryttmästaren 17	0	55,500	1970	02/04
Fältspaten 1	60,000	113,500	1982	02/04
Hjälten 3	124,000	150,100		2005
Hjälmen 3	81,200	79,600		2005
Gropen 2	26,400	40,700		2005
Grottan 16	14,400	25,500		2005
Gnistan 13	12,800	24,900		2005

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Gästgivaren 3	11,200	19,300		2005
Gårdsten 58:1	246,400	287,400		2006
Tynnered 13:2	225,000	289,200		2006
Gårda 19:7	0	101,300
Property general	43,000
Total SFAB	3,273,860	5,469,500

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2008

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Erstavik 26: 8	20,800	31,600	1971-75	12/96
Erstavik 26: 9	21,078	28,700	1971-75	12/96
Erstavik 26: 10	20,500	28,200	1971-75	12/96
Erstavik 26: 11	47,500	77,300	1971-75	12/96
Erstavik 26: 12	44,900	74,400	1971-75	12/96
Erstavik 26: 13	42,100	67,900	1971-75	12/96
Erstavik 26: 14	37,200	60,200	1971-75	12/96
Erstavik 26: 15	36,208	58,100	1971-75	12/96
Erstavik 26: 16	36,700	59,600	1971-75	12/96
Erstavik 26: 17	36,800	58,700	1971-75	12/96
Erstavik 26: 18	41,200	65,900	1971-75	12/96
Erstavik 26: 20	7,000	11,400	1971-75	12/96
Erstavik 26: 28	14,700	15,200	1971-75	12/96
Erstavik 26: 29	15,225	27,400	1971-75	12/96
Erstavik 26: 30	14,800	22,100	1971-75	12/96
Erstavik 26:109	40,600	65,800	1971-75	12/96
Erstavik 26:110	40,800	61,700	1971-75	12/96
Erstavik 26:111	37,600	59,700	1971-75	12/96
Erstavik 26:113	38,900	60,900	1971-75	12/96
Erstavik 26:115	38,900	63,400	1971-75	12/96
Erstavik 26:117	41,500	64,800	1971-75	12/96
Erstavik 26:118	41,200	65,800	1971-75	12/96
Erstavik 26:434	0	6,900	1971-75	12/96
TOTAL SFNAB	716,211	1,135,700

SCHEDULE III
enclosure 2

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Blackebergs Gård 1	41,475	43,300	1902	04/00
Ruddammen 30	0	97,400
Ruddammen 31 (projekt)	0	1,000
Hägern Större 16	244,140	511,000	1990	04/00
Tempelriddareorden 1	17,500	40,000	1964	12/01
Tempelriddareorden 2	12,110	27,600	1964	12/01
Tempelriddareorden 3	32,900	76,100	1964	12/01
Tempelriddareorden 4	26,600	61,400	1964	12/01
Tempelriddareorden 6	12,950	26,100	1964	12/01
Tempelriddareorden 7	32,900	77,500	1964	12/01
Tempelriddareorden 8	16,450	33,900	1964	12/01
Tempelriddareorden 9	19,950	52,100	1964	12/01
Söderbymalm 3:468	177,910	252,000		12/02
Gröna rutan 1	1,750	300	1964	12/01
Skansen 18	0	685,700	1970	09/05
Ekebo 8:2-5, 8:8, Vilunda 6:39	293,700	352,100
Eksätra 1	43,125	55,400
Eksätra 2	26,250	35,100
Högsätra 9	30,750	45,500
Jungruholmen 2	70,500	88,900
Björksätra 1	13,125	18,300
TOTAL SFSAB	1,114,085	2,580,700

SCHEDULE III
enclosure 3

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Haninge Söderbymalm 6:9	15,000	29,800	1955	07/01
Haninge Söderbymalm 6:10	28,000	54,300	1956	07/01
Haninge Söderbymalm 3:328	9,000	22,300	1956	07/01
Haninge Söderbymalm 3:329	10,000	24,000	1956	07/01
Haninge Söderbymalm 3:333	9,000	17,600	1957	07/01
Haninge Söderbymalm 3:372	9,000	25,900	1964	07/01
Haninge Söderbymalm 3:337	49,250	113,000	1964	07/01
Haninge Söderbymalm 9:1	29,000	64,200	1964	07/01
Haninge Söderbymalm 9:2	26,000	63,100	1964	07/01
Haninge Söderbymalm 6:13	10,500	28,300	1964	07/01
Haninge Söderbymalm 6:14	33,750	62,100	1964	07/01
Haninge Söderbymalm 6:15	18,250	35,900	1962	07/01
Haninge Söderbymalm 6:16	6,000	17,100	1962	07/01
Haninge Söderbymalm 7:16	56,500	111,600	1963	07/01
Haninge Söderbymalm 3:395	14,750	29,600	1967	07/01
Haninge Söderbymalm 3:476	45,250	95,000	1985	07/01
Totalt SFHKB	369,250	793,800

SCHEDULE III
enclosure 4

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Höken 56, 57, Malmö	78,370	145,100	1984	2004
Jerusalem 69, 70 Malmö	38,250	60,300	1966	2004
Möllebacken 23, Malmö	81,106	174,200	1983	2004
Stralsund 33, Malmö	90,102	217,400	1974	2004
Björnen 4, Malmö	25,715	42,000	1986	2004
Gabriel 9, Malmö	74,573	145,500	1985	2004
Mården 3, Malmö	56,361	116,300	1988	2004
Axel 33, Malmö	163,307	400,100	1988	2004
Bornholm 6, Malmö	77,337	151,600	1975	2004
Granen 14, Malmö	28,293	50,600	1979	2004
Fretten 11, 13 Malmö	88,167	178,700	1979	2004
Nötskrikan 17, Malmö	43,669	83,600	1900	2004
Jägaren 1, Nöbb. 2:15	0	15,900	1980	2004
Jägaren 2-3	250,000	174,500	1973	2004
Villebrådet 1	0	79,100	1973	2,004
Kilen 18, Lund	0	177,000	1990	2004
Kilen 19, Lund	66,385	90,300	1992	2004
Cedern 17	92,240	68,300	1970	2004
Danzig 22	15,975	25,500	1961	2004
Elefanten 41	91,948	133,000	1989	2004
Hermodsdal 2	21,675	42,500	1963	2004
Lars 4	14,790	22,800	1958	2004
Mjödet 11	75,225	111,600	1968	2004
Stacken 11	21,420	40,400	1960	2004
Vårdkasen 2	11,050	17,400	1968	2004
Hörby Häggenäs 9:62	0	200	Other	2004
Tolered 129:25-26, 35-36, 122:2-3	80,750	261,400	1960	2004
Gårdsten 62:17	153,800	226,700
Järnbrott 117:5-6	282,200	423,400	1962	2004
Kortedala 92:5, 92:8, 93:2	70,550	118,100	1958	2004
Kortedala 105:5	41,752	47,900	1957	2004
Kortedala 105:3 mfl	157,998	226,600	1956	2004
Johanneberg 39:15	140,269	205,500	1981	2004
Backa 7:12 mfl	142,450	211,000	1965	2004
Backa 886:694-695	0	0	Other	2004
Tynnered 27:9	557,600	813,300	1967	2004
Prästhult 1:6	87,872	200	Land	2004
Tolered 157:2, 158:9, 162:2, 163:2	183,600	292,000	1960	2004
Jursta 3:5 och Jursta 3:6	0	30,800	Other	2004

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Jursta 3:6	0	0	Other	2004
Kungsängen 7:6, Uppsala	32,400	61,700	1961	2004
Luthagen 80:1, Uppsala	125,600	252,100	1991	2004
Kvarngärdet 15:1, Uppsala	204,000	33,600	1963	2,004
Kvarngärdet 16:1, Uppsala	0	122,200	1963	2,004
Kvarngärdet 16:2, Uppsala	0	0	1963	2,004
Kvarngärdet 17:1, Uppsala	0	108,700	1963	2,004
Kvarngärdet 17:2, Uppsala	0	0	1963	2,004
Kvarngärdet 18:1, Uppsala	0	44,600	1963	2,004
Kvarngärdet 18:2, Uppsala	0	73,200	1963	2,004
Kvarngärdet 19:1, Uppsala	0	48,300	1963	2,004
Kvarngärdet 19:2, Uppsala	0	0	1963	2,004
Kvarngärdet 19:3, Uppsala	0	0	1963	2,004
Brahehus 1, Malmö	59,450	127,100	1957	2004
Holmen 1, Malmö	116,564	198,300	1982	2004
Martallen 25, Sthlm	8,466	13,400	1931	2004
Martallen 26, Sthlm	7,826	10,200	1932	2005
Källsmora 1:92 (ryttarfastighet)	0	400	1929	2004
Wahrenberg 11	155,200	283,800	1939	2004
Sjukhuset 3	222,510	366,600	1950	2004
Tornet 10	81,940	81,600	1969	2004
Tornet 11	0	19,200	1969	2004
Tornet 12	0	50,200	1969	2004
Vale 9	12,000	25,500	1961	2004
Odinslund 6	70,000	102,000	1925	2004
Dalkarlshugget 2	127,500	283,500	1967	2004
Rosenbrödet 1	0	50,400	1963	2004
Smörrutan 1	26,500	75,100	1964	2004
Wienerbrödet 1	79,500	142,500	1907	2004
Wienerkransen 3, 4	52,105	140,500	1889	2004
Wienerkransen 1	0	40,300	1888	2004
Stativet 4	138,000	232,800	1942	2004
Jakobsberg 2:1164	36,000	44,400	1989	2004
Järvakrogen 2	9,500	13,300	Other	2004
Sikreno 8	6,205	6,600	1924	2004
Stockshem 10	0	89,500	1903	2004
Täckeråker 1:8, 1:9, 2:11	85	0	1991	2004
Täckeråker 2:11, 2:14	36	2,600	Other	2004

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Pylonen 1	0	38,100	1972	2004
Tornet 1	0	37,100	1972	2004
Sfären 1-9, Solna	235,000	340,800	1938	2004
Tvålflingan 5	0	72,000	1973	2004
Tvålflingan 9	0	147,000
Autopiloten 5,9, Stockholm	21,996	20,800	Other	2004
Stockhem 11	76,415	77,800	Other	2004
Wahrenberg 9	83,500	133,600	Other	2004
Wahrenberg 10	49,200	81,000	Other	2004
Sicklaön 360:7	0	10,000
Total SFFAB	5,442,297	9,723,200

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Archimedeslaan	77,966	122,235	1996	03/06
Atoomweg	78,416	101,405	1979	07/02
Brain Park 30	45,489	64,618	1988	05/04
Brain Park 80	13,756	30,740	1989	11/89
Brain Park 120	19,036	41,728	1989	11/89
Breguetlaan	30,706	41,034	1992	04/06
Cessnalaan	37,641	55,581	1997	01/006
Eisenhowerlaan	28,284	41,293	1979	01/02
Haspelslaan	57,488	74,225	1986	07/01
Ottho Heldringstraat	0	0	1990	01/90
Hogehilweg 6	46,906	60,081	1986	07/06
Keizersgracht	16,641	88,658	1750	10/88
Kiotoweg	49,451	69,760	2002	08/02
Koninginnegracht 10	30,315	53,432	1984	06/98
Koninginnegracht 12	41,466	47,305	1984	06/98
Koninginnegracht 13	18,381	43,907	1990	12/97
Koninginnegracht 14	38,325	55,287	1994	09/01
Koninginnegracht 23	30,846	43,361	1971	01/02
Lichtenauerlaan	39,649	60,380	1997	03/04
Max Euwelaan	46,408	61,621	1988	05/04
Markthalle	55,987	56,357	1987	12/87
Nacap	27,861	42,961	1989	07/89
Nacap01	91,098	106,167	1989	11/05
New York, Lijnden	68,468	84,935	2001	12/01
Nieuwezijds Kolk	57,156	75,732	1996	04/05
Park Voorn	52,422	75,365	1989	10/89
Park Voorn 9	19,078	34,324	1989	02/06
Paviljoensgracht	60,715	82,034	1981	12/99
San Francisco, Lijnden	0	3,079	2002	03/02
Scheveningseweg	36,990	56,604	1988	04/04
Schipolweg	52,528	85,993	1986	12/02
Stadhouderskade	69,202	235,907	1928	10/96
Rooseveltweg	33,805	57,686	1995	06/03
Rooseveltweg 11	48,533	65,653	2002	08/06
Veraartlaan	23,381	28,866	1978	08/99

SCHEDULE III
enclosure 6

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Volmerlaan	44,742	38,718	1978	02/90
Westblaak	46,143	102,332	1976	12/06
Wilhelminalaan	39,583	119,271	1979	05/97
Zeestraat	46,996	53,424	1982	10/00
Prop general	1,044,648
Total SRBV	2,666,506	2,562,058

SCHEDULE III
enclosure 6

Property and Accumulated Depreciation
December 31, 2008

		Market	Date of	Date
Description	Encumbrances	Value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Hogehilweg	54,750	77,273	1986	09/05
Rue Brasseur, Luxemburg	192,271	290,070	1992	04/92
Sophia Antipolis, Nice	17,374	31,503	1989	03/90
Subbelratherstrasse, Köln		0
Mundelheimerw, Duesseldorf		0
Schiessstrasse, Duesseldorf	72,502	74,046	1990	06/89
WTC Sophia Antipolis	112,934	195,787	1990	12/00
Font de’l orme	35,807	61,292	1989	09/03
Les Deux Arcs	112,785	170,802	2003	12/04
Marco Polo	213,525	322,689	2003	12/06
Ecolucioles	114,975	146,419
Hungary		82,125

Total SPBV	872,173	1,452,005

EUR
Hogehilweg	5,000,000	7,056,889	1986	09/05
Rue Brasseur, Luxemburg	17,559,025	26,490,455	1992	12/94
Sophia Antipolis, Nice	1,586,643	2,877,000	1989	12/94
Schiessstrasse, Duesseldorf	6,621,198	6,762,205	1984	12/94
WTC Sophia Antipolis	10,313,596	17,880,070	1990	12/00
Font de’l orme	3,270,000	5,597,429	1989	09/03
Les Deux Arcs	10,300,000	15,598,358	2003	12/04
Marco Polo	19,500,000	29,469,279	2003	12/06
Ecolucioles	10,500,000	13,371,557
Hungary		7,500,000

Total SPBV, EUR	84,650,462	132,603,242

SCHEDULE III
enclosure 7

Property and Accumulation Depreciation
December 31, 2008

		Initial cost	Costs		Accumulated	Net book	Date of	Date
Description	Encumbrances	to company	capitalised	Total	Depreciation	value	construction	acquired
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK

Hotel Fredrikshavn	83121	336,379		336,379	(224,423)	111,956
Hotel Grenå		0		0	0	0
Other buildings, Denmark		96,596	–295	96,301	(83,971)	12,330
Old House Point		572	109,925	110,497	0	110,497
						0
Hook of Holland		66,915	51,915	118,830	(48,180)	70,650
Port of Helsingborg		57,579		57,579	(51,842)	5,737
Port of Gothenburg		36,608		36,608	(21,700)	14,908
Re-classification		2,033		2,033	(2,033)	0
Total Stena Line	83,121	596,682	161,545	758,227	(432,148)	326,079

SCHEDULE III
enclosure 8

Property and Accumulated Depreciation
December 31, 2008

		Initial cost	Costs		Accumulated	Net book	Date of	Date
Description	Encumbrances	to company	capitalised	Total	Depreciation	value	construction	acquired
		Buildings and
Property data	(Mortgages)	land	Improvements
	TSEK
						TSEK

Göteborg Backa 170:2	29,400	27,193	156	27,349	(3,723)	23,626		2001-06
Strand Norum 33:4	8,250	12,503	0	12,503	(1,232)	11,271		2004-01
Borås Ryda 9:13	600	2,540	0	2,540	(350)	2,190
Vänersborg Galeasen 1	4,000	6,665	0	6,665	(1,533)	5,132		1995-01
Umeå Tolvmansgården 4	5,250	7,417	163	7,580	(456)	7,124		2006-09
Stockholm Bromma Hjässan 18	18,900	26,784	772	27,556	(436)	27,120	2008-12	2007-11
Stockholm Nacka Sicklaön 349:5	12,600	18,497	1,905	20,402	(352)	20,050	2009-01
Mölnlycke Solsten 1:153	21,000	5,303	30,324	35,627	(235)	35,392	2009-08
Linköping Glaset 2	0	0	10,191	10,191	0	10,191		2008-12
Stockholm Lidingö 3:390 (ofri grund)	0	1,455	1,265	2,720	(139)	2,581		2008-09
Arendal Rud 2:6 (ofri grund, pantsatt arrendekontrakt)	0	8,688	0	8,688	(1,561)	7,127		1999-01
Uppsala Valsätra 1:12 (ofri grund, pantsatt arrendekontrakt)	0	16,303	0	16,303	(1,446)	14,857		2005-06
Investment in rented property	0	18,002	714	18,716	(562)	18,154
Total S-Invest	100,000	151,350	45,490	196,840	(12,025)	184,815
Envac	0	693		693	(404)	289
Balingslöv	101,351	0	408,039	408,039	(107,397)	300,642
Total Other	101,351	693	408,039	408,732	(107,801)	300,931
Total Adactum	201,351	152,043	453,529	605,572	(119,826)	485,746

SCHEDULE III
enclosure 9