Form 20-F
period 2009-12-31
STENA AB
filed 2010-04-30
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

50,000 ordinary shares, par value SEK 100 per share
(as of December 31, 2009)

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

Unless otherwise indicated, all references in this Annual Report to “we”, “us”, “our”, and similar terms, as well as references to the “Company” and “Stena” refer to Stena AB (publ) (“Stena AB”) and its subsidiaries. The term “Stena Sphere” refers to Stena AB, together with Stena Sessan AB (“Sessan”), Stena Metall AB (“Stena Metall”) and Concordia Maritime AB (publ) (“Concordia”), which is 52% owned by Sessan.

Forward-looking Information

This Annual Report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by the use of forward-looking terminology including terms such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	changes in general economic and business conditions;

•	changes in laws and regulations;

•	changes in currency exchange rates and interest rates;

•	risks incident to vessel operations, including discharge of pollutants;

•	introduction of competing services or products by other companies;

•	changes in trading or travel patterns;

•	increases in costs of operations or the inability to meet efficiency or cost reduction objectives;

•	changes in our business strategy; and

•	other risk factors listed in this Annual Report and in our reports filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Annual Report to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the heading “Risk factors” in this Annual Report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

The following selected consolidated financial information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2009 has been derived from the audited financial statements. The financial statements for the years 2005 and 2006 were prepared in accordance with accounting principles generally accepted in Sweden which were reconciled to generally accepted accounting standards in the United States. The financial statements for the years 2007, 2008 and 2009 were prepared in accordance with International Financial Reporting Standards (“IFRS”), including statements from the International Financial Reporting Interpretations Committee (“IFRIC”), as issued by the International Accounting Standards Board (“IASB”), which are applied as from January 1, 2007. See Note 1 for more information. The Consolidated Financial Statements are prepared in accordance with IFRS as adopted by the IASB.

Currency of Presentation

Stena AB maintains its consolidated financial accounts in Swedish kronor. In this Annual Report, references to “SEK” are to Swedish kronor, references to “U.S. dollars”, “dollars”, “USD”, “U.S.$” or “$” are to U.S. dollars, references to “EUR,” “€” and “euro” are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on the European Union, references to “GBP”, “British pounds” or “£” are to Pound sterling, and references to “DKK” are to Danish kronor. Our financial reports are presented in SEK, which is the functional currency of the Company. Unless otherwise indicated, all amounts are rounded to the nearest million. Figures in the reports are based on a consolidation system in SEK thousands. Totals in tables may not always equal the sum of the included rounded numbers as a result of rounding. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of Swedish kronor into U.S. dollars have been made at $1.00 = SEK 7.1890, the noon buying rate as certified for customs purposes by the United States Federal Reserve (the “Noon Buying Rate”) on December 31, 2009. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2009. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

GLOSSARY

The following are abbreviations and definitions of certain terms commonly used in the shipping industry and this Annual Report.

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

Conventional, day and night ferries.  Ferries designed to transport a combination of cars, trucks, freight trailers and passengers. A conventional ferry is available in two different designs: the day ferry and the night ferry. Night ferries also provide cabin accommodation for passengers.

DnV.  Norwegian ship classification society.

DrillMAX.  Sixth generation, high specification, ultra-deepwater drillships, designed by Stena for worldwide operations, including in harsh environments.

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

Drydock.  A large basin where fresh/sea water is pumped out after a ship docks in order to carry out cleaning and repairing of those parts of a vessel that are below the water line.

Dwt.  Deadweight tonne. A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tonnes of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

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

Pool.  A cooperation between two or more parties whereby each party supplies its vessels to the pool and the revenues from the pool are split between the pool members in proportion to the number and characteristics of tankers each delivered to the pool.

Product tankers.  Vessels designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals. The tanks are coated, this being a requirement for some of the products carried, and the ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Roll-on/Roll-off vessels.  Vessels designed to permit trucks, freight trailers, buses, cars, and, to a certain extent, containers on chassis to drive directly onto and off the vessel, which include RoRo vessels and RoPax vessels.

RoRo vessels.  Vessels designed primarily to transport freight trailers and a limited number of passengers.

RoPax vessels.  Vessels designed to transport trucks, freight trailers, buses and cars, which also provide cabin accommodations for passengers. RoPax vessels are flexible and can adapt their capacity in line with seasonal variations in freight and passenger traffic.

Scrapping.  The disposal of old vessel tonnage by way of sale as scrap metal.

Semi-submersible rig.  Floating platforms that, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the lower hulls, or pontoons, is below the water surface during drilling operations. These rigs maintain their position over the well through the use of an anchoring system or through dynamic positioning. Semi-submersible rigs are divided into six generations, which are determined by rig design and the year of delivery of the units. Generally, first generation drilling rigs are drilling rigs that were delivered before 1973, second generation drilling rigs are drilling rigs that were delivered or upgraded between 1973 and 1981, third generation drilling rigs are drilling rigs that were delivered or upgraded between 1982 and 1985, fourth generation drilling rigs are drilling rigs that were delivered or upgraded between 1986 and 1996, fifth generation drilling rigs are drilling rigs that were delivered or upgraded between 1997 and 2005 and sixth generation drilling rigs are drilling rigs that have been delivered or upgraded since 2006.

Senior Notes.  Collectively, the Senior Notes due 2013, the Senior Notes due 2016, the Senior Notes due 2017, the Senior Notes due 2019 and the Senior Notes due 2020.

Senior Notes due 2013.  Our 7.500% Senior Notes due 2013.

Senior Notes due 2016.  Our 7.000% Senior Notes due 2016.

Senior Notes due 2017.  Our 6.125% Senior Notes due 2017.

Senior Notes due 2019.  Our 5.875% Senior Notes due 2019.

Senior Notes due 2020.  Our 7.875% Senior Notes due 2020.

Service speed.  The average maximum speed a vessel can reach when utilized on a daily basis.

Shuttle tankers.  Tankers, usually with special fittings for mooring, that lift oil from offshore fields and transports it to a shore side storage or refinery terminal on repeated trips.

Special purpose entities (SPEs).  Our investments in companies whose purpose is to make investments, primarily in high yield securities and corporate bank loans.

Spot market.  The market for immediate chartering of a vessel, usually on voyage charters.

Suezmax tanker.  Tankers ranging in size from 120,000 dwt to 165,000 dwt.

Superferry.  RoPax vessel designed with 5,500 lane meters.

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

VLCC.  Very large crude carrier — a tanker of 200,000 dwt to 320,000 dwt.

SELECTED FINANCIAL DATA

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2009
	SEK	SEK	SEK	USD(1)
	(in millions)

CONSOLIDATED GROUP

INCOME STATEMENT DATA:
Total income	22,402	26,472	27,812	3,868
Direct operating expenses	(14,085)	(16,679)	(17,188)	(2,390)
Selling and administrative expenses	(2,177)	(2,920)	(3,207)	(446)
Depreciation and amortization	(1,680)	(2,501)	(3,415)	(475)
Total operating expenses	(17,942)	(22,100)	(23,810)	(3,311)
Income from operations	4,460	4,372	4,002	557
Share of associated companies’ result	(61)	(80)	24	3
Interest income	919	957	685	95
Interest expense	(1,739)	(2,260)	(1,864)	(259)
Other financial items(2)	882	(1,611)	(503)	(70)
Income before taxes	4,461	1,378	2,344	326
Net income	3,829	1,745	2,364	329

BALANCE SHEET DATA
Cash and marketable securities(3)	11,562	9,174	7,088	987
Investments in SPEs(4)	9,251	9,973	8,174	1,137
Total assets	81,524	97,369	92,205	12,826
Debt in SPEs(4)	8,021	9,492	8,249	1,147
Other debt(5)	32,731	45,490	41,898	5,828
Shareholders’ equity	26,386	27,454	29,183	4,059

OTHER FINANCIAL DATA
Capital expenditures	(8,368)	(9,696)	(9,230)	(1,283)
Cash dividends paid	(550)	(390)	(190)	(26)
Cash flow from operating activities	4,586	5,381	7,084	986
Cash flow used in investing activities	(12,862)	(7,397)	(6,456)	(898)
Cash flow from financing activities	8,064	2,714	(907)	(126)

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1890, the Noon Buying Rate on December 31, 2009.

(2)	Other financial items refer to financial income (expense), including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).

(3)	Cash and marketable securities consist of cash and cash equivalents, short-term investments and marketable securities.

(4)	As of December 31, 2009, we had invested in four SPEs.

(5)	Other debt includes Senior Notes, short-term interest bearing debt, long-term interest bearing debt and capitalized lease obligations, current and non-current.

Restricted Group Data as of December 31, 2009

For the year ended December 31, 2009, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside the Company’s traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l., Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, these subsidiaries, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l., Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

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

In March 2010, we completed an offering of €200 million of Senior Notes due 2020. Also in March 2010, we sent a redemption notice to the holders of our Senior Notes due 2013, whereby all outstanding notes in the aggregate of $153 million are redeemed in April 2010 at a price of 102.5%.

SELECTED RESTRICTED GROUP FINANCIAL DATA

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2009
	SEK	SEK	SEK	USD(1)
	(in millions)

RESTRICTED GROUP

INCOME STATEMENT DATA :
Revenues from operations	17,550	20,617	20,810	2,894
Net gain on sale of vessel	253	203	149	21
Total revenues	17,803	20,820	20,959	2,915
Direct operating expenses	(11,547)	(13,083)	(12,912)	(1,797)
Selling and administrative expenses	(1,773)	(2,109)	(2,068)	(288)
Depreciation and amortization	(1,645)	(2,376)	(3,195)	(444)
Total operating expenses	(14,966)	(17,568)	(18,175)	(2,529)
Income from operations	2,838	3,252	2,784	386
Interest income	543	474	265	37
Interest expense	(643)	(887)	(1,032)	(144)
Other financial items(2)	(237)	206	20	3
Total financial income and expense	(337)	(207)	(747)	(104)
Minority interest	(2)	(3)	0	0
Income before taxes	2,499	3,042	2,037	282
Net income	2,077	3,010	2,151	298

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1890, the Noon Buying Rate on December 31, 2009.

(2)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).

	AS OF DECEMBER 31,
	2007	2008	2009	2009
	SEK	SEK	SEK	USD(1)
	(in millions)

RESTRICTED GROUP

BALANCE SHEET DATA:
Intangible fixed assets	177	398	300	42
Tangible fixed assets	22,744	33,541	35,619	4,954
Marketable securities	610	885	548	76
Other noncurrent assets	13,936	13,654	11,635	1,619

Total noncurrent assets	37,467	48,478	48,102	6,691

Short-term investments	2,559	3,618	2,487	346
Cash and cash equivalents	505	917	568	79
Other current assets	7,200	9,716	6,380	888

Total current assets	10,264	14,251	9,435	1,313

Total assets	47,731	62,729	57,537	8,004

Total shareholders’ equity	19,599	23,672	23,331	3,245
Deferred income taxes	1,400	778	857	119
Other provisions	4,149	3,140	2,934	408

Long-term debt	17,003	27,225	25,380	3,531
Other noncurrent liabilities	828	2,591	—	—

Total noncurrent liabilities	17,831	29,816	29,171	4,058

Short-term debt	1,115	972	1,989	277
Other current liabilities	3,637	4,350	3,046	424

Total current liabilities	4,752	5,322	5,035	701

Total shareholders’ equity and liabilities	47,731	62,729	57,537	8,004

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1890, the Noon Buying Rate on December 31, 2009.

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2009
	SEK	SEK	SEK	USD(1)
	(in millions)

RESTRICTED GROUP

CONSOLIDATED STATEMENT OF CASH FLOW:
Net income	2,077	3,010	2,151	298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,645	2,376	3,195	444
Loss on sale of property, vessels and equipment	(253)	(203)	(148)	(21)
(Gain)/loss on securities, net	58	(180)	(380)	(53)
Unrealized foreign exchange (gains) losses	(149)	(125)	352	49
Deferred income taxes	335	(164)	(218)	(30)
Minority interest	3	3	—	—
Other non cash items	65	(165)	346	48
Provision for pensions	(221)	(235)	(198)	(28)
Net cash flows from trading securities	(699)	994	(107)	(15)
Changes in working capital	1,377	(185)	571	80

Net cash provided by operating activities	4,238	5,126	5,564	772

Net cash flows from investing activities:
Purchase of intangible assets	(37)	(44)	(38)	(5)
Cash proceeds from sale of property, vessels and equipment	821	692	249	35
Capital expenditure on property, vessels and equipment	(7,299)	(7,878)	(7,764)	(1,080)
Purchase of subsidiary net of cash acquired	—	(53)	—	—
Proceeds from sale of securities	95	691	704	98
Purchase of securities	(233)	(1,448)	(70)	(10)
Increase of non-current assets	(38)	(589)	(14)	(2)
Decrease of non-current assets	10	424	177	25
Other investing activities	(18)	(990)	(44)	(6)

Net cash used in investing activities	(6,699)	(9,195)	(6,800)	(945)

Net cash flows from financing activities:
Proceeds from issuance of debt	6,915	6,418	4,079	567
Principal payments on debt	(2,352)	(1,093)	(721)	(100)
Net change in borrowings on line-of-credit agreements	440	120	(3,888)	(541)
Proceeds from new capitalized lease obligations	—	46	1	0
Principal payments capital lease obligations	(38)	(686)	(184)	(26)
Net change in restricted cash accounts	(692)	(1,922)	1,003	140
Intercompany accounts	(1,123)	1,353	532	74
Dividends paid	(550)	(390)	(190)	(26)
Other financing activities	(313)	618	235	33

Net cash provided by financing activities	2,287	4,464	867	121

Effect of exchange rate changes on cash and cash equivalents	22	17	20	3

Net change in cash and cash equivalents	(152)	412	(349)	(49)

Cash and cash equivalents at beginning of year	657	505	917	128

Cash and cash equivalents at end of year	505	917	568	79

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1890, the Noon Buying Rate on December 31, 2009.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and US dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per US $1.00. The following table sets forth, for the years and months indicated, certain information concerning the exchange rates between Swedish kronor and U.S. dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per $1.00.

				Period
Year	Average(1)	High	Low	end

2005	7.5200	8.2434	6.6855	7.9370
2006	7.3098	7.9656	6.7674	6.8342
2007	6.7575	7.1060	6.2356	6.4568
2008	6.5935	8.4858	5.8346	7.8770
2009	7.6520	9.3294	6.7491	7.1890

				Period
Month	Average(2)	High	Low	end

October, 2009	6.9576	7.0988	6.7491	7.0352
November, 2009	6.9372	7.1843	6.7655	6.9513
December, 2009	7.1415	7.361	6.7786	7.1890
January, 2010	7.1534	7.3852	7.0217	7.3852
February, 2010	7.2823	7.5200	7.0835	7.1079
March, 2010	7.1607	7.2980	7.0262	7.2613

(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

(2)	Represents the average of the daily Noon Buying Rates during the relevant period.

On April 26, 2010, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 7.1846.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2009, we had outstanding consolidated indebtedness (excluding SPEs) of SEK 41.9 billion, of which SEK 15.6 billion was the obligation of unrestricted subsidiaries (as defined in the indentures governing our indebtedness). Our total interest bearing debt (excluding SPEs) as a percentage of our total capitalization (excluding SPEs) was approximately 56%. For the Restricted Group, the total interest bearing debt as a percentage of total capitalization was approximately 52%.

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

Subject to compliance with various financial and other covenants imposed by our revolving credit facilities, the agreements governing our other indebtedness and the indentures governing our Senior Notes, we and our subsidiaries may incur additional indebtedness from time to time, including indebtedness to finance the purchase or completion of newbuildings and other vessels. As of March 31, 2010, the remaining cost for two Superferries we ordered from a shipyard in Germany in November 2006 was approximately €190 million, the remaining cost for the two RoPaxes we ordered from a shipyard in Korea in August 2007 was approximately €145 million, the remaining cost for the DrillMAX ICE drillship we ordered from a shipyard in Korea in April 2008, fully equipped, was approximately $900 million and the remaining cost for two Suezmax tankers we ordered from a shipyard in Korea in December 2009 was approximately $125 million.

Although certain of our indebtedness bears a fixed rate of interest, certain other of our indebtedness bears interest at rates that fluctuate with prevailing interest rates. As a result, our interest expense under such facilities could increase. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates, which could increase. We currently hedge a portion of our interest rate exposure. However, there can be no assurance that our floating rate debt will be effectively hedged or that we will continue such hedging.

Our incurrence of additional debt could further increase the risks described in this Annual Report and could result in a material adverse effect on our business, financial condition and results of operations and our ability to satisfy our obligations under the Senior Notes.

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

Our revolving credit facilities, the indentures governing certain of our Senior Notes and the instruments governing certain of our other indebtedness contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and to take advantage of business opportunities as they arise.

These covenants include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

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

In addition, our revolving credit facilities and other loans require us to maintain a number of financial ratios. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under our credit facilities and these other loans would be in default and could be accelerated by our lenders, which could result in an event of default under the indentures governing our Senior Notes and the instruments governing our other indebtedness. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our Senior Notes and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Since Stena AB is a holding company, repayment of our indebtedness is dependent on cash flow generated by our subsidiaries.

Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The indenture governing our Senior Notes due 2016 contains covenants that restrict the ability of our subsidiaries to enter into agreements limiting distributions and transfers, including dividends; the indentures governing our Senior Notes due 2017, 2019 and 2020 do not contain these covenants. However, our real estate operations and certain of our investment activities are conducted through unrestricted subsidiaries that are not bound by restrictive provisions of these indentures and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under our Senior Notes.

We conduct our real estate operations and certain investment activities through subsidiaries that are not subject to certain restrictive provisions in our indentures.

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the indentures governing our Senior Notes, the subsidiaries that conduct our real estate operations (other than two small properties) and the subsidiaries that conduct a large portion of our investment activities are designated as unrestricted subsidiaries. As a result, these unrestricted subsidiaries are not bound by the restrictive provisions of our indentures. As of December 31, 2009, these unrestricted subsidiaries had outstanding indebtedness (including SPEs) of approximately SEK 23.9 billion, all of which was non-recourse to Stena AB and its restricted subsidiaries. Such debt of the real estate subsidiaries is secured by their real property interests, the debt of Adactum is secured by its investments in listed and unlisted shares, and the credit facility of Stena Royal is secured by its medium and long-term investment portfolios. Neither we nor any of our restricted subsidiaries have guaranteed payment of any of this indebtedness. There is no limitation in the indentures governing our Senior Notes on the amount of indebtedness our unrestricted subsidiaries may incur in the future. The indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of the bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate the assets and debts of us and our restricted subsidiaries with those of the unrestricted subsidiaries.

The indenture governing our Senior Notes due 2016 contains certain limitations on our ability to make investments in unrestricted subsidiaries. As a result of these limitations, we may be unable to finance our real estate operations or our other businesses conducted through unrestricted subsidiaries in the event that these businesses require capital. Such businesses may not be able to obtain alternate sources of financing on reasonable terms or at all, particularly as any debt financing must be non-recourse to Stena AB.

In addition, because restrictions in the indenture governing our Senior Notes due 2016 prohibiting, subject to certain limitations, the creation of limitations on the ability of our subsidiaries to pay dividends do not apply to the unrestricted subsidiaries and because our real estate investments are subject to significant indebtedness, there can be no assurance that the cash flows or assets of the unrestricted subsidiaries will be available to us to pay our obligations under any of our indebtedness. All our indentures also provide for designating other of our subsidiaries as unrestricted subsidiaries. The indentures governing our other Senior Notes do not contain any prohibitions on the creation of limitations on the ability of our subsidiaries to pay dividends.

The ferry industry is highly competitive in areas where we operate.

We compete with other ferry operators and forms of transportation, including airlines, other freight carriers and fixed links such as bridges and tunnels. In particular, competition from low cost airlines has increased. Some of these other forms of transportation are faster and/or less expensive or may be more convenient than ferry service. Competition with other ferry operators is based on the location of routes, rates charged, quality and reliability of vessels and onshore and onboard services provided. The principal effect of this competition is to affect our volumes and limit our ability to increase prices. Some of our competitors may have greater financial resources than us, be owned by governments or benefit from government subsidies. As a result, such competitors may be able to withstand price competition and price volatility better than we are.

Rising fuel prices will adversely affect the profitability of our ferry operations.

Fuel represents a significant cost incurred by us in the operation of our fleet. Fuel prices increased substantially in 2007 and in the first half of 2008 after which they declined. In 2009, fuel prices increased again and continued to be volatile. In addition, HSS vessels consume significantly more fuel than conventional ferries. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical and regulatory developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further or sustained increases in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects.

We seek to reduce our exposure to adverse changes in fuel prices by entering into hedging transactions. We primarily use swaps and options to hedge our exposure to variations in the price of fuel. However, there can be no assurance that such hedging activities will be successful, and generally our bunker fuel requirements are not fully hedged. Increases in fuel prices resulted in a decline in the profitability of operating one of our three HSS 1500 vessels on its route. We took this vessel out of service in January 2007, and it was later sold.

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

The offshore drilling rig market is highly competitive. All our drilling units are currently contracted, with expiration dates ranging from the fourth quarter of 2010 to 2014. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes. No assurances can be given with respect to future demand for such rigs or the prices at which they may be contracted after the existing contracts expire. In particular, we may not be able to secure a contract with respect to our newbuilding on order, Stena DrillMAX ICE, at all, at a price we deem acceptable or without delay after delivery.

Drilling contracts generally are awarded on a competitive bid basis with price competition as the primary factor. Some oil companies are seeking to negotiate contracts with a lower day rate and an incentive payment payable only upon achieving specified operating goals. In these cases, in the event of rig equipment failures or if we do not achieve the stated goals, our revenues will be lower. However, contracts for drilling projects are increasingly being negotiated directly between an oil company and its preferred contractor, with suitability of equipment, quality of service, safety and price being significant factors in awarding the contract. We cannot predict the timing or extent of any changes in the industry or the future level of demand for our drilling rigs.

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

In the case of our RoRo and RoPax vessels, a substantial portion of our vessel utilization has been through long-term charters. For the five years ended December 31, 2009, the RoRo and RoPax vessels have averaged a utilization rate of approximately 98%. As of March 31, 2010, all of the vessels in our Roll-on/Roll-off fleet were under charter, with expiration dates ranging from the fourth quarter of 2010 to 2013. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2009, our drilling rig utilization rate has averaged approximately 91%. All our drilling units are currently contracted with expiration dates ranging from the fourth quarter of 2010 to 2014. There can be no assurance that we will be able to enter into future rig charter contracts after our current contracts expire. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations. We expect a significant number of new drilling rigs to be delivered in the industry in the coming years, which could have a negative effect on charter rates.

For the five years ended December 31, 2009, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged approximately 99%. Although we have long-term time charters in place for seven of our ten owned and finance leased tankers (including five tankers in which we have a 50% ownership interest), 19 of our 21 chartered in tankers were trading on the spot market as of March 31, 2010. There can be no assurance that rates on the spot market will not further decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The time charters for our two finance leased tankers expire in 2011 and 2013. We expect a significant number of new tankers to be delivered in the industry in the coming years, which could have a negative effect on charter rates. In particular, we may not be able to secure a contract with respect to our two Suezmax tankers on order at all, at a price we deem acceptable or without delay after delivery.

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

The length and severity of the current economic downturn and the uncertainty caused by the global credit and liquidity crisis have adversely affected demand for some of our products and services. A continuing economic downturn could result in, among other things, a further or continued decline in freight and passenger volumes in our ferry operations, demand and charter rates for our drilling, tanker and Roll-on/Roll-off vessel fleets and demand for the products of the subsidiaries of Adactum. In addition, a continuing economic downturn could adversely affect our financial investments. A lasting downturn in the economy may have a material adverse impact on our business, financial condition and results of operations.

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

We are subject to risks pertaining to the Middle East conflict. The tankers owned, chartered in or managed by us trade from time to time in the Arabian Gulf. In the past, political and armed conflicts in this region have included attacks on tankers and other efforts to disrupt shipping in this area. Future political instability or future hostilities in this region could adversely impact our tanker operations. These circumstances may materially adversely affect our trade patterns, operations and results of operations.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks occur in areas where our vessels are deployed and which are characterized by insurers as war risk zones (as the Gulf of Aden temporarily was in May 2008) or Joint War Committee (JWC) war and strikes listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs for employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our operations. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

We have potential conflicts of interest with our owners that may adversely affect us.

Our owners own other companies and have other business interests. In the past, certain of these companies have engaged in the same business as or in businesses similar to those conducted by us. In the future, due to the availability of funds, restrictions contained in debt or other instruments or for other reasons, our owners may allocate a particular business opportunity, such as the acquisition of a vessel or drilling rig or the construction of a new vessel, to such other companies. In addition, our owners may make these investments or engage in these businesses directly. As a result, we would not receive any cash flow or income generated by the investment, and such activities by our owners may result in these other companies or our owners directly competing with us.

An inability to attract or retain qualified crew members, or a loss of key members of our management team, could materially adversely affect our revenues, results of operations and prospects.

There is a limited supply of qualified crew members for our vessels and rigs. If we are unable to attract and retain sufficient qualified crew, our operations could be adversely affected.

In addition, we rely, and expect to continue to rely, upon Dan Sten Olsson, our Chief Executive Officer, and other key employees and officers for the successful pursuit of our activities. The loss of any of their services could have an adverse effect on our operations.

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

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally U.S. dollars, British pounds, Euros and Norwegian kroner. In particular, we incur significant expenses in U.S. dollars for fuel and for expenses in our tanker and offshore drilling operations, and as of December 31, 2009, approximately SEK 15 billion of our debt was denominated in U.S. dollars, excluding the debt of our SPEs. Fluctuations in the exchange rates between the U.S. dollar and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our U.S. dollar-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results, as reported in Swedish kronor, in the past have been and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful, and foreign exchange fluctuations may have a material adverse effect on our financial results and/or our operating margins.

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

Although we seek to reduce the risk of non-performance by counterparties by maintaining a policy of entering into such arrangements only with highly rated institutions, one or more of our counterparties could default and this default could have an adverse effect on our results of operations.

We maintain an investment portfolio of equity and debt securities, and market fluctuations may have a material effect on our financial position and our financial results.

As of December 31, 2009, the fair value of our marketable securities and short-term investments (including restricted cash of SEK 3.3 billion) amounted to SEK 5.9 billion, as compared to SEK 7.7 billion (including restricted cash of SEK 4.7 billion) as of December 31, 2008. Our investments in equities include both publicly traded and private companies. The debt securities currently held by us are primarily floating rate notes and high yield corporate bonds. We have also invested in SPEs, which we consolidate, whose purpose is to make investments, primarily in high yield securities and bank loans. As of December 31, 2009, we had investments in four SPEs whose total assets amounted to SEK 8.2 billion, which were financed in part by U.S. dollar-denominated notes issued by the SPEs in an aggregate amount of SEK 8.2 billion (which is non-recourse to Stena AB). We seek to maintain a diversified investment portfolio to balance our exposure to various risks. However, investments are subject to various risks and fluctuations and are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

We have less experience in evaluating and managing new investments Adactum may make than investments in our traditional lines of business.

Through Adactum, one of our unrestricted subsidiaries, we make long-term active investments in listed and private companies engaged in businesses outside of our traditional lines of business. We have less experience in evaluating new investments Adactum may make than in evaluating new investments in our traditional lines of business. In addition, these businesses are often subject to different risks than the risks associated with our traditional lines of business. While we seek to make investments in businesses which we believe have sufficient management expertise to respond to changes in market conditions and other events and developments, we may not be able to respond effectively to developments and changes in these businesses and the markets in which they operate.

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

The shipping industry in general, and our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include, but are not limited to:

•	the United States Oil Pollution Act of 1990 (“OPA ’90”) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

•	the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) which applies to discharge of hazardous substances (other than oil), whether on land or at sea. CERCLA applies to owners and operators of vessels and provides for cleanup, removal and natural resource damages. CERCLA’s liability regime is similar to that of OPA ’90;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the protocol of 1992 (“CLC”) entered into by certain countries (other than the United States) relating to strict liability and limitation of liability of the shipowner for pollution damage caused by the discharge of persistent oil;

•	International Convention for the Prevention of Pollution from Ships of 1973 and Protocol 1978 (“MARPOL 73/78”) with respect to strict technical and operational requirements for tankers, including an enhanced inspection regime and the requirement that all new tankers have to be built with double hulls;

•	Annex VI of MARPOL entered into force in May 2005 and revised in October 2008 regarding the reduction of harmful emissions from ships;

•	International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“IMO 2004”);

•	the International Maritime Organization International Convention for the Safety of Life at Sea (“SOLAS”) of 1974 with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft, such as the HSS ferries, as well as recently adopted mandatory security provisions for ships engaged in international voyages and mandatory compliance with the new International Ship and Port Facility Security Code (ISPS code) and the International Safety Management (ISM) Code, which sets out guidelines for the safe operation of ships;

•	the International Convention on Load Lines of 1966 (“ICLL”) with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages;

•	the International Convention Relating to the Carriage of Passengers and their Luggage by Sea (the “Athens Convention”), relating to the limits of liability of carriers, which has introduced a strict liability regime with limited defenses; and

•	the United States Maritime Transportation Security Act of 2002 (“MTSA”) with respect to vessel security.

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

Additional laws and regulations, both international and national, may be adopted as a result of oil spills and heightened security concerns, which could limit our ability to do business or increase our cost of doing business and have a material adverse effect on our operations. In addition, we are required by various governmental and regulatory agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our vessels may be subject to requisition by the government of the flag flown by the vessel without any guarantee of compensation for lost profits.

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

History and Development of the Company

Stena AB was incorporated as a stock corporation of limited liability in 1897 under the laws of the Kingdom of Sweden and governed by the Swedish Company Act. Stena AB was acquired by the Sten A. Olsson family in 1967 to serve as a holding company for certain of the Olsson family’s businesses. Our principal corporate offices are located at Masthuggskajen, SE-405 19 Gothenburg, Sweden and our telephone number at that address is +46-31-855000.

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

We, together with Sessan and Stena Metall, which are also owned by Dan Sten Olsson and other members of the Sten A. Olsson family, and Concordia Maritime AB, which is 52% owned by Sessan, comprise the “Stena Sphere” of companies. The Stena Sphere of companies is engaged in shipping, ferry operations, offshore drilling, metal and paper recycling, sales of bunker fuel, real estate, financial activities and industrial operations.

We own and operate one of the world’s largest international passenger and freight ferry services and own, charter in and out, and operate drilling rigs, crude oil and petroleum product tankers and Roll-on/Roll-off vessels. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. We also invest in other businesses not related to our traditional lines of business. For the year ended December 31, 2009, we generated revenues of SEK 27.8 billion including net gain on sale of tangible fixed assets of SEK 179 million and net valuation of investment properties of SEK (301) million. Cash flows from operating activities for the same period were SEK 7.1 billion.

Since January 1, 2007, our principal capital expenditures and divestitures have consisted of the purchase and sale of vessels and the purchase and sale of real estate. From January 1, 2007 through December 31, 2009, we have invested approximately SEK 18.6 billion for the purchase of vessels and SEK 2.0 billion for the purchase of real estate. During the same period, we have sold vessels for total consideration of SEK 1.7 billion and real estate for total consideration of SEK 1.4 billion. As of the date of this Annual Report, April 30, 2010, our capital expenditures in progress consist of one drillship under construction in Korea, two Superferries under construction in Germany, two RoPax vessels under construction in Korea, two Suezmax tankers under construction in Korea and one port under construction in Scotland. We expect that the substantial portion of the purchase price of our newbuildings will be financed by the existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Business Overview

Ferry Operations

We currently operate 18 routes with a fleet of 35 vessels in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland under the “Stena Line”, “Scandlines” and “HH-Ferries” brand names. Our ferry operations generate revenues from: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consist primarily of cabin occupancy, retail sales, restaurants, bars, arcades, gaming and, on our Norway-Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2009, we carried a total of 11.3 million passengers, 2.5 million private cars and 1.4 million freight units on our routes. For the financial year ended December 31, 2009, our ferry operations generated revenues of SEK 9.6 billion and generated operating income of SEK 445 million, including depreciation and amortization expense of SEK 1.1 billion. For the year ended December 31, 2009, ferry operation revenues were generated from travel revenues (39%), onboard sales (19%) and freight/other (42%).

Pursuant to a tax subsidy system in Sweden, our ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work onboard Swedish-flagged vessels. The amount of this subsidy was SEK 390 million for the financial year ended December 31, 2009.

Business Activities

We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue for each of our business areas for the three years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31
(SEK in millions)	2007	2008	2009

Travel	3,372	3,661	3,726
Onboard sales	1,849	1,837	1,830
Freight/other	4,647	4,810	4,043
Net gain sale of assets	146	—	—

Total revenues	10,014	10,308	9,599

Set forth below is certain operating data for our ferry operations for the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31
Volumes (in thousands)	2007	2008	2009

Number of passengers	11,374	11,173	11,349
Private Cars	2,204	2,204	2,526
Freight units	1,621	1,575	1,360

Route Network

We currently operate 18 routes in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.  We operate ferry services on three routes. We estimate that we had an approximate 24%, 16% and 47% share of the volume of passengers, private cars and freight units, respectively, transported between Sweden and Denmark for the year ended December 31, 2009. This includes the volumes of HH-Ferries A/S (“HH-Ferries”) until August 31, 2009, when the HH-Ferries vessels were chartered out to Scandlines.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2007	2008	2009	2007	2008	2009	2007	2008	2009

Gothenburg-Fredrikshavn	1,565	1,405	1,285	331	290	261	184	178	145
Varberg-Grena	168	172	163	43	43	42	39	42	38
Helsingborg-Helsingör(1)	4,059	3,958	3,668	705	677	716	152	147	142
HH-Ferries(2)		346	1,224	—	130	436	—	25	64

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

(2)	2008 volumes as from acquisition date of October 2, 2008. 2009 volumes until August 31, 2009 when the HH-Ferries vessels were chartered out to Scandlines.

Sweden-Germany.  We operate ferry services on five routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 43%, 49% and 25% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2009.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2007	2008	2009	2007	2008	2009	2007	2008	2009

Gothenburg-Kiel	500	468	427	98	89	85	39	36	28
Gothenburg-Travemunde	5	5	4	—	—	—	98	80	46
Trelleborg-Sassnitz(1)	352	343	294	88	85	75	21	19	11
Trelleborg-Rostock(1)	169	152	131	25	21	21	80	74	63
Trelleborg-Travemunde	31	27	28	—	—	—	53	43	49

(1)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.

Norway-Denmark/Germany.  We operate ferry services on one route. We estimate that we had an approximate 13%, 9% and 10% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and

Denmark/Germany for the year ended December 31, 2009. Because Norway is not part of the European Union, we continue to offer duty and tax free retail sales on this route.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2007	2008	2009	2007	2008	2009	2007	2008	2009

Oslo-Fredrikshavn	572	564	552	62	61	68	18	17	14

Sweden-Poland.  We operate ferry services on one route. We estimate that we had an approximate 39%, 25% and 23% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2009.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2007	2008	2009	2007	2008	2009	2007	2008	2009

Karlskrona- Gdynia(1)	429	375	351	80	70	65	94	87	66

(1)	In the second quarter of 2007, the RoPax vessel Finnarrow was chartered in. In the fourth quarter of 2008, the RoPax vessel Stena Nordica was taken out of service on this route.

Wales/England-Republic of Ireland.  We operate ferry services on three routes. We estimate that we had an approximate 54%, 53% and 26% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales/England and the Republic of Ireland for the year ended December 31, 2009.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales/England and the Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2007	2008	2009	2007	2008	2009	2007	2008	2009

Fishguard-Rosslare	597	554	501	152	143	138	54	50	34
Holyhead-Dun Laoghaire	735	627	343	180	152	97	17	14	4
Holyhead-Dublin(1)	410	445	673	76	84	161	155	162	149

(1)	A second vessel was added to the Holyhead-Dublin route in October 2006. In November 2008, Stena Seatrader was taken out of service and replaced by Stena Nordica with higher capacity both for freight and passengers.

Scotland/England-Northern Ireland.  We operate ferry services on two routes. We estimate that we had an approximate 55%, 47% and 28% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland/England and Northern Ireland for the year ended December 31, 2009.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2007	2008	2009	2007	2008	2009	2007	2008	2009

Stranraer-Belfast(1)	1,217	1,104	1,109	269	244	244	115	108	102
Fleetwood-Larne	61	58	54	9	8	8	143	138	117

(1)	On November 13, 2009, a newly acquired RoPax vessel, Stena Navigator, was put into operation on the route, increasing the capacity.

England-The Netherlands.  We operate ferry services on three routes. We estimate that we had an approximate 24%, 28% and 16% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands for the year ended December 31, 2009.

The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2007	2008	2009	2007	2008	2009	2007	2008	2009

Harwich-Hook of Holland(1)	428	473	469	88	96	100	173	160	138
Killingholme-Hook of Holland(2)	44	63	51	—	—	—	76	87	78
Harwich-Rotterdam	33	35	21	—	—	—	110	107	72

(1)	In January 2007, one HSS vessel was taken out of service and during the first half year 2007 two RoPax vessels operating on the route were extended to 4,100 lane meters each.

(2)	In August 2006, a newly built RoPax vessel replaced one of the existing vessels on the route and, in June 2007, a second newly built RoPax vessel replaced the remaining existing vessel on this route.

Ferry Fleet

As of March 31, 2010, our ferry fleet consisted of 35 vessels in operation and 1 vessel on charter to a third party operator. The table below sets forth certain information about our ferries as of March 31, 2010.

Ferry Fleet

	Number of	Average age
Type of vessel	vessels	(years)

HSS Vessels	3	13
Conventional Fast Ferry	1	13
Day Ferries	5	19
Night Ferries	2	26
RoRo Vessels	2	5
RoPax Vessels	23	21

Total	36	19

Newbuildings.  In the third quarter of 2004, we ordered two RoPax vessels. The first vessel was delivered in August 2006, and the second vessel was delivered in June 2007. In November 2006, we ordered two Superferries of 5,500 lane meters each, currently the world’s largest in route traffic. The first is scheduled for delivery in the second quarter of 2010 and the second during the fourth quarter of 2010. In August 2007, we ordered two RoPax vessels scheduled for delivery during the second and fourth quarters of 2011.

Vessel changes.  As of March 1, 2009, capacity on the Harwich-Rotterdam route was reduced when the RoPax vessel Stena Transporter was taken out of service. As of November 13, 2009, the capacity on the Stranraer-Belfast route was increased when the RoPax vessel Stena Navigator was put into operation. As of January 1, 2010, the RoPax vessel Götaland is chartered out to another operator who continues to operate the vessel on the Trelleborg-Travemünde route.

HSS vessels.  We currently operate two HSS 1500s and one HSS 900. HSS vessels are designed to travel with significantly less vertical motion than other fast ferries at service speeds of up to 40 knots. The HSS 1500 is currently the largest high speed ferry in service in the world and has the capacity to carry significant numbers of trucks, freight trailers, cars and buses and up to 1,500 passengers. The HSS 900 can carry up to 900 passengers and 210 cars or a combination of cars and buses.

Recent acquisitions and sales

In June 2009, Stena Line sold the RoRo vessel Stena Transporter, which was taken out of operation on the Rotterdam-Harwich route as of March 1, 2009.

In September 2009, Stena Line acquired the RoPax vessel Seafrance Manet, subsequently renamed Stena Navigator. The vessel was put into operation on the Stranraer-Belfast route as of November 13, 2009.

In December 2009, Stena Line acquired the RoPax vessel Skåne, operating on our Trelleborg-Rostock route.

In February 2010, we entered into an agreement to sell the RoPax vessel Götaland, with delivery scheduled for September 2010.

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

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland-Northern Ireland route. The construction work at Loch Ryan Port is expected to take approximately 20 months and be completed in 2012. A Harbor Empowerment Order (HEO) to allow the creation of the new port has been granted by the Scottish government.

Hotels.  We own one hotel in Denmark, which is marketed as part of tour packages. We have an agreement with Scandic Hotels to operate and work with us in relation to the marketing of the hotel.

Offshore Drilling

We currently own and operate two third generation and two fifth generation semi-submersible drilling rigs and three sixth generation ultra-deepwater drillships. We also have one enhanced ice-classed ultra-deepwater drillship, Stena DrillMAX ICE, on order from SHI and scheduled for delivery in the first quarter of 2012. We believe our quality of service, excellent safety record and fleet provide us with a significant competitive advantage. For the year ended December 31, 2009, our drilling operations generated revenues of SEK 8.1 billion and operating income of SEK 3.3 billion, including depreciation and amortization expenses of SEK 1.7 billion.

The table below sets forth selected information with respect to our drilling units as of March 31, 2010.

Drilling Rig Fleet

				Maximum
				Water
Drilling Rig/Drillship	Generation		Year Built	Depth (Ft.)	Class

Stena Clyde	3rd	(1)	1976	1,650	DnV
Stena Spey	3rd		1983	1,500	DnV
Stena Tay	5th		1999	7,500	DnV
Stena Don	5th		2001	1,600	DnV
Stena DrillMAX	6th		2007	10,000	DnV
Stena Carron	6th		2008	10,000	DnV
Stena Forth	6th		2009	10,000	DnV

(1)	Upgraded 2nd generation semi-submersible.

Our headquarters are in Aberdeen, Scotland with offices in Norway, Luxembourg, Cyprus and Hungary. We also have base offices in Australia, Norway, West Africa, the United States and Brazil. All of the drilling units are equipped to drill high pressure wells. As of December 31, 2009, the average age of our owned fleet was approximately 12 years.

For the five years ended December 31, 2009, our average drilling unit utilization rate was approximately 91%. The table below sets forth the average utilization rates for our drilling units for each of the past five years.

Drilling Unit Utilization

	2005	2006	2007	2008	2009

Total vessel days available	1,825	1,825	1,825	2,328	2,405
Vessel days utilized	1,591	1,683	1,714	2,171	2,106
Vessel utilization (percentage)	87.2	92.2	93.9	93.3	87.6

Offhire days planned	126	102	47	104	224
Offhire days planned (percentage)	6.9	5.6	2.6	4.5	9.3
Unutilized days	108	40	64	53	75
Unutilized days (percentage)	5.9	2.2	3.5	2.2	3.1
Average daily rates in $	154,000	241,000	329,000	404,000	470,000

The table below sets forth selected information with respect to the drilling contracts for our drilling units in operation as of March 31, 2010.

Rig/Drillship	Customer	Expected Contract Expiration Date

Stena Clyde	Apache	February 2011
Stena Don	Cairn	Mid November 2010
Stena Tay	Total	August 2011
Stena Spey	TAQA	November 2010 (plus one two-well option)
Stena DrillMAX	Repsol	December 2011 (plus a one-year option)
Stena Carron	Chevron	November 2013 (plus one three-year option)
Stena Forth	Hess	August 2014

The contracts for our drilling units typically provide for compensation on a “day rate” basis, under which we receive a fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. As at March 31, 2010, the daily charter rates for our drilling rigs were as follows: Stena Clyde: $450,000; Stena Spey: $245,000; Stena Tay: $325,000 to $375,000, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs; Stena Don: $450,000 (post current 5-year SPS and mobilization to location; mobilization rate is $225,000 per day); Stena DrillMAX: $450,000 to $500,000, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs, Stena Carron: $485,000, excluding dayrate adjustment related to changes in operating costs, and Stena Forth: $498,500 to $538,500, dependent on incentive earned and dayrate adjustment related to changes in operating costs.

Newbuildings.  We have ordered four DrillMAX drillships. One was delivered in December 2007, two were delivered in August 2008 and August 2009, respectively, and the fourth, the enhanced ice-classed ultra-deepwater drillship Stena DrillMAX ICE, is scheduled for delivery in the first quarter of 2012. Stena DrillMAX ICE has not been contracted yet.

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

Shipping

Our shipping operations consist of the ownership and chartering of crude oil and petroleum product tankers and Roll-on/Roll-off vessels. To support these activities, we are also engaged in the design, purchase, sale, management and crewing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and upon completion with respect to charters on the spot market. For the financial year ended December 31, 2009, our shipping operations generated revenues of SEK 3.1 billion, including net gain on sale of vessels of SEK 148 million and generated operating income of SEK (629) million, including depreciation and amortization expenses of SEK 400 million, of which SEK 150 million was partial write-downs of three product tankers.

Crude oil and petroleum product transportation

We own, charter in and provide commercial management services for crude oil and product tankers. As of March 31, 2010, we owned three product tankers, leased two product tankers pursuant to long-term finance leases and we also had a 50% interest in one crude oil tanker and four shuttle tankers. We also have two Suezmax tankers on order from SHI scheduled for delivery in the third and fourth quarters of 2011. Through our 35% stake in Paradise Tankers we have an interest in three Panamax tankers and two Dry Cargo Panamaxes. All our owned and finance leased tankers are double hulled. As of March 31, 2010, we also chartered in 21 Product tankers, Aframax, Panamax and Suezmax tankers.

As of March 31, 2010, the average period of the charter contracts for the 21 chartered in tankers was 18 months. Of these tankers, 2 were chartered out for an average period of 60 months. The other 19 tankers are currently trading on the spot market and are partly covered by contracts of affreightment (CoA).

Our customers are generally large international oil companies, members of the Organization of Petroleum Exporting Countries and shipping companies. Our customers include BP plc, Chevron Corporation, ConocoPhillips, the Royal Dutch/Shell Group of Companies, Neste Oil and Total.

We have an allocation agreement with Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

The table below sets forth certain information with respect to our owned and finance leased tankers as of March 31, 2010.

Owned and finance leased tankers

	Year			Type of	Current charter
Tankers	Built	Type	DWT	charter	expiration date

Stena Conquest(1)	2003	Product	47,400	Spot	n/a
Stena Conqueror(1)	2003	Product	47,400	Spot	n/a
Stena Concert(1)	2004	Product	47,400	Spot	n/a
Stena Caribbean(2)	2002	Product	9,996	Time	July 2011
Stena Calypso(2)	2002	Product	9,996	Time	January 2013
Stena Arctica(3)	2005	Ice Aframax	117,099	Time	December 2016
Nordic Rio(4)	2004	Shuttle	152,000	Bareboat	July 2017
Stena Alexita(4)	1998	Shuttle	127,535	Time	November 2010
Stena Natalita(4)	2001	Shuttle	108,073	Time	February 2011
Navion Gothenburg(4)	2007	Shuttle	152,000	Bareboat	July 2020

(1)	Owned tankers

(2)	Tankers held pursuant to a long-term finance lease.

(3)	Our interest is through a 50/50 joint venture with Neste Oil Oyj.

(4)	Our interest in these tankers is through two 50/50 joint ventures with TeeKay.

In addition, we have entered into 8.5-year charter agreements (with an option to extend the charter for 1.5 years) with Argo Shipping International Corp. for Stena Atlantica and Stena Antarctica, two ice-class Aframax tankers that are chartered in on a long-term bareboat charter. The charter term commenced on the delivery of the vessels from the shipyard during 2006.

The table below sets forth certain information with respect to our owned and finance leased tanker sales and purchases on an annual basis for the past five years.

Tankers sales and purchases

	2005		2006		2007		2008		2009

Fleet as of January 1	5	(1)	8	(1)	6	(3)	8	(4)	12	(4)
Newbuildings delivered/vessels bought	4		2		3	(2)	6		0
Vessels sold	1		4	(2)	1		2		2
Fleet as of December 31	8	(1)	6	(3)	8	(4)	12	(4)	10	(4)

(1)	Includes three vessels in which we have a 50% interest.

(2)	Includes one vessel in which we have a 50% interest.

(3)	Includes four vessels in which we have a 50% interest.

(4)	Includes five vessels in which we have a 50% interest.

Recent acquisitions and sales.  In October 2009, we sold two 13,000 dwt Product tankers to a third party for an aggregate price of $57 million. We acquired the vessels in 2008 for an aggregate purchase price of $56 million.

In December 2009, we ordered two Suezmaxes from SHI for an estimated total aggregate investment of $140 million. The vessels are scheduled for delivery in the third and fourth quarters of 2011.

Chartering activities.  As of March 31, 2010, 19 of our 21 chartered in tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a charter on the spot market or under contracts of affreightment, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance, as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. As of March 31, 2010, the total number of vessels on contracts of affreightment amounted to 5. As of March 31, 2010, 2 of our chartered in tankers were on time charter contracts with remaining periods ranging from 2 months to 6.5 years.

From January 1, 2009 until March 31, 2010, spot market rates have ranged from $12,000 to $61,000 per day for Aframax tankers, $6,000 to $23,000 per day for Panamax tankers, $5,000 to $10,000 per day for Product tankers and $16,000 to $61,000 for Suezmax tankers. Spot market rates at March 31, 2010, were $17,000 for Aframax tankers, $17,000 for Panamax tankers, $7,000 for Product tankers and $20,000 for Suezmax tankers.

Pooling arrangements.  In March 2005, we entered into a Suezmax pooling agreement with Sonangol Shipping (Sonangol Shipping Girassol Ltd, Sonangol Shipping Luanda Ltd, and Sonangol Shipping Kizomba Ltd) in Angola. The revenues from the pool are split between the pool members in proportion to the number of tankers each delivered to the pool. The pool has been in operation since July 2005.

In January 2008, we entered into a Panamax pooling agreement with the same partner, Sonangol Shipping. The revenues from the pool are split between the pool in proportion to the number of tankers each delivered to the pool and a tanker index.

For the five years ended December 31, 2009, our average tanker utilization rate was approximately 99%.

The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	2005	2006	2007	2008	2009

Total tanker days available(1)	14,083	15,851	15,550	15,826	11,054
Tanker days utilized	13,853	15,520	15,389	15,537	10,907
Tanker utilization (percentage)	98.4	97.9	99.0	98.1	98.7
Offhire days planned(2)	143	228	97	229	116
Offhire days planned (percentage)	1.0	1.5	0.6	1.4	1.0
Unutilized days	87	103	64	60	31
Unutilized days (percentage)	0.6	0.6	0.4	0.4	0.3

(1)	Total tanker days are determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)	Due to planned dry-dockings.

Commercial management services.  We provide commercial management services for Concordia and Sessan and other third parties. Commercial management includes arranging charters, fuel, documentation and port services, revenue collection and accounting services.

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

General Maritime.  In December 2008, General Maritime and Arlington Tankers, in which we owned 1,252,988 shares, merged in a stock-for-stock combination. Shareholders of General Maritime received 1.340 shares of the surviving company for each share of General Maritime, and shareholders of Arlington Tankers received one share of the surviving company for each share of Arlington Tankers. In 2009, we sold our entire stake in the new combined company General Maritime. We currently charter four vessels from General Maritime which we previously chartered from Arlington Tankers. NMM manages these vessels. The additional charter hire arrangements and the NMM management arrangements are the same as were in effect with Arlington Tankers.

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

Over the past five years, the fleet size within our Roll-on/Roll-off operations has ranged from six to ten vessels. As of March 31, 2010, we owned five RoRo vessels and one RoPax vessel. We also had one finance leased RoPax vessel, one RoRo vessel in which we had a 50% ownership, and we also chartered in one RoPax vessel.

For the five years ended December 31, 2009, our average Roll-on/Roll-off vessel utilization rate was approximately 98%. The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	2005	2006	2007	2008	2009

Total vessel days available(1)	3,886	3,135	3,152	2,641	2,920
Vessel days utilized(2)	3,758	3,070	3,101	2,593	2,905
Vessel utilization (percentage)(2)	96.7	97.9	98.4	98.2	99.5
Offhire days(3)	109	50	41	23	13
Offhire days (percentage)	2.8	1.6	1.3	0.9	0.4
Unutilized days	19	15	10	25	2
Unutilized days (percentage)	0.5	0.5	0.3	0.9	0.1

(1)	Total vessel days are determined by aggregating the number of days in each year we owned, chartered in or leased such vessels (hence variation in fleet size affects total number of days available).

(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.

(3)	Due to planned dry-dockings.

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

The tables below set forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off and RoPax vessels, as of March 31, 2010.

RoRo Vessels

Current charter
Vessel	Type of charter	expiration date

Crowley Shipper(1)	Time	March 2013
Mont Ventoux(2)	Time	November 2010
Stena Foreteller	Time	December 2011
Ark Forwarder	Time	February 2012
Stena Forecaster	Time	September 2012
Stena Forerunner	Time	October 2012

(1)	In March 2008, Stena Shipper was sold to a company in which Stena holds 50% of the shares and renamed Crowley Shipper.

(2)	In December 2008, we acquired the company that owned Mont Ventoux from Stena Metall.

RoPax Vessels

Current charter
Vessel	Type of charter	expiration date

Borja(1)	Time	April 2011
Stena Challenger(2)	Bareboat	June 2013
Seatrade (ex Stena Seatrader)	Bareboat	December 2012

(1)	Finance leased vessel. Option exercised to acquire the vessel at the end of the three year charter in June 2010.

(2)	Chartered in vessel.

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

Vessel Sales and Purchases Roll-on/Roll-off Operations

	2005	2006	2007	2008	2009

Fleet as of January 1	8	8	7	8	9
Newbuildings delivered	—	—	—	—	—
Vessels purchased	1	—	1	1	—
Vessels sold	1	1	1	1	1
Transfer from Ferry Operations	—	—	1	1	—
Fleet as of December 31	8	7	8	9	8
Net gain on sale of vessels (SEK in millions)	191	219	100	33	148

Recent acquisitions and sales.  In June 2009, we sold the HSS vessel Stena Discovery.

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

Ship management

As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, NMM, which provides ship management services from offices in Glasgow, St. Petersburg, Aberdeen, Gothenburg, Houston, Singapore, Manila, Hamburg and Mumbai. Ship management includes crewing, inventory control, maintenance and technical management.

As of December 31, 2009, NMM provided services for approximately 120 vessels and approximately 6,600 seafarers for us, Concordia, Chevron, Technip and several other third parties.

Technical developments and patents

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

Real estate

General.  We are involved in the acquisition, selling, construction, refurbishment and management of residential and commercial properties. In the financial year ended December 31, 2009, our real estate operations, including net gain on sale of properties of SEK 31 million and net valuation of investment properties of SEK (301) million, generated revenues of SEK 2.3 billion and operating income of SEK 1.1 billion. After the adoption of IFRS accounting principles as of January 1, 2008, no depreciation is charged to our real estate operations as the properties are held at market value. Substantially all our real estate operations are conducted through our unrestricted subsidiaries. As of March 31, 2010, our real estate portfolio consisted of two segments: 275 leasehold and freehold properties in Sweden; and 53 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg, France, U.S. and Hungary. The occupancy rates for our residential and commercial properties, based on square meters, were for the year ended December 31, 2009, approximately 99% and 90%, respectively. The majority (88%) of our rental income comes from our properties in Sweden; the majority of our remaining rental income is from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Malmo, Stockholm, Uppsala, Halmstad, Amsterdam and Sophia Antipolis in France. We also manage properties owned by the Olsson family. As of December 31, 2009, our management estimates, based on external and internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 24 billion, which equals the book value of these properties.

Each of our real estate subsidiaries finances its acquisitions of property with equity contributions and individual mortgages from various commercial and mortgage banks, which are non-recourse to Stena AB and the Restricted Group.

Swedish properties.  Our real estate portfolio in Sweden as of March 31, 2010, consisted of 275 residential and commercial properties totaling approximately 1.9 million square meters.

As of March 31, 2010, our residential properties consisted primarily of multi-family rental properties (approximately 21,700 units) that, in terms of square meters, comprise approximately 79% of our properties in Sweden or approximately 1.5 million square meters. Our commercial properties in Sweden consist mainly of office buildings and comprise the remaining 21% of our property portfolio in Sweden or approximately 400,000 square meters. The occupancy rates for our Swedish properties, based on square meters, were 96% for each of the years ended December 31, 2008 and December 31, 2009.

Of our Swedish properties, 40 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 60 year period with a right of renewal every 40 years. Rent is renegotiated after the first 20 years and every 10 years thereafter. In practice the leases are indefinite.

International.  As of March 31, 2010, our properties outside Sweden consisted of 53 commercial properties, 40 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg, France, the U.S. and Hungary. Our non-Swedish properties total approximately 242,000 square meters. The occupancy rates for our non-Swedish properties, based on square meters, as of December 31, 2008 and December 31, 2009, were 93% and 88%, respectively.

Stena Realty B.V. also invests indirectly in real estate. We hold a 20.8% stake in the Acre Fund, which is majority owned by Schiphol Airport. The Acre Fund owns approximately 192,000 square meters of office and warehouse space at the Schiphol Airport. External bank financing is in place for 29.4% of our total investment.

As of March 31, 2010, we have invested a total of €37 million in a fund, managed by ING, for development of residential complexes in China. Today the fund is developing nine large residential areas in China totaling 2.3 million square meters. Our stake in the fund amounts to 11.25%. As of March 31, 2010, approximately 32% of our investment had been repaid by the fund to its investors as a number of projects had come to maturity.

Since 2007, we have held a stake in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in The Netherlands. 80% of the offices are located in the four major Dutch cities and includes the World Trade Center in Amsterdam and the head office of Nationale Nederlanden, The Netherlands’ tallest building, in Rotterdam. Our stake in the fund amounts to 4.75%. Bank financing is in place for 55% of our investment.

In 2009, we acquired two office buildings in The Netherlands (one in The Hague and one in Utrecht) and a complex of four offices in France (Sophia Antipolis) from third parties. We also bought three office buildings in Houston from Sessan and we took delivery of a newly built office building in France (Sophia Antipolis). In 2009, we invested € 54 million in non-Swedish properties.

Property management.  In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 4% of the rents collected with respect to such properties. Such fee aggregated to SEK 12 million and 13 million respectively for each of the years ended December 31, 2008 and December 31, 2009.

New Businesses Adactum

General.  Through our unrestricted subsidiary Adactum, we make long-term investments in listed as well as private companies in new businesses outside of our traditional lines of business. Our objective is to create value in industries outside of our core business by building strong, profitable companies that can create platforms for new business opportunities within the group. We contribute mainly capital and active ownership to these businesses. In the year ended December 31, 2009, Adactum generated revenues of SEK 4.8 billion and operating income of SEK 178 million, which includes depreciation and amortization expenses of SEK 219 million. As of March 31, 2010, Adactum had direct investments in six private companies, of which three are wholly owned, one is 80% owned and two are minority held stakes, and held significant ownership interests in two listed companies. Adactum’s investments are financed through equity contributions and debt that is non-recourse to Stena AB and the Restricted Group.

Investments in private companies.  In April 2004, Adactum acquired Blomsterlandet AB (“Blomsterlandet”) through which we have created a chain of retailers for gardening products with one of Sweden’s most extensive range of indoor and outdoor plants. Since our acquisition, the number of garden centers in Sweden has increased from 18 to 41. Revenue of Blomsterlandet increased in the year ended December 31, 2009, to SEK 1,076 million, representing an increase of 3% compared to SEK 1,049 million for the year ended December 31, 2008.

In June 2005, Adactum acquired Envac AB (“Envac”), which operates automated household and municipal waste collection systems with activities in more than 30 countries. Envac has grown extensively over the past year, particularly in the Asian and Middle East market. The company has entered into new markets by establishing new offices in Brazil and Canada. Revenue in Envac for the year ended December 31, 2009, was SEK 1.3 billion, the same as for the year ended December 31, 2008.

In December 2005, we ordered five wind power systems (windmills) for a total investment of SEK 140 million. Through our subsidiary Stena Renewable AB (“Stena Renewable”), in January

2007, we commenced operation of Sweden’s largest land-based wind power generating plant, near Ludvika, Sweden. In November 2007, we acquired an additional twelve wind power systems (installed at the same location) for approximately SEK 340 million. Operations of these new systems commenced in the fourth quarter of 2008. Revenue in Stena Renewable for the year ended December 31, 2009, was SEK 74 million, representing an increase of 147% compared to SEK 30 million for the year ended December 31, 2008. In April 2010, Stena Renewable acquired five new wind power systems near Härnösand, Sweden for a cash price of SEK 30 million.

In June 2007, Adactum acquired a 45% interest in MediaTec Group (“MediaTec”) for a total investment of approximately SEK 340 million. MediaTec is a newly formed group comprised of three leading Swedish companies in the media technology industry and is one of Europe’s largest groups in this field. The business areas within MediaTec are Outside Broadcast, Large Display Solutions and Event & Exhibition Technology. Revenue in MediaTec decreased in the year ended December 31, 2009, to SEK 811 million, representing a decrease of 10% compared to SEK 905 million for the year ended December 31, 2008. Adactum currently holds a 42.8% stake in MediaTec.

As of December 31, 2007, Adactum held 29% of the shares in Ballingslöv International AB (publ) (“Ballingslöv”), a company listed on the Stockholm stock exchange that operates in the manufacturing of kitchens, bathrooms and storage units. By July 2008, we had acquired an additional 51% of the shares through a takeover bid for a price of SEK 1.0 billion. As a result thereof, Ballingslöv became a subsidiary of Adactum as of the third quarter of 2008 and was subsequently de-listed. The aggregate investment of SEK 1.3 billion represents 80% of the shares. Due to the challenging market situation following the global financial crisis revenue in Ballingslöv for the year ended December 31, 2009, fell to SEK 2.3 billion, representing a decrease of 18%, compared to SEK 2.8 billion for the year ended December 31, 2008.

In October 2007, Adactum acquired 10% of the shares in SentoClone AB (“SentoClone”) for a price of SEK 55 million. In November 2008, Adactum acquired an additional 9% of the shares for a price of SEK 65 million. SentoClone is a Life Science research company focusing on the development and marketing of a method for treating cancer based on the utilization of the patient’s immune system.

Investments in listed companies.  Our listed holdings held through Adactum in Gunnebo AB (publ) (“Gunnebo”) (developer of security products and systems) and Midelfart Sonesson AB (publ) (“Midelfart Sonesson”) (manufacturer of health and beauty products) had a total market value of SEK 655 million as of December 31, 2009. Additional investments were made in Gunnebo of SEK 133 million and in Midelfart Sonesson of SEK 30 million during the year ended December 31, 2009, in connection with new share issues in these companies.

In September 2008, Adactum sold its 14% stake in Gunnebo Industrier AB (publ) (“Gunnebo Industrier”) (manufacturer of chain/lifting components and fastening systems), realizing a net gain of SEK 158 million.

Investment activities

We maintain an investment portfolio of marketable securities and other short-term investments. As of December 31, 2009, the fair value of these investments (including restricted cash of SEK 3.3 billion) amounted to SEK 5.9 billion, as compared to SEK 7.7 billion (including restricted cash of SEK 4.7 billion) as of December 31, 2008. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and bonds.

We have also invested in SPEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. As of December 31, 2009, total assets of these SPEs amounted to SEK 8.2 billion, which was financed in part by U.S. dollar-denominated notes issued by the SPEs in an aggregate amount of SEK 8.2 billion.

In addition to our hedging arrangements, we actively trade in currencies and to a lesser extent in interest rates. As of December 31, 2009, the notional amounts of such instruments were SEK 332 million as compared to SEK 263 million as of December 31, 2008.

The net gain on our portfolio of debt and equity securities and investment in SPEs, together with dividends received and the results from our currency and interest rate trading activities, for the years ended December 31, 2007, 2008 and 2009, amounted to a gain of SEK 1.2 billion, a loss of SEK 1.4 billion and a gain of SEK 0.3 billion, respectively. We seek to maintain an investment portfolio that is well diversified with regards to asset classes and geographical markets to balance our exposure to various risks, and have established a series of procedures and limits designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

The aggregate appraised value of our owned and finance leased vessels and drilling rigs, as of December 31, 2009, was approximately SEK 38.4 billion as compared with the net book value as of December 31, 2009, of SEK 27.3 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

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

We maintain insurance coverage in amounts consistent with industry practice. Our insurance coverage is maintained with underwriters in the insurance markets mainly in Sweden, Norway, the United Kingdom and the U.S.

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

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2009:

Name of Company	Domicile	Percentage Owned

Stena Fastigheter AB	Sweden	100%
Stena Line Scandinavia AB	Sweden	100%
Stena Adactum AB	Sweden	100%
Stena Bulk AB	Sweden	100%
Stena Rederi AB	Sweden	100%
Stena International S.ár.l.	Luxembourg	100%
Stena Holland BV	The Netherlands	100%
Stena Realty BV	The Netherlands	100%
Stena Line Holding BV	The Netherlands	100%
Stena (Switzerland) AG	Switzerland	100%
Stena Maritime AG	Switzerland	100%
Stena DrillMax I (Hungary) Kft	Hungary	100%
Stena DrillMax II Ltd Lux Branch	Luxembourg	100%
Stena Carron Cyprus Ltd	Cyprus	100%
Stena Cyprus Holding Ltd	Cyprus	100%
Stena Carron (Hungary) Kft	Hungary	100%

Regulation

General

The shipping industry in general, and our business and the operation of our vessels and drilling rigs in particular, are subject to and affected by a variety of governmental regulations, including numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels and drilling rigs are registered and operate. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such revised conventions, laws and regulations or the impact on the resale price or useful life of our vessels and drilling rigs. We are required by various governmental and regulatory agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the vessels and drilling rigs owned or operated by us will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations. We also foresee that the increased environmental and quality concerns of insurance underwriters, regulatory bodies and charterers will result in greater inspection and safety requirements on all vessels.

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

Under OPA ’90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. The 2006 amendments to OPA ’90, as implemented by regulations effective July 31, 2009, limit the liability of responsible parties as follows:

•	Single-hull vessels (including a single-hull vessel fitted with double sides only or a double bottom only)

ο	a vessel of 3,000 gross tons or smaller: the greater amount of $3,200 per gross ton or $6,408,000; and

ο	a vessel greater than 3,000 gross tons: the greater amount of $3,200 per gross ton or $23,496,000.

•	Other vessels than single-hull vessels

ο	a vessel of 3,000 gross tons or smaller: the greater amount of $2,000 per gross ton or $4,272,000; and

ο	a vessel greater than 3,000 gross tons: the greater amount of $2,000 per gross ton or $17,080,000.

•	Any other vessel

ο	the greater amount of $1,000 per gross ton or $854,400.

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

Under OPA ’90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015), based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA ’90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore. All our newbuildings are double-hulls and compliant with OPA ’90.

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

National Pollutant Discharge Elimination System (“NPDES”).  Commercial vessels operating in U.S. waters need to have an NPDES Vessel General Permit VGP for discharges to the water. The discharges eligible for coverage under the permit are routine discharges to the normal operation of a vessel. Examples of routine discharges to normal operation include deck runoff from routine deck cleaning & rain water, gray water discharges, bilge water from properly functioning oily water separators, and ballast water. Our vessels calling to U.S. ports have NPDES VGP permits.

MTSA.  MTSA is intended to protect U.S. ports and waterways from a terrorist attack. It mandates that certain foreign-flagged vessels, such as liquefied natural gas (“LNG”) and oil tankers, entering U.S. waterways meet specific security requirements and comply with the International Ship and Port Security code. We believe that we are in substantial compliance with MTSA when entering U.S. waterways.

The International Maritime Organization (“IMO”).  The IMO, an agency of the United Nations, is responsible for measures to improve international shipping and to prevent pollution from ships. The IMO has developed international treaties and conventions to regulate the international shipping industry which now apply to over 98% of the world’s shipping. The most important of these are mentioned below.

Convention on Civil Liability (“CLC”).  Many countries other than the United States have ratified and follow the liability scheme adopted by the IMO and set out in CLC. Under CLC, a tanker’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by a discharge of persistent oil, such as crude oil, fuel oil, heavy diesel oil and lubricating oil, subject to certain complete defenses, including pollution damage resulting from an act of war, caused by a third party, or caused by the negligence or wrongful act of a government responsible for the maintenance of lights or other navigational aids. CLC liability is currently limited to between approximately $950 and $990 per gross ton plus $7.0 million for the first 5,000 gross tons, an amount that is subject to periodic adjustment. The right to limited liability is forfeited only where pollution damage is caused by the owner’s personal act or omission committed with intent to cause such damage or recklessly and with knowledge that the damage would result. Tankers trading in the territorial waters of contracting states must provide evidence of insurance covering the maximum amount for which the owner is strictly liable. In jurisdictions where CLC has not been adopted, various legislative schemes or common law govern and liability is imposed on the basis of fault or in a manner similar to CLC.

MARPOL 73/78.  Annex 1 of MARPOL 73/78 deals with the prevention of pollution from oil. MARPOL 73/78 provides stringent construction and operating standards to prevent the release of oil into the environment. Under the requirements of MARPOL 73/78, all new oil tankers built since 1996 are required to have double hulls. MARPOL 73/78 was modified following the Erika and Prestige incidents on the West Coast of Europe in 1999 and 2002, respectively. In 2002, new amendments came in to force to Annex 1 of MARPOL 73/78 that set a global timetable for the accelerated phase out of single hull tankers. These new regulations identify two categories of single hull tankers which are principally distinguished on the basis of whether they have protectively located segregated ballast tanks. Vessels fall into these categories if they are over 20,000 dwt carrying heavy oil and over 30,000 dwt carrying other oils. Category 3 tankers are tankers above 5,000 dwt but below the tonnage of category 1 and category 2 tankers. These older single hull tankers must undergo a Condition Assessment Scheme (“CAS”) survey which applies to category 1 vessels continuing to trade up to 2005 and to category 2 vessels trading after 2010. However, these amendments have been over taken by the 2003 MARPOL amendments which came into force on April 5, 2005. These amendments accelerate the final phasing out of category 1 tankers to 2005 and category 2 and 3 tankers to 2010, although depending on the age of the ship, these dates can be earlier.

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

Annex VI of MARPOL entered into force on May 19, 2005 and subsequent amendments that will enter into force on July 1, 2010. This annex sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. The sulphur content of fuel oil is today limited to 4.5% m/m globally with a decided global reduction to 3.5% by 2012 and a global reduction to 0.5% by 2020 or, subject a review in 2018, possibly deferred to 2025. Annex VI also contains provisions allowing for special SOx Emission Control Areas (SECAs) to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used onboard ships must not exceed 1.5% m/m until June 30, 2010; thereafter the sulphur content of the fuel must not exceed 1.0% until 2014. From 2015, the level is further lowered to 0.1% within SECAs. Through 2009, the English Channel, the North Sea and the Baltic are the only SECAs in the world. However, U.S. and Canada are establishing an Emission Control Area along their coastlines, with planned adoption to IMO in March 2010. The additional cost of fuel to comply with the 0.1% regulation (2015) will be significant and for shipping operators in competition with land based transport alternatives, the regulation is feared to be negative in terms of transported freight volumes. Annex VI also sets limits on emissions of nitrogen oxides (NOx) from diesel engines and prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons (CFCs). Annex VI also prohibits the incineration onboard ship of certain products, such as contaminated packaging materials and polychlorinated biphenyls (PCBs). Our fleet is in compliance with these new requirements.

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

International Convention for the Control and Management of Ships’ Ballast Water and Sediments (IMO 2004), includes technical standards and requirements which should be implemented in accordance to a time schedule. All new and existing ships will have to install ballast water treatment systems before 2016.

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

At the SOLAS ’95 convention, several amendments to SOLAS and IMO resolutions were adopted concerning RoRo passenger vessel stability, arrangements of bow doors, operations, communications, life-saving and search and rescue. In particular, Resolution No. 14, also known as the Stockholm Agreement, allows for regional agreements to establish specific stability requirements for RoPax and car/passenger ferry vessels. These regulations also require vessels to fulfill the SOLAS ’90 damage stability standard, which had applied to all RoRo passenger ships built since 1990 and was extended to existing ships in accordance with an agreed phase-in program. All our RoPax and car/passenger ferry vessels are currently in full compliance with SOLAS ’90 as well as the Stockholm Agreement.

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

SOLAS was further amended in May 2006 (effective January 1, 2008) with respect to Long Range Identification and Tracking (“LRIT”). SOLAS regulation on LRIT establishes a multilateral agreement for sharing LRIT information, including the ship’s identity, location and date and time of the position, for security and search and rescue purposes. The amendment contains a phased-in implementation schedule for ships constructed before the entry into force of the amendment. Our ships are in compliance with the LRIT implementation schedule.

Our drilling units are designed and constructed to meet all applicable rules and regulations for operation worldwide. Five of them are designed to operate in the harsh environments of the North Sea British sector and the North Sea Norwegian sector.

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

The code requires a Safety Management System (SMS) to be established by the shipowner or manager who has responsibility for operating the ship and which establishes a policy for achieving the objectives. This includes providing the necessary resources and shore based support and a designated person ashore having direct access to the highest level of management. The code is documented and compiled in a safety management manual which is kept onboard the ship. Our vessels and management companies are all compliant with this code and are audited regularly to ensure that this remains the case.

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

The Athens Convention and the limits have been substantially altered and increased by the 2002 Protocol to the Athens Convention. The carrier is now strictly liable for the death or personal injury to a passenger with limited defenses if the carrier can prove that the incident resulted from an act of war, hostilities, civil war, insurrection or a natural phenomena of an exceptional, inevitable and irresistible character or thoroughly caused by an act of omission done with intent to cause the incident by a third party. However, if the incident occurred as a result of the fault or neglect of the carrier then the limit is increased from approximately $395,000 per passenger on each distinct occasion to approximately $632,000 per passenger (exact amounts are determined by the applicable daily conversion rate of USD to Special

Drawing Rights (SDRs), the unit of account used for liability under the Athens Convention), provided that if the carrier is responsible for an act or omission with intent to cause damage or recklessly and with knowledge that damage would result, then the right to the limit is lost. A scheme of compulsory insurance has been introduced by the Athens Convention to ensure that the carrier can meet these potential liabilities.

HNS Convention.  The International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances 1996 (“HNS”) is likely to come into force in the medium term. The liability aspects of HNS are based on the CLC by establishing a regime of strict liability and the registered shipowner’s right to limit liability. However, the HNS goes further than the CLC in that it covers not only pollution damage, but also the risks of fire and explosion including loss of life or personal injury as well as loss or damage to property. HNS substances include oil, liquefied gases and other dangerous, hazardous or harmful materials. The present limits of liability are between U.S. $500 and U.S. $2,000 per gross ton though it is likely that these limits will increase once HNS is ratified and comes into force.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

General

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” section of Item 3 and our Consolidated Financial Statements and the Notes thereto. Our Consolidated Financial Statements as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, have been prepared in accordance with IFRS as issued by the IASB.

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

Significant events

Ferry operations

In March and June 2007, Stena Britannica and Stena Hollandica returned to service after having been lengthened. The investments related thereto amounted to SEK 344 million and SEK 544 million, respectively.

In June 2007, the newly built RoPax vessel, Stena Traveller, was delivered by the Norwegian shipyard, Fosen, and put into service on Stena Line’s route Hoek van Holland-Killingholme.

In August 2007, two RoPax vessels were ordered from the Samsung Heavy Industries Co., Ltd (“SHI”) shipyard in Korea. The estimated aggregate investment is approximately € 220 million with expected delivery in the first and third quarters of 2011.

In August 2007, Stena Carrier was sold to Stena Metall with a gain of SEK 116 million. The vessel was chartered back for a period of ten years.

In November 2007, Stena Searider was sold to an Italian shipping company with a gain of SEK 30 million.

In January 2008, we acquired 100% of the shares in Sembo, a Swedish package holiday company, for SEK 61 million.

In January 2008, we acquired the day ferry Stena Aurora, operating on the Helsinborg-Helsingör route.

In October 2008, we acquired the Swedish ferry operator HH Ferries from Sessan for SEK 61 million.

In December 2008, we acquired the RoRo vessels Stena Carrier and Stena Freighter as well as the RoPax vessel, Stena Nordica, from Stena Metall.

In June 2009, we sold the RoRo vessel Stena Transporter, which was taken out of operation on the Rotterdam-Harwich route as of March 1, 2009.

In September 2009, we acquired the vessel Seafrance Manet, subsequently renamed Stena Navigator. This vessel was put into operation on the Stranraer-Belfast route in November 2009.

In December 2009, we exercised our option to acquire the RoPax vessel Skåne, operating on our Trelleborg-Rostock route.

Offshore Drilling

In December 2007, Stena DrillMAX, the first ultra-deepwater DrillMAX drillship, was delivered by SHI and commenced a four-year charter to Repsol.

In May 2008, we ordered a fourth “ice-classed” ultra-deepwater DrillMAX vessel, to be named Stena DrillMAX ICE, from SHI. The total investment is approximately $1.2 billion with delivery scheduled for in the first quarter of 2012.

In August 2008, Stena Carron, the second DrillMAX drillship, was delivered by SHI and commenced a five-year charter to Chevron.

In August 2009, Stena Forth, the third DrillMAX drillship, was delivered by SHI and commenced a five-year charter to Hess.

Shipping

Crude oil and petroleum product transportation

In June 2007, we purchased two new-built 16,500 dwt Product tankers for an aggregate purchase price of $37.5 million. These vessels were delivered by Taizhou Maple Leaf Shipyard in Zhejiang, China, during the third quarter of 2007 and sold in November 2007 and January 2008, respectively, to a third party for $20 million each.

In 2007, we invested SEK 32 million in the shuttle tanker segment by acquiring a 50% share of Navion Gothenburg, a new-built Suezmax tanker converted into a shuttle tanker. The remaining 50% is owned by Teekay Corporation (“Teekay”). The vessel was delivered in July 2007 and was chartered out to Petrobras for a period of thirteen years.

In October 2007, we signed an agreement to acquire three medium range tankers, Stena Italica (subsequently renamed Stena Concert), Stena Conqueror and Stena Conquest that we already chartered from the seller. The aggregate purchase price for all three vessels was $151 million and the vessels were delivered in the first quarter of 2008.

In May 2008, we acquired an Aframax tanker, Stena Confidence. The vessel was sold in July 2008, realizing a net gain of SEK 167 million.

In September 2008, we acquired two 13,000 dwt product tankers for an aggregate purchase price of $56 million. In October 2009, the vessels were sold to a third party for an aggregate price of $57 million.

In October 2008, we acquired a 35% stake in the privately held Greek shipping company Paradise Tankers Holding Corp for $52 million. The acquisition provides us with full commercial control of three newly built Panamax tankers and two dry-cargo bulk carriers.

In December 2009, we ordered two Suezmaxes from SHI for an estimated aggregate investment of $140 million. The vessels are scheduled for delivery in the third and fourth quarters of 2011.

Roll-on/Roll-off Vessel Operations

In May 2007, we took delivery of the vessel Stena Ausonia, subsequently renamed Borja, from the Visentini shipyard in Italy on a three year charter. We have exercised an option to acquire this vessel at the end of the three year charter in May 2010 for € 45 million.

In August 2007, the vessel Mont Ventoux was sold to Stena Metall and chartered back for a period of ten years.

In March 2008, we sold the RoRo vessel Stena Shipper (subsequently renamed Crowley Shipper) for $11.5 million to a company in which we hold a 50% interest.

In December 2008, we acquired the vessel Mont Ventoux from Stena Metall.

In December 2008, Stena Seatrader (renamed Seatrade) was chartered to the Greek company Ventouris Ferries on a hire purchase basis.

In June 2009, we sold the HSS vessel Stena Discovery.

Real Estate

In July 2007, we invested € 100 million in a 7.07% share in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in the Netherlands.

In 2007, we acquired properties for approximately SEK 455 million, mainly in Stockholm and Gothenburg. During the same period, properties were sold for SEK 343 million, with a net gain of SEK 97 million.

In 2008, we acquired properties for approximately SEK 1.1 billion. During the same period, properties were sold for SEK 851 million, with a net gain of SEK 169 million.

In 2008, we acquired a property in Hungary, which is a new country for our property investments.

In 2009, we acquired three office buildings in Houston from Sessan for SEK 179 million.

In 2009, we acquired properties for approximately SEK 425 million. During the same period properties were sold for approximately SEK 214 million with a net gain of SEK 31 million.

New Businesses Adactum

In June 2007, we acquired a 45% share in the MediaTec for SEK 340 million. MediaTec is a group consisting of three leading Swedish companies in the media technology sector and is one of Europe’s largest groups in this business.

In October 2007, we acquired a 10% share in SentoClone for SEK 55 million. In November 2008, we acquired an additional 9% of the shares for SEK 65 million. SentoClone is a life research company that focuses on developing and marketing a method for treating cancer based on the use of a patient’s own immune systems.

In November 2007, we ordered 12 windmills through our subsidiary Stena Renewable for approximately SEK 340 million. The windmills commenced operation in the fourth quarter of 2008.

In May 2008, we launched a bid for the outstanding shares in the affiliated company Ballingslöv. As a result, we increased our interest in Ballingslöv to 80.2% as of July 2008. Ballingslöv has been accounted for as a subsidiary from the third quarter of 2008.

In September 2008, we sold our stake in Gunnebo Industrier , realizing a net gain of SEK 158 million.

In 2008, we wrote down the shares in the associated company Gunnebo by SEK 140 million due to the decreased market value of the shares.

In October 2009, Gunnebo announced a guaranteed rights issue of approximately SEK 500 million which was completed in December 2009. We invested approximately SEK 130 million.

In October 2009, Midelfart Sonesson announced a new share issue of SEK 127 million which was completed in December 2009. We invested approximately SEK 30 million.

Financial activities

In February 2007, we completed an offering of €300 million of our Senior Notes due 2017. We used a portion of the proceeds of the offering to repurchase approximately $177 million of our Senior Notes due 2012 and the remaining proceeds were used for general corporate purposes.

In February 2007, we completed an offering of €102 million of our Senior Notes due 2019. The proceeds were used for general corporate purposes.

In September 2007, our unrestricted subsidiary Stena Royal entered into a new $350 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility matures on September 28, 2012. The medium and long-term investment portfolios of Stena Royal are pledged as security for the facility. The facility includes a cross-default provision ($30 million threshold) with respect to debt of Stena AB, Stena Royal or any present or future subsidiary of Stena AB.

In 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016. The notes carry an interest rate of 7.5% and 7%, respectively. After these repurchases, we had outstanding $170.8 million of our Senior Notes due 2013 and $172 million of our Senior Notes due 2016.

In the first quarter of 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of December 31, 2009, we had outstanding $153 million of our Senior Notes due 2013 and $129 million of our Senior Notes due 2016.

In early 2008, the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller were terminated.

In December 2008, General Maritime Corporation (“General Maritime”) and Arlington Tankers Ltd. (“Arlington Tankers”), in which Stena owned 1,252,988 shares, merged in a stock-for-stock combination. Shareholders of General Maritime received 1.340 shares of the surviving company for each share of General Maritime held, and shareholders of Arlington Tankers received one share of the surviving company for each share of Arlington Tankers held.

In December 2009, we completed the sale of our entire stake in General Maritime, which resulted in an aggregate loss of SEK 149 million.

In 2008, we acquired 11,191,939 shares (representing 3.7% of the voting rights) in Meda AB (publ.) (“Meda”) for SEK 392 million. Stena Sessan AB had an option to acquire these shares at a minimum price of SEK 38.50 per share.

In 2008, we invested in the Weavering Capital Macro Fixed Income fund. On March 11, 2009, the British hedge fund company Weavering Capital UK decided to close its Macro Fixed Income fund due to liquidity problems. The auditing firm PricewaterhouseCoopers has been appointed as liquidators. We do not expect to be able to recoup this investment. Accordingly, our entire investment of $10 million was written down in March 2009.

In May 2009, we sold our shares in Meda for SEK 598 million. Sessan’s option to acquire the shares was settled for a cash payment of SEK 165 million to Sessan.

In August 2009, the financial lease for Stena Forth was terminated.

Results of Operations

	Year ended December 31,
	2007	2008	2009
	(SEK in millions)

CONSOLIDATED GROUP
Income Statement Data:
Total revenues	22,402	26,472	27,812
Direct operating expenses	(14,085)	(16,679)	(17,188)
Selling and administrative expenses	(2,177)	(2,920)	(3,207)
Depreciation and amortization	(1,680)	(2,501)	(3,415)

Income from operations	4,460	4,372	4,002
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	9,868	10,309	9,599
Drilling operations	3,842	6,087	8,112
Shipping Roll-on/Roll-off vessels	412	426	473
Crude Oil tankers	3,264	3,547	2,401
Other Shipping	154	198	214

Total Shipping	3,830	4,171	3,088
Property operations	1,989	2,085	2,335
New Businesses operations	2,118	3,694	4,797
Other	8	48	3

Total revenues	21,655	26,394	27,934
Other income:
Net gain on sale of assets	350	372	179
Net valuation on investment properties	397	(294)	(301)

Total other income	747	78	(122)

Total income	22,402	26,472	27,812
Income (Loss) from Operations:
Ferry operations	1,267	781	445
Impairment charges	—	(63)	—
Net gain (loss) on sale of vessels	146	—	—

Total Ferry operations	1,413	718	445
Drilling operations	1,389	2,388	3,250
Net gain on sale of vessels	—	—	—

Total Drilling operations	1,389	2,388	3,250
Shipping: Roll-on/Roll-off vessels	86	104	102
Net gain on sale of vessels	100	33	148

Total Roll-on/Roll-off vessels	186	137	250
Crude oil tankers	109	135	(736)
Impairment charges	—	(85)	(150)
Net gain on sale of vessels	7	170	—

Total crude oil tankers	116	220	(886)
Other shipping	(13)	16	7

Total Shipping	289	373	(629)

	Year ended December 31,
	2007	2008	2009
	(SEK in millions)

Property operations	1,041	1,163	1,338
Net valuations on investment properties	397	(294)	(301)
Net gain on sale of properties	97	169	31

Total Property	1,535	1,038	1,068
New Businesses operations	108	107	178
Other	(274)	(252)	(310)

Total	4,460	4,372	4,002
Depreciation & Amortization:
Ferry operations	1,007	1,064	1,119
Drilling	493	1,016	1,665
Shipping: Roll-on/Roll-off vessels	105	107	141
Crude oil tankers	18	167	247
Other shipping	14	13	12

Total Shipping	137	287	400
Property	—	—	2
New Businesses operations	39	125	219
Other	4	9	10

Total	1,680	2,501	3,415

Comparison of the year ended December 31, 2009 to the year ended December 31, 2008

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the year ended December 31, 2009, approximately 35% of our total revenues were generated in U.S. dollars and approximately 23% were generated in SEK.

In the year ended December 31, 2009, approximately 29% of our total expenses were incurred in U.S. dollars and approximately 30% were incurred in SEK. The reported gross revenues and expenses were influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

	January-December	January-December
Average rates:	2008	2009	Change

U.S. $	6.5808	7.6457	16%
British pound	12.0912	11.9260	(1)%
Euro	9.6055	10.6213	11%

	As of December 31,	As of December 31,
Closing rates:	2008	2009	Change

U.S. $	7.8212	7.1553	(9)%
British pound	11.4303	11.5704	1%
Euro	10.9500	10.2506	(6)%

Revenues

Total revenues increased SEK 1,540 million, or 6%, in the year ended December 31, 2009, to SEK 27,934 million from SEK 26,394 million in the year ended December 31, 2008, as a result of increased revenues in the drilling, Roll-on/Roll-off vessels, property and new businesses,

Adactum operations, together with the strengthening of the U.S. dollar and the euro against the SEK, partly offset by reduced revenues from the ferry and tanker operations.

Ferry operations.  Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 710 million, or 7%, in the year ended December 31, 2009, to SEK 9,599 million from SEK 10,309 million in the year ended December 31, 2008, mainly due to reduced revenues from the freight business due to lower volumes of freight units, partially offset by increased revenues from the travel business and onboard sales due to higher volumes of cars and passengers, together with the strengthening of the euro against the SEK.

Drilling.  Drilling revenues consist of charter hires for our drilling units. Revenues from drilling operations increased SEK 2,025 million, or 33%, in the year ended December 31, 2009, to SEK 8,112 million from SEK 6,087 million in the year ended December 31, 2008, mainly due to operations of the second and third DrillMAX vessels, Stena Carron and Stena Forth, delivered in August 2008 and August 2009, respectively, a new contract at higher day rates for Stena Clyde and a planned off hire period for Stena Spey due to the five-year special periodic survey the first quarter 2008, together with the strengthening of the U.S. dollar against the SEK, partly offset by a planned off hire period for Stena Tay due to the five-year special periodic survey in the third and fourth quarter of 2009, together with the re-delivery of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.  Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels we manage. Revenues from shipping operations decreased SEK 1,083 million, or 26%, in the year ended December 31, 2009, to SEK 3,088 million from SEK 4,171 million in the year ended December 31, 2008.

Revenues from crude oil tankers decreased SEK 1,146 million, or 32%, in the year ended December 31, 2009, to SEK 2,401 million from SEK 3,547 million in the year ended December 31, 2008, mainly due to lower charter rates in the spot market and a smaller fleet, offset in part by the strengthening of the U.S. dollar against the SEK. In the year ended December 31, 2009, we operated an average of 32 tankers (chartered in or owned), compared to an average of 40 tankers in the year ended December 31, 2008.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 47 million, or 11%, in the year ended December 31, 2009, to SEK 473 million from SEK 426 million in the year ended December 31, 2008, mainly due to the strengthening of the Euro against the SEK, partly offset by the sale of the RoRo vessel Stena Shipper in the first quarter of 2008.

Revenues from Other Shipping increased SEK 16 million, or 8%, in the year ended December 31, 2009, to SEK 214 million from SEK 198 million in the year ended December 31, 2008, mainly due to the strengthening of the U.S. Dollar against the GBP, partly offset by a one-time SEK 19 million payment received in 2008 in connection with a settlement of a patent dispute.

Property.  Property revenues consist of rents for properties owned and management fees for properties we manage. Revenues from property operations increased SEK 250 million, or 12%, in the year ended December 31, 2009, to SEK 2,335 million from SEK 2,085 million in the year ended December 31, 2008, mainly due to increased rents, higher occupancy rates and an increased number of properties and, to a lesser extent, the strengthening of the euro against the SEK.

New Businesses Adactum.  Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 1,103 million, or 30%, in the year ended December 31, 2009, to SEK 4,797 from SEK 3,694 million in the year ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 2008, together with increased business activities in Blomsterlandet and Stena Renewable, partly offset by reduced revenues from Envac. Of the total revenues in the year ended December 31, 2009, SEK 2,317 million related to Ballingslöv, SEK 1,076 million related to Blomsterlandet, SEK 1,328 million related to Envac and SEK 74 million related to Stena Renewable, as compared to SEK 1,285 million related to Ballingslöv, SEK 1,049 million related to Blomsterlandet, SEK 1,330 million related to Envac and SEK 30 million related to Stena Renewable in the year ended December 31, 2008.

Other income

Net valuation on investment property.  As a result of revaluation to fair value according to IAS 40 “Investment properties”, we had net losses of SEK (301) million for the year ended December 31, 2009, as compared to net losses of SEK (294) million for the year ended December 31, 2008, mainly due to a general decrease in investment property market values.

Net Gain on Sale of Assets

Net Gain on Sale of Vessels, Shipping.  In the year ended December 31, 2009, gains of SEK 148 million were recorded on the sales of the HSS vessel Stena Discovery and the RoPax vessel Stena Transporter. In the year ended December 31, 2008, gains of SEK 203 million were recorded on the sale of a product tanker, sale of the product tanker Stena Confidence and the sale of the RoRo vessel Stena Shipper.

Net Gain on Sale of Properties.  In the year ended December 31, 2009, gains of SEK 31 million were recorded on the sale of properties. In the year ended December 31, 2008, gains of SEK 169 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 509 million, or 3%, in the year ended December 31, 2009, to SEK 17,188 million from SEK 16,679 million in the year ended December 31, 2008, mainly as a result of increased operating expenses in the Drilling, Property and New Businesses Adactum operations, together with the strengthening of the U.S. dollar and the Euro against the SEK.

Ferry operations.  Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 450 million, or 6%, in the year ended December 31, 2009, to SEK 7,033 million from SEK 7,483 million in the year ended December 31, 2008, mainly due to lower costs for products together with decreased expenses for bunker fuel and our cost saving projects, partly offset by the strengthening of the Euro against the SEK. Direct operating expenses for ferry operations for the year ended December 31, 2009 were 73% of revenues, the same as for the year ended December 31, 2008.

Drilling.  Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 464 million, or 21%, in the year ended December 31, 2009, to SEK 2,722 million from SEK 2,258 million in the year ended December 31, 2008. The increase is mainly due to costs related to the operation of the second and third DrillMAX vessels Stena Carron and Stena Forth, together with increased personnel expenses and costs for maintenance and repair, and the strengthening of the U.S. dollar against the SEK, partly offset by the re-delivery of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009 and a planned off hire period for Stena Tay, together with positive operational exchange differences due to the strengthened U.S. dollar. Direct operating expenses from drilling operations for the year ended December 31, 2009, were 34% of drilling revenues, as compared to 37% for the year ended December 31, 2008.

Shipping.  Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 205 million, or 6%, in the year ended December 31, 2009, to SEK 3,124 million from SEK 3,329 million in the year ended December 31, 2008.

Direct operating expenses associated with crude oil tankers decreased SEK 247 million, or 8%, in the year ended December 31, 2009, to SEK 2,880 million from SEK 3,127 million in the year ended December 31, 2008, mainly due to lower business activity and a reduced fleet, offset in part by the strengthening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the year ended December 31, 2009, were 120% of revenues, as compared to 88% for the year ended December 31, 2008. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 8 million, or 4%, in the year ended December 31, 2009, to SEK 190 million from SEK 182 million in the year ended December 31, 2008, mainly due to the strengthening of the Euro against the SEK, offset by the purchase of the RoRo vessel Mount Ventoux, which earlier was chartered in from Stena Metall, together with the sale of the RoRo vessel Stena Shipper in the first quarter of 2008. Direct operating expenses for Roll-on/Roll-off vessels for the year ended December 31, 2009, were 40% of revenues, as compared to 43% for the year ended December 31, 2008.

Direct operating expenses with respect to Other Shipping increased SEK 34 million in the year ended December 31, 2009, to SEK 54 million from SEK 20 million in the year ended December 31, 2008, mainly due to the strengthening of the U.S. Dollar against the GBP, together with increased wage expense due to a larger workforce and other business in Northern Marine Management.

Property.  Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 65 million, or 9%, in the year ended December 31, 2009, to SEK 804 million from SEK 739 million in the year ended December 31, 2008, mainly due to higher costs for maintenance and an increased number of properties. Direct operating expenses from property operations for the year ended December 31, 2009, were 34% of property revenues, as compared to 35% for the year ended December 31, 2008.

New Businesses Adactum.  Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 618 million, or 22%, in the year ended December 31, 2009, to SEK 3,476 million from SEK 2,858 million in year ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 2008. Of the total operating expenses in the year ended December 31, 2009, SEK 1,517 million related to Ballingslöv, SEK 972 million related to Blomsterlandet, SEK 979 million related to Envac and SEK 11 million related to Stena Renewable, as compared to SEK 904 million related to Ballingslöv, SEK 977 million related to Blomsterlandet, SEK 975 million related to Envac and SEK 2 million related to Stena Renewable in the year ended December 31, 2008. Direct operating expenses for Adactum operations for the year ended December 31, 2009, were 72% of revenues, as compared to 77% for the year ended December 31, 2008.

Selling and administrative expenses

Selling and administrative expenses increased SEK 287 million, or 10%, in the year ended December 31, 2009, to SEK 3,207 million from SEK 2,920 million in the year ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with the strengthening of the U.S. dollar and the euro against the SEK, partly offset by reduced personnel costs. Excluding Ballingslöv, selling and administrative expenses were unchanged in the year ended December 31, 2009 as compared to the year ended December 31, 2008. Total selling and administrative expenses in the year ended December 31, 2009 were 12% of total revenues as compared to 11% in the year ended December 31, 2008.

Depreciation and amortization

Depreciation and amortization charges increased SEK 914 million, or 37%, in the year ended December 31, 2009, to SEK 3,415 million from SEK 2,501 million in the year ended December 31, 2008, mainly as a result of depreciation charges for the second and third DrillMAX vessels Stena Carron and Stena Forth, the consolidation of Ballingslöv as of July 10, 2008, and to a lesser extent, depreciation charges related to other vessels and the start up of a new wind power park. The strengthening of the U.S. dollar with respect to the SEK, which impacted depreciation charges primarily on drilling units that are denominated in U.S. dollars, contributed to the increase in the depreciation and amortization charges. Depreciation and amortization charges in the year ended December 31, 2009 also included impairment charges of SEK 150 million related to three medium range crude oil tankers. Depreciation and amortization charges in the year ended December 31, 2008 also included impairment charges of SEK 85 million related to three medium range crude oil tankers and SEK 63 million related to one RoPax vessel.

Financial income and expense, net

Financial income and expense, net increased by SEK 1,336 million in the year ended December 31, 2009, to SEK (1,658) million from SEK (2,994) million in the year ended December 31, 2008.

Share of affiliated companies’ results in the year ended December 31, 2009 refers to our portion of the results of Midelfart Sonesson, Gunnebo and MediaTec. As of December 31, 2009, our interest in the capital of Midelfart Sonesson was 23.0%, our interest in the capital of Gunnebo was 25.7% and our interest in the capital of MediaTec was 42.7%. Share of affiliated companies’ results in the year ended December 31, 2008 refers to our portion of the results of Midelfart Sonesson, Gunnebo, MediaTec and Ballingslöv until it was accounted for as a subsidiary as of the third quarter of 2008. As of December 31, 2008, our interest in the capital of Midelfart Sonesson was 22.9%, our interest in the capital of Gunnebo was 25.3% and our interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the year ended December 31, 2009 was SEK (81) million, of which SEK (701) million related to net realized losses on marketable securities and equity securities and investments in SPEs, SEK 510 million related to net unrealized gains on marketable securities and SEK 110 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the year ended December 31, 2008 was SEK (1,785) million, of which SEK (815) million related to net realized losses, SEK (1,995) million related to net unrealized losses and SEK 1,025 million related to the termination of the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller.

Interest income decreased by SEK 272 million in the year ended December 31, 2009, to SEK 685 million from SEK 957 million in the year ended December 31, 2008. Interest income related to the investments in SPEs decreased by SEK 190 million to SEK 477 million from SEK 667 million partly due to lower investments in interest bearing assets.

Interest expense decreased SEK 396 million to SEK (1,864) million in the year ended December 31, 2009, from SEK (2,260) million for the year ended December 31, 2008. Interest expense for the investments in SPEs decreased SEK 151 million to SEK (214) million from SEK (365) million. Higher interest expenses for investments related to the delivery of the second and third DrillMAX drillships Stena Carron and Stena Forth were offset by a decline in interest expenses from valuation of interest rate swaps of SEK 192 million (compared to a decline of SEK 78 million for the year ended December 31, 2008) and the weakening of the U.S. dollar against the SEK for the year ended December 31, 2009.

During the year ended December 31, 2009, we had foreign exchange losses, net of SEK (282) million. During the year ended December 31, 2008, we had foreign exchange gains, net of SEK 582 million.

Other financial income (expense) of SEK (201) million for the year ended December 31, 2009 includes SEK (67) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a loss of SEK (163) million related to bunker hedges. Other financial income (expense) of SEK (693) million for the year ended December 31, 2008 included SEK (84) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (524) million related to the bunker hedges.

Income taxes

Income taxes for the year ended December 31, 2009 were SEK 20 million, consisting of current taxes of SEK (210) million and deferred taxes of SEK 230 million. Income taxes for the year ended December 31, 2008, were SEK 367 million (tax benefit), consisting of current taxes of SEK (253) million and deferred taxes of SEK 620 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, we enter into certain derivative financial instruments. Approximately 32% of our total revenues are generated in U.S. dollars and approximately 23% are generated in SEK. Approximately 31% of our total expenses are incurred in U.S. dollars and approximately 30% are incurred in SEK. Although we seek to hedge the net effects of fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

	January-December	January-December
Average rates	2007	2008	Change

U.S. $	6.7607	6.5808	(3)%
British pounds	13.5281	12.0912	(11)%
Euro	9.2481	9.6055	4%

Closing rates	December 31, 2007	December 31, 2008	Change

U.S. $	6.4342	7.8212	22%
British pounds	12.8146	11.4303	(11)%
Euro	9.4508	10.9500	16%

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

Revenues from crude oil tankers increased SEK 283 million, or 9%, in the year ended December 31, 2008, to SEK 3,547 million from SEK 3,264 million in the year ended December 31, 2007, mainly due to higher charter rates in the spot market, partly offset by the weakening of the U.S. dollar with respect to the SEK. In the year ended December 31, 2008, we operated an average of 40 tankers (chartered in or owned), compared to 41 tankers (chartered in or owned) in the year ended December 31, 2007.

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

New Businesses Adactum.  Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 1,576 million, or 74%, in the year ended December 31, 2008, to SEK 3,694 million from SEK 2,118 million, in the year ended December 31, 2007, mainly due to the consolidation of Ballingslöv as of July 2008, together with increased business activity in all other subsidiaries. Of the total revenues in the year ended December 31, 2008, SEK 1,285 million were related to Ballingslöv, SEK 1,049 million to Blomsterlandet, SEK 1,330 million to Envac and SEK 30 million to Stena Renewable as compared to SEK 961 million related to Blomsterlandet, SEK 1,137 million related to Envac and SEK 17 million related to Stena Renewable in the year ended December 31, 2007.

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

Net gain/loss on sale of assets

Net Gain on Sale of Vessels, Ferry Operations.  In the year ended December 31, 2008, no vessel sales were made. In the year ended December 31, 2007, gains of SEK 146 million were recorded on the sale of the vessels Stena Carrier and Stena Searider.

Net Gain on Sale of Vessels, Shipping.  In the year ended December 31, 2008, gains of SEK 203 million were recorded on the sale of a product tanker, the sale of Stena Confidence and the sale of the RoRo vessel Stena Shipper. In the year ended December 31, 2007, gains of SEK 107 million were recorded on the sale of the RoRo vessel Mont Ventoux and on the sale of one of two newbuilt product tankers, delivered from a shipbuilder in China.

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

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased SEK 5 million, or 3%, in the year ended December 31, 2008, to SEK 182 million from SEK 187 million in the year ended December 31, 2007, mainly due to the sale of the RoRo vessel Stena Shipper in the first quarter of 2008, offset by the delivery of the newbuilt RoPax vessel BORJA in May 2007 and charter hire costs for the RoRo vessel Mont Ventoux, which was sold and chartered back in August 2007. Direct operating expenses for Roll-on/Roll-off vessels for the year ended December 31, 2008, were 43% of revenues as compared to 45% for the year ended December 31, 2007.

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

New Businesses Adactum.  Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses from Adactum operations increased SEK 1,102 million, or 63%, in the year ended December 31, 2008, to SEK 2,858 million from SEK 1,756 million in the year ended December 31, 2007, mainly due to the consolidation of Ballingslöv as of July 2008, together with increased business activity in all subsidiaries. Of the total operating expenses in the year ended December 31, 2008, SEK 904 million were related to Ballingslöv, SEK 977 million to Blomsterlandet, SEK 975 million to Envac and SEK 2 million to Stena Renewable as compared to SEK 874 million related to Blomsterlandet, SEK 872 million to Envac and SEK 1 million to Stena Renewable in the year ended December 31, 2007. Direct operating expenses for Adactum operations for the year ended December 31, 2008, were 77% of revenues, as compared to 83% for the year ended December 31, 2007.

Selling and administrative expenses

Selling and administrative expenses increased SEK 742 million, or 34%, in the year ended December 31, 2008, to SEK 2,920 million from SEK 2,178 million in the year ended December 31, 2007, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased personnel and consultancy costs and higher costs for advertising. Excluding Ballingslöv, selling and administrative expenses increased 19% in the year ended December 31, 2008. Total selling and administrative expenses in the year ended December 31, 2008, were 11% of total revenues, as compared to 10% for the year ended December 31, 2007.

Depreciation and amortization

Depreciation and amortization charges increased SEK 821 million, or 49%, in the year ended December 31, 2008, to SEK 2,501 million from SEK 1,680 million in the year ended December 31, 2007, mainly due to depreciation charges for the two first delivered DrillMAX vessels Stena DrillMAX and Stena Carron, together with other new vessels delivered and the consolidation of Ballingslöv as of July 10, 2008. The weakening of the U.S. dollar against the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, partly offset the increase in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net decreased by SEK 2,995 million in the year ended December 31, 2008, to SEK (2,994) million from SEK 1 million in the year ended December 31, 2007.

Share of associated companies’ results in the year ended December 31, 2008, refers to our portion of the results of Midelfart Sonesson, Gunnebo, MediaTec and Ballingslöv until it was accounted for as a subsidiary as of the third quarter of 2008. Share of associated companies’ results in the year ended December 31, 2007, refers to our portion of the results of Midelfart Sonesson, Ballingslöv, Gunnebo and MediaTec. As of December 31, 2008, our ownership of Midelfart Sonesson was 22.9%. As of December 31, 2007, our ownership of Midelfart Sonesson was 22.4% and the ownership in Ballingslöv was 28.6%. In the year ended December 31, 2008, Adactum increased its ownership in the listed company Gunnebo to 25.3%. In the year ended December 31, 2007, Adactum ownership in Gunnebo was 24.9%. In June 2007, Adactum acquired a 45% interest in MediaTec for a total investment of SEK 338 million. In the year ended December 31, 2008, its ownership decreased to 42.8%.

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

Interest expense for the year ended December 31, 2008, increased SEK 521 million to SEK (2,260) million from SEK (1,739) million for the year ended December 31, 2007. This includes interest expense for the debt in SPEs, which decreased SEK (51) million to SEK (365) million from SEK (416) million, partly as a result of the investment in the SPEs. Other interest expense increased SEK 572 million to SEK (1,895) million from SEK (1,323) million, due to increased financing of investments.

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

Income taxes

Income taxes for the year ended December 31, 2008, were SEK 367 million (tax benefit), consisting of current taxes of SEK (253) million and deferred taxes of SEK 620 million. The effective tax rate in 2008 was approximately (27)%. Income taxes for the year ended December 31, 2007, were SEK (632) million (tax expense), consisting of current taxes of SEK (151) million and deferred taxes of SEK (481) million. The effective tax rate in 2007 was approximately 14%. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and capital resources

Our liquidity requirements principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. In prior years, we met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of December 31, 2009, we had total cash and marketable securities of SEK 7,088 million as compared with SEK 9,174 million as of December 31, 2008.

For the year ended December 31, 2009, cash flows provided by operating activities amounted to SEK 7,084 million as compared to SEK 5,381 million in the year ended December 31, 2008. For the year ended December 31, 2009, cash flows used in investing activities amounted to SEK (6,456) million, including SEK (9,169) million related to capital expenditures. For the year ended December 31, 2008, cash flows used in investing activities amounted to SEK (7,397) million, including SEK (9,642) million related to capital expenditures. For the year ended December 31, 2009, cash flows used in financing activities amounted to SEK (907) million. For the year ended December 31, 2008, cash flows provided by financing activities amounted to SEK 2,714 million.

Total interest bearing debt as of December 31, 2009, was SEK 41,898 million, excluding debt in SPEs, as compared with SEK 45,490 million as of December 31, 2008. Interest bearing debt in SPEs as of December 31, 2009, was SEK 8,249 million as compared with SEK 9,492 million as of December 31, 2008. As of December 31, 2009, $168 million was utilized under the $1 billion revolving credit facility, of which $24 million was used for issuing bank guarantees and letters of credit. As of December 31, 2008, a total of $676 million was utilized under this facility, of which $18 million was used for the issuing of bank guarantees and letters of credit. There were no amounts outstanding under the $350 million revolving credit facility entered into by Stena Royal S.à r.l. (“Stena Royal”), a subsidiary in the unrestricted group, as of December 31, 2009 as compared with $90 million outstanding as of December 31, 2008. In June 2009, Adactum entered into a revolving credit facility of SEK 450 million. As of December 31, 2009 the utilized portion of this facility was SEK 200 million.

We believe that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings, other vessel acquisitions, and our commitment with respect to the Loch Ryan facility, and to fund anticipated working capital requirements.

Construction in Progress

Total construction in progress, which includes a DrillMAX drillship and other vessels on order as of December 31, 2009, was SEK 5,649 million as compared to SEK 7,555 million as of December 31, 2008. The remaining capital expenditure commitment for newbuildings on order as of December 31, 2009, was SEK 8,714 million, of which SEK 4,245 million is due during 2010 and SEK 4,469 million is due during 2011. Financing for approximately 75% of this unpaid balance has already been arranged. We plan to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2009, were as follows:

	Payments due by period

		Less than			More than	Not
	Total	one year	1-2 years	3-5 years	5 years	specified

	(SEK million)

Property loans	13,741	298	1,031	889	11,523
Other bank loans	17,813	939	3,424	2,109	11,341
Revolving credit facility	1,033					1,033
Other credit facilities	439	304				135
Senior Notes	6,147			1,100	5,047
Capital leases	2,043	135	181	204	1,523
Other interest bearing debt	682	682
Operating leases	7,037	1,751	1,541	1,036	2,709
Trade accounts payable	1,311	1,311
Total	50,246	5,420	6,177	5,338	32,143	1,168

Off Balance Sheet Arrangements

One of our subsidiaries and TeeKay have each guaranteed the performance of the obligations of one of the Stena/TeeKay joint ventures under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and TeeKay have also guaranteed the repayment by the other Stena/TeeKay joint ventures of loans from a group of banks. Our liability under these loans is limited to 50% of the amount outstanding under the loan agreements, including interest, charges, expenses and damages. As of December 31, 2009, the outstanding total loan amounts were $101 million.

Trend information

Charter rates for RoRo and RoPax vessels and freight volumes and rates in Northern Europe increased in the period between 2001 and July 2008. In particular, freight volumes increased by an average of approximately 5% per year during the period. Demand, driven by increases in global and regional trade, increased charter rates and freight volumes and rates on these vessels. Freight volumes in Northern Europe have in the past increased by approximately two times GDP growth in this area and a general economic downturn or slowdown could lead to decreased freight volumes and rates for our ferry operations and lower charter rates for our chartered out RoRo and RoPax vessels. As of the third quarter of 2008, freight volumes and rates and charter rates began to fall as a result of the global recession. All of our RoRo and RoPax vessels are on fixed charter contracts with expirations ranging from November 2010 (for one vessel) to 2013. In 2009, approximately 58% of the revenues of our ferry line business were generated by non-freight business. Going forward, the RoRo and ferry line freight businesses are exposed to the current economic climate and competition for customers’ products. There can be no assurance that freight volume and rates and charter rates will not decrease from current levels or that we will be able to charter our RoRo and RoPax vessels when our current charter contracts expire.

Charter rates for tankers increased in the period between February 2008 and August 2008 which marked the end of a “super cycle” for the tanker market. Demand, driven by increases in global trade and demand for crude oil, significantly increased charter rates. In October 2008, charter rates began to fall as a result of increased capacity and reduced demand for crude oil. By the end of 2008, rates stabilized at a lower level which generally continued during 2009. The decline in charter rates was also affected by the expected over-capacity of available tankers. Going forward, the tanker industry is exposed to the projected decrease in worldwide oil consumption, possible further decreases in OPEC production and deliveries of additional newbuildings. Our tankers subject to long term charters are not expected to be affected by the current events in the tanker market until the current charters expire. Tankers trading in the spot market are subject to changes in the demand for vessels and changes in market rates.

Charter rates for drilling rigs increased in the period between 2005 and 2008, primarily driven by increased offshore exploration and development activities as a consequence of increased demand for oil and depletion of existing offshore fields. In particular, charter rates for newer, larger rigs that are equipped to operate in deep water have increased over the last few years. In 2009, new charter rates were slightly affected by lower crude prices, reduced exploration as a result of lower exploration budgets on the part of oil companies and reduced forecasted demand for oil. All of our seven drilling units are on time charter with expirations ranging from November 2010 to 2014. Our DrillMAX newbuilding on order is not currently contracted. The unit is scheduled to be delivered during the first quarter of 2012. The demand for drilling units has been volatile and demand for drilling units and charter rates historically have fluctuated significantly with long-term sustained oil price changes. There can be no assurance that we will be able to obtain charters for our newbuilding not currently subject to charter at rates equal to our current day rates. We also cannot assure you that we will be able to charter our drilling units when our current charter contracts expire.

Application of Critical Accounting Policies

Our financial reporting up to 2007 was prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Effective from January 1, 2008, Stena prepares the financial reports in accordance with IFRS and IFRIC, as issued by IASB.

The change of accounting standards also includes a change of one comparative year meaning that opening balance in accordance with IFRS is January 1, 2007.

The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. The accounting principles applied by us that are deemed to be critical are discussed below.

Vessels lives.  Our vessels represent our most significant assets, together with our investment properties, and we state them at cost less accumulated depreciation. Depreciation of vessels, which includes depreciation of vessels under capital leases, is computed using the straight-line method over estimated service lives of 10 to 25 years. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

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

Accounting policies

Except as described below, the accounting policies applied are consistent with those applied to the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following revised standard is mandatory for the first time for the financial year beginning January 1, 2009.

•	IAS 1 (revised), “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All “non-owner changes in equity” are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

We have elected to present two statements: an income statement and a statement of comprehensive income. Other new statements with implementation beginning in 2009 have either been implemented prior to 2009 or have no effect on the consolidated financial reports of Stena AB.

IFRS that have been issued but are not yet effective

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after January 1, 2010 or later periods, but the group has not early adopted them:

•	IFRIC 17, ’Distribution of non-cash assets to owners’ (effective on or after July 1, 2009). The interpretation is part of the IASB’s annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The group and Company will apply IFRIC 17 from January 1, 2010. It is not expected to have a material impact on the group’s or the Company’s financial statements.
•	IAS 27 (revised), ’Consolidated and separate financial statements, (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The group will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010.
•	IFRS 3 (revised), ‘Business combinations’ (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.
•	IAS 38 (amendment), ‘Intangible Assets’. The amendment is part of the IASB’s annual improvements project published in April 2009 and the group and Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment will not result in a material impact on the group’s or the Company’s financial statements.
•	IFRS 5 (amendment), ’Measurement of non-current assets (or disposal groups) classified as held-for-sale’. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirements of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The group and Company will apply IFRS 5 (amendment) from January 1, 2010. It is not expected to have a material impact on the group’s or the Company’s financial statements.

•	IAS 1 (amendment), ‘Presentation of financial statements’. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The group and Company will apply IAS 1 (amendment) from January 1, 2010. It is not expected to have a material impact on the group’s or the Company’s financial statements.

Item 6.	Directors, Senior Management and Employees

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

The following table sets forth the name, year of birth and position of each of our directors as of March 31, 2010.

Name	Year born	Title

Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director(1)
Sune Carlsson	1941	Director
Åke Plyhm	1951	Director
Anne-Marie Pouteaux	1951	Director
Jörgen Lorén	1961	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Pia Carlsson	1969	Deputy Director (Employee Representative)

(1)	For details of Mr. Dan Sten Olsson’s share ownership, see section “Principal Shareholders.”

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed chairman of the board of Stena AB in 2000. Mr. Jeansson also serves as a director on the board of Stena Metall. Mr. Jeansson is chairman of the boards of BIL Sweden, Haléns Holding, Handel & Industri AB, the Volvo Pensionsstiftelse and chairman of Sixth Swedish National Pension Fund. Mr. Jeansson also serves as director of Volvo Lastvagnar

AB, Volvo Construction Equipment and Orkla ASA. Mr. Jeansson is a member of the Swedish Council for the Sale of Shares in State-owned Companies.

Dan Sten Olsson has served as chief executive officer and a director of Stena AB since 1983. Mr. Olsson also serves as member or chairman of the board of a majority of the main companies in the Stena Sphere. Mr. Olsson is also Chairman of the Board of the Swedish Ship Owner’s Association. Mr. Olsson has been employed by Stena AB since 1972.

Sune Carlsson has served as a director of Stena AB since June 2008. Mr. Carlsson is a former President and CEO of AB SKF and Executive Vice President of ASEA AB and ABB Ltd. Mr. Carlsson is chairman of the board of Atlas Copco AB and also serves as a director of Investor AB and Autoliv Inc.

Åke Plyhm has served as a director of Stena AB since June 2008. Mr. Plyhm also serves as a member of the board of directors of Stena Line Holding BV. Mr Plyhm is chairman of the board of Aditro AB and SentoClone and also serves as a director of the board of Saab Combitech AB, ITH/Immune Therapy Holdings and Litorina Holding AB. Mr. Plyhm is a member of the board of the Swedish Enterprise Federation.

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

Other Key Employees

Christel Armstrong Darvik (born 1953) has served as Managing Director of Stena Fastigheter AB since October 1, 2006. She is the chairman of the board of directors of Stena Realty BV and a member of the board of directors of Specialfastigheter Sverige AB and Svenska Mässan. Mrs. Armstrong Darvik has been employed in the Stena Sphere since 2006.

Gunnar Blomdahl (born 1955) has served as Managing Director of Stena Line Holding B.V. since January 2003. He has held a number of senior management positions at Stena Line since 1997, including as Area Director in charge of Stena Line’s Irish Sea operations from 2001 to 2003.

Peter Claesson (born 1965) has served as Director of Finance of Stena AB since January 1, 2008. Mr. Claesson is a member of the board of directors of many of our companies, Meda and of the mutual insurer The Swedish Club. Mr. Claesson has been employed in the Stena Sphere since 2008.

Claes Davidsson (born 1950) has served as Director of Ship Management and HR since 2003. Mr. Davidsson also serves as chairman of NMM in Glasgow, Scotland and of Austen Maritime PTE Ltd., Singapore. Mr. Davidsson has been employed in the Stena Sphere since 1983.

Staffan Hultgren (born 1961) has served as Vice President and Deputy CEO of Stena AB since January 1, 2010. He also serves as the principal financial officer of Stena AB. Previously he served as Director of Business Administration of the Company. Mr. Hultgren is a member of the board of directors of many of our companies. Mr. Hultgren has been employed in the Stena Sphere since 2004.

Hugh Ferguson (born 1954) has served as Managing Director of NMM since January 1, 2010. From 2007 to 2009 he served as General Manager of NMM. Mr. Ferguson is a member of the board of directors of several of our companies. Mr. Ferguson has been employed in the Stena Sphere since 1984.

Harry Robertsson (born 1956) has served as Technical Director of Stena Rederi since 1999. Mr. Robertsson has worked in the technical department of Stena Rederi since 1996. From 1984 to 1996 he held positions in a shipyard and in marine consultancy firms.

Ulf Ryder (born 1952) has served as Managing Director of Stena Bulk since 1983 and as a director of Stena Bulk since 1982. Mr. Ryder is a member of the board of directors of several of our companies. Mr. Ryder has been employed in the Stena Sphere since 1982.

Bo Severed (born 1955) has served as Managing Director of Stena RoRo since 2008. Mr. Severed is a member of the board of directors of several of our companies. He was a member of the board of Stena Line Holding BV from 1998 to 2008. Mr. Severed has held various executive positions within Stena Line including Managing Director from 1998 and 2003. Mr. Severed was employed in the Stena Sphere during the majority of the years 1988 to 2003 and then rejoined the Stena Sphere in 2008.

Martin Svalstedt (born 1963) has served as Managing Director of Stena Adactum since 2002. Mr. Svalstedt also serves as chairman of Ballingslöv, Envac, Gunnebo, MediaTec and Stena Renewable and as board member in Gislaved Folie AB and Stena Adactum.

Tom Welo (born 1947) has served as Managing Director of Stena Drilling Ltd. since 1995. Mr. Welo is a member of the board of directors of several of our companies.

Compensation of Directors

For the year ended December 31, 2009, the aggregate compensation paid by Stena AB to its directors (a total of eight persons) amounted to approximately SEK 14 million.

Audit Committee

Following a decision by the board on December 20, 2006, we established an audit committee. At the same time, the board approved the charter for the audit committee.

Lennart Jeansson (chairman of the board of Stena AB), John Lindkvist (Chief Financial Officer of Stena Metall AB), Staffan Hultgren (Vice President and Deputy CEO of Stena AB) and Anne-Marie Pouteaux (external counsel to the Company and member of the board of Stena AB) are members of the audit committee. Mr. Lennart Jeansson acts as chairman of the audit committee.

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

The audit committee is appointed by and can be removed by the board of directors and shall have at least three meetings per year.

Employees

The chart below sets forth the average number of employees in each of our principal business areas for the three years ended December 31, 2009.

	2007	2008	2009

Ferry operations	5,710	5,778	5,798
Drilling	755	968	1,002
Shipping	738	842	817
Property operations	261	279	286
New businesses Adactum	968	1,791	2,253
Other	87	84	80

Total	8,519	9,742	10,236

In addition to the employees referred to above, NMM employed approximately 4,800 persons in 2009 in external ship management services, as compared to 4,816 persons in 2008 and 4,842 persons in 2007.

We have good relations with our work force and the labor unions representing our employees.

Options

No options exist to purchase securities from us.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of March 31, 2010:

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

Our Articles of Association contain a restriction on the transfer of our shares. Pursuant to the articles, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and the late Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993 or lineal descendants of Sten A. Olsson and the late Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the Articles of Association, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision. In addition, under the Swedish Companies Act, shareholder resolutions in the ordinary course of business require the vote of a majority of shares voting thereon, and extraordinary items (including amendments to the Articles of Association other than the amendment to the put option described above) require support by shareholders holding at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the shareholders meeting. Holders of at least 10% of the outstanding shares have the right to require us to pay dividends within certain statutory parameters.

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

Concordia

Concordia and the Company (indirectly through Stena Bulk AB, a wholly owned subsidiary of the Company) are parties to an allocation agreement (the “Allocation Agreement”) pursuant to which Concordia may elect to participate 100%, 50% or not to participate in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No allocations were made in 2007, 2008 or 2009. The net outcome of the agreement, including results of forward contracts, was SEK 0 million in each of the years 2007, 2008 and 2009.

We provide certain services to Concordia such as administration, marketing, commercial management, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, offices and office services for Concordia’s personnel and certain financial and other services. We earned fees for these services of SEK 25 million in each of the years 2007 and 2008, respectively, and SEK 34 million in 2009.

Sessan

Since June 1999, we have served as the business manager of Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita, which is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager of Sessan for its 50% participation in the shuttle tanker Stena Spirit, which is chartered pursuant to a 10-year contract to Petrobras in Brazil. We earned total fees for these services of SEK 1.5 million in each of the years 2007, 2008 and 2009.

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

In December 2002, we sold the remaining 50% of the RoPax vessel Stena Jutlandica to Sessan who acquired the first 50% of this vessel from us in 1996. The vessel is chartered back under an operating lease, for which we paid charterhire of SEK 59 million in each of the years 2007 and 2008, respectively, and SEK 45 million in 2009.

Sessan has invested in shares in Meda. In 2008, there was a new share issue in the amount of SEK 1,511 million. Stena AB guaranteed the new share issue. The new share issue was oversubscribed and Stena AB did not need to honor its guarantee. However, Stena Investment Cyprus acquired 11,191,939 shares (3.7% of the votes) in Meda for SEK 392 million. Sessan had an option to acquire these shares at a minimum price of SEK 38.50 per share, which was settled with a cash payment of SEK 165 million.

In 2009, we acquired three office buildings in Houston, the U.S., from Sessan for SEK 179 million.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 1,781 million, SEK 3,012 million and SEK 1,941 million in 2007, 2008 and 2009, respectively.

We paid charterhire for vessels to Stena Metall at an amount of SEK 89 million for 2007 and of SEK 139 million for 2008. There were no charters in 2009.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2007, 2008 and 2009 for these services.

In 2007, two vessels, Stena Carrier and Mont Ventoux, were sold to Stena Metall at market value and chartered back under operational leases.

In December 2008, we acquired the vessels Stena Nordica, Stena Freighter, Stena Carrier and Mont Ventoux from Stena Metall at market value for a total of SEK 1,443 million. The consideration was paid through (i) the issuance of a loan note of SEK 682 million, bearing interest at market rate and maturing on August 31, 2010, and (ii) the assumption by us of the outstanding bank loans relating to the acquired assets for a total amount of SEK 761 million.

Olsson Family

We rent office space from members of the Olsson family. In each of the years 2007, 2008 and 2009, we paid SEK 40 million, SEK 45 million and SEK 39 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In each of the years 2007, 2008 and 2009, members of the Olsson family paid us SEK 12 million, SEK 12 million and SEK 13 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

Item 8.	Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-80.

Legal Proceedings

In August 2007, Transocean Offshore Deepwater Drilling Inc. (“Transocean”) brought a patent infringement suit against Stena Drilling Limited (“Stena Drilling”) in the United States District Court for the Southern District of Texas (“the Texas Action”). Transocean alleged that Stena Drilling infringed four U.S. patents owned by Transocean by virtue of certain acts of selling and/or offering for sale the Stena DrillMAX I and III vessels. In September 2007, Stena Drilling answered Transocean’s complaint and filed a motion to dismiss the Texas Action on jurisdictional grounds. In May 2008, Stena Drilling’s motion to dismiss the Texas Action was granted and Transocean’s claims against Stena Drilling were dismissed for lack of jurisdiction.

In November 2008, Transocean filed a second patent infringement suit against Stena Drilling in the United States District Court for the Southern District of Texas (the “second Texas Action”),

originally naming Stena Drilling, Stena DrillMAX Limited and Stena DrillMAX III Limited as defendants, and later adding Stena DrillMax I Limited and Stena DrillMax I (Hungary) Kft as additional defendants (the “Stena Defendants”). In the second Texas Action, Transocean alleges that the Stena Defendants infringed four U.S. patents owned by Transocean by virtue of certain acts of selling, offering for sale and/or using the DrillMAX I vessel in the United States and selling and/or offering for sale the DrillMAX III vessel within the United States. The Stena Defendants answered Transocean’s complaint in the second Texas Action in December 2008 and July 2009 by alleging non-infringement, invalidity and unenforceability of Transocean’s patent claims. Stena DrillMAX III Limited (“Stena III”) also filed a motion to dismiss Transocean’s claims against it on jurisdictional grounds, which was denied. The second Texas Action has been administratively stayed since August 2009, pending a ruling of a Federal appeals court in another case involving Transocean and a third party and the same patents in which the lower court found the four Transocean patents to be invalid.

We believe it is highly unlikely that any unfavorable outcome in this case will materially impact Stena Drilling’s ability to perform its obligations under the current charter contracts for the DrillMAX vessels.

We are also a party to various routine legal and regulatory proceedings arising in the ordinary course of business. Such claims are generally covered by insurance, subject to customary deductibles. We do not believe that any liabilities that may result from such legal proceedings will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

Dividends

We paid a cash dividend of SEK 550 million, SEK 390 million and SEK 190 million for the years ended December 31, 2007, 2008 and 2009, respectively. The dividends are made out of unrestricted earnings in the shareholders’ equity and paid out the year after the respective financial year.

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

The obligations of Stena Holland BV and SSAG under the revolving credit facility are secured by, among other things, first priority security interests on Stena Baltica, Stena Carisma (and its linkspans), Stena Clyde, Stena Don, Stena Danica, Stena Europe, Stena Forecaster, Stena Forerunner, Stena Foreteller, Stena Forwarder, Stena Germanica, Stena Nautica, Stena Saga, Stena Scandinavica, Stena Scanrail, Stena Spey, Stena Tay, and the Holyhead and Stranraer ports. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of any debt secured by a prior mortgage therein) to 140% of the facility amount.

The revolving credit facility imposes various financial and operating covenants upon the restricted group. Among other things, the principal financial covenants (i) require us to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and cash equivalents of not less than $50 million, (iii) require our net debt to be no greater than 65% of the capitalization, and (iv) require us to maintain ownership of the security parties that, at the date of execution of the credit facility agreement, are members of the Stena AB group.

As of December 31, 2009, the amount of indebtedness under the revolving credit facility was $144 million plus $24 million used in connection with guarantees and letters of credit.

Adactum secured bank facility.  On June 30, 2009, Adactum entered into a new secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ) with a total principle amount of SEK 450 million. The facility matures on June 30, 2012 and bears interest at a rate based on Stockholm Interbank Offered Rates plus an applicable margin of 3.0%. Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The facility includes a cross-default provision ($15 million threshold) with respect to debt of Stena, Adactum or any present or future subsidiary of Stena. As of December 31, 2009, SEK 200 million under the facility was utilized. The facility is non-recourse to Stena AB.

Stena Royal S.à r.l. secured bank facility.  On September 28, 2007, Stena Royal entered into a new $350 million secured revolving credit facility with Svenska Handelsbanken AB (publ) and Nordea Bank Sweden AB (publ). The facility matures on September 28, 2012. The facility bears interest at a rate based on LIBOR, EURIBOR or Stockholm Interbank Offered Rates, as applicable depending on currency drawn down, plus an applicable margin of 0.45% to 0.70%, depending on the ratio between the aggregated drawn down amount and the value of the underlying security. Stena Royal may select every time it borrows funds under the facility an interest period of three or six months or such other period as may be agreed up to a maximum of twelve months. Interest is payable at the end of the relevant interest period. The medium and long-term investment portfolios held by Stena Royal are pledged as security for the facility. The facility does not include any cross-default provision. As of December 31, 2009, $0 million was utilized under the facility.

Debt in SPEs.  As of December 31, 2009, we had investments, through unrestricted subsidiaries, in four SPEs: Canyon Capital CDO-2002 Ltd, Canyon Capital CLO-2004 Ltd, Canyon Capital CLO-2006 Ltd and Canyon Capital CLO-2007 Ltd. The assets and liabilities of the SPEs are consolidated in our financial statements, although the debt of the SPEs is non-recourse to Stena.

As of December 31, 2009, Canyon Capital CDO-2002 Ltd, Canyon Capital CLO-2004 Ltd and Canyon Capital CLO-2006 Ltd, had issued senior secured notes to fund their portfolio investments in the U.S. high yield bond and corporate loan markets.

As of December 31, 2009, the total outstanding debt of all SPEs was SEK 8.2 billion. The remaining funding for the SPEs has been provided by the Company and other investors as subordinated secured notes and preferred share capital.

Canyon Capital CDO-2002 Ltd issued senior secured notes maturing in May 2014, consisting of $222 million Class A notes, $10.9 million Class B notes and $11.2 million Class C notes. The Class A and B notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.60% and 3.75%, respectively, and the Class C notes bear a fixed interest rate of 12.88%. Interest is payable semiannually. Canyon Capital CLO-2004 Ltd issued notes maturing in October 2016, consisting of $200 million Class A1 notes, $77.5 million Class A2 notes, $36 million Class B notes, $29 million

Class C notes and $16 million Class D senior secured notes. The Class A, B, and C notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.37%, 1.25% and 2.50%, respectively, and the Class D notes bear a fixed interest rate of 12.88%. Canyon Capital CLO-2006 Ltd issued senior secured notes maturing in August 2020, consisting of $266 million Class A notes, $15.2 million Class B notes, $22.8 million Class C notes, $22.8 million Class D notes and $13.3 million Class E notes. The notes bear interest at a variable rate of LIBOR plus a margin of 0.25-0.27% for Class A notes and 0.42%, 0.70%, 1.60% and 3.75% for Class B, C, D and E notes, respectively. Interest is payable semi-annually. Each series of notes is secured by the underlying securities held by the issuing SPE. Canyon Capital CLO-2007 is currently being restructured including reduction of assets and refinancing of existing funding. Current funding, maturing in 2011, bears interest at a variable rate of LIBOR, plus a margin of 1.75% from March 2010.

Senior Notes due 2013 and Senior Notes due 2016.  As of December 31, 2009, we had outstanding $153 million principal amount of 7.5% Senior Notes due 2013 and $129 million principal amount of 7% Senior Notes due 2016. In 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016. The 7.5% Senior Notes, issued in November 2003, mature on November 1, 2013, and interest is payable semi-annually on May 1 and November 1 of each year. The 7.5% Senior Notes are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The 7% Senior Notes, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The 7% Senior Notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2009. The indentures governing the notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

Senior Notes due 2017, Senior Notes due 2019 and Senior Notes due 2020.  As of December 31, 2009, we had € 300 million principal amount of 6.125% Senior Notes due 2017 outstanding and € 102 million principal amount of 5.875% Senior Notes due 2019 outstanding. In addition, as of March 31, 2010, we had € 200 million principal amount of 7.875% Senior Notes due 2020 outstanding. The 6.125% Senior Notes, issued in February 2007, mature on February 1, 2017, and interest is payable semi-annually on February 1 and August 1 of each year. The 5.875% Senior Notes, issued in February 2007, mature on February 1, 2019, and interest is payable semi-annually on February 1 and August 1 of each year. The 7.875% Senior Notes, issued in March 2010, mature on March 15, 2020, and interest is payable semi-annually on March 15 and September 15 of each year. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary indebtedness and limitations on liens on capital markets indebtedness. The notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

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

Other

Property-related debt.  As of December 31, 2009, we had bank facilities and mortgage loans secured by the real estate, buildings and land in our real estate business segment of approximately SEK 13.7 billion that are denominated in SEK and euros, with maturities from 2010 through 2025. These facilities and loans are non-recourse to Stena AB.

Other interest bearing debt.  As of December 31, 2009, we were obligated with respect to the guarantees of lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 20.8 billion. These are denominated in U.S. dollars, British pounds, euro and SEK.

Exchange Controls and Other Limitations Affecting Security Holders

None.

Taxation

Not Applicable.

Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer. In accordance with these requirements, we file reports and other information with the SEC. These materials, including the Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website that contains reports and other information regarding issuers that file electronically with the SEC. The website address is http://www.sec.gov. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 202-551-8090.

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

Transaction Exposure

Our revenues and expenses, as reported in Swedish kronor, are significantly affected by fluctuations in euro and the Norwegian kronor. When the Swedish kronor appreciates against other currencies, our revenues and expenses as reported in Swedish kronor may decrease and when the Swedish kronor declines against other currencies, our revenues and expenses as reported in Swedish kronor may increase. Future changes in exchange rates may also impact our reported revenues and expenses.

We use forward exchange contracts to seek to hedge against the risk of adverse movements in currency exchange rates of future payment flows from firm commitments such as bunker fuel purchases. Contracts related to hedging of anticipated sales and purchases of foreign currency normally do not exceed 12 months.

Translation Exposure

Our policy is to hedge our translation exposure risk primarily on our net exposures by currency. Our management regularly reviews our assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of adverse foreign currency fluctuations.

We seek to manage our exposure from the risk of adverse foreign currency fluctuations arising from certain assets and liabilities denominated in foreign currencies. Group companies operate in local currencies or in U.S. dollars. Our financial exposure is managed through us generally maintaining loans and investments in the same currency. In companies with loans and investments in foreign currencies, hedging is carried out in accordance with our financial policy. We primarily use forward exchange contracts and currency swaps and, to a lesser extent, purchased foreign currency options to manage our foreign currency translation exposure.

After taking into account hedging instruments as above, we recorded net translation exchange gains/(losses) of SEK 241 million and SEK (313) million for the financial years ended December 31, 2008 and 2009, respectively. This equals 0.25% and (0.34%) of total assets of SEK 97.4 billion and SEK 92.2 billion as of December 31, 2008 and 2009, respectively.

Equity Exposure

When we prepare our consolidated financial statements, the net assets of our foreign subsidiaries and part of our affiliated companies are translated to Swedish kronor at the exchange rate in effect on the date of the balance sheet. To the extent that the currency exposure from the net assets of certain foreign subsidiaries is hedged, we use foreign exchange contracts. We record translation differences arising from net assets of foreign subsidiaries directly to stockholders’ equity.

The book value of our net assets of subsidiaries denominated in a foreign currency, as of December 31, 2008 and 2009, was approximately SEK 18.6 billion and SEK 18.1 billion, respectively. The net assets are expressed mainly in Swedish kronor, Euro, British pounds and U.S. dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our such subsidiaries would affect our shareholders’ equity as of December 31, 2009 by SEK 180 million. In 2009, our shareholders’ equity decreased by SEK (2.1) billion due to exchange rate differences and after net impact of equity hedge adjustments (see also our Consolidated Statement of Changes in Shareholders’ Equity).

Bunker Fuel Exposure

Our expenses are also significantly affected by fluctuations in the price of bunker fuel oil used for propulsion, primarily in our ferry operations.

We use fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the price of oil. Contracts related to hedging of bunker fuels normally extend to 12 to 24 months but can be for terms of up to three years based on management’s assessment of acceptable risk levels and future oil prices (see also Note 34 in our Consolidated Financial Statements).

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

We recorded net gains from currency and interest rate trading activities of SEK 92 million and SEK 49 million for the financial years ended December 31, 2008 and 2009, respectively.

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

At the end of 2009, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest-bearing debt consisted of approximately 40% floating rate borrowings, 15% fixed rate borrowings and 45% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2009, to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity Securities Rate Risks

At December 31, 2009, the fair value of our marketable securities and short-term investments (excluding restricted cash) amounted to SEK 2.6 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 26 million. Under IFRS, movements in fair value of these investments will result in an immediate change to our financial statements.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Controls and Procedures.  An evaluation of our disclosure controls and procedures was conducted as of December 31, 2009, (the “Evaluation Date”) under the supervision of our Chief Executive Officer and Principal Financial Officer.

Limitations on Effectiveness of Controls.  Our Chief Executive Officer and Principal Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Effectiveness of Disclosure Controls.  Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Principal Financial Officer have concluded that, as of the Evaluation Date and subject to the limitations discussed above, our disclosure controls and procedures are effective.

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

On April 25, 2008, our Board of Directors determined that Staffan Hultgren qualifies as an “audit committee financial expert” within the meaning of Item 16A of this Annual Report. Mr. Hultgren is our Vice President, Deputy CEO and Principal Financial Officer and is, therefore, not “independent”.

Item 16B.	Code of Ethics

On April 23, 2004, our Board of Directors adopted a code of ethics (the “Code of Ethics”) that applies to our Chief Executive Officer, Chief Financial Officer, Chief Controller and Chief Accounting Officer. A copy of the Code of Ethics is filed as an exhibit to the Annual Report filed June 14, 2004. We have amended our code of ethics to provide that the code now applies to our Chief Executive Officer, Principal Financial Officer, Director of Business Administration, Director of Finance and Chief Accounting Officer. A copy of our amended code is filed as an exhibit to the Annual Report filed April 29, 2008.

Item 16C.	Principal Accountant Fees and Services

Fees and Services

Aggregate fees for professional services rendered by auditors and advisors for the years ended December 31, 2008 and 2009 were:

SEK in million	2008	2009

KPMG:
Audit fees	20	24
Tax service fees	20	32
Other audit related service fees	6	8

Total KPMG	46	64

Other auditors
Audit fees	2	3
Tax service fees	11	11
Other service fees	5	12

Grand total	64	90

The audit fees for the years ended December 31, 2008 and 2009, were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. The other audit related service fees for the years ended December 31, 2008 and 2009 include fees for supporting guidelines concerning accounting practices and standards.

Tax service fees for the years ended December 31, 2008 and 2009, were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The Other service fees category for the years ended December 31, 2008 and 2009, includes fees primarily related to other general consulting.

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

During 2009, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Not Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements and schedules, together with the reports of KPMG thereon, are filed as part of this Annual Report.

Other Schedules have been omitted because the required information is not applicable or is included in our Consolidated Financial Statements.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report.

Exhibit
Number

1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002 (the “2002 Registration Statement”)).*

2.1	Indenture dated as of November 23, 2004, between the Company and JPMorgan Chase Bank, N.A., as trustee, relating to the Company’s 7% Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (file number 333-121464) filed with the SEC on December 20, 2004 (the “2004 Registration Statement”)).*

2.2	Indenture dated as of February 8, 2007, between the Company and Deutsche Bank AG, as trustee, relating to the Company’s 6.125% Senior Notes due 2017*

Exhibit
Number

2.3	Indenture dated as of February 14, 2007, between the Company and Deutsche Bank AG, as trustee, relating to the Company’s 5.875% Senior Notes due 2019*

2.4	Indenture dated as of March 16, 2010, between the Company and Deutsche Bank AG, as trustee, relating to the Company’s 7.875% Senior Notes due 2020.**

4.1	Facility Agreement dated December 8, 2004, between Stena International BV and Stena (Switzerland) AG as Borrowers and Citigroup Global Markets Ltd., DnB NOR Bank ASA, HSBC Bank Plc, J.P. Morgan Plc, Nordea Bank Sverige AB publ, and Svenska Handelsbanken AB (publ).*

4.2	Registration Rights Agreement, dated November 27, 2002, between the Company, J.P. Morgan Securities Inc., ABN AMRO Incorporated, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Registration Statement).*

4.3	Registration Rights Agreement, dated December 2, 2003, between the Company, J.P. Morgan Securities Inc., ABN AMRO Bank N.V., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2003 Registration Statement).*

4.4	Registration Rights Agreement, dated November 23, 2004, between the Company and J.P.Morgan Securities Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 4.3 to the 2004 Registration Statement).*

4.5	Multi Currency Revolving Credit Facility, dated September 28, 2007, between Stena Royal S.ar.l. and Svenska Handelsbanken AB (publ).*

4.6	Amendment No. 1 to Multi Currency Revolving Credit Facility, dated December 17, 2007, between Stena Royal S.ar.l. and Svenska Handelsbanken AB (publ).*

8	List of Subsidiaries of the Company.**

11 .	Code of Ethics relating to the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Stena AB (publ) (incorporated by reference to Exhibit 11 to the Company’s annual report on Form 20-F filed with the SEC on June 14, 2004.)*

11.1	Amended Code of Ethics relating to the Chief Executive Officer, Principal Financial Officer and Chief Accounting Officer of Stena AB (publ).*

12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated April 30, 2010.**

12.2	Certification of Staffan Hultgren, Principal Financial Officer of Stena AB, dated April 30, 2010.**

13.1	Certification of Chief Executive Officer and Principal Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*	Previously filed with the SEC and incorporated herein by reference.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 30, 2010	STENA AB (publ)

By:	/s/ Dan Sten Olsson
Name: Dan Sten Olsson
Title: Chief Executive Officer

By:	/s/ Staffan Hultgren
Name: Staffan Hultgren
Title: Principal Financial Officer

FINAL

Consolidated Financial Statements

Stena AB (publ)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Stena AB:

We have audited the accompanying consolidated balance sheets of Stena AB (the “Company”) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 38 to the consolidated financial statements, the Company changed its basis of accounting to IFRS as issued by the IASB during the year ended December 31, 2008. Consequently, the Company’s consolidated financial statements for 2007 referred to above have been restated to conform with IFRS as issued by the IASB. Prior to adoption of this new basis of accounting, the Company prepared financial statements in accordance with accounting principles generally accepted in Sweden.

Gothenburg, Sweden
April 23, 2010
KPMG AB

Thomas Thiel

Stena AB Group

Consolidated Income Statements

		Years ended 31 December
		2007	2008	2009	2009
In million	Note	SEK	SEK	SEK	USD1)

Revenues
Ferry operations		9,868	10,309	9,599	1,335
Drilling		3,842	6,087	8,112	1,129
Shipping		3,830	4,171	3,088	429
Investment properties		1,989	2,085	2,335	325
New Businesses — Adactum		2,118	3,694	4,797	667
Other		8	48	3

Total revenues		21,665	26,394	27,934	3,885
Net gain on sales of assets	4	350	372	179	25

Total other income		350	372	179	25

Net valuation on investment properties	14	397	(294)	(301)	(42)

Total income	3	22,402	26,472	27,812	3,868

Direct operating expenses
Ferry operations		(6,623)	(7,483)	(7,033)	(978)
Drilling		(1,729)	(2,258)	(2,722)	(379)
Shipping		(3,174)	(3,329)	(3,124)	(434)
Investment properties		(784)	(739)	(804)	(112)
New Businesses — Adactum		(1,756)	(2,858)	(3,476)	(483)
Other		(19)	(12)	(29)	(4)

Total direct operating expenses		(14,085)	(16,679)	(17,188)	(2,390)

Gross profit		8,317	9,793	10,624	1,478

Selling expenses	19	(764)	(1,131)	(1,305)	(181)
Administrative expenses	5	(1,413)	(1,789)	(1,902)	(264)
Depreciation and amortization	3	(1,680)	(2,501)	(3,415)	(475)

Income from operations	3, 35	4,460	4,372	4,002	558
Share of associated companies’ results	6	(61)	(80)	24	3
Result from securities and receivables accounted for as fixed assets	7	1,064	(1,990)	(265)	(37)
Other interest income and similar profit/loss items	8	944	1,383	836	116
Interest expense and similar profit/loss items	9	(1,946)	(2,307)	(2,253)	(313)

Finance net		1	(2,994)	(1,658)	(231)

Income before taxes		4,461	1,378	2,344	327

Income taxes	10	(632)	367	20	3
Profit for the year from continuing operations		3,829	1,745	2,364	330
Earnings attributable to:
Equity holders of the Parent Company		3,808	1,752	2,401	334

Minority interests		21	(7)	(37)	(4)

Net income		3,829	1,745	2,364	330

1)	Unaudited-Note 1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB Group

Consolidated Statements of Comprehensive Income

	Years ended 31 December
	2007	2008	2009
In million	SEK	SEK	SEK

Profit for the year	3,829	1,745	2,364
Other comprehensive income
Change in fair value reserve, net of tax	(66)	(2,077)	939
Change in Cash flow hedges, net of tax	3	(1,328)	626
Change in currency translation differences	(58)	3,192	(2,097)
Change in equity hedge, net of tax	265	(201)	107
Other comprehensive income for the year, net of tax	3,973	1,331	1,939
Other comprehensive income attributable to:
owners of the company	3,964	1,302	1,995
minority interest	9	29	(56)
Total comprehensive income for the year	3,973	1,331	1,939

See also note 23

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB Group

Consolidated Balance Sheets

		Year ended 31 December
		2008	2009	2009
In million	Note	SEK	SEK	USD1)

ASSETS
Noncurrent assets
Intangible assets	11
Goodwill		1,512	1,376	192
Trademarks		842	807	112
Distribution agreements		489	425	59
Other intangible assets		195	181	25

Total intangible assets		3,038	2,789	388
Tangible fixed asset
Vessels	12	24,391	27,257	3,791
Construction in progress	12	7,555	5,649	786
Equipment	12	1,373	2,182	303
Buildings and land	13	898	901	127
Ports	13	946	915	126

Total tangible fixed assets		35,163	36,904	5,133
Investment properties	14	23,320	24,040	3,344
Financial fixed assets
Investment in associated companies	6	932	1,115	155
Investment in SPEs	15	9,973	8,174	1,137
Marketable securities	16	2,650	2,211	308
Other noncurrent assets	17, 24	5,771	4,655	648
Total financial fixed assets		19,326	16,155	2,248
Total noncurrent assets		80,847	79,888	11,113
Current assets
Inventories	18	675	615	85
Trade debtors	19	3,649	3,284	457
Other current receivables	19	3,532	1,721	239
Prepaid expenses and accrued income	19	1,694	1,820	253
Short-term investments	20	5,093	3,694	514
Cash and cash equivalents	21	1,431	1,183	165
Fixed assets held for sale	22	448

Total current assets		16,522	12,317	1,713
Total assets	3	97,369	92,205	12,826

1)	Unaudited-Note 1

The accompanying notes form an integral part of these Consolidated Financial Statements.

		Year ended 31 December
		2008	2009	2009
In million	Note	SEK	SEK	USD1)

SHAREHOLDERS’ EQUITY AND LIABILITIES
Equity attributable to equity holders of the company	23
Share capital		5	5	1
Reserves		1,186	780	108
Retained earnings		24,151	25,723	3,577
Net income		1,745	2,364	330

Equity attributable to equity holders of the company		27,087	28,872	4,016

Minority interest		367	311	43

Total equity		27,454	29,183	4,059
Noncurrent liabilities
Deferred income taxes	24	3,571	3,646	507
Pension liabilities	25	1,267	1,122	156
Other provisions	26	2,029	1,920	267
Long-term debt	27	34,671	31,485	4,380
Debt in SPEs	15	9,492	8,249	1,147
Senior Notes	28	6,622	6,147	855
Capitalized lease obligations	29	1,991	1,908	265
Other noncurrent liabilities	30	2,654	1,163	163

Total noncurrent liabilities		62,297	55,640	7,740
Current liabilities
Short-term debt	27	1,389	1,541	214
Capitalized lease obligations	29	135	135	19
Trade accounts payable		1,220	1,311	182
Income tax payable		79	150	21
Other current liabilities		1,951	2,011	280
Accrued costs and prepaid income	31	2,844	2,234	311
Total current liabilities		7,618	7,382	1,027

Total equity and liabilities		97,369	92,205	12,826
Pledged assets	32	53,464	58,610	8,153
Commitments and contingent liabilities	32	3,058	3,780	526

1)	Unaudited-Note 1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB Group

Consolidated statement of changes in shareholders’ equity

	Attributable to equity holders of the company
					Retained
					earnings
		Fair			including
	Share-	value	Hedging	Translation	Net		Minority	Total
SEK million	capital	reserve*)	reserve*)	reserve*)	income	Total	interest	equity

Closing balance as per 31 December 2006	5	901	579		21,460	22,945	162	23,107

Exchange differences arising on the translation of foreign operations, net of tax				(46)		(46)	(12)	(58)

Share of associated company					(89)	(89)		(89)
Change in Hedgings reserve, net of tax
- bunker hedge valuation			3			3		3
Change in fair value reserve, net of tax		(66)				(66)		(66)
Change in net investment hedge, net of tax			265			265		265

		(66)	268	(46)	(89)	67	(12)	55
Net income					3,808	3,808	21	3,829

Total comprehensive income		(66)	268	(46)	3,719	3,875	9	3,884
Dividend					(550)	(550)		(550)
Transfer to charitable trust					(55)	(55)		(55)

Closing balance as per 31 December 2007	5	835	847	(46)	24,574	26,215	171	26,386
Acquired subsidiary							167	167
Exchange differences arising on the translation of foreign operations, net of tax				3,156		3,156	36	3,192
Change in Hedgings reserve, net of tax
- bunker hedge valuation			(1,189)			(1,189)		(1,189)
- interest swap hedge			(139)			(139)		(139)
Change in fair value reserve, net of tax		(2,077)				(2,077)		(2,077)
Change in net investment hedge, net of tax			(201)			(201)		(201)
		(2,077)	(1,529)	3,156		(450)	36	(414)
Net income					1,752	1,752	(7)	1,745
Total comprehensive income		(2,077)	(1,529)	3,156	1,752	1,302	29	1,331
Dividend					(390)	(390)		(390)
Transfer to charitable trust					(40)	(40)		(40)

Closing balance as per 31 December 2008	5	(1,242)	(682)	3,110	25,896	27,087	367	27,454
Exchange differences arising on the translation of foreign operations, net of tax				(2,079)		(2,079)	(19)	(2,098)
Change in Hedgings reserve, net of tax
- bunker hedge			585			585		585
- interest swap hedge			42			42		42
Change in fair value reserve, net of tax		939				939		939
Change in net investment hedge, net of tax			107			107		107
		939	734	(2,079)		(406)	(19)	(425)

Net income					2,401	2,401	(37)	2,364
Total comprehensive income		939	734	(2,079)	2,401	1,995	(56)	1,939

Dividend					(190)	(190)		(190)
Transfer to charitable trust					(20)	(20)		(20)
Closing balance as per 31 December 2009	5	(303)	52	1,031	28,087	28,872	311	29,183

*	) See also note 23

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB Group

Consolidated Statements of Cash Flows

		Years ended 31 December
		2007	2008	2009	2009
In million	Note	SEK	SEK	SEK	USD1)

Net cash flows from operating activities
Net income		3,829	1,745	2,364	330
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	1,680	2,501	3,415	475
Net valuation of investment properties		(397)	294	301	42
Share of affiliated companies’ results		61	80	(24)	(3)
Dividend from affiliated companies		12	38
Gain on sale of assets	4	(350)	(372)	(179)	(25)
Loss on securities, net		(950)	1,785	81	11
Unrealized foreign exchange losses		(79)	79	148	21
Deferred income taxes	10	482	(620)	(230)	(32)
Provision for pensions		(221)	(233)	(190)	(27)
Other non cash items		(113)	(74)	311	43
Net cash flows from trading securities		(425)	565	(35)	(5)

Cash flow from operations before changes in working capital		3,529	5,788	5,962	830
Changes in working capital
Receivables		(1,094)	(80)	2,829	393
Prepaid expenses and accrued income		(251)	(514)	(294)	(41)
Inventories		(104)	(355)	467	65
Trade accounts payable		87	(155)	127	18
Accrued costs and prepaid income		1,547	26	(855)	(119)
Income tax payable		(44)	(55)	76	11
Other current liabilities		916	726	(1,228)	(171)

Net cash provided by operating activities		4,586	5,381	7,084	986

Net cash flows from investing activities
Purchase of intangible assets		(53)	(54)	(61)	(8)
Cash proceeds from sale of tangible fixed assets	4	1,211	1,560	469	65
Capital expenditure on tangible fixed assets		(8,315)	(9,642)	(9,169)	(1,275)
Purchase of subsidiary, net of cash acquired	33		(605)
Investments in affiliated companies		(697)	(402)	(162)	(22)
Proceeds from sale of securities		5,439	7,353	5,040	701
Purchase of securities		(9,245)	(4,744)	(2,709)	(377)
Increase of noncurrent assets		(1,172)	(1,272)	(119)	(17)
Decrease of noncurrent assets		10	424	341	47
Other investing activities		(41)	(15)	(86)	(12)

Net cash used in investing activities		(12,862)	(7,397)	(6,456)	(898)

Net cash flows from financing activities
Proceeds from issuance of debt		9,868	9,827	4,795	667
Principal payments on debt		(2,688)	(3,631)	(2,006)	(279)
Net change in borrowings on line-of-credit agreements		2,193	(188)	(4,483)	(623)
Proceeds from new capitalized lease obligations			46	1
Principal payments on capitalized lease obligations		(38)	(687)	(184)	(26)
Net change in restricted cash accounts		(420)	(2,896)	1,100	153
Dividends paid		(550)	(390)	(190)	(26)
Other financing activities		(301)	633	60	8

Net cash provided by/used in financing activities		8,064	2,714	(907)	(126)

Effect of exchange rate changes on cash and cash equivalents		36	25	31	4
Net change in cash and cash equivalents		(176)	723	(248)	(34)
Cash and cash equivalents at beginning of year	21	884	708	1,431	199

Cash and cash equivalents at end of year	21	708	1,431	1,183	165

1)	Unaudited-Note 1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Notes
Amounts are shown in SEK millions unless otherwise stated.

1 — Summary of Significant Accounting Principles

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), including statements from the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB. Conversion to IAS 33, Earnings Per Share, is not applied, since Stena AB is not a listed company.

Further supplementary disclosures have been provided in accordance with the Swedish Financial Accounting Standards Council’s recommendation RFR 1.2 Supplementary Accounting Rules for Groups, and the relevant statements from the Swedish Financial Reporting Board. In accordance with IAS 1, the companies of the Stena Group apply uniform accounting principles, irrespective of local legislation. The principles below have been applied consistently for all the years covered by this Financial Report.

The Financial Report and Consolidated Financial Statements were approved for issue by the Board of Directors on 23 April 2010. The balance sheets and income statements will be approved by the Annual General Meeting on 11 June 2010.

In conjunction with the preparation of these financial statements, senior management has made estimates and assumptions which affect the carrying amounts of assets and liabilities, as well as contingent liabilities at the date of the financial statements and recognized revenues and costs. The actual future outcome of specific transactions may differ from the outcome estimated at the date of preparation of this financial statement. Differences of this type will impact the outcome of financial statements in forthcoming accounting periods. Areas involving a high degree of assessment, which are complex or in which the assumptions and estimations are of material significance to the consolidated financial statements are stated in Note 2.

The Group’s financial statements are based on acquisition cost, with the exception of available-for-sale financial assets, financial assets and financial liabilities valued at fair value through the income statement and investment properties, which are recognized at fair value.

Solely for the convenience of the reader, the 2009 financial statements have been translated from Swedish kronor (SEK) into United States dollars (USD) using the 31 December 2009 Noon Buying Rate of the Federal Reserve Bank of New York of USD 1.00=SEK 7.1890.

The Group has adopted the following new and amended IFRSs as of 1 January 2009:

•	IFRS 7 ’Financial instruments — Disclosures’ (amendment) — effective 1 January 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The change in accounting policy only results in additional disclosures.

•	IAS 1 (revised). ‘Presentation of financial statements’ — effective 1 January 2009. The revised standard prohibits the presentation of items of income and expenses (that is, ’non-owner changes in equity’) in the statement of changes in equity, requiring ’non-owner changes in equity’ to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information

1 — Summary of Significant Accounting Principles — continued

has been represented so that it also is in conformity with the revised standard. The change in accounting policy only impacts presentation aspects.

Other new and amended IFRSs have not had any impact on the consolidated Financial Statements.

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

Minority shareholdings are recognized in equity as a separate category. The minority share of profit/loss for the year is specified following the net profit/loss for the year in the income statement.

Business combinations and goodwill

All business combinations have been reported in accordance with the purchase method. Stena applies IFRS 3, Business Combinations, to acquisitions effected after 1 January 2007.

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

Acquisition of investment properties and vessels, in companies with no other assets, are accounted for as an asset deal.

In the event that the acquisition cost exceeds the market value of the identified assets, liabilities and contingent liabilities, the difference is accounted for as goodwill.

In the event that the fair value of the acquired net assets exceeds the acquisition cost, the acquirer shall identify and value the acquired assets again. Any remaining surplus in a revaluation shall immediately be taken up as income. The acquisition analysis (the method utilized for the allocation of acquisition cost to acquired identified net assets and goodwill),

1 — Summary of Significant Accounting Principles — continued

shall, in accordance with IFRS, be completed within twelve months of acquisition date. Once the acquisition analysis has been reviewed and approved by management, goodwill is allocated to cash generating units and impairment testing is carried out at least once per year from the date upon which this allocation is completed. Goodwill is not amortized.

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

Segment reporting

IFRS 8 Operating segment, effective date 1 January 2009, has been applied in preparing the consolidated financial statements since 2008. Operating income is reported in such a manner as to correspond with the internal reporting submitted to the Chief operating decision-maker. The Chief operating decision-maker is the function responsible for the allocation of resources and the assessment of the operating segments’ results. In the Group, this function has been identified as Stena AB’s Board of Directors, which takes strategic decisions.

The Group’s segments, its business areas, comply with internal control and reporting. This forms the basis of the identification of primary risks and the varying returns that exist in the business, and is based on the various business models for the Group’s end clients. The segments are responsible for operating profit/loss, EBITDA (operating income before amortization) and for those assets utilized in their operations, whilst net financial income, taxes and equity are not reported per segment. Operating profit/loss and assets for the segment are consolidated in accordance with the same principles as the rest of the Group as a whole. Sales between segments take place on market conditions and at market prices.

The Stena Group’s business areas and, thereby, its segments are:

•	Ferry operations

•	Drilling operations

•	Shipping operations

•	Property operations

•	New businesses — Adactum

1 — Summary of Significant Accounting Principles — continued

Revenue recognition

Revenue includes the fair value of amounts received or to be received regarding services and goods sold in the Group’s operating activities. Revenue is reported excluding value-added tax, returns and discounts and after elimination of internal Group sales.

The Group reports revenue when the amount can be measured in a reliable way, it is probable that future economic benefits will fall to the Company and specific criteria have been fulfilled for each of the Group’s operations. Revenue amounts are not considered to be reliably measurable until all commitments regarding sales have been met or have fallen due. The Group bases its judgments on historical outcome, thereby considering the type of client, type of transaction, and special circumstances in each individual case.

The Group’s shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly within the charter period. Provisions are made in advance for any ongoing loss contracts.

Revenues from the Group’s ferry operations consist of ticket sales, onboard sales, and freight revenues and are recognized in the period in which services are rendered.

IFRIC 13 Customer Loyalty Programmes, addresses the accounting by Stena Line that operate customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. The fair value of the total consideration received in the initial sales transaction is allocated between the award credits and the sale of the goods or services. The revenue related to the award credits granted is recognized in the income statement when the risk of a claim being made expires.

Rental income from the Company’s real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases.

Sales of goods are recognized at the date upon which the Group company sells a product to the customer in accordance with the terms of sale. Sales are usually paid for in cash or by credit card.

Contract assignments in progress from operations within the Adactum Group are recognized according to the percentage of completion method on all of the assignments in which outcome can be calculated in a satisfactory manner. Revenues and costs are reported in the income statement in relation to the assignment’s degree of completion. The degree of completion is determined on the basis of assignment costs incurred in relation to the estimated assignment costs for the entire assignment. Anticipated losses are expensed immediately.

Sales of vessels and investment properties are recognized in other income. Revenue recognition takes place when all material benefits and risks have been transferred to the buyer.

Interest income is recognized as income in the finance net distributed over the term with application of the effective interest method.

Dividend income is recognized when the right to payment is received and reported in net financial income/expense.

Tangible fixed assets

Tangible fixed assets are recognized in the balance sheet when, on the basis of available information, it is likely that the future economic benefit associated with the holding accrues to the Group and the acquisition cost of the asset can be reliably calculated.

Vessels, equipment and buildings used in business operations are recorded at acquisition cost less accumulated depreciation and any impairment charges. Acquisition expenditure is

1 — Summary of Significant Accounting Principles — continued

capitalized upon acquisition. Repairs and maintenance costs for tangible fixed assets are charged to the income statement for the year.

Dry-docking costs for vessels are capitalized and amortized over a period of two to five years. For vessels, the Company uses appraisals carried out by independent vessel brokers. If a review indicates that the net book value of an asset exceeds its recoverable amount, then discounted cash flows based upon estimated capital expenses and future expected earnings are utilized. Assets having a direct joint income, e.g. a ferry route, the smallest cash generating unit is used. If a write-down requirement arises on balance sheet date, the recoverable amount of the asset is estimated and the asset is impaired down to this value. Impairment is reversed if any change is made to the calculations used to determine recoverable amount.

Construction in progress includes advance payments, as well as other direct and indirect project costs, including financial expenses, which are capitalized on the basis of the actual borrowing cost.

Buildings used in business operations is split into buildings and land and port terminals and refers to properties used by the Company in its own operations.

Tangible fixed assets are depreciated according to plan, using the straight-line method. The residual values and useful lives of the assets are tested on every balance sheet date and adjusted when needed. No depreciation is carried out regarding land. The residual values are estimated to zero. All assets are divided to components.

Depreciation takes place from the date upon which the asset is ready for use and over the following periods:

Vessels:

Drilling rigs	15-20 years
Drilling rig vessels	15-20 years
Crude oil tankers	20 years
RoRo vessels	20 years
RoPax vessels	20 years
HSS vessels and other fast ferries	10-20 years

Other tangible fixed assets:

Other ferries	25 years
Buildings	50 years
Port terminals	50 years
Equipment	3-10 years

Investment property

Investment properties are reported at fair value in accordance with the fair value model in IAS 40.

Investment properties, that is properties held in order to generate rental income or increase in value or a combination of these, are valued continuously with the fair value model (estimated market value). These properties are initially valued at acquisition cost. Fair value is based on the estimated market value on balance sheet date, which means the value at which a property could be transferred between well-informed parties that are independent of each other and that have an interest in the transaction being carried out. Changes in fair value are reported in the income statement, with an impact on changes in value of properties.

1 — Summary of Significant Accounting Principles — continued

The term investment properties, which mainly includes residential and office buildings, also includes land and buildings, land improvements and permanent equipment, service facilities etc in the building or at the site.

Sales and purchases of properties are reported when the risks and rewards associated with ownership are transferred to the buyer from the seller, which normally takes place on the day of taking possession as long as this does not conflict with the conditions of the sales contract.

Profit or loss arising upon the sale or disposal of investment properties is composed of the difference between the sale price and the most recently determined valuation (carrying amount based on the most recently determined translation to fair value). Income arising from sales or disposals is reported in the income statement as net gain on sale of assets.

In the event that Stena utilizes a portion of a property for its own administration, such a property will only be considered to be an investment property if an insignificant portion is used for administrative means. In any other case, the property will be classified as a building used in business operations, and be accounted for in accordance with IAS 16 — Property, Plant & Equipment.

Additional expenses are added to the carrying amount only when it is likely that future economic benefits associated with the asset will accrue to the Company and when acquisition cost can be reliably calculated. Other expenses are recognized as costs in the period in which they arise. One decisive factor for the assessment of when an additional expense may be added to the carrying amount is whether this expense refers to the replacement of identified components, or parts of these, in which case such expenses are capitalized. Expenses are also added to carrying amount in cases where new components are created.

The valuation of investment properties at fair value (assessed market value) utilizes an internal valuation model which has been quality assured through the reconciliation of assumptions with external property valuers, as well as through external valuation. The internal valuation is determined on an earnings basis, which means that each individual property’s net rental income is divided by the required return by market participants for the property in question. Assumptions have been made in the calculation of net rental income regarding operating and maintenance expenses, as well as vacancies. These assumptions are based on market assumptions of those cash flows. However, historical outcome, budget and normalized costs have been a part of these considerations. Different required returns have been utilized for different markets and types of properties.

Intangible fixed assets

Goodwill

Goodwill is comprised of the amount by which the acquisition cost exceeds the fair value of the Group’s portion of the acquired subsidiary’s identifiable net assets at acquisition date. Goodwill on the acquisition of subsidiaries is recognized as an intangible asset. Goodwill is tested annually for impairment and is recognized at acquisition cost less accumulated impairment losses. Impairment of goodwill is not reversed. Profit or loss on the disposal of a unit includes the remaining carrying amount of the goodwill referring to the unit divested.

Goodwill is allocated to cash generating units during impairment testing. This allocation refers to those cash generating units, determined in accordance with the Group’s operating segments, which are expected to benefit by the business combination in which the goodwill item arose.

1 — Summary of Significant Accounting Principles — continued

Trademarks

Trademarks acquired are reported at fair value on acquisition date. Amortization is performed over periods of 10 respectively 40 years.

Trademarks have a definable useful lifetime and are reported at acquisition value less accumulated amortization. Amortization takes place from the date on which the trademark was acquired by the Stena Group over its estimated useful lifetime, as follows:

Kvik	40 years
Ballingslöv	40 years
Sembo	10 years

IT investments

Acquired software is capitalized on the basis of acquisition and implementation costs. These costs are amortized over the asset’s useful life, which is judged to be between three and five years, in accordance with the straight line method. Useful life is reviewed on a yearly basis.

Distribution agreements

Distribution agreements are reported at acquisition cost, less accumulated amortization. Amortization takes place according to the straight line method over the asset’s estimated useful life of 10 years. Useful life is reviewed on a yearly basis.

Customer relations

Customer relations are reported at acquisition cost, less accumulated amortization. Amortization of customer relations takes place according to the straight line method over the asset’s estimated useful life of 5 years. Useful life is reviewed on a yearly basis. Useful life is based on historical experience of the utilization of similar assets, area of application and other specific characteristics of the asset.

Maintenance of intangible assets

Expenses for maintenance of intangible assets are expensed as they arise.

Impairment of non-financial assets

Assets with indeterminable useful lives, goodwill, are not amortized; rather they are reviewed on a yearly basis with consideration of any impairment requirements. Assets that are amortized are tested with consideration of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is carried out in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value, less selling expenses, and its value in use. In the assessment of impairment requirements, assets are grouped on the lowest level at which there exist separate identifiable cash flows (cash generating units).

For other non-financial assets other than goodwill that have previously been impaired, an assessment is carried out on each balance sheet date to determine whether a reversal should be made.

Financial expenses

Financial expenses are reported in the period in which they arise. Financial expenses regarding new construction projects of vessels and properties are capitalized as a portion of the

1 — Summary of Significant Accounting Principles — continued

acquisition cost. Expenses for the financing of long-term loans and credits are deferred and amortized over the term of the financing.

Accounting for subsidies

Any subsidies received in conjunction with new acquisitions of vessels, properties or port installations are reported as a decrease of the acquisition cost; subsidies relating to operating activities reduce the corresponding costs. Recognition takes place when the subsidy can be reliably calculated.

For Swedish-flagged vessels employed in international shipping activities, the company has received subsidies equal to all security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amounts received have reduced personnel costs.

Fixed assets held for sale

Fixed assets are classified as assets held for sale when their carrying amounts will be recovered through a sales transaction and a sale is considered highly likely. They are recognized at the lowest of book value and fair value less selling costs if their carrying amount will be recovered primarily through a sales transaction and not through continuous usage.

Financial assets and liabilities

General

A financial instrument is any form of agreement giving rise to a financial asset in a company and a financial liability or equity instrument in another company. Financial assets in the consolidated balance sheet consist of cash and cash equivalents, trade debtors, other financial assets, shares and derivative assets. Financial liabilities are materialized through requirements regarding the repayments of cash or of other financial assets. In the consolidated balance sheet, financial liabilities consist of trade accounts payable, loans, financial leasing liabilities, bonds and derivative liabilities.

Accounting

Financial assets and liabilities are reported in the balance sheet when the Group becomes party to the instrument’s contractual terms. Financial assets and liabilities are reported on settlement date, with the exception of derivatives, which are reported on trade date. Financial instruments are initially reported at fair value, which usually corresponds to acquisition cost on acquisition date. Transaction costs are included in the acquisition cost of all financial instruments not valued at fair value in the income statement. Netting of financial liabilities and assets only takes place when there is a contractual possibility and when the intention is to net the gross amounts of the liabilities or assets. A financial asset is derecognized from the balance sheet when the rights of the contract are realised, fall due or when the Company loses control over them. This also applies to portions of a financial asset. A financial liability is derecognized in the balance sheet when the commitment specified in the agreement is discharged or in any other manner extinguished. This also applies to portions of a financial liability.

Realized result is defined as proceeds from sales less the net book value.

Classification of financial assets

Financial assets in the group are divided into the following categories:

•	Financial assets at fair value through the income statement

—  Trading

—	Assets classified as financial assets at the acquisition date at fair value through the income statement

1 — Summary of Significant Accounting Principles — continued

•	Assets held to maturity

•	Loans receivable and trade debtors

•	Available-for-sale financial assets

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

Financial assets, classified as financial assets at fair value through the income statement at acquisition date, are classified as current assets if they are expected to be realized within 12 months of balance sheet date.

Fair value option is applied, because the investments are managed and their performance, are evaluated on a fair value basis in line with the Groups investment policy. These assets are classified as Marketable securities in the balance sheet and changes in fair value are reported in the income statement under gains (loss) on securities.

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

Held-to-maturity assets are measured at amortized cost and interest revenue is recorded in the income statement using the effective interest rate method. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Assets in this category are classified as Investments in SPEs in the balance sheet.

Loan receivables and trade debtors

Loans and receivables are financial assets that are not designated as derivatives, that have fixed or fixable payments and that are not listed on an active market. Receivables are reported under current assets, with the exception of receivables with a maturity date later than 12 months after balance sheet date which are classified as financial fixed assets. Loans receivables and trade debtors are listed in the balance sheet under other receivables and trade debtors. Assets in this category are valued at amortized cost, with allowances for bad debt losses and loan losses, when applicable.

1 — Summary of Significant Accounting Principles — continued

Available-for-sale financial assets

Investments in certain shares (with the exception of participations in subsidiaries and associated companies) and bonds are categorized as available-for-sale financial assets when the investments are not held for trading. Period changes in fair value, with the exception of impairment charges, are reported in other comprehensive income for these instruments and are cumulated in the fair value reserve which is a specific component of equity. When these financial instruments are sold, the accumulated gains or losses are reclassified through other comprehensive income and are recognized in the income statement. These assets are classified as Marketable securities or other non-current assets in the balance sheet and changes in fair value are reported in the comprehensive income in the fair value reserve.

Receivables and liabilities in foreign currency

Transactions in foreign currency are translated in accordance with current exchange rates per transaction date.

Both in the individual Group companies and in the Group’s annual accounts, receivables and liabilities in foreign currency are translated at the closing rate of exchange. Related exchange rate differences on current payments are included in operating income, while differences in financial receivables and liabilities are reported among financial items. All exchange rate differences affect net profit/loss for the year. An exception is formed by that portion of the difference consisting of an effective hedging of net investments, where recognition takes place directly against comprehensive income.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available for sale, are included in the available-for-sale reserve in comprehensive income.

The following currency exchange rates have been applied in the Group’s annual accounts:

	Average rates		Change in

	2008	2009	%

USD	6.5808	7.6457	16
GBP	12.0912	11.9260	(1)
EUR	9.6055	10.6213	11

	Closing rates		Change in

	2008	2009	%

USD	7.8212	7.1553	(9)
GBP	11.4303	11.5704	1
EUR	10.9500	10.2506	(6)

Financial liabilities

Financial liabilities in the group are divided into the following categories:

•	Financial liabilities at fair value through the income statement, held for trading

•	Other financial liabilities

1 — Summary of Significant Accounting Principles — continued

The basis for classification is formed based on the purpose of the acquisition of the financial instrument. The classification is carried out by senior management on initial recognition date.

Financial liabilities at fair value through the income statement

Financial liabilities held for trading consists of derivative instruments with a negative fair value for which hedge accounting is not applied.

The liabilities are classified under current liabilities, unless the group has an unconditional right to defer the payment of the liabilities to at least 12 months after balance sheet date.

Other financial liabilities

Other financial liabilities in the balance sheet consist of senior notes, other long-term interest bearing debt, other non-current liabilities, short-term interest bearing debt, trade accounts payable, debt in SPEs and other current liabilities.

Financial liabilities are recognized initially at fair value, net of transaction costs incurred. Financial liabilities are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the liabilities using the effective interest method.

The liabilities in the balance sheet, long-term and short-term debt, debt in SPEs and senior notes are initially reported at fair value, net after transactions costs and, subsequently, at amortized cost.

Loan amounts are reported as liabilities in the balance sheet, where liabilities with a term of over 12 months are reported as long-term and all others as short-term.

The early redemption of liabilities reduces the outstanding liabilities by a nominal principal loan amount. Any premiums or discounts are taken up as income.

Derecognition

Financial assets are derecognized in the balance sheet when the agreed rights to cash flows have ceased or been transferred and when essentially all the risks and advantages associated with the ownership of the financial asset have been transferred. Financial liabilities are derecognized from the balance sheet when they have been extinguished.

Derivative instruments and hedging measures

The Stena Group is hedging oil price risk and cash-flow interest rate risk and foreign exchange risk related to net assets in foreign operations.

The Stena Group applies hedge accounting to reduce the risks associated with the volatility of the reported results which would otherwise arise as a consequence of the valuation of the derivative at fair value, while the hedged item, in normal cases, has yet to be recognized in the balance sheet (cash flow hedges) or recognized in the balance sheet at amortized cost. The Stena Group applies the following hedge accounting models:

•	Cash flow hedging and

•	Hedging of foreign net investments

To apply hedge accounting, future-oriented hedge relationships must be anticipated to be very effective and must historically have been proven to be effective hedgings within the span of 80-125%. A regular review of hedge effectiveness is carried out regarding hedging instruments and their correlation with the underlying exposure. Hedging instruments that do not fulfill the

1 — Summary of Significant Accounting Principles — continued

criteria for hedge accounting are measured at fair value through the income statement and are hence classified as financial assets or liabilities held for trading.

Cash flow hedging

For the Stena Group’s hedges of oil price risk in bunker-oil (so-called bunker hedgings) and certain currency and interest rate swaps, cash-flow hedge accounting is applied. The hedged item consists of a highly probable forecast consumption of bunker fuels and the floating interest rate cash outflows of loans. The Group is exposed to the price of bunker fuels for vessel operations and uses a fixed price contract, swaps and options to hedge its oil price risk. Hedging contracts are regularly entered into, so as to match the underlying cost of delivery of bunker fuel. Hedging instruments (oil options and futures in the case of bunker hedges and interest rate swaps in the case of interest rate hedges), forming an effective hedge, are valued and reported through other comprehensive income and is cumulated in the so-called hedge reserve until the hedged item affects the income statement, that is, when the purchase takes place or when the interest rate payment is made. In conjunction with the purchase, when the accumulated fair value of the hedging instruments is removed from the hedging reserve and is reclassified through other comprehensive income, it is reported in item Direct operating expenses in the income statement as an adjustment of the cost of bunker fuel for the current period or as part of interest rate expense in cash of interest rate hedges.

Positive or negative value of the derivatives are accounted for as an other non-current asset or other non-current liability. The short-term part of the hedged item is accounted for as other current receivables or other current liabilities.

Results of operations from all types of financial derivative instruments, with the exception of those contracts referring to financial trading, are reported as an adjustment of the revenue or costs for the period and for those transactions the contracts are designated to hedge.

When hedge accounting is terminated but the hedged item is still expected to occur, unrealized changes in fair value are recognized in the fair value reserve until the hedge item is recognized in the income statement. Then the change in fair value is reserved through other comprehensive income to profit or loss. If an underlying asset or liability is sold or redeemed, the pertaining financial instruments are market valued and the result is reported as an adjustment of the market or redemption value of the underlying asset or liability.

Hedging of net investments

Hedging of net investments in foreign operations is reported in the same manner as cash flow hedges. The gains or losses attributable to the effective part of the hedging are reported through other comprehensive income and is cumulated in the translation reserve. Gains or losses attributable to the ineffective portion of hedging are directly reported in the income statement as financial items.

Accumulated gains or losses are reclassified through other comprehensive income and reported in the income statement when the foreign operations, or portions of these operations, are sold.

Fair value determination of financial instruments valued at fair value in the balance sheet

(i)	Financial instruments listed on an active market (level 1 measurement)

For financial instruments listed on an active market, fair value is determined on the basis of the asset’s listed buying current bid-rate on balance sheet date, with no addition for any transaction costs (for example brokerage) on acquisition date. A financial instrument is considered to be listed on an active market if the listed prices are easily available on a stock exchange, with a trader, broker, industry organization, company providing current price information or

1 — Summary of Significant Accounting Principles — continued

supervisory authority, and if these prices represent actual and regular market transactions carried out under arm’s length conditions. Any future transaction costs from disposals are not considered. The fair value of financial liabilities is determined on the basis of the listed selling rate.

(ii)	Valuation techniques using observable market data (level 2 measurement)

If the market for a financial instrument is not active, the Company determines fair value by utilizing a valuation technique. The valuation techniques employed are based, as far as possible, on market information, with company specific information being used to the least extent possible. The Company calibrates valuation techniques at regular intervals and tests their validity by comparing the outcome of these valuation techniques with prices from observable current market transactions in the same instruments. The valuation models applied are calibrated so that fair value on initial recognition date amounts to the transaction price, with changes in fair value subsequently being continuously reported on the basis of changes in the underlying market risk parameters.

(iii)	Valuation techniques using significant unobservable data (level 3 measurement)

If there are no similar financial instruments on a quoted market and no observable pricing information from the market, the valuation is based on an estimated discounted cash-flows. Fair value is determined by hypothesizing what a market price would be if there was a market i.e. calculated fair value is a prediction instead of an observation.

Derivatives and hedge accounting

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either: (a) hedges of a particular risk associated with a recognized asset or liability or (b) a highly probable forecast transaction (cash flow hedge); or (c) hedges of a net investment in a foreign operation (net investment hedge).

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

Currency swap agreements are valued at market rates, unrealized exchange gains are recognized in the balance sheet as current receivables, and unrealized exchange losses are presented as current liabilities.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 34. Movements on the hedging reserve in shareholders’ comprehensive income are shown in the Consolidated Statements of Changes in Shareholders Equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

1 — Summary of Significant Accounting Principles — continued

Impairment of financial assets

The Group makes an assessment on each balance sheet date regarding whether there exists any objective evidence that an impairment requirement has arisen for a financial asset or a group of financial assets. As regards shares classified as available-for-sale assets, any significant or extended decline in the fair value of a share to a level below its acquisition value is regarded as an indication that an impairment requirement exists. If such evidence is present for available-for-sale financial assets, the accumulated loss — calculated as the difference between acquisition cost and current fair value, less any previous impairment charges reported in the income statement — is subtracted from comprehensive income and reported in the income statement. Impairment of equity instruments, which is reported in the income statement, is not reversed in the income statement.

Financial risk management

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

Transaction exposure

Realized results from currency forward agreements or currency option contracts, including paid or received premiums from option contracts, which are intended to hedge expected or contracted future cash flows in foreign currency, are allocated to a particular period and reported as an adjustment of the underlying transaction when it takes place. Forward deductions or increases from these currency swaps or forward agreements are reported in the Group’s operating profit/loss, unless accounted for as a cash-flow hedge.

Interest rate risk

Financial instruments for interest rates, such as futures, swaps or different types of interest rate options, are used to hedge future interest rate payments. Interest income or interest expenses under these contracts are allocated to specific periods and reported as an adjustment of the interest expense on the underlying liability. The Group reports accrued interest amounts from counterparties at the end of the accounting period, calculated in accordance with the conditions in the contracts. Generally, the underlying liabilities have a longer duration than the financial hedging contracts and allocation of accrued interest over a period of time is carried

1 — Summary of Significant Accounting Principles — continued

out as long as the hedging contracts are considered to form an effective portion of the Group’s overall risk management.

Oil price risk

The Group is exposed to the price of bunker fuel used for the operation of its vessels and uses forward contracts, swaps and options to hedge its oil price risk. Hedge contracts are regularly entered into to match the underlying costs of deliveries of bunker fuel. The hedge contracts are valued and reported directly against comprehensive income if an effective hedge. The results of these contracts are allocated to specific periods and matched against underlying exposure. The contracts are settled on a monthly basis and reported as an adjustment of the cost for bunker fuel for the current period.

Income taxes

General

The Group’s total tax consists of current tax calculated on taxable profit and deferred tax. Current tax and changes in deferred tax are reported in the income statement, with the exception of those deferred taxes reported directly against comprehensive income. Deferred tax includes unutilized deficits from the translation of tax assessment to current tax rates, and other temporary differences between book residual value and fiscal residual value. The tax value of unutilized loss carry-forward is capitalized to the degree it is probable that this will entail lower tax payments in the near future.

Significant assessments are required from management in the calculation of income tax liabilities, income tax receivables and deferred tax for provisions and receivables. This process requires the assessment of the Group’s tax exposure of current tax and the adoption of temporary differences created by various taxation and accounting regulations. In particular, management must assess the likelihood that deferred tax assets can be settled against surpluses in future tax assessment.

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

1 — Summary of Significant Accounting Principles — continued

liabilities. The assets are depreciated according to plan, while rental payments are reported as interest and repayments of liabilities.

Other leased assets are reported as operating leasing agreements, which implies that the leasing charges are expensed over the term of the lease on the basis of utilization.

Inventories

Inventories are valued at the lower of acquisition cost, according to the first-in, first-out method (FIFO), or net realizable value, less deductions for any obsolescence. The acquisition cost for finished goods, products in process and work in progress consists of raw materials, direct salaries, other direct expenses, and related indirect manufacturing expenses (based on normal manufacturing capacity). The net realizable value is the estimated sales price in the operating activities, with deductions for applicable variable selling expenses. Inventories mainly include bunker fuel, spare parts, merchandise for onboard sale, products for bars and restaurants onboard the vessels and finished goods and products in progress. Costs for inventories include transfers from comprehensive income of any gains or losses from cash flow hedges that comply with the conditions for hedge accounting as regards purchases of raw material.

Trade debtors

Trade debtors are reported at fair value reduced by any provision for uncollectibility. A write-down of trade debtors is made when there exist objective evidence that the Group will be unable to receive all the amounts that are due in accordance with the original conditions of the receivable.

Cash and cash equivalents

Cash and cash equivalents include cash and bank balances with an original maturity of three months or less.

Employee benefits

Post-employment benefits, such as pensions and other benefits, are predominantly settled by the means of regular payments to independent authorities or bodies thereby assuming pension commitments towards the employees — that is to say, through so-called defined contribution plans. The Company thus pays set fees to a separate legal entity and has no commitment to pay any further fees. Expenses are charged to the Group’s income statement, as administration costs, at the rate that the benefits are earned. The remaining portion of post-employment benefits consists of so-called defined benefit plans, in which the commitments remain with the Company. Remuneration to employees and former employees is paid on the basis of salary at retirement date and number of years of service. The Company bears the risk for ensuring that the remuneration undertaken is paid. For defined benefit plans, the Company’s costs and the value of outstanding commitments on balance sheet date are calculated on the basis of actuarial assumptions intended at determining the present value of issued commitments.

The amount recognized in the balance sheet is the net total of the estimated present value of the commitments and the fair value of the plan assets, either as a provision or as a long-term financial receivable. In cases in which a surplus in a plan cannot be fully utilized, only that portion of the surplus that the company can recover through decreased future contributions or repayments is recognized. The set-off of a surplus in a plan against a deficit in another plan is allowed only if a company has the right to utilize a surplus in a plan to settle a deficit in another plan, or if the commitments are to be settled on a net basis.

1 — Summary of Significant Accounting Principles — continued

The pension expense and the pension commitment for defined benefit pension plans are calculated annually by independent actuaries. The commitment consists of the present value of expected future payments. The most important actuarial assumptions are stated in Note 25. Actuarial gains and losses may result upon determination of the present value of the defined benefit commitment and the fair value of plan assets. These result either from differences between the actual return and expected returns, or changes in assumptions. The Group applies the Corridor method which means that a portion of the accumulated actuarial gains and losses at the end of the prior year exceeding 10% of the greater of the present value of the defined benefit commitment and the fair value of plan assets is recognized in profit/loss over the expected average remaining period of service of the employees participating in the plan.

Accounts payable

Accounts payable are initially reported at fair value and subsequently at amortized cost.

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Provisions

Generally, provisions are reported when there is an undertaking as a result of a historical event, in which it is probable that an outflow of resources will be required to settle the undertaking and the amount can be reliably estimated. Provisions are made in the amount that represents the best estimate of the amount required to settle the existing commitment on the balance sheet date. Where there is doubt in the estimates referring to forthcoming events outside the Group’s control, the actual outcome may differ significantly.

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

IFRS that have been issued but are not yet effective

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after 1 January 2010 or later periods, but the group has not early adopted them:

—	IAS 27 (revised), ’Consolidated and separate financial statements’, (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The group will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from 1 January 2010.

—	IFRS 3 (revised), ‘Business combinations’ (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-

1 — Summary of Significant Accounting Principles — continued

controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (revised) prospectively to all business combinations from 1 January 2010.

—	IAS 38 (amendment), ‘Intangible Assets’. The amendment is part of the IASB’s annual improvements project published in April 2009 and the group will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has a similar useful economic life. The amendment will not result in a material impact on the group or company’s financial statements.

—	IFRS 5 (amendment), ’Measurement of non-current assets (or disposal groups) classified as held-for-sale’. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still applies, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The group will apply IFRS 5 (amendment) from 1 January 2010. It is not expected to have a material impact on the group or company’s financial statements.

—	IAS 1 (amendment), ‘Presentation of financial statements’. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group will apply IAS 1 (amendment) from 1 January 2010. It is not expected to have a material impact on the financial statements of the Group.

—	IFRS 9 Financial instruments have been published in three parts: Classification and Measurement , Impairment and Hedge accounting, which will replace IAS 39 with effective date 1 January, 2013. Earlier adoption is permitted given endorsement. Other new, amended and interpretations will not have any material effect on the financial statements of the Group.

2 — Critical accounting estimates and judgements

Estimates and judgments are evaluated continuously and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the prevailing circumstances.

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

2 — Critical accounting estimates and judgements — continued

a)	Impairment testing for intangible assets

According to IFRS, intangible assets are to be defined as having either definite or indefinite lives. Intangible assets with indefinite useful lives are not amortized but instead tested annually for impairment. Goodwill, according to IFRS, has by definition an indefinite useful life and is therefore not amortized. Acquired trademarks have been deemed to have definite useful lives and are amortized over a period of 10 respectively 40 years.

Assets with indefinite useful lives

Goodwill is subject to annual impairment testing according to the described accounting principle in Note 1. The recoverable amount for cash-generating units have been determined by calculating value in use. These calculations require the use of estimates which affects future cash flows and the determination of a discount rate, see Note 11. As of 31 December 2009, the net booked value of goodwill amounts to SEK 1.376 million as compared to SEK 1.512 million as of 31 December 2008.

Assets with definite lives

Acquired trademarks and other intangible assets which are amortized are tested annually for impairment when there are indicators that the intangible asset should be impaired. Important indicators are:

—	Significant decline in the economic environment.

—	Decline of the operating result compared to historic and budgeted operating results.

See also Note 11.

As of 31 December 2009, the net booked value of trademarks and other intangible assets amounts to SEK 1.413 million, as compared to SEK 1.526 million as of 31 December 2008.

b)	Impairment testing of vessels

Twice a year, or if an indication of an impairment requirement exists, Stena makes an assessment of whether or not a write-down requirement exists as regards the value of vessels. See further the description under Note 1, headed “Impairment of non-financial assets”.

The recoverable amount is determined on the basis of calculations of value in use. These calculations are based on estimated future cash flows. Impairment charges of SEK 150 million were recorded for three crude oil tankers during 2009. If the estimated discount rate, a so-called WACC interest rate, had been 1% higher than the assumed interest rate of 7.5%, it would not have produced a further impairment requirement on the carrying amount.

c)	Retirement benefits

If the discount rate used increase/decrease by 0.25% from management’s assessments, the carrying amount on the pension commitments would be estimated at SEK 435 million lower and SEK 481 million higher, respectively.

d)	Deferred taxes

In the preparation of the financial statements, Stena prepares a calculation of income tax, including a calculation of every fiscal area in which the Group operates, as well as of deferred taxes attributable to temporary differences. Deferred tax assets that are primarily attributable to loss carry forwards and temporary differences are reported if the tax assets can be expected to be recovered through future taxable income. Changes in the assumptions regarding forecast

2 — Critical accounting estimates and judgements — continued

future taxable income, as well as changes in tax rates, may result in significant differences in the valuation of deferred taxes.

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

f)	Fair value of derivative instruments or other financial instruments

The Group calculates discounted cash flows for different available-for-sale financial assets which are not traded on an active market.

g)	Valuation of investment properties

The fair value of an investment property can only be set at the date of sale. The valuation of investment properties is based on accepted principles and assumptions, therefore, the fair value is not the exact value but an estimate. In a normal market the fair value of a property is within a range of +/- 5% to 10% and in a less liquid market the range can be larger. For Stena a fair value within the range of +/- 5% is equal to SEK 1,202 million.

3 — Segment Information

We are active internationally, primarily in the areas of ferry operations, offshore drilling, shipping, properties and new businesses — Adactum. There are no significant transactions between the operating segments.

Ferry operations are conducted in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland under the “Stena Line”, “Scandlines” and “HH-Ferries” brand names. We are one of the world’s largest ferry operators. The business currently consists of 18 strategically located ferry routes, 36 vessels and four ports in Scandinavia and the UK.

Ferry revenues are primarily generated from: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consist primarily of retail sales, restaurants, bars, gaming and, on our Norway-Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. Direct operating expenses for ferry operations consist mainly of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs.

Offshore drilling is operated through Stena Drilling, headquartered in Aberdeen, Scotland. We are one of the world’s leading companies in the development, construction and operation of offshore drilling rigs and drillships. We currently own and operate two third generation and

3 — Segment Information — continued

two fifth generation semi-submersible drilling rigs and three sixth generation ultra-deepwater drillships. We have also one enhanced ultra-deepwater ice-class drillship, Stena DrillMAX ICE, on order scheduled for delivery in the first quarter of 2012.

Drilling revenues consist of charter hires for drilling rigs and drillships. Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs.

Shipping operations consist of the ownership and chartering of crude oil and petroleum product tankers and Roll-on/Roll-off vessels. To support these activities, we are also engaged in the design, purchase, sale, management and crewing of such vessels.

Stena Bulk, with eight offices in eight countries, is one of the world’s leading tanker shipping companies. We develop pioneering tankers to meet the customers’ need for safe transportation and innovative logistics. We currently control a fleet of approximately 65 tankers and are active in all segments of the tanker market. We also have two Suezmax tankers on order scheduled for delivery in the third and fourth quarters of 2011.

Stena RoRo provides vessels, innovative solutions and project management. Our customers are operators and ship owners around the world.

Northern Marine Management (“NMM”) is the Company’s international ship management company based in Glasgow, Scotland, with a world-wide customer base. With an extensive portfolio of clients and a wide range of vessels under management, NMM is a market leader in quality services. NMM operates a diverse high-tech fleet of approximately 120 vessels from its worldwide network of offices including Aberdeen, Glasgow, Gothenburg, St Petersburg, Hamburg, Houston, Manila, Mumbai and Singapore.

Stena Teknik is a common resource for all maritime areas within our group. The operation consists of new construction and conversion projects, marine technical advice and purchasing, as well as research and development within marine areas.

Shipping revenues consist primarily of charter hires for owned and chartered in vessels and management fees for vessels managed by us. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs.

Property operations relate to investments in residential and commercial properties primarily in Sweden and The Netherlands.

We own a total of 2.1 million sqm, mainly in Sweden, and manage a further 300,000 sqm on behalf of related companies. The property portfolio consists of approximately 24,500 apartments and commercial properties. We are one of Sweden’s largest privately-owned property companies.

Property revenues consist of rents for properties owned and management fees for properties managed by us. Property expenses consist primarily of maintenance, heating and personnel costs.

New Businesses - Adactum include long-term investments in listed, as well as private companies in new businesses outside our traditional lines of business through our subsidiary Stena Adactum. Our objective is to create value outside of our core business by building strong, profitable companies that can create platforms for new business opportunities within the group. As of 31 December 2009, Stena Adactum had direct investments in six private companies, of which three are wholly owned and one is 80% owned, and held significant ownership interest in two listed companies.

3 — Segment Information — continued

The four subsidiaries are all operating in different range of businesses:

•	“Blomsterlandet” through which the Company is creating a chain of retailers with one of Sweden’s most extensive range of indoor and outdoor plants.

•	“Envac” which operates automated household and municipal waste collection systems with activities in 30 countries.

•	“Stena Renewable” through which the Company commence successful operations of Sweden’s largest land-based wind power generating plant, near Ludvika, Sweden. In total 17 wind power systems (windmills) have been installed and are in operation at this location.

•	“Ballingslöv” which is an international group in the field of kitchens, bathrooms and storage products with an ambition to become one of the leading players in the European market. Ballingslöv has one manufacturing site in Sweden, one in Great Britain and five in Denmark.

Other includes non-allocated central administration costs.

Income from operations by segment

	Years ended 31 December
SEK million	2007	2008	2009

Ferry operations
Operations	1,267	781	445
Impairment charges		(63)

Net gain on sale of vessels	146

Total ferry operations	1,413	718	445
Drilling
Operations	1,389	2,388	3,250

Total Drilling	1,389	2,388	3,250
Shipping
RoRo vessels	86	104	102
Net gain on sale of vessels	100	33	148

Total RoRo	186	137	250
Tanker operations	109	135	(736)
Impairment charges		(85)	(150)
Net gain on sale of vessels	7	170

Total Tanker	116	220	(886)
Other shipping	(13)	16	7

Total shipping	289	373	(629)
Property
Operations	1,041	1,163	1,338
Net valuation on investment properties	397	(294)	(301)
Net gain on sale of investment properties	97	169	31

Total property	1,535	1,038	1,068
New Businesses — Adactum
Operations	108	107	178
Total New Businesses — Adactum	108	107	178
Other	(274)	(252)	(310)

Income from operations	4,460	4,372	4,002

3 — Segment Information — continued

Impairment charges of SEK 150 million were recorded for three crude oil tankers during 2009.

Impairment charges of SEK 148 million were recorded for three crude oil tankers and one RoPax vessel during 2008.

All impairment charges are accounted for as depreciation.

Reconciliation between EBITDA* and Income from operations by segment

		Years ended 31 December
SEK million		2007	2008	2009

Ferry operations	EBITDA	2,420	1,782	1,564
	Depreciation and amortization	(1,007)	(1,064)	(1,119)

	Income from operation	1,413	718	445
Drilling	EBITDA	1,882	3,404	4,915
	Depreciation and amortization	(493)	(1,016)	(1,665)

	Income from operation	1,389	2,388	3,250
Shipping	EBITDA	426	660	(229)
	Depreciation and amortization	(137)	(287)	(400)

	Income from operation	289	373	(629)
Property	EBITDA	1,535	1,038	1,070
	Depreciation and amortization			(2)

	Income from operation	1,535	1,038	1,068
New Businesses —	EBITDA	147	232	397
Adactum	Depreciation and amortization	(39)	(125)	(219)

	Income from operation	108	107	178
Other	EBITDA	(270)	(243)	(300)
	Depreciation and amortization	(4)	(9)	(10)

	Income from operation	(274)	(252)	(310)
Total	EBITDA	6,140	6,873	7,417
	Depreciation and amortization	(1,680)	(2,501)	(3,415)

	Income from operation	4,460	4,372	4,002

*	EBITDA equals herein Income from operations before depreciation and amortization. EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the consolidated statements of cash flows contained in our consolidated financial statements.

3 — Segment Information — continued

Depreciation and amortization by segment

		Years ended 31 December
SEK million		2007	2008	2009

	Ferry operations	1,007	1,064	1,119
	Drilling	493	1,016	1,665
Shipping:	RoRo vessels	105	107	141
	Tanker operations	18	167	247
	Other shipping	14	13	12

	Total shipping	137	287	400
	Property			2
	New Businesses — Adactum	39	125	219
	Other	4	9	10

	Total	1,680	2,501	3,415

Depreciation and amortization expense consists of the following components

	Years ended 31 December
SEK million	2007	2008	2009

Vessels	1,389	2,096	2,790
Equipment	157	232	396
Buildings, land and ports	49	67	78

Total tangible fixed assets	1,595	2,395	3,264
Intangible assets	85	106	151

Total	1,680	2,501	3,415

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 555 million, SEK 271 million and SEK 170 million for the years ended 31 December 2009, 2008 and 2007, respectively.

Investments in tangible fixed assets by segment

		Years ended 31 December

SEK million		2007	2008	2009

Ferry operations		1,240	2,880	2,217
Drilling		5,179	4,777	5,393
Shipping:	RoRo vessels	1,111	257	12
	Tanker operations	275	1,353	115
	Other shipping	6	1	2

	Total shipping	1,392	1,611	129
Property		941	1,357	1,281
New Businesses — Adactum		176	408	127
Other		15	9	22

Total		8,943	11,042	9,169

Additions in 2009 for property includes SEK 424 million related to ongoing newbuilding projects for real estate. For the years ended 31 December 2008 and 2007, additions for property included SEK 292 million and SEK 89 million, respectively, related to ongoing newbuilding projects for real estate. See Note 14.

3 — Segment Information — continued

Total assets by segment

		Years ended 31 December

SEK million		2008	2009

	Ferry operations	12,974	13,017
	Drilling	23,237	25,342
Shipping:	RoRo vessels	1,875	2,184
	Tanker operations	2,807	2,143
	Other shipping	170	188

	Total shipping	4,852	4,515
	Property	25,767	26,043
	New Businesses — Adactum	6,911	6,606
	Other	23,628	16,682

	Total	97,369	92,205

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

Total revenue

	Years ended 31 December
SEK million	2007	2008	2009

Scandinavia	9,975	11,129	11,386
Europe, other	6,405	7,169	7,726
Other markets	2,192	4,003	5,464
Shipping	3,830	4,171	3,236

Total	22,402	26,472	27,812

Total assets

	Years ended 31 December
SEK million	2008	2009

Scandinavia	35,431	32,896
Europe, other	22,511	20,658
Other markets	34,764	35,370
Shipping	4,663	3,281

Total	97,369	92,205

4 — Sale of tangible fixed assets

		Years ended 31 December
SEK million		2007	2008	2009

Vessels	Cash proceeds from sale of vessels	793	686	183
	Net book value of vessels sold	(540)	(483)	(35)

	Net gain on sale of vessels	253	203	148
Investment properties	Cash proceeds from sale of properties	364	868	214
	Net book value of properties sold	(267)	(699)	(183)

	Net gain on sale of properties	97	169	31
Total	Cash proceeds from sale of vessels and property	1,157	1,554	397
	Net book value of assets sold	(807)	(1,182)	(218)

Total gain		350	372	179

Total cash proceeds include sales costs of SEK 39 million, SEK 7 million and SEK 19 million, which are not included in the consolidated statement of cash flow for 2009, 2008 and 2007, respectively.

5 — Administrative expenses

For the year ended 31 December 2009, administrative expenses include R&D costs amounted to SEK 50 million. For the years ended 31 December 2008 and 2007, administrative expenses included R&D costs amounted to SEK 32 million and SEK 22 million, respectively.

Fees and other remuneration to auditors and advisors are set forth below.

	Years ended 31 December
SEK million	2007	2008	2009

KPMG
Audit fees	21	20	24
Tax services	25	20	32
Other audit related services	7	6	8
Other auditors
Audit fees		2	3
Tax services	14	11	11
Other services	9	5	12

Total	76	64	90

6 — Investment in associated companies

Investments in associated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses.

In 2004, the Company invested in more than 20% of the Swedish listed company Midelfart Sonesson AB (publ), which therefore is accounted for as an associated company. As of 31 December 2009, the investment represents 23.0% of the capital and 24.7% of the votes. The total value of the market value of the investment as of 31 December 2009 was SEK 123 million. As of 31 December 2008, the total share of the market value was SEK 57 million. The Company’s share of results amounted to SEK 12 million in 2009 and SEK 4 million in 2008. During 2009, we invested SEK 30 million in Midelfart.

6 — Investment in associated companies — continued

In May 2007, the Company invested in further shares in Gunnebo AB (publ). The share of capital increased to more than 20% and was accounted for as an associated company. As of 31 December 2009, the investment represents 25.7% of the capital and the votes. The market value of the investment as of 31 December 2009 and 2008 was SEK 533 million and SEK 179 million, respectively. The Company’s share of results in 2009 amounted to SEK 10 million and SEK (116) million in 2008. During 2009, we invested SEK 130 million in Gunnebo.

In June 2007, the company acquired 45% of the share capital in the newly formed company MPP Mediatec Group. The value of the investment as of 31 December 2009 and 2008 was SEK 340 million and SEK 338, respectively. The Company’s share of results in 2009 was SEK 2 million and SEK 7 million in 2008. As per 31 December 2009 the investment represents 42.7% of the capital and votes.

In 2003, the company acquired 19.9% of the shares in Ballingslöv AB (publ.). In 2005 further shares were acquired and the ownership increased to 22.5% and the investment were consequently treated as an associated company.

During 2006-2007 the investment increased gradually to 28.6%. Between May and July 2008 shares were acquired through a formal takeover bid in Ballingslöv AB (publ.) and the ownership increased to 80.2%. As a result hereof Ballingslöv AB (publ.) became a subsidiary of the Company as from the third quarter and was subsequently delisted.

The investments in Midelfart and Gunnebo are pledged as security for bank debt. The results of these companies are reported with a three month time lag.

Investments in associated companies

	As of 31 December
SEK million	2007	2008	2009

Opening balance	397	1,403	932
Increase — reclassification to associated company	501
Investments	738	406	162
Revaluation	(61)	(141)
Dividend	(12)	(38)
Share of profit	(60)	60	24
Exchange differences	(11)	(28)	(3)
Other movements	(89)
Reclassifications to subsidiaries		(730)

Closing balance	1,403	932	1,115

For the year ended 31 December 2009, Investments in associated companies include Goodwill amounting to SEK 411 million. For the year ended 31 December 2008, Investments in associated companies include Goodwill amounting to SEK 404 million.

6 — Investment in associated companies — continued

The Group’s share of the results of its associates and its share of the assets (including goodwill) and liabilities are as follows:

	Country of —				Profit/	%	Share of
Name	incorporation	Assets	Liabilities	Revenues	(loss)	Interest held	result

2007
Midelfart Sonesson AB (publ)	Sweden	1,538	1,039	1,659	(322)	22	(107)
Gunnebo AB (publ)	Sweden	4,837	3,695	7,025	128	25	5
MPP Mediatec Group AB	Sweden	845	577	316	(17)	45	(2)
Ballingslöv International AB (publ)	Sweden	2,388	1,532	2,892	211	29	43

2008
Midelfart Sonesson AB (publ)	Sweden	1,427	922	1,458	17	23	4
Gunnebo AB (publ)	Sweden	5,262	4,189	6,903	115	25	(116)
MPP Mediatec Group AB	Sweden	1,061	765	905	12	43	7
2009
Midelfart Sonesson AB (publ)	Sweden	1,338	631	1,354	54	23	12
Gunnebo AB (publ)	Sweden	4,336	2,923	6,788	(205)	26	10
MPP Mediatec Group AB	Sweden	922	643	811	(21)	43	2

7 — Result from securities and receivables accounted for as financial fixed assets

	Years ended 31 December
SEK million	2007	2008	2009

Dividends	112	109	18
Realized result from sale of available for sale shares		(34)	(713)
Realized result from sale of financial instruments measured at fair value through the income statement	550	(746)	128
Unrealized result from financial instruments1)	423	(1,372)	438
Interest income	173	175	123
Exchange differences	(194)	(122)	(259)

Total	1,064	(1,990)	(265)

1) Unrealized result from financial instruments measured at fair value through the income statement.

Dividends refers to dividend income from financial assets held at fair value through income statement and available for sale shares valued through other comprehensive income.

8 — Other interest and similar profit/loss items

	Years ended 31 December
SEK million	2007	2008	2009

Dividends	98	177	43
Realized result from sale of trading shares	106	(35)	(117)
Unrealized result from financial instruments1)	(128)	(848)	244
Interest income from investments in SPEs	661	667	477
Gain on termination of leases		1,025	110
Other interest income	85	115	84
Exchange differences	122	282	(5)

Total	944	1,383	836

Dividends refers to dividend income from shares held for trading. The provision for income related to the financing of the DrillMAX vessel Stena Carron was partly released during 2009. The provision for income related to the financing of the DrillMAX vessel Stena DrillMAX I and the vessels Stena Traveller and Stena Trader was resolved during 2008 when the leasing contracts were terminated.

There has been no material inefficiency in our cash-flow hedges.

1) Unrealized result from financial instruments by category are as follows:

	Years ended 31 December
SEK million	2007	2008	2009

Trading shares	(128)	(623)	71
Bunker hedges		(225)	173

	(128)	(848)	244

9 — Interest expense and similar profit/loss items

	Years ended 31 December
SEK million	2007	2008	2009

Interest expenses from investments in SPEs	(416)	(365)	(214)
Other interest expenses	(1,271)	(1,815)	(1,843)
Unrealized result of valuation of interest swaps	(52)	(81)	194
Amortization of deferred financing costs	(59)	(83)	(67)
Bank charges	(20)	(20)	(33)
Realized losses on bunker oil derivatives held for trading		(299)	(162)
Exchange differences	23	421	(18)
Other financial items	(151)	(65)	(110)

Total	(1,946)	(2,307)	(2,253)

Deferred financing costs include costs for the issuances of Senior Notes, revolving credit facilities, finance leases etc. See Note 34.

10 — Income taxes

Income before taxes was distributed geographically as follows:

	Years ended 31 December
SEK million	2007	2008	2009

Sweden	897	733	(180)
Rest of the world	3,564	645	2,524

Total income before taxes	4,461	1,378	2,344
Current tax
For the period, Sweden	(10)	(29)	(29)
Adjustments previous years, Sweden	(1)	(1)
For the period, Rest of the world	(277)	(249)	(208)
Adjustments previous years, Rest of the world	137	26	28

Total current tax	(151)	(253)	(210)
Deferred tax
For the period, Sweden	(116)	86	129
Adjustments previous years, Sweden		265
For the period, Rest of the world	(294)	323	(5)
Adjustments previous years, Rest of the world	(71)	(54)	106
Total deferred tax	(481)	620	230

Total income taxes	(632)	367	20

Cash paid for taxes in 2009 was SEK 54 million, as compared to SEK 90 million in 2008 and SEK 176 million in 2007.

The reconciliation of the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Years ended 31 December
Percentage	2007	2008	2009

Statutory income tax rate	28	28	26
Differences in foreign tax rates	(8)	(22)	(9)
Taxes related to previous years	(1)		3
Losses not currently utilized	1	26
Expenses not deductible	3	5	1
Nontaxable income	(6)	(29)	(16)
Utilization of tax loss carry forwards	(1)		(2)
Restructuring	(5)	(30)	(1)
Other	3	(5)	(3)

Effective income tax rate	14	(27)	(1)

The principle reason why the effective income tax rate is lower than the statutory income tax rate for 2007, 2008 and 2009 is that the international shipping activities and capital gains, sales of financial instruments, are to a large extent tax exempt in many countries.

11 — Intangible fixed assets

The movements during the years ended 31 December 2008 and 2009 are as follows:

						Other
			Distribution	Customer	IT	intangible
SEK million	Goodwill	Trademarks	agreements	relations	investments	assets	Total

Acquisition costs
Opening balance as per 1 January 2008	602				403	41	1,046
Purchase of company (Note 33)	986	860	560	10	67	2	2,485
Additions	2				53	1	56
Translation differences	(25)				(1)	7	(19)

Closing balance as per 31 December 2008	1,565	860	560	10	522	51	3,568
Additions	7				53		60
Disposals	(88)	(6)				(21)	(115)
Transfers					2		2
Translation differences	(20)	(7)	(20)		(2)	(4)	(53)

Closing balance as per 31 December 2009	1,464	847	540	10	575	26	3,462
Accumulated amortization
Opening balance as per 1 January 2008	(71)				(251)	(34)	(356)
Purchase of company (Note 33)		(4)	(47)		(34)		(86)
Translation differences	18						18
Current year amortization		(14)	(24)	(2)	(53)	(13)	(106)

Closing balance as per 31 December 2008	(53)	(18)	(71)	(2)	(338)	(48)	(530)
Translation differences	(1)		3		1	4	7
Disposals	(21)					21
Transfers					1		1
Current year amortization	(13)	(22)	(47)	(2)	(65)	(2)	(151)

Closing balance as per 31 December 2009	(88)	(40)	(115)	(4)	(401)	(25)	(673)
Net book value as per 31 December 2008	1,512	842	489	8	184	3	3,038
Net book value as per 31 December 2009	1,376	807	425	6	174	1	2,789

Goodwill is allocated to the Group’s cash-generating units (CGUs) identified by segment. A segment-level summary of the goodwill allocation is presented below.

New businesses — Adactum	1,238
Ferry operations	138
Total	1,376

Impairment testing of goodwill is conducted annually and whenever conditions indicate that impairment may be necessary. The recoverable value for cash-generating units is based on the calculated value in use. The key assumptions used for calculated value in use are discount rate

11 — Intangible fixed assets — continued

and growth rate. The discount rate before tax used in Adactum was 7.7-9%. The growth rate for revenues used in Adactum has been individually assessed for each company and year until the year 2018. During this period the growth rate normally fluctuates between 2-5% but has in some cases exceeded this interval. For subsequent periods growth rate for revenues is estimated to have a growth corresponding to 1.5-2%. This growth rate is based on reasonable prudence and is estimated to be below respective industries long-term growth rate for revenues.

As of December 31 2009, the recoverable values based on value in use of the cash-generating units were found not to fall short of their net booked values in any test and therefore the related goodwill was not impaired.

A number of sensitivity tests have been made in order to examine possible need for impairment. For these sensitivity tests the discount rate used was 1% respectively 2% higher than above described discount rate. Also, when applying these estimates, no goodwill impairment is indicated for material cash-generating units.

Trademarks

Trademarks are mainly related to the segment New Businesses — Adactum. During 2009, impairment testing has been performed for all trademarks within Adactum. The tests have been performed according to the same procedure as for establishing the recoverable value for goodwill, see description above. The discount rate before tax used for the individual brands was 9%. The growth rate for revenues used until year 2014 was 3-10%. For subsequent periods growth rate for revenues is estimated to have a growth corresponding to 1%. None of the performed tests indicated any impairment for trademarks.

12 — Vessels, Construction in Progress and Equipment

The movements during the years ended 31 December 2008 and 2009 are as follows:

		Construction
SEK million	Vessels	in progress	Equipment	Total

Acquisition costs
Opening balance as per 1 January 2008	26,690	5,821	1,816	34,327
Additions	6,089	3,473	428	9,990
Purchase of company (Note 33)	173	1	803	977
Disposals	(978)		(71)	(1,049)
Transfers	3,003	(3,365)	99	(263)
Translation differences	3,740	1,625	211	5,576

Closing balance as per 31 December 2008	38,717	7,555	3,286	49,558
Additions	4,351	3,267	664	8,282
Disposals	(1,578)	(4)	(87)	(1,669)
Transfers	3,281	(4,714)	657	(776)
Translation differences	(2,655)	(455)	(166)	(3,276)

Closing balance as per 31 December 2009	42,116	5,649	4,354	52,119
Accumulated depreciation
Opening balance as per 1 January 2008	(11,347)		(1,084)	(12,341)
Disposals	495		64	559
Purchase of company (Note 33)	(120)		(560)	(680)
Additions	(232)			(232)
Translation differences	(1,099)		(108)	(1,207)
Transfers	73		7	80
Current year depreciation	(2 096)		(232)	(2,328)

Closing balance as per 31 December 2008	(14,326)		(1,913)	(16,239)
Disposals	1,547		60	1,607
Translation differences	615		79	694
Transfers	95		(2)	93
Current year depreciation	(2,790)		(396)	(3,186)

Closing balance as per 31 December 2009	(14,859)		(2,172)	(17,031)
Net book value as per 31 December 2008	24,391	7,555	1,373	33,319
Closing balance as per 31 December 2009	27,257	5,649	2,182	35,088

The insured value of the whole vessel fleet as of 31 December 2009 was SEK 46,147 million, as compared to SEK 44,372 million as of 31 December 2008.

As of 31 December 2008, Construction in progress included seven newbuildings: two RoPax-vessels, “Superferries”, under construction in Germany for delivery in 2010; one drillship under construction in Korea for delivery in 2011; two RoPax ships under construction in a shipyard in Korea for delivery in 2011; and two Panamax vessels ordered from a shipyard in Korea for delivery in 2012. Construction in progress also includes construction of real estate in Stockholm, Gothenburg and Malmö. In total, the contract amount with the shipyards amounts to SEK 13,584 million. Yard payments of SEK 4,871 million, real estate projects of SEK 175 million (valued at fair value), capitalized interest of SEK 124 million and other capitalized costs of SEK 479 million are included in Construction in progress as of 31 December 2009.

The amount of interest capitalized on construction in progress was SEK 284 million and SEK 412 million for the years ended 31 December 2009 and 2008, respectively.

12 — Vessels, Construction in Progress and Equipment — continued

No capitalization of interest on real estate newbuildings has been made for 2009. Capitalization of interest amounted to SEK 2 million as of 31 December 2008.

Valuation certificates issued on 31 December 2009 by independent valuation institutions indicate that the values in the vessel fleet exceed net book value by SEK 11,139 million, as compared to SEK 18,201 million as of 31 December 2008.

Part of the vessels net book value as of 31 December 2008 refers to vessels held in accordance with financial leasing agreements, see Note 29 Leases.

Equipment is specified as follows:

		Other
SEK million	Windmills	equipment	Total

Acquisition costs
Opening balance as per 1 January 2008	140	1,676	1,816
Additions		428	428
Purchase of company (Note 33)		803	803
Disposals		(71)	(71)
Transfers		99	99
Translation differences		211	211

Closing balance as per 31 December 2008	140	3,146	3,286
Additions	8	656	664
Disposals		(87)	(87)
Transfers	358	299	657
Translation differences		(166)	(166)

Closing balance as per 31 December 2009	506	3,848	4,354
Accumulated depreciation
Opening balance as per 1 January 2008	(7)	(1,077)	(1,084)
Disposals		64	64
Purchase of company (Note 33)		(560)	(560)
Translation differences		(108)	(108)
Transfers		7	7
Current year depreciation	(7)	(225)	(232)

Closing balance as per 31 December 2008	(14)	(1,899)	(1,913)
Disposals		60	60
Translation differences		79	79
Transfers		(2)	(2)
Current year depreciation	(26)	(370)	(396)

Closing balance as per 31 December 2009	(40)	(2,132)	(2,172)
Net book value as per 31 December 2008	126	1,247	1,373
Net book value as per 31 December 2009	466	1,716	2,182

13 — Buildings and land together with Ports

The movements during the year ended 31 December 2008 and 2009 are as follows:

	Buildings
SEK million	and land	Ports

Acquisition costs
Opening balance as per 1 January 2008	753	1,876
Additions	203	16
Disposals	405
Transfers	47
Translation differences	63	(203)

Closing balance as per 31 December 2008	1,471	1,689
Additions	62
Purchase of company (Note 33)
Transfers
Translation differences	(55)	23

Closing balance as per 31 December 2009	1,478	1,712
Accumulated depreciation
Opening balance as per 1 January 2008	(394)	(784)
Purchase of company (Note 33)	(102)
Translation differences	(51)	87
Transfers	(5)
Current year depreciation	(21)	(46)

Closing balance as per 31 December 2008	(573)	(743)
Translation differences	29	(9)
Transfers
Current year depreciation	(33)	(45)

Closing balance as per 31 December 2009	(577)	(797)
Net book value as per 31 December 2008	898	946
Net book value as per 31 December 2009	901	915

Buildings and land together with Ports represent the group’s assets used in its business, including office buildings, ferry terminals etc.

Out of the net book value as of 31 December 2009 for buildings and land, SEK 488 million relates to Swedish buildings and land. The tax assessment value for these buildings and land amounted to SEK 921 million.

Out of the net book value as of 31 December 2008 for buildings and land, SEK 265 million relates to Swedish buildings and land. The tax assessment value for buildings and land last year amounted to SEK 916 million. Ports are only located in Great Britain, therefore, the tax assessment value is not presented.

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland-Northern Ireland route. The construction work is expected to take approximately 20 months and be completed in 2012.

14 — Investment properties

	As of 31 December
SEK million	2008	2009

Opening balance as of 1 January	22,555	23,320
Additions	1,065	857
Reclassification construction in progress	141	655
Disposals	(699)	(183)
Unrealized fair value adjustments	(294)	(301)
Exchange differences	552	(308)

Closing	23,320	24,040

Investment Property — impact on the result

	As of 31 December
SEK million	2008	2009

Rental Income	2,085	2,335
Direct cost	(739)	(804)

Total	1,346	1,531

Investment properties are residential and commercial properties.

Valuation of the investment properties is performed at year end and at each quarter by assessing each individual property’s fair value. The valuation method is based on a combination of comparable sales method and a direct capitalization method which is an income approach. The net operating income is based on the actual numbers, with an adjustment to market rental income with a deduction for a long term rental vacancy level for residential and commercial properties. The operating costs are the actual costs, adjusted to reflect the long term situation and how other investors think in an investment situation. In the assessment, consideration of type of property, technical standard and type of construction has been taken. The assessment of the yield requirements is based on information obtained about the market yield requirements in respect of the purchase and sale of comparable properties in similar locations.

At the valuation as of 31 December 2009, the following rates of return have been used:

Rate of return, %
Location	Residential	Commercial

Sweden	3.00—6.00	5.25—8.25
Eurozon	n/a	6.00—12.00

The estimated market value of investment properties is SEK 24,040 million compared to last year SEK 23,320 million.

In connection with this valuation, external valuations have been obtained, from DTZ Sverige and Boer Hartog Hooft in The Netherlands. The external valuations cover 20% of the total property value in absolute terms but these selected properties represent 80% of the properties in terms of property types, technical standard and building design. A comparison between the internal and external valuations reveals that Stena’s valuations are within the value range stated by the external valuation companies.

The tax assessment value for the Swedish properties for the year ended 31 December 2009 amounted to SEK 16,023 million, of which land represented SEK 4,702 million. For the year

14 — Investment properties — continued

ended 31 December 2008, the tax assessment value for these properties amounted to SEK 15,649 million, of which land SEK 4,562 million.

15 — Investment in SPES

Since late 2002, the Company has invested in special purpose entities (“SPEs”). The SPEs have invested in different debt securities, including high yield bonds. The SPEs have issued debt securities which are secured by their assets. The minority share of the results is deducted in the income statement while the minority part of total equity is shown as minority interest in the equity.

The investments in the CDO (“Collateral Debt Obligation”) and CLO (“Collateral Loan Obligation”) started in December 2002, August 2003 and October 2005. They were established during 2003, June 2004 and August 2006. The latest CLO was started in November 2006 and is not yet fully established. The minority interests in the CDO/CLOs are 13.7%, 15.4%, 11.3% and 5%, respectively.

The consolidation of the SPEs has had the following impact:

	Years ended 31 December
SEK million	2008	2009

Financial income and expense	(43)	(351)
Minority interest	8	41

Net income	(35)	(310)
Investments1)	9,973	8,174
Short-term investments2)	1,290	1,091
Other assets	240	333

Total assets	11,503	9,598
Retained earnings	574	518
Net income	(35)	(310)

Shareholders’ equity	539	208
Minority interest	181	128

Total Equity	720	336
Debt of SPEs3)	9,492	8,249
Other debt	1,291	1,013

Total liabilities	10,783	9,262

Total shareholders’ equity and liabilities	11,503	9,598
The investment in SPEs are classified as follows:
Corporate Fixed Income Securities classified as “available for sale” and revalued in other comprehensive income:	1,268	1,347
Senior Bank Debt classified as “held to maturity” and kept at cost in the balance sheet.	8,705	6,827

Total	9,973	8,174

1)	Investment in SPEs are recorded at market value with gains and losses recorded to income statement. Investments in other securities are recorded to market value with gains and losses recorded to other comprehensive income. The corporate loans are recorded at cost in the balance sheet and tested for impairment at each reporting date. The market value of the corporate loans is SEK 656 million lower than cost.

2)	Refers to cash and cash equivalents in the SPEs. This cash is not available to the Company and is therefore included as restricted cash.

3)	Debt of SPEs refers to secured notes issued by the SPEs and secured bank loans borrowed by the SPEs. These obligations are secured by pledges of the assets of the SPEs and are not guaranteed by the Stena AB Group.

16 — Marketable securities

	Years ended 31 December
SEK million	2008	2009

Opening balance	7,674	2,650
Additions	2,732	961
Disposals	(5,807)	(2,138)
Reclassification	192
Revaluation of financial assets through the income statement	(1,474)	363
Revaluation of financial assets through other comprehensive income	(1,146)	497
Translation differences	479	(122)

Investment at the end of year	2,650	2,211
Marketable securities are classified as:
Financial assets at fair value through the income statement	1,923	1,398
Available-for-sale financial assets	727	813

Total	2,650	2,211

Marketable securities refer to the Stena AB groups investments in listed shares, these are recorded at fair value.

As of 31 December 2009, shares with a book value of SEK 0 million have been pledged as security for bank debt. As of 31 December 2008, shares with a book value of SEK 700 million were pledged as security for bank debt.

Marketable securities as of 31 December 2009 are as follows:

SEK million	No. of shares	Book value

Held by parent company:
Vitrolife	110,000	4
Total		4

Corral Finans FRN	50,616,400	374
Sberbank	10,150,000	200
Schlumberger	420,000	196
Telenor	831,000	83
Technip	150,000	76
Novo Nordisk	162,000	74
Brightside	25,789,473	73
Eos Russia BTA	1,799,884	70
HYP Renaissance	10,000,000	69
Comstar	1,695,102	66
Alfa Laval	650,000	64
Outotec	247,000	62
Carlsberg	99,456	53

16 — Marketable securities — continued

		Book
SEK million	No. of shares	value

Alstom	104,000	52
Comba Telecom	5,935,400	50
Esprit Holdings	1,050,000	50
Q-cells	407,000	48
Explorer Financial Fund	33,999	47
Procter & Gamble	102,900	45
Sistema	290,000	44
Ebay	245,900	41
Iofina	5,195,000	32
SAP	90,000	31
East Capital Explorer	450,000	30
Hexagon	275,005	29
Geely Automobile	6,500,000	26
Xinyu Hengdeli	9,591,000	26
China Highspeed Transmission	1,265,000	22
Vestas	47,868	21
Remora	2,379,670	21
Renewable Energy	329,482	18
Want Want Holding	3,500,000	18
Black Earth Farming	700,000	16
Other		80
Total listed shares		2,211

17 — Other noncurrent assets

	Deferred	Other-	Available for	Other	Deferred
SEK million	tax assets	receivables	sale shares	shares	costs	Total

Opening balance as per 1 January 2008	641	2,341	1,757	139	557	5,435
Additions	2	821	711	352	635	2,521
Disposals	(2)	(113)	(119)		(648)	(882)
Revaluation through the income statement	337	(12)	(31)			294
Share of profit (loss)				109		109
Dividend received				(20)		(20)
Reclassification	(527)	(730)				(1,257)
Translation differences		(780)	212	107	32	(429)

Closing balance as per 31 December 2008	451	1,527	2,531	686	576	5,771
Additions	437	190	128	1	544	1,300
Disposals	(568)	(804)	(283)	(7)	(568)	(2,230)
Revaluation through the income statement	(88)	(6)	(195)			(289)
Share of profit (loss)				14		14
Dividend received				(24)		(24)
Reclassification	287	(36)				251
Translation differences	13	20	(81)	(65)	(24)	(138)

Closing balance as per 31 December 2009	532	891	2,099	605	528	4,655

Deferred tax assets relate to unutilized tax losses carried forward. Reclassifications include netting against deferred tax liabilities. See Note 10.

Other receivables as of 31 December 2009 include receivables related to sales of subsidiaries amounting to SEK 354 million. Other receivables as of 31 December 2008 include receivables related to sales of subsidiaries amounting to SEK 1,063 million.

Available for sale shares include investment in non-listed shares. These shares are accounted for as Available for sale shares valued through the comprehensive income.

Companies held between 20% and 50%, and that are not other shares valued through comprehensive income, are accounted for as other associated companies. The share of these companies’ results is included in direct operating expenses. See Note 6.

17 — Other noncurrent assets — continued

Available for sale shares:

SEK million		No. of shares or % held	Book value

Held by parent company:
Alligator		2,054,588	15
Ram one		148,632	155
			170
Held by subsidiaries:
SentoClone	Sweden	19%	120
Remora	Norway	2,379,670	29
REC ASA	Norway	5,000,000	53
ING DUTCH OFFICE FUNDS	Netherlands	7%	926
Schiphol Real Estate CV	Netherlands	540	311
China Opportunity Fund	China	6%	270
EQT China	China	5%	43
Chase Private Equity Fund	Cayman Islands	3,729,232	17
ICE Canyon emerging market CLO	Cayman Islands	10%	70
Southern Rock	Gibraltar	5,000,000	58
Other			32

Total available for sale shares			2,099

Other shares

SEK million		No. of shares or % held	Book value

Örgryte Bostads AB & Co KB	Sweden		3
Austen Maritime Services Pte Ltd	Singapore	50%
Partrederiet SUST I DA	Norway	50%	45
Partrederiet SUST III DA	Norway	50%	36
Stena Ugland Shuttle Tankers	Norway
Nordic Rio LLC	Marshall Islands	50%	27
Stena Sonangol Suezmax pool LLC	Marshall Islands	50%
Navion Gothenburg LLC	Marshall Islands	50%	19
Paradise	Liberia	35%	391
Glacia Limited	Bermuda	50%	72
RoRo Partners Ltd	Bermuda	49%	1
Caribbean partners	Bermuda		11

Total other shares			605

18 — Inventory

	As of 31 December
SEK million	2008	2009

Bunker and lubricating oil	110	120
Inventories of goods for sale	187	168
Raw materials and consumables	226	177
Products in progress	57	50
Finished products	95	100

Total	675	615

19 — Short-term receivables

	As of 31 December
SEK million	2008	2009

Trade debtors
Accounts receivable are classified on the basis of their due date:
Outstanding but not due	3,148	2,790
Due up to 30 days	257	206
Due more than 30 days	244	288

Total	3,649	3,284

Other receivables
Related parties (Note 36)	144	1
Other short-term receivables	3,388	1,720

Total	3,532	1,721

Prepaid expenses and accrued income
Prepaid expenses	769	510
Accrued income	925	1,310
Total	1,694	1,820

Total short-term receivables	8,875	6,825

Book value of trade debtors corresponds to fair value. The total allowance for doubtful trade receivables was SEK 94 million as of 31 December 2009 and SEK 91 million as of 31 December 2008.

Selling expenses as of 31 December 2009 include costs for doubtful receivables of SEK 30 million, and SEK 42 million as of 31 December 2008.

20 — Short-term investments

	As of 31 December
SEK million	2008	2009

Marketable debt and equity securities, trading	380	355
Restricted cash	4,713	3,339

Total	5,093	3,694

Book value of Short-term investments corresponds to fair value. Marketable debt and equity securities are classified as “Financial assets at fair value through the income statement”.

Certain marketable debt and equity securities and restricted cash amounting to SEK 979 million at 31 December 2009 and SEK 1,343 million at 31 December 2008 have been pledged as security for bank debt (see Note 32).

Restricted cash as of 31 December 2009 includes SEK 1,091 million of cash and cash equivalents in the SPEs, which is not available to the Company. As of 31 December 2008 such restricted cash amounted to SEK 1,290 million (see Note 15). Other restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company.

21 — Cash and cash equivalents

	As of 31 December
SEK million	2008	2009

Cash	1,206	1,106
Short term deposits	225	77

Total	1,431	1,183

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

22 — Fixed assets held for sale

Fixed assets held for sale referred in 2008 to two tankers from the segment Crude oil tankers with a net book value of SEK 448 million and the fast ferry Stena Discovery from the segment Ferry operations which was fully impaired. These assets were recorded at the lower of carrying amount and fair value with a deduction for selling costs, which in 2008 did not lead to any impairment. These three vessels were sold in 2009.

23 — Equity

Dividend paid per share (SEK):

2008	7,800
2009	3,800

Specification of the reserves:

	Fair value	Hedging	Translation
SEK million	reserve	reserve	reserve	Total

Closing balance as per December 31, 2007	835	847	(46)	1,636

Exchange differences arising on the translation of foreign operations, net of tax			3,156	3,156
Change in Hedging reserve, net of tax
- valuation of bunker hedges		(607)		(607)
- taken to income statement, operating expenses		(582)		(582)
- valuation of interest swap hedge		(139)		(139)
Change in fair value reserve, net of tax
- valuation available for sale shares	(2,077)			(2,077)
Change in net investment hedge, net of tax		(201)		(201)

Closing balance as per December 31, 2008	(1,242)	(682)	3,110	1,186
Exchange differences arising on the translation of foreign operations, net of tax			(2,079)	(2,079)
Change in Hedging reserve, net of tax
- valuation of bunker hedges		585		585
- valuation of interest swap hedge		42		42
Change in fair value reserve, net of tax
- valuation available for sale shares	939			939
Change in net investment hedge, net of tax		107		107

Closing balance as per December 31, 2009	(303)	52	1,031	780

23 — Equity — continued

Fair value reserve

This reserve arises on the valuation of available-for-sale financial assets. When an available-for-sale asset is sold, the portion of the reserve that relates to that financial asset, and is effectively realized, is recognized in the income statement. When an available-for-sale asset is impaired, the portion of the reserve that relates to that financial asset is recognized in the income statement.

Hedging reserve

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the income statement when the hedged transaction impacts the income statement. Hedge accounting is applied for certain bunker fuel purchases and certain interest swap instruments.

Translation reserve

Exchange differences relating to the translation from the functional currencies of the Stena Group’s foreign subsidiaries into SEK are accumulated to the translation reserve. Upon the sale of a foreign operating, the accumulated translation amounts are recycled to the income statement and included in the gain or loss on the disposal.

24 — Deferred income taxes

The net deferred tax liability of the Company consists of the following:

	As of 31 December
SEK million	2008	2009

Deferred tax liabilities
Tangible fixed assets	3,943	3,767
Financial fixed assets	89	95
Provisions	275	442
Other	414	463

Total deferred tax liabilities	4,721	4,767

Deferred tax assets
Tangible fixed assets	123	36
Tax loss carryforwards	1,956	2,447
Financial fixed assets	276	51
Provisions	288	255
Other		21
Less deferred tax assets not recognized	(1,042)	(1,157)

Total deferred tax assets recognized	1,601	1,653

Net deferred tax liability	3,120	3,114
Out of which:
Deferred tax assets (Note 17)	451	532
Deferred tax liabilities	3,571	3,646

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. Calculation of deferred taxes is based on local nominal tax rate.

24 — Deferred income taxes — continued

	2008			2009
		Taxes charged to			Taxes charged to
	Taxes charged to	comprehensive	Total	Taxes charged to	comprehensive	Total
SEK million	income statement	income	taxes	income statement	income	taxes

Current taxes	(253)		(253)	(210)		(210)
Deferred taxes	620	(254)	366	230	(116)	114

	367	(254)	113	20	(116)	(96)

The Company’s gross value of tax loss carryforwards are as follows:

	As of 31 December
SEK million	2008	2009

Sweden	2,724	3,196
Rest of the world	8,457	6,107

Total	11,181	9,303

Most tax loss carryforwards can be carried forward indefinitely.

Tax loss carryforwards of SEK 4,522 million expire between 2010 and 2018.

25 — Employee benefits

Provisions for pensions and other provisions:

Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Company. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. The assumptions include discount rate, inflation, salary growth, long-term return on plan assets, mortality rates and other factors. Discount rate assumptions are based on long-term high quality corporate bonds and government bond yields available at year end. The assets consist mainly of long-term high corporate bonds, government bonds and equities and the asset allocation for each pension scheme is defined in an investment policy document. Defined benefits plan relate mainly to subsidiaries in the UK operations. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish PRI pension plan) and employees in The Netherlands.

Stena has commitments for retirement pensions and family pensions for office personnel in Sweden which are secured through an insurance policy with Alecta. According to a statement from the Swedish Financial Reporting Board, UFR 3, this is a defined benefit plan covering several employers, and so-called multi employer plan. Alecta is currently unable to provide defined benefit accounting for such participants, and therefore premiums paid to Alecta are accounted for as defined contribution expense. Fees for the year 2009 and 2008 paid covering such arrangements were SEK 30 million, respectively. Alecta’s profit in the form of the so-called collective consolidation level amounted to 141% for 2009 and 112% for 2008. The collective consolidation level comprises the fair value of Alecta’s assets as a percentage of the insurance commitments calculated in accordance with Alecta’s insurance calculation principles and assumptions which are not in conformity with IAS 19.

25 — Employee Benefits — continued

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

	Sweden		Great Britian		Other Europe
Assumptions applied for actuarial calculations, %	2008	2009	2008	2009	2008	2009

Discount rate	4.00	4.00	6.50	5.75	5.80	5.20
Expected return on plan assets		5.00	7.50	7.50	5.10	5.10
Expected salary increases	3.00	3.00	3.75	3.50	3.50	3.50

Pension costs	As of 31 December
SEK million	2008	2009

Current service costs	57	40
Interest costs	673	633
Expected return on plan assets	(690)	(578)
Actuarial gains and losses	(1)	10

Total pension costs for defined benefit plans	39	105
Pension costs for defined contribution plans	322	394

Total pension costs	361	499

Obligations for pensions, net
SEK million	Sweden	Great Britain	Other Europe	Total

Obligations for pensions, net, 1 January 2008	55	1,350		1,405
Current service costs	8	44	5	57
Interest costs	14	651	8	673
Expected return on plan assets	(12)	(670)	(8)	(690)
Actuarial gains and losses	(1)			(1)
Exchange differences		(151)	1	(150)
Payment of pension fees from the company	(13)	(250)	(8)	(271)
Benefits paid	(4)			(4)
Business combination	55	36		91
Other provisions		11		11

Obligations for pensions, net, 31 December 2008	102	1,021	(2)	1,121

Current service costs	10	26	4	40
Interest costs	16	609	8	633
Expected return on plan assets	(8)	(562)	(8)	(578)
Actuarial gains and losses	10			10
Exchange differences		12		12
Payment of pension fees from the company	(9)	(271)	(10)	(290)
Benefits paid	(5)			(5)
Other provisions	3	(3)

Obligations for pensions, net, 31 December 2009	119	832	(8)	943

25 — Employee Benefits — continued

Provision for pensions, net
SEK million	Sweden	Great Britain	Other Europe	Total

Net provisions for pensions, 1 January 2008	54	1,351		1,405
Current value of funded obligations	390	8,880	144	9,414
Fair value of plan assets	(155)	(8,009)	(160)	(8,324)
Provisions, net	235	871	(16)	1,090
Unrecognized actuarial gains and losses	(133)	150	14	31

Net provisions for pensions, 31 December 2008	102	1,021	(2)	1,121
Current value of funded obligations	417	11,306	164	11,887
Fair value of plan assets	(182)	(8,810)	(177)	(9,169)
Provisions, net	235	2,496	(13)	2,718

Unrecognized acturial gains and losses	(116)	(1,664)	5	(1,775)

Net provisions for pensions, 31 December 2009	119	832	(8)	943

whereof reported as
Other non-current assets	(113)	(57)	(9)	(179)
Provisions for pensions	232	889	1	1,122

Historical Information	2007	2008	2009

Current value of funded obligations	11,474	9,414	11,887
Fair Value of Plan assets	(10,505)	(8,324)	(9,169)
Pensions, net	969	1.090	2,718
Unrecognized actuarial gains and losses	436	31	(1,775)
Net provisions for pensions	1,405	1,121	943

26 — Other provisions

	As of 31 December
SEK million	2008	2009

Opening balance	2,713	2,029
Additions	387	922
Disposals	(1,284)	(953)
Exchange differences	213	(78)

Closing balance	2,029	1,920

Other provisions for 2009 and 2008 relate to provisions for income related to the financing of the DrillMAX vessels Stena Carron and Stena Forth. The provisions will be resolved during the time of the future leasing periods.

27 — Bank debt

	2008			2009
SEK million	Current	Noncurrent	Total	Current	Noncurrent	Total

Property loans	327	13,159	13,486	298	13,443	13,741
Other loans	660	15,383	16,043	939	16,874	17,813
Revolving credit facilities		5,843	5,843		1,033	1,033
Other utilized bank credit lines	402	286	688	304	135	439

Total	1,389	34,671	36,060	1,541	31,485	33,026

27 — Bank debt — continued

Schedule for repayment of bank debt is presented in note 34, Liquidity risks.

The carrying amounts of the group’s borrowings are denominated in the following currencies:

	As of 31 December
SEK million	2008	2009

SEK	12,534	12,636
GBP	771	643
USD	15,784	12,863
EUR	6,016	6,295
Other currencies	955	589

Total	36,060	33,026

Regarding assets pledged, see note 32.

28 — Senior notes

In November 2003, the Company issued USD 175 million of notes at an interest rate of 7.5% with maturity on 1 November, 2013. In November 2004, the Company issued USD 250 million of notes at an interest rate of 7.0% with maturity on 1 December 2016. In 2008 USD 18 million and USD 43 million, respectively, was repaid. As of 31 December 2009, Stena had outstanding USD 153 million principal amount of 7.5% Senior Notes due 2013 and USD 129 million principal amount of 7% Senior Notes due 2016.

In February 2007, we issued bonds on the European market. On 8 February 2007, the Company completed an offering of EUR 300 million at an interest of 6.125% of the Senior Notes due 2017.

On 14 February 2007, the Company completed an offering of EUR 102 million at an interest rate of 5.875% of the Senior Notes due 2019. As of 31 December 2009, we had outstanding EUR 300 million principal amount of 6.125% Senior Notes due 2017 and EUR 102 million principal amount of 5.875% Senior Notes due 2019.

The notes in the USA are unsecured but certain ratios between operating income and interest expense must be fulfilled in order to ensure further borrowing possibilities. These ratios do not include the property operations and certain financial investments.

For the notes in Europe there are no pledged securities, however there is one condition that the interest cover ratio should be 2:1.

The indentures governing our Senior Notes due 2013 and 2016 contain covenants that restrict the ability of our subsidiaries to enter into agreements limiting distributions and transfers, including dividends; the indentures governing our Senior Notes due 2017, 2019 and 2020 do not contain these covenants.

					Carrying amount
			Fair value		(SEK million)
Issued-Maturity			As of 31 December		As of 31 December
SEK million	Nominal	Interest	2008	2009	2008	2009

2003-2013	USD 175	7.50%	USD 101	USD 155	1,206	1,100
2004-2016	USD 250	7.00%	USD 82	USD 121	1,014	926
2007-2017	EUR 300	6.125%	EUR 124	EUR 260	3,285	3,075
2007-2019	EUR 102	5.875%	EUR 36	EUR 84	1,117	1,046

Total					6,622	6,147

28 — Senior notes — continued

29 — Leases

Company as lessee:

The operating lease obligations include chartering of crude oil tankers on a timecharter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of buildings and ports.

Rental expense for operating leases were as follows:

	Years ended 31 December
SEK million	2007	2008	2009

Rental expense	2,991	2,863	2,510

Four RoPax vessels, one Drillship and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of 31 December 2007, 2008 and 2009 amounted to SEK 7,990 million, SEK 8,471 million and SEK 7,925 million, respectively. The net book value related to these capital leases amounted to SEK 7,461 million, SEK 7,626 million and SEK 6,619 million as of 31 December 2007, 2008 and 2009, respectively.

As of 31 December 2008 the future minimum lease commitments under non-cancellable operating leases and capital leases were as follows:

SEK million	Operating leases	Capital leases

2009	2,733	135
2010	1,674	615
2011	868	88
2012	577	80
2013	549	242
2014 and thereafter	2,881	966

Total minimum lease commitments	9,282	2,126

As of 31 December 2009 the future minimum lease commitments under non-cancellable operating leases and capital leases were as follows:

SEK million	Operating leases	Capital leases

2010	1,751	135
2011	956	93
2012	585	88
2013	530	86
2014	506	118
2015 and thereafter	2,709	1,523

Total minimum lease commitments	7,037	2,043

29 — Leases — continued

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of 31 December, were as follows:

	2008			2009

		Accumulated			Accumulated
SEK million	Cost	depreciation	Net book value	Cost	depreciation	Net book value

Vessels	24,151	(6,552)	17,599	28,609	(7,853)	20,756
Real estate	23,320		23,320	24,040		24,040

Total	47,471	(6,552)	40,919	52,649	(7,853)	44,796

As of 31 December 2008 the future minimum rentals to be received under non-cancellable operating leases were as follows:

SEK million	Vessels	Real estate	Total

2009	7,518	713	8,231
2010	5,781	639	6,420
2011	1,854	467	2,321
2012	2,068	298	2,366
2013	817	165	982
2014 and thereafter		253	253

Total minimum lease rentals	18,038	2,535	20,573

As of 31 December 2009 the future minimum rentals to be received under non-cancellable operating leases were as follows:

SEK million	Vessels	Real estate	Total

2010	5,503	1,759	7,262
2011	3,527	1,631	5,158
2012	1,559	653	2,212
2013	1,441	210	1,651
2014	950	128	1,078
2015 and thereafter	227	222	449

Total minimum lease rentals	13,207	4,603	17,810

In addition to the minimum lease rentals as above, the Company has entered into lease agreements for the DrillMax vessel Stena DrillMax ICE and two Suezmax vessels, currently under construction.

The amounts in the table above exclude amounts from the Company’s portfolio of residential rental properties since those lease agreements are generally cancellable within three months.

30 — Other noncurrent liabilities

	As of 31 December
SEK million	2008	2009

Prepaid income	103	88
Other liabilities	2,551	1,075

Total	2,654	1,163

Repayment of noncurrent liabilities is required according to the following schedule:

			More than
SEK million	1-3 years	3-5 years	5 years	Total

Prepaid income	26	8	54	88
Other liabilities	1,007	19	49	1,075

Total	1,033	27	103	1,163

31 — Accrued costs and prepaid income

	As of 31 December
SEK million	2008	2009

Accrued costs
Charter hire/running costs	399	350
Interest costs	605	368
Accrued personnel costs	252	331
Other accrued costs	819	701

	2,075	1,750
Prepaid income
Prepaid charter hire	184	37
Other prepaid income	585	447

	769	484
Total accrued costs and prepaid income	2,844	2,234

32 — Pledged assets, commitments and contingent liabilities

Pledged assets

Pledged assets represent assets securing various financings. These assets can only be used by the party benefitting from the pledge if there is an event of default under the respective financing documents or the appropriate remedy period has elapsed.

32 — Pledged assets, commitments and contingent liabilities — continued

The following assets have been pledged as securities for bank debt:

	As of 31 December
SEK million	2008	2009

Shares in subsidiaries	1,897	2,904
Mortgages on vessels	21,722	28,113
Mortgages on properties	15,376	15,890
Chattel mortgages	463	487
Investment in affiliated companies	752	914
Marketable securities	700
Trade debtors	391	358
Short term investments	1,343	979
Reservation of title	52	52
Assets pledged, other	795	739

Total assets pledged for normal bank debt	43,491	50,436
Investment in SPEs	9,973	8,174

Total assets pledged for bank debt	53,464	58,610
Long-term and short-term debt and capitalized lease obligations	38,186	35,069
Debt in SPEs	9,492	8,249

Total debt and capitalized lease obligations	47,678	43,318

In addition, certain guarantees have also been issued to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 1,751 million for 2010 and SEK 5,286 million from 2011. See Note 29.

As of 31 December 2009, a total of seven vessels were on order from different shipyards. The total contract amount for these vessels amounts to SEK 13,584 million. Yard payments of SEK 4,871 million have been made in respect of these contracts.

For credit risks relating to oil derivative contracts the Company has posted collateral of SEK 168 million in 2009 which is presented as restricted cash under short-term investments, see note 20.

Contingent liabilities

	As of 31 December
SEK million	2008	2009

Guarantees	752	1,879
Other contingent liabilities	2,306	1,901

Total	3,058	3,780

Guarantees include mainly newbuilding projects in associated companies and guarantee commitments for equipment delivered.

There are also on-going tax issues with tax authorities in the Group.

33 — Consolidated statements of cash flows

Purchase of subsidiaries

No subsidiaries were purchased during 2007 or 2009.  The description below refers only to acquisitions during 2008.

Ballingslöv:

On 16 May 2008, Stena Adactum made a public cash offer to acquire the remaining shares in the affiliated company Ballingslöv AB (publ). Adactum increased its interest in the share of capital of Ballingslöv from 28.6% to 48% during the second quarter of 2008. After closing of the bid for Ballingslöv, Adactum had increased its interest in the share of capital of Ballingslöv to 80.2% as of 31 December 2008. Ballingslöv has been accounted for as a subsidiary as of the third quarter of 2008.

The acquisition of Ballingslöv is in line with Adactum’s strategy to make long-term investments to build strong and profitable companies. Ballingslöv had at the time for the acquisition 1,446 employees. Ballingslöv is an international group in the field of kitchens, bathrooms and storage products with an ambition to become one of the leading players in the European market. Ballingslöv has one manufacturing site in Ballingslöv in Sweden, one in Great Britain and five in Denmark. The total purchase price was SEK 1,321 million, of which SEK 1,034 million related to acquisitions during 2008. The costs directly linked to the acquisition amounted to SEK 5 million.

The difference between the purchase price paid and the adjusted fair value of acquired net assets, with deduction for minority interest was SEK 644 million and refers to goodwill. The value of the goodwill was finalised in 2009 and did not lead to any adjustment.

Ballingslöv’s total income and EBITDA for 2008 and from the date of the acquisition until 31 December 2008 were SEK 1,285 million and SEK 55 million, respectively. If Ballingslöv had been acquired at 1 January 2008, the corresponding figures would have been SEK 2,774 million and SEK 232 million, respectively.

Sembo:

On 1 January 2008, Stena Line acquired 100% of the shares in Sembo AB. Sembo has the headquarter in Helsingborg and had at the time of the acquisition 55 employees. Sembo is a package holiday company. The acquisition is in line with Stena Lines strategy to strengthen and develop the products supplied. The acquisition enabled Stena Line to offer more than 200 new destinations throughout Europe. The purchase price was SEK 61 million. The difference between the purchase price paid and the adjusted fair value of acquired net assets was SEK 37 million and refers to goodwill. The value of the goodwill was been finalized in 2009 and did not lead to any adjustment.

Sembos total income and EBITDA for 2008 and from the date of the acquisition until 31 December 2008 were SEK 330 million and SEK (2) million respectively.

Steneo AB (HH Ferries):

On 1 October 2008, Stena Line Holding BV acquired 100% of the shares in Steneo AB, including the subsidiaries Helsingborg-Helsingör Shipholding A/S, HH-Ferries A/S and HH-Ferries AB. The Steneo Group had at the time of the acquisition 200 employees. Steneo is the holding company in the group and HH-Ferries runs the ferry route Helsingborg-Helsingör with two ferries. The acquisition creates possibilities in achieving synergies by combining and integrate the HH Ferry operation with Stena Lines present operation. The purchase price was SEK 61 million. The difference between the purchase price paid and the adjusted fair value of acquired net assets

33 — Consolidated statements of cash flows — continued

was SEK 191 million and refers to goodwill. The value of the goodwill was finalized in 2009 and did not lead to any adjustment.

Steneo’s total income and EBITDA for 2008 and from the date of the acquisition until 31 December 2008 were SEK 58 million and SEK (8) million, respectively. If Steneo had been acquired at 1 January 2008, the corresponding figures would have been SEK 279 million and SEK 2 million, respectively.

The total value of the acquired assets and liabilities is presented in the below table which also shows the cash flow impact of the acquisitions. All acquired assets and liabilities were reported according to IFRS, alternatively no differences compared to IFRS, at the time of the acquisition.

			Adjusted
SEK million	Book value	Adjustment to fair value	fair value

Assets and liabilities acquired:
Intangible assets	370	990	1,360
Tangible fixed assets	505	24	529
Financial fixed assets	128		128
Inventories	280		280
Current receivables	541		541
Cash and cash equivalents	165		165
Provisions	(207)		(207)
Long-term debt	(1,266)		(1,266)
Current liabilities	(510)		(510)
Deferred tax		(283)	(283)

Acquired net assets	6	731	737
Minority interest			(167)
Goodwill			872
Purchase price			(765)
Costs directly linked to the acquisitions			(5)
Cash and cash equivalents in the acquired businesses			165

Effect on the Group’s cash and cash equivalents			(605)

Cash payments

	Year ended 31 December
SEK million	2007	2008	2009

Interest	2,327	2,594	2,341

34 — Financial instruments and risk management

The Group’s activities expose it to a variety of financial risks. The Group’s overall risk management policy focuses on the unpredictability of the financial markets and aims to minimize potential adverse effects on the Group’s financial results. The Group employs derivative instruments to hedge exposure to certain risks.

Risk management is handled by a central finance department, Stena Finans, in accordance with policies determined by the Board of Directors. Stena Finans identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board of Directors prepares written policies for both overall risk management and for risk management of specific areas such as currency risk, interest rate risk, the utilization of derivative and non-derivative financial instruments and the investment of excess liquidity.

34 — Financial instruments and risk management — continued

The Company uses financial instruments to reduce the risk of major adverse effect on its results from price changes in currency, interest rates and oil markets.

As a basic principle fixed assets are financed with long term funding in the form of issued bonds, bank debt and leasing liabilities.

Each subsidiary’s assets are financed in local currency and to the extent that assets and liabilities in foreign currency cannot be matched, the net exposure is hedged with financial derivative contracts.

To achieve a desired currency mix and interest fixing profile the Company uses various types of interest rate derivatives such as fixed rate swaps and cross currency interest rate swaps. Interest rate options are also used either to cap or to lock in a range of the interest rate level.

Currency risks also arise when converting foreign currency denominated P/L or balance sheet items to SEK and when converting cash flows in foreign currency. These risks are reduced by hedging with forward foreign exchange contracts or with currency options.

Fluctuations in the price of bunker fuel, which predominantly affects the Ferry operations, are managed by fixed price agreements with the supplier for the various grades of bunker fuels or by using financial derivatives for crude oil.

As part of the tanker operations the Company also uses, to a limited extent, contracts for freight rates, forward freight agreements.

The financial risk management is carried out within the scope of the Company’s financial policies and manuals mainly by the treasury units in Switzerland and Sweden.

Credit risks

In our operating activities, credit risks occur in the form of receivables on customers. In our Ferry operations, credit checks are regularly made on our customers using well known credit-rating agencies. If the credit worthiness of the customer is not satisfactory according to the credit policy, payment in cash is required. In our Offshore Drilling operations, our customers are generally highly credit rated. Our RoRo vessels are typically chartered out on a time or bareboat charter. Although such charterhire is paid in advance and we have the contractual right to withdraw the vessel and cancel the charter contract if payment is not received within a certain time, before entering into a charter agreement the credit worthiness of the charterer is investigated using well known credit-rating agencies. If the credit worthiness is not satisfactory a guarantee is required from the charterer, e.g. in the form of a bank guarantee.

In our Crude oil tanker operations where a spot charter arrangement is made, the charterer is being scrutinized before the contract is signed in accordance with our QA system rules. If the charterer is not considered “first class” or has certain remarks on his payment possibility, chartering of the vessel can either be denied, or the charterer can be offered to provide a bank guarantee, or to pay the freight before discharge of the cargo (called BBB). In a period charter arrangement the charterhire is paid in advance. If the charterhire is not paid within a certain time we have the right to withdraw the vessel and cancel the charter contract.

Regarding buy and sell arrangements of vessels the procedures are dictated by the buy/sale contract (MOA) where a vessel is not released to a buyer until the full payment has been received into sellers bank account.

In our Property operations, both residential and commercial tenants make the rental payments in advance. Nevertheless, a credit check is always made on new tenants, residential as well as commercial, and commercial tenants are put on regular “credit-watch” throughout the rental period. If the potential tenant does not fulfill the criteria set out in our finance policy, the

34 — Financial instruments and risk management — continued

tenant can either be denied a rental contract or be asked to make additional pre-payment or provide a bank guarantee (commercial tenants).

All financial instruments are dealt with counterparties who are considered to be creditworthy institutions and terms and conditions are documented. In the normal course of business, none of the parties demand collateral for credit exposure from financial instruments. All financial derivatives are traded within the framework of established ISDA agreements, where positive and negative market values are netted.

In the tables below credit risk refers to net positive market values per counterparty.

The following table summarizes the notional volume and credit risks of financial derivative instruments:

	31 December 2008		31 December 2009
	Notional	Credit	Notional	Credit
SEK million	amount	risk	amount	risk

Currency forward contracts	29,472	536	17,285	103
Interest rate swaps	8,722		6,748
Interest rate options	4,048	5	3,910
Commodity fixed price swaps — oil	1,764		1,334
Forward freight agreements	45

Total	44,051	541	29,277	103

Interest rate risk management

The Company holds fixed assets mainly in ships and real estate in USD, SEK, EUR and GBP and as a consequence the debt portfolio and the accompanying interest rate risks are distributed by the same currencies. In order to manage this risk and to achieve desired interest rate levels the Company’s management makes regular assessments of the interest rate risks. This exposure is adjusted with interest rate derivatives which to the largest possible extent are matched against the maturity profiles of the underlying debt.

34 — Financial instruments and risk management — continued

The following tables summarize the interest rate contracts for hedging of the interest rate exposure of the Company’s debt portfolio in various currencies:

As of 31 December 2008

Type of	Notional amounts					Option	Length of
instrument	Currency	SEK million	Receive rate, %	Pay rate, %		bought/sold	contract

Swap	SEK	1,400	3m Stibor	3.23-3.63			November 2015
Swap	GBP	1,829	6m Libor	GBP real rate[2]	)		June 2013
Cap	SEK	3,500	3m Stibor	4.00		bought	November 2011
Swap	EUR	438	3m Euribor	6m Euribor			November 2009
Swap	USD	1,564	3m Libor	3.66-3.72			June 2011
Swap	EUR	108	5.52	6m Euribor+1.19			December 2012
Swap	EUR	400	6m Euribor	3.83-4.12			March 2017
Cap	EUR	438	3.25	6m Euribor		bought	October 2010
Cap	EUR	110	6m Euribor	3.25		bought	March 2010
Swap	GBP	460	3m Libor	6.03			January 2011
Swap	EUR	567	3m Libor +0.86	3m Libor -0.14			May 2028
Swap	USD	1,955	7.00	4.75+(BMA	)1)		December 2016

Total		12,769

As of 31 December 2009

Type of	Notional amounts				Option	Length of
instrument	Currency	SEK million	Receive rate, %	Pay rate, %	bought/sold	contract

Swap	SEK	1,400	3m Stibor	3.23-3.63		November 2015
Swap	USD	3,363	3m Libor	2.77-3.72		July 2014
Cap	SEK	3,500	3m Stibor	4.00	bought	November 2011
Swap	EUR	179	3m Stibor	4.38		October 2012
Swap	SEK	80	3m Stibor	4.65		October 2012
Swap	EUR	99	5.52	6m Euribor +1.19		December 2012
Swap	EUR	629	6m Euribor	2.74-4.12		March 2017
Cap	EUR	308	3.25	6m Euribor	bought	October 2010
Cap	EUR	103	6m Euribor	3.25	bought	March 2010
Swap	GBP	466	3m Libor	6.03		January 2011
Swap	EUR	531	3m Libor +0.86	3m Libor -0.14		May 2028

Total		10,658

1)	BMA= Index return based on the interest rate differential between USD Libor and US Municipality bonds.

2)	Consists of two swaps which results in net transaction whereby Stena pays a fixed real rate in GBP.

For interest rate instruments where interest rate flows and maturities are matched with underlying debt, hedge accounting is used. Total nominal amount of interest rate instruments where hedge accounting is applied amounts to SEK 5,022 million as of 31 December 2009 (SEK 3,969 million as per 31 December 2008). In addition to interest instruments as above, the SPEs investing in different debt securities, see note 15, have also entered into certain hedging instruments. To reduce the potential negative effects on the actual values of these entities, interest swaps have been entered into at an amount equal to that of the underlying fixed rate bonds.

34 — Financial instruments and risk management — continued

The following table summarizes interest rate swaps entered into for this purpose:

	Amount
As of 31 December 2009:	Currency	(SEK in millions)	Receive rate %	Pay rate %	Length of contract

Swap	USD	498	6m Libor	4.85	November 2010
Cap	USD	419		Strike 10.00	November 2012
Swap	USD	716	3m Libor	5.03	October 2015
Cap	USD	265		Strike 7.00	December 2015

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

The Company also hedges parts of its transaction exposure in USD, GBP, EUR, NOK and DKK from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations (USD). The Company’s transaction exposure mainly originates from the Ferry operations.

The following two tables summarize by major currency the contractual net amounts of the Company’s forward exchange and option contracts to hedge the translation- and transaction exposures. The tables contain both forward foreign exchange contracts and currency options.

Outstanding currency hedge contracts for translation and equity exposure — net positions

	2008		2009
SEK million	Purchased	Sold	Purchased	Sold

USD		3,000		3,559
EUR	8,062		4,591
GBP		1,554		1,032
DKK		171		170
NOK		294		251
SEK		2,962	608
Other		81		187

Total	8,062	8,062	5,199	5,199

The book value of our net assets of subsidiaries denominated in a foreign currency, as of December 31 2009, was approximately SEK 18.1 billion. The net assets are expressed mainly in Swedish kronor, Euro, British pounds and U.S. dollars. A 1% change in the value of the SEK against each of the functional currencies of our subsidiaries would affect our shareholders’ equity as of December 31, 2009 by SEK 180 million.

34 — Financial instruments and risk management — continued

Outstanding currency hedge contracts for transaction exposure — net positions

	2008		2009
SEK million	Purchased	Sold	Purchased	Sold

USD	2,323		453
EUR		957		156
GBP		979		117
NOK	70			243
SEK		336	21
Other		121	42

Total	2,393	2,393	516	516

Bunker fuel risk management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The vessels of the ferry operations have an annual consumption of bunker fuel of approximately 300,000 tons of fuel oil and 100,000 tons of gas oil which combined converts to an annual volume of about 2.6 million barrels. A part of this is hedged on a consecutive basis. All contracts are settled monthly at a volume corresponding to the underlying consumption. The following table presents the notional amounts of financial instruments used for fuel risk management as of 31 December each year.

Outstanding hedge contracts for bunker fuel exposure

	2008	2009
SEK million	Notional amount	Notional amount

Fixed price swaps (Bought fixed, sold floating)	1,833	1,396
Bought call options	2,631	547
Bought put options	141	75
Sold call options	1,245	209
Sold put options	1,019	220

Freight rate management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of freight forward agreements (FFA’s). The Company enters into contracts as a means to reduce or change the market exposure for chartered in tonnage. The maximum tenor of the contracts are 12 months. The following table presents the notional amounts of financial instruments used for freight rate management. No such contracts were outstanding as of 31 December 2009.

	2008		2009
	Notional	Credit	Notional	Credit
SEK million	amount	risk	amount	risk

OTC traded swaps	45

Trading activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits on a short-term basis. Such financial instruments that are not

34 — Financial instruments and risk management — continued

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

	2008		2009
	Net gain/	Notional	Net gain/	Notional
SEK million	(loss)	amount	(loss)	amount

Foreign exchange spot and forwards	83	319	14	493
Currency options 1)	10	(56)	20	47
Interest rate instruments	(1)		24
Commodity swaps
Commodity options			87	116

Total trading	92	263	145	656

1) The notional amount is delta adjusted

Financial instruments per category

	Financial
	instruments
	measured at
	fair value through
	profit or loss
			Derivatives used			Loans	Other	Total	Total
SEK million			for hedge			and	financial	carrying	fair
31 December 2009	Fair value option	Held for trading	accounting	Held to maturity	Available for sale	receivables	liabilities	value	value

Assets
Marketable securities	1,398				813			813	813
Other noncurrent assets	364				1,749			2,113	2,113
Trade debtors						3,284		3,284	3,284
Short-term investments		112				3,583		3,694	3,694
Investments in SPEs				6,827	1,347			8,174	7,518
Other receivables		9	103					112	112

Total	1,762	121	103	6,827	3,909	6,867		18,190	17,534

Liabilities
Senior notes							6,147	6,147	5,498
Other Long-term interest bearing debt							34,075	34,075	34,075
Short-term interest bearing debt							1,676	1,676	1,676
Trade accounts payable							1,311	1,311	1,311
Debt in SPEs							8,249	8,249	8,249
Other liabilities		73	246

Total		73	246				51,458	51,458	50,809

Equity price risk

Our portfolio of equities is well diversified, both in terms of markets and industries. Investments are made within the boundaries of our Finance policy in terms of risk- and loss limits.

As of 31 December 2009, a change of +/- 10% in the unrealized value of all our equity holdings within Short-term investments and Marketable securities, would have an effect of +/- SEK

34 — Financial instruments and risk management — continued

109 million on profit before tax and +/- SEK 81 million recognized in other comprehensive income less deduction of deferred tax.

The table below shows the Group’s assets and liabilities measured at fair value as of 31 December 2009.

Financial instruments per category

SEK million
31 December 2009	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
- Trading derivatives	−1	10		9
- Trading securities	1,664	53	157	1,847
Derivatives used for hedging		103		103
Available-for-sale financial assets
- Equity securities	766	47	1,749	2,562
- Debt investments	1,347			1,347
Total assets	3,776	213	1,906	5,895
Liabilities
Financial liabilities at fair value through profit or loss
- Trading derivatives		73		73
Derivatives used for hedging		246		246
Total liabilities		319		319
Specification of financial instruments in Level 3
Opening balance 1 January 2009				2,373
Total gains/losses
- recognized in profit or loss				−9
- recognized in other comprehensive income				−229
Acquisition value
Proceeds from sales				−143
Movements from level 3
Movements to level 3
Translation differences				−86
Closing balance 31 December 2009				1,906
Profit or loss recognized in 2009 for assets recognized in the closing balance 31 December 2009				−23

As of 31 December 2009, a change of +/- 10% in the unrealized value of all our assets in the Level 3 category, would have an effect of +/- SEK 16 million on profit before tax and +/- SEK 175 million recognized in other comprehensive income.

The table below summarizes the fair value of balance sheet items in the case where the fair value differs from the carrying value and in addition, the fair value of all financial derivative instruments. When establishing the fair value, the quoted market prices as of 31 December have been used.

The fair value calculation is based on the closing price, i.e., the market value that would have been received or paid if such instrument was sold or terminated on the closing date. The fair

34 — Financial instruments and risk management — continued

values of financial derivatives with an effective hedge are recorded directly against shareholders’ equity after deduction of tax effects.

	2008		2009

	Carrying	Fair	Carrying	Fair
SEK million	value	value	value	value

Liabilities
Senior notes	6,622	3,183	6,147	5,498
Derivative financial instruments
Held for trading purposes
Currency derivatives	5	5	10	10
Commodity derivatives	(222)	(222)	(73)	(73)
Held for purposes other than trading:
Interest rate risk management	(403)	(403)	(221)	(221)
Foreign currency risk management	752	752	103	103
Bunker fuel risk management	(668)	(668)	(25)	(25)

Liquidity risks

Liquidity risk is managed by maintaining an adequate level of cash and cash equivalents, available financing through unutilized committed credit facilities and the possibility to close short term marketable holdings in equities and bonds. Due to the dynamic character of the business, the need for financing flexibility is satisfied by arranging part of the company’s funding in the form of committed Revolving Credit Facilities, under which short term requirements for liquidity can be met.

The management regularly monitors the company’s liquidity reserves, based on anticipated cash flows. This is carried out on both operational company level and centrally at the treasury department in line with best practice and the limits set up for on a group wide basis. Furthermore, it is the policy of the group to calculate future cash flows in all major currencies and quantify the liquidity needed to meet those cash flows, to monitor balance sheet liquidity ratios in relation to both internal and external minimum levels and to maintain plans for debt financing.

The table below shows the group’s financial debts and the net market value of derivatives classified as financial short term debt, sorted by the remaining years until the agreed maturity date. The figures shown in the table are based on agreed confirmations and constitute undiscounted cash flows.

Cash flows in foreign currency is converted to SEK by using the closing exchange rates.

34 — Financial instruments and risk management — continued

		Less than	Between 1 and 2	Between 2 and 5	More than	Not
As per 31 December 2009	Total	1 year	years	years	5 years	specified

Property loans	13,741	298	1,031	889	11,523
Other bankloans	17,813	939	3,424	2,109	11,341
Revolving Credit Facility	1,033					1,033
Other credit facilities	439	304				135
Debt in SPEs	6,147			1,100	5,047
Other interest bearing debt	682	682
Financial leasing debt	2,043	135	181	204	1,523
Operational leasing debt	7,037	1,751	1,541	1,036	2,709
Trade accounts payable	1,311	1,311

Total	50,246	5,420	6,177	5,338	32,143	1,168

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

The Company has a revolving credit facility of USD 1 billion. The facility was renegotiated in January 2006 and expires in January 2013. Obligations under the facility are secured mainly by mortgages on certain vessels and rigs. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility.

The revolving credit facility imposes various financial and operating covenants upon the restricted group. Among other things, the principal financial covenants (i) require us to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and cash equivalents of not less than $50 million, (iii) require our net debt to be no greater than 65% of the capitalization, and (iv) require us to maintain ownership of the security parties that, at the date of execution of the credit facility agreement, are members of the Stena AB group.

As of 31 December 2009, the utilized portion of the facility was USD 168 million, of which USD 144 million was actually drawn and USD 24 million used for issuing of bank guarantees. As of 31 December 2008, the utilized portion of the facility was USD 676 million, of which USD 658 million was actually drawn and USD 18 million used for issuing of bank guarantees. As of 2007, the Company has an additional revolving credit facility of USD 350 million and the utilized portion of the facility as of 31 December 2009, was USD 0 million. As of 31 December 2008, the utilized portion of the facility was USD 90 million. As of 31 December 2009 the Company had SEK 1,719 million in other unutilized, mainly uncommitted, overdraft facilities and other similar lines of credit, as compared to SEK 1,748 million as of 31 December 2008.

“Not specified” includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2009. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis. “Not specified” also includes the utilized portion of the Revolving Credit Facilities.

35 — Personnel

The following table presents the average number of employees of the Company:

	2008		2009

	Total	No. of females	Total	No. of females

Parent Company:
Board, CEO, Executive vice president	3		4
Other employees	24	13	24	14
Subsidiaries in Sweden	4,460	1,879	4,578	1,819
Total Sweden	4,487	1,892	4,606	1,833
Subsidiaries outside of Sweden:
Great Britain	1,764	502	1,899	515
The Netherlands	759	118	749	112
Denmark	585	237	827	301
Ireland	82	31	74	29
Norway	92	41	83	53
Poland	62	41	55	35
Switzerland	7	1	8	1
Spain	150	25	152	23
Portugal	12	3	12	3
France	8	3	8	3
Luxembourg	13	2	19	2
Russia	2	1	2	1
China	86	17	102	18
Singapore	40	12	41	11
Korea	75	8	81	9
United States	29	7	34	9
India	89	35	91	37
United Arab Emirates	48	8	55	7
Other	6	3	4
Ship borne employees	1,345	3	1,334	7
Total outside of Sweden	5,254	1,098	5,630	1,176

Total group	9,741	2,990	10,236	3,009

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2009 was 3,833 as compared to 3,836 in 2008.

35 — Personnel — continued

The following tables present the wages, salaries and other remuneration of the employees of the Company:

		2007		2008			2009

	Board	Other		Board	Other		Board	Other
SEK million	and CEO	employees	Total	and CEO	employees	Total	and CEO	employees	Total

Parent company	8	29	37	8	35	43	8	30	38
Subsidiaries in Sweden	41	1,145	1,186	49	1,315	1,364	52	1,461	1,513

Total Sweden	49	1,174	1,223	57	1,350	1,407	60	1,491	1,551

Subsidiaries outside of Sweden:
Great Britain	17	650	667	28	724	752	39	750	789
The Netherlands	5	262	267	5	269	274	5	283	288
Denmark	2	78	80	7	229	236	13	401	414
Ireland		36	36		37	37		38	38
Norway	1	56	57	1	53	54	1	55	56
Poland	1	10	11	1	12	13	1	11	12
Switzerland	6	2	8	7	2	9	7	4	11
Spain	2	45	47	2	48	50	2	52	54
Portugal		2	2		3	3		3	3
France		3	3		4	4		4	4
Luxembourg	4	8	12	4	18	22	9	27	36
Russia		1	1		3	3
China	2	12	14	3	14	17	5	21	26
Singapore	1	3	4	4	14	18	1	28	29
Korea	1	11	12	2	22	24	4	19	23
United States	3	22	25	6	31	37	5	42	47
India		5	5	1	4	5	1	6	7
United Arab Emirates	7		7	3	19	22	5	21	26
Other		5	5		3	3		2	2
Ship borne employees		672	672		784	784		926	926

Total outside of Sweden	52	1,883	1,935	74	2,293	2,367	98	2,693	2,791

Total group	101	3,057	3,158	131	3,643	3,774	158	4,184	4,342

	2007			2008			2009
Total personnel costs
	Parent			Parent			Parent
SEK million	company	Subsidiaries	Total	company	Subsidiaries	Total	company	Subsidiaries	Total

Wages, salaries and other remuneration	37	3,121	3,158	43	3,731	3,774	38	4,304	4,342
Pension costs	12	307	319	13	309	322	11	383	394
Other social charges	14	402	416	16	455	471	16	475	491

Total	63	3,830	3,893	72	4,495	4,567	65	5,162	5,227

For Swedish-flagged vessels employed in international shipping activities, the Company has received subsidies equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of the subsidies in 2009 was SEK 421 million, of which SEK 390 million related to the ferry operations. In 2008, the amount of the subsidy was SEK 456 million, of which SEK 427 million related to the ferry operations. The amounts received have reduced personnel costs.

35 — Personnel — continued

Remuneration of Chief Executives

Salaries of SEK 11 million were paid to the Chief Executive Officer and the Executive Vice President in 2009 and SEK 9 million in 2008. The corresponding pension charges amounted to SEK 3 million in 2009 and SEK 7 million in 2008. The aggregate compensation paid by the Stena AB to its directors (a total of ten persons) amounted to SEK 14 million in 2009 and SEK 11 million in 2008. Of total salaries paid to other employees SEK 37 million were paid to other officers than the Chief Executive Officer, the Executive Vice President and the board members in 2009 (a total of seven persons) and SEK 37 million in 2008.

The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 275,000 in 2009, of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to each of the Chief Executive Officer and the Executive Vice President. In 2008, the board members of Stena AB were paid SEK 220,000, of which SEK 40,000 was paid to the Chairman of the Board and SEK 20,000 was paid to each of the Chief Executive Officer and the Executive Vice President.

The Chairman of the Board has invoiced SEK 2,199,000 and SEK 2,769,000 for consultations for the years 2009 and 2008, respectively.

Women comprised 20% in 2009 and 2008 of the total number of Board members. Of chief directors other than the Chief Executive Officer, the Executive Vice President and the board members women comprised 11% for 2009 and 2008.

36 — Related party transactions

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

Concordia

Concordia and the Company (indirectly through Stena Bulk AB, a wholly owned subsidiary of the Company) are parties to an allocation agreement (the “Allocation Agreement”) pursuant to which Concordia may elect to participate 100%, 50% or not to participate in business opportunities identified by Stena Bulk relating to the chartering of tanker vessels. No allocations were made in 2007, 2008 or 2009. The net outcome of the agreement, including results of forward contracts, was SEK 0 million in each of the years 2007, 2008 and 2009.

We provide certain services to Concordia such as administration, marketing, commercial management, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, offices and office services for Concordia’s personnel and certain financial and other services. We earned fees for these services of SEK 25 million in each of the years 2007 and 2008, respectively, and SEK 34 million in 2009.

Sessan

Since June 1999, we have served as the business manager of Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita, which is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager of Sessan for

36 — Related party transactions — continued

its 50% participation in the shuttle tanker Stena Spirit, which is chartered pursuant to a 10-year contract to Petrobras in Brazil. We earned total fees for these services of SEK 1.5 million in each of the years 2007, 2008 and 2009.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH-Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing credit facility from us. As of 31 December 2007, DKK 219 million was outstanding under this facility. In October 2008, HH Ferries was acquired by Stena Line. The purchase price was SEK 61 million and at the same time the loan was repaid.

In December 2002, we sold the remaining 50% of the RoPax vessel Stena Jutlandica to Sessan who acquired the first 50% of this vessel from us in 1996. The vessel is chartered back under an operating lease, for which we paid charterhire of SEK 59 million in each of the years 2007 and 2008, respectively, and SEK 45 million in 2009.

Sessan has invested in shares in Meda. In 2008, there was a new share issue in the amount of SEK 1,511 million. Stena AB guaranteed the new share issue. The new share issue was oversubscribed and Stena AB did not need to honor its guarantee. However, Stena Investment Cyprus acquired 11,191,939 shares (3.7% of the votes) in Meda for SEK 392 million. Sessan had an option to acquire these shares at a minimum price of SEK 38.50 per share, which was settled with a cash payment of SEK 165 million.

In 2009, we acquired three office buildings in Houston, from Sessan for SEK 179 million.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 1,781 million, SEK 3,012 million and SEK 1,941 million in 2007, 2008 and 2009, respectively. We paid charterhire for vessels to Stena Metall at an amount of SEK 89 million for 2007 and of SEK 139 million for 2008. There were no charters in 2009.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2007, 2008 and 2009 for these services. In 2007, two vessels, Stena Carrier and Mont Ventoux, were sold to Stena Metall at market value and chartered back under operational leases. In December 2008, we acquired the vessels Stena Nordica, Stena Freighter, Stena Carrier and Mont Ventoux from Stena Metall at market value for a total of SEK 1,443 million. The consideration was paid through (i) the issuance of a loan note of SEK 682 million, bearing interest at market rate and maturing on 31 August 2010, and (ii) the assumption by us of the outstanding bank loans relating to the acquired assets for a total amount of SEK 761 million.

Olsson Family

We rent office space from members of the Olsson family.

In each of the years 2007, 2008 and 2009, we paid SEK 40 million, SEK 45 million and SEK 39 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In each of the years 2007, 2008 and 2009, members of the Olsson family paid us SEK 12 million, SEK 12 million and SEK 13 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

37 — Significants events after the end of the year

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland-Northern Ireland route. The construction work at Loch Ryan Port is expected to take approximately 20 months and be completed in 2012. A Harbor Empowerment Order (HEO) to allow the creation of the new port has been granted by the Scottish government.

In February 2010, we entered into an agreement to sell the RoPax vessel Götaland, with delivery scheduled for September 2010.

In March 2010, we issued a ten-year Euro bond in the amount of EUR 200 million with a coupon of 7.875% and maturity in 2020.

On 26 March 2010, a redemption notice was sent to the holders of our 7.5% Senior Notes due 2013 whereby all outstanding notes in the aggregate principle amount of USD 153 million are redeemed in April 2010 at a price of 102.5%. In April 2010, Stena Renewable acquired five new wind power systems near Härnösand, Sweden, for a cash price of SEK 30 million.

38 — Reporting in accordance with IFRS as from 2008

The Stena AB Group’s financial reporting through 2007 were prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Effective from 1 January, 2008 Stena prepares its financial reports in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) as issued by the IASB.

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

38 — Reporting in accordance with IFRS as from 2008 — continued

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

Financial Instruments

In accordance with the Swedish Annual Accounts Act, it is possible to account for financial instruments at fair value so there are only a few adjustments which are made in accordance with IFRS. The bunker hedges have previously not been accounted for in accordance with Swedish GAAP i.e. they have been treated as off-balance items.

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

38 — Reporting in accordance with IFRS as from 2008 — continued

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

Restated Consolidated Balance Sheets

		Swedish			Swedish
		GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
SEK million	Note	1 January 2007	adjustments	1 Jan. 2007	31 Dec. 2007	adjustments	31 Dec. 2007

Intangible assets	a	688	41	729	620	70	690
Vessels, buildings and equipment	b	18,058	95	18,153	23,245	102	23,347
Property	c, k	16,453	4,872	21,325	16,995	5,560	22,555
Investments in affiliated companies		397		397	1,403		1,403
Investments in SPE’s		7,341		7,341	9,251		9,251
Marketable securities		5,802		5,802	7,674		7,674
Other non current assets	d, g, h	3,520	815	4,335	5,474	(39)	5,435

Total fixed assets		52,259	5,823	58,082	64,662	5,693	70,355
Inventories		317		317	418		418
Trade debtors		2,007		2,007	2,670		2,670
Other receivables	d, g	1,617	(72)	1,545	2,444	753	3,197
Prepaid expenses and accrued income	b	871	(95)	776	1,098	(102)	996

Total short-term receivables		4,812	(167)	4,645	6,630	651	7,281
Short-term investments		2,462		2,462	3,180		3,180
Cash and cash equivalents		884		884	708		708

Total assets		60,417	5,656	66,073	75,180	6,344	81,524
Shareholders’ Equity and Liabilities
Share Capital		5		5	5		5
Reserves		1,743	(263)	1,480	2,457	(842)	1,615
Retained earnings		12,500	4,621	17,121	15,455	5,311	20,766
Net income		4,339		4,339	3,389	440	3,829
Minority interest	f	162		162	171		171

Total shareholders’ equity	e	18,749	4,358	23,107	21,477	4,909	26,386
Non-current liabilities
Long-term debt	g	18,427		18,427	23,335	(23)	23,312
Debt in SPE’s		6,302		6,302	8,021		8,021
Senior Notes	g	2,905	(17)	2,888	6,012	(39)	5,973
Capitalized lease obligations		1,246		1,246	2,307		2,307
Other noncurrent liabilities		932		932	886		886
Provisions for Pension	h	2,205	(411)	1,794	1,886	(411)	1,475
Other provisions		1,668		1,668	2,713		2,713
Deferred income taxes	i	1,709	1,737	3,446	2,219	1,908	4,127
Total noncurrent liabilities		35,394	1,309	36,703	47,379	1,435	48,814
Short-term debt		642		642	985		985

38 — Reporting in accordance with IFRS as from 2008 — continued

		Swedish			Swedish
		GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
SEK million	Note	1 January 2007	adjustments	1 Jan. 2007	31 Dec. 2007	adjustments	31 Dec. 2007

Senior Notes		1,211	(12)	1,199
Capitalized lease obligations		38		38	154		154
Trade accounts payable		1,036		1,036	1,113		1,113
Income tax payable		166		166	116		116
Other		424		424	599		599
Accrued costs and prepaid income		2,757		2,757	3,357		3,357

Total current liabilities		6,274	(12)	6,262	6,324		6,324
Total liabilities		41,668	1,285	42,953	53,703	1,435	55,138

Total shareholders’ equity and liabilities		60,417	5,656	66,072	75,180	6,344	81,524

Restated Consolidated Income statements

		Swedish		IFRS
SEK million	Note	31 December 2007	Adjustments	2007

Revenues	j	22,005	(350)	21,655
Other income	c, j	48	747	795
Total direct operating expenses	k	(15,820)	93	(15,727)
Selling and administration expenses	a, l	(2,363)	216	(2,147)
Other operating expenses		(117)		(117)
Share of affiliated companies’ results		(61)		(61)

Income from operations		3,692	706	4,398
Gain (loss) on securities, net		1,141		1,141
Interest income		945		945
Interest expense	m	(1,878)	(145)	(2,023)

Total financial income and expenses		208	(145)	63
Minority interest		(21)	21

Income before taxes		3,879	582	4,461
Income taxes		(490)	(142)	(632)

Net income		3,389	440	3,829
Minority Interests			(21)	(21)

Net income after minority interest		3,389	419	3,808

Notes:

a	In accordance with IFRS 3, Business Combinations, intangible assets are divided in two categories; those with definite useful life and those with indefinite useful life. Goodwill is in accordance with IAS 38, Intangible assets, an asset with indefinite useful life so amortizations should not be applied. Goodwill is tested annually for impairment. The restatements and transition effects attributable to this accounting change therefore result in reversal of goodwill amortization charged to the income statement for the period 1 January, 2007 to 31 December, 2007. Amortization of goodwill was as of 1 January, 2007, SEK 41 million and for 31 December, 2007, SEK 70 million which has been reversed and therefore increased the carrying amount.

b	Adjustments of capitalized expenses related to periodic repair and maintenance of vessels and rigs i.e. dry-docking. These expenses have been capitalized during different periods and therefore there is an adjustment between prepaid expenses and fixed assets, vessels.

c	Properties are reported at fair value from date of transition 1 January, 2008. In accordance with current accounting principles, properties have been reported at net book value and the effects attributable to this accounting change is as of 1 January, 2007, SEK 4,872 million and for 31 December, 2007, SEK 5,560 million. The changes in fair value are reported as other income and the impact during 2007 is SEK 397 million.

d	At date of transition into IFRS, the bunker fuel hedges have been reported at fair value and the total impact is SEK 771 million as of 1 January, 2007 and SEK 776 million for 31 December, 2007.

38 — Reporting in accordance with IFRS as from 2008 — continued

e	Reconciliation of shareholders’ equity

Specification of changes in equity, net after tax, according to IFRS:

Group	1 January 2007	31 December 2007

Goodwill	41	70
Pensions	288	288
Bunker fuel hedge	579	582
Property at fair value	3,450	4,005
Translation reserve	(842)	(842)
Retained earnings	842	842
Interest hedges		(36)

Total adjustments on shareholders’ equity	4,358	4,909

f	In accordance with Swedish GAAP, the minority interests are reported after shareholders’ equity but in accordance with IFRS the minority is a component of the shareholder’s equity.

g	Adjustment regarding capitalized borrowing costs which, in accordance with IAS 23, Borrowing Costs, should be reported together with the loan to which it relates.

h	Adjustment of defined benefit plans, which means that actuarial gains and losses could be set to zero in the opening balance as of 1 January, 2007. This principle is applied on all defined benefit plans.

i	Specification of deferred taxes

The impact on deferred taxes according to IFRS. The effective tax rate is on average 28%.

Group	1 January, 2007	31 December, 2007

Pensions	123	123
Bunker fuel hedge	193	194
Property at fair value	1,421	1,555
Interest hedges		36

	1,737	1,908

j	Adjustment regarding sale of fixed assets between revenues and other income as of 31 December, 2007. The sale of fixed assets were vessels SEK 253 million and properties SEK 97 million.

k	Adjustment in accordance with IAS 40 regarding capitalization of repair and maintenance in according to plan.

l	Reversal of amortization and depreciation related to goodwill and properties.

m	Hedge accounting is not applied for foreign exchange hedges which is why these are reported through the income statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Stena AB (publ)

Under date of April 23, 2010, we reported on the consolidated balance sheets of Stena AB (publ) and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, which are included in the Company’s Annual Report on Form 20-F for the year 2009. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 38 to the consolidated financial statements, the Company changed its basis of accounting to IFRS as issued by the IASB during the year ended December 31, 2008. Consequently, the Company’s consolidated financial statements for 2007 referred to above have been restated to conform with IFRS as issued by the IASB. Prior to adoption of this new basis of accounting, the Company prepared financial statements in accordance with accounting principles generally accepted in Sweden.

Gothenburg, Sweden
April 23, 2010
KPMG AB

Thomas Thiel
Authorized Public Accountant

S-1

Schedule II

Stena AB and Consolidated Subsidiaries
Valuation and Qualifying Accounts
Years ended December 31, 2008 and 2009

	Balance at				Balance at
	Beginning		Companies		End
Description	of Year	Additions	acquired	Deductions	of Year
		(SEK in thousands)

Allowance for Doubtful Accounts:

December 31, 2008	38,617	41,681	17,839	(6,964)	91,173
December 31, 2009	91,173	30,225	—	(27,190)	94,208

Notes:

Additions includes foreign currency translation effect

S-2

Stena AB and Consolidated Subsidiaries
Property and Accumulated Depreciation
December 31, 2009

		Market	Initial cost	Costs		Accumulated	Net book
Description	Encumbrances	Value	to company	capitalised	Total	Depreciation	value
Property data	(Mortgages)
	TSEK
		TSEK	TSEK	TSEK	TSEK	TSEK	TSEK

SFAB, enclosure no 1	3,284,575	5,436,300
SFNAB, enclosure no 2	716,211	1,184,800
SFSAB, enclosure no 3	1,134,945	2,390,700
SFHKB, enclosure no 4	369,250	810,600
SFFAB group, enclosure no 5	5,699,965	10,196,100
Total Stena Fastigheter group	11,204,946	20,018,500
SRBV, enclosure no 6	1,508,699	2,489,103
SPBV, enclosure no 7	1,067,935	1,706,831
Total Stena Realty group	2,576,634	4,195,934
Assets under construction		−174,848
Total real estate	13,781,580	24,039,586
Stena Line, enclosure no 8	80,449		764,227	−26,084	738,143	(420,829)	317,314
Adactum, enclosure no 9	163,626		605,572	−1,989	603,583	(132,939)	470,644
NMM, Glasgow	5,369		52,465	19	52,484	(12,495)	39,989
Stena Drilling, Aberdeen			36,235	29,279	65,514	(10,168)	55,346
Stena UK, London			782	70	852	(351)	501
Scan-Port, Germany			18,221	−1,164	17,057	0	17,057
Total buildings and land	249,444		1,477,502	131	1,477,633	(576,782)	900,851
Total	14,031,024	24,039,586	1,477,502	131	1,477,633	−576,782	900,851

SCHEDULE III

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Järnbrott 126:4	34,200	66,000	1961	01/01/81
Kallebäck 7:8	10,505	12,100	1964	01/01/81
Kallebäck 12:4	9,000	24,700	1960	31/12/83
P-huset på Masthugget 712:30	0	24,900
Stampen 26:2	112,500	147,200	1988	01/01/94
Järnbrott 164:22	39,000	54,500	1966	01/02/94
Sannegården 15:4	9,759	17,700	1973	01/01/83
Sannegården 15:5	18,750	90,400	1973	01/01/83
Sannegården 22:19	3,115	24,300	1973	01/01/83
Partille 3:234-5	0	200		01/01/83
Askim 229:2	120,000	256,500	1968/98	01/01/00
Askim 70:1	0	200	1968/98	01/01/00
Askim 59:38	0	1,000	1968/98	01/01/00
Järnbrott 144:5	8,625	28,000	1963	01/08/83
Kallebäck 4:1	36,950	60,800	1963	01/08/83
Kobbegården 257:3	45,000	75,100	1970	01/08/81
Kobbegården 257:1	60,000	19,100	1970	01/08/81
Kobbegården 257:2	45,000	112,600	1970	01/08/81
Kobbegården 151:2	0
Lerum Hallegården 1:246	0	700
Askim 70:2-3	75,375	156,100	1968	01/08/81
Kobbegården 6:139	0	20,300	1974	01/03/86
Gullbergsvass 5:11	78,000	98,400	1988	01/04/94
Kobbegården 6:3	195,000	288,200	1970	12/97
Helsingör 10	39,500	77,000	1964	01/05/81
Kockum 20	8,996	34,600	1960	01/05/81
Kockum 21/22	23,700	45,900	1962	01/01/82
Bilden 10	21,000	22,100	1963	04/84
Almen 20	24,375	39,900	1966	05/81
Frans Suell 14	135,000	261,800	1906/36	02/91
Solbacken 22	10,475	9,100	1964	05/92
Pilåkern 1	83,700	210,000	1959	05/81
Pilåkern 2	0	400	1960/70	05/81
Almen 16	5,400	20,800	1961	05/81
Leonard 1	194,000	280,100	1970	11/00
Abel 14	80,000	203,900	1973	11/00
Abel 15	45,000	0	1973	11/00
Korpen 39	0	16,600	1960/70	01/99
Laboratorn 4	16,800	33,900	1960/70	01/99
Professorn 12	11,900	19,400	1960/70	01/99
Hilleröd 12	5,250	35,000	1962	01/81
Solbacken 13	0	12,900	1965	06/86
Hymnen 1	22,400	41,200	1960/70	05/94

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Kantaten 1	42,000	72,100	1960/70	05/94
Kantaten 2	33,600	68,100	1960/70	05/94
Kantaten 3	37,800	75,800	1960/70	05/94
Kantaten 6	27,300	50,400	1960/70	05/94
Monbijou 18	50,000	86,400		2008
Bjärred 40:22	11,900	11,900		2008
Bjärred 9:6, 9:9-10	55,700	68,100		2008
Karstorp 22:19	0	2,800		2008
Karstorp 22:31	0	2,800		2008
Lomma 28:46	23,000	26,800		2008
Lomma 30:55	5,200	11,600		2008
Lomma 35:61	5,300	5,900		2008
Vinstorp 26:50-52	24,500	29,600		2008
Vinstorp 28:29, 33:1	24,400	24,500		2008
Docenten 6	13,500	23,900	1960/70	01/97
Laboratorn 2	20,700	37,000	1960/70	01/97
Professorn 9	19,400	31,500	1960/70	01/97
Professorn 11	21,800	38,100	1960/70	01/97
Laboratorn 3	21,800	40,500	1960/70	01/97
Altona 20 & 21	113,000	150,000	1966	09/98
Pontus 20	97,225	180,100	1935	04/01
Luggude 8	20,000	40,100	1967	04/01
Hämplingen 15	12,750	25,500	1964	04/01
Utanverket 13	48,750	72,700	1958	04/01
Kolga 6	55,000	92,700	1935	04/01
Ryttmästaren 17	0	57,300	1970	02/04
Fältspaten 1	60,000	101,100	1982	02/04
Hjälten 3	124,000	142,800		2005
Hjälmen 3	81,200	87,500		2005
Gropen 2	26,400	47,000		2005
Grottan 16	14,400	29,700		2005
Gnistan 13	12,800	26,300		2005
Gästgivaren 3	11,200	22,800		2005
Gårdsten 58:1	284,175	268,800		2006
Tynnered 13:2	225,000	271,700		2006
Gårda 18:21	32,500	55,600		2009
Gårda 19:7	0	113,200		2007
Total SFAB	3,284,575	5,436,300

SCHEDULE III
enclosure 1

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Erstavik 26: 8	20,800	38,900	1971-75	12/96
Erstavik 26: 9	21,078	29,200	1971-75	12/96
Erstavik 26: 10	20,500	26,400	1971-75	12/96
Erstavik 26: 11	47,500	80,300	1971-75	12/96
Erstavik 26: 12	44,900	77,400	1971-75	12/96
Erstavik 26: 13	42,100	70,900	1971-75	12/96
Erstavik 26: 14	37,200	62,200	1971-75	12/96
Erstavik 26: 15	36,208	61,100	1971-75	12/96
Erstavik 26: 16	36,700	62,500	1971-75	12/96
Erstavik 26: 17	36,800	61,800	1971-75	12/96
Erstavik 26: 18	41,200	67,400	1971-75	12/96
Erstavik 26: 20	7,000	10,000	1971-75	12/96
Erstavik 26: 28	14,700	22,900	1971-75	12/96
Erstavik 26: 29	15,225	23,400	1971-75	12/96
Erstavik 26: 30	14,800	12,200	1971-75	12/96
Erstavik 26:109	40,600	68,600	1971-75	12/96
Erstavik 26:110	40,800	65,400	1971-75	12/96
Erstavik 26:111	37,600	63,900	1971-75	12/96
Erstavik 26:113	38,900	63,200	1971-75	12/96
Erstavik 26:115	38,900	66,100	1971-75	12/96
Erstavik 26:117	41,500	71,500	1971-75	12/96
Erstavik 26:118	41,200	72,300	1971-75	12/96
Erstavik 26:434	0	7,200	1971-75	12/96
TOTAL SFNAB	716,211	1,184,800

SCHEDULE III
enclosure 2

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Blackebergs Gård 1	41,475	49,600	1902	04/00
Hägern Större 16	245,000	454,600	1990	04/00
Tempelriddareorden 1	17,500	36,100	1964	12/01
Tempelriddareorden 2	12,110	25,300	1964	12/01
Tempelriddareorden 3	32,900	66,100	1964	12/01
Tempelriddareorden 4	26,600	55,900	1964	12/01
Tempelriddareorden 6	12,950	23,900	1964	12/01
Tempelriddareorden 7	32,900	69,700	1964	12/01
Tempelriddareorden 8	16,450	31,900	1964	12/01
Tempelriddareorden 9	19,950	41,500	1964	12/01
Söderbymalm 3:468	177,910	226,100		12/02
Gröna rutan 1	1,750	500	1964	12/01
Skansen 18	23,750	665,800	1970	09/05
Ekebo 8:2	53,500	52,800		2008
Ekebo 8:3	0	(5,500)		2008
Ekebo 8:4	0	(30,700)		2008
Ekebo 8:5	39,700	65,700		2008
Ekebo 8:8	97,100	155,700		2008
Vilunda 6:39	103,400	154,400		2008
Eksätra 1	40,697	56,900		2008
Eksätra 2	26,250	35,700		2008
Högsätra 9	30,750	49,500		2008
Jungruholmen 2	69,179	87,400		2008
Björksätra 1	13,125	21,800		2008
TOTAL SFSAB	1,134,945	2,390,700

SCHEDULE III
enclosure 3

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Haninge Söderbymalm 6:9	15,000	34,300	1955	07/01
Haninge Söderbymalm 6:10	28,000	51,900	1956	07/01
Haninge Söderbymalm 3:328	9,000	21,300	1956	07/01
Haninge Söderbymalm 3:329	10,000	24,100	1956	07/01
Haninge Söderbymalm 3:333	9,000	20,300	1957	07/01
Haninge Söderbymalm 3:372	9,000	25,000	1964	07/01
Haninge Söderbymalm 3:337	49,250	113,900	1964	07/01
Haninge Söderbymalm 9:1	29,000	73,800	1964	07/01
Haninge Söderbymalm 9:2	26,000	67,700	1964	07/01
Haninge Söderbymalm 6:13	10,500	28,600	1964	07/01
Haninge Söderbymalm 6:14	33,750	59,600	1964	07/01
Haninge Söderbymalm 6:15	18,250	28,200	1962	07/01
Haninge Söderbymalm 6:16	6,000	18,100	1962	07/01
Haninge Söderbymalm 7:16	56,500	118,900	1963	07/01
Haninge Söderbymalm 3:395	14,750	31,200	1967	07/01
Haninge Söderbymalm 3:476	45,250	93,700	1985	07/01
Totalt SFHKB	369,250	810,600

SCHEDULE III
enclosure 4

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Höken 56, 57, Malmö	78,370	136,300	1984	2004
Jerusalem 69, 70 Malmö	38,250	60,200	1966	2004
Möllebacken 23, Malmö	81,106	172,000	1983	2004
Stralsund 33, Malmö	90,102	211,500	1974	2004
Björnen 4, Malmö	25,715	41,400	1986	2004
Gabriel 9, Malmö	74,573	144,500	1985	2004
Mården 3, Malmö	56,361	113,200	1988	2004
Axel 33, Malmö	163,307	389,400	1988	2004
Bornholm 6, Malmö	77,337	139,900	1975	2004
Granen 14, Malmö	28,293	60,500	1979	2004
Fretten 11, 13 Malmö	88,167	167,500	1979	2004
Nötskrikan 17, Malmö	43,669	77,200	1900	2004
Jägaren 1, Nöbb. 2:15	0	14,300	1980	2004
Jägaren 2-3	250,000	148,000	1973	2004
Villebrådet 1	0	66,500	1973	2004
Kilen 18, Lund	0	173,600	1990	2004
Kilen 19, Lund	66,385	103,600	1992	2004
Cedern 17	92,240	69,600	1970	2004
Danzig 22	15,975	24,600	1961	2004
Elefanten 41	91,948	137,600	1989	2004
Hermodsdal 2	21,675	35,500	1963	2004
Lars 4	14,790	23,500	1958	2004
Mjödet 11	75,225	113,800	1968	2004
Stacken 11	21,420	38,100	1960	2004
Vårdkasen 2	11,050	15,600	1968	2004
Hörby Häggenäs 9:62	0	200	Other	2004
Tolered 129:25-26, 35-36, 122:2-3	80,750	299,400	1960	2004
Gårdsten 62:17	196,000	232,900
Järnbrott 117:5-6	282,200	430,700	1962	2004
Kortedala 92:5, 92:8, 93:2	70,550	106,900	1958	2004
Kortedala 105:5	41,752	57,700	1957	2004
Kortedala 105:3 mfl	157,998	217,400	1956	2004
Johanneberg 39:15	140,269	202,700	1981	2004
Backa 7:12 mfl	142,450	204,500	1965	2004
Backa 886:694-695	0	7,500	Other	2004
Tynnered 27:9	557,600	815,700	1967	2004
Prästhult 1:6	0	200	Land	2004
Tolered 157:2, 158:9, 162:2, 163:2	183,600	288,300	1960	2004
Jursta 3:5 och Jursta 3:6	0	30,800	Other	2004

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Jursta 3:6	0	0	Other	2004
Kungsängen 7:6, Uppsala	32,400	65,100	1961	2004
Luthagen 80:1, Uppsala	125,600	259,400	1991	2004
Kvarngärdet 15:1, Uppsala	204,000	32,700	1963	2,004
Kvarngärdet 16:1, Uppsala	0	123,800	1963	2,004
Kvarngärdet 16:2, Uppsala	0	0	1963	2,004
Kvarngärdet 17:1, Uppsala	0	112,600	1963	2,004
Kvarngärdet 17:2, Uppsala	0	0	1963	2,004
Kvarngärdet 18:1, Uppsala	0	33,200	1963	2,004
Kvarngärdet 18:2, Uppsala	0	76,300	1963	2,004
Kvarngärdet 19:1, Uppsala	0	50,300	1963	2,004
Kvarngärdet 19:2, Uppsala	0	(800)	1963	2,004
Kvarngärdet 19:3, Uppsala	0	(700)	1963	2,004
Brahehus 1, Malmö	59,450	128,500	1957	2004
Holmen 1, Malmö	116,564	179,500	1982	2004
Martallen 25, Sthlm	8,466	12,900	1931	2004
Martallen 26, Sthlm	7,826	9,700	1932	2005
Källsmora 1:92 (ryttarfastighet)	0	400	1929	2004
Wahrenberg 11	155,200	275,500	1939	2004
Sjukhuset 3	222,510	371,300	1950	2004
Tornet 10	81,280	67,000	1969	2004
Tornet 11	0	13,100	1969	2004
Tornet 12	0	60,100	1969	2004
Vale 9	12,000	25,800	1961	2004
Odinslund 6	70,000	97,900	1925	2004
Dalkarlshugget 2	127,500	266,900	1967	2004
Rosenbrödet 1	0	49,600	1963	2004
Smörrutan 1	26,500	78,700	1964	2004
Wienerbrödet 1	79,500	136,400	1907	2004
Wienerkransen 3, 4	52,105	150,000	1889	2004
Wienerkransen 1	0	45,700	1888	2004
Stativet 4	138,000	274,400	1942	2004
Jakobsberg 2:1164	36,000	46,500	1989	2004
Järvakrogen 2	9,500	11,900	Other	2004
Sikreno 8	6,205	6,100	1924	2004
Stockshem 10	0	76,500	1903	2004
Täckeråker 1:8, 1:9, 2:11	85	0	1991	2004
Täckeråker 2:11, 2:14	36	2,600	Other	2004
Pylonen 1	0	38,400	1972	2004

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Tornet 1	0	38,300	1972	2004
Sfären 1-9, Solna	235,000	387,700	1938	2004
Tvålflingan 5	0	142,700	1973	2004
Tvålflingan 9	182,500	330,700
Autopiloten 5,9, Stockholm	21,996	27,200	Other	2004
Stockhem 11	76,415	93,900	Other	2004
Wahrenberg 9	83,500	125,000	Other	2004
Wahrenberg 10	49,200	84,600	Other	2004
Sicklaön 360:7	121,500	215,900
Total SFFAB	5,699,965	10,196,100

SCHEDULE III
enclosure 5

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Archimedeslaan	71,797	107,858	1996	03/06
Atoomweg	76,949	89,307	1979	07/02
Brain Park 30	41,442	63,019	1988	05/04
Brain Park 80	13,505	28,336	1989	11/89
Brain Park 120	18,689	41,846	1989	11/89
Breguetlaan	27,996	38,417	1992	04/06
Cessnalaan	34,663	52,012	1997	01/006
Eisenhowerlaan	26,477	36,490	1979	01/02
Euclideslaan	0	64,959	1992	09/09
Haspelslaan	53,816	67,053	1986	07/01
Hogehilweg 6	42,766	54,506	1986	07/06
Keizersgracht	16,047	72,954	1750	10/88
Kiotoweg	48,522	67,637	2002	08/02
Koninginnegracht 10	29,811	50,353	1984	06/98
Koninginnegracht 12	40,770	44,302	1984	06/98
Koninginnegracht 13	18,555	41,376	1990	12/97
Koninginnegracht 14	35,877	47,729	1994	09/01
Koninginnegracht 23	28,876	40,315	1971	01/02
Lichtenauerlaan	36,105	53,311	1997	03/04
Max Euwelaan	42,279	55,968	1988	05/04
Markthalle	17,221	53,485	1987	12/87
Nacap	27,534	37,008	1989	07/89
Nacap01	91,963	98,615	1989	11/05
New York 3, Lijnden	35,292	43,824	2001	12/01
New York 9, Lijnden	31,895	39,625	2001	12/01
Nieuwezijds Kolk	52,098	68,277	1996	04/05
Parkstraat	0	76,386	1880	10/09
Park Voorn	51,806	75,867	1989	10/89
Park Voorn 9	17,573	38,793	1989	02/06
Paviljoensgracht	59,580	73,179	1981	12/99
San Francisco, Lijnden	1,978	2,885	2002	03/02
Scheveningseweg	33,717	52,893	1988	04/04
Schipolweg	47,834	80,449	1986	12/02
Stadhouderskade	67,908	212,714	1928	10/96
Rooseveltweg	30,813	54,749	1995	06/03
Rooseveltweg 11	44,249	62,108	2002	08/06
Veraartlaan	21,451	26,046	1978	08/99
Volmerlaan	41,884	33,140	1978	02/90
Westblaak	43,196	117,817	1976	12/06
Wilhelminalaan	38,321	108,596	1979	05/97
Zeestraat	47,442	53,665	1982	10/00
Eliminering		(38,763)
Total SRBV	1,508,699	2,489,103

SCHEDULE III
enclosure 6

Property and Accumulated Depreciation
December 31, 2009

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK
		TSEK

Hogehilweg	51,253	67,118	1986	09/05
Rue Brasseur, Luxemburg	176,054	260,276	1992	04/92
Sophia Antipolis, Nice	14,064	29,552	1989	03/90
Schiessstrasse, Duesseldorf	45,933	71,790	1990	06/89
WTC Sophia Antipolis	105,725	227,049	1990	12/00
Font de’l orme	33,263	56,496	1989	09/03
Les Deux Arcs	105,581	149,787	2003	12/04
Marco Polo	193,890	295,926	2003	12/06
Ecolucioles	105,479	131,840	2008	06/09
Pin Montard	112,757	161,375	1999	12/09
Weslayan	10,017	44,602	1979	04/09
Woodbranch 1+2	60,104	145,314	1979/1983	04/09
Hungary	53,816	65,704	1912	10/08
Total SPBV	1,067,935	1,706,831

SCHEDULE III
enclosure 7

Property and Accumulated Depreciation
December 31, 2009

		Initial cost	Costs		Accumulated	Net book	Date of	Date
Description	Encumbrances	to company	capitalised	Total	Depreciation	value	construction	acquired
Property data	(Mortgages)	Buildings and land	Improvements
	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK

Hotel Fredrikshavn	80,449	335,526	(29,297)	306,229	(218,041)	88,188
Hotel Grenå
Other buildings, Denmark		97,156	(5,924)	91,232	(80,639)	10,593
Hook of Holland		118,829	7,243	126,072	(47,788)	78,284
Port of Helsingborg		57,579		57,579	(54,228)	3,351
Port of Gothenburg		36,608		36,608	(22,675)	13,933
Port of Loch Ryan		109,925	2,817	112,742		112,742
Other		2,604	(923)	1,681	7,543	9,224
Justering		6,000		6,000	(5,000)	1,000
Total Stena Line	80,449	764,227	(26,084)	738,143	(420,829)	317,314

SCHEDULE III
enclosure 8

Property and Accumulated Depreciation
December 31, 2009

		Initial cost	Costs		Accumulated	Net book	Date of	Date
Description	Encumbrances	to company	capitalised	Total	Depreciation	value	construction	acquired
Property data	(Mortgages)	Buildings and	Improvements
		land
	TSEK
						TSEK

Göteborg Backa 170:2	29,400	27,349	376	27,725	(4,148)	23,577		2001-06
Strand Norum 33:4	8,250	12,503	0	12,503	(1,496)	11,007		2004-01
Borås Ryda 9:13	600	2,540	0	2,540	(404)	2,136
Vänersborg Galeasen 1	4,000	6,665	0	6,665	(1,654)	5,011		1995-01
Umeå Tolvmansgården 4	5,250	7,580	0	7,580	(707)	6,873		2006-09
Stockholm Bromma Hjässan 18	18,900	27,556	0	27,556	(828)	26,728	2008-12	2007-11
Stockholm Nacka Sicklaön 349:5	12,600	20,402	26	20,428	(732)	19,696	2009-01
Mölnlycke Solsten 1:153	21,000	35,627	526	36,153	(964)	35,189	2009-08
Linköping Glaset 2	0	10,191	345	10,536	0	10,536		2008-12
Stockholm Lidingö 3:390 (ofri grund)	0	2,720	4,214	6,934	(339)	6,595		2008-09
Arendal Rud 2:6 (ofri grund, pantsatt arrendekontrakt)	0	8,688	0	8,688	(1,735)	6,953		1999-01
Uppsala Valsätra 1:12 (ofri grund, pantsatt arrendekontrakt)	0	16,303	0	16,303	(2,001)	14,302		2005-06
Investment in rented property	0	18,716	888	19,604	(2,633)	16,971
Total S-Invest	100,000	196,840	6,375	203,215	(17,641)	185,574
Envac	0	693		693	(411)	282
Balingslöv	63,626	408,039	(8,364)	399,675	(114,887)	284,788
Total Other	63,626	408,732	(8,364)	400,368	(115,298)	285,070
Total Adactum	163,626	605,572	(1,989)	603,583	(132,939)	470,644
Arendal Rud 2:6 (ofri grund, pantsatt arrendekontrakt)	5,000
Uppsala Valsätra 1:12 (ofri grund, pantsatt arrendekontrakt)	10,500
	15,500

SCHEDULE III
enclosure 9