Form 20-F
period 2010-12-31
STENA AB
filed 2011-04-29
CIK 1003517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Marica Derenstrand, Group Chief Accountant, +46 31 85 50 00, e-mail: marica.derenstrand@stena.com,
(Name, Telephone, E-mail and/or Facsimilie number and address of Company Contact Person)

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

50,000 ordinary shares, par value SEK 100 per share
(as of December 31, 2010)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                                                                                                                                                       Yes ☐     No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                                               Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:                                                                               Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceeding 12 months (or for such shorter period that the registrant was required to submit and post such files).                                                                               Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

Unless otherwise indicated, all references in this Annual Report to “we”, “us”, “our”, and similar terms, as well as references to the “Company”, the Group and “Stena” refer to Stena AB (publ) (“Stena AB”) and its subsidiaries. The term “Stena Sphere” refers to Stena AB together with Stena Sessan AB (“Sessan”), Stena Metall AB (“Stena Metall”) and Concordia Maritime AB (publ) (“Concordia”), which is 52% owned by Sessan.

Forward-looking Information

This Annual Report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by the use of forward-looking terminology including terms such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	changes in general economic and business conditions;

•	changes in laws and regulations;

•	changes in International Financial Reporting Standards (IFRS);

•	changes in currency exchange rates and interest rates;

•	risks incident to vessel and drilling rig operations, including discharge of pollutants;

•	introduction of competing services or products by other companies;

•	changes in trading or travel patterns;

•	increases in costs of operations or the inability to meet efficiency or cost reduction objectives;

•	changes in our business strategy; and

•	other risk factors listed in this Annual Report and in our reports filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) from time to time.

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

The following selected consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the four-year period ended December 31, 2010, has been derived from the audited financial statements. The financial statements for the years 2007, 2008, 2009 and 2010 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are applied as from January 1, 2007. See Note 1 for more information.

Currency of Presentation

Stena AB maintains its consolidated financial accounts in Swedish kronor. In this Annual Report, references to “SEK” are to Swedish kronor, references to “U.S. dollars”, “dollars”, “USD”, “U.S.$” or “$” are to U.S. dollars, references to “EUR,” “€ ” and “euro” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on the European Union, references to “GBP”, “British pounds” or “£” are to Pound sterling, and references to “DKK” are to Danish kronor. Our financial reports are presented in SEK, which is the functional currency of the Company. Unless otherwise indicated, all amounts are rounded to the nearest million. Figures in the reports are based on a consolidation system in SEK thousands. Totals in tables may not always equal the sum of the included rounded numbers as a result of rounding. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of Swedish kronor into U.S. dollars have been made at $1.00 = SEK 6.7835, the noon buying rate as certified for customs purposes by the United States Federal Reserve (the “Noon Buying Rate”) on December 31, 2010. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2010. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

GLOSSARY

The following are abbreviations and definitions of certain terms commonly used in the shipping industry and this Annual Report.

Aframax tanker.  Tankers ranging in size from 80,000 dwt to 120,000 dwt.

American Bureau.  American ship classification society.

Annual survey.  The yearly inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state.

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

Contract of affreightment (CoA).  A contract between a shipowner and a shipper, whereby the shipowner undertakes to carry a cargo over a certain route on specified occasions.

Conventional, day and night ferries.  Ferries designed to transport a combination of cars, trucks, freight trailers and passengers. A conventional ferry is available in two different designs: the day ferry and the night ferry. Night ferries also provide cabin accommodation for passengers.

DNV.  Norwegian ship classification society.

DrillMAX.  Sixth generation, high specification, ultra-deepwater drillships designed by Stena for worldwide operations, including in harsh environments.

DrillMAX ICE.  Sixth generation, high specification, ultra-deepwater drillships designed by Stena for worldwide operations, including in harsh and arctic environments with ice-infested waters.

Drillship.  A maritime vessel modified to include a drilling rig and special station-keeping equipment. The vessel is typically capable of operating in deep water, or ultra-deep water up to 10,000 or 12,000ft. A drillship must stay relatively stationary on location in the water for extended periods of time. This positioning may be accomplished with multiple anchors, dynamic propulsion (thrusters) or a combination thereof.

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

Dynamic positioning (DP).  An advanced satellite navigation system that controls thrusters to maintain a vessel’s position in most weather conditions, without anchors.

Freight unit.  Trucks, trailers, containers and railcars.

Gross ton.  Unit of 100 cubic feet or 2.831 cubic meters.

High speed vessel (HSS).  A ship, usually built from aluminium and often multi-hull, designed to have excellent motion characteristics in heavy seas. HSS vessels operate at a speed of over 30 knots and primarily target the passenger market.

Hull.  The shell or body of a ship.

IFRS.  International Financial Reporting Standards.

IMO.  International Maritime Organization, a United Nations agency that issues international standards for shipping.

Lane meter.  The number of useable length meters of lanes for cars, trailers or trucks, except with respect to RoRo vessels that do not carry cars.

Lightering.  To put cargo in a lighter to partially discharge a vessel or to reduce its draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

Linkspan.  The docking facility for vessels.

Lloyds Register.  British ship classification society.

Newbuilding.  A new vessel recently delivered or under construction.

Offhire.  The period an offshore drilling rig or vessel is unable to perform the services for which it is required under its contract. Offhire periods, which may be scheduled or unscheduled, include days spent on repairs, drydockings, special surveys, vessel upgrades, initial positioning after the purchase of a vessel and periods awaiting employment.

Protection and Indemnity (P&I) Insurance.  Third party insurance obtained through a mutual association (P&I Club) formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

Panamax tanker.  Tankers ranging in size from 60,000 dwt to 80,000 dwt.

Pool.  A cooperation between two or more parties whereby each party supplies its vessels to the pool and the revenues from the pool are split between the pool members in proportion to the number and characteristics of the tankers each party delivered to the pool.

Product tankers.  Vessels designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals. The tanks are coated, this being a requirement for some of the products carried, and the ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Roll-on/Roll-off vessels.  Vessels designed to permit trucks, freight trailers, buses, cars and, to a certain extent, containers on chassis to drive directly onto and off the vessel, which include RoRo vessels and RoPax vessels.

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

Service speed.  The average speed a vessel operates in when utilized on a daily basis.

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

VLCC.  Very large crude carrier — a tanker of 200,000 dwt to 320,000 dwt.

SELECTED FINANCIAL DATA

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2010
	SEK	SEK	SEK	SEK	USD(1)
	(in millions)

CONSOLIDATED GROUP(2)

INCOME STATEMENT DATA:
Total income	22,402	26,472	27,812	27,150	4,002
Direct operating expenses	(14,085)	(16,679)	(17,188)	(16,784)	(2,473)
Selling and administrative expenses	(2,177)	(2,920)	(3,207)	(3,104)	(458)
Depreciation and amortization	(1,680)	(2,501)	(3,415)	(3,704)	(546)
Total operating expenses	(17,942)	(22,100)	(23,810)	(23,592)	(3,477)
Income from operations	4,460	4,372	4,002	3,558	526
Share of associated companies’ result	(61)	(80)	24	131	19
Interest income	919	957	685	477	66
Interest expense	(1,739)	(2,260)	(1,864)	(1,798)	(265)
Other financial items(3)	882	(1,611)	(503)	312	47
Income before taxes	4,461	1,378	2,344	2,680	396
Net income	3,829	1,745	2,364	2,566	379

BALANCE SHEET DATA
Cash and marketable securities(4)	11,562	9,174	7,088	9,922	1,463
Investments in SPEs(5)	9,251	9,973	8,174	6,175	910
Total assets	81,524	97,369	92,205	94,938	13,995
Debt in SPEs(5)	8,021	9,492	8,249	5,140	758
Other debt(6)	32,731	45,490	41,898	47,964	7,070
Shareholders’ equity	26,386	27,454	29,183	29,448	4,341

OTHER FINANCIAL DATA
Capital expenditures	(8,368)	(9,696)	(9,230)	(10,189)	(1,501)
Cash dividends paid	(550)	(390)	(190)	(316)	(47)
Cash flow from operating activities	4,586	5,381	7,084	5,065	748
Cash flow used in investing activities	(12,862)	(7,397)	(6,456)	(9,681)	(1,427)
Cash flow used in/provided from financing activities	8,064	(2,714)	(907)	5,151	759

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.7835, the Noon Buying Rate on December 31, 2010.

(2)	The Group adopted IFRS as from January 1, 2007.

(3)	Other financial items refer to financial income (expense), including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).

(4)	Cash and marketable securities consist of cash and cash equivalents, short-term investments and marketable securities.

(5)	As of December 31, 2010, we had invested in four SPEs.

(6)	Other debt includes Senior Notes, short-term interest bearing debt, long-term interest bearing debt and capitalized lease obligations, current and non-current.

Restricted Group Data as of December 31, 2010

For the year ended December 31, 2010, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside our traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l. (“Stena Royal”), Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries, which, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated as unrestricted subsidiaries under the indentures governing the Senior Notes and, as a result, are not bound by the restrictive provisions of these indentures.

During 2008, we repurchased $17.7 million of our Senior Notes due 2013 and $43.3 million of our Senior Notes due 2016. As of December 31, 2008, we had outstanding $153.1 million principal amount of Senior Notes due 2013, $128.7 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017 and €102 million principal amount of Senior Notes due 2019.

As of December 31, 2009, we had outstanding $153.1 million principal amount of Senior Notes due 2013, $128.7 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017 and €102 million principal amount of Senior Notes due 2019.

In March 2010, we completed an offering of €200 million of Senior Notes due 2020. In April 2010, we redeemed the total $153 million outstanding principal amount of our Senior Notes due 2013 at a price of 102.5%. As of December 31, 2010, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

As of March 31, 2011, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

SELECTED RESTRICTED GROUP FINANCIAL DATA

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2010
	SEK	SEK	SEK	SEK	USD(1)
	(in millions)

RESTRICTED GROUP

INCOME STATEMENT DATA :
Revenues from operations	17,550	20,617	20,810	19,533	2,878
Net gain on sale of vessel	253	203	149	2	0
Total revenues	17,803	20,820	20,959	19,535	2,878
Direct operating expenses	(11,547)	(13,083)	(12,912)	(12,597)	(1,857)
Selling and administrative expenses	(1,773)	(2,109)	(2,068)	(1,985)	(293)
Depreciation and amortization	(1,645)	(2,376)	(3,195)	(3,487)	(514)
Total operating expenses	(14,966)	(17,568)	(18,175)	(18,069)	((2,664)
Income from operations	2,838	3,252	2,784	1,466	214
Interest income	543	474	265	229	34
Interest expense	(643)	(887)	(1,032)	(1,128)	(166)
Other financial items(2)	(237)	206	20	101	14
Total financial income and expense	(337)	(207)	(747)	(798)	(118)
Minority interest	(2)	(3)	0	(1)	0
Income before taxes	2,499	3,042	2,037	667	96
Net income	2,077	3,010	2,151	962	142

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.7835, the Noon Buying Rate on December 31, 2010.

(2)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2010
	SEK	SEK	SEK	SEK	USD(1)
	(in millions)

RESTRICTED GROUP

BALANCE SHEET DATA:
Intangible fixed assets	177	398	300	262	39
Tangible fixed assets	22,744	33,541	35,619	38,150	5,624
Marketable securities	610	885	548	789	116
Other noncurrent assets	13,936	13,654	11,635	13,268	1,956

Total noncurrent assets	37,467	48,478	48,102	52,469	7,735

Short-term investments	2,559	3,618	2,487	3,613	533
Cash and cash equivalents	505	917	568	727	107
Other current assets	7,200	9,716	6,380	5,039	742

Total current assets	10,264	14,251	9,435	9,379	1,382

Total assets	47,731	62,729	57,537	61,848	9,117

Total shareholders’ equity	19,599	23,672	23,331	22,405	3,303
Deferred income taxes	1,400	778	857	943	139
Other provisions	4,149	3,140	2,934	2,445	360

Long-term debt	17,003	27,225	24,283	30,761	4,535
Other noncurrent liabilities	828	2,591	1,097	874	129

Total noncurrent liabilities	17,831	29,816	25,380	31,635	4,664

Short-term debt	1,115	972	1,989	1,599	236
Other current liabilities	3,637	4,350	3,046	2,821	415

Total current liabilities	4,752	5,322	5,035	4,420	651
Total shareholders’ equity and liabilities	47,731	62,729	57,537	61,848	9,117

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.7835, the Noon Buying Rate on December 31, 2010.

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2010
	SEK	SEK	SEK	SEK	USD(1)
	(in millions)

RESTRICTED GROUP

CONSOLIDATED STATEMENT OF CASH FLOW:
Net income	2,077	3,010	2,151	962	142
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,645	2,376	3,195	3,487	514
(Gain) on sale of assets	(253)	(203)	(148)	(2)	0
(Gain)/loss on securities, net	58	(180)	(380)	(95)	(14)
Unrealized foreign exchange (gains) losses	(149)	(125)	352	(28)	(4)
Deferred income taxes	335	(164)	(218)	(426)	(63)
Minority interest	3	3	—	—	—
Other non cash items	65	(165)	346	(86)	(13)
Provision for pensions	(221)	(235)	(198)	(445)	(65)
Net cash flows from trading securities	(699)	994	(107)	(27)	(4)
Changes in working capital	1,377	(185)	571	625	92

Net cash provided byoperating activities	4,238	5,126	5,564	3,965	585

Net cash flows from investing activities:
Purchase of intangible assets	(37)	(44)	(38)	(21)	(3)
Cash proceeds from sale of property, vessels and equipment	821	692	249	82	12
Capital expenditure on property, vessels and equipment	(7,299)	(7,878)	(7,764)	(9,073)	(1,338)
Purchase of subsidiary net of cash acquired	—	(53)	—	(127)	(19)
Proceeds from sale of securities	95	691	704	100	15
Purchase of securities	(233)	(1,448)	(70)	(296)	(44)
Increase of non-current assets	(38)	(589)	(14)	(336)	(49)
Decrease of non-current assets	10	424	177	35	5
Other investing activities	(18)	(990)	(44)	(13)	(2)

Net cash used in investing activities	(6,699)	(9,195)	(6,800)	(9,649)	(1,423)

Net cash flows from financing activities:
Proceeds from issuance of debt	6,915	6,418	4,079	6,024	888
Principal payments on debt	(2,352)	(1,093)	(721)	(2,816)	(415)
Net change in borrowings on line-of-credit agreements	440	120	(3,888)	5,118	755
Proceeds from new capitalized lease obligations	—	46	1	618	91
Principal payments capital lease obligations	(38)	(686)	(184)	(136)	(20)
Net change in restricted cash accounts	(692)	(1,922)	1,003	(1,425)	(210)
Intercompany accounts	(1,123)	1,353	532	(1,286)	(190)
Dividends paid	(550)	(390)	(190)	(316)	(47)
Other financing activities	(313)	618	235	66	10

Net cash provided by financing activities	2,287	4,464	867	5,847	862
Effect of exchange rate changes on cash and cash equivalents	22	17	20	(4)	(1)

Net change in cash and cash equivalents	(152)	412	(349)	159	23

Cash and cash equivalents at beginning of year	657	505	917	568	84

Cash and cash equivalents at end of year	505	917	568	727	107

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.7835, the Noon Buying Rate on December 31, 2010.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and U.S. dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per U.S. $1.00.

				Period
Year	Average(1)	High	Low	end

2006	7.3098	7.9656	6.7674	6.8342
2007	6.7575	7.1060	6.2356	6.4568
2008	6.5935	8.4858	5.8346	7.8770
2009	7.6520	9.3294	6.7491	7.1890
2010	7.2038	8.1131	6.5244	6.7835

The following table sets forth, for the years and months indicated, certain information concerning the exchange rates between Swedish kronor and U.S. dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per U.S. $1.00.

				Period
Month	Average(2)	High	Low	end

October, 2010	6.6790	6.8064	6.5493	6.6702
November, 2010	6.8279	7.0287	6.5244	7.0287
December, 2010	6.8455	6.9679	6.7114	6.7835
January, 2011	6.6694	6.9374	6.4338	6.4474
February, 2011	6.4299	6.4845	6.3249	6.3249
March, 2011

(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.

(2)	Represents the average of the daily Noon Buying Rates during the relevant period.

On April 26, 2011, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 6.1160.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2010, we had outstanding consolidated indebtedness (excluding SPEs) of SEK 48.0 billion, of which SEK 15.6 billion was the obligation of unrestricted subsidiaries (as defined in the indentures governing our Senior Notes), all of which was non-recourse to Stena AB. Our total interest bearing debt (excluding SPEs) as a percentage of our total capitalization (excluding SPEs) was approximately 59%. For the Restricted Group, the total interest bearing debt as a percentage of total capitalization was approximately 58%.

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

Subject to compliance with various financial and other covenants imposed by our revolving credit facilities, the agreements governing our other indebtedness and the indentures governing our Senior Notes, we and our subsidiaries may incur additional indebtedness from time to time, including indebtedness to finance the purchase or completion of Newbuildings, other vessels and ports. As of March 31, 2011, the remaining cost for a RoPax vessel we ordered from a shipyard in Korea in August 2007 was approximately €25 million, the remaining cost for a DrillMAX ICE drillship we ordered from a shipyard in Korea in April 2008, fully equipped, was approximately $380 million and the remaining cost for two Suezmax tankers we ordered from a shipyard in Korea in December 2009 and May 2010, respectively, was approximately $135 million in aggregate. The remaining cost for the Loch Ryan port in Scotland was approximately £26 million.

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

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or would be permitted under the terms of our various debt instruments then in effect.

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

In addition, our revolving credit facilities and other loans require us to maintain a number of financial ratios. If we breach these covenants and are unable to obtain waivers from our lenders, our debt under our credit facilities and other loans would be in default and could be accelerated by our lenders, which could result in an event of default under the indentures governing our Senior Notes and the instruments governing our other indebtedness. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our Senior Notes and may make it more difficult for us to successfully implement our business strategy and compete against companies that are not subject to such restrictions.

Since Stena AB is a holding company, repayment of our indebtedness is dependent on cash flow generated by our subsidiaries.

Stena AB is a holding company. All of our operations are conducted by, and substantially all of our assets (including our vessels) are owned by, our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Under the Swedish Companies Act, there are restrictions as to the ability of our subsidiaries to pay us dividends or make loans and advances to us. The indenture governing our Senior Notes due 2016 contains covenants that restrict the ability of our subsidiaries to enter into agreements limiting distributions and transfers, including dividends. However, our real estate operations and certain of our investment activities are conducted through unrestricted subsidiaries that are not bound by the restrictive provisions of this indenture and there can be no assurance that the cash flows or assets of those subsidiaries will be available to us to pay our obligations under the Senior Notes.

We conduct our real estate operations and certain investment activities through subsidiaries that are not subject to certain restrictive provisions in our indentures.

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the indentures governing our Senior Notes, the subsidiaries that conduct our real estate operations (other than two small properties) and the subsidiaries that conduct a large portion of our investment activities are designated as unrestricted subsidiaries. As a result, these unrestricted subsidiaries are not bound by the restrictive provisions of our indentures. As of December 31, 2010, these unrestricted subsidiaries had outstanding indebtedness (including SPEs) of approximately SEK 20.7 billion, all of which was non-recourse to Stena AB and its restricted subsidiaries. Such debt of the real estate subsidiaries is secured by their real property interests, the debt of Adactum is secured by its investments in listed shares and shares in subsidiaries, and the credit facility of Stena Royal is secured by its medium and long-term investment portfolios. Neither we nor any of our restricted subsidiaries have guaranteed payment of any of this indebtedness. There is no limitation in the indentures governing our Senior Notes on the amount of indebtedness our unrestricted subsidiaries may incur in the future. The indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate our assets and debts and those of our restricted subsidiaries with those of our unrestricted subsidiaries.

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

In addition, because restrictions in the indenture governing our Senior Notes due 2016 prohibiting, subject to certain limitations, the creation of limitations on the ability of our subsidiaries to pay dividends do not apply to the unrestricted subsidiaries and because our real estate investments are subject to significant indebtedness, there can be no assurance that the cash flows or assets of the unrestricted subsidiaries will be available to us to pay our obligations under any of our indebtedness. All our indentures also provide for designating other of our subsidiaries as unrestricted subsidiaries. The indentures governing our Senior Notes due 2017, 2019 and 2020 do not contain any prohibitions on the creation of limitations on the ability of our subsidiaries to pay dividends.

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

Fuel represents a significant cost incurred by us in the operation of our fleet. In addition, HSS vessels consume significantly more fuel than conventional ferries. Fuel prices increased substantially in 2007 and in the first half of 2008, after which they declined. In 2009 and 2010, fuel prices increased again and continued to be volatile. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical and regulatory developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further or sustained increases in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects.

We primarily use swaps and options to hedge our exposure to variations in the price of fuel. However, there can be no assurance that such hedging activities will be successful, and generally our bunker fuel requirements are not fully hedged.

In addition, our existing bunker hedges will expire during the next four years and if bunker prices remain at current levels or increase, our bunker expenses will be significantly higher in future years.

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

The offshore drilling rig market is highly competitive. All our drilling units are currently contracted, with expiration dates ranging from the second quarter of 2011 to the third quarter 2014. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes. No assurances can be given with respect to future demand for such rigs or the prices at which they may be contracted after the existing contracts expire. In particular, we may not be able to secure a contract with respect to our newbuilding on order, Stena DrillMAX ICE, at all, at a price we deem acceptable or without delay after delivery.

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

In the case of our RoRo and RoPax vessels, a substantial portion of our vessel utilization has been through long-term charters. For the five years ended December 31, 2010, the RoRo and RoPax vessels have averaged a utilization rate of approximately 97%. As of March 31, 2011, all of the vessels in our Roll-on/Roll-off fleet were under charter, with expiration dates ranging from the second quarter of 2011 to 2016. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

For the five years ended December 31, 2010, our drilling rig utilization rate (including planned offhire due to five-year special periodic surveys) has averaged approximately 91%. All our drilling units are currently contracted with expiration dates ranging from the second quarter 2011 to the third quarter 2014. There can be no assurance that we will be able to enter into future rig charter contracts after our current contracts expire. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In response to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations. We expect a significant number of new drilling rigs to be delivered in the industry in the coming years, which could have a negative impact on charter rates.

For the five years ended December 31, 2010, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged approximately 99%. We have long-term time charters in place for seven of our ten owned and finance leased tankers (including five tankers in which we have a 50% ownership interest). However 26 of our 28 chartered in tankers were trading on the spot market as of March 31, 2011 and there can be no assurance that rates on the spot market will not further decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The time charters for our two finance leased tankers expire in the third quarter 2011 and in 2013. We expect a significant number of new tankers to be delivered in the industry in coming years, which could have a negative impact on charter rates. In particular, we may not be able to secure a contract with respect to our three Suezmax tankers on order at all, at a price we deem acceptable or without delay after delivery.

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

The length and severity of the recent economic downturn and the uncertainty caused by the global credit and liquidity crisis have adversely affected demand for some of our products and services. A further economic downturn could result in, among other things, a further or continued decline in freight and passenger volumes in our ferry operations, demand and charter rates for our drilling, tanker and Roll-on/Roll-off vessel fleets and demand for the products of the subsidiaries of Adactum. In addition, a further economic downturn could adversely affect our financial investments. A lasting downturn in the economy may have a material adverse impact on our business, financial condition and results of operations.

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

We are subject to risks pertaining to conflicts in the Middle East and in North Africa. The tankers owned, chartered in or managed by us trade from time to time in the Arabian Gulf and North Africa. In the past, political and armed conflicts in this region have included attacks on tankers and other efforts to disrupt shipping in this area. Future political instability or future hostilities in these regions could adversely impact our tanker operations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions such as the South China Sea, the Gulf of Aden and certain parts of the Indian Ocean. Throughout 2008, 2009 and 2010, the frequency and geographic range of piracy incidents increased significantly, particularly in the Indian Ocean. If these piracy attacks occur in areas where our vessels are deployed and which are characterized by insurers as war risk zones (as the Gulf of Aden temporarily was in May 2008) or Joint War Committee (JWC) war and strikes listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs for employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our operations. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

The shipping industry in Sweden and other jurisdictions in which we operate are susceptible to industrial action due to the strong influence of maritime trade unions. While we believe that we have good relations with our work force, we cannot assure you that we will not be adversely affected by future industrial action against efforts by our management to reduce labor costs, curb wage increases or modify work practices.

We are party to separate agreements covering substantially all our employees in our ferry operations in Sweden, the United Kingdom and The Netherlands. Generally, the terms of these agreements are for one to two years or the agreements continue until terminated or renegotiated. In the United Kingdom, we have an agreement with our labor unions for which the pay level is negotiated on an annual basis. Although, we have not experienced any major strike or work stoppage in the last ten years, there can be no assurance that we will in the future be able to favorably negotiate the terms and conditions of such labor agreements or that strikes or disruptions will not occur in the future as a result of the failure to negotiate such terms or otherwise.

Currency fluctuations may have a material adverse effect on our financial position and/or our operating margins.

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally U.S. dollars, British pounds, euros and Norwegian kroner. In particular, we incur significant expenses in U.S. dollars for fuel and for expenses in our tanker and offshore drilling operations, and as of December 31, 2010, approximately SEK 18 billion of our debt was denominated in

U.S. dollars, excluding the debt of our SPEs and SEK 8 billion of our debt was denominated in euro. Fluctuations in the exchange rates between the U.S. dollar and euro and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our U.S. dollar-denominated and euro-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results, as reported in Swedish kronor, in the past have been and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful, and foreign exchange fluctuations may have a material adverse effect on our financial results and/or our operating margins.

We utilize various financial instruments, including hedging arrangements, to manage financial risks, that may not be successful.

We have traditionally used various financial instruments as part of an overall risk management policy to seek to reduce our exposure to interest rate and foreign currency exchange fluctuations. To manage our interest rate risks, we utilize swaps, forward rate agreements, interest rate futures, options and interest rate collars. To manage our foreign currency exchange rate exposure, we utilize forward foreign currency exchange contracts, foreign currency options and currency swaps. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that we will continue such hedging or that such hedging will be successful in mitigating the risk that interest rate fluctuations will have an adverse effect on our financial and/or operating results.

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

As of December 31, 2010, the fair value of our marketable securities and short-term investments (including restricted cash of SEK 3.7 billion) amounted to SEK 8.3 billion, as compared to SEK 5.9 billion (including restricted cash of SEK 3.3 billion) as of December 31, 2009. Our investments in equities include both publicly traded and private companies. The debt securities currently held by us are primarily floating rate notes and high yield corporate bonds. We have also invested in SPEs, which we consolidate, whose purpose is to make investments, primarily in high yield securities and bank loans. As of December 31, 2010, we had investments in four SPEs whose total assets amounted to SEK 6.2 billion, which were financed in part by U.S. dollar-denominated notes issued by the SPEs in an aggregate amount of SEK 5.1 billion (which is non-recourse to Stena AB). Our investments are subject to various risks and fluctuations and are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

We have less experience in evaluating and managing new investments Adactum may make, than investments in our traditional lines of business.

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

Compliance with safety, environmental and other governmental requirements may adversely affect the cost of our operations.

The shipping industry in general, and our business and the operation of our vessels in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include, but are not limited to:

•	the United States Oil Pollution Act of 1990 (“OPA ’90”) with respect to strict liability for the discharge of oil and other materials into the environment, the issuance of certificates of financial responsibility for vessels trading in United States waters and requiring that newly constructed tankers that trade in United States waters be constructed with double hulls;

•	the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) which applies to discharge of hazardous substances (other than oil), whether on land or at sea. CERCLA applies to owners and operators of vessels and provides for cleanup, removal and natural resource damages. CERCLA’s liability regime is similar to that of OPA ’90;

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the protocol of 1992 (“CLC”) entered into by certain countries (other than the United States) relating to strict liability and limitation of liability of the shipowner for pollution damage caused by the discharge of persistent oil;

•	International Convention for the Prevention of Pollution from Ships of 1973 and Protocol 1978 (“MARPOL 73/78”) with respect to strict technical and operational requirements for tankers, including an enhanced inspection regime and the requirement that all new tankers have to be built with double hulls;

•	Annex VI of MARPOL entered into force in May 2005 and revised in October 2008 regarding the reduction of harmful emissions from ships;

•	International Convention for the Control and Management of Ships Ballast Water and Sediments (“IMO 2004”);

•	the International Maritime Organization International Convention for the Safety of Life at Sea (“SOLAS”) of 1974 with respect to crew and passenger safety, certain safety regulations concerning car/passenger ferry and RoPax vessels and a subsequent chapter, as revised in 2000, with respect to the construction and operation of high speed craft, such as the HSS ferries, as well as recently adopted mandatory security provisions for ships engaged in international voyages and mandatory compliance with the new International Ship and Port Facility Security Code (ISPS code) and the International Safety Management (ISM) Code, which sets out guidelines for the safe operation of ships;

•	the International Convention on Load Lines of 1966 (“ICLL”) with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages;

•	the International Convention Relating to the Carriage of Passengers and their Luggage by Sea (the “Athens Convention”), relating to the limits of liability of carriers, which has introduced a strict liability regime with limited defenses; and

•	the United States Maritime Transportation Security Act of 2002 (“MTSA”) with respect to vessel security.

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

We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The vessels’ operating certificates and licenses are renewed periodically during each vessel’s required annual survey. However, government regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance.

Catastrophic loss and other events in our business could adversely affect our results of operations.

The operation of any oceangoing vessel carries with it an inherent risk of catastrophic disaster, mechanical failure, collision and loss of or damage to cargo.

Additionally, in the course of operating vessels, marine disasters such as oil spills and other environmental mishaps, cargo loss or damage, business interruption due to political or other developments, as well as maritime disasters not involving us, labor disputes, strikes and adverse weather conditions could result in loss of revenues, liabilities or higher costs, personal injury, loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims. In addition, offshore drilling operations are subject to many of the same risks as shipping, including risks relating to the environment and possible catastrophic loss or liability, and are subject to the usual hazards inherent in drilling for oil and gas offshore, such as blowouts, reservoir damage, loss of well control, punchthroughs, craterings or fires.

Although we maintain insurance that we believe is consistent with industry norms against certain of these risks, including loss of life, there can be no assurance that such insurance would be sufficient to cover the cost of damages suffered by us, other liabilities for which we are responsible or the loss of income resulting from any of those events. We also cannot assure you that a claim will be paid or that we will be able to obtain insurance at reasonable rates in the future. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we obtain insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which would reduce our profits or cause losses.

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

We have been advised by our Swedish counsel, Wistrand Advokatbyra Göteborg KB, that:

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

History and Development of the Company

Stena AB was incorporated as a stock corporation of limited liability in 1897 under the laws of the Kingdom of Sweden and is governed by the Swedish Company Act. Stena AB was acquired by the Sten A. Olsson family in 1967 to serve as a holding company for certain of the Olsson family’s businesses. Our principal corporate offices are located at Masthuggskajen, SE-405 19 Gothenburg, Sweden and our telephone number at that address is +46-31-855000.

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

We own and operate one of the world’s largest international passenger and freight ferry services and own, charter in and out, and operate drilling rigs, crude oil and petroleum product tankers and Roll-on/Roll-off vessels. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. We also invest in other businesses not related to our traditional lines of business. For the year ended December 31, 2010, we generated revenues of SEK 27.2 billion including net gain on sale of tangible fixed assets of SEK 189 million and net valuation of investment properties of SEK 424 million. Cash flows from operating activities for the same period were SEK 5.1 billion.

Since January 1, 2008, our principal capital expenditures and divestitures have consisted of the purchase and sale of vessels and the purchase and sale of real estate. From January 1, 2008 through December 31, 2010, we have invested approximately SEK 17.5 billion for the purchase of vessels and SEK 1.5 billion for the purchase of real estate. During the same period, we have sold vessels for a total consideration of SEK 1.0 billion and real estate for a total consideration of SEK 1.9 billion. As of the date of this Annual Report, our capital expenditures in progress consist of one drillship under construction in Korea, one RoPax vessel under construction in Korea, three Suezmax tankers under construction in Korea and one port under construction in Scotland. We expect that the substantial portion of the purchase price of our newbuildings will be financed by the existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Business Overview

Ferry Operations

We currently operate 17 routes with a total fleet of 38 vessels in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland under the “Stena Line” , “Scandlines” and “HH-ferries” brand names. Our ferry operations generate revenues from: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consist primarily of cabin occupancy, retail sales, restaurants, bars, arcades, gaming and, on our Norway-Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2010, we carried a total of 10.5 million passengers, 2.2 million private cars and 1.3 million freight units on our routes. For the financial year ended December 31, 2010, our ferry operations generated revenues of SEK 9.1 billion and a gain on sale of vessels of SEK 2 million and recorded an operating loss of SEK (77) million, including depreciation and amortization expense of SEK 1.2 billion. For the year ended December 31, 2010, ferry operation revenues were generated from travel revenues (39%), onboard sales (19%) and freight/other (42%).

Pursuant to a tax subsidy system in Sweden, our ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work onboard Swedish-flagged vessels. The amount of this subsidy was SEK 383 million for the financial year ended December 31, 2010.

Business Activities

We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue for each of our business areas for the three years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31
(SEK in millions)	2008	2009	2010

Travel	3,661	3,726	3,536
Onboard sales	1,837	1,830	1,698
Freight/other	4,810	4,043	3,856
Net gain sale of assets	—	—	2

Total revenues	10,308	9,599	9,092

Set forth below is certain operating data for our ferry operations for the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31
Volumes (in thousands)	2008	2009	2010

Number of passengers	11,173	11,349	10,519
Private Cars	2,204	2,526	2,228
Freight units	1,575	1,360	1,321

Route Network

We currently operate 17 routes in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark.  We operate ferry services on three routes. We estimate that we had an approximate 23%, 13% and 42% share of the volume of passengers, private cars and freight units, respectively, transported between Sweden and Denmark for the year ended December 31, 2010.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2008	2009	2010	2008	2009	2010	2008	2009	2010

Gothenburg-Fredrikshavn	1,405	1,285	1,253	290	261	254	178	145	151
Varberg-Grena	172	163	163	43	42	42	42	38	36
Helsingborg- Helsingör(1)	3,958	3,668	4,202	677	716	887	147	142	179
HH-Ferries(2)	346	1,224	—	130	436	—	25	64	—

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

(2)	2008 volumes as from acquisition date of October 2, 2008. 2009 volumes until August 31, 2009, when the HH-Ferries vessels were chartered out to Scandlines and is now part of the partnership with Scandlines AB. Volumes are thereafter included in the numbers of Helsingborg-Helsingör.

Sweden-Germany.  We operate ferry services on three routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 40%, 45% and 22% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2010.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2008	2009	2010	2008	2009	2010	2008	2009	2010

Gothenburg-Kiel	468	427	431	89	85	79	36	28	52
Gothenburg-Travemunde(1)	5	4	3	—	—	—	80	46	39
Trelleborg-Sassnitz(2)	343	294	270	85	75	69	19	11	11
Trelleborg-Rostock(2)	152	131	146	21	21	21	74	63	78
Trelleborg-Travemunde(3)	27	28	—	—	—	—	43	49	—

(1)	The route Gothenburg-Travemünde was closed at August 31, 2010, concentrating the operations to the Gothenburg-Kiel route.

(2)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.

(3)	The Trelleborg-Travemünde route was closed in January 2010.

Norway-Denmark/Germany.  We operate ferry services on one route. We estimate that we had an approximate 11%, 8% and 11% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark/Germany for the year ended December 31, 2010. Because Norway is not part of the European Union, we continue to offer duty and tax free retail sales on this route.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2008	2009	2010	2008	2009	2010	2008	2009	2010

Oslo-Fredrikshavn	564	552	491	61	68	65	17	14	15

Sweden-Poland.  We operate ferry services on one route. We estimate that we had an approximate 39%, 26% and 22% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2010.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2008	2009	2010	2008	2009	2010	2008	2009	2010

Karlskrona-Gdynia	375	351	377	70	65	72	87	66	76

Wales/England-Republic of Ireland.  We operate ferry services on three routes. We estimate that we had an approximate 48%, 50% and 25% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales/England and the Republic of Ireland for the year ended December 31, 2010.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales/England and the Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2008	2009	2010	2008	2009	2010	2008	2009	2010

Fishguard-Rosslare	554	501	419	143	138	120	50	34	34
Holyhead-Dun Laoghaire	627	343	252	152	97	72	14	4	1
Holyhead-Dublin	445	673	804	84	161	193	162	149	155

Scotland/England-Northern Ireland.  In 2010, we operated ferry services on two routes. The route Fleetwood — Larne was closed in December 2010. We estimate that we had an approximate 52%, 47% and 26% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland/England and Northern Ireland for the year ended December 31, 2010.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2008	2009	2010	2008	2009	2010	2008	2009	2010

Stranraer-Belfast	1,104	1,109	1,084	244	244	244	108	102	94
Fleetwood-Larne(1)	58	54	51	8	8	9	138	117	98

(1)	On December 23, 2010, the route Fleetwood-Larne was closed.

In December 2010, Stena Line acquired from DFDS two routes on the Irish sea; Liverpool — Belfast and Heysham-Belfast. Since the acquisition remains subject to formal approval by the British competition authority, these routes are held separately from our other business until clearance is given.

England-The Netherlands.  We operate ferry services on three routes. We estimate that we had an approximate 25%, 26% and 17% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands for the year ended December 31, 2010.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2008	2009	2010	2008	2009	2010	2008	2009	2010

Harwich-Hook van Holland	473	469	510	96	100	100	160	138	139
Killingholme-Hook van Holland	63	51	50	—	—	—	87	78	80
Harwich-Rotterdam	35	21	15	—	—	—	107	72	81

As of March 31, 2011, our ferry fleet consisted of 35 vessels in operation and 3 vessels laid up. The table below sets forth certain information about our ferries as of March 31, 2011.

Ferry Fleet

	Number of	Average age
Type of vessel	vessels	(years)

HSS Vessels	3	14
Conventional Fast Ferry	1	14
Day Ferries	4	20
Night Ferries	2	27
RoRo Vessels	5	10
RoPax Vessels	23	18

Total	38	17

Newbuildings.  In August 2007, we ordered two RoPax vessels from Samsung Heavy Industries (“SHI”) in Korea. The first one was delivered in January 2011 and the second is scheduled for delivery during the fourth quarter 2011.

Vessel changes.  In March 2009, capacity on the Harwich-Rotterdam route was reduced when the RoPax vessel Stena Transporter was taken out of service.

In November 2009, the capacity on the Stranraer-Belfast route was increased when the RoPax vessel Stena Navigator was put into operation.

As of January 1, 2010, the RoPax vessel Götaland was chartered out to another operator who continued to operate the vessel on the Trelleborg-Travemünde route. The vessel has subsequently been sold to the operator.

During 2010, in May and October, respectively, two Superferries have been introduced on the Hoek van Holland-Harwich route, replacing Stena Hollandica and Stena Britannica. Stena Hollandica was modified and as of August 31, 2010 introduced as Stena Germanica III on the Göteborg-Kiel route. In the second quarter of 2011, Stena Britannica will also be introduced as Stena Scandinavica IV on the Göteborg-Kiel route.

During 2010, Stena Germanica was modified and as of November 4, 2010, introduced as Stena Vision on the Karlskrona-Gdynia route. Stena Scandinavia will also be modified and renamed Stena Spirit, to be introduced on the Karlskrona-Gdynia route in the second quarter of 2011.

As of August 31, 2010, the route Göteborg-Travemünde was closed. Stena Carrier was moved to Rotterdam-Harwich. Stena Freighter was temporarily moved to Göteborg-Kiel, but will during 2011 also be moved to Rotterdam-Harwich. The two vessels Stena Transfer and Stena Partner have both been taken out of operation on Rotterdam-Harwich and have been sold.

On the Hoek van Holland-Killingholme route, Stena Trader was taken out of operation as of September 6, 2010, and Stena Traveller as of November 30, 2010. Awaiting new tonnage to be delivered during 2011, two replacement ships have temporarily been chartered in for the route.

As of December 23, 2010, the Fleetwood-Larne route was closed. The three ships operating on the route, Stena Seafarer, Stena Leader and Stena Pioneer, have been laid up awaiting recycling.

Recent acquisitions and sales

In June 2009, Stena Line sold the RoRo vessel Stena Transporter, which was taken out of operation on the Rotterdam-Harwich route as of March 1, 2009.

In September 2009, Stena Line exercised an option to acquire the formerly leased RoPax vessel Seafrance Manet, subsequently renamed Stena Navigator. The vessel was put into operation on the Stranraer-Belfast route in November, 2009.

In December 2009, Stena Line exercised its option to acquire the formerly leased RoPax vessel Skåne, operating on our Trelleborg-Rostock route.

In September 2010, we sold the RoPax vessel Götaland, which had been chartered out during 2010.

In September and December 2010, respectively, we sold the RoRo vessels Stena Transfer and Stena Partner which had been taken out of operation on the Rotterdam-Harwich route.

In December 2010, Stena Line acquired from DFDS two routes on the Irish sea: Liverpool-Belfast and Heysham-Belfast. Since the acquisition remains subject to formal approval by the British competition authority, they are being held separately from our other business until clearance is given.

In December 2010, Stena Line entered into a slot charter agreement with DFDS on the Esbjerg-Harwich and Esbjerg-Immingham routes. As a result, starting from January 2011 Stena Line can also offer freight service between Denmark and the UK.

As of January 1, 2011, Stena Line had acquired a Danish travel agency DTF (Dansk Total Ferie), a market leading travel agency for vacations by car in Denmark.

January 18, 2011, Stena Transporter, a new built RoPax vessel, was delivered from SHI in Korea. Stena Transporter is the first vessel of two ordered from SHI. The vessel is now in operation on our route Hoek van Holland — Killingholme.

Sales and Marketing

Passengers and cars.  Our travel service targets our marketing efforts to three groups: individual travellers, bus operators and business travellers. The travel products and services we offer consist of day trips, package trips (ferry ticket plus shore based arrangements), cruises (ferry tickets used primarily for onboard activities) and transport (only the ferry ticket). We also offer conference services and other business related services to our business travel customers.

Our sales organization is divided into national sales offices in each of the countries where we have ferry operations and is responsible for sales and reservations, sales training and route coordination. Telephone reservations are centralized at one call center in each country. Products are sold directly to consumers and through travel agents with whom we maintain various arrangements, including direct booking access. Individual customer bookings can also be made by internet, telephone, e-mail, mail, fax and directly at each of our ferry terminals.

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

Other Properties

Ports.  We own two ports: Holyhead and Stranraer, located in England and Scotland, respectively. We also own land along the quay in Hook van Holland, The Netherlands, enabling us to control our port area at Hook van Holland. In addition, we own 50% of the capital stock of a company owning the ports of Rosslare and Fishguard. We operate the latter. In the case of our other routes, we use port facilities owned by third parties and pay applicable port and harbor fees.

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland-Northern Ireland route. The construction work at Loch Ryan Port is scheduled for completion in October 2011. A Harbor Empowerment Order (HEO) to allow the creation of the new port has been granted by the Scottish government.

In July 2010, we acquired 51% of the shares in a company owning the port Verkö in Karlskrona in the south of Sweden, from which we operate our Karlskrona — Gdynia route.

Hotels.  We own one hotel in Denmark, which is marketed as part of tour packages. We have an agreement with Scandic Hotels to operate and work with us in relation to the marketing of the hotel.

Offshore Drilling

We currently own and operate two third generation and two fifth generation semi-submersible drilling rigs and three sixth generation ultra-deepwater drillships. We also have one enhanced ice-classed ultra-deepwater drillship, Stena DrillMAX ICE, on order from SHI and scheduled for delivery in the first quarter of 2012. We believe our quality of service, excellent safety record and fleet provide us with a significant competitive advantage. For the year ended

December 31, 2010, our drilling operations generated revenues of SEK 7.8 billion and operating income of SEK 2.3 billion, including depreciation and amortization expenses of SEK 2.1 billion.

The table below sets forth selected information with respect to our drilling units as of December 31, 2010.

Drilling Rig Fleet

				Maximum
				Water
Drilling Rig/Drillship	Generation		Year Built	Depth (Ft.)	Class

Stena Clyde	3rd	(1)	1976	1,640	DNV
Stena Spey	3rd		1983	1,500	DNV
Stena Tay	5th		1999	8,100	DNV
Stena Don	5th		2001	1,640	DNV
Stena DrillMAX	6th		2007	10,000	DNV
Stena Carron	6th		2008	10,000	DNV
Stena Forth	6th		2009	10,000	DNV

(1)	Upgraded 2nd generation semi-submersible.

Our offshore drilling headquarters are in Aberdeen, Scotland with offices in Norway, Luxembourg, Cyprus and Hungary. We also have base offices in Australia, Norway, Nigeria, Egypt, the United States and Brazil. All of the drilling units are equipped to drill high pressure wells. As of December 31, 2010, the average age of our owned fleet was approximately 13 years.

For the five years ended December 31, 2010, our average drilling unit utilization rate was approximately 91%. The table below sets forth the average utilization rates for our drilling units for each of the past five years.

Drilling Unit Utilization

	2006	2007	2008	2009	2010

Total vessel days available	1,825	1,825	2,328	2,405	2,555
Vessel days utilized	1,683	1,714	2,171	2,106	2,207
Vessel utilization (percentage)	92.2	93.9	93.3	87.6	86.4

Offhire days planned	102	47	104	224	196
Offhire days planned (percentage)	5.6	2.6	4.5	9.3	7.7
Unutilized days	40	64	53	75	152
Unutilized days (percentage)	2.2	3.5	2.2	3.1	5.9
Average daily rates in	$241,000	329,000	404,000	470,000	406,035

The table below sets forth selected information with respect to the drilling contracts for our drilling units in operation as of March 31, 2011.

Rig/Drillship	Customer	Expected Contract Expiration Date

Stena Clyde	Apache	April 2011
Stena Clyde	Santos	October 2011 (plus one option well)
Stena Don	Statoil	November 2013
Stena Tay	Total	August 2011
Stena Spey	Chevron	June 2011 (plus two option wells)
Stena DrillMAX	Repsol	December 2011 (plus a one-year option)
Stena Carron	Chevron	November 2013 (plus one three-year option)
Stena Forth	Hess	August 2014

The contracts for our drilling units typically provide for compensation on a “day rate” basis, under which we receive a fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. As at March 31, 2011, the daily charter rates for our drilling rigs were as follows: Stena Clyde: $450,000; Stena Spey: $225,000; Stena Tay: $415,000 to $465,000, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs; Stena Don: $399,000; Stena DrillMAX: $442,000 to $492,000, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs, Stena Carron: $430,000, excluding dayrate adjustment related to changes in operating costs, and Stena Forth: $498,500 to $538,500, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs.

Newbuildings.  We have ordered four DrillMAX drillships. One was delivered in December 2007, two were delivered in August 2008 and August 2009, respectively, and the fourth, the enhanced ice-classed ultra-deepwater drillship Stena DrillMAX ICE, is scheduled for delivery in the first quarter of 2012. Stena DrillMAX ICE has not yet been contracted.

Our DrillMAX drillships can move more quickly between drilling locations than semi-submersible rigs and include a second mast that enables them to perform exploration and development work more efficiently.

Recent developments.  In March 2011, the drilling rig Stena Tay was sold subject to certain conditions being met, with expected delivery in the fourth quarter 2011.

Competition.  The offshore drilling rig market is highly cyclical and competitive, reflecting the historic oversupply of offshore drilling rigs and the ability of operators to move rigs from areas of low utilization and low day rates to areas of greater activity and relatively higher day rates. Although drilling contracts are generally awarded on a competitive bid basis with price competition as the primary factor, contracts for drilling projects are also being negotiated directly between an oil company and its preferred contractor with suitability of equipment, quality of service, safety, and price being significant factors in awarding contracts.

Shipping

Our shipping operations consist of the ownership and chartering of crude oil and petroleum product tankers and Roll-on/Roll-off vessels. To support these activities, we are also engaged in the design, purchase, sale, management and crewing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and bareboat charters and upon completion with respect to charters on the spot market. For the financial year ended December 31, 2010, our shipping operations generated revenues of SEK 2.7 billion but recorded a loss of SEK 425 million, including depreciation and amortization expenses of SEK 221 million.

Crude oil and petroleum product transportation

We own, charter in and provide commercial management services for crude oil and product tankers. As of March 31, 2011, we owned three product tankers, leased two product tankers pursuant to long-term finance leases and we also had a 50% interest in one crude oil tanker and four shuttle tankers. We also have three Suezmax tankers on order from SHI scheduled for delivery in the third and fourth quarters of 2011 and first quarter 2013. Through our 35% stake in Paradise Tankers we have an interest in three Panamax tankers and one Dry Cargo Panamax. All our owned and finance leased tankers are double hulled. As of March 31, 2011, we also chartered in 28 Product, Aframax, Panamax and Suezmax tankers.

As of March 31, 2011, the average period of the charter contracts for the 28 chartered in tankers was 12 months. Of these tankers, 2 were chartered out for an average period of 60 months. The other 26 tankers are currently trading on the spot market and are partly covered by contracts of affreightment (CoA).

Our customers are generally large international oil companies, members of OPEC and shipping companies. Our customers include BP plc, Chevron Corporation, ConocoPhillips, the Royal Dutch/Shell Group of Companies, Neste Oil and Total.

We have an allocation agreement with Concordia, pursuant to which Concordia may elect to participate fully or partially in crude oil and petroleum product tanker and bulk cargo vessel opportunities identified by us.

The table below sets forth certain information with respect to our owned and finance leased tankers as of March 31, 2011.

Owned and finance leased tankers

	Year			Type of	Current charter
Tankers	Built	Type	DWT	charter	expiration date

Stena Conquest(1)	2003	Product	47,400	Spot	n/a
Stena Conqueror(1)	2003	Product	47,400	Spot	n/a
Stena Concert(1)	2004	Product	47,400	Spot	n/a
Stena Caribbean(2)	2002	Product	9,996	Time	July 2011
Stena Calypso(2)	2002	Product	9,996	Time	January 2013
Stena Arctica(3)	2005	Ice Aframax	117,099	Time	December 2016
Nordic Rio(4)	2004	Shuttle	152,000	Bareboat	July 2017
Stena Alexita(4)	1998	Shuttle	127,535	Time	November 2011
Stena Natalita(4)	2001	Shuttle	108,073	Time	February 2012
Navion Gothenburg(4)	2007	Shuttle	152,000	Bareboat	July 2020

(1)	Owned tankers

(2)	Tankers held pursuant to a long-term finance lease.

(3)	Our interest is through a 50/50 joint venture with Neste Oil Oyj.

(4)	Our interest in these tankers is through two 50/50 joint ventures with TeeKay.

In addition, in 2006, we commenced 8.5-year long-term bareboat charter agreements (with an option to extend the charter for 1.5 years) with Argo Shipping International Corp. to charter in Stena Atlantica and Stena Antarctica, two ice-class Aframax tankers that had been delivered from the shipyard earlier that year.

The table below sets forth our owned and finance leased tanker sales and purchases on an annual basis for the past five years.

Tankers sales and purchases

	2006		2007		2008		2009		2010

Fleet as of January 1	8	(1)	6	(3)	8	(4)	12	(4)	10	(4)
Newbuildings delivered/vessels bought	2		3	(2)	6		—		—
Vessels sold	4	(2)	1		2		2		—
Fleet as of December 31	6	(3)	8	(4)	12	(4)	10	(4)	10	(4)

(1)	Includes three vessels in which we have a 50% interest.

(2)	Includes one vessel in which we have a 50% interest.

(3)	Includes four vessels in which we have a 50% interest.

(4)	Includes five vessels in which we have a 50% interest.

Recent acquisitions and sales.

In December 2009, we ordered two Suezmaxes from SHI for an estimated total aggregate investment of $140 million. The vessels are scheduled for delivery in the third and fourth quarters 2011.

In May 2010, we ordered one additional Suezmax from SHI for a total investment of $70 million, for delivery in the first quarter 2013.

Chartering activities.  As of March 31, 2011, 26 of our 28 chartered in tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a charter on the spot market or under contracts of affreightment, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance, as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. As of March 31, 2011, the total number of vessels on contracts of affreightment amounted to four. As of March 31, 2011, two of our chartered in tankers were on time charter contracts with remaining periods ranging up to 4 years.

From January 1, 2011 until March 31, 2011, spot market rates have ranged from $7,000 to $55,000 per day for Aframax tankers, $5,000 to $22,000 per day for Panamax tankers, $3,000 to $17,000 per day for Product tankers and $8,000 to $30,000 for Suezmax tankers. Spot market rates as of March 31, 2011, were $17,000 for Aframax tankers, $15,000 for Panamax tankers, $17,000 for Product tankers and $19,000 for Suezmax tankers.

On March 25, 2011 Stena Bulk signed a joint venture agreement with Dannebrog Rederi A/S with respect to its 50% interest in Stena Weco A/S. The joint venture will charter and operate a fleet of 30-40 handy and medium range product tankers.

Pooling arrangements.  In March 2005, we entered into a Suezmax pooling agreement with Sonangol Shipping (Sonangol Shipping Girassol Ltd, Sonangol Shipping Luanda Ltd, and Sonangol Shipping Kizomba Ltd) in Angola. The revenues from the pool are split between the pool members in proportion to the number of tankers each delivered to the pool. The pool has been in operation since July 2005.

For the five years ended December 31, 2010, our average tanker utilization rate was approximately 99%.

The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	2006	2007	2008	2009	2010

Total tanker days available(1)	15,851	15,550	15,826	11,054	11,065
Tanker days utilized	15,520	15,389	15,537	10,907	10,943
Tanker utilization (percentage)	97.9	99.0	98.1	98.7	98.9
Offhire days planned(2)	228	97	229	116	75
Offhire days planned (percentage)	1.5	0.6	1.4	1.0	0.7
Unutilized days	103	64	60	31	47
Unutilized days (percentage)	0.6	0.4	0.4	0.3	0.4

(1)	Total tanker days are determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)	Due to planned dry-dockings.

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

Roll-on/Roll-off Vessel Operations

Roll-on/Roll-off vessels permit trucks, freight trailers, buses, cars, and, to a certain extent, containers on chassis to drive directly onto and off the ship. Our Roll-on/Roll-off vessel operations are divided into RoPax vessels, which carry trucks, freight trailers, buses and cars and provide accommodations for passengers; and RoRo vessels, which carry predominantly freight trailers and only a limited number of passengers.

Over the past five years, the fleet size within our Roll-on/Roll-off operations has ranged from six to ten vessels. As of March 31, 2011 we owned five RoRo vessels and four RoPax vessels. We also chartered in one RoPax vessel.

For the five years ended December 31, 2010, our average Roll-on/Roll-off vessel utilization rate was approximately 98%. The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	2006	2007	2008	2009	2010

Total vessel days available(1)	3,135	3,152	2,641	2,920	2,929
Vessel days utilized(2)	3,070	3,101	2,593	2,905	2,849
Vessel utilization (percentage)(2)	97.9	98.4	98.2	99.5	97.25
Offhire days(3)	50	41	23	13	59
Offhire days (percentage)	1.6	1.3	0.9	0.4	2.0
Unutilized days	15	10	25	2	16
Unutilized days (percentage)	0.5	0.3	0.9	0.1	0.5

(1)	Total vessel days are determined by aggregating the number of days in each year we owned, chartered in or leased such vessels (hence variation in fleet size affects total number of days available).

(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.

(3)	Due to planned dry-dockings.

The customers for our Roll-on/Roll-off vessels consist primarily of operators in the international freight and passenger transportation business. Because we frequently purchase and sell our Roll-on/Roll-off vessels, and because our customers charter specific vessels to suit their particular needs, our customer base varies with changes in our fleet.

Chartering activities.  Our strategy is to charter out our Roll-on/Roll-off vessels on either long-term time charters or bareboat charters. We seek operationally experienced and financially stable customers to charter our Roll-on/Roll-off vessels. In the case of time charters, we provide the crew, technical management and insurance coverage. In the case of bareboat charters, the charterer provides the fuel, crew, insurance and daily maintenance of the vessel. Bareboat charters also provide us with the right to inspect our vessels on a periodic basis.

The tables below set forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off and RoPax vessels, as of March 31, 2011.

RoRo Vessels

Current charter
Vessel	Type of charter	expiration date

Mont Ventoux	Time	November 2011
Stena Foreteller	Time	December 2011
Ark Forwarder	Time	February 2012
Stena Forecaster	Time	September 2012
Stena Forerunner	Time	October 2012

RoPax Vessels

Current charter
Vessel	Type of charter	expiration date

Baltic Amber	Time	May 2011
Stena Challenger(1)	Bareboat	June 2013
Blue Puttees (formerly Stena Trader)	Bareboat	December 2015
Highlanders (formerly Stena Traveller)	Bareboat	February 2016
Seatrade (formerly Stena Seatrader)	Bareboat	September 2013

(1)	Chartered in vessel.

Blue Puttees (formerly Stena Trader) and Highlanders (formerly Stena Traveller) were delivered to the Canadian company Marine Atlantic Inc in November 2010 and February 2011, respectively. Both Blue Puttees and Highlanders have been rebuilt to increase passenger capacity. Blue Puttees and Highlanders are operating in Canada between North Sydney, Nova Scotia and Port aux Basque, Newfoundland on a charter for a minimum of five years.

In April 2011, we acquired the RoRo vessel Dublin Seaways.

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

Vessel Sales and Purchases Roll-on/Roll-off Operations

	2006	2007	2008	2009	2010

Fleet as of January 1	8	7	8	9	8
Newbuildings delivered	—	—	—	—	—
Vessels purchased	—	1	1	—	—
Vessels sold	1	1	1	1	1
Transfer from Ferry Operations	—	1	1	—	2
Fleet as of December 31	7	8	9	8	9
Net gain on sale of vessels (SEK in millions)	219	100	33	148	—

Recent acquisitions and sales.  In June 2009, we sold the HSS vessel Stena Discovery. In March 2008, Stena Shipper was sold to a company in which Stena held 50% of the shares and renamed Crowley Shipper. Stena sold its 50% ownership in the company in June 2010, and a net gain of SEK 19 million was recognised in the Income Statement for 2010.

In the fourth quarter of 2010, the two RoPax vessels Stena Trader (renamed Blue Puttes) and Stena Traveller (renamed Highlanders) were transferred from Ferry Operations to Roll-on/Roll-off Operations.

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

Ship management

As part of our ongoing commitment to maintaining a high quality fleet and efficient operations, we own and operate a ship management company, Northern Marine Management Ltd (NMM), which provides ship management services from offices in Glasgow, St. Petersburg, Aberdeen, Gothenburg, Houston, Singapore, Manila and Mumbai. Ship management includes crewing, inventory control, maintenance, site supervision and technical management.

As of December 31, 2010, NMM provided services for approximately 100 vessels and approximately 6,600 seafarers for us, Concordia Maritime, Chevron, Technip, and several other third parties.

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

Real estate

General.  We are involved in the acquisition, selling, construction, refurbishment and management of residential and commercial properties. In the financial year ended December 31, 2010, our real estate operations, generated revenues of SEK 2.4 billion and operating income of SEK 1.9 billion, including net gain on sale of properties of SEK 187 million and net valuation of investment properties of SEK 424 million. After the Group’s adoption of IFRS accounting principles effective January 1, 2007, no depreciation is charged to our real estate operations as the properties are held at market value. Substantially all our real estate operations are conducted through our unrestricted subsidiaries. As of December 31, 2010, our real estate portfolio consisted of two segments: 275 leasehold and freehold properties in Sweden; and 53 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg, France, U.S. and Hungary. The occupancy rates for our residential properties were 99% and for the commercial properties 84%, based on square meters, for the year ended December 31, 2010. The majority (87%) of our rental income comes from our properties in Sweden; the majority of our remaining rental income is from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Malmo, Stockholm, Uppsala (Sweden), Amsterdam (The Netherlands) and Sophia Antipolis (France). We also manage properties owned by the Olsson family. As of December 31, 2010, our management estimated, based on external and internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 24 billion, which equals the book value of these properties.

Each of our real estate subsidiaries finances its acquisitions of property with equity contributions and individual mortgages from various commercial and mortgage banks, which are non-recourse to Stena AB and the Restricted Group.

Swedish properties.  Our real estate portfolio in Sweden as of December 31, 2010, consisted of 275 residential and commercial properties totalling approximately 1.8 million square meters.

As of December 31, 2010, our residential properties consisted primarily of multi-family rental properties (approximately 20,700 units) that, in terms of square meters, comprise approximately 79% of our properties in Sweden or approximately 1.4 million square meters. Our commercial properties in Sweden consist mainly of office buildings and comprise the remaining 21% of our property portfolio or approximately 400,000 square meters. The occupancy rates for our Swedish properties, based on square meters, were 96% for each of the years ended December 31, 2009 and December 31, 2010.

Of our Swedish properties, 41 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 60 year period with a right of renewal every 40 years. Rent is renegotiated after the first 20 years and every 10 years thereafter. In 2010 three properties were acquired for a total amount of SEK 29 million. In 2010, investments in new constructions, particularly in Stockholm and Gothenburg, amounted to SEK 165 million and investments in existing properties amounted to SEK 257 million. In 2010, disposals amounted to SEK 802 million.

As of March 31, 2011, one property has been sold in 2011 for an amount of SEK 85 million.

International.  As of December 31, 2010, our properties outside Sweden consisted of 53 commercial properties, 40 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg, France, the U.S. and Hungary. Our non-Swedish properties total approximately 242,000 square meters. The occupancy rates for our non-Swedish properties, based on square meters, as of December 31, 2009 and December 31, 2010, were 88% and 85%, respectively.

We also invest indirectly in real estate. We hold a 20.8% stake in the Acre Fund, which is majority owned by Schiphol Airport. The Acre Fund owns approximately 192,000 square meters of office and warehouse space at the Schiphol Airport. External bank financing is in place for 28.7% of our total investment.

As of December 31, 2010, we had invested a total of €37 million in a fund, managed by ING, for development of residential complexes in China. As of March 31, 2011 our stake in the fund amounted to 11.25%. As of December 31, 2010, approximately 72% of our investment had been repaid as a number of projects had come to maturity.

Since 2007, we have held a stake in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in The Netherlands. 80% of the offices are located in four major Dutch cities and includes the World Trade Center in Amsterdam and the head office of Nationale Nederlanden, The Netherlands’ tallest building, in Rotterdam. As of March 31, 2011 our stake in the fund amounted to 4.78%. Bank financing is in place for 47.5% of our investment.

During 2010, no properties were acquired or disposed in the non-Swedish property portfolio. In 2010, investments in existing properties amounted to €7.7 million related to renovations, upgrades and energy saving installations.

Property management.  In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 5% of the rents collected with respect to such properties. Such fee aggregated to SEK 13 million and 14 million for each of the years ended December 31, 2009 and December 31, 2010, respectively.

New Businesses Adactum

General.  Through our unrestricted subsidiary Adactum, we make long-term investments in listed as well as private companies in new businesses outside of our traditional lines of business. Our objective is to create value in industries outside of our core business by building strong, profitable companies that can create platforms for new business opportunities within the group. We contribute mainly capital and active ownership to these businesses. In the year ended December 31, 2010, Adactum generated revenues of SEK 4.6 billion and operating income of SEK 210 million, which includes depreciation and amortization expenses of SEK 215 million. As of December 31, 2010, Adactum had direct investments in five private companies, of which three are wholly owned and one is 96% owned, and held significant ownership interests in two listed companies. Adactum’s investments are financed through equity contributions and debt that is non-recourse to Stena AB and the Restricted Group.

Investments in private companies.  In April 2004, Adactum acquired Blomsterlandet AB (“Blomsterlandet”) through which we have created a chain of retailers for gardening products with one of Sweden’s most extensive range of indoor and outdoor plants. Since our acquisition, the number of garden centers in Sweden has increased from 18 to 41. Revenue of Blomsterlandet increased in the year ended December 31, 2010, to SEK 1,081 million, representing an increase of 1% compared to SEK 1,076 million for the year ended December 31, 2009.

In June 2005, Adactum acquired Envac AB (“Envac”), which operates automated household and municipal waste collection systems with activities in more than 30 countries. Envac has grown extensively over the past year, particularly in the Asian and Middle East market. The company has entered into new markets by establishing offices in Brazil and Canada. Revenue in Envac for the year ended December 31, 2010, was SEK 1,215 million, representing a decrease of 9% compared to SEK 1,328 million in the year ended December 31, 2009.

In December 2005, we ordered five wind power systems (windmills) for a total investment of SEK 140 million. In January 2007 through our subsidiary Stena Renewable AB (“Stena Renewable”), we commenced operation of one of Sweden’s largest land-based wind power generating plant, near Ludvika, Sweden. In November 2007, we acquired an additional twelve wind power systems (installed at the same location) for approximately SEK 340 million.

Operations of these new systems commenced in the fourth quarter of 2008. In April 2010, Stena Renewable acquired a company with five new wind power systems near Härnösand, Sweden, for a price of SEK 56 million. Revenue in Stena Renewable for the year ended December 31, 2010, was SEK 85 million, representing an increase of 15% compared to SEK 74 million for the year ended December 31, 2009.

In June 2007, Adactum acquired a 45% interest in MediaTec Group (“MediaTec”) for a total investment of approximately SEK 340 million. MediaTec is one of Europe’s largest groups in the media technology industry. The business areas within MediaTec are Broadcast and Solutions. Revenue in MediaTec increased by 10% in the year ended December 31, 2010, to SEK 889 million compared to SEK 811 million for the year ended December 31, 2009. As of March 31, 2011 Adactum held a 42.7% stake in MediaTec.

As of December 31, 2007, Adactum held 29% of the shares in Ballingslöv International AB (publ) (“Ballingslöv”), a company listed on the Stockholm stock exchange that operates in the manufacturing of kitchens, bathrooms and storage units. By July 2008, we had acquired an additional 51% of the shares through a takeover bid for a price of SEK 1.0 billion. As a result thereof, Ballingslöv became a subsidiary of Adactum as of the third quarter of 2008 and was subsequently de-listed. In December 2010, we acquired an additional 16% of the shares. Our aggregate investment of SEK 1.5 billion represented 96% of the shares as of December 31, 2010. We have since acquired an additional 3% of Ballingslöv, and as of March 31, 2011, we owned 99% of the company. A redemption process for the remaining shares is in progress. Revenue in Ballingslöv decreased in the year ended December 31, 2010, to SEK 2,249 million, representing a decrease of 3% compared to SEK 2,317 million for the year ended December 31, 2009.

In October 2007, Adactum acquired 10% of the shares in SentoClone AB (“SentoClone”) for a price of SEK 55 million. In November 2008, Adactum acquired an additional 9% of the shares for a price of SEK 65 million. SentoClone is a Life Science research company focusing on the development and marketing of a method for treating cancer based on the utilization of the patient’s immune system. The shares were divested during 2010 at a loss of SEK 120 million.

Investments in listed companies.  Our listed holdings held through Adactum in Gunnebo AB (publ) (“Gunnebo”) (developer of security products and systems) and Midsona AB (publ) (“Midsona”) (manufacturer of health and beauty products) had a total market value of SEK 1.1 billion as of December 31, 2010. During 2009, additional investments were made in Gunnebo of SEK 133 million and in Midsona of SEK 30 million, in connection with new share issues in these companies.

In September 2008, Adactum sold its 14% stake in Gunnebo Industrier AB (publ) (“Gunnebo Industrier”) (manufacturer of chain/lifting components and fastening systems), realizing a net gain of SEK 158 million.

Investment activities

We maintain an investment portfolio of marketable securities and other short-term investments. As of December 31, 2010, the fair value of these investments (including restricted cash of SEK 3.7 billion) amounted to SEK 8.3 billion, as compared to SEK 5.9 billion (including restricted cash of SEK 3.3 billion) as of December 31, 2009. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and bonds.

We have also invested in SPEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. As of December 31, 2010, total assets of these SPEs amounted to SEK 6.2 billion, which was financed in part by U.S. dollar-denominated notes issued by the SPEs in an aggregate amount of SEK 5.1 billion. These SPE’s are consolidated in the Group financial statements.

In addition to our hedging arrangements, we actively trade in currencies and to a lesser extent in interest rates. As of December 31, 2010, the notional amounts of such instruments were SEK 702 million as compared to SEK 332 million as of December 31, 2009.

The net gain on our portfolio of debt and equity securities and investment in SPEs, together with dividends received and the results from our currency and interest rate trading activities, for the years ended December 31, 2008, 2009 and 2010, amounted to a gain of SEK 1.4 billion, a gain of SEK 0.3 billion and a gain of SEK 0.6 billion, respectively. We seek to maintain an investment portfolio that is well diversified with regards to asset classes and geographical markets to balance our exposure to various risks, and have established a series of procedures and limits designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

The aggregate appraised value of our owned and finance leased vessels and drilling rigs, as of December 31, 2010, was approximately SEK 37.8 billion as compared with the net book value as of December 31, 2010, of SEK 28.8 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

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

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2010:

Name of Company	Domicile	Percentage Owned

Stena Fastigheter AB	Sweden	100%
Stena Line Scandinavia AB	Sweden	100%
Stena Adactum AB	Sweden	100%
Stena Bulk AB	Sweden	100%
Stena Rederi AB	Sweden	100%
Stena International S.ár.l.	Luxembourg	100%
Stena Holland BV	The Netherlands	100%
Stena Realty BV	The Netherlands	100%
Stena Line Holding BV	The Netherlands	100%
Stena Maritime AG	Switzerland	100%

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

Adjustments to the limits of liability are scheduled for 2012 and every three years thereafter, based on increases in the U.S. Consumer Price Index (CPI). These limits of liability do not apply if the incident was proximately caused by a violation of applicable United States Federal safety, construction or operating regulations or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities.

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

National Pollutant Discharge Elimination System (“NPDES”).  Commercial vessels operating in U.S. waters need to have an NPDES Vessel General Permit (“VGP”) for discharges to the water. The discharges eligible for coverage under the permit are routine discharges to the normal operation of a vessel. Examples of routine discharges to normal operation include deck runoff from routine deck cleaning & rain water, gray water discharges, bilge water from properly functioning oily water separators, and ballast water. Our vessels calling to U.S. ports have NPDES VGP permits.

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

Annex VI of MARPOL entered into force on May 19, 2005 and subsequent amendments entered into force on July 1, 2010. This annex sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. The sulphur content of fuel oil is today limited to 4.5% m/m globally with a decided global reduction to 3.5% by 2012 and a global reduction to 0.5% by 2020 or, subject a review in 2018, possibly deferred to 2025. Annex VI also contains provisions allowing for special SOx Emission Control Areas (“Sox ECAs”) to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used onboard ships must not exceed 1.0% until 2014. From 2015, the level is further lowered to 0.1% within Sox ECAs. The additional cost of fuel to comply with the 0.1% regulation (2015) will be significant and for shipping operators in competition with land based transport alternatives, the regulation may adversely affect transported freight volumes. Annex VI also sets limits on emissions of nitrogen oxides (NOx) from diesel engines and prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons (CFCs). Annex VI also prohibits the incineration onboard ship of certain products, such as contaminated packaging materials and polychlorinated biphenyls (PCBs). Our fleet is in compliance with these new requirements.

EU Directive 2005/33/EC amends the Directive 1999/32/EC as regards the sulphur content of marine fuels and entered into force on July 6, 2005. The IMO regulations on sulphur content in marine fuels under MARPOL Annex VI have, to some extent, made Directive 2005/33/EC redundant, with some notable exceptions as to the requirement on sulphur content when at berth in a EU port. The EU Directive is currently (2011) undergoing a revision, which is planned to be presented during 2011-2012.

International Convention for the Control and Management of Ships Ballast Water and Sediments (IMO 2004), includes technical standards and requirements which should be implemented in accordance to a time schedule. All new and existing ships will have to install ballast water treatment systems before 2016.

We expect that the ratification criteria for the IMO requirements will be met during 2011 and that the requirements will consequently enter into force during 2012.

ICLL.  ICLL, which entered into force on July 21, 1968, establishes principles and rules concerning the limits to which ships may be loaded for international voyages. The provisions take into account the potential for hazards in different maritime regions and seasonal operating conditions, and designate how, where and when assigned load lines are to be marked on each ship. Generally, the ICLL applies to all ships that are greater than 24 meters (79 feet) in length (for ships built since 1966) or greater than 150 tons gross, unless otherwise exempted by the terms of ICLL. Currently each of our ferries, freight vessels, and tankers to which the ICLL is applicable, are operating under an International Load Line Certificate demonstrating that the vessel has been surveyed and marked in accordance with ICLL within the past five years.

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

The Athens Convention and the limits have been substantially altered and increased by the 2002 Protocol to the Athens Convention. The carrier is now strictly liable for the death or personal injury to a passenger with limited defenses if the carrier can prove that the incident resulted from an act of war, hostilities, civil war, insurrection or a natural phenomena of an exceptional, inevitable and irresistible character or thoroughly caused by an act of omission done with intent to cause the incident by a third party. However, if the incident occurred as a result of the fault or neglect of the carrier then the limit is increased from approximately $390,000 per passenger on each distinct occasion to approximately $623,000 per passenger (exact amounts are determined by the applicable daily conversion rate of USD to Special Drawing Rights (SDRs), the unit of account used for liability under the Athens Convention), provided that if the carrier is responsible for an act or omission with intent to cause damage or recklessly and with knowledge that damage would result, then the right to the limit is lost. A scheme of compulsory insurance has been introduced by the Athens Convention to ensure that the carrier can meet these potential liabilities.

HNS Convention.  The International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by sea 1996 (“HNS”) has been superseded by the 2010 Protocol thereto (the “2010 HNS Convention”), which was adopted in April 2010 and will enter into force following ratification by at least twelve states. The liability aspects of the 2010 HNS Convention are based on the CLC by establishing a regime of strict liability and the registered shipowner’s right to limit liability. However, the 2010 HNS Convention goes further than the CLC in that it covers not only pollution damage, but also the risks of fire and explosion including loss of life or personal injury as well as loss or damage to property. The present limits of liability to shipowners are between 100 million and 115 million Special Drawing Rights (approximately $160 million and $183 million, respectively), after which a fund, financed by shipowners, provides compensation up to a limit of 250 million Special Drawing Rights (approximately $400 million).

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

General

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” section of Item 3 and our Consolidated Financial Statements and the Notes thereto. Our Consolidated Financial Statements as of December 31, 2008, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010, have been prepared in accordance with IFRS as issued by the IASB.

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

Significant events

Ferry operations

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland-Northern Ireland route. The Construction work at Loch Ryan Port is expected to be completed in October 2011.

Our two new Superferries, named Stena Hollandica and Stena Britannica, were delivered in 2010 and commenced operation on the Hoek van Holland — Harwich route. The former vessels on that route were renamed Stena Germanica III and Stena Scandinavica IV and have been moved to the Gothenburg — Kiel route. The vessels previously operating this route are being transferred to the Karlskrona — Gdynia route and have been renamed Stena Vision and Stena Spirit. All vessels transferred have undergone extensive renovations.

In July 2010, Stena Line acquired 51% of a port in Karlskrona in southern Sweden, for a cash price of SEK 128 million.

In August 2010, the Gothenburg-Travemünde route was closed as a result of the increased freight capacity of the new vessels on the Gothenburg — Kiel route.

In December 2010, Stena Line acquired from DFDS two routes on the Irish sea: Liverpool — Belfast and Heysham-Belfast. Since the acquisition remains subject to formal approval by the British competition authority, they are being held separatly from our other business until clearance is given.

During 2010, three vessels were sold: Stena Götaland (Trelleborg-Travemünde), Stena Transfer and Stena Partner (Rotterdam-Harwich) with a total capital gain of SEK 2 million.

Offshore Drilling

New charter contracts have been entered into for the drilling units Stena Don, Stena Clyde and Stena Spey whereby the units are contracted until the fourth quarter of 2013, the fourth quarter of 2011 and the second quarter of 2011, respectively.

All drilling rigs/vessels operate with a very high utilization rate, an average of 96%, with two units attaining 100% operational performance.

After the BP Macondo/Deepwater Horizon incident in the Mexican Gulf, Stena Drilling conducted a voluntary comprehensive review of all their existing processes, personnel and competence to ensure that the internal processes are working and to minimize the risk of incidents.

Shipping

Crude oil and petroleum product transportation

In May 2010, a third Suezmax vessel was ordered from SHI for delivery in 2013. The first two vessels ordered during 2009 will be delivered in 2011. The tankers will be part of our Suezmaxpool with Songangol.

Roll-on/Roll-off Vessel Operations

Stena RoRo has reached an agreement with Marine Atlantic to charter Stena Trader and Stena Traveller for five years with the right to extend the agreement for two five-year periods. Marine Atlantic is a Canadian state owned Corporation and is responsible for the ferry crossing between Nova Scotia and Newfoundland. The vessels have been customized according to Marine Atlantic’s requirements. Marine Atlantic also has the right to purchase the vessels. The first vessel Blue Puttees (formerly Stena Trader) was delivered in December 2010 and the second vessel Highlanders (formerly Stena Traveller) was delivered in February 2011.

In June 2010, we sold our 50% in the joint venture Crowley Shipping, which resulted in a net gain of SEK 19 million.

In June 2010, Stena RoRo purchased the previously leased vessel Borja, and the vessel was renamed Baltic Amber.

Real Estate

During the fourth quarter 2010, the property portfolio in Halmstad and a larger real estate in Stockholm were sold for net profit of SEK 187 million.

New Businesses Adactum

Stena Renewable acquired five new wind power systems near Härnösand, Sweden, for a cash price of SEK 56 million.

Stena Adactum acquired an additional 16% of Ballingslöv during 2010 and its stake as of December 31, 2010, was 96%. Stena Adactum has acquired an additional 3% of Ballingslöv during the first quarter of 2011 and its stake as of March 31, 2011, was 99%. A redemption process for the remaining shares is in progress.

Financial activities

In March 2010, we issued a ten-year bond in the amount of €200 million with a coupon of 7.875% and maturity in 2020.

In April 2010, we redeemed all of our outstanding 7.5% Senior Notes due 2013 (representing $153 million in aggregate principal amount) at a price of 102.5% of par value.

In September 2010, we entered into a seven year Revolving Credit facility agreement with Svenska Handelsbanken AB (publ) (“Svenska Handelsbanken”) and Nordea AB (publ) (“Nordea”) for SEK 6,660 million with a guarantee provided by the Swedish Export Credit Guarantee Board (EKN).

Results of Operations

	Year ended December 31,
	2008	2009	2010
	(SEK in millions)

CONSOLIDATED GROUP
Income Statement Data:
Total revenues	26,472	27,812	27,150
Direct operating expenses	(16,679)	(17,188)	(16,784)
Selling and administrative expenses	(2,920)	(3,207)	(3,104)
Depreciation and amortization	(2,501)	(3,415)	(3,704)

Income from operations	4,372	4,002	3,558
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	10,309	9,599	9,092
Drilling operations	6,087	8,112	7,777
Shipping Roll-on/Roll-off vessels	426	473	396
Crude Oil tankers	3,547	2,401	2,055
Other Shipping	198	214	200

Total Shipping	4,171	3,088	2,651
Property operations	2,085	2,335	2,380
New Businesses operations	3,694	4,797	4,630
Other	48	3	7

Total revenues	26,394	27,934	26,537
Other income:
Net gain on sale of assets	372	179	189
Net valuation on investment properties	(294)	(301)	424

Total other income	78	(122)	613

Total income	26,472	27,812	27,150
Income (Loss) from Operations:
Ferry operations	781	445	(79)
Impairment charges	(63)	—	—
Net gain on sale of vessels	—	—	2

Total Ferry operations	718	445	(77)
Drilling operations	2,388	3,250	2,279
Net gain on sale of vessels	—	—	—

Total Drilling operations	2,388	3,250	2,279
Shipping: Roll-on/Roll-off vessels	104	102	35
Net gain on sale of vessels	33	148	—

Total Roll-on/Roll-off vessels	137	250	35
Crude oil tankers	135	(736)	(461)
Impairment charges	(85)	(150)	—
Net gain on sale of vessels	170	—	—

Total crude oil tankers	220	(886)	(461)
Other shipping	16	7	1

Total Shipping	373	(629)	(425)
Property operations	1,163	1,338	1,307
Net valuations on investment properties	(294)	(301)	424
Net gain on sale of properties	169	31	187

Total Property	1,038	1,068	1,918
New Businesses operations	107	178	210
Other	(252)	(310)	(347)

Total	4,372	4,002	3,558
Depreciation & Amortization:
Ferry operations	1,064	1,119	1,173
Drilling	1,016	1,665	2,076
Shipping: Roll-on/Roll-off vessels	107	141	126
Crude oil tankers	167	247	86
Other shipping	13	12	9

Total Shipping	287	400	221
Property	—	2	2
New Businesses operations	125	219	215
Other	9	10	17

Total	2,501	3,415	3,704

Comparison of the year ended December 31, 2010 to the year ended December 31, 2009

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the year ended December 31, 2010, approximately 34% of our total revenues were generated in U.S. dollars and approximately 29% were generated in SEK.

In the year ended December 31, 2010, approximately 31% of our total expenses were incurred in U.S. dollars and approximately 29% were incurred in SEK. The reported gross revenues and expenses were influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

	January-December	January-December
Average rates:	2009	2010	Change

U.S.$	7.6457	7.2049	(6)%
British pound	11.9260	11.1256	(7)%
Euro	10.6213	9.5413	(10)%

	As of December 31,	As of December 31,
Closing rates:	2009	2010	Change

U.S.$	7.1553	6.7273	(6)%
British pound	11.5704	10.4942	(9)%
Euro	10.2506	9.0089	(12)%

Revenues

Total revenues decreased SEK 1,398 million, or 5%, in the twelve months ended December 31, 2010, to SEK 26,537 million from SEK 27,934 million in the twelve months ended December 31, 2009, as a result of lower revenues in all segments except for property operations, mainly due to the weakening of the U.S. dollar, the euro and the GBP against the SEK.

Ferry operations.  Ferry revenues are primarily generated from ticket sales, freight haulage and on-board sales. Revenues from ferry operations decreased SEK 507 million, or 5%, in the twelve months ended December 31, 2010, to SEK 9,092 million from SEK 9,599 million in the twelve months ended December 31, 2009, mainly due to lower revenues from ticket sales, onboard sales and freight haulage as a consequence of lower volumes of cars, passengers and freight units, as well as the weakening of the euro and the GBP against the SEK.

Drilling.  Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 335 million, or 4%, in the twelve months ended December 31, 2010, to SEK 7,777 million from SEK 8,112 million in the twelve months ended December 31, 2009. The decrease is mainly due to the weakening of the U.S. dollar against the SEK and the planned off-hire periods for Stena Don and Stena Clyde, which both undertook their respective five-year special periodic surveys during the first and second quarter 2010, respectively.

Shipping.  Shipping revenues primarily consist of charter hires for our owned and chartered-in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 437 million, or 14%, in the twelve months ended December 31, 2010, to SEK 2,651 million from SEK 3,088 million in the twelve months ended December 31, 2009.

Revenues from crude oil tankers decreased SEK 346 million, or 14%, in the twelve months ended December 31, 2010, to SEK 2,055 million from SEK 2,401 million in the twelve months ended December 31, 2009, mainly due to lower charter rates in the spot market and less tonnage operated, as well as the weakening of the U.S. dollar against the SEK. In the twelve months ended December 31, 2010, the Company operated an average of 27 tankers (chartered-in or owned), compared to an average of 32 tankers in the twelve months ended December 31, 2009.

Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 77 million, or 16%, in the twelve months ended December 31, 2010, to SEK 396 million from SEK 473 million in the twelve months ended December 31, 2009, mainly due to off-hire periods for the RoPax vessel Baltic Amber and for the RoRo vessel Mont Ventoux during the first and third quarter 2010, respectively, lower charter hires and the weakening of the euro against the SEK.

Revenues from Other Shipping decreased SEK 14 million, or 7%, in the twelve months ended December 31, 2010, to SEK 200 million from SEK 214 million in the twelve months ended December 31, 2009, mainly due to the weakening of the U.S. dollar and the GBP against the SEK.

Property.  Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 45 million, or 2%, in the twelve months ended December 31, 2010, to SEK 2,380 million from SEK 2,335 million in the twelve months ended December 31, 2009, mainly due to higher rents and occupancy rates, partly offset by the weakening of the euro against the SEK.

New Businesses Adactum.  Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 167 million, or 3%, in the twelve months ended December 31, 2010, to SEK 4,630 million from SEK 4,797 million in the twelve months ended December 31, 2009, mainly due to the strengthening of the SEK affecting Envac and Ballingslöv, together with lower revenues generated from Envac due to the delayed startup of new projects. Of the total revenues in the twelve months ended December 31, 2010, SEK 2,249 million related to Ballingslöv, SEK 1,081 million related to Blomsterlandet, SEK 1,215 million related to Envac and SEK 85 million related to Stena Renewable, as compared to SEK 2,317 million related to Ballingslöv, SEK 1,076 million related to Blomsterlandet, SEK 1,328 million related to Envac and SEK 74 million related to Stena Renewable in the twelve months ended December 31, 2009.

Other Income

Net valuation on investment properties.  As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 424 million for the twelve months ended December 31, 2010, as compared to net losses of SEK 301 million for the twelve months ended December 31, 2009, mainly due to an increase in investment property market values in the Swedish market.

Net Gain on Sale of Vessels.  In the twelve months ended December 31, 2010, gains of SEK 2 million were recorded on the sale of the RoPax vessel Götaland, and the RoRo vessels Stena Transfer and Stena Partner. In the twelve months ended December 31, 2009, gains of SEK 148 million were recorded on the sales of the HSS vessel Stena Discovery and the RoPax vessel Stena Transporter.

Net Gain on Sale of Properties.  In the twelve months ended December 31, 2010, gains of SEK 187 million were recorded on the sale of properties. In the twelve months ended December 31, 2009, gains of SEK 31 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses decreased SEK 404 million, or 2%, in the twelve months ended December 31, 2010, to SEK 16,784 million from SEK 17,188 million in the twelve months ended December 31, 2009, mainly as a result of lower operating expenses in the tanker, other shipping and new business segments, together with the weakening of the euro, the U.S. dollar and the GBP against the SEK, partly offset by higher operating expenses for the ferry, drilling and property operations.

Ferry operations.  Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 84 million, or 1%, in the twelve months ended December 31, 2010, to SEK 7,117 million from SEK 7,033 million in the twelve months ended December 31, 2009, mainly due to higher expenses for bunker fuel, partly offset by lower costs for products due to lower sales, and the weakening of the euro and the GBP against the SEK. Direct operating expenses for ferry operations for the twelve months ended December 31, 2010, were 78% of revenues, as compared to 73% for the twelve months ended December 31, 2009.

Drilling.  Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 237 million, or 9%, in the twelve months ended December 31, 2010, to SEK 2,959 million from SEK 2,722 million in the twelve months ended December 31, 2009. The increase was mainly due to additional costs related to the full year operation of the DrillMAX vessel Stena Forth, delivered in August 2009, partly offset by a reduction in costs due to planned off-hire periods for Stena Don and Stena Clyde and the return of the bareboat chartered drilling unit Songa Dee to the lessor in March 2009. Direct operating expenses from drilling operations for the twelve months ended December 31, 2010, were 38% of drilling revenues, as compared to 34% for the twelve months ended December 31, 2009.

Shipping.  Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 607 million, or 19%, in the twelve months ended December 31, 2010, to SEK 2,517 million from SEK 3,124 million in the twelve months ended December 31, 2009.

Direct operating expenses relating to crude oil tankers decreased SEK 602 million, or 21%, in the twelve months ended December 31, 2010, to SEK 2,278 million from SEK 2,880 million in the twelve months ended December 31, 2009, mainly due to lower volumes of activity and a reduced fleet, together with the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the twelve months ended December 31, 2010, were 111% of revenues, as compared to 120% for the twelve months ended December 31, 2009.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 6 million, or 3%, in the twelve months ended December 31, 2010, to SEK 196 million from SEK 190 million in the twelve months ended December 31, 2009, mainly due to costs related to the transfer of the RoPax vessels Blue Puttees (formerly Stena Trader) and Highlanders (formerly Stena Traveller) from Ferry Operations- to the RoRo segment, partly offset by the weakening of the euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the twelve months ended December 31, 2010, were 49% of revenues, as compared to 40% for the twelve months ended December 31, 2009.

Direct operating expenses with respect to Other Shipping decreased SEK 11 million, or 20%, in the twelve months ended December 31, 2010, to SEK 43 million from SEK 54 million in the twelve months ended December 31, 2009. Direct operating expenses of Other Shipping for the twelve months ended December 31, 2010, were 22% of revenues, as compared to 25% for the twelve months ended December 31, 2009.

Property.  Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 81 million, or 10%, in the twelve months ended December 31, 2010, to SEK 885 million from SEK 804 million in the twelve months ended December 31, 2009, mainly due to higher energy costs due to a colder winter in Sweden in 2010, together with higher costs for maintenance, partly offset by the weakening of the euro against the SEK. Direct operating expenses for property operations for the twelve months ended December 31, 2010, were 37% of property revenues, as compared to 34% for the twelve months ended December 31, 2009.

New Businesses Adactum.  Direct operating expenses for Adactum consist of expenses of Adactum’s subsidiaries. Direct operating expenses for Adactum decreased SEK 170 million, or 5%, in the twelve months ended December 31, 2010, to SEK 3,306 million from SEK 3,476 million in twelve months ended December 31, 2009, mainly due to lower operating costs in Envac and Ballingslöv due to cost control measures and the delayed startup of new projects, together with the weakening of the euro and the GBP against the SEK. Of the total operating expenses in the twelve months ended December 31, 2010, SEK 1,434 million related to Ballingslöv, SEK 969 million related to Blomsterlandet, SEK 888 million related to Envac and SEK 12 million related to Stena Renewable, as compared to SEK 1,517 million related to Ballingslöv, SEK 972 million related to Blomsterlandet, SEK 979 million related to Envac and SEK 11 million related to Stena Renewable in the twelve months ended December 31, 2009. Direct operating expenses for Adactum operations for the twelve months ended December 31, 2010, were 71% of revenues, as compared to 72% for the twelve months ended December 31, 2009.

Selling and administrative expenses

Selling and administrative expenses decreased SEK 103 million, or 3%, in the twelve months ended December 31, 2010, to SEK 3,104 million from SEK 3,207 million in the twelve months ended December 31, 2009, mainly due to lower personnel costs in Ferry operations as a result of cost-saving programs, together with the weakening of the U.S. dollar and the euro against the SEK, partly offset by higher pension costs. Total selling and administrative expenses in the twelve months ended December 31, 2010 were 12% of total revenues, as compared to 11% for the twelve months ended December 31, 2009.

Depreciation and amortization

Depreciation and amortization charges increased SEK 289 million, or 8%, in the twelve months ended December 31, 2010, to SEK 3,704 million from SEK 3,415 million in the twelve months ended December 31, 2009, mainly as a result of depreciation charges for the third DrillMAX vessel Stena Forth delivered in August 2009 and for the first of the two new superferries, Stena Hollandica, delivered in May 2010.

Financial income and expense, net

Financial income and expense, net increased by SEK 780 million in the year ended December 31, 2010, to SEK (878) million from SEK (1,658) million in the year ended December 31, 2009.

Share of associated companies’ results in the years ended December 31, 2009 and 2010, refers to our portion of the results of Midsona, Gunnebo and MediaTec. As of December 31, 2010, our interest in the capital of Midsona was 23.0%, our interest in the capital of Gunnebo was 25.7% and our interest in the capital of MediaTec was 42.7%. During 2010 the previous write-down of Gunnebo of SEK 140 million was reversed and Midsona was written-down by

SEK 40 million. As of December 31, 2009, our interest in the capital of Midsona was 23.0%, our interest in the capital of Gunnebo was 25.7% and our interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the year ended December 31, 2010, was SEK 445 million, of which SEK 124 million related to net realized gains on marketable securities and equity securities and investments in SPEs, SEK 229 million related to net unrealized gains on marketable securities and SEK 91 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the year ended December 31, 2009, was SEK (81) million, of which SEK (701) million related to net realized losses on marketable securities and equity securities and investments in SPEs, SEK 510 million related to net unrealized gains and SEK 110 million related to the termination of the financial leases for Stena Carron.

Interest income decreased by SEK 208 million in the year ended December 31, 2010, to SEK 477 million from SEK 685 million in the year ended December 31, 2009. Interest income related to investments in SPEs decreased by SEK 145 million to SEK 331 million from SEK 477 million partly due to lower investments in interest bearing assets.

Interest expense decreased SEK 66 million to SEK (1,798) million in the year ended December 31, 2010, from SEK (1,864) million for the year ended December 31, 2009. Interest expense for the investments in SPEs decreased SEK 112 million to SEK (102) million from SEK (214) million.

During the year ended December 31, 2010, we had foreign exchange gains, net of SEK 48 million. During the year ended December 31, 2009, we had foreign exchange losses, net of SEK (282) million.

Other financial income (expense) of SEK (219) million for the year ended December 31, 2010, included SEK (188) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations, investments in SPEs and a gain of SEK 9 million related to bunker hedges. Other financial income (expense) of SEK (201) million for the year ended December 31, 2009, included SEK (67) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations, investments in SPEs and a loss of SEK (163) million related to bunker hedges.

Income taxes

Income taxes for the year ended December 31, 2010, were SEK (114) million, consisting of current taxes of SEK (191) million and deferred taxes of SEK 77 million. Income taxes for the year ended December 31, 2009, were SEK 20 million, consisting of current taxes of SEK (210) million and deferred taxes of SEK 230 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

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

	January-December	January-December
Average rates:	2008	2009	Change

U.S.$	6.5808	7.6457	16%
British pound	12.0912	11.9260	(1)%
Euro	9.6055	10.6213	11%

	As of December 31,	As of December 31,
Closing rates:	2008	2009	Change

U.S.$	7.8212	7.1553	(9)%
British pound	11.4303	11.5704	1%
Euro	10.9500	10.2506	(6)%

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

New Businesses Adactum.  Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 1,103 million, or 30%, in the year ended December 31, 2009, to SEK 4,797 from SEK 3,694 million in the year ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased business activities in Blomsterlandet and Stena Renewable, partly offset by reduced revenues from Envac. Of the total revenues in the year ended December 31, 2009, SEK 2,317 million related to Ballingslöv, SEK 1,076 million related to Blomsterlandet, SEK 1,328 million related to Envac and SEK 74 million related to Stena Renewable, as compared to SEK 1,285 million related to Ballingslöv, SEK 1,049 million related to Blomsterlandet, SEK 1,330 million related to Envac and SEK 30 million related to Stena Renewable in the year ended December 31, 2008.

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

Drilling.  Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 464 million, or 21%, in the year ended December 31, 2009, to SEK 2,722 million from SEK 2,258 million in the year ended December 31, 2008. The increase is mainly due to costs related to the operation of the second and third DrillMAX vessels Stena Carron and Stena Forth, together with increased personnel expenses and costs for maintenance and repair, and the strengthening of the U.S. dollar against the SEK, partly offset by the re-delivery of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009 and a planned off hire period for Stena Tay, together with positive operational exchange differences due to the strengthened U.S. dollar. Direct operating expenses from drilling operations for the year ended December 31, 2009 were 34% of drilling revenues, as compared to 37% for the year ended December 31, 2008.

Shipping.  Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 205 million, or 6%, in the year ended December 31, 2009, to SEK 3,124 million from SEK 3,329 million in the year ended December 31, 2008.

Direct operating expenses associated with crude oil tankers decreased SEK 247 million, or 8%, in the year ended December 31, 2009, to SEK 2,880 million from SEK 3,127 million in the year ended December 31, 2008, mainly due to lower business activity and a reduced fleet, offset in part by the strengthening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the year ended December 31, 2009 were 120% of revenues, as compared to 88% for the year ended December 31, 2008. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

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

Property.  Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 65 million, or 9%, in the year ended December 31, 2009, to SEK 804 million from SEK 739 million in the year ended December 31, 2008, mainly due to higher costs for maintenance and an increased number of properties. Direct operating expenses from property operations for the year ended December 31, 2009 were 34% of property revenues, as compared to 35% for the year ended December 31, 2008.

New Businesses Adactum.  Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations increased SEK 618 million, or 22%, in the year ended December 31, 2009, to SEK 3,476 million from SEK 2,858 million in year ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008. Of the total operating expenses in the year ended December 31, 2009, SEK 1,517 million related to Ballingslöv, SEK 972 million related to Blomsterlandet, SEK 979 million related to Envac and SEK 11 million related to Stena Renewable, as compared to SEK 904 million related to Ballingslöv, SEK 977 million related to Blomsterlandet, SEK 975 million related to Envac and SEK 2 million related to Stena Renewable in the year ended December 31, 2008. Direct operating expenses for Adactum operations for the year ended December 31, 2009, were 72% of revenues, as compared to 77% for the year ended December 31, 2008.

Selling and administrative expenses

Selling and administrative expenses increased SEK 287 million, or 10%, in the year ended December 31, 2009, to SEK 3,207 million from SEK 2,920 million in the year ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with the strengthening of the U.S. dollar and the euro against the SEK, partly offset by reduced personnel costs. Excluding Ballingslöv, selling and administrative expenses were unchanged in the year ended December 31, 2009, as compared to the year ended December 31, 2008. Total selling and administrative expenses in the year ended December 31, 2009, were 12% of total revenues as compared to 11% in the year ended December 31, 2008.

Depreciation and amortization

Depreciation and amortization charges increased SEK 914 million, or 37%, in the year ended December 31, 2009, to SEK 3,415 million from SEK 2,501 million in the year ended December 31, 2008, mainly as a result of depreciation charges for the second and third DrillMAX vessels Stena Carron and Stena Forth, the consolidation of Ballingslöv as of July 10, 2008, and to a lesser extent, depreciation charges related to other vessels and the start up of a new wind power park. The strengthening of the U.S. dollar with respect to the SEK, which impacted depreciation charges primarily on drilling units that are denominated in U.S. dollars, contributed to the increase in the depreciation and amortization charges. Depreciation and amortization charges in the year ended December 31, 2009, also included impairment charges of SEK 150 million related to three medium range crude oil tankers. Depreciation and amortization charges in the year ended December 31, 2008, also included impairment charges of SEK 85 million related to three medium range crude oil tankers and SEK 63 million related to one RoPax vessel.

Financial income and expense, net

Financial income and expense, net increased by SEK 1,336 million in the year ended December 31, 2009, to SEK (1,658) million from SEK (2,994) million in the year ended December 31, 2008.

Share of affiliated companies’ results in the year ended December 31, 2009, refers to our portion of the results of Midsona, Gunnebo and MediaTec. As of December 31, 2009, our

interest in the capital of Midsona was 23.0%, our interest in the capital of Gunnebo was 25.7% and our interest in the capital of MediaTec was 42.7%. Share of affiliated companies’ results in the year ended December 31, 2008, refers to our portion of the results of Midsona, Gunnebo, MediaTec and Ballingslöv until it was accounted for as a subsidiary as of the third quarter of 2008. As of December 31, 2008, our interest in the capital of Midsona was 22.9%, our interest in the capital of Gunnebo was 25.3% and our interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the year ended December 31, 2009, was SEK (81) million, of which SEK (701) million related to net realized losses on marketable securities and equity securities and investments in SPEs, SEK 510 million related to net unrealized gains on marketable securities and SEK 110 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the year ended December 31, 2008, was SEK (1,785) million, of which SEK (815) million related to net realized losses, SEK (1,995) million related to net unrealized losses and SEK 1,025 million related to the termination of the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller.

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

Other financial income (expense) of SEK (201) million for the year ended December 31, 2009, includes SEK (67) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a loss of SEK (163) million related to bunker hedges. Other financial income (expense) of SEK (693) million for the year ended December 31, 2008, included SEK (84) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (524) million related to the bunker hedges.

Income taxes

Income taxes for the year ended December 31, 2009, were SEK 20 million, consisting of current taxes of SEK (210) million and deferred taxes of SEK 230 million. Income taxes for the year ended December 31, 2008, were SEK 367 million (tax benefit), consisting of current taxes of SEK (253) million and deferred taxes of SEK 620 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and capital resources

Our liquidity requirements principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. In prior years, we met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of December 31, 2010, we had total cash and marketable securities of SEK 9,922 million as compared with SEK 7,088 million as of December 31, 2009.

For the year ended December 31, 2010, cash flows provided by operating activities amounted to SEK 5,065 million as compared to SEK 7,084 million in the year ended December 31, 2009. For the year ended December 31, 2010, cash flows used in investing activities amounted to SEK (9,681) million, including SEK (10,189) million related to capital expenditures. For the year ended December 31, 2009, cash flows used in investing activities amounted to SEK (6,456) million, including SEK (9,169) million related to capital expenditures. For the year ended December 31, 2010, cash flows provided by financing activities amounted to SEK 5,151 million. For the year ended December 31, 2009, cash flows used in financing activities amounted to SEK (907) million.

Total interest bearing debt as of December 31, 2010, was SEK 47,964 million, excluding debt in SPEs, as compared with SEK 41,898 million as of December 31, 2009. Interest bearing debt in SPEs as of December 31, 2010, was SEK 5,140 million as compared with SEK 8,249 million as of December 31, 2009. As of December 31, 2010, $909 million was utilized under our $1 billion revolving credit facility, of which $25 million was used for issuing bank guarantees and letters of credit. As of December 31, 2009, a total of $168 million was utilized under this facility, of which $24 million was used for the issuing of bank guarantees and letters of credit. As of December 31, 2010, $107 was utilized under the $200 million revolving credit facility entered into by Stena Royal compared to no amounts outstanding as of December 31, 2009. In June 2009, Adactum entered into a revolving credit facility of SEK 450 million. As of December 31, 2010, the utilized portion of this facility was SEK 418 million compared to SEK 200 million as of December 31, 2009. During 2010 we entered into a new SEK 6,660 million revolving credit facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. This facility was unutilized as per December 31, 2010.

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

Financial Contracts

Revolving credit facility.  On December 8, 2004, Stena Holland BV (formerly Stena International B.V.) and Stena (Switzerland) AG (“SSAG”) entered into a $1 billion secured revolving credit facility with a syndicate of financial institutions, for which J.P. Morgan plc, Svenska Handelsbanken, Nordea, Citigroup Global Markets Limited, DnB NOR Bank ASA and HSBC Bank plc act as lead arrangers and Svenska Handelsbanken acts as facility agent. The revolving credit facility was made available for the purposes of refinancing Stena Holland BV’s existing debt, including the 2002 and 2001 revolving credit facilities, together with certain other vessel financings, and to provide financing for general corporate purposes. Stena Holland BV’s and SSAG’s obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries.

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

As of December 31, 2010, the amount of indebtedness under the revolving credit facility was $884 million plus $25 million used in connection with guarantees and letters of credit.

Adactum secured bank facility.  On June 30, 2009, Adactum entered into a new secured revolving credit facility with Svenska Handelsbanken and Nordea with a total principal amount of SEK 450 million. The facility matures on June 30, 2012, and bears interest at a rate based on Stockholm Interbank Offered Rates plus an applicable margin of 3.0%. Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The facility includes a cross-default provision ($15 million threshold) with respect to debt of Stena, Adactum or any present or future subsidiary of Stena. As of December 31, 2010, SEK 418 million under the facility was utilized. The facility is non-recourse to Stena AB.

Stena Royal secured bank facility.  On September 28, 2007, Stena Royal entered into a new $350 million secured revolving credit facility with Svenska Handelsbanken and Nordea. The facility matures on September 28, 2012. The facility bears interest at a rate based on LIBOR, EURIBOR or Stockholm Interbank Offered Rates, as applicable depending on currency drawn down, plus an applicable margin of 0.45% to 0.70%, depending on the ratio between the aggregated drawn down amount and the value of the underlying security. Stena Royal may select every time it borrows funds under the facility an interest period of three or six months or such other period as may be agreed up to a maximum of twelve months. Interest is payable at the end of the relevant interest period. The medium and long-term investment portfolios held by Stena Royal are pledged as security for the facility. The facility does not include any cross-default provision. On June 30, 2010, the amount of the facility was reduced to $200 million as the providing banks are the providers of the SEK 6,660 million EKN revolving credit facility (described below). As of December 31, 2010, $107 million was utilized under the facility.

Debt in SPEs.  As of December 31, 2010, we had investments, through unrestricted subsidiaries, in four SPEs: Canyon Capital CDO-2002 Ltd, Canyon Capital CLO-2004 Ltd, Canyon Capital CLO-2006 Ltd and Canyon Capital CLO-2007 Ltd. The assets and liabilities of the SPEs are consolidated in our financial statements, although the debt of the SPEs is non-recourse to Stena.

As of December 31, 2010, Canyon Capital CDO-2002 Ltd, Canyon Capital CLO-2004 Ltd and Canyon Capital CLO-2006 Ltd, had issued senior secured notes to fund their portfolio investments in the U.S. high yield bond and corporate loan markets.

As of December 31, 2010, the total outstanding debt of all SPEs was SEK 5.1 billion. The remaining funding for the SPEs has been provided by the Company and other investors as subordinated secured notes and preferred share capital.

Canyon Capital CDO-2002 Ltd issued senior secured notes maturing in May 2014, consisting of $222 million Class A notes, $10.9 million Class B notes and $11.2 million Class C notes. The Class A and B notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.60% and 3.75%, respectively, and the Class C notes bear a fixed interest rate of 12.88%. Interest is payable semiannually. Canyon Capital CLO-2004 Ltd issued notes maturing in October 2016, consisting of $200 million Class A1 notes, $77.5 million Class A2 notes, $36 million Class B notes, $29 million Class C notes and $16 million Class D senior secured notes. The Class A, B, and C notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.37%, 1.25% and 2.50%, respectively, and the Class D notes bear a fixed interest rate of 12.88%. Canyon Capital CLO-2006 Ltd issued senior secured notes maturing in August 2020, consisting of $266 million Class A notes, $15.2 million Class B notes, $22.8 million Class C notes, $22.8 million Class D notes and $13.3 million Class E notes. The notes bear interest at a variable rate of LIBOR plus a margin of 0.25-0.27% for Class A notes and 0.42%, 0.70%, 1.60% and 3.75% for Class B, C, D and E notes, respectively. Interest is payable semi-annually. Each series of notes is secured by the underlying securities held by the issuing SPE. During 2010, the previous funding of Canyon Capital CLO-2007 was refinanced, using the $200 million secured revolving credit facility in the unrestricted group.

Senior Notes due 2016.  As of December 31, 2010, we had outstanding $129 million principal amount of 7% Senior Notes due 2016. In 2007, we repurchased $78 million of our Senior Notes due 2016. The 7% Senior Notes, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The 7% Senior Notes are redeemable at our option, in whole or in part, at any time. The indentures governing the notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

Senior Notes due 2017, Senior Notes due 2019 and Senior Notes due 2020.  As of December 31, 2010, we had outstanding €300 million principal amount of 6.125% Senior Notes due 2017, € 102 million principal amount of 5.875% Senior Notes due 2019 and €200 million principal amount of 7.875% Senior Notes due 2020. The 6.125% Senior Notes, issued in February 2007, mature on February 1, 2017, and interest is payable semi-annually on February 1 and August 1 of each year. The 5.875% Senior Notes, issued in February 2007, mature on February 1, 2019, and interest is payable semi-annually on February 1 and August 1 of each year. The 7.875% Senior Notes, issued in March 2010, mature on March 15, 2020, and interest is payable semi-annually on March 15 and September 15 of each year. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary indebtedness and limitations on liens on capital markets indebtedness. The notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

SEK 6,660 million EKN revolving credit facility.  In September 2010, Stena entered into a SEK 6,660 million multicurrency Revolving Credit facility agreement with Svenska

Handelsbanken and Nordea backed by a guarantee provided by EKN . Borrowings under the revolving credit facility bear interest at a rate equal to the aggregate of the applicable Interbank Offered Rates plus a margin of 1.85%. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable semi-annually. The facility is unsecured and matures on September 29, 2017.

Change of control

The $1 billion revolving credit facility as well as certain vessel financings provide that the failure of immediate members of the Olsson family or their legal representatives to own at least 75% of the voting equity in Stena AB, which is not cured within 90 to 120 days, triggers a mandatory prepayment of all outstanding advances and the termination of the facility unless all the lenders under such facility agree otherwise. Also, if Stena AB ceases to own, directly or indirectly, 100% of the equity in the borrowing entities, then all amounts outstanding under the $1 billion revolving credit facility become immediately payable on demand, and upon such demand the facility terminates. In addition, the SEK 450 million Adactum facility will become payable on demand if Stena AB ceases to own, directly or indirectly, 100% of the equity in Adactum.

The indentures governing all of our Senior Notes require Stena AB to make an offer to purchase all notes outstanding under such Indenture at 101% of their principal amount if shareholders ultimately controlled by the Olsson family do not directly or indirectly beneficially own or control at least 50% of the voting equity in Stena AB.

Other

Property-related debt.  As of December 31, 2010, we had bank facilities and mortgage loans secured by the real estate, buildings and land in our real estate business segment of approximately SEK 12.1 billion that are denominated in SEK and euros, with maturities from 2011 through 2025. These facilities and loans are non-recourse to Stena AB. In addition, there are loans secured by indirect investments in real estate of approximately SEK 0.5 billion that are denominated in euro. These facilities and loans are non-recourse to Stena AB.

Other interest bearing debt.  As of December 31, 2010, we were obligated with respect to the guarantees of lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 22 billion. These are denominated in U.S. dollars, British pounds, euro and SEK.

Construction in Progress

Total construction in progress, which includes a DrillMAX drillship and other vessels on order as of December 31, 2010, was SEK 6,541 million as compared to SEK 5,649 million as of December 31, 2009. The remaining capital expenditure commitment for newbuildings on order as of December 31, 2010, was SEK 4,415 million, of which SEK 1,576 million is due during 2011, SEK 2,581 million is due during 2012 and SEK 258 million is due during 2013. Financing for approximately 86% of this unpaid balance has already been arranged. We plan to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2010, were as follows:

	Payments due by period

		Less than			More than	Not
	Total	one year	1-2 years	3-5 years	5 years	specified

	(SEK million)

Property loans	12,611	192	488	970	10,961
Other bank loans	19,816	1,106	3,756	3,394	11,560
Revolving credit facility	6,666					6,666
Other credit facilities	746	351				395
Senior Notes	6,256				6,256
Capital leases	1,869	225	450	408	786
Operating leases	5,992	1,537	1,358	1,140	1,957
Trade accounts payable	1,313	1,313
Total	55,269	4,724	6,052	5,912	31,520	7,061

The Company also has a pension obligation to the family. This contractual obligation is current fully funded. For committed contracts for newbuildings on order, see page F-43, “Vessels, Construction in progress and Equipment.”

Off Balance Sheet Arrangements

One of our subsidiaries and TeeKay have each guaranteed the performance of the obligations of one of the Stena/TeeKay joint ventures under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and TeeKay have also guaranteed the repayment by the other Stena/TeeKay joint ventures of loans from a group of banks. Our liability under these loans is limited to 50% of the amount outstanding under the loan agreements, including interest, charges, expenses and damages. As of December 31, 2010, the outstanding total loan amounts were $92 million.

Trend information

Charter rates for RoRo and RoPax vessels and freight volumes and rates in Northern Europe increased in the period between 2001 and July 2008. In particular, freight volumes increased by an average of approximately 5% per year during the period. Demand, driven by increases in global and regional trade, increased charter rates and freight volumes and rates on these vessels. Freight volumes in Northern Europe have in the past increased by approximately two times GDP growth in this area and a general economic downturn or slowdown could lead to decreased freight volumes and rates for our ferry operations and lower charter rates for our chartered out RoRo and RoPax vessels. As of the third quarter of 2008, freight volumes and rates and charter rates began to fall as a result of the global recession. During 2009 and 2010, charter rates were stable. All of our RoRo and RoPax vessels are on fixed charter contracts with expirations ranging from May 2011 (for one vessel) to 2016. In 2010, approximately 58% of the revenues of our ferry line business were generated by non-freight business. The RoRo and ferry freight businesses are exposed to the current economic climate and competition for customers’ products. There can be no assurance that freight volume and rates and charter rates will not decrease from current levels or that we will be able to charter out our RoRo and RoPax vessels when our current charter contracts expire.

Charter rates for tankers increased in the period between February 2008 and August 2008, which marked the end of a “super cycle” for the tanker market. Demand, driven by increases in global trade and demand for crude oil, significantly increased charter rates. In October 2008, charter rates began to fall as a result of increased capacity and reduced demand for crude oil.

By the end of 2008, rates stabilized at a lower level which generally continued during 2009 and 2010. The decline in charter rates was also affected by the expected over-capacity of available tankers. Going forward, the tanker industry is expected to get positively affected by the increase in worldwide oil consumption. This is however partly offset by a continuously high level of newbuildings delivered from shipyards. Our tankers subject to long term charters are not expected to be affected by the current events in the tanker market until the current charters expire. Tankers trading in the spot market are subject to changes in the demand for vessels and changes in market rates.

Charter rates for drilling rigs increased in the period between 2005 and 2008, primarily driven by increased offshore exploration and development activities as a consequence of increased demand for oil and depletion of existing offshore fields. In particular, charter rates for newer, larger rigs that are equipped to operate in deep water have increased over the last few years. In 2009, charter rates were slightly affected by lower crude prices, reduced exploration as a result of lower exploration budgets on the part of oil companies and reduced forecasted demand for oil. All of our seven drilling units are on time charter with expirations ranging from the second quarter 2011 through 2014. Our DrillMAX ICE newbuilding on order is not yet contracted. The unit is scheduled to be delivered during the first quarter of 2012. The demand for drilling units has been volatile and demand for drilling units and charter rates historically have fluctuated significantly with long-term sustained oil price changes. There can be no assurance that we will be able to obtain charters for our newbuilding not currently subject to charter at rates equal to our current day rates. We also cannot assure you that we will be able to charter out our drilling units when our current charter contracts expire.

In April 2010, as a result of the BP Macondo/Deepwater Horizon incident, all drilling was suspended in the Gulf of Mexico. Exploration drilling has yet to recommence in the Gulf but we have not experienced any adverse impact on charter rates as a result of the movement of vessels away from this region.

Application of Critical Accounting Policies

Our financial reporting up to 2007 was prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Effective from January 1, 2008, Stena prepares the financial reports in accordance with IFRS, as issued by IASB.

The change of accounting standards also includes a change of one comparative year meaning that the opening balance is in accordance with IFRS as at January 1, 2007.

The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. The accounting principles applied by us that are deemed to be critical are discussed below.

Vessels useful lives.  Our vessels represent our most significant assets, together with our investment properties. Depreciation of vessels, which includes depreciation of vessels under capital leases, is computed using the straight-line method over estimated service lives of 10 to 25 years. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause us to revise our estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Investment properties.  Our investment properties, i.e. properties held in order to generate rental income or increase in value or a combination of these, are valued continuously at fair value (estimated market value). These properties are initially valued at acquisition cost. Fair value is based on the estimated market value on balance sheet date, which means the value at which a property could be transferred between well-informed parties that are independent of each other and that have an interest in the transaction being carried out. Changes in fair value are reported in the income statement, with an impact on changes in value of properties.

Impairment of Goodwill.  Goodwill is comprised of the amount by which the acquisition cost exceeds the fair value of the Group’s portion of the acquired subsidiary’s identifiable net assets at acquisition date. Goodwill is tested annually for impairment and is recognised at acquisition cost less accumulated impairment losses. Goodwill is allocated to cash generating units during impairment testing. This allocation refers to the cash generating units, determined in accordance with the Group’s operating segments, which are expected to benefit by the business combination in which the goodwill item arose.

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

Accounting policies

With the exemptions described below, applied accounting principles are consistent with those used in the annual report for the year ended December 31, 2009.

The Group has adopted the following new and revised IFRSs as of January 1, 2010.

•	IAS 27 (revised), ’Consolidated and separate financial statements’, (effective from July 1, 2009). The revised standard requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. This has been applied in the acquisition of additional shares of Ballingslöv. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in the Income Statement. The Group has applied IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010.

•	IFRS 3 (revised), “Business combinations’ (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group has applied IFRS 3 (revised) prospectively to all business combinations as from January 1, 2010.
•	IFRIC 16, ‘Hedges of a net investment in a foreign operation’ effective July 1, 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, the Group should clearly document its hedging strategy because of the possibility of different designations at different levels of the Group. Other new and amended IFRSs have not had any significant impact on the consolidated Financial Statements.

IFRS standards that have been issued but are not yet effective

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after January 1, 2011 or later periods, and the group has not early adopted them:

•	IFRS 9, ’Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ’Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until January 1, 2013, but is available for early adoption. However, the standard has not yet been endorsed by the EU. The group is yet to assess IFRS 9’s full impact.
•	IFRIC 19, ’Extinguishing financial liabilities with equity instruments’, effective July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The group will apply the interpretation from 1 January 2011, subject to endorsement by the EU. It is not expected to have any impact on the group’s financial statements.
•	Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, ’IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earlies comparative period presented. The group will apply these amendments for the financial reporting period commencing on January 1, 2011. This is not expected to have a material impact on the group’s financial statements.

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

The following table sets forth the name, year of birth and position of each of our directors as of March 31, 2011.

Name	Year born	Title

Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director(1)
Sune Carlsson	1941	Director
Åke Plyhm	1951	Director
Christian Caspar	1951	Director
Anne-Marie Pouteaux	1951	Director
Jörgen Lorén	1961	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Pia Carlsson	1969	Deputy Director (Employee Representative)

(1)	For details of Mr. Dan Sten Olsson’s share ownership, see section “Principal Shareholders.”

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed chairman of the board of Stena AB in 2000. Mr. Jeansson also serves as a director on the board of Stena Metall. Mr. Jeansson is chairman of the boards of BIL Sweden, Haléns Holding, Handel & Industri AB, the Volvo Pensionsstiftelse and chairman of Sixth Swedish National Pension Fund. Mr. Jeansson also serves as director of Volvo Lastvagnar AB and Volvo Construction Equipment.

Dan Sten Olsson has served as Chief Executive Officer and a director of Stena AB since 1983. Mr. Olsson also serves as member or chairman of the board of a majority of the main companies in the Stena Sphere. Mr. Olsson has been employed by Stena AB since 1972.

Sune Carlsson has served as a director of Stena AB since 2008. Mr. Carlsson is a former President and CEO of AB SKF and Executive Vice President of ASEA AB and ABB Ltd. Mr. Carlsson is chairman of the board of Atlas Copco AB and also serves as a director of Investor AB and Autoliv Inc.

Åke Plyhm has served as a director of Stena AB since 2008. Mr. Plyhm also serves as a member of the board of directors of Stena Line Holding BV. Mr Plyhm is chairman of the board of Aditro AB and also serves as a director of the board of Saab Combitech AB, ITH/Immune Therapy Holdings and Litorina Holding AB.

Anne-Marie Pouteaux has served as a director of Stena AB since 2008. Mrs. Pouteaux is a partner of Wistrand Advokatbyrå Göteborg KB and is also a member of the board of directors of Stena Bulk AB.

Christian Caspar has served as a director of Stena AB since 2011. Mr Caspar is a director in McKinsey’s Zurich office and a leader of the Corporate Finance Practice in McKinsey.

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

Other Key Employees

Christel Armstrong Darvik (born 1953) has served as Managing Director of Stena Fastigheter AB since October 1, 2006. She is the Director of the business area Stena Property and the chairman of the board of directors of Stena Realty BV. She is also a member of the board of directors of Specialfastigheter Sverige AB and Svenska Mässan. Mrs. Armstrong Darvik has been employed in the Stena Sphere since 2006.

Gunnar Blomdahl (born 1955) has served as Managing Director of Stena Line Holding B.V. since January 2003. He has held a number of senior management positions at Stena Line since 1997, including as Area Director in charge of Stena Line’s Irish Sea operations from 2001 to 2003.

Peter Claesson (born 1965) has served as Director of Finance of Stena AB since January 1, 2008. Mr. Claesson is a member of the board of directors of many of our companies, Meda AB (publ.) and of the mutual insurer The Swedish Club. Mr. Claesson has been employed in the Stena Sphere since 2008.

Claes Davidsson (born 1950) has served as Director of Ship Management and HR since 2003. Mr. Davidsson also serves as chairman of NMM in Glasgow, Scotland and of Austen Maritime PTE Ltd., Singapore. Mr. Davidsson has been employed in the Stena Sphere since 1983.

Staffan Hultgren (born 1961) has served as Deputy Chief Executive Officer of Stena AB since 2010. He also serves as the principal financial officer of Stena AB. Previously he served as Director of Business Administration of the Company. Mr. Hultgren is a member of the board of directors of many of our companies. Mr. Hultgren has been employed in the Stena Sphere since 2004.

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

Compensation of Directors

Salaries of in total SEK 12 million and SEK 11 million were paid to the Chief Executive Officer and the Deputy Chief Executive Officer in 2010 and 2009, respectively. The corresponding pension charges amounted to SEK 2 million in 2010 and SEK 3 million in 2009. The aggregate compenstion paid by the Stena AB to its directors (a total of nine persons) amounted to MSEK 10 in 2010 and MSEK 14 in 2009. Of total salaries paid to other employees MSEK 36 were paid to other officers than the Chief Executive Officer, the Executive Vice President and the board members in 2010 (a total of seven persons) and MSEK 37 in 2009.

The Chief Executive Officer has retirement conditions allowing retirement from 65 years of age with a salary of 65% of his then prevailing salary then valid. The period of notice from either party is 12 months. Severance pay amounts to a maximum of 24 months salary.

The board members of Stena AB were paid SEK 250,000 in 2010, out of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to each of the Chief Executive Officer and the Executive Vice President. In 2009, the board members of Stena AB were paid SEK 275,000, out of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to the Chief Executive Officer.

The Chairman of the Board was paid SEK 2,398,000 and SEK 2,199,000 for consulting services for the years 2010 and 2009, respectively.

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

The audit committee is appointed by and can be removed by the board of directors and shall have at least three meetings per year.

Employees

The chart below sets forth the average number of employees in each of our principal business areas for the three years ended December 31, 2010.

	2008	2009	2010

Ferry operations	5,778	5,798	5,558
Drilling	968	1,002	902
Shipping	842	817	809
Property operations	279	286	276
New businesses Adactum	1,791	2,253	2,213
Other	84	80	89

Total	9,742	10,236	9,847-

In addition to the employees referred to above, NMM employed approximately 5,500 persons in 2010 in external ship management services, as compared to 4,800 persons in 2009 and 4,816 persons in 2008.

We have good relations with our work force and the labor unions representing our employees.

Options

No options exist to purchase securities from us.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of March 31, 2011:

Name of beneficial owner	Number of shares	Percentage ownership

Dan Sten Olsson	25,500	51.0%
Madeleine Olsson Eriksson	12,250	24.5%
Stefan Sten Olsson	12,250	24.5%

The holders listed above have sole voting and investment power over the shares beneficially owned by them. Dan Sten Olsson, Stefan Olsson, and Madeleine Olsson Eriksson are brothers and sister.

Dan Sten Olsson is the only officer or director of Stena AB who owns any voting shares of Stena AB. All shares of Stena AB have the same voting rights.

Our Articles of Association contain a restriction on the transfer of our shares. Pursuant to the articles, a person who was not previously a shareholder and to whom shares have been transferred (except in the case of a transfer of shares through inheritance, will or gift to lineal descendants of Sten A. Olsson and the late Birgit Olsson) is obligated to offer such shares to the other shareholders. If any person other than the current shareholders of Stena AB as of December 30, 1993, or lineal descendants of Sten A. Olsson and the late Birgit Olsson acquires 48% or more of the voting power of Stena AB, then the remaining shareholders have the right to put all or a part of their shares to such shareholder at a price equal to the highest price per share paid by such shareholder. Under the Articles of Association, a vote of at least 75% of shares represented at the annual general meeting of our shareholders is required to amend this put provision. In addition, under the Swedish Companies Act, shareholder resolutions in the ordinary course of business require the vote of a majority of shares voting thereon, and extraordinary items (including amendments to the Articles of Association other than the amendment to the put option described above) require support by shareholders holding at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the shareholders meeting. Holders of at least 10% of the outstanding shares have the right to require us to pay dividends within certain statutory parameters.

Related Party Transactions

We have entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Sessan and Stena Metall and their respective subsidiaries. Another significant company within the Stena Sphere is Concordia which is 52% owned by Sessan. Shares in Concordia are listed on Nasdaq OMX Stockholm. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company (indirectly through Stena Bulk AB, a wholly owned subsidiary of the Company) are parties to an allocation agreement (the “Allocation Agreement”) pursuant to which Concordia may elect to participate 100%, 50% or not to participate in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. The net outcome of the agreement, including results of forward contracts, was SEK 0 million in each of the years 2008 and 2009. The results for the allocations in 2010 were SEK 0.7 million.

We provide certain services to Concordia such as administration, marketing, commercial management, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, offices and office services for Concordia’s personnel and certain financial and other services. We earned fees for these services of SEK 25 million in 2008, SEK 34 million in 2009 and SEK 37 million in 2010.

Sessan

Since June 1999, we have served as the business manager of Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita, which is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager of Sessan for its 50% participation in the shuttle tanker Stena Spirit, which is chartered pursuant to a 10-year contract to Petrobras in Brazil. We earned total fees for these services of SEK 1.5 million in each of the years 2008, 2009 and 2010.

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

In December 2002, we sold the remaining 50% of the RoPax vessel Stena Jutlandica to Sessan who acquired the first 50% of this vessel from us in 1996. The vessel is chartered back under an operating lease, for which we paid charterhire of SEK 59 million in each of the years 2008, 2009 and 2010, respectively.

Sessan has invested in shares in Meda.  In 2008, there was a new share issue in the amount of SEK 1,511 million. Stena AB guaranteed the new share issue. The new share issue was oversubscribed and Stena AB did not need to honor its guarantee. However, Stena Investment Cyprus acquired 11,191,939 shares (3.7% of the votes) in Meda for SEK 392 million. Sessan had an option to acquire these shares at a minimum price of SEK 38.50 per share, which was settled with a cash payment of SEK 165 million in 2008.

In 2009, we acquired three office buildings in Houston, the U.S., from Sessan for SEK 179 million.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 3,012 million, SEK 1,941 million and SEK 2,023 million in 2008, 2009 and 2010, respectively.

We paid charterhire for vessels to Stena Metall at an amount of SEK 139 million for 2008. There were no charters in 2009 and 2010.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2008, 2009 and 2010 for these services.

In December 2008, we acquired the vessels Stena Nordica, Stena Freighter, Stena Carrier and Mont Ventoux from Stena Metall at market value for a total of SEK 1,443 million. The consideration was paid through (i) the issuance of a loan note of SEK 682 million, bearing interest at market rate and maturing on August 31, 2010, and (ii) the assumption by us of the outstanding bank loans relating to the acquired assets for a total amount of SEK 761 million. These loans were repaid during 2010.

Olsson Family

We rent office space from members of the Olsson family. In each of the years 2008, 2009 and 2010, we paid SEK 45 million, SEK 39 million and SEK 24 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In each of the years 2008, 2009 and 2010, members of the Olsson family paid us SEK 12 million, SEK 13 million and SEK 12 million, respectively, for such management services.

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

In November 2008, Transocean filed a second patent infringement suit against Stena Drilling in the United States District Court for the Southern District of Texas (the “second Texas Action”), originally naming Stena Drilling, Stena DrillMAX Limited and Stena DrillMAX III Limited as defendants, and later adding Stena DrillMax I Limited and Stena DrillMax I (Hungary) Kft as additional defendants (the “Stena Defendants”). In the second Texas Action, Transocean alleges that the Stena Defendants infringed four U.S. patents owned by Transocean by virtue of certain acts of selling, offering for sale and/or using the DrillMAX I vessel in the United States and selling and/or offering for sale the DrillMAX III vessel within the United States. The Stena Defendants answered Transocean’s complaint in the second Texas Action in December 2008 and July 2009 by alleging non-infringement, invalidity and unenforceability of Transocean’s patent claims. The second Texas Action was administratively stayed in August 2009, pending the outcome in a separate case involving Transocean and a third party involving the same patents. In April 2011, the jury in that separate case issued a verdict finding, inter alia, that the asserted claims of Transocean’s patents were valid and awarding damages to Transocean. As of the date of this Annual Report, however, the second Texas Action by Transocean against the Stena Defendants remains administratively stayed.

In June 2009, Heerema Engineering Services BV (“Heerema”) brought a patent infringement suit against Stena Services Brazil LTDA and Stena DrillMax I (Hungary) KFT (“Stena Brazil Defendants”) in Brazilian state court. Heerema alleges that the Stena Brazil Defendants infringe Heerema’s Brazilian Patent PI 9502391-7 by virtue of the DrillMAX I’s operations off the coast of Brazil. The Stena Brazil Defendants answered Heerema’s complaint in August 2009 by alleging non-infringement, invalidity, and inapplicability of Heerema’s Brazilian patent in the “territorial” waters where the DrillMAX I has operated. A recent decision by the Brazilian state court in which the action is pending has stayed the action pending the outcome of a separate nullity action filed by the Stena Brazil Defendants in Brazilian federal court in December 2009. The nullity action named both Heerema and the Brazilian Patent and Trademark Office (“BPTO”) as defendants. The BPTO answered the nullity complaint by asserting that Heerema’s Brazilian patent is invalid. The Stena Brazil Defendants are awaiting the final outcome of the nullity action.

We believe it is highly unlikely that the outcome in these cases will have a material adverse impact on our financial condition or results of operations.

We are also a party to various routine legal and regulatory proceedings arising in the ordinary course of business. Such claims are generally covered by insurance, subject to customary deductibles. We do not believe that any liabilities that may result from such legal proceedings will, in the aggregate, have a material adverse effect on our financial condition or results of operations.

Dividends

We paid a cash dividend of SEK 390 million, SEK 190 million and SEK 316 million for the years ended December 31, 2008, 2009 and 2010, respectively. The dividends are made out of unrestricted earnings in the shareholders’ equity and paid out the year after the respective financial year.

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

Exchange Controls

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

In the course of our operations, we are exposed to various types of market risks. Our primary market risks are foreign exchange risks, interest rate risks, oil price risks, equity price risks and trading risks. We seek to manage our exposure to adverse changes in foreign currency exchange rates, interest rates and oil prices through the use of various derivative financial instruments. We conduct monitoring and control of these risks continuously in each company as well as centrally. Our positions are monitored using a variety of techniques, such as market value and sensitivity analyses. The majority of our financial transactions are carried out through the central finance functions located in Sweden, Luxembourg, Switzerland, Cyprus and the Netherlands, which conduct their operations within established risk mandates and limits.

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

Transaction Exposure.  Our revenues and expenses, as reported in Swedish kronor, are significantly affected by fluctuations in U.S. dollars and euro. When the Swedish kronor appreciates against other currencies, our revenues and expenses as reported in Swedish kronor may decrease and when the Swedish kronor declines against other currencies, our revenues and expenses as reported in Swedish kronor may increase. Future changes in exchange rates may also impact our reported revenues and expenses.

We use forward exchange contracts to seek to hedge against the risk of adverse movements in currency exchange rates of future payment flows from firm commitments such as bunker fuel purchases and charter hires.

Translation Exposure.  Our policy is to hedge our translation exposure risk primarily on our net exposures by currency. Our management regularly reviews our assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of adverse foreign currency fluctuations.

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

After taking into account hedging instruments as above, we recorded net translation exchange losses of SEK 313 million and SEK 34 million for the financial years ended December 31, 2009 and 2010, respectively. This equals 0.34% and 0.04% of total assets of SEK 92.2 billion and SEK 94.9 billion as of December 31, 2009 and 2010, respectively.

Equity Exposure.  When we prepare our consolidated financial statements, the net assets of our foreign subsidiaries and part of our affiliated companies are translated to Swedish kronor at the exchange rate in effect on the date of the balance sheet. To the extent that the currency exposure from the net assets of certain foreign subsidiaries is hedged, we use foreign exchange contracts. We record translation differences arising from net assets of foreign subsidiaries directly to shareholders’ equity.

The book value of our net assets of subsidiaries denominated in a foreign currency, as of December 31, 2009 and 2010, was approximately SEK 18.1 billion and SEK 18.7 billion, respectively. The net assets are expressed mainly in Swedish kronor, Euro, British pounds and U.S. dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our such subsidiaries would affect our shareholders’ equity as of December 31, 2010, by SEK 187 million. In 2010, our shareholders’ equity decreased by SEK 2.4 billion due to exchange rate differences and after net impact of equity hedge adjustments (see also our Consolidated Statement of Changes in Shareholders’ Equity).

Bunker Fuel Exposure

Our expenses are also significantly affected by fluctuations in the price of bunker fuel oil used for propulsion, primarily in our ferry operations.

We use fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the price of oil. Contracts related to hedging of bunker fuels normally extend to 12 to 36 months based on management’s assessment of acceptable risk levels and future oil prices (see also Note 33 in our Consolidated Financial Statements).

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

We recorded net gains/(losses) from currency and interest rate trading activities of SEK 49 million and SEK (4) million for the financial years ended December 31, 2009 and 2010, respectively.

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

At the end of 2010, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest-bearing debt consisted of approximately 50% floating rate borrowings, 10% fixed rate borrowings and 40% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of

December 31, 2010, to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity Securities Rate Risks

At December 31, 2010, the fair value of our marketable securities and short-term investments (excluding restricted cash) amounted to SEK 4.5 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 450 million. Under IFRS, movements in fair value of these investments will result in an immediate charge to our financial statements.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Controls and Procedures.  An evaluation of our disclosure controls and procedures was conducted as of December 31, 2010, (the “Evaluation Date”) under the supervision of our Chief Executive Officer and Principal Financial Officer.

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

Item 16C.	Principal Accountant Fees and Services

Audit, Audit-Related, Tax and Other Fees

Aggregate fees for professional services rendered by auditors and advisors for the years ended December 31, 2009 and 2010, were:

SEK in million	2009	2010

KPMG:
Audit services	24	21
Other audit related services	2	1
Tax services	32	25
Other services	5	2

Total KPMG	63	49

Other auditors
Audit services	2	2
Other audit related services		1

Total	65	52

The audit fees for the years ended December 31, 2009 and 2010, were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. The other audit related service fees for the years ended December 31, 2009 and 2010, include fees for supporting guidelines concerning accounting practices and standards.

Tax service fees for the years ended December 31, 2009 and 2010, were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The Other service fees category for the years ended December 31, 2009 and 2010, includes fees primarily related to other general consulting.

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

During 2010, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Not Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements and schedules, together with the reports of KPMG thereon, are filed as part of this Annual Report.

Other Schedules have been omitted because the required information is not applicable or is included in our Consolidated Financial Statements.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit
Number

1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002).

8	List of Subsidiaries of the Company.*

11.1	Amended Code of Ethics relating to the Chief Executive Officer, Principal Financial Officer and Chief Accounting Officer of Stena AB (publ) (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007).

12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated April 29, 2011.*

12.2	Certification of Staffan Hultgren, Principal Financial Officer of Stena AB, dated April 29, 2011.*

13.1	Certification of Chief Executive Officer and Principal Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 27, 2011	STENA AB (publ)

By:	/s/ Dan Sten Olsson
Name: Dan Sten Olsson
Title: Chief Executive Officer

By:	/s/ Staffan Hultgren
Name: Staffan Hultgren
Title: Principal Financial Officer

FINAL

Consolidated Financial Statements

Stena AB (publ)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Stena AB:

We have audited the accompanying consolidated balance sheets of Stena AB (publ) and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Gothenburg, Sweden
April 27, 2011
KPMG AB

/s/ Thomas Thiel
Thomas Thiel

Stena AB (publ)

Consolidated Income Statements

		Years ended 31 December
		2008	2009	2010	2010
In million	Note	SEK	SEK	SEK	USD1)

Revenues
Ferry operations		10,309	9,599	9,092	1,340
Drilling		6,087	8,112	7,777	1,146
Shipping		4,171	3,088	2,651	391
Investment properties		2,085	2,335	2,380	351
New Businesses — Adactum		3,694	4,797	4,630	683
Other		48	3	7	1

Total revenues		26,394	27,934	26,537	3,912
Net gain on sales of assets	4	372	179	189	28

Total other income		372	179	189	28
Net valuation on investment properties	14	(294)	(301)	424	62

Total income	3	26,472	27,812	27,150	4,002

Direct operating expenses
Ferry operations		(7,483)	(7,033)	(7,117)	(1,049)
Drilling		(2,258)	(2,722)	(2,959)	(436)
Shipping		(3,329)	(3,124)	(2,517)	(371)
Investment properties		(739)	(804)	(885)	(130)
New Businesses — Adactum		(2,858)	(3,476)	(3,306)	(487)
Other		(12)	(29)

Total direct operating expenses		(16,679)	(17,188)	(16,784)	(2,473)

Gross profit		9,793	10,624	10,366	1,529

Selling expenses	19	(1,131)	(1,305)	(1,202)	(178)
Administrative expenses	5	(1,789)	(1,902)	(1,902)	(280)
Depreciation and amortization	3	(2,501)	(3,415)	(3,704)	(546)

Income from operations	3, 34	4,372	4,002	3,558	525
Share of associated companies’ results	6	(80)	24	131	19
Result from securities and receivables accounted for as fixed assets	7	(1,990)	(265)	595	88
Other interest income and similar profit/loss items	8	1,383	836	502	74
Interest expense and similar profit/loss items	9	(2,307)	(2,253)	(2,106)	(310)

Finance net		(2,994)	(1,658)	(878)	(129)

Income before taxes		1,378	2,344	2,680	396

Income taxes	10	367	20	(114)	(17)
Profit for the year		1,745	2,364	2,566	379
Earnings attributable to:
Equity holders of the Parent Company		1,752	2,401	2,568	379

Non-controlling interests		(7)	(37)	(2)

Net income		1,745	2,364	2,566	379

1)	Unaudited-Note 1

Stena AB (publ)

Consolidated Statements of Comprehensive Income

	Years ended 31 December
	2008	2009	2010	2010
In million	SEK	SEK	SEK	USD1)

Profit for the year	1,745	2,364	2,566	379
Other comprehensive income
Change in fair value reserve, net of tax	(2,077)	939	159	23
Change in Cash flow hedges, net of tax	(1,328)	626	216	31
Change in currency translation differences	3,192	(2,097)	(2,450)	(361)
Change in equity hedge, net of tax	(201)	107	191	28
Equity method, net of tax			(50)	(7)
Other comprehensive income for the year	1,331	1,939	632	93
Other comprehensive income attributable to:
owners of the company	1,302	1,995	642	94
non-controlling interest	29	(56)	(10)	(1)
Total comprehensive income for the year	1,331	1,939	632	93

1)	Unaudited-Note 1

See also Note 22 and Note 23

Stena AB (publ)

Consolidated Balance Sheets

		Years ended 31 December
		2009	2010	2010
In million	Note	SEK	SEK	USD1)

ASSETS
Non-current assets
Intangible assets	11
Goodwill		1,376	1,286	189
Trademarks		807	772	114
Distribution agreements		425	358	53
Other intangible assets		181	150	22

Total intangible assets		2,789	2,566	378
Tangible fixed assets
Vessels	12	27,257	28,753	4,239
Construction in progress	12	5,649	6,541	964
Equipment	12	2,182	2,462	363
Buildings and land	13	901	841	124
Ports	13	915	1,042	154

Total tangible fixed assets		36,904	39,639	5,844
Investment properties	14	24,040	24,148	3,560
Financial fixed assets
Investment in associated companies	6	1,115	1,205	178
Investment included in SPEs	15	8,174	6,175	910
Marketable securities	16	2,211	4,130	609
Other non-current assets	17, 23	4,655	4,880	719
Total financial fixed assets		16,155	16,390	2,416

Total non-current assets		79,888	82,743	12,198
Current assets
Inventories	18	615	645	95
Trade debtors	19	3,284	2,754	406
Other current receivables	19	1,721	1,116	164
Prepaid expenses and accrued income	19	1,820	1,888	278
Short-term investments	20	3,694	4,127	608
Cash and cash equivalents	21	1,183	1,665	246

Total current assets		12,317	12,195	1,797
Total assets	3	92,205	94,938	13,995

1)	Unaudited-Note 1

		Years ended 31 December
		2009	2010	2010
In million	Note	SEK	SEK	USD1)

SHAREHOLDERS’ EQUITY AND LIABILITIES
Equity attributable to shareholders of the company	22
Share capital		5	5	1
Reserves		780	(1,096)	(162)
Retained earnings		25,723	27,709	4,084
Net income		2,364	2,566	379

Equity attributable to shareholders of the company		28,872	29,184	4,302

Non-controlling interest		311	264	39

Total equity		29,183	29,448	4,341
Non-current liabilities
Deferred income taxes	23	3,646	4,057	598
Pension liabilities	24	1,122	1,088	160
Other provisions	25	1,920	1,492	220
Long-term debt	26	31,485	38,190	5,630
Debt included in SPEs	15	8,249	5,140	758
Senior Notes	27	6,147	6,256	922
Capitalized lease obligations	28	1,908	1,644	242
Other non-current liabilities	29	1,163	946	140

Total non-current liabilities		55,640	58,813	8,670
Current liabilities
Short-term debt	26	1,541	1,649	243
Capitalized lease obligations	28	135	225	33
Trade accounts payable		1,311	1,313	194
Income tax payable		150	130	19
Other current liabilities		2,011	1,024	151
Accrued costs and prepaid income	30	2,234	2,336	344

Total current liabilities		7,382	6,677	984

Total equity and liabilities		92,205	94,938	13,995
Pledged assets	31	59,846	60,439	8,910
Commitments and contingent liabilities	31	3,780	2,510	370

1)	Unaudited-Note 1

Stena AB (publ)

Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to equity holders of the company
					Retained
					earnings
		Fair			including		Non-
	Share-	value	Hedging	Translation	Net		controlling	Total
SEK million	capital	reserve1)	reserve1)	reserve1)	income	Total	interest	equity

Closing balance as per 31 December 2007	5	835	847	(46)	24,574	26,215	171	26,386

Acquired subsidiary							167	167
Exchange differences arising on the translation of foreign operations				3,156		3,156	36	3,192

Change in Hedgings reserve, net of tax
- bunker hedge			(1,189)			(1,189)		(1,189)
- interest swap hedge			(139)			(139)		(139)
Change in fair value reserve, net of tax		(2,077)				(2,077)		(2,077)
Change in net investment hedge, net of tax			(201)			(201)		(201)

		(2,077)	(1,529)	3,156		(450)	36	(414)
Net income					1,752	1,752	(7)	1,745

Total Comprehensive income		(2,077)	(1,529)	3,156	1,752	1,302	29	1,331
Dividend					(390)	(390)		(390)
					(40)	(40)		(40)

Closing balance as per 31 December 2008	5	(1,242)	(682)	3,110	25,896	27,087	367	27,454
Exchange differences arising on the translation of foreign operations				(2,079)		(2,079)	(19)	(2,098)
Change in Hedgings reserve, net of tax
- bunker hedge			585			585		585
- interest swap hedge			42			42		42
Change in fair value reserve, net of tax		939				939		939
Change in net investment hedge, net of tax			107			107		107
		939	734	(2,079)		(406)	(19)	(425)
Net income					2,401	2,401	(37)	2,364
Total comprehensive income		939	734	(2,079)	2,401	1,995	(56)	1,939
Dividend					(190)	(190)		(190)
Transfer to charitable trust					(20)	(20)		(20)

Closing balance as per 31 December 2009	5	(303)	52	1,031	28,087	28,872	311	29,183
Acquired non-controlling interest							96	96
Acquisition of subsidiary							(133)	(133)
Exchange differences arising on the translation of foreign operations				(2,442)		(2,442)	(8)	(2,450)
Change in Hedgings reserve, net of tax
- bunker hedge			153			153		153
- interest swap hedge			63			63		63
Change in fair value reserve, net of tax		159				159		159
Change in net investment hedge, net of tax			191			191		191
Equity method					(50)	(50)		(50)
		159	407	(2,442)	(50)	(1,926)	(8)	(1,934)

Net income					2,568	2,568	(2)	2,566
Total comprehensive income		159	407	(2,442)	2,518	642	(10)	632

Dividend					(316)	(316)		(316)
Transfer to charitable trust					(14)	(14)		(14)
Closing balance as per 31 December 2010	5	(144)	459	(1,411)	30,275	29,184	264	29,448

1)	See also Note 22

Stena AB (publ)

Consolidated Statements of Cash Flows

		Years ended 31 December
		2008	2009	2010	2010
In million	Note	SEK	SEK	SEK	USD1)

Net cash flows from operating activities
Net income		1,745	2,364	2,566	379
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	2,501	3,415	3,704	546
Net valuation of investment properties		294	301	(424)	(63)
Share of affiliated companies’ results		80	(24)	(131)	(19)
Dividend from associated companies		38
Gain on sale of assets	4	(372)	(179)	(189)	(28)
Loss/gains on securities, net		1,785	81	(445)	(66)
Unrealized foreign exchange losses/gains		79	148	(159)	(23)
Deferred income taxes	10	(620)	(230)	(77)	(11)
Provision for pensions		(233)	(190)	(449)	(66)
Other non cash items		(74)	311	(62)	(9)
Net cash flows from trading securities		565	(35)	(58)	(9)

Cash flow from operations before changes in working capital		5,788	5,962	4,276	631

Changes in working capital
Receivables		(80)	2,829	784	116
Prepaid expenses and accrued income		(514)	(294)	(78)	(12)
Inventories		(355)	467	(62)	(9)
Trade accounts payable		(155)	127	59	9
Accrued costs and prepaid income		26	(855)	162	24
Income tax payable		(55)	76	(13)	(2)
Other current liabilities		726	(1,228)	(63)	(9)

Net cash provided by operating activities		5,381	7,084	5,065	748

Net cash flows from investing activities
Purchase of intangible assets		(54)	(61)	(30)	(4)
Cash proceeds from sale of tangible fixed assets	4	1,560	469	895	132
Capital expenditure on tangible fixed assets		(9,642)	(9,169)	(10,159)	(1,497)
Purchase of subsidiary, net of cash acquired	32	(605)		(127)	(19)
Investments in affiliated companies		(402)	(162)
Proceeds from sale of securities		7,353	5,040	5,883	867
Purchase of securities		(4,744)	(2,709)	(5,987)	(883)
Increase of noncurrent assets		(1,272)	(119)	(405)	(60)
Decrease of noncurrent assets		424	341	251	37
Other investing activities		(15)	(86)	(2)

Net cash used in investing activities		(7,397)	(6,456)	(9,681)	(1,427)

Net cash flows from financing activities
Proceeds from issuance of debt		9,827	4,795	6,250	921
Principal payments on debt		(3,631)	(2,006)	(6,491)	(957)
Net change in borrowings on line-of-credit agreements		(188)	(4,483)	6,245	921
Proceeds from new capitalized lease obligations		46	1	618	91
Principal payments on capitalized lease obligations		(687)	(184)	(136)	(20)
Net change in restricted cash accounts		(2,896)	1,100	(688)	(101)
Dividends paid		(390)	(190)	(316)	(47)
Other financing activities	32	633	60	(331)	(49)

Net cash provided by/used in financing activities		(2,714)	(907)	5,151	759

Effect of exchange rate changes on cash and cash equivalents		25	31	(53)	(8)
Net change in cash and cash equivalents		723	(248)	482	72

Cash and cash equivalents at beginning of year	21	708	1,431	1,183	174

Cash and cash equivalents at end of year	21	1,431	1,183	1,665	246

1)	Unaudited-Note 1

Notes
Amounts are shown in SEK millions unless otherwise stated.

1 — Summary of Significant Accounting Principles

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). Conversion to IAS 33, Earnings Per Share, is not applied, since Stena AB is not a listed company.

Further supplementary disclosures have been provided in accordance with the Swedish Financial Accounting Standards Council’s recommendation RFR 1 Supplementary Accounting Rules for Groups, and the relevant statements from the Swedish Financial Reporting Board. In accordance with IAS 1, the companies of the Stena Group apply uniform accounting principles, irrespective of local legislation. The principles below have been applied consistently for all the years covered by this Financial Report.

The Financial Report and Consolidated Financial Statements were approved for issue by the Board of Directors on 27 April 2011. The balance sheets and income statements will be approved by the Annual General Meeting on 19 May 2011.

In conjunction with the preparation of these financial statements, senior management has made estimates and assumptions which affect the carrying amounts of assets and liabilities, as well as contingent liabilities at the date of the financial statements and recognised revenues and costs. The actual future outcome of specific transactions may differ from the outcome estimated at the date of preparation of this financial statements. Differences of this type will impact the outcome of financial statements in forthcoming accounting periods. Areas involving a high degree of assessment, which are complex or in which the assumptions and estimations are of material significance to the consolidated financial statements are stated in Note 2.

The Group’s financial statements are based on acquisition cost, with the exception of available-for-sale financial assets, financial assets and financial liabilities valued at fair value through the income statement and investment properties, which are recognised at fair value.

Solely for the convenience of the reader, the 2010 financial statements have been translated from Swedish kronor (SEK) into United States dollars (USD) using the 31 December 2010 Noon Buying Rate of the Federal Reserve Bank of New York of USD 1.00=SEK 6.7835.

The Group has adopted the following new and amended IFRSs as of 1 January 2010:

•	IAS 27 (revised), ’Consolidated and separate financial statements’, (effective from 1 July 2009). The revised standard requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. This has been applied in the acquisition of additional shares of Ballingslöv. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in the Income Statement. The group will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from 1 January 2010.

•	IFRS 3 (revised), ‘Business combinations’ (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling

1 — Summary of Significant Accounting Principles — continued

interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group has applied IFRS 3 (revised) prospectively to all business combinations as from 1 January 2010.

•	IFRIC 16, ‘Hedges of a net investment in a foreign operation’ effective 1 July 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, the group should clearly document its hedging strategy because of the possibility of different designations at different levels of the group.

Other new and amended IFRSs have not had any significant impact on the consolidated Financial Statements.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or, in any other way, has a controlling influence.

As regards companies acquired or divested during the year, the following applies:

•	Companies acquired during the year have been included in the consolidated financial statement as of the date upon which control was gained.

•	Companies divested during the year are included in the consolidated Financial statements until the date upon which Stena’s control ceased.

The Group’s consolidated financial statements include the financial statements for the Parent Company and its directly or indirectly owned subsidiaries after:

•	elimination of inter-company transactions and

•	amortisation of acquired surplus values.

Equity in the Group includes equity in the Parent Company and the portion of equity in the subsidiaries arising after the acquisition.

Non-controlling interest is recognised in equity as a separate category. Non-controlling interest share of profit/loss for the year is specified following the net profit/loss for the year in the Financial statements.

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

1 — Summary of Significant Accounting Principles — continued

Acquisition of investment properties and vessels, in companies with only assets, are accounted for as an asset deal.

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

Transaction costs, exempt from transaction costs which is assignable to equity- or liability instruments, are reported as expenses in the Income Statements. For acquisitions before 1 January, 2010 transaction costs have been capitalized.

Conditional purchase-price is reported according to fair-value at the date of acquisition. If the conditional purchase-sum is classified as equity-instrument, no revaluation is carried out and the adjustment is reported in equity. For other conditional purchase-sum, these are revalued each quarter and the variation is reported in the Income Statement.

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

Special purposed entities (SPE)

Special purposed entities (SPE) are consolidated in the group accounts when the group has a significant economic impact of the SPE. Definition of significant economic impact is if the group stands behind the majority of the risks which are related to the SPE and its assets or if it has the right to keep the majority of the rewards in the SPE.

Acquisition with non-controlling interest

Acquisition with non controlling interest arise when less than 100% is acquired. This kind of acquisition is reported as a proportion of the net assets, which are acquired.

The acquisition is reported as a transaction within equity i.e. between the owner of the parent company and the non controlling interest. Therefore no goodwill arises in this kind of

1 — Summary of Significant Accounting Principles — continued

transaction. The change in non-controlling interest is based on the proportional share of the net assets. Any gain/loss arising is recognized directly in equity.

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

Transaction in foreign currency

Foreign currency transactions are converted to the functional currency at the exchange rate prevailing on the transaction day. The functional currency is the currency of the primary economic environment in which the company generates and expends cash. Monetary assets and liabilities in foreign currencies are converted to the functional currency at the exchange rate prevailing on the closing date. Exchange differences which arise are reported in the Income Statement. Non monetary assets and liabilities which are reported at historical cost, are revaluated at transaction date. Non monetary assets and liabilities which are reported to fair-value are revalued to the functional at the exchange rate ruling at the time for revaluation at fair value.

Segment reporting

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

The Group’s segments, its business areas, have implemented systems and procedures to support internal control and reporting. This forms the basis of the identification of primary risks and the varying returns that exist in the business, and is based on the various business models for the Group’s end clients. The segments are responsible for operating profit/loss, EBITDA (operating income before amortisation and depreciation) and for those assets utilised in their operations, whilst net financial income, taxes and equity are not reported per segment. Operating profit/loss and assets for the segment are consolidated in accordance with the same principles as the rest of the Group as a whole. Sales between segments take place on market conditions and at market prices. The Stena Group’s business areas and, thereby, its segments are:

•	Ferry operations

•	Drilling operations

•	Shipping operations

•	Property operations

•	New businesses — Adactum

Revenue recognition

Revenue includes the fair value of amounts received or to be received regarding services and goods sold in the Group’s operating activities. Revenue is reported excluding value added tax, returns and discounts and after elimination of internal Group sales.

1 — Summary of Significant Accounting Principles — continued

The Group reports revenue when the amount can be measured in a reliable way, it is probable that future economic benefits will be generated to the Company and specific criteria have been fulfilled for each of the Group’s operations. Revenue amounts are not considered to be reliably measurable until all commitments regarding sales have been met or have fallen due. The Group bases its judgments on historical outcome, thereby considering the type of client, type of transaction, and special circumstances in each individual case.

The Group’s shipping and drilling revenues are derived from charter contracts. Revenue is recognised evenly within the charter period. Provisions are made in advance for any ongoing loss contracts.

Revenues from the Group’s ferry operations consist of ticket sales, onboard sales, and freight revenues and are recognised in the period in which services are rendered.

IFRIC 13 Customer Loyalty Programmes, addresses the accounting by Stena Line that operate customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. The fair value of the total consideration received in the initial sales transaction is allocated between the award credits and the sale of the goods or services. The revenue related to the award credits granted is recognised in the income statement when the risk of a claim being made expires.

Rental income from the Company’s real estate operations is derived from leases and is recognised on a straight-line basis over the life of the leases. Sales and purchases of properties are reported when the risks and rewards associated with ownership are transferred to the buyer from the seller, which normally takes place on the day of taking possession as long as this does not conflict with the conditions of the sales contract.

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

Sales of vessels and investment properties are recognised in other income. Revenue recognition takes place when all material benefits and risks have been transferred to the buyer.

Interest income is recognised as income in the finance net distributed over the term with application of the effective interest method.

Dividend income is recognised when the right to payment is received. The income is reported in the financial net.

Tangible fixed assets

Tangible fixed assets are recognised in the balance sheet when, on the basis of available information, it is likely that the future economic benefit associated with the holding will accrue to the Group and the acquisition cost of the asset can be reliably calculated.

Vessels, equipment and buildings used in business operations are recorded at acquisition cost less accumulated depreciation and any impairment charges. Acquisition expenditure is capitalised upon acquisition. Repairs and maintenance costs for tangible fixed assets are charged to the income statement for the year.

1 — Summary of Significant Accounting Principles — continued

Dry-docking costs for vessels are capitalized and amortized over a period of two to five years. For vessels, the Company uses appraisals carried out by independent vessel brokers. If a review indicates that the net book value of an asset exceeds its recoverable amount, discounted cash flows based upon estimated capital expenses and future expected earnings are utilised. For assets having a direct joint income, e.g. a ferry route, the smallest cash generating unit is used. If a write-down requirement arises on balance sheet date, the recoverable amount of the asset is estimated and the asset is impaired down to this value. Impairment is reversed if any change is made to the calculations used to determine recoverable amount.

Construction in progress includes advance payments, as well as other direct and indirect project costs, including financial expenses, which are capitalized on the basis of the actual borrowing cost.

Buildings used in business operations is split into buildings and land and port terminals and refer to properties used by the Company in its own operations.

Tangible fixed assets are depreciated according to plan, using the straight-line method. The residual values and useful lives of the assets are tested on every balance sheet date and adjusted when needed. No depreciation is carried out regarding land. The residual values are estimated to zero. All assets are divided into components.

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

Investment properties, that is properties held in order to generate rental income or increase in value or a combination of these, are valued continuously with the fair value model (estimated market value). These properties are initially valued at acquisition cost. Fair value is based on the estimated market value on the balance sheet date, which means the value at which a property could be transferred between well informed parties that are independent of each other and that have an interest in the transaction being carried out. Changes in fair value are reported in the income statement, with an impact on changes in value of properties.

The term investment properties, which mainly includes residential and office buildings, also includes land and buildings, land improvements and permanent equipment, service facilities etc in the building or at the site.

1 — Summary of Significant Accounting Principles — continued

Sales and purchases of properties are reported when the risks and rewards associated with ownership are transferred to the buyer from the seller, which normally takes place on the day of taking possession as long as this does not conflict with the conditions of the sales contract.

Profit or loss arising upon the sale or disposal of investment properties is composed of the difference between the net proceeds from sale and the most recently determined valuation (carrying amount based on the most recently determined fair value). Income arising from sales or disposals is reported in the income statement as net gain on sale of assets.

In the event that Stena utilises a portion of a property for its own administration, such a property will only be considered to be an investment property if an insignificant portion is used for administrative means. In any other case, the property will be classified as a building used in business operations, and be accounted for in accordance with IAS 16—Property, Plant & Equipment.

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

The valuation of investment properties at fair value (assessed market value) utilises an internal valuation model which has been quality assured through the reconciliation of assumptions with external property values, as well as through external valuation. The internal valuation is determined on an earnings basis, which means that each individual property’s net rental income is divided by the required return by market yield for the property in question. Assumptions have been made in the calculation of net rental income regarding operating and maintenance expenses, as well as vacancies. These assumptions are based on market assumptions of those cash flows. However, historical outcome, budget and normalised costs have been a part of these considerations. Different required returns have been utilised for different markets and types of properties.

Intangible assets

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

Trademarks

Trademarks acquired are reported at fair value on acquisition date. Amortisation is performed over periods of 10 respectively 40 years. Useful life is reviewed on a yearly basis.

Trademarks have a definable useful lifetime and are reported at acquisition value less accumulated amortization.

1 — Summary of Significant Accounting Principles — continued

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

Financial expenses

Financial expenses are reported in the period in which they arise. Financial expenses regarding new construction projects of vessels and properties are capitalized as a portion of the acquisition cost. Expenses for the financing of long-term loans and credits are deferred and amortized over the term of the financing.

1 — Summary of Significant Accounting Principles — continued

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

Financial assets and liabilities

General

A financial instrument is any form of agreement giving rise to a financial asset in a company and a financial liability or equity instrument in another company. Financial assets in the consolidated balance sheet consist of cash and cash equivalents, trade debtors, other financial assets, shares and derivative assets. Financial liabilities are materialised through requirements regarding the repayments of cash or of other financial assets. In the consolidated balance sheet, financial liabilities consist of trade accounts payable, loans, financial leasing liabilities, bonds and derivative liabilities.

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

Realized result is defined as proceeds from sales less the net book value as of the previous year end.

Classification of financial assets

Financial assets in the group are divided into the following categories:

•	Financial assets at fair value through the income statement

—  Trading

1 — Summary of Significant Accounting Principles — continued

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

Fair value option is applied, because the investments are managed and their performance, are evaluated on a fair value basis in line with the Group’s investment policy. These assets are classified as Marketable securities in the balance sheet and changes in fair value are reported in the income statement under gains (loss) on securities.

Internally, the Group follows up and reports on these assets on the basis of their fair values and, consequently, considers that this valuation and recognition in the income statement and balance sheet provides readers of the Financial Report with the most relevant information. Changes in fair value are reported in the income statement in finance net.

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

1 — Summary of Significant Accounting Principles — continued

balance sheet date which are classified as financial fixed assets. Loans receivables and trade debtors are listed in the balance sheet under other receivables and trade debtors. Assets in this category are valued at amortized cost, with allowances for bad debt losses and loan losses, when applicable.

Available-for-sale financial assets

Investments in certain shares (with the exception of participations in subsidiaries and associated companies) and bonds are categorised as available-for-sale financial assets when the investments are not held for trading. These assets are classified as Marketable securities or other non-current assets in the balance sheet . Period changes in fair value, with the exception of impairment charges, are reported in other comprehensive income for these instruments and are cumulated in the fair value reserve which is a specific component of equity. When these financial instruments are sold, the accumulated gains or losses are reclassified through other comprehensive income and are recognized in the income statement.

Receivables and liabilities in foreign currency

Transactions in foreign currency are translated in accordance with current exchange rates per transaction date.

Both in the individual Group companies and in the Group’s annual accounts, receivables and liabilities in foreign currency are translated at the closing rate of exchange. Related exchange rate differences on current payments are included in operating income, while differences in financial receivables and liabilities are reported in financial items. All exchange rate differences affect net profit/loss for the year. An exception is formed by that portion of the difference consisting of an effective hedging of net investments, where recognition takes place directly against comprehensive income.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available for sale, are included in the available-for-sale reserve in comprehensive income.

The following currency exchange rates have been applied in the Group’s annual accounts:

	Average rates		Change in

	2009	2010	%

USD	7.6457	7.2049	(6)
GBP	11.9260	11.1256	(7)
EUR	10.6213	9.5413	(10)

	Closing rates		Change in

	2009	2010	%

USD	7.1553	6.7273	(6)
GBP	11.5704	10.4942	(9)
EUR	10.2506	9.0089	(12)

1 — Summary of Significant Accounting Principles — continued

Financial liabilities

Financial liabilities in the Group are divided into the following categories:

•	Financial liabilities at fair value through the income statement, held for trading

•	Other financial liabilities

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

The liabilities in the balance sheet, long-term and short term debt, debt in SPEs and senior notes are initially reported at fair value, net after transactions costs and, subsequently, at amortized cost.

Loan amounts are reported as liabilities in the balance sheet, where liabilities with a term of over 12 months are reported as long-term and all others as short-term.

The early redemption of liabilities reduces the outstanding liabilities by a nominal principal loan amount. Any premiums or discounts are taken up as income.

Derecognition

Financial assets are derecognized from the balance sheet when the agreed rights to cash flows have ceased or been transferred and when essentially all the risks and advantages associated with the ownership of the financial asset have been transferred. Financial liabilities are derecognized from the balance sheet when they have been extinguished.

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

1 — Summary of Significant Accounting Principles — continued

balance sheet (cash flow hedges) or recognized in the balance sheet at amortized cost. The Stena Group applies the following hedge accounting models:

•	Cash flow hedging and

•	Hedging of foreign net investments

To apply hedge accounting, future-oriented hedge relationships must be anticipated to be very effective and must historically have been proven to be effective hedges within the span of 80—125%. A regular review of hedge effectiveness is carried out regarding hedging instruments and their correlation with the underlying exposure. Hedging instruments that do not fulfil the criteria for hedge accounting are measured at fair value through the income statement and are hence classified as financial assets or liabilities held for trading.

Cash flow hedging

For the Stena Group’s hedges of oil price risk in bunker-oil (so-called bunker hedgings) and certain currency and interest rate swaps, cash-flow hedge accounting is applied.

The hedged item consists of a highly probable forecast consumption of bunker fuels and the floating interest rate cash outflows of loans. The Group is exposed to the price of bunker fuels for vessel operations and uses a fixed price contract, swaps and options to hedge its oil price risk. Hedging contracts are regularly entered into so as to match the underlying cost of delivery of bunker fuel. Hedging instruments (oil options and futures in the case of bunker hedges and interest rate swaps in cash of interest rate hedges), forming an effective hedge, are valued and reported through other comprehensive income and are accumulated in the so-called hedge reserve until the hedged item affects the income statement, that is, when the purchase takes place or when the interest rate payment is made.

In conjunction with the purchase, when the accumulated fair value of the hedging instruments is removed from the hedging reserve and is reclassified through other comprehensive income, it is reported in item Direct operating expenses in the income statement as an adjustment of the cost of bunker fuel for the current period or as part of interest rate expense in case of interest rate hedges.

Positive or negative value of the derivatives are accounted for as an other non-current asset or other non-current liability. The short-term part of the hedged item is accounted for as other current receivables or other current liabilities.

It is the Group’s policy that duration and date of maturity for financial instruments which are held and classified as hedge contracts for interest and FX exposure should correspond with the underlying exposure’s dates of maturity.

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

1 — Summary of Significant Accounting Principles — continued

Hedging of net investments

Hedging of net investments in foreign operations is reported in the same manner as cash flow hedges. The gains or losses attributable to the effective part of the hedging are reported through other comprehensive income and are accumulated in the translation reserve. Gains or losses attributable to the ineffective portion of hedging are directly reported in the income statement as financial items.

Accumulated gains or losses are reclassified through other comprehensive income and reported in the income statement when the foreign operations, or portions of these operations, are sold.

Fair value determination of financial instruments valued at fair value in the balance sheet

(i)	Financial instruments listed on an active market (level 1 measurement)

For financial instruments listed on an active market, fair value is determined on the basis of the asset’s listed buying current bid-rate on balance sheet date, with no addition for any transaction costs (for example brokerage) on acquisition date. A financial instrument is considered to be listed on an active market if the listed prices are easily available on a stock exchange, with a trader, broker or industry organisation providing current price information or supervisory authority, and if these prices represent actual and regular market transactions carried out under arm’s length conditions. Any future transaction costs from disposals are not considered. The fair value of financial liabilities is determined on the basis of the listed selling rate.

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

If there are no similar financial instruments on a quoted market and no observable pricing information from the market, the valuation is based on estimated discounted cash-flows. Fair value is determined by hypothesizing what a market price would be if there was a market i.e. calculated fair value is a prediction instead of an observation.

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

1 — Summary of Significant Accounting Principles — continued

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

Impairment of financial assets

The Group makes an assessment on each balance sheet date regarding whether there exists any objective evidence that an impairment requirement has arisen for a financial asset or a group of financial assets. As regards shares classified as available-for-sale assets, any significant or extended decline in the fair value of a share to a level below its acquisition value is regarded as an indication that an impairment requirement exists. If such evidence is present for available for- sale financial assets, the accumulated loss — calculated as the difference between acquisition cost and current fair value, less any previous impairment charges reported in the income statement — is subtracted from comprehensive income and reported in the income statement. Impairment of equity instruments, which is reported in the income statement, is not reversed in the income statement. Reversal of impairment of bonds is recorded in the income statement on the same line as the impairment.

Bonds are impaired when insolvency exists for the counterpart. Reversal of impairment of bonds is recorded in the income statement on the same line as the impairment.

Financial risk management

Translation differences from net investments

Translation differences from the exposure of net assets in foreign subsidiaries are reported directly in the Group’s equity. Results from the translation of forward currency contracts or exchange rate differences from borrowings in foreign currency are transferred to translation differences in net financial income when the hedges are no longer considered to be effective.

Forward deductions or increases from currency swaps or forward agreements are reported as interest income or interest expenses in the Group’s net financial income.

Translation differences from translation exposure

Monetary assets and liabilities in foreign currency arising as a result of the operations of the Company are translated at the closing rate of exchange. Derivative instruments attributable to the financial hedging of the value of these balance sheet items, such as currency swaps, currency forward agreements or currency option contracts, are valued at fair value, which includes translation at the closing rate of exchange, while changes in fair value are reported gross as exchange rate differences in the Group’s net financial income, where the translation of monetary assets and liabilities is also reported. Forward allowances or increases from currency swaps or forward agreements are reported as interest income or interest expenses in the

1 — Summary of Significant Accounting Principles — continued

Group’s net financial income. According to the Group’s finance policy, 100% of such exposure should be hedged.

Transaction exposure

Realized results from currency forward agreements or currency option contracts, including paid or received premiums from option contracts, which are intended to hedge expected or contracted future cash flows in foreign currency, are allocated to a particular period and reported as an adjustment of the underlying transaction when it takes place. Forward deductions or increases from these currency swaps or forward agreements are reported in the Group’s operating profit/loss, unless accounted for as a cash-flow hedge. According to the Group’s finance policy, 0 — 100% of such exposure should be hedged.

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

In particular, management must assess the likelihood that deferred tax assets can be settled against surpluses in future tax assessments.

1 — Summary of Significant Accounting Principles — continued

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

Leasing

Leasing contracts are defined in two categories, operating and finance lease. The Company is both a lessor and a lessee. Any leasing agreements in which the economic risks and benefits associated with ownership are essentially transferred to the lessee are defined as financial leases. Assets leased under financial leasing agreements are classified in the consolidated balance sheet as tangible fixed assets.

The commitment to pay future minimum lease payments is reported as long and short-term liabilities. The assets are depreciated according to the shorter period of the economic life or the lease term, while rental payments are reported as interest and repayments of liabilities.

Other leased assets are reported as operating leasing agreements, which implies that the leasing charges are expensed over the term of the lease on the basis of utilization.

In those instances when the Company is a lessor, the structure of those contracts creates an operating lease agreement.

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

Trade debtors

Trade debtors are reported at fair value reduced by any provision for uncollectibility. A write-down of trade debtors is made when there exists objective evidence that the Group will be unable to receive all the amounts that are due in accordance with the original conditions of the receivable. The amount of the allocation consists of the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted by the effective interest rate. The allocated amount is reported in the income statement.

1 — Summary of Significant Accounting Principles — continued

Cash and cash equivalents

Cash and cash equivalents include cash and bank balances with an original maturity of three months or less.

Employee benefits

Post-employment benefits, such as pensions and other benefits, are predominantly settled by the means of regular payments to independent authorities or bodies thereby assuming pension commitments towards the employees — that is to say, through so-called defined contribution plans. The Company thus pays set fees to a separate legal entity and has no commitment to pay any further fees. Expenses are charged to the Group’s income statement, as administration costs, at the rate that the benefits are earned. The remaining portion of post-employment benefits consists of so-called defined benefit plans, in which the commitments remain with the Company. Remuneration to employees and former employees is paid on the basis of salary at retirement date and number of years of service. The Company bears the risk for ensuring that the remuneration undertaken is paid. For defined benefit plans, the Company’s costs and the value of outstanding commitments on balance sheet date are calculated on the basis of actuarial assumptions intended at to determine the present value of issued commitments.

The amount recognized in the balance sheet is the net total of the estimated present value of the commitments and the fair value of the plan assets, either as a provision or as a long-term financial receivable. In cases in which a surplus in a plan cannot be fully utilized, only that portion of the surplus that the Company can recover through decreased future contributions or repayments is recognized. The setoff of a surplus in a plan against a deficit in another plan is allowed only if a company has the right to utilize a surplus in a plan to settle a deficit in another plan, or if the commitments are to be settled on a net basis.

The pension expense and the pension commitment for defined benefit pension plans are calculated annually by independent actuaries. The commitment consists of the present value of expected future payments. The most important actuarial assumptions are stated in Note 24. Actuarial gains and losses may result upon determination of the present value of the defined benefit commitment and the fair value of plan assets. These result either from differences between the actual return and expected returns, or changes in assumptions. The Group applies the corridor method which means that a portion of the accumulated actuarial gains and losses at the end of the prior year exceeding 10% of the greater of the present value of the defined benefit commitment and the fair value of plan assets is recognized in profit/loss over the expected average remaining period of service of the employees participating in the plan. The described accounting principle is only applicable for consolidated Group accounting. The parent company and its subsidiaries apply local rules and accounting principles.

Accounts payable

Accounts payable are initially reported at fair value and subsequently at amortized cost.

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Provisions

Generally, provisions are reported when there is an undertaking as a result of a historical event, in and is probable that an outflow of resources will be required to settle the undertaking and the amount can be reliably estimated. Provisions are made in the amount that represents the best estimate of the amount required to settle the existing commitment on the balance sheet

1 — Summary of Significant Accounting Principles — continued

date. Where there is doubt in the estimates referring to forthcoming events outside the Group’s control, the actual outcome may differ significantly.

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

IFRS that have been issued but are not yet effective

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2011 or later periods, and the Group has not early adopted them:

—	IFRS 9, ’Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ’Financial instruments: recognition and measurement’. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. However, the standard has not yet been endorsed by the EU. The group is yet to assess IFRS 9’s full impact.

—	Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, ’IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The Group will apply these amendments for the financial reporting period commencing on 1 January 2011.

Other new standards, revisited versions or interpretations will not have any material impact on the Group accounts.

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

According to IFRS, intangible assets are to be defined as having either definite or indefinite lives. Intangible assets with indefinite useful lives are not amortized but instead tested annually for impairment. Goodwill, according to IFRS, has by definition an indefinite useful life and is

2 — Critical accounting estimates and judgements — continued

therefore not amortized. Acquired trademarks have been deemed to have definite useful lives and are amortized over a period of 10 respectively 40 years.

Assets with indefinite useful lives

Goodwill is subject to annual impairment testing according to the described accounting principle in Note 1. The recoverable amount for cash-generating units have been determined by calculating value in use. These calculations require the use of estimates which affects future cash flows and the determination of a discount rate, see Note 11. As of 31 December 2010, the net booked value of goodwill amounts to SEK 1,286 million as compared to SEK 1,376 million as of 31 December 2009.

Assets with definite lives

Acquired trademarks and other intangible assets which are amortized are tested annually for impairment when there are indicators that the intangible asset should be impaired. Important indicators are:

—	Significant decline in the economic environment.

—	Decline of the operating result compared to historic and budgeted operating results.

See also Note 11.

As of 31 December 2010, the net book value of trademarks and other intangible assets amounts to SEK 1,280 million, as compared to SEK 1,413 million as of 31 December 2009.

b)	Impairment testing of vessels

Twice a year, or if an indication of an impairment requirement exists, Stena makes an assessment of whether or not a write-down requirement exists as regards the value of vessels. See further the description under Note 1, headed “Impairment of non-financial assets”.

The recoverable amount is determined on the basis of calculations of value in use. These calculations are based on estimated future cash flows. There were no impairment of vessels in 2010. Impairment charges of SEK 150 million were recorded for three crude oil tankers during 2009. If the estimated discount rate, a so-called WACC interest rate, had been 1% higher than the assumed interest rate of 7.5%, it would not have produced a further impairment requirement on the carrying amount.

c)	Retirement benefits

If the discount rate used increased/decreased by 0.25% from management’s assessments, the carrying amount on the pension commitments would be estimated at SEK 434 million lower and SEK 437 million higher, respectively.

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

2 — Critical accounting estimates and judgements — continued

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

The fair value of an investment property can only be set at the date of sale. The valuation of investment properties is based on accepted principles and assumptions, therefore, the fair value is not the exact value but an estimate. In a normal market the fair value of a property is within a range of +/−5% to 10% and in a less liquid market the range can be larger. For Stena a fair value within the range of +/−5% is equal to +/−SEK 1,207 million.

3 — Segment Information

We are active internationally, primarily in the areas of ferry operations, offshore drilling, shipping, properties and new businesses — Adactum. There are no significant transactions between the operating segments.

Ferry operations are conducted in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland under the “Stena Line”, “Scandlines” and “HH-Ferries” brand names. We are one of the world’s largest ferry operators. The business currently consists of 17 strategically located ferry routes, 38 vessels and four ports in Scandinavia and the UK.

Ferry revenues are primarily generated from: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consist primarily of retail sales, restaurants, bars, gaming and, on our Norway — Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. Direct operating expenses for ferry operations consist mainly of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs.

Offshore drilling is operated through Stena Drilling. We are one of the world’s leading companies in the development, construction and operation of offshore drilling rigs and drillships. We currently own and operate two third generation and two fifth generation semi-submersible drilling rigs and three sixth generation ultra-deepwater drillships. We have also one enhanced ultra-deepwater ice-class drillship, Stena DrillMAX ICE, on order scheduled for delivery in the first quarter of 2012.

3 — Segment Information — continued

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

Stena Bulk, with eight offices in eight countries, is one of the world’s leading tanker shipping companies. The Group develops pioneering tankers to meet the customers’ need for safe transportation and innovative logistics. Stena currently controls a fleet of approximately 80 tankers and is active in all segments of the tanker market. The Group also has three Suezmax tankers on order scheduled for delivery in the third and fourth quarters of 2011 and in the first quarter of 2013.

Stena RoRo provides vessels, innovative solutions and project management. Our customers are operators and ship owners around the world.

Northern Marine Management (“NMM”) is the Company’s international ship management company based in Glasgow, Scotland, with a world-wide customer base. With an extensive portfolio of clients and a wide range of vessels under management, NMM is a market leader in quality services. NMM operates a diverse high-tech fleet of over 100 vessels from its worldwide network of offices including Aberdeen, Glasgow, Gothenburg, St Petersburg, Hamburg, Houston, Manila, Mumbai and Singapore.

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

The Group owns a total of 2.0 million sqm, mainly in Sweden, and manages a further 192,000 sqm on behalf of related companies. The property portfolio consists of approximately 20,700 apartments and commercial properties. Stena is one of Sweden’s largest privately-owned property companies.

Property revenues consist of rents for properties owned and management fees for properties managed by us. Property expenses consist primarily of maintenance, heating and personnel costs.

New Businesses - Adactum includes long-term investments in listed and private companies in new businesses outside our traditional lines of business through our subsidiary Stena Adactum. Our objective is to create value outside of our core business by building strong, profitable companies that can create platforms for new business opportunities within the Group. As of 31 December 2010, Stena Adactum had direct investments in five private companies, of which four are wholly owned and held significant ownership interest in two listed companies.

The four subsidiaries are all operating in different range of businesses:

•	“Blomsterlandet” through which the Company is creating a chain of retailers with one of Sweden’s most extensive range of indoor and outdoor plants.

3 — Segment Information — continued

•	“Envac” which operates automated household and municipal waste collection systems with activities in 30 countries.

•	“Stena Renewable” through which the Company commence successful operations of one of Sweden’s largest land-based wind power generating plant, near Ludvika, Sweden. In total 22 wind power systems (windmills) have been installed and are in operation at this location.

•	“Ballingslöv” which is an international group in the field of kitchens, bathrooms and storage products with an ambition to become one of the leading players in the European market. Ballingslöv has one manufacturing site in Sweden, one in Great Britain and five in Denmark.

Other operations includes non-allocated central administration costs.

IFRS 8 defines “large customers”, and requires disclosure of those. We do not have any separate such large customer, as defined in IFRS 8, to disclose.

The segments are responsible for operating profit/loss, EBITDA (operating income before amortisation) and for those assets utilised in their operations.

The chief operating decision-maker is the function responsible for the allocation of resources and the assessment of the operating segments’ results. In the Group, this function has been identified as Stena AB’s Board of Directors, which takes strategic decisions.

3 — Segment Information — continued

Income from operations by segment

	Years ended 31 December
SEK million	2008	2009	2010

Ferry operations
Operations	781	445	(79)
Impairment charges	(63)		2

Total Ferry operations	718	445	(77)
Drilling
Operations	2,388	3,250	2,279

Total Drilling	2,388	3,250	2,279
Shipping
RoRo operations	104	102	35
Net gain on sale of vessels	33	148

Total RoRo	137	250	35
Tanker operations	135	(736)	(461)
Impairment charges	(85)	(150)
Net gain on sale of assets	170

Total Tanker	220	(886)	(461)
Other shipping operations	16	7	1

Total shipping	373	(629)	(425)
Property
Operations	1,163	1,338	1,307
Net valuation on investment properties	(294)	(301)	424
Net gain on sale of investment properties	169	31	187

Total Property	1,038	1,068	1,918
New Businesses — Adactum
Operations	107	178	210

Total New Businesses — Adactum	107	178	210
Other	(252)	(310)	(347)

Income from operations	4,372	4,002	3,558

No impairment charges were recorded for 2010. Impairment charges of MSEK 150 were recorded for three crude oil tankers during 2009. All impairment charges are accounted for as depreciation.

3 — Segment Information — continued

Reconciliation between EBITDA and Income from operations by segment

		Years ended 31 December
SEK million		2008	2009	2010

Ferry operations	EBITDA	1,782	1,564	1,096
	Depreciation and amortization	(1,064)	(1,119)	(1,173)

	Income from operation	718	445	(77)
Drilling	EBITDA	3,404	4,915	4,355
	Depreciation and amortization	(1,016)	(1,665)	(2,076)

	Income from operation	2,388	3,250	2,279
Shipping	EBITDA	660	(229)	(204)
	Depreciation and amortization	(287)	(400)	(221)

	Income from operation	373	(629)	(425)
Property	EBITDA	1,038	1,371	1,496
	Net valuation of investment properties		(301)	424
	Depreciation and amortization		(2)	(2)

	Income from operation	1,038	1,068	1,918
New Businesses —	EBITDA	232	397	425
Adactum	Depreciation and amortization	(125)	(219)	(215)

	Income from operation	107	178	210
Other	EBITDA	(243)	(300)	(330)
	Depreciation and amortization	(9)	(10)	(17)

	Income from operation	(252)	(310)	(347)
Total	EBITDA	6,873	7,718	6,838
	Net valuation of investment properties		(301)	424
	Depreciation and amortization	(2,501)	(3,415)	(3,704)

	Income from operation	4,372	4,002	3,558

Depreciation and amortization by segment

		Years ended 31 December
SEK million		2008	2009	2010

	Ferry operations	1,064	1,119	1,173
	Drilling	1,016	1,665	2,076
Shipping:	RoRo vessels	107	141	126
	Tanker operations	167	247	86
	Other shipping	13	12	9

	Total shipping	287	400	221
	Property		2	2
	Adactum	125	219	215
	Other	9	10	17

	Total	2,501	3,415	3,704

3 — Segment Information — continued

Depreciation and amortization expense consists of the following components

	Years ended 31 December
SEK million	2008	2009	2010

Vessels	2,096	2,790	3,007
Equipment	232	396	481
Buildings, land and ports	67	78	82

Total tangible fixed assets	2,395	3,264	3,570
Intangible assets	106	151	134

Total	2,501	3,415	3,704

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 756 million and SEK 555 million for the years ended 31 December 2010 and 2009, respectively.

Investments in tangible fixed assets by segment

		Years ended 31 December

SEK million		2008	2009	2010

	Ferry operations	2,880	2,217	4,058
	Drilling	4,777	5,393	4,030
Shipping:	RoRo vessels	257	12	200
	Tanker operations	1,353	115	336
	Other shipping	1	2	6

	Total shipping	1,611	129	542
	Property	1,357	1,281	800
	New Businesses — Adactum	408	127	357
	Other	9	22	7

	Total	11,042	9,169	9,794

Additions in 2010 for property includes SEK 165 million related to ongoing newbuilding projects for real estate. For the year ended 31 December 2009, additions for property included SEK 424 million related to ongoing newbuilding projects for real estate. See Note 14.

Total assets by segment

		Years ended 31 December

SEK million		2008	2009	2010

	Ferry operations	12,974	13,017	14,837
	Drilling	23,237	25,342	25,819
Shipping:	RoRo vessels	1,875	2,184	2,343
	Tanker operations	2,807	2,143	2,379
	Other shipping	170	188	189

	Total shipping	4,852	4,515	4,911
	Property	25,767	26,043	26,351
	New Businesses — Adactum	6,911	6,606	6,708
	Other	23,628	16,682	16,312

	Total	97,369	92,205	94,938

3 — Segment Information — continued

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

Total revenue

	Years ended 31 December
SEK million	2008	2009	2010

Scandinavia	11,129	11,386	10,873
Europe, other	7,169	7,726	7,370
Other markets	4,003	5,464	6,256
Shipping	4,171	3,236	2,651

Total	26,472	27,812	27,150

Total assets

	Years ended 31 December
SEK million	2008	2009	2010

Scandinavia	35,431	32,896	34,316
Europe, other	22,511	20,658	29,448
Other markets	34,764	35,370	27,476
Shipping	4,663	3,281	3,698

Total	97,369	92,205	94,938

4 — Sale of tangible fixed assets

		Years ended 31 December
SEK million		2008	2009	2010

Vessels	Cash proceeds from sale of vessels	686	183	65
	Net book value of vessels sold	(483)	(35)	(63)

	Net gain on sale of vessels	203	148	2
Investment properties	Cash proceeds from sale of properties	868	214	784
	Net book value of properties sold	(699)	(183)	(597)

	Net gain on sale of properties	169	31	187
Total	Cash proceeds from sale of vessels and property	1,554	397	849
	Net book value of assets sold	(1,182)	(218)	(660)

Total gain		372	179	189

Total cash proceeds include sales costs of SEK 18 million and SEK 39 million, which is not included in the consolidated statement of cash flow for 2010 and 2009, respectively.

5 — Administrative expenses

For the year ended 31 December 2010, administrative expenses include R&D costs amounting to SEK 56 million. For the year ended 31 December 2009, administrative expenses include R&D costs amounting to SEK 50 million.

Fees and other remuneration to auditors are set forth below.

	Years ended 31 December
SEK million	2008	2009	2010

KPMG
Audit services	20	24	21
Other audit related services	2	2	1
Tax services	20	32	25
Other services	4	5	2
Other auditors
Audit services	2	2	2
Other audit related services			1

Total	48	65	52

6 — Investment in associated companies

Investments in associated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See note 3.

As of 31 December 2010, the investment in Midsona AB (publ) represents 23% of the capital and 24.7% of the votes. The total value of the market value of the investment as of 31 December 2010 was SEK 67 million. As of 31 December 2009 the total share of the market value was SEK 123 million. The Company’s share of results amounted to SEK (15) million in 2010 and SEK 12 million in 2009.

As of 31 December 2010, the investment in Gunnebo AB (publ.) represents 25.7% of the capital and the votes. The market value of the investment as of 31 December 2010 and 2009 was SEK 1,034 million and SEK 533 million, respectively. The Company’s share of results in 2010 amounted to SEK 46 million and SEK 10 million in 2009.

The value of the investment in MPP Mediatec Group as of 31 December 2010 was SEK 340 million and SEK 340 million for 2009. The Company’s share of results in 2010 was SEK (1) million and SEK 2 million in 2009. As per 31 December 2010 the investment represents 42.7% of the capital and votes.

The investments in Midsona and Gunnebo are pledged as security for bank debt.

6 — Investment in associated companies — continued

Investments in associated companies

	Years ended 31 December
SEK million	2008	2009	2010

Opening balance	1,403	932	1,115
Investments	406	162
Revaluation	(141)		100
Dividend	(38)
Share of profit	60	24	31
Exchange differences	(28)	(3)	(2)
Other changes			(39)
Reclassifications to subsidiaries	(730)

Closing balance	932	1,115	1,205

Other changes reflect a change in recorded periods for the share of results. The period 1 October 2009-31 December 2009 has been accounted for against the equity. Last year the full year period was 1 October 2008-30 September 2009. As from 2010 the share of the result in associated companies are reported for a full calendar year.

For the year ended 31 December 2010 and 2009, investments in associated companies include goodwill amounting to SEK 551 million and SEK 441 million, respectively.

The Group’s share of the results of its associates and its share of the assets (including goodwill) and liabilities are as follows:

	Country of —				Profit/	%	Share
Name	incorporation	Assets	Liabilities	Revenues	(loss)	Interest held	of result1)

2009
Midsona AB (publ)	Sweden	1,338	631	1,354	54	23	12
Gunnebo AB (publ)	Sweden	4,336	2,923	6,788	(205)	26	10
MPP Mediatec Group AB	Sweden	922	643	811	(21)	43	2

1)	The share of the result in associated companies were reported with a three month time lag. The share of result is for the period 1 October 2008 to 30 September 2009.

	Country of —				Profit/	%	Share of
Name	incorporation	Assets	Liabilities	Revenues	(loss)	Interest held	result2)

2010
Midsona AB (publ)	Sweden	1,176	556	1,134	(67)	23%	(15)
Gunnebo AB (publ)	Sweden	3,735	2,129	6,384	178	26%	46
MPP Mediatec Group AB	Sweden	884	619	889	(2)	43%	(1)

2)	As from 2010 the share of the result in associated companies are reported for a full calendar year, the share of results is for the period 1 January 2010 to 31 December 2010.

7 — Result from securities and receivables accounted for as financial fixed assets

	Years ended 31 December
SEK million	2008	2009	2010

Dividends	109	18	12
Realised result from sale of available for sale shares	(34)	(713)	121
Realised result from sale of financial instruments measured at fair value through the income statement	(746)	128	31
Unrealized result from financial instruments1)	(1,372)	438	217
Interest income	175	123	120
Exchange differences	(122)	(259)	94

Total	(1,990)	(265)	595

1) Unrealized result from financial instruments measured at fair value through the income statement.

Dividends refers to dividend income from financial assets held at fair value through income statement and available for sale shares valued through other comprehensive income.

8 — Other interest and similar profit/loss items

	Years ended 31 December
SEK million	2008	2009	2010

Dividends	177	43	26
Realized result from sale of trading shares	(35)	(117)	(28)
Unrealized result from financial instruments1)	(848)	244	57
Interest income from investments in SPEs	667	477	331
Gain on termination of leases	1,025	110	91
Other interest income	115	84	25
Exchange differences	282	(5)

Total	1,383	836	502

1) Unrealized result from financial instruments by category are as follows:

	Years ended 31 December
SEK million	2008	2009	2010

Trading shares	(623)	71	13
Bunker hedges	(225)	173	44

	(848)	244	57

Dividends refers to dividend income from shares held for trading.

The gain on termination of leases related to the financing of the DrillMAX vessel Stena Carron was partly released during 2009 and 2010.

There has been no material inefficiency in our cash-flow hedges.

9 — Interest expense and similar profit/loss items

	Years ended 31 December
SEK million	2008	2009	2010

Interest expenses from investments in SPEs	(365)	(214)	(102)
Other interest expenses	(1,815)	(1,843)	(1,803)
Unrealized result of valuation of interest swaps	(81)	194	102
Amortization of deferred financing costs	(83)	(67)	(63)
Bank charges	(20)	(33)	(30)
Realized losses on bunker oil derivatives held for trading	(299)	(162)	(35)
Exchange differences	421	(18)	(46)
Other financial items	(65)	(110)	(129)

Total	(2,307)	(2,253)	(2, 106)

Deferred financing costs include costs for the issuances of Senior Notes, revolving credit facilities, finance leases etc. See Note 33.

10 — Income taxes

Income before taxes was distributed geographically as follows:

	Years ended 31 December
SEK million	2008	2009	2010

Sweden	733	(180)	531
rest of the world	645	2,524	2,151

Total income before taxes	1,378	2,344	2,682
Current tax
For the period, Sweden	(29)	(29)	(22)
Adjustments previous years, Sweden	(1)		16
For the period, rest of the world	(249)	(209)	(198)
Adjustments previous years, rest of the world	26	28	13

Total current tax	(253)	(210)	(191)
Deferred tax
For the period, Sweden	86	129	26
Adjustments previous years, Sweden	265		(2)
For the period, rest of the world	323	(5)	41
Adjustments previous years, rest of the world	(54)	106	12
Total deferred tax	620	230	77

Total income taxes	367	20	(114)

Cash paid for taxes in 2010 was SEK 206 million, as compared to SEK 203 million in 2009.

10 — Income taxes — continued

The reconciliation of the difference between the statutory tax rate in Sweden and the effective tax rate is explained below:

	Years ended 31 December
Percentage	2008	2009	2010

Statutory income tax rate	28	26	26
Differences in foreign tax rates	(22)	(9)	(14)
Taxes related to previous years		3
Losses not currently utilized	26
Expenses not deductible	5	1	2
Nontaxable income	(29)	(16)	(3)
Utilization of tax loss carry forwards		(2)
Restructuring	(30)	(1)	(6)
Other	(5)	(3)	(1)

Effective income tax rate	(27)	(1)	4

The principle reason why the effective income tax rate is lower than the statutory income tax rate for 2010 and 2009 is that the international shipping activities and capital gains, sales of financial instruments, are to a large extent tax exempt in many countries.

11 — Intangible fixed assets

The movements during the years ended 31 December 2009 and 2010 are as follows:

						Other
			Distribution	Customer	IT	intangible
SEK million	Goodwill	Trademarks	agreements	relations	investments	assets	Total

Acquisition costs
Opening balance as per 1 January 2009	1,565	860	560	10	522	51	3 568
Additions	7				53		60
Disposals	(88)	(6)				(21)	(115)
Transfers					2		2
Translation differences	(20)	(7)	(20)		(2)	(4)	(53)

Closing balance as per 31 December 2009	1,464	847	540	10	575	26	3,462
Additions					29		29
Disposals	(35)				(1)		(36)
Transfers			9		9		18
Translation differences	(93)	(13)	(39)		(11)	(6)	(162)

Closing balance as per 31 December 2010	1,336	834	510	10	601	20	3,311
Accumulated amortization
Opening balance as per 1 January 2009	(53)	(18)	(71)	(2)	(338)	(48)	(530)
Translation differences	(1)		3		1	4	7
Disposals	(21)					21	0
Transfers					1		1
Current year amortization	(13)	(22)	(47)	(2)	(65)	(2)	(151)

Closing balance as per 31 December 2009	(88)	(40)	(115)	(4)	(401)	(25)	(673)
Translation differences	3		10		8	5	26
Disposals	35				1		36
Current year amortization		(22)	(47)	(2)	(63)		(134)

Closing balance as per 31 December 2010	(50)	(62)	(152)	(6)	(455)	(20)	(745)
Net book value as per 31 December 2009	1,376	807	425	6	174	1	2,789
Net book value as per 31 December 2010	1,286	772	358	4	146	0	2,566

Goodwill is allocated to the Group’s cash-generating units (CGUs) identified by segment. A segment-level summary of the goodwill allocation is presented below.

New businesses — Adactum	1,160
Ferry operations	126
Total	1,286

Impairment testing of goodwill is conducted annually and whenever conditions indicate that impairment may be necessary. The recoverable value for cash-generating units is based on the calculated value in use. The key assumptions used for calculated value in use are discount rate and growth rate. The discount rate before tax used in Adactum was 7-9%. The growth rate for

11 — Intangible fixed assets — continued

revenues used in Adactum has been individually assessed for each company and year until the year 2019. During this period the growth rate normally fluctuates between 2-5% but has in some cases, exceeded this interval. For subsequent periods growth rate for revenues is estimated to have a growth corresponding to 1.5-2%. This growth rate is based on reasonable prudence and is estimated to be below respective industries long-term growth rate for revenues.

As of 31 December 2010, the recoverable values based on value in use of the cash-generating units were found not to fall short of their net booked values in any test and therefore the related goodwill was not impaired.

A number of sensitivity tests have been made in order to examine possible need for impairment. For these sensitivity tests the discount rate used was 1% higher than above described discount rate. Also, when applying these estimates, no goodwill impairment was indicated for material cash-generating units.

Trademarks

Trademarks are mainly related to the segment New Businesses — Adactum. During 2010, impairment testing has been performed for all trademarks within Adactum. The tests have been performed according to the same procedure as for establishing the recoverable value for goodwill, see description above. The discount rate before tax used for the individual brands was 7.5%. The growth rate for revenues used until year 2015 was 3-5%. For subsequent periods growth rate for revenues was 1%. None of the performed tests indicated any impairment for trademarks.

12 — Vessels, Construction in progress and Equipment

The movements during the years ended 31 December 2010 and 2009 are as follows:

		Construction
SEK million	Vessels	in progress	Equipment	Total

Acquisition costs
Opening balance as per 1 January 2009	38,717	7,555	3,286	49,558
Additions	4,351	3,267	664	8,282
Disposals	(1,578)	(4)	(87)	(1,669)
Transfers	3,281	(4,714)	657	(776)
Translation differences	(2,655)	(455)	(166)	(3,276)

Closing balance as per 31 December 2009	42,116	5,649	4,354	52,119
Additions	2,256	5,987	874	9,117
Disposals	(585)		(189)	(774)
Transfers	4,076	(4,251)	34	(141)
Translation differences	(2,862)	(844)	(280)	(3,986)

Closing balance as per 31 December 2010	45,001	6,541	4,793	56,335
Accumulated depreciation
Opening balance as per 1 January 2009	(14,326)		(1,913)	(16,239)
Disposals	1,547		60	1,607
Translation differences	615		79	694
Transfers	95		(2)	93
Current year depreciation	(2,790)		(396)	(3,186)

Closing balance as per 31 December 2009	(14,859)		(2,172)	(17,031)
Disposals	522		158	680
Additions			(4)	(4)
Translation differences	1,087		153	1,240
Transfers	9		15	24
Current year depreciation	(3,007)		(481)	(3,488)

Closing balance as per 31 December 2010	(16,248)		(2,331)	(18,579)
Net book value as per 31 December 2009	27,257	5,649	2,182	35,088
Closing balance as per 31 December 2010	28,753	6,541	2,462	37,756

The insured value of the whole vessel fleet as of 31 December 2010 was SEK 45,274 million, as compared to SEK 46,147 million as of 31 December 2009.

As of 31 December 2010, Construction in progress included six newbuildings: one drillship under construction in Korea for delivery in 2012; two RoPax ships under construction in shipyard in Korea for delivery in 2011; and three Suezmax vessels ordered from a shipyard in Korea, two for delivery in 2011 and one in 2013. Construction in progress also includes building of a ferry port facility at Loch Ryan in Scotland, investment in windmill parks in Sweden and construction of real estate in Stockholm, Gothenburg and Malmö. In total, the contract amount with the shipyards amounts to SEK 10,273 million.

Yard payments of SEK 5,858 million, real estate projects of SEK 206 million, windmill projects of SEK 57 million, capitalized interest of SEK 280 million and other capitalized costs of SEK 140 million are included in Construction in progress as of 31 December 2010.

The amount of interest capitalized on construction in progress and on vessels was SEK 145 million and SEK 284 million for the years ended 31 December 2010 and 2009, respectively.

12 — Vessels, Construction in progress and Equipment — continued

Valuation certificates issued on 31 December 2010 by independent valuation institutions indicate that the values in the vessel fleet exceeds net book value with SEK 9,055 million, as compared to SEK 11,139 million as of 31 December 2009.

Part of the vessels net booked value as of 31 December 2010 refers to vessels held in accordance with financial leasing agreements, se note 28 Leases.

Equipment is specified as follows:

		Other
SEK million	Windmills	equipment	Total

Acquisition costs
Opening balance as per 1 January 2009	140	3,146	3,286
Additions	8	656	664
Disposals		(87)	(87)
Transfers	358	299	657
Translation differences		(166)	(166)

Closing balance as per 31 December 2009	506	3,848	4,354
Additions	187	687	874
Disposals		(189)	(189)
Transfers		34	34
Translation differences		(280)	(280)

Closing balance as per 31 December 2010	693	4,100	4,793
Accumulated depreciation
Opening balance as per 1 January 2009	(14)	(1,899)	(1,913)
Disposals		60	60
Translation differences		79	79
Transfers		(2)	(2)
Current year depreciation	(26)	(370)	(396)

Closing balance as per 31 December 2009	(40)	(2,132)	(2,172)
Disposals		158	158
Additions		(4)	(4)
Translation differences		153	153
Transfers	6	9	15
Current year depreciation	(34)	(447)	(481)

Closing balance as per 31 December 2010	(68)	(2,263)	(2,331)
Net book value as per 31 December 2009	466	1,716	2,182
Net book value as per 31 December 2010	625	1,837	2,462

13 — Buildings and land together with Ports

The movements during the year ended 31 December 2010 and 2009 are as follows

	Buildings
SEK million	and land	Ports

Acquisition costs
Opening balance as per 1 January 2009	1,471	1,689
Additions	62
Translation differences	(55)	23

Closing balance as per 31 December 2009	1,478	1,712
Additions	39	7
Purchase of company (Note 32)		252
Translation differences	(116)	(161)

Closing balance as per 31 December 2010	1,401	1,810
Accumulated depreciation
Opening balance as per 1 January 2009	(573)	(743)
Purchase of company (Note 32)	29	(9)
Current year depreciation	(33)	(45)

Closing balance as per 31 December 2009	(577)	(797)
Translation differences	52	77
Current year depreciation	(35)	(48)

Closing balance as per 31 December 2010	(560)	(768)
Net book value as per 31 December 2009	901	915
Net book value as per 31 December 2010	841	1,042

Buildings and land together with Ports represent the Group’s assets used in its business including office buildings, ferry terminals etc.

Out of the net book value as of 31 December 2010 for buildings and land, SEK 480 million relates to Swedish buildings and land.

The tax assessment value for these buildings and land amounted to as per 31 December 2010 SEK 139 million.

The tax assessment value for buildings and land as per 31 December 2009 amounted to SEK 108 million. Out of the net book value as of 31 December 2009 for buildings and land SEK 458 million related to Swedish buildings and land. Ports are only located in Great Britain which is why the tax assessment value is not presented.

14 — Investment properties

	As of 31 December
SEK million	2009	2010

Opening balance as of 1 January	23,320	24,040
Additions	857	635
Reclassification construction in progress	655	134
Disposals	(183)	(597)
Unrealized fair value adjustments	(301)	424
Exchange differences	(308)	(488)

Closing balance as of 31 December	24,040	24,148

14 — Investment properties — continued

Investment Property — impact on the result

	For the Years ended 31 December
SEK million	2009	2010

Rental Income	2,335	2,380
Direct cost	(804)	(885)
Valuation of investment properties	(301)	424

Total	1,230	1,919

Investment properties are residential- and commercial properties.

Valuation of the investment properties is performed at year end and at each quarter by assessing each individual property’s fair value. The valuation method is based on the direct yield method and the net operating income is based on market rental income with a deduction for rental vacancy level of 0 to 1 percent for residential properties and 0 to 15 percent for commercial properties. In this assessment, consideration of the type of property and its technical standard and type of construction has been taken. The assessment of the yield requirements is based on information obtained about the market yield requirements in respect of the purchase and sale of comparable properties in similar locations.

At the valuation as of 31 December 2010, the following rates of returns have been used:

Rate of return, %
Location	Residential	Commercial

Sweden	3.00—6.00	5.25—8.25
Eurozon	n/a	6.00—12.00

The estimated market value of investment properties is SEK 24,148 million compare to last year SEK 24,040 million.

To guarantee the valuation, external valuations have been obtained from DTZ Sverige and Boer Hartog Hooft in the Netherlands. The external valuations cover 20% of the total property value in absolute terms but these selected properties represent 60% of the properties in terms of property types, technical standard and building design. A comparison between the internal and external valuations reveals that Stena’s valuations are within the value range stated by the external valuation companies.

For the year ended 31 December 2010 the tax assessment value for the Swedish properties amounted to SEK 16,522 million, of which land represented SEK 4,947 million.

For the year ended 31 December 2009, the tax assessment value for these properties amounted to SEK 16,023 million, of which land SEK 4,702 million.

15 — Investment in SPEs

Since late 2002, the Company has invested in Special Purpose Entities (“SPEs”). The SPEs have invested in different debt securities, including high yield bonds. The SPEs have issued debt securities which are secured by their assets. The non-controlling interest share of the results is deducted in the income statement while the non-controlling interest part of total equity is shown as a liability in the balance sheet.

The investments in the CDO (“Collateral Debt Obligation”) and CLO (“Collateral Loan Obligation”) started in December 2002, August 2003 and October 2005. They where established

15 — Investment in SPEs — continued

during 2003, June 2004 and August 2006. The latest CLO was started in November 2006. The non-controlling interest for the CDO/CLOs are 13.7%, 15.4%, 11.3% and 5% respectively.

The consolidation of the SPEs has had the following impact:

	Years ended 31 December
SEK million	2009	2010

Financial income and expense	(351)	5
Non-controlling interest	41	3

Net income	(310)	8
Investments in SPEs1)	8,174	6,175
Short-term investments2)	1,091	405
Other assets	333	168

Total assets	9,598	6,748
Retained earnings	518	225
Net income	(310)	8

Shareholders’ equity	208	233
Non-controlling interest	128	117

Total equity	336	350
Debt of SPEs3)	8,249	5,140
Other debt	1,013	1,258

Total liabilities	9,262	6,398
Total shareholders’ equity and liabilities	9,598	6,748

	As of 31 December
SEK million	2009	2010

The investments in SPEs are classified as follows:
Corporate Fixed Income Securities classified as “available for sale” and revalued in other comprehensive income:	1,347	1,027
Senior Bank Debt classified as “held to maturity” and kept at cost in the balance sheet	6,827	5,148

Total	8,174	6,175

1)	Investments in SPEs are recorded at market value with gains and losses recorded to profit and loss. Investments in other securities are recorded to market value with gains and losses recorded to shareholders’ equity. The corporate loans are recorded at cost in the balance sheet and tested for impairment at each reporting date. The market value of the corporate loans is SEK 87 million lower than cost.

2)	Refers to cash and cash equivalents in the SPEs. This cash is not available to the Company and is therefore included as restricted cash.

3)	Debt of SPEs refers to secured notes issued by the SPEs and secured bank loans borrowed by the SPEs. These obligations are secured by pledges of the assets of the SPEs and are not guaranteed by the Stena AB Group.

16 — Marketable securities

	As of 31 December
SEK million	2009	2010

Opening balance	2,650	2,211
Additions	961	4,360
Disposals	(2,138)	(2,368)
Reclassification		(64)
Revaluation of financial assets through the income statement	363	152
Revaluation of financial assets through other comprehensive income	497	152
Translation differences	(122)	(313)

Investment at the end of year	2,211	4,130

SEK million	2009	2010

Marketable securities are classified as:
Financial assets at fair value through the income statement	1,398	2,127
Available-for-sale financial assets	813	2,003

Total	2,211	4,130

Marketable securities refer to listed shares held by the Stena AB Group which are recorded at fair value.

As of 31 December 2010 and 2009 no shares have been pledged as security for bank debt.

16 — Marketable securities — continued

Marketable securities as of 31 December 2010 are as follows

SEK million	Number of shares	Book value

Held by parent company:
Vitrolife	110,000	4
Total		4
Canyon Balanced Fund	60,000	423
Corral Petroleum Holdings	43,290,900	366
Schlumberger	420,000	236
Sberbank	9,100,000	209
Maersk Group	2,600	159
Outotec	326,000	133
Alfa Laval	762,000	108
General Electric	830,000	102
Brightside Group	29,789,473	97
Vallourec	134,000	95
Technip	150,000	93
SKF	480,000	92
EOS Russia	1,799,884	91
Hexagon	556,006	80
Novo Nordisk	101,700	77
Remora	11,705,121	71
Comba Telecom	8,853,834	67
Evraz	174,000	66
Synthes	69,500	63
Golden Close Marit	90,000	62
Google	15,400	61
Want Want Holdings	9,434,000	56
Bank of St Petersburg	1,336,000	54
Lukoil	140,000	53
Baker Hughes	136,000	52
Hengdeli Holdings	12,675,000	51
Other		1,109[1]	)
Total listed shares		4 130

1)	Comprises a total of 45 classes of marketable securities with a market value lower than SEK 50 million.

17 — Other noncurrent assets

	Deferred	Other-	Available for	Other	Deferred
SEK million	tax assets	receivables	sale shares	shares	costs	Total

Opening balance as per 1 January 2009	451	1,527	2,531	686	576	5,771
Additions	437	190	128	1	544	1,300
Disposals	(568)	(804)	(283)	(7)	(568)	(2,230)
Revaluation through the income statement	(88)	(6)				(94)
Revaluation through other comprehensive income			(195)			(195)
Share of profit (loss)				14		14
Dividend received				(24)		(24)
Reclassification	287	(36)				251
Translation differences	13	20	(81)	(65)	(24)	(138)

Closing balance as per 31 December 2009	532	891	2,099	605	528	4,655
Additions	192	432	146	258	55	1,083
Disposals	(29)	(155)	(330)	(12)	(104)	(630)
Revaluation through the income statement		94				94
Revaluation through other comprehensive income			9			9
Share of profit (loss)				16		16
Dividend received				(14)		(14)
Reclassification	10	(10)	(3)			(3)
Translation differences	(141)	45	(176)	(61)	3	(330)

Closing balance as per 31 December 2010	564	1,297	1,745	792	482	4,880

Deferred tax assets relate to unutilized tax losses carried forward. Reclassifications include netting against deferred tax liabilities. See Note 10.

Other receivables as of 31 December 2010 include receivables related to sales of subsidiaries amounting to SEK 254 million and surplus in pension schemes of total SEK 622 million, see Note 24. Other receivables as of 31 December 2009 include receivables related to sales of subsidiaries amounting to SEK 354 million and surplus in pension schemes of total SEK 179 million.

Available for sale shares include investment in non-listed shares. These shares are accounted for as available for sale shares valued through the comprehensive income.

Companies held between 20% and 50%, and that are not available for sale shares valued through comprehensive income, are accounted for as other associated companies. The share of these companies’ results is included in financial income and expenses. See Note 6.

17 — Other noncurrent assets — continued

Available for sale shares:

SEK million		No. of shares or % held	Book value

Held by parent company:
Alligator		2,054,588	15
Ram one		148,632	155
			170
Held by subsidiaries:
ING DUTCH OFFICE FUNDS C.V.	The Netherlands	4,8%	791
Airport Real Estate Basis Fonds C.V.	The Netherlands	20.8%	262
ICE Canyon emerging market CLO	Cayman Islands	10%	117
ING China Opportunity Fund Lp	China	11,3%	101
EQT Greater China II Limited Partnership	China	4,67%	68
Norske Skog	Norway	50,000,000	59
Southern Rock	Gibraltar	5,000,000	52
REC ASA	Norway	5,000,000	39
Partners Group Direct Investment	Luxembourg	2,424	21
Chase Private Equity Fund	Cayman Islands	3,860,614	14
Other			51

Total available for sale shares			1,745

Other shares

SEK million		No. of shares or % held	Book value

Örgryte Bostads AB & Co KB	Sweden	—	3
Austen Maritime Services Pte Ltd	Singapore	50%	0
Partrederiet SUST I DA	Norway	50%	36
Partrederiet SUST III DA	Norway	50%	49
Stena Ugland Shuttle Tankers	Norway	—	0
Nordic Rio LLC	Marshall Islands	50%	36
Stena Sonangol Suezmax pool LLC	Marshall Islands	50%	0
Navion Gothenburg LLC	Marshall Islands	50%	15
Paradise	Libya	35%	331
Glacia Limited	Bermuda	50%	79
RoRo Partners Ltd	Bermuda	49%	0
Stena Line Irish Sea Ltd1)	United Kingdom	100%	243

Total other shares			792

1)	Stena Line has of 1 December 2010 acquired from DFDS two routes on the Irish sea: Liverpool-Belfast and Heysham-Belfast. Since the acquisition is subject to a formal approval from the British competition authority, they are being held separated from our other business until clearance is given. The acquired company will be consolidated after approval and only the acquisition value is reported above.

18 — Inventories

	As of 31 December
SEK million	2009	2010

Bunker and lubricating oil	120	177
Inventories of goods for sale	168	175
Raw materials and consumables	177	173
Products in progress	50	32
Finished products	100	88

Total	615	645

19 — Short-term receivables

	As of 31 December
SEK million	2009	2010

Trade debtors
Accounts receivable are classified on the basis of their due date:
Outstanding but not due	2,790	2,021
Due up to 30 days	206	262
Due more than 30 days	288	471

Total	3,284	2,754
Other current receivables
Related parties (Note 35)	1	1
Other short-term receivables	1,720	1,115

Total	1,721	1,116
Prepaid expenses and accrued income
Prepaid expenses	510	453
Accrued income	1,310	1,435
Total	1,820	1,888

Total short-term receivables	6,825	5,758

Book value of trade debtors corresponds to fair value. The total allowance for doubtful trade receivables was SEK 94 million as of 31 December 2010 and SEK 94 million as of 31 December 2009.

Selling expenses as of 31 December 2010 include costs for doubtful receivables of SEK 6 million, and SEK 30 million as of 31 December 2009.

20 — Short-term investments

	As of 31 December
SEK million	2009	2010

Marketable debt and equity securities, trading	355	403
Restricted cash	3,339	3,724

Total	3,694	4,127

Book value of short-term investments corresponds to fair value. Marketable debt and equity securities are classified as “Financial assets at fair value through profit or loss”.

20 — Short-term investments — continued

Certain marketable debt and equity securities and restricted cash amounting to SEK 961 million at 31 December 2010 and SEK 979 million at 31 December 2009 have been pledged as security for bank debt. See Note 31.

Restricted cash as of 31 December 2010 includes SEK 405 million of cash and cash equivalents in the SPEs (see Note 15), which is not available to the Company. As of 31 December 2009 such restricted cash amounted to SEK 1,091 million. Other restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company.

21 — Cash and cash equivalents

	As of 31 December
SEK million	2009	2010

Cash	1,106	1,509
Short term deposits	77	156

Total	1,183	1,665

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

22 — Equity

Dividends paid per share (SEK):

2009	3,800
2010	6,320

22 — Equity — continued

Specification of the reserves:

	Fair value	Hedging	Translation
SEK million	reserve	reserve	reserve	Total

Opening balance as per 1 January 2009	(1,242)	(682)	3,110	1,186

Exchange differences arising on the translation of foreign operations
Change in Hedging reserve, net of tax			(2,079)	(2,079)
- valuation of bunker hedges		585		585
- valuation of interest swap hedge		42		42
Change in fair value reserve, net of tax
- valuation available for sale shares	939			939
Change in net investment hedge, net of tax		107		107

Closing balance as per 31 December 2009	(303)	52	1,031	780
Exchange differences arising on the translation of foreign operations			(2,442)	(2,442)
Change in Hedging reserve, net of tax
- valuation of bunker hedges		153		153
- valuation of interest swap hedge		63		63
Change in fair value reserve, net of tax
- valuation available for sale shares	159			159
Change in net investment hedge, net of tax		191		191

Closing balance as per 31 December 2010	(144)	459	(1,411)	(1,096)

Fair value reserve

This reserve arises on the valuation of available-for-sale financial assets. When an available-for-sale asset is sold, the portion of the reserve that relates to that financial asset and is effectively realized, is recognized in the income statement. When an available-for-sale asset is impaired, the portion of the reserve that relates to that financial asset is recognized in the income statement.

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

23 — Deferred Income Taxes

The net deferred tax liability of the Company consists of the following:

	As of 31 December
SEK million	2009	2010

Deferred tax liabilities
Tangible fixed assets	3,767	4,336
Financial fixed assets	95	128
Provisions	442	268
Other	463	301

Total deferred tax liabilities	4,767	5,033

Deferred tax assets
Tangible fixed assets	36	96
Tax loss carryforwards	2,447	2,291
Financial fixed assets	51
Provisions	255	169
Other	21
Less deferred tax assets not recognized	(1,157)	(1,017)

Total deferred tax assets recognized	1,653	1,539

Net deferred tax liability	3,114	3,493
Out of which:
Deferred tax assets (Note 17)	532	564
Deferred tax liabilities	3,646	4,057

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. Calculation of deferred taxes is based on local nominal tax rates.

				2010
	2009				Taxes
		Taxes charged to		Taxes	charged to
	Taxes charged to	comprehensive	Total	charged to	comprehensive	Total
SEK million	income statement	income	taxes	income statement	income	taxes

Current taxes	(210)		(210)	(191)		(191)
Deferred taxes	230	(116)	114	77	493	570

	20	(116)	(96)	(114)	493	379

The Company’s gross value of tax loss carryforwards are as follows:

	As of 31 December
SEK million	2009	2010

Sweden	3,196	3,759
Rest of the world	6,107	5,646

Total	9,303	9,405

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 3,383 million expire between 2011 and 2018.

24 — Employee benefits

Provisions for pensions and other provisions

Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Company. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. The assumptions include discount rate, inflation, salary growth, long-term return on plan assets, mortality rates and other factors. Discount rate assumptions are based on long-term high quality corporate bonds and government bond yields available at year end. The assets consist mainly of long-term high corporate bonds, government bonds and equities and the asset allocation for each pension scheme is defined in an investment policy document. Defined benefit plans relate mainly to subsidiaries in the UK operations. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish PRI pension plan) and employees in The Netherlands.

Stena has commitments for retirement pensions and family pensions for office personnel in Sweden which are secured through an insurance policy with Alecta. According to a statement from the Swedish Financial Reporting Board, UFR 3, this is a defined benefit plan covering several employers, a so-called multi employer plan. Alecta is currently unable to provide defined benefit accounting for such participants, and therefore premiums paid to Alecta are accounted for as defined contribution expense. Fees for the year 2010 and 2009 paid covering such arrangements were SEK 73 million and SEK 30 million, respectively. Alecta’s profit in the form of the so-called collective consolidation level amounted to 146% for 2010 and 141% for 2009. The collective consolidation level comprises the fair value of Alecta’s assets as a percentage of the insurance commitments calculated in accordance with Alecta’s insurance calculation principles and assumptions which are not in conformity with IAS 19.

Due to extra contributions paid during 2010, some of the pension schemes have a surplus value at 31 December 2010. Paragraph 58 of IAS 19 defines how this surplus value shall be recorded, and states an upper limit for the recorded surplus value. IFRIC 14 explains this situation further and expands to also incorporate an element of minimum funding requirements. IFRIC 14 also describes an exception to this rule if the entity has an unconditioned right to refund. Comparing the Trust Deeds of these schemes with IFRIC 14 paragraph 11(a) and paragraph 24, the conclusion is that no additional liability is required.

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

	Sweden		Great Britain		Other Europe
Assumptions applied for actuarial calculations, %	2009	2010	2009	2010	2009	2010

Discount rate	4.00	4.25	5.75	5.50	5.20	5.20
Expected return on plan assets	5.00	5.00	7.50	7.50	5.10	4.30
Expected salary increases	3.00	3.00	3.50	3.50	3.50	3.50

24 — Employee benefits — continued

Pension costs
SEK million	2009	2010

Current service costs	40	49
Interest costs	633	661
Expected return on plan assets	(578)	(560)
Actuarial gains and losses	10	54
Past service cost		(2)

Total pension costs for defined benefit plans	105	202
Pension costs for defined contribution plans	394	450

Total pension costs	499	652

Obligations for pensions, net
SEK million	Sweden	Great Britain	Other Europe	Total

Obligations for pensions, net, 1 January 2009	102	1,021	(2)	1,121
Current service costs	10	26	4	40
Interest costs	16	609	8	633
Expected return on plan assets	(8)	(562)	(8)	(578)
Actuarial gains and losses	10			10
Exchange differences		12		12
Payment of pension fees from the company	(9)	(271)	(10)	(290)
Benefits paid	(5)			(5)
Other provisions	3	(3)

Obligations for pensions, net, 31 December 2009	119	832	(8)	943

Current service costs	9	35	5	49
Interest costs	17	636	8	661
Expected return on plan assets	(9)	(542)	(9)	(560)
Actuarial gains and losses	9	45		54
Exchange differences		(87)	1	(86)
Payment of pension fees from the company	(15)	(572)	(8)	(595)
Benefits paid	(5)			(5)
Other provisions	3		2	5

Obligations for pensions, net, 31 December 2010	128	347	(9)	466

24 — Employee benefits — continued

Provision for pensions, net
SEK million	Sweden	Great Britain	Other Europe	Total

Net provisions for pensions, 1 January 2009	102	1,021	(2)	1,121
Current value of funded obligations	417	11,306	164	11,887
Fair value of plan assets	(182)	(8,810)	(177)	(9,169)
Provisions, net	235	2,496	(13)	2,718
Unrecognized actuarial gains and losses	(116)	(1,664)	5	(1,775)

Net provisions for pensions, 31 December 2009	119	832	(8)	943

Current value of funded obligations	418	11,047	154	11,619
Fair value of plan assets	(195)	(8,847)	(169)	(9,211)
Provisions, net	223	2,200	(15)	2,408

Unrecognized acturial gains and losses	(95)	(1,853)	6	(1,942)

Net provisions for pensions, 31 December 2010	128	347	(9)	466

whereof reported as:
Other non-current assets	(127)	(485)	(10)	(622)
Provisions for pensions	255	832	1	1,088

Historical Information	2007	2008	2009	2010

Current value of funded obligations	11,474	9,414	11,887	11,619
Fair Value of Plan assets	(10,505)	(8,324)	(9,169)	(9,211)
Pensions, net	969	1,090	2,718	2,408
Unrecognized actuarial gains and losses	436	31	(1,775)	(1,942)
Net provisions for pensions	1,405	1,121	943	466

25 — Other Provisions

	As of 31 December
SEK million	2009	2010

Opening balance	2,029	1,920
Additions	922	26
Disposals	(953)	(241)
Exchange differences	(78)	(213)

Closing balance	1,920	1,492

Other provisions for 2010 and 2009 relate to provisions for income related to the financing of the DrillMax vessels Stena Carron and Stena Forth. The provisions will be resolved during the time of the future leasing periods.

26 — Bank debt

	2009			2010
SEK million	Current	Non-current	Total	Current	Non-current	Total

Property loans	298	13,443	13,741	192	12,419	12,611
Other loans	939	16,874	17,813	1,106	18,710	19,816
Revolving credit facilities		1,033	1,033		6,666	6,666
Other utilized bank credit lines	304	135	439	351	395	746

Total	1,541	31,485	33,026	1,649	38,190	39,839

Schedule for repayment of bank debt is presented in Note 33, Liquidity risks.

The carrying amounts of the Group’s borrowings are denominated in the following currencies

	As of 31 December
SEK million	2009	2010

SEK	12,636	12,500
GBP	643	292
USD	12,863	18,231
EUR	6,295	8,279
Other currencies	589	537

Total	33,026	39,839

Regarding assets pledged, see Note 31.

27 — Senior notes

In November 2003, the Company issued $175 million of notes at an interest rate of 7.5% with maturity on November 1, 2013. In November 2004, the Company issued $250 million of notes at an interest rate of 7.0% with maturity on 1 December 2016.

In April 2010, we redeemed all of our outstanding Senior Notes due 2013, in the aggregate of $153.1 million at a price of 102.5%.

In February 2007, we decided to issue bonds in the European market. On 8 February 2007, the Company completed an offering of €300 million of the Senior Notes at an interest rate of 6.125% due 2017. On 14 February 2007, the Company completed an offering of €102 million at an interest rate of 5.875% Senior Notes due 2019.

In March 2010, we completed an offering of €200 million of Senior Notes at an interest rate of 7.875% due 2020. Regarding the covenants of the loans, see Note 33.

						Carrying amount
				Fair value		(SEK million)
Issued-Maturity				As of 31 December		As of 31 December
(million)	Nominal	Outstanding	Interest	2009	2010	2009	2010

2003-2013	MUSD 175	—	7.50%	MUSD 155	—	1,100	—
2004-2016	MUSD 250	MUSD 128.8	7.00%	MUSD 121	MUSD 121	926	874
2007-2017	MEUR 300	MEUR 300	6.125%	MEUR 260	MEUR 287	3,075	2,692
2007-2019	MEUR 102	MEUR 102	5.875%	MEUR 84	MEUR 93	1,046	915
2010-2020	MEUR 200	MEUR 200	7.875%		MEUR 191		1,775

Total						6,147	6,256

28 — Leases

Company as lessee

The operating lease obligations include chartering of crude oil tankers on a timecharter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of properties and ports.

Rental expense for operating leases were as follows

	Years ended 31 December
SEK million	2009	2010

Rental expense	2,510	1,905

Four RoPax vessels, one Drillship and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of 31 December 2010 and 2009 amounted to SEK 6,932 million and SEK 7,925 million, respectively.

The net book value related to these capital leases amounted to SEK 5,391 million as of 31 December 2010 and SEK 6,619 million as of 31 December 2009.

As of 31 December 2009 the future minimum lease commitments under non-cancellable operating leases and capital leases were as follows

SEK million	Operating leases	Capital leases

2010	1,751	135
2011	956	93
2012	585	88
2013	530	87
2014	506	118
2015 and thereafter	2,709	1,522

Total minimum lease commitments	7,037	2,043

As of 31 December 2010 the future minimum lease commitments under non-cancellable operating leases and capital leases were as follows

SEK million	Operating leases	Capital leases

2011	1,537	225
2012	719	227
2013	639	223
2014	607	215
2015	533	193
2016 and thereafter	1,957	786

Total minimum lease commitments	5,992	1,869

Company as lessor

The Company leases properties and certain vessels to third parties under operating leases.

The cost, accumulated depreciation and net book value of these assets held for lease as of 31 December, were as follows

28 — Leases — continued

	2009			2010

		Accumulated	Net book		Accumulated	Net book
SEK million	Cost	depreciation	value	Cost	depreciation	value

Vessels	28,609	(7,853)	20,756	29,031	(9,213)	19,818
Real estate	24,040		24,040	24,148		24,148

Total	52,649	(7,853)	44,796	53,179	(9,213)	43,966

As of 31 December 2009 the future minimum rentals to be received under non-cancellable operating leases were as follows

SEK million	Vessels	Real estate	Total

2010	5,503	725	6,228
2011	3,527	597	4,124
2012	1,559	418	1,977
2013	1,441	210	1,651
2014	950	128	1,078
2015 and thereafter	227	222	449

Total minimum lease rentals	13,207	2,300	15,507

As of 31 December 2010 the future minimum rentals to be received under non-cancellable operating leases were as follows

SEK million	Vessels	Real estate	Total

2011	3,427	709	4,136
2012	1,492	590	2,082
2013	1,386	359	1,745
2014	917	214	1,131
2015	162	132	294
2016 and thereafter	67	223	290

Total minimum lease rentals	7,451	2,227	9,678

In addition to the minimum lease rentals as above, the Company has entered into lease agreements for the DrillMax vessel Stena DrillMax ICE and Suezmax vessels, currently under construction. The amounts in the table above exclude amounts from the Company’s portfolio of residential rental properties since those lease agreements are generally cancelable within three months.

29 — Other non-current liabilities

	As of 31 December
SEK million	2009	2010

Prepaid income	88	65
Other liabilities	1,075	881

Total	1,163	946

29 — Other non-current liabilities — continued

Repayment of non-current liabilities is required according to the following schedule:

			More than
SEK million	1-3 years	3-5 years	5 years	Total

Prepaid income	12	8	45	65
Other liabilities	9	100	772	881

Total	21	108	817	946

30 — Accrued costs and prepaid income

	As of 31 December
SEK million	2009	2010

Accrued costs
Charter hire/running costs	350	241
Interest costs	368	401
Accrued personnel costs	331	362
Other accrued costs	701	731

	1,750	1,735
Prepaid income
Prepaid charter hire	37	207
Other prepaid income	447	394
	484	601

Total accrued costs and prepaid income	2,234	2,336

31 — Pledged assets, commitments and contingent liabilities

Pledged assets

Pledged assets represent assets securing various financings. These assets can only be used by the party benefitting from the pledge if there is an event of default under the respective financing documents or the appropriate remedy period has elapsed.

31 — Pledged assets, commitments and contingent liabilities — continued

The following assets have been pledged as securities for bank debt

	As of 31 December
SEK million	2009	2010

Shares in subsidiaries	2,904	4,272
Mortgages on vessels	28,113	30,092
Mortgages on properties	15,890	14,853
Chattel mortgages	487	642
Investment in affiliated companies	914	1,015
Marketable securities	1,236	1,053
Trade debtors	358	336
Short term investments	979	961
Reservation of title	52	52
Assets pledged, other	739	988

Total assets pledged for normal bank debt	51,672	54,264
Investment in SPEs	8,174	6,175

Total assets pledged for bank debt	59,846	60,439
Long-term and short-term debt and capitalized lease obligations	35,069	41,708
Debt in SPEs	8,249	5,140

Total debt and capitalized lease obligations	43,318	46,848

In addition, certain guarantees have also been issued to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 1,537 million for 2011 and SEK 4,455 million from 2012. See Note 28.

As of 31 December 2010, a total of six vessels and one port facility were on order. The total contract amount for these vessels amounts to SEK 10,273 million. Yard payments of SEK 5,858 million have been made in respect of these contracts.

Contingent liabilities

	As of 31 December
SEK million	2009	2010

Guarantees	1,879	1,818
Other contingent liabilities	1,901	692

Total	3,780	2,510

Guarantees relate mainly to property loans, newbuilding projects in associated companies and guarantee commitments for equipment delivered. There are also on-going tax issues with tax authorities in the Group.

32 — Consolidated statements of cash flows

Purchase of subsidiaries

On 1 July 2010, Stena Line acquired 51% of the shares in Karlskrona Baltic Port AB. The remaining shares are owned by Karlskrona kommun. Karlskrona Baltic Port has the headquarter in Karlskrona and had at the time of the acquisition 12 employees. Karlskrona Baltic Port owns

32 — Consolidated statements of cash flows — continued

and manages the port and performs stevedoring services. The acquisition is in line with Stena Line’s strategy to strengthen access to the port and to take an active part in the development of the port. The purchase price was SEK 128 million. Karlskrona Baltic Ports total income and EBITDA for 2010 from the date of the acquisition are SEK 14 million and SEK 4 million. If Karlskrona Baltic Port had been acquired at 1 January 2010, the corresponding figures would have been SEK 19 million and SEK 5 million, respectively.

The total value of the acquired assets and liabilities is presented in the table below which also shows the cash flow impact of the acquisitions. All acquired assets and liabilities were reported according to IFRS, alternatively no differences compared to IFRS, at the time of the acquisition.

		Adjustment to	Adjusted
SEK million	Book value	fair value	fair value

Assets and liabilities acquired
Tangible fixed assets	158	94	252
Current receivables	2		2
Cash and cash equivalents	1		1
Current liabilities	(4)		(4)
Deferred tax		(25)	(25)

Acquired net assets	157	69	226
Non-controlling interest			(98)
Purchase price, cash payment			(128)
Cash and cash equivalents in the acquired businesses			1

Effect on the Group’s cash and cash equivalents			(127)

The transaction expenses amounted to SEK 1 million. There were no acquisitions in 2009.

Interest payments

	Year ended 31 December
SEK million	2009	2010

Interest, paid	(2,341)	(2,045)
Interest, received	684	476

Financing activities

Other financing activities includes further purchase of the shares in the subsidiary Ballingslöv AB (publ.), amounting to SEK 218 million. As per 31 December 2010 Adactum owned 96% of Ballingslöv.

33 — Financial instruments and risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks. The Group’s overall risk management policy focuses on the unpredictability of the financial markets and aims to minimise potential adverse effects on the Group’s financial results. The Group employs derivative instruments to hedgeexposure to certain risks.

Risk management is handled by a central finance department, Stena Finance, in accordance with policies determined by the Board of Directors. Stena Finance identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board of Directors prepares written policies for both overall risk management and for risk management of specific

33 — Financial instruments and risk management — continued

areas such as currency risk, interest rate risk, the utilisation of derivative and non-derivative financial instruments and the investment of excess liquidity.

The Company uses financial instruments to reduce the risk of major adverse effect on its results from price changes in currency, interest rates and oil markets.

As a basic principle fixed assets are financed with long-term funding in the form of issued bonds, bank debt and leasing liabilities.

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

Currency risks also arise when converting foreign currency denominated Income Statement or Balance Sheet items to SEK and when converting cash flows in foreign currency. These risks are reduced by hedging with forward foreign exchange contracts or with currency options.

Fluctuations in the price of bunker fuel, which predominantly affects Ferry operations, are managed by fixed price agreements with the supplier for the various grades of bunker fuels or by using financial derivatives for crude oil.

As part of its tanker operations the Company also uses, to a limited extent, contracts for freight rates and forward freight agreements.

Financial risk management is carried out within the scope of the Company’s financial policies and manuals mainly by the treasury units in Sweden and Switzerland.

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

In our Crude oil tanker operations where a spot charter arrangement is made, the charterer is scrutinized before the contract is signed in accordance with our QA system rules. If the charterer is not considered “first class” or has certain remarks on his payment possibility, chartering of the vessel can either be denied, or the charterer can be offered to provide a bank guarantee, or to pay the freight before discharge of the cargo (called BBB). In a period charter arrangement the charterhire is paid in advance. If the charterhire is not paid within a certain time we have the right to withdraw the vessel and cancel the charter contract.

Regarding buy and sell arrangements of vessels the procedures are dictated by the buy/sale contract (MOA) where a vessel is not released to a buyer until the full payment has been received into sellers bank account.

33 — Financial instruments and risk management — continued

In our Property operations, both residential and commercial tenants make the rental payments in advance. Nevertheless, a credit check is always made on new tenants, residential as well as commercial, and commercial tenants are put on regular “credit-watch” throughout the rental period.

If the potential tenant does not fulfil the criteria set out in our finance policy, the tenant can either be denied a rental contract or be asked to make additional pre-payment or provide a bank guarantee (commercial tenants).

All financial instruments are entered into with counterparties who are considered to be creditworthy institutions and terms and conditions are documented. In the normal course of business, none of the parties demand collateral for credit exposure from financial instruments. All financial derivatives are traded within the framework of established ISDA agreements, where positive and negative market values are netted.

In the tables below credit risk refers to net positive market values per counterparty.

The following table summarizes the notional volume and credit risks of financial derivative instruments

	31 December 2009		31 December 2010
	Notional	Credit	Notional	Credit
SEK million	amount	risk	amount	risk

Currency forward contracts and swaps	17,285	103	19,706	265
Currency options			45
Interest rate forward contracts and swaps	7,748		13,195
Interest rate options	3,910		4,135
Commodity fixed price swaps — oil	1,334		3,096	235
Commodity options — oil			274

Total	30,277	103	40,451	500

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

33 — Financial instruments and risk management — continued

The following tables summarize the interest rate contracts for hedging of the interest rate exposure of the Company’s debt portfolio in various currencies

As of 31 December 2009

Type of-	Notional amounts				Option	Length of
instrument	Currency	SEK million	Receive rate, %	Pay rate, %	bought/sold	contract

swap	SEK	2,400	3m Stibor	3.11-3.63%		April 2018
swap	USD	3,363	3m Libor	2.77-3.72%		July 2014
cap	SEK	3,500	3m Stibor	4.00%	bought	November 2011
swap	EUR	179	3m Stibor	4.38%		October 2012
swap	SEK	80	3m Stibor	4.65%		October 2012
swap	EUR	99	5.52%	6m Euribor+1.19%		December 2012
swap	EUR	629	6m Euribor	2.74-4.12%		March 2017
cap	EUR	308	3.25%	6m Euribor	bought	October 2010
cap	EUR	103	6m Euribor	3.25%	bought	March 2010
swap	GBP	466	3m Libor	6.03%		January 2011
swap	EUR	531	3m Libor+0.86%	3m Libor-0.14%		May 2028

Total		11,658

As of 31 December 2010

Type of-	Notional amounts				Option	Length of
instrument	Currency	SEK million	Receive rate, %	Pay rate, %	bought/sold	contract

swap	SEK	3,200	3m Stibor	2.70-3.63%		August 2020
swap	SEK	80	Stibor	4.65%		October 2012
swap	USD	4,709	6m Libor	1.62-2.19%		September 2016
swap	USD	3,162	3m Libor	2.77-3.72%		July 2014
swap	EUR	158	Euribor	4.38%		October 2020
swap	EUR	910	6m Euribor	2.71-4.12%		September 2020
swap	EUR	86	5.52%	6m Eurobor+1.19%		December 2012
swap	EUR	467	3m Libor+0.86%	3m Libor-0.14%		May 2028
swap	GBP	423	3m GBP Libor	Annuity 790’/quarter til 2028		January 2028
cap	EUR	135	2.75%	6m Euribor	bought	April 2015
cap	SEK	3,500	3m Stibor	4.00%	bought	November 2012
cap	SEK	500	3m Stibor	3.00%	bought	August 2015

Total		17,330

For interest rate instruments where interest rate flows and maturities are matched with underlying debt, hedge accounting is used. Total nominal amount of interest rate instruments where hedge accounting is applied amounts to SEK 9,948 million as of 31 December 2010 (SEK 5,022 million as per 31 December 2009). In addition to interest instruments as above, the SPEs investing in different debt securities, see note 15, have also entered into interest rate swaps to reduce the potential negative effects on the actual values of these entities. The amount of these interest swaps have been equal to that of the underlying fixed rate bonds.

33 — Financial instruments and risk management — continued

The following table summarizes interest rate swaps entered into for this purpose

As of 31 December 2010

	Amount
Type of instrument	Currency	(SEK in millions)	Receive rate %	Pay rate %	Length of contract

cap	USD	394		Strike 10.00	November 2012
swap	USD	673	3m Libor	5.03	October 2015
cap	USD	249		Strike 7.00	December 2015
Total		1,316

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

The Company’s policy is to hedge its translation exposure which mainly arises from USD and EUR borrowings in companies with SEK as their functional currency.

The Company also hedges parts of its transaction exposure in USD, GBP, EUR, NOK and DKK from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations (USD). The Company’s transaction exposure mainly originates from its ferry operations and offshore drilling operations.

The following two tables summarize by major currency the contractual net amounts of the Company’s forward exchange and option contracts to hedge the translation and transaction exposures. The tables contain both forward foreign exchange contracts and currency options.

Outstanding currency hedge contracts for translation and equity exposure — net positions

	2009		2010
SEK million	bought	sold	bought	sold

USD		3,559		2,636
EUR	4,591		6,953
GBP		1,032		1,384
DKK		170		389
NOK		251		346
SEK	608			1,910
Other		187		288

Total	5,199	5,199	6,953	6,953

The book value of our net assets of subsidiaries denominated in a foreign currency, as of 31 December 2010, was approximately SEK 18.7 billion. The net assets are expressed mainly in Swedish kronor, U.S. dollars, Euro and British pounds. A 1% change in the value of the SEK against each of the functional currencies of our subsidiaries would affect our shareholders’ equity as of 31 December 2010 by SEK 187 million.

33 — Financial instruments and risk management — continued

Outstanding currency hedge contracts for transaction exposure — net positions

	2009		2010
SEK million	bought	sold	bought	sold

USD	453			134
EUR		156	505
GBP		117		159
NOK		243	981
SEK	21			333
CAD	0			832
Other	42			28

Total	516	516	1,486	1,486

Bunker fuel risk management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to ferry operations, through a combination of swaps and options. The vessels of the ferry operations have an annual consumption of bunker fuel of approximately 260,000 tons and 120,000 tons of gas oil which combined converts to an annual volume of about 2.4 million barrels. A part of this is hedged on a consecutive basis. All contracts are settled monthly at a volume corresponding to the underlying consumption. The following table presents the notional amounts of financial instruments used for fuel risk management as of 31 December each year.

Outstanding hedge contracts for bunker fuel exposure

	2009	2010
SEK million	Notional amount	Notional amount

Fixed price swaps (Bought fixed, sold floating)	1,396	3,096
Bought call options	547	701
Bought put options	75
Sold call options	209
Sold put options	220	520

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

33 — Financial instruments and risk management — continued

A summary of the results of the Company’s trading activities on derivative financial instruments is shown below.

	2009		2010
	Net gain/	Notional	Net gain/	Notional
SEK million	(loss)	amount	(loss)	amount

Foreign exchange spot and forwards	14	493	7	551
Currency options1)	20	47	9	39
Interest rate instruments	24		(17)	112
Commodity options1)	87	116	(11)

Total trading	145	656	(12)	702

1) The notional amount is delta-adjusted.

Financial instruments per category

	Financial
	instruments
	measured at
	fair value through
	profit or loss
			Derivatives				Other	Total	Total
SEK million	Fair value	Held for	used for	Held to	Available	Loans and	financial	carrying	fair
31 December 2009	option	trading	hedging	maturity	for sale	receivables	liabilities	value	value

Assets
Marketable securities	1,398				813			2,211	2,211
Other noncurrent assets	364				1,749			2,113	2,113
Trade debtors						3,284		3,284	3,284
Short-term investments		112				3,583		3,695	3,695
Investments in SPEs				6,827	1,347			8,174	7,518
Other receivables		9	103					112	112

Total	1,762	121	103	6,827	3,909	6,867		19,589	18,933

Liabilities
Senior notes							6,147	6,147	5,498
Other Long-term interest bearing debt							34,075	34,075	34,075
Short-term interest bearing debt							1,676	1,676	1,676
Trade accounts payable							1,311	1,311	1,311
Debt in SPEs							8,249	8,249	8,249
Other liabilities	73	246						319	319

Total	73	246					51,458	51,777	51,128

Assets
Marketable securities	2,127				2,003			4,130	4,130
Other noncurrent assets	365				1,380			1,745	1,745
Trade debtors						2,754		2,754	2,754
Short-term investments		151				3,976		4,127	4,127
Investments in SPEs				5,148	1,027			6,175	6,088
Other receivables		3	431					434	434

Total	2,492	154	431	5,148	4,410	6,730		19,365	19,278

Liabilities
Senior notes							6,256	6,256	5,950
Other Long-term interest bearing debt							39,834	39,834	39,834
Short-term interest bearing debt							1,874	1,874	1,874
Trade accounts payable							1,313	1,313	1,313
Debt in SPEs							5,140	5,140	5,140
Other liabilities		19	149					168	168

Total		19	149				54,417	54,585	54,279

33 — Financial instruments and risk management — continued

Equity price risk

Our portfolio of equities is well diversified, both in terms of markets and industries. Investments are made within the boundaries of our finance policy in terms of risk- and loss limits.

As of 31 December 2010, a change of +/-10% in the unrealised value of all our equity holdings within Short-term investments and Marketable securities, would have an effect of +/-SEK 222 million on profit before tax and +/-SEK 107 million recognised in other comprehensive income less deduction of deferred tax.

All equity holdings within Short-term investments and Marketable securities are traded at an active market at an exchange, hence no illiquidity, counterparty risk or other uncertainty-discounts have been applied.

The table below shows the Group’s assets and liabilities measured at fair value as of 31 December 2010.

Financial instruments at fair value

SEK million
31 December 2009	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
- Trading derivatives	(1)	10		9
- Trading securities	1,664	53	157	1,874
Derivatives used for hedging		103		103
Available-for-sale financial assets
- Equity securities	766	47	1,749	2 562
- Debt investments	1,347			1,347
Total assets	3,776	213	1,906	5,895
Liabilities
Financial liabilities at fair value through profit or loss
- Trading derivatives		73		73
Derivatives used for hedging		246		246
Total liabilities		319		319
Specification of financial instruments in Level 3
Opening balance 1 January 2009			2,373
Total gains/losses
- recognized in profit or loss			(9)
- recognized in other comprehensive income			(229)
Proceeds from sales			(143)
Translation differences			(86)
Closing balance 31 December 2009			1,906

As of 31 December 2009, a change of +/-10% in the unrealized value of all our assets in the level 3 category, would have an effect of +/-SEK 16 million are profit before tax and +/-SEK 175 million recognized in other comprehensive income.

33 — Financial instruments and risk management — continued

Financial instruments per category

SEK million
31 December 2010	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
- Trading derivatives		3		3
- Trading securities	2,278	157	208	2,643
Derivatives used for hedging		431		431
Available-for-sale financial assets
- Equity securities	1,122	423	1,321	2,866
- Debt investments	458		59	517
Total assets	3,858	1,014	1,588	6,460
Liabilities
Financial liabilities at fair value through profit or loss
- Trading derivatives		19		19
Derivatives used for hedging		149		149
Total liabilities		168		168
Specification of financial instruments in Level 3
Opening balance 1 January 2010			1,906
Total unrealized gains/losses
- recognized in profit or loss			42
- recognized in other comprehensive income			(33)
Proceeds from acquisitions and sales, net			8
- Whereof realised result			(20)
Reclassification from level 3			(157)
Translation differences			(158)
Closing balance 31 December 2010			1,588

As of 31 December 2010, a change of +/-10% in the unrealized value of all our assets in the Level 3 category, would have an effect of +/-SEK 21 million on profit before tax and +/-SEK 138 million recognized in other comprehensive income.

The majority of the financial instruments in Level 3 is relating to investments in Private Equity funds. The book value of these funds equals the Net Asset Value (NAV) provided by the fund manager. As we have not been provided with a specification of the different variables and assumptions used by the fund manager when calculating the NAV, we cannot estimate the sensitivity of the different variables used.

The table below summarizes the fair value of balance sheet items in the case where the fair value differs from the carrying value. When establishing the fair value, the quoted market prices as of 31 December have been used. The fair value calculation is based on the closing price, i.e.

33 — Financial instruments and risk management — continued

the market value that would have been received or paid if such instrument was sold or terminated on the closing date.

	2009		2010
	Carrying	Fair	Carrying	Fair
SEK million	value	value	value	value

Assets
Investments in SPEs	8,174	7,518	6,175	6,088
Liabilities
Senior notes	6,147	5,498	6,256	5,950

Liquidity risks

Liquidity risk is managed by maintaining an adequate level of cash and cash equivalents, available financing through unutilized committed credit facilities and the possibility to close short term marketable holdings in equities and bonds. Due to the dynamic character of the business, the need for financing flexibility is satisfied by arranging part of the Company’s funding in the form of committed revolving credit facilities, under which short-term requirements for liquidity can be met.

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

The table below shows the Group’s financial debt sorted by the remaining years until the agreed maturity date. The figures shown in the table are based on agreed confirmations and constitute undiscounted cash flows. Cash flows in foreign currency are converted to SEK by using the closing exchange rates.

		Less than	Between 1 and 2	Between 2 and 5	More than	Not
As per 31 December 2010	Total	1 year	years	years	5 years	specified

Property loans	12,611	192	488	970	10,961
Other bank loans	19,816	1,106	3,756	3,394	11,560
Revolving credit facility	6,666					6,666
Other credit facilities	746	351				395
Senior Notes	6,256				6,256
Capitalized leasing debt	1,869	225	450	408	786
Operational leasing debt	5,992	1,537	1,358	1,140	1,957
Trade accounts payable	1,313	1,313

Total	55,269	4,724	6,052	5,912	31,520	7,061

Property loans consists principally of bank mortgage loans on real estate, buildings and land in the Company’s real estate business segment. These loans are Property loans and consists principally of bank mortgage loans on real estate, buildings and land in the Company’s real estate business segment. These loans are denominated in SEK and EUR, respectiveley. Other loans consist of long term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK, respectiveley.

33 — Financial instruments and risk management — continued

The Company has a revolving credit facility of USD 1 billion. The facility was renegotiated in January 2006 and expires in January 2013. Obligations under the facility are secured mainly by mortgages on certain vessels and rigs. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of 31 December 2010, the utilized portion of the facility was USD 909 million, of which USD 884 million was actually drawn and USD 25 million used for issuing of bank guarantees. As of 31 December 2009 the utilized portion of the facility was USD 168 million, of which USD 144 million was actually drawn and USD 24 million used for issuing of bank guarantees.

As of 2007, the Company has an additional revolving credit facility of USD 200 million and the utilized portion of the facility as of 31 December 2010, was USD 107 million. As of 31 December 2009, the utilized portion of the facility was USD 0 million.

As of 31 December 2010 the Company had SEK 8,374 million in other unutilized, mainly uncommitted, overdraft facilities and other similar lines of credit, as compared to SEK 1,719 million as of 31 December 2009.

“Not specified” includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2011 and beyond. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis. “Not specified” also includes the utilized portion of the Revolving Credit Facilities.

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

34 — Personnel

The following table presents the average number of employees of the Company:

	2009		2010

	Total	No. of females	Total	No. of females

Parent Company:
Board, CEO, Executive vice president	4		3
Other employees	24	14	25	15
Subsidiaries in Sweden	4,578	1,819	4,347	1,720
Total Sweden	4,606	1,833	4,375	1,735
Subsidiaries outside of Sweden
Great Britain	1,899	515	1,951	509
The Netherlands	749	112	732	111
Denmark	827	301	773	270
Ireland	74	29	66	30
Norway	83	53	63	33
Finland			5	1
Poland	55	35	54	35
Switzerland	8	1	6	1
Spain	152	23	155	23
Portugal	12	3	12	3
France	8	3	8	1
Luxembourg	19	2	13	3
Greenland			4	1
Russia	2	1
China	102	18	92	15
Singapore	41	11	43	12
Korea	81	9	85	10
United States	34	9	25	7
Brazil			7	1
India	91	37	90	37
United Arab Erimates	55	7	59	4
Other	4		3
Shipborne employees	1,334	7	1,226	7
Total outside of Sweden	5,630	1,176	5,472	1,114

Total group	10,236	3,009	9,847	2,849

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2010 was 3,749 as compared to 3,833 in 2009.

34 — Personnel — continued

The following tables presents the wages, salaries and other remuneration of the employees of the Company

	2009			2010

	Board	Other		Board	Other
SEK million	and CEO	employees	Total	and CEO	employees	Total

Parent company	8	30	38	12	35	47
Subsidiaries in Sweden	52	1,461	1,513	57	1,447	1,504

Total Sweden	60	1,491	1,551	69	1,482	1551

Subsidiaries outside of Sweden:
Great Britain	39	750	789	32	757	789
The Netherlands	5	283	288	5	272	277
Denmark	13	401	414	9	362	371
Ireland		38	38		28	28
Norway	1	55	56	1	32	33
Finland					4	4
Poland	1	11	12	1	10	11
Switzerland	7	4	11	5	5	10
Spain	2	52	54	2	47	49
Portugal		3	3		3	3
France		4	4		4	4
Luxembourg	9	27	36	10	20	30
Greenland					8	8
China	5	21	26	6	16	22
Singapore	1	28	29	1	30	31
Korea	4	19	23	4	24	28
United States	5	42	47	2	17	19
Brazil					5	5
India	1	6	7	1	6	7
United Arab Erimates	5	21	26	2	20	22
Other		2	2		3	3
Shipborne employees		926	926		839	839

Total outside of Sweden	98	2,693	2,791	81	2,512	2,593

Total group	158	4,184	4,342	150	3,994	4,144

	2009			2010

Total personnel costs	Parent			Parent
SEK million	company	Subsidiaries	Total	company	Subsidiaries	Total

Wages, salaries and other remuneration	38	4,304	4,342	47	4,097	4,144
Pension costs	11	383	394	13	437	450
Other social charges	16	475	491	16	445	461

Total	65	5,162	5,227	76	4,979	5,055

For Swedish-flagged vessels employed in international shipping activities, the Company has received subsidies equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of the subsidies in 2010 was SEK 421 million, of which SEK 390 million related to ferry operations. In 2009, the amount

34 — Personnel — continued

of the subsidy was SEK 456 million, of which SEK 390 million related to ferry operations. The amounts received have reduced personnel costs.

Remuneration of Chief Executives

Salaries of in total SEK 12 million and SEK 11 million were paid to the Chief Executive Officer and the Deputy Chief Executive Officer in 2010 and 2009, respectively. The corresponding pension charges amounted to SEK 2 million in 2010 and SEK 3 million in 2009. The aggregate compensation paid by the Stena AB to its directors (a total of nine persons) amounted to MSEK 10 in 2010 and MSEK 14 in 2009. Of total salaries paid to other employees MSEK 36 were paid to other officers than the Chief Executive Officer, the Executive Vice President and the board members in 2010 (a total of seven persons) and MSEK 37 in 2009.

The Chief Executive Officer has retirement conditions allowing retirement from 65 years of age with a salary of 65% of his then prevailing salary then valid. The period of notice from either party is 12 months. Severance pay amounts to a maximum of 24 months salary.

The board members of Stena AB were paid SEK 250,000 in 2010, out of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to each of the Chief Executive Officer and the Executive Vice President. In 2009, the board members of Stena AB were paid SEK 275,000, out of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to the Chief Executive Officer.

The Chairman of the Board was paid SEK 2,398,000 and SEK 2,199,000 for consulting services for the years 2010 and 2009, respectively.

Women comprised 22% and 20% in 2010 and 2009 of the total number of Board members. Of chief directors other than the Chief Executive Officer, the Executive Vice President and the board members women comprised 13% and 11% for 2010 and 2009, respectively.

35 — Related party transactions

We have entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Sessan and Stena Metall and their respective subsidiaries. Another significant company within the Stena Sphere is Concordia which is 52% owned by Sessan. Shares in Concordia are listed on Nasdaq OMX Stockholm. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company (indirectly through Stena Bulk AB, a wholly owned subsidiary of the Company) are parties to an allocation agreement (the “Allocation Agreement”) pursuant to which Concordia may elect to participate 100%, 50% or not to participate in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. The net outcome of the agreement, including results of forward contracts, was SEK 0 million in each of the years 2008 and 2009. The results for the allocations in 2010 were SEK 0.7 million.

We provide certain services to Concordia such as administration, marketing, commercial management, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, offices and office services for Concordia’s personnel and certain financial and other services. We earned fees for these services of SEK 25 million in 2008, SEK 34 million in 2009 and SEK 37 million in 2010.

35 — Related party transactions — continued

Sessan

Since June 1999, we have served as the business manager of Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita, which is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager of Sessan for its 50% participation in the shuttle tanker Stena Spirit, which is chartered pursuant to a 10-year contract to Petrobras in Brazil. We earned total fees for these services of SEK 1.5 million in each of the years 2008, 2009 and 2010.

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

In December 2002, we sold the remaining 50% of the RoPax vessel Stena Jutlandica to Sessan who acquired the first 50% of this vessel from us in 1996. The vessel is chartered back under an operating lease, for which we paid charterhire of SEK 59 million in each of the years 2008, 2009 and 2010, respectively.

Sessan has invested in shares in Meda. In 2008, there was a new share issue in the amount of SEK 1,511 million. Stena AB guaranteed the new share issue. The new share issue was oversubscribed and Stena AB did not need to honor its guarantee. However, Stena Investment Cyprus acquired 11,191,939 shares (3.7% of the votes) in Meda for SEK 392 million. Sessan had an option to acquire these shares at a minimum price of SEK 38.50 per share, which was settled with a cash payment of SEK 165 million in 2008.

In 2009, we acquired three office buildings in Houston, the U.S., from Sessan for SEK 179 million.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 3,012 million, SEK 1,941 million and SEK 2,023 million in 2008, 2009 and 2010, respectively.

We paid charterhire for vessels to Stena Metall at an amount of SEK 139 million for 2008. There were no charters in 2009 and 2010.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2008, 2009 and 2010 for these services.

In December 2008, we acquired the vessels Stena Nordica, Stena Freighter, Stena Carrier and Mont Ventoux from Stena Metall at market value for a total of SEK 1,443 million. The consideration was paid through (i) the issuance of a loan note of SEK 682 million, bearing interest at market rate and maturing on August 31, 2010, and (ii) the assumption by us of the outstanding bank loans relating to the acquired assets for a total amount of SEK 761 million. These loans were repaid during 2010.

Olsson Family

We rent office space from members of the Olsson family. In each of the years 2008, 2009 and 2010, we paid SEK 45 million, SEK 39 million and SEK 24 million, respectively, in respect of such properties.

35 — Related party transactions — continued

We manage certain properties owned by members of the Olsson family. In each of the years 2008, 2009 and 2010, members of the Olsson family paid us SEK 13 million, SEK 13 million and SEK 14 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

36 — Subsequent events

During autumn of 2010, Stena Line entered into an agreement to acquire the Danish travel agency DTF (Dansk Total Ferie), a market leading travel agency for vacations by car in Denmark. The travel agency was acquired as per 1 January 2011 (see also Note 37).

Stena Line has entered into a slot charter agreement with DFDS on the Esbjerg-Harwich and Esbjerg-Immingham routes. This means that Stena Line as from January 2011 also can offer a freight service between Denmark and UK.

Stena Line has as of 1 December 2010 from DFDS acquired two routes on the Irish sea: Liverpool-Belfast and Heysham-Belfast. Since the acquisition is subject to a formal approval from the British competition authority, these routes are being held separated from our other business until clearance is given.

Stena RoRo acquired the vessel, Dublin Seaways, from DFDS in April 2011 for EUR 24 million.

Stena Transporter, a new built Ropax vessel, was delivered in January from Samsung Heavy Industries in Korea. Stena Transporter is the first vessel of two ordered from Samsung. The vessels are on operation on the route Hoek van Holland and Killingholme.

In February Highlanders was delivered to the Canadian company Marine Atlantic Inc. Highlanders has been rebuilt in the same way as her sister vessel Blue Puttees (previously called Stena Trader), meaning that the vessel has been shortened by 12 meters and has had its passenger increased capacity by extending with new modern passenger space. Highlanders will operate North Sydney, Nova Scotia and Port aux Basque, Newfoundland together with Blue Puttees on a charter for at least five years.

In January, 2011 a letter of intent was signed that Stena Bulk acquired 50% of the Danish company Weco A/S. Weco, is part of the private owned shipping company Dannebrog. Weco is a marketleader of transporting specialproducts like palm oil, vegetabilie oil and caustic soda. There will be approximately 30 vessels in the common fleet of the JV company Stena Weco.

As per 31 March 2011 Stena Adactum owns 99% of the shares in Ballingslöv.

In March 2011, the drilling rig Stena Tay was sold subject to certain conditions being met, with expected delivery in the fourth quarter 2011.

Stena Property has sold one property for SEK 85 million in 2011.

37 — Acquisition in 2011

On March 3, 2011 Stena Line acquired, through its subsidiary Sembo AB, 100% of the shares in Rejser A/S, the parent company in the DTF-Group as per 1 January, 2010.

The Group has its headquarter in Hjörring, Denmark and has 130 employees. The DTF Group’s business is a travel agency for vacations by car and flights.

The acquisition is in line with Stena Lines strategy to strenghtening the position as the leading company for vacation by car in the Northern Europe.

37 — Acquisition in 2011 — continued

The purchase price was SEK 122 million. The total surplus value amounted to SEK 189 million and is the amount exceeding the market value of the assets and liabilities in the DTF Group. The split between Goodwill and trademark has not yet been determined.

The below acquisition analysis is preliminary

Market
DTF-Group, MSEK	value

Assets and liabilities acquired
Intangible fixed assets	13
Tangible fixed assets	7
Financial fixed assets	3
Current receivables	56
Cash and cash equivalents	7
Non-current liabilities	(39)
Current liabilities	(114)
(67)
Surplus value	189
Total purchase price, cash payment	(122)
Transaction expenses	(3)
Cash and cash equivalents in the acquired businesses	7

Effect on the Group’s cash and cash equivalents	(118)

Report of Independent Registered Public Accounting Firm on Schedules

The Board of Directors and Shareholders
Stena AB (publ)

Under date of April 27, 2011, we reported on the consolidated balance sheets of Stena AB (publ) and subsidiaries (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, which are included in the Company’s Annual Report on Form 20-F for the year 2010. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules as listed in the accompanying schedules II and schedules III. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Gothenburg, Sweden
April 27, 2011
KPMG AB

/s/ Thomas Thiel
Thomas Thiel
Authorized Public Accountant

S-1

Schedule II

Stena AB and Consolidated Subsidiaries
Valuation and Qualifying Accounts
Years ended December 31, 2009 and 2010

	Balance at				Balance at
	Beginning		Companies		End
Description	of Year	Additions	acquired	Deductions	of Year
	(SEK in thousands)

Allowance for Doubtful Accounts:
December 31, 2009	91,173	30,225	—	(27,190)	94,208
December 31, 2010	94,208	5,830	—	(6,233)	93,805

Notes:

Additions includes foreign currency translation effect

S-2

2010-12-31

		Market	Initial cost	Additions/		Accumulated	Net book
Description	Encumbrances	Value	to company	Disposals	Total	Depreciation	value
Property data	(Mortgages)
	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK

SFAB, enclosure no 1	2,639,964	5,383,800
SFNAB, enclosure no 2	716,211	1,164,000
SFSAB, enclosure no 3	1,081,666	2,635,200
SFHKB, enclosure no 4	329,500	909,600
SFFAB group, enclosure no 5	5,426,492	10,647,700
Total Stena Fastigheter group	10,193,833	20,740,300
SRBV, enclosure no 6	1,889,674	2,098,924
SPBV, enclosure no 7	1,402,289	1,515,008
Total Stena Realty group	3,291,963	3,613,932
Assets under construction		−206,365
Total real estate	13,485,796	24,147,867
Stena Line, enclosure no 8	1,060,240		738,642	(69,446)	676,196	(391,493)	277,703
Adactum, enclosure no 9	307,081		603,583	(7,254)	596,329	(139,755)	456,574
NMM, Glasgow			52,484	(3,937)	48,547	(12,991)	35,556
Stena Drilling, Aberdeen			65,514	5,432	70,946	(15,506)	55,440
Stena UK, London			851	(57)	794	(451)	343
Scan-Port, Germany			17,057	(2,066)	14,991	0	14,991
Total buildings and land	1,367,321		1,478,131	(77,328)	1,400,803	(560,196)	840,607
Total	14,853,117	24,147,867	1,478,131	(77,328)	1,400,803	(560,196)	840,607

SCHEDULE III

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Järnbrott 126:4	34,200	64,600	1961	01/01/81
Kallebäck 7:8	10,505	11,600	1964	01/01/81
Kallebäck 12:4	9,000	27,700	1960	31/12/83
P-huset på Masthugget 712:30	0	25,100
Stampen 26:2	112,500	155,100	1988	01/01/94
Järnbrott 164:22	39,000	57,300	1966	01/02/94
Sannegården 15:4	9,759	67,800	1973	01/01/83
Sannegården 15:5	18,750	54,900	1973	01/01/83
Sannegården 22:19	0	29,600	1973	01/01/83
Partille 3:234-5	0	200		01/01/83
Askim 229:2	120,000	259,100	1968/98	01/01/00
Askim 70:1	0	300	1968/98	01/01/00
Askim 59:38	0	1,100	1968/98	01/01/00
Järnbrott 144:5	8,625	25,800	1963	01/08/83
Kallebäck 4:1	36,950	66,400	1963	01/08/83
Kobbegården 257:3	45,000	73,100	1970	01/08/81
Kobbegården 257:1	60,000	92,800	1970	01/08/81
Kobbegården 257:2	45,000	62,000	1970	01/08/81
Kobbegården 151:2	0	300
Lerum Hallegården 1:246	0	1,500
Askim 70:2-3	75,375	165,000	1968	01/08/81
Kobbegården 6:139	0	23,600	1974	01/03/86
Gullbergsvass 5:11	78,000	119,100	1988	01/04/94
Kobbegården 6:3	0	304,600	1970	12/97
Helsingör 10	39,500	83,500	1964	01/05/81
Kockum 20	0	45,400	1960	01/05/81
Kockum 21/22	23,700	54,700	1962	01/01/82
Bilden 10	21,000	23,800	1963	04/84
Almen 20	24,375	43,900	1966	05/81
Frans Suell 14	0	262,100	1906/36	02/91
Solbacken 22	10,475	9,300	1964	05/92
Pilåkern 1	83,700	212,400	1959	05/81
Pilåkern 2	0	400	1960/70	05/81
Almen 16	5,400	21,300	1961	05/81
Leonard 1	194,000	292,400	1970	11/00
Abel 14	80,000	215,500	1973	11/00
Abel 15	45,000	0	1973	11/00
Korpen 39	0	16,900	1960/70	01/99
Laboratorn 4	16,800	38,200	1960/70	01/99
Professorn 12	11,900	22,300	1960/70	01/99
Hilleröd 12	5,250	36,300	1962	01/81
Solbacken 13	0	14,100	1965	06/86
Hymnen 1	22,400	43,500	1960/70	05/94

SCHEDULE III
enclosure 1

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Kantaten 1	42,000	79,100	1960/70	05/94
Kantaten 2	33,600	74,900	1960/70	05/94
Kantaten 3	37,800	84,700	1960/70	05/94
Kantaten 6	27,300	55,200	1960/70	05/94
Monbijou 18	50,000	88,400		2008
Bjärred 40:22	11,900	13,100		2008
Bjärred 9:6, 9:9-10	55,700	61,400		2008
Karstorp 22:19	0	2,900		2008
Karstorp 22:31	0	2,900		2008
Lomma 28:46	23,000	30,800		2008
Lomma 30:55	5,200	11,900		2008
Lomma 35:61	5,300	7,500		2008
Vinstorp 26:50-52	24,500	30,100		2008
Vinstorp 28:29, 33:1	24,400	32,100		2008
Docenten 6	13,500	27,600	1960/70	01/97
Laboratorn 2	20,700	42,200	1960/70	01/97
Professorn 9	19,400	36,700	1960/70	01/97
Professorn 11	21,800	41,400	1960/70	01/97
Laboratorn 3	21,800	42,200	1960/70	01/97
Altona 20 & 21	113,000	162,200	1966	09/98
Pontus 20	97,225	182,600	1935	04/01
Luggude 8	20,000	40,600	1967	04/01
Hämplingen 15	12,750	26,600	1964	04/01
Utanverket 13	48,750	72,200	1958	04/01
Kolga 6	55,000	94,900	1935	04/01
Ryttmästaren 17	0	57,600	1970	02/04
Fältspaten 1	60,000	79,800	1982	02/04
Gårdsten 58:1	284,175	303,800		2006
Tynnered 13:2	225,000	300,600		2006
Gårda 18:21	0	58,200		2009
Gårda 19:7	0	115,000		2007
Total SFAB	2,639,964	5,383,800

SCHEDULE III
enclosure 1

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Erstavik 26: 8	20,800	35,600	1971-75	12/96
Erstavik 26: 9	21,078	29,700	1971-75	12/96
Erstavik 26: 10	20,500	28,800	1971-75	12/96
Erstavik 26: 11	47,500	77,400	1971-75	12/96
Erstavik 26: 12	44,900	73,700	1971-75	12/96
Erstavik 26: 13	42,100	68,300	1971-75	12/96
Erstavik 26: 14	37,200	60,600	1971-75	12/96
Erstavik 26: 15	36,208	58,500	1971-75	12/96
Erstavik 26: 16	36,700	59,600	1971-75	12/96
Erstavik 26: 17	36,800	59,100	1971-75	12/96
Erstavik 26: 18	41,200	65,700	1971-75	12/96
Erstavik 26: 20	7,000	11,400	1971-75	12/96
Erstavik 26: 28	14,700	26,100	1971-75	12/96
Erstavik 26: 29	15,225	25,300	1971-75	12/96
Erstavik 26: 30	14,800	22,700	1971-75	12/96
Erstavik 26:109	40,600	65,900	1971-75	12/96
Erstavik 26:110	40,800	68,900	1971-75	12/96
Erstavik 26:111	37,600	60,500	1971-75	12/96
Erstavik 26:113	38,900	61,800	1971-75	12/96
Erstavik 26:115	38,900	63,300	1971-75	12/96
Erstavik 26:117	41,500	65,500	1971-75	12/96
Erstavik 26:118	41,200	66,800	1971-75	12/96
Erstavik 26:434	0	8,800	1971-75	12/96
TOTAL SFNAB	716,211	1,164,000

SCHEDULE III
enclosure 2

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Blackebergs Gård 1	0	36,600	1902	04/00
Hägern Större 16	250,000	488,800	1990	04/00
Tempelriddareorden 1	17,500	39,500	1964	12/01
Tempelriddareorden 2	12,110	30,800	1964	12/01
Tempelriddareorden 3	32,900	83,800	1964	12/01
Tempelriddareorden 4	26,600	66,100	1964	12/01
Tempelriddareorden 6	12,950	29,800	1964	12/01
Tempelriddareorden 7	32,900	85,700	1964	12/01
Tempelriddareorden 8	16,450	37,800	1964	12/01
Tempelriddareorden 9	19,950	54,200	1964	12/01
Söderbymalm 3:468	177,910	237,900		12/02
Gröna rutan 1	1,750	1,100	1964	12/01
Skansen 18	0	661,000	1970	09/05
Ekebo 8:2	53,500	88,600		2008
Ekebo 8:3	0	(3,700)		2008
Ekebo 8:4	6,946	(3,300)		2008
Ekebo 8:5	39,700	67,300		2008
Ekebo 8:8	97,100	177,300		2008
Vilunda 6:39	103,400	172,900		2008
Eksätra 1	40,697	68,900		2008
Eksätra 2	26,250	41,600		2008
Högsätra 9	30,750	51,600		2008
Jungruholmen 2	69,179	98,900		2008
Björksätra 1	13,125	22,000		2008
TOTAL SFSAB	1,081,666	2,635,200

SCHEDULE III
enclosure 3

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Haninge Söderbymalm 6:9	15,000	40,000	1955	07/01
Haninge Söderbymalm 6:10	28,000	63,200	1956	07/01
Haninge Söderbymalm 3:328	9,000	25,200	1956	07/01
Haninge Söderbymalm 3:329	10,000	28,100	1956	07/01
Haninge Söderbymalm 3:333	9,000	23,200	1957	07/01
Haninge Söderbymalm 3:372	9,000	29,300	1964	07/01
Haninge Söderbymalm 3:337	49,250	124,100	1964	07/01
Haninge Söderbymalm 9:1	29,000	79,000	1964	07/01
Haninge Söderbymalm 9:2	26,000	72,300	1964	07/01
Haninge Söderbymalm 6:13	10,500	33,600	1964	07/01
Haninge Söderbymalm 6:14	0	71,400	1964	07/01
Haninge Söderbymalm 6:15	18,250	40,500	1962	07/01
Haninge Söderbymalm 6:16	0	20,700	1962	07/01
Haninge Söderbymalm 7:16	56,500	125,500	1963	07/01
Haninge Söderbymalm 3:395	14,750	34,100	1967	07/01
Haninge Söderbymalm 3:476	45,250	99,400	1985	07/01
Totalt SFHKB	329,500	909,600

SCHEDULE III
enclosure 4

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Höken 56, 57, Malmö	78,370	143,000	1984	2004
Jerusalem 69, 70 Malmö	38,250	61,100	1966	2004
Möllebacken 23, Malmö	81,106	184,000	1983	2004
Stralsund 33, Malmö	90,102	217,000	1974	2004
Björnen 4, Malmö	25,715	42,700	1986	2004
Gabriel 9, Malmö	74,573	154,100	1985	2004
Mården 3, Malmö	56,361	114,800	1988	2004
Axel 33, Malmö	163,307	411,300	1988	2004
Bornholm 6, Malmö	77,337	146,000	1975	2004
Granen 14, Malmö	28,293	61,800	1979	2004
Fretten 11, 13 Malmö	88,167	191,900	1979	2004
Nötskrikan 17, Malmö	43,669	86,500	1900	2004
Jägaren 1, Nöbb. 2:15	0	14,400	1980	2004
Jägaren 2-3	250,000	155,600	1973	2004
Villebrådet 1	0	69,600	1973	2004
Kilen 18, Lund	0	178,900	1990	2004
Kilen 19, Lund	66,385	101,600	1992	2004
Cedern 17	0	73,600	1970	2004
Danzig 22	15,975	27,100	1961	2004
Elefanten 41	91,948	138,200	1989	2004
Hermodsdal 2	21,675	39,400	1963	2004
Lars 4	14,790	25,500	1958	2004
Mjödet 11	75,225	110,700	1968	2004
Stacken 11	21,420	43,400	1960	2004
Vårdkasen 2	0	16,700	1968	2004
Hörby Häggenäs 9:62	0	500	Other	2004
Tolered 129:25-26, 35-36, 122:2-3	80,750	315,500	1960	2004
Gårdsten 62:17	196,000	252,300
Järnbrott 117:5-6	280,000	437,500	1962	2004
Kortedala 92:5, 92:8, 93:2	70,550	128,400	1958	2004
Kortedala 105:5	41,752	60,900	1957	2004
Kortedala 105:3 mfl	157,998	245,300	1956	2004
Johanneberg 39:15	140,269	242,400	1981	2004
Backa 7:12 mfl	136,000	227,300	1965	2004
Backa 886:694-695	0	8,900	Other	2004
Tynnered 27:9	557,600	855,200	1967	2004
Prästhult 1:6	0	300	Land	2004
Tolered 157:2, 158:9, 162:2, 163:2	183,600	317,600	1960	2004
Jursta 3:5 och Jursta 3:6	0	80,500	Other	2004
Jursta 3:6	0	0	Other	2004

SCHEDULE III
enclosure 5

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Kungsängen 7:6, Uppsala	32,400	62,800	1961	2004
Luthagen 80:1, Uppsala	125,600	259,600	1991	2004
Kvarngärdet 15:1, Uppsala	204,000	32,200	1963	2004
Kvarngärdet 16:1, Uppsala	0	123,200	1963	2004
Kvarngärdet 16:2, Uppsala	0	0	1963	2004
Kvarngärdet 17:1, Uppsala	0	106,200	1963	2004
Kvarngärdet 17:2, Uppsala	0	(1,300)	1963	2004
Kvarngärdet 18:1, Uppsala	0	44,700	1963	2004
Kvarngärdet 18:2, Uppsala	0	71,000	1963	2004
Kvarngärdet 19:1, Uppsala	0	47,700	1963	2004
Kvarngärdet 19:2, Uppsala	0	(900)	1963	2004
Kvarngärdet 19:3, Uppsala	0	(900)	1963	2004
Brahehus 1, Malmö	59,450	134,600	1957	2004
Holmen 1, Malmö	116,564	185,300	1982	2004
Martallen 25, Sthlm	0	12,600	1931	2004
Martallen 26, Sthlm	0	9,800	1932	2005
Källsmora 1:92 (ryttarfastighet)	0	500	1929	2004
Wahrenberg 11	155,200	279,900	1939	2004
Sjukhuset 3	222,510	256,300	1950	2004
Tornet 10	81,280	75,400	1969	2004
Tornet 11	0	18,300	1969	2004
Tornet 12	0	50,600	1969	2004
Vale 9	12,000	29,900	1961	2004
Odinslund 6	70,000	103,600	1925	2004
Dalkarlshugget 2	127,500	289,200	1967	2004
Rosenbrödet 1	0	50,300	1963	2004
Smörrutan 1	0	75,500	1964	2004
Wienerbrödet 1	79,500	151,100	1907	2004
Wienerkransen 3, 4	52,105	145,000	1889	2004
Wienerkransen 1	0	46,200	1888	2004
Stativet 4	138,000	274,700	1942	2004
Jakobsberg 2:1164	0	53,100	1989	2004
Järvakrogen 2	9,500	12,900	Other	2004
Sikreno 8	0	6,300	1924	2004
Stockshem 10	0	85,700	1903	2004
Täckeråker 1:8, 1:9, 2:11	0	0	1991	2004
Täckeråker 2:11, 2:14	0	3,700	Other	2004
Pylonen 1	0	41,800	1972	2004
Tornet 1	0	41,800	1972	2004
Sfären 1-9, Solna	235,000	373,600	1938	2004

SCHEDULE III
enclosure 5

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Tvålflingan 5	0	76,400	1973	2004
Tvålflingan 9	182,500	340,800
Autopiloten 5,9, Stockholm	21,996	29,900	Other	2004
Stockhem 11	0	85,900	Other	2004
Wahrenberg 9	83,500	153,600	Other	2004
Wahrenberg 10	49,200	86,200	Other	2004
Sicklaön 360:7	121,500	222,600
Kålltorp 77:6	0	85,000
Briggen 1	0	16,700
Briggen 2	0	3,300
Blackebergs Gård 4	0	13,800
Total SFFAB	5,426,492	10,647,700

SCHEDULE III
enclosure 5

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	construction	acquired
Property data	(Mortgages)
	TSEK	TSEK

Archimedeslaan	97,449	90,702	1996	03/06
Atoomweg	76,381	68,972	1979	07/02
Brain Park 30	54,512	50,594	1988	05/04
Brain Park 80	16,109	23,450	1989	11/89
Brain Park 120	25,800	36,558	1989	11/89
Breguetlaan	35,625	32,846	1992	04/06
Cessnalaan	46,054	41,963	1997	01/006
Eisenhowerlaan	28,059	33,702	1979	01/02
Euclideslaan	0	62,423	1992	09/09
Haspelslaan	64,768	60,810	1986	07/01
Hogehilweg 6	48,452	44,252	1986	07/06
Keizersgracht	31,352	53,531	1750	10/88
Kiotoweg	49,794	50,279	2002	08/02
Koninginnegracht 10	22,487	44,783	1984	06/98
Koninginnegracht 12	39,196	36,810	1984	06/98
Koninginnegracht 13	24,542	34,135	1990	12/97
Koninginnegracht 14	42,811	42,135	1994	09/01
Koninginnegracht 23	30,206	31,937	1971	01/02
Lichtenauerlaan	48,287	44,387	1997	03/04
Max Euwelaan	56,604	51,900	1988	05/04
Markthalle	47,450	47,072	1987	12/87
Nacap	22,014	31,531	1989	07/89
Nacap01	98,903	84,882	1989	11/05
New York 3, Lijnden	35,234	36,261	2001	12/01
New York 9, Lijnden	31,906	32,306	2001	12/01
Nieuwezijds Kolk	66,278	61,378	1996	04/05
Parkstraat	70,432	67,296	1880	10/09
Park Voorn	37,847	52,603	1989	10/89
Park Voorn 9	28,866	34,585	1989	02/06
Paviljoensgracht	60,189	60,125	1981	12/99
San Francisco, Lijnden	1,749	2,568	2002	03/02
Scheveningseweg	42,340	45,810	1988	04/04
Schipolweg	61,496	68,945	1986	12/02
Stadhouderskade	85,914	204,916	1928	10/96
Rooseveltweg	37,838	47,008	1995	06/03
Rooseveltweg 11	55,846	52,999	2002	08/06
Veraartlaan	26,089	23,639	1978	08/99
Volmerlaan	23,423	25,000	1978	02/90
Westblaak	107,064	98,089	1976	12/06
Wilhelminalaan	47,622	78,675	1979	05/97
Zeestraat	42,686	45,648	1982	10/00
Elim	20,000	(38,582)
Total SRBV	1,889,674	2,098,924

SCHEDULE III
enclosure 6

2010-12-31

		Market	Date of	Date
Description	Encumbrances	value	Construction	Acquired
Property data	(Mortgages)
	TSEK	TSEK

Hogehilweg	69,603	61,315	1986	09/05
Rue Brasseur, Luxemburg	146,174	225,835	1992	04/92
Sophia Antipolis, Nice	15,495	23,932	1989	03/90
Schiessstrasse, Duesseldorf	61,652	58,720	1990	06/89
WTC Sophia Antipolis	188,846	199,412	1990	12/00
Font de’l orme	35,117	45,752	1989	09/03
Les Deux Arcs	117,523	137,683	2003	12/04
Marco Polo	228,656	250,970	2003	12/06
Ecolucioles	129,320	119,359	2008	06/09
Pin Montard	140,728	145,575	1999	12/09
Weslayan	42,669	39,914	1979	04/09
Woodbranch 1+2	157,354	151,660	1979/1983	04/09
Hungary	69,152	54,882	1912	10/08
Total SPBV	1,402,289	1,515,008

SCHEDULE III
enclosure 7

2010-12-31

		Initial cost	Additions/		Accumulated	Net book
Description	Encumbrances	to company	Disposals	Total	Depreciation	value
Property data	(Mortgages)
	TSEK	Buildings and land
		TSEK	Improvements
			TSEK	TSEK	TSEK	TSEK

Hotel Fredrikshavn	1,060,240	312,728	(32,530)	280,198	(202,960)	77,238
Hotel Grenå		0		0	0	0
Other buildings, Denmark		91,231	(11,227)	80,004	(72,343)	7,661
Hook of Holland		126,072	(15,073)	110,999	(44,657)	66,342
Port of Helsingborg		57,579		57,579	(55,152)	2,427
Port of Gothenburg		36,608		36,608	(23,650)	12,958
Port of Loch Ryan		112,742	(10,486)	102,256		102,256
Other		1,682	(130)	1,552	7,269	8,821
Total Stena Line	1,0602,40	738,642	(69,446)	669,196	(391,493)	277,703

SCHEDULE III
enclosure 8

2010-12-31

		Initial cost	Additions/		Accumulated	Net book	Date of	Date
Description	Encumbrances	to company	Disposals	Total	Depreciation	value	construction	acquired
Property data	(Mortgages)
	TSEK					TSEK
		Buildings and	Improvements
		land

Göteborg Backa 170:2	29,400	27,725	0	27,725	(4,583)	23,142		2001-06
Strand Norum 33:4	8,250	12,503	99	12,602	(1,760)	10,842		2004-01
Borås Ryda 9:13	600	2,540	0	2,540	(458)	2,082
Vänersborg Galeasen 1	4,000	6,665	0	6,665	(1,776)	4,889		1995-01
Umeå Tolvmansgården 4	5,250	7,580	0	7,580	(956)	6,624		2006-09
Stockholm Bromma Hjässan 18	18,900	27,556	670	28,226	(1,230)	26,996	2008-12	2007-11
Stockholm Nacka Sicklaön 349:5	12,600	20,428	250	20,678	(1,117)	19,561	2009-01
Mölnlycke Solsten 1:153	21,000	36,153	682	36,835	(1,705)	35,130	2009-08
Linköping Glaset 2	0	10,536	19,990	30,526	(76)	30,450	2010-11	2008-12
Hässleholm Björken 4	0	0	2,708	2,708	0	2,708		2010-10
Stockholm Lidingö 3:	0	6,934	304	7,238	(635)	6,603		2008-09
Arendal Rud 2:	0	8,688	57	8,745	(1,910)	6,835		1999-01
Uppsala Valsätra 1:12	0	16,303	1,336	17,639	(2,578)	15,061		2005-06
Investment in rented property	0	19,604	587	20,191	(4,790)	15,401
Total S-Invest	100,000	203,215	26,683	229,898	(23,574)	206,324
Envac	0	693		693	(417)	276
Ballingslöv	207,081	399,675	(33,937)	365,738	(115,764)	249,974
Total Other	207,081	400,368	(33,937)	366,431	(116,181)	250,250
Total Adactum	307,081	603,583	(7,254)	596,329	(139,755)	456,574

SCHEDULE III
enclosure 9