Form 20-F
period 2011-12-31
STENA AB
filed 2012-04-27
CIK 1003517

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

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

(as of December 31, 2011)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

The following selected consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the notes thereto included elsewhere herein. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2011, has been derived from the audited financial statements. The financial statements for the years 2007, 2008, 2009, 2010 and 2011 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). See Note 1 for more information.

Currency of Presentation

Stena AB maintains its consolidated financial accounts in Swedish kronor. In this Annual Report, references to “SEK” are to Swedish kronor, references to “U.S. dollars”, “dollars”, “USD”, “U.S.$” or “$” are to U.S. dollars, references to “EUR,” “€” and “euro” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended by the Treaty on the European Union, references to “GBP”, “British pounds” or “£” are to Pound sterling, and references to “DKK” are to Danish kronor. Our financial reports are presented in SEK, which is the functional currency of the Company. Unless otherwise indicated, all amounts are rounded to the nearest million. Figures in the reports are based on a consolidation system in SEK thousands. Totals in tables may not always equal the sum of the included rounded numbers as a result of rounding. For the convenience of the reader, this Annual Report contains translations of Swedish kronor amounts into U.S. dollars at specified rates. Unless otherwise stated, the translations of Swedish kronor into U.S. dollars have been made at $1.00 = SEK 6.9146, the noon buying rate as certified for customs purposes by the United States Federal Reserve (the “Noon Buying Rate”) on December 31, 2011. Unless otherwise stated, the translations of other currencies into SEK have been made at the applicable conversion rates as reported by Sveriges Riksbank, the Central Bank of Sweden, on December 31, 2011. No representation is made that these amounts have been, could have been or could be converted into such amounts at the rates indicated or at any other rates.

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

Drillship. A maritime vessel modified to include a drilling rig and special station-keeping equipment. The vessel is typically capable of operating in deep water, or ultra-deep water up to 10,000 or 12,000 ft. A drillship must stay relatively stationary on location in the water for extended periods of time. This positioning may be accomplished with multiple anchors, dynamic propulsion (thrusters) or a combination thereof.

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

EKN. Svenska Exportkreditnämnden. An association commissioned and controlled by the Swedish government to promote Swedish exports and the internationalization of Swedish companies.

Freight unit. Trucks, trailers, containers and railcars.

Gross ton. Unit of 100 cubic feet or 2.831 cubic meters.

High speed vessel (HSS). A ship, usually built from aluminium and often multi-hull, designed to have excellent motion characteristics in heavy seas. HSS vessels operate at speeds of over 30 knots and primarily target the passenger market.

Hull. The shell or body of a ship.

IFRS. International Financial Reporting Standards as issued by the IASB.

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

LNG carriers. Liquefied Natural Gas vessels.

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

Senior Notes. Collectively, the Senior Notes due 2016, the Senior Notes due 2017, the Senior Notes due 2019 and the Senior Notes due 2020.

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

Slot Charter. A voyage charter whereby the shipowner agrees to place an agreed number of container slots at the charterer’s disposal.

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

SELECTED FINANCIAL DATA

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2011	2011
	SEK	SEK	SEK	SEK	SEK	USD 1)
		(in millions)
CONSOLIDATED GROUP
INCOME STATEMENT DATA:
Total income	22,402	26,472	27,812	27,150	27,968	4,044
Direct operating expenses	(14,085)	(16,679)	(17,188)	(16,784)	(16,548)	(2,394)
Selling and administrative expenses	(2,177)	(2,920)	(3,207)	(3,104)	(3,225)	(466)
Depreciation and amortization	(1,680)	(2,501)	(3,415)	(3,704)	(3,617)	(523)
Total operating expenses	(17,942)	(22,100)	(23,810)	(23,592)	(23,390)	(3,383)
Income from operations	4,460	4,372	4,002	3,558	4,578	661
Share of associated companies’ result	(61)	(80)	24	131	60	9
Interest income	919	957	685	477	394	57
Interest expense	(1,739)	(2,260)	(1,864)	(1,798)	(1,914)	(277)
Other financial items2)	882	(1,611)	(503)	312	(339)	(50)
Income before taxes	4,461	1,378	2,344	2,680	2,779	400
Net income	3,829	1,745	2,364	2,566	2,526	363
BALANCE SHEET DATA
Cash and marketable securities3)	11,562	9,174	7,088	9,922	7,720	1,117
Investments in SPEs4)	9,251	9,973	8,174	6,175	4,548	658
Total assets	81,524	97,369	92,205	94,938	98,596	14,260
Debt in SPEs4)	8,021	9,492	8,249	5,140	4,143	599
Other debt5)	32,731	45,490	41,898	47,964	49,501	7,159
Shareholders’ equity	26,386	27,454	29,183	29,448	30,397	4,397
OTHER FINANCIAL DATA
Capital expenditures	(8,368)	(9,696)	(9,230)	(10,189)	(10,651)	(1,540)
Cash dividends paid	(550)	(390)	(190)	(316)	(240)	(35)
Cash flow from operating activities	4,586	5,381	7,084	5,065	4,895	707
Cash flow used in investing activities	(12,862)	(7,397)	(6,456)	(9,681)	(5,579)	(807)
Cash flow used in/provided from financing activities	8,064	(2,714)	(907)	5,151	559	82

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.9146, the Noon Buying Rate on December 31, 2011.
(2)	Other financial items refer to financial income (expense), including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).
(3)	Cash and marketable securities consist of cash and cash equivalents, short-term investments and marketable securities.
(4)	As of December 31, 2011, we had invested in three SPEs.
(5)	Other debt includes Senior Notes, short-term interest bearing debt, long-term interest bearing debt and capitalized lease obligations, current and non-current.

Restricted Group Data as of December 31, 2011

For the year ended December 31, 2011, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of New Businesses, Adactum (“Adactum”), whose activities consist primarily of investing in companies outside our traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal S.àr.l. (“Stena Royal”), Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries, which, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated as unrestricted subsidiaries under the indentures governing the Senior Notes and, as a result, are not bound by the restrictive provisions of those indentures.

As of December 31, 2009, we had outstanding $153.1 million principal amount of Senior Notes due 2013, $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017 and €102 million principal amount of Senior Notes due 2019.

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

As of December 31, 2011, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

As of March 31, 2012, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

SELECTED RESTRICTED GROUP FINANCIAL DATA

The following information is presented solely for the purpose of additional analysis for investors of our results of operations and financial condition.

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2011	2011
	SEK	SEK	SEK	SEK	SEK	USD 1)
	(in millions)
RESTRICTED GROUP
INCOME STATEMENT DATA:
Revenues from operations	17,550	20,617	20,810	19,533	18,842	2,725
Net gain on sale of vessel	253	203	149	2	1,577	228

Total revenues	17,803	20,820	20,959	19,535	20,419	2,953
Direct operating expenses	(11,547)	(13,083)	(12,912)	(12,597)	(12,344)	(1,787)
Selling and administrative expenses	(1,773)	(2,109)	(2,068)	(1,985)	(2,120)	(308)
Depreciation and amortization	(1,645)	(2,376)	(3,195)	(3,487)	(3,424)	(495)

Total operating expenses	(14,966)	(17,568)	(18,175)	(18,069)	(17,888)	(2,590)
Income from operations	2,838	3,252	2,784	1,466	2,531	363
Interest income	543	474	265	229	302	44
Interest expense	(643)	(887)	(1,032)	(1,128)	(1,158)	(167)
Other financial items2)	(237)	206	20	101	(55)	(8)

Total financial income and expense	(337)	(207)	(747)	(798)	(911)	(131)
Minority interest	(2)	(3)	0	(1)	(1)	0

Income before taxes	2,499	3,042	2,037	667	1,619	232
Net income	2,077	3,010	2,151	962	1,635	234

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.9146, the Noon Buying Rate on December 31, 2011.
(2)	Other financial items refer to financial income (expense) including dividends received, gain (loss) on securities, foreign exchange gains (losses) and other financial income (expense).

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2011	2011
	SEK	SEK	SEK	SEK	SEK	USD 1)
	(in millions)
RESTRICTED GROUP
BALANCE SHEET DATA:
Intangible fixed assets	177	398	300	262	772	112
Tangible fixed assets	22,744	33,541	35,619	38,150	42,867	6,200
Marketable securities	610	885	548	789	588	85
Other noncurrent assets	13,936	13,654	11,635	13,268	15,546	2,248

Total noncurrent assets	37,467	48,478	48,102	52,469	59,773	8,645
Short-term investments	2,559	3,618	2,487	3,613	2,417	350
Cash and cash equivalents	505	917	568	727	809	117
Other current assets	7,200	9,716	6,380	5,039	5,187	750

Total current assets	10,264	14,251	9,435	9,379	8,413	1,217
Total assets	47,731	62,729	57,537	61,848	68,186	9,862
Total shareholders’ equity	19,599	23,672	23,331	22,405	24,365	3,524
Deferred income taxes	1,400	778	857	943	1,115	161
Other provisions	4,149	3,140	2,934	2,445	2,221	321
Long-term debt	17,003	27,225	24,283	30,761	32,098	4,642
Other noncurrent liabilities	828	2,591	1,097	874	1,242	180

Total noncurrent liabilities	17,831	29,816	25,380	31,635	36,676	5,304
Short-term debt	1,115	972	1,989	1,599	2,005	290
Other current liabilities	3,637	4,350	3,046	2,821	5,140	744

Total current liabilities	4,752	5,322	5,035	4,420	7,145	1,034
Total shareholders’ equity and liabilities	47,731	62,729	57,537	61,848	68,186	9,862

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.9146, the Noon Buying Rate on December 31, 2011.

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2011	2011
	SEK	SEK	SEK	SEK	SEK	USD 1)
	(in millions)
RESTRICTED GROUP
CONSOLIDATED STATEMENT OF CASH FLOW:
Net income	2,077	3,010	2,151	962	1,635	234
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,645	2,376	3,195	3,487	3,424	495
(Gain) on sale of assets	(253)	(203)	(148)	(2)	(1,577)	(228)
(Gain)/loss on securities, net	58	(180)	(380)	(95)	154	23
Unrealized foreign exchange (gains) losses	(149)	(125)	352	(28)	354	52
Deferred income taxes	335	(164)	(218)	(426)	(163)	(23)
Minority interest	3	3	—	—	1	0
Other non cash items	65	(165)	346	(86)	250	36
Provision for pensions	(221)	(235)	(198)	(445)	(166)	(24)
Net cash flows from trading securities	(699)	994	(107)	(27)	159	23
Changes in working capital	1,377	(185)	571	625	386	56

Net cash provided by operating activities	4,238	5,126	5,564	3,965	4,457	644
Net cash flows from investing activities:
Purchase of intangible assets	(37)	(44)	(38)	(21)	(30)	(4)
Cash proceeds from sale of property, vessels and equipment	821	692	249	82	3,272	473
Capital expenditure on property, vessels and equipment	(7,299)	(7,878)	(7,764)	(9,073)	(8,980)	(1,299)
Purchase of subsidiary net of cash acquired	—	(53)	—	(127)	(115)	(17)
Proceeds from sale of securities	95	691	704	100	110	16
Purchase of securities	(233)	(1,448)	(70)	(296)	(98)	(14)
Increase of non-current assets	(38)	(589)	(14)	(336)	(130)	(19)
Decrease of non-current assets	10	424	177	35	20	3
Other investing activities	(18)	(990)	(44)	(13)	(491)	(71)

Net cash used in investing activities	(6,699)	(9,195)	(6,800)	(9,649)	(6,442)	(932)
Net cash flows from financing activities:
Proceeds from issuance of debt	6,915	6,418	4,079	6,024	3,304	478
Principal payments on debt	(2,352)	(1,093)	(721)	(2,816)	(1,133)	(164)
Net change in borrowings on line-of-credit agreements	440	120	(3,888)	5,118	(1,098)	(159)
Proceeds from new capitalized lease obligations	—	46	1	618	—	—
Principal payments capital lease obligations	(38)	(686)	(184)	(136)	(231)	(33)
Net change in restricted cash accounts	(692)	(1,922)	1,003	(1,425)	1,027	149
Intercompany accounts	(1,123)	1,353	532	(1,286)	501	73
Dividends paid	(550)	(390)	(190)	(316)	(240)	(35)
Other financing activities	(313)	618	235	66	(60)	(9)

Net cash provided by financing activities	2,287	4,464	867	5,847	2,070	300
Effect of exchange rate changes on cash and cash equivalents	22	17	20	(4)	(3)	0
Net change in cash and cash equivalents	(152)	412	(349)	159	82	12
Cash and cash equivalents at beginning of year	657	505	917	568	727	105
Cash and cash equivalents at end of year	505	917	568	727	809	117

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.9146, the Noon Buying Rate on December 31, 2011.

Exchange Rate Information

The following table sets forth, for the years and dates indicated, certain information concerning the exchange rates between Swedish kronor and U.S. dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per U.S. $1.00.

Year	Average1)	High	Low	Period end

2007	6.7575	7.1060	6.2356	6.4568
2008	6.5935	8.4858	5.8346	7.8770
2009	7.6520	9.3294	6.7491	7.1890
2010	7.2038	8.1131	6.5244	6.7835
2011	6.4878	7.0054	5.9968	6.8737

The following table sets forth, for the years and months indicated, certain information concerning the exchange rates between Swedish kronor and U.S. dollars based on the Noon Buying Rate. The exchange rate information is expressed in Swedish kronor per U.S. $1.00.

Month	Average2)	High	Low	Period end
October 2011	6.6396	6.9050	6.3575	6.4635
November 2011	6.7377	7.0013	6.5507	6.7555
December 2011	6.8553	7.0054	6.7128	6.8737
January 2012	6.8463	7.0137	6.7350	6.8161
February 2012	6.6619	6.7389	6.5561	6.5843
March 2012	6.7319	6.8522	6.6191	6.6191
April 2012(through April 20, 2012)	6.7368	6.8118	6.5950	6.6936

(1)	Represents the average of the Noon Buying Rates on the last business day of each full month during the relevant period.
(2)	Represents the average of the daily Noon Buying Rates during the relevant period.

On April 20, 2012, the Noon Buying Rate for the Swedish kronor, expressed as Swedish kronor per U.S. dollar, was $1.00 = SEK 6.6936.

Risk Factors

We are subject to various risks resulting from changing economic, political, social, industry and business and financial conditions. These risks are described below:

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our operations and flexibility.

As of December 31, 2011, we had outstanding consolidated indebtedness (excluding SPEs) of SEK 49.5 billion, of which SEK 15.4 billion was the obligation of unrestricted subsidiaries (as defined in the indentures governing our Senior Notes), all of which was non-recourse to Stena AB. Our total interest bearing debt (excluding SPEs) as a percentage of our total capitalization (excluding SPEs) was approximately 55%. For the Restricted Group, the total interest bearing debt as a percentage of total capitalization was approximately 54%.

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

Subject to compliance with various financial and other covenants imposed by our revolving credit facilities, the agreements governing our other indebtedness and the indentures governing our Senior Notes, we and our subsidiaries may incur additional indebtedness from time to time, including indebtedness to finance the purchase or completion of Newbuildings, other vessels and ports. As of March 31, 2012, the remaining cost for a Suezmax tanker we ordered from a shipyard in Korea in May 2010 was approximately $40 million.

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

Our real estate operations and certain investment activities are conducted through various subsidiaries. For purposes of the indentures governing our Senior Notes, the subsidiaries that conduct our real estate operations (other than two small properties) and the subsidiaries that conduct a large portion of our investment activities are designated as unrestricted subsidiaries. As a result, these unrestricted subsidiaries are not bound by the restrictive provisions of our indentures. As of December 31, 2011, these unrestricted subsidiaries had outstanding indebtedness (including SPEs) of approximately SEK 19.5 billion, all of which was non-recourse to Stena AB and its restricted subsidiaries. Such debt of the real estate subsidiaries is secured by their real property interests, the debt of Adactum is secured by its investments in listed shares and shares in subsidiaries, and the credit facility of Stena Royal is secured by its medium and long-term investment portfolios. Neither we nor any of our restricted subsidiaries have guaranteed payment of any of this indebtedness. There is no limitation in the indentures governing our Senior Notes on the amount of indebtedness our unrestricted subsidiaries may incur in the future. The indentures require that any indebtedness of an unrestricted subsidiary must be non-recourse to Stena AB and its restricted subsidiaries. Nevertheless, there can be no assurance that a creditor of an unrestricted subsidiary could not successfully seek satisfaction from us and our restricted subsidiaries or that, in the event of bankruptcy of Stena AB or one or more of our unrestricted subsidiaries, a bankruptcy court would not consolidate our assets and debts and those of our restricted subsidiaries with those of our unrestricted subsidiaries.

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

The industries in which we operate are highly competitive.

Our ferry operations compete with other ferry operators and forms of transportation, including airlines, other freight carriers and fixed links such as bridges and tunnels. In particular, competition from low cost airlines and fixed links have increased. Some of these other forms of transportation are faster and/or less expensive or may be more convenient than ferry service. Competition with other ferry operators is based on the location of routes, rates charged, quality and reliability of vessels and onshore and onboard services provided. The principal effect of this competition is to affect our volumes and limit our ability to increase prices. Some of our competitors may have greater financial resources than us, be owned by governments or benefit from government subsidies. As a result, such competitors may be able to withstand price competition and price volatility better than we are.

The offshore drilling rig market also is highly competitive. Drilling contracts generally are awarded on a competitive bid basis with price competition as the primary factor. Some oil companies are seeking to negotiate contracts with a lower day rate and an incentive payment payable only upon achieving specified operating goals. In these cases, in the event of rig equipment failures or if we do not achieve the stated goals, our revenues will be lower. However, contracts for drilling projects are increasingly being negotiated directly between an oil company and its preferred contractor, with suitability of equipment, quality of service, safety and price being significant factors in awarding the contract. We cannot predict the timing or extent of any changes in the industry or the future level of demand for our drilling rigs.

The shipping industry also is highly competitive, as well as fragmented, and includes several large companies that compete in the markets the Group serves, as well as numerous small companies that compete with the Group on a local basis. The Group’s larger competitors’ greater resources could allow them to better withstand industry downturns and compete more effectively on the basis of price, location, vessel quality, size, condition and reputation for safety and customer service. In particular, significant price competition, particularly during industry downturns, which could have a material adverse effect on the Group’s results of operations and financial condition.

Rising fuel prices will adversely affect the profitability of our ferry operations.

Fuel represents a significant cost incurred by us in the operation of our fleet. Fuel prices were affected by the global financial crisis in 2008-2009 and decreased substantially from earlier levels. However, since the first quarter of 2009 when fuel prices reached their lowest levels during the economic downturn, fuel prices have increased. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical and regulatory developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further or sustained increases in the price of fuel or reductions in supply could increase our operating expenses and have a material adverse effect on our financial condition and results of operations. Road and port blockades in the future, arising from fuel protests or other reasons, may have similar effects.

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

Currently, the Company have three vessels, which are contracted on short to medium-term charters, which expire between mid 2013 and 2016. Short to medium-term time charters generally provide reliable revenues but they also limit the portion of our fleet available to the long-term market. The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market. The supply and demand balance for LNG carriers is also uncertain.

Future demand for our drilling units is unpredictable.

All our drilling units are currently contracted, with expiration dates ranging from the fourth quarter of 2012 through June 2017. The level of demand for offshore drilling rigs has historically fluctuated significantly in connection with oil price changes. No assurances can be given with respect to future demand for such rigs or the prices at which they may be contracted after the existing contracts expire.

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

Currently, the Company have three vessels, which are contracted on short to medium-term charters, which expire between mid 2013 and 2016. Short to medium-term time charters generally provide reliable revenues but they also limit the portion of our fleet available to the long-term market. The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market. The supply and demand balance for LNG carriers is also uncertain.

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

Historically, the profitability of the shipping industry has been cyclical. The cyclicality of the shipping industry has been due to changes in the level and pattern of global economic growth and trading and the highly competitive nature of the shipping industry, as well as changes in the supply of and demand for vessel capacity, which impact charter rates and vessel values. The worldwide supply of vessels is influenced by the number of newbuildings and scrappings and government and industry regulation of maritime transportation practices. The overall demand for vessel capacity is influenced by global and regional economic conditions, increases and decreases in industrial and agricultural production, energy consumption, tourism patterns, political changes and armed conflicts, developments in international trade and changes in sea borne and other trading patterns. Because many of the factors influencing the supply of and demand for vessel capacity are unpredictable, the timing, direction and degree of changes in the shipping markets in which we participate, including the RoRo, RoPax, car/passenger ferry, tanker and LNG markets, as well as future charter rates and vessel values, are also unpredictable, and we cannot assure you that demand for our services or vessels or our ability to dispose of vessels at a profit will increase or even remain stable.

Our financial results may be affected by general changes in the global financial markets and economies.

The length and severity of the recent economic downturn and the uncertainty caused by the global credit and liquidity crisis have adversely affected demand for some of our products and services. A further economic downturn could result in, among other things, a further or continued decline in freight and passenger volumes in our ferry operations, demand and charter rates for our drilling, tanker, LNG and Roll-on/Roll-off vessel fleets and demand for the products of the subsidiaries of Adactum. In addition, a further economic downturn could adversely affect our financial investments. A lasting downturn in the economy may have a material adverse impact on our business, financial condition and results of operations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions such as the South China Sea, the Gulf of Aden and certain parts of the Indian Ocean. Throughout 2009, 2010 and 2011, the frequency and geographic range of piracy incidents increased significantly, particularly in the Indian Ocean. If these piracy attacks occur in areas where our vessels are deployed and which are characterized by insurers as war risk zones (as the Gulf of Aden temporarily was in May 2008) or Joint War Committee (JWC) war and strikes listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs for employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our operations. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

Although we report our results of operations in Swedish kronor, we earn a substantial portion of revenues and incur a substantial portion of expenses in other currencies, principally U.S. dollars, British pounds, euros and Norwegian kroner. In particular, we incur significant expenses in U.S. dollars for fuel and for expenses in our tanker, LNG and offshore drilling operations, and as of December 31, 2011, approximately SEK 22 billion of our debt was denominated in U.S. dollars, excluding the debt of our SPEs and SEK 13 billion of our debt was denominated in euro. Fluctuations in the exchange rates between the U.S. dollar and euro and other currencies could have a material effect on the amount of funds denominated in other currencies needed by us to satisfy our U.S. dollar-denominated and euro-denominated obligations. In addition, a substantial portion of our assets and liabilities are denominated in currencies other than the Swedish kronor. As a result, these assets and liabilities will also be impacted by changes in the exchange rate between the Swedish kronor and such other currencies. Our financial results, as reported in Swedish kronor, in the past have been and in the future are expected to be significantly affected by changes in the exchange rate between the Swedish kronor and such other currencies. We seek to manage our foreign currency exposure by using forward exchange contracts. We also hedge certain of our currency exchange exposures with borrowings denominated in the same currency as the investment. However, there can be no assurance that such hedging will be successful, and foreign exchange fluctuations may have a material adverse effect on our financial results and/or our operating margins.

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

As of December 31, 2011, the fair value of our marketable securities and short-term investments (including restricted cash of SEK 2.5 billion) amounted to SEK 6.1 billion, as compared to SEK 8.3 billion (including restricted cash of SEK 3.7 billion) as of December 31, 2010. Our investments in equities include both publicly traded and private companies. The debt securities currently held by us are primarily floating rate notes and high yield corporate bonds. We have also invested in SPEs, which we consolidate, whose purpose is to make investments, primarily in high yield securities and bank loans. As of December 31, 2011, we had investments in three SPEs whose total assets amounted to SEK 4.5 billion, which were financed in part by U.S. dollar-denominated notes issued by the SPEs in an aggregate amount of SEK 4.1 billion (which is non-recourse to Stena AB). Our investments are subject to various risks and fluctuations and are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

•	Annex VI of MARPOL entered into force in May 2005 and revised in October 2008 regarding the reduction of harmful emissions from ships;

•	International Convention for the Control and Management of Ships Ballast Water and Sediments (“IMO 2004”);

•	International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk

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

Additionally, in the course of operating vessels, marine disasters such as oil and gas spills and other environmental mishaps, cargo loss or damage, business interruption due to political or other developments, as well as maritime disasters not involving us, labor disputes, strikes and adverse weather conditions could result in loss of revenues, increased liabilities or higher costs, personal injury, loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims. In addition, offshore drilling operations are subject to many of the same risks as shipping, including risks relating to the environment and possible catastrophic loss or liability, and are subject to the usual hazards inherent in drilling for oil and gas offshore, such as blowouts, reservoir damage, loss of well control, punchthroughs, craterings or fires.

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

We own and operate one of the world’s largest international passenger and freight ferry services and own, charter in and out, and operate drilling rigs, crude oil and petroleum product tankers, LNG carriers and Roll-on/Roll-off vessels. We also invest in and manage residential and commercial real estate, principally in Sweden and The Netherlands. We also invest in other businesses not related to our traditional lines of business. For the year ended December 31, 2011, we generated revenues of SEK 28.0 billion including net gain on sale of tangible fixed assets of SEK 1.7 billion and net valuation of investment properties of SEK 350 million. Cash flows from operating activities for the same period were SEK 4.9 billion.

Since January 1, 2009, our principal capital expenditures and divestitures have consisted of the purchase and sale of vessels and the purchase and sale of real estate. From January 1, 2009 through December 31, 2011, we have invested approximately SEK 17.6 billion for the purchase of vessels and SEK 0.8 billion for the purchase of real estate. During the same period, we have sold vessels for a total consideration of SEK 3.5 billion and real estate for a total consideration of SEK 1.3 billion. As of the date of this Annual Report, our capital expenditures in progress consist of one Suezmax tanker under construction in Korea. We expect that the purchase price of the newbuilding will be financed by the existing financing arrangements.

Business Overview

Ferry Operations

We currently operate 17 routes with a total fleet of 32 vessels in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland under the “Stena Line”, “Scandlines” and “HH-ferries” brand names. Our ferry operations generate revenues from: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consist primarily of cabin occupancy, retail sales, restaurants, bars, arcades, gaming and, on our Norway-Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. For the year ended December 31, 2011, we carried a total of 10.2 million passengers, 2.1 million private cars and 1.4 million freight units on our routes. For the financial year ended December 31, 2011, our ferry operations generated revenues of SEK 9.7 billion and a gain on sale of vessels of SEK 16 million and recorded an operating loss of SEK (234) million, including depreciation and amortization expense of SEK 1.2 billion. For the year ended December 31, 2011, ferry operation revenues were generated from travel revenues (41%), onboard sales (17%) and freight/other (42%).

Pursuant to a tax subsidy system in Sweden, our ferry operations receive a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work onboard Swedish-flagged vessels. The amount of this subsidy was SEK 383 million for the financial year ended December 31, 2011.

Business Activities

We generate revenue from our ferry operations from three principal business activities: travel, onboard sales and freight. The following table sets forth the revenue for each of our business areas for the three years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31
(SEK in millions)	2009	2010	2011
Travel	3,726	3,536	3,984
Onboard sales	1,830	1,698	1,606
Freight/other	4,043	3,856	4,094
Net gain sale of assets	—	2	16

Total revenues	9,599	9,092	9,700

Set forth below is certain operating data for our ferry operations for the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31
Volumes (in thousands)	2009	2010	2011
Number of passengers	11,349	10,519	10,247
Private Cars	2,526	2,228	2,136
Freight units	1,360	1,321	1,381

Route Network

We currently operate 17 routes in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland. Our routes are geographically well positioned and generally located in high traffic areas.

Sweden-Denmark. We operate ferry services on three routes. We estimate that we had an approximate 22%, 13% and 41% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on and Roll-off vessels between Sweden and Denmark for the year ended December 31, 2011.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2009	2010	2011	2009	2010	2011	2009	2010	2011
Göteborg-Fredrikshavn	1,285	1,253	1,279	261	254	246	145	151	152
Varberg-Grena	163	163	166	42	42	41	38	36	39
Helsingborg- Helsingör1)	3,668	4,202	4,056	716	887	822	142	179	182
HH-Ferries2)	1,224	—	—	436	—	—	64	—	—

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.
(2)	2009 volumes until August 31, 2009, when the HH-Ferries vessels were chartered out to Scandlines and is now part of the partnership with Scandlines Danmark A/S. Volumes are thereafter included in the numbers of Helsingborg-Helsingör.

Sweden-Germany. We operate ferry services on three routes, including two routes operated in cooperation with Scandlines Deutschland GmbH. We estimate that we had an approximate 37%, 43% and 20% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Germany for the year ended December 31, 2011.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2009	2010	2011	2009	2010	2011	2009	2010	2011
Göteborg-Kiel	427	431	354	85	79	74	28	52	85
Göteborg-Travemunde1)	4	3	—	—	—	—	46	39	—
Trelleborg-Sassnitz2)	294	270	260	75	69	66	11	11	11
Trelleborg-Rostock2)	131	146	141	21	21	21	63	78	72
Trelleborg-Travemunde3)	28	—	—	—	—	—	49	—	—

(1)	The Göteborg-Travemünde route was closed in August 2010, concentrating the operations to the Göteborg-Kiel route.
(2)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.
(3)	The Trelleborg-Travemünde route was closed in January 2010.

Norway-Denmark/Germany. We operate ferry services on one route. We estimate that we had an approximate 10%, 7% and 10% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Norway and Denmark/Germany for the year ended December 31, 2011. Because Norway is not part of the European Union, we continue to offer duty and tax free retail sales on this route.

The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2009	2010	2011	2009	2010	2011	2009	2010	2011
Oslo-Fredrikshavn	552	491	471	68	65	57	14	15	14

Sweden-Poland. We operate ferry services on one route. We estimate that we had an approximate 41%, 25% and 21% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Sweden and Poland for the year ended December 31, 2011.

The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2009	2010	2011	2009	2010	2011	2009	2010	2011
Karlskrona-Gdynia	351	377	435	65	72	79	66	76	81

Wales/England-Republic of Ireland. We operate ferry services on three routes. We estimate that we had an approximate 48%, 51% and 28% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Wales/England and the Republic of Ireland for the year ended December 31, 2011.

The following table sets forth the volumes of passengers, private cars and freight units on our Wales/England and the Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2009	2010	2011	2009	2010	2011	2009	2010	2011
Fishguard-Rosslare	501	419	410	138	120	113	34	34	31
Holyhead-Dun Laoghaire	343	252	199	97	72	56	4	1	1
Holyhead-Dublin	673	804	763	161	193	190	149	155	178

Scotland/England-Northern Ireland. We operate ferry services on three routes. In December 2010, Stena Line acquired two routes on the Irish Sea from DFDS: Belfast-Liverpool and Belfast-Heysham. Following formal approval by Irish and British competition authorities, these routes have been included as from July 1, 2011. We estimate that we had an approximate 60%, 58% and 48% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between Scotland/England and Northern Ireland for the year ended December 31, 2011.

As of November 2011, the Stanraer-Belfast operation was transferred to Cairnryan where the new port Loch Ryan has been built.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2009	2010	2011	2009	2010	2011	2009	2010	2011
Stranraer-Belfast, Cairnryan-Belfast	1,109	1,084	1,018	244	244	228	102	94	100
Fleetwood-Larne1)	54	51	—	8	9	—	117	98	—
Belfast-Liverpool2)	—	—	126	—	—	38	—	—	79
Belfast-Heysham2)	—	—	4	—	—	—	—	—	55

(1)	The Fleetwood-Larne route was closed in December 2010.
(2)	Included as from July 1, 2011 following formal approval of acquisition by Irish and British competition authorities.

England-The Netherlands. We operate ferry services on three routes. We estimate that we had an approximate 24%, 27% and 17% share of the volume of passengers, private cars and freight units, respectively, transported on Roll-on/Roll-off vessels between England and The Netherlands for the year ended December 31, 2011.

The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2009	2010	2011	2009	2010	2011	2009	2010	2011
Harwich-Hoek van Holland	469	510	509	100	100	105	138	139	142
Killingholme-Hoek van Holland	51	50	46	—	—	—	78	80	79
Harwich-Rotterdam	21	15	7	—	—	—	72	81	67

As from December 2010, Stena Line has a slotcharter agreement with DFDS on the Esbjerg-Harwich/Immingham routes.

As of December 31, 2011, our ferry fleet consisted of 32 vessels. The table below sets forth certain information about our ferries as of December 31, 2011.

Ferry Fleet

Type of vessel	Number of vessels	Average age (years)
HSS Vessels	2	15
Day Ferries	5	21
Night Ferries	1	30
RoRo Vessels	4	11
RoPax Vessels	20	13

Total	32	15

Newbuildings. In August 2007, we ordered two RoPax vessels from Samsung Heavy Industries (“SHI”) in Korea. The first one was delivered in January 2011 and the second was delivered in October 2011.

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

During 2010, in May and October, respectively, two Superferries were introduced on the Hoek van Holland-Harwich route, replacing Stena Hollandica and Stena Britannica. Stena Hollandica was modified and as of August 31, 2010 was introduced as Stena Germanica III on the Göteborg-Kiel route. Stena Britannica was modified, and as of April 16, 2011, was introduced as Stena Scandinavica IV on the Göteborg-Kiel route.

During 2010, Stena Germanica was modified and as of November 4, 2010, introduced as Stena Vision on the Karlskrona-Gdynia route. Stena Scandinavia was also modified and renamed Stena Spirit, and was introduced on the Karlskrona-Gdynia route on June 27, 2011. Stena Baltica was subsequently taken out of operation and was transferred to Stena RoRo.

In August, 2010, the route Göteborg-Travemünde was closed. Stena Carrier was moved to Rotterdam-Harwich. Stena Freighter was temporarily moved to Göteborg-Kiel, and was then, in April 2011, also moved to Rotterdam-Harwich. The two vessels Stena Transfer and Stena Partner have both been taken out of operation on Rotterdam-Harwich and have been sold.

On the Hoek van Holland-Killingholme route, Stena Trader and Stena Traveller were taken out of operation in September and November 2010, respectively. Awaiting new tonnage to be delivered during 2011, two replacement ships were temporarily chartered in for the route. Two newbuildings, Stena Transporter and Stena Transfer, commenced operations on the route on March 1 and November 7, 2011, respectively.

In December, 2010, the Fleetwood-Larne route was closed. The three ships operating on the route, Stena Seafarer, Stena Leader and Stena Pioneer, were sold during 2011.

On November 21, 2011 we commenced operations on the renamed Cairnryan-Belfast route, replacing Stanraer-Belfast and operating out of the newly built Port of Loch Ryan. The route is operated by two externally chartered ships, Stena Superfast VII and Stena Superfast VIII. The three ships formerly operating on the route, Stena Voyager, Stena Caledonia and Stena Navigator were transferred to Stena RoRo.

Recent acquisitions and sales

In September 2010, we sold the RoPax vessel Götaland, which had been chartered out during 2010.

In September and December 2010, respectively, we sold the RoRo vessels Stena Transfer and Stena Partner which had been taken out of operation on the Rotterdam-Harwich route.

In December 2010, Stena Line acquired from DFDS two routes on the Irish sea: Belfast-Liverpool and Belfast-Heysham. Formal approvals by the Irish and British competition authorities were granted in April and June 2011, respectively.

In December 2010, Stena Line entered into a slot charter agreement with DFDS on the Esbjerg-Harwich and Esbjerg-Immingham routes. As a result, starting from January 2011 Stena Line can also offer freight service between Denmark and the UK.

As of January 1, 2011, Stena Line acquired a Danish travel agency DTF (Dansk Total Ferie), a market leading travel agency for vacations by car in Denmark.

In May 2011, we sold the RoPax vessels Stena Seafarer, Stena Leader and Stena Pioneer.

In October 2011, we sold the Fast Ferry Stena Lynx.

In April 2012, we acquired two modern RoPax vessels, Stena Mersey, and Stena Lagan. The vessels were already on bare-boat charter to Stena Line.

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

Other Properties

Ports. We own three ports: Holyhead, located in England and Stranraer and Loch Ryan (in Cairnryan) each located in Scotland. In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan for the future development of our Scotland-Northern Ireland route. The construction work at Loch Ryan was completed in October 2011 and operations began at the new port in November 2011. Development plans for alternative use of the old port in Stranraer have commenced.

We also own land along the quay in Hoek van Holland, The Netherlands, enabling us to control our port area at Hoek van Holland. In addition, we own 50% of the capital stock of a company owning the ports of Rosslare and Fishguard. We operate the latter.

In July 2010, we acquired 51% of the shares in a company owning the port of Verkö in Karlskrona in the south of Sweden, from which we operate our Karlskrona — Gdynia route. In the case of our other routes, we use port facilities owned by third parties and pay applicable port and harbor fees.

Hotels. We own one hotel in Denmark, which is marketed as part of tour packages. We have an agreement with Scandic Hotels to operate and work with us in relation to the marketing of the hotel.

Offshore Drilling

We currently own and operate two third generation and, one fifth generation semi-submersible drilling rig. We also own four sixth generation ultra-deepwater drillships including one enhanced ice-classed ultra-deepwater drillship, Stena IceMAX, delivered from Samsung Heavy Industries (“SHI”) in Korea in the first quarter of 2012. We believe our quality of service, excellent safety record and fleet provide us with a significant competitive advantage. For the year ended December 31, 2011, our drilling operations generated revenues of SEK 6.5 billion and operating income of SEK 3.2 billion, including depreciation and amortization expenses of SEK 1.7 billion.

The table below sets forth selected information with respect to our drilling units as of March 31, 2012.

Drilling Rig Fleet

Drilling Rig/Drillship	Generation		Year Built	Maximum Water Depth (Ft.)	Class
Stena Clyde	3rd	1)	1976	1,640	DNV
Stena Spey	3rd		1983	1,500	DNV
Stena Don	5th		2001	1,640	DNV
Stena DrillMAX	6th		2007	10,000	DNV
Stena Carron	6th		2008	10,000	DNV
Stena Forth	6th		2009	10,000	DNV
Stena IceMAX	6th		2012	10,000	DNV

(1)	Upgraded 2nd generation semi-submersible.

Our offshore drilling headquarters are in Aberdeen, Scotland with offices in Norway, Luxembourg, Cyprus and Hungary. We also have base offices in Australia, Norway, the United States and Brazil. All of the drilling units are equipped to drill high pressure wells. As of December 31, 2011, the average age of our owned fleet was approximately 14 years.

For the five years ended December 31, 2011, our average drilling unit utilization rate was approximately 91%. The table below sets forth the average utilization rates for our drilling units for each of the past five years.

Drilling Unit Utilization

	2007	2008	2009	2010	2011
Total vessel days available	1,825	2,328	2,405	2,555	2,396
Vessel days utilized	1,714	2,171	2,106	2,207	2,189
Vessel utilization (percentage)	93.9	93.3	87.6	86.4	91.4
Offhire days planned	47	104	224	196	15
Offhire days planned (percentage)	2.6	4.5	9.3	7.7	0.6
Unutilized days	64	53	75	152	192
Unutilized days (percentage)	3.5	2.2	3.1	5.9	8.0
Average daily rates in	329,000	404,000	470,000	406,035	454,000

The table below sets forth selected information with respect to the drilling contracts for our drilling units in operation as of March 31, 2012.

Rig/Drillship	Customer	Expected Contract Expiration Date
Stena Clyde	Origin	November 2012 (plus one four-well option)
Stena Don	Statoil	November 2013
Stena Spey	Enquest	November 2012 (plus two option wells)

Stena DrillMAX	Hess	March 2013 (plus four one-well options)
Stena Carron	Chevron	November 2013
Stena Forth	Hess	August 2014
Stena IceMAX	Shell	June 2017 1)

(1)	Delivery from SHI yard in April 2012. Commencement of operations expected in the second quarter of 2012.

We remain confident that we will be able to secure new rig charter contracts upon expiry of our current contracts. Our customers may terminate some of our drilling contracts if the drilling unit is destroyed or lost or if drilling operations are suspended for a specified period of time as a result of a breakdown of major equipment or, in some cases, due to other events beyond the control of either party. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations. We expect a significant number of new drilling rigs to be delivered in the industry in the coming years, which could have a negative effect on charter rates. Following the BP Macondo/Deepwater Horizon incident, we have seen an increased focus on safety and a demand for newer and high specification units. With a modern and well maintained fleet, Stena Drilling is well positioned to meet these industry demands. The market for drilling rigs is tightening and driven by high oil prices with increased profit margins for the oil companies and a series of exploration successes in frontier areas as well as in the more established regions such as the North Sea and West Africa. Our modern deepwater rig fleet is especially well positioned to take advantage of the increased demand for high spec units, and if the high oil prices prevail, we expect to see an even tighter supply demand balance.

The contracts for our drilling units typically provide for compensation on a “day rate” basis, under which we receive a fee for each day that the rig is operating under contract. Under day rate contracts, we pay the operating expenses of the rig, including wages and the costs of incidental supplies. As at March 31, 2012, the daily charter rates for our drilling rigs were as follows: Stena Clyde: $325,000; Stena Spey: $242,500; Stena Don: $399,000, excluding dayrate adjustment related to changes in operating costs; Stena

DrillMAX: $442,000 to $492,000, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs, Stena Carron: $422,000, excluding dayrate adjustment related to changes in operating costs, and Stena Forth: $498,500 to $538,500, depending on the incentive earned and excluding dayrate adjustment related to changes in operating costs.

Newbuildings. We have ordered four DrillMAX drillships. One was delivered in December 2007, two were delivered in August 2008 and August 2009, respectively, and the fourth, the enhanced ice-classed ultra-deepwater drillship Stena IceMAX, will be delivered in April 2012. In December 2011, a five year contract was signed with Shell for drilling services to be provided by Stena IceMAX with operational commencement scheduled for the second quarter of 2012.

Our DrillMAX drillships can move more quickly between drilling locations than semi-submersible rigs and include a second mast that enables them to perform exploration and development work more efficiently.

Recent acquisitions and sales.

Stena Tay was sold in October 2011. We realized a net gain of SEK 1.5 billion on the sale.

We took delivery of Stena IceMax in April, 2012.

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

Shipping

Our shipping operations consist of the ownership and chartering of crude oil and petroleum product tankers, LNG carriers and Roll-on/Roll-off vessels. To support these activities, we are also engaged in the design, purchase, sale, management and crewing of these vessels. We generally collect charter hire payments monthly in advance in the case of time charters and bareboat charters and upon completion with respect to charters on the spot market. For the financial year ended December 31, 2011, our shipping operations generated revenues of SEK 2.6 billion but recorded a loss of SEK 70 million, including depreciation and amortization expenses of SEK 428 million and a write-down of shares in an associated company of SEK 49 million recorded in operating expenses.

Business Overview

Crude oil, petroleum product and LNG transportation

We own, charter in and provide commercial management services for crude oil, product tankers and LNG carriers. As of March 31, 2012, we owned three product tankers, two Suezmax tankers and three LNG carriers, we leased two product tankers pursuant to long-term finance leases and we had a 50% interest in one crude oil tanker and four shuttle tankers. We also have one Suezmax tanker on order from SHI scheduled for delivery in the first quarter of 2013. Through our 35% stake in Paradise Tankers we have an interest in three Panamax tankers. All our owned and finance leased tankers are double hulled. As of March 31, 2012, we also chartered in 19 Product, Aframax, Panamax and Suezmax tankers where the product tankers consists of our part of the fleet in our 50/50 joint venture in Stena Weco.

As of March 31, 2012, the average period of the charter contracts for the 19 chartered in tankers was 16 months. Of these tankers, two were chartered out for an average period of 40 months. The other 17 tankers are currently trading on the spot market and are partly covered by contracts of affreightment (CoA).

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

The table below sets forth certain information with respect to our owned and finance leased tankers as of March 31, 2012.

Owned and finance leased tankers

Tankers	Year Built	Type	DWT	Type of charter	Current charter expiration date
Stena Conquest1)	2003	Product	47,400	Spot	n/a
Stena Conqueror1)	2003	Product	47,400	Spot	n/a
Stena Concert1)	2004	Product	47,400	Spot	n/a
Stena Calypso2)	2002	Product	9,996	Time	January 2013
Stena Arctica3)	2005	Ice Aframax	117,099	Time	December 2016
Nordic Rio4)	2004	Shuttle	152,000	Bareboat	July 2017
Stena Alexita4)	1998	Shuttle	127,535	Time	November 2011
Stena Natalita4)	2001	Shuttle	108,073	Time	March 2012
Navion Gothenburg4)	2007	Shuttle	152,000	Bareboat	July 2020
Stena Clear Sky5).	2011	LNG	96,890	Time	March 2015
Stena Crystal Sky5)	2011	LNG	96,890	Time	July 2015
Stena Blue Sky5)	2006	LNG	83,668	Time	April 2013
Stena Superior1)	2011	Suezmax	158,000	Spot	n/a
Stena Suede1)	2011	Suezmax	158,000	Time	September 2016

(1)	Owned tankers
(2)	Tankers held pursuant to a long-term finance lease.
(3)	Our interest is through a 50/50 joint venture with Neste Oil Oyj.
(4)	Our interest in these tankers is through two 50/50 joint ventures with TeeKay.
(5)	Owned LNG carriers

In addition, in 2006, we commenced a 8.5-year long-term bareboat charter agreements (with an option to extend the charter for 1.5 years). for Stena Atlantica and Stena Antarctica, two ice-class Aframax tankers that had been delivered from the shipyard earlier that year. The vessels were simoltaniously chartered out to Argo Shipping International Corp.

The table below sets forth our owned and finance leased tanker sales and purchases on an annual basis for the past five years.

Tankers sales and purchases

	2007		2008		2009		2010		2011
Fleet as of January 1	6	2)	8	3)	12	3)	10	3)	10	3)
Newbuildings delivered/vessels bought	3	1)	6		—		—		5
Vessels sold	1		2		2		—		—
Fleet as of December 31	8	3)	12	3)	10	3)	10	3)	15	3)

(1)	Includes one vessel in which we have a 50% interest.
(2)	Includes four vessels in which we have a 50% interest.
(3)	Includes five vessels in which we have a 50% interest.

Recent acquisitions and sales.

In December 2009, we ordered two Suezmaxes from SHI for an estimated total aggregate investment of $140 million. The vessels were delivered in the third and fourth quarters of 2011, respectively.

In May 2010, we ordered one additional Suezmax from SHI for a total investment of $70 million, for delivery in the first quarter 2013.

In March, 2011, we signed a joint venture agreement with Dannebrog Rederi A/S and bought 50% of the shares in Stena Weco A/S. The joint venture charters and operates a fleet of 30-40 handy and medium range product tankers.

In May 2011, we bought three LNG carriers from a Taiwanese company, TMT. The investment included two newbuildings and one five-year old vessel with a total value of close to USD 700 million.

In March 2012, we sold the C-Max vessel Stena Caribbean.

Chartering activities. As of March 31, 2012, 17 of our 19 chartered in tankers were chartered out on the spot market. The spot market refers to a segment of the shipping market where contracts are made for single voyages. Under our contracts of affreightment, we provide transportation services for crude oil and clean oil products using designated vessels for approximately twelve months over specified routes. Under a charter on the spot market or under contracts of affreightment, the person chartering out the vessel provides the crew, captain, insurance and daily maintenance, as well as bunker, harbor dues, channel fees and any other costs in connection with the voyage. As of March 31, 2012, two of our chartered in tankers were on time charter contracts with remaining periods ranging up to three years.

From January 1, 2012 until March 31, 2012, spot market rates have ranged from $ 7,500 to $30,000 per day for Aframax tankers, $2,700 to $13,000 per day for Panamax tankers, $4,100 to $19,200 per day for Product tankers and $12,700 to $ 33,500 for Suezmax tankers. Spot market rates as of March 31, 2012, were $ 20,250 for Aframax tankers, $ 11,000 for Panamax tankers, $ 3,000 for Product tankers and $ 13,200 for Suezmax tankers.

Pooling arrangements. In March 2005, we entered into a Suezmax pooling agreement with Sonangol Shipping (Sonangol Shipping Girassol Ltd, Sonangol Shipping Luanda Ltd, and Sonangol Shipping Kizomba Ltd) in Angola. The revenues from the pool are split between the pool members in proportion to the number of tankers each delivered to the pool. The pool has been in operation since July 2005.

For the five years ended December 31, 2011, our average tanker utilization rate was approximately 98%.

The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	2007	2008	2009	2010	2011
Total tanker days available(1)	15,550	15,826	11,054	11,065	11,126
Tanker days utilized	15,389	15,537	10,907	10,943	10,950
Tanker utilization (percentage)	99.0	98.1	98.7	98.9	98.4
Offhire days planned(2)	97	229	116	75	81
Offhire days planned (percentage)	0.6	1.4	1.0	0.7	0.7
Unutilized days	64	60	31	47	95
Unutilized days (percentage)	0.4	0.4	0.3	0.4	0.8

(1) Total tanker days are determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.

(2)	Due to planned dry-dockings.

For the five years ended December 31, 2011, the utilization for our fleet of chartered in, owned and finance leased tankers has averaged approximately 99%. As of March 31, 2012, we have long-term time charters in place for 10 of our 14 owned and finance leased tankers (including five tankers in which we have a 50% ownership interest). However, 17 of our 19 chartered in tankers were trading on the spot market as of March 31, 2012 and there can be no assurance that rates on the spot market will not further decline, that charters on the spot market will continue to be available or that dependence on the spot market will not result in generally lower overall utilization and lower profitability. The time charters for our finance leased tanker expire in November 2012. We expect a significant number of new tankers to be delivered in the industry in coming years, which could have a negative impact on charter rates.

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

Over the past five years, the fleet size within our Roll-on/Roll-off operations has ranged from six to thirteen vessels. As of March 31, 2012 we owned five RoRo vessels and eight RoPax vessels. We also chartered in one RoPax vessel.

For the five years ended December 31, 2011, our average Roll-on/Roll-off vessel utilization rate was approximately 97%. The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels during the last five years.

Roll-on/Roll-off Vessel Utilization

	Year ended December 31,
	2007	2008	2009	2010	2011
Total vessel days available1)	3,152	2,641	2,920	2,929	4,027
Vessel days utilized2)	3,101	2,593	2,905	2,849	3,624
Vessel utilization (percentage)2)	98.4	98.2	99.5	97.25	90,0
Offhire days3)	41	23	13	59	56,1
Offhire days (percentage)	1.3	0.9	0.4	2.0	1,4
Unutilized days	10	25	2	16	73	(4)
Unutilized days (percentage)	0.3	0.9	0.1	0.5	1.8

(1)	Total vessel days are determined by aggregating the number of days in each year we owned, chartered in or leased such vessels (hence variation in fleet size affects total number of days available).
(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.
(3)	Due to planned dry-dockings.
(4)	Excluding vessels transferred from Stena Line for sale by Stena RoRo.

The customers for our Roll-on/Roll-off vessels consist primarily of operators in the international freight and passenger transportation business. Because we frequently purchase and sell our Roll-on/Roll-off vessels, and because our customers charter specific vessels to suit their particular needs, our customer base varies with changes in our fleet.

In the case of our RoRo and RoPax vessels, a substantial portion of our vessel utilization has been through long-term charters. For the five years ended December 31, 2011, the RoRo and RoPax vessels have averaged a utilization rate of approximately 97%. As of December 31, 2011, most of the vessels in our Roll-on/Roll-off fleet were under charter, with expiration dates ranging from the second quarter of 2012 to 2016. The large number of RoRo and RoPax newbuildings ordered and delivered in the industry in recent years and the increasing demand for larger vessels have adversely impacted charter rates and the value of older, smaller and slower vessels.

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

The tables below set forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off and RoPax vessels, as of March 31, 2012.

RoRo Vessels

Vessel	Type of charter	Current charter expiration date
Mont Ventoux	Time	November 2012
Stena Foreteller	Time	January 2015
Ark Forwarder	Time	May 2012
Stena Forecaster	Time	January 2015
Stena Forerunner	Time	January 2015

RoPax Vessels

Vessel	Type of charter	Current charter expiration date
Norman Asturias(renamed from Baltic Amber)	Time	Open
Stena Challenger1)	Bareboat	June 2013
Blue Puttees	Bareboat	December 2015
Highlanders	Bareboat	February 2016
Stena Feronia	Time	Open
Stena Caledonia		Asset held for sale
Stena Baltica		Open
Stena Voyager		Asset held for sale

(1)	Chartered in vessel.

Blue Puttees and Highlanders were delivered to the Canadian company Marine Atlantic Inc in November 2010 and February 2011, respectively. Both Blue Puttees and Highlanders were rebuilt to increase passenger capacity. Blue Puttees and Highlanders are operating in Canada between North Sydney, Nova Scotia and Port aux Basque, Newfoundland on a charter for a minimum of five years.

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

Vessel Sales and Purchases Roll-on/Roll-off Operations

	2007	2008	2009	2010	2011
Fleet as of January 1	7	8	9	8	9
Newbuildings delivered	—	—	—	—	—
Vessels purchased	1	1	—	—	1
Vessels sold	1	1	1	1	1
Transfer from Ferry Operations	1	1	—	2	4
Fleet as of December 31	8	9	8	9	13
Net gain on sale of vessels (SEK in millions)	100	33	148	—	(8)

Recent acquisitions and sales.

In June 2009, we sold the HSS vessel Stena Discovery. In the fourth quarter of 2010, the two RoPax vessels Stena Trader (renamed Blue Puttees) and Stena Traveller (renamed Highlanders) were transferred from Ferry Operations to Roll-on/Roll-off Operations.

In April 2011, we acquired the RoPax vessel Stena Feronia ex Dublin Seaways. In July 2011, the vessel Stena Baltica was transferred internally from Stena Line to Stena RoRo and, in late November 2011, the vessels Stena Voyager, Stena Caledonia, Stena Navigator were also transferred from Stena Line. The Seatrade, which was in a hire-purchase scheme was repossessed by us and subsequently sold in October 2011. In February 2012, we sold Stena Navigator.

In April 2012, we acquired two modern RoPax vessels, Norman Voyager and Watling Street, which are on charter to LD Lines and Scandlines A.G, respectively.

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

Ship management

In order to maintain a high quality fleet and efficient operations, we own and operate a ship management company, Northern Marine Management Ltd (NMM), which provides ship management services from offices in Glasgow, St. Petersburg, Aberdeen, Gothenburg, Houston, Singapore, Manila and Mumbai. The main areas of focus are operational safety, security, quality, operational efficiency and energy management.

As of December 31, 2011, NMM provided services for approximately 100 vessels and in excess of 6,600 seafarers for us, Concordia Maritime, Chevron, Technip, Principal Maritime, Emirates Shipping and several other third parties.

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

Real estate

General. We are involved in the acquisition, selling, construction, refurbishment and management of residential and commercial properties. In the financial year ended December 31, 2011, our real estate operations, generated revenues of SEK 2.4 billion and operating income of SEK 1.8 billion, including net gain on sale of properties of SEK 106 million and net valuation of investment properties of SEK 350 million. Substantially all our real estate operations are conducted through our unrestricted subsidiaries. As of December 31, 2011, our real estate portfolio consisted of two segments: 273 leasehold and freehold properties in Sweden; and 54 freehold and leasehold properties located in The Netherlands, Germany, Luxembourg, France, the U.S., Hungary and the U.K. The occupancy rates for our residential properties were 99% and for the commercial properties 84%, based on square meters, for the year ended December 31, 2011. The majority (84%) of our rental income comes from our properties in Sweden; the majority of our remaining rental income is from properties located in The Netherlands. Our real estate portfolio is managed from offices located in Gothenburg, Malmo, Stockholm, Uppsala (Sweden), Amsterdam (The Netherlands) and Sophia Antipolis (France). We also manage properties owned by the Olsson family. As of December 31, 2011, our management estimated, based on external and internal valuations, that the market value of properties owned by our real estate operations was approximately SEK 26 billion, which equals the book value of these properties.

Each of our real estate subsidiaries finances its acquisitions of property with equity contributions and individual mortgages from various commercial and mortgage banks, which are non-recourse to Stena AB and the Restricted Group.

Swedish properties. Our real estate portfolio in Sweden as of December 31, 2011, consisted of 273 residential and commercial properties totaling approximately 1.8 million square meters.

As of December 31, 2011, our residential properties consisted primarily of multi-family rental properties (approximately 20,500 units) that, in terms of square meters, comprise approximately 79% of our properties in Sweden or approximately 1.4 million square meters. Our commercial properties in Sweden consist mainly of office buildings and comprise the remaining 21% of our Swedish property portfolio or approximately 400,000 square meters. The occupancy rates for our Swedish properties, based on square meters, as of December 31, 2010 and 2011, were 96% and 97%, respectively.

Of our Swedish properties, 38 are leased pursuant to long-term ground leases from local governments. These leases typically run for a 60 year period with a right of renewal every 40 years. Rent is renegotiated after the first 20 years and every 10 years thereafter. In 2011, investments in new constructions, particularly in Stockholm and Malmö, amounted to SEK 248 million and investments in existing properties amounted to SEK 593 million. In 2011 we did not acquire any properties and disposals amounted to SEK 312 million.

International. As of December 31, 2011, our properties outside Sweden consisted of 54 commercial properties, 40 of which were located in The Netherlands. The remaining properties are located in Germany, Luxembourg, France, the U.S., the U.K and Hungary. Our non-Swedish properties total approximately 251,000 square meters. The occupancy rates for our non-Swedish properties, based on square meters, as of December 31, 2010 and December 31, 2011, were 85% and 81%, respectively.

We also invest indirectly in real estate. We hold a 20.2% stake in the Acre Fund, which is majority owned by Schiphol Airport. The Acre Fund owns approximately 202,000 square meters of office and warehouse space at the Schiphol Airport. External bank financing is in place for 28.7% of our total investment.

We have invested a total of €37 million in a fund, managed by ING, for development of residential complexes in China. As of December 31, 2011, our stake in the fund amounted to 11.25%. As of December 31, 2011, approximately 95% of our investment had been repaid as a number of projects had come to maturity.

Since 2007, we have held a stake in the ING Dutch Office Fund, which owns a portfolio of prime office buildings in The Netherlands. 80% of the offices are located in four major Dutch cities and includes the World Trade Center in Amsterdam and the head office of Nationale Nederlanden, The Netherlands’ tallest building, in Rotterdam. As of December 31, 2011 our stake in the fund amounted to 4.84%. Bank financing is in place for 47.5% of our investment.

During 2011, one commercial property was acquired in London in the U.K for a total investment amount of GBP 32.5 million and no properties were disposed of in the non-Swedish property portfolio. In 2011, investments in existing properties amounted to €5.3 million related to renovations, upgrades and energy saving installations.

In January 2012, another commercial property was acquired in London in the U.K for a total investment amount of GBP 22 million. Furthermore, in March 2012, we entered into a purchase agreement for a small unit valued at EUR 0.5 million, in Sophia Antipolis, France. Delivery of this unit will take place in May 2012.

Property management. In Sweden, we also manage property owned by the Olsson family. We receive a fee for these services equal to 5% of the rents collected with respect to such properties. Such fee aggregated to SEK 14 million and 15 million for each of the years ended December 31, 2010 and December 31, 2011, respectively.

New Businesses Adactum

General. Through our unrestricted subsidiary Adactum, we make long-term investments in listed as well as private companies in new businesses outside of our traditional lines of business. Our objective is to create value in industries outside of our core business by building strong, profitable companies that can create platforms for new business opportunities within the group. We contribute mainly capital and active ownership to these businesses. In the year ended December 31, 2011, Adactum generated revenues of SEK 4,7 billion and operating income of SEK 268 million, which includes depreciation and amortization expenses of SEK 202 million. As of December 31, 2011, Adactum had direct investments in five private companies, of which four are wholly owned, and held significant ownership interests in two listed companies. Adactum’s investments are financed through equity contributions and debt that is non-recourse to Stena AB and the Restricted Group.

Investments in private companies. In April 2004, Adactum acquired Blomsterlandet AB (“Blomsterlandet”) through which we have created a chain of retailers for gardening products with one of Sweden’s most extensive range of indoor and outdoor plants. Since our acquisition, the number of garden centers in Sweden has increased from 18 to 44 as of December 31, 2011. Revenue of Blomsterlandet increased in the year ended December 31, 2011, to SEK 1,210 million, representing an increase of 12% compared to SEK 1,081 million for the year ended December 31, 2010.

In June 2005, Adactum acquired Envac AB (“Envac”), which operates automated household and municipal waste collection systems with 35 offices in 20 countries. The Envac group is organized in five business regions: North Europe, South Europe and the Americas, Middle East and India, South Korea and South East Asia and China. Revenue in Envac for the year ended. December 31, 2011, was SEK 1,102 million, representing a decrease of 9% compared to SEK 1,215 million in the year ended December 31, 2010.

In December 2005, we ordered five wind power systems (windmills) for a total investment of SEK 140 million. In January 2007, through our subsidiary Stena Renewable AB (“Stena Renewable”), we commenced operation of one of Sweden’s largest land-based wind power generating plant, near Ludvika, Sweden. In November 2007, we acquired an additional twelve wind power systems (installed at the same location) for approximately SEK 360 million. Operations of these new systems commenced in the fourth quarter of 2008. In April 2010, Stena Renewable acquired a company with five new wind power systems near Härnösand, Sweden, for a price of SEK 56 million. In 2011, Stena renewable ordered 11 new wind power systems for approximately SEK 340 million, of which 10 were in operation as of December 31, 2011. In total, Stena Renewable had 32 wind power systems in operation as per December 31, 2011. Revenues in Stena Renewable for the year ended December 31, 2011, was SEK 114 million, representing an increase of 34% compared to SEK 85 million for the year ended December 31, 2010.

As of December 31, 2007, Adactum held 29% of the shares in Ballingslöv International AB (publ) (“Ballingslöv”), a company listed on the Stockholm stock exchange that operates in the manufacturing of kitchens, bathrooms and storage units. By July 2008, we had acquired an additional 51% of the shares through a takeover bid for a price of SEK 1.0 billion. As a result thereof, Ballingslöv became a subsidiary of Adactum as of the third quarter of 2008 and was subsequently de-listed. In December 2010, we acquired an additional 16% of the shares. Our aggregate investment of SEK 1.5 billion represented 96% of the shares as of December 31, 2010. During 2011 we acquired the remaining outstanding shares through a redemption process and, as of December 31, 2011, we owned 100% of the shares. Revenue in Ballingslöv for the year ended December 31, 2011, was SEK 2,306 million, representing an increase of 3% compared to SEK 2,249 million for the year ended December 31, 2010.

In June 2007, Adactum acquired a 45% interest in MediaTec Group (“MediaTec”) for a total investment of approximately SEK 340 million. MediaTec is one of Europe’s largest groups in the media technology industry. The business areas within MediaTec are Broadcast and Solutions. Revenue in MediaTec increased by 1% in the year ended December 31, 2011, to SEK 902 million compared to SEK 889 million for the year ended December 31, 2010. As of March 31, 2012 Adactum held a 42.7% stake in MediaTec.

In 2010, Adactum sold its holding of 19% of the shares in SentoClone AB (“SentoClone”) at a loss of SEK 120 million.

Investments in listed companies. Our listed holdings held through Adactum in Gunnebo AB (publ) (“Gunnebo”) (developer of security products and systems) and Midsona AB (publ) (“Midsona”) (manufacturer of health and beauty products) had a total market value of SEK 0.5 billion as of December 31, 2011. During 2009, additional investments were made in Gunnebo of SEK 133 million and in Midsona of SEK 30 million, in connection with new share issues in these companies. During 2011, additional shares were acquired in Gunnebo of SEK 12 million. As of March 31, 2012, Adactum held a 26.2% stake in Gunnebo and held 23.0% of the capital and 24.7% of the votes in Midsona.

Investment activities

We maintain an investment portfolio of marketable securities and other short-term investments. As of December 31, 2011, the fair value of these investments (including restricted cash of SEK 2.5 billion) amounted to SEK 6.1 billion, as compared to SEK 8.3 billion (including restricted cash of SEK 3.7 billion) as of December 31, 2010. Our equity investments currently include both publicly traded and private companies. The debt securities currently held by us are primarily bank floating rate notes and bonds.

We have also invested in SPEs, whose purpose is to invest primarily in high yield securities and corporate bank loans. As of December 31, 2011, total assets of these SPEs amounted to SEK 4.5 billion, which was financed in part by U.S. dollar-denominated notes issued by the SPEs in an aggregate amount of SEK 4.1 billion. These SPE’s are consolidated in the Group financial statements.

In addition to our hedging arrangements, we actively trade in currencies and to a lesser extent in interest rates. As of December 31, 2011, the notional amounts of such instruments were SEK 966 million as compared to SEK 795 million as of December 31, 2010.

The net gains on our portfolio of debt and equity securities and investment in SPEs, together with dividends received and the results from our currency and interest rate trading activities, for the years ended December 31, 2009, 2010 and 2011, amounted to gains of SEK 0.3 billion, SEK 0.6 billion and SEK 0.1 billion, respectively. We seek to maintain an investment portfolio that is well diversified with regards to asset classes and geographical markets to balance our exposure to various risks, and have established a series of procedures and limits designed to manage the risks of these activities on a day-to-day basis. Investments are subject to various risks and currency rates are highly volatile and, as a result, there can be no assurance that our investment activities will be profitable.

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

The aggregate appraised value of our owned and finance leased vessels and drilling rigs, as of December 31, 2011, was approximately SEK 42.5 billion as compared with the net book value as of December 31, 2011, of SEK 34.2 billion. These appraisals were performed by independent ship appraisers who received customary fees for such services. Our vessel values generally fluctuate over time and there can be no assurance that we would be able to sell our vessels for their appraised values.

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

We maintain insurance coverage in amounts consistent with industry practice. Our insurance coverage is maintained with underwriters in the insurance markets mainly in Sweden, Norway, the Netherlands, Germany, the United Kingdom and the United States.

Hull and machinery insurance. We maintain hull and machinery insurance, which covers the risk of damage to, or total or constructive loss of a vessel as well as damage to third parties caused by direct contact with an insured vessel. This insurance also covers claims arising from collision with other vessels and salvage, towing and other related costs. Constructive total loss occurs when the vessel is so damaged due to a casualty that the repair costs amount to at least 64% of the insured value of the vessel. We also maintain war risks insurance, which insures the risk of damage and total or constructive total loss of an insured vessel directly caused by certain warlike situations, such as military use of weapons or terrorist activities. Coverage for areas designated from time to time as war zones may be excluded or additional premiums may be required with respect to voyages in such zones. We maintain coverage for the full value of each vessel, the value of which is updated at least annually.

We maintain civil and war risk hull and machinery insurance in respect of all Roll-on/Roll-off vessels, tankers, LNG carriers and drilling rigs owned by us and vessels bareboat chartered in or leased by us pursuant to a long-term finance lease. The bareboat charterer of a vessel is responsible for obtaining adequate hull and machinery insurance. We obtain “innocent owner insurance” to insure against the risk that the bareboat charterer’s hull and machinery insurance, war risk insurance and protection and indemnity insurance are not valid due to any act or omission of the charterer.

Loss of hire insurance. We maintain loss of hire insurance to insure against a loss of income due to damage to the hull or machinery of any Roll-on/Roll-off vessels, tankers and LNG carriers owned by us. Some of our drilling rigs are covered by loss of hire insurance, and vessels used in our ferry operations have loss of hire insurance at the option of the applicable route director.

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

We maintain P&I insurance in respect of all Roll-on/Roll-off vessels, tankers, LNG carriers and drilling rigs owned, chartered in or leased pursuant to a long-term finance lease, except for vessels bareboat chartered out. The charterer of a vessel we bareboat charter-out is responsible for obtaining adequate P&I insurance. We obtain “subsidiary P&I insurance” for vessels bareboat chartered by companies not affiliated with us in order to insure the owner of a vessel bareboat chartered out against claims.

Since February 20, 1996, the maximum exposure of all P&I clubs for liabilities to third parties has been capped at an amount based on a formula specified in the International Convention on Liability for Maritime Claims of 1976. Oil pollution coverage is also limited. We believe we have adequate oil pollution coverage.

Our fleet of tankers is used for transportation of crude oil and petroleum products. The operation of these vessels, as well as our drilling rigs, could potentially result in an oil spill for which we could be liable. The Roll-on/Roll-off vessels owned and chartered out by us do not transport crude oil or petroleum products, but do carry significant quantities of diesel oil and other heavy oil used for fuel that, if spilled, would cause pollution and liability. In addition, vessels owned and chartered out by us could be involved in a collision with a tanker causing a spill of the tanker’s cargo for which we could be liable. See “Regulation.”

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

Significant Subsidiaries

The following table sets forth significant subsidiaries owned, directly or indirectly as of December 31, 2011:

Name of Company	Domicile	Percentage Owned
Stena Fastigheter AB	Sweden	100%
Stena Line Scandinavia AB	Sweden	100%
Stena Adactum AB	Sweden	100%
Stena Bulk AB	Sweden	100%
Stena Rederi AB	Sweden	100%
Stena International S.ár.l.	Luxembourg	100%
Stena Holland BV	The Netherlands	100%
Stena Realty BV	The Netherlands	100%
Stena Line Holding BV	The Netherlands	100%
Stena Maritime AG	Switzerland	100%
Stena Cyprus Holding Ltd	Cyprus	100%

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

Under OPA ’90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills pertaining to their vessels. The 2006 amendments to OPA ’90, as implemented by regulations effective July 31, 2009, limit the liability of responsible parties as follows:

•	Single-hull vessels (including a single-hull vessel fitted with double sides only or a double bottom only)

•	a vessel of 3,000 gross tons or smaller: the greater amount of $3,200 per gross ton or $6,408,000; and

•	a vessel greater than 3,000 gross tons: the greater amount of $3,200 per gross ton or $23,496,000.

•	Other vessels than single-hull vessels

•	a vessel of 3,000 gross tons or smaller: the greater amount of $2,000 per gross ton or $4,272,000; and

•	a vessel greater than 3,000 gross tons: the greater amount of $2,000 per gross ton or $17,080,000.

•	Any other vessel

•	the greater amount of $1,000 per gross ton or $854,400.

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

Annex VI of MARPOL entered into force on May 19, 2005 and subsequent amendments entered into force on July 1, 2010. This annex sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. The sulphur content of fuel oil is today limited to 4.5% m/m globally with a decided global reduction to 3.5% by 2012 and a global reduction to 0.5% by 2020 or, subject a review in 2018, possibly deferred to 2025. Annex VI also contains provisions allowing for special SOx Emission Control Areas (“Sox ECAs”) to be established with more stringent controls on sulphur emissions. In these areas, the sulphur content of fuel oil used onboard ships must not exceed 1.0% until 2014. From 2015, the level is further lowered to 0.1% within Sox ECAs. The additional cost of fuel to comply with the 0.1% regulation (2015) will be significant and for shipping operators in competition with land based transport alternatives, the regulation may adversely affect transported freight volumes. Annex VI also sets limits on emissions of nitrogen oxides (NOx) from diesel engines and prohibits deliberate emissions of ozone depleting substances, which include halons and chlorofluorocarbons (CFCs). Annex VI also prohibits the incineration onboard ship of certain products, such as contaminated packaging materials and polychlorinated biphenyls (PCBs). Our fleet is in compliance with these new requirements. In 2011, IMO adopted mandatory measures to reduce emissions of greenhouse gases from international shipping, with a new Annex VI chapter 4 on energy efficiency for ships, to make mandatory the Energy Efficiency Design Index, for new ships, and the Ship Energy Efficiency Management Plan for all ships. These regulations are expected to enter into force on January 1, 2013.

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

The Convention will enter into force 12 months after ratification by 30 States, representing 35 per cent of world merchant shipping tonnage. As of July 2011, 28 States had ratified the Convention, representing 25.43% of world merchant shipping tonnage. We expect that the ratification criteria for the IMO requirements will be met in 2012 and that the requirements will consequently enter into force during 2013.

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

General

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” section of Item 3 and our Consolidated Financial Statements and the Notes thereto. Our Consolidated Financial Statements as of December 31, 2009, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, have been prepared in accordance with IFRS as issued by the IASB.

We generate revenue primarily from our ferry operations, chartering out our drilling rigs, tankers, LNG carriers, and Roll-on/Roll-off vessels and managing tankers, selling vessels, Adactum and from real estate rentals. The period from June through September is the peak travel season for passengers in our ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs or real estate also may have an impact on our results in each period.

Significant events

Ferry Operations

In 2010, Stena Line entered into a slot charter agreement with DFDS on the Esbjerg-Harwich and Esbjerg-Immingham routes. Consequently, as of January 2011, Stena Line also offers freight services between Denmark and UK.

In December 2010, Stena Line acquired from DFDS two routes on the Irish Sea: Liverpool–Belfast and Heysham–Belfast. Pending formal approval from the Irish and British competition authorities, these routes were held separately from our other businesses. Final approval was given in June 2011 and the two routes were consolidated from July 1, 2011.

Effective January 1, 2011, Stena Line acquired the Danish travel agency DTF (Dansk Total Ferie), a market leading travel agency for vacations by car in Denmark.

In January 2011 and September 2011, two new built RoPax vessels, were delivered from Samsung Heavy Industries in Korea, Stena Transporter and Stena Transit, respectively. The vessels operate on the Hoek van Holland - Killingholme route.

In May 2011, three vessels, Stena Leader, Stena Pioneer and Stena Seafarer were sold for an aggregate profit of SEK 26 million.

In May 2011, the English Court of Appeals affirmed a High Court ruling that contributions to repair the deficit in the Merchant Navy Ratings Pension fund can be required from any company that has participated in the fund, including companies that no longer employ any members. In the late 1990s, the Fund was found to have a deficit and Stena Line has been providing funds to reduce this deficit. As a result of the Court of Appeals decision, the non-contributing employers will also be required to contribute funds to reduce the deficit and the Company’s future contributions are expected to be significantly reduced.

In July 2011, the vessel Stena Lynx was sold for a price of EUR 3.8 million, with delivery in October 2011.

In November 2011, the new port Loch Ryan in Cairnryan in Scotland was opened. The Cairnryan-Belfast route is now operated with two chartered in superfast ferries.

Drilling

During 2011, the drilling rig Stena Tay was sold generating a net profit of SEK 1.5 billion. Stena Tay joined the Stena Drilling fleet in 1999 and operated in various locations worldwide, including in the US, the Gulf of Mexico, Brazil, Angola and Nigeria.

During 2011 we entered into several new charter contracts. We successfully entered into a new contract for our drilling unit Stena DrillMAX with commencement in early 2012, in direct continuation of its current contract, and an estimated duration of 15 – 18 months plus four one-well options.

The drilling unit Stena Spey was awarded a contract that commenced in the first quarter of 2012 and will continue until the fourth quarter of 2012. We entered into a new contract for our drilling unit Stena Clyde which commenced in the first quarter of 2012 and is expected to last until at least the fourth quarter of 2012. In December 2011, we successfully signed a five-year contract for our enhanced ice-classed drillship Stena IceMAX which was delivered to us in April 2012.

Bulk

In March 2011, Stena Bulk Denmark Aps and Dannebrog Rederi A/S signed a joint venture agreement regarding the ownership in Stena Weco A/S. The new joint venture, which commenced operation in April 2011, charters, manages and operates a fleet of 30-40 “MR” (Handy and Medium Range) product tankers.

In May 2011, we acquired three LNG (Liquefied Natural Gas) vessels for a total purchase price of USD 667 million. The first vessel, Bluesky, was built in 2006 and is on a charter to Gazprom until the first quarter of 2013. The second and third vessels, Stena Clear Sky and Stena Crystal Sky, are newly built and were delivered in May 2011. The two latter vessels have been on charter to BP and British Gas, respectively, since July 2011. We have successfully signed a three-year (with a one-year option) contract for Stena Crystal Sky to commence in direct continuation of its current charter in March 2012. The charter contract for Stena Clear Sky expires in July 2012.

In September 2011, we took delivery of the newly built Suezmax vessel, Stena Superior, from the Samsung shipyard in Korea. The vessel entered into operations in the Stena Sonangol Suezmax pool.

In November 2011, we took delivery of our second Suezmax newbuilding vessel, Stena Suede, from the Samsung shipyard in Korea. Stena Suede has successfully commenced operations for Total, to whom the vessel is contracted for 5 years.

RoRo

In February, 2011 the vessel Highlanders was delivered to the Canadian company Marine Atlantic Inc. on a charter for a minimum of five years. Highlanders has been shortened by 12 meters and has had its passenger capacity increased. Highlanders and Blue Puttees, its sister vessel, are operating between North Sydney, Nova Scotia and Port aux Basque, Newfoundland.

In April 2011 Stena RoRo acquired the vessel Dublin Seaways from DFDS for EUR 24 million. The vessel has been renamed Stena Feronia.

Adactum

Ballingslöv: In the fourth quarter of 2011, Ballingslöv acquired the Swedish company Macro, a manufacturer of shower systems with a yearly turnover of approximately SEK 100 million and 40 employees.

Envac: In 2011, the company won a number of prestigious orders, such as Western & Fish Harbour in Helsinki, Finland and Clichy-Batignolles in Paris, France.

Blomsterlandet: In the first quarter of 2011, Blomsterlandet acquired Ella Trädgård in Stockholm with two shops and a turnover of approximately SEK 45 million.

Stena Renewable: In 2011, a new wind farm with 11 wind turbines was built and put into operation in Mjölby and Boxholm municipalities. Stena Renewable has committed to invest in three more wind farms and are planning for additional investments.

Property

In 2011, Stena Property sold properties for SEK 307 million. In July 2011, one property was purchased in London for an amount of GBP 32.5 million.

Results of Operations

	Year ended December 31,
	2009	2010	2011
	(SEK in millions)
CONSOLIDATED GROUP

Income Statement Data:
Total revenues	27,812	27,150	27,968
Direct operating expenses	(17,188)	(16,784)	(16,548)
Selling and administrative expenses	(3,207)	(3,104)	(3,225)
Depreciation and amortization	(3,415)	(3,704)	(3,617)

Income from operations	4,002	3,558	4,578
BUSINESS SEGMENT DATA
Revenues:
Ferry operations	9,599	9,092	9,684
Drilling operations	8,112	7,777	6,546
Shipping Roll-on/Roll-off vessels	473	396	540
Crude Oil tankers	2,401	2,055	1,780
Other Shipping	214	200	275

Total Shipping	3,088	2,651	2,595
Property operations	2,335	2,380	2,368
New Businesses operations	4,797	4,630	4,732
Other	3	7	10

Total revenues	27,934	26,537	25,935
Other income:
Net gain on sale of assets	179	189	1,683
Net valuation on investment properties	(301)	424	350

Total other income	(122)	613	2,033

Total income	27,812	27,150	27,968
Income (Loss) from Operations:
Ferry operations	445	(79)	(250)
Net gain on sale of vessels	—	2	16

Total Ferry operations	445	(77)	(234)
Drilling operations	3,250	2,279	1,651
Net gain on sale of vessels	—	—	1,561

Total Drilling operations	3,250	2,279	3,212
Shipping: Roll-on/Roll-off vessels	102	35	93
Net gain on sale of vessels	148	—	—

Total Roll-on/Roll-off vessels	250	35	93
Crude oil tankers	(736)	(461)	(185)
Impairment charges	(150)	—	(49)
Net gain on sale of vessels	—	—	—

Total crude oil tankers	(886)	(461)	(233)
Other shipping	7	1	70

Total Shipping	(629)	(425)	(71)
Property operations	1,338	1,307	1,345
Net valuations on investment properties	(301)	424	350
Net gain on sale of properties	31	187	106

Total Property	1,068	1,918	1,801
New Businesses operations	178	210	268
Other	(310)	(347)	(398)

Total	4,002	3,558	4,578
Depreciation & Amortization:
Ferry operations	1,119	1,173	1,261
Drilling	1,665	2,076	1,704
Shipping: Roll-on/Roll-off vessels	141	126	211
Crude oil tankers	247	86	209
Other shipping	12	9	8

Total Shipping	400	221	428
Property	2	2	4
New Businesses operations	219	215	202
Other	10	17	18

Total	3,415	3,704	3,617

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the year ended December 31, 2011, approximately 33% of our total revenues were generated in U.S. dollars and approximately 29% were generated in SEK.

In the year ended December 31, 2011, approximately 30% of our total expenses were incurred in U.S. dollars and approximately 33% were incurred in SEK. The reported gross revenues and expenses were influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	January-December 2010	January-December 2011	Change

US	7.2049	6.4969	(10)%
British pound	11.1256	10.4115	(6)%
Euro	9.5413	9.0035	(6)%

Closing rates:	As of December 31, 2010	As of December 31, 2011	Change
US	6.7273	6.8748	2%
British pound	10.4942	10.6803	2%
Euro	9.0089	8.9177	(1)%

Revenues

Total revenues decreased SEK 602 million, or 2%, in the twelve months ended December 31, 2011, to SEK 25,935 million from SEK 26,537 million in the twelve months ended December 31, 2010, as a result of decreased revenues in the drilling, shipping and property segments, together with the weakening of the U.S. dollar, the Euro and the GBP against the SEK, offset by increased revenues in the ferry and new businesses Adactum segments.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on-board sales. Revenues from ferry operations increased SEK 592 million, or 7%, in the twelve months ended December 31, 2011, to SEK 9,684 million from SEK 9,092 million in the twelve months ended December 31, 2010, mainly due to increased travel revenues after the consolidation of the Danish travel agency DTF as from January 1, 2011 and increased revenues from freight haulage as a consequence of higher volumes of freight units, offset by reduced revenues from onboard sales as a consequence from lower car and passenger volumes together with the effect of the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations decreased SEK 1,231 million, or 16%, in the twelve months ended December 31, 2011, to SEK 6,546 million from SEK 7,777 million in the twelve months ended December 31, 2010. The decrease is mainly reflecting the weakening of the U.S. dollar against the SEK, reduced revenues for the rig Stena Tay, which was on SPS from mid July until the sale in October, together with a contract at higher day rates for the rig Stena Carron during the first two quarters of 2010, offset by planned off-hire periods for Stena Don and Stena Clyde, which both undertook five-year SPSs in the first and second quarter of 2010, respectively. In local currency revenues decreased 7% in the twelve months ended December 31, 2011 compared to the same period last year.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered-in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 56 million, or 2%, in the twelve months ended December 31, 2011, to SEK 2,595 million from SEK 2,651 million in the twelve months ended December 31, 2010.

Revenues from crude oil tankers and LNG carriers decreased SEK 275 million, or 13%, in the twelve months ended December 31, 2011, to SEK 1,780 million from SEK 2,055 million in the twelve months ended December 31, 2010, mainly due to the fact that as from April 2011 19 MR vessels are operating in the joint venture Stena Weco A/S in which the operating results are reported as a net revenue. The operating results from these vessels were previously reported gross within revenues and operating expenses. Revenues also decreased as an effect of the weakening of the U.S. dollar against the SEK, offset by revenues generated from our LNG vessels, one of which was put into operation in May 2011, with the other two put into operation in July 2011. In local currency revenues decreased 4% in the twelve months ended December 31, 2011, compared to the same period last year. In the twelve months ended December 31, 2011, the Company operated an average of 30 tankers (chartered-in or owned), compared to an average of 27 tankers in the twelve months ended December 31, 2010.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 144 million, or 36%, in the twelve months ended December 31, 2011, to SEK 540 million from SEK 396 million in the twelve months ended December 31, 2010, mainly due to new charter contracts with Marine Atlantic for Highlanders and Blue Puttees, offset by the weakening of the Euro against the SEK.

Revenues from Other Shipping increased SEK 75 million, or 38%, in the twelve months ended December 31, 2011, to SEK 275 million from SEK 200 million in the twelve months ended December 31, 2010, mainly due to the receipt of USD 10 million (SEK 64.8 million) for a patent infringement in the first quarter of 2011, offset by the weakening of the U.S. dollar and the GBP against the SEK.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations decreased SEK 12 million, or 1%, in the twelve months ended December 31, 2011, to SEK 2,368 million from SEK 2,380 million in the twelve months ended December 31, 2010, mainly due to a lower number of properties owned together with the weakening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum increased SEK 102 million, or 2%, in the twelve months ended December 31, 2011, to SEK 4,732 million from SEK 4,630 million in the twelve months ended December 31, 2010, mainly due to increased revenues from Blomsterlandet, which has increased its market share and also increased its number of shops. Revenues from Stena Renewable increased due to five new wind power plants near Härnösand in Sweden acquired in April 2010 and due to the new wind farm with 11 wind turbines being built and put into operation during 2011 in Mjölby and Boxholm, Sweden, offset by the strengthening of the SEK affecting both Envac and Ballingslöv. Of the total revenues in the twelve months ended December 31, 2011, SEK 2,306 million related to Ballingslöv, SEK 1,210 million related to Blomsterlandet, SEK 1,102 million related to Envac and SEK 114 million related to Stena Renewable, as compared to SEK 2,249 million related to Ballingslöv, SEK 1,081 million related to Blomsterlandet, SEK 1,215 million related to Envac and SEK 85 million related to Stena Renewable in the twelve months ended December 31, 2010.

Other Income

Net valuation on investment properties. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 350 million for the twelve months ended December 31, 2011, as compared to net gains of SEK 424 million for the twelve months ended December 31, 2010, mainly due to an increase in investment property market values in the Swedish market.

Net Gain on Sale of Vessels. In the twelve months ended December 31, 2011, gains of MSEK 16 were recorded on the sale of the vessels Stena Leader, Stena Pioneer, Stena Seafarer and Stena Lynx. In the twelve months ended December 31, 2010, gains of SEK 2 million were recorded on the sale of the vessels Götaland, Stena Transfer and Stena Partner.

Net Gain on Sale of Properties. In the twelve months ended December 31, 2011, gains of SEK 106 million were recorded on sale of properties. In the twelve months ended December 31, 2010, gains of SEK 187 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses decreased SEK 236 million, or 1%, in the twelve months ended December 31, 2011, to SEK 16,548 million from SEK 16,784 million in the twelve months ended December 31, 2010, mainly as a result of reduced operating expenses in drilling, shipping and property, together with the weakening of the Euro, the U.S. dollar and the GBP against the SEK, offset by increased operating expenses for the ferry and the new businesses, Adactum operations.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK

586 million, or 8%, in the twelve months ended December 31, 2011, to SEK 7,703 million from SEK 7,117 million in the twelve months ended December 31, 2010, mainly due to increased product costs due to the consolidation of the Danish travel agency DTF as from January 1, 2011, and increased expenses for bunker fuel, offset by lower ship costs due to rationalization with less vessels in operation, together with the weakening of the Euro and the GBP against the SEK. Direct operating expenses for ferry operations for the twelve months ended December 31, 2011, were 80% of revenues, as compared to 78% for the twelve months ended December 31, 2010.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations decreased SEK 223 million, or 8%, in the twelve months ended December 31, 2011, to SEK 2,736 million from SEK 2,959 million in the twelve months ended December 31, 2010. The decrease mainly reflects reduced expenses for the rig Stena Tay, which was on SPS as from June 2011 until its sale in October, together with the weakening of the U.S. dollar against the SEK, offset by planned off-hire periods for Stena Don and Stena Clyde in the first and second quarter of 2010 as they both undertook five-year SPSs, respectively. Direct operating expenses from drilling operations for the twelve months ended December 31, 2011, were 42% of drilling revenues, as compared to 38% for the twelve months ended December 31, 2010.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 622 million, or 25%, in the twelve months ended December 31, 2011, to SEK 1,895 million from SEK 2,517 million in the twelve months ended December 31, 2010.

Direct operating expenses associated with crude oil tankers decreased SEK 621 million, or 27%, in the twelve months ended December 31, 2011, to SEK 1,657 million from SEK 2,278 million in the twelve months ended December 31, 2010, mainly due to the fact that as from April 2011 19 MR vessels are operating in the joint venture Stena Weco A/S, in which the operating results are reported as net revenue. The operating results from these vessels were previously reported gross within revenues and operating expenses. Operating expenses were also reduced as an effect of the weakening of the U.S. dollar against the SEK, offset by increased expenses generated from our three LNG vessels, which were in operation as from May and July 2011, respectively. Direct operating expenses for crude oil operations for the twelve months ended December 31, 2011, were 93% of revenues, as compared to 111% for the twelve months ended December 31, 2010. Direct operating expenses for tankers include time-charter costs, which normally are fixed for periods between 6 months and 5 years, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 2 million, or 1%, in the twelve months ended December 31, 2011, to SEK 198 million from SEK 196 million in the twelve months ended December 31, 2010, mainly due to increased costs of the operating vessels, offset by the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the twelve months ended December 31, 2011, were 37% of revenues, as compared to 49% for the twelve months ended December 31, 2010.

Direct operating expenses with respect to Other Shipping decreased SEK 3 million, or 7%, in the twelve months ended December 31, 2011, to SEK 40 million from SEK 43 million in the twelve months ended December 31, 2010. Direct operating expenses for Other Shipping for the twelve months ended December 31, 2011, were 15% of revenues, as compared to 22% for the twelve months ended December 31, 2010.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 56 million, or 6%, in the twelve months ended December 31, 2011, to SEK 829 million from SEK 885 million in the twelve months ended December 31, 2010, mainly due to reduced operating expenses as a consequence of a lower number of properties owned together with the weakening of the Euro against the SEK. Direct operating expenses for property operations for the twelve months ended December 31, 2011, were 35% of property revenues, as compared to 37% for the twelve months ended December 31, 2010.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum increased SEK 75 million, or 2%, in the twelve months ended December 31, 2011, to SEK 3,381 million from SEK 3,306 million in twelve months ended December 31, 2010, mainly due to increased costs of goods sold in Blomsterlandet due to increased sales volumes, offset by lower operating costs in Envac and Ballingslöv due to effective cost control and reduced volumes, together with the weakening of the Euro and the GBP against the SEK. Of the total operating expenses in the twelve months ended December 31, 2011, SEK 1,490 million related to Ballingslöv, SEK 1,070 million related to Blomsterlandet, SEK 806 million related to Envac and SEK 21 million related to Stena Renewable, as compared to SEK 1,434 million related to Ballingslöv, SEK 969 million related to Blomsterlandet, SEK 888 million related to Envac and SEK 12 million related to Stena Renewable in the twelve months ended December 31, 2010. Direct operating expenses for Adactum operations for the twelve months ended December 31, 2011, were 71% of revenues, same as for the twelve months ended December 31, 2010.

Selling and administrative expenses

Selling and administrative expenses increased SEK 121 million, or 4%, in the twelve months ended December 31, 2011, to SEK 3,225 million from SEK 3,104 million in the twelve months ended December 31, 2010. Costs increased mainly due to the consolidation of the Danish travel agency DTF as from January 1, 2011, together with increased pension costs, offset by the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the twelve months ended December 31, 2011 were 12% of total revenues, same as for the twelve months ended December 31, 2010.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 87 million, or 2%, in the twelve months ended December 31, 2011, to SEK 3,617 million from SEK 3,704 million in the twelve months ended December 31, 2010, mainly as a result of reduced depreciation charges due to a five-year extension to twenty years of the useful life of the DrillMAX drillships, offset by increased depreciation charges for new vessels delivered and by the effect of impairment charges of SEK 49 million related to the shares in the associated company Paradise during 2011. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net decreased by SEK (921) million in the year ended December 31, 2011, to SEK (1,799) million from SEK (878) million in the year ended December 31, 2010.

Share of associated companies’ results in the years ended December 31, 2010 and 2011, refers to our portion of the results of Midsona, Gunnebo and MediaTec. As of December 31, 2011, our interest in the capital of Midsona was 23.0%, our interest in the capital of Gunnebo was 26.2% and our interest in the capital of MediaTec was 42.7%. In 2010 the previous write-down of Gunnebo of SEK 140 million was reversed and Midsona was written-down by SEK 40 million. As of December 31, 2010, our interest in the capital of Midsona was 23.0%, our interest in the capital of Gunnebo was 25.7% and our interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the year ended December 31, 2011, was SEK (69) million, of which SEK 199 million related to net realized gains on marketable securities and equity securities and investments in SPEs, SEK (354) million related to net unrealized losses on marketable securities and SEK 86 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the year ended December 31, 2010, was SEK 445 million, of which SEK 124 million related to net realized gains on marketable securities and equity securities and investments in SPEs, SEK 229 million related to net unrealized gains on marketable securities and SEK 91 million related to the termination of the financial lease of Stena Carron.

Interest income decreased by SEK 83 million in the year ended December 31, 2011, to SEK 394 million from SEK 477 million in the year ended December 31, 2010. Interest income related to investments in SPEs decreased during the same period by SEK 61 million to SEK 270 million from SEK 331 million partly due to lower investments in interest bearing assets.

Interest expense increased by SEK 116 million to SEK (1,914) million in the year ended December 31, 2011, from SEK (1,798) million for the year ended December 31, 2010. Interest expense for the investments in SPEs decreased during the same period by SEK 49 million to SEK (53) million from SEK (102) million.

During the year ended December 31, 2011, we had foreign exchange gains, net of SEK 36 million. During the year ended December 31, 2010, we had foreign exchange gains, net of SEK 48 million.

Other financial income (expense) of SEK (370) million for the year ended December 31, 2011, included SEK (189) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a loss of SEK (119) million related to bunker hedges. Other financial income (expense) of SEK (219) million for the year ended December 31, 2010, included SEK (188) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 9 million related to bunker hedges.

Income taxes

Income taxes for the year ended December 31, 2011, were SEK (253) million, consisting of current taxes of SEK (240) million and deferred taxes of SEK (13) million. Income taxes for the year ended December 31, 2010, were SEK (114) million, consisting of current taxes of SEK (191) million and deferred taxes of SEK 77 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

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

In the year ended December 31, 2010, approximately 31% of our total expenses were incurred in U.S. dollars and approximately 29% were incurred in SEK. The reported gross revenues and expenses were influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	January-December 2009	January-December 2010	Change
US	7.6457	7.2049	(6)%
British pound	11.9260	11.1256	(7)%
Euro	10.6213	9.5413	(10)%

Closing rates:	As of December 31, 2009	As of December 31, 2010	Change
US	7.1553	6.7273	(6)%
British pound	11.5704	10.4942	(9)%
Euro	10.2506	9.0089	(12)%

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

Depreciation and amortization

Depreciation and amortization charges increased SEK 289 million, or 8%, in the twelve months ended December 31, 2010, to SEK 3,704 million from SEK 3,415 million in the twelve months ended December 31, 2009, mainly as a result of depreciation charges for the third DrillMAX vessel Stena Forth delivered in August 2009 and for the first of the two new superferries, Stena Hollandica, offset by the effect of increased depreciation during 2009 due to impairment charges of SEK 150 million related to three medium range product tankers. The weakening of the U.S. dollar with respect to the Swedish kroner, which primarily impacted depreciation charges on drilling rigs (denominated in U.S. dollars) offset by the decrease in depreciation and amortization charges.

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

Interest income decreased by SEK 208 million in the year ended December 31, 2010, to SEK 477 million from SEK 685 million in the year ended December 31, 2009. Interest income related to investments in SPEs decreased during the same period by SEK 145 million to SEK 331 million from SEK 477 million partly due to lower investments in interest bearing assets.

Interest expense decreased SEK 66 million to SEK (1,798) million in the year ended December 31, 2010, from SEK (1,864) million for the year ended December 31, 2009. Interest expense for the investments in SPEs decreased during the same period by SEK 112 million to SEK (102) million from SEK (214) million.

During the year ended December 31, 2010, we had foreign exchange gains, net of SEK 48 million. During the year ended December 31, 2009, we had foreign exchange losses, net of SEK (282) million.

Other financial income (expense) of SEK (219) million for the year ended December 31, 2010, included SEK (188) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a gain of SEK 9 million related to bunker hedges. Other financial income (expense) of SEK (201) million for the year ended December 31, 2009, included SEK (67) million related to amortization of the deferred financing charges for our Senior Notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a loss of SEK (163) million related to bunker hedges.

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

As of December 31, 2011, we had total cash and marketable securities of SEK 7,720 million as compared with SEK 9,922 million as of December 31, 2010.

For the year ended December 31, 2011, cash flows provided by operating activities amounted to SEK 4.895 million as compared to SEK 5,065 million in the year ended December 31, 2010. For the year ended December 31, 2011, cash flows used in investing activities amounted to SEK (5,579) million, including SEK (10,651) million related to capital expenditures. For the year ended December 31, 2010, cash flows used in investing activities amounted to SEK (9,681) million, including SEK (10,189) million related to capital expenditures. For the year ended December 31, 2011, cash flows provided by financing activities amounted to SEK 559 million. For the year ended December 31, 2010, cash flows provided by financing activities amounted to SEK 5,151 million.

Total interest bearing debt as of December 31, 2011, was SEK 49,501 million, excluding debt in SPEs, as compared with SEK 47,964 million as of December 31, 2010. Interest bearing debt in SPEs as of December 31, 2011, was SEK 4,143 million as compared with SEK 5,140 million as of December 31, 2010. As of December 31, 2011, $776 million was utilized under our $1 billion revolving credit facility, plus $26 million which was used for issuing bank guarantees and letters of credit. As of December 31, 2010, $909 million was utilized under our $1 billion revolving credit facility, of which $25 million was used for issuing bank guarantees and letters of credit. As of December 31, 2011, $32 million was utilized under the $200 million revolving credit facility entered into by Stena Royal, compared to $107 million as of December 31, 2010. In June 2009, Adactum entered into a revolving credit facility of SEK 450 million. As of December 31, 2010, the utilized portion of this facility was SEK 450 million. During 2010 we entered into a new SEK 6,660 million revolving credit facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. This facility was unutilized as of December 31, 2011.

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

The obligations of Stena AB, Stena Holland BV, AB Stena Finans and SSAG under the revolving credit facility are secured by, among other things, first priority security interests on Stena Baltica, Stena Carisma (and its linkspans), Stena Clyde, Stena Don, Stena Danica, Stena Europe, Stena Forecaster, Stena Forerunner, Stena Foreteller, Stena Forwarder, Stena Vision (ex. Stena Germanica),

Stena Nautica, Stena Saga, Stena Spirit (ex.Stena Scandinavica), Stena Scanrail, Stena Spey, Aurora af Helsingborg, Stena Scotia, Stena Hibernia, Stena Feronia and the Holyhead and Stranraer ports. In the event that an asset securing the revolving credit facility is sold or declared a total loss, availability under the revolving credit facility will, unless appropriate replacement collateral is provided within 270 days, be reduced by the lesser of net sale or net loss proceeds and the amount required to bring the security value of the remaining collateral (net of any debt secured by a prior mortgage therein) to 140% of the facility amount.

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

As of December 31, 2011, the amount of indebtedness under the revolving credit facility was $776 million plus $26 million used in connection with guarantees and letters of credit.

Adactum secured bank facility. On June 30, 2009, Adactum entered into a new secured revolving credit facility with Svenska Handelsbanken and Nordea with a total principal amount of SEK 450 million. The facility matures on June 30, 2012, and bears interest at a rate based on Stockholm Interbank Offered Rates plus an applicable margin of 2.0%. Adactum may select an interest period of one, three, six or twelve months every time it borrows funds under the facility. Interest is payable at the end of the relevant interest period. The facility includes a cross-default provision ($15 million threshold) with respect to debt of Stena, Adactum or any present or future subsidiary of Stena. As of December 31, 2011, SEK 450 million under the facility was utilized. The facility is non-recourse to Stena AB.

Stena Royal secured bank facility. On September 28, 2007, Stena Royal entered into a new $350 million secured revolving credit facility with Svenska Handelsbanken and Nordea. The facility matures on September 28, 2012. The facility bears interest at a rate based on LIBOR, EURIBOR or Stockholm Interbank Offered Rates, as applicable depending on currency drawn down, plus an applicable margin of 0.45% to 0.70%, depending on the ratio between the aggregated drawn down amount and the value of the underlying security. Stena Royal may select every time it borrows funds under the facility an interest period of three or six months or such other period as may be agreed up to a maximum of twelve months. Interest is payable at the end of the relevant interest period. The medium and long-term investment portfolios held by Stena Royal are pledged as security for the facility. The facility does not include any cross-default provision. In 2010, the amount of the facility was reduced to $200 million as the providing banks are the providers of the SEK 6,660 million EKN revolving credit facility (described below). As of December 31, 2011, $32 million was utilized under the facility.

Debt in SPEs. As of December 31, 2011, we had investments, through unrestricted subsidiaries, in three SPEs: Canyon Capital CLO-2004 Ltd, Canyon Capital CLO-2006 Ltd and Canyon Capital CLO-2007 Ltd. The assets and liabilities of the SPEs are consolidated in our financial statements, although the debt of the SPEs is non-recourse to Stena. Canyon Capital CDO-2002 Ltd was terminated in 2011 and the remaining assets were sold.

As of December 31, 2011, Canyon Capital CLO-2004 Ltd and Canyon Capital CLO-2006 Ltd, had issued senior secured notes to fund their portfolio investments in the U.S. high yield bond and corporate loan markets.

As of December 31, 2011, the total outstanding debt of all SPEs was SEK 4.1 billion. The remaining funding for the SPEs has been provided by the Company and other investors as subordinated secured notes and preferred share capital.

Canyon Capital CLO-2004 Ltd issued notes maturing in October 2016, consisting of $200 million Class A1 notes, $77.5 million Class A2 notes, $36 million Class B notes, $29 million Class C notes and $16 million Class D senior secured notes. The Class A, B, and C notes bear interest at a variable interest rate of LIBOR, plus a margin of 0.37%, 1.25% and 2.50%, respectively, and the Class D notes bear a fixed interest rate of 12.88%. Canyon Capital CLO-2006 Ltd issued senior secured notes maturing in August 2020, consisting of $266 million Class A notes, $15.2 million Class B notes, $22.8 million Class C notes, $22.8 million Class D notes and $13.3 million Class E notes. The notes bear interest at a variable rate of LIBOR plus a margin of 0.25-0.27% for Class A notes and 0.42%, 0.70%, 1.60% and 3.75% for Class B, C, D and E notes, respectively. Interest is payable semi-annually. Each series of notes is secured by the underlying securities held by the issuing SPE. During 2010, the previous funding of Canyon Capital CLO-2007 was refinanced, using the $200 million secured revolving credit facility in the unrestricted group. The $200 million funding of Canyon Capital CLO-2007 was repaid during 2010. During 2011 the CLO 2007 has been reduced down to notional USD 38 million and the funding from the secured RCF has been repaid in its entirely.

Senior Notes due 2016. As of December 31, 2011, we had outstanding $129 million principal amount of 7% Senior Notes due 2016. In 2007, we repurchased $78 million of our Senior Notes due 2016. The 7% Senior Notes, issued in November 2004, mature on

December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The 7% Senior Notes are redeemable at our option, in whole or in part, at any time. The indentures governing the notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

Senior Notes due 2017, Senior Notes due 2019 and Senior Notes due 2020. As of December 31, 2011, we had outstanding €300 million principal amount of 6.125% Senior Notes due 2017, € 102 million principal amount of 5.875% Senior Notes due 2019 and €200 million principal amount of 7.875% Senior Notes due 2020. The 6.125% Senior Notes, issued in February 2007, mature on February 1, 2017, and interest is payable semi-annually on February 1 and August 1 of each year. The 5.875% Senior Notes, issued in February 2007, mature on February 1, 2019, and interest is payable semi-annually on February 1 and August 1 of each year. The 7.875% Senior Notes, issued in March 2010, mature on March 15, 2020, and interest is payable semi-annually on March 15 and September 15 of each year. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary indebtedness and limitations on liens on capital markets indebtedness. The notes are unsecured obligations of Stena AB and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

SEK 6,660 million EKN revolving credit facility. In 2010, Stena entered into a SEK 6,660 million multicurrency Revolving Credit facility agreement with Svenska Handelsbanken and Nordea backed by a guarantee provided by EKN. Borrowings under the revolving credit facility bear interest at a rate equal to the aggregate of the applicable Interbank Offered Rates plus a margin of 1.85%. Interest is payable at the end of the interest period of each advance, although if an advance has a term of more than six months, interest is payable semi-annually. The facility is unsecured and matures on September 29, 2017. As of December 31, 2011 and 2010, respectively, the facility was unutilized.

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

The indentures governing all of our Senior Notes require Stena AB to make an offer to purchase all notes outstanding under such indenture at 101% of their principal amount if any person or group other than shareholders ultimately controlled by the Olsson family and certain related entities directly or indirectly beneficially owns or controls more than 50% of the voting equity in Stena AB.

Other

Property-related debt. As of December 31, 2011, we had bank facilities and mortgage loans secured by the real estate, buildings and land in our real estate business segment of approximately SEK 12.2 billion that are denominated in Swedish kroner and euro, with maturities from 2012 through 2026. These facilities and loans are non-recourse to Stena AB. In addition, there are loans secured by indirect investments in real estate of approximately SEK 0.5 billion that are denominated in euro. These facilities and loans are non-recourse to Stena AB.

Other interest bearing debt. As of December 31, 2011, we were obligated with respect to the guarantees of lease obligations and certain loans used to finance the acquisition of vessels and other assets in the aggregate amount of approximately SEK 24 billion. These are denominated in U.S. dollar, British pound, euro and Swedish kroner.

Construction in Progress

Total construction in progress, which includes a DrillMAX drillship and one other vessel on order as of December 31, 2011, was SEK 5,290 million as compared to SEK 6,541 million as of December 31, 2010. The remaining capital expenditure commitment for newbuildings on order as of December 31, 2011, was SEK 2,899 million, of which SEK 2,635 million is due during 2012 and SEK 264 million is due during 2013. Financing for approximately 90% of this unpaid balance has already been arranged. We plan to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Long-Term Financial Obligations and Other Contractual Obligations

Our long-term financial obligations as of December 31, 2011, were as follows:

	Payments due by period
	Total	Less than one year	1-2 years	3-5 years	More than 5 years	Not specified
	(SEK million)
Property loans	12,490	906	1,224	902	9,458
Other bank loans	22,748	1,629	4,587	4,375	12,156
Revolving credit facility	5,560					5,560
Other credit facilities	764	307				457
Senior Notes	6,236				6,236
Capital leases	1,703	222	161	520	800
Operating leases	6,900	1,578	2,324	1,231	1,767
Trade accounts payable	1,281	1,281
Total	57,682	5,924	8,296	7,028	30,418	6,017

The Company also has a pension obligation to members of the Olsson family. This contractual obligation is current fully funded. For committed contracts for newbuildings on order, see page F-43, “Vessels, Construction in progress and Equipment.”

Off Balance Sheet Arrangements

One of our subsidiaries and TeeKay have each guaranteed the performance of the obligations of one of the Stena/TeeKay joint ventures under a charter agreement with Esso Norway. Our liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. We and TeeKay have also guaranteed the repayment by the other Stena/TeeKay joint ventures of loans from a group of banks. Our liability under these loans is limited to 50% of the amount outstanding under the loan agreements, including interest, charges, expenses and damages. As of December 31, 2011, the outstanding total loan amounts were $92 million.

Trend information

Charter rates for RoRo and RoPax vessels and freight volumes and rates in Northern Europe increased in the period between 2001 and July 2008. In particular, freight volumes increased by an average of approximately 5% per year during the period. Demand, driven by increases in global and regional trade, increased charter rates and freight volumes and rates on these vessels. Freight volumes in Northern Europe have in the past increased by approximately two times GDP growth in this area and a general economic downturn or slowdown could lead to decreased freight volumes and rates for our ferry operations and lower charter rates for our chartered out RoRo and RoPax vessels. As of the third quarter of 2008, freight volumes and rates and charter rates began to fall as a result of the global recession. Charter rates were stable, during 2009 and 2010, but have decreased during 2011, primarily as a result of lower economic activity in the European market. The RoRo and ferry freight businesses are exposed to the current economic climate and competition for customers’ products. There can be no assurance that freight volume and rates and charter rates will not decrease from current levels or that we will be able to charter out our RoRo and RoPax vessels when our current charter contracts expire.

Charter rates for tankers increased in the period between February 2008 and August 2008, which marked the end of a “super cycle” for the tanker market. Demand, driven by increases in global trade and demand for crude oil, significantly increased charter rates. In October 2008, charter rates began to fall as a result of increased capacity and reduced demand for crude oil. By the end of 2008, rates stabilized at a lower level which generally continued during 2010 and 2011. The decline in charter rates was also affected by the expected over-capacity of available tankers. Going forward, we expect the tanker industry will be positively affected by an increase in worldwide oil consumption. This, however, will be partly offset by a continuously high level of newbuildings delivered from shipyards. Our tankers subject to long term charters are not expected to be affected by the current events in the tanker market until the current charters expire. Tankers trading in the spot market are subject to changes in the demand for vessels and changes in market rates.

Oil price and profits for the oil companies are the main drivers for the drilling market. Charter rates for drilling rigs increased in the period between 2005 and 2008, primarily driven by increased offshore exploration and development activities as a consequence of increased demand for oil and depletion of existing offshore fields. In particular, charter rates for newer, larger rigs that are equipped to operate in deep water have increased over the last few years. In 2009, charter rates were slightly affected by lower crude prices, reduced exploration as a result of lower exploration budgets on the part of oil companies and reduced forecasted demand for oil. The market improved in 2010. With a higher oil price, the economics of offshore exploration and production change, remote and frontier areas become economically viable for exploratory campaigns and re-investment by oil companies in more mature areas increases. Throughout 2011, demand grew faster than supply and dayrates improved with utilization. The ultra deepwater market utilization remains at 100% and such utilization is expected to continue for several years. As a result of the fully utilized ultra deepwater market, we have seen increased demand and a tightening in the mid-deepwater (3,000-7,500 feet) market. We also see positive signs for the coming year in the midwater segment with dayrates on the rise. All of our seven drilling units are on time charter with expirations ranging from the fourth quarter 2012 through June 2017. The demand for drilling units has been volatile and demand for drilling units and charter rates historically have fluctuated significantly with long-term sustained oil price changes. No assurances can be given with respect to future demand for such rigs or the prices at which they may be contracted after the existing contracts expire.

Application of Critical Accounting Policies

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

Accounting policies

The Group has not adopted any new or revised IFRSs on or after January 1, 2011, that have had a material impact on the financial statements presented in this Annual Report.

IFRS standards that have been issued but are not yet effective

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after January 1, 2012 or later periods, and the group has not early adopted them:

IAS 19, “Employee benefits” was amended in June 2011 and will be effective beginning on January 1, 2013. The impact on the Group will be as follows: (i) to eliminate the corridor approach and recognize all actuarial gains and losses in OCI as they occur, (ii) to immediately recognize all past service costs and (iii) to replace interest cost and expected return on plan assets with net interest amount that is calculated by applying the discount rate on the net defined benefit liability (assets).

IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the part of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories, those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. For financial liabilities, the standard retains most of the IAS 39 requirements. The standard is effective as of January 1, 2015.

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

The following table sets forth the name, year of birth and position of each of our directors as of March 31, 2012.

Name	Year born	Title
Lennart Jeansson	1941	Chairman of the Board of Directors
Dan Sten Olsson	1947	Chief Executive Officer and Director1)
Lars Westerberg	1948	Director
Gunnar Brock	1950	Director
Åke Plyhm	1951	Director
Christian Caspar	1951	Director
Anne-Marie Pouteaux	1951	Director
Jörgen Lorén	1961	Director (Employee Representative)
Jens Ole Hansen	1951	Director (Employee Representative)
Pia Carlsson	1969	Deputy Director (Employee Representative)

(1)	For details of Mr. Dan Sten Olsson’s share ownership, see section “Principal Shareholders.”

Certain biographical information about each of our directors and executive officers and certain other key employees of Stena AB is set forth below.

Lennart Jeansson was appointed chairman of the board of Stena AB in 2000. Mr. Jeansson also serves as a director on the board of Stena Metall. Mr. Jeansson is chairman of the boards of BIL Sweden, Consortio Fashion Group and the Volvo Pensionsstiftelse.

Dan Sten Olsson has served as Chief Executive Officer and a director of Stena AB since 1983. Mr. Olsson also serves as member or chairman of the board of a majority of the main companies in the Stena Sphere. Mr. Olsson has been employed by Stena AB since 1972.

Lars Westerberg has served as a director of Stena AB since 2011. Mr Westerberg also serves as chairman of the board of Husqvarna AB and a director on the board of Volvo AB, SSAB Svenskt Stål AB and Sandvik AB.

Gunnar Brock has served as a director of Stena AB since 2011. Mr Brock also serves as chairman of the board of Mölnlycke Health Care AB, Stora Enso Oyj and Roling Optics AB. He is also a director on the board of Investor AB, Stockholm School of Economics, Total SA, SOS Childrens Villages Sweden and a member of the Royal Swedish Academy of Engineering Sciences (IVA).

Åke Plyhm has served as a director of Stena AB since 2008. Mr. Plyhm also serves as a member of the board of directors of Stena Line Holding BV and Stena Bulk AB. Mr Plyhm is chairman of the board of Aditro AB and also serves as a director of the board of Saab Combitech AB, ITH/Immune Therapy Holdings and Litorina Holding AB.

Anne-Marie Pouteaux has served as a director of Stena AB since 2008. Mrs. Pouteaux is a partner of Wistrand Advokatbyrå Göteborg KB and is also a member of the board of directors of Stena Bulk AB.

Christian Caspar has served as a director of Stena since 2011. Mr. Caspar is also a director of Bonnier AB, Industrivärlden AB, Goodgrower SA and serves as an advisor to Benteler AG and Triton. Mr, Caspar is also a director of Mckinsey for Children Switzerland.

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

Claes Davidsson (born 1950) has served as Director of Ship Management and HR since 2003. Mr. Davidsson also serves as chairman of NMM in Glasgow in Scotland, Stena Insurance AG in Switzerland and of Austen Maritime PTE Ltd., Singapore. Mr. Davidsson has been employed in the Stena Sphere since 1984.

Carl-Johan Hagman (born 1966) has served as a Shipping Director of Stena AB Group since 2011. He is the new managing director of Stena Rederi AB, responsible for our global Shipping (Stena Bulk, Stena RoRo, Stena Teknik, Ship Management, HR) as well as for Stena Drilling’s and Stena Line’s operations.

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

Per Westling (born 1961) has served as Managing Director of Stena RoRo since 2011. Mr Westling has been employed in the Stena Sphere since 1985.

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

Compensation of Directors

Salaries of in total SEK 13 million and SEK 12 million were paid to the Chief Executive Officer and the Deputy Chief Executive Officer in 2011 and 2010, respectively. The corresponding pension charges amounted to SEK 18 million in 2011 and SEK 2 million in 2010. The aggregate compensation paid by the Stena AB to its directors (a total of nine persons, CEO included) amounted to MSEK 10 in 2011, the same as in 2010. Of total salaries paid to other employees MSEK 37 were paid to other officers than the Chief Executive Officer, the Executive Vice President and the board members in 2011 (a total of seven persons) and MSEK 36 in 2010.

The Chief Executive Officer has retirement conditions allowing retirement from 65 years of age with a salary of 65% of his then prevailing salary. The period of notice from either party is 12 months. Severance pay amounts to a maximum of 24 months salary.

The board members of Stena AB were paid SEK 250,000 in 2011, out of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to each of the Chief Executive Officer and the Executive Vice President. In 2010, the board members of Stena AB were paid SEK 250,000, out of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to the Chief Executive Officer.

The Chairman of the Board was in addition paid SEK 3,311,000 and SEK 2,398,000 for consulting services for the years 2011 and 2010, respectively.

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

The audit committee is appointed by and can be removed by the board of directors and shall have at least three meetings per year.

Employees

The chart below sets forth the average number of employees in each of our principal business areas for the three years ended December 31, 2011.

	2009	2010	2011
Ferry operations	5,798	5,558	5,757
Drilling	1,002	902	966
Shipping	817	809	902
Property operations	286	276	269
New businesses Adactum	2,253	2,213	2,256
Other	80	89	92

Total	10,236	9,847	10,242

In addition to the employees referred to above, NMM employed approximately 5,334 persons in 2011 in external ship management services, as compared to 5,500 persons in 2010 and 4,800 persons in 2009.

We have good relations with our work force and the labor unions representing our employees.

Options

No options exist to purchase securities from us.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

All of the issued and outstanding voting shares of Stena AB were owned as follows as of March 31, 2012:

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

Concordia

Concordia and the Company (indirectly through Stena Bulk AB, a wholly owned subsidiary of the Company) are parties to an allocation agreement (the “Allocation Agreement”) pursuant to which Concordia may elect to participate 100%, 50% or not to participate in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. The net outcome of the agreement, including results of forward contracts, was SEK 0 million in 2009, SEK 0.7 million in 2010 and SEK 0 million in 2011.

We provide certain services to Concordia such as administration, marketing, commercial management, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, offices and office services for Concordia’s personnel and certain financial and other services. We earned fees for these services of SEK 34 million in 2009, SEK 37 million in 2010 and SEK 31 million in 2011.

Sessan

Since June 1999, we have served as the business manager of Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita, which is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager of Sessan for its 50% participation in the shuttle tanker Stena Spirit, which is chartered pursuant to a 10-year contract to Petrobras in Brazil. We earned total fees for these services of SEK 1.5 million in each of the years 2009, 2010 and 2011.

In December 2002, we sold the remaining 50% of the RoPax vessel Stena Jutlandica to Sessan who acquired the first 50% of this vessel from us in 1996. The vessel is chartered back under an operating lease, for which we paid charterhire of SEK 59 million in each of the years 2009, 2010 and 2011, respectively.

In 2009, we acquired three office buildings in Houston, the U.S., from Sessan for SEK 179 million.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 1,941 million, SEK 2,023 million and SEK 2,771 million in 2009, 2010 and 2011, respectively.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2009, 2010 and 2011 for these services.

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

Olsson Family

We rent office space from members of the Olsson family. In each of the years 2009, 2010 and 2011, we paid SEK 39 million, SEK 24 million and SEK 39 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In each of the years 2009, 2010 and 2011, members of the Olsson family paid us SEK 13 million, SEK 14 million and SEK 15 million, respectively, for such management services.

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

In November 2008, Transocean filed a second patent infringement suit against Stena Drilling in the United States District Court for the Southern District of Texas (the “second Texas Action”), originally naming Stena Drilling, Stena DrillMAX Limited and Stena DrillMAX III Limited as defendants, and later adding Stena DrillMax I Limited and Stena DrillMax I (Hungary) Kft as additional defendants (the “Stena Defendants”). In the second Texas Action, Transocean alleges that the Stena Defendants infringed four U.S. patents owned by Transocean by virtue of certain acts of selling, offering for sale and/or using the DrillMAX I vessel in the United States and selling and/or offering for sale the DrillMAX III vessel within the United States. The Stena Defendants answered Transocean’s complaint in the second Texas Action in December 2008 and July 2009 by alleging non-infringement, invalidity and unenforceability of Transocean’s patent claims. The second Texas Action was administratively stayed in August 2009, pending the outcome in a separate case involving Transocean and a third party involving the same patents. In July 2011, the Court in the separate Transocean action issued an Amended Final Judgment holding, inter alia, that the asserted claims of the Transocean patents are invalid. In August 2011, Transocean appealed the Amended Final Judgment in the separate action. The Court in the second Texas Action has administratively stayed the second Texas Action pending the outcome of Transocean’s appeal in the separate action.

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

Dividends

We paid a cash dividend of SEK 240 million, SEK 316 million and SEK 190 million for the years ended December 31, 2009, 2010 and 2011, respectively. The dividends are made out of unrestricted earnings in the shareholders’ equity and paid out the year after the respective financial year.

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

Material Contracts

For a discussion of our material contracts, see “Item 5—Operating and Financial Review and Prospects—Financial Contracts” and “Item 5—Operating and Financial Review and Prospects—Other”.

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

After taking into account hedging instruments as above, we recorded net translation exchange losses of SEK 48 million and SEK 36 million for the financial years ended December 31, 2010 and 2011, respectively. This equals 0.05% and 0.04% of total assets of SEK 94.9 billion and SEK 98.6 billion as of December 31, 2010 and 2011, respectively.

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

The book value of our net assets of subsidiaries denominated in a foreign currency, as of December 31, 2011 and 2010, was approximately SEK 22.8 billion and SEK 18.7 billion, respectively. The net assets are expressed mainly in Swedish kronor, Euro, British pounds and U.S. dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of our such subsidiaries would affect our shareholders’ equity as of December 31, 2011, by SEK 228 million. In 2011, our shareholders’ equity decreased by SEK 243 million due to exchange rate differences and after net impact of equity hedge adjustments (see also our Consolidated Statement of Changes in Shareholders’ Equity).

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

We recorded net gains/(losses) from currency and interest rate trading activities of SEK (4) million and SEK (5) million for the financial years ended December 31, 2010 and 2011, respectively.

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

At the end of 2011, our interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, our interest-bearing debt consisted of approximately 50% floating rate borrowings, 10% fixed rate borrowings and 40% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2011, to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

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

In our Property operations, both residential and commercial tenants make the rental payments in advance. Nevertheless, a credit check is always made on new tenants, residential as well as commercial, and commercial tenants are put on regular “credit-watch” throughout the rental period. If the potential tenant does not fulfill the criteria set out in our finance policy, the tenant can either be denied a rental contract or be asked to make additional pre-payment or provide a bank guarantee (commercial tenants).

All financial instruments are entered into with counterparties who are considered to be creditworthy institutions and terms and conditions are documented. In the normal course of business, none of the parties demand collateral for credit exposure from financial instruments. All financial derivatives are traded within the framework of established ISDA agreements, where positive and negative market values are netted. See “Notes to Our Consolidated Financial Statements” in the F-pages hereto.

Liquidity Risks

Liquidity risk is managed by maintaining an adequate level of cash, cash equivalents and available financing through unutilized committed credit facilities and the possibility to sell short term marketable holdings in equities and bonds. Due to the dynamic character of the business, the need for financing flexibility is satisfied by arranging part of the company’s funding in the form of committed Revolving Credit Facilities, under which short term requirements for liquidity can be met.

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

Equity Securities Rate Risks

At December 31, 2011, the fair value of our marketable securities and short-term investments (excluding restricted cash) amounted to SEK 3.7 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 37 million. Under IFRS, movements in fair value of these investments will result in an immediate charge to our financial statements.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Controls and Procedures. An evaluation of our disclosure controls and procedures was conducted as of December 31, 2011, (the “Evaluation Date”) under the supervision of our Chief Executive Officer and Principal Financial Officer.

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

Item 16C.	Principal Accountant Fees and Services

Audit, Audit-Related, Tax and Other Fees

Aggregate fees for professional services rendered by auditors and advisors for the years ended December 31, 2010 and 2011, were:

SEK in million	2010	2011
KPMG:
Audit services	21	25
Other audit related services	1	1
Tax services	25	21
Other services	2	1

Total KPMG	49	48

Other auditors
Audit services	2	—
Other audit related services	1	—

Total	52	—

The audit fees for the years ended December 31, 2010 and 2011, were for professional services rendered for the annual audits of our Consolidated Financial Statements, statutory audits required by Sweden and foreign jurisdictions, quarterly reviews, issuance of consents and the review of documents filed with the Securities and Exchange Commission. The other audit related service fees for the years ended December 31, 2010 and 2011, include fees for supporting guidelines concerning accounting practices and standards.

Tax service fees for the years ended December 31, 2010 and 2011, were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The Other service fees category for the years ended December 31, 2010 and 2011, includes fees primarily related to other general consulting.

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

During 2011, none of the audit-related fees, tax fees or all other fees paid by us to KPMG were approved pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Not Applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements and schedules, together with the reports of KPMG thereon, are filed as part of this Annual Report.

Page
Consolidated Financial Statements — Stena AB (publ)	F-1
Index to the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Income Statements for each of the years in the three-year period ended December 31, 2011	F-3
Consolidated Statements of Comprehensive Income for each of the years in the three-year period ended December 31, 2011	F-4
Consolidated Balance Sheets as of December 31, 2010 and 2011	F-5
Consolidated Statements of Changes in Shareholders’ Equity for each of the years in the three-year period ended December 31, 2011	F-7
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2011	F-8
Notes to the Consolidated Financial Statements	F-9
Schedules to Stena AB Consolidated Financial Statements	13
Report of Independent Registered Public Accounting Firm on Schedules	S-1
Schedule II — Valuation and Qualifying Accounts	S-2
Schedule III — Property and Accumulated Depreciation	8

Other Schedules have been omitted because the required information is not applicable or is included in our Consolidated Financial Statements.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number

1.1	Articles of Association of the Company in Swedish, together with an English translation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (file number 333-102110) filed with the SEC on December 20, 2002).

8	List of Subsidiaries of the Company.*

11.1	Amended Code of Ethics relating to the Chief Executive Officer, Principal Financial Officer and Chief Accounting Officer of Stena AB (publ) (incorporated by reference to Exhibit 11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007).

12.1	Certification of Dan Sten Olsson, Chief Executive Officer of Stena AB, dated April [—], 2012.*

12.2	Certification of Staffan Hultgren, Principal Financial Officer of Stena AB, dated April [—], 2012.*

13.1	Certification of Chief Executive Officer and Principal Financial Officer of the Company pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 27, 2012

STENA AB (publ)

By:	/s/ Dan Sten Olsson
Name: Dan Sten Olsson
Title: Chief Executive Officer

By:	/s/ Staffan Hultgren
Name: Staffan Hultgren
Title: Principal Financial Officer

FINAL

Consolidated Financial Statements

Stena AB (publ)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Stena AB (publ)

We have audited the accompanying consolidated balance sheets of Stena AB (publ) and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Gothenburg, Sweden

April 27, 2012

KPMG AB

Thomas Thiel

CONSOLIDATED INCOME STATEMENTS

		Years ended 31 December
In million	Note	2009 SEK	2010 SEK	2011 SEK	2011 USD1)

Revenues
Ferry operations		9,599	9,092	9,684	1,401
Drilling		8,112	7,777	6,546	947
Shipping		3,088	2,651	2,595	375
Investment properties		2,335	2,380	2,368	342
New Businesses – Adactum		4,797	4,630	4,732	684
Other		3	7	10	1

Total revenues		27,934	26,537	25,935	3,750

Net gain on sales of assets	4	179	189	1,683	243

Total other income			189	1,683	243

Net valuation on investment properties	12	(301)	424	350	51

Total income	3	27,812	27,150	27,968	4,044

Direct operating expenses
Ferry operations		(7,033)	(7,117)	(7,703)	(1,114)
Drilling		(2,722)	(2,959)	(2,736)	(396)
Shipping		(3,124)	(2,517)	(1,895)	(274)
Investment properties		(804)	(885)	(829)	(120)
New Businesses – Adactum		(3,476)	(3,306)	(3,381)	(489)
Other		(29)		(4)	(1)

Total direct operating expenses		(17,188)	(16,784)	(16,548)	(2,394)

Gross profit		10,624	10,366	11,420	1,650

Selling expenses	17	(1,305)	(1,202)	(1,298)	(188)
Administrative expenses	5	(1,902)	(1,902)	(1,927)	(278)
Depreciation and amortization	3	(3,415)	(3,704)	(3,617)	(523)

Income from operations	3, 33	4,022	3,558	4,578	661

Share of associated companies’ results	6	24	131	60	9
Dividends received		61	38	64	9
Gain (loss) on sale of securities		(81)	445	(69)	(10)
Interest income		685	477	394	57
Interest expense		(1,864)	(1,798)	(1,914)	(277)
Foreign exchange gain/loss		(281)	48	36	5
Other financial income/expense		(201)	(219)	(370)	(54)

Finance net	7	(1,658)	(878)	(1,799)	(261)

Income before taxes		2,344	2,680	2,779	400

Income taxes	8	20	(114)	(253)	(37)

Profit for the year		2,364	2,566	2,526	363

Earnings attributable to:
Equity holders of the Parent Company		2,401	2,568	2,476	356
Non-controlling interests	13	(37)	(2)	50	7

Net income		2,364	2,566	2,526	363

1)	Unaudited – Note 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended 31 December
In million	2009 SEK	2010 SEK	2011 SEK	2011 USD1)

Profit for the year	2,364	2,566	2 526	363
Other comprehensive income
Change in fair value reserve, net of tax	939	159	(214)	(31)
Change in Cash flow hedges, net of tax	626	216	(813)	(118)
Change in currency translation differences	(2,097)	(2,450)	(147)	(21)
Change in equity hedge, net of tax	107	191	(96)	(11)
Equity method, net of tax		(50)

Other comprehensive income for the year	1,939	632	1,256	182

Other comprehensive income attributable to:
– owners of the Company	1,995	642	1,264	183
– non-controlling interest	(56)	(10)	(8)	(1)

Total comprehensive income for the year	1,939	632	1,256	182

1)	Unaudited – Note 1

See also Note 20 and Note 21

CONSOLIDATED BALANCE SHEETS

		Years ended 31 December
In million	Note	2010 SEK	2011 SEK	2011 USD1)

Assets
Non-current assets
Intangible assets	9
Goodwill		1,286	1,504	218
Trademarks		772	749	108
Distribution agreements		358	313	45
Other intangible assets		150	483	70

Total intangible assets		2,566	3,049	441

Tangible fixed assets
Vessels	10	28,753	34,185	4,944
Construction in progress	10	6,335	5,290	765
Equipment	10	2,462	2,303	333
Buildings and land	11	841	939	136
Ports	11	1,042	1,795	260

Total tangible fixed assets		39,433	44,512	6,438

Investment properties	12	24,354	25,753	3,724

Financial fixed assets
Investment in associated companies	6	1,205	1,374	198
Investment included in SPEs	13	6,175	4,548	658
Marketable securities	14	4,130	3,465	501
Other non-current assets	15, 21	4,880	4,731	684

Total financial fixed assets		16,390	14,118	2,041

Total non-current assets		82,743	87,432	12,644

Current assets
Inventories	16	645	632	91
Trade debtors	17	2,754	3,218	465
Other current receivables	17	1,116	1,611	233
Prepaid expenses and accrued income	17	1,888	1,448	210
Short-term investments	18	4,127	2,668	386
Cash and cash equivalents	19	1,665	1,587	230

Total current assets		12,195	11,164	1,615

Total assets	3	94,938	98,596	14,259

1)	Unaudited – Note 1

		Years ended 31 December
In million	Note	2010 SEK	2011 SEK	2011 USD1)

Shareholders’ equity and liabilities
Equity attributable to shareholders of the Company	20
Share capital		5	5	1
Reserves		(1,096)	(2,366)	(342)
Retained earnings		27,709	30,071	4,350
Net income		2,566	2,476	356
Equity attributable to shareholders of the Company		29,184	30,186	4,365
Non-controlling interest		264	211	31

Total equity		29,448	30,397	4,396

Non-current liabilities
Deferred income taxes	21	4,057	4,248	614
Pension liabilities	22	1,088	962	139
Other provisions	23	1,492	1,370	198
Long-term debt	24	38,190	38,720	5,600
Debt included in SPEs	13	5,140	4,143	599
Senior Notes	25	6,256	6,236	902
Capitalized lease obligations	26	1,644	1,481	214
Other non-current liabilities	27	946	1,802	261

Total non-current liabilities		58,813	58,962	8,527

Current liabilities
Short-term debt	24	1,649	2,842	411
Capitalized lease obligations	26	225	222	32
Trade accounts payable		1,313	1,281	185
Income tax payable		130	92	13
Other current liabilities		1,024	2,175	315
Accrued costs and prepaid income	28	2,336	2,625	380

Total current liabilities		6,677	9,237	1,336

Total equity and liabilities		94,938	98,596	14,259

Pledged assets and commitments and contingent liabilities
Pledged assets	29	60,439	64,117	9,273
Commitments and contingent liabilities	29	2,510	2,663	385

1)	Unaudited – Note 1

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to equity holders of the Company
SEK million	Share capital	Fair value reserve1)	Hedging reserve1)	Translation reserve1)	Retained earnings including Net income	Total	Non-controlling interest	Total equity

Closing balance as per 31 December 2008	5	(1,242)	(682)	3,110	25,896	27,087	367	27,454
Exchange differences arising on the translation of foreign operations				(2,079)		(2,079)	(19)	(2,098)
Change in Hedgings reserve, net of tax
– bunker hedge			585			585		585
– interest swap hedge			42			42		42
Change in fair value reserve, net of tax		939				939		939
Change in net investment hedge, net of tax			107			107		107
Other comprehensive income		939	734	(2,079)		(406)	(19)	(425)

Net income					2,401	2,401	(37)	2,364

Total comprehensive income		939	734	(2,079)	2,401	1,995	(56)	1,939

Dividend					(190)	(190)		(190)
Transfer to charitable trust					(20)	(20)		(20)
Closing balance as per 31 December 2009	5	(303)	52	1,031	28,087	28,872	311	29,183
Acquired non-controlling interest							96	96
Acquisition of subsidiary							(133)	(133)
Exchange differences arising on the translation of foreign operations				(2,442)		(2,442)	(8)	(2,450)
Change in Hedgings reserve, net of tax
– bunker hedge			153			153		153
– interest swap hedge			63			63		63
Change in fair value reserve, net of tax		159				159		159
Change in net investment hedge, net of tax			191			191		191
Equity method					(50)	(50)		(50)
Other comprehensive income		159	407	(2,442)	(50)	(1,926)	(8)	(1,934)

Net income					2,568	2,568	(2)	2,566

Total comprehensive income		159	407	(2,442)	2,518	642	(10)	632

Dividend					(316)	(316)		(316)
Transfer to charitable trust					(14)	(14)		(14)
Closing balance as per 31 December 2010	5	(144)	459	(1,411)	30,275	29,184	264	29,448

Divestment of non-controlling interest							(31)	(31)
Acquisition of non-controlling interest							(30)	(30)

Exchange differences arising on the translation of foreign operations				(147)		(147)	58	(89)
Change in Hedgings reserve, net of tax
– bunker hedge			(16)			(16)		(16)
– interest swap hedge			(797)			(797)		(797)
Change in fair value reserve, net of tax		(214)				(214)		(214)
Change in net investment hedge, net of tax			(96)			(96)		(96)
Other comprehensive income		(214)	(909)	(147)		(1,270)	58	(1,212)

Net income					2 526	2,526	(50)	(2,476)

Total comprehensive income		(214)	(909)	(147)	2 526	1,256	8	1,264

Dividend					(240)	(240)		(240)
Transfer to charitable trust					(14)	(14)		(14)
Closing balance as per 31 December 2011	5	(358)	(450)	(1,558)	32,547	30,186	211	30,397

1)	See also Note 20

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended 31 December
In million	Note	2009 SEK	2010 SEK	2011 SEK	2011 USD1)

Net cash flows from operating activities
Net income		2,364	2,566	2,526	363
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	3,415	3,704	3,617	523
Net valuation of investment properties		301	(424)	(350)	(51)
Share of affiliated companies’ results		(24)	(131)	(60)	(9)
Dividend from associated companies				10	1
Gain on sale of assets	4	(179)	(189)	(1,683)	(243)
Loss/gains on securities, net		81	(445)	69	10
Unrealized foreign exchange losses/gains		148	(159)	329	48
Deferred income taxes	8	(230)	(77)	14	2
Provision for pensions		(190)	(449)	(168)	(24)
Other non cash items		311	(62)	227	33
Net cash flows from trading securities		(35)	(58)	178	26

Cash flow from operations before changes in working capital		5,962	4,276	4,709	679

Changes in working capital
Receivables		2,829	784	(226)	(33)
Prepaid expenses and accrued income		(294)	(78)	538	78
Inventories		467	(62)	44	7
Trade accounts payable		127	59	(218)	(31)
Accrued costs and prepaid income		(855)	162	199	29
Income tax payable		76	(13)	(77)	(11)
Other current liabilities		(1,228)	(63)	(74)	(11)

Net cash provided by operating activities		7,084	5,065	4,895	707

Net cash flows from investing activities
Purchase of intangible assets		(61)	(30)	(41)	(6)
Cash proceeds from sale of tangible fixed assets	4	469	895	3,593	520
Capital expenditure on tangible fixed assets		(9,169)	(10,159)	(10,651)	(1,540)
Purchase of subsidiary, net of cash acquired	30		(127)	(186)	(27)
Investments in affiliated companies		(162)		(117)	(17)
Proceeds from sale of securities		5,040	5,883	5,048	730
Purchase of securities		(2,709)	(5,987)	(3,056)	(442)
Increase of noncurrent assets		(119)	(405)	(357)	(52)
Decrease of noncurrent assets		341	251	175	25
Other investing activities		(86)	(2)	13	2

Net cash used in investing activities		(6,456)	(9,681)	(5,579)	(807)

Net cash flows from financing activities
Proceeds from issuance of debt		4,795	6,250	3,827	554
Principal payments on debt		(2,006)	(6,491)	(2,452)	(354)
Net change in borrowings on line-of-credit agreements		(4,483)	6,245	(1,375)	(199)
Proceeds from new capitalized lease obligations		1	618
Principal payments on capitalized lease obligations		(184)	(136)	(231)	(33)
Net change in restricted cash accounts		1,100	(688)	1,186	172
Dividends paid		(190)	(316)	(240)	(35)
Other financing activities	30	60	(331)	(156)	(23)

Net cash provided by/used in financing activities		(907)	5,151	559	82

Effect of exchange rate changes on cash and cash equivalents		31	(53)	47	7
Net change in cash and cash equivalents		(248)	482	(78)	(11)

Cash and cash equivalents at beginning of year	19	1,431	1,183	1,665	241

Cash and cash equivalents at end of year	19	1,183	1,665	1,587	230

1)	Unaudited – Note 1

NOTES

Amounts are shown in SEK millions unless otherwise stated.

1 – Summary of Significant Accounting Principles

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). In addition RFR 1 Supplementary Rules for Groups, has been applied, issued by the Swedish Financial Reporting Board.

In accordance with IAS 1, the companies of the Stena Group apply uniform accounting principles, irrespective of local legislation. The principles below have been applied consistently for all the years covered by this Financial Report. Conversion to IAS 33, Earnings Per Share, is not applied, since Stena AB is not a listed company.

The Financial Report and Consolidated Financial Statements were approved for issue by the Board of Directors on 27 April 2012. The balance sheets and income statements were approved by the Annual General Meeting on 27 April 2012.

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

Solely for the convenience of the reader, the 2011 financial statements have been translated from Swedish kronor (SEK) into United States dollars (USD) using the 31 December 2011 Noon Buying Rate of the Federal Reserve Bank of New York of USD 1.00 = SEK 6.9146 .

During the year 2011, no new or amended IFRS standards have had any particular impact on the Group accounting.

Basis of consolidation

The consolidated financial statements has been prepared in accordance with the principles set forth in IAS 27, consolidated and separate financial statements and include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or, in any other way, has a controlling influence.

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

The Group’s consolidated financial statements include the financial statements for the Parent Company and its directly or indirectly owned subsidiaries after:

•	elimination of intercompany transactions and

•	amortization of acquired surplus values.

Equity in the Group includes equity in the Parent Company and the portion of equity in subsidiaries arising after their acquisition.

Non-controlling interest is recognized in equity as a separate category. Non-controlling interest share of profit/loss for the year is specified following the net profit/loss for the year in the income statement.

Business combinations and goodwill

Stena applies IFRS 3 (revised 2009) Business Combinations, for acquisitions that have occurred on or after January 1, 2010. Acquisitions that occured before January 1, 2010, are not restated. All business combinations are accounted for in accordance with purchase method. This method entails that the assets, liabilities and contingent liabilities owned by the acquiring company at acquisition date are valued to determine their group acquisition value. The valuation method requires that estimates have to be made. The valuation of acquired land, buildings and equipment is carried out either by an external party or by an internal party on the basis of available market information. The reporting of financial assets and liabilities, as well as inventories, is based on available market information. The fair value of significant intangible fixed assets is determined either with the help of independent valuation experts or internally, through the use of generally accepted valuing methods, which are usually based on future cash flows.

Acquisition of investment properties and vessels in companies with only assets are accounted for as an asset deal.

In the event that the acquisition cost exceeds the market held value of the identified assets, liabilities and contingent liabilities, the difference is accounted for as goodwill.

In the event that the fair value of the acquired net assets exceeds the acquisition cost, the acquirer shall identify and value the acquired assets again. Any remaining surplus in a revaluation shall immediately be taken up as income. The acquisition analysis (the method utilized for the allocation of acquisition cost to acquired identified net assets and goodwill), shall, in accordance with IFRS, be completed within twelve months of the acquisition date. Once the acquisition analysis has been reviewed and approved by management, goodwill is allocated to cash generating units and impairment testing is carried out at least once per year from the date upon which this allocation is completed. Goodwill is not amortized.

Contingent consideration is reported according to fair-value at the date of acquisition. If the contingent consideration is classified as an equity-instrument, no revaluation is carried out and the adjustment is reported in equity. For other contingent consideration , these are revalued each quarter and the variation is reported in the Income Statement.

Associated companies and jointly controlled entities (equity-accounted investments)

The equity method of accounting is used for companies in which the Company owns shares representing between 20% and up to a maximum of 50% of the voting rights and/or has a significant interest. This method entails that investments are initially reported at acquisition value. The Group’s investment in associated companies includes goodwill identified on acquisition, net of any accumulated impairment loss. See “impairment of non-financial assets” including goodwill below. The carrying amount is subsequently increased or decreased to reflect the owner company’s share of the associated companies’ gains or losses after the acquisition. The Group’s share of the associated companies’ net income is reported in the consolidated income statement under the line “Result from associated companies”, in finance net. Received dividends are settled against the book value of the respective participations.

Special purposed entities (SPE)

Special purposed entities (SPE) are consolidated in the Group accounts according to SIC 12 and are consolidated, when the Group is subject to a significant economic impact of the SPE. Definition of significant economic impact is if the Group stands behind the majority of the risks which are related to the SPE and its assets or if it has the right to keep the majority of the rewards in the SPE.

Acquisition with non-controlling interest

Acquisition with non controlling interest arises when less than 100% of a subsidiary is acquired. This kind of acquisition is reported as a proportion of the acquired net assets. The acquisition is reported as a transaction within equity i.e. between the owner of the parent company and the non-controlling interest. Therefore no goodwill arises in this kind of transaction. The change in non-controlling interest is based on the proportional share of the net assets.

Translation of foreign operations

The functional currency of Stena AB and the Group is the Swedish kroner (SEK). All foreign subsidiaries report in their functional currencies, the currency used in the primary economic environment of the companies. In consolidation, all balance sheet items have been translated into SEK at the closing rate of exchange. Profit/loss items have been translated using average exchange rates.

Transactions in foreign currency

Foreign currency transactions are converted to the functional currency at the exchange rate prevailing on the transaction day. The functional currency is the currency of the primary economic environment in which the Company generates and expends cash. Monetary assets and liabilities in foreign currencies are converted to the functional currency at the exchange rate prevailing on the closing date. Exchange differences which arise are reported in the Income Statement. Non monetary assets and liabilities which are reported at historical cost, are revaluated at transaction date. Non monetary assets and liabilities which are reported to fair value are revalued to the functional at the exchange rate ruling at the time for revaluation at fair value.

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

The Group’s segments, its business areas, have implemented systems and procedures to support internal control and reporting. This forms the basis of the identification of primary risks and the varying returns that exist in the business, and is based on the various business models for the Group’s end clients. The segments are responsible for operating profit/loss, EBITDA (operating income before amortization) and for those assets utilized in their operations, whilst net financial income, taxes and equity are not reported per segment. Operating profit/loss and assets for the segment are consolidated in accordance with the same principles as the rest of the Group as a whole. Sales between segments take place on market conditions and at market prices. The Stena Group’s business areas and, thereby, its Segments are:

•	Ferry operations

•	Drilling operations

•	Shipping operations

•	Property operations

•	New businesses – Adactum

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

Stena Line operates loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. The fair value of the total consideration received in the initial sales transaction is allocated between the award credits and the sale of the goods or services. The revenue related to the award credits granted is recognized in the income statement when the risk of a claim being made expires.

Rental income from the Company’s investment properties operations is derived from leases and is recognized on a straight line basis over the life of the leases. Sales and purchases of properties are reported when the risks and rewards associated with ownership are transferred to the buyer from the seller, which normally takes place on the day of taking possession as long as this does not conflict with the conditions of the sales contract.

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

Dividend income is recognized when the right to payment is received and reported in financial net.

Tangible fixed assets

Tangible fixed assets are recognized in the balance sheet when, on the basis of available information, it is likely that the future economic benefit associated with the holding accrues to the Group and the acquisition cost of the asset can be reliably calculated.

Vessels, equipment and buildings used in business operations are recorded at acquisition cost less accumulated depreciation and any impairment charges. Acquisition expenditure is capitalized upon acquisition. Repairs and maintenance costs for tangible fixed assets are charged to the income statement for the year.

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

If a write-down requirement arises on the balance sheet date, the recoverable amount of the asset is estimated and the asset is impaired down to this value. Impairment is reversed if any change is made to the calculations used to determine the recoverable amount.

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

All assets are divided to components.

Depreciation takes place from the date upon which the asset is ready for use and over the following periods:

Vessels:
Drilling rigs	15–20 years
Drilling rig vessels	15–20 years
Crude oil tankers	20 years
RoRo vessels	20 years
RoPax vessels	20 years
Superferries	20 years
LNG carriers	20 years
HSS vessels	10–20 years

Other tangible fixed assets:
Buildings	50 years
Port terminals	50 years
Windmills	20 years
Equipment	3–10 years

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

In the event that Stena utilizes a portion of a property for its own administration, such a property will only be considered to be an investment property if an insignificant portion is used for administrative means. In any other case, the property will be classified as a building used in business operations, and be accounted for in accordance with IAS 16 – Property, Plant & Equipment.

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

The valuation of investment properties at fair value (assessed market value) utilizes an internal valuation model which has been quality assured through the reconciliation of assumptions with external property values, as well as through external valuation. The internal valuation is determined on an earnings basis, which means that each individual property’s net rental income is divided by the required return yield for the property in question. Assumptions have been made in the calculation of net rental income regarding operating and maintenance expenses, as well as vacancies. These assumptions are based on market assumptions of those cash flows. However, historical outcome, budget and normalized costs have been a part of these considerations. Different required returns have been utilized for different markets and types of properties.

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

Trademarks

Trademarks acquired are reported at fair value on acquisition date. Amortization is performed over periods of 10 to 40 years.

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

Rights to routes

Rights to routes is capitalized on the basis of acquisition and amortized over the assets useful life, which is judged to be 20 years, in accordance with the straight line method. Useful life is reviewed on a yearly basis.

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

Impairment of non-financial assets

Assets with indeterminable useful lives and goodwill, are not amortized; rather they are reviewed on a yearly basis with consideration of any impairment requirements. Assets that are amortized are tested with consideration of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is carried out in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value, less selling expenses, and its value in use. In the assessment of impairment requirements, assets are grouped on the lowest level at which there exist separate identifiable cash flows (cash generating units).

For other non-financial assets other than goodwill that have previously been impaired, an assessment is carried out on each balance sheet date to determine whether a reversal should be made.

Accounting for subsidies

Any subsidies (government grants) received in conjunction with new acquisitions of vessels, properties or port installations are reported as a decrease of the acquisition cost; subsidies relating to operating activities reduce the corresponding costs. Recognition takes place when the subsidy can be reliably calculated. For Swedish-flagged vessels employed in international shipping activities, the Company has received subsidies equal to all security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amounts received have reduced personnel costs.

Fixed assets held for sale

Fixed assets are classified as assets held for sale when their carrying amounts will be recovered through a sales transaction and a sale is considered highly likely. They are recognized at the lowest of book value and fair value less selling costs if their carrying amount will be recovered primarily through a sales transaction and not through continuous usage.

Financial assets and liabilities

General

A financial instrument is any form of agreement which gives rise to a financial asset in a company and a financial liability or equity instrument in another company. Financial assets in the consolidated balance sheet consist of cash and cash equivalents, trade debtors, other financial assets, shares and derivative assets. Financial liabilities are materialized through requirements regarding the repayments of cash or of other financial assets. In the consolidated balance sheet, financial liabilities consist of trade accounts payable, loans, financial leasing liabilities, bonds and derivative liabilities.

Accounting

Financial assets and liabilities are reported in the balance sheet when the Group becomes party to the instrument’s contractual terms. Financial assets and liabilities are reported on settlement date, with the exception of derivatives, which are reported on trade date. Financial instruments are initially reported at fair value, which usually corresponds to acquisition cost on acquisition date. Transaction costs are included in the acquisition cost of all financial instruments not valued at fair value in the income statement. Netting of financial liabilities and assets only takes place where it is contractually permissible and when the intention is to net the gross amounts of the liabilities or assets.

Financial expenses

Financial expenses are reported in the period in which they arise. Financial expenses regarding new construction projects of vessels and properties are capitalized as a portion of the acquisition cost. Expenses for the financing of long-term loans and credits are deferred and amortized over the expected term of the financing.

Derecognition

Financial assets are derecognized in the balance sheet when the agreed rights to cash flows have ceased or been transferred and when essentially all the risks and advantages associated with the ownership of the financial asset have been transferred. Financial liabilities are derecognized from the balance sheet when they have been extinguished.

Realized result is defined as proceeds from sales less the net book value as of the previous year end.

Classification of financial assets

Financial assets in the Group are divided into the following categories:

•	Financial assets at fair value through the income statement

•	Trading

•	Assets classified as financial assets at the acquisition date at fair value through the income statement

•	Financial assets held to maturity

•	Loans receivable and trade debtors

•	Available-for-sale financial assets

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

Available-for-sale financial assets

Investments in certain shares (with the exception of participations in subsidiaries and associated companies) and bonds are categorized as available-for-sale financial assets when the investments are not held for trading. These assets are classified as marketable securities or other non-current assets in the balance sheet. Period changes in fair value, with the exception of impairment charges, are reported in other comprehensive income for these instruments and are cumulated in the fair value reserve which is a specific component of equity. When these financial instruments are sold, the accumulated gains or losses are reclassified through other comprehensive income and are recognized in the income statement.

Receivables and liabilities in foreign currency

Transactions in foreign currency are translated in accordance with current exchange rates as of the transaction date.

Both in individual Group companies and in the Group’s annual accounts, receivables and liabilities in foreign currency are translated at the closing rate of exchange. Related exchange rate differences on current payments are included in operating income, while differences in financial receivables and liabilities are reported among financial items. All exchange rate differences affect net profit/loss for the year. An exception is formed by that portion of the difference consisting of an effective hedging of net investments, where recognition takes place directly against comprehensive income.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through the income statement, are recognized in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available for sale, are included in the available-for-sale reserve in comprehensive income.

The following currency exchange rates have been applied in the Group’s annual accounts:

	Average rates
	2010	2011	Change in %
USD	7.2049	6.4969	(10)
GBP	11.1256	10.4115	(6)
EUR	9.5413	9.0335	(5)

	Closing rates
	2010	2011	Change in %
USD	6.7273	6.8748	2
GBP	10.4942	10.6803	2
EUR	9.0089	8.9177	(1)

Financial liabilities

Financial liabilities in the Group are divided into the following categories:

•	Financial liabilities at fair value through the income statement, held for trading

•	Other financial liabilities

The basis for classification is the formed based on the purpose of the acquisition of the financial instrument. The classification is carried out by senior management on initial recognition date.

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

Derivative financial instruments and hedge accounting

The Stena Group hedges oil price risk and cash-flow interest rate risk and foreign exchange risk related to net assets in foreign operations as well as in highly probable forecasted transactions in foreign currency. The Group uses options and futures to hedge oil price risk, interest rate swaps to hedge interest rate risk, foreign currency forward contracts to hedge foreign exchange risk and to hedge the foreign exchange risk in net assets in foreign operations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group designates certain derivatives as either: (a) hedges of a particular risk associated with a recognized asset or liability or (b) a highly probable forecast transaction (cash flow hedge); or (c) hedges of a net investment in a foreign operation (net investment hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The effectiveness of a hedge has to be in the range of 80% – 125%.

Currency swap agreements are valued at market rates, unrealized exchange gains are recognized in the balance sheet as current receivables, and unrealized exchange losses are presented as current liabilities.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 31. Movements on the hedging reserve in shareholders’ comprehensive income are shown in the Consolidated Statements of Changes in Shareholders Equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Cash flow hedging

For the Stena Group’s hedges of oil price risk in bunker-oil (bunker hedges), the cash flow interest rate risk in floating rate debt- and foreign currency risk in highly probable forecasted purchase and/or sales transactions, cash flow hedge accounting is applied. The hedged item consists of a highly probable forecast consumption of bunker fuels, highly probable forecast cash flow in foreign currencies and the floating interest rate cash outflows of issued debt instruments. The Group is exposed to the price of bunker fuels for vessel operations and uses a fixed price contract, swaps and options to hedge its oil price risk. Hedging contracts are regularly entered into, so as to match the underlying cost of delivery of bunker fuel. Hedging instruments (oil options and futures in the case of bunker hedges and interest rate swaps in cash of interest rate hedges), forming an effective hedge, are measured at fair value with changes in fair value regards to the hedged risk reported through other comprehensive income and is cumulated in the hedge reserve until the hedged item affects the income statement, that is, when the purchase takes place or when the interest rate payment is made. In conjunction with the purchase, when the accumulated fair value of the hedging instruments is removed from the hedging reserve and is reclassified through other comprehensive income it is, reported in item direct operating expenses in the income statement as an adjustment of the cost of bunker fuel for the current period or as part of interest rate expense in cash of interest rate hedges.

Positive or negative fair values of the derivatives are accounted for as an other non-current asset or other non-current liability. The short-term part of the hedged item is accounted for as other current receivables or other current liabilities.

The accounting for cash flow hedges of interest rate risk and foreign currency risk in highly probable forecasted transactions in foreign currency follows the same principles as the above described policy for bunker hedges. Changes in fair value of the hedging instruments are accounted for through other comprehensive income and are cumulated in the hedged reserve. The cumulative changes in fair values are reclassified through other comprehensive income into the income statement in the same period as the hedged items affects the income statement and is presented in the same line item as the hedged item.

It is Group’s policy that duration and dates of maturity for financial instruments which are held and classified as hedge contracts for interest – and FX exposure should correspond with the underlying exposure’s dates of maturity.

Results of operations from all types of financial derivative instruments, with the exception of those contracts referring to financial trading, are reported as an adjustment of the revenue or costs for the period and for those transactions the contracts are designated to hedge.

When hedge accounting is terminated but the hedged item is still expected to occur, the previous cumulated unrealized changes in fair value are continued to be recognized in the fair value reserve until the hedge item is recognized in the income statement. Then the change in fair value is reclassified through other comprehensive income into the income statement. If an underlying asset or liability is sold or redeemed, the pertaining financial instruments are market valued and the result is reported as an adjustment of the market or redemption value of the underlying asset or liability.

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

For financial instruments listed on an active market, fair value is determined on the basis of the asset’s listed buying current bid-rate on balance sheet date, with no addition for any transaction costs (for example brokerage) on acquisition date. A financial instrument is considered to be listed on an active market if the listed prices are easily available on a stock exchange, with a trader, broker, industry organization, company providing current price information or supervisory authority, and if these prices represent actual and regular market transactions carried out under arm’s length conditions. Any future transaction costs from disposals are not considered. The fair value of financial liabilities is determined on the basis of the listed selling rate.

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

If there are no similar financial instruments on a quoted market and no observable pricing information from the market, the valuation is based on an estimated discounted cash flows. Fair value is determined by hypothesizing what a market price would be if there was a market i.e. calculated fair value is a prediction instead of an observation.

Impairment of financial assets

The Group makes an assessment on each balance sheet date regarding whether there exists any objective evidence that an impairment requirement has arisen for a financial asset or a group of financial assets. As regards shares classified as available-for-sale assets, any significant or extended decline in the fair value of a share to a level below its acquisition value is regarded as an indication that an impairment requirement exists. If such evidence is present for available for- sale financial assets, the accumulated loss – calculated as the difference between acquisition cost and current fair value, less any previous impairment charges reported in the income statement – is reclassified from equity to the income statement. Impairment of equity instruments, which is reported in the income statement, is not reversed through the income statement. Reversal of impairment of bonds is recorded in the Income Statement on the same line as the impairment.

Bonds are impaired when insolvency exists for the counterpart. Reversal of impairment of bonds is recorded in the Income Statement on the same line as the impairment.

Income taxes

General

The Group’s total tax consists of current tax calculated on taxable profit and deferred tax. Current tax and changes in deferred tax are reported in the income statement, with the exception of those deferred taxes reported directly against other comprehensive income. Deferred tax includes unutilized deficits from the translation of tax assessment to current tax rates, and other temporary differences between book residual value and fiscal residual value. The tax value of unutilized loss carryforward is capitalized to the degree it is probable that this will entail lower tax payments in the near future.

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

Deferred taxes

The Group uses the balance sheet method to calculate deferred taxes. The balance sheet method implies that deferred tax assets and liabilities are valued according to the tax rates adopted or announced on balance sheet date and which are expected to apply to the period in which the acquisition is executed or the liability settled. The tax rates are applied to the existing differences between the accounting or fiscal value of an asset or liability, as well as to loss carry forwards. These loss carry forwards can be used to reduce future taxable income. Deferred tax assets are reported to the extent that it is probable that a sufficient taxable surplus will exist to allow for accounting of such receivables.

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

Trade debtors

Trade debtors are reported at amortized cost reduced by any provision for uncollectibility. A write-down of trade debtors is made when there exist objective evidence that the Group will be unable to receive all the amounts that are due in accordance with the original conditions of the receivable. The amount of the allocation consists of the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted by the effective interest rate. The allocated amount is reported in the income statement.

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

Employee benefits

Post-employment benefits, such as pensions and other benefits, are predominantly settled by the means of regular payments to independent authorities or bodies thereby assuming pension commitments towards the employees –that is to say, through so-called defined contribution plans. The Company thus pays set fees to a separate legal entity and has no commitment to pay any further fees. Expenses are charged to the Group’s income statement, as administration costs, at the rate that the benefits are earned. The remaining portion of post-employment benefits consists of defined benefit plans, in which the commitments remain with the Company. Remuneration to employees and former employees is paid on the basis of salary at retirement date and number of years of service. The Company bears the risk for ensuring that the remuneration undertaken is paid. For defined benefit plans, the Company’s costs and the value of outstanding commitments on balance sheet date are calculated on the basis of actuarial assumptions intended to determine the present value of issued commitments. The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to the settle the pension obligation. In determining the appropriate discount rate, the Group considers the interest rates of high quality corporate bonds that are denominated in the currency in which benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

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

The pension expense and the pension commitment for defined benefit pension plans are calculated annually by independent actuaries. The commitment consists of the present value of expected future payments. The most important actuarial assumptions are stated in Note 22. Actuarial gains and losses may result upon determination of the present value of the defined benefit commitment and the fair value of plan assets. These result either from differences between the actual return and expected returns, or changes in assumptions. The Group applies the Corridor method which means that a portion of the accumulated actuarial gains and losses at the end of the prior year exceeding 10% of the greater of the present value of the defined benefit commitment and the fair value of plan assets is recognized in the income statement over the expected average remaining period of service of the employees participating in the plan The described accounting principle is only applicable for group accounting. The parent company and the subsidiaries apply local rules and accounting principles.

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

New IFRS standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2011 and not early adopted

The following listed standards represents changes which we currently estimate have an impact on the Group’s financial reporting.

•

IAS 19, ‘Employee benefits’ was amended in June 2011 and effective from 1 January 2013. The impact on the Group will be as follows: the corridor approach will not be permitted and all actuarial gains and losses have to be recognized in the OCI, past service costs have to be recognized immediately and the interest cost and expected return of plan assets will be replaced by applying the same discount rate used on the net defined benefit liability (assets). Please find note 22 for further information.

•

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the part of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories, those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. For financial liabilities, the standard retains most of the IAS 39 requirements. The standard is effective from 1 January 2015, and an assessment on the estimated impact on the Group’s financial reporting is not available.

2 – Critical accounting estimates and judgments

Estimates and judgments are evaluated continuously and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the prevailing circumstances.

The Board of Directors and Company management make estimates and assumptions concerning future developments in conjunction with the preparation of the annual accounts, in accordance with generally accepted accounting principles. The resulting accounting estimates will, by definition, rarely be equal to the actual results.

Those estimations and assumptions implying a significant risk for material adjustments in the carrying amounts of assets and liabilities during the next financial period are discussed below.

a)	Impairment testing for intangible assets

According to IFRS, intangible assets are to be defined as having either definite or indefinite lives. Intangible assets with indefinite useful lives are not amortized but instead tested annually for impairment. Goodwill, according to IFRS, has by definition an indefinite useful life and is therefore not amortized. Acquired trademarks have been deemed to have definite useful lives and are amortized over a period of 10 or 40 years.

Assets with indefinite useful lives

Goodwill is subject to annual impairment testing according to the described accounting principle in Note 1. The recoverable amount for cash-generating units have been determined by calculating value in use. These calculations require the use of estimates which affects future cash flows and the determination of a discount rate, see Note 9. As of 31 December 2011, the net booked value of goodwill amounts to SEK 1,504 million as compared to SEK 1,286 million as of 31 December 2010.

Assets with definite lives

Acquired trademarks and other intangible assets which are amortized are tested annually for impairment when there are indicators that the intangible asset should be impaired. Important indicators are:

•	Significant decline in the economic environment.

•	Decline of the operating result compared to historic and budgeted operating results.

See also Note 9.

As of 31 December 2011, the net book value of trademarks and other intangible assets amounts to SEK 1,545 million, as compared to SEK 1,280 million as of 31 December 2010.

b)	Impairment testing of vessels

Twice a year, or if an indication of an impairment requirement exists, Stena makes an assessment of whether or not a write-down requirement exists as regards the value of vessels. See further the description under Note 1, “Impairment of non-financial assets”.

The recoverable amount is determined on the basis of calculations of value in use. These calculations are based on estimated future cash flows.

c)	Retirement benefits

If the discount rate used increase by 0.25% from management’s assessments, the carrying amount on the pension commitments would be estimated at SEK 349 million lower.

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

The fair value of an investment property can only be set at the date of sale. The valuation of investment properties is based on accepted principles and assumptions, therefore, the fair value is not the exact value but an estimate. In a normal market the fair value of a property is within a range of +/–5% to 10% and in a less liquid market the range can be larger. For Stena a fair value within the range of +/–5% is equal to SEK 1,288 million.

3 – Segment information

We are active internationally, primarily in the areas of ferry operations, offshore drilling, shipping, real estate, new businesses and finance. There are no significant transactions between the operating segments.

Ferry operations are conducted in Scandinavia, the United Kingdom, Germany, Poland, The Netherlands and the Republic of Ireland under the “Stena Line”, “Scandlines” and “HH-Ferries” brand names. We are one of the world’s largest ferry operators. The business currently consists of 17 strategically located ferry routes, 32 vessels, and five ports in Scandinavia, the United Kingdom and the Netherlands.

Ferry revenues are primarily generated from: (i) travel, which consists primarily of ticket sales for passengers and private cars, package tours and hotel sales; (ii) onboard sales, which consists primarily of cabin occupancy, retail sales, restaurants, bars, arcades, gaming and, on our Norway–Denmark route, duty and tax free sales; and (iii) freight, which consists primarily of trailer and truck transportation. Direct operating expenses for ferry operations consist mainly of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs.

Offshore drilling is operated through Stena Drilling, headquartered in Aberdeen, Scotland. We are one of the world’s leading companies in the development, construction and operation of offshore drilling rigs and drillships. We currently own and operate two third generation and one fifth generation semi-submersible drilling rigs and three sixth generation ultra-deepwater drillships. We have also one enhanced ultra-deepwater ice-class drillship, Stena IceMAX, on order scheduled for delivery in the first quarter of 2012.

Drilling revenues consist of charter hires for drilling rigs and drillships. Direct operating expenses for drilling consist primarily of personnel costs, insurance, maintenance and catering costs.

Shipping operations consists of the ownership and chartering of crude oil and petroleum product tankers, LNG carriers (Liquefied Natural Gas) and Roll-on/Roll-off vessels. To support these activities, we are also engaged in the design, purchase, sale, management and crewing of such vessels.

Stena Bulk is one of the world’s leading tanker shipping companies. We develop pioneering tankers to meet the customers’ need for safe transportation and innovative logistics. We currently control a fleet of approximately 80 tankers and are active in all segments of the tanker market. We also have one Suezmax tanker on order scheduled for delivery in the first quarter of 2013.

Stena RoRo provides vessels, innovative solutions and project management. Our customers are operators and ship owners around the world.

Northern Marine Management (“NMM”) is the Company’s international ship management company based in Glasgow, Scotland, with a world-wide customer base. With an extensive portfolio of clients and a wide range of vessels under management, NMM is a market leader in quality services. NMM operates a diverse high-tech fleet of approximately 100 vessels from its worldwide network of offices including Aberdeen, Gothenburg, St Petersburg, Hamburg, Houston, Manila, Mumbai, and Singapore.

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

Real Estate operations relate to investments through unrestricted subsidiaries in residential and commercial real estate. The properties are located in Sweden, The Netherlands, France, Hungary, Germany, the United States, Luxembourg and, the United Kingdom.

We own a total of 2.4 million sqm, mainly in Sweden, about 300,000 sqm are managed on behalf of affiliated companies. The property portfolio consists of approximately 23,400 apartments and commercial properties. We are one of Sweden’s largest privately-owned property companies.

Real estate revenues consist of rents for properties owned and management fees for properties managed by us. Real estate expenses consist primarily of maintenance, heating and personnel costs.

New Businesses – Adactum include long-term investments in listed as well as private companies, in new businesses outside our traditional lines of business through our unrestricted subsidiary Stena Adactum. Our objective is to create value in industries outside of our core business by building strong, profitable companies that can create platforms for new business opportunities within the Group. As of 31 December 2011 Stena Adactum had direct investments in four private companies, three associated companies (whereof two listed companies).

The four subsidiaries operate in different businesses:

•	“Blomsterlandet”, through which the Company is creating a chain of retailers for gardening products with one of Sweden’s most extensive range of indoor and outdoor plants.

•	“Envac”, which operates automated household and municipal waste collection systems with activities in 20 countries.

•

“Stena Renewable”, through which the Company has commenced operation of Sweden’s largest land-based wind power generating plan, near Ludvika, Sweden. In total 32 wind power systems (windmills) have been installed and are in operation.

•

“Ballingslöv”, which is an international group in the field of kitchens, bathrooms and storage products with an ambition to become one of the leading players in the European market. The Company has one manufacturing site in Ballingslöv, one in the United Kingdom and five in Denmark.

Other operations includes non-allocated central administration costs.

Primary measures of profitability for all these segments are “Income from operations” and “EBITDA”. These measurements are also the information reported to the Company’s chief operating decision-maker. In the Group this function has been identified as Stena AB’s Board of Directors, which takes strategic decisions.

Income from operations by segment

	Years ended 31 December
SEK million	2009	2010	2011
Ferry operations
Operations	445	(79)	(250)
Net gain on sale of vessels		2	16

Total ferry operations	445	(77)	(234)

Drilling
Operations	3,250	2,279	1,651
Net gain on sale of vessels			1,561

Total Drilling	3,250	2,279	3,212

Shipping
RoRo operations	102	35	93
Net gain sale of vessels	148

Total RoRo	250	35	93

Tanker operations	(736)	(461)	(185)
Impairment charges	(150)		(49)

Total Tanker	(886)	(461)	(234)

Other shipping operations	7	1	70

Total shipping	(629)	(425)	(71)

Property
Operations	1,338	1,307	1,345
Net valuation on investment properties	(301)	424	350
Net gain on sale of investment properties	31	187	106

Total property	1,068	1,918	1,801

New Businesses – Adactum
Operations	178	210	268

Total New Businesses – Adactum	178	210	268

Other	(310)	(347)	(398)
Income from operations	4,002	3,558	4,578

Impairment charges of MSEK 49 which are included in the operating expenses for the tanker operation, were recorded for the shares in the associated company Paradise Holding. No impairment charges were recorded for 2010. In 2009, impairment charges of MSEK 150 were recorded for three crude oil tankers in 2009. All impairment charges are accounted for as depreciation.

Reconciliation between EBITDA and Income from operations by segment

		Years ended 31 December
SEK million		2009	2010	2011

Ferry operations	EBITDA	1,564	1,096	1,027
	Depreciation and amortization	(1,119)	(1,173)	(1,261)
	Income from operation	445	(77)	(234)
Drilling	EBITDA	4,915	4,355	4,916
	Depreciation and amortization	(1,665)	(2,076)	(1,704)
	Income from operation	3,250	2,279	3,212
Shipping	EBITDA	(229)	(204)	357
	Depreciation and amortization	(400)	(221)	(428)
	Income from operation	(629)	(425)	(71)
Property	EBITDA	1,371	1,496	1,455
	Net valuation of investment properties	(301)	424	350
	Depreciation and amortization	(2)	(2)	(4)
	Income from operation	1,068	1,918	1,801
New Businesses – Adactum	EBITDA	397	425	470
	Depreciation and amortization	(219)	(215)	(202)
	Income from operation	178	210	268
Other	EBITDA	(300)	(330)	(380)
	Depreciation and amortization	(10)	(17)	(18)
	Income from operation	(310)	(347)	(398)

Total	EBITDA	7,718	6,838	7,845

	Net valuation of investment properties	(301)	424	350
	Depreciation and amortization	(3,415)	(3,704)	(3,617)
	Income from operation	4,002	3,558	4,578

Depreciation and amortization by segment

		Years ended 31 December
SEK million		2009	2010	2011

Ferry operations		1,119	1,173	1,261
Drilling		1,665	2,076	1,704
Shipping:	RoRo vessels	141	126	211
	Tanker operations	247	86	209
	Other shipping	12	9	8

	Total shipping	400	221	428

Property		2	2	4
New Businesses – Adactum		219	215	202
Other		10	17	18

Total		3,415	3,704	3,617

Depreciation and amortization expense consists of the following components

	Years ended 31 December
SEK million	2009	2010	2011

Vessels	2,790	3,007	2,881
Equipment	396	481	485
Buildings, land and ports	78	82	99

Total tangible fixed assets	3,264	3,570	3,465

Intangible assets	151	134	152

Total	3,415	3,704	3,617

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 690 million, SEK 756 million and SEK 555 million for the years ended 31 December 2011, 2010 and 2009, respectively.

Investments in tangible fixed assets by segment

		Years ended 31 December
SEK million		2009	2010	2011

Ferry operations		2,217	4,058	1,963
Drilling		5,393	4,030	1,458
Shipping:	RoRo vessels	12	200	435
	Tanker operations	115	336	5,140
	Other shipping	2	6	62

	Total shipping	129	542	5,637

Property		1,281	800	1,237
New Businesses – Adactum		127	357	436
Other		22	7	5

Total		9,169	9,794	10,736

Total assets by segment

		Years ended 31 December
SEK million		2009	2010	2011

Ferry operations		13,017	14,837	16,130
Drilling		25,342	25,819	23,933
Shipping:	RoRo operations	2,184	2,343	3,404
	Tanker operations	2,143	2,379	7,568
	Other shipping operations	188	189	340

	Total shipping	4,515	4,911	11,312

Property		26,043	26,351	27,223
New Businesses – Adactum		6,606	6,708	7,385
Other		16,682	16,312	12,613

Total		92,205	94,938	98,596

Geographic information

The Company’s shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The ferry operations and the property operations are conducted in Scandinavia and the rest of Europe. The Company’s drilling operations are conducted in the Norwegian sector (Scandinavia) and the UK sector (Europe, other) of the North Sea as well as in the Far East and other markets. The Company’s investments in SPEs are included in Other markets.

Total revenue per geographic area

	Years ended 31 December
SEK million	2009	2010	2011

Scandinavia	11,386	10,873	12,305
Europe, other	7,726	7,370	6,846
Other markets	5,464	6,256	6,222
Shipping	3,236	2,651	2,595

Total	27,812	27,150	27,968

Total assets per geographic area

	Years ended 31 December
SEK million	2009	2010	2011

Scandinavia	32,896	34,316	35,438
Europe, other	20,658	29,448	36,570
Other markets	35,370	27,476	22,139
Shipping	3,281	3,698	4,449

Total	92,205	94,938	98,596

4 – Sale of tangible fixed assets

		Years ended 31 December
SEK million		2009	2010	2011

Vessels	Cash proceeds from sale of vessels	183	65	3,249
	Net book value of vessels sold	(35)	(63)	(1,672)
	Net gain on sale of vessels	148	2	1,577

Investment properties	Cash proceeds from sale of properties	214	784	310
	Net book value of properties sold	(183)	(597)	(204)
	Net gain on sale of properties	31	187	106

Total	Cash proceeds from sale of vessels and property	397	849	3,556

	Net book value of assets sold	(218)	(660)	(1,873)

Total gain		179	189	1,683

Total cash proceeds include sales costs of SEK 23 million, SEK 18 million and SEK 39 million, which is not included on the line “cash proceeds from sale of tangible fixed assets” in the consolidated statement of cash flow for 2011, 2010 and 2009, respectively.

5 – Administrative expenses

For the year ended 31 December 2011, administrative expenses include R&D costs amounting to SEK 63 million. For the year ended 31 December 2010, administrative expenses include R&D costs amounting to SEK 56 million and for the year ended 31 December 2009, administrative expenses include R&D costs amounting to SEK 50 million.

Fees and other remuneration to auditors and advisors are set forth below

	Years ended 31 December
SEK million	2009	2010	2011

KPMG
Audit services	24	21	25
Other audit related services	2	1	1
Tax services	32	25	21
Other services	5	2	1
Other auditors
Audit services	2	2
Other audit related services		1

Total	65	52	48

6 – Investments in associated companies

Investments in associated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See note 3.

As of 31 December 2011, the investment in Midsona AB (publ) represents 23% of the capital and 24.7% of the votes. The total value of the market value of the investment as of 31 December 2011 was SEK 70 million. As of 31 December 2010 the total share of the market value was SEK 67 million. The Company’s share of results amounted to SEK 7 million in 2011 and SEK (15) million in 2010.

As of 31 December 2011, the investment in Gunnebo AB (publ) represents 25.7% of the capital and the votes. The market value of the investment as of 31 December 2011 and 2010 was SEK 476 million and SEK 1,034 million, respectively. The Company’s share of results in 2011 amounted to SEK 60 million and SEK 46 million in 2010.

The value of the investment in MPP Mediatec Group as of 31 December 2011 was SEK 340 million and SEK 340 million for 2010. The Company’s share of results in 2011 was SEK (7) million and SEK (1) million in 2010. As per 31 December 2011 the investment represents 42.7% of the capital and votes.

The investments in Midelfart Sonesson and Gunnebo are pledged as security for bank debt.

In 2011, the subsidiary Stena Investment Sarl invested SEK 109 million in Silurian Hallwood Plc, which is an oil exploration company. The value of the investment as of December 31, 2011 was MGBP 10 million. Since the Company is newly started no share of results have been recorded in 2011. As per December 31, 2011 the investment represents 20 % of the capital and votes.

	As of 31 December
SEK million	2009	2010	2011

Opening balance	932	1,115	1,205
Investments	162		109
Revaluation		100
Share of profit	24	31	60
Exchange differences	(3)	(2)
Other changes		(39)

Closing balance	1,115	1,205	1,374

For the years ended 31 December 2011, 2010 and 2009, Investments in associated companies include Goodwill amounting to SEK 551 million, SEK 551 million and SEK 441 million, respectively.

The Group’s share of the results of its associates and its share of the assets (including goodwill) and liabilities are as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit/(loss)	% Interest held	Share of result1)
2009
Midsona AB (publ)	Sweden	1,338	631	1,354	54	23	12
Gunnebo AB (publ)	Sweden	4,336	2,923	6,788	(205)	26	10
MPP Mediatec Group AB	Sweden	922	643	811	(21)	43	2

1)	The share of the result in associated companies were reported with a three month time lag. The share of result is for the period 1 October 2008 to 30 September 2009.

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit/(loss)	% Interest held	Share of result1)
2010
Midsona AB (publ)	Sweden	1,176	556	1,134	(67)	23%	(15)
Gunnebo AB (publ)	Sweden	3,735	2,129	6,384	178	26%	46
MPP Mediatec Group AB	Sweden	884	619	889	(2)	43%	(1)

1)	As from 2010 the share of the result in the associated companies are reported for a full calendar year, the share of result is from the period 1 January 2010 to 31 December 2010.

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit/(loss)	% Interest held	Share of result
2011
Midsona AB (publ)	Sweden	1 176	524	1 174	32	23%	7
Gunnebo AB (publ)	Sweden	3 965	2 189	5 580	230	26%	60
MPP Mediatec Group AB	Sweden	846	608	902	(16)	43%	(7)
Silurian Hallwood Plc	Jersey	139	10	0	0	20%	0

7 – Total finance net

	As of 31 December
SEK million	2009	2010	2011

Share of associated companies’ result (please find Note 6)	24	131	60
Dividends received from share holdings	43	12	21
Dividends received from financial fixed assets	18	26	43

Total Dividends	61	38	64

Realized result from sale of trading shares	(117)	(28)	103
Realized result from sale of available sale shares	(713)	121	137
Realized result from sale of financial instruments measured at fair value through the income statement.	128	31	(41)
Unrealized result from sale of trading shares	69	13	11
Unrealized result from sale of financial instruments measured at fair value through the income statement	438	217	(365)
Gain on termination of leases	110	91	86

Total Gain (loss) on sale of securities	(81)	445	(69)

Interest income from investments in SPEs	477	332	270
Other interest income	208	145	124

Total Interest income	685	477	394

Interest expense from investments in SPEs	(214)	(102)	(53)
Other Interest expense	(1,649)	(1,696)	(1,861)

Total Interest expense	(1,864)	(1,798)	(1,914)

Currency trading	58	13	(17)
Translation difference	(340)	35	53

Total Foreign Exchange gains	(282)	48	36

Deferred finance costs	(67)	(63)	(74)
Commitment fees			(34)
Bank charges	(33)	(30)	(28)
Capitalized internal guarantee fees	16	12	14
Other financial items	(14)	(13)	(221)
Other financial expenses from investments in SPE’s	(103)	(125)	(27)

Total other financial income/expense	(201)	(219)	(370)

Finance net	(1,658)	(878)	(1,799)

The gain on termination of leases related to the financing of the DrillMAX vessel Stena Carron was partly released during 2009, 2010 and 2011.

There has been no material ineffectiveness in our cash-flow hedges.

Deferred financing costs include costs for the issuances of Senior Notes, revolving credit facilities, finance leases etc. See note 31.

8 – Income taxes

Income before taxes was distributed geographically as follows:

	As of 31 December
SEK million	2009	2010	2011

Sweden	(180)	531	670
rest of the world	2,524	2,151	2,109

Total income before taxes	2,344	2,682	2,779

Current tax
For the period, Sweden	(29)	(22)	(34)
Adjustments previous years, Sweden		16	0
For the period, rest of the world	(209)	(198)	(265)
Adjustments previous years, rest of the world	28	13	60

Total current tax	(210)	(191)	(239)

Deferred tax
For the period, Sweden	129	26	114
Adjustments previous years, Sweden		(2)	(50)
For the period, rest of the world	(5)	41	(85)
Adjustments previous years, rest of the world	106	12	7

Total deferred tax	230	77	(14)

Total income taxes	20	(114)	(253)

Cash paid for taxes in 2011 was SEK 264 million, as compared to SEK 206 million in 2010 and SEK 203 million in 2009.

The reconciliation of the difference between the statutory tax rate in Sweden and the effective tax rate is explained below:

	As of 31 December
SEK million	2009	2010	2011

Statutory income tax rate	26	26	26
Differences in foreign tax rates	(9)	(14)	(17)
Taxes related to previous years	3		(3)
Expenses not deductible	1	2	1
Nontaxable income	(16)	(3)	(3)
Utilization of tax loss carry forwards/net losses for which no tax benefit is recognized, net	(2)		8
Restructuring	(1)	(6)	(5)
Other	(3)	(1)	2

Effective income tax rate	(1)	4	9

The principal reason why the effective income tax rate is lower than the statutory income tax rate for 2011, 2010 and 2009 is that the international shipping activities and capital gains, sales of financial instruments, are to a large extent tax exempt in many countries.

9 – Intangible fixed assets

SEK million	Goodwill	Trademarks	Distribution agreements	Customer relations	IT investments	Rights to routes	Other intangible assets	Total
Acquisition costs
Opening balance as per 1 January 2010	1 464	847	540	10	575		26	3,462
Additions					29			29
Disposals	(35)				(1)			(36)
Transfers			9		9			18
Translation differences	(93)	(13)	(39)		(11)		(6)	(162)
Closing balance as per 31 December 2010	1,336	834	510	10	601		20	3,311

Purchase of company (Note 30)	222		3		35	354		674
Additions					45			45
Disposals					(5)			(5)
Transfers					5			5
Translation difference	(2)							(2)
Closing balance as per 31 December 2011	1,556	834	513	10	681	354	20	3,968

Accumulated amortization
Opening balance as per 1 January 2010	(88)	(40)	(115)	(4)	(401)		(25)	(673)
Translation differences	3		10		8		5	26
Disposals	35				1			36
Current year amortization		(22)	(47)	(2)	(63)			(134)
Closing balance as per 31 December 2010	(50)	(62)	(152)	(6)	(455)		(20)	(745)

Purchase of company (Note 30)					(22)			(22)
Translation differences	(2)	(1)						(3)
Disposals					5			5
Transfers					(2)			(2)
Current year amortization		(22)	(48)	(2)	(71)	(9)		(152)
Closing balance as per 31 December 2011	(52)	(85)	(200)	(8)	(545)	(9)	(20)	(919)

Net book value as per 31 December 2010	1,286	772	358	4	146			2,566
Net book value as per 31 December 2011	1,504	749	313	2	136	345		3,049

Goodwill is allocated to the Group’s cash-generating units (CGUs) identified by segment. A segment-level summary of goodwill allocation is presented below.

SEK million
New business – Adactum	1,198
Ferry Operations	306
Total	1,504

Impairment testing of goodwill is conducted annually and whenever conditions indicate that impairment may be necessary. The recoverable value for cash generating units is based on the calculated value in use. The key assumptions used for calculated value in use are discount rate and growth rate. The discount rate before tax used in Adactum was 7–9%. The growth rate for revenues used in Adactum has been individually assessed for each company and year until the year 2019. During this period the growth rate normally fluctuates between 2–5% but has in some case exceeded this interval. For subsequent periods growth rate for revenues is estimated to have a growth corresponding to 1.5–2%. This growth rate is based on reasonable prudence and is estimated to be below the relevant industry’s long-term growth rate for revenues. The same principles were applied last year.

As of December 31, 2011, the recoverable values based on value in use of the cash generating units were found not to fall short of their net booked values in any test and therefore the related goodwill was not impaired.

A number of sensitivity tests have been made in order to examine possible need for impairment. For these sensitivity tests the used discount rate was 1% higher than above described discount rate. Also when applying these estimates no goodwill impairment is indicated for material cash generating units.

Trademarks

Trademarks are mainly related to the segment Adactum. During 2011 impairment testing has been performed for all trademarks within Adactum. The tests has been performed according to the same procedure as for establishing the recoverable value for goodwill, see description above. The discount rate before tax used for the individual trademarks was 7.5%. The growth rate for revenues used until year 2015 was 3–5%. For subsequent periods growth rate for revenues is estimated to have a growth corresponding to 1%. None of the performed tests indicated any impairment for trademarks. The trademarks are annually depreciated.

10 – Vessels, construction in progress and equipment

The movements during the years ended 31 December 2010 and 2011 are as follows:

SEK million	Vessels	Construction in progress	Other equipment	Total

Acquisition costs
Opening balance as per 1 January 2010	42,116	5,474	4,354	51,944
Additions	2,256	5,822	874	8,952
Disposals	(585)		(189)	(774)
Transfers	4,076	(4,117)	34	(7)
Translation differences	(2,862)	(844)	(280)	(3,986)

Closing balance as per 31 December 2010	45,001	6,335	4,793	56,129

Additions	6,638	2,512	257	9,407
Purchase of company (note 30)			52	52
Disposals	(4,394)		(101)	(4,495)
Transfers	1,772	(3,711)	27	(1,912)
Translation differences	671	154	31	856

Closing balance as per 31 December 2011	49,688	5,290	5,059	60,037

Accumulated depreciation
Opening balance as per 1 January 2010	(14,859)		(2,172)	(17,031)
Purchase of company (Note 30)			(4)	(4)
Disposals	522		158	680
Translation differences	1,087		153	1,240
Transfers	9		15	24
Current year depreciation	(3,007)		(481)	(3,488)

Closing balance as per 31 December 2010	(16,248)		(2,331)	(18,579)

Disposals	2,722		113	2,835
Purchase of company (Note 30)			(40)	(40)
Translation differences	(202)		(16)	(218)
Transfers	1,106		3	1,109
Current year depreciation	(2,881)		(485)	(3,366)

Closing balance as per 31 December 2011	(15,503)		(2,756)	(18,259)

Net book value as per 31 December 2010	28,753	6,335	2,462	37,550

Closing balance as per 31 December 2011	34,185	5,290	2,303	41,778

The insured value of the whole vessel fleet as of 31 December 2011 was SEK 46,480 million, as compared to SEK 45,274 million as of 31 December 2010.

As of 31 December 2011, construction in progress included two newbuildings: one drillship under construction in Korea delivered in April 2012 and one Suezmax vessel ordered from a shipyard in Korea for delivery in 2013. Construction in progress also includes investment in windmill parks in Sweden. In total, the contract amount with the shipyards amounts to SEK 6,917 million.

Yard payments of SEK 4,018 million, windmill projects of SEK 464 million, capitalized interest of SEK 214 million and other capitalized costs of SEK 594 million are included in Construction in progress as of 31 December 2011.

The amount of interest capitalized on construction in progress and on vessels was SEK 114 million and SEK 145 million for the years ended 31 December 2011 and 2010, respectively.

No capitalization of interest on real estate newbuilding has been made for 2011 or for 2010. Valuation certificates issued on 31 December 2011 by independent valuation institutions indicate that the values in the vessel fleet exceeds net book value by SEK 8,058 million, as compared to SEK 9,055 million as of 31 December 2010. Part of the vessel’s net book value as of 31 December 2011 refers to vessels held in accordance with financial leasing agreements, see Note 26.

Equipment is specified as follows:

SEK million	Windmills	Other equipment	Total
Acquisition costs
Opening balance as per 1 January 2010	506	3,848	4,354
Additions	187	687	874
Disposals		(189)	(189)
Transfers		34	34
Translation differences		(280)	(280)

Closing balance as per 31 December 2010	693	4,100	4,793

Additions		257	257
Purchase of company (Note 30)		52	52
Disposals		(101)	(101)
Transfers		27	27
Translation differences		31	31

Closing balance as per 31 December 2011	693	4 366	5,059

Accumulated depreciation
Opening balance as per 1 January 2010	(40)	(2,132)	(2,172)
Purchase of company (Note 30)		(4)	(4)
Disposals		158	158
Translation differences		153	153
Transfers	6	9	15
Current year depreciation	(34)	(447)	(481)

Closing balance as per 31 December 2010	(68)	(2,263)	(2,331)

Disposals		113	113
Purchase of company (Note 30)		(40)	(40)
Translation differences		(16)	(16)
Transfers		3	3
Current year depreciation	(36)	(449)	(485)

Closing balance as per 31 December 2011	(104)	(2,652)	(2,756)

Net book value as per 31 December 2010	625	1,837	2,462

Net book value as per 31 December 2011	589	1,714	2,303

11 – Buildings and land together with ports

The movements during the year ended 31 December 2010 and 2011 are as follows:

SEK million	Buildings and land	Ports
Acquisition costs
Opening balance as per 1 January 2010	1,478	1,712
Additions	39	7
Purchase of company (Note 30)		252
Translation differences	(116)	(161)

Closing balance as per 31 December 2010	1,401	1,810

Additions	104
Purchase of company (Note 30)	37	16
Disposals	(1)
Transfers		789
Translation differences	2	28

Closing balance as per 31 December 2011	1,543	2,643

Accumulated depreciation
Opening balance as per 1 January 2010	(577)	(797)
Translation differences	52	77
Current year depreciation	(35)	(48)

Closing balance as per 31 December 2010	(560)	(768)

Purchase of company (Note 30)	(8)
Translation differences	(1)	(16)
Current year depreciation	(35)	(64)

Closing balance as per 31 December 2011	(604)	(848)

Net book value as per 31 December 2010	841	1,042

Net book value as per 31 December 2011	939	1,795

Buildings and land together with Ports represent the Group’s assets used in its business including office buildings, ferry terminals etc.

Out of the net book value as of 31 December 2011 for buildings and land, SEK 496 million relates to Swedish buildings and land.

Out of the net book value as of 31 December 2010 for buildings and land, SEK 480 million relates to Swedish buildings and land.

12 – Investment properties

	As of 31 December
SEK million	2010	2011

Opening balance as of 1 January	24,040	24,148
Additions	635	1,043
Transfer from construction in progress	134	70
Disposals	(597)	(204)
Unrealized fair value adjustments	424	350
Exchange differences	(488)	22

Closing balance as of 31 December	24,148	25,429

Investment Properties – Construction in progress
Opening balance as of 1 January	175	206
Additions	165	188
Transfer	(134)	(70)

Closing balance at fair value	206	324

Closing balance Investment Properties 31 December	24,354	25,753

Investment Property – impact on the result
Rental Income	2,380	2,368
Direct cost	(885)	(829)
Valuation of investment properties	424	350

Total	1,919	1,889

Investment properties are residential- and commercial properties.

Valuation of the investment properties is performed at year end and at each quarter by assessing each individual property’s fair value. The valuation method is based on the direct yield method and the net operating income is based on market rental income with a deduction for rental vacancy level of 0 to 1 percent for residential properties and 0 to 15% for commercial properties. This assessment consideration of type of property, technical standard and type of construction has been taken. The assessment of the yield requirements is based on information obtained about the market yield requirements in respect of the purchase and sale of comparable properties in similar locations.

At the valuation as of 31 December 2011, the following rates of returns have been used.

Rate of return, %
Location	Residential	Commercial
Sweden	3,00–6,00	5,25–8,25
Eurozone	n/a	6,00–12,00

The estimated market value of investment properties is SEK 25,753 million compare to last year SEK 24,354 million.

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

13 – Investments in SPEs

Since late 2002, the Company has invested in variable interest entities (“SPEs”). The SPEs have invested in different debt securities, including high-yield bonds. The SPEs have issued debt securities which are secured by their assets. The non-controlling interest share of the results is shown in the comprehensive income while the minority part of total equity is shown as a separate component in the equity.

The investments in the CDO (“Collateral Debt Obligation”) and CLO (“Collateral Loan Obligation”) started in December 2002, August 2003 and October 2005. They where established during 2003, June 2004 and August 2006. The latest CLO was started in November 2006 and was partly sold during 2011.

The investment in the CDO 2002 was unwound during 2011 with an additional dividend of approximately SEK 90 million.

The non-controlling interest for the remaining CLOs are 15.4%, 11.3% and 5%, respectively.

The assets and liabilities of the SPEs are consolidated in our financial statements, although the debt of the SPEs is a non-recourse to Stena.

The consolidation of the SPEs has had the following impact:

	Years ended 31 December
SEK million	2010	2011

Financial income and expense	5	382
Non-controlling interest	3	(42)

Net income	8	340

Investments in SPEs1)	6,175	4,548
Short-term investments2)	405	133
Other assets	168	111

Total assets	6,748	4,792

Retained earnings	225	19
Net income	8	340
Shareholders’ equity	233	359

Non-controlling interest	117	91

Total Equity	350	450

Debt of SPEs3)	5,140	4,143
Other debt	1,258	199

Total liabilities	6,398	4,342

Total shareholders’ equity and liabilities	6,748	4,792

The investments in SPEs are classified as follows:
Corporate Fixed Income Bonds are classified as “available for sale” and are revalued in other comprehensive income:	1,027	477
Senior Bank Debt are classified as “held to maturity” and are kept at cost in the balance sheet.	5,148	4,071

Total	6,175	4,548

1)

Investments in SPEs are recorded at market value with gains and losses recorded to profit and loss. Investments in other securities are recorded to market value with gains and losses recorded to comprehensive income. The corporate loans are recorded at cost in the balance sheet and tested for impairment at each reporting date. The market value of the corporate loans is SEK 118 million lower than cost.

2)	Refers to cash and cash equivalents in the SPEs. This cash is not available to the Company and is therefore included as restricted cash
3)

Debt of SPEs refers to secured notes issued by the SPEs and secured bank loans borrowed by the SPEs. These obligations are secured by pledges of the assets of the SPEs and are not guaranteed by the Stena AB Group.

14 – Marketable securities

	As of 31 December
SEK million	2010	2011

Opening balance	2,211	4,130
Additions	4,360	1,677
Disposals	(2,368)	(2,024)
Reclassification	(64)	176
Revaluation of financial assets through the income statement	152	(327)
Revaluation of financial assets through other comprehensive income	152	(202)
Translation differences	(313)	35
Investment at the end of year	4,130	3,465

Marketable securities are classified as:
Financial assets at fair value through the income statement	2,127	2,650
Available-for-sale financial assets	2,003	815

Total	4,130	3,465

Marketable securities refer to listed shares held by the Stena AB Group and these are recorded at fair value.

As of 31 December 2011 shares with a book value of SEK 0 million have been pledged as security for bank debt. As of 31 December 2010, shares with a book value of SEK 0 million were pledged as security for bank debt.

Marketable securities as of 31 December 2011 classified as follows:

SEK million	Book Value

CDO/CLO	678
Oil & Gas	460
Banks	440
Oil & Gas Services	349
Commercial Services	162
Closed-end Funds	122
Telecommunication	121
Food	116
Retail	115
Pharmaceuticals	107
Metal Fabricate/Hardware	103
Forest Products/paper	81
Diversified Financial Services	80
Healthcare Products	73
Biotechnology	58
Mining	55
Internet	53
Cosmetics	49
Electronics	46
Miscellaneous Manufacture	41
Media	32
Auto Parts & Equipment	27
Investment Companies	25
Transportation	22
Machinery	21
Real Estate	13
Auto Manufacturers	13
Semiconductors	3

Total listed shares	3,465

15 – Other non-current assets

SEK million	Deferred tax assets	Other receivables	Available for sale shares	Other shares	Deferred costs	Total
Opening balance as per 1 January 2010	532	891	2,099	605	528	4,655
Additions	192	432	146	258	55	1,083
Disposals	(29)	(155)	(330)	(12)	(104)	(630)
Revaluation through the income statement		94	9			103
Share of profit (loss)				16		16
Dividend received				(14)		(14)
Reclassification	10	(10)	(3)			(3)
Translation differences	(141)	45	(176)	(61)	3	(330)

Closing balance as per 31 December 2010	564	1,297	1,745	792	482	4,880

Additions		135	171	119	37	462
Disposals	477	(163)	(155)		(147)	12
Revaluation through the income statement		62	14			76
Revaluation through other comprehensive income	(224)	(210)	41			(393)
Share of profit (loss)			16	(66)		(50)
Dividend received				(14)		(14)
Reclassification	71	65	(176)	(241)		(281)
Translation differences	4	6	10	14	5	39

Closing balance as per 31 December 2011	892	1,192	1,666	604	377	4,731

Deferred tax assets relate to unutilized tax losses carried forward. Reclassifications include netting against deferred tax liabilities. See Note 8.

Other receivables as of 31 December 2011 include receivables related to sales of subsidiaries amounting to SEK 181 million and surplus in pension schemes of total SEK 680 million, see Note 22. Other receivables as of 31 December 2010 include receivables related to sales of subsidiaries amounting to SEK 254 million and surplus in pension schemes of total SEK 622 million.

Available for sale shares include investment in non-listed shares. These shares are accounted for as available for sale shares valued through the comprehensive income.

Companies held between 20% and 50%, and that are not available for sale shares valued through comprehensive income, are accounted for as other associated companies. The shares in Paradise Holding have been written down with SEK 49 million (USD 7.5 million). The share of these companies’ results is included in direct operating expenses. See Note 6.

Available for sale shares

SEK million		No. of shares or % held	Book value

Held by parent company:
Alligator		2,888,088	21
Ram one		152,042	169

Total available for sale shares in the Parent company			190

Held by subsidiaries:
ING DUTCH OFFICE FUNDS C.V.	The Netherlands	4.8%	771
Airport Real Estate Basis Fonds C.V.	The Netherlands	20.8%	274
EQT Greater China II Limited Partnership	China	4.67%	171
Gothenburg VG AB	Sweden	26.9%	81
Southern Rock	Gibraltar	5,000,000	53
Partners Group Direct Investment	Luxembourg	2,424	34
ING China Opportunity Fund Lp	China	11.3%	16
Chase Private Equity Fund	Cayman Islands	3,860,614	12
Other			64

Total available for sale shares			1,666

Other shares
SEK million		No. of shares or % held	Book value
Asahi Stena Tankers Pte Ltd	Singapore	50%	3
Austen Maritime Services Pte Ltd	Singapore	50%
Partrederiet SUST I DA	Norway	50%	43
Partrederiet SUST III DA	Norway	50%	61
Nordic Rio LLC	Marshall Islands	50%	41
Stena Sonangol Suezmax pool LLC	Marshall Islands	50%
Navion Gothenburg LLC	Marshall Islands	50%	11
Paradise Holding	Libya	35%	273
Glacia Limited	Bermuda	50%	91
RoRo Partners Ltd	Bermuda	49%
Stena Weco	Denmark	50%	81

Total other shares			604

16 – Inventories

	As of 31 December
SEK million	2010	2011

Bunker and lubricating oil	177	119
Inventories of goods for sale	175	179
Raw materials and consumables	173	206
Products in progress	32	36
Finished products	88	92

Total	645	632

17 – Short-term receivables

	As of 31 December
SEK million	2010	2011

Trade debtors
Accounts receivable are classified on the basis of their due date:
Outstanding but not due	2,021	2,567
Due up to 30 days	262	231
Due more than 30 days	471	420

Total	2,754	3,218

Other current receivables
Related parties (Note 34)	1	1
Other short-term receivables	1,115	1,610

Total	1,116	1,611

Prepaid expenses and accrued income
Prepaid expenses	453	434
Accrued income	1,435	1,014

Total	1,888	1,448

Total short-term receivables	5,758	6,277

Book value of trade debtors corresponds to fair value.

The total allowance for doubtful trade receivables was SEK 78 million as of 31 December 2011 and SEK 94 million as of 31 December 2010.

Selling expenses as of 31 December 2011 include costs for doubtful receivables of SEK 11 million and SEK 6 million as of 31 December 2010.

18 – Short-term investments

	As of 31 December
SEK million	2010	2011

Marketable debt and equity securities, trading	403	149
Restricted cash	3,724	2,519

Total	4,127	2,668

Book value of Short-term investments corresponds to fair value. Marketable debt and equity securities are classified as “Financial assets at fair value through profit or loss”.

Certain marketable debt and equity securities and restricted cash amounting to SEK 883 million at 31 December 2011 and SEK 961 million at 31 December 2010 have been pledged as security for bank debt. See Note 29.

Restricted cash as of 31 December 2011 includes SEK 133 million of cash and cash equivalents in the SPEs (see Note 13) which is not available to the Company. As of 31 December 2010 such restricted cash amounted to SEK 405 million. Other restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company.

19 – Cash and cash equivalents

	As of 31 December
SEK million	2010	2011

Cash	1,509	1,537
Short term deposits	156	50

Total	1,665	1,587

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

20 – Equity

Dividends paid per share (SEK):

2010	6,320
2011	4,800

Specification of the reserves:

SEK million	Fair value reserve	Hedging reserve	Translation reserve	Total

Opening balance as per 1 January 2010	(303)	52	1,031	780

Exchange differences arising on the translation of foreign operations			(2,442)	(2,442)
Change in Hedging reserve, net of tax
– valuation of bunker hedges		153		153
– valuation of interest swap hedge		63		63
Change in fair value reserve, net of tax
– valuation available for sale shares	159			159
Change in net investment hedge, net of tax		191		191

Closing balance as per 31 December 2010	(144)	459	(1,411)	(1,096)

Exchange differences arising on the translation of foreign operations			(147)	(147)
Change in Hedging reserve, net of tax
– valuation of bunker hedges		(16)		(16)
– valuation of interest swap hedge		(797)		(797)
Change in fair value reserve, net of tax
– valuation available for sale shares	(214)			(214)
Change in net investment hedge, net of tax		(96)		(96)

Closing balance as per 31 December 2011	(358)	(450)	(1 558)	(2 366)

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

21 – Deferred income taxes

	As of 31 December
SEK million	2010	2011
Deferred tax liabilities
Tangible fixed assets	4,336	4,118
Financial fixed assets	128	41
Provisions	268	631
Other	301	51

Total deferred tax liabilities	5,033	4,841

Deferred tax assets
Tangible fixed assets	96	333
Tax loss carryforwards	2,291	2,022
Financial fixed assets		73
Provisions	169	63
Less deferred tax assets not recognized	(1,017)	(1,006)

Total deferred tax assets recognized	1,539	1,485

Net deferred tax liability	3,493	3,356
Out of which:
Deferred tax assets (Note 15)	564	892
Deferred tax liabilities	4,057	4,248

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets.

Calculation of deferred taxes is based on local nominal tax rates.

	2010			2011
SEK million	Taxes charged to income statement	Taxes charged to comprehensive income	Total taxes	Taxes charged to income statement	Taxes charged to comprehensive income	Total taxes
Current taxes	(191)		(191)	(240)		(240)
Deferred taxes	77	493	570	(13)	401	388

	(114)	493	379	(253)	401	148

The Company’s gross value of tax loss carryforwards is as follows:

	As of 31 December
SEK million	2010	2011

Sweden	3,759	3,670
Rest of the world	5,646	5,318

Total	9,405	8,988

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 3,114 million expire between 2012 and 2020.

22 – Employee benefits

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

Stena has commitments for retirement pensions and family pensions for office personnel in Sweden which are secured through an insurance policy with Alecta. According to a statement from the Swedish Financial Reporting Board, UFR 3, this is a defined benefit plan covering several employers, and a so-called multi employer plan. Alecta is currently unable to provide defined benefit accounting for such participants, and therefore premiums paid to Alecta are accounted for as, a defined contribution expense. Fees for the years 2011 and 2010 paid covering such arrangements were SEK 54 million and SEK 73 million, respectively. Alecta’s profit in the form of the so-called collective consolidation level amounted to 113% for 2011 and 146% for 2010. The collective consolidation level comprises the fair value of Alecta’s assets as a percentage of the insurance commitments calculated in accordance with Alecta’s insurance calculation principles and assumptions which are not in conformity with IAS 19.

Due to extra contributions paid during 2010, some of the pension schemes have a surplus value at 31 December 2011. Paragraph 58 of IAS 19 defines how this surplus value shall be recorded, and states an upper limit for recorded surplus value. IFRIC 14 explains this situation further, and expands to also incorporate an element of minimum funding requirements. IFRIC 14 also describes an exception to this rule if the entity has an unconditioned right to a refund. Comparing the Trust Deeds of these schemes with IFRIC 14 paragraph 11(a) and paragraph 24, the conclusion is that no additional liability is required.

In 2011, the English Court of Appeal affirmed a High Court ruling from 2010 that contributions to repair the deficit in the Merchant Navy Ratings Pension Fund can be required from any company that has participated in the Fund, including companies that no longer employ any -members. As a result of the Court of Appeals decision, the non-contributing employers will also be required to contribute funds to reduce the deficit and the Company’s future contributions will be significantly reduced and the Group’s share of the deficit has also therefore been reduced.

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

Assumptions applied for actuarial calculations, %	Sweden		United Kingdom		Other Europe
	2010	2011	2010	2011	2010	2011
Discount rate	4.25	3.75	5.50	4.90	5.20	4.90
Expected return on plan assets	5.00	5.00	7.50	5.10	4.30	3.50
Expected salary increases	3.00	3.00	3.50	3.40	3.50	3.50

Pension costs	As of 31 December
SEK million	2010	2011

Current service costs	49	47
Interest costs	661	492
Expected return on plan assets	(560)	(364)
Actuarial gains and losses	54	71
Past service cost	(2)	(1)

Total pension costs for defined benefit plans	202	245

Pension costs for defined contribution plans	450	366

Total pension costs	652	611

Obligations for pensions, net SEK million	Sweden	United Kingdom	Other Europe	Total
Obligations for pensions, net, 1 January 2010	119	832	(8)	943
Current service costs	9	35	5	49
Interest costs	17	636	8	661
Expected return on plan assets	(9)	(542)	(9)	(560)
Actuarial gains and losses	9	45		54
Exchange differences		(87)	1	(86)
Payment of pension fees from the Company	(15)	(572)	(8)	(595)
Benefits paid	(5)			(5)
Other provisions	3		2	5

Obligations for pensions, net, 31 December 2010	128	347	(9)	466

Current service costs	7	35	5	47
Interest costs	18	466	8	492
Expected return on plan assets	(10)	(346)	(8)	(364)
Actuarial gains and losses	13	58		71
Exchange differences		9		9
Payment of pension fees from the Company	(12)	(427)	(8)	(447)
Other provisions	3	9	(4)	8

Obligations for pensions, net, 31 December 2011	147	151	(16)	282

Provision for pensions, net SEK million	Sweden	United Kingdom	Other Europe	Total
Net provisions for pensions, 1 January 2010	119	832	(8)	943
Current value of funded obligations	418	11,047	154	11,619
Fair value of plan assets	(195)	(8,847)	(169)	(9,211)
Provisions, net	223	2,200	(15)	2,408
Unrecognized actuarial gains and losses	(95)	(1,853)	6	(1,942)

Net provisions for pensions, 31 December 2010	128	347	(9)	466
Current value of funded obligations	458	8,908	153	9,519
Fair value of plan assets	(200)	(7,521)	(191)	(7,912)
Provisions, net	258	1,387	(38)	1,607
Unrecognized actuarial gains and losses	(111)	(1,236)	22	(1,325)

Net provisions for pensions, 31 December 2011	147	151	(16)	282
whereof reported as
Other non-current assets (see Note 15)	(118)	(545)	(17)	(680)
Provisions for pensions	265	696	1	962

Historical Information
	2007	2008	2009	2010	2011

Current value of funded obligations	11,474	9,414	11,887	11,619	9,519
Fair value of plan assets	(10,505)	(8,324)	(9,169)	(9,211)	(7,912)

Pensions, net	969	1,090	2,718	2,408	1,607
Unrecognized actuarial gains and losses	436	31	(1,775)	(1,942)	(1,325)

Net provisions for pensions	1,405	1,121	943	466	282

23 – Other provisions

	As of 31 December
SEK million	2010	2011

Opening balance	1,920	1,492
Additions	26	1
Disposals	(241)	(124)
Exchange differences	(213)	1

Closing balance	1,492	1,370

24 – Bank debt

	2010			2011
SEK million	Current	Non- current	Total	Current	Non- current	Total
Property loans	192	12,419	12,611	906	11,584	12,490
Other loans	1,106	18,710	19,816	1,629	21,119	22,748
Revolving credit facilities		6,666	6,666		5,560	5,560
Other utilized bank credit lines	351	395	746	307	457	764

Total	1,649	38,190	39,839	2,842	38,720	41,562

Schedule for repayment of bank debt is presented in Note 31, Liquidity risks.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	As of 31 December
SEK million	2010	2011

SEK	12,500	12,533
GBP	292	450
USD	18,231	20,622
EUR	8,279	7,396
Other currencies	537	561

Total	39,839	41,562

Regarding assets pledged, see Note 29.

25 – Senior notes

In November 2003, the Company issued USD 175 million of notes at an interest rate of 7.5% with maturity on 1 November 2013. In November 2004, the Company issued USD 250 million of notes at an interest rate of 7.0% with maturity on 1 December 2016. In April 2010, we redeemed all our outstanding Senior Notes due 2013, in the aggregate of USD 153.1 million at a price of 102.5%. On 8 February 2007, the Company completed an offering of €300 million Senior Notes due 2017 at an interest rate of 6.125% On 14 February 2007, the Company completed an offering of EUR 102 million at an interest rate of 5.875% Senior Notes due 2019. In March 2010, we completed an offering of EUR 200 million of Senior Notes due 2020 at an interest rate of 7.875%.

Regarding the covenants of the loans, see Note 31.

Issued – Maturity				Fair value As of 31 December		Carrying amount (SEK million) As of 31 December
(million)	Nominal	Outstanding	Interest	2010	2011	2010	2011
2004 – 2016	MUSD 250	MUSD 128.8	7.00%	MUSD 121	MUSD 119	874	890
2007 – 2017	MEUR 300	MEUR 300	6.125%	MEUR 287	MEUR 264	2,692	2,674
2007 – 2019	MEUR 102	MEUR 102	5.875%	MEUR 93	MEUR 80	915	909
2010 – 2020	MEUR 200	MEUR 200	7.875%	MEUR 191	MEUR 168	1,775	1,763

Total						6,256	6,236

26 – Leases

Company as lessee

The operating lease obligations include chartering of crude oil tankers on a timecharter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of properties and ports.

Rental expense for operating leases were as follows:

	Years ended 31 December
SEK million	2010	2011

Rental expense	1,905	1,861

Four RoPax vessels, one Drillship and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of 31 December 2010 and 2011 amounted to SEK 6,932 million and SEK 7,190 million, respectively. The net book value related to these capital leases amounted to SEK 5,391 million as of 31 December 2010 and SEK 5,434 million as of 31 December 2011.

As of 31 December 2010 the future minimum lease commitments under non-cancelable operating leases and capital leases were as follows:

SEK million	Operating leases	Capital leases

2011	1,537	225
2012	719	227
2013	639	223
2014	607	215
2015	533	193
2016 and thereafter	1,957	786

Total minimum lease commitments	5,992	1,869

As of 31 December 2011 the future minimum lease commitments under non-cancelable operating leases and capital leases were as follows:

SEK million	Operating leases	Capital leases

2012	1,578	222
2013	1,276	161
2014	1,048	150
2015	725	146
2016	506	224
2017 and thereafter	1,767	800

Total minimum lease commitments	6,900	1,703

Company as lessor

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of 31 December, were as follows:

	2010			2011
SEK million	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Vessels	29,031	(9,213)	19,818	36,340	(11,726)	24,614
Real estate	24,354		24,354	25,753		25,753

Total	53,385	(9,213)	44,172	62,093	(11,726)	50,367

As of 31 December 2010 the future minimum rentals to be received under non-cancelable operating leases were as follows:

SEK million	Vessels	Real estate	Total

2011	3,427	709	4,136
2012	1,492	590	2,082
2013	1,386	359	1,745
2014	917	214	1,131
2015	162	132	294
2016 and thereafter	67	223	290

Total minimum lease rentals	7,451	2,227	9,678

As of 31 December 2011 the future minimum rentals to be received under non-cancelable operating leases were as follows:

SEK million	Vessels	Real estate	Total

2012	459	737	1,196
2013	358	553	911
2014	283	415	698
2015	256	265	521
2016	163	159	322
2017 and thereafter	933	204	1,137

Total minimum lease rentals	2,452	2,333	4,785

In addition to the minimum lease rentals as above, the Company has entered into lease agreements for the DrillMax vessel Stena IceMAX and Suezmax vessels, under construction as per 31 December 2011. The amounts in the table above exclude amounts from the Company’s portfolio of residential rental properties since those lease agreements are generally cancelable within three months.

27 – Other non-current liabilities

	As of 31 December
SEK million	2010	2011

Prepaid income	65	101
Other liabilities	881	1,701

Total	946	1,802

Repayment of non-current liabilities is required according to the following schedule:

SEK million	1 – 3 years	3 – 5 years	More than 5 years	Total

Prepaid income	65		36	101
Other liabilities	1,468	165	68	1,701

Total	1,533	165	104	1,802

28 – Accrued costs and prepaid income

	As of 31 December
SEK million	2010	2011

Accrued costs
Charter hire/running costs	241	176
Interest costs	401	464
Accrued personnel costs	362	419
Other accrued costs	731	983
	1,735	2,042
Prepaid income
Prepaid charter hire	207	97
Other prepaid income	394	486
	601	583

Total accrued costs and prepaid income	2,336	2,625

29 – Pledged assets commitments and contingent liabilities

Pledged assets

Pledged assets represent assets securing various financings. These assets can only be used by the party benefiting from the pledge if there is an event of default under the respective financing documents or the appropriate remedy period has elapsed.

The following assets have been pledged as securities for bank debt:

	As of 31 December
SEK million	2010	2011

Shares in subsidiaries	4,272	4,369
Mortgages on vessels	30,092	34,129
Mortgages on properties	14,853	15,421
Chattel mortgages	642	710
Investment in affiliated companies	1,015	1,027
Marketable securities	1,053	1,045
Trade debtors	336	344
Short term investments	961	883
Reservation of title	52	52
Assets pledged, other	988	1,589

Total assets pledged for normal bank debt	54,264	59,569

Investment in SPEs	6,175	4,548

Total assets pledged for bank debt	60,439	64,117

Long-term and short-term debt and capitalized lease obligations	41,708	43,265
Debt in SPEs	5,140	4,143

Total debt and capitalized lease obligations	46,848	47,408

In addition, certain guarantees have also been issued to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 1,578 million for 2012 and SEK 5,322 million from 2013. See Note 26.

As of 31 December 2011, a total of two vessels were on order from different shipyards. The total contract amount for these vessels amounts to SEK 6,917 million. Yard payments of SEK 4,018 million have been made in respect of these contracts.

Contingent liabilities

	As of 31 December
SEK million	2010	2011

Guarantees	1,818	2,078
Other contingent liabilities	692	585

Total	2,510	2,663

Guarantees include mainly commitments for property loans, bank guarantees for vessels in associated companies and -guarantee commitments for equipment delivered. There are also on-going tax issues with tax authorities in the Group.

30 – Consolidated statements of cash flows

Purchase of subsidiaries

Stena Line Ferries Ltd

On 1 December, 2010 Stena Line acquired 100% of the shares in DFDS Sea Ferries Ltd, which changed its name to Stena Line Ferries Ltd. Since the acquisition required approval from both Irish and British competition authorities, which were received in April and July 2011, the acquisition was not presented in 2010 as a purchase of a subsidiary. Stena Line Ferries Ltd is included in the consolidated accounts of Stena as of July 1, 2011, within the business area Ferry operations. The purchase price was EUR 22.3 million. Full effect of the acquisition is included in the table below. The headquarter is in Belfast. The Company operates the routes Belfast–Liverpool and Belfast–Heysham and has around 200 employees. The difference between the purchase price paid and the adjusted fair value of acquired net assets is EUR 39.5 million and is classified as Rights to routes.

DTF group

On 1 January, 2011 Stena Line acquired, through its subsidiary Sembo AB, 100% of the shares in Rejser A/S, the parent company in the DTF group. The Company has its the headquarters in Hjörring, Denmark, and 130 employees. The DTF group is a package holiday company. The purchase price was SEK 122 million. The difference between the purchase price paid and the adjusted fair value of acquired net assets is SEK 182 million and refers to goodwill. The goodwill is attributable mainly to the possibilities the acquisition creates in achieving synergies by integrate the DTF operation with Sembo present operation.

Macro

On 7 October, 2011 Ballingslöv International AB acquired 100% of the shares in Macro International AB. The company has its headquarters in Laholm, Sweden, and has 44 employees. Macro has a leading position in the bathroom market in Sweden and Norway. The purchase price was SEK 37 million. The difference between the purchase price paid and the adjusted fair value of acquired net assets is SEK 19 million and refers to goodwill.

Tre Trädgårdar

On 1 February, 2011 S-Invest Trading AB, the parent company of mainly the Blomsterlandet business, acquired 100% of the shares in Tre Trädgårdar AB. The company has its headquarters in Stockholm, Sweden, and has 19 employees. Tre Trädgårdar has two shops (Ella Trädgård) and is a garden centre retailer. The purchase price was SEK 31 million. The difference between the purchase price paid and the adjusted fair value of acquired net assets is SEK 21 million and refers to goodwill.

The total value of the acquired assets and liabilities is presented in the below table. The acquisitions are presented accumulated since they separately not are deemed as material. All acquired assets and liabilities were reported according to IFRS, at the time of the acquisition.

SEK million	2010	2011

Assets and liabilities acquired:
Intangible assets		12
Tangible fixed assets	252	49
Financial fixed assets		3
Inventories		27
Current receivables	2	212
Cash and cash equivalents	1	15
Long-term debt		(69)
Current liabilities	(4)	(345)
Deferred tax	(25)	(88)

Acquired net assets	226	(184)

Goodwill		220
Rights to routes		354
Non-controlling interest	(98)
Purchase price	(128)	(390)
Deferred purchase price		3
Cash and cash equivalents in acquired businesses	1	2

Effect on the Group’s cash and cash equivalents	(127)	(384)[1]

1)

Regarding the acquisition of Stena Line Irish Sea Ferries Ltd an initial payment of EUR 22 million was made at completion on 1 December 2010, which is why this total amount does not reflect cash paid out during 2011.

Total expenses related to the acquisition amounted to SEK 35 million and have been reported as direct operating expenses.

Interest payments

	Years ended 31 December
SEK million	2010	2011

Interest, paid	2,045	2,028
Interest, received	476	394

Financing activities

Other financing activities includes further purchase of the shares in the subsidiary Ballingslöv International AB amounting to SEK 53 million. As per 31 December 2011 Adactum owned 100% of Ballingslöv. For 2010 purchase of shares in Ballingslöv amounted to MSEK 218. As per 31 December 2010 Adactum owned 96% of Ballingslöv.

31 – Financial risk factors and financial risk management

This note describes the financial risk management in the Stena Group. Accounting principles for financial instruments are described in Note 1 and financial outcome for the year 2011 and 2010 are described in Note 32. Other notes that include information used in Note 31 and 32 are Note 13 Investments in SPEs, Note 14 Marketable securities, Note 15 Other noncurrent assets and Note 18 Short-term investments.

Financial instruments in the Stena Group consist of bank loans, derivatives, finance leasing contracts, accounts payable, accounts receivable, bonds, shares and participations as well as cash and short-term investments.

The primary risks deriving from handling of financial instruments are Market risks including interest-rate risk, currency risk and price risk, Credit risk and Liquidity risk. All of these risks are handled in accordance with an established financial policy.

Financial risk factors

The Group’s activities expose it to a variety of financial risks. The Group’s overall risk management policy focuses on the unpredictability of the financial markets and aims to minimize potential adverse effects on the Group’s financial results. The Group employs derivative instruments to hedge exposure to certain risks.

Risk management is handled by a central finance department, Stena Finance, in accordance with policies determined by the Board of Directors. Stena Finance identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board of Directors prepares written policies for both overall risk management and for risk management of specific areas such as currency risk, interest rate risk, credit risk, the utilization of derivative and non-derivative financial instruments and the investment of excess liquidity.

The Company uses financial instruments to reduce the risk of a major adverse effect on its results from price changes in currencies, interest rates and oil markets.

As a basic principle, fixed assets are financed with long-term funding in the form of issued bonds, bank debt and leasing liabilities. Each subsidiary’s assets are financed in local currency and to the extent that assets and liabilities in foreign currency cannot be matched, the net exposure is hedged with financial derivative contracts.

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

Financial risk management is carried out within the scope of the Company’s financial policies and manuals mainly by the treasury department.

Market risk – Interest rate risks

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

Financial instruments for interest rates, such as futures, swaps or different types of interest rate options, are used to hedge future interest rate payments. Interest income or interest expenses under these contracts are allocated to specific periods and reported as an adjustment of the interest expense on the underlying liability. The Group reports accrued interest at the end of the accounting period, calculated in accordance with the conditions in the contracts. Generally, the underlying liabilities have a longer duration than the financial hedging contracts and allocation of accrued interest over a period of time is carried out as long as the hedging contracts are considered to form an effective portion of the Group’s overall risk management.

Market risk – Currency risks

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company’s revenues and expenses are denominated in USD, but also in GBP and EUR. The Company’s foreign currency risk arises from (i) the Company’s investment in foreign subsidiaries’ net assets (equity exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company’s functional currency) and (iii) fluctuations in exchange rates on the value of the Company’s sales and purchases in foreign currencies (transaction exposure).

The Company’s policy is to hedge its translation exposure which mainly arises from USD and EUR borrowings in companies with SEK as their functional currency. The Company also hedges parts of its transaction exposure in USD, GBP, EUR, CAD, PLN, NOK and DKK from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations (USD). The Company’s transaction exposure mainly originates from its ferry operations and offshore drilling operations. The currencies mainly used for sale are EUR, CAD, PLN, NOK and DKK and the currencies mainly used for purchase are USD, GBP and NOK.

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

Interest rate differential from currency swaps or forward agreements are reported as interest income or interest expenses in the Group’s net financial income.

The book value of our net assets of subsidiaries denominated in a foreign currency, as of 31 December 2011, was approximately SEK 23.3 billion. The net assets are expressed mainly in Swedish kronor, U.S. dollars, Euro and British pounds. A 1% change in the value of the SEK against each of the functional currencies of our subsidiaries would affect our shareholders’ equity as of 31 December, 2011 by SEK 233 million.

Translation differences from translation exposure

Monetary assets and liabilities in foreign currency are translated at the closing rate of exchange on the balance sheet date. Derivative instruments attributable to the financial hedging of the value of these balance sheet items, such as currency swaps, currency forward agreements or currency option contracts, are valued at fair value, which includes translation at the closing rate of exchange, while changes in fair value are reported gross as exchange rate differences in the Group’s net financial income, where the translation of monetary assets and liabilities is also reported. Interest rate differential from currency swaps or forward agreements are reported as interest income or interest expenses in the Group’s net financial income. According to the Group’s finance policy, 100% of such exposure should be hedged.

Translation differences from transaction exposure

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

According to the Group’s finance policy, 0–100% of such exposure should be hedged.

Market risk – Price risk

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

The vessels of the ferry operations have an annual consumption of bunker fuel of approximately 300,000 tons and 70,000 tons of gas oil which combined converts to an annual volume of about 2.4 million barrels. A part of this is hedged on a consecutive basis. All contracts are settled monthly at a volume corresponding to the underlying consumption.

Equity price risk

All equity holdings within Short-term investments and Marketable securities are traded at an active market at an exchange, hence no illiquidity, counterparty risk or other uncertainty discounts have been applied. A total risk limit for investment and trading in equities, equity indices and bonds has been approved by the Board of Directors and the utilizations of the limits is monitored on a daily basis. The risk mandate will be allocated per trader/portfolio, reflecting a 10% overnight adverse price movement. As a complement to the price risk measurement, specific risk, sector risks and geographic risks are followed up and reported. For liquidity purposes, a minimum share of the total financial investments should be made in liquid securities. The Finance policy also governs what type of financial instruments that are acceptable. In order to reduce the credit risk when investing in corporate bonds, there are certain approved limits for credit rating of the issuer.

Our portfolio of equities is well diversified, both in terms of markets and industries. Investments are made within the boundaries of our finance policy in terms of risk- and loss limits. As of 31 December 2011, a change of +/–10% in the unrealized value of all our equity holdings within Short-term investments and Marketable securities, would have an effect of +/–SEK 280 million on profit before tax and +/–SEK 81 million recognized in other comprehensive income less deduction of deferred tax.

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

In our Property operations, both residential and commercial tenants make the rental payments in advance. Nevertheless, a credit check is always made on new tenants, residential as well as commercial, and commercial tenants are put on regular “credit-watch” throughout the rental period. If the potential tenant does not fulfill the criteria set out in our finance policy, the tenant can either be denied a rental contract or be asked to make additional pre-payment or provide a bank guarantee (commercial tenants).

All financial instruments are entered into with counterparties who are considered to be creditworthy institutions and terms and conditions are documented. In the normal course of business, none of the parties demand collateral for credit exposure from financial instruments. All financial derivatives are traded within the framework of established ISDA agreements, where positive and negative market values are netted. In the table below credit risk refers to net positive market values per counterparty.

Liquidity risks

Liquidity risk is managed by maintaining an adequate level of cash, cash equivalents and available financing through unutilized committed credit facilities and the possibility to sell short term marketable holdings in equities and bonds. Due to the dynamic character of the business, the need for financing flexibility is satisfied by arranging part of the Company’s funding in the form of committed Revolving Credit Facilities, under which short term requirements for liquidity can be met.

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

The table below shows the Group’s financial debts, sorted by the remaining years until the agreed maturity date. The figures shown in the table are based on agreed confirmations and constitute undiscounted cash flows. Cash flows in foreign currency is converted to SEK by using the closing exchange rates.

The following table summarizes the notional volume and credit risks of financial derivative instruments:

	31 December 2010		31 December 2011
SEK million	Notional amount	Credit risk	Notional amount	Credit risk

Currency forward contracts and swaps	19,706	265	30,036	50
Currency options	45		9
Interest rate forward contracts and swaps	13,195		28,041
Interest rate options	4,135		2,888
Commodity fixed price swaps – oil	3,096	235	2,612	158
Commodity options – oil	274		185	105

Total	40,451	500	63,771	313

As per 31 December 2011	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Not specified
Property loans	12,490	906	1,224	902	9,458
Other bank loans	22,748	1,629	4,587	4,375	12,157
Revolving Credit Facility	5,560					5,560
Other credit facilities	764	307				457
Senior Notes	6,236				6,236
Financial leasing debt	1,703	222	161	520	800
Operational leasing debt	6,900	1,578	1,276	2,279	1,767
Trade accounts payable	1,281	1,281

Total	57,682	5,923	7,248	8,076	30,418	6,017

Property loans consists principally of bank mortgage loans on real estate, buildings and land in the Company’s real estate business segment. These loans are denominated in SEK and EUR, respectively. Other loans consist of long term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK, respectively.

Since December 2004 the Company has held a revolving credit facility of USD 1 billion. The facility was renegotiated in January 2006 and expires in January 2013. Obligations under the facility are secured mainly by mortgages on certain vessels and rigs. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of 31 December 2011, the utilized portion of the facility was USD 802 million, of which USD 776 million was actually drawn and USD 26 million used for issuing of bank guarantees. As of 31 December 2010 the utilized portion of the facility was USD 909 million, of which USD 884 million was actually drawn and USD 25 million used for issuing of bank guarantees. As of 2007, the Company has an additional revolving credit facility of USD 200 million and the utilized portion of the facility as of 31 December 2011, was USD 32 million. As of 31 December 2010, the utilized portion of the facility was USD 107 million. During 2010, the Company entered into a new SEK 6,660 million Revolving Credit Facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. As of 31 December 2011, as well as of 31 December 2010 this facility was unutilized. As of 31 December 2011 the Company had SEK 8,090 million in other unutilized, mainly uncommitted, overdraft facilities and other similar lines of credit, as compared to SEK 7,743 million as of 31 December 2010.

“Not specified” includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2012. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis. “Not specified” also includes the utilized portion of the Revolving Credit Facilities.

The revolving credit facility imposes various financial and operating covenants upon the restricted group. Among other things, the principal financial covenants (i) require us to maintain current assets and committed undrawn facilities in an amount greater than or equal to 125% of consolidated current liabilities, (ii) require us and our subsidiaries to maintain minimum cash and cash equivalents of not less than USD 50 million, (iii) require our net debt to be no greater than 65% of the capitalization, and (iv) require us to maintain ownership of the security parties that, at the date of execution of the credit facility agreement, are members of the Stena Group.

32 – Financial instruments

This note describes the financial outcome of financial instruments in the Stena Group. Accounting principles for financial instruments are described in Note 1 and financial risk management is described in Note 31.

Financial instruments per category

SEK million	Financial instruments measured at fair value through income statement
31 December 2010	Fair value option	Held for trading[1]	Derivatives used for hedging	Held to maturity	Available for sale	Loans and receivables	Other financial liabilities	Total carrying value	Fair value
Assets
Marketable securities	2,127				2,003			4,130	4,130
Other noncurrent assets	365				1,380			1,745	1,745
Trade debtors						2,754		2,754	2,754
Short-term investments		151				3,976		4,127	4,127
Investments in SPEs				5,148	1,027			6,175	6,088
Other receivables		123	431					554	554

Total	2,492	274	431	5,148	4,410	6,730		19,485	19,398

Liabilities
Senior notes							6,256	6,256	5,950
Other Long-term interest bearing debt							39,834	39,834	39,834
Short-term interest bearing debt							1,874	1,874	1,874
Trade accounts payable							1,313	1,313	1,313
Debt in SPEs							5,140	5,140	5,140
Other liabilities		36	57					93	93

Total		36	57				54,417	54,510	54,204

31 December 2011
Assets
Marketable securities	2,650				815			3,465	3,465
Other noncurrent assets	53				1,442			1,495	1,495
Trade debtors						3,218		3,218	3,218
Short-term investments		149				2,519		2,668	2,668
Investments in SPEs				4,072	477			4,548	4,431
Other receivables		2	339					341	341

Total	2,703	151	339	4,072	2,734	5,737		15,735	15,618

Liabilities
Senior notes							6,236	6,236	5,373
Other Long-term interest bearing debt							40,201	40,201	40,201
Short-term interest bearing debt							3,064	3,064	3,064
Trade accounts payable							1,281	1 281	1 281
Debt in SPEs							4,143	4,143	4,143
Other liabilities		280	1,371					1,651	1,651

Total		280	1,371				54,925	56,576	55,713

1)

Held for trading includes exchange contracts for hedging translation exposure, but not included in hedge accounting, reported in Other liabilities/receivables, SEK (199) million in 2011 and SEK 120 million in 2010 and interest rate contracts for hedging interest, but not included in hedge accounting, reported in other -liabilities SEK (75) -million in 2011 and SEK (17) million in 2010.

Financial instruments at fair value

The table below shows the Group’s financial instruments, excluding investments in SPEs, at fair value as of 31 December 2010 and 2011, respectively.

The different levels indicate to what extent the market value has been used when calculating the fair value. In level 1 fair value is determined on the basis of the asset’s listed buying current bid-rate on balance sheet date, with no addition for any transaction costs (for example brokerage) on acquisition date. In level 2 fair value is determined by utilizing a valuation technique. In level 3 fair value is based on an estimated discounted cash flows.

	31 December 2010				31 December 2011
	Level 1	Level 2	Level 3	Total balance	Level 1	Level 2	Level 3	Total balance
Assets
Financial assets at fair value through profit or loss
– Trading derivatives		3		3		2		2
– Trading securities	2,278	157	208	2,643	2,799		53	2,852
Derivatives used for hedging		431		431		339		339
Available-for-sale financial assets
– Equity securities	1,122	423	1,321	2,866	(577)	619	1,361	1,403
– Debt investments	458		59	517	773		81	854

Total assets	3,858	1,014	1,588	6,460	2,995	960	1,495	5,450

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives		36		36		280		280
Derivatives used for hedging		57		57		1,371		1,371

Total liabilities		93		93		1,651		1,651

Specification of financial instruments in Level 3

Opening balance 1 January			1,906				1,588
Total unrealized gains/losses
– recognized in profit or loss			42				22
– recognized in other comprehensive income			(33)				41
Proceeds from acquisitions and sales, net			(12)				10
– whereof realized result			(20)				8
Reclassification from level 3			(157)				(176)
Translation differences			(158)				10
Closing balance 31 December			1,588				1,495

As of 31 December 2011, a change of +/– 10% in the unrealized value of all our assets in the Level 3 category, would have an effect of +/– SEK 16 million (as of 31 December 2010 +/– SEK 21 million) on profit before tax and +/– SEK 133 million (as of 31 December 2010 +/– SEK 138 million) recognized in other comprehensive income.

The majority of the financial instruments in Level 3 relate to investments in private equity funds. The book value of these funds equals the Net Asset Value (NAV) provided by the fund manager. As we have not been provided with a specification of the different variables and assumptions used by the fund manager when calculating the NAV, we can not estimate the sensitivity of the different variables used. A major part of the financial instruments in Level 3 is related to funds that have been audited. However, a 1% change in Net Asset Value will result in a change of SEK 13 million based on our shareholdings in these funds.

Fair value

The table below summarizes the fair value of balance sheet items in the case where the fair value differs from the carrying value.

The investments in SPEs are classified as follows:

Corporate Fixed Income Bond are classified as “available for sale” and are revalued in other comprehensive income.

Senior Bank Debt are classified as “held to maturity” and are kept at cost in the balance sheet. To determine the market values for the Corporate Fixed Income Bonds the Company uses generally accepted public market pricing sources.

The fair value of Senior notes has been calculated by using prices in Bloomberg.

SEK million	2010 Carrying value	2010 Fair value	2011 Carrying value	2011 Fair value

Assets
Investments in SPEs	6,175	6,088	4,548	4,431

Liabilities
Senior notes	6,256	5,950	6,236	5,373

Interest rate hedge contracts

Outstanding interest rate contracts for hedging of the interest rate exposure

SEK million	2010 Notional amount	2010 Carrying amount	2011 Notional amount	2011 Carrying amount

Contracts excluding SPE
Interest rate swaps floating to fixed
– receivable position	5,884	125	1,430	32
– payable position	7,224	(203)	25,845	(1,334)
Interest rate swaps fixed to floating
– receivable position	86	4	79	2
Interest rate caps
– receivable position	4,135	16	634	2
Interest rate collar
– payable position			2,000	(119)

Contracts SPE
Interest rate swaps floating to fixed
– payable position	673	(18)	687	(17)
Interest rate caps
– receivable position	643	2	254	1

Total	18,645	(74)	30,929	(1,433)

The fair value of the instruments used in hedge accounting, excluding SPEs, amounts to SEK (1,358) million as of 31 December 2011 and SEK (57) million as of 31 December 2010 and is included in other current liabilities against the hedge reserve.

The SPEs are investing in different debt securities, see note 13, and to reduce the potential negative effects on the actual values of these entities, interest rate contracts have been entered into at an amount equal to that of the underlying fixed rate bonds.

Currency hedge contracts

The following two tables summarize the contractual net amounts of the Company’s forward exchange and option contracts to hedge the translation and transaction exposures. Notional amount is gross amount.

Outstanding currency hedge contracts for translation and equity exposure:

SEK million	2010 Notional amount	2010 Carrying amount	2011 Notional amount	2011 Carrying amount

Currency forward contracts
– receivable position	1,649	79	129	1
– payable position	634	(5)	174	(1)
Currency swap contracts
– receivable position	7,672	266	6,040	188
– payable position	6,214	(77)	10,785	(400)

Total	16,169	263	17,128	(212)

The fair value of the instruments used in hedge accounting for equity exposure, amounts to SEK (13) million as of 31 December 2011 and SEK 143 million as of 31 December 2010 and is included in other current liabilities (other current assets) against the hedge reserve.

Outstanding currency hedge contracts for transaction exposure:

SEK million	2010 Notional amount	2010 Carrying amount	2011 Notional amount	2011 Carrying amount

Currency forward contracts
– receivable position	818	19	7,254	65
– payable position	1,401	(47)	1,152	(24)
Currency swap contracts
– receivable position	645	10	2,289	103
– payable position	514	(7)	2,213	(34)
Currency options
– receivable position	45		4
– payable position	—		5

Total	3,423	(25)	12,917	110

The fair value of the instruments used in hedge accounting for transaction exposure amounts to SEK 113 million as of 31 December 2011 and SEK (24) million as of 31 December 2010 and is included in other current assets (other current liabilities) against the hedge reserve.

The table below shows the hedging contracts divided by currency. Notional amount is net amount.

Hedge accounting contracts for transaction exposure:

SEK million	2010 Notional amount	2010 Carrying amount	2011 Notional amount	2011 Carrying amount

SEK companies:
USD	498	(32)	921	70
EUR	180	8	865	(16)
NOK	58	3	(94)	2
Other			(55)	5

USD companies:
GBP	79	(1)	769	(4)
NOK	1,039	1	760	7
AUD	17	4

EUR companies:
USD	243	(4)	426	35
CAD	820	3	(609)	(17)
SEK			36	1

GBP companies:
USD	252	(6)	646	32
EUR			820	(2)

Total	3,186	(24)	4,485	113

Oil price contracts

Outstanding hedge contracts for bunker fuel exposure:

SEK million	2010 Notional amount	2010 Carrying amount	2011 Notional amount	2011 Carrying amount

Raw material swap contracts
– receivable position	2,601	270	2,612	158
– payable position	495	(35)

Raw material option contracts bought call	701	83	716	117
Raw material option contracts bought put	880	34
Raw material option contracts sold put	(1,307)	(62)	(531)	(12)

Total	3,370	290	2,797	263

The fair value of the instruments used in hedge accounting for bunker fuel exposure amounts to SEK 226 million as of 31 December 2011 and SEK 179 million as of 31 December 2010 and is included in other current assets against the hedge reserve.

Trading contracts

Outstanding derivative contracts for trading activities

SEK million	2010 Notional amount	2010 Carrying amount	2011 Notional amount	2011 Carrying amount

Foreign exchange spot and forwards	551	3	443	(1)
Currency options[1]	39	2	403	0
Interest rate instruments	112	0	120	0
Commodity options	93	(3)

Total	795	2	966	(1)

1)	The notional amount is delta adjusted.

33 – Personnel

The following table presents the average number of employees of the Company:

	2010		2011
	Total	No. of females	Total	No. of females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	25	15	23	14
Subsidiaries in Sweden	4,347	1,720	4,324	1,757

Total Sweden	4,375	1,735	4,350	1,771

Subsidiaries outside of Sweden	4,246	1,107	4,511	1,214
Shipborne employees	1,226	7	1,381	10

Total outside of Sweden	5,472	1,114	5,892	1,224

Total Group	9,847	2,849	10,242	2,995

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2011 was 3,732 as compared to 3,749 in 2010.

The following tables presents the wages, salaries and other remuneration of the employees of the Company

	2010			2011
SEK million	Board and CEO	Other employees	Total	Board and CEO	Other employees	Total

Parent company	12	35	47	12	32	44
Subsidiaries in Sweden	57	1,447	1,504	61	1,440	1,501

Total Sweden	69	1,482	1,551	73	1,472	1,545

Subsidiaries outside of Sweden:
Great Britain	32	757	789	36	677	713
The Netherlands	5	272	277	2	258	260
Denmark	9	362	371	13	377	390
Ireland		28	28		27	27
Norway	1	32	33	1	52	53
Finland		4	4
Poland	1	10	11	1	11	12
Switzerland	5	5	10	3	3	6
Spain	2	47	49	2	43	45
Portugal		3	3		3	3
France		4	4		4	4
Luxembourg	10	20	30	9	10	19
Greenland		8	8		6	6
China	6	16	22	5	19	24
Singapore	1	30	31	1	39	40
Korea	4	24	28	2	23	25
United States	2	17	19	2	17	19
Brazil		5	5		9	9
India	1	6	7	1	5	6
United Arab Emirates	2	20	22	1	21	22
Other		3	3		3	3
Shipborne employees		839	839		902	902

Total outside of Sweden	81	2,512	2,593	79	2,509	2,588

Total Group	150	3,994	4,144	152	3,981	4,133

Total personnel costs	2010			2011
SEK million	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total

Wages, salaries and other remuneration	47	4,097	4,144	44	4,089	4,133
Pension costs	13	437	450	30	336	366
Other social charges	16	445	461	17	464	481

Total	76	4,979	5,055	91	4,889	4,980

For Swedish-flagged vessels employed in international shipping activities, the Company has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of this subsidy in 2011 was SEK 332 million, out of which SEK 308 million related to ferry operations. In 2010, the amount of the subsidy was SEK 406 million, out of which SEK 383 million related to ferry operations. The amounts received have reduced personnel costs.

Remuneration of Senior Executives

Salaries of SEK 13 million were paid to the Chief Executive Officer and the Executive Vice President in 2011 and SEK 12 million in 2010. The corresponding pension charges amounted to SEK 18 million in 2011 and SEK 2 million in 2010. The aggregate compensation paid by the Stena AB to its directors (a total of nine persons, CEO included) amounted to MSEK 10 in 2011 same as in 2010. Of total salaries paid to other employees MSEK 37 were paid to other officers than the Chief Executive Officer, the Executive Vice President and the board members in 2011 (a total of seven persons) and MSEK 36 in 2010.

The Chief Executive Officer has retirement conditions allowing retirement from 65 years of age with a salary of 65% of the salary then valid. The period of notice from either parties is 12 months. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 250,000 in 2011, out of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to each of the Chief Executive Officer and the Executive Vice President. In 2010, the board members of Stena AB were paid SEK 250,000, out of which SEK 50,000 was paid to the Chairman of the Board and SEK 25,000 was paid to each of the Chief Executive Officer and the Executive Vice President.

The Chairman of the Board has in addition invoiced SEK 3,311,000 and SEK 2,398,000 for consultations for the years 2011 and 2010 respectively.

Women comprised 22% (22%) of the total number of Board members. Of chief directors other than the Chief Executive Officer, the Executive Vice President and the board members women comprised 11% (13%).

34 – Related Party Transactions

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

Concordia Maritime

Concordia and the Company (indirectly through Stena Bulk AB, a wholly owned subsidiary of the Company) are parties to an allocation agreement (the “Allocation Agreement”) pursuant to which Concordia may elect to participate 100%, 50% or not to participate in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. The net outcome of the agreement, including results of forward contracts, was in 2010 SEK 0.7 million and SEK 0 million in 2011.

We provide certain services to Concordia such as administration, marketing, commercial management, insurance and technical support for Concordia’s owned and chartered vessels, including administration of jointly chartered vessels, offices and office services for Concordia’s personnel and certain financial and other services. We earned fees for these services of SEK 37 million in 2010 and SEK 31 million in 2011.

Sessan

Since June 1999, we have served as the business manager of Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita, which is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, we also became the business manager of Sessan for its 50% participation in the shuttle tanker Stena Spirit, which is chartered pursuant to a 10-year contract to Petrobras in Brazil. We earned total fees for these services of SEK 1.5 million in each of the years 2010 and 2011.

In December 2002, we sold the remaining 50% of the RoPax vessel Stena Jutlandica to Sessan, which had acquired the first 50% of this vessel from us in 1996. The vessel is chartered back under an operating lease, for which we paid charterhire of SEK 59 million in each of the years 2010 and 2011, respectively.

Stena Metall

We purchase a substantial part of our bunker fuel from Stena Metall. Such purchases aggregated SEK 2,023 million and SEK 2,771 million in 2010 and 2011, respectively.

We provide management and other services to Stena Metall. We received SEK 1 million in each of the years 2010 and 2011 for these services.

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

Olsson family

We rent office space from members of the Olsson family. In each of the years 2010 and 2011, we paid SEK 24 million and SEK 39 million, respectively, in respect of such properties.

We manage certain properties owned by members of the Olsson family. In each of the years 2010 and 2011, members of the Olsson family paid us SEK 14 million and SEK 15 million, respectively, for such management services.

We have agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

35 – Subsequent events

In January 2012, a commercial property, with a total size of approximately 5,000 square meters, were acquired in London in the U.K for a total investment amount of GBP 22 million.

In February 2012 we sold Stena Navigator and in March 2012, we sold Stena Carribean.

In March 2012, we signed a time charter contract with LNG Shipping S.p.A. The time charter is for our LNG carrier, Stena Crystal Sky and the contract period is 40 months. LNG Shipping S.p.A, is a company fully owned by the Italian Company, ENI.

The fourth DrillMax vessel, the enhanced ice-classed ultra-deepwater drillship Stena IceMAX, was delivered in April 2012. In December 2011, a five year contract was signed with Shell for drilling services to be provided by Stena IceMAX with operational commencement scheduled for second quarter 2012.

We have during April purchased four modern RoPax vessels, the Stena Mersey, Stena Lagan, Norman Voyager and Watling Street. The first two vessels were already on bare-boat charter to Stena Line and the last two vessels are on charter to LD Lines and Scandlines A.G respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Stena AB (publ)

Under date of April 27, 2012, we reported on the consolidated balance sheets of Stena AB (publ) and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, which are included in the Company’s Annual Report on Form 20-F for the year 2011. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules included in the Form 20-F. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Gothenburg, Sweden

April 27, 2012

KPMG AB

Thomas Thiel

Authorized Public Accountant

Schedule II

Stena AB and Consolidated Subsidiaries

Valuation and Qualifying Accounts

Years ended December 31, 2010 and 2011

Description	Balance at Beginning of Year	Additions	Companies acquired	Deductions	Balance at End of Year
	(SEK in thousands)

Allowance for Doubtful Accounts:

December 31, 2010	94,208	5,830	—	(6,233)	93,805
December 31, 2011	93,805	5,471	—	(21,290)	77,986

Notes:

Additions includes foreign currency translation effect

SCHEDULE III

SCHEDULE III

enclosure 1

Description Property data	Encumbrances (Mortgages)	Market value	Date of construction	Date acquired
	TSEK	TSEK
Järnbrott 126:4	34,200	66,300	1961	01/01/81
Kallebäck 7:8	10,505	12,200	1964	01/01/81
Kallebäck 12:4	9,000	34,600	1960	31/12/83
P-huset på Masthugget 712:30	0	25,200
Stampen 26:2	112,500	179,200	1988	01/01/94
Järnbrott 164:22	39,000	61,700	1966	01/02/94
Sannegården 15:4	9,759	71,800	1973	01/01/83
Sannegården 15:5	18,750	59,000	1973	01/01/83
Sannegården 22:19	0	29,200	1973	01/01/83
Partille 3:234-5	0	200		01/01/83
Törnbotten 312 mfl	0	0		01/05/83
Askim 229:2	120,000	254,400	1968/98	01/01/00
Askim 70:1	0	300	1968/98	01/01/00
Askim 59:38	0	1,200	1968/98	01/01/00
Linkärven 6	0	0	1990	01/04/90
Järnbrott 144:5	8,625	30,400	1963	01/08/83
Kallebäck 4:1	36,950	67,500	1963	01/08/83
Kobbegården 257:3	45,000	67,300	1970	01/08/81
Kobbegården 257:1	60,000	86,700	1970	01/08/81
Kobbegården 257:2	45,000	57,900	1970	01/08/81
Kobbegården 151:2	0	200
Lerum Hallegården 1:246	0	1,500
Askim 70:2-3	75,375	167,000	1968	01/08/81
Kobbegården 6:139	0	25,100	1974	01/03/86
Gullbergsvass 5:11	78,000	124,100	1988	01/04/94
Kobbegården 6:3	0	314,100	1970	12/97
Helsingör 10	39,500	87,800	1964	01/05/81
Kockum 20	0	46,800	1960	01/05/81
Kockum 21/22	23,700	57,200	1962	01/01/82
Bilden 10	21,000	36,500	1963	04/84
Almen 20	24,375	47,600	1966	05/81
Frans Suell 14	0	272,900	1906/36	02/91
Frans Suell 8	0	0	1900/79	02/94
Frans Suell 10	0	0	1900/79	02/95
Solbacken 22	10,475	8,900	1964	05/92
Pilåkern 1	83,700	219,800	1959	05/81
Pilåkern 2	0	400	1960/70	05/81
Almen 16	5,400	23,100	1961	05/81
Leonard 1	194,000	315,500	1970	11/00
Abel 14	80,000	215,600	1973	11/00
Abel 15	45,000	0	1973	11/00
Korpen 39	0	21,000	1960/70	01/99
Laboratorn 4	16,800	38,900	1960/70	01/99
Professorn 12	11,900	23,100	1960/70	01/99
Hilleröd 12	5,250	38,100	1962	01/81
Solbacken 13	0	14,400	1965	06/86
Hymnen 1	22,400	48,500	1960/70	05/94

Kantaten 1	42,000	88,100	1960/70	05/94
Kantaten 2	33,600	82,100	1960/70	05/94
Kantaten 3	37,800	92,400	1960/70	05/94
Kantaten 6	27,300	60,100	1960/70	05/94
Monbijou 18	50,000	88,600		2008
Bjärred 40:22	11,900	14,400		2008
Bjärred 9:6, 9:9-10	55,700	69,200		2008
Karstorp 22:19	0	3,000		2008
Karstorp 22:31	0	3,000		2008
Lomma 28:46	23,000	34,400		2008
Lomma 30:55	5,200	12,500		2008
Lomma 35:61	5,300	8,400		2008
Vinstorp 26:50-52	24,500	33,700		2008
Vinstorp 28:29, 33:1	24,400	36,900		2008
Docenten 6	13,500	29,600	1960/70	01/97
Laboratorn 2	20,700	46,800	1960/70	01/97
Professorn 9	19,400	40,600	1960/70	01/97
Professorn 11	21,800	45,000	1960/70	01/97
Laboratorn 3	21,800	46,200	1960/70	01/97
Altona 20 & 21	113,000	168,200	1966	09/98
Pontus 20	97,225	185,900	1935	04/01
Luggude 8	20,000	42,300	1967	04/01
Hämplingen 15	12,750	28,100	1964	04/01
Utanverket 13	48,750	74,100	1958	04/01
Kolga 6	55,000	120,800	1935	04/01
Ryttmästaren 17	0	63,100	1970	02/04
Fältspaten 1	60,000	75,100	1982	02/04
Masthugget 712:30		0	2005	2005
Halmstad 6:4 mfl	0	0		2005
Gårdsten 58:1	284,175	331,300		2006
Tynnered 13:2	225,000	315,900		2006
Gårda 18:21	0	57,600		2009
Gårda 19:7	0	120,300		2007

Total SFAB	2,639,964	5,670,900

SCHEDULE III

enclosure 2

Description Property data	Encumbrances (Mortgages)	Market value	Date of construction	Date acquired
	TSEK	TSEK
Erstavik 26: 8	20,800	41,300	1971-75	12/96
Erstavik 26: 9	21,078	33,700	1971-75	12/96
Erstavik 26: 10	20,500	32,700	1971-75	12/96
Erstavik 26: 11	47,500	88,600	1971-75	12/96
Erstavik 26: 12	44,900	83,400	1971-75	12/96
Erstavik 26: 13	42,100	77,900	1971-75	12/96
Erstavik 26: 14	37,200	68,900	1971-75	12/96
Erstavik 26: 15	36,208	66,900	1971-75	12/96
Erstavik 26: 16	36,700	68,000	1971-75	12/96
Erstavik 26: 17	36,800	67,700	1971-75	12/96
Erstavik 26: 18	41,200	75,400	1971-75	12/96
Erstavik 26: 20	7,000	12,700	1971-75	12/96
Erstavik 26: 28	14,700	28,400	1971-75	12/96
Erstavik 26: 29	15,225	28,400	1971-75	12/96
Erstavik 26: 30	14,800	26,000	1971-75	12/96
Erstavik 26: 109	40,600	75,000	1971-75	12/96
Erstavik 26: 110	40,800	78,900	1971-75	12/96
Erstavik 26: 111	37,600	68,500	1971-75	12/96
Erstavik 26: 113	38,900	70,400	1971-75	12/96
Erstavik 26: 115	38,900	72,200	1971-75	12/96
Erstavik 26: 117	41,500	74,700	1971-75	12/96
Erstavik 26: 118	41,200	75,800	1971-75	12/96
Erstavik 26: 434	0	6,700	1971-75	12/96

TOTAL SFNAB	716,211	1,322,200

SCHEDULE III

enclosure 3

Description Property data	Encumbrances (Mortgages)	Market value	Date of construction	Date acquired
	TSEK	TSEK
Blackebergs Gård 1	0	143,800	1902	04/00
Hägern Större 16	245,000	529,300	1990	04/00
Tempelriddareorden 1	17,500	32,300	1964	12/01
Tempelriddareorden 2	12,110	26,400	1964	12/01
Tempelriddareorden 3	32,900	72,400	1964	12/01
Tempelriddareorden 4	26,600	57,200	1964	12/01
Tempelriddareorden 6	12,950	26,200	1964	12/01
Tempelriddareorden 7	32,900	74,300	1964	12/01
Tempelriddareorden 8	16,450	32,800	1964	12/01
Tempelriddareorden 9	19,950	47,300	1964	12/01
Söderbymalm 3:468	177,910	241,700		12/02
Skansen 18	0	666,100	1970	09/05
Ekebo 8:2	53,500	97,900		2008
Ekebo 8:3	6,946	-4,700		2008
Ekebo 8:4	6,946	-7,100		2008
Ekebo 8:5	39,700	68,100		2008
Ekebo 8:8	97,100	179,800		2008
Vilunda 6:39	103,400	179,400		2008
Eksätra 1	40,697	75,100		2008
Eksätra 2	26,250	45,200		2008
Högsätra 9	30,750	53,800		2008
Jungruholmen 2	69,179	101,100		2008
Björksätra 1	13,125	23,500		2008

TOTAL SFSAB	1,081,862	2,761,900

SCHEDULE III

enclosure 4

Description Property data	Encumbrances (Mortgages)	Market value	Date of construction	Date acquired
	TSEK	TSEK
Haninge Söderbymalm 6:9	15,000	41,500	1955	07/01
Haninge Söderbymalm 6:10	28,000	75,200	1956	07/01
Haninge Söderbymalm 3:328	9,000	25,000	1956	07/01
Haninge Söderbymalm 3:329	10,000	27,700	1956	07/01
Haninge Söderbymalm 3:333	9,000	22,800	1957	07/01
Haninge Söderbymalm 3:372	9,000	29,100	1964	07/01
Haninge Söderbymalm 3:337	49,250	123,900	1964	07/01
Haninge Söderbymalm 9:1	29,000	78,400	1964	07/01
Haninge Söderbymalm 9:2	26,000	71,100	1964	07/01
Haninge Söderbymalm 6:13	10,500	33,200	1964	07/01
Haninge Söderbymalm 6:14	0	92,100	1964	07/01
Haninge Söderbymalm 6:15	18,250	51,600	1962	07/01
Haninge Söderbymalm 6:16	0	20,300	1962	07/01
Haninge Söderbymalm 7:16	56,500	151,900	1963	07/01
Haninge Söderbymalm 3:395	14,750	34,000	1967	07/01
Haninge Söderbymalm 3:476	45,250	96,600	1985	07/01

Totalt SFHKB	329,500	909,600

SCHEDULE III

enclosure 5

Description Property data	Encumbrances (Mortgages)	Market value	Date of construction	Date acquired
	TSEK	TSEK
Höken 56, 57, Malmö	78,370	150,300	1984	2004
Jerusalem 69, 70 Malmö	38,250	65,800	1966	2004
Möllebacken 23, Malmö	81,106	193,200	1983	2004
Stralsund 33, Malmö	90,102	226,600	1974	2004
Björnen 4, Malmö	25,715	45,000	1986	2004
Gabriel 9, Malmö	74,573	155,100	1985	2004
Mården 3, Malmö	56,361	120,000	1988	2004
Axel 33, Malmö	163,307	416,800	1988	2004
Bornholm 6, Malmö	77,337	155,900	1975	2004
Granen 14, Malmö	28,293	66,900	1979	2004
Fretten 11, 13 Malmö	88,167	200,800	1979	2004
Nötskrikan 17, Malmö	43,669	93,100	1900	2004
Jägaren 1, Nöbb. 2:15	0	12,600	1980	2004
Jägaren 2-3	250,000	167,900	1973	2004
Villebrådet 1	0	74,200	1973	2,004
Kilen 18, Lund	0	188,800	1990	2004
Kilen 19, Lund	66,385	117,400	1992	2004
Cedern 17	0	76,900	1970	2004
Danzig 22	15,975	28,500	1961	2004
Elefanten 41	91,948	135,100	1989	2004
Hermodsdal 2	21,675	42,400	1963	2004
Lars 4	14,790	30,100	1958	2004
Mjödet 11	75,225	112,900	1968	2004
Stacken 11	21,420	44,600	1960	2004
Vårdkasen 2	0	16,500	1968	2004
Hörby Häggenäs 9:62	0	500	Other	2004
Tolered 129:25-26, 35-36, 122:2-3	80,750	336,500	1960	2004
Gårdsten 62:17	196,000	237,900
Järnbrott 117:5-6	280,000	479,000	1962	2004
Kortedala 92:5, 92:8, 93:2	70,550	128,400	1958	2004
Kortedala 105:5	41,752	68,600	1957	2004
Kortedala 105:3 mfl	157,998	269,300	1956	2004
Johanneberg 39:15	140,269	251,300	1981	2004
Backa 7:12 mfl	136,000	251,600	1965	2004
Backa 886:694-695	0	9,400	Other	2004
Tynnered 27:9	615,750	899,300	1967	2004
Prästhult 1:6	0	300	Land	2004
Tolered 157:2, 158:9, 162:2, 163:2	183,600	335,400	1960	2004
Jursta 3:5 och Jursta 3:6	0	80,500	Other	2004
Jursta 3:6	0	0	Other	2004
Kungsängen 7:6, Uppsala	32,400	65,600	1961	2004
Luthagen 80:1, Uppsala	125,600	269,000	1991	2004
Kvarngärdet 15:1, Uppsala	204,000	(309,200)	1963	2,004
Kvarngärdet 16:1, Uppsala	0	298,800	1963	2,004
Kvarngärdet 16:2, Uppsala	0	0	1963	2,004
Kvarngärdet 17:1, Uppsala	0	205,700	1963	2,004
Kvarngärdet 17:2, Uppsala	0	(1,300)	1963	2,004
Kvarngärdet 18:1, Uppsala	0	82,800	1963	2,004
Kvarngärdet 18:2, Uppsala	0	136,600	1963	2,004
Kvarngärdet 19:1, Uppsala	0	92,300	1963	2,004
Kvarngärdet 19:2, Uppsala	0	(800)	1963	2,004

Kvarngärdet 19:3, Uppsala	0	(600)	1963	2,004
Brahehus 1, Malmö	59,450	139,400	1957	2004
Holmen 1, Malmö	116,564	188,400	1982	2004
Martallen 25, Sthlm	0	14,200	1931	2004
Martallen 26, Sthlm	0	9,500	1932	2005
Källsmora 1:92 (ryttarfastighet)	0	500	1929	2004
Wahrenberg 11	155,200	280,400	1939	2004
Sjukhuset 3	132,510	150,900	1950	2004
Tornet 10	81,280	80,700	1969	2004
Tornet 11	0	16,800	1969	2004
Tornet 12	0	53,900	1969	2004
Vale 9	12,000	44,900	1961	2004
Odinslund 6	70,000	104,600	1925	2004
Dalkarlshugget 2	127,500	299,400	1967	2004
Rosenbrödet 1	0	52,400	1963	2004
Smörrutan 1	0	79,200	1964	2004
Wienerbrödet 1	79,500	157,700	1907	2004
Wienerkransen 3, 4	52,105	150,300	1889	2004
Wienerkransen 1	0	49,600	1888	2004
Stativet 4	138,000	280,500	1942	2004
Jakobsberg 2:1164	0	58,400	1989	2004
Sjukhuset 16	90,000	0
Järvakrogen 2	9,500	18,400	Other	2004
Sikreno 8	0	6,500	1924	2004
Stockshem 10	0	83,800	1903	2004
Täckeråker 1:8, 1:9, 2:11	0	0	1991	2004
Täckeråker 2:11, 2:14	0	3,700	Other	2004
Pylonen 1	0	43,100	1972	2004
Tornet 1	0	43,100	1972	2004
Sfären 1-9, Solna	235,000	420,800	1938	2004
Tvålflingan 5	0	129,300	1973	2004
Tvålflingan 9	182,500	341,500
Autopiloten 5,9, Stockholm	21,996	32,000	Other	2004
Stockhem 11	0	70,600	Other	2004
Wahrenberg 9	83,500	213,400	Other	2004
Wahrenberg 10	49,200	86,900	Other	2004
Sicklaön 360:7	121,500	222,000
Briggen 1	0	55,300
Briggen 2	0	27,000
Blackebergs Gård 4	0	61,100
Blackebergs Gård 5	0	18,300
Lomma 25:96	0	6,200

Total SFFAB	5,484,642	11,219,000

SCHEDULE III

enclosure 6

Description Property data	Encumbrances (Mortgages)	Market value	Date of construction	Date acquired
	TSEK	TSEK
Archimedeslaan	60,392	90,354	1996	03/06
Atoomweg	68,428	31,738	1979	07/02
Brain Park 30	34,660	40,683	1988	05/04
Brain Park 80	10,465	18,192	1989	11/89
Brain Park 120	14,481	28,760	1989	11/89
Breguetlaan	23,357	29,848	1992	04/06
Cessnalaan	29,157	34,672	1997	01/006
Eisenhowerlaan	23,034	20,511	1979	01/02
Euclideslaan	0	58,349	1992	09/09
Haspelslaan	46,818	58,794	1986	07/01
Hogehilweg 6	35,680	33,325	1986	07/06
Keizersgracht	12,096	41,904	1750	10/88
Kiotoweg	43,267	47,201	2002	08/02
Koninginnegracht 10	5,894	44,312	1984	06/98
Koninginnegracht 12	6,861	33,406	1984	06/98
Koninginnegracht 13	14,969	32,193	1990	12/97
Koninginnegracht 14	31,212	40,486	1994	09/01
Koninginnegracht 23	25,121	28,760	1971	01/02
Lichtenauerlaan	30,182	35,305	1997	03/04
Max Euwelaan	35,360	29,527	1988	05/04
Markthalle	9,631	35,127	1987	12/87
Nacap	24,772	27,898	1989	07/89
Nacap01	78,839	75,101	1989	11/05
New York 3, Lijnden	31,390	35,787	2001	12/01
New York 9, Lijnden	28,348	26,958	2001	12/01
Nieuwezijds Kolk	42,875	57,029	1996	04/05
Parkstraat	43,796	67,132	1880	10/09
Park Voorn	46,610	36,197	1989	10/89
Park Voorn 9	14,788	31,899	1989	02/06
Paviljoensgracht	48,596	55,076	1981	12/99
San Francisco, Lijnden	1,789	2,524	2002	03/02
Scheveningseweg	27,748	42,092	1988	04/04
Schipolweg	39,987	73,642	1986	12/02
Stadhouderskade	55,389	197,804	1928	10/96
Rooseveltweg	25,359	34,993	1995	06/03
Rooseveltweg 11	36,917	36,402	2002	08/06
Veraartlaan	19,042	22,642	1978	08/99
Volmerlaan	36,438	21,099	1978	02/90
Westblaak	37,579	91,656	1976	12/06
Wilhelminalaan	30,478	61,835	1979	05/97
Zeestraat	40,672	41,985	1982	10/00
Adjustment	573,292

Total SRBV	1,845,771	1,853,196

SCHEDULE III

enclosure 7

Description Property data	Encumbrances (Mortgages)	Market value	Date of Construction	Date Acquired
	TSEK	TSEK
Hogehilweg	44,589	58,215	1986	09/05
Rue Brasseur, Luxemburg	153,161	220,463	1992	04/92
Sophia Antipolis, Nice	12,235	24,128	1989	03/90
Schiessstrasse, Duesseldorf	39,107	50,082	1990	06/89
WTC Sophia Antipolis	91,977	202,129	1990	12/00
Font de´l orme	28,492	46,126	1989	09/03
Les Deux Arcs	91,852	144,342	2003	12/04
Marco Polo	165,200	260,138	2003	12/06
Ecolucioles	89,890	127,594	2008	06/09
Pin Montard	96,133	149,309	1999	12/09
Weslayan	8,249	44,685	1979	04/09
Woodbranch 1+2	49,497	226,047	1979/1983	04/09
Hungary	46,818	50,546	1912	10/08
Leman Street	208,258	347,812	1977	07/11
Adjustment	773,292

Total SPBV	1,898,751	1,951,615

SCHEDULE III

enclosure 8

Description Property data	Encumbrances (Mortgages)	Initial cost to company Buildings and land	Additions/ Disposals Improvements	Total	Accumulated Depreciation	Net book value
	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK
Hotel Fredrikshavn	1,060,240	226,198	(1,666)	224,532	(153,915)	70,617
Hotel Grenå		0	0	0	0	0
Other buildings, Denmark		80,004	(648)	79,356	(73,426)	5,930
Hook of Holland		110,999	(1,124)	109,875	(46,818)	63,057
Port of Helsingborg		57,579		57,579	(55,783)	1,796
Port of Gothenburg		36,608		36,608	(24,625)	11,983
Port of Loch Ryan		102,255	2,881	105,136	0	105,136
Rejser A/S (Sembo Group)		0	4,044	4,044	(287)	3,757
Other		1,552	(568)	984	7,177	8,161
Adjustment		54,000	11,000		(54,000)

Total Stena Line	1,054,818	669,195	13,919	618,114	(401,677)	216,437

SCHEDULE III

enclosure 9

2011-12-31

Description Property data	Encumbrances (Mortgages) TSEK	Initial cost to company Buildings and land	Additions/ Disposals Improvements	Total	Accumulated Depreciation	Net book value TSEK	Date of construction	Date acquired
Göteborg Backa 170:2	29,400	27,725	0	27,725	(5,017)	22,708		2001-06
Strand Norum 33:4	8,250	12,602	447	13,049	(2,025)	11,024		2004-01
Borås Ryda 9:13	600	2,540	0	2,540	(512)	2,028
Vänersborg Galeasen 1	4,000	6,665	0	6,665	(1,898)	4,767		1995-01
Umeå Tolvmansgården 4	5,250	7,580	0	7,580	(1,205)	6,375		2006-09
Stockholm Bromma Hjässan 18	18,900	28,226	0	28,226	(1,635)	26,591	2008-12	2007-11
Stockholm Nacka Sicklaön 349:5	12,600	20,678	0	20,678	(1,502)	19,176	2009-01
Mölnlycke Solsten 1:153	21,000	36,835	360	37,195	(2,457)	34,738	2009-08
Linköping Glaset 2	0	30,526	550	31,076	(537)	30,539	2010-11	2008-12
Hässleholm Björken 4	0	2,708	93	2,801	0	2,801		2010-10
Stockholm Lidingö 3:390 (ofri grund)	0	7,238	405	7,643	(936)	6,707		2008-09
Arendal Rud 2:6 (ofri grund, pantsatt arrendekontrakt)	0	8,745	45	8,790	(2,085)	6,705		1999-01
Uppsala Valsätra 1:12 (ofri grund, pantsatt arrendekontrakt)	0	17,639	0	17,639	(3,178)	14,461		2005-06
Investment in rented property	0	20,191	4,810	25,001	(7,238)	17,763

Total S-Invest	100,000	229,898	6,710	236,608	(30,225)	206,383
Envac	0	693		693	(423)	270
Ballingslöv	269,567	365,738	35,612	401,350	(134,229)	267,121

Total Other	269,567	366,431	35,612	402,043	(134,652)	267,391
Total Adactum	369,567	596,329	42,322	638,651	(164,877)	473,774